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As filed with the Securities and Exchange Commission on September 26, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TALMER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	61-1511150 (I.R.S. Employer Identification Number)

2301 West Big Beaver Rd., Suite 525
Troy, Michigan 48084
Telephone: (248) 498-2802
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

David T. Provost, Chief Executive Officer and President
Talmer Bancorp, Inc.
2301 West Big Beaver Rd., Suite 525
Troy, Michigan 48084
Telephone: (248) 498-2802
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

J. Brennan Ryan
Allie L. Nagy
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW / Suite 1700
Atlanta, Georgia 30363
Telephone: (404) 322-6218
Facsimile: (404) 322-6050

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Smaller Reporting company ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Accelerated filer ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Class A Common Stock, par value $1.00 per share	$[•]	$[•]

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling shareholders specified herein.

(2)
Includes shares of Class A Common Stock which may be sold pursuant to the underwriters' option to purchase additional shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. These securities may not be sold until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 26, 2012

PROSPECTUS

TALMER BANCORP, INC.

[    •    ] Shares of Class A Common Stock

        This is the initial public offering of our Class A Common Stock. We are offering [    •    ] shares of our Class A Common Stock. The selling shareholders identified in this prospectus are offering an additional [    •    ] shares of Class A Common Stock in this offering. We will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

        Prior to this offering, there has been no established public market for our Class A Common Stock. It is currently estimated that the public offering price per share of our Class A Common Stock will be between $[    •    ] and $[    •    ] per share. We intend to apply to list our Class A Common Stock on The NASDAQ Global Market under the symbol "[    •    ]".

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See "Risk Factors" beginning on page 13 to read about factors you should consider before buying our Class A Common Stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Shares of our Class A Common Stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

        To the extent that the underwriters sell more than [    •    ] shares of Class A Common Stock, the underwriters have the option to purchase up to an additional [    •    ] shares from us and up to an additional [    •    ] shares from the selling shareholders at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on or about [    •    ], 2012, subject to customary closing conditions.

The date of this prospectus is                        , 2012

PROSPECTUS SUMMARY	1
RISK FACTORS	13
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	37
USE OF PROCEEDS	39
DIVIDEND POLICY	39
CAPITALIZATION	40
DILUTION	41
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	43
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	45
BUSINESS	94
SUPERVISION AND REGULATION	109
MANAGEMENT	125
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	136
DESCRIPTION OF CAPITAL STOCK	141
UNDERWRITING	147
SHARES ELIGIBLE FOR FUTURE SALE	153
LEGAL MATTERS	154
EXPERTS	154
WHERE YOU CAN FIND MORE INFORMATION	154

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are offering to sell, and seeking offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

        Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of Class A Common Stock to cover over-allotments, if any.

INDUSTRY AND MARKET DATA

        The market data and other statistical information used throughout this prospectus are based on independent industry publications. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. None of the independent industry publications referred to in this prospectus was prepared on our or our affiliates' behalf or at our expense.

 PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus. This is only a summary and does not contain all of the information that you should consider before investing in our Class A Common Stock. You should read this entire prospectus, including the "Risk Factors" section beginning on page [    •    ] and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our Class A Common Stock.

        In this prospectus, unless the context suggests otherwise, references to "Talmer Bancorp, Inc.," "the Company," "we," "us," and "our" mean the combined business of Talmer Bancorp, Inc. and its subsidiary bank, Talmer Bank and Trust (the "Bank").

        References to our "Class A Common Stock" and "common stock" refer to our Class A voting common stock, par value $1.00 per share.

Company Overview

        We are a bank holding company for Talmer Bank and Trust headquartered in Troy, Michigan. We have a management team of seasoned bankers with extensive experience operating, acquiring and integrating financial institutions in our current and target markets that is led by our President and Chief Executive Officer, David T. Provost. Mr. Provost brings 36 years of banking experience and is the former Chairman and Chief Executive Officer of The PrivateBank—Michigan, a $700 million subsidiary of Chicago-based PrivateBancorp, Inc., and its subsidiary, The PrivateBank. Dennis Klaeser serves as our Chief Financial Officer and as an Executive Managing Director. Mr. Klaeser has over 25 years of financial management and investment banking experience and has managed more than 30 merger and acquisition and capital transactions for financial institutions primarily located in the Midwest. Our Chairman, Gary Torgow, has over 25 years of banking and real estate experience and is the Founder and former Chairman of Sterling Group, a Michigan based real estate development, investment and management company that has acquired, developed and operated a number of landmark properties and businesses in southeast Michigan. Gary Collins serves as a Vice Chairman of the Company and the Bank and brings over 30 years of banking experience in the Chicago and Midwest markets where he most recently served as Chairman and Co-Chief Executive Officer of Lake Shore Wisconsin Corporation. Thomas C. Shafer, also a Vice Chairman of the Company, an Executive Managing Director and our Chief Lending Officer has 31 years of banking experience, most recently with Citizens Republic Bancorp, where he was responsible for overseeing the due diligence, purchase and integration of ten Midwest financial institutions.

        As a result of private placements and our FDIC-assisted acquisitions described, we have transformed from a small community bank in Troy, Michigan to a much larger commercial bank now operating 47 full service branches. As of June 30, 2012, $824.7 million, or 68%, of our total loan portfolio consists of loans we acquired in FDIC-assisted acquisitions, compared to loans originated by us of $392.3, or 32% of our total loan portfolio. Of the $824.7 million of acquired loans $814.6 million, or 99%, are covered by loss share agreements with the FDIC. We are a full service community bank offering a full suite of commercial and retail banking, wealth management and trust services to small to medium-sized businesses and individuals within the Detroit-Warren-Livonia MI metropolitan statistical area (Detroit MSA), in smaller communities in Northeastern Michigan, and in South Central and Southeastern Wisconsin. Our product line includes loans to small and medium-sized businesses, residential and commercial construction and development loans, commercial real estate loans, farmland and agricultural production loans, residential mortgage loans, home equity loans, consumer loans and a variety of commercial and consumer demand, savings and time deposit products. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a network of ATMs for our customers.

        At June 30, 2012, approximately 71% of our loans were to borrowers located in Michigan, 23% were to borrowers located Wisconsin and 5% were to borrowers located in Illinois. Loans to borrowers in the Detroit MSA totaled $790.9 million, or approximately 65% of total loans, of which $519.2 million, or 66%, were covered by loss share agreements with the FDIC. As of June 30, 2012, of the loans to borrowers in the Detroit MSA that were not covered by loss share agreements with the FDIC, $94.3 million were commercial and industrial loans, $85.3 million were commercial real estate loans and $84.3 million were residential real estate loans. The Detroit MSA includes borrowers located in Wayne, Oakland, Macomb, Livingston, St. Clair and Lapeer counties in the state of Michigan.

        As of June 30, 2012, our total assets were approximately $2.22 billion, our net total loans were approximately $1.14 billion, our total deposits were approximately $1.76 billion and our total shareholders' equity was approximately $354.8 million. We had net income of $33.4 million for the year ended December 31, 2011 and $10.4 million for the six months ended June 30, 2012. Net income for the year ended December 31, 2011 included one-time bargain purchase gains of $39.4 million, or 77% of total pre-tax income, resulting from our FDIC-assisted acquisitions of Peoples State Bank and Community Central Bank. There were no bargain purchase gains included in net income for the six months ended June 30, 2012.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We do not know if some investors will find our Class A Common Stock less attractive because we will rely on these exemptions. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

        We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Private Placements and FDIC-Assisted Acquisitions

        In the fall of 2009, through management and board action, we determined to embark on a capital raise process that would enable us to implement a new business plan to build a bank that aggregated multiple failed bank asset and liability pools to pursue significant income potential from the FDIC loss sharing and bid dynamics. On April 30, 2010, we closed on a private placement of our Class A Common Stock that raised $185.9 million from new investors at an offering price of $6.00 per share.

Also on April 30, 2010, we assumed approximately $1.17 billion of deposits and acquired approximately $941.3 million of the assets of the failed CF Bancorp, Port Huron, Michigan, including $825.4 million in loans, net of unearned income, and $10.3 million of other real estate, before acquisition discounts of $340.4 million and $5.0 million, respectively, from the FDIC, as receiver. We submitted a negative bid to the FDIC to purchase the assets of CF Bancorp at a discount of $137.0 million. As consideration for our acquisition of the assets of CF Bancorp, we also issued 390,000 warrants to purchase shares of our Class B Common Stock to the FDIC. The warrants are exercisable for ten years following the date of issuance and have an exercise price of $6.00 per share.

        In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $835.6 million of CF Bancorp's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned. The loss share agreements contain specific terms and conditions regarding the management of covered assets that we must follow to receive reimbursements from the FDIC. In addition, the loss share agreements have limited terms (ten years for losses on single-family residential real estate loans, five years for losses on non-residential real estate loans and eight years with respect to recoveries on non-residential real estate loans). With the acquisition of CF Bancorp, we acquired 22 branch locations located in eastern Michigan. The acquisition of CF Bancorp resulted in a bargain purchase gain of $52.7 million in the year ended December 31, 2010.

        On November 19, 2010, we assumed approximately $474.6 million of deposits and acquired approximately $684.3 million of the assets of the failed First Banking Center, Burlington, Wisconsin, including $475.7 million in loans, net of unearned income, and $18.3 million of other real estate, before acquisition discounts of $108.7 million and $5.5 million, respectively, from the FDIC, as receiver. We submitted a negative bid to the FDIC to purchase the assets of First Banking Center at a discount of $46.3 million. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $490.5 million of First Banking Center's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned, similar to the loss share agreements described above for CF Bancorp. With the acquisition of First Banking Center, we acquired 17 branch locations located in the southern portion of Wisconsin. The acquisition of First Banking Center resulted in a bargain purchase gain of $1.1 million recorded in the year ended December 31, 2010.

        On February 11, 2011, we assumed approximately $385.5 million of deposits and acquired approximately $390.4 million of the assets of the failed Peoples State Bank, Hamtramck, Michigan, including $321.2 million in loans, net of unearned income, and $8.8 million of other real estate, before acquisition discounts of $113.0 million and $3.1 million, respectively, from the FDIC, as receiver. We submitted a negative bid to the FDIC to purchase the assets of Peoples State Bank at a discount of $45.5 million. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $325.2 million of Peoples State Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned, similar to the loss share agreements described above for CF Bancorp. With the acquisition of Peoples State Bank, we acquired 10 branch locations located in southeast Michigan. The acquisition of Peoples State Bank resulted in a bargain purchase gain of $12.7 million recorded in the year ended December 31, 2011.

        On April 29, 2011, we assumed approximately $302.3 million of deposits and acquired approximately $402.1 million of the assets of the failed Community Central Bank, Mount Clemens, Michigan, including $329.8 million in loans, net of unearned income, and $18.8 million of other real estate, before acquisition discounts of $133.4 million and $7.6 million, respectively, from the FDIC, as receiver. We submitted a negative bid to the FDIC to purchase the assets of Community Central Bank at a discount of $62.8 million. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $341.7 million of Community Central Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned, similar to the loss share agreements described above for CF Bancorp. With the acquisition of Community Central Bank, we acquired 4 branch locations located in southeast Michigan. The acquisition of Community

Central Bank resulted in a bargain purchase gain of $24.9 million recorded in the year ended December 31, 2011.

        On February 21, 2012, we closed on a private placement of our Class A Common Stock consisting of an initial drawdown by us of approximately $21.0 million and commitments from investors for up to approximately $153.0 million of event driven capital at $8.00 per share to support growth strategies. Under the drawdown structure, upon a majority vote of our board of directors, we can drawdown additional capital from those investors with capital commitments until February 21, 2013 (subject to earlier termination in certain events) and each such investor is obligated to fund its pro rata portion of the total requested drawdown amount, subject to satisfaction of all closing conditions. As a result of our private placements and the disciplined deployment of capital, we believe we have ample resources to support operations and future acquisitions.

        In this prospectus, we refer to our four completed FDIC-assisted acquisitions collectively as the "acquisitions" and refer to CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank collectively as the "Acquired Banks." In addition, we refer to loans subject to loss share agreements with the FDIC as "covered loans" and loans that are not subject to loss share agreements with the FDIC as "uncovered loans." All of the loans and other real estate covered under the loss share agreements with the FDIC are referred to as "covered assets."

FDIC Indemnification Asset

        As a result of our acquisitions, as of June 30, 2012, 67% of our loans were covered under loss share agreements with the FDIC. Because the FDIC will reimburse us for 80% of losses we incur on our assets covered by loss share agreements, we recorded an indemnification asset at fair value at the acquisition date of such assets. For certain pools of covered loans, the reimbursement rate for losses is reduced for losses above a certain threshold. The FDIC indemnification asset reflects the reimbursements we expect to be received from the FDIC from losses incurred as we dispose of covered assets.

        The FDIC indemnification asset for loss share agreements is measured separately from the related covered assets because it is not contractually embedded in the assets and is not transferable if we sell the assets. We estimated the fair value of the FDIC indemnification asset using projected cash flows related to the loss share agreements based on the expected reimbursements for losses and the applicable loss share percentages. We discounted these cash flows to reflect the uncertainty of the timing of reimbursements from the FDIC. These cash flow discounts are inherently subjective as they requirement management to make material estimates, all of which may be susceptible to significant change.

        The ultimate realization of the FDIC indemnification asset depends on the performance of the underlying covered assets, the passage of time and claims paid by the FDIC. The loss share agreements for each of our acquisitions contain specific terms and conditions regarding the management of covered assets that we must follow to receive reimbursements from the FDIC and failure to comply with any of these terms and conditions could result in a specific asset or group of assets losing their loss share coverage. We will review the FDIC indemnification asset prospectively as loss estimates related to covered assets change and update the required disclosure of estimated fair value. Subsequent decreases in the amount expected to be collected on the covered assets generally result in an increase in expected indemnification cash flows and are reflected as both FDIC loss sharing income and an increase to the indemnification asset. Subsequent increases in the amount expected to be collected result in a decline in the expected indemnification cash flows and are reflected as a downward yield adjustment on the indemnification assets. At the time an asset subject to a loss share agreement is disposed of, through collection, charge-off or other settlement, any associated remaining indemnification asset, not recoverable from the FDIC, is written off.

Market Areas

        We currently operate within the greater Detroit metropolitan statistical area with our headquarters in north suburban Troy, Michigan with 34 branches in Genesee, Wayne, Oakland, Macomb, St. Clair, Lapeer, Sanilac and Huron counties. We also operate 13 branches in Wisconsin in Green, Kenosha, Lafayette, Racine and Walworth counties.

        The following table shows key demographic information about our market areas:

(Dollars in thousands, except for Household Income, which is in actual dollars)

Talmer Bank and Trust			Total Market Area
Metropolitan Statistical Area	6/30/2012 Deposits	Deposit Market Share %(1)	Total Deposits in Market Area(2)	2011 Population(3)	2011 - 2016 Projected Population Growth(3)	2011 Median Household Income(3)	2011 - 2016 Projected Growth in Household Income(3)	Unemployment Rate(4)
Michigan								8.5%
Detroit-Warren- Livonia	$1,254,378	1.40	$90,139,912	4,267,731	(1.96)%	$49,792	14.05%	9.9
Flint, MI	3,094	0.25	3,779,049	422,340	(2.24)	41,204	22.40	8.9
Wisconsin								6.8
Racine, WI	161,370	5.29	3,047,156	195,456	0.97	53,584	20.17	8.2
Whitewater, WI	110,407	7.37	1,543,331	102,421	3.26	51,481	11.94	N/A
Chicago-Joliet-Naperville, IL-IN-WI	56,368	0.02	291,894,127	9,481,409	0.86	57,427	21.59	8.5
Monroe, WI	29,510	4.29	819,908	36,960	3.03	48,473	11.72	N/A
MSA Totals			391,223,483	14,506,317
Weighted Average: MSA					(1.12)	50,429	14.72
Branches not in any MSA totals*	140,553			92,742
Weighted Average: Branches not in any MSA					3.42	38,794	11.98

Source:    SNL Financial, except where otherwise noted.

(1)
The total market share % data displayed is as of June 30, 2011.

(2)
Deposit data is for banks and thrifts only as of June 30, 2011 and does not include credit unions.

(3)
Source: ESRI, as provided by SNL Financial. Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data.

(4)
Source: U.S Department of Labor. Unemployment rate displayed is as of May 2012.

N/A—not available

*
Sanilac (MI), Huron (MI), and Lafayette (WI) counties

Our Business Strategy

        Our business strategy is to become a leading regional bank holding company by operating, integrating and growing our existing operations as well as to acquire other banks, including failed, underperforming and undercapitalized banks and other complementary assets. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. We believe recent and continuing dislocations in the U.S. banking industry have created an opportunity for us to create a leading regional bank that will be able to realize greater economies of scale compared to smaller community banks while still providing more personalized, local service than large-sized banks. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

  •
  Disciplined acquisitions.  We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. Our future acquisitions may also include distressed assets sold by the FDIC or another seller where our operations, underwriting and servicing capabilities or management experience give us an advantage in evaluating and resolving the assets. We are currently targeting the Midwest markets primarily in Michigan, Illinois, Wisconsin, Ohio and Indiana. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

  •
  Focus on client-centered, relationship-driven banking strategy.  We remain focused on originating high-quality loans and low-cost customer deposits. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small-and mid-sized businesses with an advisory approach that emphasizes understanding the client's business and offering a complete array of loan, deposit and treasury management products and services.

  •
  Expansion through organic growth and enhanced product offerings.  We also believe that our focus on serving consumers and small-to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income, particularly in an improving economic environment. Our executive management team has developed a hands-on operating culture focused on performance and accountability, with frequent and detailed oversight by executive management of key performance indicators. We have implemented a sales management system for our branches that is focused on growing loans and core deposits in each of our markets. We believe that this system holds loan officers and branch managers accountable for achieving loan production goals that are subject to our conservative credit standards and disciplined underwriting practices.

  •
  Operating platform and efficiencies.  We intend to continue to utilize our comprehensive underwriting and risk management processes and a state-of-the-art, scalable technology platform to support and integrate future growth and realize operating efficiencies throughout our enterprise.

        We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating FDIC-assisted transactions creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Our Competitive Strengths

  •
  Experienced and Respected Management Team with a Successful Track Record.  Our management team is led by Mr. Provost, who has 36 years of banking experience and is the former Chairman and Chief Executive Officer of The PrivateBank—Michigan. Mr. Provost leads a respected executive team of bankers with extensive experience overseeing commercial and consumer banking, mergers and acquisitions, systems integrations, technology, operations, credit and regulatory compliance matters. They have a proven track record of acquiring failed or failing financial institutions, and integrating them into a strong and profitable franchise. Dennis Klaeser, our Chief Financial Officer, has managed more than 30 merger and acquisition and capital transactions for financial institutions primarily located in the Midwest. Our Chairman, Gary Torgow, as the Founder and former Chairman of Sterling Group, a Michigan based real estate development, investment and management company has acquired, developed and operated a number of landmark properties and businesses in southeast Michigan. Gary Collins, a Vice Chairman of the Company and the Bank, brings over 30 years of banking experience in the Chicago and Midwest markets and Thomas C. Shafer, also a Vice Chairman of the Company, an Executive Managing Director and our Chief Lending Officer, was responsible for overseeing the due diligence, purchase and integration of ten Midwest financial institutions while he was with Citizens Republic Bancorp. Many members of our executive management team are from our market areas and have an extensive network of contacts with banking executives, existing and potential customers, and business and civic leaders throughout the region. We believe our executive management team's reputation and track record give us an advantage in negotiating acquisitions and hiring and retaining experienced bankers.

  •
  Highly Skilled and Disciplined Acquirer.  We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. We have executed four FDIC-assisted acquisitions in just over 24 months and integrated those investments into a common core processing platform. We believe our track record of completing and integrating transactions quickly has helped us negotiate transactions on more economically favorable terms. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

  •
  Excess Capital and Liquidity.  As a result of our private placements and the disciplined deployment of capital, we have ample capital with which to make acquisitions. As of June 30, 2012, we had approximately $111.1 million of excess capital available on a consolidated basis to continue to implement our acquisition strategy and to support growth in our existing banking franchises. Excess capital represents our consolidated tangible equity less the Bank level capital required to meet the 10% Tier 1 leverage ratio per our strategic plan accepted by the FDIC. In addition, we have commitments from institutional investors for up to an additional approximately $153 million of event driven capital at $8.00 per share. For a further discussion of the drawdown rights, see "Capital Resources" in "Management's Discussion of Financial Condition and Results of Operations." As of June 30, 2012, we had liquidity on hand of $578.1 million equal to 26% of total assets, which provides ample liquidity to support our existing banking franchises. Liquid assets include cash and due from bank, federal funds sold, interest-bearing deposits with banks and unencumbered securities available for sale.

  •
  Attractive risk profile.  The large majority of the loans in our loan portfolio were adjusted to their estimated fair value at acquisition in accordance with acquisition accounting requirements. Additionally, as of June 30, 2012, 67% of our loans and 100% of our OREO (each by dollar amount) were covered by loss sharing arrangements with the FDIC. The loss share agreements contain specific terms and conditions regarding the management of covered assets that we must follow to receive reimbursements from the FDIC. For a further discussion of the loss share agreements, see "Loss Share Resolution" in "Business." In addition, the loss share agreements have limited terms (ten years for losses on single-family residential real estate loans, five years for losses on non-residential real estate loans and eight years with respect to recoveries on non-residential real estate loans).

        We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

Risk Factors

        For a discussion of certain risk factors you should consider before making an investment, see "Risk Factors" beginning on page [    •    ].

Company Information

        Our principal executive offices are located at 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084, and our telephone number is (248) 498-2802. Our website address is www.talmerbank.com. The information and other content contained on our website are not part of this prospectus.

 The Offering

Common stock offered by us	[•] shares of Class A Common Stock.
Common stock offered by selling shareholders	[•] shares of Class A Common Stock.
Over-allotment option	[•] shares of Class A Common Stock from the Company.
[•] shares of Class A Common Stock from the selling shareholders.
Common stock to be outstanding after this offering	[•] shares of Class A Common Stock.(1)
Use of proceeds

Assuming an initial public offering price of $[•] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A Common Stock in this offering will be $[•] (or $[•] if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us), after deducting estimated underwriting discounts and offering expenses. We intend to use our net proceeds from this offering for general corporate purposes, including the acquisition of depository institutions through traditional open bank and FDIC failed bank acquisitions, as well as through selective acquisitions of financial services companies or of assets, deposits and branches that we believe present attractive risk-adjusted returns and provide a strategic benefit to our growth strategy. We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling shareholders in this offering. For additional information, see "Use of Proceeds."

Regulatory ownership restrictions

We are a bank holding company. A holder of shares of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to "control" the Company under applicable regulatory standards, may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions, or the FDIC Policy Statement. For a further discussion of regulatory ownership restrictions, see "Supervision and Regulation."

Dividend policy

We have never paid cash dividends to holders of our Class A Common Stock. We do not anticipate paying cash dividends on shares of our Class A Common Stock for the foreseeable future. For additional information, see "Dividend Policy."

Listing	We intend to apply to list our Class A Common Stock on The NASDAQ Global Market under the symbol "[•]".
Risk Factors	You should read the "Risk Factors" beginning on page [•], as well as other cautionary statements throughout this prospectus, before investing in shares of our Class A Common Stock.

(1)
Based on [    •    ] shares of Class A Common Stock issued and outstanding as of [    •    ], 2012. As of June 30, 2012, there were 393 holders of our Class A Common Stock. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our Class A Common Stock outstanding after this offering does not include an aggregate of up to [    •    ] shares of Class A Common Stock comprised of:

•
up to [    •    ] shares of Class A Common Stock which may be issued by us upon exercise in full of the underwriters' option to purchase additional shares of our Class A Common Stock;

•
[    •    ] shares of Class A Common Stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $[    •    ] per share, of which [    •    ] shares were vested as of [    •    ], 2012;

•
[    •    ] shares of Class A Common Stock reserved for future issuance under the Talmer Bancorp, Inc. [    •    ] Equity Incentive Plan (excluding the [    •    ] shares issuable upon exercise of outstanding stock options as noted above);

•
[    •    ] shares of Class A Common Stock issuable upon exercise of outstanding warrants with an exercise price of $6.00 per share; and

•
[    •    ] shares of Class A Common Stock issuable upon exercise of outstanding warrants with an exercise price of $8.00 per share.

 Summary Historical Consolidated Financial Data

        The following table sets forth our summary historical consolidated financial data for the periods and as of the dates indicated. You should read this information in conjunction with "Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the three months ended June 30, 2012 and 2011 and for the six months ended June 30, 2012 and 2011are derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. Our historical results shown below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	As of and for the three months ended June 30,		For the six months ended June 30,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2012	2011	2011	2010
Earnings Summary
Interest income	$23,515	$29,340	$49,494	$59,301	$119,478	$50,249
Interest expense	1,470	1,877	2,993	3,537	7,076	5,968
Net interest income	22,045	27,463	46,501	55,764	112,402	44,281
Provision for loan losses—uncovered	1,357	(119)	2,631	1,123	3,571	4,484
Provision for loan losses—covered	15,710	22,519	30,933	22,875	64,748	17,850
Bargain purchase gains	—	26,704	—	39,385	39,385	53,842
Noninterest income	27,777	42,845	53,621	59,335	113,774	86,583
Noninterest expense	25,146	29,488	51,079	52,596	106,591	41,765
Income before income taxes	7,609	18,420	15,479	38,505	51,266	66,765
Provision for income taxes	2,469	6,214	5,060	13,643	17,817	22,089
Net income	5,140	12,206	10,419	24,862	33,449	44,676
Per Share Data
Basic earnings per common share	$0.11	$0.31	$0.22	$0.64	$0.85	$1.60
Diluted earnings per common share	0.11	0.30	0.22	0.62	0.82	1.56
Book value per common share	7.54	7.17			7.23	6.44
Tangible book value per share	7.29	6.86			6.98	6.27
Average diluted shares (in thousands)	48,898	40,339	48,164	40,198	40,639	28,589
Selected Period End Balances
Total assets	$2,218,983	$2,228,991			$2,123,560	$1,689,645
Securities available-for-sale	479,508	343,742			223,938	298,094
Loans, excluding covered loans	402,444	223,086			323,705	139,784
Covered loans	814,561	1,033,872			912,215	750,561
FDIC indemnification asset	271,691	410,255			358,839	270,332
FDIC receivable	53,142	31,914			57,407	15,022
Total deposits	1,755,680	1,765,851			1,695,599	1,388,424
Total shareholders' equity	354,824	279,432			321,326	250,935
Tangible shareholders' equity	343,484	267,471			310,214	244,356

	As of and for the three months ended June 30,		For the six months ended June 30,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2012	2011	2011	2010
Performance and Capital Ratios
Return on average assets(1)	0.92%	2.20%	0.95%	2.44%	1.60%	4.55%
Return on average equity(1)	5.85	17.53	6.09	18.49	11.95	25.69
Average equity to average assets ratio	15.77	12.58	15.63	13.19	13.35	17.71
Net interest margin (fully taxable equivalent)(1)(2)	4.32	5.41	4.55	5.96	5.81	4.75
Tier 1 risk based capital	33.84	33.26			37.7	30.3
Total risk-based capital	35.17	34.54			39.0	31.5
Tier 1 leverage ratio	15.64	12.20			14.6	18.4
Asset Quality Ratios:
Net charge-offs to average loans, excluding covered loans(1)	(0.01)%	0.23%	0.10%	0.11%	0.05%	1.03%
Nonperforming assets as a percentage of total assets	2.20	1.04			1.20	1.18
Nonperforming loans as a percent of total loans	2.02	0.13			0.41	0.14
Nonperforming loans as a percent of total loans, excluding covered loans	0.43	0.49			0.65	0.63
Allowance for loan losses as a percentage of period-end loans	6.01	2.57			5.12	1.93
Allowance for loan losses-uncovered as a percentage of period-end uncovered loans	2.57	2.44			2.44	3.16
Allowance for loan losses as a percentage of nonperforming loans, excluding loans accounted for under ASC 310-30	126.84	347.76			344.68	350.79

(1)
Calculation is annualized for each interim period.

(2)
Tax equivalent basis using a 35% tax rate for all periods presented.

 RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, which describe all known material risks, as well as the other information in this prospectus including our consolidated financial statements and the related notes thereto, before deciding whether to invest in our common stock. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations and cash flow could be materially adversely affected. In such an event, the value of our common stock could decline and you could lose all or part of your investment.

        You should not place undue reliance on any forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

Risks Related to Our Business

Negative developments in the financial industry, the domestic and international credit markets, and the economy in general pose significant challenges for our industry and us and could adversely affect our business, financial condition and results of operations.

        Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continued uncertainty in 2012, both nationally and in our Michigan and Wisconsin markets. As a result of this "credit crunch," commercial as well as consumer loan portfolio performances deteriorated at many institutions, and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.

        Financial institutions like us have been, and may continue to be, affected by sharp declines in the real estate market, including falling home prices and increasing delinquencies, foreclosures and increased unemployment. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. Those concerns have led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. We do not expect these difficult conditions to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects on us.

        As a result, we may face the following risks:

  •
  economic conditions that negatively affect housing prices and the job market may cause the credit quality of our loan portfolios to deteriorate;

  •
  market developments that affect consumer confidence may cause adverse changes in payment patterns by our customers, causing increases in delinquencies and default rates on loans and other credit facilities;

  •
  the processes that we use to estimate our allowance for loan and lease losses and reserves may no longer be reliable because they rely on judgments, such as forecasts of economic conditions, that may no longer be capable of accurate estimation;

  •
  the value of our securities portfolio may decline; and

  •
  we face increased regulation of our industry, and the costs of compliance with such regulation may increase.

        These conditions or similar ones may continue to persist or worsen, causing us to experience continuing or increased adverse effects on our business, financial condition, results of operations and the price of our common stock.

If, over the next three to five years, we are unable to replace the revenue we expect to derive from the continued realization of accretable discounts on our acquired loans and the FDIC indemnification asset with new loans and other earning assets, our financial condition and earnings may be adversely affected.

        As a result of the four FDIC-assisted acquisitions we have made over the past two years and the negative purchase price associated with each acquisition, we anticipate that a significant portion of our income over the next three to five years will be derived from the continued realization of accretable discounts on the loans that we purchased in our FDIC-assisted acquisitions and from the FDIC indemnification asset. During this period, if we are unable to replace our acquired loans and the related accretion with new performing loans and other earning assets due to a decline in loan demand, competition from other financial institutions in our markets or if current economic conditions continue or further deteriorate, our financial condition and earnings may be adversely affected.

We may decide to make future acquisitions, which could expose us to additional risks.

        We periodically evaluate opportunities to acquire additional financial institutions, including additional purchases from the FDIC. As a result, we may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short and long-term liquidity.

        Our acquisition activities could be material and could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

        Our acquisition activities could involve a number of additional risks, including the risks of:

  •
  incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business;

  •
  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

  •
  incurring time and expense required to integrate the operations and personnel of the combined businesses, creating an adverse short-term effect on results of operations; and

  •
  losing key employees and customers as a result of an acquisition that is poorly received.

We may be exposed to difficulties in combining the operations of acquired institutions into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

        We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired institution. In addition, the markets in which we and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of an acquired institution as a result of an acquisition. We also may lose key personnel from the acquired institution as a result of an acquisition. We may not discover all known and unknown factors when examining an institution for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences. Undiscovered factors as a result of an acquisition could bring civil, criminal and financial liabilities against us, our management and the management of the institutions we acquire. These factors could contribute to our not achieving the expected benefits from our acquisitions within desired time frames, if at all.

We have recognized significant income from bargain purchase gains in connection with our FDIC-assisted acquisitions that may be non-recurring in future periods.

        In connection with each of our four FDIC-assisted acquisitions, we recorded pre-tax bargain purchase gains totaling an aggregate of $93.2 million. These gains were included as a component of noninterest income in our statements of income for the years ended December 31, 2010 and 2011. The amount of each bargain purchase gain was equal to the amount by which the fair value of the assets purchased in the applicable acquisition exceeded the fair value of the liabilities assumed. The bargain purchase gain recorded in connection with each acquisition is a one-time extraordinary gain and would only be repeated in the event that we consummated future acquisitions where the fair value of the assets purchased exceeded the fair value of the liabilities assumed. If market conditions improve, the bidding process for failing banks could become more competitive, and the increased competition may make it more difficult for us to acquire banks in transactions that generate bargain purchase gains, or at all. If we are unable to generate bargain purchase gains in future acquisitions or if we are unable to offset such income with other sources of income, our financial condition and earnings may be adversely affected.

Our business is subject to interest rate risk, and fluctuations in interest rates may adversely affect our earnings and capital levels and overall results.

        The majority of our assets and liabilities are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates may affect our net interest income as well as the valuation of our assets and liabilities. Our earnings depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect to periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates move contrary to our position, this "gap" may work against us, and our earnings may be adversely affected.

        An increase in the general level of interest rates may also, among other things, adversely affect the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates, among other things, may lead to prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the general level of market interest rates may adversely affect our net yield on interest-earning assets, loan origination volume and our overall results.

        Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in the general level of market interest rates, those rates are affected by many factors outside of our control, including inflation, recession, unemployment, money supply, international disorder and instability in domestic and foreign financial markets. We may not be able to accurately predict the likelihood, nature and magnitude of those changes or how and to what extent they may affect our business. We also may not be able to adequately prepare for or compensate for the consequences of such changes. Any failure to predict and prepare for changes in interest rates or adjust for the consequences of these changes may adversely affect our earnings and capital levels and overall results.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

        We believe that our continued growth and future success will depend in large part on the skills of our management team and our ability to motivate and retain these individuals and other key personnel. In particular, we rely on the leadership and experience in the banking industry of our Chief Executive Officer, David T. Provost. The loss of service of Mr. Provost or one or more of our other executive officers or key personnel could reduce our ability to successfully implement our long-term business strategy, our business could suffer and the value of our common stock could be materially adversely affected. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Although Mr. Provost has entered into an employment agreement with us, it is possible that we may not renew the agreement upon expiration. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key personnel could negatively impact our banking operations. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results.

Our success is dependent upon our management team, which may be unable to successfully implement their proposed business strategy.

        Our success is largely dependent upon the ability of our management team to execute our business strategy. Our management team will need to, among other things:

  •
  attract sufficient retail and commercial deposits;

  •
  attract and maintain business banking relationships with businesses in our market areas;

  •
  attract and retain experienced commercial and community bankers;

  •
  maintain adequate regulatory capital and comply with applicable federal and state regulations;

  •
  attract sufficient loans, including correspondent and purchased loans that meet prudent credit standards; and

  •
  maintain expenses in line with their current projections.

Failure to achieve these strategic goals could adversely affect our ability to successfully implement our business strategies and could negatively impact our business, financial condition and results of operations.

FDIC-assisted acquisition opportunities may not become available to us, and increased competition may make it more difficult for us to bid on failed bank transactions on terms we consider to be acceptable.

        Our near-term business strategy includes consideration of potential acquisitions of failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss-sharing arrangements with the FDIC that limit the acquirer's downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive, and the increased competition may make it more difficult for us to bid on terms we consider to be acceptable. Our prior acquisitions should be viewed in the context of the recent opportunities available to us as a result of the confluence of our access to capital at a time when market dislocations of historical proportions resulted in attractive asset acquisition opportunities. As conditions change, we may prove to be unable to execute our growth strategy, which could impact our future earnings, reputation and results of operations.

If we fail to effectively manage credit risk, our business and financial condition will suffer.

        We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. The substantial majority of our loans were acquired in our four FDIC-assisted transactions and are covered by loss share agreements with the FDIC. In addition, a primary component of our strategy is to grow our middle market and small business lending activity and to increase retail lending activity. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business and our consolidated results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will be adversely affected.

        We are exposed to the risk that our customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. As a result, we may experience significant loan losses that may have a material adverse effect on our operating results and financial condition.

        We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. In addition, as we increase our loan origination, the percentage of our loan portfolio not covered by FDIC loss share agreements will increase. As such, the long-term success of our business will be largely attributable to the quality of our assets, particularly newly-originated loans. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. We also make various assumptions and judgments about the collectability of our loan portfolio, including the diversification in our loan portfolio, the effect of changes in the economy on real estate and other collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period and the amount of non-performing loans and related collateral security. The allowance associated with our purchased credit impaired loans reflects a deterioration in cash flows since acquisition resulting from the periodic re-estimation of cash flows which involves complex cash flow projections and significant judgment on timing of loan resolution. If our assumptions prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance for loan losses would materially decrease our net income and adversely affect our financial condition generally.

        In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than our management. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory agencies could have a material adverse effect on our operating results and financial condition.

We are exposed to higher credit risk by construction and development, commercial real estate, and commercial and industrial lending.

        Commercial real estate, commercial and industrial, and real estate construction lending usually involve higher credit risks than single-family residential lending. As of June 30, 2012, the following loan types accounted for the stated percentages of our total loan portfolio: commercial real estate—49%, commercial and industrial—24%, and real estate construction—3%. As of June 30, 2012, of these loans, 69% are covered by loss share agreements with the FDIC. However, over time, we expect that the percentage of uncovered loans in these categories will increase. These types of loans involve larger loan balances to a single borrower or groups of related borrowers.

        Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

        As of June 30, 2012, $140.8 million, or 23% of outstanding commercial real estate loans, were uncovered. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

        Commercial and industrial loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (a) they depreciate over time, (b) they are difficult to appraise and liquidate, and (c) they fluctuate in value based on the success of the business.

        Risk of loss on a real estate construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest), the availability of permanent take-out financing and the builder's ability to ultimately sell the property. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

        Commercial real estate loans, commercial and industrial loans, and real estate construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

We may not be able to retain or develop a strong core deposit base or other low-cost funding sources.

        We depend on checking, savings and money market deposit account balances and other forms of customer deposits as our primary source of funding for our lending activities. Our future growth will largely depend on our ability to retain and grow a strong deposit base. If we are unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources, our cost of funds will increase, adversely affecting the ability to generate the funds necessary for lending operations, reducing net interest margin and negatively affecting results of operations. The Bank derives liquidity through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Additionally, the

Company has access to financial market borrowing sources on an unsecured, and a collateralized basis for both short-term and long-term purposes including, but not limited to, the Federal Reserve and Federal Home Loan Banks of which the Bank is a member. If these funding sources are not sufficient or available, we may have to acquire funds through higher-cost sources.

Changes in local economic conditions where we operate could have a negative effect.

        Our success depends significantly on growth, or lack thereof, in population, income levels, deposits and housing starts in the geographic markets in which we operate. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. Unlike larger financial institutions that are more geographically diversified, we are a regional banking franchise. Adverse changes in, and further deterioration of, the economic conditions of the Midwest United States in general or in Michigan, Wisconsin or any one or more of our local markets could negatively affect our financial condition, results of operations and profitability. A continuing deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  collateral for loans that we make, especially real estate, may decline in value, in turn reducing a customer's borrowing power, and reducing the value of assets and collateral associated with the our loans.

We face strong competition for customers, which could prevent us from obtaining customers or may cause us to pay higher interest rates to attract customer deposits.

        The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, this competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions that may have higher lending limits. Because we will have a lower lending than some of our competitors it may discourage borrowers with lending needs that exceed those limits from doing business with us. While we may try to serve these borrowers by selling loan participations to other financial institutions, this strategy may not succeed in this current market because the number of institutions that are willing to act as loan participants is decreasing. We also compete with local community banks in our market. We may not be able to compete successfully with other financial institutions in our market, and we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

        We may also face a competitive disadvantage as a result of our relatively smaller size, lack of geographic diversification beyond the Midwest United States and the States of Michigan and Wisconsin and inability to spread our operating costs across a broader market.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

        The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to applicable limits. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC's Deposit Insurance Fund, and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets, and the FDIC has modified certain risk-based adjustments which increase or decrease a bank's overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities, or otherwise negatively impact our operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

        The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in this registration statement, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures.

Any requested or required changes in how we determine the impact of loss share accounting on our financial information could have a material adverse effect on our reported results.

        Our financial results are significantly affected by loss share accounting, which is driven by accounting rule interpretations, assumptions and judgments made by us, and subject to ongoing review by our accountants and the regulatory agencies to whom we report such information. Loss share accounting is a complex accounting methodology. Many of the decisions management makes regarding the application of this accounting methodology are subject to question or revision by our accountants and the various regulatory agencies to whom we report. As such, any financial information generated through the use of loss share accounting is subject to modification or change. Any significant modification or change in such information could have a material adverse effect on our results of operations and our previously reported results. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements.

Our financial information reflects the application of purchase accounting. Any change in the assumptions used in such methodology could have a material adverse effect on our results of operations.

        We have acquired a significant majority of our assets and assumed a significant majority of our liabilities in our four FDIC-assisted acquisitions and our financial results are heavily influenced by the application of purchase accounting. Purchase accounting requires management to make assumptions regarding the assets purchased and liabilities assumed to determine their fair value at acquisition. If these assumptions are incorrect or our accountants or the regulatory agencies to whom we report do not concur with our judgments and require that we change or modify our assumptions, such change or modification could have a material adverse effect on our financial condition or results of operations or our previously reported results.

The banking industry is heavily regulated and that regulation or future regulation could limit or restrict our activities and adversely affect our financial results.

        We operate in a highly regulated industry and we are subject to examination, supervision, and comprehensive regulation by various federal and state agencies, including the Federal Reserve, the FDIC and the Michigan Office of Financial and Insurance Regulation. Our compliance with these regulations are costly and restricts some of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our business, and the Bank is subject to a heightened capitalization requirement under the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.

        The burden of regulatory compliance has increased under current legislation and banking regulations and is likely to continue to have or may have a significant impact on the financial services industry. Recent legislative and regulatory changes, as well as changes in regulatory enforcement policies and capital adequacy guidelines, are increasing our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. In addition, future regulatory changes, including changes to regulatory capital requirements, could have an adverse impact on our future results. Furthermore, the federal and state bank regulatory authorities who supervise us have broad discretionary powers to take enforcement actions against banks for failure to comply with applicable regulations and laws. If we fail to comply with applicable laws or regulations, we could become subject to enforcement actions that have a material adverse effect on its future results.

We are periodically subject to examination and scrutiny by a number of banking agencies and, depending upon the findings and determinations of these agencies, we may be required to make adjustments to our business that could adversely affect us.

        Federal and state banking agencies periodically conduct examinations of our business, including compliance with applicable laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, asset concentration, earnings prospects, management, liquidity sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management is in violation of any law or regulation, it could take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the asset composition of our portfolio or balance sheet, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, our business, results of operations and reputation may be negatively impacted.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

        On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (which we refer to as the "Dodd-Frank Act"), which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are:

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  changes to regulatory capital requirements;

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  exclusion of hybrid securities, including trust preferred securities, issued on or after May 19, 2010 from Tier 1 capital;

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  creation of new government regulatory agencies (such as the Financial Stability Oversight Council, which will oversee systemic risk, and the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

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  potential limitations on federal preemption;

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  changes to deposit insurance assessments;

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  regulation of debit interchange fees we earn;

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  changes in retail banking regulations, including potential limitations on certain fees we may charge; and

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  changes in regulation of consumer mortgage loan origination and risk retention.

        In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

        Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been proposed by the applicable federal agencies. The provisions of the Dodd-Frank Act may have unintended effects, which will not be clear until implementation. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to investors in our Class A Common Stock.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the "PATRIOT Act") and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (which we refer to as "OFAC"). If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

        Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

        Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, Consumer Financial Protection Bureau and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support our subsidiary bank.

        The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to our subsidiary bank if it experiences financial distress.

        A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

The recent downgrade of the U.S. government's sovereign credit rating by Standard & Poor's Ratings Services, and any future rating agency action with respect to the U.S. government's sovereign credit rating, could have a material adverse effect on us. Further, the current debt crisis in Europe, and the risk that certain countries may default on their sovereign debt, and the resulting impact on the financial markets, could have a material adverse effect on our business, results of operations and financial condition.

        On August 2, 2011, Moody's confirmed the U.S. government's existing sovereign rating, but stated that the rating outlook is negative, and also on August 2, 2011, Fitch affirmed its existing sovereign rating of the U.S. government, but stated that the U.S. government's rating is under review. On August 5, 2011, Standard & Poor's downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. These downgrades, any future downgrades, as well as the perceived creditworthiness of U.S. government-related obligations, could impact our ability to obtain, and the pricing with respect to, funding that is collateralized by affected instruments and obtained through the secured and unsecured markets. We cannot predict how this or any further downgrades to the U.S. government's sovereign credit rating, or its perceived creditworthiness, will impact economic or capital markets conditions generally. It is possible that any such impact could have a material adverse effect on our business, results of operation, and financial position.

        In addition, the current crisis in Europe has created uncertainty with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations. These conditions have adversely impacted financial markets and have created substantial volatility and uncertainty, and will likely continue to do so. Risks related to this have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. As these conditions persist, our business, results of operation, and financial condition could be materially adversely affected.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, potentially the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The

Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

        However, for as long as we remain an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

        We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

        We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

        Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans, gather deposits and provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

        In addition, we provide our customers the ability to bank remotely, including online over the Internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.

        We will have to respond to future technological changes. Specifically, if our competitors introduce new banking products and services embodying new technologies, or if new banking industry standards and practices emerge, then our existing product and service offerings, technology and systems may be impaired or become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, then we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

We are subject to losses due to the errors or fraudulent behavior of employees or third parties.

        We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. When we originate loans, we rely upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal and title information, if applicable, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Any of these occurrences could result in a diminished ability of us to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could negatively impact our business, financial condition and results of operations.

Future growth or operating results may require us to raise additional capital, but that capital may not be available or may be dilutive.

        We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our operations and any future growth.

        Our ability to raise capital will depend on conditions in the capital markets, which are outside of our control and largely do not depend on our financial performance. Accordingly, we may be unable to raise capital when needed or on favorable terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

We may not be able to efficiently deploy all of our capital, which would decrease our return on equity.

        Following this initial public offering, we will have equity capital that is significantly in excess of our required regulatory amounts and that of our peer institutions. It is unlikely that we will be able to leverage our excess capital through organic growth in the near term, if ever. As a result, unless we are able to grow through acquisitions or other strategic transactions, it is unlikely that we will be able to generate significant returns on equity in the near future.

Certain of our directors may have conflicts of interest in determining whether to present business opportunities to us or another entity with which they are, or may become, affiliated.

        Certain of our directors may become subject to fiduciary obligations in connection with their service on the boards of directors of other corporations. To the extent that our directors become aware of acquisition opportunities that may be suitable for entities other than us to which they have fiduciary or contractual obligations, or they are presented with such opportunities in their capacities as fiduciaries to such entities, they may honor such obligations to such other entities. You should assume that to the extent any of our directors become aware of an opportunity that may be suitable both for us and another entity to which such person has a fiduciary obligation or contractual obligation to present such opportunity as set forth above, he or she may first give the opportunity to such other entity or entities and may give such opportunity to us only to the extent such other entity or entities reject or are unable to pursue such opportunity. In addition, you should assume that to the extent any of our directors become aware of an acquisition opportunity that does not fall within the above parameters, but that may otherwise be suitable for the us, he or she may not present such opportunity to the us.

Our financial condition may be affected negatively by the costs of litigation.

        We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. In many cases, we may seek reimbursement from our insurance carriers, or with respect to covered assets, from the FDIC to cover such costs and expenses. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. In addition, there may be limitations on reimbursements from the FDIC with respect to litigation expenses related to covered assets under the Bank's loss share agreements. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage or anticipated reimbursements from the FDIC, they could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

We may be adversely affected by the lack of soundness of other financial institutions

        Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions.

Risks Related to the Acquisition of the Acquired Banks

We are subject to risks related to FDIC-assisted transactions.

        The ultimate success of our past FDIC-assisted transactions, and any FDIC-assisted transactions in which we may participate in the future, will depend on a number of factors, including our ability:

  •
  to fully integrate, and to integrate successfully, the branches acquired into the Bank's operations;

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  to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (loans) acquired in FDIC-assisted transactions;

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  to retain existing deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired banks;

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  to effectively compete in new markets in which we did not previously have a presence;

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  to deploy the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

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  to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;

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  to retain and attract the appropriate personnel to staff the acquired branches;

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  to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches; and

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  to reasonably estimate cash flows for acquired loans to mitigate exposure greater than estimated losses at the time of acquisition.

        As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as is often the case with FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences to our new customers or potentially increase the effectiveness of competing financial institutions in attracting our customers. We anticipate challenges and opportunities because of the unique nature of each acquisition. Integration efforts will also likely divert our management's attention and resources. We may be unable to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could adversely affect our earnings and financial condition, perhaps materially. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to manage effectively any growth resulting from FDIC-assisted transactions.

        In addition, on January 3, 2012, President Obama signed into law a bill introduced by Representative Lynn Westmoreland that calls for the Inspector General of the FDIC to study the impact of bank failures, including the FDIC's handling of loss-share arrangements. The results of this study, while currently unknown, may affect how the FDIC administers and interprets our loss share agreements or may impact whether the FDIC places banks that meet our strategic objectives into receivership. Should this or other legislative initiatives have such effects, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our ability to continue to receive the benefits of our loss share arrangements with the FDIC is conditioned upon our compliance with certain requirements under the agreements.

        We are the beneficiary of loss share agreements with the FDIC that call for the FDIC to fund a portion of our losses on a majority of the assets we acquired in connection with our FDIC-assisted transactions. To recover a portion of our losses and retain the loss share protection, we must comply with certain requirements imposed by the agreements. The requirements of the agreements relate primarily to our administration of the assets covered by the agreements, as well as our obtaining the consent of the FDIC to engage in certain corporate transactions that may be deemed under the agreements to constitute a transfer of the loss share benefits. For example, any merger or consolidation of the Company or the Bank with or into another company, if the shareholders of the Company or the Bank will own less than 66.66% of the consolidated entity, requires the consent of the FDIC.

        When the consent of the FDIC is required under the loss share agreements, the FDIC may withhold its consent or may condition its consent on terms that we do not find acceptable. If the FDIC does not grant its consent to a transaction we would like to pursue, or conditions its consent on terms that we do not find acceptable, we may be unable to engage in a corporate transaction that might otherwise benefit our shareholders or we may elect to pursue such a transaction without obtaining the FDIC's consent, which could result in termination of our loss share agreements with the FDIC which could have a material adverse effect on our financial condition, results of operations and cash flows.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with the acquisition of the Acquired Banks and the loss sharing agreement with the FDIC may not cover all of those charge-offs.

        In connection with the acquisition of the Acquired Banks, we acquired a significant portfolio of loans. Although we have recorded fair value adjustments, based on our estimates at the date of acquisition, the non-impaired loans we acquired may become impaired or may further deteriorate in value, resulting in additional losses and charge-offs to the loan portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio and consequently reduce our capital. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Our loss sharing arrangements with the FDIC will not cover all of our losses on loans we acquired through the acquisition of the Acquired Banks.

        Although we have entered into loss share agreements with the FDIC that provide that the FDIC will bear a significant portion of losses related to specified loan portfolios that we acquired through the Acquired Banks, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms (ten years for losses on single-family residential real estate loans, five years for losses on non-residential real estate loans and eight years with respect to recoveries on non-residential real estate loans). Therefore, the FDIC will not reimburse us for any charge-off or related losses that we experience after the term of the loss share agreements, and any such charge-offs would negatively impact our net income. Moreover, the loss share provisions in the loss share agreement may be administered improperly, or the FDIC may interpret those provisions in a way different than we do. In any of those events, our losses could increase.

The FDIC requires that we make a "true-up" payment to the FDIC if our realized losses are less than expected.

        The loss share agreements between the Bank and the FDIC with respect to the acquisition of CF Bancorp, First Banking Center and Peoples State Bank contain a provision that obligates us to make a "true-up" payment to the FDIC if the realized losses of each of these acquired banks are less than expected. The "true-up" calculation is scheduled to be made as of the 45th day following the last day of the calendar month of the tenth anniversary of the closing of the acquisition of CF Bancorp, the tenth anniversary of the closing of the acquisition of First Banking Center, and the tenth anniversary of the closing of the acquisition of Peoples State Bank. We estimate the present value of any such "true-up" payment and record the current estimate as "FDIC clawback liability" on our consolidated balance sheets.

Risks Related to our Common Stock

Shares of our common stock are subject to dilution.

        As of June 30, 2012, we had 47,089,812 shares of Class A Common Stock issued and outstanding, warrants outstanding to purchase 2,161,140 shares of our Class A Common Stock, with a weighted average strike price of $6.17, and options to purchase 4,851,174 shares of Class A Common Stock, with a weighted average strike price of $5.82. The warrants outstanding have expiration dates between the years 2017 and 2022, see "Warrants". The options outstanding contain provisions where vesting occurs over a three year period from the date of the award and expire after 10 years, with 632,924 expiring in 2019, 3.2 million expiring in 2020, and 1.0 million expiring in 2021. If you purchase our Class A Common Stock in this offering, you will pay more for your shares than the amounts paid by our existing shareholders for their shares. As a result, you will incur immediate dilution of $[    •    ] per share assuming an initial offering price of $[    •    ] per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, representing the difference between such assumed offering price and our estimated pro forma net tangible book value per pro forma share as of December 31, 2011, of $[    •    ]. Accordingly, if we are liquidated at our book value, you would not receive the full amount of your investment. See "Dilution."

There is currently no market for our Class A Common Stock and a market for our Class A Common Stock may not develop, which could adversely affect the liquidity and price of our Class A Common Stock.

        Before this offering, there has been no established public market for our Class A Common Stock. An active, liquid trading market for our Class A Common Stock may not develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of Class A Common Stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our Class A Common Stock and may impair our ability to acquire other companies, products or technologies by using our Class A Common Stock as consideration. We intent to apply to have our Class A Common Stock listed on The NASDAQ Global Market, but our application may not be approved. In addition the liquidity of any market that may develop or the price that our shareholders may obtain for their shares of Class A Common Stock cannot be predicted. The initial public offering price for our Class A Common Stock will be determined by negotiations between us, the selling shareholders and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See "Underwriting." Consequently, you may not be able to sell your Class A Common Stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

The market price of our Class A Common Stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

        Sales of substantial amounts of our Class A Common Stock in the public market following this offering or in future offerings, or the perception that these sales could occur, could cause the market price of our Class A Common Stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate.

        Upon completion of this offering, we will have [    •    ] shares of Class A Common Stock issued and outstanding. Of the outstanding shares of Class A Common Stock, all of the [    •    ] shares sold in this offering (or [    •    ] shares if the underwriters exercise in full their over-allotment option) will be freely tradable, except that any shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act of 1933, amended (which we refer to as the "Securities Act"), only may be sold in compliance with the limitations described in the section entitled "Shares Eligible For Future Sale." Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the remaining shares of our common stock, including Class A Common Stock, may be eligible for resale in the public market under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of [    •    ] (which we refer to as "[    •    ]") for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof as described herein, in connection with certain business combinations and the filing of a shelf registration statement pursuant to the registration rights agreement entered into by us and our shareholders in connection with our private placements. Our officers, directors and the selling shareholders have also agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of [    •    ] for a 180-day "lock-up" period. These 180-day periods are subject to extension in certain circumstances. In addition, our shareholders holding registrable shares who are not selling shareholders are also subject to a 180-day lock-up period with certain exceptions under our registration rights agreement. See "Underwriting" and "Shares Eligible For Future Sale—Registration Rights Agreement."

        In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately [    •    ] million shares of Class A Common Stock for issuance under our 2009 Equity Incentive Plan. Any shares issued in connection with acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our common shareholders.

        Our authorized capital stock includes 20,000,000 shares of preferred stock of which no preferred shares are issued and outstanding. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our articles of incorporation, our board of directors is empowered to determine:

  •
  the designation of, and the number of, shares constituting each series of preferred stock;

  •
  the dividend rate for each series;

  •
  the terms and conditions of any voting, conversion and exchange rights for each series;

  •
  the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;

  •
  the provisions of any sinking fund for the redemption or purchase of shares of any series; and

  •
  the preferences and the relative rights among the series of preferred stock.

        We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our common stock and with preferences over the common stock with respect to dividends and in liquidation.

The market price of our Class A Common Stock may be volatile, which could cause the value of an investment in our Class A Common Stock to decline.

        The market price of our Class A Common Stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  •
  general market conditions;

  •
  domestic and international economic factors unrelated to our performance;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in or failure to meet publicly disclosed expectations as to our future financial performance;

  •
  downgrades in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

  •
  changes in market valuations or earnings of similar companies;

  •
  any future sales of our common stock or other securities; and

  •
  additions or departures of key personnel

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Class A Common Stock. In the past, shareholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business or results of operations. For example, we are currently operating in, and have benefited from, a protracted period of historically low interest rates that will not be sustained indefinitely, and future fluctuations in interest rates could cause an increase in volatility of the market price of our Class A Common Stock.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A Common Stock less attractive because we will rely on these exemptions. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Certain provisions of our loss sharing agreements may have anti-takeover effects and could limit our ability and the ability of our shareholders to engage in certain transactions.

        The loss share agreements we entered into with the FDIC in connection with our four FDIC-assisted acquisitions require that we receive prior FDIC consent, which may be withheld by the FDIC in its sole discretion, prior to us or our shareholders engaging in certain transactions, including those that would otherwise be in their best interests. If any such transaction is completed without prior FDIC consent, the FDIC would have the right to discontinue the loss sharing arrangement with us.

        Among other things, prior FDIC consent is required for (1) a merger or consolidation of us with or into another company if our shareholders will own less than 66.66% of the combined company, or of our bank subsidiary with or into another company, if we will own less than 66.66% of the combined company, (2) the sale of all or substantially all of the assets of our bank subsidiary and (3) a sale of shares by a shareholder, or a group of related shareholders, that will effect a change in control of our bank subsidiary, as determined by the FDIC with reference to the standards set forth in the Change in Bank Control Act of 1978, as amended (generally, the acquisition of between 10% and 25% of our voting securities where the presumption of control is not rebutted, or the acquisition by any person, acting directly or indirectly or through or in concert with one or more persons, of more than 25% of our voting securities). If we or any shareholder desired to enter into any such transaction, the FDIC may not grant its consent in a timely manner, without conditions, or at all. If one of these transactions were to occur without prior FDIC consent and the FDIC withdrew its loss share arrangement with us, we could be materially and adversely affected.

Anti-takeover provisions in the corporate statutes and charter documents governing our organization could discourage, delay or prevent a change of control of the Company and diminish the value of our common stock.

        Some of the provisions of the Michigan Business Corporation Act ("MBCA") and our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable.

These provisions include the following:

  •
  Chapter 7A (a "control share" provision) of the MBCA, which impose restrictions and requirements on investors in our voting shares above specified ownership percentages or who propose to enter into a business combination (as defined in the MBCA) with us; in some instances, the board of directors is vested with discretion to determine selectively which shareholders are, or are not, subject to these restrictions and requirements;

  •
  the board of directors is authorized to issue up to 20,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued without shareholder approval;

  •
  limitations on the rights of shareholders to remove directors and the ability of incumbent directors to increase the size of the board and fill vacancies on the board; and

  •
  limitations on the rights of shareholders to call special meetings of the shareholders and propose business or nominate candidates for election to our board of directors at annual and special meetings of the shareholders.

See "Description of Capital Stock—Certain Anti-Takeover Provisions of Michigan Law and our Articles of Incorporation and Bylaws." These anti-takeover provisions could impede the ability of our common shareholders to benefit from a change of control and, as a result, could have a material adverse effect on the value of our common stock and your ability to realize any potential change-in-control premium

Shareholders may be deemed to be acting in concert or otherwise in control of us and our bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

        We are a bank holding company regulated by the Federal Reserve. Any entity (including a "group" composed of natural persons) owning 25% or more of a class of our outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended. In addition, (1) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of a class of our outstanding shares of voting stock, and (2) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding shares of voting stock. Any shareholder that is deemed to "control" the Company for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of "control" of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

        Our common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each shareholder obtaining control that is a "company" would be required to register as a bank holding company. "Acting in concert" generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the shareholders are commonly controlled or managed; (ii) the shareholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the shareholders each own stock in a bank and are also management officials, controlling shareholders, partners or trustees of another company; or (iv) both a shareholder and a controlling shareholder, partner, trustee or management official of such shareholder own equity in the bank or bank holding company.

We and certain of our shareholders are required to comply with the applicable provisions of the FDIC Policy Statement on Qualifications for Failed Bank Acquisitions, including a prohibition on sales or transfers of our securities by each such shareholder until three years from such shareholder's acquisition of shares of common stock (except in the case of certain mutual fund holders) without prior FDIC approval.

        As the agency responsible for resolving the failure of banks, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC adopted the FDIC Policy Statement on Qualifications for Failed Bank Acquisitions in August 2009 and issued related guidance in January and April 2010. The FDIC Policy Statement imposes restrictions and requirements on certain institutions—including us and our bank subsidiary—and their investors. Unless we, together with a group of investors holding an aggregate of at least 30% of our common stock, along with all investors holding more than 5% of our total voting power, are then in compliance with the FDIC Policy Statement, the FDIC may not permit us to bid on failed institutions.

        The FDIC Policy Statement imposes the following restrictions and requirements, among others. First, our bank subsidiary is required to maintain a ratio of tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be well capitalized under regulatory standards during the remaining period of ownership of the investors covered by the FDIC Policy Statement ("covered investors"). This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, covered investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, our bank subsidiary is prohibited from extending credit to our covered investors and to affiliates of our covered investors. Fourth, covered investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions (which the FDIC has interpreted to apply to a wide range of non-U.S. jurisdictions). Fifth, covered investors are prohibited from selling or otherwise transferring shares of our common stock that they own for a three-year period following the time of certain acquisitions of failed institutions by us without FDIC approval. The transfer restrictions in the FDIC Policy Statement do not apply to open-ended investment companies that are registered under the Investment Company Act of 1940, as amended, issue redeemable securities and allow investors to redeem on demand. Sixth, covered investors may not employ complex and functionally opaque ownership structures to own a beneficial interest in our bank subsidiary. Seventh, covered investors may be required to provide information to the FDIC, such as with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models.

        The FDIC Policy Statement applies to our shareholders who hold more than 5% of our total voting power, which includes WLR Recovery Fund IV L.P., WLR IV Parallel ESC L.P., Universities Superannuation Scheme Limited, Greenlight Capital Qualified, L.P., Greenlight Capital, L.P., John Hancock Bank & Thrift Opportunities, John Hancock Regional Bank Fund, John Hancock Fund Strategic Income Fund, John Hancock Fund II Strategic Income Fund, John Hancock Funds II High Income Fund, John Hancock Financial Industries and Howard Hughes Medical Institute, as well as LF First Michigan LLC and David T. Provost (our Chief Executive Officer and President).

Our ability to pay dividends is subject to regulatory limitations and the Bank's ability to pay dividends to us is also subject to regulatory limitations and we do not anticipate declaring dividends in the foreseeable future.

        Prior to this offering, we have never paid cash dividends to holders of our common stock and we do not intend to pay dividends in the foreseeable future. Our ability to pay dividends will be subject to restrictions under applicable banking laws and regulations, and depends upon the results of operations of the Bank. The Company is a bank holding company that conducts substantially all of its operations through the Bank. As result, the Company's ability to make dividend payments on our common stock depends primarily on certain federal regulatory considerations and the receipt of dividends and other distributions from the Bank.

        Banks and bank holding companies are subject to certain regulatory restrictions on the payment of cash dividends. In addition, the Federal bank regulatory agencies have the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. The payment of dividends could be deemed an unsafe or unsound practice if such dividends are not supported by recent earnings or the Company or the Bank do not, in the view of the regulators, have sufficient capital. The ability of the Company to pay dividends will directly depend on the ability of the Bank to pay dividends.

        Finally, holders of our common stock are only entitled to receive such dividends as our board of directors may, in its unilateral discretion, declare out of funds legally available for such purpose based on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors.

Our management team may allocate the proceeds of this offering in ways in which you may not agree.

        We have broad discretion in applying the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably. For additional information, see "Use of Proceeds."

Our securities are not FDIC insured.

        Our securities, including our Class A Common Stock, are not savings or deposit accounts or other obligations of the Bank, are not insured by the Deposit Insurance Fund, the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

        Statements included in this prospectus that are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. These forward-looking statements include statements related to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, or business and growth strategies, including anticipated internal growth and plans to establish or acquire banks or the assets of failed banks.

        These forward-looking statements involve significant risks and uncertainties that could cause our actual results to differ materially from those anticipated in such statements. Potential risks and uncertainties include those described under "Risk Factors" and the following:

  •
  general economic conditions (both generally and in our markets) may be less favorable than expected, which could result in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and a further decline in real estate values;

  •
  the general decline in the real estate and lending markets, particularly in our market areas, may continue to negatively affect our financial results;

  •
  our ability to raise additional capital may be impaired if current levels of market disruption and volatility continue or worsen;

  •
  we may be unable to collect reimbursements on losses that we incur on our assets covered under loss share agreements with the FDIC as we anticipate;

  •
  costs or difficulties related to the integration of the banks we acquired from the FDIC as receiver may be greater than expected;

  •
  restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

  •
  legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect us;

  •
  competitive pressures among depository and other financial institutions may increase significantly;

  •
  changes in the interest rate environment may reduce margins or the volumes or values of the loans we make or have acquired;

  •
  other financial institutions have greater financial resources and may be able to develop or acquire products that enable them to compete more successfully than we can;

  •
  our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

  •
  adverse changes may occur in the bond and equity markets;

  •
  war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets; and

  •
  economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate.

        You are therefore cautioned not to place undue reliance on the forward-looking statements which should be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. In particular, you should consider the numerous risks described in the "Risk Factors" section of this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. You should, however, review the risk factors we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of our Class A Common Stock in this offering will be approximately $[    •    ], or approximately $[    •    ] if the underwriters' option to purchase additional shares of our Class A Common Stock from us is exercised in full, assuming an initial public offering price of $[    •    ] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $[    •    ] per share of Class A Common Stock would increase (decrease) the net proceeds to us of this offering by $[    •    ], or $[    •    ] if the underwriters' option to purchase additional shares of our Class A Common Stock from us is exercised in full, assuming that the number of shares of Class A Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses.

        We intend to use our net proceeds from this offering for general corporate purposes, including the acquisition of depository institutions through traditional open bank and FDIC failed bank acquisitions, as well as through selective acquisitions of financial services companies or of assets, deposits and branches that we believe present attractive risk-adjusted returns and provide a strategic benefit to our growth strategy. We are actively involved in dialogue concerning the potential acquisition of a number of financial institutions; however, no contracts have currently been entered into regarding these institutions. We will temporarily invest any of the proceeds we do not use immediately upon receipt in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities or U.S. government securities.

        We will not receive any proceeds from the sale of shares of our Class A Common Stock in this offering by our selling shareholders.

DIVIDEND POLICY

        We have never paid a cash dividend on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to help fund our growth. We anticipate continuing the policy of retaining earnings to fund growth for the foreseeable future.

        We are a bank holding company and accordingly, any dividends paid by us are subject to various federal and state regulatory limitations and also may be subject to the ability of our subsidiary depository institution to make distributions or pay dividends to us. Our ability to pay dividends is limited by minimum capital and other requirements prescribed by law and regulation. Banking regulators have authority to impose additional limits on dividends and distributions by us and our subsidiaries. Certain restrictive covenants in future debt instruments, if any, may also limit our ability to pay dividends or our subsidiary depository institution ability to make distributions or pay dividends to us. Any determination to pay cash dividends in the future will be at the unilateral discretion of our board of directors and will depend on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors. See "Supervision and Regulation."

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011 on an actual basis and on an as adjusted basis to give effect to the sale of [    •    ] shares of Class A Common Stock by us and [    •    ] shares of Class A Common Stock by the selling shareholders in this offering at an assumed initial public offering price of $[    •    ] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses.

        This table should be read in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	At December 31, 2011
	Actual	Pro Forma(1)
(dollars in thousands, except share and per share data)	(unaudited)
Cash and cash equivalents	$195,160
Total borrowings	62,121
Shareholders' equity:
Preferred Stock, par value $1.00 per share; 20,000,000 shares of Preferred Stock authorized, 0 shares issued and outstanding	—
Common stock, par value $1.00 per share; 198,000,000 shares of Class A Common Stock authorized, 44,469,470 shares of Class A Common Stock issued and outstanding, actual, [•] shares of Class A Common Stock issued and outstanding, as adjusted; and 2,000,000 shares of Class B Common Stock authorized, and 0 shares of Class B Common Stock issued and outstanding, actual	44,469
Additional paid-in capital	201,628
Retained earnings	72,090
Accumulated other comprehensive income, net of tax	3,139

Total shareholders' equity	321,326

Total capitalization	$578,607

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $[    •    ] per share of Class A Common Stock, the midpoint of the range set forth on the cover page of this prospectus would increase (decrease) cash and cash equivalents, total shareholders' equity and total capitalization by $[    •    ] million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

 DILUTION

        If you invest in our Class A Common Stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the as adjusted net tangible book value per share of our common stock upon consummation of this offering. Our historical net tangible book value at December 31, 2011 was $310.2 million, or $6.98 per share of Class A Common Stock based on the 44,469,470 shares issued and outstanding as of such date. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

        After giving effect to our sale of [    •    ] shares of Class A Common Stock at an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value at December 31, 2011 would have been $[    •    ], or $[    •    ] per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $[    •    ] per share and an immediate dilution to new investors of $[    •    ] per share.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share
Net tangible book value per share at December 31, 2011	$6.98
Increase in net tangible book value per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering

        Each $1.00 increase (decrease) in the assumed initial public offering price of $[    •    ] per share of Class A Common Stock would increase (decrease) our net tangible book value as of December 31, 2011 by approximately $[    •    ] million, or approximately $[    •    ] per share, and the pro forma dilution per share to new investors in this offering by approximately $[    •    ] per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us. The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover page of this prospectus. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $[    •    ] per share of Class A Common Stock, would increase (decrease) our net tangible book value as of December 31, 2011 by approximately $[    •    ] million, or approximately $[    •    ] per share, and the pro forma dilution per share to new investors in this offering by approximately $[    •    ] per share, assuming the assumed initial public offering price per share of $[    •    ] per share, the midpoint of the offering price range set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses. Similarly, a decrease of 1.0 million shares in the number of shares of Class A Common Stock offered by us, together with a $1.00 decrease in the assumed public offering price of $[    •    ] per share, would result in our net tangible book value, as of December 31, 2011, of approximately $[    •    ] million, or $[    •    ] per share, and the pro forma dilution per share to investors in this offering would be $[    •    ] per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise their option to purchase additional shares of our Class A Common Stock in full in this offering, our net tangible book value at December 31, 2011 would be $[    •    ] million, or $[    •    ] per share, representing an immediate increase in the net tangible book value of

$[    •    ] per share to existing shareholders and an immediate dilution in the net tangible book value of $[    •    ] per share to the new investors who purchase our Class A Common Stock in this offering.

        The following table summarizes at December 31, 2011 the average price per share paid by our existing shareholders and by investors participating in this offering, based on an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses.

Total Consideration
Shares Purchased
Average Price per Share
	Number	Percent		Amount	Percent
Existing Shareholders before offering			%			%
New Investors			%			%

Total	$	100%		$		%	$

        To the extent any outstanding options are exercised, there will be further dilution to new investors. To the extent all [    •    ] outstanding options had been exercised as of December 31, 2011, the net tangible book value per share after this offering would be $[    •    ] and total dilution per share to new investors would be $[    •    ].

        If the underwriters exercise their option to purchase additional shares in full:

  •
  the percentage of shares of common stock held by existing shareholders will decrease to approximately [    •    ]% of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to [    •    ], or approximately [    •    ]% of the total number of shares of our common stock outstanding after this offering.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth our summary historical consolidated financial data for the periods and as of the dates indicated. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the three months ended June 30, 2012 and 2011 and for the six months ended June 30, 2012 and 2011are derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. Our historical results shown below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	As of and for the three months ended June 30,		For the six months ended June 30,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2012	2011	2011	2010
Earnings Summary
Interest income	$23,515	$29,340	$49,494	$59,301	$119,478	$50,249
Interest expense	1,470	1,877	2,993	3,537	7,076	5,968
Net interest income	22,045	27,463	46,501	55,764	112,402	44,281
Provision for loan losses—uncovered	1,357	(119)	2,631	1,123	3,571	4,484
Provision for loan losses—covered	15,710	22,519	30,933	22,875	64,748	17,850
Bargain purchase gains	—	26,704	—	39,385	39,385	53,842
Noninterest income	27,777	42,845	53,621	59,335	113,774	86,583
Noninterest expense	25,146	29,488	51,079	52,596	106,591	41,765
Income before income taxes	7,609	18,420	15,479	38,505	51,266	66,765
Provision for income taxes	2,469	6,214	5,060	13,643	17,817	22,089
Net income	5,140	12,206	10,419	24,862	33,449	44,676
Per Share Data
Basic earnings per common share	$0.11	$0.31	$0.22	$0.64	$0.85	$1.60
Diluted earnings per common share	0.11	0.30	0.22	0.62	0.82	1.56
Book value per common share	7.54	7.17			7.23	6.44
Tangible book value per share	7.29	6.86			6.98	6.27
Average diluted shares (in thousands)	48,898	40,339	48,164	40,198	40,639	28,589
Selected Period End Balances
Total assets	$2,218,983	$2,228,991			$2,123,560	$1,689,645
Securities available-for-sale	479,508	343,742			223,938	298,094
Loans, excluding covered loans	402,444	223,086			323,705	139,784
Covered loans	814,561	1,033,872			912,215	750,561
FDIC indemnification asset	271,691	410,255			358,839	270,332
FDIC receivable	53,142	31,914			57,407	15,022
Total deposits	1,755,680	1,765,851			1,695,599	1,388,424
Total shareholders' equity	354,824	279,432			321,326	250,935
Tangible shareholders' equity	343,484	267,471			310,214	244,356

	As of and for the three months ended June 30,		For the six months ended June 30,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2012	2011	2011	2010
Performance and Capital Ratios
Return on average assets(1)	0.92%	2.20%	0.95%	2.44%	1.60%	4.55%
Return on average equity(1)	5.85	17.53	6.09	18.49	11.95	25.69
Average equity to average assets ratio	15.77	12.58	15.63	13.19	13.35	17.71
Net interest margin (fully taxable equivalent)(1)(2)	4.32	5.41	4.55	5.96	5.81	4.75
Tier 1 risk based capital	33.84	33.26			37.7	30.3
Total risk-based capital	35.17	34.54			39.0	31.5
Tier 1 leverage ratio	15.64	12.20			14.6	18.4
Asset Quality Ratios:
Net charge-offs to average loans, excluding covered loans(1)	(0.01)%	0.23%	0.10%	0.11%	0.05%	1.03%
Nonperforming assets as a percentage of total assets	2.20	1.04			1.20	1.18
Nonperforming loans as a percent of total loans	2.02	0.13			0.41	0.14
Nonperforming loans as a percent of total loans, excluding covered loans	0.43	0.49			0.65	0.63
Allowance for loan losses as a percentage of period-end loans	6.01	2.57			5.12	1.93
Allowance for loan losses-uncovered as a percentage of period-end uncovered loans	2.57	2.44			2.44	3.16
Allowance for loan losses as a percentage of nonperforming loans, excluding loans accounted for under ASC 310-30	126.84	347.76			344.68	350.79

(1)
Calculation is annualized for each interim period.

(2)
Tax equivalent basis using a 35% tax rate for all periods presented.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with the "Summary Consolidated Financial Information" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

        We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this prospectus.

Business Overview

        Talmer Bancorp, Inc. is a $2.22 billion bank holding company headquartered in Troy, Michigan. Through our wholly-owned banking subsidiary, Talmer Bank and Trust, we provide financial services to commercial and retail customers and operate branches in select geographic markets including Northeast Michigan, Southeast Michigan and Wisconsin.

        We are focused on building a strong, financially sound community banking franchise in our targeted markets through a combination of FDIC-assisted acquisitions, open bank transactions and organic growth. As of June 30, 2012, we had 47 branches, total deposits of $1.76 billion and net total loans of $1.14 billion. We meet the credit needs of local businesses and individuals in our markets by generating new loans and striving to provide relationship banking and client service superior to similar services offered by larger banks in our market area. We typically target companies that have 10 to 100 employees and revenues from $1.0 million to $50.0 million. We believe these businesses value the services provided by a relationship-based model of banking. Often these small to middle market companies are under-served in our targeted markets because larger regional banks have become less focused on this market niche and because a larger percentage of smaller community banks are poorly capitalized or distracted by significant credit quality problems.

        Given our strong capital position, local market knowledge and experienced leadership team, management believes we have a competitive advantage in the markets that we serve. We have retained a seasoned community bank management team with executive management experience in community banks located in our current and targeted markets. With a well-managed, financially sound and well capitalized bank, management believes it has significant opportunities to expand in the current market environment through organic growth and strategic acquisitions of banking franchises in Michigan, Ohio, Indiana, Wisconsin and in the Chicago Metropolitan area of Illinois.

        Our primary deposit products are checking, savings and term certificate accounts, and our primary lending products are commercial, residential and installment loans. We also engage in mortgage banking activities and, as such, acquire, sell and service one-to-four family residential mortgage loans. Additionally, we provide wealth management and trust services to our retail customers.

        We have grown substantially since our operations began in August of 2007 with much of the growth occurring through our four FDIC-assisted acquisitions, all of which have been fully integrated into our operations. For the years ended December 31, 2011 and 2010, we had bargain purchase gains from our FDIC-assisted acquisitions that added pre-tax income of $39.4 million and $53.8 million, respectively. The decrease in bargain purchase gains contributed to our $11.3 million, or 25%, decrease in net income for the year ended 2011, compared to the year ended 2010. We did not have any bargain purchase gains in the six months ended June 30, 2012, while we had $39.4 million of pre-tax one-time bargain purchase gains from FDIC-assisted acquisitions in the six months ended June 30, 2011. The decrease in bargain purchase gains was the largest contributing factor to the $14.4 million, or 58%, decrease in net income in the six months ended June 30, 2012, compared to the same period in 2011. While we continue to explore additional acquisition activities, there is no certainty that bargain purchase gains of any amount will be recognized as a result of any future closed transactions.

        As a result of our significant growth from our FDIC-assisted acquisitions, we have substantially increased our employee headcount, number of branches and have incurred integration related expenses, all of which has significantly increased our noninterest expenses for the year ended December 31, 2011, compared to December 31, 2010. Our total assets increased $433.9 million, to $2.1 billion at December 31, 2011, compared to $1.7 billion at December 31, 2010. The asset growth in this period included originated loan growth of $189.0 million and net acquired loan growth of $156.6 million. Our largest expense line item, salary and employee benefits, increased by $33.6 million to $58.0 million for the year ended December 31, 2011 compared to the same period in 2010. We have since made significant efforts to capture efficiencies from streamlining and centralizing processes and rationalizing our staffing levels. These efforts are evident in the reductions in salaries and benefits expense and other noninterest expense line items recognized during the six months ended June 30, 2012, compared to the same period in 2011.

Economic Overview

        The U.S. economy grew at a relatively slow pace through the first half of 2012. Real gross domestic product (GDP) for the first quarter of 2012 grew at a 1.5% annualized rate. The average unemployment rate for the second quarter of 2012 improved to 8.2%, compared to the annual average of 8.9% at December 31, 2011, but is still considerably higher than the ten year historical average of 6.7%. Foreclosure activity continued to fall during the second quarter of 2012, down 11.2%, compared to the second quarter of 2011.

        The economy in the state of Michigan continues to see improvements as well. The unemployment rate showed a significant improvement to 8.6% during the second quarter of 2012 compared to 10.3% at December 31, 2011. Other improvements included a 15.1% decline in personal bankruptcy filings in the three months ended June 30, 2012, compared to the same period a year ago, as well as 9.3% decline in business bankruptcies for the same comparative periods. The Detroit Metropolitan Statistical Area (Detroit MSA), which includes Wayne, Oakland, Macomb, Livingston, St. Clair and Lapeer counties in the State of Michigan, also showed improvements in economic conditions. The Detroit MSA appears to be experiencing a recovery in the housing market as it showed a 29.2% gain in median home price when comparing the second quarter of 2012 home sales to the same period one year prior, however this positive trend is somewhat contradicted by a decline in the Case-Shiller Home Price Index of approximately two percent for the second quarter of 2012, compared to December 31, 2011.

        The Wisconsin economy continued to recover during the first half of 2012 with improvements noted in both the business and personal sectors. The unemployment rate for the second quarter 2012 improved to 7.0% compared to 7.5% at December 31, 2011. In addition, personal and business bankruptcy filings for the three months ended June 30, 2012 decreased 4.7% and 11.2%, respectively, compared to the three months ended June 30, 2011.

Our Acquisitions

  CF Bancorp

        On April 30, 2010, CF Bancorp was closed by the Michigan Office of Insurance and Financial Regulation, which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC, the Bank assumed $1.2 billion of retail deposits and acquired $941.3 million of the assets of CF Bancorp. Prior to the acquisition, CF Bancorp operated 22 branches located in eastern Michigan. The Bank entered into two loss share agreements with the FDIC for CF Bancorp that cover $835.7 million of the acquired assets, including 100% of the acquired loans and other real estate owned. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. The loss share agreements include provisions where a clawback payment, calculated using formulas included within the contracts, is to be made to the FDIC 10 years and 45 days following the acquisition in the event actual losses fail to reach stated levels. At the time of acquisition, the Bank recorded a $240.4 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and the core deposit intangible asset created exceeded the fair value of liabilities assumed in the acquisition, on April 30, 2010 we recorded a bargain purchase gain of $52.7 million in our consolidated statements of income. The Bank recorded $1.20 billion of liabilities at fair value, including $1.17 billion of retail deposits with a core deposit intangible of $4.5 million and $23.3 million of other liabilities. The Bank acquired approximately $941.3 million of the assets of CF Bancorp, including $825.4 million in loans, net of unearned income, and $10.3 million of other real estate with fair value discounts of $340.4 million and $5.0 million, respectively.

        On the April 30, 2010 acquisition date, the contractual cash flows for the loans acquired in the acquisition of CF Bancorp were $981.4 million and the estimated fair value of the loans was $485.1 million. The estimated total cash flow from these loans was $569.6 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $84.5 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the purchased credit impaired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

        As a result of the loss share agreements with the FDIC, the risks associated with the loans and foreclosed real estate of CF Bancorp have been completely altered, making historical financial information of CF Bancorp not meaningful to an understanding of our present and planned future operations. In addition, our business since April 30, 2010 and for the immediate future relies heavily on our loss share resolution business and on the income generated from the remediation and disposal of the assets we acquired from the FDIC and is fundamentally different from the business of CF Bancorp. In light of the foregoing, we have determined that CF Bancorp is not the predecessor entity of the Company because we did not succeed to substantially all of the business of CF Bancorp in the acquisition, and we have therefore omitted historical financial statements of CF Bancorp in this prospectus and our consolidated financial statements.

  First Banking Center

        On November 19, 2010, First Banking Center was closed by the Wisconsin Department of Financial Institutions which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC with respect to First Banking Center, the Bank acquired $684.3 million of the assets and assumed $544.4 million of the liabilities of First Banking Center. Prior to the acquisition, First Banking Center operated 17 branches located in southern Wisconsin. The Bank entered into two loss-share agreements with the FDIC on $490.5 million of First Banking Center's assets, including 100% of the acquired loans (except consumer loans) and other real estate. Under the loss share agreement for single-family residential mortgage loans, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first $26.8 million of losses, to assume 30% of losses and share 30% of loss recoveries on losses exceeding $26.8 million and up to $34.9 million, and to assume 80% of losses and share 80% of loss recoveries on losses exceeding $34.9 million. Under the loss share agreement for construction, commercial real estate and commercial and industrial loans and other real estate, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first $83.5 million of losses, to assume 0% of losses and share 0% of loss recoveries on losses exceeding $83.5 million and up to $126.7 million, and to assume 80% of losses and share 80% of loss recoveries on losses exceeding $126.7 million. At June 30, 2012, management estimates that all losses under both loss share agreements will be covered at an 80% rate. The loss share agreements include provisions where a clawback payment, calculated using formulas included within the contracts, is to be made to the FDIC 10 years and 45 days following the acquisition in the event actual losses fail to reach stated levels. At the time of acquisition, the Bank recorded a $66.2 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and the core deposit intangible asset created exceeded the fair value of liabilities assumed in the acquisition, on November 19, 2010 we recorded a bargain purchase gain of $1.1 million in our consolidated statements of income. The Bank recorded $548.8 million of liabilities at fair value, including $474.6 million of retail deposits with a core deposit intangible of $2.2 million, $65.0 million in advances from the Federal Home Loan Bank of Chicago and $9.2 million in other liabilities. The Bank acquired approximately $475.7 million in loans, net of unearned income, and $18.3 million of other real estate with fair value discounts of $108.7 million and $5.5 million, respectively.

        On the November 19, 2010 acquisition date, the contractual cash flows for the loans acquired in the acquisition of First Banking Center were $527.6 million and the estimated fair value of the loans was $366.9 million. The estimated total cash flow from these loans was $412.4 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $45.4 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the purchased credit impaired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

  Peoples State Bank

        On February 11, 2011, Peoples State Bank was closed by the Michigan Office of Insurance and Financial Regulation which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC with respect to Peoples State Bank, the Bank acquired $390.4 million of the assets and assumed $385.5 million of deposits of Peoples State Bank. Prior to the acquisition, Peoples State Bank operated 10 branches located in southeast Michigan. The Bank entered into two loss-share agreements with the FDIC on $325.2 million of Peoples State Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. The loss share agreements include provisions where a clawback payment, calculated using formulas included within the contracts, is to be made to the FDIC 10 years and 45 days following the acquisition in the event actual losses fail to reach stated levels. At the time of acquisition, the Bank recorded an $82.3 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and core deposit intangible asset created exceeded the fair value of liabilities assumed in the acquisition, on February 11, 2011 we recorded a bargain purchase gain of $12.7 million in our consolidated statements of income. The Bank recorded $386.2 million of liabilities at fair value, including $385.5 million of retail deposits with a core deposit intangible of $2.4 million and $700 thousand in other liabilities. The Bank acquired approximately $321.2 million in loans, net of unearned income, and $8.8 million of other real estate with fair value discounts of $113.0 million and $3.1 million, respectively.

        On the February 11, 2011 acquisition date, the contractual cash flows for the loans acquired in the acquisition of Peoples State Bank were $379.5 million and the estimated fair value of the loans was $208.2 million. The estimated total cash flow from these loans was $248.1 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $39.9 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the purchased credit impaired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

  Community Central Bank

        On April 29, 2011, Community Central Bank was closed by the Michigan Office of Insurance and Financial Regulation which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC with respect to Community Central Bank, the Bank acquired $402.1 million of the assets and assumed $302.3 million of deposits and $53.6 million of advances from the Federal Home Loan Bank of Community Central Bank. Prior to the acquisition, Community Central Bank operated four branches located in southeast Michigan. The Bank entered into two loss-share agreements with the FDIC on $341.7 million of Community Central Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. At the time of acquisition, the Bank recorded an $100.0 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and core deposit intangible asset created exceeded the fair value of liabilities assumed in the acquisition, on April 29, 2011 we recorded a bargain purchase gain of $24.9 million in our consolidated statements of income. The Bank recorded $362.2 million of liabilities at fair value, including $302.3 million of retail deposits with a core deposit intangible of $480 thousand, $57.7 million in advances from the Federal Home Loan Bank of Indianapolis and $2.2 million in other liabilities. The Bank acquired approximately $329.8 million in loans, net of unearned income, and $18.8 million of other real estate with fair value discounts of $133.4 million and $7.6 million, respectively.

        On the April 29, 2011 acquisition date, the contractual cash flows for the loans acquired in the acquisition of Community Central Bank was $399.2 million and the estimated fair value of the loans was $196.4 million. The estimated total cash flow from these loans was $233.5 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $37.1 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the purchased credit impaired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

  SAB Topic 1:K Relief

        We have omitted certain financial information of First Banking Center, Peoples State Bank and Community Central Bank required by Rule 3-05 of Regulation S-X and the related pro forma financial information under Article 11 of Regulation S-X in accordance with the guidance provided in Staff Accounting Bulletin Topic 1:K, Financial Statements of Acquired Troubled Financial Institutions ("SAB 1:K"). SAB 1:K provides relief from the requirements of Rule 3-05 under certain circumstances, such as the acquisitions of First Banking Center, Peoples State Bank and Community Central Bank, where a registrant acquires a "troubled financial institution" (as defined in SAB 1:K) for which audited financial statements are not reasonably available and in which federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of the registrant's future operations.

  Lake Shore Wisconsin Corporation

        On December 15, 2011, we finalized the acquisition of Lake Shore Wisconsin Corporation. Prior to this date, Lake Shore Wisconsin Corporation had divested its subsidiary, Hiawatha National Bank, which operated three branches located in western Wisconsin, to its shareholders. As a result of the transaction, we issued 4.2 million shares of Class A Common Stock at $6.24 per share and increased our cash and equity by $26 million. Due to the significant differences in operations and insignificance of business activity, historical results from Lake Shore Wisconsin Corporation are not meaningful to our results, and thus no 2011 pro forma information is presented.

Summary of Acquisition and Loss Share Accounting

        We determined the fair value of our acquired assets and liabilities in accordance with accounting requirements for fair value measurement and acquisition transactions as promulgated in FASB Accounting Standards Codification ("ASC") Subtopic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30), ASC Topic 805, "Business Combinations", and ASC Topic 820, "Fair Value Measurements and Disclosures". The determination of the initial fair values on loans and other real estate purchased in an acquisition and the related FDIC indemnification asset require significant judgment and complexity.

        We determine the initial fair value of our acquired loans on a loan by loan basis by dividing the loans into two categories: (1) loans where the future cash flows are estimated based upon a specific review of the loan ("Specific Review"), and (2) loans where the future cash flows for each loan is estimated using a model ("Non-Specific Review"). During the Specific Review process, a designated group of credit officers, specialized in loan workouts and credit quality assessment, work with personnel from the acquired institution to review borrower cash payment activity, loan write ups, watch list reports, which include the current past due status and risk ratings assigned and current appraisals of collateral, to estimate the future cash flows of the acquired loans. The estimated future cash flows are then discounted to determine initial fair value.

        The Specific Review population included loans with a principal balance of $350 thousand or more for the acquisitions of First Banking Center and Peoples State Bank, and $475 thousand or more for the acquisition of Community Central Bank, which resulted in approximately 60% of the acquired loan population for each of these acquisitions falling into the Specific Review population. For the acquisition of CF Bancorp, the Specific Review population included all loans with credit quality indicators of special mention or worse, all loans that had an outstanding balance of $2 million or more, and all loans with a matured status as of the April 30, 2010 (the closing date of the acquisition), which resulted in approximately 50% of the acquired loan population falling into the Specific Review.

        Non-Specific Review loans are categorized by risk profile and processed through an automated cash flow calculation process to generate expected cash flows on a loan by loan basis using contractual loan payment information such as coupon, payment type and amounts, and remaining maturity, along with assumptions that are assigned to each individual loan based on risk cohorts. Risk profiles are determined based on loan type, risk rating, delinquency history, current delinquency status, vintage, and collateral type. For our Non-Specific Review loans, we apply life of loan default and loss assumptions, defined at a cohort level, to estimate future cash-flows. The assumptions are based on credit migration (migration of risk rating and past due status) combined with default, severity and prepayment data indicative of the market based upon market experience and benchmarking analysis of similar loans and/or portfolio sales and valuation. This information is captured through observation of comparable market transactions. Estimated future cash flows are discounted for each loan to determine initial fair value.

        A majority of our acquired loans are accounted for under ASC 310-30 "purchased credit impaired loans." We account for all purchased credit impaired loans on a loan by loan basis. At the acquisition date, where a loan exhibits evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all principal and interest payments in accordance with the terms of the loan agreement, we recognize the expected shortfall of expected future cash flows, as compared to the contractual amount due, as a nonaccretable discount. Any excess of the net present value of expected future cash flows over the acquisition date fair value is recognized as the accretable discount, or accretable yield. We recognize accretion of the accretable discount as interest income over the expected remaining life of the purchased credit impaired loan.

        Fair value discounts created on acquired loans accounted for outside the scope of ASC 310-30 fall under FASB ASC Subtopic 310-20, "Receivables—Nonrefundable Fees and Other Costs" (ASC 310-20) and are accreted into interest income over the remaining term of the loan as an adjustment to the related loan's yield.

        Because we record loans acquired in our acquisitions at fair value, we do not record an allowance for loan losses related to the acquired loans on the acquisition date. Expected cash flows are re-estimated periodically for purchased credit impaired loans. We perform re-estimations of each acquired loan portfolio on a staggered basis throughout the year. The staggering of each portfolio's re-estimation results in at least one re-estimation being performed during each quarter of the calendar year. We continually monitor the economic environment within the markets of our acquired loan portfolios for factors that may impact our borrowers' ability to meet their payment obligations. The purchased credit impaired loan portfolios not re-estimated during a quarter are monitored for credit deterioration by analyzing the credit quality of the purchased credit impaired loans. This credit quality analysis includes a review of past due reports, updated loan risk ratings and watch list reports, updated workout plans, and identification of loans for reclassification to troubled debt restructuring (TDR) status and those that require a charge off. We believe our quarterly review process adequately identifies loans with material cash flow deterioration and thus supports the timing by which we perform the re-estimations. Acquired loans accounted for outside the scope of ASC 310-30 are included in the population assessed for impairment under the methods used to calculate the allowance for loan losses for originated loans.

        The re-estimation process for purchased credit impaired loans is performed on a loan by loan basis and replicates the methods used in determining the fair value at acquisition date. We aim to segment the purchased credit impaired loan portfolio between those that are in the Specific Review and those in the Non-Specific Review population to maintain similar or greater coverage as at the acquisition date in the Specific Review population.

        Any decline in expected cash flows identified during the re-estimation or during the quarterly monitoring process results in impairment which is measured based on the present value of the new expected cash flows, discounted using the pre-impairment accounting yield of the loan, compared to the recorded investment in the loan. Accordingly, computed impairment includes both the impact of an expected decline in cash flows and the effect of changes in the expected timing of such cash flows. As a result, computed impairment will exceed the expected decline in cash flows, in some cases significantly, when they occur in conjunction with a delay in timing of the receipt of expected cash flows. Computed impairment is recorded as provision expense during the period it is identified. Improvements in expected cash flows and the effect of changes in expected timing in the receipt of the expected cash flows, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the accretable yield on the loan. Impairment recognized on a loan covered by a loss share agreement is mitigated by the recording of additional FDIC indemnification asset, as "FDIC loss sharing income", during the period. Any adjustment to the FDIC indemnification asset only relates to declines in expected cash flows, not the change in the expected timing of those cash flows.

        We modify loans in the normal course of business and assess all loan modifications to determine whether a modification constitutes a TDR in accordance with clarified guidance of ASU No. 2011-02, "Receivables—A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" issued by the FASB in 2011 and adopted by us in 2011. A modification is considered a TDR when a borrower is experiencing difficulties and we have granted a concession to the borrower. When we modify a purchased credit impaired loan, we assess the modification in the same manner as other modified loans and follow the guidance under ASU 2011-02. To determine whether a concession has been granted in accordance with ASU 2011-02, we evaluate each type of modification; principal deferral, interest rate concession, forbearance or A/B note restructure whereby the original loan is restructured into two notes where one reflects the portion of the modified loan which is expected to be collected and the other which is fully charged off (none of the modifications to date were due to partial satisfaction of the loan) and conclude a concession has been made when, as a result of the modification, will not collect all amounts due, including interest accrued at the original contractual terms. When a modification qualifies as a TDR and was initially individually accounted for under ASC 310-30, the loan is required to be moved from ASC 310-30 accounting and accounted for under FASB ASC Subtopic 310-40, "Receivables—Troubled Debt Restructurings by Creditors" (ASC 310-40). In order to accomplish the transfer of the accounting for the TDR from ASC 310-30 to ASC 310-40 any discount that remains on the purchased credit impaired loan and associated indemnification asset is reversed and recorded net through accelerated discount. We then establish the necessary allowance for the TDR in accordance with the methods used to determine the allowance for loan losses for originated loans discussed in the "Critical Accounting Policies" section, except for when a discounted cash flow analysis is used to calculate the required allowance. In this circumstance, the estimated cash flows for modifications on purchased credit impaired loans are discounted by the pre-impairment accounting yield under ASC 310-30, not the acquired yield and/or contractual yield on the loan. The basis for accounting for purchased credit impaired loans classified as TDRs described above is to ensure the allowance recorded for the TDRs follows the guidelines for measuring impairment established in ASC 310-10-35 "Receivables—Overall—Subsequent Measurement". The required allowance in accordance with ASC 310-10 is recorded through the provision for loan loss and partially offset by an increase in FDIC loss sharing income if the TDR is covered by a loss sharing agreement. In the three and six months ended June 30, 2012, approximately $7.0 million and $13.0 million of discount was reversed, respectively, and $5.7 million and $11.7 million in allowance for loan loss for covered loans was established, respectively, for purchased impaired loans modified as TDR loans.

        The loss share agreements and the purchase accounting impact from our FDIC-assisted acquisitions create significant volatility in our cash flows and operating results in both the short- and the long-term. In the short-term, we believe it is likely that a significant amount of the acquired covered loans will become delinquent and the proceeds from the liquidation of collateral will be inadequate to repay the loans. At acquisition, management believes sufficient inherent discounts on covered assets representing the expected losses compared to their acquired contractual payment amounts were established. As a result, our operating results would only be adversely affected by losses on covered assets to the extent that those losses exceed the expected losses reflected in the fair value of the covered assets at the acquisition date.

        The effects of the loss share agreements and purchase accounting on cash flows and operating results in the near-term and long-term following an acquisition will be similar to the short-term effects described above. In the near-term, we expect significant volatility as we work with borrowers to determine appropriate repayment terms or alternate resolutions. During this period, it is likely that the most significant changes in expected future cash flows will be identified, both increases and decreases. The long-term effects will depend primarily on the ability of borrowers to make required payments over an extended period of time. As the loss share agreements cover up to a 10-year period (five years for loans other than single family residential mortgage loans), changing economic conditions will likely affect the timing of future charge-offs and the resulting reimbursements from the FDIC. Management believes that any recapture of interest income and recognition of cash flows from borrowers or amounts received from the FDIC as part of the FDIC indemnification asset may be recognized unevenly over this period, as we exhaust our collection efforts under our normal practices.

Critical Accounting Policies

        Our consolidated financial statements are prepared based on the application of accounting policies generally accepted in the United States, the most significant of which are described in Note 1 to the consolidated financial statements. The Jumpstart Our Business Startups Act (JOBS Act) provides that an emerging growth company may delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period; therefore, our financial statements may not be comparable to those of companies that have not extended the transition period for such new or revised accounting standards. These policies require the reliance on estimates and assumptions, which may prove inaccurate or subject to variations. Changes in underlying factors, assumptions, or estimates could have a material impact on our future financial condition and results of operations. The most critical of these significant accounting policies are the policies related to allowance for loan losses, fair valuation methodologies, acquired loans, the FDIC indemnification asset and income taxes. These policies are reviewed with the Audit Committee of the Board of Directors and are discussed more fully below.

  Allowance for loan losses

        We maintain the allowance for loan losses at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio given the conditions at the time. Management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other factors. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. The allowance is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries or previous amounts charged-off.

  Purchased loans

        We maintain an allowance for loan losses on purchased loans based on credit deterioration subsequent to the acquisition date. In accordance with the accounting guidance for business combinations, we did not establish an allowance on any of the purchased loans as of the acquisition date as any credit deterioration evident in the loans was included in the determination of the acquisition date fair values. For purchased credit impaired loans, accounted for under ASC 310-30, management establishes an allowance for loan losses subsequent to the date of acquisition by periodically re-estimating expected cash flows with any decline in expected cash flows triggering impairment recorded as provision expense. The allowance established is the excess of the loan's carrying value over the present value of projected future cash flows, discounted at the current accounting yield of the loan. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. While the determination of specific cash flows involves estimates, each estimate is unique to the individual loan, and none is individually significant. For purchased loans accounted for under ASC 310-20 or under ASC 310-40, the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans.

  Originated loans

        For loans we originate, the allowance consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics.

        The specific component relates to impaired loans that are individually evaluated based on a combination of internally assigned risk ratings and a defined dollar threshold. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. For individually evaluated impaired loans, a specific allowance is established when the discounted expected cash flows or the fair value of the underlying collateral of the impaired loan is lower than the carrying value of the loan. The valuations are reviewed and updated on a quarterly basis. While the determination of specific allowance may involve estimates, each estimate is unique to the individual loan, and none is individually significant.

        Loans that do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar characteristics. The allowance for commercial, agricultural and commercial real estate loans that are not individually evaluated for impairment begins with a process of estimating probable incurred losses in the portfolio. These estimates are established based on our internal credit risk ratings and historical loss data. Internal credit risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by senior management, at least annually or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. Since our operating history is limited and the Bank is growing rapidly, the historical loss estimates for loans are based on actual historical loss experienced by all banks in Michigan and Wisconsin. These estimates are established by loan type including commercial, agricultural and commercial real estate, and further segregated by region, including Michigan and Wisconsin, where applicable. In addition, management consideration is given to borrower rating migration experience and trends, industry concentrations and conditions, changes in collateral values of properties securing loans and trend with respect to past due and nonaccrual amounts and any adjustments are made accordingly.

        Given our limited operating history, the estimate of losses for single family residential and consumer loans is also based primarily on historical loss rates experienced in the respective loan classes by all banks in Michigan and Wisconsin. Similar to commercial, agricultural and commercial real estate loans, management consideration is given to borrower rating migration experience and trends, changes in collateral values of properties securing loans and trends with respect to past due and nonaccrual amounts and any adjustments are made accordingly.

        The principal assumption used in deriving the allowance for loan losses is the estimate of probable incurred loss for loans in each risk rating. Since a loss ratio is applied to a large portfolio of loans, any variation between actual and assumed results could be significant. To illustrate, if recent loss experience dictated that the estimated loss ratios would be changed by five percent (of the estimate) across all risk ratings, the allowance for loan losses as of December 31, 2011 would change by approximately $1.2 million.

        Note 6 to the consolidated financial statements includes additional information about the allowance for loan losses.

  Fair Value

        The use of fair values is required in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e. not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date and is based on the assumptions market participants would use when pricing an asset or liability.

        In determining the fair value of financial instruments, market prices of the same or similar instruments are used whenever such prices are available. If observable market prices are unavailable or impracticable to obtain, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. Fair value is estimated using modeling techniques and incorporates assumptions about interest rates, duration, prepayment speeds, risks inherent in a particular valuation technique and the risk of nonperformance. These assumptions are inherently subjective as they require material estimates, all of which may be susceptible to significant change. The models used to determine fair value adjustments are periodically evaluated by management for relevance under current facts and circumstances.

        Fair value measurement and disclosure guidance differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Note 3 to the consolidated financial statements includes information about the extent to which fair value is used to measure assets and liabilities and the valuation methodologies and key inputs used. We had no Level 3 financial instruments recorded at fair value on a recurring basis. Level 3 financial instruments recorded at fair value on a nonrecurring basis totaled $10.0 million, or less than one percent of total assets, and included impaired loans, other real estate owned and loan servicing rights at December 31, 2011.

  Purchased loans

        We record purchased loans at fair value at the date of acquisition based on a discounted cash flow methodology that considers various factors, including the type of loan and related collateral, classification status, whether the loan has a fixed or variable interest rate, its term and whether or not the loan was amortizing, and our assessment of risk inherent in the cash flow estimates. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

        We account for and evaluate purchased credit impaired loans for impairment in accordance with the provisions of ASC 310-30. We estimate the cash flows expected to be collected on purchased loans based upon the expected remaining life of the loans, which includes the effects of estimated prepayments. Cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. We perform re-estimations for each purchased credit impaired loan portfolio on a staggered basis throughout the year. The staggering of each portfolio's re-estimation results in at least one re-estimation being performed during each quarter of the calendar year. We continually monitor the economic environment within the markets of our acquired loan portfolios for factors that may impact our borrowers' ability to meet their payment obligations. The purchased credit impaired loan portfolios not re-estimated during a quarter are monitored for credit deterioration by analyzing the credit quality of the purchased credit impaired loans. This credit quality analysis includes a review of past due reports, updated loan risk ratings and watch list reports, updated workout plans, and identification of loans for reclassification to TDR status and those that require a charge off. Any decline in expected cash flows as a result of these re-estimations is deemed impairment and recorded as provision expense during the period, where as any improvement in expected cash flows, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loan. We believe our quarterly review process adequately identifies loans with material cash flow deterioration and thus supports the timing by which we perform the re-estimations. Acquired loans accounted for outside the scope of ASC 310-30 are included in the population assessed for impairment under the methods used to calculate the allowance for loan losses for originated loans.

        The re-estimation process for purchased credit impaired loans is performed on a loan by loan basis and replicates the methods used in determining fair value at each acquisition date as described above in "Summary of Acquisition and Loss Share Accounting." We aim to segment the purchased credit impaired loan portfolio between those that are in the Specific Review and those in the Non-Specific Review population to maintain similar or greater coverage as at the acquisition date in the Specific Review population.

        Purchased loans outside the scope of ASC 310-30 are accounted for under ASC 310-20 or ASC 310-40, where applicable. Discounts created when the loans were recorded at their estimated fair values at acquisition are amortized over the remaining term of the loan as an adjustment to the related loan's yield. Note 5 to the consolidated financial statements includes additional information about purchased loans.

  FDIC Indemnification Asset

        In conjunction with our FDIC-assisted acquisitions, the Bank entered into loss share agreements with the FDIC and we recorded an FDIC indemnification asset that reflects the reimbursements we expect to receive from the FDIC for losses incurred on covered assets. The FDIC indemnification asset is measured separately from the related covered assets because it is not contractually embedded in those assets and is not transferable if we sell the assets. Pursuant to the terms of the loss sharing agreements, the FDIC will generally reimburse us for 80% of losses incurred on covered loans, although for certain pools of covered loans, the reimbursement rate for losses may be reduced if losses go above certain thresholds.

        We recorded the FDIC indemnification assets at their estimated fair values at the time of each respective FDIC-assisted transaction. Fair values are estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC. These cash flow evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change.

        The accounting for FDIC indemnification assets is closely related to the accounting for the underlying indemnified assets. We re-estimate the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered assets accounted for under ASC 310-30. Declines in cash flow expectations on covered assets are generally reflected as both an increase to the FDIC indemnification asset and are recorded as noninterest income in "FDIC loss sharing income" on the consolidated statements of income in the period. Improvements in cash flow expectations on covered assets generally result in a decline in the expected indemnification cash flows and are reflected as a downward yield adjustment on the FDIC indemnification assets. The preponderance of improvements in expected cash flows on covered loans can result in a negative yield on the FDIC indemnification asset. When covered assets are disposed of, through collection, charge-off or other settlement, any associated remaining indemnification asset, not recoverable from the FDIC, is written off.

  Income Taxes

        The calculation of our income tax provision and tax-related accruals is complex and requires the use of estimates and judgments. Accrued taxes represent the net estimated amount due to taxing jurisdictions, currently or in the future, and are included in "income tax liability" on the consolidated balance sheets. We evaluate and assess the relative risks and appropriate tax treatment of transactions after considering statutes, regulations, judicial precedent and other information and maintain tax accruals consistent with our evaluation of these relative risks. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial, and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period's income tax expense and can be material to our operating results. We are subject to audit by taxing authorities that could question and/or challenge the tax positions taken by us. Note 13 to the consolidated financial statements includes additional information about income taxes.

Financial Results

        Net income for the three months ended June 30, 2012 was $5.1 million, or $0.11 per average diluted share, compared to $12.2 million, or $0.30 per average diluted share, for the three months ended June 30, 2011. The $7.1 million, or 58%, decrease in net income in the second quarter of 2012, compared to the same period in 2011, was primarily due to a $26.7 million decrease in bargain purchase gains and a $5.4 million decrease in net interest income, partially offset by a $7.9 million increase in accelerated discount on purchased credit impaired loans and a $6.8 million decrease in the provision for loan losses on covered loans. The decrease in interest income was primarily due to a $5.3 million decrease in accretion of the FDIC indemnification asset as a result of improvements in our expected cash flows from purchased credit impaired loans that in turn reduce our expected FDIC indemnification payments. Accelerated discount on covered loans is recognized when prepayments or dispositions result in cash flows at an amount greater than the recorded book value and is mitigated by corresponding write-offs of the FDIC indemnification asset and by the modification of loans as TDRs which were previously accounted for under ASC 310-30. The provision for loan losses on covered loans of $15.7 million for the three months ended June 30, 2012 included the recognition of impairment resulting from the re-estimation of cash flows on purchased credit impaired loans from the Peoples State Bank and Community Central Bank acquisitions, which was partially offset by an increase to FDIC loss sharing income, and from the accounting for the TDRs identified during the quarter, discussed previously, while the second quarter 2011 included the recognition of impairment from the process of re-estimating cash flows on purchased credit impaired loans from the CF Bancorp acquisition. The second quarter of 2011 benefited from a bargain purchase gain of $26.7 million primarily resulting from the FDIC-assisted acquisition of Community Central Bank.

        Net income for the six months ended June 30, 2012 was $10.4 million, or $0.22 per average diluted share, compared to $24.9 million, or $0.62 per average diluted share, for the six months ended June 30, 2011. The $14.5 million, or 58%, decrease in net income in the six months ended 2012, compared to the same period in 2011, was primarily due to a $39.4 million decrease in bargain purchase gains and a $9.3 million decrease in net interest income and an $8.1 million increase in the provision for loan losses for covered loans, partially offset by increases of $14.5 million in accelerated discount on acquired loans and $12.6 million in FDIC loss sharing income. The increase in the provision for loan losses on covered loans was primarily due to the recognition of impairment resulting from the re-estimation of cash flows on purchased credit impaired loans from the First Banking Center, Peoples State Bank and

Community Central Bank acquisitions, which was partially offset by an increase to FDIC loss sharing income, and from the accounting for the TDRs identified during the quarter, discussed previously. We had bargain purchase gains totaling $39.4 million resulting from the FDIC-assisted acquisition of Peoples State Bank and Community Central Bank for the six months ended June 30, 2011.

        Net income for the year ended December 31, 2011 was $33.4 million, or $0.82 per average diluted share, compared to $44.7 million, or $1.56 per average diluted share, for the year ended 2010. The $11.3 million, or 25%, decrease in net income for 2011, compared to 2010, was primarily due to increases in the provision for loan losses on covered loans of $46.9 million and in salary and employee benefits expense of $33.6 million and a $14.5 million decrease in bargain purchase gains, offset by increases in net interest income of $68.1 million and FDIC loss sharing income of $34.9 million. Net interest income in 2011 benefited from a $744.5 million increase in average total loans, which included significant increases in both covered and uncovered loans. The increase in the provision for loan losses on covered loans in 2011 was primarily due to the accounting impact resulting from the process of re-estimating cash flows on purchased credit impaired loans, which was partially offset by an increase to FDIC loss sharing income. The increase in salary and employee benefits expense, our largest expense line item, primarily resulted from the substantial increase in headcount due to our acquisitions completed in both 2010 and 2011. We had bargain purchase gains in 2011 of $39.4 million resulting from our acquisition of Peoples State Bank and Community Central Bank, while 2010 included $53.8 million in bargain purchase gains resulting from our acquisitions of CF Bancorp and First Banking Center.

        During 2011, we devoted significant resources to completing technology conversions and operational integrations of each of our acquisitions onto one common operating platform. Additionally, during 2011 and continuing into the second quarter of 2012, we devoted significant resources to evaluating and completing due diligence for a variety of strategic opportunities. In total, 2011 included approximately $2.9 million of expenses related to technology conversions, operational integrations and due diligence costs. While we expect to continue to incur costs relating to evaluating new opportunities and due diligence, any conversion and operational integration costs will only be incurred if we complete additional acquisitions. During the first quarter of 2012, we completed a $174 million committed capital facility with institutional investors and we drew down $21 million of this committed capital in February 2012. Given total shareholders' equity of $354.8 million at June 30, 2012 and $153 million of additional capital available on our committed capital facility, we currently have capital resource commitments that would support substantial asset growth.

Net Interest Income

        Net interest income is the difference between interest and yield-related fees earned on assets and interest paid on liabilities. Adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis. The "Analysis of Net Interest Income-Fully Taxable Equivalent" tables of this financial review provide an analysis of net interest income for the three month periods ended June 30, 2012 and 2011, the six month periods ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010. The "Rate/Volume Analysis" tables describe the extent to which changes in interest rates and changes in volume of earning assets and interest-bearing liabilities have affected our net interest income on a fully taxable equivalent (FTE) basis for the three month periods ended June 30, 2012 and 2011, the six month periods ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010.

        Net interest income was $22.0 million for the three months ended June 30, 2012, a decrease of $5.4 million compared to the same period in 2011. The decrease in net interest income in the second quarter of 2012, compared to the same period in 2011, resulted primarily from a decrease in the yield earned on the FDIC indemnification asset as a result of improvements in our expected cash flows from purchased credit impaired loans that in turn reduce our expected FDIC indemnification payments. The net interest margin (FTE) for the three months ended June 30, 2012 decreased 109 basis points to 4.32%, from 5.41% for the comparable period in 2011, primarily from the reasons cited for the decrease in net interest income discussed above.

        Net interest income was $46.5 million for the six months ended June 30, 2012, a decrease of $9.3 million compared to $55.8 million in for the same period in 2011. The decrease in net interest income in the six months ended June 30, 2012, compared to the same period in 2011, resulted primarily from a decrease in yields on the FDIC indemnification asset and loans, partially offset by an increase in average loans and a decrease in overall funding costs. The decrease in the yield earned on the FDIC indemnification asset resulted from improvements in our expected cash flows from purchased credit impaired loans that in turn reduce our expected FDIC indemnification payments. The decrease in the yield earned on loans was primarily due to a decrease in covered loans to total average loans of 70% for the six months ended June 30, 2012, from 83% for the same period in the prior year, and an increase in uncovered loans, which are primarily organically produced loans that generally earn lower yields. The decrease in the yield earned on loans was also impacted by lower accretion income on acquired loans accounted for under ASC 310-30 driven by changing assumptions in the re-estimation of cash flows, specifically the lengthening of the accretion period, rather than negative credit migration trends. These decreases in the yield on loans were partially offset by improvements in expected cash flows identified during our periodic re-estimations that are recognized prospectively as an increase to the yield on the purchased credit impaired loans and a decrease in the yield earned on the FDIC indemnification asset. Continued improvement in our expected cash flows on our purchased credit impairedloans has resulted in a negative yield on the FDIC indemnification asset. The net interest margin (FTE) for the six months ended June 30, 2012 decreased 141 basis points to 4.55%, from 5.96% for the comparable period in 2011, primarily from the reasons cited for the decrease in net interest income discussed above.

        Net interest income was $112.4 million for the full year 2011, an increase of $68.1 million, compared to $44.3 million for the full year 2010. The increase in net interest income in 2011 resulted primarily from a $744.5 million increase in average loans. Net interest income in 2011 also benefited from a $154.1 million increase in average investment securities and an increase in yields on loans. The net interest margin (FTE) increased 106 basis points to 5.81% in 2011, from 4.75% in 2010, resulting primarily from an increase in average covered loans of approximately $600 million due to FDIC-assisted acquisitions and a lower overall cost of funding.

Analysis of Net Interest Income—Fully Taxable Equivalent

	Three months ended June 30, 2012			Three months ended June, 2011
(Dollars in thousands)	Average Balance(1)	Interest(2)	Average Rate(3)	Average Balance(4)	Interest(2)	Average Rate(3)
Earning assets:
Interest earning balances	$43,584	$33	0.31%	$74,991	$46	0.25%
Federal funds sold & other short-term investments	63,154	120	0.76	12,177	61	2.01
Investment securities(5):
Taxable	302,398	1,405	1.86	269,099	1,922	2.86
Tax-exempt	117,160	819	4.27	77,532	625	4.92
FHLB stock	2,820	22	2.99	8,940	18	0.81
Gross loans including FDIC covered loans(6)	1,214,205	23,887	7.89	1,228,988	24,152	7.88
FDIC indemnification asset	328,308	(2,771)	(3.39)	388,937	2,516	2.59

Total earning assets	2,071,629	23,515	4.64%	2,060,664	29,340	5.77%

Non-earning assets:
Cash and due from banks	49,519			49,662
Premises and equipment	41,839			28,654
Investment security fair value adjustment	5,408			2,132
Core deposit intangible	6,814			8,038
Other real estate owned (covered)	26,139			28,322
FDIC receivable	30,715			28,386
Accrued interest receivable	24,501			21,512
Other non-earning assets	35,739			8,986
Allowance for loan losses	(61,857)			(21,619)

Total assets	$2,230,446			$2,214,737

Interest bearing liabilities:
Deposits:
Interest bearing DDA	$291,970	$137	0.19%	$301,211	$192	0.26%
Money market and savings	557,864	289	0.21	536,916	264	0.20
Time deposits	506,208	829	0.66	649,677	1,366	0.84
Other brokered funds	5,714	4	0.27	—	—	—
FHLB Advances	46,108	189	1.64	52,173	45	0.35
Federal funds purchased and other short-term borrowings	42,697	22	0.21	21,193	10	0.19

Total interest bearing liabilities	1,450,561	1,470	0.41%	1,561,170	1,877	0.48%

Non interest bearing liabilities and shareholders' equity:
Non interest bearing DDA	375,744			319,438
FDIC clawback liability	21,129			20,454
Deferred tax liability	—			13,472
FDIC warrants payable	3,289			3,024
Other liabilities	27,989			18,594
Shareholders' equity	351,734			278,585

Total liabilities and shareholders' equity	$2,230,446			$2,214,737

Net interest income		$22,045			$27,463

Interest spread			4.23%			5.29%

Net interest margin as a percentage of interest earning assets (FTE)			4.32%			5.41%

(1)
Average balances derived based on daily averages.

(2)
Interest income is shown on actual basis and does not include taxable equivalent adjustments.

(3)
Average rates are presented on an annual basis and includes a taxable equivalent adjustment to interest income on tax exempt securities of $428 thousand and $327 thousand on tax exempt securities for the three months ended June 30, 2012 and 2011, respectively, using the statutory tax rate of 35%.

(4)
Average balances derived from month end balances.

(5)
For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(6)
Includes nonaccrual loans.

	Six months ended June 30, 2012			Six months ended June, 2011
(Dollars in thousands)	Average Balance(1)	Interest(2)	Average Rate(3)	Average Balance(4)	Interest(2)	Average Rate(3)
Earning assets:
Interest earning balances	$55,236	$68	0.25%	$70,289	$94	0.27%
Federal funds sold & other short-term investments	72,149	249	0.69	31,599	93	0.59
Investment securities(5):
Taxable	250,792	2,365	1.89	257,388	3,373	2.64
Tax-exempt	105,911	1,510	4.36	74,783	1,188	4.88
FHLB stock	2,820	46	3.25	8,540	27	0.64
Gross loans including FDIC covered loans(6)	1,221,240	49,631	8.15	1,115,780	51,352	9.28
FDIC indemnification asset	342,793	(4,375)	(2.56)	348,402	3,174	1.84

Total earning assets	2,050,941	49,494	4.92%	1,906,781	59,301	6.34%

Non-earning assets:
Cash and due from banks	43,355			44,721
Premises and equipment	42,459			23,502
Investment security fair value adjustment	5,650			1,040
Core deposit intangible	6,981			7,390
Other real estate owned (covered)	23,911			24,562
FDIC receivable	34,222			22,328
Accrued interest receivable	23,103			19,612
Other non-earning assets	22,109			8,215
Allowance for loan losses	(62,230)			(19,755)

Total assets	$2,190,501			$2,038,396

Interest bearing liabilities:
Deposits:
Interest bearing DDA	$296,004	$294	0.20%	$218,611	$374	0.34%
Money market and savings	542,051	576	0.21	607,501	541	0.18
Time deposits	508,761	1,716	0.68	594,845	2,567	0.87
Other brokered funds	2,857	4	0.27	—	—	—
FHLB Advances	46,242	373	1.62	29,813	45	0.30
Federal funds purchased and other short-term borrowings	32,225	30	0.19	12,110	10	0.17

Total interest bearing liabilities	1,428,140	2,993	0.42%	1,462,880	3,537	0.49%

Non interest bearing liabilities and shareholders' equity:
Non interest bearing DDA	365,602			251,371
FDIC clawback liability	20,967			20,324
Deferred tax liability	3,151			14,276
FDIC warrants payable	3,265			3,006
Other liabilities	27,082			17,589
Shareholders' equity	342,294			268,950

Total liabilities and shareholders' equity	$2,190,501			$2,038,396

Net interest income		$46,501			$55,764

Interest spread			4.50%			5.85%

Net interest margin as a percentage of interest earning assets (FTE)			4.55%			5.96%

(1)
Average balances derived based on daily averages.

(2)
Interest income is shown on actual basis and does not include taxable equivalent adjustments.

(3)
Average rates are presented on an annual basis and includes a taxable equivalent adjustment to interest income on tax exempt securities of $789 thousand and $620 thousand on tax exempt securities for the six months ended June 30, 2012 and 2011, respectively, using the statutory tax rate of 35%.

(4)
Average balances derived from month end balances.

(5)
For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(6)
Includes nonaccrual loans.

	Year ended December 31, 2011			Year ended December 31, 2010
(Dollars in thousands)	Average Balance(1)	Interest(2)	Average Rate(3)	Average Balance(1)	Interest(2)	Average Rate(3)
Earning assets:
Interest earning balances	$64,442	$152	0.24%	$133,865	$503	0.38%
Federal funds sold & other short-term investments	38,081	243	0.64	69,436	38	0.05
Investment securities(4):
Taxable	224,701	5,246	2.33	112,987	2,726	2.41
Tax-exempt	78,286	2,499	4.86	35,883	672	2.79
FHLB stock	8,237	87	1.06	1,295	16	1.24
Gross loans including FDIC covered loans(5)	1,175,230	108,103	9.20	430,752	38,817	9.01
FDIC indemnification asset	366,948	3,148	0.86	154,675	7,477	4.83

Total earning assets	1,955,925	119,478	6.18%	938,893	50,249	5.39%

Non-earning assets:
Cash and due from banks	40,865			13,536
Premises and equipment	31,350			5,890
Investment security fair value adjustment	2,336			(614)
Core deposit intangible	7,488			3,075
Other real estate owned (covered)	23,240			6,926
FDIC receivable	41,657			9,178
Accrued interest receivable	17,885			3,023
Other non-earning assets	9,487			7,212
Allowance for loan losses	(33,908)			(4,886)

Total assets	$2,096,325			$982,233

Interest bearing liabilities:
Deposits:
Interest bearing DDA	$255,000	$734	0.29%	$59,824	$392	0.66%
Money market and savings	574,783	1,131	0.20	309,667	519	0.17
Time deposits	577,170	4,632	0.80	330,156	4,294	1.30
FHLB Advances	37,253	545	1.46	—	763	—
Federal funds purchased and other short-term borrowings	15,202	34	0.22	—	—	—

Total interest bearing liabilities	1,459,408	7,076	0.48%	699,647	5,968	0.85%

Non interest bearing liabilities and shareholders' equity:
Non interest bearing DDA	304,439			76,111
FDIC clawback liability	20,547			11,846
Deferred tax liability	13,037			9,706
FDIC warrants payable	3,050			2,023
Other liabilities	16,027			8,984
Shareholders' equity	279,817			173,916

Total liabilities and shareholders' equity	$2,096,325			$982,233

Net interest income		$112,402			$44,281

Interest spread			5.70%			4.54%

Net interest margin as a percentage of interest earning assets (FTE)			5.81%			4.75%

(1)
Average balances derived from month end balances.

(2)
Interest income is shown on actual basis and does not include taxable equivalent adjustments.

(3)
Average rates include a taxable equivalent adjustment to interest income on tax exempt securities of approximately $1.3 million and $330 thousand on tax exempt securities for the years ended December 31, 2011 and 2010, respectively, using the statutory tax rate of 35%.

(4)
For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(5)
Includes nonaccrual loans.

Rate-Volume Analysis

	Three months ended June 30, 2012 vs. June 30, 2011
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest earning assets
Interest earning balances	$77	$(90)	$(13)
Federal funds sold and other short-term investments	(411)	470	59
Investment securities:
Taxable	(1,382)	865	(517)
Tax-exempt	(1,551)	1,745	194
FHLB stock	81	(77)	4
Gross loans including covered loans	901	(1,166)	(265)
FDIC indemnification asset	(3,946)	(1,341)	(5,287)

Total interest income	(6,231)	406	(5,825)

Interest-bearing liabilities
Interest bearing demand deposits	(32)	(23)	(55)
Money market and savings deposits	(18)	43	25
Time deposits	537	(1,074)	(537)
Other brokered funds	—	4	4
FHLB advances	168	(24)	144
Federal funds purchased and other short term borrowings	(33)	45	12

Total interest expense	622	(1,029)	(407)

Change in net interest income	$(6,853)	$1,435	$(5,418)

	Six months ended June 30, 2012 vs. June 30, 2011
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest earning assets
Interest earning balances	$12	$(38)	$(26)
Federal funds sold and other short-term investments	(119)	275	156
Investment securities:
Taxable	(838)	(170)	(1,008)
Tax-exempt	(1,068)	1,390	322
FHLB stock	77	(58)	19
Gross loans including covered loans	(10,987)	9,266	(1,721)
FDIC indemnification asset	(7,447)	(102)	(7,549)

Total interest income	(20,370)	10,563	(9,807)

Interest-bearing liabilities
Interest bearing demand deposits	(293)	213	(80)
Money market and savings deposits	161	(126)	35
Time deposits	(167)	(684)	(851)
Other brokered funds	—	4	4
FHLB advances	255	73	328
Federal funds purchased and other short term borrowings	(18)	38	20

Total interest expense	(62)	(482)	(544)

Change in net interest income	$(20,308)	$11,045	$(9,263)

	Year ended December 31, 2011 vs. 2010
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest earning assets
Interest earning balances	$(147)	$(204)	$(351)
Federal funds sold and other short-term investments	230	(25)	205
Investment securities:
Taxable	(69)	2,589	2,520
Tax-exempt	35	1,792	1,827
FHLB stock	(3)	74	71
Gross loans including covered loans	822	68,464	69,286
FDIC indemnification asset	(9,313)	4,984	(4,329)

Total interest income	(8,445)	77,674	69,229

Interest-bearing liabilities
Interest bearing demand deposits	(325)	667	342
Money market and savings deposits	103	509	612
Time deposits	(2,061)	2,399	338
FHLB advances	(218)	—	(218)
Federal funds purchased and other short term borrowings	—	34	34

Total interest expense	(2,501)	3,609	1,108

Change in net interest income	$(5,944)	$74,065	$68,121

Provision for Loan Losses

        We have established an allowance for loan losses on both covered and uncovered loans through a provision for loan losses charged as an expense on our consolidated statements of income. Management reviews our uncovered loan portfolio, consisting of originated loans and purchased loans that are not covered by loss sharing agreements with the FDIC, on a quarterly basis to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses.

        We did not record an allowance for loan losses at acquisition for purchased uncovered or covered loans as these loans were recorded at fair value, based on a discounted cash flow methodology, at the date of each respective acquisition. We re-estimate expected cash flows periodically for all loans purchased with credit impairment. Any decline in expected cash flows for a loan is referred to as impairment and recorded in the provision for loan losses during the period, whereas, improvement in expected cash flows is recognized prospectively as an adjustment to the yield on the loan once any previously recorded impairment is recaptured.

        The provision for credit losses on off balance sheet items, a component of "other expense" on the consolidated statements of income, reflects management's assessment of the adequacy of the allowance for credit losses on lending-related commitments.

        For a further discussion of the allowance for loan losses, refer to the "Critical Accounting Policies" and the "Allowance for Loan Losses" sections of this financial review.

        The provision for loan losses on uncovered loans was $1.4 million and $2.6 million for the three and six months ended June 30, 2012, respectively, compared to a benefit of $119 thousand and provision of $1.1 million for the same periods in 2011, respectively. The provision for loan losses on uncovered loans represents the amount required such that the total allowance for loan losses reflected the appropriate balance, in management's opinion, to sufficiently cover probable losses in the uncovered loan portfolio. The allowance for loan losses on uncovered loans was $10.3 million, or 2.57% of uncovered loans, at June 30, 2012, compared to $5.4 million, or 2.44% of uncovered loans, at June 30, 2011. The increase in the uncovered allowance for loan losses as a percentage of uncovered loans was due primarily to an increase in the historical loss factors.

        The provision for loan losses on uncovered loans was $3.6 million for the year ended December 31, 2011, compared to $4.5 million for the prior year. The allowance for loan losses on uncovered loans was $7.9 million, or 2.44% of uncovered loans, at December 31, 2011, compared to $4.4 million, or 3.24% of uncovered loans, at December 31, 2010. The decrease in the uncovered allowance for loan losses as a percentage of uncovered loans was due primarily to improvements in the historical loss factors experienced by all banks in Michigan and Wisconsin that are used by management to estimate probable losses.

        The provision for loan losses on covered loans was $15.7 million for the three months ended June 30, 2012, compared to $22.5 million for the same period in 2011. The three months ended June 30, 2012 included the re-estimation of the cash flows for purchased credit impaired loans acquired in the Peoples State Bank and Community Central Bank acquisitions which resulted in an impairment of $6.7 million recorded in the provision for loan losses on covered loans that was partially offset by a $5.0 million increase in the FDIC indemnification asset recorded in FDIC loss sharing income on the consolidated statements of income. The re-estimations also resulted in an expected $18.6 million improvement in gross cash flow expectations which will be recognized prospectively as an increase in the accretable yield and accreted into interest income over the expected remaining life of the purchased credit impaired loan. In addition, as a result of the re-estimations of cash flows, the FDIC indemnification asset is expected to be reduced by approximately $5 million which will reduce future earnings through negative accretion. The three months ended June 30, 2011 included the re-estimation of the cash flows for the purchased credit impaired loans acquired in the CF Bancorp acquisition which resulted in an impairment of $15.6 million that was partially offset by a $5.1 million increase in the FDIC indemnification asset.

        The provision for loan losses on covered loans was $30.9 million for the six months ended June 30, 2012, compared to $22.9 million for the same period in 2011. The six months ended June 30, 2012 included the second quarter re-estimation of the cash flows discussed above in addition to the first quarter 2012 re-estimation of the cash flows for purchased credit impaired loans acquired in the First Banking Center acquisition which resulted in an impairment of $7.1 million recorded in the provision for loan losses on covered loans that was partially offset by a $4.2 million increase in the FDIC indemnification asset recorded in FDIC loss sharing income on the consolidated statements of income. The re-estimations for the six months ended June 30, 2012 also resulted in an expected $33.1 million improvement in gross cash flow expectations which will be recognized prospectively as an increase in the accretable yield and accreted into interest income over the expected remaining life of the purchased credit impaired loan.

        The provision for loan losses on covered loans for the three and six month periods ended June 30, 2012 was also impacted by the recognition of $5.7 million and $11.7 million, respectively, of provision for loan losses and allowance for loan losses for TDRs on loans previously accounted for under the provisions of ASC 310-30. Refer to the "Summary of Acquisition and Loss Share Accounting" section of this financial review for further details regarding the accounting for troubled debt restructurings for loans previously accounted for under ASC 310-30. A substantial portion of this element of the provision for loan losses is offset by the reclassification of any remaining discount on the loans and is recorded through accelerated discount on acquired loans in the consolidated statements of income.

        The provision for loan losses on covered loans was $64.8 million for the year ended December 31, 2011, compared to $17.9 million for year ended December 31, 2010. The increase in the provision for loan losses for the year ended December 31, 2011 was primarily due to deteriorations in expected cash flows identified during the periodic re-estimations performed on acquired loans accounted for under ASC 310-30. These cash flow re-estimations also resulted in a $78.4 million improvement in gross cash flows which is to be recognized prospectively as an increase in the accretable yield.

        Many of our acquired loans were originated prior to or during the recession and these loans typically have weak credit metrics such as high loan to value ratios and low debt service coverage ratios. Therefore, the ultimate credit outcome for the acquired loans can be volatile. As the economy begins to stabilize, we have begun to see many of the acquired loans perform better than expected, while some are performing worse than expected.

        A substantial portion of the provision for loan loss on covered loans is offset by FDIC loss sharing income. An analysis of the changes in the allowance for loan losses, including charge-offs and recoveries by loan category, is provided in the "Analysis of the Allowance for Loan Losses—Uncovered" and the "Analysis of the Allowance for Loan Losses—Covered" tables in this financial review.

        The following table details the components of the provision for loan losses on covered loans and impact to net income.

	For the periods ended June 30, 2012
(Dollars in thousands)	Three months	Six months	For the year ended December 31, 2011
Provision for loan losses—covered:
Impairment recorded as a result of re-estimation of cash flows on loans accounted for under ASC 310-30(1)	$6,719	$13,854	$50,770
Recorded to build allowance related to troubled debt restructurings(2)	5,708	11,677	7,530
Additional provision for covered loans including those accounted for under ASC 310-20	3,283	5,402	6,448

Total provision for loan losses-covered	15,710	30,933	64,748

Less: offsetting FDIC loss share income:
Impairment recorded as a result of re-estimation of cash flows on loans accounted for under ASC 310-30(1)	$5,005	$9,238	$30,205
Recorded to build allowance related to troubled debt restructurings	4,566	9,342	6,024
Additional provision for covered loans including those accounted for under ASC 310-20	2,626	4,322	5,158

Total loss share income due to provision for loan losses-covered	12,198	22,901	41,387

Net decrease to income before taxes:
Impairment recorded as a result of re-estimation of cash flows on loans accounted for under ASC 310-30(1)	$1,714	$4,616	$20,565
Recorded to build allowance related to troubled debt restructurings(2)	1,142	2,335	1,506
Additional provision for covered loans including those accounted for under ASC 310-20	657	1,080	1,290

Net decrease to income before taxes	$3,512	$8,032	$23,361

(1)
The results of re-estimation also included $18.6 million, $33.1 million and $78.4 million of cash flow improvements for the three months and six months ended June 30, 2012 and the year ended December 31, 2011, respectively. Improvements in cash flows from the re-estimation process are recognized prospectively as an adjustment to the accretable yield on the loan.

(2)
Note 5 to the consolidated financial statements includes additional information on this process.

Noninterest Income

        The following table presents noninterest income for the three and six month periods ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010.

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2012	2011	2011	2010
Noninterest income
Deposit fee income	$2,062	$2,430	$3,983	$3,994	$8,812	$1,927
Mortgage banking and other loan fees	4,203	1,358	8,129	2,656	6,563	5,026
Bargain purchase gains	—	26,704	—	39,385	39,385	53,842
FDIC loss sharing income	11,510	11,332	24,846	12,243	50,551	15,646
Accelerated discount on acquired loans	8,428	565	14,321	(163)	1,896	8,615
Net gains (losses) on sales of securities	831	(70)	922	(92)	2,658	93
Other income	743	526	1,420	1,312	3,909	1,434

Total noninterest income	$27,777	$42,845	$53,621	$59,335	$113,774	$86,583

        Noninterest income was $27.8 million for the three months ended June 30, 2012, a decrease of $15.1 million compared to the same period in 2011. The decrease in noninterest income in the second quarter of 2012, compared to the same period in 2011, was primarily due to the $26.7 million of bargain purchase gains recorded in the second quarter 2011 acquisition of Community Central Bank, partially offset by increases in accelerated discount on acquired loans of $7.9 million and mortgage banking income of $2.9 million. Accelerated discount on acquired loans is recognized when loan prepayments or dispositions result in cash flows at an amount greater than recorded book value and is mitigated by corresponding write-offs of the FDIC indemnification asset. Accelerated discount is also impacted by the TDR accounting discussed in the "Summary of Acquisition and Loss Share Accounting" section of the financial review. The reclassification of approximately $7 million in remaining discount from the loan's carrying value due to TDR accounting increased accelerated discount in the three month period ended June 30, 2012 and was offset by associated write-offs of the FDIC indemnification assets. The increase in mortgage banking and other loan fees was primarily due to an increase in gains on the sale of loans as a result of a substantial increase in mortgage origination activity.

        Noninterest income was $53.6 million for the six months ended June 30, 2012, a decrease of $5.7 million compared to $59.3 million for the same period in 2011. The decrease in noninterest income in the six month period ended June 30, 2012, compared to the same period in 2011, was primarily due to the $39.4 million of bargain purchase gains recorded in the 2011 acquisitions of Peoples State Bank and Community Central Bank, partially offset by increases in accelerated discount on acquired loans of $14.5 million, FDIC loss sharing income of $12.6 million and mortgage banking and other loan fees of $5.4 million. The noninterest income from accelerated discount was $14.3 million for the six months ended June 30, 2012 compared to noninterest expense of $163 thousand for the same period in 2011. The reclassification of approximately $13 million in remaining discount from the loan's carrying value due to TDR accounting increased accelerated discount in the six month period ended June 30, 2012 and was offset by associated write-offs of FDIC indemnification assets. The net expense for accelerated discounts on acquired loans in the six month period ended June 30, 2011 results from write-offs of excess recorded FDIC indemnification assets for covered loans that were resolved. FDIC loss sharing income was $24.8 million and $12.2 million for the six months ended June 30, 2012 and 2011, respectively, and is the increase in the estimate of the FDIC's proportionate share of expected credit losses on covered loans. The $5.4 million increase in mortgage banking and other loan fees was due primarily to an increase in gains on the sale of loans as a result of a substantial increase in mortgage origination activity and a fair value improvement in our mortgage banking derivatives portfolio.

        Noninterest income increased $27.2 million to $113.8 million for the full year 2011, compared to $86.6 million for the full year 2010. The increase in noninterest income in 2011, compared to 2010, was primarily due to increases in FDIC loss sharing income of $34.9 million and deposit fee income of $6.9 million, partially offset by decreases in bargain purchase gains of $14.5 million and accelerated discount on acquired loans of $6.7 million. Noninterest income in 2011 included $50.6 million FDIC loss sharing income related to the FDIC's proportionate share of credit losses for those covered loans which had realized or re-estimated losses that were greater than originally expected. This compares to $15.7 million of FDIC loss sharing income in 2010. The increase in deposit fee income is primarily attributable to a $707 million increase in average deposits. Bargain purchase gains in 2011 included $12.7 million and $24.9 million from the acquisitions of Peoples State Bank and Community Central Bank, respectively, and 2010 included $52.7 million and $1.1 million in bargain purchase gains from the acquisitions of CF Bancorp and First Banking Center, respectively.

Noninterest Expense

        The following table presents noninterest expense for the three and six month periods ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010.

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2012	2011	2011	2010
Noninterest expenses
Salary and employee benefits	$13,851	$15,015	$29,462	$27,551	$57,953	$24,322
Occupancy and equipment expense	3,671	3,666	7,039	6,164	13,029	4,611
Data processing fees	1,106	1,672	2,105	2,663	5,030	1,242
Professional service fees	1,374	1,324	2,380	3,146	6,821	3,370
Marketing expense	504	1,855	978	2,431	5,170	1,664
Other employee expense	338	712	842	1,122	2,151	410
Insurance expense	617	693	1,237	1,659	2,723	1,841
Other expense	3,685	4,551	7,036	7,860	13,714	4,305

Total noninterest expenses	$25,146	$29,488	$51,079	$52,596	$106,591	$41,765

        Noninterest expenses decreased $4.3 million to $25.1 million for the three months ended June 30, 2012, compared to the same period in 2011, primarily due to decreases of $1.4 million in marketing expense and $1.2 million in salary and employee benefits. The second quarter of 2011 included increased marketing expenses due to the 2011 acquisitions and the Bank's name change from First Michigan Bank to Talmer Bank and Trust. The $1.2 million decrease in salary and employee benefits was due primarily to management's effort to rationalize staffing levels resulting in headcount reductions implemented in the first quarter of 2012 that were reflected in a reduction of salary and benefit expense in the second quarter of 2012.

        Noninterest expenses decreased $1.5 million to $51.1 million for the six months ended June 30, 2012, compared to $52.6 million for the same period in 2011, primarily due to decreases of $1.4 million in marketing expense, $766 thousand in professional service fees, $558 thousand in data processing fees and $422 thousand in insurance expense, partially offset by increases of $1.9 million in salary and employee benefits expense and $875 thousand in occupancy and equipment expense. The first six months of 2011 included increased marketing expenses due to the 2011 acquisitions and the Bank's name change from First Michigan Bank to Talmer Bank and Trust. Salary and employee benefits in the first six months of 2012 included approximately $825 thousand in severance and severance-related benefits. The $875 thousand increase in occupancy and equipment expense was primarily due to costs associated with the closing of inefficient branches due to close proximity of another of our branches.

        Noninterest expense increased $64.8 million to $106.6 million for the full year 2011, compared to $41.8 million for the full year 2010, primarily due to general growth and expansion. Salaries and employee benefits, our largest expense, increased $33.6 million in 2011 primarily due to higher expenses related to acquisitions and greater staffing levels to support our growth. Occupancy and equipment expense increased $8.4 million for the full year 2011, compared to 2010, primarily due to our expansion including the addition of 31 branches during 2011.

        Management expects to continue working to reduce the Company's core operating expense run rate over the next couple of quarters, but is mindful of maintaining the infrastructure to support our core competencies in acquiring and integrating banks.

Income Taxes and Tax-Related Items

        Income tax expense for the three months ended June 30, 2012 totaled $2.5 million, compared to $6.2 million for the same period in 2011, resulting in effective tax rates of 32.4% and 33.7%, respectively. The decrease in the income tax expense was mainly due to the $10.8 million decrease in income before income taxes, while the decrease in the effective tax rate for the three months ended June 30, 2012 compared to the same period in 2011 was due to the proportional increase in tax exempt interest on securities for the three months ended June 30, 2012.

        Income tax expense for the six months ended June 30, 2012 totaled $5.1 million, compared to $13.6 million for the same period in 2011, resulting in effective tax rates of 32.7% and 35.4%, respectively. The decrease in the income tax expense was mainly due to the $23.0 million decrease in income before income taxes, while the decrease in the effective tax rate for the six months ended June 30, 2012 compared to the same period in 2011 was due to the proportional increase in tax exempt interest on securities for the six months ended June 30, 2012.

        During the year ended December 31, 2011, we recognized income tax expense of $17.8 million due to income before income taxes of $51.3 million. During the year ended December 31, 2010, we recognized income tax expense of $22.1 million due to income before taxes of $66.8 million. The effective tax rate for the year ended December 31, 2011 was 34.8% which compares to 33.1% for the year ended December 31, 2010.

        Further information on income taxes is presented in Note 14 of the consolidated financial statements.

Financial Condition

Balance Sheet

        Total assets were $2.22 billion at June 30, 2012, an increase of $95.4 million from $2.12 billion at December 31, 2011. The $95.4 million increase for June 30, 2012 as compared to December 31, 2011 was primarily due to an increase in securities available-for-sale of $255.6 million, partially offset by decreases in FDIC indemnification asset ($87.1 million), cash and cash equivalents ($49.4 million) and net total loans ($28.8 million). The increase in securities available-for-sale reflected management's plan to more fully deploy excess liquidity with the a diverse mix of investments including mortgage-backed securities issued or guaranteed by U.S. government agencies, corporate subordinated debt securities, tax exempt obligations of state and political subdivisions and Small Business Administration Pools. The decrease in net total loans reflects the impact of $78.7 million of uncovered loan growth, offset by $97.6 million in covered loan run-off and additional allowance for loan losses of $7.5 million for covered loans and $2.4 million for uncovered loans.

        Total assets were $2.12 billion at December 31, 2011, an increase of $433.9 million from $1.69 billion at December 31, 2010. The increase for December 31, 2011 as compared to December 31, 2010 included increases in net total loans ($299.6 million), FDIC indemnification asset ($88.5 million), cash and cash equivalents ($44.0 million), FDIC receivable ($42.4 million) and premises and equipment ($26.6 million), partially offset by a decrease in securities available-for-sale. The increase in net total loans reflects the impact of increases of $161.7 million in covered loans, resulting from the impact of the acquisitions in 2011, partially offset by loan run-off, and $183.9 million of uncovered organic loan growth, partially offset by additional allowance for loan losses of $42.5 million for covered loans and $3.5 million for uncovered loans.

Loans

        Our loan portfolio is comprised of a broad range of borrowers primarily in the Michigan and Wisconsin markets. Our loan portfolio is composed of commercial and industrial, commercial real estate, residential real estate, real estate construction and consumer financing loans. All loans acquired in the CF Bancorp acquisition and all loans (except consumer loans) acquired in the First Banking Center, Peoples State Bank and Community Central Bank acquisitions were acquired under loss share agreements that call for the FDIC to reimburse us for a portion of our losses incurred on the assets covered by the loss share agreements.

        Commercial and industrial loans include financing for commercial purposes in various lines of businesses, including the manufacturing industry, agricultural, service industry and professional service areas. Commercial and industrial loans are generally secured with the assets of the company and/or the personal guarantee of the business owners.

        Commercial real estate loans consist of term loans secured by a mortgage lien on the real estate properties, such as apartment buildings, office and industrial buildings, retail shopping centers, and farmland.

        Residential real estate loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15 to 30 year term, and in most cases, are extended to borrowers to finance their primary residence. Residential real estate loans also include home equity loans and lines of credit that are secured by a first- or second-lien on the borrower's residence.

        Real estate construction loans are term loans to individuals, companies or developers used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Generally, these loans are for construction projects that have been either presold, preleased, or have secured permanent financing, as well as loans to real estate companies with significant equity invested in the project.

        Consumer loans include loans made to individuals not secured by real estate, including loans secured by automobiles or watercraft, and personal unsecured loans.

        Concentrations of credit risk arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our uncovered loan portfolio is managed to a risk-appropriate level as to not create a collateral, industry or geographic concentration. As of June 30, 2012, we do not have any significant concentrations to any one industry, borrower or in a geographic region.

        The following table details our loan portfolio by geographic location as of June 30, 2012.

(Dollars in thousands)	Michigan	Wisconsin	Illinois	Other	Total
Uncovered loans
Commercial and industrial(1)	$107,994	$14,947	$18,424	$31	$141,396
Commercial real estate(2)	91,276	33,643	15,820	78	140,817
Residential real estate(3)	92,859	5,254	11,848	—	109,961
Real estate construction	1,752	377	—	—	2,129
Consumer	6,742	446	47	906	8,141

Total uncovered loans	300,623	54,667	46,139	1,015	402,444
Covered loans
Commercial and industrial(1)	64,026	75,784	4,650	178	144,638
Commercial real estate(2)	333,334	115,688	9,528	399	458,949
Residential real estate(3)	127,306	29,196	1,611	2,220	160,333
Real estate construction	20,553	9,711	3,656	54	33,974
Consumer	16,507	57	15	88	16,667

Total covered loans	561,726	230,436	19,460	2,939	814,561

Total loans	$862,349	$285,103	$65,599	$3,954	$1,217,005

(1)
Commercial and industrial loans to borrowers in the Detroit-Warren-Livonia metropolitan statistical area (Detroit MSA) totaled $94.3 million of uncovered loans and $60.3 million of covered loans. The Detroit MSA includes borrowers located in Wayne, Oakland, Macomb, Livingston, St. Clair and Lapeer counties in the state of Michigan.

(2)
Commercial real estate loans to borrowers in the Detroit MSA totaled $85.3 million of uncovered loans and $312.1 million of covered loans.

(3)
Residential real estate loans to borrowers in the Detroit MSA totaled $84.3 million of uncovered loans and $115.7 million of covered loans.

        The following table details our loan portfolio by loan type.

	As of June 30		As of December 31,
(Dollars in thousands)	2012	2011	2011	2010
Uncovered loans
Commercial and industrial	$141,395	$63,546	$101,631	$48,079
Commercial real estate
Owner-occupied	57,953	26,626	36,547	32,943
Non-owner occupied	64,736	57,550	62,815	9,794
Farmland	18,129	13,174	17,157	2,671

Total commercial real estate	140,818	97,350	116,519	45,408
Residential real estate	109,961	50,958	95,016	37,394
Real estate construction	2,129	1,009	1,518	890
Consumer	8,141	10,223	9,021	8,013

Total uncovered loans	402,444	223,086	323,705	139,784
Covered loans
Commercial and industrial	144,638	185,667	167,360	96,157
Commercial real estate
Owner-occupied	180,668	232,320	202,429	78,351
Non-owner occupied	220,775	260,006	244,735	202,108
Farmland	57,506	67,980	60,790	89,925

Total commercial real estate	458,949	560,306	507,954	370,384
Residential real estate	160,333	222,365	175,719	205,670
Real estate construction	33,974	43,724	41,666	51,640
Consumer	16,667	21,810	19,516	26,710

Total covered loans	814,561	1,033,872	912,215	750,561

Total loans	$1,217,005	$1,256,958	$1,235,920	$890,345

        Total loans were $1.22 billion at June 30, 2012, a decrease of $18.9 million from December 31, 2011, reflecting the impact of $97.6 million in covered loan run-off, partially offset by $78.7 million of uncovered loan growth. The increase in uncovered loans included increases in the commercial and industrial ($39.8 million, or 39%), commercial real estate ($24.3 million, or 21%), residential real estate ($14.9 million, or 16%) and real estate construction ($611 thousand, or 40%) loan portfolios, partially offset by a decrease in the consumer ($880 thousand, or 10%) loan portfolio. The covered loan run-off included decreases in the commercial real estate ($49.0 million, or 10%), commercial and industrial ($22.7 million, or 14%), residential real estate ($15.4 million, or 9%), real estate construction ($7.7 million, or 18%), and consumer ($2.8 million, or 15%) loan portfolios.

        Total loans were $1.24 billion at December 31, 2011, an increase of $345.6 million from December 31, 2010, reflecting the impact of $404.6 of loans acquired at fair value in conjunction with the Peoples State Bank and Community Central Bank acquisitions ($396.1 million in covered loans and $8.5 million in uncovered loans) and a net $175.4 million of uncovered loan growth, partially offset by $234.4 million in covered loan run-off. The increase in uncovered loans, including the loans acquired during 2011, included increases in the commercial real estate ($71.1 million, or 157%), residential real estate ($57.6 million, or 154%) commercial and industrial ($53.6 million, or 111%), consumer ($1.0 million, or 13%), and real estate construction ($628 thousand, or 71%) loan portfolios. The increase in covered loans, including the loans acquired during 2011, reflected increases in the commercial real estate ($137.6 million, or 37%) and commercial and industrial ($71.2 million, or 74%) loan portfolios, partially offset by decreases in the residential real estate ($29.9 million, or 15%), real estate construction ($10.0 million, or 19%), and consumer ($7.2 million, or 27%) loan portfolios.

        We originate both fixed and adjustable rate residential real estate loans conforming to the underwriting guidelines of the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation home equity loans and lines of credit that are secured by first or junior liens and a limited amount of other secured high credit quality jumbo loans. We do not have any subprime, option adjustable rate, Alternative A-paper mortgage programs. Residential real estate loans totaled $270.3 million at June 30, 2012, of which $160.3 million were covered and $110.0 million were uncovered. Of the $270.3 million of residential real estate loans at June 30, 2012, $1.7 million, less than 1%, were on nonaccrual status at June 30, 2012 ($560 thousand of covered loans and $1.1 million of uncovered loans). Included in residential real estate loans are $82.2 million of home equity loans and lines of credit ($70.7 million covered and $11.5 million uncovered) of which $48.8 million have interest only payment terms ($41.7 million covered and $7.1 million uncovered). These loans are generally secured by junior liens. Of the home equity loans and lines of credit with interest only payment terms, only $55 thousand of loans were on nonaccrual status. Also included in residential real estate loans are $4.5 million of uncovered jumbo adjustable rate mortgages and $263 thousand of uncovered residential real estate loans with balloon payment terms, all of which are current on payments as of June 30, 2012.

Loan Maturity/Rate Sensitivity

	Loans Maturing
(Dollars in thousands)	One year or less	After one but within five years	After five years	Total
June 30, 2012
Uncovered loans:
Commercial and industrial	$60,794	$11,289	$69,312	$141,395
Commercial real estate	17,612	21,699	101,507	140,818
Residential real estate	148	98,453	11,360	109,961
Real estate construction	929	87	1,113	2,129
Consumer	972	2,697	4,472	8,141

Total uncovered loans	$80,455	$134,225	$187,764	$402,444

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		22,318	173,835
Floating interest rates		111,907	13,929

Total		$134,225	$187,764

Covered loans:
Commercial and industrial	$77,353	$7,109	$60,176	$144,638
Commercial real estate	222,449	27,761	208,739	458,949
Residential real estate	12,135	99,325	48,873	160,333
Real estate construction	22,405	4,152	7,417	33,974
Consumer	414	14,717	1,536	16,667

Total covered loans	$334,756	$153,064	$326,741	$814,561

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		80,294	284,621
Floating interest rates		72,770	42,120

Total		$153,064	$326,741

	Loans Maturing
(in thousands)	One year or less	After one but within five years	After five years	Total
December 31, 2011
Uncovered loans:
Commercial and industrial	$40,643	$54,914	$6,074	$101,631
Commercial real estate	13,888	76,518	26,113	116,519
Residential real estate	827	8,802	85,387	95,016
Real estate construction	646	872	—	1,518
Consumer	532	5,760	2,729	9,021

Total uncovered loans	$56,536	$146,866	$120,303	$323,705

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		136,588	38,786
Floating interest rates		10,278	81,517

Total		$146,866	$120,303

Covered loans:
Commercial and industrial	$98,222	$60,409	$8,729	$167,360
Commercial real estate	219,657	256,663	31,634	507,954
Residential real estate	14,339	48,611	112,769	175,719
Real estate construction	30,433	6,674	4,559	41,666
Consumer	121	2,315	17,080	19,516

Total covered loans	$362,772	$374,672	$174,771	$912,215

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		310,323	92,735
Floating interest rates		64,349	82,036

Total		$374,672	$174,771

Allowance for Loan Losses

Analysis of the Allowance for Loan Losses—Uncovered

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2012	2011	2011	2010
Balance at beginning of period	$8,963	$5,568	$7,887	$4,420	$4,420	$913
Loan charged-offs:
Commercial real estate	—	—	(37)	—	—	(805)
Residential real estate	—	—	(147)	—	(35)	(225)
Consumer	(4)	(27)	(29)	(140)	(168)	—

Total loan charged-offs	(4)	(27)	(213)	(140)	(203)	(1,030)
Recoveries of loans previously charged-off:
Commercial and industrial	—	—	—	—	—	1
Commercial real estate	2	—	2	—	35	—
Residential real estate	5	—	5	—	1	6
Real estate construction	2	—	2	—	—	—
Consumer	9	17	20	36	63	46

Total loan recoveries	18	17	29	36	99	53

Net charge-offs	14	(10)	(184)	(104)	(104)	(977)
Provision for loan and lease losses	1,357	(119)	2,631	1,123	3,571	4,484

Balance at end of period	$10,334	$5,439	$10,334	$5,439	$7,887	$4,420

Allowance for loan losses as a percentage of total uncovered loans at period end	2.57%	2.44%	2.57%	2.44%	2.44%	3.16%

Analysis of the Allowance for Loan Losses—Covered

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2012	2011	2011	2010
Balance at beginning of period	$63,011	$12,249	$55,352	$12,798	$12,798	$—
Loan charged-offs:
Commercial and industrial	(6,633)	(1,504)	(8,751)	(1,510)	(4,352)	(370)
Commercial real estate	(8,481)	(2,590)	(12,930)	(2,916)	(10,205)	(123)
Residential real estate	(1,228)	(2,081)	(2,146)	(3,476)	(8,183)	(3,999)
Real estate construction	(1,279)	(1,933)	(2,599)	(1,933)	(4,176)	(2,477)
Consumer	(87)	(650)	(201)	(1,229)	(1,687)	(640)

Total loan charged-offs	(17,708)	(8,758)	(26,627)	(11,064)	(28,603)	(7,609)
Recoveries of loans previously charged-off:
Commercial and industrial	357	14	824	32	594	904
Commercial real estate	955	132	1,328	219	1,230	441
Residential real estate	244	229	552	583	1,877	502
Real estate construction	167	141	266	781	1,886	485
Consumer	69	309	177	611	822	226

Total loan recoveries	1,792	825	3,147	2,226	6,409	2,558

Net charge-offs	(15,916)	(7,933)	(23,480)	(8,838)	(22,194)	(5,051)
Provision for loan and lease losses	15,710	22,519	30,933	22,875	64,748	17,849

Balance at end of period	$62,805	$26,835	$62,805	$26,835	$55,352	$12,798

Allowance for loan losses as a percentage of total covered loans at year end	7.71%	2.60%	7.71%	2.60%	6.07%	1.71%

  Purchased Loans

        We maintain an allowance for loan losses on purchased loans based on credit deterioration subsequent to the acquisition date. For purchased credit impaired loans, accounted for under FASB Topic ASC 310-30 "Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30), management establishes an allowance for credit deterioration subsequent to the date of acquisition by periodically re-estimating expected cash flows with any decline in expected cash flows recorded as provision for loan losses. Impairment is measured as the excess of the recorded investment in a loan over the present value of expected future cash flows discounted at the pre-impairment accounting yield of the loan. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. For purchased loans accounted for under FASB Topic ASC 310-20 "Receivables—Nonrefundable Fees and Other Costs" (ASC 310-20) or FASB ASC Topic 310-40, "Receivables—Troubled Debt Restructuring by Creditors" (ASC 310-40), the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans.

        We account for all of our acquired loans on a loan by loan basis, a majority of which are accounted for under ASC 310-30 at acquisition. If these loans are subsequently modified and classified as troubled debt restructurings they are reported as impaired and accounted for under ASC 310-40. Refer to the "Purchased Loans" section of the "Critical Accounting Policies" for details on the process for re-estimating cash flows.

  Originated loans

        The allowance for loan losses represents management's assessment of probable, incurred credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics.

        Impaired loans include loans placed on nonaccrual status and troubled debt restructurings. Loans are considered impaired when based on current information and events it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans are identified to be individually evaluated for impairment based on a combination of internally assigned risk ratings and a defined dollar threshold. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent. Impaired loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics.

        The allowance for commercial and industrial, commercial real estate and real estate construction loans that are not individually evaluated for impairment begins with a process of estimating the probable incurred losses in the portfolio. These estimates are established based on our internal credit risk ratings and historical loss data. Internal credit risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by senior management, at least annually or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. As our operating history is limited and the Bank is growing rapidly, the historical loss estimates for loans are based on actual historical loss experienced by all banks in Michigan and Wisconsin from the period beginning near the start of the recent recession in the second quarter of 2008. These estimates are established by loan type including commercial, agricultural and commercial real estate, and further segregated by region, including Michigan and Wisconsin, where applicable. In addition, consideration is given to borrower rating migration experience and trends, industry concentrations and conditions, changes in collateral values of properties securing loans and trends with respect to past due and nonaccrual amounts. Given our limited operating history, the estimate of losses for single family residential and consumer loans is also based primarily on historical loss rates experienced in the respective loan classes by all banks in Michigan and Wisconsin. This estimate is also adjusted to give consideration to borrower rating migration experience and trends, changes in collateral values of properties securing loans and trends with respect to past due and nonaccrual amounts.

        The uncovered allowance for loan losses was $10.3 million, or 2.57% of total uncovered loans, at June 30, 2012, compared to $7.9 million, or 2.44% of total uncovered loans, at December 31, 2011. The $2.4 million increase from December 31, 2011 to June 30, 2012 was primarily driven by $78.7 million in uncovered loan growth.

        The covered allowance for loan losses was $62.8 million, or 7.71% of total covered loans, at June 30, 2012, compared to $55.4 million, or 6.07% of total covered loans, at December 31, 2011. The increase from December 31, 2011 to June 30, 2012 was primarily driven by the results of the cash flow re-estimations of the purchased credit impaired loan portfolios completed in the six months ended June 30, 2012 and the recognition of $11.7 million of allowance for loan losses associated with TDRs on loans previously accounted for under the provisions of ASC 310-30 discussed in the provision for loan losses section of this financial review, partially offset by charge-offs taken during the period. We recorded an additional allowance of $13.9 million for loans where the cash flow expectation decreased due to change in timing or credit deterioration. The cash flow re-estimations also resulted in $33.1 million of improvement in gross cash flows which will be recognized prospectively as an increase in the accretable yield.

        The uncovered allowance for loan losses was $5.4 million, or 2.44% of total uncovered loans, at June 30, 2011, compared to $4.4 million, or 3.16% of total uncovered loans, at December 31, 2010. The $1.0 million increase from December 31, 2010 to June 30, 2011 was driven by uncovered loan growth.

        The covered allowance for loan losses was $26.8 million, or 2.60% of total covered loans, at June 30, 2011, compared to $12.8 million, or 1.71% of total covered loans, at December 31, 2010. The $14.0 million increase from December 31, 2010 to June 30, 2011 was primarily driven by the results of the cash flow re-estimation of the CF Bancorp purchased credit impaired loan portfolio. As discussed previously, because we account for all of our purchased credit impaired loans on a loan by loan basis, estimated cash flow decreases resulting from the re-estimation process require increases to the allowance for loan losses while estimated cash flow improvements do not offset such increases as these improvements are recognized prospectively as an increase in the accretable yield.

        The uncovered allowance for loan losses was $7.9 million at December 31, 2011, or 2.44% of total uncovered loans, compared to $4.4 million, or 3.16% of total uncovered loans, at December 31, 2010, an increase of $3.5 million. This increase was driven by growth in the uncovered loan portfolio. While the allowance increased in total, there are signs of an improvement in overall economic conditions and, therefore, historical loss factors were adjusted to reflect this improvement resulting in the 72 basis point decline in the uncovered allowance for loan losses as a percent of total uncovered loans.

        The covered allowance for loan losses was $55.4 million at December 31, 2011, or 6.07% of total covered loans, compared to $12.8 million, or 1.71% of total covered loans, at December 31, 2010. The $42.6 million increase was primarily driven by the results of the cash flow re-estimations completed in each of the FDIC-assisted acquisitions during the year ended December 31, 2011.

Allocation of the Allowance for Loan Losses—Uncovered

	June 30, 2012			June 30, 2011
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$4,120	2.91%	35.2%	$1,775	2.79%	28.5%
Commercial real estate	3,555	2.52	35.0	1,853	1.90	43.6
Residential real estate	2,250	2.05	27.3	1,022	2.01	22.8
Real estate construction	179	8.41	0.5	171	16.95	0.5
Consumer	230	2.83	2.0	74	0.72	4.6
Margin for imprecision	—	—	—	544	—	—

Total uncovered loans	$10,334	2.57%	100.0%	$5,439	2.44%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

	December 31, 2011			December 31, 2010
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$3,307	3.25%	31.4%	$1,062	2.21%	34.4%
Commercial real estate	2,681	2.30	35.9	2,038	4.49	32.5
Residential real estate	1,504	1.58	29.4	804	2.15	26.8
Real estate construction	132	8.70	0.5	—	—	0.6
Consumer	263	2.92	2.8	74	0.92	5.7
Margin for imprecision	—	—	—	442	—	—

Total uncovered loans	$7,887	2.44%	100.0%	$4,420	3.16%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

Allocation of the Allowance for Loan Losses—Covered

	June 30, 2012			June 30, 2011
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$14,870	10.28%	17.8%	$4,490	2.42%	18.0%
Commercial real estate	35,028	7.63	56.3	13,035	2.33	54.2
Residential real estate	7,587	4.73	19.7	4,978	2.24	21.5
Real estate construction	5,055	14.88	4.2	3,817	8.73	4.2
Consumer	265	1.59	2.0	515	2.36	2.1

Total covered loans	$62,805	7.71%	100.0%	$26,835	2.60%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

	December 31, 2011			December 31, 2010
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$13,827	8.26%	18.3%	$2,356	2.45%	12.8%
Commercial real estate	28,331	5.58	55.7	4,198	1.13	49.3
Residential real estate	7,125	4.05	19.3	3,456	1.68	27.4
Real estate construction	5,750	13.80	4.6	2,494	4.83	6.9
Consumer	319	1.63	2.1	294	1.10	3.6

Total covered loans	$55,352	6.07%	100.0%	$12,798	1.71%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

Summary of Impaired Assets and Past Due Loans

	June 30,		December 31,
(Dollars in thousands)	2012	2011	2011	2010
Uncovered
Nonaccrual loans
Commercial and industrial	$528	$726	$795	$619
Commercial real estate	40	249	—	262
Residential real estate	1,152	—	1,320	—
Consumer	—	109	—	1

Total nonaccrual loans	1,720	1,084	2,115	882
Other real estate	—	—	—	—

Total nonperforming assets	1,720	1,084	2,115	882
Performing troubled debt restructurings
Commercial and industrial	1,559	—	—	—
Commercial real estate	50	—	55	—

Total performing troubled debt restructurings	1,609	—	55	—

Total uncovered impaired assets	$3,329	$1,084	$2,170	$882

Loans 90 days or more past due and still accruing, excluding loans accounted for under ASC 310-30	$85	$67	$—	$46
Covered
Nonaccrual loans
Commercial and industrial	$5,063	$244	$2,094	$319
Commercial real estate	16,253	25	782	—
Residential real estate	560	126	126	54
Real estate construction	943	—	4	1
Consumer	—	125	—	4

Total nonaccrual loans	22,819	520	3,006	378
Other real estate	24,266	21,589	20,303	18,695

Total nonperforming assets	47,085	22,109	23,309	19,073

Performing troubled debt restructurings
Commercial and industrial	10,807	2,659	4,137	—
Commercial real estate	32,101	2,953	11,081	—
Residential real estate	3,840	—	2,689	—
Real estate construction	1,842	—	382	—

Total performing troubled debt restructurings	48,590	5,612	18,289	—

Total covered impaired assets	$95,675	$27,721	$41,598	$19,073

Loans 90 days or more past due and still accruing, excluding loans accounted for under ASC 310-30	$3,132	$2,564	$4,997	$—

        Nonperforming assets consist of nonaccrual loans and other real estate owned. The level of nonaccrual loans is an important element in assessing asset quality. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value.

        Loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered loan loss provision or future period yield adjustments.

        Total nonperforming assets were $48.8 million as of June 30, 2012, compared to $25.4 million at December 31, 2011. The $23.4 million increase primarily reflected increases in covered nonaccrual loans ($19.8 million) and covered other real estate ($4.0 million). The covered nonaccrual loans increase included an additional $15.0 million of covered nonaccrual loans resulting from the modification of loans qualifying as TDRs that were previously accounted for under ASC 310-30. The $31.9 million increase in performing TDRs, of which $30.3 million of the increase are covered loans, is primarily due to the work out efforts taking place during the six months ended June 30, 2012 on purchased credit impaired loans. The increase in covered other real estate primarily related to the transfer of loans to other real estate through the foreclosure process.

        Total nonperforming assets were $25.4 million at December 31, 2011, an increase of $5.4 million, compared to $20.0 million at December 31, 2010. The increase was largely the result of additional FDIC-assisted acquisitions that added $16.9 million in covered other real estate and the transfer of $6.9 million of loan balances to other real estate through the foreclosure process during the year ended December 31, 2011, partially offset by the disposal of $18.8 million of other real estate during the same period.

FDIC Indemnification Asset and Receivable

        In connection with our FDIC-assisted acquisitions, we entered into loss share agreements with the FDIC. At each acquisition date, we account for amounts receivable from the FDIC under the loss share agreements as an indemnification asset in accordance with FASB Topic ASC 805 "Business Combinations" (ASC 805). Subsequent to initial recognition, the FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows. These adjustments are measured on the same basis as the related covered assets. A decline in expected cash flows on covered loans is referred to as impairment and recorded as provision expense, resulting in an increase to the allowance for loan losses on covered loans. Estimated reimbursements due from the FDIC under loss share agreements related to any declines in expected cash flows are recorded as noninterest income in "FDIC loss sharing income" on the consolidated statements of income and result in an increase to the FDIC indemnification asset in the same period. Improvement in expected cash flows on loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loan and a related adjustment to the yield on the FDIC indemnification asset. The preponderance of improvements in expected cash flows on covered loans can result in a negative yield on the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income in "FDIC loss sharing income" on the consolidated statements of income. We believe our approach to accounting for the FDIC indemnification asset is consistent with current GAAP and current industry practice. The FDIC receivable has been established to represent claims submitted to the FDIC for reimbursement for which the Company expects to receive payment within 90 days.

        The CF Bancorp, First Banking Center and Peoples State Bank loss share agreements include provisions where a clawback payment, calculated using formulas included within the contracts, is to be made to the FDIC ten years and 45 days following the acquisition in the event actual losses fail to reach stated levels. As of June 30, 2012, the estimated FDIC clawback liability totaled $21.3 million, including $17.7 million and $3.6 million related to the CF Bancorp and First Banking Center acquisitions, respectively.

        The following table summarizes the activity related to the FDIC indemnification asset and the FDIC receivable for the periods indicated.

(Dollars in thousands)	FDIC Indemnification Asset	FDIC Receivable
Balance at January 1, 2011	$270,332	$15,022
Additions due to acquistion	182,264	—
Accretion	3,148	—
Sales and write-downs of other real estate owned (covered)	(5,129)	10,261
Net effect of change in expected cash flows on covered assets	5,433	—
Reimbursements requested from FDIC (reclassification to FDIC receivable)	(97,209)	97,209
Additional claimable expenses incurred net of recoveries(1)	—	8,681
Claim payments received from the FDIC	—	(73,766)

Balance at December 31, 2011	$358,839	$57,407

Accretion (amortization)	(4,375)	—
Sales and write-downs of other real estate owned (covered)	(743)	3,347
Net effect of change in expected cash flows on covered assets	(6,121)	—
Reimbursements requested from FDIC (reclassification to FDIC receivable)	(75,909)	75,909
Additional claimable expenses incurred net of recoveries(1)	—	5,564
Claim payments received from the FDIC	—	(89,085)

Balance at June 30, 2012	$271,691	$53,142

(1)
Primarily includes expenses associated with maintaining the underlying properties and legal fees.

Securities Available-for-Sale

	June 30,		December 31,
(Dollars in thousands)	2012	2011	2011	2010
Available-for-sale securities:
U.S. Treasury securities	$—	$1,001	$—	$500
U.S. government sponsored agency obligations	67,303	54,245	33,865	36,988
Obligations of state and political subdivisions:
Taxable	—	5,434	1,063	7,259
Tax exempt	146,244	80,533	87,549	70,074
Small Business Administration (SBA) Pools	50,984	6,958	6,656	7,902
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	123,113	156,622	46,345	137,469
Privately issued	25,880	33,426	36,982	21,721
Other asset-backed securities	—	5,005	10,938	16,181
Corporate debt securities:
Subordinated debt	65,463	—	—	—
Equity securities	521	518	540	—

Total available-for-sale securities	$479,508	$343,742	$223,938	$298,094

        The composition of our investment securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity for both normal operations and potential acquisitions while providing an additional source of revenue. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet, while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as collateral. At June 30, 2012 and December 31, 2011, total securities available-for-sale were $479.5 million and $223.9 million, or 21.6% and 10.5% of total assets, respectively. The increase of $255.6 million from December 31, 2011 to June 30, 2012 reflected increases in a diverse mix of investments including U.S. agency mortgage-backed securities ($76.8 million), corporate debt securities ($65.5 million), tax exempt obligations of state and political subdivisions ($58.7 million), Small Business Administration (SBA) Pools ($44.3 million) and U.S. government sponsored agency obligations ($33.4 million). The increase in securities available-for-sale in both dollars and as a percent of total assets reflected a shift in management's strategy to more effectively deploy excess liquidity and capital and was supported by our experience that acquisitions typically benefit, rather than stress, liquidity. The investment in corporate debt securities, which is composed of subordinated debt investments primarily in regional and super-regional banks and other financial institutions, in the first half of 2012, reflects management's decision to add investment grade securities that have minimal extension risk in a rising rate environment. The investment in privately issued residential mortgage-backed securities includes all investment grade securities of which 83% are Standard and Poor's rated 'AA+' or better. Securities with amortized cost of $47.2 million and $59.8 million were pledged at June 30, 2012 and December 31, 2011, respectively, to secure other liabilities.

        The following tables show contractual maturities and yield for the securities available-for-sale portfolio at June 30, 2012 and December 31, 2011.

	Maturity as of June 30, 2012
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years
(Dollars in thousands)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)
Securities available-for-sale(1):
U.S. government sponsored agency obligations(3)	$501	1.56%	$—	—%	$51,390	1.86%	$14,977	2.18%
Obligations of state and political subdivisions:
Tax exempt(3)(4)	—	—	14,807	3.45	83,050	4.04	44,045	4.20
SBA Pools(5)(7)	—	—	6,191	1.36	44,219	1.25	—	—
Residential mortgage-backed securities(3)(5):
Issued and/or guaranteed by U.S. government agencies or sponsored enterprises	1,199	3.39	120,626	1.77	1,340	3.34	—	—
Privately issued	7,732	3.66	18,182	2.81	—	—	—	—
Corporate debt securities(6)	5,236	1.06	53,933	2.83	5,784	3.49	—	—

Total available-for-sale securities	$14,668	2.63%	$213,739	2.23%	$185,783	2.75%	$59,022	3.69%

(1)
This table excludes stock holdings of the Federal Home Loan Bank, as well as a mutual fund holding in the CRA Fund.

(2)
Yields are based on amortized cost.

(3)
Average yields assume a yield to worst call approach where embedded call options exist, such as in certain callable U.S. government sponsored agency obligations, obligations of state and political subdivisions and non-agency CMO's. $39.7 million of U.S. government sponsored agency obligations maturing beyond 5 years contain either step-up coupon structures or are fixed coupon structures with amortized costs above par which, if were not to be called prior to stated maturities, would positively impact average yields for balances maturing in the five to ten years bucket and after ten years bucket by 111 basis point and 165 basis points, respectively, or resulting in average yields of 2.97% and 3.83%, respectively.

(4)
Average yields on tax-exempt obligations have been computed on a tax equivalent basis, based on a 35% federal tax rate.

(5)
Maturity distributions for Small Business Administration pools, collateralized mortgage obligations and mortgage-backed securities are based on estimated average lives.

(6)
Average yields on corporate debt securities include yields on $37.7 million of floating rate holdings indexed to 1-month and 3-month LIBOR, in which the current June 30, 2012 indexed coupon rates are assumed to remain constant until maturity.

(7)
All SBA security balances are floating rate holdings indexed to Prime, which are contractually adjustable on a monthly or quarterly basis, in which the current June 30, 2012 indexed coupon rate is assumed to remain constant until maturity.

	Maturity as of December 31, 2011
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years
(Dollars in thousands)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)
Securities available-for-sale(1):
U.S. government sponsored agency obligations(3)	$501	1.54%	$—	—%	$23,307	2.29%	$10,000	1.00%
Obligations of state and political subdivisions:
Taxable(3)	—	—	—	—	—	—	945	6.15
Tax exempt(3)(4)	120	6.87	11,872	3.51	46,726	4.86	24,238	5.54
SBA Pools(5)	—	—	3,285	1.24	3,137	3.70	—	—
Residential mortgage-backed securities(3)(5):
Issued and/or guaranteed by U.S. government agencies or sponsored enterprises	3,109	1.25	41,302	1.95	1,625	3.21	—	—
Privately issued	15,174	3.15	22,308	2.43	—	—	—	—
Other asset backed securities(3)	10,942	0.52	—	—	—	—	—	—

Total available-for-sale securities	$29,846	1.98%	$78,767	2.29%	$74,795	3.98%	$35,183	4.27%

(1)
This table excludes stock holdings of FarmerMac, the Federal Home Loan Bank, as well as a mutual fund holding in the CRA Fund.

(2)
Yields are based on amortized cost.

(3)
Average yields assume a yield to worst call approach where embedded call options exist, such as in certain callable U.S. government sponsored agency obligations, obligations of state and political subdivisions, non-agency CMO's and asset-backed securities. $19.8 million of U.S. government sponsored agency obligations maturing beyond 5 years contain either step-up coupon structures or are fixed coupon structures with amortized costs above or below par which, if were not to be called prior to stated maturities, would positively impact average yields for balances maturing in the five to ten years bucket and after ten years bucket by 83 basis point and 370 basis points, respectively, or resulting in average yields of 3.12% and 4.70%, respectively.

(4)
Average yields on tax-exempt obligations have been computed on a tax equivalent basis, based on a 35% federal tax rate.

(5)
Maturity distributions for Small Business Administration pools, collateralized mortgage obligations and mortgage-backed securities are based on estimated average lives.

Deposits

	As of June 30,		As of December 31,
(Dollars in thousands)	2012	2011	2011	2010
Noninterest-bearing deposits	$391,901	$330,456	$357,709	$133,924
Interest bearing demand deposits	288,823	287,889	293,573	107,325
Money market deposits	346,197	307,581	303,910	262,612
Savings deposits	234,779	247,335	224,922	395,514
Time deposits less than $100,000	205,701	280,563	226,572	242,665
Time deposits greater than $100,000	186,340	223,219	196,857	167,665
CDARS	5,814	8,558	8,001	4,055
Individual retirement account deposits	76,125	80,250	84,055	74,664
Other brokered funds	20,000	—	—	—

Total deposits	$1,755,680	$1,765,851	$1,695,599	$1,388,424

        Total deposits were $1.76 billion at June 30, 2012 and $1.70 billion at December 31, 2011, representing 94% of total liabilities at each period end. The increase of $60.1 million from December 31, 2011 to June 30, 2012 was primarily due to increases in money market accounts ($42.3 million), noninterest-bearing demand deposits ($34.2 million), other brokered funds ($20.0 million) and savings deposits ($9.9 million), partially offset by decreases in total time deposits ($41.5 million) and interest bearing demand deposits ($4.8 million). Total time deposits include time deposits, CDARS and individual retirement account deposits. The changes, other than the addition of other brokered funds, were primarily due to management's focus on maintaining core, transaction account deposits to ensure strong earnings potential in higher interest rate environments. Our interest bearing deposit costs were 37 basis points and 42 basis points for the quarters ended June 30, 2012 and December 31, 2011, respectively.

        Total deposits at December 31, 2011 were $1.70 billion, an increase of $307 million, compared to $1.4 billion at December 31, 2010. This increase was primarily the result of the assumed deposit liabilities in the 2011 FDIC-assisted acquisitions, partially offset by the run-off of a portion of the assumed deposit liabilities. The majority of the run-off that occurs after an acquisition is typically the result of resetting interest rates to market. Our interest bearing deposit costs were 46 basis points and 74 basis points for the years ended December 31, 2011 and 2010, respectively.

        The following table shows the contractual maturity of time deposits, including CDARs and IRA deposits and other brokered funds, of $100,000 and over that were outstanding at June 30, 2012 and December 31 2011.

(Dollars in thousands)	June 30, 2012	December 31, 2011
Maturing in
3 months or less	$69,528	$69,932
3 months to 1 year	87,578	39,545
1 year to 3 years	36,231	48,698
3 years or greater	19,745	67,182

Total	$213,082	$225,357

Borrowings

        In the second quarter of 2011, as part of the Community Central Bank acquisition, the Company assumed $53.6 million of FHLB advances from the FDIC and recorded $4.1 million in premiums representing the purchase accounting fair value adjustments. The fair values of FHLB advances were based on pricing of new, acquisition date advances, as determined by the FHLB.

        Total FHLB advances outstanding at June 30, 2012 were $45.9 million, a decrease of $541 thousand compared to $46.5 million at December 31, 2011. The outstanding balance included $43.2 million of advances payable at both June 30, 2012 and December 31, 2011 and $2.7 million and $3.3 million of purchase accounting premiums at June 30, 2012 and December 31, 2011, respectively. Our total available borrowing capacity from the FHLB was $156.8 million at both June 30, 2012 and December 31, 2011. Under an agreement with the FHLB approved by Board resolution, we are capped at a total of $200 million in borrowings from the FHLB. The total FHLB borrowing capacity was collateralized by $177.9 million and $214.2 million of mortgage loans and mortgage-backed securities under a specific lien arrangement at June 30, 2012 and December 31, 2011, respectively. See the "Contractual Obligations" section of this financial review for maturity information.

Capital Resources

        The following table summarizes the changes in our shareholders' equity for the periods indicated:

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2012	2011	2011	2010
Balance at beginning of period	$348,245	$264,879	$321,326	$250,935	$250,935	$19,493
Net income	5,140	12,206	10,419	24,862	33,449	44,676
Other comprehensive income (loss)	709	1,585	628	2,267	3,530	(390)
Stock based compensation expense	730	663	1,503	1,269	2,807	1,273
Issuance of common shares	—	99	20,948	99	30,605	185,883

Balance at end of period	$354,824	$279,432	$354,824	$279,432	$321,326	$250,935

        On February 21, 2012, we closed on a private placement of our Class A Common Stock consisting of an initial drawdown by us of approximately $21.0 million and commitments from investors for up to approximately $153.0 million of event driven capital at $8.00 per share to support growth strategies. Under the drawdown structure, upon a majority vote of our board of directors, we can drawdown additional capital from those investors with capital commitments until February 21, 2013 (subject to earlier termination in certain events) and each such investor is obligated to fund its pro rata portion of the total requested drawdown amount, subject to satisfaction of all closing conditions.

        We issued 1.3 million shares of Class A Common Stock as a result of the exercise of warrants in the third quarter of 2011 and 4.2 million shares of Class A Common Stock as a result of the acquisition of Lake Shore Wisconsin Corporation completed in the fourth quarter of 2011. The exercise of warrants in the third quarter and the acquisition of Lake Shore Wisconsin Corporation included $4.6 million and $26.0 million of additional capital, respectively.

        We issued 33.3 million shares of our Class A Common Stock in the year ended 2010, which included $185.6 million of additional capital from new investors in a private placement that closed on April 30, 2010.

        We strive to maintain an adequate capital base to support our activities in a safe manner while at the same time maximizing shareholder returns. We assess capital adequacy against the risk inherent in our balance sheet, recognizing that unexpected loss is the common denominator of risk and that common equity has the greatest capacity to absorb unexpected loss. At June 30, 2012, we exceeded the capital ratios required for an institution to be considered "well capitalized" by the standards developed under the Federal Deposit Insurance Corporation Improvement Act of 1991. Additionally, as required under the FDIC's Policy Statement on Qualifications for Failed Bank Acquisitions, the Bank maintains a Tier 1 leverage ratio of 10% or greater.

        Our capital ratios exceeded the well capitalized regulatory requirements as follows:

	Well Capitalized Regulatory Requirement	June 30, 2012	December 31, 2011	June 30, 2011
Total risk-based capital
Consolidated	N/A	35.2%	39.0%	34.5%
Bank	10.0%	29.6%	34.6%	33.8%
Tier 1 risk-based capital
Consolidated	N/A	33.8%	37.7%	33.3%
Bank	6.0%	28.3%	33.3%	32.5%
Tier 1 leverage ratio
Consolidated	N/A	15.6%	14.6%	12.2%
Bank	5.0%	12.8%	12.9%	12.7%

Off-Balance Sheet Arrangements

        In the normal course of business, we offer a variety of financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include outstanding commitments to extend credit and standby letters of credit.

        Our exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument, is represented by the contractual amounts of those instruments. The same credit policies are used in making commitments and conditional obligations as are used for on-balance sheet instruments. We maintain an allowance to cover probable losses inherent in our financial instruments with off-balance sheet risk. At June 30, 2012 and December 31, 2011, the allowance for off-balance sheet risk was $129 thousand and $112 thousand, respectively, included in "Other liabilities" on the consolidated balance sheets.

        Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit are primarily variable rate commitments. We evaluate each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management's credit evaluation of the counterparty. The collateral held varies, but may include securities, real estate, inventory, plant, or equipment. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are included in commitments to extend credit. These lines of credit are generally uncollateralized, usually do not contain a specified maturity date and may be drawn upon only to the total extent to which we are committed.

        Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Our portfolio of standby letters of credit consists primarily of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. These contracts expire in decreasing amounts through the year 2014 and are primarily variable rate commitments. The risk to us arises from our obligation to make payment in the event of the customers' contractual default to produce the contracted good or service to a third party. Management conducts regular reviews of these instruments on an individual customer basis and does not anticipate any material losses as a result of these letters of credit.

        A summary of the contractual amounts of our exposure to off-balance sheet risk is as follows.

(Dollars in thousands)	June 30, 2012	December 31, 2011
Commitments to extend credit	$278,551	$208,106
Standby letters of credit	20,622	12,310

Total commitments	$299,173	$220,416

        It is our practice to enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of change in interest rates resulting from its commitments to fund the loans. These commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.

        The following table reflects the amount and fair value of mortgage banking derivatives.

	June 30, 2012		December 31, 2011
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts related to mortgage loans to be delivered for sale	$77,932	$(112)	$41,797	$(199)
Interest rate lock commitments	66,220	1,361	31,094	434

Total included in other assets	$144,152	$1,249	$72,891	$235

        Note 10 to the 2011 consolidated financial statements include additional information about these derivative contracts.

Contractual Obligations

        In the normal course of business, we have various outstanding contractual obligations that will require future cash outflows. The following table represents the largest contractual obligations as of June 30, 2012.

(Dollars in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Future minimum lease payments	$16,926	$2,131	$4,379	$3,924	$6,492
FHLB borrowings	43,200	7,000	1,500	34,700	—

Total	$60,126	$9,131	$5,879	$38,624	$6,492

Liquidity

        Liquidity management is the process by which we manage the flow of funds necessary to meet our financial commitments on a timely basis and at a reasonable cost and to take advantage of earnings enhancement opportunities. These financial commitments include withdrawals by depositors, credit commitments to borrowers, expenses of our operations, and capital expenditures. Liquidity is monitored and closely managed by our Asset and Liability Committee (ALCO), a group of senior officers from the finance, risk management, treasury, and lending areas. It is ALCO's responsibility to ensure we have the necessary level of funds available for normal operations as well as maintain a contingency funding policy to ensure that potential liquidity stress events are planned for, quickly identified, and management has plans in place to respond. ALCO has created policies which establish limits and require measurements to monitor liquidity trends, including modeling and management reporting that identifies the amounts and costs of all available funding sources. In addition, we have implemented modeling software that projects cash flows from the balance sheet under a broad range of potential scenarios, including severe changes in the interest rate environment.

        At June 30, 2012, we had liquidity on hand of $578.1 million, compared to $359.3 million at December 31, 2011. Liquid assets include cash and due from bank, federal funds sold, interest-bearing deposits with banks and unencumbered securities available-for-sale.

        We are a member of the FHLB of Indianapolis, Indiana, which provides short- and long-term funding to its members through advances collateralized by real estate-related assets and other select collateral, most typically in the form of U.S. government issued debt securities. The actual borrowing capacity is contingent on the amount of collateral available to be pledged to the FHLB. As of June 30, 2012, we had $45.9 million of outstanding borrowings from the FHLB with remaining maturities ranging from July 2012 to October 2016. We also maintain relationships with correspondent banks which could provide funds on short notice, if needed. In addition, because we are "well capitalized", we can accept wholesale deposits of approximately $559 million based on current policy limits. Management believes that we had adequate resources to fund all of our commitments as of June 30, 2012.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates. Interest-rate risk is the risk to earnings and equity value arising from changes in market interest rates and arises in the normal course of business to the extent that there is a divergence between the amount of our interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, re-price, or mature in specified periods. We seek to achieve consistent growth in net interest income and equity while managing volatility arising from shifts in market interest rates. ALCO oversees market risk management, monitoring risk measures, limits, and policy guidelines for managing the amount of interest-rate risk and its effect on net interest income and capital. Our Board of Directors approves policy limits with respect to interest rate risk.

Interest Rate Risk

        Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective interest rate risk management begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk position given business activities, management objectives, market expectations and ALCO policy limits and guidelines.

        Interest rate risk can come in a variety of forms, including repricing risk, basis risk, yield curve risk and option risk. Repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes impact our assets and liabilities. Basis risk is the risk of adverse consequence resulting from unequal change in the spread between two or more rates for different instruments with the same maturity. Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same or different instruments. Option risk in financial instruments arises from embedded options such options provided to borrowers to make unscheduled loan prepayments, options provided debt issuers to exercise call options prior to maturity, and depositor options to make withdrawals and early redemptions.

        We regularly review our exposure to changes in interest rates. Among the factors we consider are changes in the mix of interest-earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. ALCO reviews, on at least a quarterly basis, our interest rate risk position.

        The interest-rate risk position is measured and monitored using income simulation models and economic value of equity sensitivity analysis that capture both short-term and long-term interest-rate risk exposure. Income simulation involves forecasting net interest income under a variety of interest rate scenarios including instantaneous shocks.

        The estimated impact on our net interest income as of June 30, 2012 and December 31, 2011, assuming parallel moves in interest rates is presented in the table below.

	June 30, 2012		December 31, 2011
	Following 12 months	Following 24 months	Following 12 months	Following 24 months
+400 basis points	8.9%	16.3%	7.6%	13.6%
+300 basis points	7.1	12.7	6.0	10.6
+200 basis points	5.1	8.9	4.2	7.3
+100 basis points	3.2	5.0	2.3	3.9
-100 basis points	(1.9)	(3.5)	(2.2)	(3.7)
-200 basis points	(3.6)	(5.9)	(3.8)	(6.1)
-300 basis points	(5.1)	(8.1)	(5.1)	(8.2)
-400 basis points	(5.5)	(8.6)	(5.4)	(8.7)

        Modeling the sensitivity of net interest income and the economic value of equity to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. The models used for these measurements take into account prepayment speeds on mortgage loans, mortgage-backed securities, and consumer installment loans, as well as embedded options and cash flows of other assets and liabilities. Balance sheet growth assumptions are also included in the simulation modeling process. The model includes the effects of derivatives such as interest rate swaps. Due to the current low interest rate environment, we assumed that market interest rates would not fall below 0% over the next 12-month period for the scenarios that used the down 100, 200, 300 and 400 basis point parallel shift in market interest rates. The analysis provides a framework as to what our overall sensitivity position is as of our most recent reported position.

        Management strategies may impact future reporting periods, as our actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, the difference between actual experience, and the characteristics assumed, as well as changes in market conditions. Market based prepayment speeds are factored into the analysis for loan and securities portfolios. Rate sensitivity for transactional deposit accounts is modeled based on both historical experience and external industry studies.

        We use economic value of equity sensitivity analysis to understand the impact of interest rate changes on long-term cash flows, income, and capital. Economic value of equity is based on discounting the cash flows for all balance sheet instruments under different interest rate scenarios. Deposit premiums are based on external industry studies and utilizing historical experience.

        The table below presents the change in our economic value of equity position as of June 30, 2012 and December 31, 2011, assuming parallel shifts in interest rates.

	June 30, 2012	December 31, 2011
+400 basis points	6.7%	10.0%
-300 basis points	5.8	8.7
-200 basis points	2.8	4.6
-100 basis points	0.7	1.9
+100 basis points	(2.8)	(0.8)
+200 basis points	(7.0)	(1.6)
+300 basis points	(10.7)	(3.1)
-400 basis points	(15.7)	(6.0)

Operational Risk

        Operational risk is the risk of loss due to human behavior, inadequate or failed internal systems and controls, and external influences such as market conditions, fraudulent activities, disasters, and security risks. We continuously strive to strengthen our system of internal controls, operating processes and employee awareness to assess the impact on earnings and capital and to improve the oversight of our operational risk.

Compliance Risk

        Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from our failure to comply with rules and regulations issued by the various banking agencies and standards of good banking practice. Activities which may expose us to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the expansion of our banking center network and employment and tax matters.

Strategic and/or Reputation Risk

        Strategic and/or reputation risk represents the risk of loss due to impairment of reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products, and any other event not identified in the defined risk types mentioned previously. Mitigation of the various risk elements that represent strategic and/or reputation risk is achieved through initiatives to help us better understand and report on various risks, including those related to the development of new products and business initiatives.

 BUSINESS

Our Company

        Talmer Bancorp, Inc. was incorporated under the laws of the State of Michigan in February 2003 and it became the bank holding company for Talmer Bank and Trust (the "Bank") in 2007. The Bank is a Michigan state-chartered bank that opened in August 2007 in Troy, Michigan.

        On April 30, 2010, we closed on a private placement of our Class A Common Stock that raised $185.9 million from new investors. On February 21, 2012, we closed on a private placement of our Class A Common Stock consisting of an initial drawdown by us of approximately $21.0 million and commitments from investors for up to approximately $153.0 million of event driven capital at $8.00 per share.

        As of the date of this prospectus and as more fully described below, we have acquired $2.42 billion in total assets and assumed $2.34 billion in deposits from the FDIC, as receiver, in four different failed bank acquisition transactions. In each of our acquisitions, we entered into loss share agreements with the FDIC that cover certain of the acquired assets, including 100% of the acquired loans (except consumer loans) and other real estate. As of June 30, 2012, of the $814.6 million of outstanding covered loans, 79% will mature within the shared loss period under the FDIC loss sharing agreements. By loan type, 91% of commercial and industrial, 89% of commercial real estate, 46% of residential real estate, 88% of real estate construction and 8% of consumer loans will mature within the shared loss period as of June 30, 2012.

        As a result of private placements and our FDIC-assisted acquisitions, we have transformed from a small community bank in Troy, Michigan to a much larger commercial bank now operating 47 full service branches. We are a full service community bank offering a full suite of commercial and retail banking, wealth management and trust services to small to medium-sized businesses and individuals within the Detroit, Michigan metropolitan statistical area, in smaller communities in Northeastern Michigan, and in South Central and Southeastern Wisconsin. Our product line includes loans to small and medium-sized businesses, residential and commercial construction and development loans, commercial real estate loans, farmland and agricultural production loans, residential mortgage loans, home equity loans, consumer loans and a variety of commercial and consumer demand, savings and time deposit products. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a network of ATMs for our customers.

        As of June 30, 2012, our total assets were approximately $2.22 billion, our net total loans were approximately $1.14 billion, our total deposits were approximately $1.76 billion and our total shareholders' equity was approximately $354.8 million. We are headquartered at 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084.

Our Acquisitions

  April 2010 Offering and Acquisition of CF Bancorp

        In the fall of 2009, through management and board action, we determined to embark on a capital raise process that would enable us to implement a new business plan to build a bank that aggregated multiple failed bank asset and liability pools to pursue significant income potential from the FDIC loss sharing and bid dynamics. On April 30, 2010, we closed on a private placement of our Class A Common Stock that raised $185.9 million from new investors. Also on April 30, 2010, the Bank acquired certain of the assets and assumed certain of the deposits of CF Bancorp, a Michigan chartered savings bank, from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated April 30, 2010 (the "CF Bancorp Agreement").

        Terms of the CF Bancorp Agreement.    Under the terms of the CF Bancorp Agreement, we assumed $1.20 billion of liabilities, including $1.17 billion of retail deposits with a 0.75% deposit premium paid. The liabilities assumed also included $6.8 million of other liabilities. We acquired approximately $941.3 million of the assets of the CF Bancorp, including $825.4 million in loans, net of unearned income, and $10.3 million of other real estate before acquisition discounts of $340.4 million and $5.0 million, respectively. The assets acquired also included $105.6 million of cash and cash equivalents, securities, and other assets, plus $408 million in cash received from the FDIC to balance the assets acquired and liabilities assumed.

        In connection with the acquisition, we conducted due diligence on CF Bancorp's loan portfolio to determine default frequency and loss severity factors for various asset classes and created financial models of the portfolio to determine expected losses. We then forecast volume, duration and pace of resolution of non-performing assets to determine estimated carrying costs and expenses to be reflected in the bid we submitted to the FDIC. We also estimated the cost of administering the portfolio and performed an analysis of the loan portfolio using pro forma financial information. Based on this due diligence, we submitted a negative bid to the FDIC to purchase the assets of CF Bancorp at a discount of $137.0 million. We expect the combination of the negative bid and the reimbursements under the loss share agreements (described below) to be adequate to absorb the probable losses and expenses relating to CF Bancorp's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate. The terms of the CF Bancorp Agreement provide for the FDIC to indemnify us against claims with respect to liabilities and assets of CF Bancorp that we did not assume and with respect to certain other claims made after the acquisition based on, among other things:

  •
  rights of shareholders of CF Bancorp or shareholders of any subsidiary or affiliate of CF Bancorp;

  •
  rights of creditors of CF Bancorp;

  •
  rights of any present or former director, officer, employee or agent of CF Bancorp or of any subsidiary or affiliate of CF Bancorp; and

  •
  any action or inaction of CF Bancorp, its directors, employees or agents, or any subsidiary or affiliate of CF Bancorp before the acquisition.

        Loss Share Arrangements.    In connection with the acquisition of CF Bancorp, we entered into two loss share agreements with the FDIC that collectively cover approximately $835.6 million of the acquired assets, including 100% of the acquired loans and other real estate. The first type of loss share agreement covers single-family residential mortgage loans (the "Single Family Loss Agreement") and the second type of loss share agreement covers construction, commercial real estate and commercial and industrial loans, other real estate owned and other commercial assets (the "Commercial Loss Agreement"). In this registration statement, we refer to all of the loans and other real estate covered under the loss share agreements as "covered assets." These loss share agreements with the FDIC afford the Bank significant protection against future losses on the acquired loans and other real estate owned. For additional information on the specific terms and conditions regarding our management of covered assets under the loss share agreements, see "Loss Share Resolution" in "Business" below.

        Under the terms of the loss share agreements for CF Bancorp, the FDIC's obligation to reimburse us for losses with respect to covered assets begins with the first dollar of loss incurred. The FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. The loss share agreements cover losses on single-family residential mortgage loans for 10 years and all other losses for five years (eight years for recoveries on non-residential loans). In addition to the $345.4 million of fair value discounts on loans and other real estate owned, the Bank recorded a $240.4 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

  First Banking Center Acquisition

        On November 19, 2010, we assumed the deposits and acquired certain assets and assumed certain liabilities of First Banking Center, Burlington, Wisconsin from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated November 19, 2010, similar to the CF Bancorp Agreement. With the acquisition of First Banking Center, we acquired 17 branch locations located in the southern portion of Wisconsin.

        Under the purchase and assumption agreement for First Banking Center, we assumed approximately $474.6 million of deposits and acquired approximately $684.3 million of the assets of First Banking Center, including $475.7 million in loans, net of unearned income, and $18.3 million of other real estate before acquisition discounts of $108.7 million and $5.5 million, respectively. The assets acquired also included $190.4 million of cash and cash equivalents, securities, and other assets. The acquisition also included a cash payment to the FDIC in the amount of $84.9 million.

        In connection with the acquisition, we conducted due diligence on First Banking Center's loan portfolio similar to the due diligence conducted in connection with the acquisition of CF Bancorp. Based on this due diligence, we submitted a negative bid of $46.3 million to the FDIC for the acquired assets of First Banking Center. We expect the combination of the negative bid and the reimbursements under the loss sharing agreements to be adequate to absorb the probable losses and expenses relating to First Banking Center's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate.

        Loss Share Arrangements.    In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $490.5 million of First Banking Center's assets, including 100% of the acquired loans (except consumer loans) and other real estate, similar to the loss share agreements described above for CF Bancorp. Under the terms of the First Banking Center loss share agreement for single-family residential mortgage loans, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first $26.8 million of losses, to assume 30% of losses and share 30% of loss recoveries on losses exceeding $26.8 million and up to $34.9 million, and to assume 80% of losses and share 80% of loss recoveries on losses exceeding $34.9 million. Under the terms of the First Banking Center loss share agreement for construction, commercial real estate and commercial and industrial loans and other real estate, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first $83.5 million of losses, to assume 0% of losses and share 0% of loss recoveries on losses exceeding $83.5 million and up to $126.7 million, and to assume 80% of losses and share 80% of loss recoveries on losses exceeding $126.7 million. At June 30, 2012, management estimates that substantially all losses under both loss share agreements will be covered at an 80% rate. In addition to the $114.2 million of fair value discounts on loans and other real estate owned, we recorded a $66.2 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

  Peoples State Bank

        On February 11, 2011, we assumed the deposits and acquired certain assets and assumed certain liabilities of Peoples State Bank, Hamtramck, Michigan, from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated February 11, 2011, similar to the CF Bancorp Agreement. With the acquisition of Peoples State Bank, we acquired 10 branch locations located in southeast Michigan.

        Under the purchase and assumption agreement for Peoples State Bank, we assumed approximately $385.5 million of deposits and acquired approximately $390.4 million of the assets of Peoples State Bank, including $321.2 million in loans, net of unearned income, and $8.8 million of other real estate, before acquisition discounts of $113.0 million and $3.1 million, respectively. The assets acquired also included $60.4 million of cash and cash equivalents, securities, and other assets, plus $41.3million in cash received from the FDIC to balance the assets acquired and liabilities assumed.

        In connection with the acquisition, we conducted due diligence on Peoples State Bank's loan portfolio similar to the due diligence conducted in connection with the acquisition of CF Bancorp. Based on this due diligence, we submitted a negative bid of $45.5 million to the FDIC for the acquired assets of Peoples State Bank. We expect the combination of the negative bid and the reimbursements under the loss sharing agreements to be adequate to absorb the probable losses and expenses relating to Peoples State Bank's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate.

        Loss Share Arrangements.    In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $325.2 million of Peoples State Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate, similar to the loss share agreements described above for CF Bancorp. Under the terms of the loss share agreements for Peoples State Bank, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. In addition to the $116.1 million of fair value discounts on loans and other real estate owned, we recorded an $82.3 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

  Community Central Bank

        On April 29, 2011, we assumed the deposits and acquired certain assets and assumed certain liabilities of Community Central Bank, Mount Clemens, Michigan, from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated April 29, 2011, similar to the CF Bancorp Agreement. With the acquisition of Community Central Bank, we acquired 4 branch locations located in southeast Michigan.

        Under the purchase and assumption agreement for Community Central Bank, we assumed approximately $302.3 million of deposits and acquired approximately $402.1 million of the assets of Community Central Bank, including $329.8 million in loans, net of unearned income, and $18.8 million of other real estate, before acquisition discounts of $133.4 million and $7.6 million, respectively. The assets acquired also included $53.5 million of cash and cash equivalents, federal funds sold, securities, and other assets, plus $26.9 million in cash received from the FDIC to balance the assets acquired and liabilities assumed.

        In connection with the acquisition, we conducted due diligence on Community Central Bank's loan portfolio similar to the due diligence conducted in connection with the acquisition of CF Bancorp. Based on this due diligence, we submitted a negative bid of $62.8 million to the FDIC for the acquired assets of Community Central Bank. We expect the combination of the negative bid and the reimbursements under the loss sharing agreements to be adequate to absorb the probable losses and expenses relating to Community Central Bank's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate.

        Loss Share Arrangements.    In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $341.7 million of Community Central Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate, similar to the loss share agreements described above for CF Bancorp. Under the terms of the loss share agreements for Community Central Bank, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. In addition to the $141.0 million of fair value discounts on loans and other real estate owned, we recorded an $100.0 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

        In this registration statement, we refer to our four completed FDIC-assisted acquisitions collectively as the "acquisitions" and refer to CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank collectively as the "Acquired Banks." In addition, we refer to loans subject to loss share agreements with the FDIC as "covered loans" and loans that are not subject to loss share agreements with the FDIC as "uncovered loans." All of the loans and other real estate covered under the loss share agreements with the FDIC are referred to as "covered assets."

        As a result of our four FDIC-assisted acquisitions since April 2010, and the fair value discounts associated with each acquisition, we anticipate that a significant portion of our revenue over the next two years will be derived from the continued realization of accretable discounts on the loans that we purchased. For example, for the year ended 2011, we recognized $80.8 million of income, or 36% of our total revenue for the year, from the realization of accretable discounts on acquired loans and the FDIC indemnification asset. (See below "Lending Activities—General" for an explanation of "accretable discounts.") Additionally, we have incurred, and expect to continue to incur, significantly higher noninterest expenses than many of our peer banks. These additional expenses are primarily due to the costs associated with staffing and operating our Special Assets Group, which manages the nonperforming assets acquired from the FDIC, and our Loss Share Department, which manages compliance with our loss share agreements.

        As noted above, we have created a Special Assets Group to manage our problem assets and compliance with the loss share agreements with the FDIC. This department is staffed with bankers with experience in debt restructuring, loan collection and recovery, real estate appraisal and evaluation and regulatory compliance. The Special Assets Group works to resolve or liquidate those acquired assets that are nonperforming and monitors compliance under the loss share agreements with the FDIC.

        In the short term, we expect that the resolution of our nonperforming assets acquired under the loss share agreements that we entered into with the FDIC in connection with the acquisitions of the Acquired Banks will result in decreasing loan balances as our Special Assets Group works to reduce and resolve these nonperforming assets and, when necessary, liquidate the real estate collateral associated with these loans. We are also seeking to expand our loan portfolio through traditional community bank lending, the purchase of select loan portfolios, whole loans and loan participations from correspondent banks and specialty lending, including loans acquired and marketed by the FDIC from failed banks. We will also consider the purchase of select lines of business that complement our existing operations.

Our Market Area

        We currently operate within the greater Detroit metropolitan statistical area with our headquarters in north suburban Troy, Michigan with 34 branches in Genesee, Wayne, Oakland, Macomb, St. Clair, Lapeer, Sanilac and Huron counties. We also operate 13 branches in Wisconsin in Green, Kenosha, Lafayette, Racine and Walworth counties.

        The following table shows key demographic information about our market areas:

(Dollars in thousands, except for Household Income, which is in actual dollars)

Talmer Bank and Trust			Total Market Area
Metropolitan Statistical Area	6/30/2012 Deposits	Deposit Market Share %(1)	Total Deposits in Market Area(2)	2011 Population(3)	2011 - 2016 Projected Population Growth(3)	2011 Median Household Income(3)	2011 - 2016 Projected Growth in Household Income(3)	Unemployment Rate(4)
Michigan								8.5%
Detroit-Warren- Livonia	$1,254,378	1.40	$90,139,912	4,267,731	(1.96)%	$49,792	14.05%	9.9
Flint, MI	3,094	0.25	3,779,049	422,340	(2.24)	41,204	22.40	8.9
Wisconsin								6.8
Racine, WI	161,370	5.29	3,047,156	195,456	0.97	53,584	20.17	8.2
Whitewater, WI	110,407	7.37	1,543,331	102,421	3.26	51,481	11.94	N/A
Chicago-Joliet-Naperville, IL-IN-WI	56,368	0.02	291,894,127	9,481,409	0.86	57,427	21.59	8.5
Monroe, WI	29,510	4.29	819,908	36,960	3.03	48,473	11.72	N/A
MSA Totals			391,223,483	14,506,317
Weighted Average: MSA					(1.12)	50,429	14.72
Branches not in any MSA totals*	140,553			92,742
Weighted Average: Branches not in any MSA					3.42	38,794	11.98

Source:    SNL Financial, except where otherwise noted.

(1)
The total market share % data displayed is as of June 30, 2011.

(2)
Deposit data is for banks and thrifts only as of June 30, 2011 and does not include credit unions.

(3)
Source: ESRI, as provided by SNL Financial. Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data.

(4)
Source: U.S Department of Labor. Unemployment rate displayed is as of May 2012.

N/A—not available

*
Sanilac (MI), Huron (MI), and Lafayette (WI) counties

Our Business Strategy

        Our business strategy is to become a leading regional bank holding company by operating, integrating and growing our existing operations as well as to acquire other banks, including failed, underperforming and undercapitalized banks and other complementary assets. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. We believe recent and continuing dislocations in the U.S. banking industry have created an opportunity for us to create a leading regional bank that will be able to realize greater economies of scale compared to smaller community banks while still providing more personalized, local service than large-sized banks. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

  •
  Disciplined acquisitions.  We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. Our future acquisitions may also include distressed assets sold by the FDIC or another seller where our operations, underwriting and servicing capabilities or management experience give us an advantage in evaluating and resolving the assets. We are currently targeting the Midwest markets primarily in Michigan, Illinois, Wisconsin, Ohio and Indiana. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

  •
  Focus on client-centered, relationship-driven banking strategy.  We remain focused on originating high-quality loans and low-cost customer deposits. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small- and mid-sized businesses with an advisory approach that emphasizes understanding the client's business and offering a complete array of loan, deposit and treasury management products and services.

  •
  Expansion through organic growth and enhanced product offerings.  We also believe that our focus on serving consumers and small-to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income, particularly in an improving economic environment. Our executive management team has developed a hands-on operating culture focused on performance and accountability, with frequent and detailed oversight by executive management of key performance indicators. We have implemented a sales management system for our branches that is focused on growing loans and core deposits in each of our markets. We believe that this system holds loan officers and branch managers accountable for achieving loan production goals that are subject to our conservative credit standards and disciplined underwriting practices.

  •
  Operating platform and efficiencies.  We intend to continue to utilize our comprehensive underwriting and risk management processes and a state-of-the-art, scalable technology platform to support and integrate future growth and realize operating efficiencies throughout our enterprise.

        We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating FDIC-assisted transactions creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Our Competitive Strengths

  •
  Our management team is led by Mr. Provost, who has 36 years of banking experience and is the former Chairman and Chief Executive Officer of The PrivateBank—Michigan. Mr. Provost leads a respected executive team of bankers with extensive experience overseeing commercial and consumer banking, mergers and acquisitions, systems integrations, technology, operations, credit and regulatory compliance matters. They have a proven track record of acquiring failed or failing financial institutions, and integrating them into a strong and profitable franchise. Dennis Klaeser, our Chief Financial Officer, has managed more than 30 merger and acquisition and capital transactions for financial institutions primarily located in the Midwest. Our Chairman, Gary Torgow, as the Founder and former Chairman of Sterling Group, a Michigan based real estate development, investment and management company has acquired, developed and operated a number of landmark properties and businesses in southeast Michigan. Gary Collins, a Vice Chairman of the Company and the Bank, brings over 30 years of banking experience in the Chicago and Midwest markets and Thomas C. Shafer, also a Vice Chairman of the Company, an Executive Managing Director and our Chief Lending Officer, was responsible for overseeing the due diligence, purchase and integration of ten Midwest financial institutions while he was with Citizens Republic Bancorp. Many members of our executive management team are from our market areas and have an extensive network of contacts with banking executives, existing and potential customers, and business and civic leaders throughout the region. We believe our executive management team's reputation and track record give us an advantage in negotiating acquisitions and hiring and retaining experienced bankers.

  •
  Highly Skilled and Disciplined Acquirer.  We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. We have executed four FDIC-assisted acquisitions in just over 24 months and integrated those investments into a common core processing platform. We believe our track record of completing and integrating transactions quickly has helped us negotiate transactions on more economically favorable terms. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

  •
  Excess Capital and Liquidity.  As a result of our private placements and the disciplined deployment of capital, we have ample capital with which to make acquisitions. As of June 30, 2012, we had approximately $111.1 million of excess capital available on a consolidated basis to continue to implement our acquisition strategy and to support growth in our existing banking franchises. Excess capital represents our consolidated tangible equity less the Bank level capital required to meet the 10% Tier 1 leverage ratio per our strategic plan accepted by the FDIV. In addition, we have commitments from institutional investors for up to an additional approximately $153 million of event driven capital. For a further discussion of the drawdown rights, see "Capital Resources" in "Management's Discussion of Financial Condition and Results of Operations." As of June 30, 2012, we had liquidity on hand of $578.1 million equal to 26% of total assets, which provides ample liquidity to support our existing banking franchises. Liquid assets include cash and due from bank, federal funds sold, interest-bearing deposits with banks and unencumbered securities available for sale.

  •
  Attractive risk profile.  The large majority of the loans in our loan portfolio were adjusted to their estimated fair value at acquisition in accordance with acquisition accounting requirements. Additionally, as of June 30, 2012, 67% of our loans and 100% of our OREO (each by dollar amount) were covered by loss sharing arrangements with the FDIC. The loss share agreements contain specific terms and conditions regarding the management of covered assets that we must follow to receive reimbursements from the FDIC. For a further discussion of the loss share agreements, see "Loss Share Resolution" in "Business." In addition, the loss share agreements have limited terms (ten years for losses on single-family residential real estate loans, five years for losses on non-residential real estate loans and eight years with respect to recoveries on non-residential real estate loans).

        We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

Competition

        The banking business is highly competitive, and we experience competition in our market areas from many other financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as Bank of America, Comerica Bank, PNC Bank, Huntington, and Associated Bank. These institutions offer some services, such as extensive and established branch networks, that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Our largest deposit market areas included the Detroit-Warren-Livonia Metropolitan Statistical Area (MSA), Racine, WI MSA, and Whitewater, WI MSA, of which we held 1.40%, 5.29%, and 7.37%, respectively, of the deposit market share as of June 30, 2011.

Loss Share Resolution

        As described above, we have completed four FDIC-assisted acquisitions that significantly grew our asset and liability base. As of June 30, 2012, 67% of our loans were covered by loss share agreements with the FDIC. Because of the loss protection provided by the FDIC, the risks associated with the loans and foreclosed real estate we acquired in the FDIC-assisted acquisitions are significantly different from the risks associated with our loans and foreclosed real estate that are not covered under the FDIC loss share agreements. As of June 30, 2012, our covered loans totaled $814.6 million and our uncovered loans totaled $402.4 million. Given the FDIC loss share protection for our covered loans, our business model since April 30, 2010 and for the immediate future relies heavily on our loss share resolution business and on the income generated from the remediation and disposal of the assets we acquired from the FDIC, rather than interest earned on loans and other assets like a traditional community bank

        Both the Commercial Loss Agreement and the Single Family Loss Agreement for each of our acquisitions contain specific terms and conditions regarding the management of the covered assets that we must follow to receive reimbursement on losses from the FDIC. In general, under the loss share agreements, we must:

  •
  manage and administer covered loans and other assets and collect and effect charge-offs and recoveries in a manner consistent with our usual and prudent business and banking practices and, with respect to single family shared-loss loans, customary servicing procedures;

  •
  exercise our best judgment in managing, administering and collecting amounts on covered loans and other assets and effecting charge-offs with respect to covered loans and other assets;

  •
  use commercially reasonable efforts to maximize recoveries with respect to losses on single family shared-loss loans and use our best efforts to maximize collections with respect to shared-loss assets under the Commercial Loss Agreement;

  •
  retain sufficient staff to perform the duties under the loss share agreements;

  •
  adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Commercial Loss Agreement;

  •
  comply with the terms of the modification guidelines approved by the FDIC or another federal agency for any single-family shared-loss loan; and

  •
  file quarterly certificates with the FDIC specifying the amount of losses, charge-offs and recoveries.

        In addition, under the Commercial Loss Agreement, coverage will be lost on a covered loan if we make certain advances, amendments, modifications, renewals or extensions that are not permitted under the agreement. For instance, coverage will be lost if we make any additional advance or commitment on a covered loan unless:

  •
  the advance or commitment is made within one year of the acquisition date;

  •
  total advances are less than 10% of the loan's book value; and

  •
  such advances are made in good faith and supported by documentation in the credit files and in accordance with our credit policy guidelines.

        Covered loans also cannot be amended, modified, renewed or extended, or any term, right or remedy thereunder waived, unless made in good faith and otherwise in accordance with our credit policy guidelines, provided that no such amendment, modification, renewal, extension or waiver can:

  •
  extend the term of the loan beyond the end of the final quarter in which the agreement terminates (or beyond the term of the loan as currently in effect);

  •
  increase the amount of principal under a term loan (unless such increase is a permitted advance described above); or

  •
  increase the maximum amount of principal authorized under a revolving line of credit.

        Under both the Single Family Loss Agreement and Commercial Loss Agreement, the FDIC is not required to make any payments with respect to any charge-off or loss event that it determines we should not have effected. For instance, under the Single Family Loss Agreement, the FDIC can deny coverage if it finds we failed to undertake reasonable and customary loss mitigation efforts in accordance with the applicable modification guidelines or failed to follow customary servicing procedures. Under both loss share agreements, the FDIC must provide the Bank with notice and an opportunity to cure any such deficiency. Any unresolved disputes with the FDIC regarding losses or payments will be subject to binding arbitration.

        To ensure compliance with the terms and conditions of the loss share agreements, we use several departments to monitor, manage and administer the different aspects of the loss share agreements.

        We have three Special Assets Groups, each with a Regional Manager located in Port Huron, Michigan, Mount Clemens, Michigan and Lake Geneva, Wisconsin. These groups are part of our credit administration function and report to our Chief Credit Officer. The Special Assets Regional Managers are all experienced workout managers. In addition, a majority of our Special Assets officers have 20 or more years of experience in commercial lending and commercial collections. The immediate objective of our Special Assets Groups are to remediate the covered problem assets to a satisfactory level of performance or, when that cannot be achieved, liquidate the collateral securing a loan in a manner to minimize the loss to us and the FDIC.

        In addition, the Special Assets Group maintains a Loss Share Department within Special Assets whose function is to assist in the administration of acquired assets to insure that we are in compliance with the requirements of the various loss share agreements with the FDIC, to act as the liaison between the FDIC and the Special Assets and Collection Officers, to keep accurate accounting records of loss share activity to insure the integrity of our financial reporting and to insure compliance with the loss share agreements.

Lending Activities

  General

        We offer a range of lending services, including commercial and industrial loans, commercial and residential real estate loans, real estate construction loans, and consumer loans. Our customers are generally commercial businesses, agricultural, professional services and retail consumers within our market areas. At June 30, 2012, we had net total loans of $1.14 billion, representing 52% of our total assets. Net total loans is the remaining balance after subtracting the accretable discount, non-accretable discount, allowance for loan losses and unamortized loan origination fees, net.

        We recorded the loans we acquired in each of our FDIC-assisted acquisitions at their estimated fair values on the date of each acquisition. We calculated the fair value of loans by discounting projected future cash flows from the loan using estimated market discount rates that reflect the credit risk inherent in the loan at the date of acquisition. We refer to the excess cash flows expected at acquisition over the estimated fair value as the "accretable discount." The accretable discount is accreted into interest income over the expected remaining life of the loan. The "non-accretable discount" is the difference, calculated at acquisition, between contractually required payments and the cash flows expected to be collected. Cash flow expectation are re-estimated periodically for purchased credit impaired loans which involves complex cash flow projections and significant judgment on timing of loan resolution. If our assumptions prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio.

  Commercial and Industrial Loans

        At June 30, 2012, commercial and industrial loans amounted to $286.0 million, or 24% of our total loan portfolio. Of these loans, 59% are covered by loss share agreements with the FDIC. We make loans for commercial purposes in various lines of businesses, including the manufacturing industry, agricultural, service industry and professional service areas. While these loans may have real estate as partial collateral, they are generally considered to have greater risk than first or second mortgages on real estate because these loans may be unsecured or, if they are secured, the value of the non-real estate collateral may be difficult to assess and more likely to decrease in value than real estate, and the control of the collateral is more at risk.

  Commercial and Residential Real Estate Loans

        Loans secured by real estate are the principal component of our loan portfolio. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness and ability to repay the loan. When we make new real estate loans, we obtain a security interest in real estate whenever possible, in addition to any other available collateral, to increase the likelihood of the ultimate repayment of the loan. To control concentration risk, we monitor collateral type and industry concentrations within this portfolio.

        As of June 30, 2012, loans secured by first or second mortgages on real estate comprised $870.1 million, or 71% of our loan portfolio. Of these loans, 71% are covered by loss share agreements with the FDIC. These loans generally fall into one of two categories: commercial real estate loans or residential real estate loans.

  •
  Commercial Real Estate Loans.  At June 30, 2012, commercial real estate loans amounted to $599.8 million, or 49% of our loan portfolio. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in our commercial real estate portfolio by emphasizing loans secured by owner-occupied office buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We also generally require that a borrower's cash flow exceeds 110% to 120%% of monthly debt service obligations. To ensure secondary sources of payment and liquidity to support a loan, we typically review the personal financial statements of the principal owners and require their personal guarantees.

  •
  Residential Real Estate Loans.  We generally originate and hold short-term first mortgages and traditional second mortgage residential real estate loans and home equity lines of credit. With respect to fixed and adjustable rate long-term residential real estate loans with terms of up to 30 years, we typically originate these loans for third-party investors. At June 30, 2012, residential real estate loans amounted to $270.3 million, or 22% of our loan portfolio of which home equity loans and lines of credit comprised $82.2 million, or 30% of the residential real estate loan portfolio. Generally, at the inception of the loan, we limit the loan-to-value ratio on our residential real estate loans to 80%. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 35 months or less, and we generally limit the extension of credit to less than 80% of the available equity of each property.

  Real Estate Construction Loans

        At June 30, 2012, real estate construction loans amounted to $36.1 million, or 3% of our loan portfolio. Of these loans, 94% are covered by loss share agreements with the FDIC. We offer fixed and adjustable rate residential and commercial real estate construction loans to builders and developers and to consumers who wish to build their own homes. The term of our real estate construction loans generally is limited to 18 months. In some instances a real estate construction loan may have a longer amortization period, with a balloon maturity of not more than five years. Real estate construction loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the subsequent lease-up and/or sale of the property. Specific risks include:

  •
  cost overruns;

  •
  mismanaged construction;

  •
  inferior or improper construction techniques;

  •
  economic changes or downturns during construction;

  •
  a downturn in the real estate market;

  •
  rising interest rates which may prevent sale of the property; and

  •
  failure to lease-up or sell completed projects in a timely manner.

        We attempt to reduce the risks associated with real estate construction loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 75%. Generally, we do not build interest reserves into loan commitments but require periodic cash payments for interest from the borrower's cash flow.

        We make residential land loans to both commercial entities and consumer borrowers for the purpose of financing land upon which to build a residential home. Residential land loans are reclassified as residential construction loans once construction of the residential home commences. These loans are further categorized as:

  •
  pre-sold commercial, which is a loan to a commercial entity with a pre-identified buyer for the finished home;

  •
  owner-occupied consumer, which is a loan to an individual who intends to occupy the finished home; and

  •
  non owner-occupied commercial (speculative), which is a loan to a commercial entity intending to lease or sell the finished home.

        We make commercial land loans to commercial entities for the purpose of financing land on which to build a commercial project. These loans are for projects that typically involve small-and medium-sized single and multi-use commercial buildings.

        We make commercial construction loans to the borrower for the purpose of financing the construction of a commercial development. These loans are further categorized depending on whether the borrower intends (a) to occupy the finished development (owner-occupied) or (b) to lease or sell the finished development (non owner-occupied).

  Consumer Loans

        At June 30, 2012, consumer and other loans amounted to $24.8 million, or 2% of our loan portfolio. Of these loans, 67% are covered by loss share agreements with the FDIC. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. We underwrite consumer loans based on the borrower's income, current debt level, balance sheet composition, past credit history and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 60 months. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we may offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans not secured by real estate are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value, and is more difficult to control, than real estate.

  Loan Approval

        Certain credit risks are inherent in making loans. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. We employ consistent analysis and underwriting to examine credit information and prepare underwriting documentation. We monitor and approve exceptions to policy as required, and we also track and address technical exceptions.

        Our loan approval policy contains modest officer lending limits, with approval concurrence between the market manager and credit officer for all loans. As such, no lending officer can approve credit acting alone, regardless of the size of the loan. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for non-consumer and non-residential mortgage loans that are set by our Asset—Liability Committee.

  Credit Administration and Loan Review

        Each loan officer has the primary and initial responsibility for appropriately risk rating each loan. Our loan monitoring department is responsible for the ongoing servicing, review and management of loans, once a loan is made. This monitoring process includes an active review of loan risk ratings and management of our ALL. Our chief credit officer is responsible for maintaining a loan risk rating system which both facilitates the continuous monitoring of the quality of our loan portfolio and helps identify existing and potential problem loans so that our management team can employ and develop plans for corrective action.

        Our Board of Directors supports a strong loan review program and is committed to its effectiveness as part of the independent process of assessing our lending activities. We have communicated to our lending staff that the identification of emerging problem loans begins with the lending personnel knowing their customer and actively monitoring their customer relationships. The loan review process is meant to augment this active management of customer relationships and to provide an independent and broad-based look into our lending activities. The end goal of a thorough and consistently applied loan review program is multi-faceted.

        Our loan monitoring department reports to Internal Audit and the Audit Committee of the Board of Director to ensure its independence and objectivity and the Audit Committee provides a quarterly summary of that describes trends and identifies significant changes in the overall quality of the portfolio identified by the loan monitoring department. The examinations performed by the loan monitoring department are based on risk assessments of individual loan commitments within our loan portfolio over a period of time. At the conclusion of each unit review, the loan monitoring department provides senior management with a report that summarizes the findings of the review. At a minimum, the report addresses risk rating accuracy, compliance with regulations and policies, loan documentation accuracy, the timely receipt of financial statements, and any additional material issues.

  Lending Limits

        Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank's capital and unimpaired surplus, or 25% if the loan is fully secured. This limit increases or decreases as the Bank's capital increases or decreases. Based upon the capitalization of the Bank at June 30, 2012, our legal lending limits were approximately $30.1 million (15%) and $50.2 million (25%) and we maintained an internal lending limit of $25.0 million. In addition, regardless of our internal lending limit, our Senior Loan Committee has set a hold limit of $10.0 million. We may seek to sell participations in our larger loans to other financial institutions, which will allow us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits. In the current economic environment, however, it has been difficult to sell participations to other financial institutions. As market conditions improve and banks are in need of loan growth, however, we expect to be able to sell participations in soundly underwritten loans.

Deposit Products

        We offer a full range of deposit services that are typically available in most banks and savings institutions, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. Transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market areas. In addition, we offer certain retirement account services. We solicit accounts from individuals, businesses, associations, organizations and governmental authorities. We believe that our branch infrastructure will assist us in obtaining deposits from local customers in the future.

Employees

        As of June 30, 2012, we had 696 full-time employees and 100 part-time employees.

Properties

        Our principal executive offices and the Bank's main office is located at 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084. In addition, we operate 33 additional branches located in Michigan and 13 additional branches located in Wisconsin. We lease our main office, four of our branches in Michigan and one of our branches in Wisconsin. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm's-length bargaining.

Legal Proceedings

        From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Change in Independent Registered Public Accounting Firm

        On July 28, 2010, we dismissed Rehmann Robson P.C. as our independent registered public accounting firm and engaged Crowe Horwath LLP as our independent registered public accounting firm. The decision to change the independent auditors was approved by our audit committee.

        Rehmann Robson P.C. did not provide any reports on our financial statements for either of the past two fiscal years. During the last two fiscal years and subsequent interim periods preceding our dismissal of Rehmann Robson P.C., there were no disagreements with Rehmann Robson P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Rehmann Robson P.C. , would have caused Rehmann Robson P.C. to make reference to the subject matter of the disagreements in connection with its report.

        We have provided Rehmann Robson P.C. with a copy of the disclosures contained in this report, and have requested Rehmann Robson P.C. to furnish us a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, [    •    ] is filed as Exhibit 16.

        During the two fiscal years and subsequent interim period preceding our engagement of Crowe Horwath LLP, we did not consult with Crowe Horwath LLP regarding the application of accounting principles to a specific completed or contemplated transaction or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with Crowe Horwath LLP regarding the type of audit opinion that might be rendered on our financial statements.

        Our audit committee participated in and approved the decision to change our independent auditors.

 SUPERVISION AND REGULATION

        Both Talmer Bancorp, Inc. and Talmer Bank and Trust are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect consumers and not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control or new federal or state legislation may have on our business and earnings in the future.

        The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of those laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Recent Legislative and Regulatory Initiatives to Address the Financial and Economic Crises

        Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than 36 months. These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. Dramatic slowdowns in the housing industry, due in part to falling home prices and increasing foreclosures and unemployment, have created strains on financial institutions. Many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance. In response to the challenges facing the financial services sector, the following regulatory and governmental actions have recently been enacted.

  The Dodd-Frank Wall Street Reform and Consumer Protection Act

        On July 21, 2010, President Obama signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act which, among other things, changes the oversight and supervision of financial institutions, introduces minimum capital requirements, creates a new federal agency to regulate consumer financial products and services and implements changes to corporate governance and compensation practices. The act is focused in large part on the financial services industry, particularly large bank holding companies with consolidated assets of $50 billion or more, and contains a number of provisions that will affect us, including:

  •
  Minimum Leverage and Risk-Based Capital Requirements.  Under the act, the appropriate Federal banking agencies are required to establish minimum leverage and risk-based capital requirements on a consolidated basis for all insured depository institutions and bank holding companies, which can be no less than the currently applicable leverage and risk-based capital requirements for depository institutions. As a result, Talmer Bancorp, Inc. and Talmer Bank and Trust will be subject to the same capital requirements and must include the same components in regulatory capital.

  •
  Deposit Insurance Modifications.  The act modifies the FDIC's assessment base upon which deposit insurance premiums are calculated. The new assessment base will equal our average total consolidated assets minus the sum of our average tangible equity during the assessment period. The act also permanently raises the standard maximum insurance amount to $250,000 and, through December 31, 2012, provides unlimited insurance coverage for noninterest-bearing demand transaction accounts.

  •
  Creation of New Governmental Authorities.  The act creates various new governmental authorities such as the Financial Stability Oversight Council and the Bureau of Consumer Financial Protection (the "CFPB"), an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products. The CFPB officially came into being on July 21, 2011, and rulemaking authority for a range of consumer financial protection laws (such as the Truth in Lending Act, the Electronic Funds Transfer Act and the Real Estate Settlement Procedures Act, among others) transferred from the federal prudential banking regulators to the CFPB on that date. The act gives the CFPB authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with these federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets for compliance with federal consumer laws will remain largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. The CFPB also has supervisory and examination authority over certain nonbank institutions that offer consumer financial products. The act identifies a number of covered nonbank institutions, and also authorizes the CFPB to identify additional institutions that will be subject to its jurisdiction. Accordingly, the CFPB may participate in examinations of the Bank, which currently has assets of less than $10 billion, and could supervise and examine our other direct or indirect subsidiaries that offer consumer financial products or services. In addition, the act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

  •
  Executive Compensation and Corporate Governance Requirements.  The act requires us to include, at least once every three years, a separate non-binding "say on pay" vote in our proxy statement by which shareholders may vote on the compensation of our named executive officers. In addition, the act also includes provisions that may impact our corporate governance. For instance, the act grants the SEC authority to issue rules that allow shareholders to nominate directors by using the company's proxy solicitation materials and requires the SEC to adopt rules:

  •
  prohibiting the listing of any equity security of a company that does not have an independent compensation committee; and

  •
  requiring all exchange-traded companies to adopt clawback policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements.

        Many provisions of the act require the adoption of additional rules to implement the changes. In addition, the act mandates multiple studies that could result in additional legislative action. Governmental intervention and new regulations under these programs could materially and adversely affect our business, financial condition and results of operations.

  Basel III

        Internationally, both the Basel Committee on Banking Supervision (the "Basel Committee") and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation, and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III").

        On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with full implementation by January 2019.

        In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, if implemented by the U.S. banking agencies and fully phased-in, would require certain bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by U.S. banking regulators in developing new regulations applicable to other banks in the United States, including those developed pursuant to directives in the Dodd-Frank Act.

        The Basel III final capital framework, among other things, (a) introduces as a new capital measure "Common Equity Tier 1" ("CET1"), (b) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (c) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (d) expands the scope of the adjustments as compared to existing regulations.

        If fully phased in on January 1, 2019, Basel III would require certain banks to maintain (a) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (b) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (c) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (d) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

        Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

        The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

        The implementation of the Basel III final framework will is anticipated to commence January 1, 2013. On that date, affected banking institutions would be required to meet the following minimum capital ratios:

  •
  3.5% CET1 to risk-weighted assets;

  •
  4.5% Tier 1 capital to risk-weighted assets; and

  •
  8.0% Total capital to risk-weighted assets.

        The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

        Implementation of the deductions and other adjustments to CET1 is anticipated to begin on January 1, 2014 and to be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer is anticipated to begin on January 1, 2016 at 0.625% and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

        The U.S. banking agencies have indicated informally that they expect to adopted implementing regulations in 2012. Notwithstanding its release of the Basel III framework as a final framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally systemically important financial institutions. In addition to Basel III, Dodd-Frank requires or permits the Federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Further, new regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Talmer Bancorp, Inc.

        We own 100% of the outstanding capital stock of the Bank, and therefore we are required to be registered as a bank holding company under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and the regulations promulgated under it. As a bank holding company located in Michigan, the Michigan Office of Financial and Insurance Regulation also regulates and monitors our operations.

        Permitted Activities.    Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

  •
  banking or managing or controlling banks;

  •
  furnishing services to or performing services for its subsidiaries; and

  •
  any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

        Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

  •
  factoring accounts receivable;

  •
  making, acquiring, brokering or servicing loans and usual related activities;

  •
  leasing personal or real property;

  •
  operating a non-bank depository institution, such as a savings association;

  •
  trust company functions;

  •
  financial and investment advisory activities;

  •
  conducting discount securities brokerage activities;

  •
  underwriting and dealing in government obligations and money market instruments;

  •
  providing specified management consulting and counseling activities;

  •
  performing selected data processing services and support services;

  •
  acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

  •
  performing selected insurance underwriting activities.

        As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but we may elect that status in the future as our business matures. If we were to elect in writing for financial holding company status, we would be required to be well capitalized and well managed, and each insured depository institution we control would also have to be well capitalized, well managed and have at least a satisfactory rating under the CRA (discussed below).

        The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

        Change in Control.    In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated under them, require Federal Reserve approval before any person or company acquires "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

        Source of Strength.    There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the FDIC Improvement Act, to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

        The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

        In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

        The Federal Deposit Insurance Act also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our bank.

        Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

        Capital Requirements.    The Federal Reserve imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "Talmer Bank and Trust—Prompt Corrective Action." Subject to our capital requirements and certain other restrictions, including the consent of the Federal Reserve, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Talmer Bank and Trust—Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Talmer Bank and Trust

        The Bank operates as a state bank incorporated under the laws of the State of Michigan and is subject to examination by the Michigan Office of Insurance and Financial Regulation and the FDIC. Deposits in the Bank are insured by the FDIC up to the standard deposit insurance amount of $250,000. Through December 31, 2012 all non-interest bearing transaction accounts are fully insured, regardless of the account balance and ownership capacity of the funds.

        The Michigan Office of Insurance and Financial Regulation and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:

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  security devices and procedures;

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  adequacy of capitalization and loss reserves;

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  loans;

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  investments;

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  borrowings;

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  deposits;

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  mergers;

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  issuances of securities;

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  payment of dividends;

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  interest rates payable on deposits;

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  interest rates or fees chargeable on loans;

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  establishment of branches;

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  corporate reorganizations;

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  maintenance of books and records; and

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  adequacy of staff training to carry on safe lending and deposit gathering practices.

        These agencies, and the federal and state laws applicable to the Bank and its operations, extensively regulate various aspects of the banking business, including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

        All insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency and their state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

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  internal controls;

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  information systems and audit systems;

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  loan documentation;

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  credit underwriting;

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  interest rate risk exposure; and

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  asset quality.

  FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions

        The Bank, the Company, the Company's Chief Executive Officer and certain of our investors must comply with the applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions (the "FDIC Policy Statement"). The FDIC Policy Statement imposes restrictions and requirements on certain institutions and their investors, to the extent that those institutions seek to acquire a failed bank from the FDIC. Certain provisions of the FDIC Policy Statement are summarized below. They include a higher capital requirement for the Bank and a three-year restriction on the sale or transfer of our securities by those investors covered by the FDIC Policy Statement. As the agency responsible for resolving failed banks, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC adopted the FDIC Policy Statement on August 26, 2009. The FDIC issued guidance under the FDIC Policy Statement on January 6, 2010 and April 23, 2010.

        The FDIC Policy Statement imposes the following provisions, among others, on those institutions and investors to which it applies. First, the institution is required to maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be well capitalized under regulatory standards during the remaining period of ownership of the covered investors. This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, covered investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, the institution is prohibited from extending credit to its covered investors and to affiliates of its covered investors. Fourth, covered investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions. The FDIC has interpreted this prohibition to apply to a wide range of non-U.S. jurisdictions. In its guidance, the FDIC has required that non-U.S. investors subject to the FDIC Policy Statement invest through a U.S. subsidiary and adhere to certain requirements related to record keeping and information sharing. Fifth, without FDIC approval, covered investors are prohibited from selling or otherwise transferring their securities in the institution for a three-year period following the time of certain acquisitions. The transfer restrictions in the FDIC Policy Statement do not apply to open-ended investment companies that are registered under the Investment Company Act, issue redeemable securities, and allow investors to redeem on demand. Sixth, covered investors may not employ complex and functionally opaque ownership structures to invest in institutions. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that failed institution in an FDIC auction. Eighth, covered investors may be required to provide information to the FDIC, such as with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models. Ninth, the FDIC Policy Statement does not replace or substitute for otherwise applicable regulations or statutes.

  Prompt Corrective Action

        As an insured depository institution, the Bank is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the regulations under it, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

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  Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution:

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  has total capital ratio of 10% or greater; and

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  has a tier 1 capital ratio of 6% or greater; and

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  has a leverage capital ratio of 5% or greater; and

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  is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

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  Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. The institution may not make a capital distribution if it would result in the institution becoming undercapitalized. An adequately capitalized institution:

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  has a total capital ratio of 8% or greater; and

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  has a tier 1 capital ratio of 4% or greater; and

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  has a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

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  Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution:

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  has a total capital ratio of less than 8%; or

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  has a tier 1 capital ratio of less than 4%; or

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  has a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMELS rating system, a leverage capital ratio of less than 3%.

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  Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution:

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  has a total capital ratio of less than 6%; or

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  has a tier 1 capital ratio of less than 3%; or

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  has a leverage capital ratio of less than 3%.

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  Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

        In addition, pursuant to the FDIC Policy Statement to which the Bank is subject, the Bank must at all times maintain a tier 1 common equity to total assets ratio of at least 10% for the first three years from the time of acquisition.

        If the FDIC determines, after notice and an opportunity for hearing, that the institution is in an unsafe or unsound condition, the regulator is authorized to reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

        If the institution is not well capitalized, it cannot accept brokered deposits without prior FDIC approval. Even if approved, rate restrictions will govern the rate the institution may pay on the brokered deposits. In addition, a bank that is undercapitalized cannot offer an effective yield in excess of 75 basis points over the "national rate" paid on deposits (including brokered deposits, if approval is granted for the bank to accept them) of comparable size and maturity. The "national rate" is defined as a simple average of rates paid by insured depository institutions and branches for which data are available and is published weekly by the FDIC. Institutions subject to the restrictions that believe they are operating in an area where the rates paid on deposits are higher than the "national rate" can use the local market to determine the prevailing rate if they seek and receive a determination from the FDIC that it is operating in a high-rate area. Regardless of the determination, institutions must use the national rate to determine conformance for all deposits outside their market area.

        Moreover, if the institution becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the FDIC. The institution also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless it is determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

        An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital, to the owners of the institution if following such a distribution the institution would be undercapitalized.

        As of June 30, 2012, the Bank's regulatory capital surpassed the levels required to be considered "well capitalized" and met the requirements of the FDIC Policy Statement.

        As further described under "Recent Legislative and Regulatory Initiatives to Address the Financial and Economic Crises—Basell III," the Basel Committee released in December 2010 revised final frameworks for the regulation of capital and liquidity of internationally active banking organizations. These new frameworks are generally referred to as "Basel III". Basel III, if implemented by the U.S. banking agencies and fully phased-in, would require certain bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Although the U.S. banking agencies have not yet adopted rules to implement Basel III in the United States, they are likely to do so (at least with respect to the Basel III capital framework) during 2012.

  Transactions with Affiliates and Insiders

        The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

        Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

        The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Those extensions of credit:

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  must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

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  must not involve more than the normal risk of repayment or present other unfavorable features.

        Effective as of July 21, 2011, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

  Branching

        Michigan chartered banks, such as the Bank, have the authority under Michigan law to establish branches throughout Michigan and in any state, the District of Columbia, any U.S. territory or protectorate, and foreign countries, subject to the receipt of all required regulatory approvals. Furthermore, the Dodd-Frank Wall Street Reform and Consumer Protection Act authorizes a state or national bank to branch into any state as if they were chartered in that state.

  Anti-Tying Restrictions

        Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that:

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  the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or its subsidiaries; or

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  the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.

Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

  Community Reinvestment Act

        The Community Reinvestment Act requires a financial institution's primary regulator, which is the FDIC for the Bank, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the institution. Additionally, the institution must publicly disclose the terms of various Community Reinvestment Act-related agreements.

  Finance Subsidiaries

        Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of June 30, 2012, the Company did not have any financial subsidiaries.

  Consumer Protection Regulations

        Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

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  the Dodd-Frank Wall Street Reform and Consumer Protection Act that created the Bureau of Consumer Financial Protection within the Federal Reserve, which has broad rule-making authority over a wide range of consumer laws that apply to all insured depository institutions;

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  the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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  the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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  the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in extending credit;

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  the Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

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  the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and

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  the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

        The deposit operations of the Bank also are subject to federal laws, such as:

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  the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

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  the Truth in Savings Act, which requires depositor institutions to provide disclosures so that consumers can make meaningful comparisons amount depository institutions.

  Enforcement Powers

        The Bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,375,000 a day for those violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. These orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts or take other actions as determined by the ordering agency to be appropriate.

  Anti-Money Laundering

        Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act, enacted in 2001 and renewed in 2006, as described below. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

  USA PATRIOT Act

        The USA PATRIOT Act became effective on October 26, 2001 and amended the Bank Secrecy Act. The USA PATRIOT Act provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including:

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  requiring standards for verifying customer identification at account opening;

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  rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;

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  reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and

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  filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

        The USA PATRIOT Act requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

        Under the USA PATRIOT Act, FinCEN can send the Bank lists of the names of persons suspected of involvement in terrorist activities or money laundering. The Bank can be requested to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must report those relationships or transactions to FinCEN.

  The Office of Foreign Assets Control

        The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries, and narcotics traffickers. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or block the transactions on the account. The Bank has appointed an compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks using software that is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

  Privacy and Credit Reporting

        Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. The Bank's policy is not to disclose any personal information unless permitted by law.

        Like other lending institutions, the Bank uses credit bureau data in its underwriting activities. Use of that data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 authorizes states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the act.

  Payment of Dividends

        The Company is a legal entity separate and distinct from its subsidiary. While there are various legal and regulatory limitations under federal and state law on the extent to which our Bank can pay dividends or otherwise supply funds to the Company, the principal source of the Company's cash revenues is dividends from our Bank. The relevant federal and state regulatory agencies also have authority to prohibit a bank or bank holding company, which would include the Company and the Bank, from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute an unsafe or unsound practice in conducting its business.

        Under Michigan law, the Bank cannot declare or pay a cash dividend or dividend in kind unless the Bank will have a surplus amounting to not less than 20% of its capital after payment of the dividend. In addition, the Bank may pay dividends only out of net income then on hand, after deducting its losses and bad debts. Further, the Bank may not declare or pay a dividend until cumulative dividends on preferred stock, if any, are paid in full. These limitations can affect the Bank's ability to pay dividends.

  Check 21

        The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

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  allowing check truncation without making it mandatory;

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  requiring every financial institution to communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

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  legalizing substitutions for and replacements of paper checks without agreement from consumers;

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  retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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  requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

  •
  requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

  Effect of Governmental Monetary Policies

        Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important effect on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects on the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. We cannot predict the nature or effect of future changes in monetary and fiscal policies.

  Insurance of Accounts and Regulation by the FDIC

        Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund.

        Due to the large number of bank failures over the past three years, and in conjunction with the FDIC's Temporary Liquidity Guarantee Program, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009 that raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution's assessment base for the second quarter of 2009. In addition, the FDIC required financial institutions like us to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 to re-capitalize the Deposit Insurance Fund.

        In December 2010, the FDIC set the designated reserve ratio of the Deposit Insurance Fund to 2.0% of insured deposits. The reserve ratio is higher than the minimum reserve ratio of 1.35% as set by the Dodd-Frank Act. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on insured depository institutions with consolidated assets of less than $10 billion. On February 7, 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The final rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. The final rule also adopts a "scorecard" assessment scheme for financial institutions with more than $10 billion in assets. Both changes in the assessment system were effective as of April 1, 2011 and were payable at the end of September 2011.

        The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, remain insured for a period of six months to two years, as determined by the FDIC.

  Proposed Legislation and Regulatory Action

        New regulations and statutes are regularly proposed that contain wide-ranging provisions for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

 MANAGEMENT

Executive Officers and Directors

        Our executive officers and their ages and positions with us as of September 26, 2012 are as follows:

Name	Age	Position
Executive Officers:
David T. Provost	58	President, Chief Executive Officer and Director
Dennis Klaeser	54	Chief Financial Officer and Executive Managing Director
Gary Collins	54	Vice Chairman of the Company and Bank, Director
James T. Dunn	53	Chief Credit Officer and Executive Managing Director
Thomas C. Shafer	53	Vice Chairman of the Company, Executive Managing Director and Chief Lending Officer
Gary Torgow	56	Chairman of the Company and Board of Directors
Non-Executive Directors:
Max A. Berlin	41	Director
Donald A. Coleman	60	Director
Paul E. Hodges, III	58	Director
Ronald A. Klein	54	Director
David G. Leitch	51	Director
Robert H. Naftaly	74	Director
Albert W. Papa	61	Director
Wilbur L. Ross, Jr.	75	Director
Thomas L. Schellenberg	65	Director
Arthur A. Weiss	63	Director

        The business experience and background of each of our directors and executive officers is provided below. Our directors are elected at each annual shareholders meeting to serve a one-year term expiring at the next annual shareholders meeting and until their successors are elected and qualified.

Executive Officers

David T. Provost, President, Chief Executive Officer and Director

        David T. Provost, President and Chief Executive Officer, has been a director since December 2009. Mr. Provost has served as President and Chief Executive Officer of the Company and the Bank since early 2008. Prior to joining us, Mr. Provost served as Chairman and Chief Executive Officer of The PrivateBank—Michigan, a $700 million subsidiary of Chicago-based PrivateBancorp, Inc., and its subsidiary, The PrivateBank, formerly known as The Bank of Bloomfield Hills. Mr. Provost served as President and Chief Executive Officer of Bloomfield Hills Bancorp, and Chairman and Chief Executive Officer of The PrivateBank. Prior to his leadership role at The PrivateBank, Mr. Provost served 13 years in various capacities at Manufacturers National Bank of Detroit and Manufacturers National Bank of Novi, now known as Comerica Bank. Mr. Provost serves as a member of the Board of Directors and Chairman of the Audit Committee for Plastipak Packing, Inc. Mr. Provost has extensive banking experience and has been an integral part of the daily operations since 2008. His breadth of experience, institutional knowledge of the company, and leadership skills are critical assets to the board.

Dennis Klaeser, Chief Financial Officer and Executive Managing Director

        Dennis Klaeser has served as our Chief Financial Officer and an Executive Managing Director since May 2010. Prior to joining us, Mr. Klaeser was a senior Midwest bank analyst with Raymond James from April 2009 to May 2010. From 2003 until 2009, he was Chief Financial Officer of PrivateBancorp, Inc., where was responsible for financial and accounting functions as well as strategic planning, capital markets, SEC, regulatory and board reporting, SOX, and investor relations. From 2002 through 2003, Mr. Klaeser was Managing Director and Head of the Financial Institutions Group for Anderson Corporate Finance, a division of Arthur Andersen, where he was responsible for advising financial institutions on complex M&A transactions, restructuring, and divestures. Mr. Klaeser also spent seven years as an investment banker and was head of the Financial Institutions Group at EVEREN Securities and its successor, First Union Securities. During his career, Mr. Klaeser managed more than 30 M&A and capital transactions for financial institutions. He earned an M.B.A. from Northwestern University, Masters of Art degrees in Public Policy and Social Service Administration from The University of Chicago, and a B.A. from Lawrence University.

Gary Collins, Vice Chairman of the Company and Bank and Director

        Gary Collins has been a director since April 2010 and a Vice Chairman of the Company and the Bank since early 2011. Mr. Collins has over 30 years of banking experience in the Chicago and Midwest markets where he most recently served as Chairman and Co-Chief Executive Officer of Lake Shore Wisconsin Corporation prior to joining Talmer. He was a founding managing director of The PrivateBank and Trust Company—Chicago and served as Co-Vice Chairman and a member of The PrivateBank and Trust Company's board of directors. During his tenure, The PrivateBank experienced loan and core deposit growth in excess of 22% compounded annually and by 2007 had a total of $3 billion in assets. Mr. Collins is a finance graduate of DePaul University, Chicago, and of the Graduate School of Banking, University of Wisconsin. Mr. Collins brings to our board valuable and extensive banking experience gained from managing and overseeing a broad range of operations during his tenure at Lake Shore Wisconsin Corporation and The PrivateBank and Trust Company. His experience in leadership roles and activities at both organizations qualifies him to serve on our board.

James T. Dunn, Chief Credit Officer and Executive Managing Director

        James T. Dunn joined the Bank in May 2008 and now holds the position of Chief Credit Officer and Executive Managing Director. From 2005 to 2008, Mr. Dunn served as a Managing Director of The PrivateBank—Michigan and was responsible for commercial and consumer loan documentation, lending compliance, collection and litigation, and general legal counsel consultation. Prior to his employment at The PrivateBank—Michigan, he was a shareholder and partner at Strobl, Cunningham & Sharp, P.C. and employed at Plunkett & Cooney, P.C. where his practice concentrated on general civil litigation, real estate and bank regulatory matters. Mr. Dunn began his banking career at the Bank of the Commonwealth in 1981. After promotion to lending officer, Mr. Dunn joined First Federal Saving Bank as its Commercial Credit Manager and next joined Michigan National Bank as an Assistant Vice President and Commercial Loan Officer.

Thomas C. Shafer, Vice Chairman of the Company, Executive Managing Director and Chief Lending Officer

        Thomas C. Shafer joined the Bank in May 2010 and has served as a Vice Chairman and Executive Managing Director since 2011. Prior to joining Talmer, Mr. Shafer held various executive level positions with the Citizens Republic Bancorp over a 16 year period, most recently as Executive Vice President, Specialty Banking, which included all large credit exposure clients, healthcare banking, treasury services and trade finances. Previous roles with the Citizens Republic Bancorp included Executive Vice President, Regional Banking, where he managed all of the bank's regions in their four state footprint in

2009 and the East Michigan region in 2008, Executive Vice President of Commercial Banking, Chief Credit Officer and Regional President, Southeast Michigan, where he led the bank's initiative to ender Michigan's largest market. In addition, while serving as an executive at Citizens Republic Bancorp, Mr. Shafer was responsible for overseeing the due diligence, purchase and integration for the acquisition of ten Midwest financial institutions. Prior to joining Citizens Bank, he held numerous positions with Michigan National Bank primarily in Southeast Michigan.

Gary Torgow, Chairman of the Company and the Board of Directors

        Gary Torgowhas been Chairman of the Company and the Board of Directors of the Company since December 2009. Mr. Torgow has also served Talmer Bank and Trust in an executive capacity since January 2010. Prior to joining our company, he served as the Founder and Chairman of the Sterling Group, a Michigan based real estate and development, investment and management company that has acquired, developed and operated a number of landmark properties and businesses in southeast Michigan. Mr. Torgow was also a former Board member of the Bank of Bloomfield Hills and the Michigan Board of The PrivateBank. Mr. Torgow serves on the board and audit committees of Jackson National Life Insurance of New York, and on the boards of Blue Cross Blue Shield of Michigan, Henry Ford Health Systems Foundation and the Community Foundation of Southeastern Michigan. He is also a member of the Michigan Bar Association and earned his Juris Doctor Degree at Wayne State University. Mr. Torgow' extensive experience in banking, business and real estate related endeavors is a valuable asset to the board and provides a unique knowledge of the markets in which we operate.

Board of Directors

        The board currently consists of 13 members. All of the directors other than Messrs. Provost, Collins and Torgow qualify as independent directors under the corporate governance standards of The NASDAQ Global Market, the exchange that we selected in order to determine whether our directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-K.

Max A. Berlin

        Max A. Berlin has been a director since April 2010. Mr. Berlin was the President and Chief Executive Officer of MeasureComp LLC., the leading floor covering computerized measuring system in the industry, until the business was sold to THD At Home Services, Inc., a subsidiary of the Home Depot, Inc., in May 2012. He currently services as Senior Director, THD Measurement Services with THD At Home Services, Inc. Mr. Berlin serves on the board of directors of Providence Hospital, Southfield, and Orthodox Union, New York. He is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Berlin's as experience as the president and chief executive officer of a successful business offers the board management experience, leadership capabilities, financial knowledge and business acumen.

Donald A. Coleman

        Donald A. Colemanhas been a director since April 2010. Mr. Coleman has been the Chairman and Chief Executive Officer of GlobalHue, the nation's largest minority-owned, full-service marketing communications agency, since 1988. He has also served as Chief Executive Officer of MultiConnect Marketing, a public relations, community relations and cause marketing firm, since 2005. Mr. Coleman is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Coleman's managerial and business experience provides us with a unique insight into our sales and marketing activities.

Paul E. Hodges, III

        Paul E. Hodges, IIIhas been a director since April 2010. Mr. Hodges is the Chief Executive Officer of Yottabyte, LLC, a cloud technology platform provider. Mr. Hodgesis the former President and Chief Executive Officer of Codespear LLC, an interoperable communications company, which he sold in January 2007. Mr. Hodges has more than 25 years of high-tech experience, specializing in the areas of enterprise computing, networks and integration services. He was previously the President and Chief Executive Officer of Bloomfield Computer Systems, Hewlett Packard's largest Channel Partner in North America. Mr. Hodges has extensive experience as a successful business owner and also provides the board with expertise in matters relating to technology.

Ronald A. Klein

        Ronald A. Kleinhas been a director since April 2010. Mr. Kleinhas served as a director and Chief Executive Officer of Origen Financial, Inc. and its predecessor since February 1999. Origen Financial, Inc. is a national consumer manufactured home lender and servicer. Mr. Klein is also actively involved with several closely-held companies in the real estate industry and the technology industry. He is a graduate of the University of Michigan Law School. Mr. Klein's financial acumen and his professional experience in the real estate industry are valuable assets to the board.

David G. Leitch

        David G. Leitch has been a director since January 2011. Mr. Leitch has served as General Counsel and Group Vice President of Ford Motor Company since April 2005, where he leads the company's litigation, tax, corporate and intellectual property efforts and is also responsible for the company's General Auditor's Office. Immediately prior to joining Ford, Mr. Leitch served in the White House as Deputy Counsel to President George W. Bush. From June 2001 through December 2002, Mr. Leitch served as Chief Counsel for the Federal Aviation Administration. He is also a past deputy assistant attorney general in the U.S. Department of Justice, Office of Legal Counsel. From 2006-2012, he was Chair of the Supreme Court Fellows Commission. Mr. Leitch also serves as Chair of the National Chamber Litigation Center board of directors. He is a graduate of the University of Virginia School of Law. Mr. Leitch's professional experience as an attorney provides the board with legal insight, and his strong analytical skills are helpful to the board's ability to manage the affairs of a highly regulated company.

Robert H. Naftaly

        Robert H. Naftalyhas been a director since April 2010. Mr. Naftaly is retired as President and Chief Executive Officer of PPOM, an independent operating subsidiary of Blue Cross Blue Shield of Michigan, and as Executive Vice President and Chief Operating Officer of BCBS of Michigan. Previously, Mr. Naftaly served as Vice President and General Auditor of the Detroit Edison Company, and was also the Director of Management and Budget for the State of Michigan. He was a managing partner and founder of Geller & Naftaly, Herbach and Shapiro, a certified public accounting firm. Mr. Naftaly also serves on the board of directors for Sun Communities Inc., and Meadowbrook Inc. He also is a member of the State of Michigan Tax Commission, and he chairs the UAW Retiree Medical Trust VEBA. He is a former director of The PrivateBank—Michigan, a unit of PrivateBancorp, Inc. Mr. Naftaly's expertise in financial and accounting matters for complex organizations provides a valuable resource to the board.

Albert W. Papa

        Albert W. Papahas been a director since April 2010. Mr. Papa has been the Chairman and Chief Executive Officer of Cambridge Consulting Group, one of Michigan's largest privately-held insurance,

benefits, and financial services firms with offices in Michigan and New York, since 1985. Mr. Papa focuses much of his time in working with affluent families in developing estate tax reduction and estate tax payment strategies. He also serves as a consultant for a Fortune Global 50 insurance company as well as providing consulting services to financial services and insurance agencies throughout the United States. Mr. Papa is a long-time and active member of the Advanced Association of Life Underwriters and the Oakland County Estate Planning Council. He also sits on the Board of Directors of EARC, a reinsurance company. He is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Papas expertise in financial and accounting matters as well as his extensive business experience provides the board insight and a unique knowledge of our target customers.

Wilbur L. Ross, Jr.

        Wilbur L. Ross, Jr. has been a director since April 2010. Mr. Ross is an acknowledged industry leader in bankruptcy, restructuring and privatization services, and is one of the leading investors in bankruptcies and out-of-court restructurings. Mr. Ross has assisted in restructuring more than $400 billion of corporate liabilities. Well-known as a skilled negotiator and as an expert in distressed business acquisitions, Mr. Ross has worked on a variety of complex transactions in a broad range of industries. Mr. Ross currently serves on the board of many businesses, including BankUnited, an $11 billion bank headquartered in Florida. He holds an M.B.A. with distinction from Harvard University and an A.B. from Yale University. Mr. Ross's experience both an investor in and member of board of directors of several businesses qualifies him to serve on our board. His experience helps us to identify investment opportunities and manage both growth and risk in our existing business. Mr. Ross serves as the representative of WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. (who we refer to as the "WL Ross Funds") on our Board of Directors. See "Certain Relationships and Related Party Transactions—Arrangements with the WL Ross Funds"

Thomas L. Schellenberg

        Thomas L. Schellenberg has been a director since April 2010. Mr. Schellenberg has been a licensed certified public accountant for over 36 years and licensed attorney for 39 years. He was employed by Touche Ross & Co. (now Deloitte) for almost nine years and served as bank tax expert and tax manager for the Detroit office prior to forming his own CPA firm. Since 1981 he has been President of the tax and business consulting firms of Schellenberg & Bucciero, P.C., Schellenberg & Associates, P.C. and is now a principal of Metzler Locricchio Serra & Co., a certified public accounting firm. Mr. Schellenberg serves on the board of directors of Plastipak Holding Company and its subsidiaries. He is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Schellenberg's experience as a licensed certified public accountant offers the board financial acumen and analytical skills to help us manage our growth and risk in the existing business.

Arthur A. Weiss

        Arthur A.Weisshas been a director since May 2007. Mr. Weissis a shareholder and Chairman of the Board of Directors of the law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, where he has practiced law since 1976. He represents business owners, professionals, corporate executives and corporations with stock and asset sales, debt restructurings, mergers and acquisitions and all aspects of taxation. Mr. Weiss has served on the board of directors of Sun Communities, Inc., a publicly traded REIT that owns and operates manufactured housing communities, since 1996. Mr. Weiss's over 35 years of legal experience provides our board not only with legal insight but also a unique perspective of the markets in which we operate.

Compensation Committee Interlocks and Insider Participation

        From January 2011 until October 2011, our compensation committee consisted of Messrs. Papa, Coleman, Ross and Berlin. Effective October 25, 2011, Messrs. Schellenberg and Klein replaced Messrs. Papa and Coleman on the compensation committee. None of them has at any time been an officer or employee of the Company, and none has had any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. During 2011, none of our executive officers served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that had one or more executive officers serving as a member of the board of directors or compensation committee of the Company.

Summary Compensation Table

        The following table sets forth information concerning all compensation awarded to, earned by or paid to our principal executive and our two other most highly compensated executive officers, collectively referred to as "named executive officers" in this prospectus, for all services rendered in all capacities to us and our subsidiaries for the fiscal year ended December 31, 2011.

	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
David T. Provost	2011	500,000	2,000,000	—	—	—	—	42,110	(3)	2,542,110
Chief Executive
Officer and President
Gary Collins	2011	247,500	195,000	—	675,000	—	—	17,831	(4)	1,135,331
Vice Chairman
Gary Torgow	2011	500,000	500,000	—	—	—	—	34,867	(5)	1,034,867
Chairman

(1)
Bonus award payments include an annual incentive payment determined by the board of directors based on achievement of certain performance criteria, performance of the individual, and other such criteria determined by the board of directors and its compensation committee. In addition, Mr. Provost received a bonus of $1.5 million based on our achievement of certain financial performance metrics sets forth in his employment agreement.

(2)
On March 25, 2011, Mr. Collins was granted an option to purchase 300,000 shares of common stock for $6.50 per share. One-third of the shares vest upon the first, second and third anniversaries of the grant date. The amounts included in this column reflect the aggregate grant date fair value of stock option award. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock option is estimated using the Black-Scholes option pricing model. See note 15 of the December 31, 2011 audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.

(3)
Includes country club dues, automobile allowance, and 401(k) contributions by the company.

(4)
Includes country club dues and 401(k) contributions by the company.

(5)
Includes country club dues, 401(k) contributions by the company, and the payment of health insurance premiums.

Employment Agreements with Named Executive Officers

        We currently have employment agreements with Messrs. Provost and Torgow. We have included below descriptions of the current employment agreements for each of these officers.

David T. Provost—President and Chief Executive Officer of the Company and the Bank

        On March 19, 2010, but effective as of January 1, 2010, we entered into an employment agreement with Mr. Provost to serve as President and Chief Executive Officer of the Company and the Bank and

Chairman of the Bank. Mr. Provost's employment agreement is for an initial five-year term, and will be automatically renewed for successive one-year terms, unless either party provides 160 days' written notice of termination prior to the expiration of the then-current term. Under the employment agreement, Mr. Provost will receive an annual base salary of $500,000, of which $300,000 shall be paid by the Company and $200,000 shall be paid by the Bank. Mr. Provost's base salary may be increased at the sole discretion of the board of directors upon a recommendation by our Compensation Committee.

        In addition to his base salary, Mr. Provost is eligible to receive an annual incentive bonus, as determined by our board of directors and based on our performance, Mr. Provost's performance, and such other criteria as the board of directors and our Compensation Committee may, from time to time, determine. In 2011, Mr. Provost received a bonus of $1.5 million based on our achievement of certain financial performance metrics sets forth in his employment agreement. Further, under the terms of his employment agreement, Mr. Provost was awarded 850,000 options upon the closing of the April 2010 private placement, with one-third of the shares vesting upon the first, second and third anniversaries of the grant date. Mr. Provost is also eligible to receive future option or restricted stock grants as recommended by our Compensation Committee and approved by the board of directors.

        Mr. Provost's employment agreement provides for life, disability, medical, hospitalization and dental insurance for himself and his dependents as is provided to other executive employees and, he may, at his election, participate in all retirement plans, 401(k) and other benefits plans of the Company generally available to our executives. His employment agreement also entitled him to participate in any equity incentive plan, option plan or other employee benefit plan that is generally available to other senior executives.

        We may terminate Mr. Provost's employment with or without cause, and Mr. Provost may terminate his employment with or without good reason. Mr. Provost is also eligible for certain severance benefits upon a change in control. Further detail on our severance obligations to Mr. Provost, including the definitions of "cause", "good reason" and "change in control," are set forth below under the heading "Potential Payments Upon Termination or Change in Control."

        Mr. Provost's employment agreement also contains provisions related to non-competition and non-solicitation that generally preclude Mr. Provost, for a period of 18 months following the termination of the agreement, from engaging, directly or indirectly, in the operation of a bank in Michigan or any other state in which we or one of our subsidiaries operated a bank during the term of his employment agreement, or from diverting from us any trade or business with any customer or supplier with whom Mr. Provost had contact with during his employment, subject to certain conditions and exceptions.

Gary Torgow—Chairman of the Company

        On March 19, 2010, but effective as of January 1, 2010, we entered into an employment agreement with Mr. Torgow to serve as our Chairman and an executive officer of the Company. Mr. Torgow's employment agreement is for an initial five-year term, and will be automatically renewed for successive one-year terms, unless either party provides 160 days' written notice of termination prior to the expiration of the then-current term. Under the employment agreement, Mr. Torgow will receive an annual base salary of $500,000. Mr. Torgow's base salary may be increased at the sole discretion of the board of directors upon a recommendation by its Compensation Committee.

        In addition to his base salary, Mr. Torgow is eligible to receive an annual incentive bonus, as determined by our board of directors and based on our performance, Mr. Torgow's performance, and such other criteria as the board of directors and our Compensation Committee may, from time to time, determine. In addition, under the terms of his employment agreement, Mr. Torgow was awarded 850,000 options upon the closing of the April 2010 private placement, with one-third of the shares vesting upon the first, second and third anniversaries of the grant date. Mr. Torgow is also eligible to receive future option or restricted stock grants as recommended by our Compensation Committee and approved by the board of directors.

        Mr. Torgow's employment agreement provides for life, disability, medical, hospitalization and dental insurance for himself and his dependents as is provided to other executive employees and, he may, at his election, participate in all retirement plans, 401(k) and other benefits plans of the Company generally available to our executives. His employment agreement also entitled him to participate in any equity incentive plan, option plan or other employee benefit plan that is generally available to other senior executives.

        We may terminate Mr. Torgow's employment with or without cause, and Mr. Torgow may terminate his employment with or without good reason. Mr. Torgow is also eligible for certain severance benefits upon a change in control. Further detail on our severance obligations to Mr. Torgow, including the definitions of "cause", "good reason" and "change in control," are set forth below under the heading "Potential Payments Upon Termination or Change in Control." The non-competition and non-solicitation provisions contained in Mr. Torgow's employment agreement are substantially similar to those contained in Mr. Provost's employment agreement, described above.

Outstanding Equity Awards at 2011 Fiscal Year-End

        The following table provides a summary of equity awards outstanding as of December 31, 2011 for the named executive officers.

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
David T. Provost	205,283	(1)	102,641	(1)	—	3.50	11/09/2019	—	—	—	—
	283,333	(2)	566,667	(2)	—	6.00	6/22/2020	—	—	—	—
Gary Collins	8,333	(2)	16,667	(2)	—	6.00	6/22/2020	—	—	—	—
	0		300,000	(3)	—	6.50	3/25/2021	—	—	—	—
Gary Torgow	30,000	(1)	15,000	(1)	—	3.50	11/09/2019	—	—	—	—
	283,333	(2)	566,667	(2)	—	6.00	6/22/2020	—	—	—	—

(1)
One-third of the shares vest upon the first, second and third anniversaries of the grant date of November 9, 2009.

(2)
One-third of the shares vest upon the first, second and third anniversaries of the grant date of June 22, 2010.

(3)
One-third of the shares vest upon the first, second and third anniversaries of the grant date of March 25, 2011.

Potential Payments Upon Termination or Change-in-Control

        Each of the employment agreements for Messrs. Provost and Torgow include certain severance payments upon termination of employment or a change in control of the Company, subject to the executive's execution of a general release and waiver of claims against us or our affiliates. The following discussion addresses such potential payments. The following description of the severance payments apply generally with respect to Messrs. Provost and Torgow, except as specifically noted.

Termination Without Cause by the Company or for Good Reason by the Executive

        Each named executive officer's employment agreement provides that executive's employment may be terminated:

  •
  by either executive or us at any time or for any reason or for no reason upon not less than 60 days prior written notice;

  •
  by us for cause (as defined below) without prior notice;

  •
  by the executive for good reason (as defined below) with prior written notice; and

  •
  upon executive's death or if executive is totally disabled (as defined below).

        For purposes of the employment agreements, "cause" is generally defined to mean the occurrence of any one or more of the following events:

  •
  a material breach of any provision of the employment agreement by executive (after opportunity to cure for 20 days upon receipt of written notice of breach),

  •
  executive's failure or refusal, in any material manner, to perform all lawful services required of him pursuant to his agreement (after opportunity to cure for 20 days upon receipt of written notice of breach),

  •
  executive's commission of fraud, embezzlement or theft, or a crime constituting moral turpitude that renders his continued employment harmful to us,

  •
  executive's misappropriation of Company assets or property, including, without limitation, obtaining reimbursement through fraudulent vouchers or expense reports, or

  •
  executive's conviction or the entry of a plea of guilty or no contest by him with respect to any felony or other crime that adversely affects our reputation or business.

        For purposes of the employment agreements, "good reason" is generally defined to mean the occurrence of any of any one or more of the following events:

  •
  a substantial adverse change in the nature and scope of executive's duties and authority,

  •
  a substantial involuntary reduction in executive's base salary (except for an across-the-board salary reduction similarly affecting all or substantially all employees), or

  •
  the relocation of executive's principal place of employment further than 60 miles from his current principal place of employment.

        With respect to termination by executive for "good reason," executive must give us written notice of the conditions for such termination within 90 days of the executive's knowledge of such conditions and the Company will have 30 days following receipt of such written notice to remedy such conditions.

        If Messrs. Provost's or Torgow's employment is terminated without cause or for good reason, each is entitled to receive (i) any unpaid and accrued base salary, (ii) a lump sum severance payment equal to two times the sum of his then current base salary, and (iii) all of his outstanding stock options would accelerate and become fully vested and exercisable for a period of 90 days following the termination date.

Termination of Employment Due to Death or if Executive is Totally Disabled

        The employment agreements provide for automatic termination of the agreement upon death or if the executive becomes totally disabled. Upon a termination of employment due to death or disability, the officer will receive any earned but unpaid base salary and the executives vested stock options shall continue to be exercisable for a period of 90 days following the date executive's employment is terminated. Total Disability is defined as any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, where executive is unable to engage in substantial gainful activity or he is receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.

Change in Control

        For purposes of the employment agreements, a "change in control" means (i) a sale of all or substantially all of our assets (whether by merger, consolidation or otherwise), or (ii) any other transaction in which all of our shareholders sell or dispose of their shares in the Company, other than a transaction described in clause (i) or (ii) in which our shareholders immediately prior to such transaction possess, directly or indirectly, 50% or more of our total voting power or another surviving, acquiring or controlling entity immediately following such transaction.

        Upon a change in control, each of Mr. Provost and Mr. Torgow would be entitled to a change in control payment equal to two times the sum of his then current base salary, and all of his outstanding stock options would accelerate and become fully vested and exercisable.

Compensation of Directors for Fiscal Year 2011

        Each director receives an annual cash retainer of $25,000 as compensation for his services as a member of the Board of Directors. The chair of the Audit Committee of the Board of Directors receives an additional cash retainer of $10,000. We pay each director one-fourth of the annual applicable fee on a quarterly basis.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Max A. Berlin	25,000	—	—	—	—	—	25,000
Donald A. Coleman	25,000	—	—	—	—	—	25,000
Paul E. Hodges, III	25,000	—	—	—	—	—	25,000
Ronald A. Klein	25,000	—	—	—	—	—	25,000
David G. Leitch(2)	25,000	—	56,250	—	—	—	81,250
Robert H. Naftaly	35,000	—	—	—	—	—	35,000
Albert W. Papa	25,000	—	—	—	—	—	25,000
Wilbur L. Ross, Jr.	25,000	—	—	—	—	—	25,000
Thomas L. Schellenberg	25,000	—	—	—	—	—	25,000
Arthur A. Weiss	25,000	—	—	—	—	—	25,000

(1)
Reflects the aggregate grant date fair value of stock options awarded during 2011, computed in accordance with FASB ASC Topic 718.

(2)
Mr. Leitch received a stock option grant in 2011 upon joining the board of directors.

        The table below shows the aggregate number of stock options held by non-employee directors as of December 31, 2011.

Name	Stock Options (in Shares)	Grant Date
Max A. Berlin	25,000	06/22/2010
Donald A. Coleman	25,000	06/22/2010
Paul E. Hodges, III	25,000	06/22/2010
Ronald A. Klein	25,000	06/22/2010
David G. Leitch	25,000	02/01/2011
Robert H. Naftaly	25,000	06/22/2010
Albert W. Papa	25,000	06/22/2010
Wilbur L. Ross, Jr.	—	—
Thomas L. Schellenberg	25,000	06/22/2010
Arthur A. Weiss	45,000	11/09/2009

(1)
For each stock option, one-third of the shares vest upon the first, second and third anniversaries of the grant date.

        In addition to the compensation described above, non-employee directors are reimbursed for reasonable business expenses relating to their attendance at meetings of our Board of Directors, including expenses relating to lodging, meals and transportation to and from the meetings.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information about the beneficial ownership of our Class A Common Stock as of June 30, 2012 for:

  •
  each person known to us to be the beneficial owner of more than 5% of our Class A Common Stock;

  •
  each named executive officer;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling shareholder.

        Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Talmer Bancorp, Inc., 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 47,089,812 shares of Class A Common Stock outstanding as of June 30, 2012 and [    •    ] shares of common stock outstanding after the completion of this offering.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2012. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(2)
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage
Executive Officers and Directors
David T. Provost(3)	1,289,771	2.7%
Gary Collins(4)	298,951	*
Gary Torgow(5)	1,121,457	2.4%
Max A. Berlin(6)	121,852	*
Donald A. Coleman(7)	52,569	*
Paul E. Hodges, III(8)	197,361	*
Ronald A. Klein(9)	96,953	*
David G. Leitch(10)	17,167	*
Robert H. Naftaly(11)	57,606	*
Albert W. Papa(12)	108,316	*
Wilbur L. Ross, Jr.(13)	10,769,112	22.1%
Thomas L. Schellenberg(14)	537,634	*
Arthur A. Weiss(15)	107,819	*
All executive officers and directors as a group (16) persons	15,263,295	31.5%
Greater than 5% Shareholders(1)
Other Selling Shareholders(1)

*
Represents less than 1% of total outstanding shares, including exercisable options and warrants.

(1)
Information for greater than 5% shareholders and selling shareholders will be provided in a pre-effective amendment to this registration statement.

(2)
Assumes the sale of all shares included in this prospectus. Does not include shares of common stock which may be sold pursuant to the underwriters' option to purchase additional shares of Class A Common Stock.

(3)
Includes 118,379 shares owned by Mr. Provost's spouse and currently exercisable options to purchase 771,949 shares of Class A Common Stock.

(4)
Includes 43,068 shares held in trust for the benefit of Mr. Collins, 47,912 shares held in trust for the benefit of his spouse, and 14,592 shares held in trust for the benefit of his children. Mr. Collins is not the trustee for the trusts in which his spouse and children are beneficiaries. Includes currently exercisable options to purchase 116,667 shares of Class A Common Stock.

(5)
Includes 12,500 shares owned by Mr. Torgow's spouse and currently exercisable options to purchase 596,667 shares of Class A Common Stock.

(6)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(7)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(8)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(9)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(10)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(11)
Includes 40,939 shares owned jointly with Mr. Naftaly's spouse and currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(12)
Includes 91,649 shares owned by Papa Family Investments LLC Includes and currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(13)
Includes 9,000,680 shares of Class A Common Stock and currently exercisable warrants to purchase 1,725,355 shares of Class A Common Stock held by WLR Recovery Fund IV, L.P., and 36,147 shares of Class A Common Stock and currently exercisable warrants to purchase 6,929 shares of Class A Common Stock held by WLR IV Parallel ESC, L.P. (collectively, the "WL Ross Funds"). WLR Recovery Associates IV, LLC is the general partner of WLR Recovery Fund IV, L.P. Invesco WLR IV Recovery Associates, LLC is the general partner of WLR IV Parallel ESC, L.P. Mr. Ross is a member of the investment committee of each WL Ross Fund's general partner, which has investment and voting control over the shares held or controlled by each of the WL Ross Funds. Mr. Ross disclaims beneficial ownership of such shares except for his pecuniary interest therein. Mr. Ross is a member of our board and Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC., the investment advisor to each of the WL Ross Funds. The address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.

(14)
Includes 2,500 shares owned jointly with Mr. Schellenberg's spouse and currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(15)
Includes currently exercisable options to purchase 46,667 shares of Class A Common Stock.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the director and executive officer compensation arrangements discussed above under "Compensation Discussion and Analysis," the following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater shareholders and any of their immediate family members or entities affiliated with them since January 1, 2009. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Arrangements with the WL Ross Funds

        The WL Ross Funds have purchased for aggregate consideration of $55.3 million approximately 19% of our shares of Class A Common Stock in our private placements. The WL Ross Funds have the right to designate one nominee to the Company's and the Bank's Boards of Directors and to have such director serve on up to two committees of the Company's and the Bank's Boards of Directors. The WL Ross Funds' nominating right will terminate at such time as the funds and their affiliates collectively own less than 25% of the original number of shares of Class A Common Stock purchased by the WL Ross Funds in our April 30, 2010 private placement. Mr. Wilbur L. Ross, Jr. currently serves as the WL Ross Funds' representative on the Company's and the Bank's Boards of Directors. See "Management—Board of Directors—Wilbur L. Ross, Jr." for Mr. Ross' biography. In addition, the WL Ross Funds have the right to appoint one non-voting observer to attend all meetings of the Company's and the Bank's Board of Directors until such time as the WL Ross Funds have sold 50% or more of the shares purchased in the April 30, 2010 private placement.

        In consideration of a portion of the purchase price in our April 30, 2010 private placement, we issued an aggregate of 1,623,162 warrants to purchase shares of our Class A Common Stock to the WL Ross Funds. The warrants are exercisable for ten years from the date of issuance and have an exercise price of $6.00 per share. In addition, we paid approximately $174,000 to the WL Ross Funds, as reimbursement for expenses in association with our April 30, 2010 private placement.

        In consideration for a portion of the purchase price of the initial drawdown in our February 21, 2012 private placement, we issued an aggregate of 109,123 warrants to purchase shares of our Class A Common Stock to the WL Ross Funds. The warrants are exercisable for ten years from the date of issuance and have an exercise price of $8.00 per share.

        Under the terms of the Stock Subscription Agreement entered into between us and the WL Ross Funds dated February 21, 2012, in consideration for a portion of the purchase price of any subsequent drawdown of event driven capital, we will issue at the closing of each such subsequent drawdown, warrants exercisable for the number of shares of Class A Common Stock representing, in the aggregate, 4.0% of the shares of Class A Common Stock sold to all investors in the subsequent drawdown, assuming the exercise in full of the warrants issued in such subsequent drawdown. Any warrants issued in connection with a subsequent drawdown will be exercisable for ten years from the date of issuance and have an exercise price of $8.00 per share.

Registration Rights Agreements

        In connection with our 2010 and 2012 private placements, we entered into a registration rights agreement, as amended, for the benefit of WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. (the "WL Ross Funds") with respect to our Class A Common Stock sold to the WL Ross Funds in the private placements. Under the terms of the registration rights agreement, as amended, we agreed to file a shelf registration statement on Form S-1 or such other form under the Securities Act as would allow the WL Ross Funds to resell shares of common stock acquired in the private placements no later than the 30th day prior to the expiration of any resale restrictions pursuant to any bank regulatory obligation or agreement to which the WL Ross Funds are subject (the "resale restrictions"). We must use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as soon practicable, but in no later than 90 days after the filing date. In addition, following the later of (i) any registered public offering of our securities, or (ii) the 30th day prior to the expiration of any resale restrictions, each of the WL Ross Funds has the right to cause us to file a registration statement on Form S-1 or such other form available to us under the Securities Act with respect to all or a portion of our Class A Common Stock held by the WL Ross Funds or their affiliates (the "Demand Registration Statement"); provided, that, we will not be required to file more than three such Demand Registration Statements.

        Under the registration rights agreement, if we intend to file a registration statement that provides for the initial public offering of our common stock (an "IPO Registration Statement"), we are required to provide written notice to the WL Ross Funds. The WL Ross Funds have "piggy-back" registration rights that permit them to have shares of common stock owned by them included in the IPO Registration Statement upon written notice to us within the prescribed time limit. The ability of the WL Ross Funds to register shares under the IPO Registration Statement is subject to the terms of the registration rights agreement. The managing underwriter may under certain circumstances limit the number of shares owned by such holders that are included in the offering.

        In addition, concurrently with the closing of our 2012 private placement, we entered into a registration rights agreement for the benefit of our shareholders with respect to our Class A Common Stock sold in our 2010 and 2012 private placements, other than the WL Ross Funds. Under the terms of the registration rights agreement, we agreed to file with the SEC a shelf registration statement on Form S-1 or such other form under the Securities Act as would allow our shareholders to resell shares of common stock acquired in our private placements no later than (i) June 15, 2012, in the event we have not filed an IPO Registration Statement or (ii) November 7, 2012, in the event we filed an IPO Registration Statement by June 15, 2012, but such IPO Registration Statement had not been declared effective by the SEC by October 31, 2012 (the "Filing Deadline"). We must use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as soon practicable, but in no later than 120 days after the filing date. The applicable Filing Deadline may be waived or extended in writing by the holders of at least 75% of the shares subject to the registration rights agreement and the WL Ross Funds.

        In addition, if we intend to file an IPO Registration Statement prior to February 21, 2014, we are required to provide written notice to each shareholder holding registrable securities. Such shareholders have "piggy-back" registration rights that permit them to have shares of common stock owned by them included in the IPO Registration Statement upon written notice to us within the prescribed time limit. Each such shareholder's ability to register shares under the IPO Registration Statement is subject to the terms of the registration rights agreement. The managing underwriter may under certain circumstances limit the number of shares owned by such holders that are included in the offering.

Jaffe, Raitt, Heuer & Weiss, Professional Corporation

        The law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation acts as our counsel and represents us in various matters. Arthur A. Weiss, one of our directors, is the Chairman of the Board of Directors and a shareholder of such firm. During 2010 and 2011, we paid the law firm approximately $363,000 and $195,000, respectively.

Statement of Policy Regarding Transactions with Related Persons

        Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by us with our affiliates) and the Federal Reserve's Regulation O (which governs certain loans by us to our executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

Other Relationships

        Certain of our executive officers and directors have, from time to time, engaged in banking transactions with the Bank and are expected to continue such relationships in the future. All loans or other extensions of credit made by the Bank to such individuals were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions include summaries of the material terms of our articles of incorporation and bylaws. Because it is a summary, it may not contain all the information that is important to you. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the articles of incorporation, as amended, and the second amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

        Our articles incorporation authorize us to issue 198,000,000 shares of Class A Common Stock, $1.00 par value per share, 2,000,000 shares of Class B Common Stock, $1.00 par value per share and 20,000,000 shares of preferred stock, $1.00 par value per share. As of June 30, 2012, 47,089,812 shares of Class A Common Stock were issued and outstanding. No shares of Class B Common Stock or preferred stock are currently outstanding.

Common Stock

Class A Common Stock and Class B Common Stock

        Our articles of incorporation provide that, except with respect to voting rights and conversion rights applicable to the Class B Common Stock, the Class A Common Stock and Class B Common Stock will have identical rights, powers, preferences and privileges.

  Voting Power

        Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A Common Stock possess all voting power for the election of our directors and all other matters requiring shareholder action. Holders of Class A Common Stock are entitled to one vote per share on matters to be voted on by shareholders. Holders of Class B Common Stock have no voting power and have no right to participate in any meeting of shareholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely alter or change the powers, preference, or rights of the Class B Common Stock would require the approval of the Class B Common Stock voting separately as a class. Except as otherwise provided by law, our articles incorporation or our bylaws or in respect of the election of directors, all matters to be voted on by our shareholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.

  Conversion and Transfer of Class B Common Stock

        Subject to provisions of applicable law, Class B Common Stock is freely transferable but not convertible in the hands of the initial holder. A transferee that receives Class B Common Stock may elect to convert each share of Class B Common Stock into one share of Class A Common Stock in accordance with the provisions set forth in our articles of incorporation.

  Action by Written Consent

        Our articles of incorporation permit shareholder action by written consent by those holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting.

  Dividends

        Holders of Class A Common Stock and Class B Common Stock will be equally entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Class A Common Stock or Class B Common Stock unless the shares of Class A Common Stock and Class B Common Stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of Class B Common Stock shall only be entitled to receive shares of Class B Common Stock and shares of Class A Common Stock shall only be entitled to receive shares of Class A Common Stock.

  Liquidation Distribution

        In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Class A Common Stock and Class B Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to holders of our common stock, after the rights of the holders of the preferred stock have been satisfied.

  Board of Directors

        Each member of our board of directors is elected annually and serves for a one-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

  Preemptive or Other Rights

        In connection with the closing of the April 2010 private placement, we entered into stock subscription agreements that provide each purchaser with a preemptive right to purchase our equity securities in any subsequent offer or sale of our securities, subject to limited exceptions. The preemptive right will allow each purchaser to purchase a portion of any of our newly issued equity securities in an amount that will enable each purchaser to maintain its pro rata ownership interest in us at the time of our delivery of the notice describing the proposed issuance. The preemptive right expires upon the earlier of (i) an initial public offering of our common stock or (ii), the listing of our common stock on a national securities exchange.

        Our shareholders have no other conversion, preemptive or subscription rights (other than the right of holders of shares of Class B Common Stock to convert such shares into shares of Class A Common Stock as described in Conversion and Transfer of Class B Common Stock above) and there are no sinking fund or mandatory redemption provisions applicable to our common stock.

  Ownership Limitation

        The Company is a bank holding company. A holder of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to "control" the Company under applicable regulatory standards may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Policy.

Preferred Stock

        Our articles of incorporation authorizes our Board of Directors to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our Board of Directors determines the specific rights attached to that class or series of preferred stock.

Warrants

  Warrants to Purchase Class A Common Stock

        On February 10, 2010, we issued warrants to purchase 38,855 of our Class A Common Stock to certain private investors. These warrants have a strike price of $10.00 per share and expire April 28, 2017. These warrants have a feature that dictates that the warrants only become exercisable after an eligible capital transaction, which is either an initial public offering or a sale of the Company in which the stock of the Company is valued above certain threshold levels.

        In consideration of a portion of the purchase price in our private placement that closed on April 30, 2010, we issued an aggregate of 1,623,162 warrants to purchase shares of our Class A Common Stock to the WLR Funds. The warrants are exercisable for ten years from the date of issuance and have an exercise price of $6.00 per share.

        In consideration for a portion of the purchase price of the initial drawdown in our February 21, 2012 private placement, we issued an aggregate of 109,123 warrants to purchase shares of our Class A Common Stock to the WLR Funds. The warrants are exercisable for ten years from the date of issuance and have an exercise price of $8.00 per share. Under the terms of the Stock Subscription Agreement entered into between us and the WLR Funds dated February 21, 2012, in consideration for a portion of the purchase price of any subsequent drawdown of event driven capital, we will issue at the closing of each such subsequent drawdown, warrants exercisable for the number of shares of Class A Common Stock representing, in the aggregate, 4.0% of the shares of Class A Common Stock sold to all investors in the subsequent drawdown, assuming the exercise in full of the warrants issued in such subsequent drawdown. Any warrants issued in connection with a subsequent drawdown will be exercisable for ten years from the date of issuance and have an exercise price of $8.00 per share.

  Warrants to Purchase Class B Common Stock

        On April 30, 2010, we issued 390,000 warrants to purchase shares of our Class B Common Stock to the FDIC, as consideration for our acquisition of the assets of CF Bancorp. The warrants are exercisable for ten years following the date of issuance and have an exercise price of $6.00 per share. We also granted the FDIC certain piggyback registration rights with respect to the warrant.

        Under the warrant, if a sale of the Company or disposition of substantially all of our assets or an initial public offering has not occur by April 30, 2020, or if an initial public offering has occurred, but the FDIC does not exercise the warrant, then the FDIC can cause us to pay it a cash fee upon the expiration of the warrant or upon the completion of the initial public offering, as applicable, of an amount per share equal to (i) the product of (x) our tangible book value per share of common stock as of the most recent quarter prior to the exercise of this right, and (y) the prevailing average market price to tangible book multiple of the components underlying the SNL Midwest Bank Index at such date, minus (ii) the exercise price per share of the warrant. Upon the payment of the cash fee, the warrant will terminate.

Certain Anti-Takeover Provisions of Michigan Law and our Articles of Incorporation and Bylaws

        Various provisions of the MBCA, our articles of incorporation and our bylaws could have the effect of discouraging, delaying or preventing a third party from accumulating a large block of our stock, engaging in a tender offer and making offers to acquire us, and of inhibiting a change in control, all of which could adversely affect our shareholders' ability to receive a premium for their shares in connection with such a transaction. Such provisions noted below are intended to encourage persons seeking to acquire control of us to negotiate first with our board of directors and to discourage certain types of coercive takeover practices and inadequate takeover bids. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms. The following paragraphs summarize applicable provisions of the MBCA, our articles of incorporation and our bylaws; for a complete description, we refer you to the MBCA, as well as our articles of incorporation and our bylaws which we have incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Business Combination Act

        Chapter 7A of the MBCA may affect an attempt to acquire control of us. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if there is an advisory statement by the board of directors and the combination is approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied.

        The board of directors has the power to exempt from the provisions of Chapter 7A business combinations with specifically identified or unidentified interested shareholders. Our board of directors has by resolution irrevocably exempted from the provisions of Chapter 7A business combinations with WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P. and their existing or future Affiliates (as defined in Chapter 7A). Wilbur L. Ross, Jr., one of our directors, is the Chief Executive Officer and Chairman of WL Ross & Co. LLC, the investment advisor to each of WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P.

Authorized but Unissued Shares

        Our authorized but unissued shares common stock and preferred stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Blank Check Preferred Stock

        Our board of directors has the authority under our articles of incorporation to issue up to 20,000,000 shares of preferred stock with rights superior to the rights of the holders of common stock without shareholder approval. Our preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

        The effects of the issuance of the preferred stock on the holders of our common stock could include:

  •
  reduction of the amount otherwise available for payments of dividends on our common stock if dividends are payable on the series of preferred stock;

  •
  restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

  •
  dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible "veto" power;

  •
  dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

  •
  restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Number of Directors; Director Removal and Vacancies

        Our bylaws provide that our board of directors by resolution may fix the size of the board, provided that it consists of not less than three and not more than 20 directors. Currently our board of directors is comprised of 13 directors. Under our bylaws directors may be removed only for cause by shareholders holding at least a majority of the shares issued and outstanding and entitled to vote at a special meeting of the shareholders called for that purpose. In addition, our bylaws provide that a majority of the directors then in office may fill any vacancies in the board of directors, and directors so chosen shall serve for a term expiring at the next annual meeting of shareholders.

        These provisions may restrict the ability of third parties to gain control of the board of directors by permitting the incumbent directors to increase the size of the board and fill the newly-created vacancies, and by limiting the ability of third parties to remove incumbent directors and fill the vacancies created by removal with their own nominees.

No Cumulative Voting

        Under the MBCA shareholders may cumulate votes in the election of directors only if a corporation's articles of incorporation so provide. Our articles of incorporation do not provide for cumulative voting in the election of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations; Special Meetings

        Our bylaws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice must be delivered to our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days prior to such anniversary date or delayed by more than 60 days after such anniversary date, then to be timely such notice much be received by us no later than the later of 60 days prior to the date of the meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting is first made by us. Our bylaws also specify certain requirements as to the form and content of a shareholder's notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

        Under our bylaws shareholders have the right to cause special meetings of shareholders to be held only if shareholders owning at least a majority of our capital stock entitled to vote request such a special meeting in writing. Shareholders that wish to nominate candidates for election to the board of directors at a special meeting must provide timely notice of their intent in writing. To be timely, a shareholder's notice must be delivered to our principal executive offices not later than the 10th day following the date on which notice of the special meeting was mailed or public announcement of the special meeting is first made by us. These provisions may preclude our shareholders from calling special meetings of shareholders or from making nominations for directors at special meetings.

Bylaw Amendments

        Our bylaws may be repealed, altered, amended or rescinded by shareholders only upon approval of at least a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of directors cast at a meeting called for that purpose. Our board of directors also has the authority to repeal alter, amend or rescind our bylaws.

Limitation on Liability and Indemnification of Directors and Officers

        Our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for money damages as a result of such director's acts or omissions while acting in a capacity as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the MBCA as in effect from time to time. The MBCA currently provides that a director's liability may not be eliminated or limited in connection with any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA, which imposes liability on directors in connection with certain dividends and distributions in violation of a corporation's articles of incorporation or the MBCA and certain loans to insiders of the corporation; or (iv) an intentional criminal act. Our articles of incorporation also provide that if the MBCA is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent authorized by the MBCA, as so amended.

        Our bylaws generally provide that we will indemnify our directors and officers against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of us and our shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Our bylaws further provide for the advancement of expenses under certain circumstances, provided that the person seeking indemnification undertakes to repay the amount of any such advance if it is ultimately determined that he or she did not meet the standard of conduct, if any, required by the MBCA for the indemnification of him or her under the circumstances.

        We have entered into indemnification agreements with our directors pursuant to which they are indemnified as described above and will be advanced costs and expenses subject to an undertaking to repay any advanced amounts if it is ultimately determined such director is not entitled to indemnification for such costs and expenses.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

        American Stock Transfer & Trust Company is the transfer agent and registrar for our Class A Common Stock.

 UNDERWRITING

        We and the selling shareholders are offering the shares of Class A Common Stock described in this prospectus through the several underwriters (the "Underwriters") for whom [    •    ] and [    •    ] are acting as representatives. We have entered into an underwriting agreement with the Underwriters, dated [    •    ] (the "Underwriting Agreement"), with respect to the shares of Class A Common Stock being offered. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of Class A Common Stock, $1.00 par value per share, listed next to its name in the following table:

Underwriter of Shares of Class A Common Stock	Number

Total

        Our shares of Class A Common Stock are offered subject to a number of conditions, including receipt and acceptance of the shares of Class A Common Stock by the Underwriters and the Underwriters' right to reject any order in whole or in part. The Underwriters are committed to take and pay for all of the shares of Class A Common Stock being offered, if any are taken, other than the shares of Class A Common Stock covered by the option described below unless and until this option is exercised.

        If the Underwriters sell more shares of Class A Common Stock in this offering than the total number set forth in the table above, the Underwriters have an option to buy up to an additional [    •    ] shares of Class A Common Stock from the Company at the initial public offering price, less the underwriting discounts, set forth on the cover page of this prospectus. They may exercise this option in whole or from time to time in part for 30 days from the date of this prospectus. If any shares of Class A Common Stock are purchased pursuant to this option, the Underwriters will severally purchase shares of Class A Common Stock in approximately the same proportion as set forth in the table above.

        The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered.

        In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Discounts

        Shares of Class A Common Stock sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A Common Stock sold by the Underwriters to securities dealers may be sold at a discount of up to $[    •    ] per share from the initial public offering price. Any of these securities dealers may resell any shares of Class A Common Stock purchased from the Underwriters to other brokers or dealers at a discount of up to $[    •    ] per share from the initial public offering price. If all the shares of Class A Common Stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of Class A Common Stock made outside of the United States may be made by affiliates of the Underwriters.

        The following table shows the per share and total underwriting discounts to be paid to the Underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of Class A Common Stock:

Paid by Us

	No Exercise	Full Exercise
Per Share Total	$	$

Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share Total	$	$

Total	$	$

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts, will be approximately $[    •    ].

No sales of similar securities

        We and our officers, directors, and certain existing holders of our outstanding common stock, including the selling shareholders, have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement or the material news or material event.

Pricing of the offering

        Prior to this offering, there has been no public market for our shares of Class A Common Stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A Common Stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification and contribution

        We and the selling shareholders have agreed to indemnify the several Underwriters and their affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to any payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ listing

        We intend to apply to list our shares of Class A Common Stock on The NASDAQ Global Market under the symbol "[    •    ]". In order to meet one of the requirements for listing our shares of Class A Common Stock on The NASDAQ Global Market, the Underwriters have undertaken to sell a minimum number of shares of Class A Common Stock to a minimum number of beneficial owners as required by NASDAQ.

Price stabilization, short positions and penalty bid

        In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of Class A Common Stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases of shares of Class A Common Stock made by the Underwriters in the open market prior to the completion of the offering made for the purpose of preventing or retarding a decline in the market price of our shares of Class A Common Stock while this offering is in progress. Short sales involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the Underwriters' option to purchase shares of Class A Common Stock described above. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares of Class A Common Stock to close out the covered short position, the Underwriters will consider, among other things, the price of shares of Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A Common Stock pursuant to the option to purchase additional shares of Class A Common Stock granted to them. "Naked" short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares of Class A Common Stock in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares of Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A Common Stock made by the Underwriters in the open market prior to the completion of the offering.

        The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A Common Stock sold by or for the account of such Underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares of Class A Common Stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our shares of Class A Common Stock. As a result, the price of our shares of Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued

at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

Affiliations

        The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        In relation to each Member State of the European Economic Area (the "EEA") that has implemented the Prospectus Directive (each a "Relevant Member State") an offer to the public of any shares of Class A Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the shares of Class A Common Stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          (b)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than "qualified investors," as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares of Class A Common Stock shall result in a requirement for us or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to the shares of Class A Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A Common Stock to be offered so as to enable an investor to decide to purchase the shares of Class A Common Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each Underwriter has agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares of Class A Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom.

        The shares of Class A Common Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A Common Stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A Common Stock may not be circulated or distributed, nor may the shares of Class A Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of Class A Common Stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares of Class A Common Stock, debentures and units of shares of Class A Common Stock and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of Class A Common Stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The shares of Class A Common Stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any shares of Class A Common Stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no established public market for our common stock. A significant public market for our common stock may never develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our Class A Common Stock and our ability to raise additional capital through a future sale of securities.

        Upon completion of this offering, we will have [    •    ] shares of Class A Common Stock issued and outstanding (assuming an initial public offering price of $[    •    ] per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses) and no shares of Class B Common Stock issued outstanding. All of the [    •    ] shares of Class A Common Stock sold in this offering (or [    •    ] shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us) will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule144 under the Securities Act or are subject to a lock-up agreement (see "Underwriting"). Upon completion of this offering, approximately [    •    ]% of our outstanding common stock (or [    •    ]% if the underwriters' over-allotment option is exercised in full) will be held by "affiliates" as that term is defined in Rule 144 or be subject to a lock-up agreement. These shares held by "affiliates" will be "restricted securities" as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, additional shares will be available for sale as set forth below.

        Form S-8 Registration Statements.    In addition to the issued and outstanding shares of our Class A Common Stock, we intend to file a registration statement on Form S-8 to register an aggregate of [    •    ] shares of Class A Common Stock reserved for issuance under our Equity Incentive Plan. That registration statement will become effective upon filing, and shares of Class A Common Stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement.

        Lock-Up Agreements.    See the section entitled "Underwriting" for a description of lock-up agreements in connection with this offering.

        Registration Rights Agreement.    As described under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement," in connection with our 2010 and 2012 private placements, we entered into registration rights agreements for the benefit of certain of our shareholders. Under these agreement, we agreed, among other things, to file with the Securities and Exchange Commission shelf registration statements that would allow the shareholders to resell the shares of common stock acquired in our private placement transactions.

        Talmer Bancorp, Inc. 2009 Equity Incentive Plan.    As of June 30, 2012, we have outstanding options to purchase 4,851,174 shares of Class A Common Stock awarded under our 2009 Equity Incentive Plan (the "Equity Incentive Plan"), subject to vesting requirements. We may issue up to an additional 1,741,400 options.

        Warrants.    As of June 30, 2012, we have issued warrants to purchase 1,771,140 shares of Class A Common Stock and 390,000 shares of Class B Common Stock. See the sections entitled "Description of

Capital Stock—Common Stock—Warrants" for a description of our outstanding warrants to purchase Class A Common Stock and Class B Common Stock.

LEGAL MATTERS

        Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia, will pass upon the validity of the shares of our Class A Common Stock offered under this prospectus. [    •    ] will act as counsel to the underwriters.

EXPERTS

        The consolidated financial statements of Talmer Bancorp, Inc. and subsidiaries as of and for the years ended December 31, 2011 and 2010 have been included herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC through its Electronic Data Gathering and Retrieval System, or EDGAR, a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of our Class A Common Stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm

        The internet address of our corporate website is http://www.talmerbank.com. The information on our website is not a part of this prospectus and will not be part of any of our periodic or current reports to the SEC.

 INDEX TO FINANCIAL STATEMENTS

TALMER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2012 and 2011
F-2	Consolidated Balance Sheets
F-3	Consolidated Statements of Income
F-4	Consolidated Statements of Comprehensive Income
F-5	Consolidated Statements of Changes in Shareholders' Equity
F-6	Consolidated Statements of Cash Flows
F-7	Notes to Consolidated Financial Statements
Audited Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010
F-50	Report of Independent Registered Public Accounting Firm
F-51	Consolidated Balance Sheets
F-52	Consolidated Statements of Income
F-53	Consolidated Statements of Changes in Shareholders' Equity
F-54	Consolidated Statements of Cash Flows
F-55	Notes to Financial Statements

Talmer Bancorp, Inc.

Consolidated Balance Sheets

(Unaudited)

(Dollars in thousands, except per share data)	June 30, 2012	December 31, 2011	June 30, 2011
Assets
Cash & due from banks	$50,727	$32,215	$38,069
Interest-bearing deposits with other banks	45,067	66,442	59,252
Federal funds & other short-term investments	50,000	96,503	7,290

Total cash & cash equivalents	145,794	195,160	104,611
Securities available-for-sale	479,508	223,938	343,742
Federal Home Loan Bank stock	2,820	2,820	8,881
Loans held for sale	5,961	11,081	6,726
Loans:
Commercial and industrial	141,395	101,631	63,546
Commercial real estate	140,818	116,519	97,350
Residential real estate	109,961	95,016	50,958
Real estate construction	2,129	1,518	1,009
Consumer	8,141	9,021	10,223

Total loans, excluding covered loans	402,444	323,705	223,086
Less: Allowance for loan losses—uncovered	(10,334)	(7,887)	(5,439)

Net loans—excluding covered loans	392,110	315,818	217,647
Covered loans	814,561	912,215	1,033,872
Less: Allowance for loan losses—covered	(62,805)	(55,352)	(26,835)

Net loans—covered	751,756	856,863	1,007,037
Net total loans	1,143,866	1,172,681	1,224,684
Premises & equipment	40,421	43,321	36,531
Accrued interest receivable	23,992	20,787	15,329
FDIC indemnification asset	271,691	358,839	410,255
Other real estate owned (covered)	24,266	20,303	27,407
Core deposit intangible	6,668	7,309	8,012
FDIC receivable	53,142	57,407	31,914
Other assets	20,854	9,914	10,899

Total assets	$2,218,983	$2,123,560	$2,228,991

Liabilities
Deposits:
Noninterest-bearing deposits	$391,901	$357,709	$330,456
Interest bearing demand deposits	288,823	293,573	287,889
Money market & savings deposits	580,976	528,832	554,916
Time deposits	473,980	515,485	592,590
Other brokered funds	20,000	—	—

Total deposits	1,755,680	1,695,599	1,765,851
FHLB advances	45,946	46,487	47,449
Federal funds purchased & other short-term borrowings	18,139	15,634	84,772
Income tax liability	—	11,812	9,809
FDIC clawback liability	21,285	20,648	20,581
FDIC warrants payable	3,313	3,215	3,042
Other liabilities	19,796	8,839	18,055

Total liabilities	1,864,159	1,802,234	1,949,559

Shareholders' equity
Preferred stock—$1.00 par value
Authorized—20,000,000 shares at 6/30/2012, 12/31/2011 and 6/30/2011
Issued and outstanding—0 shares at 6/30/2012, 12/31/2011 and 6/30/2011	$—	$—	$—
Common stock:
Class A Voting Common Stock—$1.00 par value
Authorized—198,000,000 shares at 6/30/2012, 12/31/2011 and 6/30/2011
Issued and outstanding—47,089,812 shares at 6/30/2012, 44,469,470 shares at 12/31/2011, and 38,984,461 shares at 6/30/2011	47,090	44,469	38,984
Class B Non-Voting Common Stock—$1.00 par value
Authorized—2,000,000 shares at 6/30/2012, 12/31/2011 and 6/30/2011
Issued and outstanding—0 shares at 6/30/2012, 12/31/2011 and 6/30/2011	—	—	—
Additional paid-in-capital	221,458	201,628	175,069
Retained earnings	82,509	72,090	63,503
Accumulated other comprehensive income, net of tax	3,767	3,139	1,876

Total shareholders' equity	354,824	321,326	279,432

Total liabilities & shareholders' equity	$2,218,983	$2,123,560	$2,228,991

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Income

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands, except per share data)	2012	2011	2012	2011
Interest income
Interest & fees on loans	$23,887	$24,152	$49,631	$51,352
Interest on investments
Taxable	1,405	1,922	2,365	3,373
Tax-exempt	819	625	1,510	1,188

Total interest on securities	2,224	2,547	3,875	4,561
Interest on interest earning cash balances	33	46	68	94
Interest on federal funds & other short term investments	120	61	249	93
Dividends on FHLB stock	22	18	46	27
FDIC indemnification asset	(2,771)	2,516	(4,375)	3,174

Total interest income	23,515	29,340	49,494	59,301

Interest Expense
Interest bearing demand deposits	137	192	294	374
Money market & savings deposits	289	264	576	541
Time deposits	829	1,366	1,716	2,567
Interest on FHLB advances	189	45	373	45
Interest on federal funds purchased & other short-term borrowings	22	10	30	10
Other brokered funds	4	—	4	—

Total interest expense	1,470	1,877	2,993	3,537

Net interest income	22,045	27,463	46,501	55,764
Provision for loan losses—uncovered	1,357	(119)	2,631	1,123
Provision for loan losses—covered	15,710	22,519	30,933	22,875

Net interest income after provision for loan losses	4,978	5,063	12,937	31,766

Noninterest income
Deposit fee income	2,062	2,430	3,983	3,994
Mortgage banking and other loan fees	4,203	1,358	8,129	2,656
Bargain purchase gains	—	26,704	—	39,385
FDIC loss sharing income	11,510	11,332	24,846	12,243
Accelerated discount on acquired loans	8,428	565	14,321	(163)
Net gains (losses) on sales of securities	831	(70)	922	(92)
Other income	743	526	1,420	1,312

Total noninterest income	27,777	42,845	53,621	59,335
Noninterest expenses
Salary and employee benefits	13,851	15,015	29,462	27,551
Occupancy and equipment expense	3,671	3,666	7,039	6,164
Data processing fees	1,106	1,672	2,105	2,663
Professional service fees	1,374	1,324	2,380	3,146
Marketing expense	504	1,855	978	2,431
Other employee expense	338	712	842	1,122
Insurance expense	617	693	1,237	1,659
Other expense	3,685	4,551	7,036	7,860

Total noninterest expenses	25,146	29,488	51,079	52,596

Income before income taxes	7,609	18,420	15,479	38,505
Income tax	2,469	6,214	5,060	13,643

Net income	$5,140	$12,206	$10,419	$24,862

Earnings per share:
Basic	$0.11	$0.31	$0.22	$0.64
Diluted	0.11	0.30	0.22	0.62
Average shares outstanding—basic	47,089,812	38,974,414	46,355,409	38,965,203
Average shares outstanding—diluted	48,897,560	40,339,473	48,164,217	40,198,334

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2012	2011	2012	2011
Net Income	$5,140	$12,206	$10,419	$24,862
Other comprehensive income:
Unrealized holding gains on securities available-for-sale arising during the period	1,921	2,383	1,889	3,410
Reclassification adjustment for losses (gains) on realized income	(831)	70	(922)	92

Net unrealized gains on securities available-for-sale	1,090	2,453	967	3,502
Tax effect	(381)	(868)	(339)	(1,235)

Other comprehensive income, net of tax	709	1,585	628	2,267

Total comprehensive income, net of tax	$5,849	$13,791	$11,047	$27,129

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited)

	Common Stock
			Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(In thousands)	Shares	Amount
Balance at December 31, 2010	38,956	$38,956	$173,729	$38,641	$(391)	$250,935
Net income				24,862		24,862
Other comprehensive income					2,267	2,267
Stock based compensation expense			1,269			1,269
Issuance of 28 common shares	28	28	71			99

Balance at June 30, 2011	38,984	$38,984	$175,069	$63,503	$1,876	$279,432

Balance at December 31, 2011	44,469	$44,469	$201,628	$72,090	$3,139	$321,326
Net income				10,419		10,419
Other comprehensive income					628	628
Stock based compensation expense			1,503			1,503
Issuance of 2,621 common shares	2,621	2,621	18,327			20,948

Balance at June 30, 2012	47,090	$47,090	$221,458	$82,509	$3,767	$354,824

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
(Dollars in thousands)	2012	2011
Cash flows from operating activities
Net income	$10,419	$24,862
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,554	1,685
Amortization of core deposit intangibles and loan servicing rights	1,146	766
Stock-based compensation expense	1,503	1,269
Provisions for loan losses	33,564	23,998
Originations of loans held for sale	(173,221)	(99,976)
Proceeds from sales of loans	188,516	114,262
Net gain from sales of loans	(5,370)	(1,735)
Net (gain) loss on sales of available-for-sale securities	(922)	92
Gain on FDIC assisted acquisitions	—	(39,385)
Valuation writedowns on other real estate	2,498	570
Net decrease in FDIC indemnification asset and receivable	91,413	25,449
Net (gain) loss on sales of other real estate owned	601	58
Net increase in accrued interest receivable and other assets	(13,424)	(6,159)
Net increase in accrued expenses and other liabilities	(12,122)	(7,890)
Net amortization of securities	1,312	1,227
Deferred income tax (benefit) expense	52	—
Other, net	420	2,299

Net cash from operating activities	128,940	41,392

Cash flows from investing activities
Net increase in uncovered loans	(83,853)	(80,453)
Net decrease in covered loans	60,251	100,901
Purchases of available-for-sale securities	(339,845)	(77,427)
Purchases of premises and equipment	(1,470)	(21,891)
Proceeds from:
Maturities and redemptions of available-for-sale securities	46,872	60,623
Sales of available-for-sale securities	49,591	7,738
Sales of other real estate owned	7,116	10,589
Sale of FHLB Stock	—	89
Sale of premises and equipment	40	255
Cash proceeds from FDIC assisted acquisitions	—	147,438

Net cash from investing activities	(261,298)	147,862

Cash flows from financing activities
Net increase (decrease) in deposits	60,081	(310,427)
Repayments of FHLB advances	(541)	(10,226)
Increase in other borrowed funds	2,505	84,772
Proceeds from issuance of common stock	20,948	99

Net cash from financing activities	82,993	(235,782)

Net change in cash and cash equivalents	(49,366)	(46,528)
Beginning cash and cash equivalents	195,160	151,139

Ending cash and cash equivalents	$145,794	$104,611

Supplemental disclosure of cash flow information:
Interest paid	$3,025	$3,540
Income taxes paid	29,925	16,820
Transfer from loans to other real estate owned (covered)	13,923	3,051
Transfer from PP&E to other bank owned property	1,722	—
Non-cash transactions:
Increase in assets and liabilities in acquisitions:
Securities	—	29,458
FHLB stock	—	1,409
Uncovered loans	—	8,459
Covered loans	—	396,101
Premises and equipment	—	72
FDIC indemnification asset	—	182,264
Other real estate owned (covered)	—	16,878
Core deposit intangible	—	2,835
Other assets	—	1,113
Deposits	—	687,854
FHLB advances	—	57,675
Other liabilities	—	2,886
Purchase accounting adjustment in connection with acquisitions	—	1,774

See notes to Consolidated Financial Statements.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(Unaudited)

1. BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements of Talmer Bancorp, Inc. (The Company), previously First Michigan Bancorp, Inc., and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the Consolidated Financial Statements, primarily consisting of normal recurring adjustments, have been included. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or for any other interim period. Certain items in prior periods were reclassified to conform to the current presentation.

        For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Consolidated Financial Statements for the year ended December 31, 2011.

2. RECENTLY ADOPTED AND ISSUED ACCOUNTING STANDARDS

        In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", which generally aligns the principles of fair value measurements with International Financial Reporting Standards. ASU No. 2011-04 requires expanded disclosure for fair value instruments categorized within Level 3 of the fair value hierarchy to include (1) the valuation processes used; and (2) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs for fair value measurements and the interrelationships between those unobservable inputs, if any. ASU No. 2011-04 additionally requires disclosure of the categorization by level of the fair value hierarchy for items that are not measured at fair value in the Consolidated Balance Sheets, but for which the estimated fair value is required to be disclosed. The Company adopted the provision of ASU No. 2011-04 as of January 1, 2012. The effect of adopting this standard did not have any impact on the Company's financial condition or results of operations. Refer to Note 3, Fair Value, for the additional disclosures required by ASU No. 2011-04.

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" which revises the manner in which entities present comprehensive income in their financial statements. This update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires that comprehensive income be presented in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted the provisions of ASU 2011-05 as of January 1, 2012 and has elected to present the components of net income and other comprehensive income in two separate, but consecutive statements. The adoption of the provision of ASU 2011-05 did not have any impact on the Company's financial condition or results of operations.

        The Company is an "emerging growth company", as defined in the Jumpstart Our Business Startups Acts of 2012 (JOBS Act). Section 107(b) of the JOBS Act provides that an emerging growth

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

2. RECENTLY ADOPTED AND ISSUED ACCOUNTING STANDARDS (Continued)

company can take advantage of the extended transition period provided in the Securities Act of 1933 and the Securities Exchange Act of 1934 for complying with new or revised accounting standards. In other words, an emerging growth company may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards until the adoption date applicable to private companies.

3. FAIR VALUE

        The fair value framework as detailed by FASB ASC Topic 820, "Fair Value Measurement" requires the categorization of assets and liabilities into a three-level hierarchy based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine fair value. A brief description of each level follows.

          Level 1—Valuation is based upon quoted prices (unadjusted) for identical instruments in active markets.

          Level 2—Valuation is based upon quoted prices for identical or similar instruments in markets that are not active; quoted prices for similar instruments in active markets; or model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

          Level 3—Valuation is measured through utilization of model-based techniques that rely on at least one significant assumption not observable in the market. Any necessary unobservable assumptions used reflect estimates of assumption that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

        Fair value estimates are based on existing financial instruments and, in accordance with GAAP, do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, tax ramifications related to the recognition of unrealized gains and losses, such as those within the investment securities portfolio, can have a significant effect on estimated fair values and, in accordance with GAAP, have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of the value of the Company.

        Following is a description of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value, as well as a description of the methods and any significant assumptions used to estimate fair value disclosures for financial assets and liabilities not recorded at fair value in their entirety on a recurring basis. For financial assets and liabilities recorded at fair value, the description includes the level of the fair value hierarchy in which the assets for liabilities are classified. Transfers of asset or liabilities between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.

        Cash and cash equivalents:    Due to the short-term nature, the carrying amount of these assets approximates the estimated fair value. The Company classifies cash and due from banks as Level 1 and

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

interest-bearing deposits with other banks and federal funds and other short-term investments as Level 2.

        Available-for-Sale Securities:    Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available or the market is deemed to be inactive at the measurement date, fair values are measured utilizing independent valuation techniques of identical or similar investment securities. Third-party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities. Management reviews the methodologies and assumptions used by the third-party pricing services and evaluates the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on internal models using available third-party market data. Level 1 securities include equity securities traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded in active over-the-counter markets. Level 2 securities include obligations issued by U.S. government-sponsored enterprises, state and municipal obligations, mortgage-backed securities issued by both U.S. government-sponsored enterprises and non-agency enterprises securities, corporate debt securities and Small Business Administration Pools. The fair value of Level 2 securities was determined using quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information. Securities classified as Level 3, of which the Company had none at June 30, 2012 or December 31, 2011, represent securities in less liquid markets requiring significant management assumptions when determining fair value.

        FHLB Stock:    Restricted equity securities are not readily marketable and are recorded at cost and evaluated for impairment based on the ultimate recoverability of initial cost. No significant observable market data is available for these instruments. The Company considers the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of cost. The Company believes its investments in Federal Home Loan Bank (FHLB) stock are ultimately recoverable at cost.

        Loans Held For Sale:    Loans held for sale are carried at fair value based on the Company's election of the fair value option. The fair value is determined by quoted market rates and other market conditions considered relevant. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. The Company classifies loans held for sale as recurring Level 2.

        Loans:    The Company does not record loans at fair value on a recurring basis. However, periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements. Loans, outside the scope of FASB ASC Subtopic 310-30 "Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30), are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans, which include all nonaccrual loans and troubled debt restructurings, are disclosed as nonrecurring fair value measurements when an allowance is established based on the fair value of the underlying

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

collateral. Appraisals for collateral-dependent impaired loans are prepared by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties). These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. The comparable sales approach evaluates the sales price of similar properties in the same market area. This approach is inherently subjective due to the wide range of comparable sale dates. The income approach considers net operating income generated by the property and the investor's required return. This approach utilizes various inputs including lease rates and cap rates which are subject to judgment. Adjustments are routinely made in the appraisal process by the appraisers to account for differences between the comparable sales and income data available. These adjustments can vary from 0 to 40% depending on the property type, as well as various sales and property characteristics including but not limited to: date of sale, size and condition of facility, quality of construction and proximity to the subject property. Once received, management reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics to determine if additional adjustments should be made. Property values are typically adjusted when management is aware of circumstances, economic changes or other, since the date of the appraisal that would impact the expected selling price. In addition, management adjusts appraised values for expected liquidation costs, generally within a range of 10 percent to 18 percent. Such adjustments are usually significant and result in a nonrecurring Level 3 classification.

        Estimated fair values for loans accounted for under ASC 310-30 are based on a discounted cash flow methodology that considers factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Cash flows expected to be collected on these loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. The Company classifies loans accounted for under ASC 310-30 as Level 3.

        For non-collateral dependent loans excluded from ASC 310-30 accounting , fair value is estimated using a discounted cash flow model. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market. The Company classifies non-collateral dependent loans excluded from ASC 310-30 accounting as Level 3.

        Accrued Interest Receivable and Payable:    Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value, therefore, the Company classifies accrued interest receivable as Level 2 and accrued interest payable as Level 1 based on the underlying contracts.

        FDIC Indemnification Asset:    The fair value of the Federal Deposit Insurance Corporation ("FDIC") indemnification asset is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

percentages. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for under ASC 310-30. The expected cash flows are discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be subject to significant change. The estimates used in calculating the value of the FDIC indemnficiation asset are reflective of the estimates utilized to determine the estimated fair value of loans accounted for under ASC 310-30. The Company classifies the estimated fair value of the FDIC indemnification asset as Level 3.

        Other Real Estate Owned—Covered:    Other real estate owned covered by loss share agreements represents property acquired by the Company as part of an acquisition or subsequently through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem covered loans. Foreclosed properties are initially recorded at fair value, less estimated costs to sell, establishing a new cost basis. Subsequently, the assets are valued at the lower of cost or fair value less estimated costs to sell based on periodic valuations performed. Fair value is based upon independent market prices, appraised value or management's estimate of the value, using a single valuation approach or a combination of approaches including comparable sales and the income approach. The comparable sales approach evaluates the sales price of similar properties in the same market area. This approach is inherently subjective due to the wide range of comparable sale dates. The income approach considers net operating income generated by the property and the investor's required return. This approach utilizes various inputs including lease rates and cap rates which are subject to judgment. Adjustments are routinely made in the appraisal process by the appraisers to account for differences between the comparable sales and income data available. These adjustments can vary from 0 percent to 40 percent depending on the property type, as well as various sales and property characteristics including but not limited to: date of sale, size and condition of facility, quality of construction and proximity to the subject property. In addition, management adjusts appraised values for expected liquidation costs, generally within a range of 10 percent to 18 percent. Adjustments are typically significant and result in a Level 3 classification.

        FDIC Receivable:    The FDIC receivable represents claims submitted to the FDIC for reimbursement for which the Company expects to receive payment within 90 days. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value. The Company classifies the FDIC receivable as Level 2.

        Loan Servicing Rights:    Loan servicing rights are subject to impairment testing. A third party valuation model is used for impairment testing, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. If the valuation model reflects a value less than the carrying value, loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model.

        At June 30, 2012 the assumptions for residential loan servicing rights included a weighted average ("WA") discount rate of 10.51 percent, WA cost to service of $60 per year, WA Ancillary income of $45 per year and WA float rate of 0.69 percent. In regards to commercial and agricultural loan servicing

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

rights, these assumptions included a WA discount rate of 20 percent for both, WA cost to service range of $200 to $467 per year and WA float rate range of 1.50 percent to 2.60 percent respectively. Because of the nature of these valuation inputs, the Company classifies loan servicing rights as Level 3.

        Derivative Instruments:    The Company enters into interest rate lock commitments and forward commitments with prospective borrowers, which are carried at fair value on a recurring basis. The fair value of these commitments is based on the fair value of related mortgage loans determined using observable market data. Interest rate lock commitments are adjusted for expectations of exercise and funding. This adjustment is not considered to be a material input. The Company classifies derivatives as recurring Level 2.

        Off-balance Sheet Instruments:    Because commitments to extend credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

        Deposits:    The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of the Company's long-term relationships with depositors, commonly known as core deposit intangibles, which are not considered financial instruments. The Company classifies the estimated fair value of deposits as Level 2.

        FHLB Advances:    The estimated fair value of FHLB advances is based on current interest rates for similar financing. The Company classifies the estimated fair value of FHLB advances as Level 2.

        Short-term borrowings:    Short term borrowings represent federal funds purchased. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value. The Company classifies the estimated fair value of short-term borrowings as Level 2.

        FDIC Warrants Payable:    FDIC warrants payable represent stock warrants that were issued to the FDIC in connection with the 2010 FDIC-assisted acquisition of CF Bancorp. These warrants are recorded at net present value based on management estimates used in a discounted pricing model. The inputs into the pricing model include management's assumption of growth of 8% annualized. The carrying amount of these instruments approximates the estimated fair value. The Company classifies FDIC warrants payable as Level 3.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The following tables present the recorded amount of assets and liabilities measured at fair value, including financial assets and liabilities for which the Company has elected the fair value option, on a recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of June 30, 2012
Available-for-sale securities:
U.S. government sponsored agency obligations	$67,303	$—	$67,303	$—
Obligations of state and political subdivisions:
Tax exempt	146,244	—	146,244	—
Small Business Administration (SBA) Pools	50,984	—	50,984	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	123,113	—	123,113	—
Privately issued	25,880	—	25,880	—
Corporate debt securities	65,463	—	65,463	—
Equity securities	521	521	—	—

Total available-for-sale securities	479,508	521	478,987	—
Loans held for sale	5,961	—	5,961	—
Derivative assets	1,361	—	1,361	—

Total assets at fair value	$486,830	$521	$486,309	$—

Derivative liabilities	$112	$—	$112	$—

Total liabilties at fair value	$112	$—	$112	$—

As of December 31, 2011
Available-for-sale securities:
U.S. government sponsored agency obligations	$33,865	$—	$33,865	$—
Obligations of state and political subdivisions:
Taxable	1,063	—	1,063	—
Tax exempt	87,549	—	87,549	—
Small Business Administration (SBA) Pools	6,656	—	6,656	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,345	—	46,345	—
Privately issued	36,982	—	36,982	—
Other asset-backed securities	10,938	—	10,938	—
Equity securities	540	540	—	—

Total available-for-sale securities	223,938	540	223,398	—
Loans held for sale	11,081	—	11,081	—
Derivative assets	434	—	434	—

Total assets at fair value	$235,453	$540	$234,913	$—

Derivative liabilities	$199	$—	$199	$—

Total liabilties at fair value	$199	$—	$199	$—

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The Company has elected the fair value option for loans held for sale. These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loans in accordance with the Company policy on loans held for investment. None of these loans are 90 days past due or on nonaccrual as of June 30, 2012 or December 31, 2011.

        The aggregate fair value, contractual balance (including accrued interest), and gain or loss for loans held for sale was as follows:

(Dollars in thousands)	June 30, 2012	December 31, 2011
Aggregate fair value	$5,961	$11,081
Contractual balance	5,712	10,707
Unrealized gain	248	374

        There were no transfers between levels within the fair value hierarchy during the six months ended June 30, 2012 or 2011.

        Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These include assets that are recorded at the lower of cost or fair value that were recognized at fair value below cost at the end of the period.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The following table presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of June 30, 2012
Impaired loans:(1)
Uncovered
Commercial and industrial	$273	$—	$—	$273

Total uncovered impaired loans	273	—	—	273
Covered
Commercial and industrial	3,161	—	—	3,161
Commercial real estate	12,205	—	—	12,205
Residential real estate	71	—	—	71
Real estate construction	545	—	—	545

Total covered impaired loans	15,982	—	—	15,982

Total impaired loans	16,255	—	—	16,255
Other real estate owned (covered)(2)	9,996	—	—	9,996
Loan servicing rights:(3)	2,459	—	—	2,459

Total	$28,710	$—	$—	$28,710

As of December 31, 2011
Impaired loans:(1)
Uncovered
Commercial and industrial	$273	$—	$—	$273

Total uncovered impaired loans	273	—	—	273
Covered
Commercial and industrial	113	—	—	113
Commercial real estate	2,940	—	—	2,940

Total covered impaired loans	3,053	—	—	3,053

Total impaired loans	3,326	—	—	3,326
Other real estate owned (covered)(2)	2,954	—	—	2,954
Loan servicing rights:(3)	3,685	—	—	3,685

Total	$9,965	$—	$—	$9,965

(1)
Specific reserves of $11.4 million and $2.5 million were provided to reduce the fair value of impaired loans at June 30, 2012 and December 31, 2011, respectively, based on the estimated fair value of the underlying collateral. Impaired loans include nonaccrual loans and troubled debt restructurings.

(2)
The Company charged $1.4 million, $2.2 million and $1.1 million through other noninterest expenses during the three and six months ended June 30, 2012 and the year ended December 31, 2011, respectively, to reduce the fair value of these properties. These expenses were partially offset by FDIC loss sharing income recorded due to the associated loss share coverage.

(3)
The Company charged $347 thousand and $582 thousand through mortgage banking and other loan fees during the six months ended June 30, 2012 and the year ended December 31, 2011, respectively, to reduce the fair value of loan servicing rights deemed impaired during the respective periods. At March 31, 2012, there were no loan servicing rights deemed impaired.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The Company typically holds the majority of its financial instruments until maturity and thus does not expect to realize many of the estimated fair value amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of fee generating businesses. The Company believes the imprecision of an estimate could be significant.

        The following tables present the carrying amount and estimated fair values of financial instruments not recorded at fair value in their entirety on a recurring basis on the Company's consolidated balance sheets.

		Estimated Fair Value
	Carrying Value
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
June 30, 2012
Financial assets:
Cash and cash equivalents	$145,794	$145,794	$50,727	$95,067	$—
Federal Home Loan Bank stock	2,820	N/A
Net loans, excluding covered loans(1)	392,110	401,461	—	—	401,461
Net covered loans(2)	751,756	797,589	—	—	797,589
Accrued interest receivable	23,992	23,992	—	23,992	—
FDIC indemnification asset	271,691	265,501	—	—	265,501
FDIC receivable	53,142	53,142	—	53,142	—
Loan servicing rights(3)	4,672	4,750	—	—	4,750
Financial liabilities:
Deposits:
Savings and demand deposits	$1,281,700	$1,281,700	$—	$1,281,700	$—
Time deposits	473,980	475,230	—	475,230	—

Total deposits	1,755,680	1,756,930	—	1,756,930	—
FHLB Advances	45,946	46,920	—	46,920	—
Short term borrowings	18,139	18,139	—	18,139	—
FDIC warrants payable	3,313	3,313	—	—	3,313
Accrued interest payable	345	345	345	—	—

(1)
Included $273 thousand of impaired loans recorded at fair value on a nonrecurring basis.

(2)
Included $16.0 million of impaired loans recorded at fair value on a nonrecurring basis.

(3)
Included $2.5 million of loan servicing rights recorded at fair value on a nonrecurring basis.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

3. FAIR VALUE (Continued)

		Estimated Fair Value
	Carrying Value
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
December 31, 2011
Financial assets:
Cash and cash equivalents	$195,160	$195,160	$32,215	$162,945	$—
Federal Home Loan Bank stock	2,820	N/A
Net loans, excluding covered loans(1)	315,818	324,488	—	—	324,488
Net covered loans(2)	856,863	926,254	—	—	926,254
Accrued interest receivable	20,787	20,787	—	20,787	—
FDIC indemnification asset	358,839	351,476	—	—	351,476
FDIC receivable	57,407	57,407	—	57,407	—
Loan servicing rights(3)	3,803	3,829	—	—	3,829
Financial liabilities:
Deposits:
Savings and demand deposits	$1,180,114	$1,180,114	$—	$1,180,114	$—
Time deposits	515,485	517,104	—	517,104	—

Total deposits	1,695,599	1,697,218	—	1,697,218	—
FHLB Advances	46,487	52,943	—	52,943	—
Short term borrowings	15,634	15,634	—	15,634	—
FDIC warrants payable	3,215	3,215	—	—	3,215
Accrued interest payable	376	376	376	—	—

(1)
Included $273 thousand of impaired loans recorded at fair value on a nonrecurring basis.

(2)
Included $3.1 million of impaired loans recorded at fair value on a nonrecurring basis.

(3)
Included $3.7 million of loan servicing rights recorded at fair value on a nonrecurring basis.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

4. SECURITIES

        A summary of the Company's investment securities available-for-sale is as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2012
U.S. government sponsored agency obligations	$66,868	$435	$—	$67,303
Obligations of state and political subdivisions:
Tax exempt	141,902	4,713	(371)	146,244
Small Business Administration (SBA) Pools	50,410	574	—	50,984
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	123,165	475	(527)	123,113
Privately issued	25,914	115	(149)	25,880
Corporate debt securities	64,953	562	(52)	65,463
Equity securities	500	21	—	521

Total available-for-sale securities	$473,712	$6,895	$(1,099)	$479,508

December 31, 2011
U.S. government sponsored agency obligations	$33,808	$95	$(38)	$33,865
Obligations of state and political subdivisions:
Taxable	945	118	—	1,063
Tax exempt	82,956	4,600	(7)	87,549
SBA Pools	6,422	234	—	6,656
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,036	314	(5)	46,345
Privately issued	37,482	25	(525)	36,982
Other asset-backed securities	10,942	—	(4)	10,938
Equity securities	518	22	—	540

Total available-for-sale securities	$219,109	$5,408	$(579)	$223,938

        Proceeds from sales and calls of securities and the associated gains and losses recorded in earnings are listed below:

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2012	2011	2012	2011
Proceeds	$44,728	$14,290	$49,591	$15,140
Gross gains	832	58	923	58
Gross losses	(1)	(128)	(1)	(150)

        The amortized cost and fair value of debt securities by contractual maturity at June 30, 2012 are shown below. Contractual maturity is utilized for U.S. Treasury securities, U.S. Government agency

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

4. SECURITIES (Continued)

debt obligations, obligations of state and political subdivisions and corporate debt securities. Securities with multiple maturity dates are classified in the period of final maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2012
(Dollars in thousands)	Amortized Cost	Fair Value
Securities with contractual maturities:
Within one year	$5,736	$5,741
After one year through five years	68,758	69,611
After five years through ten years	146,565	149,818
After ten years	252,153	253,817
Equity securities	500	521

Total available-for-sale securities	$473,712	$479,508

        Securities with amortized cost of $47.2 million and $59.8 million were pledged at June 30, 2012 and December 31, 2011, respectively, to secure borrowings.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

4. SECURITIES (Continued)

        A summary of the Company's investment securities available-for-sale in an unrealized loss position is as follows:

	Less than 12 Months		More than 12 Months		Total
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
June 30, 2012
Obligations of state and political subdivisions:
Tax exempt	$35,756	$371	$—	$—	$35,756	$371
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	78,467	435	4,775	92	83,242	527
Privately issued	205	—	14,898	149	15,103	149
Corporate debt securities	15,809	52	—	—	15,809	52

Total available-for-sale securities	$130,237	$858	$19,673	$241	$149,910	$1,099

December 31, 2011
U.S. government sponsored agency obligations	$9,778	$38	$—	$—	$9,778	$38
Obligations of state and political subdivisions:
Tax exempt	1,276	7	—	—	1,276	7
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	1,668	3	1,446	2	3,114	5
Privately issued	27,666	404	7,434	121	35,100	525
Other asset-backed securities	10,074	4	—	—	10,074	4

Total available-for-sale securities	$50,462	$456	$8,880	$123	$59,342	$579

        As of June 30, 2012, the Company's security portfolio consisted of 254 securities, 69 of which were in an unrealized loss position. The unrealized losses for these securities resulted primarily from changes in interest rates and, to a lesser extent, illiquidity and credit quality. The Company expects full collection of the carrying amount of these securities and does not intend to sell the securities in an unrealized loss position nor does it believe it will be required to sell securities in an unrealized loss position before the value is recovered. The Company does not consider these securities to be other-than-temporarily impaired at June 30, 2012.

        The majority of unrealized losses are related to the Company's U.S. government sponsored agency and privately issued mortgage related securities, as well as tax exempt obligations of state and political

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

4. SECURITIES (Continued)

subdivisions. At June 30, 2012, the combination of these security asset class holdings in an unrealized loss position had an estimated fair value of $134.1 million with gross unrealized losses of $1.0 million. Unrealized losses in these asset classes were generally encompassed in positions newly purchased during the quarter and year-to-date periods ended June 30, 2012, which fair values were negatively impacted by either subsequent increases in benchmark U.S. Treasury rates or liquidity spreads prior to the end of the reporting period.

5. LOANS

        Commercial and industrial loans include financing for commercial purposes in various line of businesses, including manufacturing industry, agricultural, service industry and professional service areas. The Company works with businesses to meet their shorter term working capital needs while also providing long-term financing for their business plans. Credit risk is managed through standardized loan policies, established and authorized credit limits, centralized portfolio management and the diversification of market area and industries. The overall strength of the borrower is evaluated through the credit underwriting process and includes a variety of analytical activities including the review of historical and projected cash flows, historical financial performance, financial strength of the principals and guarantors, and collateral values, where applicable. Commercial and industrial loans are generally secured with the assets of the company and/or the personal guarantee of the business owners.

        Commercial real estate loans consist of term loans secured by a mortgage lien on the real property such as apartment buildings, office and industrial buildings, retail shopping centers, and farmland. The credit underwriting for both owner-occupied and non-owner occupied commercial real estate loans includes detailed market analysis, historical and projected cash flow analysis, appropriate equity margins, assessment of lessees and lessors, type of real estate and other analysis. Risk of loss is managed by adherence to standard loan policies that establish certain levels of performance prior to the extension of a loan to the borrower. Geographic diversification, as well as a diversification across industries, is another means by which the risk of loss is managed by the Company.

        Residential real estate loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15 to 30 year term, and in most cases, are extended to borrowers to finance their primary residence. The majority of these loans originated by the Company conform to secondary market underwriting standards and are sold within a short timeframe to unaffiliated third parties. As such, the credit underwriting standards adhere to the underwriting standards and documentation requirements established by the respective investor or correspondent bank. Residential real estate loans also include home equity loans and line of credit that are secured by a first- or second-lien on the borrower's residence. Home equity lines of credit consist mainly of revolving lines of credit secured by residential real estate. Home equity lines of credit are generally governed by the same lending policies and subject to the same credit risk as described previously for residential real estate loans.

        Real estate construction loans are term loans to individuals, companies or developers used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Generally, these loans are for construction projects that have

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

been either presold, preleased, or have secured permanent financing, as well as loans to real estate companies with significant equity invested in the project.

        Consumer loans include loans made to individuals not secured by real estate, including loans secured by automobiles or watercraft, and personal unsecured loans. Risk elements in the consumer loan portfolio are primarily focused on the borrower's cash flow and credit history, key indicators of the ability to repay and borrower credit scores. A certain level of security is provided through liens on automobile or watercraft titles, where applicable. Economic conditions that affect consumers in the Company's markets have a direct impact on the credit quality of these loans. Higher levels of unemployment, lower levels of income growth and weaker economic growth are factors that may adversely impact consumer loan credit quality.

        Loans at June 30, 2012 and December 31, 2011 were as follows:

	Covered loans			Uncovered loans
(Dollars in thousands)	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total covered loans	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total uncovered loans	Total
June 30, 2012
Commercial and industrial	$90,780	$53,858	$144,638	$354	$141,041	$141,395	$286,033
Commercial real estate	391,325	67,624	458,949	5,541	135,277	140,818	599,767
Residential real estate	133,124	27,209	160,333	12	109,949	109,961	270,294
Real estate construction	30,191	3,783	33,974	—	2,129	2,129	36,103
Consumer	16,477	190	16,667	4,074	4,067	8,141	24,808

Total	$661,897	$152,664	$814,561	$9,981	$392,463	$402,444	$1,217,005	(a)

December 31, 2011
Commercial and industrial	$122,763	$44,597	$167,360	$271	$101,360	$101,631	$268,991
Commercial real estate	469,196	38,758	507,954	5,445	111,074	116,519	624,473
Residential real estate	149,466	26,253	175,719	26	94,990	95,016	270,735
Real estate construction	39,728	1,938	41,666	—	1,518	1,518	43,184
Consumer	19,434	82	19,516	5,003	4,018	9,021	28,537

Total	$800,587	$111,628	$912,215	$10,745	$312,960	$323,705	$1,235,920	(a)

(a)
Reported net of deferred fees and costs totaling $832 thousand and $39 thousand at June 30, 2012 and December 31, 2011, respectively.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

Nonperforming Assets and Past Due Loans

        Nonperforming assets consist of loans for which the accrual of interest has been discontinued, and property which has been acquired through the acquisitions of CF Bancorp, First Banking Center, Peoples State Bank or Community Central Bank or through foreclosure and is awaiting disposition (other real estate).

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans outside of those accounted for under ASC 310-30 are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. The accrual of interest income is discontinued when a loan is placed in nonaccrual status and any payments received reduce the carrying value of the loan. A loan may be placed back on accrual status if all contractual payments have been received and collection of future principal and interest payments is no longer doubtful. Loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered provision for loan losses or future yield adjustments.

        Information as to nonperforming assets was as follows:

(Dollars in thousands)	June 30, 2012	December 31, 2011
Uncovered nonperforming assets
Nonaccrual loans
Commercial and industrial	$528	$795
Commercial real estate	40	—
Residential real estate	1,152	1,320

Total nonaccrual loans	1,720	2,115

Total uncovered nonperforming assets	1,720	2,115
Covered nonperforming assets
Nonaccrual loans
Commercial and industrial	5,063	2,094
Commercial real estate	16,253	782
Residential real estate	560	126
Real estate construction	943	4

Total nonaccrual loans	22,819	3,006
Other real estate	24,266	20,303

Total covered nonperforming assets	47,085	23,309

Total nonperforming assets	$48,805	$25,424

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

        Loan delinquency, excluding loans accounted for under ASC 310-30 was as follows:

	As of June 30, 2012
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Uncovered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$—	$—	$57	$57	$140,984	$141,041	$—
Commercial real estate	—	20	19	39	135,238	135,277	—
Residential real estate	168	—	1,237	1,405	108,544	109,949	85
Real estate construction	—	—	—	—	2,129	2,129	—
Consumer	—	5	—	5	4,062	4,067	—

Total	$168	$25	$1,313	$1,506	$390,957	$392,463	$85

Covered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$1,186	$4	$5,768	$6,958	$46,900	$53,858	$2,556
Commercial real estate	2,631	8,211	3,583	14,425	53,199	67,624	507
Residential real estate	168	267	33	468	26,741	27,209	33
Real estate construction	820	—	594	1,414	2,369	3,783	13
Consumer	—	—	23	23	167	190	23

Total	$4,805	$8,482	$10,001	$23,288	$129,376	$152,664	$3,132

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

	As of December 31, 2011
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Uncovered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$539	$58	$—	$597	$100,763	$101,360	$—
Commercial real estate	10	19	—	29	111,045	111,074	—
Residential real estate	—	333	1,320	1,653	93,337	94,990	—
Real estate construction	—	—	—	—	1,518	1,518	—
Consumer	—	30	—	30	3,988	4,018	—

Total	$549	$440	$1,320	$2,309	$310,651	$312,960	$—

Covered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$789	$569	$5,337	$6,695	$37,902	$44,597	$4,040
Commercial real estate	1,155	445	1,655	3,255	35,503	38,758	873
Residential real estate	347	47	—	394	25,859	26,253	—
Real estate construction	556	—	4	560	1,378	1,938	—
Consumer	—	—	—	—	82	82	84

Total	$2,847	$1,061	$6,996	$10,904	$100,724	$111,628	$4,997

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

Impaired Loans

        Information as to total impaired loans (both individually and collectively evaluated for impairment) is as follows:

(Dollars in thousands)	June 30, 2012	December 31, 2011
Uncovered
Nonaccrual loans	$1,720	$2,115
Performing troubled debt restructurings:
Commercial and industrial	1,559	—
Commercial real estate	50	55

Total performing troubled debt restructurings	1,609	55

Total uncovered impaired loans	$3,329	$2,170

Covered
Nonaccrual loans	$22,819	$3,006
Performing troubled debt restructurings:
Commercial and industrial	10,807	4,137
Commercial real estate	32,101	11,081
Residential real estate	3,840	2,689
Real estate construction	1,842	382

Total performing troubled debt restructurings	48,590	18,289

Total covered impaired loans	$71,409	$21,295

Troubled Debt Restructurings

        The Company assesses all loan modifications to determine whether a modification constitutes a troubled debt restructuring ("TDR"). A modification is considered a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower. All TDRs are considered impaired loans. The nature and extent of impairment of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

        As of June 30, 2012, there were $19.3 million of nonperforming TDRs and $50.2 million of performing TDRs included in impaired loans. All TDRs are considered impaired loans in the calendar year of their restructuring. In subsequent years, a restructured obligation modified at a market rate and compliant with its modified terms for a minimum period of six months is no longer reported as a TDR. A loan that has been modified at a rate other than market will return to performing status if it satisfies the six month performance requirement; however, it will continue to be reported as a TDR and considered impaired.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

        The following tables present the recorded investment of loans modified in TDRs during the three and six months ended June 30, 2012 and 2011 by type of concession granted. In cases where more than one type of concession was granted, the loans were categorized based on the most significant concession. For the three and six months ended June 30, 2011, there were no uncovered loans modified qualifying as TDRs. The Company reassessed all loan modifications made during the full year 2011 upon adoption of FASB Accounting Standards Update No. 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring") during the fourth quarter of 2011.

	Concession type
(Dollars in thousands)	Principal deferral	Interest rate	Forbearance agreement	A/B Note Restructure(a)	Total number of loans	Total recorded investment at June 30, 2012
Three months ended June 30, 2012
Uncovered
Commercial and industrial	$—	$1,030	$—	$—	2	$1,030

Total uncovered	—	1,030	—	—	2	1,030

Covered
Commercial and industrial	25	1,382	651	65	20	2,123
Commercial real estate	—	3,918	8,551	7,421	25	19,890
Residential real estate	651	—	—	—	9	651

Total covered	676	5,300	9,202	7,486	54	22,664

Total loans	$676	$6,330	$9,202	$7,486	56	$23,694

Six months ended June 30, 2012
Uncovered
Commercial and industrial	$—	$1,030	$—	$—	2	$1,030

Total uncovered	—	1,030	—	—	2	1,030

Covered
Commercial and industrial	25	6,219	821	224	45	7,289
Commercial real estate	11	6,381	14,424	8,598	49	29,414
Residential real estate	779	590	18	—	20	1,387
Real estate construction	128	1,212	—	—	4	1,340

Total covered	943	14,402	15,263	8,822	118	39,430

Total loans	$943	$15,432	$15,263	$8,822	120	$40,460

(a)
Loan restructurings whereby the original loan is restructured into two notes: an "A" note, which generally reflects the portion of the modified loan which is expected to be collected; and a "B" note, which is fully charged off.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

(Dollars in thousands)	Interest rate concession	Total number of loans	Total recorded investment at June 30, 2011
Three months ended June 30, 2011
Covered
Commercial and industrial	$2,659	1	$2,659
Commercial real estate	2,953	1	2,953

Total covered	5,612	2	5,612

Total loans	$5,612	2	$5,612

Six months ended June 30, 2011
Covered
Commercial and industrial	$2,659	1	$2,659
Commercial real estate	2,953	1	2,953

Total covered	5,612	2	5,612

Total loans	$5,612	2	$5,612

        When a modification qualifies as a TDR and was inititally individually accounted for under ASC 310-30, the loan is required to be moved from ASC 310-30 accounting and accounted for under ASC 310-40, "Receivables—Troubled Debt Restructurings by Creditors" (ASC 310-40). In order to accomplish the transfer of the accounting for the TDR from ASC 310-30 to ASC 310-40 any discount that remains on the purchased impaired loan and associated indemnification asset is reversed and recorded net through accelerated discount. In addition, the necessary allowance for the TDR is established.

        In the six months ended June 30, 2012, $4.4 million of allowance for covered loan losses was established for loans that qualified as a TDR during the six months ended June 30, 2012 that were previously accounted for under ASC 310-30. The allowance for loan losses built for these loans was offset by the reserval of non-accretable discount remaining under ASC 310-30 accounting. See Note 7, Acquired Loans and Loss Share Accounting, for further details. For loans modified as TDRs during the six months ended June 30, 2012 that were not previously accounted for under ASC 310-30, there was no impact on the allowance for loan losses at June 30, 2012 as a result of the loan modifications. Additionally, none of the modifications involved forgiveness of principal, and therefore, pre-modification recorded investment on these loans was the same as post-modification recorded investment.

        On an ongoing basis, the Company monitors the performance of TDRs to their modified terms. The following table presents the number of loans modified in TDRs during the previous 12 months for which there was payment default during the three and six months ended June 30, 2012, including the recorded investment as of June 30, 2012. There were no payment defaults subsequent to modification on uncovered TDRs during the six months ended June 30, 2012 or any TDRs during the six months

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

ended June 30, 2011. A payment on a TDR is considered to be in default once it is greater than 30 days past due.

	Three months ended June 30, 2012		Six months ended June 30, 2012
(Dollars in thousands)	Total number of loans	Total recorded investment at June 30, 2012	Total number of loans	Total recorded investment at June 30, 2012
Covered
Commercial and industrial(a)	10	989	11	989
Commercial real estate(b)	15	13,065	15	13,065
Residential real estate	3	263	3	263
Real estate construction	3	785	4	785

Total covered	31	15,102	33	15,102

Total loans	31	$15,102	33	$15,102

(a)
During the 6 months ended June 30, 2012, $119 thousand was charged off following a subsequent default.

(b)
During the 6 months ended June 30, 2012, $710 thousand was charged off following a subsequent default.

        At June 30, 2012, commitments to lend additional funds to borrowers whose terms have been modified in TDRs totaled $2.1 million.

        The terms of certain other loans were modified during the six months ending June 30, 2012 that did not meet the definition of a troubled debt restructuring. The modification of these loans generally involved a modification of the terms of a loan to borrowers who were not deemed to be experiencing financial difficulties. The evaluation of whether or not a borrower is deemed to be experiencing financial difficulty is completed during loan committee meetings at the time of the loan approval.

Credit Quality Indicators

        Credit risk monitoring and management is a continuous process to manage the quality of the loan portfolio.

        The Company categorizes commercial and industrial, commercial real estate and real estate construction loans into risk categories based on relevant information about the ability of borrowers to service their debt including, current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The risk rating system is used as a tool to analyze and monitor loan portfolio quality. Risk ratings meeting an internally specified exposure

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

threshold are updated annually, or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. The following describes each risk category:

          Pass:     Includes all loans without weaknesses or potential weaknesses identified in the categories of special mention, substandard or doubtful.

          Special Mention:     Loans with potential credit weakness or credit deficiency, which, if not corrected, pose an unwarranted financial risk that could weaken the loan by adversely impacting the future repayment ability of the borrower.

          Substandard:     Loans with a well-defined weakness, or weaknesses, such as loans to borrowers who may be experiencing losses from operations or inadequate liquidity of a degree and duration that jeopardizes the orderly repayment of the loan. Substandard loans also are distinguished by the distinct possibility of loss in the future if these weaknesses are not corrected.

          Doubtful:     Loans with all the characteristics of a loan classified as Substandard, with the added characteristic that credit weaknesses make collection in full highly questionable and improbable.

        Commercial and industrial, commercial real estate and real estate construction credit quality was as follows:

	As of June 30, 2012
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Uncovered loans
Commercial and industrial	$137,116	$1,682	$2,069	$528	$141,395
Commercial real estate	132,023	7,917	838	40	140,818
Real estate construction	2,129	—	—	—	2,129

Total	$271,268	$9,599	$2,907	$568	$284,342

Covered loans
Commercial and industrial	$81,068	$12,489	$46,018	$5,063	$144,638
Commercial real estate	247,000	31,699	163,997	16,253	458,949
Real estate construction	9,752	2,905	20,374	943	33,974

Total	$337,820	$47,093	$230,389	$22,259	$637,561

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

	As of December 31, 2011
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Uncovered loans
Commercial and industrial	$95,821	$3,435	$1,580	$795	$101,631
Commercial real estate	109,195	2,828	4,496	—	116,519
Real estate construction	1,518	—	—	—	1,518

Total	$206,534	$6,263	$6,076	$795	$219,668

Covered loans
Commercial and industrial	$90,384	$23,814	$51,068	$2,094	$167,360
Commercial real estate	255,338	73,779	178,055	782	507,954
Real estate construction	13,679	2,885	25,098	4	41,666

Total	$359,401	$100,478	$254,221	$2,880	$716,980

        For residential real estate loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity. Residential real estate loans and consumer loans are considered nonperforming if 90 days or more past due. The following presents residential real estate and consumer loans by credit quality:

	As of June 30, 2012
(Dollars in thousands)	Performing	Nonperforming	Total
Uncovered loans
Residential real estate	$108,809	$1,152	$109,961
Consumer	8,141	—	8,141

Total	$116,950	$1,152	$118,102

Covered loans
Residential real estate	$159,773	$560	$160,333
Consumer	16,667	—	16,667

Total	$176,440	$560	$177,000

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

5. LOANS (Continued)

	As of December 31, 2011
(Dollars in thousands)	Performing	Nonperforming	Total
Uncovered
Residential real estate	$93,696	$1,320	$95,016
Consumer	9,021	—	9,021

Total	$102,717	$1,320	$104,037

Covered loans
Residential real estate	$175,593	$126	$175,719
Consumer	19,516	—	19,516

Total	$195,109	$126	$195,235

6. ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses represents management's assessment of probable, estimable credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics. Management's evaluation in establishing the adequacy of the allowance includes evaluation of actual past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a specific borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, and other pertinent factors, such as periodic internal and external evaluations of delinquent, nonaccrual, and classified loans. The evaluation is inherently subjective as it requires utilizing material estimates. The evaluation of these factors is the responsibility of certain senior officers from the credit administration, finance, and lending areas.

        The Company individually assesses for impairment all nonaccrual loans and troubled debt restructurings greater than $250,000.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Information as to impaired loans individually evaluated for impairment was as follows:

						Three Months ended June 30, 2012		Six Months ended June 30, 2012
	Recorded investment with no related allowance
		Recorded investment with related allowance
(Dollars in thousands)			Total recorded investment	Contractual principal balance	Related allowance	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized
As of and for the three and six months ended June 30, 2012
Uncovered individually evaluated impaired loans
Commercial and industrial	$1,000	$525	$1,525	$1,576	$253	$1,535	$29	$1,539	$51
Residential real estate	1,152	—	1,152	1,152	—	1,152	—	1,152	—

Total uncovered individually evaluated impaired loans	$2,152	$525	$2,677	$2,728	$253	$2,687	$29	$2,691	$51

Covered individually evaluated impaired loans
Commercial and industrial	$968	$7,018	$7,986	$8,097	$3,854	$7,761	$81	$7,471	$187
Commercial real estate	17,060	23,828	40,888	41,530	10,890	35,744	573	32,135	1,236
Residential real estate	—	265	265	265	195	267	5	253	10
Real estate construction	—	1,459	1,459	1,487	913	1,335	28	1,099	30

Total covered individually evaluated impaired loans	$18,028	$32,570	$50,598	$51,379	$15,852	$45,107	$687	$40,958	$1,463

(Dollars in thousands)	Recorded investment with no related allowance	Recorded investment with related allowance	Total recorded investment	Contractual principal balance	Related allowance
December 31, 2011
Uncovered individually evaluated impaired loans
Commercial and industrial	$—	$565	$565	$598	$293

Total uncovered individually evaluated impaired loans	$—	$565	$565	$598	$293

Covered individually evaluated impaired loans
Commercial and industrial	$1,573	$3,107	$4,680	$5,546	$2,988
Commercial real estate	3,279	6,874	10,153	17,451	4,471

Total covered individually evaluated impaired loans	$4,852	$9,981	$14,833	$22,997	$7,459

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

Uncovered Loans

        Changes in the allowance and the allocation of the allowance for uncovered loans were as follows:

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Margin for imprecision	Total
Three months ended June 30, 2012
Allowance for loan losses—uncovered:
Balance at beginning of period	$3,508	$3,103	$1,915	$177	$260	$—	$8,963
Provision for loan and lease losses	612	450	330	—	(35)	—	1,357
Gross charge-offs	—	—	—	—	(4)	—	(4)
Recoveries	—	2	5	2	9	—	18

Net charge-offs	—	2	5	2	5	—	14

Ending allowance for loan losses	$4,120	$3,555	$2,250	$179	$230	$—	$10,334

Six months ended June 30, 2012
Allowance for loan losses—uncovered:
Balance at beginning of period	$3,307	$2,681	$1,504	$132	$263	$—	$7,887
Provision for loan and lease losses	813	909	888	45	(24)	—	2,631
Gross charge-offs	—	(37)	(147)	—	(29)	—	(213)
Recoveries	—	2	5	2	20	—	29

Net charge-offs	—	(35)	(142)	2	(9)	—	(184)

Ending allowance for loan losses	$4,120	$3,555	$2,250	$179	$230	$—	$10,334

Three months ended June 30, 2011
Allowance for loan losses—uncovered:
Balance at beginning of period	$1,504	$2,596	$765	$72	$73	$558	$5,568
Provision for loan and lease losses	271	(743)	257	99	11	(14)	(119)
Gross charge-offs	—	—	—	—	(27)	—	(27)
Recoveries	—	—	—	—	17	—	17

Net charge-offs	—	—	—	—	(10)	—	(10)

Ending allowance for loan losses	$1,775	$1,853	$1,022	$171	$74	$544	$5,439

Six months ended June 30, 2011
Allowance for loan losses—uncovered:
Balance at beginning of period	$1,062	$2,038	$804	$—	$74	$442	$4,420
Provision for loan and lease losses	713	(185)	218	171	104	102	1,123
Gross charge-offs	—	—	—	—	(140)	—	(140)
Recoveries	—	—	—	—	36	—	36

Net charge-offs	—	—	—	—	(104)	—	(104)

Ending allowance for loan losses	$1,775	$1,853	$1,022	$171	$74	$544	$5,439

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Margin for imprecision	Total
As of June 30, 2012
Allowance for loan losses—uncovered:
Individually evaluated for impairment	$253	$—	$—	$—	$—	$—	$253
Collectively evaluated for impairment	3,867	3,410	2,250	179	47	—	9,753
Accounted for under ASC 310-30	—	145	—	—	183	—	328

Allowance for loan losses	$4,120	$3,555	$2,250	$179	$230	$—	$10,334

Balance of uncovered loans:
Individually evaluated for impairment	$1,525	$—	$1,152	$—	$—	$—	$2,677
Collectively evaluated for impairment	139,516	135,277	108,797	2,129	4,067	—	389,786
Accounted for under ASC 310-30	354	5,541	12	—	4,074	—	9,981

Total uncovered loans	$141,395	$140,818	$109,961	$2,129	$8,141	$—	$402,444

As of December 31, 2011
Allowance for loan losses—uncovered:
Individually evaluated for impairment	$293	$—	$—	$—	$—	$—	$293
Collectively evaluated for impairment	3,010	2,536	1,503	132	49	—	7,230
Accounted for under ASC 310-30	4	145	1	—	214	—	364

Allowance for loan losses	$3,307	$2,681	$1,504	$132	$263	$—	$7,887

Balance of uncovered loans:
Individually evaluated for impairment	$565	$—	$—	$—	$—	$—	$565
Collectively evaluated for impairment	100,795	111,074	94,990	1,518	4,018	—	312,395
Accounted for under ASC 310-30	271	5,445	26	—	5,003	—	10,745

Total uncovered loans	$101,631	$116,519	$95,016	$1,518	$9,021	$—	$323,705

Covered Loans

        The Company established an allowance for loan losses associated with covered purchased credit impaired loans (accounted for under ASC 310-30) based on credit deterioration subsequent to the acquisition date. The Company periodically re-estimates cash flows expected to be collected for covered purchased credit impaired loans, with any decline in expected cash flows recorded as provision for loan losses on a discounted basis during the period. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's remaining life. The covered allowance for loan losses also includes an allowance associated with other purchased covered loans, including covered TDRs.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance and the allocation of the allowance for covered loans were as follows:

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Total
Three months ended June 30, 2012
Allowance for loan losses—covered:
Balance at beginning of period	$16,061	$32,948	$7,331	$6,385	$286	$63,011
Provision for loan and lease losses	5,085	9,606	1,240	(218)	(3)	15,710
Gross charge-offs	(6,633)	(8,481)	(1,228)	(1,279)	(87)	(17,708)
Recoveries	357	955	244	167	69	1,792

Net charge-offs	(6,276)	(7,526)	(984)	(1,112)	(18)	(15,916)

Ending allowance for loan losses	$14,870	$35,028	$7,587	$5,055	$265	$62,805

Six months ended June 30, 2012
Allowance for loan losses—covered:
Balance at beginning of period	$13,827	$28,331	$7,125	$5,750	$319	$55,352
Provision for loan and lease losses	8,970	18,299	2,056	1,638	(30)	30,933
Gross charge-offs	(8,751)	(12,930)	(2,146)	(2,599)	(201)	(26,627)
Recoveries	824	1,328	552	266	177	3,147

Net charge-offs	(7,927)	(11,602)	(1,594)	(2,333)	(24)	(23,480)

Ending allowance for loan losses	$14,870	$35,028	$7,587	$5,055	$265	$62,805

Three months ended June 30, 2011
Allowance for loan losses—covered:
Balance at beginning of period	$2,172	$4,353	$3,046	$2,392	$286	$12,249
Provision for loan and lease losses	3,808	11,140	3,784	3,217	570	22,519
Gross charge-offs	(1,504)	(2,590)	(2,081)	(1,933)	(650)	(8,758)
Recoveries	14	132	229	141	309	825

Net charge-offs	(1,490)	(2,458)	(1,852)	(1,792)	(341)	(7,933)

Ending allowance for loan losses	$4,490	$13,035	$4,978	$3,817	$515	$26,835

Six months ended June 30, 2011
Allowance for loan losses—covered:
Balance at beginning of period	$2,356	$4,198	$3,456	$2,494	$294	$12,798
Provision for loan and lease losses	3,612	11,534	4,415	2,475	839	22,875
Gross charge-offs	(1,510)	(2,916)	(3,476)	(1,933)	(1,229)	(11,064)
Recoveries	32	219	583	781	611	2,226

Net charge-offs	(1,478)	(2,697)	(2,893)	(1,152)	(618)	(8,838)

Ending allowance for loan losses	$4,490	$13,035	$4,978	$3,817	$515	$26,835

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Total
As of June 30, 2012
Allowance for loan losses—covered:
Individually evaluated for impairment	$3,854	$10,890	$195	$913	$—	$15,852
Collectively evaluated for impairment	2,259	1,745	723	539	2	5,268
Accounted for under ASC 310-30	8,757	22,393	6,669	3,603	263	41,685

Allowance for loan losses	$14,870	$35,028	$7,587	$5,055	$265	$62,805

Balance of covered loans:
Individually evaluated for impairment	$7,986	$40,888	$265	$1,459	$—	$50,598
Collectively evaluated for impairment	45,872	26,736	26,944	2,324	190	102,066
Accounted for under ASC 310-30	90,780	391,325	133,124	30,191	16,477	661,897

Total covered loans	$144,638	$458,949	$160,333	$33,974	$16,667	$814,561

As of December 31, 2011
Allowance for loan losses—covered:
Individually evaluated for impairment	$2,988	$4,471	$—	$—	$—	$7,459
Collectively evaluated for impairment	1,271	741	585	71	1	2,669
Accounted for under ASC 310-30	9,568	23,119	6,540	5,679	318	45,224

Allowance for loan losses	$13,827	$28,331	$7,125	$5,750	$319	$55,352

Balance of covered loans:
Individually evaluated for impairment	$4,690	$10,005	$—	$138	$—	$14,833
Collectively evaluated for impairment	39,907	28,753	26,253	1,800	82	96,795
Accounted for under ASC 310-30	122,763	469,196	149,466	39,728	19,434	800,587

Total covered loans	$167,360	$507,954	$175,719	$41,666	$19,516	$912,215

7. ACQUIRED LOANS AND LOSS SHARE ACCOUNTING

        Substantially all loans acquired in the CF Bancorp and First Banking Center acquisitions during the year 2010 and the Peoples State Bank and Community Central Bank acquisitions during the year 2011 are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Bank for the 80% of losses incurred. The CF Bancorp, First Banking Center and Peoples State Bank loss share agreements also include provisions where a clawback payment, calculated using formulas included within the contracts, is to be made to the FDIC 10 years and 45 days following the acquisition in the event actual losses fail to reach stated levels. As of June 30, 2012, the estimated FDIC clawback liability totaled $21.3 million, including $17.7 million and $3.6 million related to the CF Bancorp and First Banking Center acquisitions, respectively.

        These loans were recorded at fair value as of the acquisition date. At the acquisition date, where a loan exhibits evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all principal and interest payments in accordance with the terms of the loan agreement, the Company recognizes the expected shortfall of expected future cash flows, as compared to the contractual amount due, as a nonaccretable discount. Any excess of the net present value of expected future cash flows over the acquisition date fair value is recognized as the

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

7. ACQUIRED LOANS AND LOSS SHARE ACCOUNTING (Continued)

accretable discount, or accretable yield. We recognize accretion of the accretable discount as interest income over the expected remaining life of the purchased loan.

        Changes in the carrying amount of accretable differences for purchased loans for the three and six month periods ended June 30, 2012 and 2011 were as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Dollars in thousands)	2012	2011	2012	2011
Balance at beginning of period	$170,658	$161,737	$184,499	$149,139
Additions due to acquisitions	—	37,063	—	77,002
Discount accretion	(17,002)	(19,111)	(35,974)	(40,992)
Reclassifications from nonaccretable difference and other additions to accretable yield due to results of cash flow re-estimations	18,568	21,721	33,082	23,279
Other activity, net(1)	(11,367)	(8,476)	(20,750)	(15,494)

Balance at end of period	$160,857	$192,934	$160,857	$192,934

(1)
Primarily includes changes in the accretable yield due to maturities, foreclosures and charge-offs.

        For loans accounted for under ASC 310-30, the Company remeasures expected cash flows on a periodic basis. For loans where the remeasurement process results in a decline in expected cash flows, impairment is recorded. As a result of this impairment, the indemnification asset is increased to reflect anticipated future cash to be received from the FDIC. Alternatively, when a loan's remeasurement results in an increase in expected cash flows, the effective yield of the related portfolio is increased through an addition to the accretable yield. As a result of the improved cash flows, the indemnification asset is first reduced by the writing off of any indemnification asset related to impairment previously recorded with any remaining indemnification asset then written off over the remaining life of the related loss-sharing agreement.

        The Company remeasured expected cash flows for loans acquired in the Peoples State Bank and Community Central Bank transactions accounted for under ASC 310-30 during the second quarter of 2012. The Company identified improvement in the cash flow expectations during the second quarter of 2012 of $18.6 million. In the six months ended June 30, 2012 in addition to the second quarter reviews listed previously, the Company additionally reviewed the forecast of expected cash flows for loans acquired in the First Banking Center transaction accounted for under ASC 310-30. The total identified improvement in the cash flow expectations during the six months ended June 30, 2012 was $33.1 million. These reclassifications resulted in yield adjustments on these loans on a prospective basis. The Company also recognized declines in the cash flow expectations of certain loans. Any decline in expected cash flows for a loan is considered impairment and recorded as provision expense, and a related allowance for loan losses on covered loans, on a discounted basis during the period. The recorded provision expense is partially offset by the recognition of FDIC loss sharing income and an increase in the FDIC indemnification.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

7. ACQUIRED LOANS AND LOSS SHARE ACCOUNTING (Continued)

        The following table details the components and impact of the provision for loan losses—covered and the related FDIC loss sharing income.

	For the periods ended June 30, 2012
			For the year ended December 31, 2011
(Dollars in thousands)	Three months	Six months
Provision for loan losses—covered:
Impairment recorded as a result of re-estimation of cash flows on loans accounted for under ASC 310-30(1)	$6,719	$13,854	$50,770
Recorded to build allowance related to troubled debt restructurings(2)	5,708	11,677	7,530
Additional provision for covered loans including those accounted for under ASC 310-20	3,283	5,402	6,448

Total provision for loan losses—covered	15,710	30,933	64,748

Less: offsetting FDIC loss share income:
Impairment recorded as a result of re-estimation of cash flows on loans accounted for under ASC 310-30(1)	$5,005	$9,238	$30,205
Recorded to build allowance related to troubled debt restructurings	4,566	9,342	6,024
Additional provision for covered loans including those accounted for under ASC 310-20	2,626	4,322	5,158

Total loss share income due to provision for loan losses—covered	12,198	22,901	41,387

Net decrease to income before taxes:
Impairment recorded as a result of re-estimation of cash flows on loans accounted for under ASC 310-30(1)	$1,714	$4,616	$20,565
Recorded to build allowance related to troubled debt restructurings(2)	1,142	2,335	1,506
Additional provision for covered loans including those accounted for under ASC 310-20	657	1,080	1,290

Net decrease to income before taxes	3,512	8,032	23,361

(1)
The results of re-estimation also included $18.6 million, $33.1 million and $78.4 million of cash flow improvements for the three months and six months ended June 30, 2012 and the year ended December 31, 2011, respectively. Improvements in cash flows from the re-estimation process are recognized prospectively as an adjustment to the accretable yield on the loan.

(2)
Note 5 to the consolidated financial statements includes additional information on this process.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

7. ACQUIRED LOANS AND LOSS SHARE ACCOUNTING (Continued)

        The following table summarizes the activity related to the FDIC indemnification asset and the FDIC receivable for the six months ended June 30, 2012 and for the year ended December 31, 2011. For further detail on impairment and provision expense related to loans accounted for under FASB ASC Topic 310-30, refer to Note 6 "Allowance for Loan Losses."

(dollars in thousands)	FDIC Indemnification Asset	FDIC Receivable
Balance at January 1, 2011	$270,332	$15,022
Additions due to acquistion	182,264	—
Accretion	3,148	—
Sales and write-downs of other real estate owned (covered)	(5,129)	10,261
Net effect of change in expected cash flows on covered assets	5,433	—
Reimbursements requested from FDIC (reclassification to FDIC receivable)	(97,209)	97,209
Additional claimable expenses incurred net of recoveries(1)	—	8,681
Claim payments received from the FDIC	—	(73,766)

Balance at December 31, 2011	$358,839	$57,407

Accretion (amortization)	(4,375)	—
Sales and write-downs of other real estate owned (covered)	(743)	3,347
Net effect of change in expected cash flows on covered assets	(6,121)	—
Reimbursements requested from FDIC (reclassification to FDIC receivable)	(75,909)	75,909
Additional claimable expenses incurred net of recoveries(1)	—	5,564
Claim payments received from the FDIC	—	(89,085)

Balance at June 30, 2012	$271,691	$53,142

(1)
Primarily includes expenses associated with maintaining the underlying properties and legal fees.

8. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS

        The Company recorded core deposit intangibles (CDIs) associated with the FDIC-assisted acquisitions of CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank. CDIs are amortized on an accelerated basis over their estimated useful lives and have an estimated remaining average useful life of 8.0 years as of June 30, 2012. The Company had no other intangible assets as of June 30, 2012 or December 31, 2011.

        The table below presents the Company's net carrying amount of CDIs.

(Dollars in thousands)	June 30, 2012	December 31, 2011
Gross carrying amount	$9,515	$9,515
Accumulated amortization	(2,847)	(2,206)

Net carrying amount	$6,668	$7,309

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

8. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

        Amortization expense recognized on CDIs was $306 thousand and $390 thousand for the three months ended June 30, 2012 and 2011, respectively, and $641 thousand and $649 thousand, for the six months ended June 30, 2012 and 2011, respectively.

        Loan servicing rights are created as a result of the Company's mortgage banking origination activities, the origination and purchase of agricultural servicing rights and the purchase of commercial real estate servicing rights.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

8. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

        The following tables summarize the changes in the carrying value and estimated fair value of loan servicing rights.

(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
For the three months ended June 30, 2012
Carrying value, beginning of period	$615	$1,659	$2,060	$4,334
Addition of servicing assets	—	49	884	933
Net (impairment)/recovery	14	—	(347)	(333)
Amortization and other	(39)	(87)	(136)	(262)

Carrying value, end of period	$590	$1,621	$2,461	$4,672

Fair value, end of period	$590	$1,697	$2,463	$4,750

For the six months ended June 30, 2012
Carrying value, beginning of period	$643	$1,683	$1,477	$3,803
Addition of servicing assets	—	100	1,515	1,615
Net (impairment)/recovery	25	10	(276)	(241)
Amortization and other	(78)	(172)	(255)	(505)

Carrying value, end of period	$590	$1,621	$2,461	$4,672

Fair value, end of period	$590	$1,697	$2,463	$4,750

For the three months ended June 30, 2011
Carrying value, beginning of period	$—	$—	$1,279	$1,279
Addition of servicing assets	865	1,775	219	2,859
Net (impairment)/recovery	(71)	—	(42)	(113)
Amortization and other	—	(28)	(49)	(77)

Carrying value, end of period	$794	$1,747	$1,407	$3,948

Fair value, end of period	$794	$1,775	$1,434	$4,003

For the six months ended June 30, 2011
Carrying value, beginning of period	$—	$—	$752	$752
Addition of servicing assets	865	1,775	733	3,373
Net (impairment)/recovery	(71)	—	10	(61)
Amortization and other	—	(28)	(88)	(116)

Carrying value, end of period	$794	$1,747	$1,407	$3,948

Fair value, end of period	$794	$1,775	$1,434	$4,003

        Impairment of loan servicing rights is recognized through a valuation allowance when the carrying value of the loan servicing rights exceeds the fair value. Subsequent increases in fair value, up to the

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

8. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

original carrying value, are recorded as impairment recoveries through the valuation allowance. Activity in the valuation allowance for loan servicing rights is shown in the following table.

(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Three months ended June 30, 2012
Balance, beginning of period	$(113)	$—	$(429)	$(542)
Impairment charges	—	—	(347)	(347)
Impairment recoveries	14	—	—	14

Balance, end of period	$(99)	$—	$(776)	$(875)

Six months ended June 30, 2012
Balance, beginning of period	$(124)	$(10)	$(500)	$(634)
Impairment charges	—	—	(347)	(347)
Impairment recoveries	25	10	71	106

Balance, end of period	$(99)	$—	$(776)	$(875)

Three months ended June 30, 2011
Balance, beginning of period	$—	$—	$—	$—
Impairment charges	(71)	—	(42)	(113)
Impairment recoveries	—	—	—	—

Balance, end of period	$(71)	$—	$(42)	$(113)

Six months ended June 30, 2011
Balance, beginning of period	$—	$—	$(52)	$(52)
Impairment charges	(71)	—	(42)	(113)
Impairment recoveries	—	—	52	52

Balance, end of period	$(71)	$—	$(42)	$(113)

        The expected and actual rates of loan prepayments are the most significant factors driving the fair value of loan servicing rights. Fair values at June 30, 2012 were determined using prepayment speeds ranging from 7.2% to 32.2% for mortgage servicing rights, 3.1% to 31.7% for agricultural servicing rights and 8.5% to 50.0% for commercial real estate servicing rights. Fair values at December 31, 2011 were determined using prepayment speeds ranging from 8.3% to 30.3% for mortgage servicing rights, 4.1% to 37.3% for agricultural servicing rights and 8.5% to 51.0% for commercial real estate servicing rights. The Company realized total loan servicing fee income of $515 thousand and $624 thousand for the three months ended June 30, 2012 and 2011, respectively, and $974 thousand and $881 thousand for the six months ended June 30, 2012 and 2011, respectively, recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Loans serviced for others are not reported as assets in the Consolidated Balance Sheets. The unpaid principal balances of the commercial real estate, agricultural, and mortgage servicing portfolios serviced for others associated with the loan servicing rights totaled $360.0 million, $72.4 million and

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

8. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

$331.5 million at June 30, 2012, respectively. The unpaid principal balances of the commercial real estate, agricultural, and mortgage servicing portfolios serviced for others associated with the loan servicing rights totaled $347.5 million, $72.4 million and $202.8 million at December 31, 2011, respectively.

9. DERIVATIVE INSTRUMENTS

        Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. The Company has no derivatives designated as qualifying accounting hedging instruments.

        The following table reflects the amount and fair value of mortgage banking derivatives included in "Other assets" and "Other liabilities" in the Consolidated Balance Sheets.

	June 30, 2012		December 31, 2011
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts related to mortgage loans to be delivered for sale	$77,932	$(112)	$41,797	$(199)
Interest rate lock commitments	66,220	1,361	31,094	434

Total included in other assets	$144,152	$1,249	$72,891	$235

        The following table reflects the net gains (losses) relating to free-standing derivative instruments used for risk management recorded in "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

	Three Months ended June 30,		Six Months ended June 30,
(Dollars in thousands)	2012	2011	2012	2011
Forward contracts related to mortgage loans to be delivered for sale	$(183)	$(131)	$88	$(646)
Interest rate lock commitments	575	26	927	220

        Methods and assumptions used by the Company in estimating the fair value of its forward contracts and interest rate lock commitments are discussed in Note 3 "Fair Value".

10. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS

        In the normal course of business, the Company offers a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include outstanding commitments to extend credit and standby letters of credit.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

10. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS (Continued)

        The Company's exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument, is represented by the contractual amounts of those instruments. The same credit policies are used in making commitments and conditional obligations as are used for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. The collateral held varies, but may include securities, real estate, inventory, plant, or equipment. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are included in commitments to extend credit. These lines of credit are generally uncollateralized, usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Company is committed.

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company's portfolio of standby letters of credit consists primarily of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default to produce the contracted good or service to a third party. Management conducts regular reviews of these instruments on an individual customer basis and does not anticipate any material losses as a result of these letters of credit.

        A summary of the contractual amounts of the Company's exposure to off-balance sheet risk is as follows:

(Dollars in thousands)	June 30, 2012	December 31, 2011
Commitments to extend credit	$278,551	$208,106
Standby letters of credit	20,622	12,310

Total commitments	$299,173	$220,416

11. FEDERAL HOME LOAN BANK ADVANCES

        At June 30, 2012, the Company had $45.9 million of FHLB advances outstanding. The balance includes advances payable of $43.2 million and purchase accounting premiums of $2.7 million. Maturities for the FHLB advances range from 2012 to 2016 with fixed interest rates from 1.51% to 5.63%. The weighted average effective cost is 4.20%. Each advance is payable at maturity date and include prepayment option fees. The total FHLB borrowing capacity was collaterized by $177.9 million of mortgage loans and mortgage-backed securities under a specific lien arrangement at June 30, 2012.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

12. INCOME TAXES

        The provision for federal income taxes is computed by applying the statutory federal income tax rate to income (loss) before income taxes as reported in the consolidated financial statements after deducting non-taxable items. State taxes are then added to the federal tax provision. The Company and its subsidiaries are subject to U.S. federal income tax and income tax in the state of Wisconsin. The Company is not subject to examination by the Internal Revenue Service for the years before 2007 and by the state of Wisconsin before 2010.

        In the ordinary course of business, the Company enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) may review and/or challenge specific interpretive tax positions taken by the Company with respect to those transactions. The Company believes that its tax returns were filed based upon applicable statutes, regulations and case law in effect at the time of the transactions. The IRS, an administrative authority or a court, if presented with the transactions, could disagree with the Company's interpretation of the tax law.

        There were no unrecognized tax benefits at June 30, 2012 or December 31, 2011, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense, when applicable. The Company did not have any amounts accrued for interest and penalties at June 30, 2012 or December 31, 2011.

        At June 30, 2012 and December 31, 2011, management concluded that no valuation allowance was necessary on federal or state deferred tax assets. This determination was based on the Company's net deferred tax liability position, its income and growth throughout the second quarter of 2012 and the full year 2011, and management's expectations of sustainable profitability in the future.

13. CONTINGENT LIABILITIES

        The Company and certain of its subsidiaries are subject to various pending or threatened legal proceedings arising out of the normal course of business. Some of these claims are against entities or assets of which the Company has acquired in business acquisitions, and certain of these claims, or future claims, will be covered by loss sharing agreements with the FDIC.

        The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. While the ultimate liability with respect to these litigation matters and claims cannot be determined at this time, in the opinion of management, any liabilities arising from pending legal proceedings would not have a material adverse effect on the Company's financial statements.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

14. PARENT COMPANY FINANCIAL STATEMENTS

Balance Sheets—Talmer Bancorp, Inc.

(Dollars in thousands)	June 30, 2012	December 31, 2011	June 30, 2011
Assets
Cash and cash equivalents	$62,155	$25,710	$2,635
Investment in Banking subsidiaries	298,910	285,361	273,360
Income tax benefit	—	10,314	4,955
Other assets	—	125	—

Total assets	$361,065	$321,510	$280,950

Liabilities
Income tax liability	$5,362	$—	$—
Accrued expenses and other liabilities	879	184	1,518

Total liabilities	6,241	184	1,518

Shareholders' equity	354,824	321,326	279,432

Total liabilities and stockholders' equity	$361,065	$321,510	$280,950

Statements of Income—Talmer Bancorp, Inc.

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2012	2011	2012	2011
Expenses
Salaries and employee benefits	1,010	1,892	1,956	2,996
Professional services	305	187	534	385
Other	191	69	281	74

Total expenses	1,506	2,148	2,771	3,455

Income before income taxes and equity in undistributed net earnings of subsidiaries	(1,506)	(2,148)	(2,771)	(3,455)
Income tax benefit	526	752	968	1,210
Equity in undistributed earnings of subsidiaries	6,120	13,602	12,222	27,107

Net income	$5,140	$12,206	$10,419	$24,862

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

14. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows—Talmer Bancorp, Inc.

	Six Months Ended June 30,
(Dollars in thousands)	2012	2011
Cash flows from operating activities
Net income	$10,419	$24,862
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(12,222)	(27,107)
Stock-based compensation expense	804	747
Change in income tax benefit/liability	15,676	(3,769)
Decrease in other assets, net	125	23
Increase in accrued expenses and other liabilities, net	695	18

Net cash used in operating activities	15,497	(5,226)
Cash flows from financing activities
Issuance of common stock	20,948	99

Net cash used in financing activities	20,948	99

Net increase in cash and cash equivalents	36,445	(5,127)
Beginning cash and cash equivalents	25,710	7,762

Ending cash and cash equivalents	$62,155	$2,635

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2012

(Unaudited)

15. EARNINGS PER COMMON SHARE

        The factors used in the basic and diluted earnings per share ("EPS") computation follow:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share data)	2012	2011	2012	2011
Numerator for basic and diluted EPS:
Net income	$5,140	$12,206	$10,419	$24,862

Denominator for basic EPS—weighted average shares	47,090	38,974	46,355	38,965
Effect of dilutive securities—
Employee and director stock options	1,305	330	1,306	314
Warrants	503	1,035	503	919

Denominator for diluted EPS—adjusted weighted average shares	48,898	40,339	48,164	40,198

EPS available to common shareholders
Basic	$0.11	$0.31	$0.22	$0.64

Diluted	$0.11	$0.30	$0.22	$0.62

        For the effect of dilutive securities, it was assumed that the average stock valuation is $8.00 per share for the three and six months ended June 30, 2012 and $7.19 and $6.85 per share for the three and six months ended June 30, 2011, respectively, which is reflective of the share activity for each period.

        The following average shares related to outstanding options and warrants to purchase shares of common stock were not included in the computation of diluted net income available to common shareholders because they were antidilutive.

	Three Months Ended June 30,		Six Months Ended June 30,
(Shares in thousands)	2012	2011	2012	2011
Average outstanding options	218	4,000	218	3,731
Range of exercise prices	$7.25	$6.00 - $6.50	$7.25	$6.00 - $6.50
Average outstanding warrants	148	39	117	39
Range of exercise prices	$8.00 - $10.00	$10.00	$8.00 - $10.00	$10.00

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Talmer Bancorp, Inc.
Troy, Michigan

        We have audited the accompanying consolidated balance sheets of Talmer Bancorp, Inc. (formerly First Michigan Bancorp, Inc.) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

                          /s/ CROWE HORWATH LLP
                          CROWE HORWATH LLP

Grand Rapids, Michigan
June 15, 2012

Talmer Bancorp, Inc.

Consolidated Balance Sheets

	December 31,
(Dollars in thousands)	2011	2010
Assets
Cash & due from banks	$32,215	$33,540
Interest-bearing deposits with other banks	66,442	58,737
Fed funds & other short-term investments	96,503	58,862

Total cash & cash equivalents	195,160	151,139
Available-for-sale securities	223,938	298,094
Federal Home Loan Bank stock	2,820	7,532
Loans held for sale, at fair value	11,081	14,010
Loans:
Commercial	124,164	42,000
Commercial real estate	94,945	63,150
Single family residential	87,221	23,619
Consumer	17,375	11,015

Total loans, excluding covered loans	323,705	139,784
Less: Allowance for loan losses—uncovered	(7,887)	(4,420)

Net loans—excluding covered loans	315,818	135,364
Covered loans	912,215	750,561
Less: Allowance for loan losses—covered	(55,352)	(12,798)

Net loans—covered	856,863	737,763
Net total loans	1,172,681	873,127
Premises & equipment	43,321	16,733
Accrued interest receivable	20,787	13,632
FDIC indemnification asset	358,839	270,332
Other real estate owned (covered)	20,303	18,695
Core deposit intangible	7,309	5,827
FDIC receivable	57,407	15,022
Other assets	9,914	5,502

Total assets	$2,123,560	$1,689,645

Liabilities
Deposits:
Noninterest-bearing deposits	$357,709	$133,924
Interest bearing demand deposits	293,573	107,325
Money market & savings deposits	528,832	658,126
Time deposits	515,485	489,049

Total deposits	1,695,599	1,388,424
FHLB advances	46,487	—
Federal funds purchased & other short-term borrowings	15,634	—
Income tax liability	11,812	12,404
FDIC clawback liability	20,648	20,071
FDIC warrants payable	3,215	2,970
Other liabilities	8,839	14,841

Total liabilities	1,802,234	1,438,710
Shareholders' equity
Preferred stock—$1.00 par value Authorized—20,000,000 shares in 2011 and 2010 Issued and outstanding—0 shares in 2011 and 0 shares in 2010	—	—
Common stock:
Class A Voting Common Stock—$1.00 par value Authorized—198,000,000 shares in 2011 and 2010 Issued and outstanding—44,469,470 shares in 2011 and 38,955,889 in 2010	44,469	38,956
Class B Non-Voting Common Stock—$1.00 par value Authorized—2,000,000 shares in 2011 and 2010 Issued and outstanding—0 shares in 2011 and 0 shares in 2010	—	—
Additional paid-in-capital	201,628	173,729
Retained earnings	72,090	38,641
Accumulated other comprehensive income (loss), net of tax	3,139	(391)

Total shareholders' equity	321,326	250,935

Total liabilities & shareholders' equity	$2,123,560	$1,689,645

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Income

	Year ended December 31,
(Dollars in thousands, except per share data)	2011	2010
Interest income
Interest & fees on loans	$108,103	$38,817
Interest on investments
Taxable	5,246	2,726
Tax-exempt	2,499	672

Total interest on securities	7,745	3,398
Interest on interest earning cash balances	152	503
Interest on federal funds & other short term investments	243	38
Dividends on FHLB stock	87	16
FDIC indemnification asset	3,148	7,477

Total interest income	119,478	50,249
Interest Expense
Interest bearing demand deposits	734	392
Money market & savings deposits	1,131	519
Time deposits	4,632	4,294
Interest on FHLB advances	545	763
Interest on fed fund purchased & other short-term borrowings	34	—

Total interest expense	7,076	5,968

Net interest income	112,402	44,281

Provision for loan and lease losses—uncovered	3,571	4,484
Provision for loan and lease losses—covered	64,748	17,850

Net interest income after provision for loan and lease losses	44,083	21,947
Noninterest income
Deposit fee income	8,812	1,927
Mortgage banking and other loan fees	6,563	5,026
Bargain purchase gains	39,385	53,842
FDIC loss sharing income	50,551	15,646
Accelerated discount on acquired loans	1,896	8,615
Net gains on sales of securities	2,658	93
Other income	3,909	1,434

Total noninterest income	113,774	86,583
Noninterest expenses
Salary and employee benefits	57,953	24,322
Occupancy and equipment expense	13,029	4,611
Data processing fees	5,030	1,242
Professional service fees	6,821	3,370
Marketing expense	5,170	1,664
Other employee expense	2,151	410
Insurance expense	2,723	1,841
Other expense	13,714	4,305

Total noninterest expenses	106,591	41,765

Income (loss) before income taxes	51,266	66,765
Income tax	17,817	22,089

Net income (loss)	$33,449	$44,676

Earnings (loss) share:
Basic	$0.85	$1.60
Diluted	0.82	1.56
Average shares outstanding—basic	39,504,906	27,937,370
Average shares outstanding—diluted	40,639,284	28,588,635

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock
			Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(In thousands, except for per share data)	Shares	Amount
Balance at January 1, 2010	$5,622	$5,622	$19,907	$(6,035)	$(1)	$19,493
Comprehensive income:
Net income				44,676		44,676
Unrealized holding gains (losses) on available for sale securities arising during the period					(503)	(503)
Reclassification adjustment for losses (gains) on realized income					(93)	(93)

Net unrealized gains (losses)					(596)	(596)
Tax effect					206	206

Other comprehensive loss					(390)	(390)

Comprehensive income:						44,286
Stock based compensation expense			1,273			1,273
Issuance of 33,333,334 common shares	33,334	33,334	152,549			185,883

Balance at December 31, 2010	$38,956	$38,956	$173,729	$38,641	$(391)	$250,935
Comprehensive income:
Net income				33,449		33,449
Unrealized holding gains (losses) on available for sale securities arising during the period					8,101	8,101
Reclassification adjustment for losses (gains) on realized income					(2,658)	(2,658)

Net unrealized gains (losses)					5,443	5,443
Tax effect					(1,913)	(1,913)

Other comprehensive income					3,530	3,530

Comprehensive income:						36,979
Stock based compensation expense			2,807			2,807
Issuance of 5,513,581 common shares	5,513	5,513	25,092			30,605

Balance at December 31, 2011	$44,469	$44,469	$201,628	$72,090	$3,139	$321,326

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
(Dollars in thousands)	2011	2010
Cash flows from operating activities
Net income	33,449	44,676
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,713	1,047
Amortization of core deposit intangibles and loan servicing rights	1,906	1,561
Stock-based compensation expense	2,807	1,273
Provisions for loan losses	68,318	22,334
Originations of loans held for sale	(227,244)	(151,413)
Proceeds from sales of loans	246,012	145,037
Net gain from sales of loans	(4,972)	(4,182)
Net gain on sales of available-for-sale securities	(2,658)	(93)
Gain on FDIC assisted acquisitions	(37,611)	(53,842)
Valuation writedowns on other real estate	3,353	—
Net decrease in FDIC indemnification asset and receivable	51,372	21,279
Net (gain) loss on sales of other real estate owned	(1,243)	122
Net increase in accrued interest receivable and other assets	(11,439)	(9,435)
Net increase (decrease) in accrued expenses and other liabilities	(1,321)	7,003
Net amortization of securities	2,031	1,812
Deferred income tax (benefit) expense	(9,398)	9,944
Other, net	420

Net cash from operating activities	117,495	37,123

Cash flows from investing activities
Net increase in uncovered loans	(186,042)	(64,938)
Net decrease in covered loans	205,351	91,544
Net sale (purchases) of FHLB stock	6,229	(1,357)
Purchases of available-for-sale securities	(167,331)	(319,628)
Proceeds from:
Maturities and redemptions of available-for-sale securities	140,828	85,928
Sales of available-for-sale securities	135,533	1,418
Sales of other real estate owned	20,062	4,255
Purchases of premises and equipment	(30,458)	(16,813)
Cash proceeds from acquisitions	173,435	531,822

Net cash from investing activities	297,607	312,231

Cash flows from financing activities
Net (decrease) increase in deposits	(380,678)	(327,210)
Proceeds from FHLB advances	—	—
Repayments of FHLB advances	(10,643)	(67,947)
Net increase in other borrowed funds	15,634	—
Proceeds from issuance of common stock	4,606	185,883

Net cash from financing activities	(371,081)	(209,274)

Net change in cash and cash equivalents	44,021	140,080
Beginning cash and cash equivalents	151,139	11,059

Ending cash and cash equivalents	195,160	151,139

Supplemental disclosure of cash flow information:
Interest paid	6,916	5,142
Income taxes paid	19,670	10,000
Transfer from loans to other real estate owned	6,901	1,034
Non-cash transactions:
Increase in assets and liabilities in acquisitions:
Securities	29,458	70,909
FHLB stock	1,409	—
Uncovered loans	8,459	459
Covered loans	396,101	851,537
Premises and equipment	72	912
FDIC indemnification asset	182,264	306,633
Other real estate owned (covered)	16,878	18,038
Core deposit intangible	2,835	6,680
Other assets	1,260	11,426
Deposits	687,854	1,647,184
FHLB advances	57,675	64,947
Other liabilities	3,031	32,443
Purchase accounting adjustment in connection with acquisitions	1,774	—

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations:    Talmer Bancorp, Inc., previously First Michigan Bancorp, Inc., a registered bank holding company, (the "Company") provides financial services through 52 offices located in the Detroit metropolitan area, in the thumb region of Michigan and in the southern portion of Wisconsin. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial, residential and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Approximately 74% of the Bank's loan portfolio was acquired through FDIC-assisted acquisition of loans from failed banks and are covered under FDIC loss sharing agreements.

        The Bank also engages in mortgage banking activities and, as such, acquires, sells, and services one-to-four family residential mortgage loans. Additionally, the Bank provides wealth management and trust services to its retail customers.

        Principles of Consolidation:    The consolidated financial statements include the Company and the accounts and operations of its wholly owned subsidiary, Talmer Bank and Trust, (the "Bank"). Intercompany transactions and balances are eliminated in consolidation. Certain amounts in the financial statements for prior years have been reclassified to conform to current financial statement presentation.

        Use of Estimates:    To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management is required to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The expected cash flows from purchased impaired loans and the FDIC indemnification assets, allowance for loan losses, carrying value of deferred tax liabilities and assets, and fair values of financial instruments are particularly subject to change.

        Cash Flows:    Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

        Interest-Bearing Deposits with Other Banks:    Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

        Investment Securities:    Securities that are not held for trading purposes are accounted for as securities available-for-sale and are recorded at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

        Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management assesses whether it intends to sell, or if it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

        Federal Home Loan Bank ("FHLB") Stock:    The Bank is a member of the FHLB of Indianapolis. As a member, the Bank is required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB of Indianapolis stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

        Loans Held for Sale:    Mortgage loans originated and intended for sale in the secondary market are carried at fair value.

        These loans are sold both with servicing rights retained and with servicing rights released. Under current business practice, the majority of loans sold are sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying values of the related loans sold and are recorded in "Mortgage banking and other loan fees".

Loans:

        Purchased Loans:    Purchased loans are recorded at fair value at the date of acquisition. Fair values for purchased loans are based on a discounted cash flow methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller purchased loans are grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques.

        The Company accounts for purchased credit impaired loans in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 310-30, "Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30). The cash flows expected to be collected on purchased loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Purchased loans are considered credit impaired if there is evidence of credit deterioration at the date of purchase and if it is probable that not all contractually required payments will be collected. The majority of purchased loans are initially accounted for under ASC 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which no credit impairment is estimated on the date of purchase. Purchased credit impaired loans are not classified as

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

nonperforming assets at acquisition as the loans are considered performing under ASC 310-30. Interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows is recognized on all purchased loans accounted for under ASC 310-30. Expected cash flows are re-estimated periodically for all loans accounted for under ASC 310-30. Any decline in expected cash flows for a loan is referred to as impairment and recorded as provision for loan losses during the period. Improvement in expected cash flows is recognized prospectively as an adjustment to the yield on the loan once any previously recorded impairment is recaptured. Accelerated discounts on covered loans result from the accelerated recognition of a portion of the covered loan discount that would have been recognized over the expected life of the loan, had it not repaid.

        Purchased loans outside the scope of ASC 310-30 are accounted for under FASB ASC Topic 310-20, "Receivables—Nonrefundable Fees and Other Costs" (ASC 310-20) or under FASB ASC Topic 310-40, "Receivables—Troubled Debt Restructurings by Creditors" (ASC 310-40), where applicable. Discounts created when the loans were recorded at their estimated fair values at acquisition are amortized over the remaining term of the loan as an adjustment to the related loan's yield.

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Purchased loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered provision for loan losses or future period yield adjustments. Purchased loans outside the scope of ASC 310-30 are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans outside the scope of ASC 310-30 are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value.

        The accrual of interest income, for loans outside the scope of ASC 310-30 on single family residential mortgage, commercial and commercial real estate loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans outside the scope of ASC 310-30 are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans outside the scope of ASC 310-30 are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not received for a loan placed on nonaccrual is charged against interest income. Interest received on such loans is accounted for on the cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Certain loans acquired in Federal Deposit Insurance Corporation ("FDIC")-assisted transactions are initially covered under loss sharing agreements and are referred to as covered loans. Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80% of losses incurred on covered loans. For certain pools of loans, the reimbursement rate for losses are reduced for losses above a certain threshold. The Company will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under the loss sharing agreement. For loans that were fully charged off prior to acquisition, the FDIC will reimburse the

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company for 50% of expenses incurred to collect on the loan and the Company will reimburse the FDIC for 50% of the recoveries recognized from its collection efforts. The FDIC's obligation to reimburse the Company for losses with respect to covered loan began with the first dollar of loss incurred.

        Originated Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned income, deferred loan fees and costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the remaining life of the loan without anticipating prepayments.

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as, insufficient collateral value.

        The accrual of interest income on single family residential mortgage, commercial and commercial real estate loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not received for a loan placed on nonaccrual is charged against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        For further information about the loan portfolio, including identification of segments and classes, refer to Note 5.

Allowance for Loan Losses:

        Purchased Loans:    The Company maintains an allowance for loan losses on purchased loans based on credit deterioration subsequent to the acquisition date. In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the acquired loans as any credit deterioration evident in the loans was included in the determination of the fair value of the loans at the acquisition date. For purchased credit impaired loans, accounted for under ASC 310-30, management establishes an allowance for credit deterioration subsequent to the date of acquisition by periodically re-estimating expected cash flows with any decline in expected cash flows recorded as provision for loan losses. Impairment is measured as the excess of the recorded investment in a loan over the present value of expected future cash flows discounted at the pre-impairment accounting yield of the loan. For purchased loans accounted for under ASC 310-20 or ASC 310-40, the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For covered loans, the required allowance is recorded gross and the related estimated reimbursement for losses due from the FDIC under loss sharing agreements is recorded as both FDIC loss sharing income and an increase to the FDIC indemnification asset.

        Originated loans:    The allowance for loan losses represents management's assessment of probable, incurred credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics.

        Impaired loans include loans placed on nonaccrual status and troubled debt restructurings. Loans are considered impaired when based on current information and events it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the original contractual terms of the loan agreement, the Company considers the borrower's overall financial condition, resources and payment record, support from guarantors, and the realizable value of any collateral. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        Impaired loans are identified to be individually evaluated for impairment based on a combination of internally assigned risk ratings and a defined dollar threshold. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent. Impaired loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics.

        The allowance for commercial, agricultural and commercial real estate loans that are not individually evaluated for impairment begins with a process of estimating the probable losses inherent in the portfolio. These estimates are established based on the Company's internal credit risk ratings and historical loss data. As the Company's operating history is limited and the Bank is growing rapidly, the historical loss estimates for loans are based on actual historical loss experienced by all banks in Michigan and Wisconsin. These estimates are established by loan type including commercial, agricultural and commercial real estate, and further segregated by region, including Michigan and Wisconsin, where applicable. The estimate of losses is then adjusted for management's estimate of trends in delinquent and nonaccrual loans and includes adjustments to consider the margin for imprecision in the calculation of the allowance that is due to factors such as imprecision in the risk rating system or stale ratings which may not have been updated for recent trends in particular credits.

        Given the limited operating history of the bank, the estimate of losses for single family residential and consumer loans is based primarily on historical loss rates experienced in the respective loan classes by all banks in Michigan and Wisconsin. This estimate is also adjusted for management's estimate of trends in delinquent and nonaccrual loans.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        There were no material changes to the Company's accounting policies or methodology related to the allowance for loan and lease losses in 2011. For further information about the allowance for loan and lease losses, refer to Note 6.

        The allowance is increased by the provision for loan losses charged to expense and decreased by actual charge-offs, net of recoveries or previous amounts charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        FDIC Indemnification Asset and Clawback Liability:    The FDIC indemnification asset results from the loss sharing agreements in FDIC-assisted transactions. The asset is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable with the assets should the Company choose to dispose of them. Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80% of losses incurred on covered assets. For certain pools of loans, the reimbursement rate for losses are reduced for losses above a certain threshold. Expected reimbursements from the FDIC do not include reimbursable amounts related to future covered expenditures.

        FDIC indemnification assets were recorded at their estimated fair values at the time of the FDIC-assisted transaction. Fair values are estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to the present value and the discount rate includes a risk premium to reflect the uncertainty of the timing and collection of the loss sharing reimbursement from the FDIC.

        The accounting for FDIC indemnification assets is closely related to the accounting for the underlying, indemnified assets. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered assets accounted for under ASC 310-30. Improvements in cash flow expectations on covered assets generally result in a related decline in the expected indemnification cash flows and are reflected as a downward yield adjustment on the indemnification assets. Deterioration in cash flow expectations on covered assets generally results in an increase in expected indemnification cash flows and is reflected as both FDIC loss sharing income and an increase to the indemnification asset. At the time an asset subject to a loss sharing agreement is disposed of, through collection, charge-off or other settlement, any associated remaining indemnification asset, not recoverable from the FDIC, is written off.

        Reimbursement requests are submitted to the FDIC on a monthly basis for single family residential covered loans and on a quarterly basis for all other covered assets. As of December 31, 2011, the reimbursement claims submitted by the Company to the FDIC were being reimbursed on a timely basis.

        The CF Bancorp, First Banking Center and Peoples State Bank loss sharing agreements contain a provision where if losses do not exceed a calculated threshold, the Company is obligated to compensate the FDIC. This obligation is referred to as the FDIC clawback liability and, if applicable, is due to the FDIC at the end of the loss share period (ten years). The formula for the FDIC clawback liability varies from agreement to agreement and is calculated using the formula provided in the individual loss share agreements and is not consolidated into one calculation. The estimated fair value of the FDIC

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

clawback liability is recorded in the Consolidated Balance Sheets. Any valuation adjustments for the FDIC clawback liability are recorded as "Other income" or "Other expense" in the Consolidated Statements of Income.

        Premises and Equipment:    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method with useful lives ranging from 10 to 40 years for buildings and related components, 1 to 10 years for furniture, fixtures and equipment, and 1 to 3 years for software and hardware. Leasehold improvements are amortized over the lesser of their useful lives or the base term of the respective lease. Maintenance and repairs are charged to operations as incurred.

        Other Real Estate Owned:    Other real estate owned represents property primarily acquired by the Company through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. The acquired properties are initially recorded at fair value, less estimated costs to sell, at the date acquired, establishing a new cost basis. Losses arising at the time of acquisition of such properties are charged against the allowance for loan and lease losses. Subsequently, the assets are valued at the lower of cost or fair value, less estimated costs to sell, based on periodic valuations performed by management. Subsequent write-downs in the carrying value of other real estate owned properties that may be required are expensed as incurred. Improvements to the properties may be capitalized if the improvements contribute to the overall value of the property. Improvement amounts may not be capitalized in excess of the net realizable value of the property. Any gains or losses realized at the time of disposal are reflected in the Consolidated Statements of Income. All other real estate owned was covered under FDIC loss sharing agreements at December 31, 2011 and 2010.

        Other Real Estate Owned (covered):    Other real estate owned covered by loss share agreements represents property primarily acquired by the Company as part of an acquisition and through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem covered loans. Pursuant to the terms of the loss sharing agreements, 80% of losses and expenses incurred while holding such covered assets are reimbursed by the FDIC. The acquired properties are initially recorded at fair value, less estimated costs to sell, at the date acquired, establishing a new cost basis. Subsequently, the assets are valued at the lower of cost or fair value, less estimated costs to sell, based on periodic valuations performed by management. Any losses recognized at foreclosure, during the holding period or realized at the time of disposal are partially offset by the FDIC loss share income reflected in the Consolidated Statements of Income. Gains realized are shared with the FDIC in accordance with the loss sharing agreements.

        Core Deposit Intangibles ("CDIs"):    CDIs represent the estimated value of acquired relationships with deposit customers. The estimated fair value of CDIs are based on a discounted cash flow methodology that gives appropriate consideration to expected customer attrition rates, cost of the deposit base, reserve requirements and the net maintenance cost attributable to customer deposits. CDIs are amortized on an accelerated basis over their useful lives. CDIs are evaluated on an accrual basis for impairment in accordance with ASC Topic 350, "Intangibles—Goodwill and Other".

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loan Servicing Rights:    Loan servicing rights are recognized as separate assets when such rights are purchased or when loans are sold into the secondary market, with servicing retained. Purchased servicing rights are recorded at purchase cost. Upon the sale of an originated loan, the loan servicing right is established and recorded at the estimated fair value by calculating the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions. The expected and actual rates of loan prepayments are the most significant factors driving the fair value of loan servicing rights. Increases in loan prepayments reduce estimated future net servicing cash flows as the life of the underlying loan is shorter. Loan servicing rights are recorded in "Other assets" in the Consolidated Balance Sheets.

        Loan servicing rights are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Fair values of loan servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. The amortization and any valuation adjustments for loan servicing rights are recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. Late fees related to loan servicing are not material. Servicing fees are recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding and compensating balance and other covenants or requirements. Loan commitments generally have fixed expiration dates, are variable rate and contain termination and other clauses which provide for relief from funding in the event there is a significant deterioration in the credit quality of the customers. Since many commitments expire without being drawn upon, the total contractual amount of commitments does not necessarily represent future cash requirements. Such financial instruments are recorded when they are funded. The carrying amounts are reasonable estimates of the fair value of these financial instruments. Carrying amounts, which are comprised of the unamortized fee income and, where necessary, reserves for any expected credit losses from these financial instruments, are insignificant.

        Allowance for Lending-Related Commitments:    The allowance for lending-related commitments provides for probable credit losses inherent in unused commitments to extend credit and letters of credit. The reserve is calculated for homogeneous pools of lending-related commitments within each

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

internal risk rating, using the same inputs discussed above for the general component of the allowance for loan losses. An estimated draw factor is then applied to adjust for the probability of draw. The allowance for lending-related commitments is included in "Other liabilities" on the consolidated balance sheets, with the corresponding charge reflected as a component of "Other noninterest expense" on the consolidated statements of income.

        Derivative Instruments:    Derivative instruments are recorded in "Other assets" and "Other liabilities" in the Consolidated Balance Sheets and are comprised of commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors. These commitments are accounted for as free standing derivatives under FASB ASC Topic 815, "Derivatives and Hedging". Fair values of these derivatives are estimated based on the fair value of the related mortgage loans determined using observable market data. The Company adjusts the outstanding interest rate lock commitments with prospective borrowers based on exercise and funding expectations. Changes in the fair values of these derivatives are included in "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Stock-Based Compensation:    Compensation cost is recognized for stock option awards issued based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized on a straight-line basis over the required service period, generally defined as the vesting period.

        Income Taxes:    The provision for income taxes is based on amounts reported in the Consolidated Statements of Income (after deducting tax credits related to investments in low income housing partnerships) and includes deferred income taxes on temporary differences between the income tax basis and financial accounting basis of assets and liabilities. Deferred tax assets are evaluated for realization based on available evidence of future reversals of existing temporary differences and assumptions made regarding future events. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

        The Company classifies interest and penalties on income tax liabilities in the provision for income taxes in the consolidated statements of income, if applicable.

        Earnings per Common Share:    Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants.

        Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is recognized as a separate component of equity.

        Restrictions on Cash:    Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. Additionally, the Company's strategic plan that was accepted by the FDIC does not contemplate that the Bank would

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

pay dividends to the Company over the next three years. Therefore, the Bank will not pay dividends to the Company prior to June 30, 2014, unless it changes its strategic plan and receives prior regulatory approval.

        Fair Value Measurements:    Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Fair value measurements and disclosures guidance establishes a three-level fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.

        Fair value measurements for assets and liabilities where limited or no observable market data exists are estimated based on discounted cash flows or other valuation methods. Inputs to these valuation methods are subjective in nature, involve uncertainties, and require significant judgment. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

        For further information about fair value measurements, refer to Note 3.

        Operating Segments:    In 2011, management continued to review operating performance and make decisions as one banking segment across all geographies served. While the chief decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis.

        Recently Adopted and Issued Accounting Standards:    In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring"), which clarifies existing guidance used by creditors to determine when a modification represents a troubled debt restructuring (TDR). As a result, the Company reassessed loan restructurings that occurred on or after January 1, 2011 to identify modifications that would be considered TDRs as a result of these clarifications. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements. For further information about TDRs, refer to Note 5.

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", which generally aligns the principles of fair value measurements with International Financial Reporting Standards (IFRSs). This guidance is effective for annual financial periods beginning after December 15, 2011. While the provisions of ASU No. 2011-04 will increase the Company's fair value disclosures, the Company does not expect the adoption will not have any effect on the Company's financial condition and results of operations.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income", which revises the manner in which entities present comprehensive income in their financial statements. This update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires that comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate consecutive statements. This guidance is effective for fiscal years ending after December 15, 2012 and is to be applied retrospectively, with early adoption permitted. While the provisions of this guidance will amend the Company's presentation of comprehensive income, the adoption will not have any effect on the Company's financial condition and results of operations.

        In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05", clarifying the requirements of ASU 2011-05, Presentation of Comprehensive Income. The amendments in ASU No. 2011-12 defer the effective date of those paragraphs in ASU No. 2011-05 that require entities to present reclassification adjustments out of other comprehensive income and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component, and the statement where other comprehensive income is presented, by component. This guidance is effective for fiscal years ending after December 15, 2012 and is to be applied retrospectively, with early adoption permitted. While the provisions of this guidance will amend the Company's presentation of comprehensive income, the adoption will not have any effect on the Company's financial condition and results of operations.

2. BUSINESS COMBINATIONS

        On February 11, 2011 the Bank entered into a purchase and assumption agreement ("PSB Agreement") with the Federal Deposit Insurance Corporation ("FDIC"), as receiver, pursuant to which the Bank acquired certain assets and assumed certain deposits and other liabilities of Peoples State Bank. Prior to the acquisition, Peoples State Bank operated 10 branches located in Southeast Michigan. Excluding the effects of purchase accounting adjustments, the Bank acquired $321.2 million of loans and $385.5 million of deposits.

        On April 29, 2011 the Bank entered into a purchase and assumption agreement ("CCB Agreement") with the FDIC as receiver, pursuant to which the Bank acquired certain assets and assumed certain deposits and other liabilities of Community Central Bank. Prior to the acquisition, Community Central Bank operated four branches located in Southeast Michigan. Excluding the effects of purchase accounting adjustments, the Bank acquired $329.8 million of loans, $302.3 million of deposits and $53.6 million of Federal Home Loan Bank ("FHLB") borrowings.

        On December 15, 2011 the Company finalized the acquisition of—Lake Shore Wisconsin Corporation. Prior to this date, Lake Shore Wisconsin Corporation had divested its subsidiary, Hiawatha National Bank, which operated three branches located in Western Wisconsin, to its shareholders. As a result of the transaction, the Company issued 4.2 million common shares and increased its cash and equity by $26 million. The fair value of the common shares issued was determined based on the estimated fair market value as of June 30, 2011, which reflects the date the Company obtained effective control over Lake Shore Wisconsin Corporation and coincides with the date the Company received regulatory approval for the transaction.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        On April 30, 2010, the Bank entered into a purchase and assumption agreement ("CF Agreement") with the FDIC as receiver, pursuant to which the Bank acquired certain assets and assumed certain deposits and liabilities of CF Bancorp. Prior to the acquisition, CF Bancorp operated 22 branches located throughout the thumb region of Michigan. Excluding the effects of purchase accounting adjustments, the Bank acquired $825.4 million of loans and $1,172.6 million of deposits.

        On November 19, 2010 the Bank entered into a purchase and assumption agreement ("FBC Agreement") with the FDIC as receiver, pursuant to which the Bank acquired certain assets and assumed substantially all of the deposits and certain liabilities of First Banking Center. Prior to the acquisition, First Banking Center operated 17 branches located in the southern portion of Wisconsin. Excluding the effects of purchase accounting adjustments, the Bank acquired $475.7 million of loans, $474.6 million of deposits, and $63.5 million of FHLB borrowings.

        In connection with the 2011 Peoples State Bank and Community Central Bank acquisitions and the 2010 CF Bancorp and First Banking Center acquisitions, the Bank entered into loss sharing agreements with the FDIC that cover $325.2 million, $341.7 million, $835.7 million and $490.5 million, respectively, of assets, based upon the seller's records, including single family residential mortgage loans, commercial real estate and commercial and industrial loans, and other real estate owned ("OREO") (collectively, covered assets). In each acquisition, the Bank acquired certain other assets not covered by the loss sharing agreement with the FDIC, including cash, securities and loans purchased at fair value. Pursuant to the terms of the loss sharing agreement, the covered assets are subject to loss reimbursement whereby the FDIC will reimburse the Bank for 80% of losses. For the First Banking Center acquisition, losses above a certain level are reimbursed at 30%; however, at December 31, 2011 management estimates that substantially all losses will be covered at an 80% rate. The Bank will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Bank a reimbursement under the loss sharing agreement. The FDIC's obligation to reimburse the Bank for losses with respect to covered assets begins with the first dollar of loss incurred.

        The amounts covered by the loss sharing agreements are the pre-acquisition book values of the underlying covered assets, the contractual balance of unfunded commitments that were acquired, and include certain future net direct costs. The loss sharing agreements applicable to single family residential mortgage loans provide for FDIC loss sharing and Company reimbursement to the FDIC, in each case as described above, for ten years. The loss sharing agreements applicable to all other covered assets provide for FDIC loss sharing for five years and Bank reimbursement of recoveries to the FDIC for eight years, in each case as described above.

        The loss sharing agreements are subject to certain servicing procedures as specified in agreements with the FDIC. The expected reimbursements under the loss sharing agreements were recorded as indemnification assets at an estimated fair value of $82.3 million and $100.0 million, respectively, on the acquisition dates in 2011 for the Peoples State Bank and Community Central Bank acquisitions, and $240.4 million and $66.2 million, respectively, on the acquisition dates in 2010 for the CF Bancorp and First Banking Center acquisitions. The indemnification assets reflect the present value of the expected net cash reimbursement related to the loss sharing agreements described above.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        For the 2011 Peoples State Bank and Community Central Bank acquisitions, the estimated fair value of assets acquired exceeded the estimated fair value of liabilities assumed resulting in pre-tax bargain purchase gains of $12.7 million and $24.9 million, respectively. For the 2010 CF Bancorp and First Banking Center acquisitions, the estimated fair value of assets acquired exceeded the estimated fair value of liabilities assumed resulting in pre-tax bargain purchase gains of $52.7 million and $1.1 million, respectively. The pre-tax bargain purchase gain for First Banking Center was adjusted in 2011 to account for the purchase of loan servicing rights associated with agricultural loans.

        The Company has determined that the acquisition of the net assets of Peoples State Bank, Community Central Bank, Lake Shore Wisconsin Corporation, CF Bancorp and First Banking Center constitute business combinations as defined by the FASB ASC Topic 805, "Business Combinations". Accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the date of acquisition, as required. Fair values were determined based on the requirements of FASB ASC Topic 820, "Fair Value Measurement". In many cases the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The table below presents a summary of the assets and liabilities purchased in the 2011 Peoples State Bank and Community Central Bank acquisitions recorded at fair value.

	Peoples State Bank			Community Central Bank
(Dollars in thousands)	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank
Assets
Cash and due from banks	$27,987	$—	$27,987	$48,058	$—	$48,058
Fed funds sold	—	—	—	$3,176	—	3,176
Securities	30,364	—	30,364	503	—	503
Uncovered Loans	4,831	(1,085)	3,746	6,931	(2,218)	4,713
Covered Loans	316,355	(111,956)	204,399	322,883	(131,181)	191,702

Total loans	321,186	(113,041)	208,145	329,814	(133,399)	196,415
Core deposit intangible	—	2,355	2,355	—	480	480
Covered foreclosed assets	8,796	(3,098)	5,698	18,800	(7,620)	11,180
FDIC indemnification asset	—	82,284	82,284	—	99,980	99,980
Other assets	2,072	(1,283)	789	1,788	(1,392)	396

Total assets acquired	$390,405	$(32,783)	$357,622	$402,139	$(41,951)	$360,188

Liabilities
Noninterest bearing deposit accounts	$44,018	$—	$44,018	$21,053	$—	$21,053
Interest bearing deposit accounts	341,505	—	341,505	281,278	—	281,278

Total deposits	385,523	—	385,523	302,331	—	302,331
Advances from FHLB	—	—	—	53,591	4,084	57,675
Other liabilities	700	—	700	2,186	—	2,186

Total liabilities assumed	$386,223	$—	$386,223	$358,108	$4,084	$362,192

Bargain purchase gain recorded			$12,681			$24,930

Cash due from FDIC for net liabilities/assets assumed			$41,282			$26,934

        The Bank did not acquire the real estate, banking facilities, furniture and equipment of Peoples State Bank or Community Central Bank as part of the purchase and assumption agreement but had the option to purchase these assets at fair market value from the FDIC. The Bank completed a review of the former Peoples State Bank and Community Central Bank locations following each acquisition and provided notification to the FDIC of the intent to purchase certain properties. The Bank completed the acquisition of the Peoples State Bank properties in the second quarter of 2011 for a purchase price of $5.6 million and the Community Central Bank properties in the third quarter of 2011 for a purchase price of $2.8 million.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The table below presents a summary of the assets and liabilities purchased in the 2011 Lake Shore Wisconsin Corporation acquisition recorded at fair value.

Lake Shore Wisconsin Corporation
(Dollars in thousands)	Fair Value Recorded
Assets acquired:
Cash and cash equivalents	$32,450
Other assets	147

Total assets acquired	32,597

Liabilities assumed:
Accounts payable	145

Total liabilities assumed	145
Consideration paid:
Cash	6,453
Common stock issued (4,166,550 shares)	25,999

Total consideration paid	32,452

Goodwill/Bargain Purchase Gain resulting from acquisition	$—

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The table below presents a summary of the assets and liabilities purchased in the 2010 CF Bancorp and First Banking Center acquisitions recorded at fair value.

	CF Bancorp			First Banking Center
(Dollars in thousands)	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank
Assets
Cash and due from banks	$92,701	$—	$92,701	$116,043	$—	$116,043
Securities	2,022	—	2,022	69,002	(115)	68,887
Uncovered Loans				3,404	(2,945)	459
Covered Loans	825,426	(340,365)	485,061	472,276	(105,800)	366,476

Total loans	825,426	(340,365)	485,061	475,680	(108,745)	366,935
Core deposit intangible	—	4,474	4,474	—	2,206	2,206
Covered foreclosed assets	10,268	(5,000)	5,268	18,257	(5,487)	12,770
FDIC indemnification asset	—	240,437	240,437	—	66,196	66,196
Other assets	10,912	(323)	10,589	5,346	(3,597)	1,749

Total assets acquired	$941,329	$(100,777)	$840,552	$684,328	$(49,542)	$634,786
Liabilities
Noninterest bearing deposit accounts	$172,796	$—	$172,796	$78,680	$—	$78,680
Interest bearing deposit accounts	999,774	—	999,774	395,934	—	395,934

Total deposits	1,172,570	—	1,172,570	474,614	—	474,614
Advances from FHLB	—	—	—	63,500	1,447	64,947
Other liabilities	6,751	16,500	23,251	6,329	2,863	9,192

Total liabilities assumed	$1,179,321	$16,500	$1,195,821	$544,443	$4,310	$548,753

Bargain purchase gain recorded			$52,737			$1,105

Cash due from (paid to) FDIC for net liabilities/assets assumed			$408,006			$(84,928)

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The acquired loan portfolios of CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank were accounted for at fair value on the acquisition date as follows.

	During the year ended December 31, 2011		During the year ended December 31, 2010
(Dollars in thousands)	Peoples State Bank	Community Central Bank	CF Bancorp	First Banking Center
Accounted for under ASC 310-30:
Contractual cash flows	$368,867	$363,211	$981,366	$446,280
Contractual cash flows not expected to be collected (nonaccretable difference)	130,098	154,918	411,762	104,137

Expected cash flows	238,769	208,293	569,604	342,143
Interest component of expected cash flows (accretable yield)	39,939	37,063	84,543	45,437

Fair value at acquisition	198,830	171,230	485,061	296,706
Excluded from ASC 310-30 accounting:
Contractual cash flows	10,584	36,038	—	81,325
Fair value discount	1,269	10,853	—	11,096

Fair value at acquisition	9,315	25,185	—	70,229

Total fair value at acquisition	$208,145	$196,415	$485,061	$366,935

        The operating results of the Company for the period ended December 31, 2011 include the operating results of the acquired assets and assumed liabilities of Peoples State Bank for the period of February 11, 2011 to December 31, 2011, of the acquired assets and assumed liabilities of Community Central Bank for the period from April 29, 2011 to December 31, 2011, of the acquired assets and assumed liabilities of Lake Shore Wisconsin Corporation for the period from December 15, 2011 to December 31, 2011 and of the acquired assets and assumed liabilities of CF Bancorp and First Banking Center for the full year ended December 31, 2011. The operating results of the Company for the period ended December 31, 2011 also include acquisition related expenses in the amount of $2.9 million.

        The operating results of the Company for the period ended December 31, 2010 include the operating results of the acquired assets and assumed liabilities of CF Bancorp for the period of April 30, 2010 to December 31, 2010 and of the acquired assets and assumed liabilities of First Banking Center for the period from November 19, 2010 to December 31, 2010.

        As a result of the loss sharing agreements with the FDIC, the risks associated with the loans and the other real estate owned has been completely altered, making historical financial information of CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank not meaningful to the Bank's results, and thus no 2011 or 2010 pro forma information is presented. Due to the significant differences in operations and insignificance of business activity, historical results from Lake Shore Wisconsin Corporation are not meaningful to the Bank's results, and thus no 2011 pro forma information is presented.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The following is a brief description of the methods used to determine the fair values of the significant assets and liabilities presented above.

        Cash and due from banks and federal funds sold—Carrying amount is a reasonable estimate of fair value due to the short-term nature.

        Securities—Securities were acquired from the FDIC at fair value based on the market prices of similar securities traded in active exchanges.

        Loans—Fair values for loans were based on a discounted cash flow methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and current discount rates. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns. The discount rates do not include significant factors for credit losses as that has been included in determining the estimated cash flows.

        Core deposit intangible—This intangible asset represents the value of the relationships that the acquired banks' had with their deposit customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, and the net maintenance cost attributable to customer deposits.

        Covered foreclosed assets—Foreclosed assets (or OREO) are presented at the estimated present value that management expects to receive when the property is sold, net of related costs of disposal.

        FDIC indemnification asset—This loss sharing asset is measured separately from the related covered assets as it is not contractually embedded in the covered assets and is not transferable with the covered assets should the Bank choose to dispose of them. Fair value was estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows were discounted to reflect a metric of uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

        Deposits—The fair values used for the demand and savings deposits that comprise the transaction accounts acquired, by definition equal the amount payable on demand at the acquisition date. No fair value adjustment was applied for time deposits as the Bank was provided with the option, upon acquisition, to reset deposit rates to market rates currently offered.

        Advances from Federal Home Loan Banks—The fair values of Federal Home Loan Bank (FHLB) advances were based on pricing of new, acquisition date advances, as determined by the FHLB.

        Other Liabilities—Other liabilities includes a clawback liability of $16.5 million and $2.9 million, respectively, for the CF Bancorp and First Banking Center acquisitions, which represents the present value at acquisition date of a payment expected to be due to the FDIC at the end of the loss share period (ten years). The CF Bancorp, First Banking Center and Peoples State Bank loss sharing agreements establish by formula a refund that will be due to the FDIC should realized losses not occur to the extent estimated by the FDIC prior to acquisition. Other liabilities also include $2.9 million of FDIC warrants payable, which was the acquisition date estimated present value of 390,000 stock warrants that were issued to the FDIC in connection with the CF Bancorp acquisition. The warrants

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

have a $6.00 strike price and a 10 year life and include provision that would allow the FDIC to retire the warrants for an amount of cash equal to the fair market value of the warrants at their expiration.

3. FAIR VALUE

        The fair value framework as detailed by FASB ASC Topic 820, "Fair Value Measurement" requires the categorization of assets and liabilities into a three-level hierarchy based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine fair value. A brief description of each level follows.

          Level 1—Valuation is based upon quoted prices (unadjusted) for identical instruments in active markets.

          Level 2—Valuation is based upon quoted prices for identical or similar instruments in markets that are not active; quoted prices for similar instruments in active markets; or model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

          Level 3—Valuation is measured through utilization of model-based techniques that rely on at least one significant assumption not observable in the market. Any necessary unobservable assumptions used reflect estimates of assumption that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

        Fair value estimates are based on existing financial instruments and, in accordance with GAAP, do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, tax ramifications related to the recognition of unrealized gains and losses, such as those within the investment securities portfolio, can have a significant effect on estimated fair values and, in accordance with GAAP, have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of the value of the Company.

        Following is a description of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value, as well as a description of the methods and any significant assumptions used to estimate fair value disclosures for financial assets and liabilities not recorded at fair value in their entirety on a recurring basis. For financial assets and liabilities recorded at fair value, the description includes the level of the fair value hierarchy in which the assets for liabilities are classified. Transfers of asset or liabilities between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.

        Cash and cash equivalents:    Due to the short-term nature, the carrying amount of these assets approximates the estimated fair value.

        Available-for-Sale Securities:    Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available or the market is deemed to be inactive at the measurement date, fair values are measured utilizing independent valuation techniques of identical or similar investment securities. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities. Level 1 securities

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

include equity securities traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded in active over-the-counter markets. Level 2 securities include obligations issued by U.S. government-sponsored enterprises, state and municipal obligations, mortgage-backed securities issued by both U.S. government-sponsored enterprises and non-agency enterprises securities and Small Business Administration Pools. The fair value of Level 2 securities was determined using quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information. Securities classified as Level 3, of which the Company had none at December 31, 2011 or 2010, represent securities in less liquid markets requiring significant management assumptions when determining fair value.

        FHLB Stock:    Restricted equity securities are not readily marketable and are recorded at cost and evaluated for impairment based on the ultimate recoverability of initial cost. No significant observable market data is available for these instruments. The Company considers the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of cost. The Company believes its investments in FHLB stock are ultimately recoverable at cost.

        Loans Held For Sale:    Loans held for sale are carried at fair value based on the Company's election of the fair value option. The fair value is determined by quoted market rates and other market conditions considered relevant. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. The Company classifies loans held for sale as recurring Level 2.

        Net Loans, Excluding Covered Loans:    The fair value of loans is estimated based on discounted cash flows. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market.

        Net Covered Loans:    Fair values for covered loans accounted for under ASC 310-30 are based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller covered loans are grouped together according to similar characteristics and are treated in the aggregate when determining cash flows. Cash flows expected to be collected on these loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Fair values for covered loans accounted for under ASC 310-20 are estimated by discounting the estimated future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities or repricing frequency.

        Impaired Loans:    The Company does not record loans at fair value on a recurring basis. However, periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements. Loans, outside the scope of ASC 310-30, are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans are disclosed as

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

nonrecurring fair value measurements when an allowance is established based on the fair value of the underlying collateral. Adjustments are routinely made to the fair value, either as a result of non-current appraisal value or when there is no observable market price. Such adjustments are usually significant and result in a nonrecurring Level 3 classification. For non-collateral dependent loans, fair value is estimated using a discounted cash flow model that employs interest rates currently offered on the loans, adjusted by an amount for estimated credit losses and other adjustments that would be expected to be made by a market participant in an active market.

        Accrued Interest Receivable & Payable:    Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value.

        FDIC Indemnification Asset:    The estimated fair value of the FDIC indemnification asset is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for under ASC 310-30. The expected cash flows are discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

        Other Real Estate Owned—Covered:    Other real estate owned covered by loss share agreements represents property acquired by the Company as part of an acquisition or subsequently through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem covered loans. Foreclosed properties are initially recorded at fair value, less estimated costs to sell, establishing a new cost basis. Subsequently, the assets are valued at the lower of cost or fair value less estimated costs to sell based on periodic valuations performed by management. Fair value is based upon independent market prices, appraised value or management's estimate of the value, using a single valuation approach or a combination of approaches. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and result in a nonrecurring Level 3 classification.

        FDIC Receivable:    The FDIC receivable represents claims submitted to the FDIC for reimbursement for which the Company expects to receive payment within 90 days. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value.

        Loan Servicing Rights:    Loan servicing rights are subject to impairment testing. A valuation model is used for impairment testing, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. If the valuation model reflects a value less than the carrying value, loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model. Because of the nature of these valuation inputs, the Company classifies loan servicing rights subjected to nonrecurring fair value adjustments as Level 3.

        Derivative Instruments:    The Company enters into interest rate lock commitments and forward commitments with prospective borrowers, which are carried at fair value on a recurring basis. The fair value of these commitments is based on the fair value of related mortgage loans determined using observable market data. Interest rate lock commitments are adjusted for expectations of exercise and funding. This adjustment is not considered to be a material input. The Company classifies derivatives as recurring Level 2.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        Off-balance Sheet Instruments:    Because commitments to extend credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

        Deposits:    The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of the Company's long-term relationships with depositors, commonly known as core deposit intangibles, which are not considered financial instruments.

        FHLB Advances:    The estimated fair value of FHLB advances is based on current interest rates for similar financing.

        Short-term borrowings:    Short term borrowings represent federal funds purchased. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value.

        FDIC Warrants Payable:    FDIC warrants payable represent stock warrants that were issued to the FDIC in connection with the 2011 and 2010 acquisitions. These warrants are recorded at net present value. The carrying amount of these instruments approximates the estimated fair value.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        The following tables present the recorded amount of assets and liabilities measured at fair value, including financial assets and liabilities for which the Company has elected the fair value option, on a recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2011
Available-for-sale securities:
U.S. government sponsored agency obligations	$33,865	$—	$33,865	$—
Obligations of state and political subdivisions:
Taxable	1,063	—	1,063	—
Tax exempt	87,549	—	87,549	—
Small Business Administration (SBA) Pools	6,656	—	6,656	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,345	—	46,345	—
Privately issued	36,982	—	36,982	—
Other asset-backed securities	10,938	—	10,938	—
Equity securities	540	540	—	—

Total available-for-sale securities	223,938	540	223,398	—
Loans held for sale	11,081	—	11,081	—
Derivative assets	434	—	434	—

Total assets at fair value	$235,453	$540	$234,913	$—

Derivative liabilities	$199	$—	$199	$—

Total liabilties at fair value	$199	$—	$199	$—

As of December 31, 2010
Available-for-sale securities:
U.S. Treasury securities	$500	$500	$—	$—
U.S. government sponsored agency obligations	36,988	—	36,988	—
Obligations of state and political subdivisions:
Taxable	7,259	—	7,259	—
Tax exempt	70,074	—	70,074	—
Small Business Administration (SBA) Pools	7,902	—	7,902	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	137,469	—	137,469	—
Privately issued	21,721	—	21,721	—
Other asset-backed securities	16,181	—	16,181	—

Total available-for-sale securities	298,094	500	297,594	—
Loans held for sale	14,010	—	14,010	—
Derivative assets	613	—	613	—

Total assets at fair value	$312,717	$500	$312,217	$—

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        The Company has elected the fair value option for loans held for sale. These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loan and in accordance with the Company policy on loans held for investment. None of these loans are 90 days past due or on nonaccrual as of December 31, 2011 and 2010.

        The aggregate fair value, contractual balance (including accrued interest), and gain or loss for loans held for sale was as follows:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Aggregate fair value	$11,081	$14,010
Contractual balance	10,707	14,026
Unrealized gain (loss)	374	(16)

        The total amount of gains and losses from changes in fair value included in earnings were as follows:

	For the years ended December 31,
(Dollars in thousands)	2011	2010
Change in fair value	$390	$(16)

        There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2011 or December 31, 2010.

        Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These include assets that are recorded at the lower of cost or fair value and had been written down to fair

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

value during the period. The following table presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2011
Impaired loans:(1)
Commercial	$386	$—	$—	$386
Commercial real estate	2,940	—	—	2,940

Total impaired loans	3,326	—	—	3,326
Other real estate owned:(2)	2,954	—	—	2,954
Loan servicing rights:(3)	3,685	—	—	3,685

Total	$9,965	$—	$—	$9,965

As of December 31, 2010
Impaired loans:(1)
Commercial	$1,150	$—	$—	$1,150
Commercial real estate	259	—	—	259
Consumer	1	—	—	1

Total	$1,410	$—	$—	$1,410

(1)
Specific reserves of $2.5 million and $481 thousand were provided to reduce the fair value of these loans during the years ended December 31, 2011 and 2010, respectively, based on the estimated fair value of the underlying collateral.

(2)
The Company charged $1.1 million through other noninterest expenses during the year ended December 31, 2011 to reduce the fair values of these properties. This charge was offset by approximately $868 thousand of noninterest income due to the associated loss share coverage.

(3)
The Company charged $582 thousand through mortgage banking and other loan fees during the year ended December 31, 2011 to reduce the fair value of loan servicing rights.

        The Company typically holds the majority of its financial instruments until maturity and thus does not expect to realize many of the estimated fair value amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of fee generating businesses. The Company believes the imprecision of an estimate could be significant.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        The following table presents the carrying amount and estimated fair values of financial instruments not recorded at fair value in their entirety on a recurring basis on the Company's consolidated balance sheets are as follows:

	December 31, 2011		December 31, 2010
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$195,160	$195,160	$151,139	$151,139
Federal Home Loan Bank stock	2,820	N/A	7,532	N/A
Net loans, excluding covered loans(1)	315,818	324,488	132,018	133,073
Net covered loans(2)	856,863	926,254	741,109	784,214
Accrued interest receivable	20,787	20,787	13,632	13,632
FDIC indemnification asset	358,839	351,476	270,332	246,136
FDIC receivable	57,407	57,407	15,022	15,022
Loan servicing rights(3)	3,803	3,829	752	818
Financial liabilities:
Deposits:
Savings and demand deposits	$1,180,114	$1,180,114	$899,375	$899,376
Time deposits	515,485	517,104	489,049	490,132

Total deposits	1,695,599	1,697,218	1,388,424	1,389,508
FHLB Advances	46,487	52,943	—	—
Short term borrowings	15,634	15,634	—	—
FDIC warrants payable	3,215	3,215	2,970	2,970
Accrued interest payable	376	376	349	349

(1)
Included $273 thousand and $1.4 million of impaired loans recorded at fair value on a nonrecurring basis at December 31, 2011 and 2010, respectively.

(2)
Included $3.1 million of impaired loans recorded at fair value on a nonrecurring basis at December 31, 2011.

(3)
Included $3.7 million of loan servicing rights recorded at fair value on a nonrecurring basis at December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES

        A summary of the Company's investment securities available-for-sale is as follows:

(Dollars in thousands)	Amortized Cost(1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011
U.S. government sponsored agency obligations	$33,808	$95	$(38)	$33,865
Obligations of state and political subdivisions:
Taxable	945	118	—	1,063
Tax exempt	82,956	4,600	(7)	87,549
Small Business Administration (SBA) Pools	6,422	234	—	6,656
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,036	314	(5)	46,345
Privately issued	37,482	25	(525)	36,982
Other asset-backed securities	10,942	—	(4)	10,938
Equity securities	518	22	—	540

Total available-for-sale securities	$219,109	$5,408	$(579)	$223,938

December 31, 2010
U.S. Treasury securities	$500	$—	$—	$500
U.S. government sponsored agency obligations	37,039	56	(107)	36,988
Obligations of state and political subdivisions:
Taxable	7,321	44	(106)	7,259
Tax exempt	71,116	219	(1,261)	70,074
SBA Pools	7,900	8	(6)	7,902
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	136,541	1,087	(159)	137,469
Privately issued	22,118	39	(436)	21,721
Other asset-backed securities	16,173	22	(14)	16,181

Total available-for-sale securities	$298,708	$1,475	$(2,089)	$298,094

(1)
Amortized cost includes adjustments made to the cost basis of an investment for accretion, amortization and collection of principal.

        Proceeds from the sale and call of securities and the associated gains and losses recorded in earnings are listed below:

(Dollars in thousands)	2011	2010	2009
Proceeds	$135,533	$1,418	$—
Gross gains	2,698	93	—
Gross losses	(40)	—	—

        The tax provision related to the net realized gains was $930 thousand and $33 thousand for the years ended December 31, 2011 and 2010, respectively.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES (Continued)

        The amortized cost and fair value of debt securities by contractual maturity at December 31, 2011 are shown below. Contractual maturity is utilized for U.S. Treasury securities, U.S. Government agency debt obligations and obligations of state and political subdivisions. Securities with multiple maturity dates are classified in the period of final maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2011
(Dollars in thousands)	Amortized Cost	Fair Value
Securities with contractual maturities:
Within one year	$621	$627
After one year through five years	22,842	23,061
After five years through ten years	78,877	81,537
After ten years	116,251	118,173
Equity securities	518	540

Total available-for-sale securities	$219,109	$223,938

        Securities with amortized cost of $59.8 million and $350 thousand were pledged at December 31, 2011 and 2010, respectively, to secure other liabilities.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES (Continued)

        A summary of the Company's investment securities available-for-sale in an unrealized loss position is as follows:

	Less than 12 Months		More than 12 Months		Total
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2011
U.S. government sponsored agency obligations	$9,778	$38	$—	$—	$9,778	$38
Obligations of state and political subdivisions:
Tax exempt	1,276	7	—	—	1,276	7
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	1,668	3	1,446	2	3,114	5
Privately issued	27,666	404	7,434	121	35,100	525
Other asset-backed securities	10,074	4	—	—	10,074	4

Total available-for-sale securities	$50,462	$456	$8,880	$123	$59,342	$579

December 31, 2010
U.S. government sponsored agency obligations	$20,384	$107	$—	$—	$20,384	$107
Obligations of state and political subdivisions:
Taxable	5,266	106	—	—	5,266	106
Tax exempt	46,468	1,261	—	—	46,468	1,261
SBA Pools	1,211	6	—	—	1,211	6
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	25,224	159	—	—	25,224	159
Privately issued	13,158	436	—	—	13,158	436
Other asset-backed securities	11,572	14	—	—	11,572	14

Total available-for-sale securities	$123,283	$2,089	$—	$—	$123,283	$2,089

        As of December 31, 2011, the Company's security portfolio consisted of 155 securities, 25 of which were in an unrealized loss position. The unrealized losses for these securities resulted from changes in interest rates and illiquidity, not credit quality. The Company expects full collection of the carrying amount of these securities and does not intend to sell the securities in an unrealized loss nor does it believe it will be required to sell securities in an unrealized loss position before the value is recovered. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

        The majority of unrealized losses are related to the Company's privately issued mortgage-backed securities. At December 31, 2011, privately issued mortgage-backed security holdings in an unrealized loss position had an estimated fair value of $35.1 million with gross unrealized losses of $525 thousand. These non-agency mortgage-backed securities were rated AAA at purchase acquisition date and remain 'AAA' or 'AA+' rated as of December 31, 2011. The Company performs a credit review on a quarterly

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES (Continued)

basis for the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the December 31, 2011 credit review demonstrated continued strength and no material degradation in the holdings.

5. LOANS

        Commercial loans are made for a variety of purposes to all types of businesses including manufacturers, service companies, real estate developers, retail stores, agricultural business and farms. The Company works with businesses to meet their shorter term working capital needs while also providing long-term financing for their business plans. Credit risk is managed through standardized loan policies, established and authorized credit limits, centralized portfolio management and the diversification of market area and industries. The overall strength of the borrower is evaluated through the credit underwriting process and includes a variety of analytical activities including the review of historical and projected cash flows, historical financial performance, financial strength of the principals and guarantors, and collateral values, where applicable. Commercial real estate loans are secured by a mortgage lien on the real property. The credit underwriting for both owner-occupied and investor income producing real estate loans includes detailed market analysis, historical and projected cash flow analysis, appropriate equity margins, assessment of lessees and lessors, type of real estate and other analysis. Risk of loss is managed by adherence to standard loan policies that establish certain levels of performance prior to the extension of a loan to the borrower. Geographic diversification, as well as a diversification across industries, is another means by which the risk of loss is managed by the Company.

        The majority of single family residential mortgage loans originated by the Company conforms to secondary market underwriting standards and is sold within a short timeframe to unaffiliated third parties. The credit underwriting standards adhere to a certain level of documentation, verifications, valuation, and overall credit performance of the borrower.

        Consumer loans are primarily loans made to individuals. Types of loans include new and used vehicle loans, second mortgages on residential real estate, and unsecured loans. Risk elements in the consumer loan portfolio are primarily focused on the borrower's cash flow and credit history, key indicators of the ability to repay and borrower credit scores. A certain level of security is provided through liens on automobile titles and second mortgage liens, where applicable. Economic conditions that affect consumers in the Company's markets have a direct impact on the credit quality of these loans. Higher levels of unemployment, lower levels of income growth and weaker economic growth are factors that may adversely impact consumer loan credit quality. Home equity lines of credit consist mainly of revolving lines of credit secured by residential real estate. Home equity lines of credit are generally governed by the same lending policies and subject to the same credit risk as described previously for residential real estate loans.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Loans at December 31, 2011 and 2010 were as follows:

	Covered loans			Noncovered loans
(Dollars in thousands)	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total covered loans	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total noncovered loans	Total
December 31, 2011
Commercial	$108,283	$35,032	$143,315	$271	$100,832	$101,103	$244,418
Agricultural	62,313	23,929	86,242	—	23,061	23,061	109,303
Commercial real estate	457,722	26,282	484,004	5,597	89,348	94,945	578,949
Single family residential	82,668	288	82,956	—	87,221	87,221	170,177
Consumer	89,601	26,097	115,698	4,877	12,498	17,375	133,073

Total	$800,587	$111,628	$912,215	$10,745	$312,960	$323,705	$1,235,920	(a)

December 31, 2010
Commercial	$77,905	$20,382	$98,287	$—	$42,000	$42,000	$140,287
Commercial real estate	390,780	27,359	418,139	—	63,150	63,150	481,289
Single family residential	138,574	4,295	142,869	—	23,619	23,619	166,488
Consumer	73,613	17,653	91,266	—	11,015	11,015	102,281

Total	$680,872	$69,689	$750,561	$—	$139,784	$139,784	$890,345	(a)

(a)
Reported net of deferred fees and costs totaling $39 thousand and $550 thousand at December 31, 2011 and December 31, 2010, respectively.

Nonperforming Assets and Past Due Loans

        Nonperforming assets consist of loans for which the accrual of interest has been discontinued, and property which has been acquired through the acquisitions of CF Bancorp, First Banking Center, Peoples State Bank or Community Central Bank or through foreclosure and is awaiting disposition (other real estate).

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans outside of those accounted for under ASC 310-30 are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. The accrual of interest income is discontinued when a loan is placed in nonaccrual status and any payments received reduce the carrying value of the loan. A loan may be placed back on accrual status if all contractual payments have been received and collection of future principal and interest payments is no longer doubtful. Covered loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered provision for loan losses or future yield adjustments.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Information as to nonperforming assets was as follows:

	As of December 31,
(Dollars in thousands)	2011	2010
Noncovered nonperforming assets
Nonaccrual loans
Commercial	$795	$619
Commercial real estate	—	262
Single family residential	1,320	—
Consumer	—	1

Total nonaccrual loans	2,115	882
Other real estate	—	—

Total noncovered nonperforming assets	2,115	882
Covered nonperforming assets
Nonaccrual loans
Commercial	$2,094	$113
Commercial real estate	786	323
Single family residential	51	50
Consumer	75	190

Total nonaccrual loans	3,006	676
Other real estate	20,303	18,695

Total covered nonperforming assets	23,309	19,371

Total nonperforming assets	$25,424	$20,253

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Loan delinquency, excluding loans accounted for under ASC 310-30 was as follows:

	As of December 31, 2011
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Noncovered loans, excluding loans accounted for under ASC 310-30
Commercial	$539	$57	$—	$596	$100,236	$100,832	$—
Agricultural	10	—	—	10	23,051	23,061	—
Commercial real estate	—	19	—	19	89,329	89,348	—
Single family residential	—	—	1,320	1,320	85,901	87,221	—
Consumer	—	364	—	364	12,134	12,498	—

Total	$549	$440	$1,320	$2,309	$310,651	$312,960	$—

Covered loans, excluding loans accounted for under ASC 310-30
Commercial	$790	$595	$5,528	$6,913	$28,119	$35,032	$4,034
Agricultural	185	—	170	355	23,574	23,929	170
Commercial real estate	1,525	419	1,211	3,155	23,127	26,282	709
Single family residential	—	—	—	—	288	288	—
Consumer	347	47	87	481	25,616	26,097	84

Total	$2,847	$1,061	$6,996	$10,904	$100,724	$111,628	$4,997

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

	As of December 31, 2010
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Noncovered loans
Commercial	$676	$—	$619	$1,295	$40,705	$42,000	$—
Commercial real estate	94	—	262	356	62,794	63,150	—
Single family residential	—	—	—	—	23,619	23,619	—
Consumer	485	152	86	723	10,292	11,015	46

Total	$1,255	$152	$967	$2,374	$137,410	$139,784	$46

Covered loans, excluding loans accounted for under ASC 310-30
Commercial	$38	$475	$113	$626	$19,756	$20,382	$—
Commercial real estate	277	—	323	600	26,759	27,359	—
Single family residential	100	2	50	152	4,143	4,295	—
Consumer	75	22	190	287	17,366	17,653	—

Total	$490	$499	$676	$1,665	$68,024	$69,689	$—

Impaired Loans

        Information as to total impaired loans is as follows:

	As of December 31,
(Dollars in thousands)	2011	2010
Noncovered
Nonaccrual loans	$2,115	$882
Performing troubled debt restructurings:
Commercial real estate	55	—

Total performing troubled debt restructurings	55	—

Total noncovered impaired loans	$2,170	$882

Covered
Nonaccrual loans	$3,006	$676
Performing troubled debt restructurings:
Commercial	4,237	—
Commercial real estate	11,361	—
Single family residential	233	—
Consumer	2,458	—

Total performing troubled debt restructurings	18,289	—

Total covered impaired loans	$21,295	$676

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        The Company individually assesses for impairment all nonaccrual loans and troubled debt restructurings greater than $250,000.

        Information as to impaired loans individually evaluated for impairment was as follows:

(Dollars in thousands)	Recorded investment with no related allowance	Recorded investment with related allowance	Total recorded investment	Contractual principal balance	Related allowance	Average recorded investment	Interest income recognized
December 31, 2011
Noncovered individually evaluated impaired loans
Commercial	$—	$565	$565	$598	$293	$607	$33

Total noncovered individually evaluated impaired loans	$—	$565	$565	$598	$293	$607	$33

Covered individually evaluated impaired loans
Commercial	$1,573	$3,107	$4,680	$5,546	$2,988	$4,736	$28
Commercial real estate	3,279	6,874	10,153	17,451	4,471	10,428	28

Total covered individually evaluated impaired loans	$4,852	$9,981	$14,833	$22,997	$7,459	$15,164	$56

December 31, 2010
Noncovered individually evaluated impaired loans
Commercial	$—	$1,348	$1,348	$1,348	$198	$1,402	$—
Commercial real estate	—	542	542	1,347	283	919	—
Consumer	—	1	1	1	—	1	—

Total noncovered individually evaluated impaired loans	$—	$1,891	$1,891	$2,696	$481	$2,322	$—

Covered individually evaluated impaired loans
Commercial	$113	$—	$113	$129	$—	$113	$—
Commercial real estate	323	—	323	450	—	323	—
Single family residential	50	—	50	98	—	72	—
Consumer	190	—	190	255	—	90	—

Total covered individually evaluated impaired loans	$676	$—	$676	$932	$—	$698	$—

        Total interest foregone included $187 thousand and $35 thousand for the years ended December 31, 2011 and 2010, respectively.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

Troubled Debt Restructurings

        The Company assesses all loan modifications to determine whether a modification constitutes a troubled debt restructuring ("TDR"). A modification is considered a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower. All TDRs are considered impaired loans. The nature and extent of impairment of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

        As of December 31, 2011, there were $582 thousand of nonperforming TDRs and $18.3 million of performing TDRs included in impaired loans. All TDRs are considered impaired loans in the calendar year of their restructuring. In subsequent years, a restructured obligation modified at a market rate and compliant with its modified terms for a minimum period of six months is no longer reported as a TDR. A loan that has been modified at a rate other than market will return to performing status if it satisfies the six month performance requirement; however, it will continue to be reported as a TDR and considered impaired.

        The following table presents the recorded investment of loans modified in TDRs during the year ended December 31, 2011 by type of concession granted. In cases where more than one type of concession was granted, the loans were categorized based on the most significant concession.

(Dollars in thousands)	Principal deferral	Interest rate	Forbearance agreement	Total number of loans	Total recorded investment at December 31, 2011
Noncovered
Commercial	$582	$—	$—	2	$582
Commercial real estate	—	55	—	1	55

Total noncovered	582	55	—	3	637
Covered
Commercial	1,045	3,192	—	32	4,237
Commercial real estate	2,470	8,891	—	24	11,361
Single family residential	198	—	35	4	233
Consumer	2,458	—	—	53	2,458

Total covered	6,171	12,083	35	113	18,289

Total loans	$6,753	$12,138	$35	116	$18,926

        The impact on the allowance for loan losses at December 31, 2011 as a result of loans modified in TDRs was a $2.3 million increase related to commercial covered loans and a $2.8 million increase related to commercial real estate covered loans resulting from the movement of these performing loans from collectively evaluated for impairment to individually evaluated for impairment.

        On an ongoing basis, the Company monitors the performance of TDRs to their modified terms. The following table presents the number of loans modified in TDRs during the previous 12 months for which there was payment default during the year ended December 31, 2011, including the recorded

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

investment as of December 31, 2011. There were no payment defaults subsequent to modification on noncovered TDRs during the year ended December 31, 2011.

(Dollars in thousands)	Total number of loans	Total recorded investment at December 31, 2011
Covered
Commercial	5	$400
Commercial real estate	2	826
Single family residential	1	109
Consumer	2	20

Total covered	10	$1,355

        For the year ended December 31, 2011, the Company charged-off $213 thousand, $114 thousand and $21 thousand related to TDRs in the commercial real estate covered loan, single family residential and consumer covered loan classes, respectively.

        At December 31, 2011, commitments to lend additional funds to borrowers whose terms have been modified in TDRs totaled $611 thousand.

        The terms of certain other loans were modified during the year ending December 31, 2011 that did not meet the definition of a troubled debt restructuring. The modification of these loans generally involved a modification of the terms of a loan to borrowers who were not deemed to be experiencing financial difficulties. The evaluation of whether or not a borrower is deemed to be experiencing financial difficulty is completed during loan committee meetings at the time of the loan approval.

Credit Quality Indicators

        Credit risk monitoring and management is a continuous process to manage the quality of the loan portfolio.

        The Company categorizes commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt including, current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The risk rating system is used as a tool to analyze and monitor loan portfolio quality. Risk ratings meeting an internally specified exposure threshold are updated annually, or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. The following describes each risk category:

          Pass:    Includes all loans without weaknesses or potential weaknesses identified in the categories of special mention, substandard or doubtful.

          Special Mention:     Loans with potential credit weakness or credit deficiency, which, if not corrected, pose an unwarranted financial risk that could weaken the loan by adversely impacting the future repayment ability of the borrower.

          Substandard:    Loans with a well-defined weakness, or weaknesses, such as loans to borrowers who may be experiencing losses from operations or inadequate liquidity of a degree and duration

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

  that jeopardizes the orderly repayment of the loan. Substandard loans also are distinguished by the distinct possibility of loss in the future if these weaknesses are not corrected.

          Doubtful:     Loans with all the characteristics of a loan classified as Substandard, with the added characteristic that credit weaknesses make collection in full highly questionable and improbable.

        Commercial and commercial real estate credit quality was as follows:

	As of December 31, 2011
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Noncovered loans
Commercial	$96,063	$2,852	$1,393	$795	$101,103
Agricultural	22,302	532	227	—	23,061
Commercial real estate	87,742	2,806	4,397	—	94,945

Total	$206,107	$6,190	$6,017	$795	$219,109

Covered loans
Commercial	$68,562	$22,285	$50,374	$2,094	$143,315
Agricultural	56,872	20,514	8,856	—	86,242
Commercial real estate	230,492	57,711	195,015	786	484,004

Total	$355,926	$100,510	$254,245	$2,880	$713,561

	As of December 31, 2010
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Noncovered loans
Commercial	$40,636	$1,326	$38	$—	$42,000
Commercial real estate	62,608	94	186	262	63,150

Total	$103,244	$1,420	$224	$262	$105,150

Covered loans
Commercial	$78,777	$13,664	$2,757	$3,089	$98,287
Commercial real estate	232,338	84,424	29,030	72,347	418,139

Total	$311,115	$98,088	$31,787	$75,436	$516,426

        For single family residential mortgage loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity. Single family residential mortgage

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

loans and consumer loans are considered nonperforming if 90 days or more past due. The following presents single family residential mortgage loans and consumer loans by credit quality:

	As of December 31, 2011
(Dollars in thousands)	Performing	Nonperforming	Total
Noncovered loans
Single family residential	$85,901	$1,320	$87,221
Consumer	17,375	—	17,375

Total	$103,276	$1,320	$104,596

Covered loans
Single family residential	$82,905	$51	$82,956
Consumer	115,623	75	115,698

Total	$198,528	$126	$198,654

	As of December 31, 2010
(Dollars in thousands)	Performing	Nonperforming	Total
Noncovered loans
Single family residential	$23,619	$—	$23,619
Consumer	10,754	261	11,015

Total	$34,373	$261	$34,634

Covered loans
Single family residential	$129,295	$13,574	$142,869
Consumer	88,034	3,232	91,266

Total	$217,329	$16,806	$234,135

Covered loans

        Substantially all loans acquired in the CF Bancorp and First Banking Center acquisitions during the year 2010 and the Peoples State Bank and Community Central Bank acquisitions during the year 2011 are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Bank for the 80% of losses incurred. These loans were recorded at their estimated fair value as of the acquisition date. Generally the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable or nonaccretable difference. The accretable difference is recognized as interest income over the expected remaining term of the loan.

        The outstanding contractual balance of all covered loans accounted for under FASB ASC Topic 310-30, including contractual principal, interest, fees, and penalties, was $1.99 billion as of December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Changes in the carrying amount of accretable differences for purchased loans for the years ended December 31 were as follows:

(Dollars in thousands)	2011	2010
Balance at beginning of period	$149,141	$—
Additions	97,923	141,188
Reclassification from nonaccretable difference to accretable yield	60,887	48,468
Discount accretion	(83,937)	(31,811)
Maturities, charge-offs and other	(39,515)	(8,704)

Balance at end of period	$184,499	$149,141

        The Company completed re-estimations of its forecast of expected cash flows for loans accounted for under ASC 310-10 for loans acquired in each acquisition in 2011 and for loans acquired in the CF Bancorp acquisition in 2010. The Company recognized improvement in the cash flow expectations related to certain loan pools resulting in the reclassification of $60.9 million and $48.5 million from nonaccretable to accretable difference during the years ended December 31, 2011 and 2010, respectively. This reclassification resulted in a yield adjustment on these loan pools on a prospective basis. Additionally, the Company recognized declines in the cash flow expectations of certain loan pools. Any decline in expected cash flows for a pool of loans is considered impairment and recorded as provision for loan losses, and a related allowance for loan and lease losses on covered loans, on a discounted basis during the period. For 2011, the Company recognized provision for loan losses related to covered loans of $64.7 million and realized net charge-offs of $22.2 million, resulting in an allowance for covered loan losses of $55.4 million as of December 31, 2011. For 2010, the Company recognized provision for loan losses related to covered loans of $17.8 million and realized net charge-offs of $5 million, resulting in an allowance for covered loan losses of $12.8 million as of December 31, 2010.

6. ALLOWANCE FOR LOAN LOSSES

Noncovered Loans

        The allowance for loan losses represents management's assessment of probable, estimable credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics. Management's evaluation in establishing the adequacy of the allowance includes evaluation of actual past loan and lease loss experience, known and inherent risks in the portfolio, adverse situations that may affect a specific borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, and other pertinent factors, such as periodic internal and external evaluations of delinquent, nonaccrual, and classified loans. The evaluation is inherently subjective as it requires utilizing material estimates. The evaluation of these factors is the responsibility of certain senior officers from the credit administration, finance, and lending areas.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance for noncovered loans were as follows:

	Year ended December 31,
(Dollars in thousands)	2011	2010
Balance at beginning of period	$4,420	$913
Provision for loan and lease losses	3,571	4,484
Loans charged-off	(203)	(1,030)
Recoveries	99	53

Net chargeoffs	(104)	(977)

Balance at end of period	$7,887	$4,420

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        The allocation of the allowance for noncovered loans was as follows:

(Dollars in thousands)	Commercial	Agricultural	Commercial real estate	Single family residential	Consumer	Margin for imprecision	Total
As of and for the year ended December 31, 2011
Allowance for loan losses—noncovered:
Balance at beginning of year	$1,064	$—	$1,979	$729	$207	$441	$4,420
Provision for loan losses	2,445	125	472	596	374	(441)	3,571
Gross charge-offs	—	—	—	—	(203)	—	(203)
Recoveries	—	—	35	—	64	—	99

Net (charge-offs)/recoveries	—	—	35	—	(139)	—	(104)

Ending allowance for loan losses	$3,509	$125	$2,486	$1,325	$442	$—	$7,887

Ending allowance on loans—noncovered:
Individually evaluated for impairment	$293	$—	$—	$—	$—	$—	$293
Collectively evaluated for impairment	$3,212	$125	$2,341	$1,325	$227	—	7,230
Accounted for under ASC 310-30	4	—	145	—	215	—	364

Ending allowance for loan losses	$3,509	$125	$2,486	$1,325	$442	$—	$7,887

Ending balance of loans—noncovered:
Individually evaluated for impairment	$565	$—	$—	$—	$—	$—	$565
Collectively evaluated for impairment	$100,267	$23,061	$89,348	$87,221	$12,498	—	312,395
Accounted for under ASC 310-30	271	—	5,597	—	4,877	—	10,745

Total loans	$101,103	$23,061	$94,945	$87,221	$17,375	$—	$323,705

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

(Dollars in thousands)	Commercial	Commercial real estate	Single family residential	Consumer	Margin for imprecision	Total
As of and for the year ended December 31, 2010
Allowance for loan losses—noncovered:
Balance at beginning of year	$174	$446	$173	$28	$92	$913
Provision for loan losses	889	2,338	775	133	349	4,484
Gross charge-offs	—	(805)	(225)	—	—	(1,030)
Recoveries	1	—	6	46	—	53

Net (charge-offs)/recoveries	1	(805)	(219)	46	—	(977)

Ending allowance for loan losses	$1,064	$1,979	$729	$207	$441	$4,420

Ending allowance on loans—noncovered:
Individually evaluated for impairment	$198	$283	$—	$—	$—	$481
Collectively evaluated for impairment	866	1,696	729	207	441	3,939

Ending allowance for loan losses	$1,064	$1,979	$729	$207	$441	$4,420

Ending balance of loans—noncovered:
Individually evaluated for impairment	$1,348	$542	$—	$1	$—	$1,891
Collectively evaluated for impairment	40,652	62,608	23,619	11,014	—	137,893

Total loans	$42,000	$63,150	$23,619	$11,015	$—	$139,784

Covered Loans

        The Company established an allowance for loan losses associated with covered loans based on credit deterioration subsequent to the acquisition date. Additionally, the Company established an allowance for loan losses associated with covered loans given selected instances where a borrower drew on a previously unfunded commitment. The Company periodically re-estimates cash flows expected to be collected for covered loans, with any decline in expected cash flows recorded as provision for loan losses on a discounted basis during the period. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's remaining life.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance for covered loans for the years ended December 31 were as follows:

(Dollars in thousands)	2011	2010(a)
Balance at beginning of year	$12,798	$—
Provision for loan losses	64,748	17,849
Loans charged-off	(28,603)	(7,609)
Recoveries	6,409	2,558

Net chargeoffs	(22,194)	(5,051)

Balance at end of year	$55,352	$12,798

(a)
For the year ended December 31, 2010, all allowance for loan losses activity related to loans accounted for under ASC 310-30.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        The allocation of the allowance for covered loans was as follows:

(Dollars in thousands)	Commercial	Agricultural	Commercial real estate	Single family residential	Consumer	Total
As of and for the year ended December 31, 2011
Allowance for loan losses—covered:
Balance at beginning of year	$2,356	$—	$6,692	$1,125	$2,625	$12,798
Provision for loan and lease losses	18,746	2,567	34,107	4,886	4,442	64,748
Gross charge-offs	(7,898)	(72)	(12,518)	(2,553)	(5,562)	(28,603)
Recoveries	656	16	3,034	1,023	1,680	6,409

Net charge-offs	(7,242)	(56)	(9,484)	(1,530)	(3,882)	(22,194)

Ending allowance for loan losses	$13,860	$2,511	$31,315	$4,481	$3,185	$55,352

Allowance for loan losses—covered:
Individually evaluated for impairment	$2,988	$—	$4,471	$—	$—	$7,459
Collectively evaluated for impairment	1,274	109	700	47	539	2,669
Accounted for under ASC 310-30	9,598	2,402	26,144	4,434	2,646	45,224

Ending allowance for loan losses	$13,860	$2,511	$31,315	$4,481	$3,185	$55,352

Ending balance of covered loans:
Individually evaluated for impairment	$4,680	$—	$10,153	$—	$—	$14,833
Collectively evaluated for impairment	30,352	23,929	16,129	288	26,097	96,795
Accounted for under ASC 310-30	108,283	62,313	457,722	82,668	89,601	800,587

Total covered loans	$143,315	$86,242	$484,004	$82,956	$115,698	$912,215

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

7. PREMISES AND EQUIPMENT

        The following table summarizes premises and equipment at December 31:

(Dollars in thousands)	2011	2010
Land and land improvements	$599	$195
Buildings	32,849	13,850
Furniture and equipment	11,763	3,221
Data processing software	1,666	327
Leasehold improvements	1,171	185
Automobiles	345	450

Total	48,393	18,228
Less accumulated depreciation and amortization	5,072	1,495

Premises and equipment, net	$43,321	$16,733

        The Company leases certain branch properties and equipment under operating leases. Net rent expense was $1.9 million and $725 thousand for 2011 and 2010, respectively.

        Future minimum lease payments for operating leases, before considering renewal options that generally are present, are as follows:

(Dollars in thousands)	Future Minimum Lease Payments
Years Ending December 31
2012	$1,777
2013	1,606
2014	1,407
2015	1,389
2016	1,147
Thereafter	4,364

Total	$11,690

8. OTHER REAL ESTATE OWNED

        Changes in covered other real estate owned for the years ended December 31, were as follows:

(Dollars in thousands)	2011	2010
Balance at beginning of period	$18,695	$—
Additions	23,778	21,184
Disposals	(18,817)	(2,489)
Write-downs	(3,353)	—

Balance at end of period	$20,303	$18,695

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

9. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS

        The Company recorded core deposit intangibles (CDIs) of $2.4 million and $480 thousand associated with the acquisitions of Peoples State Bank and Community Central Bank, respectively, during 2011 and $4.5 million and $2.2 million associated with the acquisitions of CF Bancorp and First Banking Center, respectively, during 2010. CDIs are amortized on an accelerated basis over their estimated useful lives and have an estimated average useful life of 9.8 years. The Company had no other intangible assets as of December 31, 2011 or 2010.

        At December 31, CDIs consisted of the following:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Gross carrying amount	$9,515	$6,680
Accumulated amortization	(2,206)	(853)

Net carrying amount	$7,309	$5,827

        Amortization expense recognized on CDIs for 2011 and 2010 was $1.4 million and $853 thousand, respectively. The estimated amortization expense of CDIs for the next five years is as follows:

(Dollars in thousands)	Estimated Amortization Expense
2012	$1,238
2013	1,073
2014	963
2015	880
2016	806

        Loan servicing rights are created as a result of the Company's mortgage banking origination activities, the origination and purchase of agricultural servicing rights and the purchase of commercial real estate servicing rights.

        The following tables summarize the changes in the carrying value and fair value of loan servicing rights:

	Year Ended December 31, 2011
(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Carrying value, beginning of period	$—	$—	$752	$752
Addition of servicing assets	865	1,897	1,424	4,186
Net impairment charge	(124)	(10)	(448)	(582)
Amortization and other	(98)	(204)	(251)	(553)

Carrying value, end of period	$643	$1,683	$1,477	$3,803

Fair value, end of period	$643	$1,709	$1,477	$3,829

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

9. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

Year Ended December 31, 2010
(Dollars in thousands)	Mortgage
Carrying value, beginning of period	$—
Addition of servicing assets	830
Impairment charge	(52)
Amortization and other	(26)

Carrying value, end of period	$752

Fair value, end of period	$818

        Impairment of loan servicing rights is recognized through a valuation allowance when the carrying value of the loan servicing rights exceeds the fair value. Subsequent increases in fair value, up to the original carrying value, are recorded as impairment recoveries through the valuation allowance. Activity in the valuation allowance for loan servicing rights was as follows:

	Year Ended December 31, 2011
(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Balance, beginning of period	$—	$—	$(52)	$(52)
Impairment charges	(131)	(10)	(500)	(641)
Impairment recoveries	7	—	52	59

Balance, end of period	$(124)	$(10)	$(500)	$(634)

Year Ended December 31, 2010
(Dollars in thousands)	Mortgage
Balance, beginning of period	$—
Impairment charges	(52)
Impairment recoveries	—

Balance, end of period	$(52)

        The expected and actual rates of loan prepayments are the most significant factors driving the fair value of loan servicing rights. Fair values at year end 2011 were determined using prepayment speeds ranging from 8.3% to 30.3% for mortgage servicing rights, 4.1% to 37.3% for agricultural servicing rights and 8.5% to 51.0% for commercial real estate servicing rights. Fair values at year end 2010 were determined using prepayment speeds ranging from 6.2% to 23.8% for mortgage servicing rights. During 2011 and 2010, the Company realized total loan servicing fee income of $1.9 million and $73 thousand, respectively, recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Loans serviced for others are not reported as assets in the Consolidated Balance Sheets. The unpaid principal balances of the commercial real estate, agricultural, and mortgage servicing portfolios serviced for others totaled $347.5 million, $72.4 million and $202.8 million at December 31, 2011, respectively. The unpaid principal balance of the mortgage servicing portfolio totaled $79.4 million at December 31, 2010.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

10. DERIVATIVE INSTRUMENTS

        Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. The Company has no derivatives designated in hedge relationships.

        The following table reflects the amount and fair value of mortgage banking derivatives included in "Other Assets" and "Other liabilities" in the Consolidated Balance Sheets as of December 31:

	2011		2010
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts related to mortgage loans to be delivered for sale	$41,797	$(199)	$41,620	$439
Interest rate lock commitments	31,094	434	27,643	174

Total included in other assets	$72,891	$235	$69,263	$613

        The following table reflects the net gains (losses) relating to free-standing derivative instruments used for risk management recorded in "Mortgage banking and other loan fees" in the Consolidated Statements of Income as of December 31:

(Dollars in thousands)	2011	2010
Forward contracts related to mortgage loans to be delivered for sale	$(638)	$439
Interest rate lock commitments	260	174

11. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS

        In the normal course of business, the Company offers a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include outstanding commitments to extend credit and standby letters of credit.

        The Company's exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument, is represented by the contractual amounts of those instruments. The same credit policies are used in making commitments and conditional obligations as are used for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit are primarily variable rate commitments. The Company evaluates each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. The collateral held varies, but may include securities, real estate, inventory, plant, or equipment. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are included in commitments to extend credit. These

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

11. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS (Continued)

lines of credit are generally uncollateralized, usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Company is committed.

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company's portfolio of standby letters of credit consists primarily of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. These contracts expire in decreasing amounts through the year 2014 and are primarily variable rate commitments. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default to produce the contracted good or service to a third party. Management conducts regular reviews of these instruments on an individual customer basis and does not anticipate any material losses as a result of these letters of credit.

        A summary of the contractual amounts of the Company's exposure to off-balance sheet risk is as follows:

	December 31,
(Dollars in thousands)	2011	2010
Commitments to extend credit	$208,106	$253,391
Standby letters of credit	12,310	21,967

Total commitments	$220,416	$275,358

12. DEPOSITS

        Time deposits, including certificates of deposit, CDARS and certain individual retirement account deposits, of $100 thousand or more totaled $225.4 million and $188.9 million at December 31, 2011 and 2010, respectively.

        At December 31, 2011, the scheduled maturities of time deposits for the next five years were as follows:

(Dollars in thousands)
2012	$327,671
2013	109,251
2014	32,739
2015	16,359
2016	26,183
Thereafter	3,282

Total	$515,485

13. FEDERAL HOME LOAN BANK ADVANCES

        At December 31, 2011, the Company had $46.5 million of FHLB advances outstanding. The balance includes advances payable of $43.2 million and purchase accounting premiums of $3.3 million. Maturities for the FHLB advances range from 2012 to 2016 with contractual fixed interest rates from 1.51% to 5.63%. The weighted average effective cost is 4.20%. Each advance is payable at maturity

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

13. FEDERAL HOME LOAN BANK ADVANCES (Continued)

date and include prepayment option fees. The advances were collateralized by $214.2 million of mortgage loans and mortgage-backed securities under a blanket lien arrangement at December 31, 2011.

        At December 31, 2011, the contractual principal payments due and the amortization of purchase accounting adjustments over the next five years were as follows:

(Dollars in thousands)
Years Ending December 31
2012	$8,005
2013	768
2014	768
2015	11,157
2016	25,789

Total	$46,487

14. INCOME TAXES

        The provision for federal income taxes is computed by applying the statutory federal income tax rate to income (loss) before income taxes as reported in the consolidated financial statements after deducting non-taxable items. State taxes are then added to the federal tax provision.

        The current and deferred components of the provision for income taxes were as follows:

	Year ended December 31,
(Dollars in thousands)	2011	2010
Current
Federal	$25,569	$11,743
State	1,707	178

Total current	27,276	11,921
Deferred
Federal	(8,792)	11,532
State	(667)	676

Total deferred	(9,459)	12,208
Change in valuation allowance	—	(2,040)

Total	$17,817	$22,089

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

14. INCOME TAXES (Continued)

        A reconciliation of expected income tax expense (benefit) at the federal statutory rate to the Company's provision for income taxes and effective tax rate follows:

	2011		2010
(Dollars in thousands) Years ended December 31	Amount	Rate	Amount	Rate
Tax based on federal statutory rate	$17,943	35.0%	$23,368	35.0%
Effect of:
Tax exempt income	(910)	(1.8)	(294)	(0.4)
State taxes, net of federal benefit	666	1.4	555	0.8
Change in valuation allowance	—	—	(2,040)	(3.1)
Write-off of net operating losses	—	—	468	0.7
Other, net	118	0.2	32	0.1

Income tax expense	$17,817	34.8%	$22,089	33.1%

        The Company and its subsidiaries are subject to U.S. federal income tax and income tax in the state of Wisconsin. The Company is not subject to examination by the Internal Revenue Service for the years before 2008 and by the state of Wisconsin before 2010.

        In the ordinary course of business, the Company enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) may review and/or challenge specific interpretive tax positions taken by the Company with respect to those transactions. The Company believes that its tax returns were filed based upon applicable statutes, regulations and case law in effect at the time of the transactions. The IRS, an administrative authority or a court, if presented with the transactions, could disagree with the Company's interpretation of the tax law.

        There were no unrecognized tax benefits at December 31, 2011, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense, when applicable. The Company did not have any amounts accrued for interest and penalties at December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

14. INCOME TAXES (Continued)

        The significant components of deferred tax assets and liabilities were as follows:

	December 31,
(Dollars in thousands)	2011	2010
Deferred tax assets:
Allowance for loan and lease losses	$22,903	$8,063
Other real estate losses	3,977	583
Organizational costs	390	429
Accrued stock-based compensation	1,479	464
Accrued expenses	151	264
Net unrealized loss on available for sale securities	—	224
Net operating loss carryforwards	914	964
Other	96	16

Total deferred tax assets	$29,910	$11,007
Depreciation	1,819	170
Business combination adjustments	28,221	20,508
Net unrealized gain on available for sale securities	1,751	—
Mortgage servicing rights	578	273

Total deferred tax liabilities	32,369	20,951
Valuation allowance	—	—

Net deferred tax liability	$(2,459)	$(9,944)

        For the years ended December 31, 2011 and 2010, management concluded that no valuation allowance was necessary on federal or state deferred tax assets. This determination was based on the Company's net deferred tax liability position, its income and growth throughout 2011, and management's expectations of sustainable profitability in the future.

        In November 2009, the Company incurred an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result, the Company's ability to utilize loss carry forwards originating prior to the ownership change is limited to $145 thousand annually. During 2010, the Company reduced the carrying value of its deferred tax asset for loss carry forwards by $468 thousand to reflect the expected loss in benefits due to the annual Section 382 limitation.

        During 2010, the Company incurred a subsequent Section 382 ownership change. The annual limitation imposed by this ownership change did not cause an additional reduction in the carrying value of loss carry forwards.

        At December 31, 2011, without taking into consideration the reduction in carrying value noted above, the Company had gross federal loss carry forwards of $3.9 million which, if unused, will expire in 2027 through 2029.

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS

        The Company's 2009 Equity Incentive Plan (the "Plan"), along with amendments made to the Plan, permit the grant of share options to employees, directors and certain consultants for up to

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

6.2 million shares of common stock as of December 31, 2011. Options are granted with an exercise price equal to or greater than the estimated fair market price of the Company's common stock at the date of grant. Option awards vest over a three year period with one third vesting on each anniversary date and remain outstanding for 10 years after the date of the grant. As of December 31, 2011, 1.4 million option shares were available to be granted.

        The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. As the Company's strategic business plan restricts the issuance of dividends through June 30, 2014 and the Company does not expect to issue dividends prior to the full vesting period of outstanding grants, a zero expected dividend yield is assumed in the valuation. Given minimal trading in the Company's stock, it is not practicable for the Company to estimate volatility of its share price; therefore, the Company uses the volatility of an appropriate industry index (the ABA Nasdaq Community Bank Index) as an input in the valuation model. Since no historical data is available, the expected term of options granted is estimated to be six years based on expected lives used by a sample of other Midwest banks and taking into consideration the Company's business strategy and the circumstances of its capitalization. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant corresponding with the expected average life of the options. All shares granted are expected to vest and the Company intends to issue already authorized shares to satisfy options upon exercise.

        The fair value of options granted was determined using the following weighted-average assumptions as of the grant date:

	2011	2010
Fair value of options granted	$2.24	$2.02
Expected dividend yield	0.00%	0.00%
Expected volatility	30.56%	31.00%
Risk-free interest rate	2.13%	1.90%
Expected life (in years)	6.00	6.00

        Activity in the Plan during 2011 is summarized below:

		Weighted Average
	Number of Shares	Exercise Price per Share	Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)(1)
Outstanding at beginning of year	3,817,924	$5.58
Granted	1,043,250	6.66
Exercised	—
Forfeited or expired	—
Outstanding at end of year	4,861,174	5.81	8.59	$6,995
Exercisable at end of year	1,486,949	5.28	8.31	2,930

(1)
Assumes a $7.25 stock price at December 31, 2011.

        There were no options exercised from inception of the plan through December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

        Total compensation expense for stock awards, included in "Salary and employee benefits" in the Consolidated Statements of Income, was $2.81 million and $1.27 million for 2011 and 2010, respectively.

        As of December 31, 2011, there was $5.19 million of total unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average expected remaining recognition period of 1.80 years.

Stock Warrants

        The Company has issued four different sets of stock warrants: 1) in relation to its November 2009 capital raise; 2) to seed capital investors in February 2010; 3) to a private investor in relation to the April 2010 capital raise from private equity investors; and 4) to the FDIC in relation to the Company's April 2010 acquisition of CF Bancorp.

        On November 30, 2009, in conjunction with stock sold in a private placement to certain non-employee investors, 1,375,998 common stock warrants were issued with a strike price of $3.50. The investors who received these warrants were also investors in the Company's initial equity raise in 2007. During 2011, all of these warrants were exercised resulting in cash receipts of $4.61 million and the issuance of 1.35 million common shares.

        On February 10, 2010, 38,855 common stock warrants were issued to certain seed investors. These warrants have a strike price of $10 per share and expire April 28, 2017. These warrants have a feature that dictates that the warrants only become exercisable after an eligible capital transaction, which is either an initial public offering or a sale of the Company in which the stock of the Company is valued above certain threshold levels. These warrants were not issued concurrently with the issuance of stock and meet the definition of a derivative under ASC 815-40 "Derivatives and Hedging—Contracts in Entity's Own Equity", however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own stock; and b) classified in stockholders' equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of stockholder's equity. These warrants remain outstanding at December 31, 2011.

        On April 30, 2010, 1,616,669 common stock warrants were issued to a private investor and 6,493 common stock warrants were issued to investment vehicles associated with the same private investor. The warrants have a strike price of $6 and a 10 year term. These warrants were issued concurrently with the issuance of stock to this private investor and meet the definition of a derivative under ASC 815-40 "Derivatives and Hedging—Contracts in Entity's Own Equity", however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own stock; and b) classified in stockholders' equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of stockholder's equity. These warrants remain outstanding at December 31, 2011.

        On April 30, 2010, 390,000 common stock warrants were issued to the FDIC. These warrants have a strike price of $6 and a 10 year term. These warrants have a feature that allows settlement in cash and were issued as consideration paid to the FDIC for the purchase of assets of CF Bancorp. These warrants meet the definition of a liability due to the cash settlement feature and are recorded as such in the Consolidated Balance Sheets. The purchase accounting adjustments related to the CF Bancorp acquisition included an estimated present value of the potential cash settlement that may be paid to the

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

FDIC of $2.89 million which was recorded in "FDIC warrants payable" in the Consolidated Balance Sheets. At each subsequent reporting period, the Company determines the potential cash settlement amount for these warrants and, to the extent that the present value of the potential cash settlement amount is greater than the initial contingent purchase accounting adjustment, the company would accrue additional expense to fully reflect the present value of the potential cash settlement amount. For the year ended December 31, 2011, $144 thousand was recognized as periodic amortization expense and $101 thousand was recognized as additional expense due to the change in potential cash settlement amount. For the year ended December 31, 2010, $96 thousand was recorded as periodic amortization expense and no adjustment was needed related to the potential cash settlement amount. These warrants remain outstanding at December 31, 2011.

16. TRANSACTIONS WITH RELATED PARTIES

        Loans to executive officers, directors, principal shareholders and their related interests in 2011 and 2010 were as follows:

	Year ended December 31,
(Dollars in thousands)	2011	2010
Beginning balance	$6,841	$3,760
New loans	5,210	3,781
Repayments(1)	(3,713)	(700)

Ending balance	$8,338	$6,841

(1)
Includes $376 thousand of loans sold with servicing rights retained.

        Deposits from executive officers, directors, principal shareholders and their related interests were approximately $5.4 million and $5.2 million at December 31, 2011 and 2010, respectively.

17. REGULATORY CAPITAL MATTERS

        Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Company and Bank met all capital adequacy requirements to which they are subject.

        Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

17. REGULATORY CAPITAL MATTERS (Continued)

framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

        The following is a summary of actual and required capital amounts and ratios:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011
Total capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)	$321,326	39.0%	$65,947	8.0%	N/A	N/A
Talmer Bank and Trust	285,361	34.6%	66,012	8.0%	$82,515	10.0%
Tier 1 capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)	310,498	37.7%	32,973	4.0%	N/A	N/A
Talmer Bank and Trust	274,533	33.3%	33,006	4.0%	49,509	6.0%
Tier 1 leverage ratio
Talmer Bancorp, Inc. (Consolidated)	310,498	14.6%	85,475	4.0%	N/A	N/A
Talmer Bank and Trust	274,533	12.9%	85,755	4.0%	107,193	5.0%
December 31, 2010
Total capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)(1)	$250,936	31.5%	$64,858	8.0%	N/A	N/A
Talmer Bank and Trust(1)	243,464	30.6%	64,928	8.0%	$81,159	10.0%
Tier 1 capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)(1)	245,426	30.3%	32,429	4.0%	N/A	N/A
Talmer Bank and Trust(1)	237,954	29.3%	32,464	4.0%	48,696	6.0%
Tier 1 leverage ratio
Talmer Bancorp, Inc. (Consolidated)(1)	245,426	18.4%	53,552	4.0%	N/A	N/A
Talmer Bank and Trust(1)	237,954	16.5%	57,833	4.0%	72,291	5.0%

(1)
Formerly First Michigan Bancorp, Inc. (Consolidated) and First Michigan Bank

        The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. Additionally, per the Company's strategic plan that was accepted by the FDIC, the Company will maintain a Tier 1 leverage ratio of 10%. This strategic plan included an expectation of raising additional capital from private equity investors for the purposes of pursuing additional acquisitions of selected banks through FDIC-assisted transactions. The strategic plan does not contemplate that the Bank would pay dividends to the Company over the next three years. Therefore, the Bank will not pay dividends to the Company prior to June 30, 2014, unless it changes its strategic plan and receives prior regulatory approval.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

18. CONTINGENT LIABILITIES

        The Company and certain of its subsidiaries are subject to various pending or threatened legal proceedings arising out of the normal course of business. Some of these claims are against entities or assets of which the Company has acquired in business acquisitions, and certain of these claims, or future claims, will be covered by loss sharing agreements with the FDIC.

        The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. While the ultimate liability with respect to these litigation matters and claims cannot be determined at this time, in the opinion of management, any liabilities arising from pending legal proceedings would not have a material adverse effect on the Company's financial statements.

19. PARENT COMPANY FINANCIAL STATEMENTS

Balance Sheets—Talmer Bancorp, Inc.

	December 31,
(Dollars in thousands)	2011	2010
Assets
Cash and cash equivalents	$25,710	$7,762
Investment in Banking subsidiaries	285,361	243,464
Income tax benefit	10,314	1,186
Other assets	125	23

Total assets	$321,510	$252,435

Liabilities
Accrued expenses and other liabilities	$184	$1,500

Total liabilities	184	1,500

Shareholders' equity	321,326	250,935

Total liabilities and stockholders' equity	$321,510	$252,435

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

19. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Income—Talmer Bancorp, Inc.

	Years ended December 31,
(Dollars in thousands)	2011	2010
Income
Interest income	$—	$209

Total income	—	209

Expenses
Salaries and employee benefits	4,369	7,241
Professional services	1,005	618
Other	387	362

Total expenses	5,761	8,221

Income before income taxes and equity in undistributed net earnings of subsidiaries	(5,761)	(8,012)
Income tax benefit	2,060	4,480
Equity in undistributed earnings of subsidiaries	37,150	48,208

Net income	$33,449	$44,676

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

19. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows—Talmer Bancorp, Inc.

	Years ended December 31,
(Dollars in thousands)	2011	2010
Cash flows from operating activities
Net income (loss)	$33,449	$44,676
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(37,150)	(48,208)
Stock-based compensation expense	1,590	806
Increase in income tax benefit	(9,128)	(1,186)
Decrease (increase) in other assets, net	46	(23)
Increase (decrease) in accrued expenses and other liabilities, net	(1,464)	1,228

Net cash used in operating activities	(12,657)	(2,707)
Cash flows from investing activities
Cash proceeds from acquisitions	25,999	—
Capital contributions to subsidiaries	—	(178,000)

Net cash used in investing activities	25,999	(178,000)
Cash flows from financing activities
Issuance of common stock	4,606	185,882

Net cash provided by financing activities	4,606	185,882

Net increase in cash and cash equivalents	17,948	5,175
Beginning cash and cash equivalents	7,762	2,587

Ending cash and cash equivalents	$25,710	$7,762

Increase in assets and liabilities (non-cash) in Lake Shore Wisconsin Corporation acquisition:
Other assets	$147
Other liabilities	145

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

20. EARNINGS PER COMMON SHARE

        The factors used in the basic and diluted earnings per share ("EPS") computation follow:

(In thousands, except per share data)	2011	2010
Numerator for basic and diluted EPS:
Net income (loss)	$33,449	$44,676

Denominator for basic EPS—weighted average shares	39,505	27,937
Effect of dilutive securities— Employee and director stock options	323	207
Warrants	811	445

Denominator for diluted EPS—adjusted weighted average shares	40,639	28,589

EPS available to common shareholders
Basic	$0.85	$1.60

Diluted	$0.82	$1.56

        For the effect of dilutive securities, it was assumed that the average stock valuation is $7.05 per share for 2011 and $5.17 per share for 2010, which is reflective of the share activity for each year.

        The following average shares related to outstanding options and warrants to purchase shares of common stock were not included in the computation of diluted net income (loss) available to common shareholders because they were antidilutive.

(Shares in thousands)	2011	2010
Average outstanding options	3,879	1,569
Exercise price	$6.00 - $7.25	$6.00
Average outstanding warrants	39	1,382
Range of exercise prices	$10.00	$6.00 - $10.00

21. EMPLOYEE BENEFIT PLAN

        In 2010 and 2011, the Company sponsored a defined contribution 401(k) plan covering substantially all employees and allowing employees, at their option, to contribute up to $16,500 of their pay with an additional $5,500 if age 50 or older, subject to certain IRS limitations and Company service requirements. The Company matched the employee's elective contributions up to 1% of pay with $1 for every dollar contributed. Elective contributions over 1% of pay and up to 6% of pay are matched with $0.50 for every dollar contributed. The Company's matching contributions vest 100% after 2 years of service.

        Total Company contributions to the 401(K) plan were $911 thousand and $255 thousand for the years ended December 31, 2011 and 2010, respectively.

22. SUBSEQUENT EVENT

        On February 21, 2012, the Company secured commitments from private investors for up to $174 million of additional capital from the private placement of newly issued common stock. The

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

22. SUBSEQUENT EVENT (Continued)

capital will be used for general corporate purposes and to support growth in the Company's targeted Midwest markets.

        The terms of commitments by the private investors, all of which are current investors, directors or employees of the Company, include a funding of $21 million completed in the first quarter of 2012 and provide for future investments of $153 million. The additional capital may be drawn at the Company's discretion and may be used to support either organic growth or growth through strategic acquisitions in the Midwest.

        Through and including [    •    ], 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Talmer Bancorp, Inc.

Class A Common Stock

PROSPECTUS

            , 2012

[Underwriters]

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A Common Stock being registered. All amounts, except the SEC registration fee and the FINRA filing fee, are estimates.

Amount to be Paid
SEC Registration Fee	$
FINRA filing fee	$
*NASDAQ listing fees and expenses	$
*Legal fees and expenses	$
*Accounting fees and expenses	$
*Printing fees and expenses	$
*Transfer agent and registrar fees and expenses	$
*Miscellaneous	$
*TOTAL	$

*
To be provided by subsequent amendment

Item 14.    Indemnification of Directors and Executive Officers

        Talmer Bancorp, Inc. is organized under the Michigan Business Corporation Act (the "MBCA") which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

        The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney's fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.

        The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director's actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

        Our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for money damages as a result of such director's acts or omissions while acting in a capacity as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the MBCA as in effect from time to time.

        Our bylaws generally provide that we will indemnify our directors and officers against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of us and our shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Our bylaws further provide for the advancement of expenses under certain circumstances, provided that the person seeking indemnification undertakes to repay the amount of any such advance if it is ultimately determined that he or she did not meet the standard of conduct, if any, required by the MBCA for the indemnification of him or her under the circumstances.

        We have obtained a policy of directors' and officers' liability insurance, under which our directors and officers of the Company are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

        We have entered into separate indemnification agreements with each of our directors. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, penalties, fines and amounts paid in settlement, including attorneys' fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, we have issued the following securities:

        On November 30, 2009, we issued 4,506,000 shares of our Class A Common Stock and warrants to purchase 1,375,998 shares of our Class A Common Stock to private investors for consideration of approximately $13.5 million in cash. The warrants had a strike price of $3.50. During 2011, all of these warrants were exercised resulting in cash receipts of $4.61 million and the issuance of 1.35 million common shares.

        On February 10, 2010, we issued warrants to purchase 38,855 of our Class A Common Stock to certain private investors. These warrants have a strike price of $10.00 per share and expire April 28, 2017. These warrants have a feature that dictates that the warrants only become exercisable after an eligible capital transaction, which is either an initial public offering or a sale of the Company in which the stock of the Company is valued above certain threshold levels. The warrants were recorded at their fair value on the date of grant as a component of stockholder's equity. These warrants remained outstanding at June 30, 2012.

        On April 30, 2010, we issued 33,333,334 shares of our Class A Common Stock to private investors and warrants to purchase 1,623,162 shares of Class A Common Stock common to a private investor and investment vehicles associated with the same private investor for consideration of $185.9 million in cash, net of placement agent fees. The warrants have a strike price of $6.00 and remain outstanding at June 30, 2012. The net proceeds of this offering were used to fund our acquisitions to date and for general corporate purposes. We continue to hold the remaining proceeds (after deduction for our operating expenses) in cash and cash equivalents and securities available for sale.

        On April 30, 2010, we also issued 390,000 warrants to purchase Class B Common Stock to the FDIC. These warrants have a strike price of $6.00 and a term of 10 years. These warrants have a feature that allows settlement in cash and were issued as consideration paid to the FDIC for the purchase of assets of CF Bancorp. These warrants meet the definition of a liability due to the cash settlement feature and are recorded as such in the Consolidated Balance Sheets. These warrants remained outstanding at June 30, 2012.

        On December 15, 2011, we closed a merger with Lake Shore Wisconsin Corporation. Prior to closing, Lake Shore spun off its wholly-owned subsidiary, Hiawatha National Bank, to its shareholders. Lake Shore's remaining assets consisted of cash and cash equivalents, of which, we retained approximately $26 million following the merger. We issued approximately 4.2 million shares of Class A Common Stock and $6.5 million in cash to Lake Shore shareholders as consideration for the merger.

        On February 21, 2012, we closed on a private placement of up to 21,750,084 shares our Class A Common Stock to private investors at $8.00 per share consisting of an initial issuance of 2,618,936 shares and an initial drawdown by us of approximately $21.0 million with commitments from investors for up to approximately $153.0 million of additional capital at $8.00 per share. The net proceeds of this offering will be used for funding additional acquisitions, if any, and general corporate purposes. We continue to hold the remaining proceeds (after deduction for our operating expenses) in cash and cash equivalents and securities available for sale.

        The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, including the safe harbors established in Rules 144A and Regulation D, for transactions by an issuer not involving a public offering. We did not offer or sell the securities by any form of general solicitation or general advertising, informed the purchaser that the securities had not been registered under the Securities Act and were subject to restrictions on transfer, and made offers only to the purchaser, whom we believed had the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities.

        As of June 30, 2012, we have granted certain of our employees and directors options to purchase an aggregate of 4,851,174 shares of our Class A Common Stock under our Equity Incentive Plan. These grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder inasmuch as they were offered and sold under written compensatory benefit plans and otherwise in compliance with the provisions of Rule 701. The weighted average strike price of the employee and director options as of June 30, 2012 was $5.82. The options fully vest after a period of three years and expire after ten years with expiration dates ranging from September 2019 to December 2021.

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits:    The list of exhibits is set forth under "Exhibit Index" at the end of this registration statement and is incorporated herein by reference.

        (b)   Financial Statement Schedules:    None.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii)  To reflect in the prospectus any fact or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on the    th day of                , 2012.

TALMER BANCORP, INC.
By:	David T. Provost Chief Executive Officer and President

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David T. Provost and Dennis Klaeser, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

David T. Provost	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2012
Dennis Klaeser	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2012
Max A. Berlin	Director	, 2012
Donald A. Coleman	Director	, 2012
Gary Collins	Vice Chairman, Director	, 2012

Name	Title	Date

Paul E. Hodges, III	Director	, 2012
Ronald A. Klein	Director	, 2012
David G. Leitch	Director	, 2012
Robert H. Naftaly	Director	, 2012
Albert W. Papa	Director	, 2012
Wilbur L. Ross, Jr.	Director	, 2012
Thomas L. Schellenberg	Director	, 2012
Gary Torgow	Chairman of the Board	, 2012
Arthur A. Weiss	Director	, 2012

 EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1
Purchase and Assumption Agreement, dated as of April 30, 2010, among the Federal Deposit Insurance Corporation, Receiver of CF Bancorp, Michigan, the Federal Deposit Insurance Corporation and First Michigan Bank (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
2.2
Purchase and Assumption Agreement, dated as of November 19, 2010, among the Federal Deposit Insurance Corporation, Receiver of First Banking Center, Burlington, Wisconsin, the Federal Deposit Insurance Corporation and First Michigan Bank (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
2.3
Purchase and Assumption Agreement, dated as of February 11, 2011, among the Federal Deposit Insurance Corporation, Receiver of Peoples State Bank, Hamtramck, Michigan, the Federal Deposit Insurance Corporation and First Michigan Bank (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
2.4
Purchase and Assumption Agreement, dated as of April 29, 2011, among the Federal Deposit Insurance Corporation, Receiver of Community Central Bank, Mount Clemens, Michigan, the Federal Deposit Insurance Corporation and Talmer Bank and Trust (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
3.1	Articles of Incorporation of Talmer Bancorp, Inc.
3.2	Second Amended and Restated Bylaws of Talmer Bancorp, Inc.
4.1	Specimen Class A Common Stock certificate*
4.2	Registration Rights Agreement entered into by Talmer Bancorp, Inc. for the benefit of WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P. dated March 29, 2010*
4.3	Amendment No. 1 to Registration Rights Agreement by and between Talmer Bancorp, Inc. and WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P. dated February 21, 2012*
4.4	Form of Registration Rights Agreement by and between Talmer Bancorp, Inc. and the other signatories thereto dated February 21, 2012*
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP*
10.1	Employment Agreement between David T. Provost, Talmer Bancorp, Inc. and Talmer Bank and Trust dated March 19, 2010*
10.2	Employment Agreement between Gary Torgow, Talmer Bancorp, Inc. and Talmer Bank and Trust dated March 19, 2010*
10.3	Talmer Bancorp, Inc. 2009 Equity Incentive Plan*
10.4	Form of Stock Option Grant Agreement*
10.5	Form of Director Indemnification Agreement*
10.6	Form of Stock Subscription Agreement by and between Talmer Bancorp, Inc. and the other signatories thereto*

Exhibit Number	Description
10.7	Stock Subscription Agreement by and between Talmer Bancorp, Inc. and WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. dated April 14, 2010*
10.8	Form of Stock Subscription Agreement by and between Talmer Bancorp, Inc. and the other signatories thereto dated February 21, 2012*
10.9	Stock Subscription Agreement entered into by and between Talmer Bancorp, Inc. and WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. dated February 21, 2012*
16	Rehmann Robson P.C. letter to the Securities and Exchange Commission dated [ ], 2012*
21.1	Subsidiaries of Talmer Bancorp, Inc.*
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)*

*
To be filed by amendment

†
Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

EXHIBIT 2.1

PURCHASE AND ASSUMPTION AGREEMENT

MODIFIED WHOLE BANK

ALL DEPOSITS

AMONG

FEDERAL DEPOSIT INSURANCE CORPORATION,

RECEIVER OF CF BANCORP,

PORT HURON, MI

FEDERAL DEPOSIT INSURANCE CORPORATION

and

FIRST MICHIGAN BANK

DATED AS OF

APRIL 30, 2010

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ARTICLE I	DEFINITIONS	2

ARTICLE II	ASSUMPTION OF LIABILITIES	9

2.1	Liabilities Assumed by Assuming Institution	9
2.2	Interest on Deposit Liabilities	10
2.3	Unclaimed Deposits	11
2.4	Employee Plans	11

ARTICLE III	PURCHASE OF ASSETS	11

3.1	Assets Purchased by Assuming Institution	11
3.2	Asset Purchase Price	12
3.3	Manner of Conveyance; Limited Warranty; Nonrecourse; Etc.	12
3.4	Puts of Assets to the Receiver	13
3.5	Assets Not Purchased by Assuming Institution	15
3.6	Assets Essential to Receiver	16

ARTICLE IV	ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS	17

4.1	Continuation of Banking Business	17
4.2	Agreement with Respect to Credit Card Business	18
4.3	Agreement with Respect to Safe Deposit Business	18
4.4	Agreement with Respect to Safekeeping Business	18
4.5	Agreement with Respect to Trust Business	18
4.6	Agreement with Respect to Bank Premises	19
4.7	Agreement with Respect to Leased Data Processing Equipment	23
4.8	Agreement with Respect to Certain Existing Agreements	23
4.9	Informational Tax Reporting	24
4.10	Insurance	24
4.11	Office Space for Receiver and Corporation	24
4.12	Agreement with Respect to Continuation of Group Health Plan Coverage for Former Employees	25
4.13	Agreement with Respect to Interim Asset Servicing	26
4.14	Reserved	26
4.15	Agreement with Respect to Loss Sharing	26

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ARTICLE V	DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK	26

5.1	Payment of Checks, Drafts and Orders	26
5.2	Certain Agreements Related to Deposits	27
5.3	Notice to Depositors	27

ARTICLE VI	RECORDS	27

6.1	Transfer of Records	27
6.2	Delivery of Assigned Records	28
6.3	Preservation of Records	28
6.4	Access to Records; Copies	28

ARTICLE VII	BID; INITIAL PAYMENT	26

ARTICLE VIII	ADJUSTMENTS	29

8.1	Pro Forma Statement	29
8.2	Correction of Errors and Omissions; Other Liabilities
8.3	Payments	30
8.4	Interest	30
8.5	Subsequent Adjustments	30

ARTICLE IX	CONTINUING COOPERATION	31

9.1	General Matters	31
9.2	Additional Title Documents	31
9.3	Claims and Suits	31
9.4	Payment of Deposits	31
9.5	Withheld Payments	32
9.6	Proceedings with Respect to Certain Assets and Liabilities	32
9.7	Information	33

ARTICLE X	CONDITION PRECEDENT	33

ARTICLE XI	REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION	33

ARTICLE XII	INDEMNIFICATION	34

12.1	Indemnification of Indemnitees	34
12.2	Conditions Precedent to Indemnification	37
12.3	No Additional Warranty	38
12.4	Indemnification of Corporation and Receiver	38
12.5	Obligations Supplemental	39

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12.6	Criminal Claims	39
12.7	Limited Guaranty of the Corporation	39
12.8	Subrogation	39

ARTICLE XIII	MISCELLANEOUS	40

13.1	Entire Agreement	40
13.2	Headings	40
13.3	Counterparts	40
13.4	Governing Law	40
13.5	Successors	40
13.6	Modification; Assignment	40
13.7	Notice	40
13.8	Manner of Payment	41
13.9	Costs, Fees and Expenses	41
13.10	Waiver	42
13.11	Severability	42
13.12	Term of Agreement	42
13.13	Survival of Covenants, Etc.	42

SCHEDULES

* 2.1	Certain Liabilities Assumed	44
* 2.1(a)	Excluded Deposit Liability Accounts	45
* 3.1	Certain Assets Purchased	46
3.2	Purchase Price of Assets or Assets	47
3.5(l)	Excluded Securities	49
* 4.15A	Single Family Shared-Loss Loans	51
* 4.15B	Commercial Shared-Loss Share Loans	52
4.15C	Shared-Loss Securities	52
7	Calculation of Deposit Premium	53

EXHIBITS

2.3A	Final Notice Letter	56
2.3B	Affidavit of Mailing	58
4.13	Interim Asset Servicing Arrangement	61
4.15A	Single Family Shared-Loss Agreement	63
4.15B	Commercial Shared-Loss Agreement	108

*      These Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedules to the Securities and Exchange Commission upon request.

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PURCHASE AND ASSUMPTION AGREEMENT

MODIFIED WHOLE BANK

ALL DEPOSITS

THIS AGREEMENT, made and entered into as of the 30th day of April, 2010, by and among the FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER of CF BANCORP, PORT HURON, MI (the “Receiver”), FIRST MICHIGAN BANK, organized under the laws of the United States of America, and having its principal place of business in TROY, MICHIGAN (the “Assuming Institution”), and the FEDERAL DEPOSIT INSURANCE CORPORATION, organized under the laws of the United States of America and having its principal office in Washington, D.C., acting in its corporate capacity (the “Corporation”).

WITNESSETH:

WHEREAS, on Bank Closing, the Chartering Authority closed CF BANCORP (the “Failed Bank”) pursuant to applicable law and the Corporation was appointed Receiver thereof; and

WHEREAS, the Assuming Institution desires to purchase certain assets and assume certain deposit and other liabilities of the Failed Bank on the terms and conditions set forth in this Agreement; and

WHEREAS, pursuant to 12 U.S.C. Section 1823(c)(2)(A), the Corporation may provide assistance to the Assuming Institution to facilitate the transactions contemplated by this Agreement, which assistance may include indemnification pursuant to Article XII; and

WHEREAS, the Board of Directors of the Corporation (the “Board”) has determined to provide assistance to the Assuming Institution on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Board has determined pursuant to 12 U.S.C. Section 1823(c)(4)(A) that such assistance is necessary to meet the obligation of the Corporation to provide insurance coverage for the insured deposits in the Failed Bank.

NOW THEREFORE, in consideration of the mutual promises herein set forth and other valuable consideration, the parties hereto agree as follows:

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ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings set forth in this Article I, or elsewhere in this Agreement. As used herein, words imparting the singular include the plural and vice versa.

“Accounting Records” means the general ledger and subsidiary ledgers and supporting schedules which support the general ledger balances.

“Acquired Subsidiaries” means Subsidiaries of the Failed Bank acquired pursuant to Section 3.1.

“Affiliate” of any Person means any director, officer, or employee of that Person and any other Person (i) who is directly or indirectly controlling, or controlled by, or under direct or indirect common control with, such Person, or (ii) who is an affiliate of such Person as the term “affiliate” is defined in Section 2 of the Bank Holding Company Act of 1956, as amended, 12 U.S.C. Section 1841.

“Agreement” means this Purchase and Assumption Agreement by and among the Assuming Institution, the Corporation and the Receiver, as amended or otherwise modified from time to time.

“Assets” means all assets of the Failed Bank purchased pursuant to Section 3.1. Assets owned by Subsidiaries of the Failed Bank are not “Assets” within the meaning of this definition.

“Assumed Deposits” means Deposits.

“Bank Closing” means the close of business of the Failed Bank on the date on which the Chartering Authority closed such institution.

“Bank Premises” means the banking houses, drive-in banking facilities, and teller facilities (staffed or automated) together with adjacent parking, storage and service facilities and structures connecting remote facilities to banking houses, and land on which the foregoing are located, and unimproved land that are owned or leased by the Failed Bank and that have formerly been utilized, are currently utilized, or are intended to be utilized in the future by the Failed Bank as shown on the Accounting Record of the Failed Bank as of Bank Closing.

“Bid Amount” has the meaning provided in Article VII.

“Bid Valuation Date” means October 15, 2009.

“Book Value” means, with respect to any Asset and any Liability Assumed, the dollar amount thereof stated on the Accounting Records of the Failed Bank. The Book Value of

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any item shall be determined as of Bank Closing after adjustments made by the Receiver for differences in accounts, suspense items, unposted debits and credits, and other similar adjustments or corrections and for setoffs, whether voluntary or involuntary. The Book Value of a Subsidiary of the Failed Bank acquired by the Assuming Institution shall be determined from the investment in subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting. Without limiting the generality of the foregoing, (i) the Book Value of a Liability Assumed shall include all accrued and unpaid interest thereon as of Bank Closing, and (ii) the Book Value of a Loan shall reflect adjustments for earned interest, or unearned interest (as it relates to the “rule of 78s” or add-on-interest loans, as applicable), if any, as of Bank Closing, adjustments for the portion of earned or unearned loan-related credit life and/or disability insurance premiums, if any, attributable to the Failed Bank as of Bank Closing, and adjustments for Failed Bank Advances, if any, in each case as determined for financial reporting purposes. The Book Value of an Asset shall not include any adjustment for loan premiums, discounts or any related deferred income, fees or expenses, or general or specific reserves on the Accounting Records of the Failed Bank. For Shared-Loss Securities, Book Value means the value of the security provided in the Information Package.

“Business Day” means a day other than a Saturday, Sunday, Federal legal holiday or legal holiday under the laws of the State where the Failed Bank is located, or a day on which the principal office of the Corporation is closed.

“Chartering Authority” means (i) with respect to a national bank, the Office of the Comptroller of the Currency, (ii) with respect to a Federal savings association or savings bank, the Office of Thrift Supervision, (iii) with respect to a bank or savings institution chartered by a State, the agency of such State charged with primary responsibility for regulating and/or closing banks or savings institutions, as the case may be, (iv) the Corporation in accordance with 12 U.S.C. Section 1821(c), with regard to self appointment, or (v) the appropriate Federal banking agency in accordance with 12 U.S.C. 1821(c)(9).

“Commitment” means the unfunded portion of a line of credit or other commitment reflected on the books and records of the Failed Bank to make an extension of credit (or additional advances with respect to a Loan) that was legally binding on the Failed Bank as of Bank Closing, other than extensions of credit pursuant to the credit card business and overdraft protection plans of the Failed Bank, if any.

“Credit Documents” mean the agreements, instruments, certificates or other documents at any time evidencing or otherwise relating to, governing or executed in connection with or as security for, a Loan, including without limitation notes, bonds, loan agreements, letter of credit applications, lease financing contracts, banker’s acceptances, drafts, interest protection agreements, currency exchange agreements, repurchase agreements, reverse repurchase agreements, guarantees, deeds of trust, mortgages, assignments, security agreements, pledges, subordination or priority agreements, lien priority agreements, undertakings, security instruments, certificates, documents, legal opinions, participation agreements and intercreditor agreements, and all amendments, modifications, renewals, extensions, rearrangements, and substitutions with respect to any of the foregoing.

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“Credit File” means all Credit Documents and all other credit, collateral, or insurance documents in the possession or custody of the Assuming Institution, or any of its Subsidiaries or Affiliates, relating to an Asset or a Loan included in a Put Notice, or copies of any thereof.

“Data Processing Lease” means any lease or licensing agreement, binding on the Failed Bank as of Bank Closing, the subject of which is data processing equipment or computer hardware or software used in connection with data processing activities. A lease or licensing agreement for computer software used in connection with data processing activities shall constitute a Data Processing Lease regardless of whether such lease or licensing agreement also covers data processing equipment.

“Deposit” means a deposit as defined in 12 U.S.C. Section 1813(l), including without limitation, outstanding cashier’s checks and other official checks and all uncollected items included in the depositors’ balances and credited on the books and records of the Failed Bank; provided, that the term “Deposit” shall not include all or any portion of those deposit balances which, in the discretion of the Receiver or the Corporation, (i) may be required to satisfy it for any liquidated or contingent liability of any depositor arising from an unauthorized or unlawful transaction, or (ii) may be needed to provide payment of any liability of any depositor to the Failed Bank or the Receiver, including the liability of any depositor as a director or officer of the Failed Bank, whether or not the amount of the liability is or can be determined as of Bank Closing.

“Deposit Secured Loan” means a loan in which the only collateral securing the loan is Assumed Deposits or deposits at other insured depository institutions

“Failed Bank Advances” means the total sums paid by the Failed Bank to (i) protect its lien position, (ii) pay ad valorem taxes and hazard insurance, and (iii) pay credit life insurance, accident and health insurance, and vendor’s single interest insurance.

“Fair Market Value” means (i)(a) “Market Value” as defined in the regulation prescribing the standards for real estate appraisals used in federally related transactions, 12 C.F.R. § 323.2(g), and accordingly shall mean the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

(1) Buyer and seller are typically motivated;

(2) Both parties are well informed or well advised, and acting in what they consider their own best interests;

(3) A reasonable time is allowed for exposure in the open market;

(4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

(5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the

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sale;

as determined as of Bank Closing by an appraiser chosen by the Assuming Institution from a list of acceptable appraisers provided by the Receiver; any costs and fees associated with such determination shall be shared equally by the Receiver and the Assuming Institution, and (b) which, with respect to Bank Premises (to the extent, if any, that Bank Premises are purchased utilizing this valuation method), shall be determined not later than sixty (60) days after Bank Closing by an appraiser selected by the Receiver and the Assuming Institution within seven (7) days after Bank Closing; or (ii) with respect to property other than Bank Premises purchased utilizing this valuation method, the price therefore as established by the Receiver and agreed to by the Assuming Institution, or in the absence of such agreement, as determined in accordance with clause (i)(a) above.

“First Loss Tranche” means the amount of loss the Assuming Institution shall absorb prior to the commencement of loss sharing and it must be stated as zero or a positive number. The First Loss Tranche bid is expressed as a percentage of the Book Value of Assets covered by loss sharing. The First Loss Tranche must be a positive number.

“Fixtures” means those leasehold improvements, additions, alterations and installations constituting all or a part of Bank Premises and which were acquired, added, built, installed or purchased at the expense of the Failed Bank, regardless of the holder of legal title thereto as of Bank Closing.

“Furniture and Equipment” means the furniture and equipment, other than motor vehicles, leased or owned by the Failed Bank and reflected on the books of the Failed Bank as of Bank Closing and located on or at Bank Premises, including without limitation automated teller machines, carpeting, furniture, office machinery (including personal computers), shelving, office supplies, telephone, surveillance, security systems and artwork. Motor vehicles shall be considered other assets and pass at Book Value. Furniture and equipment located at a storage facility not adjacent to a Bank Premises are excluded from this definition.

“Indemnitees” means, except as provided in paragraph (11) of Section 12.1(b), (i) the Assuming Institution, (ii) the Subsidiaries and Affiliates of the Assuming Institution other than any Subsidiaries or Affiliates of the Failed Bank that are or become Subsidiaries or Affiliates of the Assuming Institution, and (iii) the directors, officers, employees and agents of the Assuming Institution and its Subsidiaries and Affiliates who are not also present or former directors, officers, employees or agents of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank.

“Information Package” means the most recent compilation of financial and other data with respect to the Failed Bank, including any amendments or supplements thereto, provided to the Assuming Institution by the Corporation on the web site used by the Corporation to market the Failed Bank to potential acquirers.

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“Initial Payment” means the payment made pursuant to Article VII (based on the best information available as of the Bank Closing Date), the amount of which shall be either (i) if the Bid Amount is positive, the aggregate Book Value of the Liabilities Assumed minus the sum of the aggregate purchase price of the Assets and assets purchased and the positive Bid Amount, or (ii) if the Bid Amount is negative, the sum of the aggregate Book Value of the Liabilities Assumed and the negative Bid Amount minus the aggregate purchase price of the Assets and assets purchased. The Initial Payment shall be payable by the Corporation to the Assuming Bank if (i) the Liabilities Assumed are greater than the sum of the positive Bid Amount and the Assets and assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount are greater than the Assets and assets purchased. The Initial Payment shall be payable by the Assuming Bank to the Corporation if (i) the Liabilities Assumed are less than the sum of the positive Bid Amount and the Assets and assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount is less than the Assets and assets purchased. Such Initial Payment shall be subject to adjustment as provided in Article VIII.

“Legal Balance” means the amount of indebtedness legally owed by an Obligor with respect to a Loan, including principal and accrued and unpaid interest, late fees, attorneys’ fees and expenses, taxes, insurance premiums, and similar charges, if any.

“Liabilities Assumed” has the meaning provided in Section 2.1.

“Lien” means any mortgage, lien, pledge, charge, assignment for security purposes, security interest, or encumbrance of any kind with respect to an Asset, including any conditional sale agreement or capital lease or other title retention agreement relating to such Asset.

“Loans” means all of the following owed to or held by the Failed Bank as of Bank Closing:

(i)                                     loans (including loans which have been charged off the Accounting Records of the Failed Bank in whole or in part prior to and including the Bid Valuation Date), participation agreements, interests in participations, overdrafts of customers (including but not limited to overdrafts made pursuant to an overdraft protection plan or similar extensions of credit in connection with a deposit account), revolving commercial lines of credit, home equity lines of credit, Commitments, United States and/or State-guaranteed student loans, and lease financing contracts;

(ii)                                  all Liens, rights (including rights of set-off), remedies, powers, privileges, demands, claims, priorities, equities and benefits owned or held by, or accruing or to accrue to or for the benefit of, the holder of the obligations or instruments referred to in clause (i) above, including but not limited to those arising under or based upon Credit Documents, casualty insurance policies and binders, standby letters of credit, mortgagee title insurance policies and binders, payment bonds and performance bonds at any time and from time to time existing with respect to any of the obligations or instruments referred to in clause (i) above; and

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(iii)                               all amendments, modifications, renewals, extensions, refinancings, and refundings of or for any of the foregoing.

“Obligor” means each Person liable for the full or partial payment or performance of any Loan, whether such Person is obligated directly, indirectly, primarily, secondarily, jointly, or severally.

“Other Real Estate” means all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights that are owned by the Failed Bank.

“Payment Date” means the first Business Day after the Bank Closing Date.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof, excluding the Corporation.

“Primary Indemnitor” means any Person (other than the Assuming Institution or any of its Affiliates) who is obligated to indemnify or insure, or otherwise make payments (including payments on account of claims made against) to or on behalf of any Person in connection with the claims covered under Article XII, including without limitation any insurer issuing any directors and officers liability policy or any Person issuing a financial institution bond or banker’s blanket bond.

“Pro forma” means producing a balance sheet that reflects a reasonably accurate financial statement of the Failed bank through the date of closing. The pro forma financial statements serve as a basis for the opening entries of both the Assuming Institution and the Receiver.

“Put Date” has the meaning provided in Section 3.4.

“Put Notice” has the meaning provided in Section 3.4.

“Qualified Financial Contract” means a qualified financial contract as defined in 12 U.S.C. Section 1821(e)(8)(D).

“Record” means any document, microfiche, microfilm and computer records (including but not limited to magnetic tape, disc storage, card forms and printed copy) of the Failed Bank generated or maintained by the Failed Bank that is owned by or in the possession of the Receiver at Bank Closing.

“Related Liability” with respect to any Asset means any liability existing and reflected on the Accounting Records of the Failed Bank as of Bank Closing for (i) indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting such Asset, (ii) ad valorem taxes applicable to such Asset, and (iii) any other obligation determined by the Receiver to be directly related to such Asset.

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“Related Liability Amount” with respect to any Related Liability on the books of the Assuming Institution, means the amount of such Related Liability as stated on the Accounting Records of the Assuming Institution (as maintained in accordance with generally accepted accounting principles) as of the date as of which the Related Liability Amount is being determined. With respect to a liability that relates to more than one asset, the amount of such Related Liability shall be allocated among such assets for the purpose of determining the Related Liability Amount with respect to any one of such assets. Such allocation shall be made by specific allocation, where determinable, and otherwise shall be pro rata based upon the dollar amount of such assets stated on the Accounting Records of the entity that owns such asset.

“Repurchase Price” means, with respect to any Loan the Book Value, adjusted to reflect changes to Book Value after Bank Closing, plus (i) any advances and interest on such Loan after Bank Closing, minus (ii) the total of amounts received by the Assuming Institution for such Loan, regardless of how applied, after Bank Closing, plus (iii) advances made by Assuming Institution, plus (iv) total disbursements of principal made by Receiver that are not included in the Book Value.

“Safe Deposit Boxes” means the safe deposit boxes of the Failed Bank, if any, including the removable safe deposit boxes and safe deposit stacks in the Failed Bank’s vault(s), all rights and benefits under rental agreements with respect to such safe deposit boxes, and all keys and combinations thereto.

“Settlement Date” means the first Business Day immediately prior to the day which is three hundred sixty-five (365) days after Bank Closing, or such other date prior thereto as may be agreed upon by the Receiver and the Assuming Institution. The Receiver, in its discretion, may extend the Settlement Date.

“Settlement Interest Rate” means, for the first calendar quarter or portion thereof during which interest accrues, the rate determined by the Receiver to be equal to the equivalent coupon issue yield on twenty-six (26)-week United States Treasury Bills in effect as of Bank Closing as published in The Wall Street Journal; provided, that if no such equivalent coupon issue yield is available as of Bank Closing, the equivalent coupon issue yield for such Treasury Bills most recently published in The Wall Street Journal prior to Bank Closing shall be used. Thereafter, the rate shall be adjusted to the rate determined by the Receiver to be equal to the equivalent coupon issue yield on such Treasury Bills in effect as of the first day of each succeeding calendar quarter during which interest accrues as published in The Wall Street Journal.

“Shared-Loss Securities” means those securities and other assets listed on Schedule 4.15C.

“Subsidiary” has the meaning set forth in Section 3(w)(4) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1813(w)(4), as amended.

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ARTICLE II

ASSUMPTION OF LIABILITIES

2.1                               Liabilities Assumed by Assuming Institution. The Assuming Institution expressly assumes at Book Value (subject to adjustment pursuant to Article VIII) and agrees to pay, perform, and discharge all of the following liabilities of the Failed Bank as of Bank Closing, except as otherwise provided in this Agreement (such liabilities referred to as “Liabilities Assumed”):

(a)                                 Assumed Deposits, except those Deposits specifically listed on Schedule 2.1(a); provided, that as to any Deposits of public money which are Assumed Deposits, the Assuming Institution agrees to properly secure such Deposits with such Assets as appropriate which, prior to Bank Closing, were pledged as security by the Failed Bank, or with assets of the Assuming Institution, if such securing Assets, if any, are insufficient to properly secure such Deposits;

(b)                                 liabilities for indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting any Assets, if any; provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(c)                                  Reserved;

(d)                                 ad valorem taxes applicable to any Asset, if any; provided, that the assumption of any ad valorem taxes pursuant to this paragraph shall be limited to an amount equal to the market value of the Asset to which such taxes apply as determined by the Receiver;

(e)                                  liabilities, if any, for federal funds purchased, repurchase agreements and overdrafts in accounts maintained with other depository institutions (including any accrued and unpaid interest thereon computed to and including Bank Closing); provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(f)                                   United States Treasury tax and loan note option accounts, if any;

(g)                                  liabilities for any acceptance or commercial letter of credit (including any “standby letters of credit” as defined in 12 C.F.R. Section 337.2(a) issued on the behalf of any Obligor of a Loan acquired hereunder by the Assuming Institution, but excluding any other standby letters of credit); provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

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(h)                                 duties and obligations assumed pursuant to this Agreement including without limitation those relating to the Failed Bank’s Records, credit card business, overdraft protection plans, safe deposit business, safekeeping business or trust business, if any;

(i)                                     liabilities, if any, for Commitments;

(j)                                    liabilities, if any, for amounts owed to any Subsidiary of the Failed Bank acquired under Section 3.1;

(k)                                 liabilities, if any, with respect to Qualified Financial Contracts;

(l)                                     duties and obligations under any contract pursuant to which the Failed Bank provides mortgage servicing for others, or mortgage servicing is provided to the Failed Bank by others, including (i) any seller obligations, including seller origination; and repurchase obligations, and (ii) any government sponsored enterprise (“GSE”) seller or servicer obligations, provided that, if the Assuming Institution is not an approved GSE servicer, or does not intend or is unable to become an approved GSE servicer, the Assuming Institution will cooperate with Receiver and the GSE to effect the transfer of any such servicing obligations to a GSE approved servicer; and

(m)                             all asset-related offensive litigation liabilities and all asset-related defensive litigation liabilities, but only to the extent such liabilities relate to assets subject to a shared-loss agreement, and provided that all other defensive litigation and any class actions with respect to credit card business are retained by the Receiver.

Schedule 2.1 attached hereto and incorporated herein sets forth certain categories of Liabilities Assumed and the aggregate Book Value of the Liabilities Assumed in such categories. Such schedule is based upon the best information available to the Receiver and may be adjusted as provided in Article VIII.

2.2                               Interest on Deposit Liabilities. The Assuming Institution agrees that, from and after Bank Closing, it will accrue and pay interest on Deposit liabilities assumed pursuant to Section 2.1 at a rate(s) it shall determine; provided, that for non-transaction Deposit liabilities such rate(s) shall not be less than the lowest rate offered by the Assuming Institution to its depositors for non-transaction deposit accounts. The Assuming Institution shall permit each depositor to withdraw, without penalty for early withdrawal, all or any portion of such depositor’s Deposit, whether or not the Assuming Institution elects to pay interest in accordance with any deposit agreement formerly existing between the Failed Bank and such depositor; and further provided, that if such Deposit has been pledged to secure an obligation of the depositor or other party, any withdrawal thereof shall be subject to the terms of the agreement governing such pledge. The Assuming Institution shall give notice to such depositors as provided in Section 5.3 of the rate(s) of interest which it has determined to pay and of such withdrawal rights.

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2.3                               Unclaimed Deposits. Fifteen (15) months following the Bank Closing Date, the Assuming Institution will provide the Receiver a listing of all deposit accounts, including the type of account, not claimed by the depositor. The Receiver will review the list and authorize the Assuming Institution to act on behalf of the Receiver to send a “Final Legal Notice” in a form substantially similar to Exhibit 2.3A to the owner(s) of the unclaimed deposits reminding them of the need to claim or arrange to continue their account(s) with the Assuming Institution. The Assuming Institution will send the “Final Legal Notice” to the depositors within thirty (30) days following notification of the Receiver’s authorization. The Assuming Institution will prepare an Affidavit of Mailing and will forward the Affidavit of Mailing to the Receiver after mailing out the “Final Legal Notice” in a form substantially similar to Exhibit 2.3B to the owner(s) of unclaimed deposit accounts.

If, within eighteen (18) months after Bank Closing, any depositor of the Failed Bank does not claim or arrange to continue such depositor’s Deposit assumed pursuant to Section 2.1 at the Assuming Institution, the Assuming Institution shall, within fifteen (15) Business Days after the end of such eighteen (18) month period, (i) refund to the Receiver the full amount of each such deposit (without reduction for service charges), (ii) provide to the Receiver a schedule of all such refunded Deposits in such form as may be prescribed by the Receiver, and (iii) assign, transfer, convey, and deliver to the Receiver, all right, title, and interest of the Assuming Institution in and to the Records previously transferred to the Assuming Institution and other records generated or maintained by the Assuming Institution pertaining to such Deposits. During such eighteen (18) month period, at the request of the Receiver, the Assuming Institution promptly shall provide to the Receiver schedules of unclaimed deposits in such form as may be prescribed by the Receiver.

2.4                               Employee Plans. Except as provided in Section 4.12, the Assuming Institution shall have no liabilities, obligations or responsibilities under the Failed Bank’s health care, bonus, vacation, pension, profit sharing, deferred compensation, 401K or stock purchase plans or similar plans, if any, unless the Receiver and the Assuming Institution agree otherwise subsequent to the date of this Agreement.

ARTICLE III

PURCHASE OF ASSETS

3.1                               Assets Purchased by Assuming Institution. With the exception of certain assets expressly excluded in Sections 3.5 and 3.6, the Assuming Institution hereby purchases from the Receiver, and the Receiver hereby sells, assigns, transfers, conveys, and delivers to the Assuming Institution, all right, title, and interest of the Receiver in and to all of the assets (real, personal and mixed, wherever located and however acquired) including all subsidiaries, joint ventures, partnerships, and any and all other business combinations or arrangements, whether active, inactive, dissolved or terminated, of the Failed Bank whether or not reflected on the books of the Failed Bank as of Bank Closing. Schedule 3.1 attached hereto and incorporated herein sets forth certain categories of Assets purchased hereunder. Such schedule is based upon the best information available to the Receiver and may be adjusted as provided in Article VIII. Assets are purchased hereunder by the Assuming Institution subject to all liabilities for

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indebtedness collateralized by Liens affecting such Assets to the extent provided in Section 2.1. Except those that relate to subsidiary Citizens First Mortgage, LLC.

3.2                               Asset Purchase Price.

(a)                                 All Assets and assets of the Failed Bank subject to an option to purchase by the Assuming Institution shall be purchased for the amount, or the amount resulting from the method specified for determining the amount, as specified on Schedule 3.2, except as otherwise may be provided herein. Any Asset, asset of the Failed Bank subject to an option to purchase or other asset purchased for which no purchase price is specified on Schedule 3.2 or otherwise herein shall be purchased at its Book Value. Loans or other assets charged off the Accounting Records of the Failed Bank before the Bid Valuation Date shall be purchased at a price of zero.

(b)                                 The purchase price for securities (other than the capital stock of any Acquired Subsidiary, Shared-Loss Securities, FRB and FHLB stock) purchased under Section 3.1 by the Assuming Institution shall be the market value thereof as of Bank Closing, which market value shall be (i) the market price for each such security quoted at the close of the trading day effective on Bank Closing as published electronically by Bloomberg, L.P., or alternatively, at the discretion of the Receiver, IDC/Financial Times (FT) Interactive Data; (ii) provided, that if such market price is not available for any such security, the Assuming Institution will submit a bid for each such security within three days of notification/bid request by the Receiver (unless a different time period is agreed to by the Assuming Institution and the Receiver) and the Receiver, in its sole discretion will accept or reject each such bid; and (iii) further provided in the absence of an acceptable bid from the Assuming Institution, each such security shall not pass to the Assuming Institution and shall be deemed to be an excluded asset hereunder.

(c)                                  Qualified Financial Contracts shall be purchased at market value determined in accordance with the terms of Exhibit 3.2(c). Any costs associated with such valuation shall be shared equally by the Receiver and the Assuming Institution.

3.3                               Manner of Conveyance; Limited Warranty; Nonrecourse; Etc. THE CONVEYANCE OF ALL ASSETS, INCLUDING REAL AND PERSONAL PROPERTY INTERESTS, PURCHASED BY THE ASSUMING INSTITUTION UNDER THIS AGREEMENT SHALL BE MADE, AS NECESSARY, BY RECEIVER’S DEED OR RECEIVER’S BILL OF SALE, “AS IS”, “WHERE IS”, WITHOUT RECOURSE AND, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, WITHOUT ANY WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ASSETS, EXPRESS OR IMPLIED, WITH RESPECT TO TITLE, ENFORCEABILITY, COLLECTIBILITY, DOCUMENTATION OR FREEDOM FROM LIENS OR ENCUMBRANCES (IN WHOLE OR IN PART), OR ANY OTHER MATTERS.

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3.4                               Puts of Assets to the Receiver.

(a)                                 Puts Within 30 Days After Bank Closing. During the thirty (30)-day period following Bank Closing and only during such period (which thirty (30)-day period may be extended in writing in the sole absolute discretion of the Receiver for any Loan), in accordance with this Section 3.4, the Assuming Institution shall be entitled to require the Receiver to purchase any Deposit Secured Loan transferred to the Assuming Institution pursuant to Section 3.1 which is not fully secured by Assumed Deposits or deposits at other insured depository institutions due to either insufficient Assumed Deposit or deposit collateral or deficient documentation regarding such collateral; provided with regard to any Deposit Secured Loan secured by an Assumed Deposit, no such purchase may be required until any Deposit setoff determination, whether voluntary or involuntary, has been made; and, at the end of the thirty (30)-day period following Bank Closing and at that time only, in accordance with this Section 3.4, the Assuming Institution shall be entitled to require the Receiver to purchase any remaining overdraft transferred to the Assuming Institution pursuant to 3.1 which both was made after the Bid Valuation Date and was not made pursuant to an overdraft protection plan or similar extension of credit.

Notwithstanding the foregoing, the Assuming Institution shall not have the right to require the Receiver to purchase any Loan if (i) the Obligor with respect to such Loan is an Acquired Subsidiary, or (ii) the Assuming Institution has:

(A)                               made any advance in accordance with the terms of a Commitment or otherwise with respect to such Loan;

(B)                               taken any action that increased the amount of a Related Liability with respect to such Loan over the amount of such liability immediately prior to the time of such action;

(C)                               created or permitted to be created any Lien on such Loan which secures indebtedness for money borrowed or which constitutes a conditional sales agreement, capital lease or other title retention agreement;

(D)                               entered into, agreed to make, grant or permit, or made, granted or permitted any modification or amendment to, any waiver or extension with respect to, or any renewal, refinancing or refunding of, such Loan or related Credit Documents or collateral, including, without limitation, any act or omission which diminished such collateral; or

(E)                                sold, assigned or transferred all or a portion of such Loan to a third party (whether with or without recourse).

The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

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(b)                                 Puts Prior to the Settlement Date. During the period from the Bank Closing Date to and including the Business Day immediately preceding the Settlement Date, the Assuming Bank shall be entitled to require the Receiver to purchase any Asset which the Assuming Bank can establish is evidenced by forged or stolen instruments as of the Bank Closing Date; provided, that, the Assuming Bank shall not have the right to require the Receiver to purchase any such Asset with respect to which the Assuming Bank has taken any action referred to in Section 3.4(a)(ii) with respect to such Asset. The Assuming Bank shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Bank with respect to any such Asset, as provided in Section 12.4.

(c)                                  Notices to the Receiver. In the event that the Assuming Institution elects to require the Receiver to purchase one or more Assets, the Assuming Institution shall deliver to the Receiver a notice (a “Put Notice”) which shall include:

(i)                                     a list of all Assets that the Assuming Institution requires the Receiver to purchase;

(ii)                                  a list of all Related Liabilities with respect to the Assets identified pursuant to (i) above; and

(iii)                               a statement of the estimated Repurchase Price of each Asset identified pursuant to (i) above as of the applicable Put Date.

Such notice shall be in the form prescribed by the Receiver or such other form to which the Receiver shall consent. As provided in Section 9.6, the Assuming Institution shall deliver to the Receiver such documents, Credit Files and such additional information relating to the subject matter of the Put Notice as the Receiver may request and shall provide to the Receiver full access to all other relevant books and records.

(d)                                 Purchase by Receiver. The Receiver shall purchase Assets that are specified in the Put Notice and shall assume Related Liabilities with respect to such Assets, and the transfer of such Assets and Related Liabilities shall be effective as of a date determined by the Receiver which date shall not be later than thirty (30) days after receipt by the Receiver of the Put Notice (the “Put Date”).

(e)                                  Purchase Price and Payment Date. Each Asset purchased by the Receiver pursuant to this Section 3.4 shall be purchased at a price equal to the Repurchase Price of such Asset less the Related Liability Amount applicable to such Asset, in each case determined as of the applicable Put Date. If the difference between such Repurchase Price and such Related Liability Amount is positive, then the Receiver shall pay to the Assuming Institution the amount of such difference; if the difference between such amounts is negative, then the Assuming Institution shall pay to the Receiver the amount of such difference. The Assuming Institution or the Receiver, as the case may be, shall pay the purchase price determined pursuant to this Section 3.4(d) not later than the twentieth (20th) Business Day following the applicable Put Date, together with interest on such amount at the Settlement Interest Rate for the period from and

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including such Put Date to and including the day preceding the date upon which payment is made.

(f)                                   Servicing. The Assuming Institution shall administer and manage any Asset subject to purchase by the Receiver in accordance with usual and prudent banking standards and business practices until such time as such Asset is purchased by the Receiver.

(g)                                  Reversals. In the event that the Receiver purchases an Asset (and assumes the Related Liability) that it is not required to purchase pursuant to this Section 3.4, the Assuming Institution shall repurchase such Asset (and assume such Related Liability) from the Receiver at a price computed so as to achieve the same economic result as would apply if the Receiver had never purchased such Asset pursuant to this Section 3.4.

3.5                               Assets Not Purchased by Assuming Institution. The Assuming Institution does not purchase, acquire or assume, or (except as otherwise expressly provided in this Agreement) obtain an option to purchase, acquire or assume under this Agreement:

(a)                                 any financial institution bonds, banker’s blanket bonds, or public liability, fire, extended coverage insurance policy, bank owned life insurance or any other insurance policy of the Failed Bank, or premium refund, unearned premium derived from cancellation, or any proceeds payable with respect to any of the foregoing;

(b)                                 any interest, right, action, claim, or judgment against (i) any officer, director, employee, accountant, attorney, or any other Person employed or retained by the Failed Bank or any Subsidiary of the Failed Bank on or prior to Bank Closing arising out of any act or omission of such Person in such capacity, (ii) any underwriter of financial institution bonds, banker’s blanket bonds or any other insurance policy of the Failed Bank, (iii) any shareholder or holding company of the Failed Bank, or (iv) any other Person whose action or inaction may be related to any loss (exclusive of any loss resulting from such Person’s failure to pay on a Loan made by the Failed Bank) incurred by the Failed Bank; provided, that for the purposes hereof, the acts, omissions or other events giving rise to any such claim shall have occurred on or before Bank Closing, regardless of when any such claim is discovered and regardless of whether any such claim is made with respect to a financial institution bond, banker’s blanket bond, or any other insurance policy of the Failed Bank in force as of Bank Closing;

(c)                                  prepaid regulatory assessments of the Failed Bank, if any;

(d)                                 legal or equitable interests in tax receivables of the Failed Bank, if any, including any claims arising as a result of the Failed Bank having entered into any agreement or otherwise being joined with another Person with respect to the filing of tax returns or the payment of taxes;

(e)                                  amounts reflected on the Accounting Records of the Failed Bank as of Bank Closing as a general or specific loss reserve or contingency account, if any;

(f)                                   leased or owned Bank Premises and leased or owned Furniture and Equipment and Fixtures and data processing equipment (including hardware and software) located on leased

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or owned Bank Premises, if any; provided, that the Assuming Institution does obtain an option under Section 4.6, Section 4.7 or Section 4.8, as the case may be, with respect thereto;

(g)                                  owned Bank Premises which the Receiver, in its discretion, determines may contain environmentally hazardous substances;

(h)                                 any “goodwill,” as such term is defined in the instructions to the report of condition prepared by banks examined by the Corporation in accordance with 12 C.F.R. Section 304.3, and other intangibles;

(i)                                     any criminal restitution or forfeiture orders issued in favor of the Failed Bank;

(j)                                    reserved;

(k)                                 assets essential to the Receiver in accordance with Section 3.6;

(l)                                     the securities listed on the attached Schedule 3.5(l); and

(m)                             prepaid accounts associated with any contract or agreement that the Assuming Institution either does not directly assume pursuant to the terms of this Agreement nor has an option to assume under Section 4.8;

(n)                                 The Citizens First Mortgage , LLC subsidiary and any and all stock, assets, or liabilities thereof;

(o)                                 FHLB Stock; and

(p)                                 10 loans specifically identified on the Intralinks Offereing Information folder, reproduced on Schedule 3.5 (p).

3.6                               Retention or Repurchase of Assets Essential to Receiver.

(a)                                 The Receiver may refuse to sell to the Assuming Institution, or the Assuming Institution agrees, at the request of the Receiver set forth in a written notice to the Assuming Institution, to assign, transfer, convey, and deliver to the Receiver all of the Assuming Institution’s right, title and interest in and to, any Asset or asset essential to the Receiver as determined by the Receiver in its discretion (together with all Credit Documents evidencing or pertaining thereto), which may include any Asset or asset that the Receiver determines to be:

(i)                                     made to an officer, director, or other Person engaging in the affairs of the Failed Bank, its Subsidiaries or Affiliates or any related entities of any of the foregoing;

(ii)                                  the subject of any investigation relating to any claim with respect to any item described in Section 3.5(a) or (b), or the subject of, or potentially the subject of, any legal proceedings;

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(iii)                               made to a Person who is an Obligor on a loan owned by the Receiver or the Corporation in its corporate capacity or its capacity as receiver of any institution;

(iv)                              secured by collateral which also secures any asset owned by the Receiver; or

(v)                                 related to any asset of the Failed Bank not purchased by the Assuming Institution under this Article III or any liability of the Failed Bank not assumed by the Assuming Institution under Article II.

(vi)                              The Citizens First Mortgage LLC subsidiary and any and all stock, assets, or liabilities thereof.

(b)                                 Each such Asset or asset purchased by the Receiver shall be purchased at a price equal to the Repurchase Price thereof less the Related Liability Amount with respect to any Related Liabilities related to such Asset or asset, in each case determined as of the date of the notice provided by the Receiver pursuant to Section 3.6(a). The Receiver shall pay the Assuming Institution not later than the twentieth (20th) Business Day following receipt of related Credit Documents and Credit Files together with interest on such amount at the Settlement Interest Rate for the period from and including the date of receipt of such documents to and including the day preceding the day on which payment is made. The Assuming Institution agrees to administer and manage each such Asset or asset in accordance with usual and prudent banking standards and business practices until each such Asset or asset is purchased by the Receiver. All transfers with respect to Asset or assets under this Section 3.6 shall be made as provided in Section 9.6. The Assuming Institution shall transfer all such Asset or assets and Related Liabilities to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset or asset, as provided in Section 12.4.

ARTICLE IV

ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS

The Assuming Institution agrees with the Receiver and the Corporation as follows:

4.1                               Continuation of Banking Business. For the period commencing the first banking Business Day after Bank Closing and ending no earlier than the first anniversary of Bank Closing, the Assuming Institution will provide full service banking in the trade area of the Failed Bank. Thereafter, the Assuming Institution may cease providing such banking services in the trade area of the Failed Bank, provided the Assuming Institution has received all necessary regulatory approvals. At the option of the Assuming Institution, such banking services may be provided at any or all of the Bank Premises, or at other premises within such trade area. The trade area shall be determined by the Receiver. For the avoidance of doubt, the foregoing shall not restrict the Assuming Institution from opening, closing or selling branches upon receipt of

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the necessary regulatory approvals, if the Assuming Institution or its successors continue to provide banking services in the trade area. Assuming Institution will pay to the Receiver, upon the sale of a branch or branches within the year following the date of this agreement, fifty percent (50%) of any franchise premium in excess of the franchise premium paid by the Assuming Institution with respect to such branch or branches.

4.2                               Agreement with Respect to Credit Card Business. The Assuming Institution agrees to honor and perform, from and after Bank Closing, all duties and obligations with respect to the Failed Bank’s credit card business, and/or processing related to credit cards, if any, and assumes all outstanding extensions of credit with respect thereto.

4.3                               Agreement with Respect to Safe Deposit Business. The Assuming Institution assumes and agrees to discharge, from and after Bank Closing, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank with respect to all Safe Deposit Boxes, if any, of the Failed Bank and to maintain all of the necessary facilities for the use of such boxes by the renters thereof during the period for which such boxes have been rented and the rent therefore paid to the Failed Bank, subject to the provisions of the rental agreements between the Failed Bank and the respective renters of such boxes; provided, that the Assuming Institution may relocate the Safe Deposit Boxes of the Failed Bank to any office of the Assuming Institution located in the trade area of the Failed Bank. The Safe Deposit Boxes shall be located and maintained in the trade area of the Failed Bank for a minimum of one year from Bank Closing. The trade area shall be determined by the Receiver. Fees related to the safe deposit business earned prior to the Bank Closing Date shall be for the benefit of the Receiver and fees earned after the Bank Closing Date shall be for the benefit of the Assuming Institution.

4.4                               Agreement with Respect to Safekeeping Business. The Receiver transfers, conveys and delivers to the Assuming Institution and the Assuming Institution accepts all securities and other items, if any, held by the Failed Bank in safekeeping for its customers as of Bank Closing. The Assuming Institution assumes and agrees to honor and discharge, from and after Bank Closing, the duties and obligations of the Failed Bank with respect to such securities and items held in safekeeping. The Assuming Institution shall be entitled to all rights and benefits heretofore accrued or hereafter accruing with respect thereto. The Assuming Institution shall provide to the Receiver written verification of all assets held by the Failed Bank for safekeeping within sixty (60) days after Bank Closing. The assets held for safekeeping by the Failed Bank shall be held and maintained by the Assuming Institution in the trade area of the Failed Bank for a minimum of one year from Bank Closing. At the option of the Assuming Institution, the safekeeping business may be provided at any or all of the Bank Premises, or at other premises within such trade area. The trade area shall be determined by the Receiver. Fees related to the safekeeping business earned prior to the Bank Closing Date shall be for the benefit of the Receiver and fees earned after the Bank Closing Date shall be for the benefit of the Assuming Institution.

4.5                               Agreement with Respect to Trust Business.

(a)                                 The Assuming Institution shall, without further transfer, substitution, act or deed, to the full extent permitted by law, succeed to the rights, obligations, properties, assets,

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investments, deposits, agreements, and trusts of the Failed Bank under trusts, executorships, administrations, guardianships, and agencies, and other fiduciary or representative capacities, all to the same extent as though the Assuming Institution had assumed the same from the Failed Bank prior to Bank Closing; provided, that any liability based on the misfeasance, malfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business is not assumed hereunder.

(b)                                 The Assuming Institution shall, to the full extent permitted by law, succeed to, and be entitled to take and execute, the appointment to all executorships, trusteeships, guardianships and other fiduciary or representative capacities to which the Failed Bank is or may be named in wills, whenever probated, or to which the Failed Bank is or may be named or appointed by any other instrument.

(c)                                  In the event additional proceedings of any kind are necessary to accomplish the transfer of such trust business, the Assuming Institution agrees that, at its own expense, it will take whatever action is necessary to accomplish such transfer. The Receiver agrees to use reasonable efforts to assist the Assuming Institution in accomplishing such transfer.

(d)                                 The Assuming Institution shall provide to the Receiver written verification of the assets held in connection with the Failed Bank’s trust business within sixty (60) days after Bank Closing.

4.6                               Agreement with Respect to Bank Premises.

(a)                                 Option to Purchase. Subject to Section 3.5, the Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to purchase any or all owned Bank Premises, including all Furniture, Fixtures and Equipment located on the Bank Premises. The Assuming Institution shall give written notice to the Receiver within the option period of its election to purchase or not to purchase any of the owned Bank Premises. Any purchase of such premises shall be effective as of the date of Bank Closing and such purchase shall be consummated as soon as practicable thereafter, and in no event later than the Settlement Date. If the Assuming Institution gives notice of its election not to purchase one or more of the owned Bank Premises within seven (7) days of Bank Closing, then, not withstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with appraisals for such Bank Premises and associated Fixtures, Furniture and Equipment.

(b)                                 Option to Lease. The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to cause the Receiver to assign to the Assuming Institution any or all leases for leased Bank Premises, if any, which have been continuously occupied by the Assuming Institution from Bank Closing to the date it elects to accept an assignment of the leases with respect thereto to the extent such leases can be assigned; provided, that the exercise of this option with respect to any lease must be as to all premises or other property subject to the lease. If an assignment cannot be made of any such leases, the Receiver may, in its discretion, enter into subleases with the Assuming Institution containing the same terms and conditions provided under such existing

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leases for such leased Bank Premises or other property. The Assuming Institution shall give notice to the Receiver within the option period of its election to accept or not to accept an assignment of any or all leases (or enter into subleases or new leases in lieu thereof). The Assuming Institution agrees to assume all leases assigned (or enter into subleases or new leases in lieu thereof) pursuant to this Section 4.6. If the Assuming Institution gives notice of its election not to accept an assignment of a lease for one or more of the leased Bank Premises within seven (7) days of Bank Closing, then, not withstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with appraisals for the Fixtures, Furniture and Equipment located on such leased Bank Premises.

(c)                                  Facilitation. The Receiver agrees to facilitate the assumption, assignment or sublease of leases or the negotiation of new leases by the Assuming Institution; provided, that neither the Receiver nor the Corporation shall be obligated to engage in litigation, make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation or commit to any other obligations to third parties.

(d)                                 Occupancy. The Assuming Institution shall give the Receiver fifteen (15) days’ prior written notice of its intention to vacate prior to vacating any leased Bank Premises with respect to which the Assuming Institution has not exercised the option provided in Section 4.6(b). Any such notice shall be deemed to terminate the Assuming Institution’s option with respect to such leased Bank Premises.

(e)                                  Occupancy Costs.

(i)                                     The Assuming Institution agrees to pay to the Receiver, or to appropriate third parties at the direction of the Receiver, during and for the period of any occupancy by it of (x) owned Bank Premises the market rental value, as determined by the appraiser selected in accordance with the definition of Fair Market Value, and all operating costs, and (y) leased Bank Premises, all operating costs with respect thereto and to comply with all relevant terms of applicable leases entered into by the Failed Bank, including without limitation the timely payment of all rent. Operating costs include, without limitation all taxes, fees, charges, utilities, insurance and assessments, to the extent not included in the rental value or rent. If the Assuming Institution elects to purchase any owned Bank Premises in accordance with Section 4.6(a), the amount of any rent paid (and taxes paid to the Receiver which have not been paid to the taxing authority and for which the Assuming Institution assumes liability) by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(ii)                                  The Assuming Institution agrees during the period of occupancy by it of owned or leased Bank Premises, to pay to the Receiver rent for the use of all owned or leased Furniture and Equipment and all owned or leased Fixtures located on such Bank Premises for the period of such occupancy. Rent for such property owned by the Failed Bank shall be the market rental value thereof, as determined by the Receiver within sixty (60) days after Bank Closing. Rent for such leased property shall be an amount equal to any and all rent and other amounts which the Receiver incurs or accrues as an obligation or is obligated to pay for such period of

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occupancy pursuant to all leases and contracts with respect to such property. If the Assuming Institution purchases any owned Furniture and Equipment or owned Fixtures in accordance with Section 4.6(f) or 4.6(h), the amount of any rents paid by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(f)                                   Certain Requirements as to Furniture, Equipment and Fixtures. If the Assuming Institution purchases owned Bank Premises or accepts an assignment of the lease (or enters into a sublease or a new lease in lieu thereof) for leased Bank Premises as provided in Section 4.6(a) or 4.6(b), or if the Assuming Institution does not exercise such option but within twelve (12) months following Bank Closing obtains the right to occupy such premises (whether by assignment, lease, sublease, purchase or otherwise), other than in accordance with Section 4.6(a) or (b), the Assuming Institution shall (i) effective as of the date of Bank Closing, purchase from the Receiver all Furniture and Equipment and Fixtures owned by the Failed Bank at Fair Market Value and located thereon as of Bank Closing, (ii) accept an assignment or a sublease of the leases or negotiate new leases for all Furniture and Equipment and Fixtures leased by the Failed Bank and located thereon, and (iii) if applicable, accept an assignment or a sublease of any ground lease or negotiate a new ground lease with respect to any land on which such Bank Premises are located; provided, that the Receiver shall not have disposed of such Furniture and Equipment and Fixtures or repudiated the leases specified in clause (ii) or (iii).

(g)                                  Vacating Premises.

(i)                                     If the Assuming Institution elects not to purchase any owned Bank Premises, the notice of such election in accordance with Section 4.6(a) shall specify the date upon which the Assuming Institution’s occupancy of such premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. The Assuming Institution promptly shall relinquish and release to the Receiver such premises and the Furniture and Equipment and Fixtures located thereon in the same condition as at Bank Closing, normal wear and tear excepted. By occupying any such premises after the expiration of such ninety (90)-day period, the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have agreed to purchase such Bank Premises, and to assume all leases, obligations and liabilities with respect to leased Furniture and Equipment and leased Fixtures located thereon and any ground lease with respect to the land on which such premises are located, and (y) be required to purchase all Furniture and Equipment and Fixtures owned by the Failed Bank and located on such premises as of Bank Closing.

(ii)                                  If the Assuming Institution elects not to accept an assignment of the lease or sublease any leased Bank Premises, the notice of such election in accordance with Section 4.6(b) shall specify the date upon which the Assuming Institution’s occupancy of such leased Bank Premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. Upon vacating such premises, the Assuming Institution shall relinquish and release to the Receiver such premises and the Fixtures and the Furniture and Equipment located thereon in the same condition as at Bank Closing, normal wear and tear excepted. By failing to provide notice of its intention to vacate such premises prior to the expiration of the option period specified in Section 4.6(b), or by occupying such premises after the one hundred eighty (180)-day period specified above in this

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paragraph (ii), the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have assumed all leases, obligations and liabilities with respect to such premises (including any ground lease with respect to the land on which premises are located), and leased Furniture and Equipment and leased Fixtures located thereon in accordance with this Section 4.6 (unless the Receiver previously repudiated any such lease), and (y) be required to purchase all Furniture and Equipment and Fixtures owned by the Failed Bank at Fair Market Value and located on such premises as of Bank Closing.

(h)                                 Furniture and Equipment and Certain Other Equipment. The Receiver hereby grants to the Assuming Institution an option to purchase all Furniture and Equipment and/or all telecommunications, data processing equipment (including hardware and software) and check processing and similar operating equipment owned by the Failed Bank at Fair Market Value and located at any leased Bank Premises that the Assuming Institution elects to vacate or which it could have, but did not occupy, pursuant to this Section 4.6; provided, that, the Assuming Institution shall give the Receiver notice of its election to purchase such property at the time it gives notice of its intention to vacate such Bank Premises or within ten (10) days after Bank Closing for Bank Premises it could have, but did not, occupy.

(i)                                     Option to Put Bank Premises and Related Fixtures, Furniture and Equipment.

(i)                                     For a period of ninety (90) days following Bank Closing, the Assuming Institution shall be entitled to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary and the purchase price paid by the Receiver shall be the Fair Market Value of the Bank Premises.

(ii)                                  If the Assuming Institution elects to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary, the Assuming Institution shall also have the option, exercisable within the same ninety (90) day time period, to require the Receiver to purchase any Fixtures, Furniture and Equipment that is owned, directly or indirectly, by an Acquired Subsidiary and which is located on such Bank Premises. The purchase price paid by the Receiver shall be the Fair Market Value of the Fixtures, Furniture and Equipment.

(iii)                               In the event the Assuming Institution elects to exercise its option under this subparagraph, the Assuming Institution shall pay to the Receiver occupancy costs in accordance with Section 4.6(e) and shall vacate the Bank Premises in accordance with Section 4.6(g)(i).

(iv)                              Regardless of whether the Assuming Institution exercises any of its option under this subparagraph, the purchase price for the Acquired Subsidiary shall be adjusted by the difference between the Fair Market Value of the Bank Premises and Fixtures, Furniture and Equipment and their respective Book Value as reflected of the books and records of the Acquired Subsidiary. Such adjustment shall be made in accordance with Article VIII of this Agreement.

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4.7                               Agreement with Respect to Leased Data Processing Equipment

(a)                                 The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to accept an assignment from the Receiver of any or all Data Processing Leases to the extent that such Data Processing Leases can be assigned.

(b)                                 The Assuming Institution shall (i) give written notice to the Receiver within the option period specified in Section 4.7(a) of its intent to accept or decline an assignment or sublease of any or all Data Processing Leases and promptly accept an assignment or sublease of such Data Processing Leases, and (ii) give written notice to the appropriate lessor(s) that it has accepted an assignment or sublease of any such Data Processing Leases.

(c)                                  The Receiver agrees to facilitate the assignment or sublease of Data Processing Leases or the negotiation of new leases or license agreements by the Assuming Institution; provided, that neither the Receiver nor the Corporation shall be obligated to engage in litigation or make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation.

(d)                                 The Assuming Institution agrees, during its period of use of any property subject to a Data Processing Lease, to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of the applicable Data Processing Leases entered into by the Failed Bank, including without limitation the timely payment of all rent, taxes, fees, charges, utilities, insurance and assessments.

(e)                                  The Assuming Institution shall, not later than fifty (50) days after giving the notice provided in Section 4.7(b), (i) relinquish and release to the Receiver all property subject to the relevant Data Processing Lease, in the same condition as at Bank Closing, normal wear and tear excepted, or (ii) accept an assignment or a sublease thereof or negotiate a new lease or license agreement under this Section 4.7.

4.8                               Agreement with Respect to Certain Existing Agreements.

(a)                                 Subject to the provisions of Section 4.8(b), with respect to agreements existing as of Bank Closing which provide for the rendering of services by or to the Failed Bank, within thirty (30) days after Bank Closing, the Assuming Institution shall give the Receiver written notice specifying whether it elects to assume or not to assume each such agreement. Except as may be otherwise provided in this Article IV, the Assuming Institution agrees to comply with the terms of each such agreement for a period commencing on the day after Bank Closing and ending on: (i) in the case of an agreement that provides for the rendering of services by the Failed Bank, the date which is ninety (90) days after Bank Closing, and (ii) in the case of an agreement that provides for the rendering of services to the Failed Bank, the date which is thirty (30) days after the Assuming Institution has given notice to the Receiver of its election not to assume such agreement; provided, that the Receiver can reasonably make such service agreements available to the Assuming Institution. The Assuming Institution shall be deemed by the Receiver to have assumed agreements for which no notification is timely given. The Receiver

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agrees to assign, transfer, convey, and deliver to the Assuming Institution all right, title and interest of the Receiver, if any, in and to agreements the Assuming Institution assumes hereunder. In the event the Assuming Institution elects not to accept an assignment of any lease (or sublease) or negotiate a new lease for leased Bank Premises under Section 4.6 and does not otherwise occupy such premises, the provisions of this Section 4.8(a) shall not apply to service agreements related to such premises. The Assuming Institution agrees, during the period it has the use or benefit of any such agreement, promptly to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of such agreement.

(b)                                 The provisions of Section 4.8(a) regarding the Assuming Institution’s election to assume or not assume certain agreements shall not apply to (i) agreements pursuant to which the Failed Bank provides mortgage servicing for others or mortgage servicing is provided to the Failed Bank by others, (ii) agreements that are subject to Sections 4.1 through 4.7 and any insurance policy or bond referred to in Section 3.5(a) or other agreement specified in Section 3.5, and (iii) consulting, management or employment agreements, if any, between the Failed Bank and its employees or other Persons. Except as otherwise expressly set forth elsewhere in this Agreement, the Assuming Institution does not assume any liabilities or acquire any rights under any of the agreements described in this Section 4.8(b).

4.9                               Informational Tax Reporting. The Assuming Institution agrees to perform all obligations of the Failed Bank with respect to Federal and State income tax informational reporting related to (i) the Assets and the Liabilities Assumed, (ii) deposit accounts that were closed and loans that were paid off or collateral obtained with respect thereto prior to Bank Closing, (iii) miscellaneous payments made to vendors of the Failed Bank, and (iv) any other asset or liability of the Failed Bank, including, without limitation, loans not purchased and Deposits not assumed by the Assuming Institution, as may be required by the Receiver.

4.10                        Insurance. The Assuming Institution agrees to obtain insurance coverage effective from and after Bank Closing, including public liability, fire and extended coverage insurance acceptable to the Receiver with respect to owned or leased Bank Premises that it occupies, and all owned or leased Furniture and Equipment and Fixtures and leased data processing equipment (including hardware and software) located thereon, in the event such insurance coverage is not already in force and effect with respect to the Assuming Institution as the insured as of Bank Closing. All such insurance shall, where appropriate (as determined by the Receiver), name the Receiver as an additional insured.

4.11                        Office Space for Receiver and Corporation. For the period commencing on the day following Bank Closing and ending on the one hundred eightieth (180th) day thereafter, the Assuming Institution agrees to provide to the Receiver and the Corporation, without charge, adequate and suitable office space (including parking facilities and vault space), furniture, equipment (including photocopying and telecopying machines), email accounts, network access and technology resources (such as shared drive) and utilities (including local telephone service and fax machines) at the Bank Premises occupied by the Assuming Institution for their use in the discharge of their respective functions with respect to the Failed Bank. In the event the Receiver and the Corporation determine that the space provided is inadequate or unsuitable, the Receiver

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and the Corporation may relocate to other quarters having adequate and suitable space and the costs of relocation and any rental and utility costs for the balance of the period of occupancy by the Receiver and the Corporation shall be borne by the Assuming Institution. Additionally, the Assuming Institution agrees to pay such bills and invoices on behalf of the Receiver and Corporation as the Receiver or Corporation may direct for the period beginning on the date of Bank Closing and ending on Settlement Date. Assuming Institution shall submit it requests for reimbursement of such expenditures pursuant to Article VIII of this Agreement.

4.12                        Agreement with Respect to Continuation of Group Health Plan Coverage for Former Employees of the Failed Bank.

(a)                                 The Assuming Institution agrees to assist the Receiver, as provided in this Section 4.12, in offering individuals who were employees or former employees of the Failed Bank, or any of its Subsidiaries, and who, immediately prior to Bank Closing, were receiving, or were eligible to receive, health insurance coverage or health insurance continuation coverage from the Failed Bank (“Eligible Individuals”), the opportunity to obtain health insurance coverage in the Corporation’s FIA Continuation Coverage Plan which provides for health insurance continuation coverage to such Eligible Individuals who are qualified beneficiaries of the Failed Bank as defined in Section 607 of the Employee Retirement Income Security Act of 1974, as amended (respectively, “qualified beneficiaries” and “ERISA”). The Assuming Institution shall consult with the Receiver and not later than five (5) Business Days after Bank Closing shall provide written notice to the Receiver of the number (if available), identity (if available) and addresses (if available) of the Eligible Individuals who are qualified beneficiaries of the Failed Bank and for whom a “qualifying event” (as defined in Section 603 of ERISA) has occurred and with respect to whom the Failed Bank’s obligations under Part 6 of Subtitle B of Title I of ERISA have not been satisfied in full, and such other information as the Receiver may reasonably require. The Receiver shall cooperate with the Assuming Institution in order to permit it to prepare such notice and shall provide to the Assuming Institution such data in its possession as may be reasonably required for purposes of preparing such notice.

(b)                                 The Assuming Institution shall take such further action to assist the Receiver in offering the Eligible Individuals who are qualified beneficiaries of the Failed Bank the opportunity to obtain health insurance coverage in the Corporation’s FIA Continuation Coverage Plan as the Receiver may direct. All expenses incurred and paid by the Assuming Institution (i) in connection with the obligations of the Assuming Institution under this Section 4.12, and (ii) in providing health insurance continuation coverage to any Eligible Individuals who are hired by the Assuming Institution and such employees’ qualified beneficiaries shall be borne by the Assuming Institution.

(c)                                  No later than five (5) Business Days after Bank Closing, the Assuming Institution shall provide the Receiver with a list of all Failed Bank employees the Assuming Institution will not hire. Unless otherwise agreed, the Assuming Institution pays all salaries and payroll costs for all Failed Bank Employees until the list is provided to the Receiver. The Assuming Institution shall be responsible for all costs and expenses (i.e. salary, benefits, etc.) associated with all other employees not on that list from and after the date of delivery of the list to the

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Receiver. The Assuming Institution shall offer to the Failed Bank employees it retains employment benefits comparable to those the Assuming Institution offers its current employees.

(d)                                 This Section 4.12 is for the sole and exclusive benefit of the parties to this Agreement, and for the benefit of no other Person (including any former employee of the Failed Bank or any Subsidiary thereof or qualified beneficiary of such former employee). Nothing in this Section 4.12 is intended by the parties, or shall be construed, to give any Person (including any former employee of the Failed Bank or any Subsidiary thereof or qualified beneficiary of such former employee) other than the Corporation, the Receiver and the Assuming Institution any legal or equitable right, remedy or claim under or with respect to the provisions of this Section.

4.13                        Agreement with Respect to Interim Asset Servicing. At any time after Bank Closing, the Receiver may establish on its books an asset pool(s) and may transfer to such asset pool(s) (by means of accounting entries on the books of the Receiver) all or any assets and liabilities of the Failed Bank which are not acquired by the Assuming Institution, including, without limitation, wholly unfunded Commitments and assets and liabilities which may be acquired, funded or originated by the Receiver subsequent to Bank Closing. The Receiver may remove assets (and liabilities) from or add assets (and liabilities) to such pool(s) at any time in its discretion. At the option of the Receiver, the Assuming Institution agrees to service, administer, and collect such pool assets in accordance with and for the term set forth in Exhibit 4.13 “Interim Asset Servicing Arrangement”.

4.14                        Reserved.

4.15                        Agreement with Respect to Loss Sharing. The Assuming Institution shall be entitled to require reimbursement from the Receiver for loss sharing on certain loans in accordance with the Single Family Shared-Loss Agreement attached hereto as Exhibit 4.15A and the Commercial Shared-Loss Agreement attached hereto as Exhibit 4.15B, collectively, the “Shared-Loss Agreements.” The Loans that shall be subject to the Shared-Loss Agreements are identified on the Schedules 4.15A and 4.15B, and Schedule 4.15C, Shared-Loss Securities, attached hereto.

ARTICLE V

DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK

5.1                               Payment of Checks, Drafts and Orders. Subject to Section 9.5, the Assuming Institution agrees to pay all properly drawn checks, drafts and withdrawal orders of depositors of the Failed Bank presented for payment, whether drawn on the check or draft forms provided by the Failed Bank or by the Assuming Institution, to the extent that the Deposit balances to the credit of the respective makers or drawers assumed by the Assuming Institution under this Agreement are sufficient to permit the payment thereof, and in all other respects to discharge, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank with respect to the Deposit balances due and owing to the depositors of the Failed Bank assumed by the Assuming Institution under this Agreement.

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5.2                               Certain Agreements Related to Deposits. Subject to Section 2.2, the Assuming Institution agrees to honor the terms and conditions of any written escrow or mortgage servicing agreement or other similar agreement relating to a Deposit liability assumed by the Assuming Institution pursuant to this Agreement.

5.3                               Notice to Depositors.

(a)                                 Within seven (7) days after Bank Closing, the Assuming Institution shall give (i) notice to depositors of the Failed Bank of its assumption of the Deposit liabilities of the Failed Bank, and (ii) any notice required under Section 2.2, by mailing to each such depositor a notice with respect to such assumption and by advertising in a newspaper of general circulation in the county or counties in which the Failed Bank was located. The Assuming Institution agrees that it will obtain prior approval of all such notices and advertisements from counsel for the Receiver and that such notices and advertisements shall not be mailed or published until such approval is received.

(b)                                 The Assuming Institution shall give notice by mail to depositors of the Failed Bank concerning the procedures to claim their deposits, which notice shall be provided to the Assuming Institution by the Receiver or the Corporation. Such notice shall be included with the notice to depositors to be mailed by the Assuming Institution pursuant to Section 5.3(a).

(c)                                  If the Assuming Institution proposes to charge fees different from those charged by the Failed Bank before it establishes new deposit account relationships with the depositors of the Failed Bank, the Assuming Institution shall give notice by mail of such changed fees to such depositors.

ARTICLE VI

RECORDS

6.1                               Transfer of Records.

(a)                                 In accordance with Sections 2.1 and 3.1, the Receiver assigns, transfers, conveys and delivers to the Assuming Institution, whether located on Bank Premises occupied or not occupied by the Assuming Institution or at any other location, the following:

(i)                                     all Records pertaining to the Deposit liabilities of the Failed Bank assumed by the Assuming Institution under this Agreement, including, but not limited to, the following:

(A)                               signature cards, orders, contracts between the Failed Bank and its depositors and Records of similar character;

(B)                               passbooks of depositors held by the Failed Bank, deposit slips, cancelled checks and withdrawal orders representing charges to accounts of depositors; and

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(ii)                                  all Records pertaining to the Assets, including, but not limited to, the following:

(A)                               records of deposit balances carried with other banks, bankers or trust companies;

(B)                               Loan and collateral records and Credit Files and other documents;

(C)                               deeds, mortgages, abstracts, surveys, and other instruments or records of title pertaining to real estate or real estate mortgages;

(D)                               signature cards, agreements and records pertaining to Safe Deposit Boxes, if any; and

(E)                                records pertaining to the credit card business, trust business or safekeeping business of the Failed Bank, if any.

(b)                                 The Receiver, at its option, may assign and transfer to the Assuming Institution by a single blanket assignment or otherwise, as soon as practicable after Bank Closing, any other Records not assigned and transferred to the Assuming Institution as provided in this Agreement, whether located on Bank Premises occupied or not occupied by the Assuming Institution or at any other location, including but not limited to loan disbursement checks, general ledger tickets, official bank checks, proof transactions (including proof tapes) and paid out loan files.

6.2                               Delivery of Assigned Records. The Receiver shall deliver to the Assuming Institution all Records described in (i) Section 6.1(a) as soon as practicable on or after the date of this Agreement, and (ii) Section 6.1(b) as soon as practicable after making any assignment described therein.

6.3                               Preservation of Records. The Assuming Institution agrees that it will preserve and maintain for the joint benefit of the Receiver, the Corporation and the Assuming Institution, all Records of which it has custody for such period as either the Receiver or the Corporation in its discretion may require, until directed otherwise, in writing, by the Receiver or Corporation. The Assuming Institution shall have the primary responsibility to respond to subpoenas, discovery requests, and other similar official inquiries and customer requests for lien releases with respect to the Records of which it has custody.

6.4                               Access to Records; Copies. The Assuming Institution agrees to permit the Receiver and the Corporation access to all Records of which the Assuming Institution has custody, and to use, inspect, make extracts from or request copies of any such Records in the manner and to the extent requested, and to duplicate, in the discretion of the Receiver or the Corporation, any Record in the form of microfilm or microfiche pertaining to Deposit account relationships; provided, that in the event that the Failed Bank maintained one or more duplicate copies of such microfilm or microfiche Records, the Assuming Institution hereby assigns, transfers, and conveys to the Corporation one such duplicate copy of each such Record without cost to the Corporation, and agrees to deliver to the Corporation all Records assigned and

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transferred to the Corporation under this Article VI as soon as practicable on or after the date of this Agreement. The party requesting a copy of any Record shall bear the cost (based on standard accepted industry charges to the extent applicable, as determined by the Receiver) for providing such duplicate Records. A copy of each Record requested shall be provided as soon as practicable by the party having custody thereof.

ARTICLE VII

BID; INITIAL PAYMENT

The Assuming Institution has submitted to the Receiver a Deposit premium bid of 0.75% and an Asset premium (discount) bid of(19.8)% (negative) (the “Bid Amount”). The Deposit premium bid will be applied to the total of all Assumed Deposits except for brokered, CDARS, and any market place or similar subscription services Deposits. The Asset premium (discount) bid will be applied to the purchase price of all Assets acquired. On the Payment Date, the Assuming Bank will pay to the Corporation, or the Corporation will pay to the Assuming Bank, as the case may be, the Initial Payment, together with interest on such amount (if the Payment Date is not the day following the day of the Bank Closing Date) from and including the day following the Bank Closing Date to and including the day preceding the Payment Date at the Settlement Interest Rate.

As part of its bid, First Michigan Bank, Troy, MI voluntarily forgos the $25,000 fee earned from the FDIC associated with their participation in the resolution of Lakeside Community Bank in Sterling Heights, Michigan on April 16, 2010.

ARTICLE VIII

ADJUSTMENTS

8.1                               Pro Forma Statement. The Receiver, as soon as practicable after Bank Closing, in accordance with the best information then available, shall provide to the Assuming Institution a pro forma statement reflecting any adjustments of such liabilities and assets as may be necessary. Such pro forma statement shall take into account, to the extent possible, (i) liabilities and assets of a nature similar to those contemplated by Section 2.1 or Section 3.1, respectively, which at Bank Closing were carried in the Failed Bank’s suspense accounts, (ii) accruals as of Bank Closing for all income related to the assets and business of the Failed Bank acquired by the Assuming Institution hereunder, whether or not such accruals were reflected on the Accounting Records of the Failed Bank in the normal course of its operations, and (iii) adjustments to determine the Book Value of any investment in an Acquired Subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting, whether or not the Failed Bank used the equity method of accounting for investments in subsidiaries, except that the resulting amount cannot be less than the Acquired Subsidiary’s recorded equity as of Bank Closing as reflected on the Accounting Records of the Acquired Subsidiary. Any Loan purchased by the Assuming Institution pursuant to Section 3.1 which the Failed Bank charged off during the period beginning the day after the Bid Valuation

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Date to the date of Bank Closing shall be deemed not to be charged off for the purposes of the pro forma statement, and the purchase price shall be determined pursuant to Section 3.2.

8.2                               Correction of Errors and Omissions; Other Liabilities.

(a)                                 In the event any bookkeeping omissions or errors are discovered in preparing any pro forma statement or in completing the transfers and assumptions contemplated hereby, the parties hereto agree to correct such errors and omissions, it being understood that, as far as practicable, all adjustments will be made consistent with the judgments, methods, policies or accounting principles utilized by the Failed Bank in preparing and maintaining Accounting Records, except that adjustments made pursuant to this Section 8.2(a) are not intended to bring the Accounting Records of the Failed Bank into accordance with generally accepted accounting principles.

(b)                                 If the Receiver discovers at any time subsequent to the date of this Agreement that any claim exists against the Failed Bank which is of such a nature that it would have been included in the liabilities assumed under Article II had the existence of such claim or the facts giving rise thereto been known as of Bank Closing, the Receiver may, in its discretion, at any time, require that such claim be assumed by the Assuming Institution in a manner consistent with the intent of this Agreement. The Receiver will make appropriate adjustments to the pro forma statement provided by the Receiver to the Assuming Institution pursuant to Section 8.1 as may be necessary.

8.3                               Payments. The Receiver agrees to cause to be paid to the Assuming Institution, or the Assuming Institution agrees to pay to the Receiver, as the case may be, on the Settlement Date, a payment in an amount which reflects net adjustments (including any costs, expenses and fees associated with determinations of value as provided in this Agreement) made pursuant to Section 8.1 or Section 8.2, plus interest as provided in Section 8.4. The Receiver and the Assuming Institution agree to effect on the Settlement Date any further transfer of assets to or assumption of liabilities or claims by the Assuming Institution as may be necessary in accordance with Section 8.1 or Section 8.2.

8.4                               Interest. Any amounts paid under Section 8.3 or Section 8.5, shall bear interest for the period from and including the day following Bank Closing to and including the day preceding the payment at the Settlement Interest Rate.

8.5                               Subsequent Adjustments. In the event that the Assuming Institution or the Receiver discovers any errors or omissions as contemplated by Section 8.2 or any error with respect to the payment made under Section 8.3 after the Settlement Date, the Assuming Institution and the Receiver agree to promptly correct any such errors or omissions, make any payments and effect any transfers or assumptions as may be necessary to reflect any such correction plus interest as provided in Section 8.4.

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ARTICLE IX

CONTINUING COOPERATION

9.1                               General Matters. The parties hereto agree that they will, in good faith and with their best efforts, cooperate with each other to carry out the transactions contemplated by this Agreement and to effect the purposes hereof.

9.2                               Additional Title Documents. The Receiver, the Corporation and the Assuming Institution each agree, at any time, and from time to time, upon the request of any party hereto, to execute and deliver such additional instruments and documents of conveyance as shall be reasonably necessary to vest in the appropriate party its full legal or equitable title in and to the property transferred pursuant to this Agreement or to be transferred in accordance herewith. The Assuming Institution shall prepare such instruments and documents of conveyance (in form and substance satisfactory to the Receiver) as shall be necessary to vest title to the Assets in the Assuming Institution. The Assuming Institution shall be responsible for recording such instruments and documents of conveyance at its own expense.

9.3                               Claims and Suits.

(a)                                 The Receiver shall have the right, in its discretion, to (i) defend or settle any claim or suit against the Assuming Institution with respect to which the Receiver has indemnified the Assuming Institution in the same manner and to the same extent as provided in Article XII, and (ii) defend or settle any claim or suit against the Assuming Institution with respect to any Liability Assumed, which claim or suit may result in a loss to the Receiver arising out of or related to this Agreement, or which existed against the Failed Bank on or before Bank Closing. The exercise by the Receiver of any rights under this Section 9.3(a) shall not release the Assuming Institution with respect to any of its obligations under this Agreement.

(b)                                 In the event any action at law or in equity shall be instituted by any Person against the Receiver and the Corporation as codefendants with respect to any asset of the Failed Bank retained or acquired pursuant to this Agreement by the Receiver, the Receiver agrees, at the request of the Corporation, to join with the Corporation in a petition to remove the action to the United States District Court for the proper district. The Receiver agrees to institute, with or without joinder of the Corporation as coplaintiff, any action with respect to any such retained or acquired asset or any matter connected therewith whenever notice requiring such action shall be given by the Corporation to the Receiver.

9.4                               Payment of Deposits. In the event any depositor does not accept the obligation of the Assuming Institution to pay any Deposit liability of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement and asserts a claim against the Receiver for all or any portion of any such Deposit liability, the Assuming Institution agrees on demand to provide to the Receiver funds sufficient to pay such claim in an amount not in excess of the Deposit liability reflected on the books of the Assuming Institution at the time such claim is made. Upon payment by the Assuming Institution to the Receiver of such amount, the Assuming

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Institution shall be discharged from any further obligation under this Agreement to pay to any such depositor the amount of such Deposit liability paid to the Receiver.

9.5                               Withheld Payments. At any time, the Receiver or the Corporation may, in its discretion, determine that all or any portion of any deposit balance assumed by the Assuming Institution pursuant to this Agreement does not constitute a “Deposit” (or otherwise, in its discretion, determine that it is the best interest of the Receiver or Corporation to withhold all or any portion of any deposit), and may direct the Assuming Institution to withhold payment of all or any portion of any such deposit balance. Upon such direction, the Assuming Institution agrees to hold such deposit and not to make any payment of such deposit balance to or on behalf of the depositor, or to itself, whether by way of transfer, set-off, or otherwise. The Assuming Institution agrees to maintain the “withheld payment” status of any such deposit balance until directed in writing by the Receiver or the Corporation as to its disposition. At the direction of the Receiver or the Corporation, the Assuming Institution shall return all or any portion of such deposit balance to the Receiver or the Corporation, as appropriate, and thereupon the Assuming Institution shall be discharged from any further liability to such depositor with respect to such returned deposit balance. If such deposit balance has been paid to the depositor prior to a demand for return by the Corporation or the Receiver, and payment of such deposit balance had not been previously withheld pursuant to this Section, the Assuming Institution shall not be obligated to return such deposit balance to the Receiver or the Corporation. The Assuming Institution shall be obligated to reimburse the Corporation or the Receiver, as the case may be, for the amount of any deposit balance or portion thereof paid by the Assuming Institution in contravention of any previous direction to withhold payment of such deposit balance or return such deposit balance the payment of which was withheld pursuant to this Section.

9.6                               Proceedings with Respect to Certain Assets and Liabilities.

(a)                                 In connection with any investigation, proceeding or other matter with respect to any asset or liability of the Failed Bank retained by the Receiver, or any asset of the Failed Bank acquired by the Receiver pursuant to this Agreement, the Assuming Institution shall cooperate to the extent reasonably required by the Receiver.

(b)                                 In addition to its obligations under Section 6.4, the Assuming Institution shall provide representatives of the Receiver access at reasonable times and locations without other limitation or qualification to (i) its directors, officers, employees and agents and those of the Subsidiaries acquired by the Assuming Institution, and (ii) its books and records, the books and records of such Subsidiaries and all Credit Files, and copies thereof. Copies of books, records and Credit Files shall be provided by the Assuming Institution as requested by the Receiver and the costs of duplication thereof shall be borne by the Receiver.

(c)                                  Not later than ten (10) days after the Put Notice pursuant to Section 3.4 or the date of the notice of transfer of any Loan by the Assuming Institution to the Receiver pursuant to Section 3.6, the Assuming Institution shall deliver to the Receiver such documents with respect to such Loan as the Receiver may request, including without limitation the following: (i) all related Credit Documents (other than certificates, notices and other ancillary documents), (ii) a certificate setting forth the principal amount on the date of the transfer and the amount of

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interest, fees and other charges then accrued and unpaid thereon, and any restrictions on transfer to which any such Loan is subject, and (iii) all Credit Files, and all documents, microfiche, microfilm and computer records (including but not limited to magnetic tape, disc storage, card forms and printed copy) maintained by, owned by, or in the possession of the Assuming Institution or any Affiliate of the Assuming Institution relating to the transferred Loan.

9.7                               Information. The Assuming Institution promptly shall provide to the Corporation such other information, including financial statements and computations, relating to the performance of the provisions of this Agreement as the Corporation or the Receiver may request from time to time, and, at the request of the Receiver, make available employees of the Failed Bank employed or retained by the Assuming Institution to assist in preparation of the pro forma statement pursuant to Section 8.1.

ARTICLE X

CONDITION PRECEDENT

The obligations of the parties to this Agreement are subject to the Receiver and the Corporation having received at or before Bank Closing evidence reasonably satisfactory to each of any necessary approval, waiver, or other action by any governmental authority, the board of directors of the Assuming Institution, or other third party, with respect to this Agreement and the transactions contemplated hereby, the closing of the Failed Bank and the appointment of the Receiver, the chartering of the Assuming Institution, and any agreements, documents, matters or proceedings contemplated hereby or thereby.

ARTICLE XI

REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION

The Assuming Institution represents and warrants to the Corporation and the Receiver as follows:

(a)                                 Corporate Existence and Authority. The Assuming Institution (i) is duly organized, validly existing and in good standing under the laws of its Chartering Authority and has full power and authority to own and operate its properties and to conduct its business as now conducted by it, and (ii) has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Assuming Institution has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the performance of the transactions contemplated hereby.

(b)                                 Third Party Consents. No governmental authority or other third party consents (including but not limited to approvals, licenses, registrations or declarations) are required in connection with the execution, delivery or performance by the Assuming Institution of this Agreement, other than such consents as have been duly obtained and are in full force and effect.

(c)                                  Execution and Enforceability. This Agreement has been duly executed and delivered by the Assuming Institution and when this Agreement has been duly authorized, executed and delivered by the Corporation and the Receiver, this Agreement will constitute the

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legal, valid and binding obligation of the Assuming Institution, enforceable in accordance with its terms.

(d)                                 Compliance with Law.

(i)                                     Neither the Assuming Institution nor any of its Subsidiaries is in violation of any statute, regulation, order, decision, judgment or decree of, or any restriction imposed by, the United States of America, any State, municipality or other political subdivision or any agency of any of the foregoing, or any court or other tribunal having jurisdiction over the Assuming Institution or any of its Subsidiaries or any assets of any such Person, or any foreign government or agency thereof having such jurisdiction, with respect to the conduct of the business of the Assuming Institution or of any of its Subsidiaries, or the ownership of the properties of the Assuming Institution or any of its Subsidiaries, which, either individually or in the aggregate with all other such violations, would materially and adversely affect the business, operations or condition (financial or otherwise) of the Assuming Institution or the ability of the Assuming Institution to perform, satisfy or observe any obligation or condition under this Agreement.

(ii)                                  Neither the execution and delivery nor the performance by the Assuming Institution of this Agreement will result in any violation by the Assuming Institution of, or be in conflict with, any provision of any applicable law or regulation, or any order, writ or decree of any court or governmental authority.

e)                                      Representations Remain True. The Assuming Institution represents and warrants that it has executed and delivered to the Corporation a Purchaser Eligibility Certification and Confidentiality Agreement and that all information provided and representations made by or on behalf of the Assuming Institution in connection with this Agreement and the transactions contemplated hereby, including, but not limited to, the Purchaser Eligibility Certification and Confidentiality Agreement (which are affirmed and ratified hereby) are and remain true and correct in all material respects and do not fail to state any fact required to make the information contained therein not misleading.

ARTICLE XII

INDEMNIFICATION

12.1                        Indemnification of Indemnitees. From and after Bank Closing and subject to the limitations set forth in this Section and Section 12.6 and compliance by the Indemnitees with Section 12.2, the Receiver agrees to indemnify and hold harmless the Indemnitees against any and all costs, losses, liabilities, expenses (including attorneys’ fees) incurred prior to the assumption of defense by the Receiver pursuant to paragraph (d) of Section 12.2, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with claims against any Indemnitee based on liabilities of the Failed Bank that are not assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution for which indemnification is provided hereunder in (a) of this Section 12.1, subject to certain exclusions as provided in (b) of this Section 12.1:

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(a)

(1) claims based on the rights of any shareholder or former shareholder as such of (x) the Failed Bank, or (y) any Subsidiary or Affiliate of the Failed Bank;

(2) claims based on the rights of any creditor as such of the Failed Bank, or any creditor as such of any director, officer, employee or agent of the Failed Bank, with respect to any indebtedness or other obligation of the Failed Bank arising prior to Bank Closing;

(3) claims based on the rights of any present or former director, officer, employee or agent as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank;

(4) claims based on any action or inaction prior to Bank Closing of the Failed Bank, its directors, officers, employees or agents as such, or any Subsidiary or Affiliate of the Failed Bank, or the directors, officers, employees or agents as such of such Subsidiary or Affiliate;

(5) claims based on any malfeasance, misfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business of the Failed Bank, if any;

(6) claims based on any failure or alleged failure (not in violation of law) by the Assuming Institution to continue to perform any service or activity previously performed by the Failed Bank which the Assuming Institution is not required to perform pursuant to this Agreement or which arise under any contract to which the Failed Bank was a party which the Assuming Institution elected not to assume in accordance with this Agreement and which neither the Assuming Institution nor any Subsidiary or Affiliate of the Assuming Institution has assumed subsequent to the execution hereof;

(7) claims arising from any action or inaction of any Indemnitee, including for purposes of this Section 12.1(a)(7) the former officers or employees of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank that is taken upon the specific written direction of the Corporation or the Receiver, other than any action or inaction taken in a manner constituting bad faith, gross negligence or willful misconduct; and

(8) claims based on the rights of any depositor of the Failed Bank whose deposit has been accorded “withheld payment” status and/or returned to the Receiver or Corporation in accordance with Section 9.5 and/or has become an “unclaimed deposit” or has been returned to the Corporation or the Receiver in accordance with Section 2.3;

(b)                                 provided, that, with respect to this Agreement, except for paragraphs (7) and (8) of Section 12.1(a), no indemnification will be provided under this Agreement for any:

(1) judgment or fine against, or any amount paid in settlement (without the written approval of the Receiver) by, any Indemnitee in connection with any action that seeks damages

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against any Indemnitee (a “counterclaim”) arising with respect to any Asset and based on any action or inaction of either the Failed Bank, its directors, officers, employees or agents as such prior to Bank Closing, unless any such judgment, fine or amount paid in settlement exceeds the greater of (i) the Repurchase Price of such Asset, or (ii) the monetary recovery sought on such Asset by the Assuming Institution in the cause of action from which the counterclaim arises; and in such event the Receiver will provide indemnification only in the amount of such excess; and no indemnification will be provided for any costs or expenses other than any costs or expenses (including attorneys’ fees) which, in the determination of the Receiver, have been actually and reasonably incurred by such Indemnitee in connection with the defense of any such counterclaim; and it is expressly agreed that the Receiver reserves the right to intervene, in its discretion, on its behalf and/or on behalf of the Receiver, in the defense of any such counterclaim;

(2) claims with respect to any liability or obligation of the Failed Bank that is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(3) claims with respect to any liability of the Failed Bank to any present or former employee as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank, which liability is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(4) claims based on the failure of any Indemnitee to seek recovery of damages from the Receiver for any claims based upon any action or inaction of the Failed Bank, its directors, officers, employees or agents as fiduciary, agent or custodian prior to Bank Closing;

(5) claims based on any violation or alleged violation by any Indemnitee of the antitrust, branching, banking or bank holding company or securities laws of the United States of America or any State thereof;

(6) claims based on the rights of any present or former creditor, customer, or supplier as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(7) claims based on the rights of any present or former shareholder as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution regardless of whether any such present or former shareholder is also a present or former shareholder of the Failed Bank;

(8) claims, if the Receiver determines that the effect of providing such indemnification would be to (i) expand or alter the provisions of any warranty or disclaimer thereof provided in Section 3.3 or any other provision of this Agreement, or (ii) create any warranty not expressly provided under this Agreement;

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(9) claims which could have been enforced against any Indemnitee had the Assuming Institution not entered into this Agreement;

(10) claims based on any liability for taxes or fees assessed with respect to the consummation of the transactions contemplated by this Agreement, including without limitation any subsequent transfer of any Assets or Liabilities Assumed to any Subsidiary or Affiliate of the Assuming Institution;

(11) except as expressly provided in this Article XII, claims based on any action or inaction of any Indemnitee, and nothing in this Agreement shall be construed to provide indemnification for (i) the Failed Bank, (ii) any Subsidiary or Affiliate of the Failed Bank, or (iii) any present or former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates; provided, that the Receiver, in its discretion, may provide indemnification hereunder for any present or former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates who is also or becomes a director, officer, employee or agent of the Assuming Institution or its Subsidiaries or Affiliates;

(12) claims or actions which constitute a breach by the Assuming Institution of the representations and warranties contained in Article XI;

(13) claims arising out of or relating to the condition of or generated by an Asset arising from or relating to the presence, storage or release of any hazardous or toxic substance, or any pollutant or contaminant, or condition of such Asset which violate any applicable Federal, State or local law or regulation concerning environmental protection; and

(14) claims based on, related to or arising from any asset, including a loan, acquired or liability assumed by the Assuming Institution, other than pursuant to this Agreement.

12.2        Conditions Precedent to Indemnification. It shall be a condition precedent to the obligation of the Receiver to indemnify any Person pursuant to this Article XII that such Person shall, with respect to any claim made or threatened against such Person for which such Person is or may be entitled to indemnification hereunder:

(a)           give written notice to the Regional Counsel (Litigation Branch) of the Corporation in the manner and at the address provided in Section 13.7 of such claim as soon as practicable after such claim is made or threatened; provided, that notice must be given on or before the date which is six (6) years from the date of this Agreement;

(b)           provide to the Receiver such information and cooperation with respect to such claim as the Receiver may reasonably require;

(c)           cooperate and take all steps, as the Receiver may reasonably require, to preserve and protect any defense to such claim;

(d)           in the event suit is brought with respect to such claim, upon reasonable prior notice, afford to the Receiver the right, which the Receiver may exercise in its sole discretion, to

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conduct the investigation, control the defense and effect settlement of such claim, including without limitation the right to designate counsel and to control all negotiations, litigation, arbitration, settlements, compromises and appeals of any such claim, all of which shall be at the expense of the Receiver; provided, that the Receiver shall have notified the Person claiming indemnification in writing that such claim is a claim with respect to which the Person claiming indemnification is entitled to indemnification under this Article XII;

(e)           not incur any costs or expenses in connection with any response or suit with respect to such claim, unless such costs or expenses were incurred upon the written direction of the Receiver; provided, that the Receiver shall not be obligated to reimburse the amount of any such costs or expenses unless such costs or expenses were incurred upon the written direction of the Receiver;

(f)            not release or settle such claim or make any payment or admission with respect thereto, unless the Receiver consents in writing thereto, which consent shall not be unreasonably withheld; provided, that the Receiver shall not be obligated to reimburse the amount of any such settlement or payment unless such settlement or payment was effected upon the written direction of the Receiver; and

(g)           take reasonable action as the Receiver may request in writing as necessary to preserve, protect or enforce the rights of the indemnified Person against any Primary Indemnitor.

12.3        No Additional Warranty. Nothing in this Article XII shall be construed or deemed to (i) expand or otherwise alter any warranty or disclaimer thereof provided under Section 3.3 or any other provision of this Agreement with respect to, among other matters, the title, value, collectibility, genuineness, enforceability or condition of any (x) Asset, or (y) asset of the Failed Bank purchased by the Assuming Institution subsequent to the execution of this Agreement by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, or (ii) create any warranty not expressly provided under this Agreement with respect thereto.

12.4        Indemnification of Receiver and Corporation. From and after Bank Closing, the Assuming Institution agrees to indemnify and hold harmless the Corporation and the Receiver and their respective directors, officers, employees and agents from and against any and all costs, losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any of the following:

(a)           claims based on any and all liabilities or obligations of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, whether or not any such liabilities subsequently are sold and/or transferred, other than any claim based upon any action or inaction of any Indemnitee as provided in paragraph (7) or (8) of Section 12.1(a); and

(b)           claims based on any act or omission of any Indemnitee (including but not limited to claims of any Person claiming any right or title by or through the Assuming Institution with

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respect to Assets transferred to the Receiver pursuant to Section 3.4 or 3.6), other than any action or inaction of any Indemnitee as provided in paragraph (7) or (8) of Section 12.1(a).

12.5        Obligations Supplemental. The obligations of the Receiver, and the Corporation as guarantor in accordance with Section 12.7, to provide indemnification under this Article XII are to supplement any amount payable by any Primary Indemnitor to the Person indemnified under this Article XII. Consistent with that intent, the Receiver agrees only to make payments pursuant to such indemnification to the extent not payable by a Primary Indemnitor. If the aggregate amount of payments by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, and all Primary Indemnitors with respect to any item of indemnification under this Article XII exceeds the amount payable with respect to such item, such Person being indemnified shall notify the Receiver thereof and, upon the request of the Receiver, shall promptly pay to the Receiver, or the Corporation as appropriate, the amount of the Receiver’s (or Corporation’s) payments to the extent of such excess.

12.6        Criminal Claims. Notwithstanding any provision of this Article XII to the contrary, in the event that any Person being indemnified under this Article XII shall become involved in any criminal action, suit or proceeding, whether judicial, administrative or investigative, the Receiver shall have no obligation hereunder to indemnify such Person for liability with respect to any criminal act or to the extent any costs or expenses are attributable to the defense against the allegation of any criminal act, unless (i) the Person is successful on the merits or otherwise in the defense against any such action, suit or proceeding, or (ii) such action, suit or proceeding is terminated without the imposition of liability on such Person.

12.7        Limited Guaranty of the Corporation. The Corporation hereby guarantees performance of the Receiver’s obligation to indemnify the Assuming Institution as set forth in this Article XII. It is a condition to the Corporation’s obligation hereunder that the Assuming Institution shall comply in all respects with the applicable provisions of this Article XII. The Corporation shall be liable hereunder only for such amounts, if any, as the Receiver is obligated to pay under the terms of this Article XII but shall fail to pay. Except as otherwise provided above in this Section 12.7, nothing in this Article XII is intended or shall be construed to create any liability or obligation on the part of the Corporation, the United States of America or any department or agency thereof under or with respect to this Article XII, or any provision hereof, it being the intention of the parties hereto that the obligations undertaken by the Receiver under this Article XII are the sole and exclusive responsibility of the Receiver and no other Person or entity.

12.8        Subrogation. Upon payment by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, to any Indemnitee for any claims indemnified by the Receiver under this Article XII, the Receiver, or the Corporation as appropriate, shall become subrogated to all rights of the Indemnitee against any other Person to the extent of such payment.

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ARTICLE XIII

MISCELLANEOUS

13.1        Entire Agreement. This Agreement, the Single Family Shared-Loss Agreement, and the Commercial Shared-Loss Agreement, including the Schedules and Exhibits thereto, embodies the entire agreement of the parties hereto in relation to the subject matter herein and supersedes all prior understandings or agreements, oral or written, between the parties.

13.2        Headings. The headings and subheadings of the Table of Contents, Articles and Sections contained in this Agreement, except the terms identified for definition in Article I and elsewhere in this Agreement, are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

13.3        Counterparts. This Agreement may be executed in any number of counterparts and by the duly authorized representative of a different party hereto on separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

13.4        GOVERNING LAW. THIS AGREEMENT, THE SINGLE FAMILY SHARED-LOSS AGREEMENT, AND THE COMMERCIAL SHARED-LOSS AGREEMENT AND THE RIGHTS AND OBLIGATIONS HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE FEDERAL LAW OF THE UNITED STATES OF AMERICA, AND IN THE ABSENCE OF CONTROLLING FEDERAL LAW, IN ACCORDANCE WITH THE LAWS OF THE STATE IN WHICH THE MAIN OFFICE OF THE FAILED BANK IS LOCATED.

13.5        Successors. All terms and conditions of this Agreement shall be binding on the successors and assigns of the Receiver, the Corporation and the Assuming Institution. Except as otherwise specifically provided in this Agreement, nothing expressed or referred to in this Agreement is intended or shall be construed to give any Person other than the Receiver, the Corporation and the Assuming Institution any legal or equitable right, remedy or claim under or with respect to this Agreement or any provisions contained herein, it being the intention of the parties hereto that this Agreement, the obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole and exclusive benefit of the Receiver, the Corporation and the Assuming Institution and for the benefit of no other Person.

13.6        Modification; Assignment. No amendment or other modification, rescission, release, or assignment of any part of this Agreement, the Single Family Shared-Loss Agreement, and the Commercial Shared-Loss Agreement shall be effective except pursuant to a written agreement subscribed by the duly authorized representatives of the parties hereto.

13.7        Notice. Any notice, request, demand, consent, approval or other communication to any party hereto shall be effective when received and shall be given in writing, and delivered in person against receipt therefore, or sent by certified mail, postage prepaid, courier service, telex, facsimile transmission or email to such party (with copies as indicated below) at its address

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set forth below or at such other address as it shall hereafter furnish in writing to the other parties. All such notices and other communications shall be deemed given on the date received by the addressee.

Assuming Institution

David T. Provost, Chairman & CEO

2301 W. Big Beaver, Suite 525

Troy, Michigan 48084

(248) 649-2301

Fax (248) 649-2304

Receiver and Corporation

Federal Deposit Insurance Corporation,

Receiver of CF Bancorp

1601 Bryan Street, Suite 1700

Dallas, Texas 75201

Attention: Settlement Manager

and with respect to notice under Article XII:

Federal Deposit Insurance Corporation

Receiver of CF Bancorp

1601 Bryan Street, Suite 1700

Dallas, Texas 75201

Attention: Regional Counsel (Litigation Branch)

13.8        Manner of Payment. All payments due under this Agreement shall be in lawful money of the United States of America in immediately available funds as each party hereto may specify to the other parties; provided, that in the event the Receiver or the Corporation is obligated to make any payment hereunder in the amount of $25,000.00 or less, such payment may be made by check.

13.9        Costs, Fees and Expenses. Except as otherwise specifically provided herein, each party hereto agrees to pay all costs, fees and expenses which it has incurred in connection with or incidental to the matters contained in this Agreement, including without limitation any fees and disbursements to its accountants and counsel; provided, that the Assuming Institution shall pay all fees, costs and expenses (other than attorneys’ fees incurred by the Receiver) incurred in connection with the transfer to it of any Assets or Liabilities Assumed hereunder or in accordance herewith.

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13.10      Waiver. Each of the Receiver, the Corporation and the Assuming Institution may waive its respective rights, powers or privileges under this Agreement; provided, that such waiver shall be in writing; and further provided, that no failure or delay on the part of the Receiver, the Corporation or the Assuming Institution to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege by the Receiver, the Corporation, or the Assuming Institution under this Agreement, nor will any such waiver operate or be construed as a future waiver of such right, power or privilege under this Agreement.

13.11      Severability. If any provision of this Agreement is declared invalid or unenforceable, then, to the extent possible, all of the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

13.12      Term of Agreement. This Agreement shall continue in full force and effect until the tenth (10th) anniversary of Bank Closing; provided, that the provisions of Section 6.3 and 6.4 shall survive the expiration of the term of this Agreement; and provided further, that the receivership of the Failed Bank may be terminated prior to the expiration of the term of this Agreement, and in such event, the guaranty of the Corporation, as provided in and in accordance with the provisions of Section 12.7 shall be in effect for the remainder of the term of this Agreement. Expiration of the term of this Agreement shall not affect any claim or liability of any party with respect to any (i) amount which is owing at the time of such expiration, regardless of when such amount becomes payable, and (ii) breach of this Agreement occurring prior to such expiration, regardless of when such breach is discovered.

13.13      Survival of Covenants, Etc. The covenants, representations, and warranties in this Agreement shall survive the execution of this Agreement and the consummation of the transactions contemplated hereunder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER OF CF BANCORP PORT HURON, MI

	BY:	/s/ Michael W. Lamb
NAME: Michael W. Lamb, Receiver in Charge

Attest:

/s/ Steven A. Carr
Steven A. Carr, FDIC

FEDERAL DEPOSIT INSURANCE CORPORATION

	BY:	/s/ Michael W. Lamb
NAME: Michael W. Lamb, Attorney in Fact

Attest:

/s/ Steven A. Carr
Steven A. Carr, FDIC

FIRST MICHIGAN BANK, TROY, MI

	BY:	/s/ David Provost
NAME: David Provost

TITLE: Chairman, President & CEO

Attest:

/s/ Brennan Ryan
Brennan Ryan

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SCHEDULE 3.2 - Purchase Price of Assets or assets

(a)	cash and receivables from depository institutions, including cash items in the process of collection, plus interest thereon:	Book Value

(b)	securities (exclusive of the capital stock of Acquired Subsidiaries, Shared-Loss Securities, FRB and FHLB stock), plus interest thereon:	As provided in Section 3.2(b)

(c)	federal funds sold and repurchase agreements, if any, including interest thereon:	Book Value

(d)	Loans:	Book Value

(e)	credit card business, if any, including all outstanding extensions of credit and offensive litigation, but excluding any class action lawsuits related to the credit card business:	Book Value

(f)	Safe Deposit Boxes and related business, safekeeping business and trust business, if any:	Book Value

(g)	Records and other documents:	Book Value

(h)	Other Real Estate	Book Value

(i)	boats, motor vehicles, aircraft, trailers, fire arms, repossessed collateral	Book Value

(j)	capital stock of any Acquired Subsidiaries and FRB and FHLB stock:	Book Value

(k)	amounts owed to the Failed Bank by any Acquired Subsidiary:	Book Value

(l)	assets securing Deposits of public money, to the extent not otherwise purchased hereunder:	Book Value

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(m)	Overdrafts of customers:	Book Value

(n)	rights, if any, with respect to Qualified Financial Contracts.	As provided in Section 3.2(c)

(o)	rights of the Failed Bank to provide mortgage servicing for others and to have mortgage servicing provided to the Failed Bank by others and related contracts.	Book Value

(p)	Shared-Loss Securities	Book Value

assets subject to an option to purchase:

(a)	Bank Premises:	Fair Market Value

(b)	Furniture and Equipment:	Fair Market Value

(c)	Fixtures:	Fair Market Value

(d)	Other Equipment:	Fair Market Value

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SCHEDULE 3.5(l) — Excluded Securities

ALL PRIVATE LABEL SECURITIES

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SCHEDULE 4.15C

SHARED-LOSS SECURITIES

NONE

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Accounts Excluded from Calculation of Deposit Franchise Bid

Premium

CF Bancorp

Port Huron, MI

The accounts identified below will pass to the Assuming Bank (unless otherwise noted in subsequent amendments to the P&A agreement). When calculating the premium to be paid on Assumed Deposits in a P&A transaction, the FDIC will exclude the following categories of deposit accounts:

Category	Description	Amount
I	Non- DO Brokered Deposits	$288,913
II	CDARS	$0
III	Market Place Deposits (e.g. QuickRate/Bank Internet CD’s)	$3,255,000
	Total deposits excluded from Calculation of premium	$3,543,913

Category Description

I Brokered Deposits

Brokered deposit accounts are accounts for which the “depositor of record” is an agent, nominee, or custodian who deposits funds for a principal or principals to whom “pass-through” deposit insurance coverage may be extended. The FDIC separates brokered deposit accounts into 2 categories: 1) Depository Organization (DO) Brokered Deposits and 2) Non-Depository Organization (Non-DO) Brokered Deposits. This distinction is made by the FDIC to facilitate our role as Receiver and Insurer. These terms will not appear on other “brokered deposit” reports generated by the institution.

Non-DO Brokered Deposits pass to the Assuming Bank, but are excluded from Assumed Deposits when the deposit premium is calculated. Please see the Brokered — Internet CD detail report in this folder for a listing of these accounts. This list will be updated post-closing with balances as of the bank closing date.

DO Brokered Deposits (Cede & Co as Nominee for DTC), are typically excluded from Assumed Deposits in the P&A transaction. A list of these accounts is also included in the Brokered — Internet CD detail report. If, however, the terms of a particular transaction are altered and the DO Brokered Deposits pass to the Assuming Bank, they will similarly not be included in Assumed Deposits for purposes of calculating the deposit premium.

II CDARS

CDARS deposits pass to the Assuming Bank, but are excluded from Assumed Deposits when the deposit premium is calculated.

CF Bancorp did not participate in the CDARS program as of the date of the deposit download and did not report

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CDARS deposits. If CDARS deposits are found to exist at bank closing, the Assuming Institution will assume these deposits but will not pay a premium for them.

III Market Place Deposits

“Market Place Deposits” is a description given to deposits that may have been solicited via a money desk, internet subscription service (for example, Qwickrate), or similar programs.

CF Bancorp reported Qwick Rate deposits as of November 16, 2009 to total $14,203,500. After deducting scheduled maturities between November 16, 2009 and April 30, 2010 (and assuming no replacement funds) the balance is estimated to be $3,255,000. This list will be updated post- closing with balances as of the bank closing date.

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EXHIBIT 2.3A

FINAL NOTICE LETTER

FINAL LEGAL NOTICE

Claiming Requirements for Deposits

Under 12 U.S.C. 1822(e)

[Date]

[Name of Unclaimed Depositor]

[Address of Unclaimed Depositor]

[Anytown, USA]

Subject:	[XXXXX — Name of Bank
City, State] — In Receivership

Dear [Sir/Madam]:

As you may know, on [Date: Closing Date], the [Name of Bank (“The Bank”)] was closed and the Federal Deposit Insurance Corporation (“FDIC”) transferred [The Bank’s] accounts to [Name of Acquiring Institution].

According to federal law under 12 U.S.C., 1822(e), on [Date: eighteen months from the Closing Date], [Name of Acquiring Institution] must transfer the funds in your account(s) back to the FDIC if you have not claimed your account(s) with [Name of Acquiring Institution]. Based on the records recently supplied to us by [Name of Acquiring Institution], your account(s) currently fall into this category.

This letter is your formal Legal Notice that you have until [Date: eighteen months from the Closing Date], to claim or arrange to continue your account(s) with [Name of Acquiring Institution]. There are several ways that you can claim your account(s) at [Name of Acquiring Institution]. It is only necessary for you to take any one of the following actions in order for your account(s) at [Name of Acquiring Institution] to be deemed claimed. In addition, if you have more than one account, your claim to one account will automatically claim all accounts:

1.     Write to [Name of Acquiring Institution] and notify them that you wish to keep your account(s) active with them. Please be sure to include the name of the account(s), the account number(s), the signature of an authorized signer on the account(s), name, and address. [Name of Acquiring Institution] address is:

[123 Main Street

Anytown, USA]

2.     Execute a new signature card on your account(s), enter into a new deposit agreement with [Name of Acquiring Institution], change the ownership on your account(s), or renegotiate the terms of your certificate of deposit account(s) (if any).

3.     Provide [Name of Acquiring Institution] with a change of address form.

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4.     Make a deposit to or withdrawal from your account(s). This includes writing a check on any account or having an automatic direct deposit credited to or an automatic withdrawal debited from an account.

If you do not want to continue your account(s) with [Name of Acquiring Institution] for any reason, you can withdraw your funds and close your account(s). Withdrawing funds from one or more of your account(s) satisfies the federal law claiming requirement. If you have time deposits, such as certificates of deposit, [Name of Acquiring Institution] can advise you how to withdraw them without being charged an interest penalty for early withdrawal.

If you do not claim ownership of your account(s) at [Name of Acquiring Institution by Date: eighteen months from the Closing Date] federal law requires [Name of Acquiring Institution] to return your deposits to the FDIC, which will deliver them as unclaimed property to the State indicated in your address in the Failed Institution’s records. If your address is outside of the United States, the FDIC will deliver the deposits to the State in which the Failed Institution had its main office. 12 U.S.C. § 1822(e). If the State accepts custody of your deposits, you will have 10 years from the date of delivery to claim your deposits from the State. After 10 years you will be permanently barred from claiming your deposits. However, if the State refuses to take custody of your deposits, you will be able to claim them from the FDIC until the receivership is terminated. If you have not claimed your insured deposits before the receivership is terminated, and a receivership may be terminated at any time, all of your rights in those deposits will be barred.

If you have any questions or concerns about these items, please contact [Bank Employee] at [Name of Acquiring Institution] by phone at [(XXX) XXX-XXXX].

Sincerely,

[Name of Claims Specialist]
[Title]

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EXHIBIT 2.3B

AFFIDAVIT OF MAILING

AFFIDAVIT OF MAILING

State of

COUNTY OF

I am employed as a [Title of Office] by the [Name of Acquiring Institution].

This will attest that on [Date of mailing], I caused a true and correct copy of the Final Legal Notice, attached hereto, to owners of unclaimed deposits of [Name of Failed Bank], City, State, to be prepared for deposit in the mail of the United States of America on behalf of the Federal Deposit Insurance Corporation. A list of depositors to whom the notice was mailed is attached. This notice was mailed to the depositor’s last address as reflected on the books and records of the [Name of Failed Bank] as of the date of failure.

[Name]
[Title of Office]
[Name of Acquiring Institution]

Subscribed and sworn to before me this                   day of [Month, Year].

My commission expires:

[Name], Notary Public

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EXHIBIT 3.2(c) — VALUATION OF CERTAIN

QUALIFIED FINANCIAL CONTRACTS

A.            Scope

Interest Rate Contracts - All interest rate swaps, forward rate agreements, interest rate futures, caps, collars and floors, whether purchased or written.

Option Contracts - All put and call option contracts, whether purchased or written, on marketable securities, financial futures, foreign currencies, foreign exchange or foreign exchange futures contracts.

Foreign Exchange Contracts - All contracts for future purchase or sale of foreign currencies, foreign currency or cross currency swap contracts, or foreign exchange futures contracts.

B.            Exclusions

All financial contracts used to hedge assets and liabilities that are acquired by the Assuming Institution but are not subject to adjustment from Book Value.

C.            Adjustment

The difference between the Book Value and market value as of Bank Closing.

D.            Methodology

1.             The price at which the Assuming Institution sells or disposes of Qualified Financial Contracts will be deemed to be the fair market value of such contracts, if such sale or disposition occurs at prevailing market rates within a predefined timetable as agreed upon by the Assuming Institution and the Receiver.

2.             In valuing all other Qualified Financial Contracts, the following principles will apply:

(i)            All known cash flows under swaps or forward exchange contracts shall be present valued to the swap zero coupon interest rate curve.

(ii)           All valuations shall employ prices and interest rates based on the actual frequency of rate reset or payment.

(iii)          Each tranche of amortizing contracts shall be separately valued. The total value of such amortizing contract shall be the sum of the values of its component tranches.

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(iv)          For regularly traded contracts, valuations shall be at the midpoint of the bid and ask prices quoted by customary sources (e.g., The Wall Street Journal, Telerate, Reuters or other similar source) or regularly traded exchanges.

(v)           For all other Qualified Financial Contracts where published market quotes are unavailable, the adjusted price shall be the average of the bid and ask price quotes from three (3) securities dealers acceptable to the Receiver and Assuming Institution as of Bank Closing. If quotes from securities dealers cannot be obtained, an appraiser acceptable to the Receiver and the Assuming Institution will perform a valuation based on modeling, correlation analysis, interpolation or other techniques, as appropriate.

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EXHIBIT 4.13

INTERIM ASSET SERVICING ARRANGEMENT

(a)           With respect to each asset (or liability) designated from time to time by the Receiver to be serviced by the Assuming Institution pursuant to this Arrangement, including any Assets sold by the Receiver but with respect to which the Receiver has an obligation to service or provide servicing support. (such being designated as “Pool Assets”), during the term of this Arrangement, the Assuming Institution shall:

(i) Promptly apply payments received with respect to any Pool Assets;

(ii) Reverse and return insufficient funds checks;

(iii) Pay (A) participation payments to participants in Loans, as and when received; and (B) tax and insurance bills on Pool Assets as they come due, out of escrow funds maintained for purposes;

(iv) Maintain accurate records reflecting (A) the payment history of Pool Assets, with updated information received concerning changes in the address or identity of the obligors and (B) usage of data processing equipment and employee services with respect to servicing duties;

(v) Send billing statements to obligors on Pool Assets to the extent that such statements were sent by the Failed Bank;

(vi) Send notices to obligors who are in default on Loans (in the same manner as the Failed Bank);

(vii) Send to the Receiver, Attn: Managing Liquidator, at the address provided in Section 13.7 of the Agreement, or to such other person at such address as the Receiver may designate, via overnight delivery: (A) on a weekly basis, weekly reports for the Pool Assets, including, without limitation, reports reflecting collections and the trial balances, transaction journals and loan histories for Pool Assets having activity, together with copies of (1) checks received, (2) insufficient funds checks returned, (3) checks for payment to participants or for taxes and insurance, (4) pay-off requests, (5) notices to defaulted obligors, and (6) data processing and employee logs and (B) any other reports, copies or information as may be periodically or from time to time requested;

(viii) Remit on a weekly basis to the Receiver, Attn: Division of Finance, Cashier Unit, Operations, at the address in (vii), via wire transfer to the account designated by the Receiver, or to such other person at such address and/or account as the Receiver may designate, all payments received on Pool Assets managed by the Assuming Institution or at such time and place and in such manner as may be directed by the Receiver;

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(ix) prepare and timely file all information reports with appropriate tax authorities, and, if required by the Receiver, prepare and file tax returns and pay taxes due on or before the due date, relating to the Pool Assets; and

(x) provide and furnish such other services, operations or functions as may be required with regard to Pool Assets, including, without limitation, as may be required with regard to any business, enterprise or agreement which is a Pool Asset, all as may be required by the Receiver.

Notwithstanding anything to the contrary in this Section, the Assuming Institution shall not be required to initiate litigation or other collection proceedings against any obligor or any collateral with respect to any defaulted Loan. The Assuming Institution shall promptly notify the Receiver, at the address provided above in subparagraph (a)(vii), of any claims or legal actions regarding any Pool Asset.

(b)           The Receiver agrees to reimburse the Assuming Institution for actual, reasonable and necessary expenses incurred in connection with the performance of duties pursuant to this Arrangement, including expenses of photocopying, postage and express mail, and data processing and employee services (based upon the number of hours spent performing servicing duties).

(c)           The Assuming Bank shall provide the services described herein for a period of up to three hundred sixty-five (365) days after Bank Closing.

(d)           At any time during the term of this Arrangement, the Receiver may, upon written notice to the Assuming Institution, remove one or more Pool Assets from the Pool, at which time the Assuming Institution’s responsibility with respect thereto shall terminate.

(e)           At the expiration of this Agreement or upon the termination of the Assuming Institution’s responsibility with respect to any Pool Asset pursuant to paragraph (d) hereof, the Assuming Institution shall:

(i) deliver to the Receiver (or its designee) all of the Credit Documents and Pool Records relating to the Pool Assets; and

(ii) cooperate with the Receiver to facilitate the orderly transition of managing the Pool Assets to the Receiver (or its designee).

(f)            At the request of the Receiver, the Assuming Institution shall perform such transitional services with regard to the Pool Assets as the Receiver may request. Transitional services may include, without limitation, assisting in any due diligence process deemed necessary by the Receiver and providing to the Receiver or its designee(s) (x) information and data regarding the Pool Assets, including, without limitation, system reports and data downloads sufficient to transfer the Pool Assets to another system or systems, and (y) access to employees of the Assuming Institution involved in the management of, or otherwise familiar with, the Pool Assets.

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

This agreement for the reimbursement of loss sharing on certain single family residential mortgage loans (the “Single Family Shared-Loss Agreement”) shall apply when the Assuming Institution purchases Single Family Shared-Loss Loans as that term is defined herein. The terms hereof shall modify and supplement, as necessary, the terms of the Purchase and Assumption Agreement to which this Single Family Shared-Loss Agreement is attached as Exhibit 4.15A and incorporated therein. To the extent any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Single Family Shared-Loss Agreement with respect to the subject matter of this Single Family Shared-Loss Agreement, the terms of this Single Family Shared-Loss Agreement shall control. References in this Single Family Shared-Loss Agreement to a particular Section shall be deemed to refer to a Section in this Single Family Shared-Loss Agreement, unless the context indicates that it is intended to be a reference to a Section of the Purchase and Assumption Agreement.

ARTICLE I — DEFINITIONS

The capitalized terms used in this Single Family Shared-Loss Agreement that are not defined in this Single Family Shared-Loss Agreement are defined in the Purchase and Assumption Agreement. In addition to the terms defined above, defined below are certain additional terms relating to loss-sharing, as used in this Single Family Shared-Loss Agreement.

“Accounting Records” means the subsidiary system of record on which the loan history and balance of each Single Family Shared-Loss Loan is maintained; individual loan files containing either an original or copies of documents that are customary and reasonable with respect to loan servicing, including management and disposition of Other Real Estate; the records documenting alternatives considered with respect to loans in default or for which a default is reasonably foreseeable; records of loss calculations and supporting documentation with respect to line items on the loss calculations; and, monthly delinquency reports and other performance reports customarily utilized by the Assuming Institution in management of loan portfolios.

“Accrued Interest” means, with respect to Single Family Shared-Loss Loans, the amount of earned and unpaid interest at the note rate specified in the applicable loan documents, limited to 90 days.

“Affiliate” shall have the meaning set forth in the Purchase and Assumption Agreement; provided, that, for purposes of this Single Family Shared-Loss Agreement, no Third Party Servicer shall be deemed to be an Affiliate of the Assuming Institution.

“Commencement Date” means the first calendar day following the Bank Closing.

“Commercial Shared-Loss Agreement” means the Commercial Shared-Loss Agreement attached to the Purchase and Assumption Agreement as Exhibit 4.15B.

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“Cumulative Loss Amount” means the sum of the Monthly Loss Amounts less the sum of all Recovery Amounts.

“Cumulative Servicing Amount” means the sum of the Period Servicing Amounts for every consecutive twelve-month period prior to and ending on the True-Up Measurement Date in respect of each of the Shared-Loss Agreements during which the loss-sharing provisions of the applicable Shared-Loss Agreement is in effect.

“Cumulative Shared-Loss Amount” means the excess, if any, of the Cumulative Loss Amount over the First Loss Tranche.

“Cumulative Shared-Loss Payments” means (i) the aggregate of all of the payments made or payable to the Assuming Institution under the Shared-Loss Agreements minus (ii) the aggregate of all of the payments made or payable to the Receiver under the Shared-Loss Agreements.

“Customary Servicing Procedures” means procedures (including collection procedures) that the Assuming Institution (or, to the extent a Third Party Servicer is engaged, the Third Party Servicer) customarily employs and exercises in servicing and administering mortgage loans for its own accounts and the servicing procedures established by FNMA or FHLMC (as in effect from time to time), which are in accordance with accepted mortgage servicing practices of prudent lending institutions.

“Deficient Loss” means the determination by a court in a bankruptcy proceeding that the value of the collateral is less than the amount of the loan in which case the loss will be the difference between the then unpaid principal balance (or the NPV of a modified loan that defaults) and the value of the collateral so established.

“Examination Criteria” means the loan classification criteria employed by, or any applicable regulations of, the Assuming Institution’s Chartering Authority at the time such action is taken, as such criteria may be amended from time to time.

“Home Equity Loan” means a loan or funded or unfunded portions of a line of credit secured by a mortgage on a one-to four-family residences or stock of cooperative housing association, where the Failed Bank did not have a first lien on the same property as collateral.

“Final Shared-Loss Month” means the calendar month in which the tenth anniversary of the Commencement Date occurs.

“Foreclosure Loss” means the loss realized when the Assuming Institution has completed the foreclosure on a Single Family Shared-Loss Loan and realized final recovery on the collateral through liquidation and recovery of all insurance proceeds. Each Foreclosure Loss shall be calculated in accordance with the form and methodology specified in Exhibits 2c(1)-(3).

“Holding Company” means any holding company, not publicly traded on a national exchange, owning Shares of the Assuming Institution.

“Intrinsic Loss Estimate” means total losses under the shared loss agreements in

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the amount of Five Hundred Twenty Six million dollars ($526,000,000).

“Investor-Owned Residential Loan” means a Loan, excluding advances made pursuant to a Home Equity Loan, that is secured by a mortgage on a one- to four family residences or stock of cooperative housing associations that is not owner-occupied or the borrower’s primary residence.

“Loss” means a Foreclosure Loss, Restructuring Loss, Short Sale Loss, Portfolio Loss, Modification Default Loss or Deficient Loss.

“Loss Amount” means the dollar amount of loss incurred and reported on the Monthly Certificate for a Shared-Loss Loan.

“Modification Default Loss” means the loss calculated in Exhibits 2a(1)-(3) for single family loans previously modified pursuant to this Single Family Shared-Loss Agreement that subsequently default and result in a foreclosure, short sale or Deficient Loss.

“Modification Guidelines” has the meaning provided in Section 2.1(a) of this Single Family Shared-Loss Agreement.

“Monthly Certificate” has the meaning provided in Section 2.1(b) of this Single Family Shared-Loss Agreement.

“Monthly Loss Amount” means the sum of all Foreclosure Losses, Restructuring Losses, Short Sale Losses, Portfolio Losses, Modification Default Losses and Deficient Losses realized by the Assuming Institution for any Shared Loss Month.

“Monthly Shared-Loss Amount” means the change in the Cumulative Shared-Loss Amount from the beginning of each month to the end of each month.

“Neutral Member” has the meaning provided in Section 2. 1(f)(ii) of this Single Family Shared-Loss Agreement.

“Period Servicing Amount” means, for any twelve month period with respect to each of the Shared-Loss Agreements during which the loss-sharing provisions of the applicable Shared-Loss Agreement are in effect, the product of (i) the simple average of the principal amount of Shared-Loss Loans and Shared-Loss Assets (other than the Shared-Loss Securities) (in each case as defined in the Shared-Loss Agreements), as the case may be, at the beginning of such period and at the end of such period times (ii) two percent (2%).

“Portfolio Loss” means the loss realized on either (i) a portfolio sale of Single Family Shared-Loss Loans in accordance with the terms of Article IV or (ii) the sale of a loan with the consent of the Receiver as provided in Section 2.7.

“Recovery Amount” means, with respect to any period prior to the Termination Date, the amount of collected funds received by the Assuming Institution that (i) are applicable against a Foreclosure Loss calculated in accordance with Exhibits 2c(1)-(3), or (

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iii) gains realized from a Section 4.1 sale of Single Family Shared-Loss Loans for which the Assuming Institution has previously received a Restructuring Loss payment from the Receiver (iv) or any incentive payments from national programs paid to an investor or borrower on loans that have been modified or otherwise treated (short sale or foreclosure) in accordance with Exhibit 5.

“Related Loans” has the meaning set forth in Section 3.1.

“Restructuring Loss” means the loss on a modified or restructured loan measured by the difference between (a) the principal, Accrued Interest, tax and insurance advances, third party or other fees due on a loan prior to the modification or restructuring, and (b) the net present value of estimated cash flows on the modified or restructured loan, discounted at the Then-Current Interest Rate. Each Restructuring Loss shall be calculated in accordance with the form and methodology attached as Exhibits 2a(1)-(3), as applicable.

“Restructured Loan” means a Single Family Shared-Loss Loan for which the Assuming Institution has received a Restructuring Loss payment from the Receiver. This applies to owner occupied and investor owned residences.

“Servicing Officer” has the meaning provided in Section 2.1(b) of this Single Family Shared-Loss Agreement.

“Shared Loss Loan” means a Single Family Shared-Loss Loan, Investor-Owned Residential Loan, Restructured Loan or Home Equity Loan.

“Shared-Loss Month” means each calendar month between the Commencement Date and the last day of the month in which the tenth anniversary of the Commencement Date occurs, provided that, the first Shared-Loss Month shall begin on the Commencement Date and end on the last day of that month.

“Shared-Loss Payment Trigger” means when the sum of the Cumulative Loss Amount under this Single Family Shared-Loss Agreement and the cumulative Shared-Loss Amounts under the Commercial Shared-Loss Agreement, exceeds the First Loss Tranche. If the First Loss Tranche is zero or a negative number, the Shared Loss Payment Trigger shall be deemed to have been reached upon Bank Closing.

“Shares” means common stock and any instrument which by its terms is currently convertible into common stock, or which may become convertible into common stock.

“Short-Sale Loss” means the loss resulting from the Assuming Institution’s agreement with the mortgagor to accept a payoff in an amount less than the balance due on the loan (including the costs of any cash incentives to borrower to agree to such sale or to maintain the property pending such sale), further provided, that each Short-Sale Loss shall be calculated in accordance with the form and methodology specified in Exhibits 2b(1)-(3).

“Single Family Shared-Loss Loan” means a single family one-to-four owner-occupied residential mortgage loans, excluding advances made pursuant to Home Equity Loans, that is secured by a mortgage on a one-to four family residences or stock of cooperative housing

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associations (whether owned by the Assuming Institution or any Subsidiary).

“Termination Date” means the last day of the Final Shared-Loss Month.

“Then-Current Interest Rate” means the most recently published Freddie Mac survey rate for 30-year fixed-rate loans for Investor-Owned Loans or such other interest rate approved by the Receiver.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution or any Affiliate of the Assuming Institution to service the Shared-Loss Loans on behalf of the Assuming Institution, the identity of which shall be given to the Receiver prior to or concurrent with the appointment thereof.

ARTICLE II — SHARED-LOSS ARRANGEMENT

2.1                               Shared-Loss Arrangement.

(a)                                 Loss Mitigation and Consideration of Alternatives.

(i) For each Single Family Shared-Loss Loan in default or for which a default is reasonably foreseeable, the Assuming Institution shall undertake reasonable and customary loss mitigation efforts, in accordance with any of the following programs selected by Assuming Institution in its sole discretion, Exhibit 5 (FDIC Mortgage Loan Modification Program), the United States Treasury’s Home Affordable Modification Program Guidelines or any other modification program approved by the United States Treasury Department, the Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency (it being understood that the Assuming Institution can select different programs for the various Single Family Shared-Loss Loans) (such program chosen, the “Modification Guidelines”). After selecting the applicable Modification Guideline for each such Single Family Shared-Loss Loan, the Assuming Institution shall document its consideration of foreclosure, loan restructuring under the applicable Modification Guideline chosen, and short-sale (if short-sale is a viable option) alternatives and shall select the alternative the Assuming Institution believes, based on its estimated calculations, will result in the least Loss. If unemployment or underemployment is the primary cause for default or for which a default is reasonably foreseeable, the Assuming Institution may consider the borrower for a temporary forbearance plan which reduces the loan payment to an affordable level for at least six (6) months.

(ii) Losses on Home Equity Loans shall be shared under the charge-off policies of the Assuming Institution’s Examination Criteria as if they were Single Family Shared-Loss Loans.

(iii) Losses on Investor-Owned Residential Loans shall be treated as Restructured Loans, and with the consent of the Receiver can be restructured under terms separate from the Exhibit 5 standards. Please refer to Exhibits 2(a)(1)-(2) for guidance in Calculation of Loss for Restructured Loans. Losses on Investor-Owned Residential Loans will be treated as if they were Single Family Shared-Loss Loans.

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(iv) The Assuming Institution shall retain its loss calculations for the Shared Loss Loans and such calculations shall be provided to the Receiver upon request. For the avoidance of doubt and notwithstanding anything herein to the contrary, (x) the Assuming Institution is not required to modify or restructure any Shared-Loss Loan on more than one occasion and (y) the Assuming Institution is not required to consider any alternatives with respect to any Shared-Loss Loan in the process of foreclosure as of the Bank Closing if the Assuming Institution can document that a loan modification is not cost effective and shall be entitled to continue such foreclosure measures and recover the Foreclosure Loss as provided herein, and (z) the Assuming Institution shall have a transition period of up to 90 days after Bank Closing to implement the Modification Guidelines, during which time, the Assuming Institution may submit claims under such guidelines as may be in place at the Failed Bank.

(b)                                 Monthly Certificates.

Not later than fifteen (15) days after the end of each Shared-Loss Month, beginning with the month in which the Commencement Date occurs and ending in the Final Shared-Loss Month, the Assuming Institution shall deliver to the Receiver a certificate, signed by an officer of the Assuming Institution involved in, or responsible for, the administration and servicing of the Shared-Loss Loans whose name appears on a list of servicing officers furnished by the Assuming Institution to the Receiver, (a “Servicing Officer”) setting forth in such form and detail as the Receiver may reasonably specify (a “Monthly Certificate”):

(i)                                     (A)                               a schedule substantially in the form of Exhibit 1 listing:

(i) each Shared-Loss Loan for which a Loss Amount (calculated in accordance with the applicable Exhibit) is being claimed, the related Loss Amount for each Shared-Loss Loan, and the total Monthly Loss Amount for all Shared-Loss Loans;

(ii) each Shared-Loss Loan for which a Recovery Amount was received, the Recovery Amount for each Shared-Loss Loan, and the total Recovery Amount for all Shared-Loss Loans;

(iii) the total Monthly Loss Amount for all Shared-Loss Loans minus the total monthly Recovery Amount for all Shared-Loss Loans;

(iv) the Cumulative Shared-Loss Amount as of the beginning and end of the month;

(v) the Monthly Shared Loss Amount;

(vi) the result obtained in (v) times 80%, which is the amount to be paid under Section 2.1(d) of this Single Family Shared-Loss Agreement by the Receiver to the Assuming Institution if the amount is a positive number, or by the Assuming Institution to the Receiver if the amount is a negative number;

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(ii)           for each of the Shared-Loss Loans for which a Loss is claimed for that Shared-Loss Month, a schedule showing the calculation of the Loss Amount using the form and methodology shown in Exhibits 2a(1)-(3), Exhibit 2b, or Exhibits 2c(1)-(2), as applicable.

(iii)          For each of the Restructured Loans where a gain or loss is realized in a sale under Section 4.1 or 4.2, a schedule showing the calculation using the form and methodology shown in Exhibits 2d(1)-(2).

(iv)          a portfolio performance and summary schedule substantially in the form shown in Exhibit 3.

(c)           Monthly Data Download. Not later than fifteen (15) days after the end of each month, beginning with the month in which the Commencement Date occurs and ending with the Final Shared-Loss Month, Assuming Institution shall provide Receiver:

(i)            the servicing file in machine-readable format including but not limited to the fields shown on Exhibit 2.1(c) for each outstanding Single Family Shared-Loss Loan, as applicable; and

(v)           (ii)           an Excel file for ORE held as a result of foreclosure on a Single Family Shared-Loss Loan listing:

(A) Foreclosure date

(B) Unpaid loan principal balance

(C) Appraised value or BPO value, as applicable

(D) Projected liquidation date

Notwithstanding the foregoing, the Assuming Institution shall not be required to provide any of the foregoing information to the extent it is unable to do so as a result of the Failed Bank’s or Receiver’s failure to provide information required to produce the information set forth in this Section 2.1(c); provided, that the Assuming Institution shall, consistent with Customary Servicing Procedures seek to produce any such missing information or improve any inaccurate information previously provided to it.

(d)           Payments With Respect to Shared-Loss Assets. After the Shared Loss Payment Trigger is reached, not later than fifteen (15) days after the date on which the Receiver receives the Monthly Certificate, the Receiver shall pay to the Assuming Institution, in immediately available funds, an amount equal to eighty percent (80%) of the Monthly Shared-Loss Amount reported on the Monthly Certificate. If the total Monthly Shared-Loss Amount reported on the Monthly Certificate is a negative number, the Assuming Institution shall pay to the Receiver in immediately available funds eighty percent (80%) of that amount.

(e)           Limitations on Shared-Loss Payment. The Receiver shall not be required to make any payments pursuant to Section 2.1(d) with respect to any Foreclosure Loss, Restructuring Loss, Short Sale Loss, Deficient Loss, or Portfolio Loss that the Receiver determines, based upon the criteria set forth in this Single Family Shared-Loss Agreement (including the analysis and documentation requirements of Section 2.1(a)) or Customary

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Servicing Procedures, should not have been effected by the Assuming Institution; provided, however, (x) the Receiver must provide notice to the Assuming Institution detailing the grounds for not making such payment, (y) the Receiver must provide the Assuming Institution with a reasonable opportunity to cure any such deficiency and (z) (1) to the extent curable, if cured, the Receiver shall make payment with respect to the properly effected Loss, and (2) to the extent not curable, shall not constitute grounds for the Receiver to withhold payment as to all other Losses (or portion of Losses) that are properly payable pursuant to the terms of this Single Family Shared-Loss Agreement. In the event that the Receiver does not make any payment with respect to Losses claimed pursuant to Section 2.1(d), the Receiver and Assuming Institution shall, upon final resolution, make the necessary adjustments to the Monthly Shared-Loss Amount for that Monthly Certificate and the payment pursuant to Section 2.1(d) above shall be adjusted accordingly.

(f)            Payments by Wire-Transfer. All payments under this Single Family Shared-Loss Agreement shall be made by wire-transfer in accordance with the wire-transfer instructions on Exhibit 4.

(g)           Payment in the Event Losses Fail to Reach Expected Level. On the date that is 45 days following the last day (such day, the “True-Up Measurement Date”) of the Final Shared Loss Month, or upon the final disposition of all Shared Loss Assets under this Single Family Shared-Loss Agreement at any time after the termination of the Commercial Shared-Loss Agreement, the Assuming Institution shall pay to the Receiver fifty percent (50%) of the excess, if any, of (i) twenty percent (20%) of the Intrinsic Loss Estimate less (ii) the sum of (A) twenty-five percent (25%) of the asset premium (discount) plus (B) twenty-five percent (25%) of the Cumulative Shared-Loss Payments plus (C) the Cumulative Servicing Amount. The Assuming Institution shall deliver to the Receiver not later than 30 days following the True-Up Measurement Date, a schedule, signed by an officer of the Assuming Institution, setting forth in reasonable detail the calculation of the Cumulative Shared-Loss Payments and the Cumulative Servicing Amount.

(h)           Payments as Administrative Expenses. Payments from the Receiver with respect to this Single Family Shared-Loss Agreement are administrative expenses of the Receiver. To the extent the Receiver needs funds for shared-loss payments respect to this Single Family Shared-Loss Agreement, the Receiver shall request funds under the Master Loan and Security Agreement, as amended (“MLSA”), from FDIC in its corporate capacity. The Receiver will not agree to any amendment of the MLSA that would prevent the Receiver from drawing on the MLSA to fund shared-loss payments.

2.2          Auditor Report; Right to Audit.

(a)           Within the time period permitted for the examination audit pursuant to 12 CFR Section 363 after the end of each fiscal year during which the Receiver makes any payment to the Assuming Institution under this Single Family Shared-Loss Agreement, the Assuming Institution shall deliver to the Receiver a report signed by its independent public accountants stating that they have reviewed the terms of this Single Family Shared-Loss Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming

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Institution during such fiscal year pursuant to this Article II were not made by the Assuming Institution in accordance herewith. In the event that the Assuming Institution cannot comply with the preceding sentence, it shall promptly submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such year pursuant to this Article II were not made by the Assuming Institution in accordance herewith. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made.

(b)           The Assuming Institution shall perform on an annual basis an internal audit of its compliance with the provisions of this Article II and shall provide the Receiver and the Corporation with copies of the internal audit reports and access to internal audit workpapers related to such internal audit.

(c)           The Receiver or the FDIC in its corporate capacity (“Corporation”), its contractors and their employees, and its agents may perform an audit or audits to determine the Assuming Institution’s compliance with the provisions of this Single Family Shared-Loss Agreement, including this Article II, by providing not less than ten (10) Business Days’ prior written notice. Assuming Institution shall provide access to pertinent records and proximate working space in Assuming Institution’s facilities. The scope and duration of any such audit shall be within the reasonable discretion of the Receiver or the Corporation, but shall in no event be administered in a manner that unreasonably interferes with the operation of the Assuming Institution’s business. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit or audits, the Assuming Institution and the Receiver shall make such accounting adjustments and payments as may be necessary to give retroactive effect to such corrections.

2.3          Withholdings. Notwithstanding any other provision in this Article II, the Receiver, upon the direction of the Director (or designee) of the Federal Deposit Insurance Corporation’s Division of Resolutions and Receiverships, may withhold payment for any amounts included in a Monthly Certificate delivered pursuant to Section 2.1, if in its good faith and reasonable judgment there is a reasonable basis under the requirements of this Single Family Shared-Loss Agreement for denying the eligibility of an item for which reimbursement or payment is sought under such Section. In such event, the Receiver shall provide a written notice to the Assuming Institution detailing the grounds for withholding such payment. At such time as the Assuming Institution demonstrates to the satisfaction of the Receiver, in its reasonable judgment, that the grounds for such withholding of payment, or portion of payment, no longer exist or have been cured, then the Receiver shall pay the Assuming Institution the amount withheld which the Receiver determines is eligible for payment, within fifteen (15) Business Days.

2.4          Books and Records. The Assuming Institution shall at all times during the term of this Single Family Shared-Loss Agreement keep books and records sufficient to ensure and document compliance with the terms of this Single Family Shared-Loss Agreement, including but not limited to (a) documentation of alternatives considered with respect to defaulted loans or

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loans for which default is reasonably foreseeable, (b) documentation showing the calculation of loss for claims submitted to the Receiver, (c) retention of documents that support each line item on the loss claim forms, and (d) documentation with respect to the Recovery Amount on loans for which the Receiver has made a loss-share payment

2.5          Information. The Assuming Institution shall promptly provide to the Receiver such other information, including but not limited to, financial statements, computations, and bank policies and procedures, relating to the performance of the provisions of this Single Family Shared-Loss Agreement, as the Receiver may reasonably request from time to time.

2.6          Tax Ruling. The Assuming Institution shall not at any time, without the Receiver’s prior written consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver pursuant to this Single Family Shared-Loss Agreement.

2.7          Loss of Shared-Loss Coverage on Shared-Loss Loans. The Receiver shall be relieved of its obligations with respect to a Shared-Loss Loan upon payment of a Foreclosure Loss amount, or a Short Sale Loss amount with respect to such Single Family Shared-Loss Loan, or upon the sale without FDIC consent of a Single Family Shared-Loss Loan by Assuming Institution to a person or entity that is not an Affiliate. The Assuming Institution shall provide the Receiver with timely notice of any such sale. Failure to administer any Shared-Loss Loan or Loans in accordance with Article III shall at the discretion of the Receiver constitute grounds for the loss of shared loss coverage with respect to such Shared-Loss Loan or Loans. Notwithstanding the foregoing, a sale of the Single Family Shared-Loss Loan, for purposes of this Section 2.7, shall not be deemed to have occurred as the result of (i) any change in the ownership or control of Assuming Institution or the transfer of any or all of the Single Family Shared-Loss Loan(s) to any Affiliate of Assuming Institution, (ii) a merger by Assuming Institution with or into any other entity, or (iii) a sale by Assuming Institution of all or substantially all of its assets.

ARTICLE III - RULES REGARDING THE ADMINISTRATION OF

SHARED-LOSS LOANS

3.1          Agreement with Respect to Administration. The Assuming Institution shall (and shall cause any of its Affiliates to which the Assuming Institution transfers any Shared-Loss Loans to) manage, administer, and collect the Shared-Loss Loans while owned by the Assuming Institution or any Affiliate thereof during the term of this Single Family Shared-Loss Agreement in accordance with the rules set forth in this Article III. The Assuming Institution shall be responsible to the Receiver in the performance of its duties hereunder and shall provide to the Receiver such reports as the Receiver reasonably deems advisable, including but not limited to the reports required by Sections 2.1, 2.2 and 3.3 hereof, and shall permit the Receiver to monitor the Assuming Institution’s performance of its duties hereunder.

3.2          Duties of the Assuming Institution.

(a)           In the performance of its duties under this Article III, the Assuming

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Institution shall:

(i) manage and administer each Shared-Loss Loan in accordance with Assuming Institution’s usual and prudent business and banking practices and Customary Servicing Procedures;

(ii) exercise its best business judgment in managing, administering and collecting amounts owed on the Shared-Loss Loans;

(iii) use commercially reasonable efforts to maximize Recoveries with respect to Losses on Shared-Loss Loans without regard to the effect of maximizing collections on assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Loans;

(iv) retain sufficient staff (in Assuming Institution’s discretion) to perform its duties hereunder; and

(v) other than as provided in Section 2.1(a), comply with the terms of the Modification Guidelines for any Single Family Shared-Loss Loans meeting the requirements set forth therein. For the avoidance of doubt, the Assuming Institution may propose exceptions to Exhibit 5 (the FDIC Loan Modification Program) for a group of Loans with similar characteristics, with the objectives of (1) minimizing the loss to the Assuming Institution and the FDIC and (2) maximizing the opportunity for qualified homeowners to remain in their homes with affordable mortgage payments.

(b)           Any transaction with or between any Affiliate of the Assuming Institution with respect to any Shared-Loss Loan including, without limitation, the execution of any contract pursuant to which any Affiliate of the Assuming Institution will manage, administer or collect any of the Shared-Loss Loans will be provided to FDIC for informational purposes and if such transaction is not entered into on an arm’s length basis on commercially reasonable terms such transaction shall be subject to the prior written approval of the Receiver.

3.3          Shared-Loss Asset Records and Reports. The Assuming Institution shall establish and maintain such records as may be appropriate to account for the Single Family Shared-Loss Loans in such form and detail as the Receiver may reasonably require, and to enable the Assuming Institution to prepare and deliver to the Receiver such reports as the Receiver may from time to time request regarding the Single Family Shared-Loss Loans and the Monthly Certificates required by Section 2.1 of this Single Family Shared-Loss Agreement.

3.4          Related Loans.

(a)           Assuming Institution shall use its best efforts to determine which loans are “Related Loans,” as hereinafter defined. The Assuming Institution shall not manage, administer or collect any “Related Loan” in any manner that would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Loan to which such loan is related. A “Related Loan” means any loan or extension of credit to an Obligor of a Shared-Loss Loan held by the Assuming Institution at any time on or prior to the end of the Final Shared-Loss Month.

(b)           The Assuming Institution shall prepare and deliver to the Receiver with the Monthly Certificates for the calendar months ending June 30 and December 31, a schedule of all Related Loans on the Accounting Records of the Assuming Institution as of the end of each

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such semi-annual period.

3.5          Legal Action; Utilization of Special Receivership Powers. The Assuming Institution shall notify the Receiver in writing (such notice to be given in accordance with Article V below and to include all relevant details) prior to utilizing in any legal action any special legal power or right which the Assuming Institution derives as a result of having acquired an asset from the Receiver, and the Assuming Institution shall not utilize any such power unless the Receiver shall have consented in writing to the proposed usage. The Receiver shall have the right to direct such proposed usage by the Assuming Institution and the Assuming Institution shall comply in all respects with such direction. Upon request of the Receiver, the Assuming Institution will advise the Receiver as to the status of any such legal action. The Assuming Institution shall immediately notify the Receiver of any judgment in litigation involving any of the aforesaid special powers or rights.

3.6          Third Party Servicer. The Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Single Family Shared-Loss Agreement through or by one or more Third Party Servicers, who may take actions and make expenditures as if any such Third Party Servicer was the Assuming Institution hereunder (and, for the avoidance of doubt, such expenses incurred by any such Third Party Servicer on behalf of the Assuming Institution shall be included in calculating Losses to the extent such expenses would be included in such calculation if the expenses were incurred by Assuming Institution); provided, however, that the use thereof by the Assuming Institution shall not release the Assuming Institution of any obligation or liability hereunder.

ARTICLE IV — PORTFOLIO SALE

4.1          Assuming Institution Portfolio Sales of Remaining Shared-Loss Loans. The Assuming Institution shall have the right, with the consent of the Receiver, to liquidate for cash consideration, from time to time in one or more transactions, all or a portion of Shared-Loss Loans held by the Assuming Institution at any time prior to the Termination Date (“Portfolio Sales”). If the Assuming Institution exercises its option under this Section 4.1, it must give sixty (60) days notice in writing to the Receiver setting forth the details and schedule for the Portfolio Sale, which shall be conducted by means of sealed bid sales to third parties, not including any of the Assuming Institution’s affiliates, contractors, or any affiliates of the Assuming Institution’s contractors. Sales of Restructured Loans shall be sold in a separate pool from Shared-Loss Loans that have not been restructured. Other proposals for the sale of a Shared-Loss Loan or Shared-Loss Loans submitted by the Assuming Institution will be considered by the Receiver on a case-by-case basis.

4.2          Assuming Institution’s Liquidation of Remaining Shared-Loss Loans. In the event that the Assuming Institution does not conduct a Portfolio Sale pursuant to Section 4.1, the Receiver shall have the right, exercisable in its sole and absolute discretion, to require the Assuming Institution to liquidate for cash consideration, any Shared-Loss Loans held by the Assuming Institution at any time after the date that is six months prior to the Termination Date. If the Receiver exercises its option under this Section 4.2, it must give notice in writing to the Assuming Institution, setting forth the time period within which the Assuming Institution shall be required to liquidate the Shared-Loss Loans. The Assuming Institution will comply with the

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Receiver’s notice and must liquidate the Shared-Loss Loans as soon as reasonably practicable by means of sealed bid sales to third parties, not including any of the Assuming Institution’s affiliates, contractors, or any affiliates of the Assuming Institution’s contractors. The selection of any financial advisor or other third party broker or sales agent retained for the liquidation of the remaining Shared-Loss Loans pursuant to this Section shall be subject to the prior approval of the Receiver, such approval not to be unreasonably withheld, delayed or conditioned.

4.3          Calculation of Sale Gain or Loss. For Shared-Loss Loans that are not Restructured Loans, gain or loss on the sales under Section 4.1 or Section 4.2 will be calculated as the sale price received by the Assuming Institution less the unpaid principal balance of the remaining Shared-Loss Loans. For any Restructured Loan included in the sale gain or loss on sale will be calculated as (a) the sale price received by the Assuming Institution less (b) the net present value of estimated cash flows on the Restructured Loan that was used in the calculation of the related Restructuring Loss plus (c) Loan principal payments collected by the Assuming Institution from the date the Loan was restructured to the date of sale. (See Exhibits 2d(1)-(2) for example calculations).

ARTICLE V — LOSS-SHARING NOTICES GIVEN TO RECEIVER AND PURCHASER

All notices, demands and other communications hereunder shall be in writing and shall be delivered by hand, or overnight courier, receipt requested, addressed to the parties as follows:

If to Receiver, to:	Federal Deposit Insurance Corporation as Receiver for CF BANCORP
Division of Resolutions and Receiverships
550 17th Street, N.W.
Washington, D.C. 20429
Attention: Ralph Malami, Manager, Capital Markets

with a copy to:	Federal Deposit Insurance Corporation as Receiver for CF BANCORP
Room E7056
3501 Fairfax Drive, Arlington, VA 2226
Attn: Special Issues Unit

With respect to a notice under Section 3.5 of this Single Family Shared-Loss Agreement, copies of such notice shall be sent to:

Federal Deposit Insurance Corporation
Legal Division 1601 Bryan St.
Dallas, Texas 75201
Attention: Regional Counsel

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If to FIRST MICHIGAN BANK, TROY, MI to:

2301 W. Big Beaver, Suite 525

Troy, Michigan 48084

(248) 649-2301 Fax (248) 649-2304

Such Persons and addresses may be changed from time to time by notice given pursuant to the provisions of this Article V. Any notice, demand or other communication delivered pursuant to the provisions of this Article V shall be deemed to have been given on the date actually received.

ARTICLE VI — MISCELLANEOUS

6.1.         Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred by or on behalf of a party hereto in connection with this Single Family Shared-Loss Agreement shall be borne by such party whether or not the transactions contemplated herein shall be consummated.

6.2          Successors and Assigns; Specific Performance. This Single Family Shared-Loss Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Single Family Shared-Loss Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Federal Deposit Insurance Corporation in its corporate capacity without the consent of Assuming Institution. Notwithstanding anything to the contrary contained in this Single Family Shared-Loss Agreement, except as is expressly permitted in this Section 6.2, the Assuming Institution may not assign or otherwise transfer this Single Family Shared-Loss Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part), or sell or transfer of any subsidiary of the Assuming Institution holding title to Shared-Loss Assets or Shared-Loss Securities, without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Single Family Shared-Loss Agreement includes:(i) a merger or consolidation of the Assuming Institution with or into another company, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity; (ii) a merger or consolidation of the Assuming Institution’s Holding Company with or into another company, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity; (iii) the sale of all or substantially all of the assets of the Assuming Institution to another company or person; or (iv) a sale of shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j). For the avoidance of doubt, any transaction under this Section 6.2 that requires the Receiver’s consent that is made without consent of the Receiver hereunder will relieve the Receiver of any of its obligations under this Single Family Shared-Loss Agreement. No Loss shall be recognized under this Single Family Shared-Loss Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Single Family Shared-Loss Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company

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or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3          WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS SINGLE FAMILY SHARED-LOSS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.4          No Third Party Beneficiary. This Single Family Shared-Loss Agreement and the Exhibits hereto are for the sole and exclusive benefit of the parties hereto and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries, and nothing in this Single Family Shared-Loss Agreement or the Exhibits shall be construed to grant to any other Person any right, remedy or Claim under or in respect of this Single Family Shared-Loss Agreement or any provision hereof.

6.5          Consent. Except as otherwise provided herein, when the consent of a party is required herein, such consent shall not be unreasonably withheld or delayed.

6.6          Rights Cumulative. Except as otherwise expressly provided herein, the rights of each of the parties under this Single Family Shared-Loss Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Sale Agreement and any of the related agreements or under law. Except as otherwise expressly provided herein, any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right.

ARTICLE VII -DISPUTE RESOLUTION

7.1          Dispute Resolution Procedures.

(a)           In the event a dispute arises about the interpretation, application, calculation of Loss, or calculation of payments or otherwise with respect to this Single Family Shared-Loss Agreement (“SF Shared-Loss Dispute Item”), then the Receiver and the Assuming Institution shall make every attempt in good faith to resolve such items within sixty (60) days following the receipt of a written description of the SF Shared-Loss Dispute Item, with notification of the possibility of taking the matter to arbitration (the date on which such 60-day period expires, or any extension of such period as the parties hereto may mutually agree to in writing, herein called the “Resolution Deadline Date”). If the Receiver and the Assuming Institution resolve all such items to their mutual satisfaction by the Resolution Deadline Date, then within thirty (30) days following such resolution, any payment due as a result of such resolution shall be made arising from the settlement of the SF Shared-Loss Dispute.

(b)           If the Receiver and the Assuming Institution fail to resolve any outstanding SF Shared-Loss Dispute Items by the Resolution Deadline Date, then either party may notify the other of its intent to submit the SF Shared-Loss Dispute Item to arbitration pursuant to the

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provisions of this Article VII. Failure of either party to submit pursuant to paragraph (c) hereof any unresolved SF Shared-Loss Dispute Item to arbitration within thirty (30) days following the Resolution Deadline Date (the date on which such thirty (30) day period expires is herein called the “Arbitration Deadline Date”) shall extinguish that party’s right to submit the non-submitted SF Shared-Loss Dispute Item to arbitration, and constitute a waiver of the submitting party’s right to dispute such non-submitted SF Shared-Loss Dispute Item (but not a waiver of any similar claim which may arise in the future).

(c)           If a SF Shared-Loss Dispute Item is submitted to arbitration, it shall be governed by the rules of the American Arbitration Association (the “AAA”), except as otherwise provided herein. Either party may submit a matter for arbitration by delivering a notice, prior to the Arbitration Deadline Date, to the other party in writing setting forth:

(i)            A brief description of each SF Shared-Loss Dispute Item submitted for arbitration;

(ii)           A statement of the moving party’s position with respect to each SF Shared-Loss Dispute Item submitted for arbitration;

(iii)          The value sought by the moving party, or other relief requested regarding each SF Shared-Loss Dispute Item submitted for arbitration, to the extent reasonably calculable; and

(iv)          The name and address of the arbiter selected by the moving party (the “Moving Arbiter”), who shall be a neutral, as determined by the AAA.

Failure to adequately include any information above shall not be deemed to be a waiver of the parties right to arbitrate so long as after notification of such failure the moving party cures such failure as promptly as reasonably practicable.

(d)           The non-moving party shall, within thirty (30) days following receipt of a notice of arbitration pursuant to this Section 7.1, deliver a notice to the moving party setting forth:

(i)            The name and address of the arbiter selected by the non-moving party (the “Respondent Arbiter”), who shall be a neutral, as determined by the AAA;

(ii)           A statement of the position of the respondent with respect to each Dispute Item; and

(iii)          The ultimate resolution sought by the respondent or other relief, if any, the respondent deems is due the moving party with respect to each SF Shared-Loss Dispute Item.

Failure to adequately include any information above shall not be deemed to be a waiver of the non-moving party’s right to defend such arbitration so long as after notification of such failure the non-moving party cures such failure as promptly as reasonably practicable

(e)           The Moving Arbiter and Respondent Arbiter shall select a third arbiter from a list furnished by the AAA. In accordance with the rules of the AAA, the three (3) arbiters shall constitute the arbitration panel for resolution of each SF Loss-Share Dispute Item. The concurrence of any two (2) arbiters shall be deemed to be the decision of the arbiters for all purposes hereunder. The arbitration shall proceed on such time schedule and in accordance with

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the Rules of Commercial Arbitration of the AAA then in effect, as modified by this Section 7.1. The arbitration proceedings shall take place at such location as the parties thereto may mutually agree, but if they cannot agree, then they will take place at the offices of the Corporation in Washington, DC, or Arlington, Virginia.

(f)            The Receiver and Assuming Institution shall facilitate the resolution of each outstanding SF Shared-Loss Dispute Item by making available in a prompt and timely manner to one another and to the arbiters for examination and copying, as appropriate, all documents, books, and records under their respective control and that would be discoverable under the Federal Rules of Civil Procedure.

(g)           The arbiters designated pursuant to subsections (c), (d) and (e) hereof shall select, with respect to each Dispute Item submitted to arbitration pursuant to this Section 7.1, either (i) the position and relief submitted by the Assuming Institution with respect to each SF Shared-Loss Dispute Item, or (ii) the position and relief submitted by the Receiver with respect to each SF Shared-Loss Dispute Item, in either case as set forth in its respective notice of arbitration. The arbiters shall have no authority to select a value for each Dispute Item other than the determination set forth in Section 7.1(c) and Section 7.1(d). The arbitration shall be final, binding and conclusive on the parties.

(h)           Any amounts ultimately determined to be payable pursuant to such award shall bear interest at the Settlement Interest Rate from and including the date specified for the arbiters decisions specified in this Section 7.1, without regard to any extension of the finality of such award, to but not including the date paid. All payments required to be made under this Section 7.1 shall be made by wire transfer.

(i)            For the avoidance of doubt, to the extent any notice of a SF Shared-Loss Dispute Item(s) is provided prior to the Termination Date, the terms of this Single Family Shared-Loss Agreement shall remain in effect with respect to the Single Family Shared-Loss Loans that are the subject of such SF Shared-Loss Dispute Item(s) until such time as any such dispute is finally resolved.

7.2          Fees and Expenses of Arbiters. The aggregate fees and expenses of the arbiters shall be borne equally by the parties. The parties shall pay the aggregate fees and expenses within thirty (30) days after receipt of the written decision of the arbiters (unless the arbiters agree in writing on some other payment schedule).

Exhibit 1

Monthly Certificate

SEE FOLLOWING PAGE

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CERTIFICATE

MONTHLY SUMMARY

FOR SINGLE FAMILY ASSETS

FDIC - RECEIVER FOR XXXXXXX BANK

PURCHASE AND ASSUMPTION AGREEMENT DATED: Jan 1, 2009

Shared-Loss Period Ended:
(Dollars)

Calculation of Amount Due from (to) FDIC

FDIC % Share	0%		80%			Total
Carry forward from other types of assets:
1. Cumulative losses from single family pool	0		0			0
2. Cumulative losses from securities	0		0			0
3. Cumulative loss from commercial and other pool	0		0			0
4. Total cumulative losses at beg of period	0		0			0
5. Covered single family losses (gains) during period	0		0			0
6. Cumulative loss at end of period	0		0			0
FDIC % Share	x 0%		x 80%
7. Amount Due from (to) FDIC	0	+	0	+	=	—
Memo: threshold for recovery percentage	0		0

Preparer name:
Preparer signature
Preparer title:

Officer name:
Officer signature
Officer title:

Date:

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XXXXXXXXX Bank

FIN No.

Schedule 4.15B	Date:
Non-Single Family Shared-Loss Agreement

	Proforma Net Balance*	Unfunded
Schedule 4.15B as provided	$—	$—

Loan				Explanation
Number	Name	Net Balance	Unfunded	(Loan Description)

Add the following loans currently included in Schedule 4.15A Non-Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Subtract the following loans currently included in Schedule 4.15B Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following loan not included in either Schedule 4.15A or 4.15B Asset Detail (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following Unfunded Commitments (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

	Total Adjustments	—	—

Schedule 4.15B Revised Totals		$—	$—

Note: Total adjustments should also be reflected in the Certificate filing for the quarter this form is submitted.

* Net Balance agrees with amount noted on Schedule 4.15A Single Family Shared-Loss Agreement, or Revised Totals if this form has already been submitted previously.

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XXXXXXXXX Bank

FIN No.

Schedule 4.15A	Date:
Single Family Shared-Loss Agreement

	Proforma Net Balance*	Unfunded
Schedule 4.15A as provided	$—	$—

Loan				Explanation
Number	Name	Net Balance	Unfunded	(Loan Description)

Add the following loans currently included in Schedule 4.15B Non-Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Subtract the following loans currently included in Schedule 4.15A Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following loan not included in either Schedule 4.15A or 4.15B Asset Detail (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following Unfunded Commitments (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

	Total Adjustments	—	—

Schedule 4.15A Revised Totals		$—	$—

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Exhibit 2.1(c)

1	Shared-Loss Month
2	Loan ID
3	First payment date
4	Property type
5	Lien
6	Original loan amount
7	Documentation
8	Original FICO
9	Original LTV
10	Original combined LTV
11	Original front-end DTI
12	Original back-end DTI
13	Negative Amortization cap
14	Property city
15	Property state
16	Property street address
17	Property zip
18	Maturity date
19	MI Coverage
20	Occupancy
21	Interest rate type
22	Product Type
23	Loan amortization type
24	Lookback
25	Margin
26	Interest rate index
27	Interest rate cap
28	Interest rate floor
29	First interest cap
30	Periodic interest cap
31	Periodic interest floor
32	Pay Cap
33	UPB
34	Interest rate
35	Paid-to date
36	Next payment due date
37	Scheduled payment
38	Escrow payment

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39	Escrow balance
40	Next interest rate reset date
41	Next payment reset date
42	Rate reset period
43	Payment reset period
44	Payment History
45	Exceptional Loan Status
46	Valuation date
47	Valuation amount
48	Valuation type
49	Household income
50	Current FICO
51	Maximum Draw Amount
52	Draw period
53	Superior Lien Balance

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Exhibit 2a (1)

CALCULATION OF RESTRUCTURING LOSS - HAMP or FDIC LOAN

MODIFICATION

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	HAMP

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20081230
9	Delinquency Status	FC
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	1000
	Total monthly payment	4047
12	Household current annual income	95000
13	Valuation Date	20090121
14	Valuation Amount	425000
15	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090119
17	Modification Effective Date	20090419
18	Net Unpaid Principal Balance (net of forbearance & principal reduction)	467188
19	Principal forbearance	0
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490119
24	Interest rate	0.02159
25	Next Payment due date	20090601
26	Monthly payment - P&I	1454
27	Monthly payment - T&I	1000
	Total monthly payment	2454
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation
same as Unpaid Principal Balance before 4 above restructuring/modification		450000
34	Accrued interest, limited to 90 days	7313
35	Attorney’s fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Total loan balance due before restructuring	460413

	Cash Recoveries:
42	MI contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd1)	386927

48	Gain/Loss Amount	73485

Line item definitions can be found in SFR Data Submission Handbook.

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Exhibit 2a(2)

CALCULATION OF RESTRUCTURING LOSS - 2nd FDIC MODIFICATION

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	FDIC

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20081230
9	Delinquency Status	FC
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	1000
	Total monthly payment	4047
12	Household current annual income	95000
13	Valuation Date	20090121
14	Valuation Amount	425000
15	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090201
17	Modification Effective Date	20090501
18	Net Principal balance (net of forbearance & principal reduction)	467188
19	Principal forbearance	0
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490501
24	Interest rate	0.02159
25	Next Payment due date	20090601
26	Monthly payment - P&I	1454
27	Monthly payment - T&I	1000
	Total monthly payment	2454
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation
32	Previous NPV of loan modification	458740
33	Less: Post modification principal payments	2500
	Plus:
35	Attorney’s fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Total loan balance due before restructuring	459340

	Cash Recoveries:
42	MI contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd1)	386927

48	Gain/Loss Amount	72413

Line item definitions can be found in SFR Data Submission Handbook.

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Notes to Exhibits 2a (restructuring)

1.              The data shown are for illustrative purpose. The figures will vary for actual restructurings.

2.              For purposes of loss sharing, losses on restructured loans are calculated as the difference between:

a.              The principal, accrued interest, advances due on the loan, and allowable 3rd party fees prior to restructuring (2a(1) lines 34-41, 2a(2) lines 33-41), and

b.              The Net Present Value (NPV) of the estimated cash flows (line 47). The cash flows should assume no default or prepayment for 10 years, followed by prepayment in full at the end of 10 years (120 months).

3.              For owner-occupied residential loans, the NPV is calculated using the most recently published Freddie Mac survey rate on 30-year fixed rate loans as of the restructure date.

4.              For investor owned or non-owner occupied residential loans, the NPV is calculated using commercially reasonable rate on 30-year fixed rate loans as of the restructure date.

5.              If the new loan is an adjustable-rate loan, interest rate resets and related cash flows should be projected based on the index rate in effect at the date of the loan restructuring. If the restructured loan otherwise provides for specific charges in monthly P&I payments over the term of the loan, those changes should be reflected in the projected cash flows. Assuming Institution must retain supporting schedule of projected cash flows as required by Section 2.1 of the Single Family Shared-Loss Agreement and provide it to the FDIC if requested for a sample audit.

6.              Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of Assuming Institution’s servicing costs, or any allocations of Assuming Institution’s general and administrative (G&A) or other operating costs.

7.              The amount of accrued interest that may be added to the balance of the loan is limited to the minimum of:

a.              90 days

b.              The number of days that the loan is delinquent at the time of restructuring

c.               The number of days between the resolution date and the restructuring

To calculate accrued interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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Exhibit 2b(1)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	62201

3	Interest Paid-to-Date	20071130
4	Short Payoff Date	20090522
5	Note Interest rate	0.08500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	45000
8	Estimated NPV of loan mod	220000
9	Valuation Date	20090121
10	Valuation Amount	300000
11	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appraisal

	Short-Sale Loss calculation
13	Book Value	300000
14	Less: Post closing principal payments	0
17	Accrued interest, limited to 90 days	6375
18	Attorney’s fees	75
19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	250
23	Inspections	600
24	Other	0
25	Incentive to borrower	5000

	Gross balance recoverable by Purchaser	312300
26	Amount accepted in Short-Sale (net proceeds)	275000
27	Hazard Insurance	0
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0
30	Other credits, if any (itemize)	0

	Total Cash Recovery	275000

31	Gain/Loss Amount	37300

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

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Exhibit 2b(2)

CALCULATION OF LOSS FOR SHORT SALE LOANS

No Preceeding Loan Mod under Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	58776

3	Interest Paid-to-Date	20080731
4	Short Payoff Date	20090417
5	Note Interest rate	0.07750
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	38500
8	Estimated NPV of loan mod	200000
9	Valuation Date	20090121
10	Valuation Amount	300000
11	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appraisal

	Short-Sale Loss calculation
12	Loan UPB	375000
17	Accrued interest, limited to 90 days	7266
18	Attorney’s fees	0
19	Foreclosure costs, including title search, filing fees, advertising, etc.	400
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	1450
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	2000

	Gross balance recoverable by Purchaser	387066

26	Amount accepted in Short-Sale (net proceeds)	255000
27	Hazard Insurance	0
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0
30	Other credits, if any (itemize)	0

	Total Cash Recovery	255000

31	Gain/Loss Amount	132066

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

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Notes to Exhibits 2b (short sale)

1.              The data shown are for illustrative purpose. The figures will vary for actual short sales.

2.              The covered loss is the difference between the gross balance recoverable by Purchaser and the total cash recovery. There are two methods of calculation for covered losses from short sales, depending upon the circumstances. They are shown below:

a.              If the loan was restructured when the Loss Share agreement was in place, and then the short sale occurred, use Exhibit 2b(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the covered loss.

b.              Otherwise, use Exhibit 2b(2). This version uses the unpaid balance of the loan as of the last payment as the starting point for the covered loss.

c.               Use Exhibit 2b(1) for loans written down to book value prior to the shared-loss agreement.

3.              For Exhibit 2b(2), the gross balance recoverable by the purchaser is calculated as the sum of lines 12 — 25; it is shown after line 25. For Exhibit 2b(3), the gross balance recoverable by the purchaser is calculated as line 15 minus line 16 plus lines 18 — 25; it is shown after line 25.

4.              For Exhibit 2b(2), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31. For Exhibit 2b(3), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown after line 30.

5.              Reasonable and customary third party attorney’s fees and expenses incurred by or on behalf of Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under Attorney’s fees.

6.              Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of Assuming Institution’s servicing costs, or any allocations of Assuming Institution’s general and administrative (G&A) or other operating costs.

7.              If Exhibit 2b(3) is used, then no accrued interest may be included as a covered loss. Otherwise, the amount of accrued interest that may be included as a covered loss is limited to the minimum of:

a.              90 days

b.              The number of days that the loan is delinquent when the property was sold

c.               The number of days between the resolution date and the date when the property was sold

To calculate accrued interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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Exhibit 2c(1)

CALCULATION OF FORECLOSURE LOSS

ORE or Foreclosure Occurred Prior to Loss Share Agreement

1	Shared-Loss Month	20090630
2	Loan no:	364574

3	Interest Paid-To-Date	20071001
4	Foreclosure sale date	20080202
5	Liquidation date	20090412
6	Note Interest rate	0.08100
10	Valuation Date	20090121
11	Valuation Amount	228000
12	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Int Appr

	Foreclosure Loss calculation
13	Book value at date of Loss Share agreement	244900
14	Less: Post closing principal payments	0

		3306
	Costs incurred after Loss Share agreement in place:
19	Attorney’s fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	0
21	Property protection costs, maint. and repairs	6500
22	Tax and insurance advances	0
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Purchaser	254706

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	219400
27	Hazard Insurance proceeds	0
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	219400

31	Gain/Loss Amount	35306

Line item definitions located in SF Data Submission Handbook

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Exhibit 2c(2)

CALCULATION OF FORECLOSURE LOSS

During Term of the Agreement

No Preceeding Loan Mod under Loss

Share

1	Shared-Loss Month	20090531
2	Loan no:	292334

3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.08000
7	Occupancy	Owner
	If owner occupied:
8	Household current annual income	42000
9	Estimated NPV of loan mod	195000
10	Valuation Date	20090121
11	Valuation Amount	235000
12	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext BPO

	Foreclosure Loss calculation
14	Loan Principal balance at property reversion	300000
	Plus:
18	Accrued interest, limited to 90 days	6000
19	Attorney’s fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	4000
21	Property protection costs, maint. and repairs	5500
22	Tax and insurance advances	1500
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	50
25	Other	0

	Gross balance recoverable by Purchaser	317050

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	205000
27	Hazard Insurance proceeds	0
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	205000

31	Gain/Loss Amount	112050

Line item definitions located in SF Data Submission Handbook

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Version 2.02	Port Huron, MI
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Exhibit 2c(3)

CALCULATION OF FORECLOSURE LOSS

Foreclosure after a Covered Loan Mod

1	Shared-Loss Month	20090531
2	Loan no:	138554

3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.04000
10	Valuation Date	20081215
11	Valuation Amount	210000

12	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appr
	Foreclosure Loss calculation
16	NPV of projected cash flows at loan mod	285000
17	Less: Post modification principal payments	2500
	Plus:
19	Attorney’s fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	4000
21	Property protection costs, maint. and repairs	7000
22	Tax and insurance advances	2000
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Purchaser	295500

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	201000
27	Hazard Insurance proceeds	0
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	201000

31	Gain/Loss Amount	94500

Line item definitions located in SF Data Submission Handbook

Module 1 – Whole Bank w/ Loss Share – P&A	CF Bancorp
Version 2.02	Port Huron, MI
March 19, 2010

93

Notes to Exhibits 2c (foreclosure)

2.              The data shown are for illustrative purpose. The figures will vary for actual restructurings.

3.              The covered loss is the difference between the gross balance recoverable by Purchaser and the total cash recovery. There are three methods of calculation for covered losses from foreclosures, depending upon the circumstances. They are shown below:

a.               If foreclosure occurred prior to the beginning of the Loss Share agreement, use Exhibit 2c(1). This version uses the book value of the REO as the starting point for the covered loss.

b.               If foreclosure occurred after the Loss Share agreement was in place, and if the loan was not restructured when the Loss Share agreement was in place, use Exhibit 2c(2). This version uses the unpaid balance of the loan as of the last payment as the starting point for the covered loss.

c.                If the loan was restructured when the Loss Share agreement was in place, and then foreclosure occurred, use Exhibit 2c(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the covered loss.

4.              For Exhibit 2c(1), the gross balance recoverable by the purchaser is calculated as the sum of lines 13 — 25; it is shown after line 25. For Exhibit 2c(2), the gross balance recoverable by the purchaser is calculated as the sum of lines 14 — 25; it is shown after line 25. For Exhibit 2c(3), the gross balance recoverable by the purchaser is calculated as line 16 minus line 17 plus lines 17 — 25; it is shown after line 25.

5.              For Exhibit 2c(1), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31. For Exhibit 2c(2), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31. For Exhibit 2c(3), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31.

6.              Reasonable and customary third party attorney’s fees and expenses incurred by or on behalf of Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under Attorney’s fees.

7.              Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an affiliate (if affiliate is pre-approved by the FDIC) for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account. Allowable costs are limited to amounts per Freddie Mac and Fannie Mae guidelines (as in effect from time to time), where applicable, provided that this limitation shall not apply to costs or expenses relating to environmental conditions.

8.              Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of Assuming Institution’s servicing costs, or any allocations of Assuming Institution’s general and administrative (G&A) or other operating costs.

9.              If Exhibit 2c(3) is used, then no accrued interest may be included as a covered loss. The amount of accrued interest that may be included as a covered loss on Exhibit 2c(2)is limited to the minimum of:

a.               90 days

b.               The number of days that the loan is delinquent when the property was sold

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c.                The number of days between the resolution date and the date when the property was sold

To calculate accrued interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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Exhibit 2d(1)

CALCULATION OF LOSS FOR UNRELATED 2ND LIEN

CHARGE-OFF

1	Shared-Loss Month :	20090531
2	Loan #	58776
3	Interest paid-to-date	20081201
4	Charge-Off Date	20090531
5	Note Interest rate	0.03500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	0
8	Valuation Date	20090402
9	Valuation Amount	230000
10	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	BPO
11	Balance of superior liens	210000

	Charge-Off Loss calculation
12	Loan Principal balance	55000
13	Charge-off amount (principal only)	55000
	Plus:
14	Accrued interest, limited to 90 days	481
15	Attorney’s fees	0
16	Foreclosure costs, including title search, filing fees, advertising, etc.	250
17	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
18	Tax and insurance advances	0
	Other Advances
19	Appraisal/Broker’s Price Opinion fees	75
20	Inspections	0
21	Other	0

	Gross balance recoverable by Purchaser	55806

22	Foreclosure sale proceeds	0
23	Hazard Insurance proceeds	0
24	Mortgage Insurance proceeds	0
25	Tax overage	0
26	Short sale payoff	1500
27	Other credits, if any (itemize)	0

	Total Cash Recovery	1500

28	Loss Amount	54306

(1) Costs with respect to environmental remediation activities are limited to $ 200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

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Exhibit 2d(2)

Shared-Loss Month:	[input
month]

Loan no.:	[input
loan no.)

NOTE

The calculation of recovery on a loan for which a Restructuring Loss has been paid will only apply if the loan is sold.

EXAMPLE CALCULATION

Restructuring Loss Information

Loan principal balance before restructuring		$	A
200,000

NPV, restructured loan		B
165,000
Loss on restructured loan		$	A
	35,000	– B

Times FDIC applicable loss share % (80%)
80%

Loss share payment to purchaser		$	C
28,000

Calculation — Recovery amount due to Receiver

Loan sales price		$
190,000

NPV of restructured loan at mod date
165,000

Gain - step 1		D
25,000

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PLUS

Loan UPB after restructuring	(1)
200,000

Loan UPB at liquidation date
192,000

Gain - step 2 (principal collections after restructuring)		8,000	E

Recovery amount			D
		33,000	+ E

Times FDIC loss share %
80%

Recovery due to FDIC			$ F
26,400

Net loss share paid to purchaser (C — F)			$
1,600

Proof Calculation	(2)

Loan principal balance			$ G
200,000

Principal collections on loan
8,000

Sales price for loan
190,000

Total collections on loan			H
198,000

Net loss on loan			$ G
		2,000	– H

Times FDIC applicable loss share % (80%)
80%

Loss share payment to purchaser			$
1,600

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(1) This example assumes that the FDIC loan modification program as shown in Exhibit 5 is applied and the loan restructuring does not result in a reduction in the loan principal balance due from the borrower.

(2) This proof calculation is provided to illustrate the concept and the Assuming Institution is not required to provide this with its Recovery calculations.

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Exhibit 3

Portfolio Performance and Summary Schedule

SHARED-LOSS LOANS

PORTFOLIO PERFORMANCE AND SUMMARY SCHEDULE

MONTH ENDED:	[input report month]
POOL SUMMARY

	#	$

Loans at Sale Date	x	x
	x	x
Loans as of this month-end	x	x
	x	x

Percent of Total

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PORTFOLIO PERFORMANCE STATUS	#	$	#

Current

30 — 59 days past due

60 — 89 days past due

90 — 119 days past due

120 and over days past due

In foreclosure

ORE

Total

Memo Item:

Loans in process of restructuring — total

Loans in bankruptcy

Loans in process of restructuring by delinquency status

Current

30 - 59 days past due

60 - 89 days past due

90 - 119 days past due

120 and over days past due In foreclosure

Total

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List of Loans Paid Off During Month

Principal
Loan #	Balance

List of Loans Sold During Month

Principal
Loan #	Balance

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Exhibit 4

Wire Transfer Instructions

PURCHASER WIRING INSTRUCTIONS

BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

FDIC RECEIVER WIRING INSTRUCTIONS

BANK RECEIVING WIRE

SHORT NAME

ADDRESS OF BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

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ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

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EXHIBIT 5

FDIC MORTGAGE LOAN MODIFICATION PROGRAM

Objective

The objective of this FDIC Mortgage Loan Modification Program (“Program”) is to modify the terms of certain residential mortgage loans so as to improve affordability, increase the probability of performance, allow borrowers to remain in their homes and increase the value of the loans to the FDIC and assignees. The Program provides for the modification of Qualifying Loans (as defined below) by reducing the borrower’s monthly housing debt to income ratio (“DTI Ratio”) to no more than 31% at the time of the modification and eliminating adjustable interest rate and negative amortization features.

Qualifying Mortgage Loans

In order for a mortgage loan to be a Qualifying Loan it must meet all of the following criteria, which must be confirmed by the lender:

•      The collateral securing the mortgage loan is owner-occupied and the owner’s primary residence; and

•      The mortgagee has a first priority lien on the collateral; and

•      Either the borrower is at least 60 days delinquent or a default is reasonably foreseeable.

Modification Process

The lender shall undertake a review of its mortgage loan portfolio to identify Qualifying Loans. For each Qualifying Loan, the lender shall determine the net present value of the modified loan and, if it will exceed the net present value of the foreclosed collateral upon disposition, then the Qualifying Loan shall be modified so as to reduce the borrower’s monthly DTI Ratio to no more than 31% at the time of the modification. To achieve this, the lender shall use a combination of interest rate reduction, term extension and principal forbearance, as necessary.

The borrower’s monthly DTI Ratio shall be a percentage calculated by dividing the borrower’s monthly income by the borrower’s monthly housing payment (including principal, interest, taxes and insurance). For these purpose of the foregoing calculation:

(1) the borrower’s monthly income shall be defined as the borrower’s (along with any co-borrowers’) income amount before any payroll deductions and includes wages and salaries, overtime pay, commissions, fees, tips, bonuses, housing allowances, other compensation for personal services, Social Security payments, including Social Security received by adults on behalf of minors or by minors intended for their own support, and monthly income from annuities, insurance policies, retirement funds, pensions, disability or death benefits, unemployment benefits, rental income and other income. All income information must be documented and verified. If the borrower receives public assistance or collects unemployment, the Assuming Institution must determine whether the public assistance or unemployment income will continue for at least nine (9) months.

(2) the borrower’s monthly housing payment shall be the amount required to pay monthly principal and interest plus one-twelfth of the then current annual amount required to pay real property taxes and homeowner’s insurance with respect to the collateral.

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In order to calculate the monthly principal payment, the lender shall capitalize to the outstanding principal balance of the Qualifying Loan the amount of all delinquent interest, delinquent taxes, past due insurance premiums, third party fees and (without duplication) escrow advances (such amount, the “Capitalized Balance”).

In order to achieve the goal of reducing the DTI Ratio to 31%, the lender shall take the following steps in the following order of priority with respect to each Qualifying Loan:

1.              Reduce the interest rate to the then current Freddie Mac Survey Rate for 30-year fixed rate mortgage loans, and adjust the term to 30 years.

2.              If the DTI Ratio is still in excess of 31%, reduce the interest rate further, but no lower than 3%, until the DTI ratio of 31% is achieved.

3.              If the DTI Ratio is still in excess of 31% after adjusting the interest rate to 3%, extend the remaining term of the loan by 10 years.

4.              If the DTI Ratio is still in excess of 31%, calculate a new monthly payment (the “Adjusted Payment Amount”) that will result in the borrower’s monthly DTI Ratio not exceeding 31%. After calculating the Adjusted Payment Amount, the lender shall bifurcate the Capitalized Balance into two portions — the amortizing portion and the non-amortizing portion. The amortizing portion of the Capitalized Balance shall be the mortgage amount that will fully amortize over a 40-year term at an annual interest rate of 3% and monthly payments equal to the Adjusted Payment Amount. The non-amortizing portion of the Capitalized Balance shall be the difference between the Capitalized Balance and the amortizing portion of the Capitalized Balance. If the amortizing portion of the Capitalized Balance is less than 75% of the current estimated value of the collateral, then the lender may choose not to restructure the loan. If the lender chooses to restructure the loan, then the lender shall forbear on collecting the non-amortizing portion of the Capitalized Balance, and such amount shall be due and payable only upon the earlier of (i) maturity of the modified loan, (ii) a sale of the property or (iii) a pay-off or refinancing of the loan. No interest shall be charged on the non-amortizing portion of the Capitalized Balance, but repayment shall be secured by a first lien on the collateral.

Special Note:

The net present value calculation used to determine whether a loan should be modified based on the modification process above is distinct and different from the net present value calculation used to determine the covered loss if the loan is modified. Please refer only to the net present value calculation described in this exhibit for the modification process, with its separate assumptions, when determining whether to provide a modification to a borrower. Separate assumptions may include, without limitation, Assuming Institution’s determination of a probability of default without modification, a probability of default with modification, home price forecasts, prepayment speeds, and event timing. These assumptions are applied to different projected cash flows over the term of the loan, such as the projected cash flow of the loan performing or defaulting without modification and the projected cash flow of the loan performing or defaulting with modification.

By contrast, the net present value for determining the covered loss is based on a 10 year period. While the assumptions in the net present value calculation used in the modification process may change, the net present value calculation for determining the covered loss remains constant.

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Related Junior Lien Mortgage Loans

In cases where the lender holds a junior lien mortgage loan that is collateralized by the same property that collateralizes a Qualifying Loan that is modified as described above, the junior lien mortgage loan shall also be modified to enhance overall affordability to the borrower. At a minimum, the lender shall reduce the interest rate on the junior lien mortgage loan to no more than 2% per annum. Further modifications may be made at the lender’s discretion as needed to support affordability and performance of the modified first lien Qualifying Loan.

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EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

This agreement for reimbursement of loss sharing expenses on certain loans and other assets (the “Commercial Shared-Loss Agreement”) shall apply when the Assuming Institution purchases Shared-Loss Assets as that term is defined herein. The terms hereof shall modify and supplement, as necessary, the terms of the Purchase and Assumption Agreement to which this Commercial Shared-Loss Agreement is attached as Exhibit 4.15B and incorporated therein. To the extent any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Commercial Shared-Loss Agreement with respect to the subject matter of this Commercial Shared-Loss Agreement, the terms of this Commercial Shared-Loss Agreement shall control. References in this Commercial Shared-Loss Agreement to a particular Section shall be deemed to refer to a Section in this Commercial Shared-Loss Agreement unless the context indicates that a Section of the Purchase and Assumption Agreement is intended.

ARTICLE I — DEFINITIONS

Capitalized terms used in this Commercial Shared-Loss Agreement that are not defined in this Commercial Shared-Loss Agreement are defined in the Purchase and Assumption Agreement In addition to the terms defined above, defined below are certain additional terms relating to loss-sharing, as used in this Commercial Shared-Loss Agreement.

“AAA” means the American Arbitration Association as provided in Section 2.1(f)(iii) of this Commercial Shared-Loss Agreement.

“Accrued Interest” means, with respect to any Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance at any time, the amount of earned and unpaid interest, taxes, credit life and/or disability insurance premiums (if any) payable by the Obligor accrued on or with respect to such Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance, all as reflected on the Accounting Records of the Failed Bank or the Assuming Institution (as applicable); provided, that Accrued Interest shall not include any amount that accrues on or with respect to any Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance after that Asset has been placed on non-accrual or nonperforming status by either the Failed Bank or the Assuming Institution (as applicable).

“Additional ORE” means Shared-Loss Loans that become Other Real Estate after Bank Closing Date.

“Affiliate” shall have the meaning set forth in the Purchase and Assumption Agreement; provided, that, for purposes of this Commercial Shared-Loss Agreement, no Third Party Servicer shall be deemed to be an Affiliate of the Assuming Institution.

“Applicable Anniversary of the Commencement Date” means the fifth (5th) anniversary of the Commencement Date.

“Calendar Quarter” means a quarterly period (a) for the first such period, beginning on the Commencement Date and ending on the last calendar day of either March, June, September or December, whichever is the first to occur after the Commencement Date, and (b) for quarterly periods thereafter, beginning on the first calendar day of the calendar month immediately after the month that ended the prior period and ending on the last calendar day of each successive three-calendar-month period thereafter (i.e.,

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each March, June, September and December, starting in the applicable order depending on the ending date of first such period) of any year.

“Capitalized Expenditures” means those expenditures that (i) would be capitalized under generally accepted accounting principles, and (ii) are incurred with respect to Shared-Loss Loans, Other Real Estate, Additional ORE or Subsidiary ORE. Capitalized Expenditures shall not include expenses related to environmental conditions including, but not limited to, remediation, storage or disposal of any hazardous or toxic substances or any pollutant or contaminant.

“Charge-Offs” means, with respect to any Shared-Loss Assets for any period, an amount equal to the aggregate amount of loans or portions of loans classified as “Loss” under the Examination Criteria, including

(a) charge-offs of

(i) the principal amount of such assets net of unearned interest (including write-downs associated with Other Real Estate, Additional ORE, Subsidiary ORE or loan modification(s)); and

(ii) Accrued Interest; and

(iii) Capitalized Expenditures; plus

(b) Pre-Charge-Off Expenses incurred on the respective Shared-Loss Loans, all as effected by the Assuming Institution during such period and reflected on the Accounting Records of the Assuming Institution; provided, that:

(i) the aggregate amount of Accrued Interest (including any reversals thereof) for the period after Bank Closing that shall be included in determining the amount of Charge-Offs for any Shared-Loss Loan shall not exceed ninety (90) days’ Accrued Interest; and

(ii) no Charge-Off shall be taken with respect to any anticipated expenditure by the Assuming Institution until such expenditure is actually incurred; and

(iii) any financial statement adjustments made in connection with the purchase of any Assets pursuant to this Purchase and Assumption Agreement or any future purchase, merger, consolidation or other acquisition of the Assuming Institution shall not constitute “Charge-Offs”; and

(iv) except for Portfolio Sales, the sale or other disposition of Other Real Estate, Additional ORE or Subsidiary ORE to a Person other than an Affiliate of the Assuming Institution conducted in a commercially reasonable and prudent manner, or any other sales or dispositions consented to by the Receiver, losses incurred on the sale or other disposition of Shared-Loss Assets or Shared-Loss Securities to any Person shall not constitute Charge-Offs.

“Commencement Date” means the first calendar day following Bank Closing.

“Consumer Loans” means loans to individuals for household, family and other personal expenditures (including United States and/or State-guaranteed student loans and extensions of credit pursuant to a credit card plan or debit card plan).

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“Cumulative Servicing Amount” means the sum of the Period Servicing Amounts for every consecutive twelve-month period prior to and ending on the True-Up Measurement Date in respect of each of the Shared-Loss Agreements during which the loss-sharing provisions of the applicable Shared-Loss Agreement is in effect.

“Cumulative Shared-Loss Payments” means (i) the aggregate of all of the payments made or payable to the Assuming Institution under the Shared-Loss Agreements minus (ii) the aggregate of all of the payments made or payable to the Receiver under the Shared-Loss Agreements.

“Environmental Assessment” means an assessment of the presence, storage or release of any hazardous or toxic substance, pollutant or contaminant with respect to the collateral securing a Shared-Loss Loan that has been fully or partially charged off.

“Examination Criteria” means the loan classification criteria employed by, or any applicable regulations of, the Assuming Institution’s Chartering Authority at the time such action is taken, as such criteria may be amended from time to time.

“Failed Bank Charge-Offs/Write-Downs” means, with respect to any Asset, an amount equal to the aggregate amount of reversals or charge-offs of Accrued Interest and charge-offs and write-downs of principal effected by the Failed Bank with respect to that Asset as reflected on the Accounting Records of the Failed Bank.

“FDIC Party” has the meaning provided in Section 2.1(f)(ii) of this Commercial Shared-Loss Agreement.

“Holding Company” means any holding company, not publicly traded on a national exchange, owning Shares of the Assuming Institution.

“Intrinsic Loss Estimate” means total losses under the shared loss agreements in the amount of Five Hundred Twenty Six Million dollars ($526,000,000).

“Net Charge-Offs” means, with respect to any period, an amount equal to the aggregate amount of Charge-Offs for such period less the amount of Recoveries for such period.

“Neutral Member” has the meaning provided in Section 2.1(f)(ii) of this Commercial Shared-Loss Agreement.

“New Shared-Loss Loans” means loans that would otherwise be subject to loss sharing under this Commercial Shared-Loss Agreement that were originated after October 15, 2009 and before Bank Closing.

“Notice of Dispute” has the meaning provided in Section 2.1(f)(iii) of this Commercial Shared-Loss Agreement.

“ORE Subsidiary” means any Subsidiary of the Assuming Institution that engages solely in holding, servicing, managing or liquidating interests of a type described in clause (A) of the definition of “Other Real Estate,” which interests have arisen from the collection or settlement of a Shared-Loss Loan.

“Other Real Estate” means all of the following (including any of the following fully or partially charged off the books and records of the Failed Bank or the Assuming Institution) that (i) are owned

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by the Failed Bank as of Bank Closing and are purchased pursuant to the Purchase and Assumption Agreement or (ii) have arisen subsequent to Bank Closing from the collection or settlement by the Assuming Institution of a Shared-Loss Loan:

(A) all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights; and

(B) all other assets (whether real or personal property) acquired by foreclosure or in full or partial satisfaction of judgments or indebtedness.

“OTTI Adjustment” means any other than temporary impairment of the Shared-Loss Securities, determined pursuant to FAS 115, expressed as a positive number, or reversals of other than temporary impairment, expressed as a negative number (for the avoidance of doubt, normal and customary unrealized mark-to-market changes by reason of the application of fair value accounting do not qualify for loss sharing payments).

“OTTI Loss” means any other than temporary impairment of the Shared-Loss Securities, determined pursuant to FAS 115, expressed as a positive number (for the avoidance of doubt, normal and customary unrealized mark-to-market changes by reason of the application of fair value accounting do not qualify for loss sharing payments).

“Period Servicing Amount” means, for any twelve month period with respect to each of the Shared-Loss Agreements during which the loss-sharing provisions of the applicable Shared-Loss Agreement are in effect, the product of (i) the simple average of the principal amount of Shared-Loss Loans and Shared-Loss Assets (other than the Shared-Loss Securities) (in each case as defined in the Shared-Loss Agreements), as the case may be, at the beginning of such period and at the end of such period times (ii) two percent (2%).

“Permitted Advance” means an advance of funds by the Assuming Institution with respect to a Shared-Loss Loan, or the making of a legally binding commitment by the Assuming Institution to advance funds with respect to a Shared-Loss Loan, that

(i) in the case of such an advance, is actually made, and, in the case of such a commitment, is made and all of the proceeds thereof actually advanced, within one (1) year after the Commencement Date; and

(ii) does not cause the sum of

(A) the book value of such Shared-Loss Loan as reflected on the Accounting Records of the Assuming Institution after any such advance has been made by the Assuming Institution; plus

(B) the unfunded amount of any such commitment made by the Assuming Institution related thereto, to exceed 110% of the Book Value of such Shared-Loss Loan; and

(iii) is not made with respect to a Shared-Loss Loan with respect to which

(A) there exists a related Shared-Loss Loan Commitment; or

(B) the Assuming Institution has taken a Charge-Off; and

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(iv) is made in good faith, is supported at the time it is made by documentation in the Credit Files and conforms to and is in accordance with the applicable requirements set forth in Article III of this Commercial Shared-Loss Agreement and with the then effective written internal credit policy guidelines of the Assuming Institution; provided, that the limitations in subparagraphs (i), (ii) and (iii) of this definition shall not apply to any such action (other than to an advance or commitment related to the remediation, storage or final disposal of any hazardous or toxic substance, pollutant or contaminant) that is taken by Assuming Institution in its reasonable discretion to preserve or secure the value of the collateral for such Shared-Loss Loan.

“Permitted Amendment” means, with respect to any Shared-Loss Loan Commitment or Shared-Loss Loan, any amendment, modification, renewal or extension thereof, or any waiver of any term, right, or remedy thereunder, made by the Assuming Institution in good faith and otherwise in accordance with the applicable requirements set forth in Article III of this Commercial Shared-Loss Agreement and the then effective written internal credit policy guidelines of the Assuming Institution; provided, that:

(i) with respect to a Shared-Loss Loan Commitment or a Shared-Loss Loan that is not a revolving line of credit, no such amendment, modification, renewal, extension, or waiver, except as allowed under the definition of Permitted Advance, shall operate to increase the amount of principal (A) then remaining available to be advanced by the Assuming Institution under the Shared-Loss Loan Commitment or (B) then outstanding under the Shared-Loss Loan;

(ii) with respect to a Shared-Loss Loan Commitment or a Shared-Loss Loan that is a revolving line of credit, no such amendment, modification, renewal, extension, or waiver, except as allowed under the definition of Permitted Advance, shall operate to increase the maximum amount of principal authorized as of Bank Closing to be outstanding at any one time under the underlying revolving line of credit relationship with the debtor (regardless of the extent to which such revolving line of credit may have been funded as of Bank Closing or may subsequently have been funded and/or repaid); and

(iii) no such amendment, modification, renewal, extension or waiver shall extend the term of such Shared-Loss Loan Commitment or Shared-Loss Loan beyond the end of the final Shared-Loss Quarter unless the term of such Shared-Loss Loan Commitment or Shared-Loss Loan as existed on Bank Closing was beyond the end of the final Shared-Loss Quarter, in which event no such amendment, modification, renewal, extension or waiver shall extend such term beyond the term as existed as of Bank Closing.

“Pre-Charge-Off Expenses” means those expenses incurred in the usual and prudent management of a Shared-Loss Loan that would qualify as a Reimbursable Expense or Recovery Expense if incurred after a Charge-Off of the related Shared-Loss Asset had occurred.

“Quarterly Certificate” has the meaning provided in Section 2.1(a)(i) of this Commercial Shared-Loss Agreement.

“Recoveries” shall mean the following:

(i) Generally.

(A) In addition to any sums to be applied as Recoveries pursuant to subparagraph (ii) below, “Recoveries” means, with respect to any period, the sum of (without duplication):

(1) the amount of collections during such period by the Assuming Institution on Charge-Offs of Shared-Loss Assets effected by the Assuming Institution prior to the end of the final Shared-Loss Quarter;

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plus

(2) the amount of collections during such period by the Assuming Institution on Failed Bank Charge-Offs/Write-Downs; plus

(3) the amount of gain on any sale or other disposition during such period by the Assuming Institution of Shared Loss Loans, Other Real Estate, Additional ORE or Subsidiary ORE (provided, that the amount of any such gain included in Recoveries shall not exceed the aggregate amount of the related Failed Bank Charge-Offs/Write-Downs and Charge-Offs taken and any related Reimbursable Expenses and Recovery Expenses); plus

(4) the amount of collections during such period by the Assuming Institution of any Reimbursable Expenses or Recovery Expenses; plus

(5) the amount of any fee or other consideration received by the Assuming Institution during or prior to such period in connection with any amendment, modification, renewal, extension, refinance, restructure, commitment or other similar action taken by the Assuming Institution with respect to a Shared-Loss Asset with respect to which there exists a Failed Bank Charge-Off/Write-Down or a Shared-Loss Loan as to which a Charge-Off has been effected by the Assuming Institution during or prior to such period (provided, that the amount of any such fee or other consideration included in Recoveries shall not exceed the aggregate amount of the related Failed Bank Charge-Offs/Write-Downs and Charge-Offs taken and any related Reimbursable Expenses and Recovery Expenses).

(B) Order of Application. For the purpose of determining the amounts to be applied as Recoveries pursuant to subparagraph (A) above, the Assuming Institution shall apply amounts received on the Assets that are not otherwise applied to reduce the book value of principal of a Shared-Loss Loan (or, in the case of Other Real Estate, Additional ORE, Subsidiary ORE and Capitalized Expenditures, that are not otherwise applied to reduce the book value thereof) in the following order: first to Charge-Offs and Failed Bank Charge-Offs/Write Downs; then to Reimbursable Expenses and Recovery Expenses; then to interest income; and then to other expenses incurred by the Assuming Institution.

(ii) Interest Income as Recoveries. If there occurs an amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action with respect to a Shared-Loss Loan as to which there exists a Failed Bank Charge-Off/Write Down or as to which a Charge-Off has been effected by the Assuming Institution during or prior to such period, and if, as a result of such occurrence, the Assuming Institution recognizes any interest income for financial accounting purposes on that Shared-Loss Loan, then “Recoveries” shall also include the portion of the total amount of any such interest income recognized by the Assuming Institution which is derived by multiplying:

(A) the total amount of any such interest income recognized by the Assuming Institution during such period with respect to that Shared-Loss Loan as described above, by

(B) a fraction, the numerator of which is the aggregate principal amount (excluding reversals or charge-offs of Accrued Interest) of all such Failed Bank Charge-Offs/Write-Downs and Charge-Offs effected by the Assuming Institution with respect to that Shared-Loss Loan plus the principal amount of that Shared-Loss Loan that has not yet been charged-off but has been placed on nonaccrual status, all of which occurred at any time prior to or during the period in which the interest income referred to in subparagraph (II)(A) immediately above was recognized, and the denominator of which is the total amount of principal indebtedness (including all such prior Failed Bank Charge-Offs/Write-Downs and Charge-Offs as described above) due from the Obligor on that Shared-Loss Loan as of the end of

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such period;

provided, however, that the amount of any interest income included as Recoveries for a particular Shared-Loss Loan shall not exceed the aggregate amount of (x) Failed Bank Charge-Offs/Write-Downs, (y) Charge-Offs effected by the Assuming Institution during or prior to the period in which the amount of Recoveries is being determined, plus (z) any Reimbursable Expenses and Recovery Expenses paid to the Assuming Institution pursuant to this Commercial Shared-Loss Agreement during or prior to the period in which the amount of Recoveries is being determined, all with respect to that particular Shared-Loss Loan; and, provided, further, that any collections on any such Shared-Loss Loan that are not applied to reduce book value of principal or recognized as interest income shall be applied pursuant to subparagraph (i) above.

(iii) Exceptions to Recoveries. Notwithstanding subparagraphs (i) and (ii) above, the term “Recoveries” shall not include:

(A) any amounts paid to the Assuming Institution by the Receiver pursuant to Section 2.1 of this Commercial Shared-Loss Agreement;

(B) amounts received with respect to Charge-Offs effected by the Assuming Institution after the final Shared-Loss Quarter;

(C) after the final Shared-Loss Quarter, income received by the Assuming Institution from the operation of, and any gains recognized by the Assuming Institution on the disposition of, Other Real Estate, Additional ORE or Subsidiary ORE (such income and gains being hereinafter together referred to as “ORE Income”), except to the extent that aggregate ORE Income exceeds the aggregate expenses paid to third parties by or on behalf of the Assuming Institution after the final Shared-Loss Quarter to manage, operate and maintain Other Real Estate, Additional ORE or Subsidiary ORE (such expenses being hereinafter referred to as “ORE Expenses”). In determining the extent aggregate ORE Income exceeds aggregate ORE Expenses for any Recovery Quarter, the Assuming Institution will subtract

(1) ORE Expenses paid to third parties during such Recovery Quarter (provided, that, in the case of the final Recovery Quarter only, the Assuming Institution will subtract ORE Expenses paid to third parties from the beginning of the final Recovery Quarter up to the date the Assuming Institution is required to deliver the final Quarterly Certificate pursuant to this Commercial Shared-Loss Agreement), from

(2) ORE Income received during such Recovery Quarter, to calculate net ORE income (“Net ORE Income”) for that Recovery Quarter. If the amount of Net ORE Income so calculated for a Recovery Quarter is positive, such amount shall be reported as Recoveries on the Quarterly Certificate for such Recovery Quarter.

If the amount of Net ORE Income so calculated for a Recovery Quarter is negative (“Net ORE Loss Carryforward”), such amount shall be added to any ORE Expenses paid to third parties in the next succeeding Recovery Quarter, which sum shall then be subtracted from ORE Income for that next succeeding Recovery Quarter, for the purpose of determining the amount of Net ORE Income (or, if applicable, Net ORE Loss Carryforward) for that next succeeding Recovery Quarter. If, as of the end of the final Recovery Quarter, a Net ORE Loss Carryforward exists, then the amount of the Net ORE Loss Carryforward that does not exceed the aggregate amount of Net ORE Income reported as Recoveries on Quarterly Certificates for all Recovery Quarters may be included as a Recovery Expense on the Quarterly Certificate for the final Recovery Quarter.

“Recovery Amount” has the meaning provided in Section 2.1(b)(ii) of this Commercial

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Shared-Loss Agreement.

“Recovery Expenses” means, for any Recovery Quarter, the amount of actual, reasonable and necessary out-of-pocket expenses (other than Capitalized Expenditures) paid to third parties (other than Affiliates of the Assuming Institution) by or on behalf of the Assuming Institution, as limited by Sections 3.2(c) and (d) of Article III to this Commercial Shared-Loss Agreement, to recover amounts owed with respect to:

(i) any Shared-Loss Asset as to which a Charge-Off was effected prior to the end of the final Shared-Loss Quarter (provided that such amounts were incurred no earlier than the date the first Charge-Off on such Shared-Loss Asset could have been reflected on the Accounting Records of the Assuming Institution); and

(ii) Failed Bank Charge-Offs/Write-Downs (including, in each case, all costs and expenses related to an Environmental Assessment and any other costs or expenses related to any environmental conditions with respect to the Shared-Loss Assets (it being understood that any remediation expenses for any such pollutant or contaminant are not recoverable if in excess of $200,000 per Shared-Loss Asset, without the Assuming Institution having obtained the prior consent of the Receiver for such expenses).

Provided, that, so long as income with respect to a Shared-Loss Loan is being prorated pursuant to the arithmetical formula in subsection (ii) of the definition of “Recoveries”, the term “Recovery Expenses” shall not include that portion of any such expenses paid during such Recovery Quarter to recover any amounts owed on that Shared-Loss Loan that is derived by:

subtracting (1) the product derived by multiplying:

(A) the total amount of any such expenses paid by or on behalf of the Assuming Institution during such Recovery Quarter with respect to that Shared-Loss Loan, by

(B) a fraction, the numerator of which is the aggregate principal amount (excluding reversals or charge-offs of Accrued Interest) of all such Failed Bank Charge-Offs/Write-Downs and Charge-Offs effected by the Assuming Institution with respect to that Shared-Loss Loan plus the principal amount of that Shared-Loss Loan that has not yet been charged-off but has been placed on nonaccrual status, all of which occurred at any time prior to or during the period in which the interest income referred to in subparagraph (ii)(A) of the definition of “Recoveries” was recognized, and the denominator of which is the total amount of principal indebtedness (including all such prior Failed Bank Charge-Offs/Write-Downs and Charge-Offs as described above) due from the Obligor on that Shared-Loss Loan as of the end of such period;

from (2) the total amount of any such expenses paid during that Recovery Quarter with respect to that Shared-Loss Loan.

“Recovery Quarter” has the meaning provided in Section 2.1(a)(ii) of this Commercial Shared-Loss Agreement.

“Reimbursable Expenses” means, for any Shared-Loss Quarter, the amount of actual, reasonable and necessary out-of-pocket expenses (other than Capitalized Expenditures), paid to third parties (other than Affiliates of the Assuming Institution) by or on behalf of the Assuming Institution, as limited by Sections 3.2(c) and (d) of Article III of this Commercial Shared-Loss Agreement, to:

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(i) recover amounts owed with respect to any Shared-Loss Asset as to which a Charge-Off has been effected prior to the end of the final Shared-Loss Quarter (provided that such amounts were incurred no earlier than the date the first Charge-Off on such Shared-Loss Asset could have been reflected on the Accounting Records of the Assuming Institution) and recover amounts owed with respect to Failed Bank Charge-Offs/Write-Downs (including, in each case, all costs and expenses related to an Environmental Assessment and any other costs or expenses related to any environmental conditions with respect to the Shared-Loss Assets (it being understood that any such remediation expenses for any such pollutant or contaminant are not recoverable if in excess of $200,000 per Shared-Loss Asset, without the Assuming Institution having obtained the prior consent of the Receiver for such expenses); provided, that, so long as income with respect to a Shared-Loss Loan is being pro-rated pursuant to the arithmetical formula in subsection (II) of the definition of “Recoveries”, the term “Reimbursable Expenses” shall not include that portion of any such expenses paid during such Shared-Loss Quarter to recover any amounts owed on that Shared-Loss Loan that is derived by:

subtracting (1) the product derived by multiplying:

(A) the total amount of any such expenses paid by or on behalf of the Assuming Institution during such Shared-Loss Quarter with respect to that Shared-Loss Loan, by

(B) a fraction, the numerator of which is the aggregate principal amount (excluding reversals or charge-offs of Accrued Interest) of all such Failed Bank Charge-Offs/Write-Downs and Charge-Offs effected by the Assuming Institution with respect to that Shared-Loss Loan plus the principal amount of that Shared-Loss Loan that has not yet been charged-off but has been placed on nonaccrual status, all of which occurred at any time prior to or during the period in which the interest income referred to in subparagraph (II)(A) of the definition of “Recoveries” was recognized, and the denominator of which is the total amount of principal indebtedness (including all such prior Failed Bank Charge-Offs/Write-Downs and Charge-Offs as described above) due from the Obligor on that Shared-Loss Loan as of the end of such period;

from (2) the total amount of any such expenses paid during that Shared-Loss Quarter with respect to that Shared-Loss Loan;

(ii) manage, operate or maintain Other Real Estate, Additional ORE or Subsidiary ORE less the amount of any income received by the Assuming Institution during such Shared-Loss Quarter with respect to such Other Real Estate, Additional ORE or Subsidiary ORE (which resulting amount under this clause (ii) may be negative);

(iii) litigation expenses with respect to Shared-Loss Assets.

“Review Board” has the meaning provided in Section 2.1(f)(i) of this Commercial Shared-Loss Agreement.

“Shared-Loss Amount” has the meaning provided in Section 2.1(b)(i) of this Commercial Shared-Loss Agreement.

“Shared-Loss Asset Repurchase Price” means, with respect to any Shared-Loss Asset, the principal amount thereof plus any other fees or penalties due from an Obligor (including, subject to the limitations discussed below, the amount of any Accrued Interest) stated on the Accounting Records of the Assuming Institution, as of the date as of which the Shared-Loss Asset Repurchase Price is being determined (regardless, in the case of a Shared-Loss Loan, of the Legal Balance thereof) plus all Reimbursable Expenses

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and Recovery Expenses incurred up to and through the date of consummation of purchase of such Shared-Loss Asset; provided, that (i) in the case of a Shared-Loss Loan there shall be excluded from such amount the amount of any Accrued Interest accrued on or with respect to such Shared-Loss Loan prior to the ninety (90)-day period ending on the day prior to the purchase date determined pursuant to Sections 2.1(e)(i) or 2.1(e)(iii) of this Commercial Shared-Loss Agreement, except to the extent such Accrued Interest was included in the Book Value of such Shared-Loss Loan, and (ii) any collections on a Shared-Loss Loan received by the Assuming Institution after the purchase date applicable to such Shared-Loss Loan shall be applied (without duplication) to reduce the Shared-Loss Asset Repurchase Price of such Shared-Loss Loan on a dollar-for-dollar basis. For purposes of determining the amount of unpaid interest which accrued during a given period with respect to a variable-rate Shared-Loss Loan, all collections of interest shall be deemed to be applied to unpaid interest in the chronological order in which such interest accrued.

“Shared-Loss Assets” means Shared-Loss Loans, Other Real Estate purchased by the Assuming Institution, Additional ORE, Subsidiary ORE and Capitalized Expenditures, but does not include Shared-Loss Securities.

“Shared-Loss Loan Commitment” means:

(i) any Commitment to make a further extension of credit or to make a further advance with respect to an existing Shared-Loss Loan; and

(ii) any Shared-Loss Loan Commitment (described in subparagraph (i) immediately preceding) with respect to which the Assuming Institution has made a Permitted Amendment.

“Shared-Loss Loan Commitment Advance” means an advance pursuant to a Shared-Loss Loan Commitment with respect to which the Assuming Institution has not made a Permitted Advance.

“Shared-Loss Loans” means:

(i)                                     (A) Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement set forth on Schedule 4.15(b) to the Purchase and Assumption Agreement;

(B) New Shared-Loss Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement;

(C) Permitted Advances;

(D) Shared-Loss Loan Commitment Advances, if any; provided, that Shared-Loss Loans shall not include Loans, New Shared-Loss Loans, Permitted Advances and Shared-Loss Loan Commitment Advances with respect to which an Acquired Subsidiary, or a constituent Subsidiary thereof, is an Obligor;

(E) Loans owned by any Acquired Subsidiary which are not Shared-Loss Loans under the Single Family Shared-Loss Agreement; and

(F) Consumer Loans; and

(ii) any Shared-Loss Loans (described in subparagraph (i) immediately preceding) with respect to which the Assuming Institution has made a Permitted Amendment.

“Shared-Loss Securities” means those securities and other assets listed on Exhibit 4.15(C).

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“Shared-Loss Payment Trigger” means when the sum of the Cumulative Loss Amount under this Single Family Shared-Loss Agreement and the cumulative Shared-Loss Amounts under the Commercial Shared-Loss Agreement, exceeds the First Loss Tranche. If the First Loss Tranche is zero or a negative number, the Shared Loss Payment Trigger shall be deemed to have been reached upon Bank Closing.

“Shared-Loss Quarter” has the meaning provided in Section 2.1(a)(i) of this Commercial Shared-Loss Agreement.

“Shares” means common stock and any instrument which by its terms is currently convertible into common stock, or which may become convertible into common stock.

“SLS Net Realized Gain” means the net realized gain on the sale of a Shared Loss Security determined pursuant to FAS 115, expressed as a negative number on the Quarterly Certificate.

“SLS Net Realized Loss” means the net realized loss on the sale of a Shared Loss Security determined pursuant to FAS 115, expressed as a positive number on the Quarterly Certificate.

“Subsidiary ORE” means all assets owned by ORE Subsidiaries that would constitute ORE or Additional ORE if such assets were on the books of the Assuming Institution.

“Termination Date” means the eighth (8th) anniversary of the Commencement Date.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution or any Affiliate of the Assuming Institution to service the Shared-Loss Assets on behalf of the Assuming Institution, the identity of which shall be given to the Receiver prior to or concurrent with the appointment thereof.

ARTICLE II — SHARED-LOSS ARRANGEMENT

2.1                               Shared-Loss Arrangement.

(a)                                 Quarterly Certificates. (i) Not later than thirty (30) days after the end of each Calendar Quarter from and including the initial Calendar Quarter to and including the Calendar Quarter in which the Applicable Anniversary of the Commencement Date falls (each of such Calendar Quarters being referred to herein as a “Shared-Loss Quarter”), the Assuming Institution shall deliver to the Receiver a certificate, signed by the Assuming Institution’s chief executive officer and its chief financial officer, setting forth in such form and detail as the Receiver may specify (a “Quarterly Certificate”)(an example of a Quarterly Certificate is attached as Exhibit 1):

(A)                               the amount of Charge-Offs, the amount of Recoveries and the amount of Net Charge-Offs (which amount may be negative) during such Shared-Loss Quarter with respect to the Shared-Loss Assets (and for Recoveries, with respect to the Assets for which a charge-off was effected by the Failed Bank prior to Bank Closing); and

(B)                               the aggregate amount of Reimbursable Expenses (which amount may be negative) during such Shared-Loss Quarter; and

(C)                               SLS Net Realized Loss and SLS Net Realized Gain, if any; and

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(D)                               any OTTI Adjustment.

(ii)                                  Not later than thirty (30) days after the end of each Calendar Quarter from and including the first Calendar Quarter following the final Shared-Loss Quarter to and including the Calendar Quarter in which the Termination Date falls (each of such Calendar Quarters being referred to herein as a “Recovery Quarter”), the Assuming Institution shall deliver to the Receiver a Quarterly Certificate setting forth, in such form and detail as the Receiver may specify

(A)                               the amount of Recoveries and Recovery Expenses during such Recovery Quarter. On the Quarterly Certificate for the first Recovery Quarter only, the Assuming Institution may report as a separate item, in such form and detail as the Receiver may specify, the aggregate amount of any Reimbursable Expenses that: (a) were incurred prior to or during the final Shared-Loss Quarter, and (b) had not been included in any Quarterly Certificate for any Shared-Loss Quarter because they had not been actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) during any Shared-Loss Quarter and (c) were actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) during the first Recovery Quarter; and

(B)                               SLS Net Realized Gain, and any reversals of OTTI Loss.

(b)                                 Payments With Respect to Shared-Loss Assets.

(i)                                     For purposes of this Section 2.1(b), the Assuming Institution shall initially record the Shared-Loss Assets on its Accounting Records at Book Value, and initially record the Shared-Loss Securities on its Accounting Records at Book Value, and adjust such amounts as such values may change after the Bank Closing. If the amount of all Net Charge-Offs during any Shared-Loss Quarter plus Reimbursable Expenses, plus SLS Net Realized Gain and SLS Net Realized Loss, plus the OTTI Adjustment during such Shared-Loss Quarter (the “Shared-Loss Amount”) is positive, then, except as provided in Sections 2.1(c) and (e) below, and subject to the provisions of Section 2.1(b)(vi) below, not later than fifteen (15) days after the date on which the Receiver receives the Quarterly Certificate with respect to such Shared-Loss Quarter, the Receiver shall pay to the Assuming Institution an amount equal to eighty percent (80%) of the Shared-Loss Amount for such Shared-Loss Quarter. If the Shared-Loss Amount during any Shared-Loss Quarter is negative, the Assuming Institution shall pay to the Receiver an amount equal to eighty percent (80%) of the Shared-Loss Amount for such Shared-Loss Quarter, which payment shall be delivered to the Receiver together with the Quarterly Certificate for such Shared-Loss Quarter.

(ii)                                  (A)                               If the amount of gross Recoveries during any Recovery Quarter less Recovery Expenses during such Recovery Quarter plus SLS Net Realized Gains and reversals of OTTI Loss on Shared-Loss Securities (the “Recovery Amount”) is positive, then, simultaneously with its delivery of the Quarterly Certificate with respect to such Recovery Quarter, the Assuming Institution shall pay to the Receiver an amount equal to eighty percent (80%) of the Recovery Amount for such Recovery Quarter.

(B)                               If the Recovery Amount is negative, then such negative amount shall be subtracted from the amount of gross Recoveries during the next succeeding Recovery Quarter in determining the Recovery Amount in such next succeeding Recovery Quarter; provided, that this Section 2.1(b)(ii) shall operate successively in the event that the Recovery Amount (after giving effect to this Section 2.1(b)(ii)) in such next succeeding Recovery Quarter is negative.

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(C)                               The Assuming Institution shall specify, in the Quarterly Certificate for the final Recovery Quarter, the aggregate amount for all Recovery Quarters only, as of the end of, and including, the final Recovery Quarter of (A) Recoveries plus SLS Net Realized Gains and reversals of OTTI Loss on Shared-Loss Securities (“Aggregate Recovery Period Recoveries”), (B) Recovery Expenses (“Aggregate Recovery Expenses”), and (C) only those Recovery Expenses that have been actually “offset” against Aggregate Recovery Period Recoveries (including those so “offset” in that final Recovery Quarter) (“Aggregate Offset Recovery Expenses”); as used in this sentence, the term “offset” means the amount that has been applied to reduce gross Recoveries in any Recovery Quarter pursuant to the methodology set forth in this Section 2.1(b)(ii). If, at the end of the final Recovery Quarter the amount of Aggregate Recovery Expenses exceeds the amount of Aggregate Recovery Period Recoveries, the Receiver shall have no obligation to pay to the Assuming Institution all or any portion of such excess.

(D)                               Subsequent to the Assuming Institution’s calculation of the Recovery Amount (if any) for the final Recovery Quarter, the Assuming Institution shall also show on the Quarterly Certificate for the final Recovery Quarter the results of the following three mathematical calculations: (i) Aggregate Recovery Period Recoveries minus Aggregate Offset Recovery Expenses; (ii) Aggregate Recovery Expenses minus Aggregate Offset Recovery Expenses; and (iii) the lesser of the two amounts calculated in (i) and (ii) immediately above (“Additional Recovery Expenses”) multiplied by 80% (the amount so calculated in (iii) being defined as the “Additional Recovery Expense Amount”). If the Additional Recovery Expense Amount is greater than zero, then the Assuming Institution may request in the Quarterly Certificate for the final Recovery Quarter that the Receiver reimburse the Assuming Institution the amount of the Additional Recovery Expense Amount and the Receiver shall pay to the Assuming Institution the Additional Recovery Expense Amount within fifteen (15) days after the date on which the Receiver receives that Quarterly Certificate.

(E)                                On the Quarterly Certificate for the final Recovery Quarter only, the Assuming Institution may include, in addition to any Recovery Expenses for that Recovery Quarter that were paid by or on behalf of the Assuming Institution in that Recovery Quarter, those Recovery Expenses that: (a) were incurred prior to or during the final Recovery Quarter, and (b) had not been included in any Quarterly Certificate for any Recovery Quarter because they had not been actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) during any Recovery Quarter, and (c) were actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) prior to the date the Assuming Institution is required to deliver that final Quarterly Certificate to the Receiver under the terms of Section 2.1(a)(ii).

(iii)                                 With respect to each Shared-Loss Quarter and Recovery Quarter, collections by or on behalf of the Assuming Institution on any charge-off effected by the Failed Bank prior to Bank Closing on an Asset other than a Shared-Loss Asset or Shared-Loss Securities shall be reported as Recoveries under this Section 2.1 only to the extent such collections exceed the Book Value of such Asset, if any. For any Shared-Loss Quarter or Recovery Quarter in which collections by or on behalf of the Assuming Institution on such Asset are applied to both Book Value and to a charge-off effected by the Failed Bank prior to Bank Closing, the amount of expenditures incurred by or on behalf of the Assuming Institution attributable to the collection of any such Asset, that shall be considered a Reimbursable Expense or a Recovery Expense under this Section 2.1 will be limited to a proportion of such expenditures which is equal to the proportion derived by dividing (A) the amount of collections on such Asset applied to a charge-off effected by the Failed Bank prior to Bank Closing, by (B) the total collections on such Assets. With respect to Assets that were completely charged off by the Failed Bank and had a zero Book Value at Bank Closing, for the purpose of calculating the payments under this Section 2.1(b) for Recoveries on those Assets for each such quarter, the Assuming Institution shall pay an amount equal to fifty percent (50%) of the Recoveries on Failed Bank Charge-Offs/Write-Downs with respect to such Assets, and shall separately account for the other computations on those Recoveries under this Section 2.1(b) using fifty percent (50%) (and not eighty percent

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(80%)).

(iv)                              If the Assuming Institution has duly specified an amount of Reimbursable Expenses on the Quarterly Certificate for the first Recovery Quarter as described above in Section 2.1(a)(ii)(E), then, not later than fifteen (15) days after the date on which the Receiver receives that Quarterly Certificate, the Receiver shall pay to the Assuming Institution an amount equal to eighty percent (80%) of the amount of such Reimbursable Expenses.

(v)                                 If the First Loss Tranche as determined under the Purchase and Assumption Agreement is a positive number, Receiver has no obligation to make payment for any Shared Loss Quarters until the Shared -Loss Payment Trigger is satisfied.

(vi)                              Payments from the Receiver with respect to this Commercial Shared-Loss Agreement are administrative expenses of the Receiver. To the extent the Receiver needs funds for shared-loss payments respect to this Commercial Shared-Loss Agreement, the Receiver shall request funds under the Master Loan and Security Agreement, as amended (“MLSA”), from FDIC in its corporate capacity. The Receiver will not agree to any amendment of the MLSA that would prevent the Receiver from drawing on the MLSA to fund shared-loss payments.

(c)                                  Limitation on Shared-Loss Payment. The Receiver shall not be required to make any payments pursuant to this Section 2.1 with respect to any Charge-Off of a Shared-Loss Asset that the Receiver or the Corporation determines, based upon the Examination Criteria, should not have been effected by the Assuming Institution; provided, (x) the Receiver must provide notice to the Assuming Institution detailing the grounds for not making such payment, (y) the Receiver must provide the Assuming Institution with a reasonable opportunity to cure any such deficiency and (z) (1) to the extent curable, if cured, the Receiver shall make payment with respect to any properly effected Charge-Off and (2) to the extent not curable, the Receiver shall make a payment as to all Charge-Offs (or portion of Charge-Offs) that were effected which would have been payable as a Charge-Off if the Assuming Institution had properly effected such Charge-Off. In the event that the Receiver does not make any payments with respect to any Charge-Off of a Shared-Loss Asset pursuant to this Section 2.1 or determines that a payment was improperly made, the Assuming Institution and the Receiver shall, upon final resolution, make such accounting adjustments and payments as may be necessary to give retroactive effect to such corrections. Failure to administer any Shared-Loss Asset or Assets, or Shared-Loss Securities, in accordance with Article III shall at the discretion of the Receiver constitute grounds for the loss of shared loss coverage with respect to such Shared-Loss Loan or Loans.

(d)                                 Sale of, or Additional Advances or Amendments with Respect to, Shared-Loss Loans and Administration of Related Loans. No Shared-Loss Loan shall be treated as a Shared-Loss Asset pursuant to this Section 2.1 (i) if the Assuming Institution sells or otherwise transfers such Shared-Loss Loan or any interest therein (whether with or without recourse) to any Person, (ii) after the Assuming Institution makes any additional advance, commitment or increase in the amount of a commitment with respect to such Shared-Loss Loan that does not constitute a Permitted Advance or a Shared-Loss Loan Commitment Advance, (iii) after the Assuming Institution makes any amendment, modification, renewal or extension to such Shared-Loss Loan that does not constitute a Permitted Amendment, or (iv) after the Assuming Institution has managed, administered or collected any “Related Loan” (as such term is defined in Section 3.4 of Article III of this Commercial Shared-Loss Agreement) in any manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of such Shared-Loss Asset to which such loan is related; provided, that any such Shared-Loss Loan that has been the subject of Charge-Offs prior to the taking of any action described in clause (i), (ii), (iii) or (iv) of this Section 2.1(d) by the Assuming Institution shall be treated as a Shared-Loss Asset pursuant to this Section

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2.1 solely for the purpose of treatment of Recoveries on such Charge-Offs until such time as the amount of Recoveries with respect to such Shared-Loss Asset equals such Charge-Offs.

(e)                                  Option to Purchase.

(i)                                     In the event that the Assuming Institution determines that there is a substantial likelihood that continued efforts to collect a Shared-Loss Asset or an Asset for which a charge-off was effected by the Failed Bank with, in either case, a Legal Balance of $5,000,000 or more on the Accounting Records of the Assuming Institution will result in an expenditure, after Bank Closing, of funds by on behalf of the Assuming Institution to a third party for a specified purpose (the expenditure of which, in its best judgment, will maximize collections), which do not constitute Reimbursable Expenses or Recovery Expenses, and such expenses will exceed ten percent (10%) of the then book value thereof as reflected on the Accounting Records of the Assuming Institution, the Assuming Institution shall (i) promptly so notify the Receiver and (ii) request that such expenditure be treated as a Reimbursable Expense or Recovery Expense for purposes of this Section 2.1. (Where the Assuming Institution determines that there is a substantial likelihood that the previously mentioned situation exists with respect to continued efforts to collect a Shared-Loss Asset or an Asset for which a charge-off was effected by the Failed Bank with, in either case, a Legal Balance of less than $1,000,000 on the Accounting Records of the Assuming Institution, the Assuming Institution may so notify the Receiver and request that such expenditure be treated as a Reimbursable Expense or Recovery Expense.) Within thirty (30) days after its receipt of such a notice, the Receiver will advise the Assuming Institution of its consent or denial, that such expenditures shall be treated as a Reimbursable Expense or Recovery Expense, as the case may be. Notwithstanding the failure of the Receiver to give its consent with respect to such expenditures, the Assuming Institution shall continue to administer such Shared-Loss Asset in accordance with Section 2.2, except that the Assuming Institution shall not be required to make such expenditures. At any time after its receipt of such a notice and on or prior to the Termination Date the Receiver shall have the right to purchase such Shared-Loss Asset or Asset as provided in Section 2.1(e)(iii), notwithstanding any consent by the Receiver with respect to such expenditure.

(ii)                              During the period prior to the Termination Date, the Assuming Institution shall notify the Receiver within fifteen (15) days after any of the following becomes fully or partially charged-off:

(A) a Shared-Loss Loan having a Legal Balance (or, in the case of more than one (1) Shared-Loss Loan made to the same Obligor, a combined Legal Balance) of $5,000,000 or more in circumstances in which the legal claim against the relevant Obligor survives; or

(B) a Shared-Loss Loan to a director, an “executive officer” as defined in 12 C.F.R. 215.2(d), a “principal shareholder” as defined in 12 C.F.R. 215.2(l), or an Affiliate of the Assuming Institution.

During the period prior to the Termination Date, the Assuming Institution shall notify the Receiver within fifteen (15) days after any complete or partial charge-off of a Shared-Loss Loan to a director, an “executive officer” as defined in 12 C.F.R. 215.2(d), a “principal shareholder” as defined in 12 C.F.R. 215.2(l), or an Affiliate of the Assuming Institution.

(iii)                               If the Receiver determines in its discretion that the Assuming Institution is not diligently pursuing collection efforts with respect to any Shared-Loss Asset which has been fully or partially charged-off or written-down (including any Shared-Loss Asset which is identified or required to be identified in a notice pursuant to Section 2.1(e)(ii)) or any Asset for which there exists a Failed Bank Charge-Off/Write-Down, the Receiver may at its option, exercisable at any time on or prior to the Termination Date,

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require the Assuming Institution to assign, transfer and convey such Shared-Loss Asset or Asset to and for the sole benefit of the Receiver for a price equal to the Shared-Loss Asset Repurchase Price thereof less the Related Liability Amount with respect to any Related Liabilities related to such Shared-Loss Asset or Asset.

(iv)                              Not later than ten (10) days after the date upon which the Assuming Institution receives notice of the Receiver’s intention to purchase or require the assignment of any Shared-Loss Asset or Asset pursuant to Section 2.1(e)(i) or (iii), the Assuming Institution shall transfer to the Receiver such Shared-Loss Asset or Asset and any Credit Files relating thereto and shall take all such other actions as may be necessary and appropriate to adequately effect the transfer of such Shared-Loss Asset or Asset from the Assuming Institution to the Receiver. Not later than fifteen (15) days after the date upon which the Receiver receives such Shared-Loss Asset or Asset and any Credit Files relating thereto, the Receiver shall pay to the Assuming Institution an amount equal to the Shared-Loss Asset Repurchase Price of such Shared-Loss Asset or Asset less the Related Liability Amount.

(v)                                 The Receiver shall assume all Related Liabilities with respect to any Shared-Loss Asset or Asset set forth in the notice described in Section 2.1(e)(iv).

(f)                                   Dispute Resolution.

(i) (A) Any dispute as to whether a Charge-Off of a Shared-Loss Asset was made in accordance with Examination Criteria shall be resolved by the Assuming Institution’s Chartering Authority. (B) With respect to any other dispute arising under the terms of this Commercial Shared-Loss Agreement which the parties hereto cannot resolve after having negotiated such matter, in good faith, for a thirty (30) day period, other than a dispute the Corporation is not permitted to submit to arbitration under the Administrative Dispute Resolution Act of 1996 (“ADRA”), as amended, such other dispute shall be resolved by determination of a review board (a “Review Board”) established pursuant to Section 2.1(f). Any Review Board under this Section 2.1(f) shall follow the provisions of the Federal Arbitration Act and shall follow the provisions of the ADRA. (C) Any determination by the Assuming Institution’s Chartering Authority or by a Review Board shall be conclusive and binding on the parties hereto and not subject to further dispute, and judgment may be entered on said determination in accordance with applicable arbitration law in any court having jurisdiction thereof.

(ii)                                  A Review Board shall consist of three (3) members, each of whom shall have such expertise as the Corporation and the Assuming Institution agree is relevant. As appropriate, the Receiver or the Corporation (the “FDIC Party”) will select one member, one member will be selected by the Assuming Institution and the third member (the “Neutral Member”) will be selected by the other two members. The member of the Review Board selected by a party may be removed at any time by such party upon two (2) days’ written notice to the other party of the selection of a replacement member. The Neutral Member may be removed by unanimous action of the members appointed by the FDIC Party and the Assuming Institution after two (2) days’ prior written notice to the FDIC Party and the Assuming Institution of the selection of a replacement Neutral Member. In addition, if a Neutral Member fails for any reason to serve or continue to serve on the Review Board, the other remaining members shall so notify the parties to the dispute and the Neutral Member in writing that such Neutral Member will be replaced, and the Neutral Member shall thereafter be replaced by the unanimous action of the other remaining members within twenty (20) business days of that notification.

(iii)                               No dispute may be submitted to a Review Board by any of the parties to this Commercial Shared-Loss Agreement unless such party has provided to the other party a written notice of dispute (“Notice of Dispute”). During the forty-five (45)-day period following the providing of a Notice of Dispute, the parties to the dispute will make every effort in good faith to resolve the dispute by mutual

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agreement. As part of these good faith efforts, the parties should consider the use of less formal dispute resolution techniques, as judged appropriate by each party in its sole discretion. Such techniques may include, but are not limited to, mediation, settlement conference, and early neutral evaluation. If the parties have not agreed to a resolution of the dispute by the end of such forty-five (45)-day period, then, subject to the discretion of the Corporation and the written consent of the Assuming Institution as set forth in Section 2.1(f)(i)(B) above, on the first day following the end of such period, the FDIC Party and the Assuming Institution shall notify each other of its selection of its member of the Review Board and such members shall be instructed to promptly select the Neutral Member of the Review Board. If the members appointed by the FDIC Party and the Assuming Institution are unable to promptly agree upon the initial selection of the Neutral Member, or a timely replacement Neutral Member as set forth in Section 2.1(f)(ii) above, the two appointed members shall apply to the American Arbitration Association (“AAA”), and such Neutral Member shall be appointed in accordance with the Commercial Arbitration Rules of the AAA.

(iv)                              The resolution of a dispute pursuant to this Section 2.1(f) shall be governed by the Commercial Arbitration Rules of the AAA to the extent that such rules are not inconsistent with this Section 2.1(f). The Review Board may modify the procedures set forth in such rules from time to time with the prior approval of the FDIC Party and the Assuming Institution.

(v)                           Within fifteen (15) days after the last to occur of the final written submissions of both parties, the presentation of witnesses, if any, and oral presentations, if any, the Review Board shall adopt the position of one of the parties and shall present to the parties a written award regarding the dispute. The determination of any two (2) members of a Review Board will constitute the determination of such Review Board.

(vi)                              The FDIC Party and the Assuming Institution will each pay the fees and expenses of the member of the Review Board selected by it. The FDIC Party and Assuming Institution will share equally the fees and expenses of the Neutral Member. No such fees or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the FDIC Party under this Commercial Shared-Loss Agreement or otherwise.

(vii)                           Each party will bear all costs and expenses incurred by it in connection with the submission of any dispute to a Review Board. No such costs or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the FDIC Party under this Commercial Shared-Loss Agreement or otherwise. The Review Board shall have no authority to award costs or expenses incurred by either party to these proceedings.

(viii)                        Any dispute resolution proceeding held pursuant to this Section 2.1(f) shall not be public. In addition, each party and each member of any Review Board shall strictly maintain the confidentiality of all issues, disputes, arguments, positions and interpretations of any such proceeding, as well as all information, attachments, enclosures, exhibits, summaries, compilations, studies, analyses, notes, documents, statements, schedules and other similar items associated therewith, except as the parties agree in writing or such disclosure is required pursuant to law, rule or regulation. Pursuant to ADRA, dispute resolution communications may not be disclosed either by the parties or by any member of the Review board unless:

(1) all parties to the dispute resolution proceeding agree in writing;

(2) the communication has already been made public;

(3) the communication is required by statute, rule or regulation to be made public; or

(4) a court determines that such testimony or disclosure is necessary to prevent a manifest

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injustice, help establish a violation of the law or prevent harm to the public health or safety, or of sufficient magnitude in the particular case to outweigh the integrity of dispute resolution proceedings in general by reducing the confidence of parties in future cases that their communications will remain confidential.

(ix)                              Any dispute resolution proceeding pursuant to this Section 2.1(f) (whether as a matter of good faith negotiations, by resort to a Review Board, or otherwise) is a compromise negotiation for purposes of the Federal Rules of Evidence and state rules of evidence. The parties agree that all proceedings, including any statement made or document prepared by any party, attorney or other participants are privileged and shall not be disclosed in any subsequent proceeding or document or construed for any purpose as an admission against interest. Any document submitted and any statements made during any dispute resolution proceeding are for settlement purposes only. The parties further agree not to subpoena any of the members of the Review Board or any documents submitted to the Review Board. In no event will the Neutral Member voluntarily testify on behalf of any party.

(x)                                 No decision, interpretation, determination, analysis, statement, award or other pronouncement of any Review Board shall constitute precedent as regards any subsequent proceeding (whether or not such proceeding involves dispute resolution under this Commercial Shared-Loss Agreement) nor shall any Review Board be bound to follow any decision, interpretation, determination, analysis, statement, award or other pronouncement rendered by any previous Review Board or any other previous dispute resolution panel which may have convened in connection with a transaction involving other failed financial institutions or Federal assistance transactions.

(xi)                       The parties may extend any period of time in this Section 2.1(f) by mutual agreement. Notwithstanding anything above to the contrary, no dispute shall be submitted to a Review Board until each member of the Review Board, and any substitute member, if applicable, agrees to be bound by the provisions of this Section 2.1(f) as applicable to members of a Review Board. Prior to the commencement of the Review Board proceedings, or, in the case of a substitute Neutral Member, prior to the re-commencement of such proceedings subsequent to that substitution, the Neutral Member shall provide a written oath of impartiality.

(xii)                           For the avoidance of doubt, and notwithstanding anything herein to the contrary, in the event any notice of dispute is provided to a party under this Section 2.1(g) prior to the Termination Date, the terms of this Commercial Shared-Loss Agreement shall remain in effect with respect to any such items set forth in such notice until such time as any such dispute with respect to such item is finally resolved.

(g)                                  Payment in the Event Losses Fail to Reach Expected Level. On the date that is 45 days following the last day (such day, the “True-Up Measurement Date”) of the calendar month in which the tenth anniversary of the calendar day following the Bank Closing occurs, or upon the final disposition of all Shared Loss Assets under the Single Family Shared-Loss Agreement at any time after the termination of this Commercial Shared-Loss Agreement, the Assuming Institution shall pay to the Receiver fifty percent (50%) of the excess, if any, of (i) twenty percent (20%) of the Intrinsic Loss Estimate less (ii) the sum of (A) twenty-five percent (25%) of the asset premium (discount) plus (B) twenty-five percent (25%) of the Cumulative Shared-Loss Payments plus (C) the Cumulative Servicing Amount. The Assuming Institution shall deliver to the Receiver not later than 30 days following the True-Up Measurement Date, a schedule, signed by an officer of the Assuming Institution, setting forth in reasonable detail the calculation of the Cumulative Shared-Loss Payments and the Cumulative Servicing Amount.

2.2                               Administration of Shared-Loss Assets. The Assuming Institution shall at all times prior to the Termination Date comply with the Rules Regarding the Administration of Shared-Loss Assets as set

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forth in Article III of this Commercial Shared-Loss Agreement.

2.3                               Auditor Report; Right to Audit.

(a)                                 Within the time period permitted for the examination audit pursuant to 12 CFR Section 363 after the end of each fiscal year from and including the fiscal year during which Bank Closing falls to and including the calendar year during which the Termination Date falls, the Assuming Institution shall deliver to the Corporation and to the Receiver a report signed by its independent public accountants stating that they have reviewed the terms of this Commercial Shared-Loss Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such year by this Article II were not made by the Assuming Institution in accordance herewith. In the event that the Assuming Institution cannot comply with the preceding sentence, it shall promptly submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such year by this Article II were not made by the Assuming Institution in accordance herewith. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made. It is the intention of this provision to align the timing of the audit required under this Commercial Shared-Loss Agreement with the examination audit required pursuant to 12 CFR Section 363.

(b)                                 The Assuming Institution shall perform on an annual basis an internal audit of its compliance with the provisions of this Article II and shall provide the Receiver and the Corporation with copies of the internal audit reports and access to internal audit workpapers related to such internal audit.

(c)                                  The Receiver or the Corporation, their agents, contractors and their employees, may perform an audit to determine the Assuming Institution’s compliance with the provisions of this Commercial Shared-Loss Agreement, including this Article II, at any time by providing not less than ten (10) Business Days prior written notice. The scope and duration of any such audit shall be within the discretion of the Receiver or the Corporation, as the case may be, but shall in no event be administered in a manner that unreasonably interferes with the operation of the Assuming Institution’s business. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments and payments as may be necessary to give retroactive effect to such corrections.

2.4                               Withholdings. Notwithstanding any other provision in this Article II, the Receiver, upon the direction of the Director (or designee) of the Corporation’s Division of Resolutions and Receiverships, may withhold payment for any amounts included in a Quarterly Certificate delivered pursuant to Section 2.1, if, in its judgment, there is a reasonable basis under the terms of this Commercial Shared-Loss Agreement for denying the eligibility of an item for which reimbursement or payment is sought under such Section. In such event, the Receiver shall provide a written notice to the Assuming Institution detailing the grounds for withholding such payment. At such time as the Assuming Institution demonstrates to the satisfaction of the Receiver that the grounds for such withholding of payment, or portion of payment, no longer exist or have been cured, then the Receiver shall pay the Assuming Institution the amount withheld which the Receiver determines is eligible for payment, within fifteen (15) Business Days. In the event the Receiver or the Assuming Institution elects to submit the issue of the eligibility of the item for reimbursement or payment for determination under the dispute resolution procedures of Section 2.1(f), then (i) if the dispute is settled by the mutual agreement of the parties in accordance with Section 2.1(f)(iii), the Receiver shall pay the amount withheld (to the extent so agreed) within fifteen (15) Business Days from the date upon which the dispute is

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determined by the parties to be resolved by mutual agreement, and (ii) if the dispute is resolved by the determination of a Review Board, the Receiver shall pay the amount withheld (to the extent so determined) within fifteen (15) Business Days from the date upon which the Receiver is notified of the determination by the Review Board of its obligation to make such payment. Any payment by the Receiver pursuant to this Section 2.4 shall be made together with interest on the amount thereof from the date the payment was agreed or determined otherwise to be due, at the interest rate per annum determined by the Receiver to be equal to the coupon equivalent of the three (3)-month U.S. Treasury Bill Rate in effect as of the first Business Day of each Calendar Quarter during which such interest accrues as reported in the Federal Reserve Board’s Statistical Release for Selected Interest Rates H.15 opposite the caption “Auction Average - 3-Month” or, if not so reported for such day, for the next preceding Business Day for which such rate was so reported.

2.5                               Books and Records. The Assuming Institution shall at all times during the term of this Commercial Shared-Loss Agreement keep books and records which fairly present all dealings and transactions carried out in connection with its business and affairs. Except as otherwise provided for in the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement, all financial books and records shall be kept in accordance with generally accepted accounting principles, consistently applied for the periods involved and in a manner such that information necessary to determine compliance with any requirement of the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement will be readily obtainable, and in a manner such that the purposes of the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement may be effectively accomplished. Without the prior written approval of the Corporation, the Assuming Institution shall not make any change in its accounting principles adversely affecting the value of the Shared-Loss Assets except as required by a change in generally accepted accounting principles. The Assuming Institution shall notify the Corporation of any change in its accounting principles affecting the Shared-Loss Assets which it believes are required by a change in generally accepted accounting principles.

2.6                               Information. The Assuming Institution shall promptly provide to the Corporation such other information, including financial statements and computations, relating to the performance of the provisions of the Purchase and Assumption Agreement or otherwise relating to its business and affairs or this Commercial Shared-Loss Agreement, as the Corporation or the Receiver may request from time to time.

2.7                               Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior written consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Corporation pursuant to the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement.

ARTICLE III - RULES REGARDING THE ADMINISTRATION OF SHARED-LOSS ASSETS AND

SHARED-LOSS SECURITIES

3.1                               Agreement with Respect to Administration. The Assuming Institution shall (and shall cause any of its Affiliates to which the Assuming Institution transfers any Shared-Loss Assets or Shared-Loss Securities), or shall cause a Third Party Servicer to, manage, administer, and collect the Shared-Loss Assets and Shared-Loss Securities while owned by the Assuming Institution or any Affiliate thereof during the term of this Commercial Shared-Loss Agreement in accordance with the rules set forth in this Article III (“Rules”). The Assuming Institution shall be responsible to the Receiver and the Corporation in the performance of its duties hereunder and shall provide to the Receiver and the Corporation such reports as the Receiver or the Corporation reasonably deems advisable, including but not limited to the reports required by Section 3.3 hereof, and shall permit the Receiver and the Corporation at all times to monitor the Assuming

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Institution’s performance of its duties hereunder.

3.2                       Duties of the Assuming Institution with Respect to Shared-Loss Assets.

(a)  In the performance of its duties under these Rules, the Assuming Institution shall:

(i) manage, administer, collect and effect Charge-Offs and Recoveries with respect to each Shared-Loss Asset in a manner consistent with (A) usual and prudent business and banking practices; (B) the Assuming Institution’s (or, in the case a Third Party Servicer is engaged, the Third Party Servicer’s) practices and procedures including, without limitation, the then-effective written internal credit policy guidelines of the Assuming Institution, with respect to the management, administration and collection of and taking of charge-offs and write-downs with respect to loans, other real estate and repossessed collateral that do not constitute Shared Loss Assets;

(ii) exercise its best business judgment in managing, administering, collecting and effecting Charge-Offs with respect to Shared-Loss Assets;

(iii) use its best efforts to maximize collections with respect to Shared-Loss Assets and, if applicable for a particular Shared-Loss Asset, without regard to the effect of maximizing collections on assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Assets;

(iv) adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Assets, as provided in Section 3.4 hereof;

(v) retain sufficient staff to perform its duties hereunder; and

(vi) provide written notification in accordance with Article IV of this Commercial Shared-Loss Agreement immediately after the execution of any contract pursuant to which any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Assets, together with a copy of that contract.

(b)  Any transaction with or between any Affiliate of the Assuming Institution with respect to any Shared-Loss Asset including, without limitation, the execution of any contract pursuant to which any Affiliate of the Assuming Institution will manage, administer or collect any of the Shared-Loss Assets, or any other action involving self-dealing, shall be subject to the prior written approval of the Receiver or the Corporation.

(c)  The following categories of expenses shall not be deemed to be Reimbursable Expenses or Recovery Expenses:

(i) Federal, State, or local income taxes and expenses related thereto;

(ii) salaries or other compensation and related benefits of Assuming Institution employees and the employees of its Affiliates including, without limitation, any bonus, commission or severance arrangements, training, payroll taxes, dues, or travel- or relocation-related expenses,;

(iii) the cost of space occupied by the Assuming Institution, any Affiliate thereof and their staff, the rental of and maintenance of furniture and equipment, and expenses for data processing including the purchase or enhancement of data processing systems;

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(iv) except as otherwise provided herein, fees for accounting and other independent professional consultants (other than consultants retained to assess the presence, storage or release of any hazardous or toxic substance, or any pollutant or contaminant with respect to the collateral securing a Shared-Loss Asset that has been fully or partially charged-off); provided, that for purposes of this Section 3.2(c)(iv), fees of attorneys and appraisers engaged as necessary to assist in collections with respect to Shared-Loss Assets shall not be deemed to be fees of other independent consultants;

(v)  allocated portions of any other overhead or general and administrative expense other than any fees relating to specific assets, such as appraisal fees or environmental audit fees, for services of a type the Assuming Institution does not normally perform internally;

(vi) any expense not incurred in good faith and with the same degree of care that the Assuming Institution normally would exercise in the collection of troubled assets in which it alone had an interest; and

(vii) any expense incurred for a product, service or activity that is of an extravagant nature or design.

(d)  Subject to Section 3.7, the Assuming Institution shall not contract with third parties to provide services the cost of which would be a Reimbursable Expense or Recovery Expense if the Assuming Institution would have provided such services itself if the relevant Shared-Loss Assets were not subject to the loss-sharing provisions of Section 2.1 of this Commercial Shared-Loss Agreement.

3.3                               Duties of the Assuming Institution with Respect to Shared-Loss Securities.

(a)  In the performance of its duties under these Rules, the Assuming Institution shall:

(i) manage, administer, collect and each Shared-Loss Security in a manner consistent with (A) usual and prudent business and banking practices; (B) the Assuming Institution’s practices and procedures including, without limitation, the then-effective written internal credit policy guidelines of the Assuming Institution, with respect to the management, administration and collection of similar assets that are not Shared-Loss Securities;

(ii) exercise its best business judgment in managing, administering, collecting and effecting Charge-Offs with respect to Shared-Loss Securities;

(iii) use its best efforts to maximize collections with respect to Shared-Loss Securities and, if applicable for a particular Shared-Loss Security, without regard to the effect of maximizing collections on assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Securities, provided that, any sale of a Shared-Loss Security shall only be made with the prior approval of the Receiver or the Corporation;

(iv) adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Securities, as provided in Section 3.4 hereof;

(v) retain sufficient staff to perform its duties hereunder; and

(vi) provide written notification in accordance with Article IV of this Commercial Shared-Loss Agreement immediately after the execution of any contract pursuant to which any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-

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Loss Securities, together with a copy of that contract.

(b)  Any transaction with or between any Affiliate of the Assuming Institution with respect to any Shared-Loss Security including, without limitation, the execution of any contract pursuant to which any Affiliate of the Assuming Institution will manage, administer or collect any of the Shared-Loss Assets, or any other action involving self-dealing, shall be subject to the prior written approval of the Receiver or the Corporation.

(c)  The Assuming Institution shall not contract with third parties to provide services the cost of which would be a Reimbursable Expense or Recovery Expense if the Assuming Institution would have provided such services itself if the relevant Shared-Loss Assets were not subject to the loss-sharing provisions of Section 2.1 of this Commercial Shared-Loss Agreement.

3.4                               Records and Reports. The Assuming Institution shall establish and maintain records on a separate general ledger, and on such subsidiary ledgers as may be appropriate to account for the Shared-Loss Assets and the Shared-Loss Securities, in such form and detail as the Receiver or the Corporation may require, to enable the Assuming Institution to prepare and deliver to the Receiver or the Corporation such reports as the Receiver or the Corporation may from time to time request regarding the Shared-Loss Assets, the Shared-Loss Securities and the Quarterly Certificates required by Section 2.1 of this Commercial Shared-Loss Agreement.

3.5                               Related Loans.

(a)                                 The Assuming Institution shall not manage, administer or collect any “Related Loan” in any manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Asset to which such loan is related. A “Related Loan” means any loan or extension of credit held by the Assuming Institution at any time on or prior to the end of the final Recovery Quarter that is: (i) made to the same Obligor with respect to a Loan that is a Shared-Loss Asset or with respect to a Loan from which Other Real Estate, Additional ORE or Subsidiary ORE derived, or (ii) attributable to the same primary Obligor with respect to any Loan described in clause (i) under the rules of the Assuming Institution’s Chartering Authority concerning the legal lending limits of financial institutions organized under its jurisdiction as in effect on the Commencement Date, as applied to the Assuming Institution.

(b)                                 The Assuming Institution shall prepare and deliver to the Receiver with the Quarterly Certificates for the Calendar Quarters ending June 30 and December 31 for all Shared-Loss Quarters and Recovery Quarters, a schedule of all Related Loans which are commercial loans or commercial real estate loans with Legal Balances of $5,000,000 or more on the Accounting Records of the Assuming Institution as of the end of each such semi-annual period, and all other commercial loans or commercial real estate loans attributable to the same Obligor on such loans of $5,000,000 or more.

3.6                               Legal Action; Utilization of Special Receivership Powers. The Assuming Institution shall notify the Receiver in writing (such notice to be given in accordance with Article IV below and to include all relevant details) prior to utilizing in any legal action any special legal power or right which the Assuming Institution derives as a result of having acquired a Shared-Loss Asset from the Receiver, and the Assuming Institution shall not utilize any such power unless the Receiver shall have consented in writing to the proposed usage. The Receiver shall have the right to direct such proposed usage by the Assuming Institution and the Assuming Institution shall comply in all respects with such direction. Upon request of the Receiver, the Assuming Institution will advise the Receiver as to the status of any such legal action. The Assuming Institution shall immediately notify the Receiver of any judgment in litigation involving any of the aforesaid

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special powers or rights.

3.7                               Third Party Servicer. The Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Commercial Shared-Loss Agreement through or by one or more Third Party Servicers, who may take actions and make expenditures as if any such Third Party Servicer was the Assuming Institution hereunder (and, for the avoidance of doubt, such expenses incurred by any such Third Party Servicer on behalf of the Assuming Institution shall be Reimbursable Expenses or Recovery Expenses, as the case may be, to the same extent such expenses would so qualify if incurred by the Assuming Institution); provided, however, that the use thereof by the Assuming Institution shall not release the Assuming Institution of any obligation or liability hereunder.

ARTICLE IV — PORTFOLIO SALE

4.1                               Assuming Institution Portfolio Sales of Remaining Shared-Loss Assets. The Assuming Institution shall have the right with the concurrence of the Receiver, commencing as of the first day of the third to last Shared-Loss Quarter, to liquidate for cash consideration, in one or more transactions, all or a portion of Shared-Loss Assets held by the Assuming Institution (“Portfolio Sales”). If the Assuming Institution exercises its option under this Section 4.1, it must give thirty (30) days notice in writing to the Receiver setting forth the details and schedule for the Portfolio Sale which shall be conducted by means of sealed bid sales to third parties, not including any of the Assuming Institution’s affiliates, contractors, or any affiliates of the Assuming Institution’s contractors.

4.2                               Calculation of Sale Gain or Loss. For Shared-Loss Assets gain or loss on the sales under Section 4.1 will be calculated as the aggregate sales price received by the Assuming Institution less the aggregate book value of the remaining Shared-Loss Assets.

ARTICLE V — LOSS-SHARING NOTICES GIVEN TO CORPORATION AND/OR RECEIVER

As a supplement to the notice provisions contained in Section 13.7 of the Purchase and Assumption Agreement, any notice, request, demand, consent, approval, or other communication (a “Notice”) given to the Corporation and/or the Receiver in the loss-sharing context shall be given as follows:

5.1                               With respect to a Notice under Section 2 and Sections 3.1-3.5 of this Commercial Shared- Loss Agreement:

Federal Deposit Insurance Corporation

Division of Resolutions and Receiverships

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Assistant Director, Franchise and Asset Marketing

5.2                               With respect to a Notice under Section 3.6 of this Commercial Shared-Loss Agreement:

Federal Deposit Insurance Corporation Legal Division

1601 Bryan Street

Dallas, Texas 75201

Attention: Regional Counsel

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with a copy to:

Federal Deposit Insurance Corporation Legal Division

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Senior Counsel (Special Issues Group)

ARTICLE VI- MISCELLANEOUS

6.1                               Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred by a party hereto in connection with this Commercial Shared-Loss Agreement shall be borne by such party whether or not the transactions contemplated herein shall be consummated.

6.2                               Successors and Assigns; Specific Performance. This Commercial Shared-Loss Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Commercial Shared-Loss Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Federal Deposit Insurance Corporation in its corporate capacity without the consent of Assuming Institution. Notwithstanding anything to the contrary contained in this Commercial Shared-Loss Agreement, except as is expressly permitted in this Section 6.2, the Assuming Institution may not assign or otherwise transfer this Commercial Shared-Loss Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part), or sell or transfer of any subsidiary of the Assuming Institution holding title to Shared-Loss Assets or Shared-Loss Securities, without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Commercial Shared-Loss Agreement includes:(i) a merger or consolidation of the Assuming Institution with or into another company, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity; (ii) a merger or consolidation of the Assuming Institution’s Holding Company with or into another company, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity; (iii) the sale of all or substantially all of the assets of the Assuming Institution to another company or person; or (iv) a sale of shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

For the avoidance of doubt, any transaction under this Section 6.2 that requires the Receiver’s consent that is made without consent of the Receiver hereunder will relieve the Receiver of any of its obligations under this Commercial Shared-Loss Agreement.

No Loss shall be recognized under this Commercial Shared-Loss Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Commercial Shared-Loss Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3                               WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS COMMERCIAL SHARED-LOSS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

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6.4                               No Third Party Beneficiary. This Commercial Shared-Loss Agreement and the Exhibits hereto are for the sole and exclusive benefit of the parties hereto and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries, and nothing in Commercial Shared-Loss Agreement or the Exhibits shall be construed to grant to any other Person any right, remedy or claim under or in respect of this Commercial Shared-Loss Agreement or any provision hereof.

6.5                               Consent. Except as otherwise provided herein, when the consent of a party is required herein, such consent shall not be unreasonably withheld or delayed.

6.6                               Rights Cumulative. Except as otherwise expressly provided herein, the rights of each of the parties under this Commercial Shared-Loss Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Sale Agreement and any of the related agreements or under law. Except as otherwise expressly provided herein, any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right.

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Exhibit 1

For the commercial and other pool, the FDIC reporting requirement includes the following:

•                       A quarterly loan level download for all loans in the asset pool

•                       A quarterly asset level download of commercial ORE

•                       A quarterly certificate report that includes 3 sections:

•                  1: A summary report of total covered losses for the quarter and the derivation of the FDIC portion of the covered loss

•                  2: A summary report on the commercial and other portfolio and covered losses and recoveries

•                  3: A performance report on the outstanding commercial and other pool assets under loss share

•                       A quarterly listing of assets with covered losses

A blank version of the quarterly certificate report is shown below.

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CERTIFICATE
QUARTERLY SUMMARY
FOR COMMAND OTHER SHARED-LOSS AGREEMENT

FDIC- RECEIVER OF

PURCHASE AND ASSUMPTION AGREEMENT DATED:

Shared-Loss Quarter Ended:
(Dollars)

Calculation of Amount Due from (to) FDIC

FDIC % Share	0%		80%		95%		Total
Carry forward from other types of assets:
1. Cumulative losses from single family loans	0		0		0		0
2. Cumulative losses from securities	0		0		0		0
3. Cumulative loss from non-single family	0		0		0		0
4. Total cumulative losses at beg of quarter	0		0		0		0
5. Covered losses (gains) during quarter	0		0		0		0
6. Cumulative loss at end of quarter	0		0		0		0
FDIC % Share	x.0%		x.80%		x 95%
7. Amount Due from (to) FDIC	0	+	0	+	0	=	—
Memo: threshold for recovery percentage	0		0

Preparer name:
Preparer signature
Preparer site:

Officer name:
Officer signature
Officer title:

Date:

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CERTIFICATE
QUARTERLY SUMMARY
FOR COMM AND OTHER SHARED-LOSS AGREEMENT

FDIC - RECEIVER OF
BANK

BANK
PURCH AND ASSUMPTION AGREEMENT DATED:

Shared-Loss Quarter Ended:
(Dollars)

		This Quarter
	Cumulative at beg	Commercial Real Estate Loans			ORE & Oth rapo	Consumer			FDIC	Cumulative at
	of Quarter	Constr & Dev	Other	C & I Loans	assets	Loans	Other Loans	Total	Adjustments	end of Quarter
PART A. Opening/Closing/Net Shared-Loss Asset Balances
1. Opening Balance	0	0	0	0	0	0	0	0	0	0
2. Adjustments: a) Transfers		0	0	0	0	0	0
b) Reclassifications		0	0	0	0	0	0
c) Other	0	0	0	0	0	0	0	0	0	0
3. Adjusted opening Balance	0	0	0	0	0	0	0	0	0	0
4. Add: a) Assumed Commitment Advances	0	0	0	0	0	0	0	0	0	0
b) Permitted Advances	0	0	0	0	0	0	0	0	0	0
c) Capital Expenditures	0	0	0	0	0	0	0	0	0	0
d) Recoveries	0	0	0	0	0	0	0	0	0	0
5. Less: a) Prin Collections (payoffs and amort)	0	0	0	0	0	0	0	0	0	0
b) Sales	0	0	0	0	0	0	0	0	0	0
c) Charge-Offs (excluding accr int)	0	0	0	0	0	0	0	0	0	0
d) Qualifying loss on sales	0	0	0	0	0	0	0	0	0	0
6. Net (Reduction) Increase Amount	0	0	0	0	0	0	0	0	0	0
7. Closing Balance	0	0	0	0	0	0	0	0	0	0
PART B. Charge-Offs, Recoveries & Reimbursable Expenses

8. Charge-offs: a) Principal (from 5c and 5d)	0	0	0	0	0	0	0	0	0	0
b) Accr int (up to 90 days)	0	0	0	0	0	0	0	0	0	0
9. Total Charge-Offs	0	0	0	0	0	0	0	0	0	0
10. Less: Recoveries	0	0	0	0	0	0	0	0	0	0
11. Net Charge-Offs (Recoveries)	0	0	0	0	0	0	0	0	0	0
12. Add: Reimbursable Expenses	0	0	0	0	0	0	0	0	0	0
13. Less: Offsetting Income	0	0	0	0	0	0	0	0	0	0
14. Shared-Loss Debit (Credit) Amount	0	0	0	0	0	0	0	0	0	0

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Failed Bank Name

Performance Status: Commercial and Other Loans

Quarter ending

(Dollars)

Number of Loans / Properties

		Delinquent			In	Repossessed
	Performing	30-59 days	60-89 days	90+ days	Foreclosure	Assets *	Total
Construction & Development	0	0	0	0	0	0	0
Other Comm Real Estate	0	0	0	0	0	0	0
Total Comm Real Estate	0	0	0	0	0	0	0
C&I	0	0	0	0	0	0	0
Consumer Loans	0	0	0	0	0	0	0
Other Loans	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

$ Balance (000s)

		Delinquent			In	Repossessed
	Performing	30-59 days	60-89 days	90+ days	foreclosure	Assets *	Total
Construction & Development	0	0	0	0	0	0	0
Other Comm Real Estate	0	0	0	0	0	0	0
Total Comm Real Estate	0	0	0	0	0	0	0
C&I	0	0	0	0	0	0	0
Consumer Loans	0	0	0	0	0	0	0
Other Loans	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

* ORE For CRE loans; other types of repossessed assets for other types of loans.

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EXHIBIT 2.2

PURCHASE AND ASSUMPTION AGREEMENT

WHOLE BANK

ALL DEPOSITS

AMONG

FEDERAL DEPOSIT INSURANCE CORPORATION,

RECEIVER OF FIRST BANKING CENTER,

BURLINGTON, WISCONSIN

FEDERAL DEPOSIT INSURANCE CORPORATION

AND

FIRST MICHIGAN BANK

TROY, MICHIGAN

DATED AS OF

NOVEMBER 19, 2010

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ARTICLE I	DEFINITIONS	1

ARTICLE II	ASSUMPTION OF LIABILITIES	8

2.1	Liabilities Assumed by Assuming Institution	8
2.2	Interest on Deposit Liabilities	10
2.3	Unclaimed Deposits	10
2.4	Employee Plans	11

ARTICLE III	PURCHASE OF ASSETS	11

3.1	Assets Purchased by Assuming Institution	11
3.2	Asset Purchase Price	11
3.3	Manner of Conveyance; Limited Warranty; Nonrecourse; Etc.	12
3.4	Puts of Assets to the Receiver	12
3.5	Assets Not Purchased by Assuming Institution	14
3.6	Assets Essential to Receiver	16
3.7	Receiver’s Offer to Sell Withheld Loan	17

ARTICLE IV	ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS	17

4.1	Continuation of Banking Business	17
4.2	Agreement with Respect to Credit Card Business	17
4.3	Agreement with Respect to Safe Deposit Business	18
4.4	Agreement with Respect to Safekeeping Business	18
4.5	Agreement with Respect to Trust Business	18
4.6	Agreement with Respect to Bank Premises	19
4.7	Agreement with Respect to Data Processing Equipment and Leases	22
4.8	Agreement with Respect to Certain Existing Agreements	23
4.9	Informational Tax Reporting	24
4.10	Insurance	24
4.11	Office Space for Receiver and Corporation	24
4.12	Agreement with Respect to Continuation of Group Health Plan Coverage for Former Employees	25
4.13	Agreement with Respect to Interim Asset Servicing	26
4.14	Reserved	26
4.15	Agreement with Respect to Loss Sharing	26

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ARTICLE V	DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK	27

5.1	Payment of Checks, Drafts and Orders	27
5.2	Certain Agreements Related to Deposits	27
5.3	Notice to Depositors	27

ARTICLE VI	RECORDS	27

6.1	Transfer of Records	27
6.2	Delivery of Assigned Records	28
6.3	Preservation of Records	28
6.4	Access to Records; Copies	28

ARTICLE VII	BID; INITIAL PAYMENT	26

ARTICLE VIII	ADJUSTMENTS	29

8.1	Pro Forma Statement	29
8.2	Correction of Errors and Omissions; Other Liabilities
8.3	Payments	30
8.4	Interest	30
8.5	Subsequent Adjustments	30

ARTICLE IX	CONTINUING COOPERATION	30

9.1	General Matters	30
9.2	Additional Title Documents	31
9.3	Claims and Suits	31
9.4	Payment of Deposits	31
9.5	Withheld Payments	31
9.6	Proceedings with Respect to Certain Assets and Liabilities	32
9.7	Information	32

ARTICLE X	CONDITION PRECEDENT	33

ARTICLE XI	REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION	33

ARTICLE XII	INDEMNIFICATION	34

12.1	Indemnification of Indemnitees	34
12.2	Conditions Precedent to Indemnification	37
12.3	No Additional Warranty	38
12.4	Indemnification of Corporation and Receiver	38
12.5	Obligations Supplemental	39

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12.6	Criminal Claims	39
12.7	Limited Guaranty of the Corporation	39
12.8	Subrogation	40

ARTICLE XIII	MISCELLANEOUS	40

13.1	Entire Agreement	40
13.2	Headings	40
13.3	Counterparts	40
13.4	Governing Law	40
13.5	Successors	40
13.6	Modification; Assignment	40
13.7	Notice	41
13.8	Manner of Payment	41
13.9	Costs, Fees and Expenses	41
13.10	Waiver	42
13.11	Severability	42
13.12	Term of Agreement	42
13.13	Survival of Covenants, Etc.	42

SCHEDULES

*2.1(a)	Excluded Deposit Liability Accounts	44
3.2	Purchase Price of Assets or Assets	45
*3.5(1)	Excluded Securities	47
*3.5(m)	Excluded Loans	478
*4.15A	Single Family Shared-Loss Assets	49
*4.15B	Commercial Shared-Loss Assets	50
4.15C	Shared-Loss Securities	51
4.15D	Shared-Loss Subsidiaries	52
*6.3	Data Retention Catalog	53
7	Calculation of Deposit Premium	55

EXHIBITS

2.3A	Final Notice Letter	56
2.3B	Affidavit of Mailing	58
3.2(c)	Valuation of Certain Qualified Financial Contracts	59
4.13	Interim Asset Servicing Arrangement	61
4.15A	Single Family Shared-Loss Agreement	65
4.15B	Commercial Shared-Loss Agreement	113

* These Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedules to the Securities and Exchange Commission upon request.

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PURCHASE AND ASSUMPTION AGREEMENT

WHOLE BANK

ALL DEPOSITS

THIS AGREEMENT, made and entered into as of the 19th day of November, 2010, by and among the FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER of FIRST BANKING CENTER, BURLINGTON, WISCONSIN (the “Receiver”), FIRST MICHIGAN BANK,, organized under the laws of the State of Michigan, and having its principal place of business in TROY, MICHIGAN (the “Assuming Institution”), and the FEDERAL DEPOSIT INSURANCE CORPORATION, organized under the laws of the United States of America and having its principal office in Washington, D.C., acting in its corporate capacity (the “Corporation”).

WITNESSETH:

WHEREAS, on Bank Closing, the Chartering Authority closed FIRST BANKING CENTER (the “Failed Bank”) pursuant to applicable law and the Corporation was appointed Receiver thereof; and

WHEREAS, the Assuming Institution desires to purchase certain assets and assume certain deposit and other liabilities of the Failed Bank on the terms and conditions set forth in this Agreement; and

WHEREAS, pursuant to 12 U.S.C. Section 1823(c)(2)(A), the Corporation may provide assistance to the Assuming Institution to facilitate the transactions contemplated by this Agreement, which assistance may include indemnification pursuant to Article XII; and

WHEREAS, the Board of Directors of the Corporation (the “Board”) has determined to provide assistance to the Assuming Institution on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Board has determined pursuant to 12 U.S.C. Section 1823(c)(4)(A) that such assistance is necessary to meet the obligation of the Corporation to provide insurance coverage for the insured deposits in the Failed Bank.

NOW THEREFORE, in consideration of the mutual promises herein set forth and other valuable consideration, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings set forth in this Article I, or elsewhere in this Agreement. As used herein, words imparting the singular include the plural and vice versa.

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“Accounting Records” means the general ledger and subsidiary ledgers and supporting schedules which support the general ledger balances.

“Acquired Subsidiaries” means Subsidiaries of the Failed Bank acquired pursuant to Section 3.1.

“Affiliate” of any Person means any director, officer, or employee of that Person and any other Person (i) who is directly or indirectly controlling, or controlled by, or under direct or indirect common control with, such Person, or (ii) who is an affiliate of such Person as the term “affiliate” is defined in Section 2 of the Bank Holding Company Act of 1956, as amended, 12 U.S.C. Section 1841.

“Agreement” means this Purchase and Assumption Agreement by and among the Assuming Institution, the Corporation and the Receiver, as amended or otherwise modified from time to time.

“Assets” means all assets of the Failed Bank purchased pursuant to Section 3.1. Assets owned by Subsidiaries of the Failed Bank are not “Assets” within the meaning of this definition.

“Assumed Deposits” means Deposits.

“Bank Closing” means the close of business of the Failed Bank on the date on which the Chartering Authority closed such institution.

“Bank Premises” means the banking houses, drive-in banking facilities, and teller facilities (staffed or automated) together with adjacent parking, storage and service facilities and structures connecting remote facilities to banking houses, and land on which the foregoing are located, and unimproved land that are owned or leased by the Failed Bank and that have formerly been utilized, are currently utilized, or are intended to be utilized in the future by the Failed Bank as shown on the Accounting Record of the Failed Bank as of Bank Closing.

“Bid Amount” has the meaning provided in Article VII.

“Bid Valuation Date” means August 25, 2010.

“Book Value” means, with respect to any Asset and any Liability Assumed, the dollar amount thereof stated on the Accounting Records of the Failed Bank. The Book Value of any item shall be determined as of Bank Closing after adjustments made by the Receiver for differences in accounts, suspense items, unposted debits and credits, and other similar adjustments or corrections and for setoffs, whether voluntary or involuntary. The Book Value of a Subsidiary of the Failed Bank acquired by the Assuming Institution shall be determined from the investment in subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting. Without limiting the generality of the foregoing, (i) the Book Value of a Liability Assumed shall include all accrued and unpaid interest thereon as of Bank Closing, and (ii) the Book Value of a Loan shall reflect

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adjustments for earned interest, or unearned interest (as it relates to the “rule of 78s” or add-on-interest loans, as applicable), if any, as of Bank Closing, adjustments for the portion of earned or unearned loan-related credit life and/or disability insurance premiums, if any, attributable to the Failed Bank as of Bank Closing, and adjustments for Failed Bank Advances, if any, in each case as determined for financial reporting purposes. The Book Value of an Asset shall not include any adjustment for loan premiums, discounts or any related deferred income, fees or expenses, or general or specific reserves on the Accounting Records of the Failed Bank. For Shared-Loss Securities, Book Value means the value of the security provided in the Information Package.

“Business Day” means a day other than a Saturday, Sunday, Federal legal holiday or legal holiday under the laws of the State where the Failed Bank is located, or a day on which the principal office of the Corporation is closed.

“Chartering Authority” means (i) with respect to a national bank, the Office of the Comptroller of the Currency, (ii) with respect to a Federal savings association or savings bank, the Office of Thrift Supervision, (iii) with respect to a bank or savings institution chartered by a State, the agency of such State charged with primary responsibility for regulating and/or closing banks or savings institutions, as the case may be, (iv) the Corporation in accordance with 12 U.S.C. Section 1821(c), with regard to self appointment, or (v) the appropriate Federal banking agency in accordance with 12 U.S.C. 1821(c)(9).

“Commitment” means the unfunded portion of a line of credit or other commitment reflected on the books and records of the Failed Bank to make an extension of credit (or additional advances with respect to a Loan) that was legally binding on the Failed Bank as of Bank Closing, other than extensions of credit pursuant to the credit card business and overdraft protection plans of the Failed Bank, if any.

“Credit Documents” mean the agreements, instruments, certificates or other documents at any time evidencing or otherwise relating to, governing or executed in connection with or as security for, a Loan, including without limitation notes, bonds, loan agreements, letter of credit applications, lease financing contracts, banker’s acceptances, drafts, interest protection agreements, currency exchange agreements, repurchase agreements, reverse repurchase agreements, guarantees, deeds of trust, mortgages, assignments, security agreements, pledges, subordination or priority agreements, lien priority agreements, undertakings, security instruments, certificates, documents, legal opinions, participation agreements and intercreditor agreements, and all amendments, modifications, renewals, extensions, rearrangements, and substitutions with respect to any of the foregoing.

“Credit File” means all Credit Documents and all other credit, collateral, or insurance documents in the possession or custody of the Assuming Institution, or any of its Subsidiaries or Affiliates, relating to an Asset or a Loan included in a Put Notice, or copies of any thereof.

“Data Processing Equipment” means any equipment, computer hardware, or computer software (and the lease or licensing agreements related thereto) other than Personal

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Computers, owned or leased by the Failed Bank at Bank Closing, which is, was, or could have been used by the Failed Bank in connection with data processing activities.

“Deposit” means a deposit as defined in 12 U.S.C. Section 1813(l), including without limitation, outstanding cashier’s checks and other official checks and all uncollected items included in the depositors’ balances and credited on the books and records of the Failed Bank; provided, that the term “Deposit” shall not include all or any portion of those deposit balances which, in the discretion of the Receiver or the Corporation, (i) may be required to satisfy it for any liquidated or contingent liability of any depositor arising from an unauthorized or unlawful transaction, or (ii) may be needed to provide payment of any liability of any depositor to the Failed Bank or the Receiver, including the liability of any depositor as a director or officer of the Failed Bank, whether or not the amount of the liability is or can be determined as of Bank Closing.

“Deposit Secured Loan” means a loan in which the only collateral securing the loan is Assumed Deposits or deposits at other insured depository institutions.

“Electronically Stored Information” means any system backup tapes, any electronic mail (whether on an exchange or other similar system), any data on personal computers and any data on server hard drives.

“Failed Bank Advances” means the total sums paid by the Failed Bank to (i) protect its lien position, (ii) pay ad valorem taxes and hazard insurance, and (iii) pay credit life insurance, accident and health insurance, and vendor’s single interest insurance.

“Fair Market Value” means (i)(a) “Market Value” as defined in the regulation prescribing the standards for real estate appraisals used in federally related transactions, 12 C.F.R. § 323.2(g), and accordingly shall mean the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition are the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

(1) Buyer and seller are typically motivated;

(2) Both parties are well informed or well advised, and acting in what they consider their own best interests;

(3) A reasonable time is allowed for exposure in the open market;

(4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

(5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale;

as determined as of Bank Closing by an appraiser chosen by the Assuming Institution from a list of acceptable appraisers provided by the Receiver; any costs and fees associated with such determination shall be shared equally by the Receiver and the Assuming Institution, and (b)

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which, with respect to Bank Premises (to the extent, if any, that Bank Premises are purchased utilizing this valuation method), shall be determined not later than sixty (60) days after Bank Closing by an appraiser selected by the Receiver and the Assuming Institution within seven (7) days after Bank Closing; or (ii) with respect to property other than Bank Premises purchased utilizing this valuation method, the price therefore as established by the Receiver and agreed to by the Assuming Institution, or in the absence of such agreement, as determined in accordance with clause (i)(a) above.

“Fixtures” means those leasehold improvements, additions, alterations and installations constituting all or a part of Bank Premises and which were acquired, added, built, installed or purchased at the expense of the Failed Bank, regardless of the holder of legal title thereto as of Bank Closing.

“Furniture and Equipment” means the furniture and equipment (other than Safe Deposit Boxes, motor vehicles, Personal Computers, and Data Processing Equipment), leased or owned by the Failed Bank and reflected on the books of the Failed Bank as of Bank Closing and located on or at Bank Premises, including without limitation automated teller machines, carpeting, furniture, office machinery, shelving, office supplies, telephone, surveillance and security systems, ancillary equipment, and artwork. Furniture and equipment located at a storage facility not adjacent to a Bank Premises are excluded from this definition.

“Indemnitees” means, except as provided in paragraph (11) of Section 12.1(b), (i) the Assuming Institution, (ii) the Subsidiaries and Affiliates of the Assuming Institution other than any Subsidiaries or Affiliates of the Failed Bank that are or become Subsidiaries or Affiliates of the Assuming Institution, and (iii) the directors, officers, employees and agents of the Assuming Institution and its Subsidiaries and Affiliates who are not also present or former directors, officers, employees or agents of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank.

“Information Package” means the most recent compilation of financial and other data with respect to the Failed Bank, including any amendments or supplements thereto, provided to the Assuming Institution by the Corporation on the web site used by the Corporation to market the Failed Bank to potential acquirers.

“Initial Payment” means the payment made pursuant to Article VII (based on the best information available as of the Bank Closing Date), the amount of which shall be either (i) if the Bid Amount is positive, the aggregate Book Value of the Liabilities Assumed minus the sum of the aggregate purchase price of the Assets and assets purchased and the positive Bid Amount, or (ii) if the Bid Amount is negative, the sum of the aggregate Book Value of the Liabilities Assumed and the negative Bid Amount minus the aggregate purchase price of the Assets and assets purchased. The Initial Payment shall be payable by the Corporation to the Assuming Institution if (i) the Liabilities Assumed are greater than the sum of the positive Bid Amount and the Assets and assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount are greater than the Assets and assets purchased. The Initial Payment shall be payable by the Assuming Institution to the Corporation if (i) the Liabilities Assumed are less than the sum of the positive Bid Amount and the Assets and assets purchased, or if (ii) the sum

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of the Liabilities Assumed and the negative Bid Amount is less than the Assets and assets purchased. Such Initial Payment shall be subject to adjustment as provided in Article VIII.

“Legal Balance” means the amount of indebtedness legally owed by an Obligor with respect to a Loan, including principal and accrued and unpaid interest, late fees, attorneys’ fees and expenses, taxes, insurance premiums, and similar charges, if any.

“Liabilities Assumed” has the meaning provided in Section 2.1.

“Lien” means any mortgage, lien, pledge, charge, assignment for security purposes, security interest, or encumbrance of any kind with respect to an Asset, including any conditional sale agreement or capital lease or other title retention agreement relating to such Asset.

“Loans” means all of the following owed to or held by the Failed Bank as of Bank Closing:

(i)            loans (including loans which have been charged off the Accounting Records of the Failed Bank in whole or in part prior to and including the Bid Valuation Date), participation agreements, interests in participations, overdrafts of customers (including but not limited to overdrafts made pursuant to an overdraft protection plan or similar extensions of credit in connection with a deposit account), revolving commercial lines of credit, home equity lines of credit, Commitments, United States and/or State-guaranteed student loans, and lease financing contracts;

(ii)           all Liens, rights (including rights of set-off), remedies, powers, privileges, demands, claims, priorities, equities and benefits owned or held by, or accruing or to accrue to or for the benefit of, the holder of the obligations or instruments referred to in clause (i) above, including but not limited to those arising under or based upon Credit Documents, casualty insurance policies and binders, standby letters of credit, mortgagee title insurance policies and binders, payment bonds and performance bonds at any time and from time to time existing with respect to any of the obligations or instruments referred to in clause (i) above; and

(iii)          all amendments, modifications, renewals, extensions, refinancings, and refundings of or for any of the foregoing.

“Obligor” means each Person liable for the full or partial payment or performance of any Loan, whether such Person is obligated directly, indirectly, primarily, secondarily, jointly, or severally.

“Other Real Estate” means all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights that are owned by the Failed Bank.

“Payment Date” means the first Business Day after the Bank Closing Date.

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“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof, excluding the Corporation.

“Personal Computer(s)” means computers based on a microprocessor generally designed to be used by one person at a time and which usually store informational data on that computer’s internal hard drive or attached peripheral. A personal computer can be found in various configurations such as laptops, net books, and desktops.

“Primary Indemnitor” means any Person (other than the Assuming Institution or any of its Affiliates) who is obligated to indemnify or insure, or otherwise make payments (including payments on account of claims made against) to or on behalf of any Person in connection with the claims covered under Article XII, including without limitation any insurer issuing any directors and officers liability policy or any Person issuing a financial institution bond or banker’s blanket bond.

“Pro forma” means producing a balance sheet that reflects a reasonably accurate financial statement of the Failed bank through the date of closing. The pro forma financial statements serve as a basis for the opening entries of both the Assuming Institution and the Receiver.

“Put Date” has the meaning provided in Section 3.4.

“Put Notice” has the meaning provided in Section 3.4.

“Qualified Financial Contract” means a qualified financial contract as defined in 12 U.S.C. Section 1821(e)(8)(D).

“Record” means any document, microfiche, microfilm and Electronically Stored Information (including but not limited to magnetic tape, disc storage, card forms and printed copy) of the Failed Bank generated or maintained by the Failed Bank that is owned by or in the possession of the Receiver at Bank Closing.

“Related Liability” with respect to any Asset means any liability existing and reflected on the Accounting Records of the Failed Bank as of Bank Closing for (i) indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting such Asset, (ii) ad valorem taxes applicable to such Asset, and (iii) any other obligation determined by the Receiver to be directly related to such Asset.

“Related Liability Amount” with respect to any Related Liability on the books of the Assuming Institution, means the amount of such Related Liability as stated on the Accounting Records of the Assuming Institution (as maintained in accordance with generally accepted accounting principles) as of the date as of which the Related Liability Amount is being determined. With respect to a liability that relates to more than one asset, the amount of such Related Liability shall be allocated among such assets for the purpose of determining the Related Liability Amount with respect to any one of such assets. Such allocation shall be made by

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specific allocation, where determinable, and otherwise shall be pro rata based upon the dollar amount of such assets stated on the Accounting Records of the entity that owns such asset.

“Repurchase Price” means, with respect to any Loan, first taking the Book Value of the Asset at Bank Closing and either subtracting the Asset discount or adding the Asset premium, and subsequently adjusting that total by (i) adding any advances and interest on such Loan after Bank Closing, (ii) subtracting the total amount received by the Assuming Institution for such Loan after Bank Closing, regardless of how applied, and (iii) adding total disbursements of principal made by Receiver not otherwise included in the Book Value.

“Safe Deposit Boxes” means the safe deposit boxes of the Failed Bank, if any, including the removable safe deposit boxes and safe deposit stacks in the Failed Bank’s vault(s), all rights and benefits under rental agreements with respect to such safe deposit boxes, and all keys and combinations thereto.

“Settlement Date” means the first Business Day immediately prior to the day which is three hundred sixty-five (365) days after Bank Closing, or such other date prior thereto as may be agreed upon by the Receiver and the Assuming Institution. The Receiver, in its discretion, may extend the Settlement Date.

“Settlement Interest Rate” means, for the first calendar quarter or portion thereof during which interest accrues, the rate determined by the Receiver to be equal to the Investment Rate on twenty-six (26)-week United States Treasury Bills as published the week of Bank Closing by the United States Treasury on the TreasuryDirect.gov website; provided, that if no such Investment Rate is published the week of Bank Closing, the Investment Rate for such Treasury Bills most recently published by the United States Treasury on TreasuryDirect.gov prior to Bank Closing shall be used. Thereafter, the rate shall be adjusted to the rate determined by the Receiver to be equal to the Investment Rate on such Treasury Bills in effect as of the first day of each succeeding calendar quarter during which interest accrues as published by The United States Treasury on the TreasuryDirect.gov website.

“Shared-Loss Securities” means those securities and other assets listed on Schedule 4.15C.

“Subsidiary” has the meaning set forth in Section 3(w)(4) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1813(w)(4), as amended.

ARTICLE II

ASSUMPTION OF LIABILITIES

2.1          Liabilities Assumed by Assuming Institution. The Assuming Institution expressly assumes at Book Value (subject to adjustment pursuant to Article VIII) and agrees to pay, perform, and discharge all of the following liabilities of the Failed Bank as of Bank Closing, except as otherwise provided in this Agreement (such liabilities referred to as “Liabilities Assumed”):

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(a)           Assumed Deposits, except those Deposits specifically listed on Schedule 2.1(a); provided, that as to any Deposits of public money which are Assumed Deposits, the Assuming Institution agrees to properly secure such Deposits with such Assets as appropriate which, prior to Bank Closing, were pledged as security by the Failed Bank, or with assets of the Assuming Institution, if such securing Assets, if any, are insufficient to properly secure such Deposits;

(b)           liabilities for indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting any Assets, if any; provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(c)           all borrowings from, and obligations and indebtedness to, Federal Reserve Banks and Federal Home Loan Banks, if any, whether currently owed, or conditional or not yet matured, including but not limited to, if applicable, (i) advances, including principal, interest, and any prepayment fees, costs and expenses; (ii) letters of credit, including any reimbursement obligations; (iii) acquired member assets programs, including representations, warranties, credit enhancement obligations and servicing obligations; (iv) affordable housing programs, including retention agreements and other contracts and monitoring obligations; (v) swaps and other derivatives; and (vi) safekeeping and custody agreements, provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the assets securing such liability as determined by the Receiver; and overdrafts, debit balances, service charges, reclamations and adjustments to accounts with the Federal Reserve Banks as reflected on the books and records of any such Federal Reserve Bank within ninety (90) days after the Bank Closing Date, if any;

(d)           ad valorem taxes applicable to any Asset, if any; provided, that the assumption of any ad valorem taxes pursuant to this paragraph shall be limited to an amount equal to the market value of the Asset to which such taxes apply as determined by the Receiver;

(e)           liabilities, if any, for federal funds purchased, repurchase agreements and overdrafts in accounts maintained with other depository institutions (including any accrued and unpaid interest thereon computed to and including Bank Closing); provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(f)            United States Treasury tax and loan note option accounts, if any;

(g)           liabilities for any acceptance or commercial letter of credit provided, that the assumption of any liability pursuant to this paragraph shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

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(h)           liabilities for any “standby letters of credit” as defined in 12 C.F.R. Section 337.2(a) issued on the behalf of any Obligor of a Loan acquired hereunder by the Assuming Institution, but excluding any other standby letters of credit;

(i)            duties and obligations assumed pursuant to this Agreement including without limitation those relating to the Failed Bank’s Records, credit card business, debit card business, stored value and gift card business, overdraft protection plans, safe deposit business, safekeeping business, or trust business, if any; and

(j)            liabilities, if any, for Commitments;

(k)           liabilities, if any, for amounts owed to any Subsidiary of the Failed Bank acquired under Section 3.1;

(l)            liabilities, if any, with respect to Qualified Financial Contracts;

(m)          liabilities, if any, under any contract pursuant to which mortgage servicing is provided to the Failed Bank by others; and

(n)           all asset-related offensive litigation liabilities and all asset-related defensive litigation liabilities, but only to the extent such liabilities relate to assets subject to a shared-loss agreement, and provided that all other defensive litigation and any class actions with respect to credit card business are retained by the Receiver.

2.2          Interest on Deposit Liabilities. The Assuming Institution agrees that, from and after Bank Closing, it will accrue and pay interest on Deposit liabilities assumed pursuant to Section 2.1 at a rate(s) it shall determine; provided, that for non-transaction Deposit liabilities such rate(s) shall not be less than the lowest rate offered by the Assuming Institution to its depositors for non-transaction deposit accounts. The Assuming Institution shall permit each depositor to withdraw, without penalty for early withdrawal, all or any portion of such depositor’s Deposit, whether or not the Assuming Institution elects to pay interest in accordance with any deposit agreement formerly existing between the Failed Bank and such depositor; and further provided, that if such Deposit has been pledged to secure an obligation of the depositor or other party, any withdrawal thereof shall be subject to the terms of the agreement governing such pledge. The Assuming Institution shall give notice to such depositors as provided in Section 5.3 of the rate(s) of interest which it has determined to pay and of such withdrawal rights.

2.3          Unclaimed Deposits. Fifteen (15) months following the Bank Closing Date, the Assuming Institution will provide the Receiver a listing of all deposit accounts, including the type of account, not claimed by the depositor. The Receiver will review the list and authorize the Assuming Institution to act on behalf of the Receiver to send a “Final Legal Notice” in a form substantially similar to Exhibit 2.3A to the owner(s) of the unclaimed deposits reminding them of the need to claim or arrange to continue their account(s) with the Assuming Institution. The Assuming Institution will send the “Final Legal Notice” to the depositors within thirty (30) days following notification of the Receiver’s authorization. The Assuming Institution will

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prepare an Affidavit of Mailing and will forward the Affidavit of Mailing to the Receiver after mailing out the “Final Legal Notice” in a form substantially similar to Exhibit 2.3B to the owner(s) of unclaimed deposit accounts.

If, within eighteen (18) months after Bank Closing, any depositor of the Failed Bank does not claim or arrange to continue such depositor’s Deposit assumed pursuant to Section 2.1 at the Assuming Institution, the Assuming Institution shall, within fifteen (15) Business Days after the end of such eighteen (18) month period, (i) refund to the Receiver the full amount of each such deposit (without reduction for service charges), (ii) provide to the Receiver a schedule of all such refunded Deposits in such form as may be prescribed by the Receiver, and (iii) assign, transfer, convey, and deliver to the Receiver, all right, title, and interest of the Assuming Institution in and to the Records previously transferred to the Assuming Institution and other records generated or maintained by the Assuming Institution pertaining to such Deposits. During such eighteen (18) month period, at the request of the Receiver, the Assuming Institution promptly shall provide to the Receiver schedules of unclaimed deposits in such form as may be prescribed by the Receiver.

2.4          Employee Plans. Except as provided in Section 4.12, the Assuming Institution shall have no liabilities, obligations or responsibilities under the Failed Bank’s health care, bonus, vacation, pension, profit sharing, deferred compensation, 401K or stock purchase plans or similar plans, if any, unless the Receiver and the Assuming Institution agree otherwise subsequent to the date of this Agreement.

ARTICLE III

PURCHASE OF ASSETS

3.1          Assets Purchased by Assuming Institution. With the exception of certain assets expressly excluded in Sections 3.5 and 3.6, the Assuming Institution hereby purchases from the Receiver, and the Receiver hereby sells, assigns, transfers, conveys, and delivers to the Assuming Institution, all right, title, and interest of the Receiver in and to all of the assets (real, personal and mixed, wherever located and however acquired) including all subsidiaries, joint ventures, partnerships, and any and all other business combinations or arrangements, whether active, inactive, dissolved or terminated, of the Failed Bank whether or not reflected on the books of the Failed Bank as of Bank Closing. Assets are purchased hereunder by the Assuming Institution subject to all liabilities for indebtedness collateralized by Liens affecting such Assets to the extent provided in Section 2.1.

3.2          Asset Purchase Price.

(a)           All Assets and assets of the Failed Bank subject to an option to purchase by the Assuming Institution shall be purchased for the amount, or the amount resulting from the method specified for determining the amount, as specified on Schedule 3.2, except as otherwise may be provided herein. Any Asset, asset of the Failed Bank subject to an option to purchase or other asset purchased for which no purchase price is specified on Schedule 3.2 or otherwise herein shall be purchased at its Book Value. Loans or other assets charged off the Accounting Records of the Failed Bank before the Bid Valuation Date shall be purchased at a price of zero.

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(b)           The purchase price for securities (other than the capital stock of any Acquired Subsidiary, Shared-Loss Securities, and FHLB stock) purchased under Section 3.1 by the Assuming Institution shall be the market value thereof as of Bank Closing, which market value shall be (i) the market price for each such security quoted at the close of the trading day effective on Bank Closing as published electronically by Bloomberg, L.P., or alternatively, at the discretion of the Receiver, IDC/Financial Times (FT) Interactive Data; (ii) provided, that if such market price is not available for any such security, the Assuming Institution will submit a bid for each such security within three days of notification/bid request by the Receiver (unless a different time period is agreed to by the Assuming Institution and the Receiver) and the Receiver, in its sole discretion will accept or reject each such bid; and (iii) further provided in the absence of an acceptable bid from the Assuming Institution, each such security shall not pass to the Assuming Institution and shall be deemed to be an excluded asset hereunder.

(c)           Qualified Financial Contracts shall be purchased at market value determined in accordance with the terms of Exhibit 3.2(c). Any costs associated with such valuation shall be shared equally by the Receiver and the Assuming Institution.

3.3          Manner of Conveyance; Limited Warranty; Nonrecourse; Etc. THE CONVEYANCE OF ALL ASSETS, INCLUDING REAL AND PERSONAL PROPERTY INTERESTS, PURCHASED BY THE ASSUMING INSTITUTION UNDER THIS AGREEMENT SHALL BE MADE, AS NECESSARY, BY RECEIVER’S DEED OR RECEIVER’S BILL OF SALE, “AS IS,” “WHERE IS,” WITHOUT RECOURSE AND, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, WITHOUT ANY WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ASSETS, EXPRESS OR IMPLIED, WITH RESPECT TO TITLE, ENFORCEABILITY, COLLECTIBILITY, DOCUMENTATION OR FREEDOM FROM LIENS OR ENCUMBRANCES (IN WHOLE OR IN PART), OR ANY OTHER MATTERS.

3.4          Puts of Assets to the Receiver.

(a)           Puts Within 30 Days After Bank Closing. During the thirty (30)-day period following Bank Closing and only during such period (which thirty (30)-day period may be extended in writing in the sole absolute discretion of the Receiver for any Loan), in accordance with this Section 3.4, the Assuming Institution shall be entitled to require the Receiver to purchase any Deposit Secured Loan transferred to the Assuming Institution pursuant to Section 3.1 which is not fully secured by Assumed Deposits or deposits at other insured depository institutions due to either insufficient Assumed Deposit or deposit collateral or deficient documentation regarding such collateral; provided with regard to any Deposit Secured Loan secured by an Assumed Deposit, no such purchase may be required until any Deposit setoff determination, whether voluntary or involuntary, has been made; and, at the end of the thirty (30)-day period following Bank Closing and at that time only, in accordance with this Section 3.4, the Assuming Institution shall be entitled to require the Receiver to purchase any remaining overdraft transferred to the Assuming Institution pursuant to 3.1 which both was made after the Bid Valuation Date and was not made pursuant to an overdraft protection plan or similar extension of credit.

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Notwithstanding the foregoing, the Assuming Institution shall not have the right to require the Receiver to purchase any Loan if (i) the Obligor with respect to such Loan is an Acquired Subsidiary, or (ii) the Assuming Institution has:

(A)                               made any advance in accordance with the terms of a Commitment or otherwise with respect to such Loan;

(B)                               taken any action that increased the amount of a Related Liability with respect to such Loan over the amount of such liability immediately prior to the time of such action;

(C)                               created or permitted to be created any Lien on such Loan which secures indebtedness for money borrowed or which constitutes a conditional sales agreement, capital lease or other title retention agreement;

(D)                               entered into, agreed to make, grant or permit, or made, granted or permitted any modification or amendment to, any waiver or extension with respect to, or any renewal, refinancing or refunding of, such Loan or related Credit Documents or collateral, including, without limitation, any act or omission which diminished such collateral; or

(E)                                sold, assigned or transferred all or a portion of such Loan to a third party (whether with or without recourse).

The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

(b)                                 Puts Prior to the Settlement Date. During the period from the Bank Closing Date to and including the Business Day immediately preceding the Settlement Date, the Assuming Institution shall be entitled to require the Receiver to purchase any Asset which the Assuming Institution can establish is evidenced by forged or stolen instruments as of the Bank Closing Date; provided, that, the Assuming Institution shall not have the right to require the Receiver to purchase any such Asset with respect to which the Assuming Institution has taken any action referred to in Section 3.4(a)(ii) with respect to such Asset. The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

(c)                                  Notices to the Receiver. In the event that the Assuming Institution elects to require the Receiver to purchase one or more Assets, the Assuming Institution shall deliver to the Receiver a notice (a “Put Notice”) which shall include:

(i)                                     a list of all Assets that the Assuming Institution requires the Receiver to purchase;

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(ii)                                  a list of all Related Liabilities with respect to the Assets identified pursuant to (i) above; and

(iii)                               a statement of the estimated Repurchase Price of each Asset identified pursuant to (i) above as of the applicable Put Date.

Such notice shall be in the form prescribed by the Receiver or such other form to which the Receiver shall consent. As provided in Section 9.6, the Assuming Institution shall deliver to the Receiver such documents, Credit Files and such additional information relating to the subject matter of the Put Notice as the Receiver may request and shall provide to the Receiver full access to all other relevant books and records.

(d)                                 Purchase by Receiver. The Receiver shall purchase Assets that are specified in the Put Notice and shall assume Related Liabilities with respect to such Assets, and the transfer of such Assets and Related Liabilities shall be effective as of a date determined by the Receiver which date shall not be later than thirty (30) days after receipt by the Receiver of the Put Notice (the “Put Date”).

(e)                                  Purchase Price and Payment Date. Each Asset purchased by the Receiver pursuant to this Section 3.4 shall be purchased at a price equal to the Repurchase Price of such Asset less the Related Liability Amount applicable to such Asset, in each case determined as of the applicable Put Date. If the difference between such Repurchase Price and such Related Liability Amount is positive, then the Receiver shall pay to the Assuming Institution the amount of such difference; if the difference between such amounts is negative, then the Assuming Institution shall pay to the Receiver the amount of such difference. The Assuming Institution or the Receiver, as the case may be, shall pay the purchase price determined pursuant to this Section 3.4(d) not later than the twentieth (20th) Business Day following the applicable Put Date, together with interest on such amount at the Settlement Interest Rate for the period from and including such Put Date to and including the day preceding the date upon which payment is made.

(f)                                   Servicing. The Assuming Institution shall administer and manage any Asset subject to purchase by the Receiver in accordance with usual and prudent banking standards and business practices until such time as such Asset is purchased by the Receiver.

(g)                                  Reversals. In the event that the Receiver purchases an Asset (and assumes the Related Liability) that it is not required to purchase pursuant to this Section 3.4, the Assuming Institution shall repurchase such Asset (and assume such Related Liability) from the Receiver at a price computed so as to achieve the same economic result as would apply if the Receiver had never purchased such Asset pursuant to this Section 3.4.

3.5                               Assets Not Purchased by Assuming Institution. The Assuming Institution does not purchase, acquire or assume, or (except as otherwise expressly provided in this Agreement) obtain an option to purchase, acquire or assume under this Agreement:

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(a)                                 any financial institution bonds, banker’s blanket bonds, or public liability, fire, extended coverage insurance policy, bank owned life insurance or any other insurance policy of the Failed Bank, or premium refund, unearned premium derived from cancellation, or any proceeds payable with respect to any of the foregoing;

(b)                                 any interest, right, action, claim, or judgment against (i) any officer, director, employee, accountant, attorney, or any other Person employed or retained by the Failed Bank or any Subsidiary of the Failed Bank on or prior to Bank Closing arising out of any act or omission of such Person in such capacity, (ii) any underwriter of financial institution bonds, banker’s blanket bonds or any other insurance policy of the Failed Bank, (iii) any shareholder or holding company of the Failed Bank, or (iv) any other Person whose action or inaction may be related to any loss (exclusive of any loss resulting from such Person’s failure to pay on a Loan made by the Failed Bank) incurred by the Failed Bank; provided, that for the purposes hereof, the acts, omissions or other events giving rise to any such claim shall have occurred on or before Bank Closing, regardless of when any such claim is discovered and regardless of whether any such claim is made with respect to a financial institution bond, banker’s blanket bond, or any other insurance policy of the Failed Bank in force as of Bank Closing;

(c)                                  prepaid regulatory assessments of the Failed Bank, if any;

(d)                                 legal or equitable interests in tax receivables of the Failed Bank, if any, including any claims arising as a result of the Failed Bank having entered into any agreement or otherwise being joined with another Person with respect to the filing of tax returns or the payment of taxes;

(e)                                  amounts reflected on the Accounting Records of the Failed Bank as of Bank Closing as a general or specific loss reserve or contingency account, if any;

(f)                                   leased or owned Bank Premises and leased or owned Furniture and Equipment and Fixtures and Data Processing Equipment located on leased or owned Bank Premises, if any; provided, that the Assuming Institution does obtain an option under Section 4.6, Section 4.7 or Section 4.8, as the case may be, with respect thereto;

(g)                                  owned Bank Premises which the Receiver, in its discretion, determines may contain environmentally hazardous substances;

(h)                                 any “goodwill,” as such term is defined in the instructions to the report of condition prepared by banks examined by the Corporation in accordance with 12 C.F.R. Section 304.3, and other intangibles (other than intellectual property);

(i)                                     any criminal restitution or forfeiture orders issued in favor of the Failed Bank;

(j)                                    reserved;

(k)                                 assets essential to the Receiver in accordance with Section 3.6;

(l)                                     the securities listed on the attached Schedule 3.5(l);

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(m)                             the Loans listed on the attached Schedule 3.5(m); and

(n)                                 prepaid accounts associated with any contract or agreement that the Assuming Institution either does not directly assume pursuant to the terms of this Agreement nor has an option to assume under Section 4.8; and

(o)                                 except with respect to any Federal Home Loan Bank, any contract pursuant to which the Failed Bank provides mortgage servicing for others.

3.6                               Retention or Repurchase of Assets Essential to Receiver.

(a)                                 The Receiver may refuse to sell to the Assuming Institution, or the Assuming Institution agrees, at the request of the Receiver set forth in a written notice to the Assuming Institution, to assign, transfer, convey, and deliver to the Receiver all of the Assuming Institution’s right, title and interest in and to, any Asset or asset essential to the Receiver as determined by the Receiver in its discretion (together with all Credit Documents evidencing or pertaining thereto), which may include any Asset or asset that the Receiver determines to be:

(i)                                     made to an officer, director, or other Person engaging in the affairs of the Failed Bank, its Subsidiaries or Affiliates or any related entities of any of the foregoing;

(ii)                                  the subject of any investigation relating to any claim with respect to any item described in Section 3.5(a) or (b), or the subject of, or potentially the subject of, any legal proceedings;

(iii)                               made to a Person who is an Obligor on a loan owned by the Receiver or the Corporation in its corporate capacity or its capacity as receiver of any institution;

(iv)                              secured by collateral which also secures any asset owned by the Receiver; or

(v)                                 related to any asset of the Failed Bank not purchased by the Assuming Institution under this Article III or any liability of the Failed Bank not assumed by the Assuming Institution under Article II.

(b)                                 Each such Asset or asset purchased by the Receiver shall be purchased at a price equal to the Repurchase Price thereof less the Related Liability Amount with respect to any Related Liabilities related to such Asset or asset, in each case determined as of the date of the notice provided by the Receiver pursuant to Section 3.6(a). The Receiver shall pay the Assuming Institution not later than the twentieth (20th) Business Day following receipt of related Credit Documents and Credit Files together with interest on such amount at the Settlement Interest Rate for the period from and including the date of receipt of such documents to and including the day preceding the day on which payment is made. The Assuming Institution agrees to administer and

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manage each such Asset or asset in accordance with usual and prudent banking standards and business practices until each such Asset or asset is purchased by the Receiver. All transfers with respect to Asset or assets under this Section 3.6 shall be made as provided in Section 9.6. The Assuming Institution shall transfer all such Asset or assets and Related Liabilities to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset or asset, as provided in Section 12.4.

3.7                       Receiver’s Offer to Sell Withheld Loans. For the period of 30 days commencing the day after the Bank Closing Date, the Receiver may sell, in its sole discretion, and the Assuming Institution, may purchase, in its sole discretion, at Book Value as of the Bank Closing Date, any Loans initially withheld from sale to the Assuming Institution pursuant to Sections 3.5 or 3.6 of this Agreement. Except for the sales price, Loans sold under this section will be treated as if initially sold under Section 3.1 of this Agreement, and will be subject to all relevant terms of this Agreement as similarly situated Loans sold and transferred pursuant to this Agreement, provided that, no Loan shall be a Shared Loss Loan pursuant to the Shared Loss Agreements as defined in Section 4.15 hereof if it does not meet the definition of Shared Loss Loan in the applicable Shared Loss Agreement. Payment for Loans sold under this section will be handled through the Settlement process.

ARTICLE IV

ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS

The Assuming Institution agrees with the Receiver and the Corporation as follows:

4.1                               Continuation of Banking Business. For the period commencing the first banking Business Day after Bank Closing and ending no earlier than the first anniversary of Bank Closing, the Assuming Institution will provide full service banking in the trade area of the Failed Bank. Thereafter, the Assuming Institution may cease providing such banking services in the trade area of the Failed Bank, provided the Assuming Institution has received all necessary regulatory approvals. At the option of the Assuming Institution, such banking services may be provided at any or all of the Bank Premises, or at other premises within such trade area. The trade area shall be determined by the Receiver. For the avoidance of doubt, the foregoing shall not restrict the Assuming Institution from opening, closing or selling branches upon receipt of the necessary regulatory approvals, if the Assuming Institution or its successors continue to provide banking services in the trade area. Assuming Institution will pay to the Receiver, upon the sale of a branch or branches within the year following the date of this agreement, fifty percent (50%) of any franchise premium in excess of the franchise premium paid by the Assuming Institution with respect to such branch or branches.

4.2                               Agreement with Respect to Credit Card Business. The Assuming Institution agrees to honor and perform, from and after Bank Closing, all duties and obligations with respect to the Failed Bank’s credit card business (including issuer or merchant acquirer) debit card business, stored value and gift card business, and/or processing related to credit cards, if any, and assumes all outstanding extensions of credit or balances with respect to these lines of business.

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4.3                               Agreement with Respect to Safe Deposit Business. The Assuming Institution assumes and agrees to discharge, from and after Bank Closing, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank with respect to all Safe Deposit Boxes, if any, of the Failed Bank and to maintain all of the necessary facilities for the use of such boxes by the renters thereof during the period for which such boxes have been rented and the rent therefore paid to the Failed Bank, subject to the provisions of the rental agreements between the Failed Bank and the respective renters of such boxes; provided, that the Assuming Institution may relocate the Safe Deposit Boxes of the Failed Bank to any office of the Assuming Institution located in the trade area of the Failed Bank. The Safe Deposit Boxes shall be located and maintained in the trade area of the Failed Bank for a minimum of one year from Bank Closing. The trade area shall be determined by the Receiver. Fees related to the safe deposit business earned prior to the Bank Closing Date shall be for the benefit of the Receiver and fees earned after the Bank Closing Date shall be for the benefit of the Assuming Institution.

4.4                               Agreement with Respect to Safekeeping Business. The Receiver transfers, conveys and delivers to the Assuming Institution and the Assuming Institution accepts all securities and other items, if any, held by the Failed Bank in safekeeping for its customers as of Bank Closing. The Assuming Institution assumes and agrees to honor and discharge, from and after Bank Closing, the duties and obligations of the Failed Bank with respect to such securities and items held in safekeeping. The Assuming Institution shall be entitled to all rights and benefits heretofore accrued or hereafter accruing with respect thereto. The Assuming Institution shall provide to the Receiver written verification of all assets held by the Failed Bank for safekeeping within sixty (60) days after Bank Closing. The assets held for safekeeping by the Failed Bank shall be held and maintained by the Assuming Institution in the trade area of the Failed Bank for a minimum of one year from Bank Closing. At the option of the Assuming Institution, the safekeeping business may be provided at any or all of the Bank Premises, or at other premises within such trade area. The trade area shall be determined by the Receiver. Fees related to the safekeeping business earned prior to the Bank Closing Date shall be for the benefit of the Receiver and fees earned after the Bank Closing Date shall be for the benefit of the Assuming Institution.

4.5                               Agreement with Respect to Trust Business.

(a)                                 The Assuming Institution shall, without further transfer, substitution, act or deed, to the full extent permitted by law, succeed to the rights, obligations, properties, assets, investments, deposits, agreements, and trusts of the Failed Bank under trusts, executorships, administrations, guardianships, and agencies, and other fiduciary or representative capacities, all to the same extent as though the Assuming Institution had assumed the same from the Failed Bank prior to Bank Closing; provided, that any liability based on the misfeasance, malfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business is not assumed hereunder.

(b)                                 The Assuming Institution shall, to the full extent permitted by law, succeed to, and be entitled to take and execute, the appointment to all executorships, trusteeships, guardianships and other fiduciary or representative capacities to which the Failed Bank is or may

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be named in wills, whenever probated, or to which the Failed Bank is or may be named or appointed by any other instrument.

(c)                                  In the event additional proceedings of any kind are necessary to accomplish the transfer of such trust business, the Assuming Institution agrees that, at its own expense, it will take whatever action is necessary to accomplish such transfer. The Receiver agrees to use reasonable efforts to assist the Assuming Institution in accomplishing such transfer.

(d)                                 The Assuming Institution shall provide to the Receiver written verification of the assets held in connection with the Failed Bank’s trust business within sixty (60) days after Bank Closing.

4.6                               Agreement with Respect to Bank Premises.

(a)                                 Option to Purchase. Subject to Section 3.5, the Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to purchase any or all owned Bank Premises, including all Fixtures, Furniture and Equipment located on the Bank Premises. The Assuming Institution shall give written notice to the Receiver within the option period of its election to purchase or not to purchase any of the owned Bank Premises. Any purchase of such premises shall be effective as of the date of Bank Closing and such purchase shall be consummated as soon as practicable thereafter, and in no event later than the Settlement Date. If the Assuming Institution gives notice of its election not to purchase one or more of the owned Bank Premises within seven (7) days of Bank Closing, then, not withstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with appraisals for such Bank Premises and associated Fixtures, Furniture and Equipment.

(b)                                 Option to Lease. The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to cause the Receiver to assign to the Assuming Institution any or all leases for leased Bank Premises, if any, which have been continuously occupied by the Assuming Institution from Bank Closing to the date it elects to accept an assignment of the leases with respect thereto to the extent such leases can be assigned; provided, that the exercise of this option with respect to any lease must be as to all premises or other property subject to the lease. If an assignment cannot be made of any such leases, the Receiver may, in its discretion, enter into subleases with the Assuming Institution containing the same terms and conditions provided under such existing leases for such leased Bank Premises or other property. The Assuming Institution shall give notice to the Receiver within the option period of its election to accept or not to accept an assignment of any or all leases (or enter into subleases or new leases in lieu thereof). The Assuming Institution agrees to assume all leases assigned (or enter into subleases or new leases in lieu thereof) pursuant to this Section 4.6. If the Assuming Institution gives notice of its election not to accept an assignment of a lease for one or more of the leased Bank Premises within seven (7) days of Bank Closing, then, not withstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with appraisals for the Fixtures, Furniture and Equipment located on such leased Bank Premises.

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(c)                                  Facilitation. The Receiver agrees to facilitate the assumption, assignment or sublease of leases or the negotiation of new leases by the Assuming Institution; provided, that neither the Receiver nor the Corporation shall be obligated to engage in litigation, make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation or commit to any other obligations to third parties.

(d)                                 Occupancy. The Assuming Institution shall give the Receiver fifteen (15) days’ prior written notice of its intention to vacate prior to vacating any leased Bank Premises with respect to which the Assuming Institution has not exercised the option provided in Section 4.6(b). Any such notice shall be deemed to terminate the Assuming Institution’s option with respect to such leased Bank Premises.

(e)                                  Occupancy Costs.

(i)                                     The Assuming Institution agrees to pay to the Receiver, or to appropriate third parties at the direction of the Receiver, during and for the period of any occupancy by it of (x) owned Bank Premises the market rental value, as determined by the appraiser selected in accordance with the definition of Fair Market Value, and all operating costs, and (y) leased Bank Premises, all operating costs with respect thereto and to comply with all relevant terms of applicable leases entered into by the Failed Bank, including without limitation the timely payment of all rent. Operating costs include, without limitation all taxes, fees, charges, utilities, insurance and assessments, to the extent not included in the rental value or rent. If the Assuming Institution elects to purchase any owned Bank Premises in accordance with Section 4.6(a), the amount of any rent paid (and taxes paid to the Receiver which have not been paid to the taxing authority and for which the Assuming Institution assumes liability) by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(ii)                                  The Assuming Institution agrees during the period of occupancy by it of owned or leased Bank Premises, to pay to the Receiver rent for the use of all owned or leased Furniture and Equipment and all owned or leased Fixtures located on such Bank Premises for the period of such occupancy. Rent for such property owned by the Failed Bank shall be the market rental value thereof, as determined by the Receiver within sixty (60) days after Bank Closing. Rent for such leased property shall be an amount equal to any and all rent and other amounts which the Receiver incurs or accrues as an obligation or is obligated to pay for such period of occupancy pursuant to all leases and contracts with respect to such property. If the Assuming Institution purchases any owned Furniture and Equipment or owned Fixtures in accordance with Section 4.6(f) or 4.6(h), the amount of any rents paid by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(f)                                   Certain Requirements as to Fixtures, Furniture and Equipment. If the Assuming Institution purchases owned Bank Premises or accepts an assignment of the lease (or enters into a sublease or a new lease in lieu thereof) for leased Bank Premises as provided in Section 4.6(a) or 4.6(b), or if the Assuming Institution does not exercise such option but within twelve (12) months following Bank Closing obtains the right to occupy such premises (whether

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by assignment, lease, sublease, purchase or otherwise), other than in accordance with Section 4.6(a) or (b), the Assuming Institution shall (i) effective as of the date of Bank Closing, purchase from the Receiver all Fixtures, Furniture and Equipment owned by the Failed Bank at Fair Market Value and located thereon as of Bank Closing, (ii) accept an assignment or a sublease of the leases or negotiate new leases for all Fixtures, Furniture and Equipment leased by the Failed Bank and located thereon, and (iii) if applicable, accept an assignment or a sublease of any ground lease or negotiate a new ground lease with respect to any land on which such Bank Premises are located; provided, that the Receiver shall not have disposed of such Fixtures, Furniture and Equipment or repudiated the leases specified in clause (ii) or (iii).

(g)                                  Vacating Premises.

(i)                                     If the Assuming Institution elects not to purchase any owned Bank Premises, the notice of such election in accordance with Section 4.6(a) shall specify the date upon which the Assuming Institution’s occupancy of such premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. The Assuming Institution shall promptly be responsible for relinquishing and releasing to the Receiver such premises and the Fixtures, Furniture and Equipment located thereon which existed at the time of Bank Closing, in the same condition as at Bank Closing and at the premises where it was inventoried at Bank Closing, normal wear and tear excepted. Any of the aforementioned which is missing will be charged to the Assuming Institution at the item’s Fair Market Value as set out in accordance with this Agreement. By occupying any such premises after the expiration of such ninety (90)-day period, the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have agreed to purchase such Bank Premises, and to assume all leases, obligations and liabilities with respect to leased Furniture and Equipment and leased Fixtures located thereon and any ground lease with respect to the land on which such premises are located, and (y) be required to purchase all Fixtures, Furniture and Equipment owned by the Failed Bank and located on such premises as of Bank Closing.

(ii)                                  If the Assuming Institution elects not to accept an assignment of the lease or sublease any leased Bank Premises, the notice of such election in accordance with Section 4.6(b) shall specify the date upon which the Assuming Institution’s occupancy of such leased Bank Premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. Upon vacating such premises, the Assuming Institution shall be liable for relinquishing and releasing to the Receiver such premises and the Fixtures, Furniture and Equipment located thereon which existed at the time of Bank Closing, in the same condition as at Bank Closing, and at the premises where it was inventoried at Bank closing, normal wear and tear excepted. Any of the aforementioned which is missing will be charged to the Assuming Institution at the item’s Fair Market Value as set out in accordance with this Agreement. By failing to provide notice of its intention to vacate such premises prior to the expiration of the option period specified in Section 4.6(b), or by occupying such premises after the one hundred eighty (180)-day period specified above in this paragraph (ii), the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have assumed all leases, obligations and liabilities with respect to such premises (including any ground lease with respect to the land on which premises are located), and leased Furniture and Equipment and leased Fixtures located thereon in accordance with this Section 4.6 (unless the Receiver

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previously repudiated any such lease), and (y) be required to purchase all Fixtures, Furniture and Equipment owned by the Failed Bank at Fair Market Value and located on such premises as of Bank Closing.

(h)                                 Furniture and Equipment and Certain Other Equipment. The Receiver hereby grants to the Assuming Institution an option to purchase all Furniture and Equipment and/or all telecommunications and check processing equipment owned by the Failed Bank at Fair Market Value and located at any leased Bank Premises that the Assuming Institution elects to vacate or which it could have, but did not occupy, pursuant to this Section 4.6; provided, that, the Assuming Institution shall give the Receiver notice of its election to purchase such property at the time it gives notice of its intention to vacate such Bank Premises or within ten (10) days after Bank Closing for Bank Premises it could have, but did not, occupy.

(i)                                     Option to Put Bank Premises and Related Fixtures, Furniture and Equipment.

(i)                                      For a period of ninety (90) days following Bank Closing, the Assuming Institution shall be entitled to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary and the purchase price paid by the Receiver shall be the Fair Market Value of the Bank Premises.

(ii)                                  If the Assuming Institution elects to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary, the Assuming Institution shall also have the option, exercisable within the same ninety (90) day time period, to require the Receiver to purchase any Fixtures, Furniture and Equipment that is owned, directly or indirectly, by an Acquired Subsidiary and which is located on such Bank Premises. The purchase price paid by the Receiver shall be the Fair Market Value of the Fixtures, Furniture and Equipment.

(iii)                               In the event the Assuming Institution elects to exercise its option under this subparagraph, the Assuming Institution shall pay to the Receiver occupancy costs in accordance with Section 4.6(e) and shall vacate the Bank Premises in accordance with Section 4.6(g)(i).

(iv)                              Regardless of whether the Assuming Institution exercises any of its option under this subparagraph, the purchase price for the Acquired Subsidiary shall be adjusted by the difference between the Fair Market Value of the Bank Premises and Fixtures, Furniture and Equipment and their respective Book Value as reflected of the books and records of the Acquired Subsidiary. Such adjustment shall be made in accordance with Article VIII of this Agreement.

4.7                               Agreement with Respect to Data Processing Equipment and Leases

(a)                                 The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to: (i) accept an assignment from the Receiver of all leased Data Processing Equipment and (ii) purchase at Fair Market Value from the Receiver all owned Data Processing Equipment. The Assuming

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Institution’s election under this option applies to both owned and leased Data Processing Equipment.

(b)                                 The Assuming Institution shall (i) give written notice to the Receiver within the option period specified in Section 4.7(a) of its intent to accept or decline an assignment or sublease of all leased Data Processing Equipment and promptly accept an assignment or sublease of such Data Processing Equipment, (ii) give written notice to the appropriate lessor(s) that it has accepted an assignment or sublease of any such Data Processing Equipment that is subject to a lease, and (iii) give written notice to the Receiver within the option period specified in Section 4.7(a) of its intent to purchase all owned Data Processing Equipment and promptly pay the Receiver for the purchase of such Data Processing Equipment.

(c)                                  The Receiver agrees to facilitate the assignment or sublease of Data Processing Leases or the negotiation of new leases or license agreements by the Assuming Institution; provided, that neither the Receiver nor the Corporation shall be obligated to engage in litigation or make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation.

(d)                                 The Assuming Institution agrees, during its period of use of any Data Processing Equipment, to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of any existing data processing leases entered into by the Failed Bank, including without limitation the timely payment of all rent, taxes, fees, charges, utilities, insurance and assessments.

(e)                                  The Assuming Institution shall, not later than fifty (50) days after giving the notice provided in Section 4.7(b), (i) relinquish and release to the Receiver all Data Processing Equipment, in the same condition as at Bank Closing, normal wear and tear excepted, or (ii) accept an assignment or a sublease of any existing data processing lease or negotiate a new lease or license agreement under this Section 4.7 with respect to leased Data Processing Equipment, and (iii) accept ownership of all Data Processing Equipment purchased from the Receiver.

4.8                               Agreement with Respect to Certain Existing Agreements.

(a)                                 Subject to the provisions of Section 4.8(b), with respect to agreements existing as of Bank Closing which provide for the rendering of services by or to the Failed Bank, within thirty (30) days after Bank Closing, the Assuming Institution shall give the Receiver written notice specifying whether it elects to assume or not to assume each such agreement. Except as may be otherwise provided in this Article IV, the Assuming Institution agrees to comply with the terms of each such agreement for a period commencing on the day after Bank Closing and ending on: (i) in the case of an agreement that provides for the rendering of services by the Failed Bank, the date which is ninety (90) days after Bank Closing, and (ii) in the case of an agreement that provides for the rendering of services to the Failed Bank, the date which is thirty (30) days after the Assuming Institution has given notice to the Receiver of its election not to assume such agreement; provided, that the Receiver can reasonably make such service agreements available to the Assuming Institution. The Assuming Institution shall be deemed by the Receiver to have assumed agreements for which no notification is timely given. The Receiver

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agrees to assign, transfer, convey, and deliver to the Assuming Institution all right, title and interest of the Receiver, if any, in and to agreements the Assuming Institution assumes hereunder. In the event the Assuming Institution elects not to accept an assignment of any lease (or sublease) or negotiate a new lease for leased Bank Premises under Section 4.6 and does not otherwise occupy such premises, the provisions of this Section 4.8(a) shall not apply to service agreements related to such premises. The Assuming Institution agrees, during the period it has the use or benefit of any such agreement, promptly to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of such agreement.

(b)                                 The provisions of Section 4.8(a) regarding the Assuming Institution’s election to assume or not assume certain agreements shall not apply to (i) agreements pursuant to which the Failed Bank provides mortgage servicing for others or mortgage servicing is provided to the Failed Bank by others, (ii) agreements that are subject to Sections 4.1 through 4.7 and any insurance policy or bond referred to in Section 3.5(a) or other agreement specified in Section 3.5, and (iii) consulting, management or employment agreements, if any, between the Failed Bank and its employees or other Persons. Except as otherwise expressly set forth elsewhere in this Agreement, the Assuming Institution does not assume any liabilities or acquire any rights under any of the agreements described in this Section 4.8(b).

4.9                               Informational Tax Reporting. The Assuming Institution agrees to perform all obligations of the Failed Bank with respect to Federal and State income tax informational reporting related to (i) the Assets and the Liabilities Assumed, (ii) deposit accounts that were closed and loans that were paid off or collateral obtained with respect thereto prior to Bank Closing, (iii) miscellaneous payments made to vendors of the Failed Bank, and (iv) any other asset or liability of the Failed Bank, including, without limitation, loans not purchased and Deposits not assumed by the Assuming Institution, as may be required by the Receiver.

4.10                        Insurance. The Assuming Institution agrees to obtain insurance coverage effective from and after Bank Closing, including public liability, fire and extended coverage insurance acceptable to the Receiver with respect to owned or leased Bank Premises that it occupies, and all owned or leased Furniture and Equipment and Fixtures and leased data processing equipment (including hardware and software) located thereon, in the event such insurance coverage is not already in force and effect with respect to the Assuming Institution as the insured as of Bank Closing. All such insurance shall, where appropriate (as determined by the Receiver), name the Receiver as an additional insured.

4.11                        Office Space for Receiver and Corporation.

(a) Office Space for Receiver and Corporation.

(i) For the period commencing on the day following Bank Closing and ending on the one hundred eightieth (180th) day following Bank Closing, the Assuming Institution will provide to the Receiver and the Corporation, without charge, adequate and suitable office space (including parking facilities and vault space), furniture, equipment (including photocopying and telecopying machines), email accounts, network access and

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technology resources (such as shared drive), and utilities (including local telephone service and fax machines) (collectively, “FDIC Office Space”) at the Bank Premises occupied by the Assuming Institution for the Receiver use in the discharge of their respective functions with respect to the Failed Bank.

(ii) Upon written notice by the Receiver or the Corporation, for the period commencing on the one hundred eighty first (181st) day following Bank Closing and ending no later than the three hundred and sixty-fifth (365th) day following Bank Closing, the Assuming Institution will continue to provide to the Receiver and the Corporation FDIC Office Space at the Bank Premises. During the period from the 181st day following Bank Closing until the day the FDIC and the Corporation vacate FDIC Office Space, the Receiver and the Corporation will pay to the Assuming Institution their respective pro rata share (based on square footage occupied) of (A) the market rental value for the applicable owned Bank Premises or (B) actual rent paid for applicable leased Bank Premises.

(iii) If the Receiver or the Corporation determine that the space provided by the Assuming Institution is inadequate or unsuitable, the Receiver and the Corporation may relocate to other quarters having adequate and suitable FDIC Office Space and the costs of relocation and any rental and utility costs for the balance of the period of occupancy by the Receiver and the Corporation shall be borne by the Assuming Institution.

(b) Certain Payments on behalf of Receiver and Corporation. The Assuming Institution will pay such bills and invoices on behalf of the Receiver and the Corporation as the Receiver or the Corporation may direct for the period beginning on the date of Bank Closing and ending on Settlement Date. The Assuming Institution shall submit its requests for reimbursement of such expenditures pursuant to Article VIII of this Agreement.

4.12                        Agreement with Respect to Continuation of Group Health Plan Coverage for Former Employees of the Failed Bank.

(a)                                 The Assuming Institution agrees to assist the Receiver, as provided in this Section 4.12, in offering individuals who were employees or former employees of the Failed Bank, or any of its Subsidiaries, and who, immediately prior to Bank Closing, were receiving, or were eligible to receive, health insurance coverage or health insurance continuation coverage from the Failed Bank (“Eligible Individuals”), the opportunity to obtain health insurance coverage in the Corporation’s FIA Continuation Coverage Plan which provides for health insurance continuation coverage to such Eligible Individuals who are qualified beneficiaries of the Failed Bank as defined in Section 607 of the Employee Retirement Income Security Act of 1974, as amended (respectively, “qualified beneficiaries” and “ERISA”). The Assuming Institution shall consult with the Receiver and not later than five (5) Business Days after Bank Closing shall provide written notice to the Receiver of the number (if available), identity (if available) and addresses (if available) of the Eligible Individuals who are qualified beneficiaries of the Failed Bank and for whom a “qualifying event” (as defined in Section 603 of ERISA) has occurred and with respect to whom the Failed Bank’s obligations under Part 6 of Subtitle B of Title I of ERISA have not been satisfied in full, and such other information as the Receiver may reasonably require. The Receiver shall cooperate with the Assuming Institution in order to permit it to prepare such

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notice and shall provide to the Assuming Institution such data in its possession as may be reasonably required for purposes of preparing such notice.

(b)                                 The Assuming Institution shall take such further action to assist the Receiver in offering the Eligible Individuals who are qualified beneficiaries of the Failed Bank the opportunity to obtain health insurance coverage in the Corporation’s FIA Continuation Coverage Plan as the Receiver may direct. All expenses incurred and paid by the Assuming Institution (i) in connection with the obligations of the Assuming Institution under this Section 4.12, and (ii) in providing health insurance continuation coverage to any Eligible Individuals who are hired by the Assuming Institution and such employees’ qualified beneficiaries shall be borne by the Assuming Institution.

(c)                                  No later than five (5) Business Days after Bank Closing, the Assuming Institution shall provide the Receiver with a list of all Failed Bank employees the Assuming Institution will not hire. Unless otherwise agreed, the Assuming Institution pays all salaries and payroll costs for all Failed Bank Employees until the list is provided to the Receiver. The Assuming Institution shall be responsible for all costs and expenses (i.e. salary, benefits, etc.) associated with all other employees not on that list from and after the date of delivery of the list to the Receiver. The Assuming Institution shall offer to the Failed Bank employees it retains employment benefits comparable to those the Assuming Institution offers its current employees.

(d)                                 This Section 4.12 is for the sole and exclusive benefit of the parties to this Agreement, and for the benefit of no other Person (including any former employee of the Failed Bank or any Subsidiary thereof or qualified beneficiary of such former employee). Nothing in this Section 4.12 is intended by the parties, or shall be construed, to give any Person (including any former employee of the Failed Bank or any Subsidiary thereof or qualified beneficiary of such former employee) other than the Corporation, the Receiver and the Assuming Institution any legal or equitable right, remedy or claim under or with respect to the provisions of this Section.

4.13                        Agreement with Respect to Interim Asset Servicing. At any time after Bank Closing, the Receiver may establish on its books an asset pool(s) and may transfer to such asset pool(s) (by means of accounting entries on the books of the Receiver) all or any assets and liabilities of the Failed Bank which are not acquired by the Assuming Institution, including, without limitation, wholly unfunded Commitments and assets and liabilities which may be acquired, funded or originated by the Receiver subsequent to Bank Closing. The Receiver may remove assets (and liabilities) from or add assets (and liabilities) to such pool(s) at any time in its discretion. At the option of the Receiver, the Assuming Institution agrees to service, administer, and collect such pool assets in accordance with and for the term set forth in Exhibit 4.13 “Interim Asset Servicing Arrangement”.

4.14                        Reserved.

4.15                        Agreement with Respect to Loss Sharing. The Assuming Institution shall be entitled to require reimbursement from the Receiver for loss sharing on certain loans in accordance with the Single Family Shared-Loss Agreement attached hereto as Exhibit 4.15A and

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the Commercial Shared-Loss Agreement attached hereto as Exhibit 4.15B, collectively, the “Shared-Loss Agreements.” The assets that shall be subject to the Shared-Loss Agreements are identified on the Schedules 4.15A through 4.15D, attached hereto.

ARTICLE V

DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK

5.1                               Payment of Checks, Drafts and Orders. Subject to Section 9.5, the Assuming Institution agrees to pay all properly drawn checks, drafts and withdrawal orders of depositors of the Failed Bank presented for payment, whether drawn on the check or draft forms provided by the Failed Bank or by the Assuming Institution, to the extent that the Deposit balances to the credit of the respective makers or drawers assumed by the Assuming Institution under this Agreement are sufficient to permit the payment thereof, and in all other respects to discharge, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank with respect to the Deposit balances due and owing to the depositors of the Failed Bank assumed by the Assuming Institution under this Agreement.

5.2                               Certain Agreements Related to Deposits. Subject to Section 2.2, the Assuming Institution agrees to honor the terms and conditions of any written escrow or mortgage servicing agreement or other similar agreement relating to a Deposit liability assumed by the Assuming Institution pursuant to this Agreement.

5.3                               Notice to Depositors.

(a)                                 Within seven (7) days after Bank Closing, the Assuming Institution shall give notice by mail to each depositor of the Failed Bank of (i) the assumption of the Deposit liabilities of the Failed Bank, and (ii) the procedures to claim Deposits (the Receiver shall provide item (ii) to Assuming Institution). The Assuming Institution shall also publish notice of its assumption of the Deposit liabilities of the Failed Bank in a newspaper of general circulation in the county or counties in which the Failed Bank was located.

(b)                                 Within seven (7) days after Bank Closing, the Assuming Institution shall give notices by mail to each depositor of the Failed Bank, as required under Section 2.2.

(c)                                  If the Assuming Institution proposes to charge fees different from those fees formerly charged by the Failed Bank, the Assuming Institution shall include its fee schedule in its mailed notice.

(d)                                 The Assuming Institution shall obtain approval of all notices and publications required by this Section 5.3 from counsel for the Receiver prior to mailing or publication.

ARTICLE VI

RECORDS

6.1                               Transfer of Records. In accordance with Sections 2.1 and 3.1, the Receiver assigns, transfers, conveys and delivers to the Assuming Institution, whether located on Bank

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Premises occupied or not occupied by the Assuming Institution or at any other location, any and all Records of the Failed Bank, other than the following:

(a)                                 Records pertaining to former employees of the Failed Bank who were no longer employed by the Failed Bank as of Bank Closing and Records pertaining to employees of the Failed Bank who were employed by the Failed Bank as of Bank Closing and for whom the Receiver is unable to obtain a waiver to release such Records to the Assuming Institution;

(b)                                 Records pertaining to (i) any asset or liability of the Failed Bank retained by the Receiver, or (ii) any asset of the Failed Bank acquired by the Receiver pursuant to this Agreement; and

(c)                                  Any other Records as determined by the Receiver.

6.2                               Delivery of Assigned Records. The Receiver shall deliver to the Assuming Institution all Records described in Section 6.1 as soon as practicable on or after the date of this Agreement.

6.3                               Preservation of Records.

(a) The Assuming Institution agrees that it will preserve and maintain for the joint benefit of the Receiver, the Corporation and the Assuming Institution, all Records of which it has custody. The Assuming Institution shall have the primary responsibility to respond to subpoenas, discovery requests, and other similar official inquiries and customer requests for lien releases with respect to the Records of which it has custody. With respect to its obligations under this Section regarding Electronically Stored Information, the Assuming Institution will complete the Data Retention Catalog attached hereto as Schedule 6.3 and submit it to the Receiver for the Receiver’s approval of the Assuming Institution’s data retention plan.

(b) With regard to all Records of which it has custody which are ten (10) years old as of the date of the appointment of the Receiver, the Assuming Institution agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to DRR— Records Manager, CServiceFDICDAL@FDIC.gov ; and

(c) With regard to all Records of which it has custody which have been maintained in the custody of the Assuming Institution after six (6) years from the date of the appointment of the Receiver, the Assuming Institution agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to DRR— Records Manager, CServiceFDICDAL@FDIC.gov .

6.4 Access to Records; Copies. The Assuming Institution agrees to permit the Receiver and the Corporation access to all Records of which the Assuming Institution has custody, and to use, inspect, make extracts from or request copies of any such Records in the manner and to the extent requested, and to duplicate, in the discretion of the Receiver or the Corporation, any Record in the form of microfilm or microfiche pertaining to Deposit account relationships; provided, that in the event that the Failed Bank maintained one or more duplicate copies of such

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.microfilm or microfiche Records, the Assuming Institution hereby assigns, transfers, and conveys to the Corporation one such duplicate copy of each such Record without cost to the Corporation, and agrees to deliver to the Corporation all Records assigned and transferred to the Corporation under this Article VI as soon as practicable on or after the date of this Agreement. The party requesting a copy of any Record shall bear the cost (based on standard accepted industry charges to the extent applicable, as determined by the Receiver) for providing such duplicate Records. A copy of each Record requested shall be provided as soon as practicable by the party having custody thereof.

ARTICLE VII

BID; INITIAL PAYMENT

The Assuming Institution has submitted to the Receiver a Deposit premium bid of 0.50% and an Asset (discount) bid of $(57,434,000.00) (the “Bid Amount”). The Deposit premium bid will be applied to the total of all Assumed Deposits except for brokered, CDARS, and any market place or similar subscription services Deposits. On the Payment Date, the Assuming Institution will pay to the Corporation, or the Corporation will pay to the Assuming Institution, as the case may be, the Initial Payment, together with interest on such amount (if the Payment Date is not the day following the day of the Bank Closing Date) from and including the day following the Bank Closing Date to and including the day preceding the Payment Date at the Settlement Interest Rate.

ARTICLE VIII

ADJUSTMENTS

8.1                               Pro Forma Statement. The Receiver, as soon as practicable after Bank Closing, in accordance with the best information then available, shall provide to the Assuming Institution a pro forma statement reflecting any adjustments of such liabilities and assets as may be necessary. Such pro forma statement shall take into account, to the extent possible, (i) liabilities and assets of a nature similar to those contemplated by Section 2.1 or Section 3.1, respectively, which at Bank Closing were carried in the Failed Bank’s suspense accounts, (ii) accruals as of Bank Closing for all income related to the assets and business of the Failed Bank acquired by the Assuming Institution hereunder, whether or not such accruals were reflected on the Accounting Records of the Failed Bank in the normal course of its operations, and (iii) adjustments to determine the Book Value of any investment in an Acquired Subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting, whether or not the Failed Bank used the equity method of accounting for investments in subsidiaries, except that the resulting amount cannot be less than the Acquired Subsidiary’s recorded equity as of Bank Closing as reflected on the Accounting Records of the Acquired Subsidiary. Any Loan purchased by the Assuming Institution pursuant to Section 3.1 which the Failed Bank charged off during the period beginning the day after the Bid Valuation Date to the date of Bank Closing shall be deemed not to be charged off for the purposes of the pro forma statement, and the purchase price shall be determined pursuant to Section 3.2.

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8.2                               Correction of Errors and Omissions; Other Liabilities.

(a)                                 In the event any bookkeeping omissions or errors are discovered in preparing any pro forma statement or in completing the transfers and assumptions contemplated hereby, the parties hereto agree to correct such errors and omissions, it being understood that, as far as practicable, all adjustments will be made consistent with the judgments, methods, policies or accounting principles utilized by the Failed Bank in preparing and maintaining Accounting Records, except that adjustments made pursuant to this Section 8.2(a) are not intended to bring the Accounting Records of the Failed Bank into accordance with generally accepted accounting principles.

(b)                                 If the Receiver discovers at any time subsequent to the date of this Agreement that any claim exists against the Failed Bank which is of such a nature that it would have been included in the liabilities assumed under Article II had the existence of such claim or the facts giving rise thereto been known as of Bank Closing, the Receiver may, in its discretion, at any time, require that such claim be assumed by the Assuming Institution in a manner consistent with the intent of this Agreement. The Receiver will make appropriate adjustments to the pro forma statement provided by the Receiver to the Assuming Institution pursuant to Section 8.1 as may be necessary.

8.3                               Payments. The Receiver agrees to cause to be paid to the Assuming Institution, or the Assuming Institution agrees to pay to the Receiver, as the case may be, on the Settlement Date, a payment in an amount which reflects net adjustments (including any costs, expenses and fees associated with determinations of value as provided in this Agreement) made pursuant to Section 8.1 or Section 8.2, plus interest as provided in Section 8.4. The Receiver and the Assuming Institution agree to effect on the Settlement Date any further transfer of assets to or assumption of liabilities or claims by the Assuming Institution as may be necessary in accordance with Section 8.1 or Section 8.2.

8.4                               Interest. Any amounts paid under Section 8.3 or Section 8.5, shall bear interest for the period from and including the day following Bank Closing to and including the day preceding the payment at the Settlement Interest Rate.

8.5                               Subsequent Adjustments. In the event that the Assuming Institution or the Receiver discovers any errors or omissions as contemplated by Section 8.2 or any error with respect to the payment made under Section 8.3 after the Settlement Date, the Assuming Institution and the Receiver agree to promptly correct any such errors or omissions, make any payments and effect any transfers or assumptions as may be necessary to reflect any such correction plus interest as provided in Section 8.4.

ARTICLE IX

CONTINUING COOPERATION

9.1                               General Matters. The parties hereto agree that they will, in good faith and with their best efforts, cooperate with each other to carry out the transactions contemplated by this Agreement and to effect the purposes hereof.

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9.2                               Additional Title Documents. The Receiver, the Corporation and the Assuming Institution each agree, at any time, and from time to time, upon the request of any party hereto, to execute and deliver such additional instruments and documents of conveyance as shall be reasonably necessary to vest in the appropriate party its full legal or equitable title in and to the property transferred pursuant to this Agreement or to be transferred in accordance herewith. The Assuming Institution shall prepare such instruments and documents of conveyance (in form and substance satisfactory to the Receiver) as shall be necessary to vest title to the Assets in the Assuming Institution. The Assuming Institution shall be responsible for recording such instruments and documents of conveyance at its own expense.

9.3                               Claims and Suits.

(a)                                 The Receiver shall have the right, in its discretion, to (i) defend or settle any claim or suit against the Assuming Institution with respect to which the Receiver has indemnified the Assuming Institution in the same manner and to the same extent as provided in Article XII, and (ii) defend or settle any claim or suit against the Assuming Institution with respect to any Liability Assumed, which claim or suit may result in a loss to the Receiver arising out of or related to this Agreement, or which existed against the Failed Bank on or before Bank Closing. The exercise by the Receiver of any rights under this Section 9.3(a) shall not release the Assuming Institution with respect to any of its obligations under this Agreement.

(b)                                 In the event any action at law or in equity shall be instituted by any Person against the Receiver and the Corporation as codefendants with respect to any asset of the Failed Bank retained or acquired pursuant to this Agreement by the Receiver, the Receiver agrees, at the request of the Corporation, to join with the Corporation in a petition to remove the action to the United States District Court for the proper district. The Receiver agrees to institute, with or without joinder of the Corporation as coplaintiff, any action with respect to any such retained or acquired asset or any matter connected therewith whenever notice requiring such action shall be given by the Corporation to the Receiver.

9.4                               Payment of Deposits. In the event any depositor does not accept the obligation of the Assuming Institution to pay any Deposit liability of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement and asserts a claim against the Receiver for all or any portion of any such Deposit liability, the Assuming Institution agrees on demand to provide to the Receiver funds sufficient to pay such claim in an amount not in excess of the Deposit liability reflected on the books of the Assuming Institution at the time such claim is made. Upon payment by the Assuming Institution to the Receiver of such amount, the Assuming Institution shall be discharged from any further obligation under this Agreement to pay to any such depositor the amount of such Deposit liability paid to the Receiver.

9.5                               Withheld Payments. At any time, the Receiver or the Corporation may, in its discretion, determine that all or any portion of any deposit balance assumed by the Assuming Institution pursuant to this Agreement does not constitute a “Deposit” (or otherwise, in its discretion, determine that it is the best interest of the Receiver or Corporation to withhold all or any portion of any deposit), and may direct the Assuming Institution to withhold payment of all

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or any portion of any such deposit balance. Upon such direction, the Assuming Institution agrees to hold such deposit and not to make any payment of such deposit balance to or on behalf of the depositor, or to itself, whether by way of transfer, set-off, or otherwise. The Assuming Institution agrees to maintain the “withheld payment” status of any such deposit balance until directed in writing by the Receiver or the Corporation as to its disposition. At the direction of the Receiver or the Corporation, the Assuming Institution shall return all or any portion of such deposit balance to the Receiver or the Corporation, as appropriate, and thereupon the Assuming Institution shall be discharged from any further liability to such depositor with respect to such returned deposit balance. If such deposit balance has been paid to the depositor prior to a demand for return by the Corporation or the Receiver, and payment of such deposit balance had not been previously withheld pursuant to this Section, the Assuming Institution shall not be obligated to return such deposit balance to the Receiver or the Corporation. The Assuming Institution shall be obligated to reimburse the Corporation or the Receiver, as the case may be, for the amount of any deposit balance or portion thereof paid by the Assuming Institution in contravention of any previous direction to withhold payment of such deposit balance or return such deposit balance the payment of which was withheld pursuant to this Section.

9.6                               Proceedings with Respect to Certain Assets and Liabilities.

(a)                                 In connection with any investigation, proceeding or other matter with respect to any asset or liability of the Failed Bank retained by the Receiver, or any asset of the Failed Bank acquired by the Receiver pursuant to this Agreement, the Assuming Institution shall cooperate to the extent reasonably required by the Receiver.

(b)                                 In addition to its obligations under Section 6.4, the Assuming Institution shall provide representatives of the Receiver access at reasonable times and locations without other limitation or qualification to (i) its directors, officers, employees and agents and those of the Subsidiaries acquired by the Assuming Institution, and (ii) its books and records, the books and records of such Subsidiaries and all Credit Files, and copies thereof. Copies of books, records and Credit Files shall be provided by the Assuming Institution as requested by the Receiver and the costs of duplication thereof shall be borne by the Receiver.

(c)                                  Not later than ten (10) days after the Put Notice pursuant to Section 3.4 or the date of the notice of transfer of any Loan by the Assuming Institution to the Receiver pursuant to Section 3.6, the Assuming Institution shall deliver to the Receiver such documents with respect to such Loan as the Receiver may request, including without limitation the following: (i) all related Credit Documents (other than certificates, notices and other ancillary documents), (ii) a certificate setting forth the principal amount on the date of the transfer and the amount of interest, fees and other charges then accrued and unpaid thereon, and any restrictions on transfer to which any such Loan is subject, and (iii) all Credit Files, and all documents, microfiche, microfilm and computer records (including but not limited to magnetic tape, disc storage, card forms and printed copy) maintained by, owned by, or in the possession of the Assuming Institution or any Affiliate of the Assuming Institution relating to the transferred Loan.

9.7                               Information. The Assuming Institution promptly shall provide to the Corporation such other information, including financial statements and computations, relating to the

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performance of the provisions of this Agreement as the Corporation or the Receiver may request from time to time, and, at the request of the Receiver, make available employees of the Failed Bank employed or retained by the Assuming Institution to assist in preparation of the pro forma statement pursuant to Section 8.1.

ARTICLE X

CONDITION PRECEDENT

The obligations of the parties to this Agreement are subject to the Receiver and the Corporation having received at or before Bank Closing evidence reasonably satisfactory to each of any necessary approval, waiver, or other action by any governmental authority, the board of directors of the Assuming Institution, or other third party, with respect to this Agreement and the transactions contemplated hereby, the closing of the Failed Bank and the appointment of the Receiver, the chartering of the Assuming Institution, and any agreements, documents, matters or proceedings contemplated hereby or thereby.

ARTICLE XI

REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION

The Assuming Institution represents and warrants to the Corporation and the Receiver as follows:

(a)                                 Corporate Existence and Authority. The Assuming Institution (i) is duly organized, validly existing and in good standing under the laws of its Chartering Authority and has full power and authority to own and operate its properties and to conduct its business as now conducted by it, and (ii) has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Assuming Institution has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the performance of the transactions contemplated hereby.

(b)                                 Third Party Consents. No governmental authority or other third party consents (including but not limited to approvals, licenses, registrations or declarations) are required in connection with the execution, delivery or performance by the Assuming Institution of this Agreement, other than such consents as have been duly obtained and are in full force and effect.

(c)                                  Execution and Enforceability. This Agreement has been duly executed and delivered by the Assuming Institution and when this Agreement has been duly authorized, executed and delivered by the Corporation and the Receiver, this Agreement will constitute the legal, valid and binding obligation of the Assuming Institution, enforceable in accordance with its terms.

(d)                                 Compliance with Law.

(i)                                     Neither the Assuming Institution nor any of its Subsidiaries is in violation of any statute, regulation, order, decision, judgment or decree of, or any restriction imposed by, the United States of America, any State, municipality or other political subdivision or any agency

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of any of the foregoing, or any court or other tribunal having jurisdiction over the Assuming Institution or any of its Subsidiaries or any assets of any such Person, or any foreign government or agency thereof having such jurisdiction, with respect to the conduct of the business of the Assuming Institution or of any of its Subsidiaries, or the ownership of the properties of the Assuming Institution or any of its Subsidiaries, which, either individually or in the aggregate with all other such violations, would materially and adversely affect the business, operations or condition (financial or otherwise) of the Assuming Institution or the ability of the Assuming Institution to perform, satisfy or observe any obligation or condition under this Agreement.

(ii)                                  Neither the execution and delivery nor the performance by the Assuming Institution of this Agreement will result in any violation by the Assuming Institution of, or be in conflict with, any provision of any applicable law or regulation, or any order, writ or decree of any court or governmental authority.

(e)                                  Insured or Guaranteed Loans. If any Loans being transferred pursuant to this Agreement, including the Shared-Loss Agreements, are insured or guaranteed by any department or agency of any governmental unit, federal, state or local, Assuming Institution represents that Assuming Institution has been approved by such agency and is an approved lender or mortgagee, as appropriate, if such approval is required. Assuming Institution further assumes full responsibility for determining whether or not such insurance or guarantees are in full force and effect on the date of this Agreement and with respect to those Loans whose insurance or guaranty is in full force and effect on the date of this Agreement, Assuming Institution assumes full responsibility for doing all things necessary to insure such insurance or guarantees remain in full force and effect. Assuming Institution agrees to assume all of the obligations under the contract(s) of insurance or guaranty, agrees to cooperate with the Receiver where necessary to complete forms required by the insuring or guaranteeing department or agency to effect or complete the transfer to Assuming Institution.

(f)                                   Representations Remain True. The Assuming Institution represents and warrants that it has executed and delivered to the Corporation a Purchaser Eligibility Certification and Confidentiality Agreement and that all information provided and representations made by or on behalf of the Assuming Institution in connection with this Agreement and the transactions contemplated hereby, including, but not limited to, the Purchaser Eligibility Certification and Confidentiality Agreement (which are affirmed and ratified hereby) are and remain true and correct in all material respects and do not fail to state any fact required to make the information contained therein not misleading.

ARTICLE XII

INDEMNIFICATION

12.1                        Indemnification of Indemnitees. From and after Bank Closing and subject to the limitations set forth in this Section and Section 12.6 and compliance by the Indemnitees with Section 12.2, the Receiver agrees to indemnify and hold harmless the Indemnitees against any and all costs, losses, liabilities, expenses (including attorneys’ fees) incurred prior to the assumption of defense by the Receiver pursuant to paragraph (d) of Section 12.2, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with claims

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against any Indemnitee based on liabilities of the Failed Bank that are not assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution for which indemnification is provided hereunder in (a) of this Section 12.1, subject to certain exclusions as provided in (b) of this Section 12.1:

(a)

(1) claims based on the rights of any shareholder or former shareholder as such of (x) the Failed Bank, or (y) any Subsidiary or Affiliate of the Failed Bank;

(2) claims based on the rights of any creditor as such of the Failed Bank, or any creditor as such of any director, officer, employee or agent of the Failed Bank, with respect to any indebtedness or other obligation of the Failed Bank arising prior to Bank Closing;

(3) claims based on the rights of any present or former director, officer, employee or agent as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank;

(4) claims based on any action or inaction prior to Bank Closing of the Failed Bank, its directors, officers, employees or agents as such, or any Subsidiary or Affiliate of the Failed Bank, or the directors, officers, employees or agents as such of such Subsidiary or Affiliate;

(5) claims based on any malfeasance, misfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business of the Failed Bank, if any;

(6) claims based on any failure or alleged failure (not in violation of law) by the Assuming Institution to continue to perform any service or activity previously performed by the Failed Bank which the Assuming Institution is not required to perform pursuant to this Agreement or which arise under any contract to which the Failed Bank was a party which the Assuming Institution elected not to assume in accordance with this Agreement and which neither the Assuming Institution nor any Subsidiary or Affiliate of the Assuming Institution has assumed subsequent to the execution hereof;

(7) claims arising from any action or inaction of any Indemnitee, including for purposes of this Section 12.1(a)(7) the former officers or employees of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank that is taken upon the specific written direction of the Corporation or the Receiver, other than any action or inaction taken in a manner constituting bad faith, gross negligence or willful misconduct; and

(8) claims based on the rights of any depositor of the Failed Bank whose deposit has been accorded “withheld payment” status and/or returned to the Receiver or Corporation in accordance with Section 9.5 and/or has become an “unclaimed deposit” or has been returned to the Corporation or the Receiver in accordance with Section 2.3;

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(b)                                 provided, that, with respect to this Agreement, except for paragraphs (7) and (8) of Section 12.1(a), no indemnification will be provided under this Agreement for any:

(1) judgment or fine against, or any amount paid in settlement (without the written approval of the Receiver) by, any Indemnitee in connection with any action that seeks damages against any Indemnitee (a “counterclaim”) arising with respect to any Asset and based on any action or inaction of either the Failed Bank, its directors, officers, employees or agents as such prior to Bank Closing, unless any such judgment, fine or amount paid in settlement exceeds the greater of (i) the Repurchase Price of such Asset, or (ii) the monetary recovery sought on such Asset by the Assuming Institution in the cause of action from which the counterclaim arises; and in such event the Receiver will provide indemnification only in the amount of such excess; and no indemnification will be provided for any costs or expenses other than any costs or expenses (including attorneys’ fees) which, in the determination of the Receiver, have been actually and reasonably incurred by such Indemnitee in connection with the defense of any such counterclaim; and it is expressly agreed that the Receiver reserves the right to intervene, in its discretion, on its behalf and/or on behalf of the Receiver, in the defense of any such counterclaim;

(2) claims with respect to any liability or obligation of the Failed Bank that is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(3) claims with respect to any liability of the Failed Bank to any present or former employee as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank, which liability is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(4) claims based on the failure of any Indemnitee to seek recovery of damages from the Receiver for any claims based upon any action or inaction of the Failed Bank, its directors, officers, employees or agents as fiduciary, agent or custodian prior to Bank Closing;

(5) claims based on any violation or alleged violation by any Indemnitee of the antitrust, branching, banking or bank holding company or securities laws of the United States of America or any State thereof;

(6) claims based on the rights of any present or former creditor, customer, or supplier as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(7) claims based on the rights of any present or former shareholder as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution regardless of whether any such present or former shareholder is also a present or former shareholder of the Failed Bank;

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(8) claims, if the Receiver determines that the effect of providing such indemnification would be to (i) expand or alter the provisions of any warranty or disclaimer thereof provided in Section 3.3 or any other provision of this Agreement, or (ii) create any warranty not expressly provided under this Agreement;

(9) claims which could have been enforced against any Indemnitee had the Assuming Institution not entered into this Agreement;

(10) claims based on any liability for taxes or fees assessed with respect to the consummation of the transactions contemplated by this Agreement, including without limitation any subsequent transfer of any Assets or Liabilities Assumed to any Subsidiary or Affiliate of the Assuming Institution;

(11) except as expressly provided in this Article XII, claims based on any action or inaction of any Indemnitee, and nothing in this Agreement shall be construed to provide indemnification for (i) the Failed Bank, (ii) any Subsidiary or Affiliate of the Failed Bank, or (iii) any present or former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates; provided, that the Receiver, in its discretion, may provide indemnification hereunder for any present or former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates who is also or becomes a director, officer, employee or agent of the Assuming Institution or its Subsidiaries or Affiliates;

(12) claims or actions which constitute a breach by the Assuming Institution of the representations and warranties contained in Article XI;

(13) claims arising out of or relating to the condition of or generated by an Asset arising from or relating to the presence, storage or release of any hazardous or toxic substance, or any pollutant or contaminant, or condition of such Asset which violate any applicable Federal, State or local law or regulation concerning environmental protection; and

(14) claims based on, related to or arising from any asset, including a loan, acquired or liability assumed by the Assuming Institution, other than pursuant to this Agreement.

12.2                        Conditions Precedent to Indemnification. It shall be a condition precedent to the obligation of the Receiver to indemnify any Person pursuant to this Article XII that such Person shall, with respect to any claim made or threatened against such Person for which such Person is or may be entitled to indemnification hereunder:

(a)                                 give written notice to the Regional Counsel (Litigation Branch) of the Corporation in the manner and at the address provided in Section 13.7 of such claim as soon as practicable after such claim is made or threatened; provided, that notice must be given on or before the date which is six (6) years from the date of this Agreement;

(b)                                 provide to the Receiver such information and cooperation with respect to such claim as the Receiver may reasonably require;

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(c)                                  cooperate and take all steps, as the Receiver may reasonably require, to preserve and protect any defense to such claim;

(d)                                 in the event suit is brought with respect to such claim, upon reasonable prior notice, afford to the Receiver the right, which the Receiver may exercise in its sole discretion, to conduct the investigation, control the defense and effect settlement of such claim, including without limitation the right to designate counsel and to control all negotiations, litigation, arbitration, settlements, compromises and appeals of any such claim, all of which shall be at the expense of the Receiver; provided, that the Receiver shall have notified the Person claiming indemnification in writing that such claim is a claim with respect to which the Person claiming indemnification is entitled to indemnification under this Article XII;

(e)                                  not incur any costs or expenses in connection with any response or suit with respect to such claim, unless such costs or expenses were incurred upon the written direction of the Receiver; provided, that the Receiver shall not be obligated to reimburse the amount of any such costs or expenses unless such costs or expenses were incurred upon the written direction of the Receiver;

(f)                                   not release or settle such claim or make any payment or admission with respect thereto, unless the Receiver consents in writing thereto, which consent shall not be unreasonably withheld; provided, that the Receiver shall not be obligated to reimburse the amount of any such settlement or payment unless such settlement or payment was effected upon the written direction of the Receiver; and

(g)                                  take reasonable action as the Receiver may request in writing as necessary to preserve, protect or enforce the rights of the indemnified Person against any Primary Indemnitor.

12.3                        No Additional Warranty. Nothing in this Article XII shall be construed or deemed to (i) expand or otherwise alter any warranty or disclaimer thereof provided under Section 3.3 or any other provision of this Agreement with respect to, among other matters, the title, value, collectibility, genuineness, enforceability or condition of any (x) Asset, or (y) asset of the Failed Bank purchased by the Assuming Institution subsequent to the execution of this Agreement by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, or (ii) create any warranty not expressly provided under this Agreement with respect thereto.

12.4                        Indemnification of Receiver and Corporation. From and after Bank Closing, the Assuming Institution agrees to indemnify and hold harmless the Corporation and the Receiver and their respective directors, officers, employees and agents from and against any and all costs, losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any of the following:

(a)                                 claims based on any and all liabilities or obligations of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, whether or not any such liabilities subsequently are sold and/or transferred, other than any claim based upon

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any action or inaction of any Indemnitee as provided in paragraph (7) or (8) of Section 12.1(a); and

(b)                                 claims based on any act or omission of any Indemnitee (including but not limited to claims of any Person claiming any right or title by or through the Assuming Institution with respect to Assets transferred to the Receiver pursuant to Section 3.4 or 3.6), other than any action or inaction of any Indemnitee as provided in paragraph (7) or (8) of Section 12.1(a); and

(c) claims based on any failure to preserve, maintain or provide reasonable access to Records transferred to the Assuming Institution pursuant to Article VI.

12.5                        Obligations Supplemental. The obligations of the Receiver, and the Corporation as guarantor in accordance with Section 12.7, to provide indemnification under this Article XII are to supplement any amount payable by any Primary Indemnitor to the Person indemnified under this Article XII. Consistent with that intent, the Receiver agrees only to make payments pursuant to such indemnification to the extent not payable by a Primary Indemnitor. If the aggregate amount of payments by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, and all Primary Indemnitors with respect to any item of indemnification under this Article XII exceeds the amount payable with respect to such item, such Person being indemnified shall notify the Receiver thereof and, upon the request of the Receiver, shall promptly pay to the Receiver, or the Corporation as appropriate, the amount of the Receiver’s (or Corporation’s) payments to the extent of such excess.

12.6                        Criminal Claims. Notwithstanding any provision of this Article XII to the contrary, in the event that any Person being indemnified under this Article XII shall become involved in any criminal action, suit or proceeding, whether judicial, administrative or investigative, the Receiver shall have no obligation hereunder to indemnify such Person for liability with respect to any criminal act or to the extent any costs or expenses are attributable to the defense against the allegation of any criminal act, unless (i) the Person is successful on the merits or otherwise in the defense against any such action, suit or proceeding, or (ii) such action, suit or proceeding is terminated without the imposition of liability on such Person.

12.7                        Limited Guaranty of the Corporation. The Corporation hereby guarantees performance of the Receiver’s obligation to indemnify the Assuming Institution as set forth in this Article XII. It is a condition to the Corporation’s obligation hereunder that the Assuming Institution shall comply in all respects with the applicable provisions of this Article XII. The Corporation shall be liable hereunder only for such amounts, if any, as the Receiver is obligated to pay under the terms of this Article XII but shall fail to pay. Except as otherwise provided above in this Section 12.7, nothing in this Article XII is intended or shall be construed to create any liability or obligation on the part of the Corporation, the United States of America or any department or agency thereof under or with respect to this Article XII, or any provision hereof, it being the intention of the parties hereto that the obligations undertaken by the Receiver under this Article XII are the sole and exclusive responsibility of the Receiver and no other Person or entity.

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12.8                        Subrogation. Upon payment by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, to any Indemnitee for any claims indemnified by the Receiver under this Article XII, the Receiver, or the Corporation as appropriate, shall become subrogated to all rights of the Indemnitee against any other Person to the extent of such payment.

ARTICLE XIII

MISCELLANEOUS

13.1                        Entire Agreement. This Agreement, the Single Family Shared-Loss Agreement, and the Commercial Shared-Loss Agreement, including the Schedules and Exhibits thereto, embodies the entire agreement of the parties hereto in relation to the subject matter herein and supersedes all prior understandings or agreements, oral or written, between the parties.

13.2                        Headings. The headings and subheadings of the Table of Contents, Articles and Sections contained in this Agreement, except the terms identified for definition in Article I and elsewhere in this Agreement, are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

13.3                        Counterparts. This Agreement may be executed in any number of counterparts and by the duly authorized representative of a different party hereto on separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

13.4                        GOVERNING LAW. THIS AGREEMENT, THE SINGLE FAMILY SHARED-LOSS AGREEMENT, AND THE COMMERCIAL SHARED-LOSS AGREEMENT AND THE RIGHTS AND OBLIGATIONS HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE FEDERAL LAW OF THE UNITED STATES OF AMERICA, AND IN THE ABSENCE OF CONTROLLING FEDERAL LAW, IN ACCORDANCE WITH THE LAWS OF THE STATE IN WHICH THE MAIN OFFICE OF THE FAILED BANK IS LOCATED.

13.5                        Successors. All terms and conditions of this Agreement shall be binding on the successors and assigns of the Receiver, the Corporation and the Assuming Institution. Except as otherwise specifically provided in this Agreement, nothing expressed or referred to in this Agreement is intended or shall be construed to give any Person other than the Receiver, the Corporation and the Assuming Institution any legal or equitable right, remedy or claim under or with respect to this Agreement or any provisions contained herein, it being the intention of the parties hereto that this Agreement, the obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole and exclusive benefit of the Receiver, the Corporation and the Assuming Institution and for the benefit of no other Person.

13.6                        Modification; Assignment. No amendment or other modification, rescission, release, or assignment of any part of this Agreement, the Single Family Shared-Loss Agreement, and the Commercial Shared-Loss Agreement shall be effective except pursuant to a written agreement subscribed by the duly authorized representatives of the parties hereto.

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13.7                        Notice. Any notice, request, demand, consent, approval or other communication to any party hereto shall be effective when received and shall be given in writing, and delivered in person against receipt therefore, or sent by certified mail, postage prepaid, courier service, telex, facsimile transmission or email to such party (with copies as indicated below) at its address set forth below or at such other address as it shall hereafter furnish in writing to the other parties. All such notices and other communications shall be deemed given on the date received by the addressee.

Assuming Institution

First Michigan Bank

2301 West Big Beaver

Suite 525

Troy, Michigan 48084

Attention: David T. Provost, Chief Executive Officer

Receiver and Corporation

Federal Deposit Insurance Corporation,

Receiver of First Banking Center, Burlington, Wisconsin

200 North Martingale Road, Suite 200

Schaumburg, Illinois

Attention: Settlement Agent

In addition, with respect to notices under Article 4.6:

cc:           Federal Deposit Insurance Corporation,

Receiver of First Banking Center, Burlington, Wisconsin

1601 Bryan Street, Suite 1700

Dallas, Texas 75201

Attention: Resolutions and Closings Manager, ORE Department

In addition, with respect to notice under Article XII:

cc:           Federal Deposit Insurance Corporation,

Receiver of First Banking Center, Burlington, Wisconsin

1601 Bryan Street, Suite 1700

Dallas, Texas 75201

Attention: Regional Counsel (Litigation Branch)

13.8                        Manner of Payment. All payments due under this Agreement shall be in lawful money of the United States of America in immediately available funds as each party hereto may specify to the other parties; provided, that in the event the Receiver or the Corporation is obligated to make any payment hereunder in the amount of $25,000.00 or less, such payment may be made by check.

13.9                        Costs, Fees and Expenses. Except as otherwise specifically provided herein, each party hereto agrees to pay all costs, fees and expenses which it has incurred in connection

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with or incidental to the matters contained in this Agreement, including without limitation any fees and disbursements to its accountants and counsel; provided, that the Assuming Institution shall pay all fees, costs and expenses (other than attorneys’ fees incurred by the Receiver) incurred in connection with the transfer to it of any Assets or Liabilities Assumed hereunder or in accordance herewith.

13.10                 Waiver. Each of the Receiver, the Corporation and the Assuming Institution may waive its respective rights, powers or privileges under this Agreement; provided, that such waiver shall be in writing; and further provided, that no failure or delay on the part of the Receiver, the Corporation or the Assuming Institution to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege by the Receiver, the Corporation, or the Assuming Institution under this Agreement, nor will any such waiver operate or be construed as a future waiver of such right, power or privilege under this Agreement.

13.11                 Severability. If any provision of this Agreement is declared invalid or unenforceable, then, to the extent possible, all of the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

13.12                 Term of Agreement. This Agreement shall continue in full force and effect until the tenth (10th) anniversary of Bank Closing; provided, that the provisions of Section 6.3 and 6.4 shall survive the expiration of the term of this Agreement; and provided further, that the receivership of the Failed Bank may be terminated prior to the expiration of the term of this Agreement, and in such event, the guaranty of the Corporation, as provided in and in accordance with the provisions of Section 12.7 shall be in effect for the remainder of the term of this Agreement. Expiration of the term of this Agreement shall not affect any claim or liability of any party with respect to any (i) amount which is owing at the time of such expiration, regardless of when such amount becomes payable, and (ii) breach of this Agreement occurring prior to such expiration, regardless of when such breach is discovered.

13.13                 Survival of Covenants, Etc. The covenants, representations, and warranties in this Agreement shall survive the execution of this Agreement and the consummation of the transactions contemplated hereunder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER OF FIRST BANKING CENTER BURLINGTON, WISCONSIN

	BY:	/s/ Steven A. Carr
	NAME:	Steven A. Carr
	TITLE:	Receiver-in-Charge
Attest:
/s/ Daniel M. Bell

FEDERAL DEPOSIT INSURANCE CORPORATION

	BY:	/s/ Steven A. Carr
	NAME:	Steven A. Carr
	TITLE:	Attorney-in-Fact
Attest:
/s/ Daniel M. Bell

FIRST MICHIGAN BANK, TROY, MICHIGAN

	BY:	/s/ Thomas W. Brown
	NAME:	Thomas W. Brown
	TITLE:	Chief Operating Officer
Attest:
/s/ James J. Dunn
JAMES J. DUNN

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SCHEDULE 3.2

PURCHASE PRICE OF ASSETS OR assets

(a)	cash and receivables from depository institutions, including cash items in the process of collection, plus interest thereon:	Book Value

(b)	securities (exclusive of the capital stock of Acquired Subsidiaries, Shared-Loss Securities, and FHLB stock), plus interest thereon:	As provided in Section 3.2(b)

(c)	federal funds sold and repurchase agreements, if any, including interest thereon:	Book Value

(d)	Loans:	Book Value

(e)	credit card business:	Book Value

(f)	Safe Deposit Boxes and related business, safekeeping business and trust business, if any:	Book Value

(g)	Records and other documents:	Book Value

(h)	Other Real Estate	Book Value

(i)	boats, motor vehicles, aircraft, trailers, fire arms, and repossessed collateral	Book Value

(j)	capital stock of any Acquired Subsidiaries and FHLB stock:	Book Value

(k)	amounts owed to the Failed Bank by any Acquired Subsidiary:	Book Value

(l)	assets securing Deposits of public money, to the extent not otherwise purchased hereunder:	Book Value

(m)	Overdrafts of customers:	Book Value

(n)	rights, if any, with respect to Qualified Financial Contracts.	As provided in Section 3.2(c)

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(o)	rights of the Failed Bank to have mortgage servicing provided to the Failed Bank by others and related contracts.	Book Value

(p)	Shared-Loss Securities	Book Value

(q)	Personal Computers	Fair Market Value

assets subject to an option to purchase:

(a)	Bank Premises:	Fair Market Value

(b)	Furniture and Equipment:	Fair Market Value

(c)	Fixtures:	Fair Market Value

(d)	Other Equipment:	Fair Market Value

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SCHEDULE 4.15C

SHARED-LOSS SECURITIES

NONE

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SCHEDULE 4.15D

SHARED-LOSS SUBSIDIARIES

NONE

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SCHEDULE 7

ACCOUNTS EXCLUDED FROM CALCULATION OF

DEPOSIT FRANCHISE BID PREMIUM

The accounts identified below will pass to the Assuming Institution (unless otherwise noted). When calculating the premium to be paid on Assumed Deposits in a Purchase and Assumption transaction, the FDIC will exclude the following categories of deposit accounts:

Category	Description	Amount
I	Non- DO Brokered Deposits	$551,143
II	CDARS	$5,551,389
III	Market Place Deposits	$22,299,814
	Total deposits excluded from Calculation of premium	$28,402,346

Category Description

I Brokered Deposits

Brokered deposit accounts are accounts for which the “depositor of record” is an agent, nominee, or custodian who deposits funds for a principal or principals to whom “pass-through” deposit insurance coverage may be extended. The FDIC separates brokered deposit accounts into 2 categories: 1) Depository Organization (“DO”) Brokered Deposits and 2) Non-Depository Organization (“Non-DO”) Brokered Deposits. This distinction is made by the FDIC to facilitate our role as Receiver and Insurer. These terms will not appear on other “brokered deposit” reports generated by the Failed Bank.

Non-DO Brokered Deposits pass to the Assuming Institution, but are excluded from Assumed Deposits when the deposit premium is calculated. Please see “Schedule 7 Non-DO Broker Deposit Detail Report” previously provided for a listing of these accounts. This list will be updated post closing with balances as of Bank Closing.

DO Brokered Deposits (Cede & Co as Nominee for DTC) are typically excluded from Assumed Deposits in the Purchase and Assumption transaction. A list of these accounts is provided on Schedule 2.1(a) DO Detail Report”. (If, however, the terms of a particular transaction are altered and the DO Brokered Deposits pass to the Assuming Institution, they will not be included in Assumed Deposits for purposes of calculating the deposit premium.)

II CDARS

CDARS deposits pass to the Assuming Institution, but are excluded from Assumed Deposits when the deposit premium is calculated.

First Banking Center did participate in the CDARS program as of the Bid Valuation Date. If CDARS deposits are taken between the Bid Valuation Date and Bank Closing, they will be identified post closing and made part of this Schedule 7.

III Market Place Deposits

“Market Place Deposits” are deposits that may have been solicited via a money desk, internet subscription service (for example, Qwickrate), or similar programs.

This schedule provides a snapshot of account categories and balances as of the Bid Valuation Date. The deposit franchise bid premium will be calculated using account categories and balances as of Bank Closing that are reflected in the general ledger or subsystem as described above. The final numbers for Schedule 7 will be provided post closing.

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EXHIBIT 2.3A

FINAL NOTICE LETTER

FINAL LEGAL NOTICE

Claiming Requirements for Deposits

Under 12 U.S.C. 1822(e)

[Date]

[Name of Unclaimed Depositor]

[Address of Unclaimed Depositor]

[Anytown, USA]

Subject:	[XXXXX — Name of Bank
City, State] — In Receivership

Dear [Sir/Madam]:

As you may know, on [Date: Closing Date], the [Name of Bank (“The Bank”)] was closed and the Federal Deposit Insurance Corporation (“FDIC”) transferred [The Bank’s] accounts to [Name of Acquiring Institution].

According to federal law under 12 U.S.C., 1822(e), on [Date: eighteen months from the Closing Date], [Name of Acquiring Institution] must transfer the funds in your account(s) back to the FDIC if you have not claimed your account(s) with [Name of Acquiring Institution]. Based on the records recently supplied to us by [Name of Acquiring Institution], your account(s) currently fall into this category.

This letter is your formal Legal Notice that you have until [Date: eighteen months from the Closing Date], to claim or arrange to continue your account(s) with [Name of Acquiring Institution]. There are several ways that you can claim your account(s) at [Name of Acquiring Institution]. It is only necessary for you to take any one of the following actions in order for your account(s) at [Name of Acquiring Institution] to be deemed claimed. In addition, if you have more than one account, your claim to one account will automatically claim all accounts:

1.     Write to [Name of Acquiring Institution] and notify them that you wish to keep your account(s) active with them. Please be sure to include the name of the account(s), the account number(s), the signature of an authorized signer on the account(s), name, and address. [Name of Acquiring Institution] address is:

[123 Main Street

Anytown, USA]

2.     Execute a new signature card on your account(s), enter into a new deposit agreement with [Name of Acquiring Institution], change the ownership on your account(s), or renegotiate the terms of your certificate of deposit account(s) (if any).

3.     Provide [Name of Acquiring Institution] with a change of address form.

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4.     Make a deposit to or withdrawal from your account(s). This includes writing a check on any account or having an automatic direct deposit credited to or an automatic withdrawal debited from an account.

If you do not want to continue your account(s) with [Name of Acquiring Institution] for any reason, you can withdraw your funds and close your account(s). Withdrawing funds from one or more of your account(s) satisfies the federal law claiming requirement. If you have time deposits, such as certificates of deposit, [Name of Acquiring Institution] can advise you how to withdraw them without being charged an interest penalty for early withdrawal.

If you do not claim ownership of your account(s) at [Name of Acquiring Institution by Date: eighteen months from the Closing Date] federal law requires [Name of Acquiring Institution] to return your deposits to the FDIC, which will deliver them as unclaimed property to the State indicated in your address in the Failed Institution’s records. If your address is outside of the United States, the FDIC will deliver the deposits to the State in which the Failed Institution had its main office. 12 U.S.C. § 1822(e). If the State accepts custody of your deposits, you will have 10 years from the date of delivery to claim your deposits from the State. After 10 years you will be permanently barred from claiming your deposits. However, if the State refuses to take custody of your deposits, you will be able to claim them from the FDIC until the receivership is terminated. If you have not claimed your insured deposits before the receivership is terminated, and a receivership may be terminated at any time, all of your rights in those deposits will be barred.

If you have any questions or concerns about these items, please contact [Bank Employee] at [Name of Acquiring Institution] by phone at [(XXX) XXX-XXXX].

Sincerely,

[Name of Claims Specialist]
[Title]

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EXHIBIT 2.3B

AFFIDAVIT OF MAILING

AFFIDAVIT OF MAILING

STATE OF

COUNTY OF

I am employed as a [Title of Office] by the [Name of Acquiring Institution].

This will attest that on [Date of mailing], I caused a true and correct copy of the Final Legal Notice, attached hereto, to owners of unclaimed deposits of [Name of Failed Bank], City, State, to be prepared for deposit in the mail of the United States of America on behalf of the Federal Deposit Insurance Corporation. A list of depositors to whom the notice was mailed is attached. This notice was mailed to the depositor’s last address as reflected on the books and records of the [Name of Failed Bank] as of the date of failure.

[Name]
[Title of Office]
[Name of Acquiring Institution]

Subscribed and sworn to before me this             day of [Month, Year].

My commission expires:

[Name], Notary Public

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EXHIBIT 3.2(c) — VALUATION OF CERTAIN

QUALIFIED FINANCIAL CONTRACTS

A.            Scope

Interest Rate Contracts - All interest rate swaps, forward rate agreements, interest rate futures, caps, collars and floors, whether purchased or written.

Option Contracts - All put and call option contracts, whether purchased or written, on marketable securities, financial futures, foreign currencies, foreign exchange or foreign exchange futures contracts.

Foreign Exchange Contracts - All contracts for future purchase or sale of foreign currencies, foreign currency or cross currency swap contracts, or foreign exchange futures contracts.

B.            Exclusions

All financial contracts used to hedge assets and liabilities that are acquired by the Assuming Institution but are not subject to adjustment from Book Value.

C.            Adjustment

The difference between the Book Value and market value as of Bank Closing.

D.            Methodology

1.             The price at which the Assuming Institution sells or disposes of Qualified Financial Contracts will be deemed to be the fair market value of such contracts, if such sale or disposition occurs at prevailing market rates within a predefined timetable as agreed upon by the Assuming Institution and the Receiver.

2.             In valuing all other Qualified Financial Contracts, the following principles will apply:

(i)            All known cash flows under swaps or forward exchange contracts shall be present valued to the swap zero coupon interest rate curve.

(ii)           All valuations shall employ prices and interest rates based on the actual frequency of rate reset or payment.

(iii)          Each tranche of amortizing contracts shall be separately valued. The total value of such amortizing contract shall be the sum of the values of its component tranches.

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(iv)          For regularly traded contracts, valuations shall be at the midpoint of the bid and ask prices quoted by customary sources (e.g., The Wall Street Journal, Telerate, Reuters or other similar source) or regularly traded exchanges.

(v)           For all other Qualified Financial Contracts where published market quotes are unavailable, the adjusted price shall be the average of the bid and ask price quotes from three (3) securities dealers acceptable to the Receiver and Assuming Institution as of Bank Closing. If quotes from securities dealers cannot be obtained, an appraiser acceptable to the Receiver and the Assuming Institution will perform a valuation based on modeling, correlation analysis, interpolation or other techniques, as appropriate.

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EXHIBIT 4.13

INTERIM ASSET SERVICING ARRANGEMENT

(a)           With respect to each asset or liability designated from time to time by the Receiver to be serviced by the Assuming Institution pursuant to this Arrangement, including any assets or liabilities sold or conveyed by the Receiver to any party other than the Assuming Institution (any such party, a “Successor Owner”) but with respect to which the Receiver has an obligation to service or provide servicing support (such assets and liabilities, the “Pool Assets”), during the term of this Arrangement the Assuming Institution shall, with respect to the Pool Assets:

(i)            promptly post and apply payments received to the applicable system of record;

(ii)           reverse and return insufficient funds checks;

(iii)          pay (A) participation payments to participants in Loans, as and when received; (B) tax and insurance bills, as they come due, out of escrow funds maintained for such purposes; and (C) unfunded commitments and protective advances out of escrow funds created for that purpose;

(iv)          process funding draws under Loans and protective advances in connection with collateral and acquired property, in each case, as and to the extent authorized and funded by the Receiver;

(v)           maintain in use all data processing equipment and systems and other systems of record on which any activity with respect to any Pool Assets are or, prior to Bank Closing were recorded, and maintain all historical data on any such systems as of Bank Closing and may not, without the express written consent of the Receiver (which consent must be sought at least 60 days prior to taking any action), deconvert, remove, transfer or otherwise discontinue use of any of the Failed Bank’s systems of record with respect to any Pool Asset;

(vi)          maintain accurate records reflecting (A) payments received by the Assuming Institution, (B) information received by the Assuming Institution concerning changes in the address or identity of any obligor, and (C) other servicing actions taken by the Assuming Institution, including checks returned for insufficient funds;

(vii)         send (A) billing statements to Obligors on Pool Assets (to the extent that such statements were sent by the Failed Bank or as are requested by the Receiver) and (B) notices to Obligors who are in default on Loans (in the same manner as the Failed Bank or as are requested by the Receiver);

(viii)        employ a sufficient number of qualified employees to provide the services required to be provided by the Assuming Institution pursuant to this Arrangement (with the number and qualifications of such employees not to be less than the number and qualifications of employees employed by the Failed Bank to perform such functions as of Bank Closing);

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(ix)          any Credit Files and any servicing files in the possession or on the premises of the Assuming Institution shall be held in trust by the Assuming Institution for the Receiver or the Successor Owner (as applicable) and shall be segregated from the other books and records of the Assuming Institution and be appropriately marked to clearly reflect the ownership interest of the Receiver or the Successor Owner (as applicable);

(x)           send to the Receiver (indicating closed bank name and number), Attn: Interim Servicing Manager, at the email address provided in Section 13.7 of the Agreement, or to such other person at such address as the Receiver may designate, via overnight delivery: (A) on a weekly basis, weekly reports, including, without limitation, reports reflecting collections, trial balances, and (B) any other reports, copies or information as may be requested from time to time by the Receiver, including, if requested, copies of (1) checks or other remittances received, (2) insufficient funds checks returned, (3) checks or other remittances for payment to participants or for taxes, insurance, funding advances and protective advances, (4) pay-off requests, and (5) notices to defaulted Obligors;

(xi)          remit on a weekly basis to the Receiver (indicating closed bank name and number), Attn: DRR Cashier Unit, Business Operations Support Branch, at the address in (vii), via wire transfer to the account designated by the Receiver, or to such other person at such other address and/or account as the Receiver may designate, all payments received;

(xii)         prepare and timely file all information reports with appropriate tax authorities, and, if requested by the Receiver, prepare and file tax returns and remit taxes due on or before the due date; and

(xiii)        provide and furnish such other services, operations or functions, including, without limitation, with regard to any business, enterprise or agreement which is a Pool Asset, as may be requested by the Receiver;

(xiv)        establish a custodial account for the Receiver and for each Successor Owner at the Assuming Institution, each of which may be interest bearing, titled in the name of Assuming Institution, in trust for the Receiver or the Successor Owner (as applicable), in each case as the owner, and segregate and hold all funds collected and received with respect to the Pool Assets separate and apart from any of the Assuming Institution’s own funds and general assets; and

(xv)         no later than the end of the second Business Day following receipt thereof, deposit into the applicable custodial account and retain therein all funds collected and received with respect to the Pool Assets.

Notwithstanding anything to the contrary in this Exhibit, the Assuming Institution shall not be required to initiate litigation or other collection proceedings against any Obligor or any collateral with respect to any defaulted Loan. The Assuming Institution shall promptly notify the Receiver, at the address provided above in subparagraph (a)(x), of any claims or legal actions regarding any Pool Asset.

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(b)           In consideration for the provision of the services provided pursuant to this Arrangement, the Receiver agrees to reimburse the Assuming Institution for actual, reasonable and necessary expenses incurred in connection with the performance of its duties pursuant to this Arrangement, including expenses of photocopying, postage and express mail, and data processing and employee services (based upon the number of hours spent performing servicing duties).

(c)           The Assuming Institution shall provide the services described herein for a term of up to three hundred sixty-five (365) days after Bank Closing. The Receiver may terminate the Arrangement at any time upon not less than sixty (60) days notice to the Assuming Institution without any liability or cost to the Receiver other than the fees and expenses due to the Assuming Institution as of the termination date pursuant to paragraph (b) above.

(d)           At any time during the term of this Arrangement, the Receiver may, upon not less than thirty (30) days prior written notice to the Assuming Institution, remove one or more Pool Assets, and at the time of such removal the Assuming Institution’s responsibility with respect thereto shall terminate.

(e)           At the expiration of this Arrangement or upon the termination of the Assuming Institution’s responsibility with respect to any Pool Asset pursuant to paragraph (d) hereof, the Assuming Institution shall:

(i)            deliver to the Receiver (or its designee) all of the Credit Documents and records relating to the Pool Assets; and

(ii)           cooperate with the Receiver to facilitate the orderly transition of managing the Pool Assets to the Receiver or its designees (including, without limitation, its contractors and persons to which any Pool Assets are conveyed).

(f)            At the request of the Receiver, the Assuming Institution shall perform such transitional services with regard to the Pool Assets as the Receiver may request. Transitional services may include, without limitation, assisting in any due diligence process deemed necessary by the Receiver and providing to the Receiver and its designees (including, without limitation, its contractors and any actual or potential Successor Owners) (x) information and data regarding the Pool Assets, including, without limitation, system reports and data downloads sufficient to transfer the Pool Assets to another system or systems and to facilitate due diligence by actual and potential Successor Owners, and (y) access to employees of the Assuming Institution involved in the management of, or otherwise familiar with, the Pool Assets.

(g)           Until such time as the Arrangement expires or is terminated, without limitation of its obligations set forth above or in the Agreement and without any additional consideration (other than that set forth in paragraph (b) above), the Assuming Institution shall provide the Receiver and its designees (including, without limitation, its contractors and actual and potential Successor Owners) with the following, as the same may be requested:

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(i)            access to and the ability to obtain assistance and information from personnel of the Assuming Institution, including former personnel of the Failed Bank and personnel of third party consultants;

(ii)           access to and the ability to use and download information from data processing systems and other systems of record on which information regarding Pool Assets or any assets transferred to or liabilities assumed by the Assuming Institution is stored or maintained (regardless of whether information with respect to other assets or liabilities is also stored or maintained thereon); and

(iii)          access to and the ability to use and occupy office space (including parking facilities and vault space), facilities, utilities (including local telephone service and facsimile machines), furniture, equipment (including photocopying and facsimile machines), and technology and connectivity (including email accounts, network access and technology resources such as shared drives) in the Bank Premises occupied by the Assuming Institution.

(h)           Capitalized terms used and not otherwise defined in this Exhibit 4.13 shall have the meanings assigned to such terms in the Agreement.

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

This agreement for the reimbursement of loss sharing on certain single family residential mortgage loans (the “Single Family Shared-Loss Agreement”) shall apply when the Assuming Institution purchases Single Family Shared-Loss Loans as that term is defined herein. The terms hereof shall modify and supplement, as necessary, the terms of the Purchase and Assumption Agreement to which this Single Family Shared-Loss Agreement is attached as Exhibit 4.15A and incorporated therein. To the extent any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Single Family Shared-Loss Agreement with respect to the subject matter of this Single Family Shared-Loss Agreement, the terms of this Single Family Shared-Loss Agreement shall control. References in this Single Family Shared-Loss Agreement to a particular Section shall be deemed to refer to a Section in this Single Family Shared-Loss Agreement, unless the context indicates that it is intended to be a reference to a Section of the Purchase and Assumption Agreement.

ARTICLE I — DEFINITIONS

The capitalized terms used in this Single Family Shared-Loss Agreement that are not defined in this Single Family Shared-Loss Agreement are defined in the Purchase and Assumption Agreement. In addition to the terms defined above, defined below are certain additional terms relating to loss-sharing, as used in this Single Family Shared-Loss Agreement.

“Accounting Records” means the subsidiary system of record on which the loan history and balance of each Single Family Shared-Loss Loan is maintained; individual loan files containing either an original or copies of documents that are customary and reasonable with respect to loan servicing, including management and disposition of Other Real Estate; the records documenting alternatives considered with respect to loans in default or for which a default is reasonably foreseeable; records of loss calculations and supporting documentation with respect to line items on the loss calculations; and, monthly delinquency reports and other performance reports customarily utilized by the Assuming Institution in management of loan portfolios.

“Accrued Interest” means, with respect to Single Family Shared-Loss Loans, the amount of earned and unpaid interest at the note rate specified in the applicable loan documents, limited to 90 days.

“Affiliate” shall have the meaning set forth in the Purchase and Assumption Agreement; provided, that, for purposes of this Single Family Shared-Loss Agreement, no Third Party Servicer shall be deemed to be an Affiliate of the Assuming Institution.

“Applicable Percentage” means, the percentage of shared-loss the Receiver will incur with respect to this Single Family Shared-Loss Agreement, which is eighty percent (80%) for the SF Tranche 1 Amount; thirty percent (30%) for the SF Tranche 2 Amount; and eighty percent (80%), for the SF Tranche 3 Amount.

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“BURCO-Owned Other Real Estate” means all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights (including any that are fully or partially charged off the books and records of BURCO Holdings LLC), that are owned by BURCO Holdings LLC as of Bank Closing.

“Commencement Date” means the first calendar day following the Bank Closing.

“Commercial Shared-Loss Agreement” means the Commercial Shared-Loss Agreement attached to the Purchase and Assumption Agreement as Exhibit 4.15B.

“Cumulative Loss Amount” means the sum of all Monthly Loss Amounts less the sum of all Recovery Amounts.

“Customary Servicing Procedures” means procedures (including collection procedures) that the Assuming Institution (or, to the extent a Third Party Servicer is engaged, the Third Party Servicer) customarily employs and exercises in servicing and administering mortgage loans for its own accounts and the servicing procedures established by FNMA or FHLMC (as in effect from time to time), which are in accordance with accepted mortgage servicing practices of prudent lending institutions.

“Deficient Loss” means the determination by a court in a bankruptcy proceeding that the value of the collateral is less than the amount of the loan in which case the loss will be the difference between the then unpaid principal balance (or the NPV of a modified loan that defaults) and the value of the collateral so established.

“Examination Criteria” means the loan classification criteria employed by, or any applicable regulations of, the Assuming Institution’s Chartering Authority at the time such action is taken, as such criteria may be amended from time to time.

“Final Shared-Loss Month” means the calendar month in which the tenth anniversary of the Commencement Date occurs.

“Foreclosure Loss” means the loss realized when the Assuming Institution has completed the foreclosure on a Single Family Shared-Loss Loan and realized final recovery on the collateral through liquidation and recovery of all insurance proceeds. Each Foreclosure Loss shall be calculated in accordance with the form and methodology specified in Exhibits 2c(1)-(3).

“Holding Company” means any company owning Shares of the Assuming Institution that is a holding company pursuant to the Bank Holding Company Act 0f 1956, 12 U.S.C. 1841 et seq. or the Home Owner’s Loan Act, 12 U.S.C. 1461 et seq.

“Home Equity Loan” means a loan or funded or unfunded portions of a line of credit secured by a mortgage on a one-to four-family residences or stock of cooperative housing association, where the Failed Bank did not have a first lien on the same property as collateral.

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“Investor-Owned Residential Loan” means a Loan, excluding advances made pursuant to a Home Equity Loan, that is secured by a mortgage on a one- to four family residences or stock of cooperative housing associations that is not owner-occupied or the borrower’s primary residence.

“Loss” means a Foreclosure Loss, Restructuring Loss, Short Sale Loss, Portfolio Loss, Modification Default Loss or Deficient Loss.

“Loss Amount” means the dollar amount of loss incurred and reported on the Monthly Certificate for a Shared-Loss Loan.

“Modification Default Loss” means the loss calculated in Exhibits 2a(1)-(3) for single family loans previously modified pursuant to this Single Family Shared-Loss Agreement that subsequently default and result in a foreclosure, short sale or Deficient Loss.

“Modification Guidelines” has the meaning provided in Section 2.1(a) of this Single Family Shared-Loss Agreement.

“Monthly Certificate” has the meaning provided in Section 2.1(b) of this Single Family Shared-Loss Agreement.

“Monthly Loss Amount” means the sum of all Foreclosure Losses, Restructuring Losses, Short Sale Losses, Portfolio Losses, Modification Default Losses and Deficient Losses realized by the Assuming Institution for any Shared Loss Month.

“Monthly Shared-Loss Amount” means the change in the Cumulative Shared-Loss Amount from the beginning of each month to the end of each month.

“Net Loss Amount” means the sum of Cumulative Loss Amounts under this Single Family Shared-Loss Agreement and Aggregate Net Charge-Offs under the Commercial Shared-Loss Agreement.

“Neutral Member” has the meaning provided in Section 2. 1(f)(ii) of this Single Family Shared-Loss Agreement.

“Portfolio Loss” means the loss realized on either (i) a portfolio sale of Single Family Shared-Loss Loans in accordance with the terms of Article IV or (ii) the sale of a loan with the consent of the Receiver as provided in Section 2.7.

“Recovery Amount” means, with respect to any period prior to the Termination Date, the amount of collected funds received by the Assuming Institution that (i) are applicable against a Foreclosure Loss calculated in accordance with Exhibits 2c(1)-(3), or (iii) gains realized from a Section 4.1 sale of Single Family Shared-Loss Loans for which the Assuming Institution has previously received a Restructuring Loss payment from the Receiver (iv) or any incentive payments from national programs paid to an investor or borrower on loans that have been modified or otherwise treated (short sale or foreclosure) in accordance with Exhibit 5.

“Related Loans” has the meaning set forth in Section 3.1.

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“Restructuring Loss” means the loss on a modified or restructured loan measured by the difference between (a) the principal, Accrued Interest, tax and insurance advances, third party or other fees due on a loan prior to the modification or restructuring, and (b) the net present value of estimated cash flows on the modified or restructured loan, discounted at the Then-Current Interest Rate. Each Restructuring Loss shall be calculated in accordance with the form and methodology attached as Exhibits 2a(1)-(3), as applicable.

“Restructured Loan” means a Single Family Shared-Loss Loan for which the Assuming Institution has received a Restructuring Loss payment from the Receiver. This applies to owner occupied and investor owned residences.

“Servicing Officer” has the meaning provided in Section 2.1(b) of this Single Family Shared-Loss Agreement.

“SF1-4 Intrinsic Loss Estimate” means total losses under this Single Family Shared-Loss Agreement in the amount of thirty five million dollars ($35,000,000.00).

“SF Tranche 1 Amount” means a Cumulative Loss Amount under this Single Family Shared-Loss Agreement up to and including $26,798,999.00

“SF Tranche 2 Amount” means a Cumulative Loss Amount under this Single Family Shared-Loss Agreement greater than the SF Tranche 1 Amount up to and including $34,863,000.00.

“SF Tranche 3 Amount” means a Cumulative Loss Amount under this Single Family Shared-Loss Agreement exceeding $34,863,000.00.

“Shared Loss Loan” means a Single Family Shared-Loss Loan, Investor-Owned Residential Loan, Restructured Loan or Home Equity Loan, and any Commitment with respect to those loans.

“Shared-Loss Month” means each calendar month between the Commencement Date and the last day of the month in which the tenth anniversary of the Commencement Date occurs, provided that, the first Shared-Loss Month shall begin on the Commencement Date and end on the last day of that month.

“Shares” means common stock and any instrument which by its terms is currently convertible into common stock, or which may become convertible into common stock.

“Short-Sale Loss” means the loss resulting from the Assuming Institution’s agreement with the mortgagor to accept a payoff in an amount less than the balance due on the loan (including the costs of any cash incentives to borrower to agree to such sale or to maintain the property pending such sale), further provided, that each Short-Sale Loss shall be calculated in accordance with the form and methodology specified in Exhibits 2b(1)-(3).

“Single Family Shared-Loss Loan” means a single family one-to-four owner-occupied residential mortgage loan, excluding Home Equity Loans, that is secured by a mortgage

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on a one-to four family residence or stock of a cooperative housing association.

“Termination Date” means the last day of the Final Shared-Loss Month.

“Then-Current Interest Rate” means the most recently published Freddie Mac survey rate for 30-year fixed-rate loans for Investor-Owned Loans or such other interest rate approved by the Receiver.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution or any Affiliate of the Assuming Institution to service the Shared-Loss Loans on behalf of the Assuming Institution, the identity of which shall be given to the Receiver prior to or concurrent with the appointment thereof.

“Total Intrinsic Loss Estimate” means the sum of the SF1-4 Intrinsic Loss Estimate in the Single Family Shared-Loss Agreement, and the Commercial Intrinsic Loss Estimate in the Commercial Shared-Loss Agreement, expressed in dollars.

ARTICLE II — SHARED-LOSS ARRANGEMENT

2.1          Shared-Loss Arrangement.

(a)           Loss Mitigation and Consideration of Alternatives.

(i) For each Single Family Shared-Loss Loan in default or for which a default is reasonably foreseeable, the Assuming Institution shall undertake reasonable and customary loss mitigation efforts, in accordance with any of the following programs selected by Assuming Institution in its sole discretion, Exhibit 5 (FDIC Mortgage Loan Modification Program), the United States Treasury’s Home Affordable Modification Program Guidelines or any other modification program approved by the United States Treasury Department, the Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency (it being understood that the Assuming Institution can select different programs for the various Single Family Shared-Loss Loans) (such program chosen, the “Modification Guidelines”). After selecting the applicable Modification Guideline for each such Single Family Shared-Loss Loan, the Assuming Institution shall document its consideration of foreclosure, loan restructuring under the applicable Modification Guideline chosen, and short-sale (if short-sale is a viable option) alternatives and shall select the alternative the Assuming Institution believes, based on its estimated calculations, will result in the least Loss. If unemployment or underemployment is the primary cause for default or for which a default is reasonably foreseeable, the Assuming Institution may consider the borrower for a temporary forbearance plan which reduces the loan payment to an affordable level for at least six (6) months.

(ii) Losses on Home Equity Loans shall be shared under the charge-off policies of the Assuming Institution’s Examination Criteria as if they were Single Family Shared-Loss Loans.

(iii) Losses on Investor-Owned Residential Loans shall be treated as Restructured Loans, and with the consent of the Receiver can be restructured under terms separate from the

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Exhibit 5 standards. Please refer to Exhibits 2(a)(1)-(2) for guidance in Calculation of Loss for Restructured Loans. Losses on Investor-Owned Residential Loans will be treated as if they were Single Family Shared-Loss Loans.

(iv) The Assuming Institution shall retain its loss calculations for the Shared Loss Loans and such calculations shall be provided to the Receiver upon request. For the avoidance of doubt and notwithstanding anything herein to the contrary, (x) the Assuming Institution is not required to modify or restructure any Shared-Loss Loan on more than one occasion and (y) the Assuming Institution is not required to consider any alternatives with respect to any Shared-Loss Loan in the process of foreclosure as of the Bank Closing if the Assuming Institution can document that a loan modification is not cost effective and shall be entitled to continue such foreclosure measures and recover the Foreclosure Loss as provided herein, and (z) the Assuming Institution shall have a transition period of up to 90 days after Bank Closing to implement the Modification Guidelines, during which time, the Assuming Institution may submit claims under such guidelines as may be in place at the Failed Bank.

(b)           Monthly Certificates.

Not later than fifteen (15) days after the end of each Shared-Loss Month, beginning with the month in which the Commencement Date occurs and ending in the Final Shared-Loss Month, the Assuming Institution shall deliver to the Receiver a certificate, signed by an officer of the Assuming Institution involved in, or responsible for, the administration and servicing of the Shared-Loss Loans whose name appears on a list of servicing officers furnished by the Assuming Institution to the Receiver, (a “Servicing Officer”) setting forth in such form and detail as the Receiver may reasonably specify (a “Monthly Certificate”):

(i)            (A) a schedule substantially in the form of Exhibit 1 listing:

(i) each Shared-Loss Loan for which a Loss Amount (calculated in accordance with the applicable Exhibit) is being claimed, the related Loss Amount for each Shared-Loss Loan, and the total Monthly Loss Amount for all Shared-Loss Loans;

(ii) each Shared-Loss Loan for which a Recovery Amount was received, the Recovery Amount for each Shared-Loss Loan, and the total Recovery Amount for all Shared-Loss Loans;

(iii) the total Monthly Loss Amount for all Shared-Loss Loans minus the total monthly Recovery Amount for all Shared-Loss Loans;

(iv) the Cumulative Loss Amount as of the beginning and end of the month;

(v) the Monthly Shared Loss Amount;

(vi) the result obtained in (v) times the Applicable Percentage, which is the amount to be paid under Section 2.1(d) of this Single Family Shared-Loss Agreement by the Receiver to the Assuming Institution if the amount

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is a positive number, or by the Assuming Institution to the Receiver if the amount is a negative number;

(ii)           for each of the Shared-Loss Loans for which a Loss is claimed for that Shared-Loss Month, a schedule showing the calculation of the Loss Amount using the form and methodology shown in Exhibits 2a(1)-(3), Exhibit 2b, or Exhibits 2c(1)-(2), as applicable.

(iii)          For each of the Restructured Loans where a gain or loss is realized in a sale under Section 4.1 or 4.2, a schedule showing the calculation using the form and methodology shown in Exhibits 2d(1)-(2).

(iv)          a portfolio performance and summary schedule substantially in the form shown in Exhibit 3.

(c)           Monthly Data Download. Not later than fifteen (15) days after the end of each month, beginning with the month in which the Commencement Date occurs and ending with the Final Shared-Loss Month, Assuming Institution shall provide Receiver:

(i)            the servicing file in machine-readable format including but not limited to the fields shown on Exhibit 2.1(c) for each outstanding Single Family Shared-Loss Loan, as applicable; and

(ii)           an Excel file for ORE held as a result of foreclosure on a Single Family Shared-Loss Loan listing:

(A)  Foreclosure date

(B)  Unpaid loan principal balance

(C)  Appraised value or BPO value, as applicable

(D)  Projected liquidation date

Notwithstanding the foregoing, the Assuming Institution shall not be required to provide any of the foregoing information to the extent it is unable to do so as a result of the Failed Bank’s or Receiver’s failure to provide information required to produce the information set forth in this Section 2.1(c); provided, that the Assuming Institution shall, consistent with Customary Servicing Procedures seek to produce any such missing information or improve any inaccurate information previously provided to it.

(d)           Payments With Respect to Shared-Loss Assets. Not later than fifteen (15) days after the date on which the Receiver receives the Monthly Certificate, the Receiver shall pay to the Assuming Institution, in immediately available funds, an amount equal to the Applicable Percentage of the Monthly Shared-Loss Amount reported on the Monthly Certificate. If the total Monthly Shared-Loss Amount reported on the Monthly Certificate is a negative number, the Assuming Institution shall pay to the Receiver in immediately available funds the Applicable Percentage of that amount.

(e)           Limitations on Shared-Loss Payment. The Receiver shall not be required to make any payments pursuant to Section 2.1(d) with respect to any Foreclosure Loss,

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Restructuring Loss, Short Sale Loss, Deficient Loss, or Portfolio Loss that the Receiver determines, based upon the criteria set forth in this Single Family Shared-Loss Agreement (including the analysis and documentation requirements of Section 2.1(a)) or Customary Servicing Procedures, should not have been effected by the Assuming Institution; provided, however, (x) the Receiver must provide notice to the Assuming Institution detailing the grounds for not making such payment, (y) the Receiver must provide the Assuming Institution with a reasonable opportunity to cure any such deficiency and (z) (1) to the extent curable, if cured, the Receiver shall make payment with respect to the properly effected Loss, and (2) to the extent not curable, shall not constitute grounds for the Receiver to withhold payment as to all other Losses (or portion of Losses) that are properly payable pursuant to the terms of this Single Family Shared-Loss Agreement. In the event that the Receiver does not make any payment with respect to Losses claimed pursuant to Section 2.1(d), the Receiver and Assuming Institution shall, upon final resolution, make the necessary adjustments to the Monthly Shared-Loss Amount for that Monthly Certificate and the payment pursuant to Section 2.1(d) above shall be adjusted accordingly.

(f)            Payments by Wire-Transfer. All payments under this Single Family Shared-Loss Agreement shall be made by wire-transfer in accordance with the wire-transfer instructions on Exhibit 4.

(g)           Payment in the Event Losses Fail to Reach Expected Level. If the asset premium (discount) bid expressed in dollars is a five per cent (5%) or more discount to the purchase price of the Assets determined in accordance with Article III, then on the date that is 45 days following the last day (such day, the “True-Up Measurement Date”) of the calendar month in which the tenth anniversary of the calendar day following the Bank Closing occurs, or upon the final disposition of all Shared Loss Assets under the Single Family Shared-Loss Agreement at any time after the termination of this Commercial Shared-Loss Agreement, the Assuming Institution shall pay to the Receiver fifty percent (50%) of any positive amount resulting from the following calculation:

A - (B + C + D), where

A equals 20% of the Total Intrinsic Loss Estimate;

B equals 20% of the Net Loss Amount;

C equals 25% of the asset premium (discount) bid, expressed in dollars, of total Shared Loss Assets on Schedules 4.15A, 4.15B, and 4.15D at Bank Closing; and

D equals 3.5% of total Shared Loss Assets on Schedules 4.15A, 4.15B and 4.15D at Bank Closing.

The Assuming Institution shall deliver to the Receiver not later than 30 days following the True-Up Measurement Date, a schedule, signed by an officer of the Assuming Institution, setting forth in reasonable detail the foregoing calculation, including the calculation of the Net Loss Amount.

(h)           Payments as Administrative Expenses. Payments from the Receiver with respect to this Single Family Shared-Loss Agreement are administrative expenses of the

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Receiver. To the extent the Receiver needs funds for shared-loss payments respect to this Single Family Shared-Loss Agreement, the Receiver shall request funds under the Master Loan and Security Agreement, as amended (“MLSA”), from FDIC in its corporate capacity. The Receiver will not agree to any amendment of the MLSA that would prevent the Receiver from drawing on the MLSA to fund shared-loss payments.

2.2          Auditor Report; Right to Audit.

(a)           Within the time period permitted for the examination audit pursuant to 12 CFR Section 363 after the end of each fiscal year during which the Receiver makes any payment to the Assuming Institution under this Single Family Shared-Loss Agreement, the Assuming Institution shall deliver to the Receiver a report signed by its independent public accountants stating that they have reviewed the terms of this Single Family Shared-Loss Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such fiscal year pursuant to this Article II were not made by the Assuming Institution in accordance herewith. In the event that the Assuming Institution cannot comply with the preceding sentence, it shall promptly submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such year pursuant to this Article II were not made by the Assuming Institution in accordance herewith. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made.

(b)           The Assuming Institution shall perform on an annual basis an internal audit of its compliance with the provisions of this Article II and shall provide the Receiver and the Corporation with copies of the internal audit reports and access to internal audit workpapers related to such internal audit.

(c)           The Receiver or the FDIC in its corporate capacity (“Corporation”), its contractors and their employees, and its agents may perform an audit or audits to determine the Assuming Institution’s compliance with the provisions of this Single Family Shared-Loss Agreement, including this Article II, by providing not less than ten (10) Business Days’ prior written notice. Assuming Institution shall provide access to pertinent records and proximate working space in Assuming Institution’s facilities. The scope and duration of any such audit shall be within the reasonable discretion of the Receiver or the Corporation, but shall in no event be administered in a manner that unreasonably interferes with the operation of the Assuming Institution’s business. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit or audits, the Assuming Institution and the Receiver shall make such accounting adjustments and payments as may be necessary to give retroactive effect to such corrections.

2.3          Withholdings. Notwithstanding any other provision in this Article II, the Receiver, upon the direction of the Director (or designee) of the Federal Deposit Insurance Corporation’s Division of Resolutions and Receiverships, may withhold payment for any amounts included in a Monthly Certificate delivered pursuant to Section 2.1, if in its good faith

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and reasonable judgment there is a reasonable basis under the requirements of this Single Family Shared-Loss Agreement for denying the eligibility of an item for which reimbursement or payment is sought under such Section. In such event, the Receiver shall provide a written notice to the Assuming Institution detailing the grounds for withholding such payment. At such time as the Assuming Institution demonstrates to the satisfaction of the Receiver, in its reasonable judgment, that the grounds for such withholding of payment, or portion of payment, no longer exist or have been cured, then the Receiver shall pay the Assuming Institution the amount withheld which the Receiver determines is eligible for payment, within fifteen (15) Business Days.

2.4          Books and Records. The Assuming Institution shall at all times during the term of this Single Family Shared-Loss Agreement keep books and records sufficient to ensure and document compliance with the terms of this Single Family Shared-Loss Agreement, including but not limited to (a) documentation of alternatives considered with respect to defaulted loans or loans for which default is reasonably foreseeable, (b) documentation showing the calculation of loss for claims submitted to the Receiver, (c) retention of documents that support each line item on the loss claim forms, and (d) documentation with respect to the Recovery Amount on loans for which the Receiver has made a loss-share payment

2.5          Information. The Assuming Institution shall promptly provide to the Receiver such other information, including but not limited to, financial statements, computations, and bank policies and procedures, relating to the performance of the provisions of this Single Family Shared-Loss Agreement, as the Receiver may reasonably request from time to time.

2.6          Tax Ruling. The Assuming Institution shall not at any time, without the Receiver’s prior written consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver pursuant to this Single Family Shared-Loss Agreement.

2.7          Loss of Shared-Loss Coverage on Shared-Loss Loans. The Receiver shall be relieved of its obligations with respect to a Shared-Loss Loan upon payment of a Foreclosure Loss amount, or a Short Sale Loss amount with respect to such Single Family Shared-Loss Loan, or upon the sale without FDIC consent of a Single Family Shared-Loss Loan by Assuming Institution to a person or entity that is not an Affiliate. The Assuming Institution shall provide the Receiver with timely notice of any such sale. Failure to administer any Shared-Loss Loan or Loans in accordance with Article III shall at the discretion of the Receiver constitute grounds for the loss of shared loss coverage with respect to such Shared-Loss Loan or Loans. Notwithstanding the foregoing, a sale of the Single Family Shared-Loss Loan, for purposes of this Section 2.7, shall not be deemed to have occurred as the result of (i) any change in the ownership or control of Assuming Institution or the transfer of any or all of the Single Family Shared-Loss Loan(s) to any Affiliate of Assuming Institution, (ii) a merger by Assuming Institution with or into any other entity, or (iii) a sale by Assuming Institution of all or substantially all of its assets.

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2.8                           BURCO Holdings LLC-Owned Real Estate.

(a) Shared-Loss coverage will be provided with respect to the Assuming Institution’s acquisition of BURCO Holdings LLC in accordance with the following conditions:

(i) BURCO-Owned Other Real Estate shall be treated as if it were Other Real Estate directly owned by the Assuming Institution, and the Assuming Institution shall comply with all related Shared-Loss Assets requirements, including reporting requirements, imposed by this Agreement with respect to such BURCO-Owned Other Real Estate, except as otherwise specifically provided;

(ii) Shared-Loss coverage shall be based solely on losses, as determined in accordance with this Agreement, in connection with the BURCO-Owned Other Real Estate; and

(iii) The total amount of losses the Assuming Institution may submit for Shared-Loss coverage shall be limited to the lesser of (A) the sum of the Failed Bank’s equity investment in BURCO Holdings LLC plus the amount of all obligations owed to the Failed Bank by BURCO Holdings LLC as determined as of Bank Closing and (B) the value of BURCO-Owned Other Real Estate as reflected on the Accounting Records of BURCO Holdings LLC.

(b) BURCO Holdings LLC shall not be considered a Shared-Loss Subsidiary.

ARTICLE III - RULES REGARDING THE ADMINISTRATION OF

SHARED-LOSS LOANS

3.1          Agreement with Respect to Administration. The Assuming Institution shall (and shall cause any of its Affiliates to which the Assuming Institution transfers any Shared-Loss Loans to) manage, administer, and collect the Shared-Loss Loans while owned by the Assuming Institution or any Affiliate thereof during the term of this Single Family Shared-Loss Agreement in accordance with the rules set forth in this Article III. The Assuming Institution shall be responsible to the Receiver in the performance of its duties hereunder and shall provide to the Receiver such reports as the Receiver reasonably deems advisable, including but not limited to the reports required by Sections 2.1, 2.2 and 3.3 hereof, and shall permit the Receiver to monitor the Assuming Institution’s performance of its duties hereunder.

3.2          Duties of the Assuming Institution.

(a)           In the performance of its duties under this Article III, the Assuming Institution shall:

(i) manage and administer each Shared-Loss Loan in accordance with Assuming Institution’s usual and prudent business and banking practices and Customary Servicing Procedures;

(ii) exercise its best business judgment in managing, administering and collecting amounts owed on the Shared-Loss Loans;

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(iii) use commercially reasonable efforts to maximize Recoveries with respect to Losses on Shared-Loss Loans without regard to the effect of maximizing collections on assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Loans;

(iv) retain sufficient staff (in Assuming Institution’s discretion) to perform its duties hereunder; and

(v) other than as provided in Section 2.1(a), comply with the terms of the Modification Guidelines for any Single Family Shared-Loss Loans meeting the requirements set forth therein. For the avoidance of doubt, the Assuming Institution may propose exceptions to Exhibit 5 (the FDIC Loan Modification Program) for a group of Loans with similar characteristics, with the objectives of (1) minimizing the loss to the Assuming Institution and the FDIC and (2) maximizing the opportunity for qualified homeowners to remain in their homes with affordable mortgage payments.

(b)           Any transaction with or between any Affiliate of the Assuming Institution with respect to any Shared-Loss Loan including, without limitation, the execution of any contract pursuant to which any Affiliate of the Assuming Institution will manage, administer or collect any of the Shared-Loss Loans will be provided to FDIC for informational purposes and if such transaction is not entered into on an arm’s length basis on commercially reasonable terms such transaction shall be subject to the prior written approval of the Receiver.

3.3          Shared-Loss Asset Records and Reports. The Assuming Institution shall establish and maintain such records as may be appropriate to account for the Single Family Shared-Loss Loans in such form and detail as the Receiver may reasonably require, and to enable the Assuming Institution to prepare and deliver to the Receiver such reports as the Receiver may from time to time request regarding the Single Family Shared-Loss Loans and the Monthly Certificates required by Section 2.1 of this Single Family Shared-Loss Agreement.

3.4          Related Loans.

(a)           Assuming Institution shall use its best efforts to determine which loans are “Related Loans,” as hereinafter defined. The Assuming Institution shall not manage, administer or collect any “Related Loan” in any manner that would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Loan to which such loan is related. A “Related Loan” means any loan or extension of credit to an Obligor of a Shared-Loss Loan held by the Assuming Institution at any time on or prior to the end of the Final Shared-Loss Month.

(b)           The Assuming Institution shall prepare and deliver to the Receiver with the Monthly Certificates for the calendar months ending June 30 and December 31, a schedule of all Related Loans on the Accounting Records of the Assuming Institution as of the end of each such semi-annual period.

3.5          Legal Action; Utilization of Special Receivership Powers. The Assuming Institution shall notify the Receiver in writing (such notice to be given in accordance with Article V below and to include all relevant details) prior to utilizing in any legal action any special legal power or right which the Assuming Institution derives as a result of having acquired an asset from the Receiver, and the Assuming Institution shall not utilize any such power unless the

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Receiver shall have consented in writing to the proposed usage. The Receiver shall have the right to direct such proposed usage by the Assuming Institution and the Assuming Institution shall comply in all respects with such direction. Upon request of the Receiver, the Assuming Institution will advise the Receiver as to the status of any such legal action. The Assuming Institution shall immediately notify the Receiver of any judgment in litigation involving any of the aforesaid special powers or rights.

3.6          Third Party Servicer. The Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Single Family Shared-Loss Agreement through or by one or more Third Party Servicers, who may take actions and make expenditures as if any such Third Party Servicer was the Assuming Institution hereunder (and, for the avoidance of doubt, such expenses incurred by any such Third Party Servicer on behalf of the Assuming Institution shall be included in calculating Losses to the extent such expenses would be included in such calculation if the expenses were incurred by Assuming Institution); provided, however, that the use thereof by the Assuming Institution shall not release the Assuming Institution of any obligation or liability hereunder.

ARTICLE IV — PORTFOLIO SALE

4.1          Assuming Institution Portfolio Sales of Remaining Shared-Loss Loans. The Assuming Institution shall have the right, with the consent of the Receiver, to liquidate for cash consideration, from time to time in one or more transactions, all or a portion of Shared-Loss Loans held by the Assuming Institution at any time prior to the Termination Date (“Portfolio Sales”). If the Assuming Institution exercises its option under this Section 4.1, it must give sixty (60) days notice in writing to the Receiver setting forth the details and schedule for the Portfolio Sale, which shall be conducted by means of sealed bid sales to third parties, not including any of the Assuming Institution’s affiliates, contractors, or any affiliates of the Assuming Institution’s contractors. Sales of Restructured Loans shall be sold in a separate pool from Shared-Loss Loans that have not been restructured. Other proposals for the sale of a Shared-Loss Loan or Shared-Loss Loans submitted by the Assuming Institution will be considered by the Receiver on a case-by-case basis.

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4.2          Assuming Institution’s Liquidation of Remaining Shared-Loss Loans. In the event that the Assuming Institution does not conduct a Portfolio Sale pursuant to Section 4.1, the Receiver shall have the right, exercisable in its sole and absolute discretion, to require the Assuming Institution to liquidate for cash consideration, any Shared-Loss Loans held by the Assuming Institution at any time after the date that is six months prior to the Termination Date. If the Receiver exercises its option under this Section 4.2, it must give notice in writing to the Assuming Institution, setting forth the time period within which the Assuming Institution shall be required to liquidate the Shared-Loss Loans. The Assuming Institution will comply with the Receiver’s notice and must liquidate the Shared-Loss Loans as soon as reasonably practicable by means of sealed bid sales to third parties, not including any of the Assuming Institution’s affiliates, contractors, or any affiliates of the Assuming Institution’s contractors. The selection of any financial advisor or other third party broker or sales agent retained for the liquidation of the remaining Shared-Loss Loans pursuant to this Section shall be subject to the prior approval of the Receiver, such approval not to be unreasonably withheld, delayed or conditioned.

4.3          Calculation of Sale Gain or Loss. For Shared-Loss Loans that are not Restructured Loans, gain or loss on the sales under Section 4.1 or Section 4.2 will be calculated as the sale price received by the Assuming Institution less the unpaid principal balance of the remaining Shared-Loss Loans. For any Restructured Loan included in the sale gain or loss on sale will be calculated as (a) the sale price received by the Assuming Institution less (b) the net present value of estimated cash flows on the Restructured Loan that was used in the calculation of the related Restructuring Loss plus (c) Loan principal payments collected by the Assuming Institution from the date the Loan was restructured to the date of sale. (See Exhibits 2d(1)-(2) for example calculations).

ARTICLE V — LOSS-SHARING NOTICES GIVEN TO RECEIVER AND PURCHASER

All notices, demands and other communications hereunder shall be in writing and shall be delivered by hand, or overnight courier, receipt requested, addressed to the parties as follows:

If to Receiver, to:	Federal Deposit Insurance Corporation as Receiver for First Banking Center, Burlington, Wisconsin
Division of Resolutions and Receiverships
550 17th Street, N.W.
Washington, D.C. 20429
Attention: Ralph Malami, Manager, Capital Markets

with a copy to:	Federal Deposit Insurance Corporation as Receiver for First Banking Center, Burlington, Wisconsin
Room E7056
3501 Fairfax Drive
Arlington, VA 22226
Attn: Special Issues Unit

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With respect to a notice under Section 3.5 of this Single Family Shared-Loss Agreement, copies of such notice shall be sent to:

Federal Deposit Insurance Corporation
Legal Division 1601 Bryan St.
Dallas, Texas 75201
Attention: Regional Counsel

If to Assuming Institution, to:

First Michigan Bank
2301 West Big Beaver
Suite 525
Troy, Michigan 48084
Attention: David T. Provost, Chief Executive Officer

Such Persons and addresses may be changed from time to time by notice given pursuant to the provisions of this Article V. Any notice, demand or other communication delivered pursuant to the provisions of this Article V shall be deemed to have been given on the date actually received.

ARTICLE VI — MISCELLANEOUS

6.1.         Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred by or on behalf of a party hereto in connection with this Single Family Shared-Loss Agreement shall be borne by such party whether or not the transactions contemplated herein shall be consummated.

6.2          Successors and Assigns; Specific Performance. This Single Family Shared-Loss Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Single Family Shared-Loss Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Federal Deposit Insurance Corporation in its corporate capacity without the consent of Assuming Institution. Notwithstanding anything to the contrary contained in this Single Family Shared-Loss Agreement, except as is expressly permitted in this Section 6.2, the Assuming Institution may not assign or otherwise transfer this Single Family Shared-Loss Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part), or sell or transfer of any subsidiary of the Assuming Institution holding title to Shared-Loss Assets or Shared-Loss Securities, without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Single Family Shared-Loss Agreement includes:

(i) a merger or consolidation of the Assuming Institution with or into another company, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

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(ii) a merger or consolidation of the Assuming Institution’s Holding Company with or into another company, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(iii) the sale of all or substantially all of the assets of the Assuming Institution to another company or person; or

(iv) a sale of shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

For the avoidance of doubt, any transaction under this Section 6.2 that requires the Receiver’s consent that is made without consent of the Receiver hereunder will relieve the Receiver of any of its obligations under this Single Family Shared-Loss Agreement.

No Loss shall be recognized under this Single Family Shared-Loss Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Single Family Shared-Loss Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3          WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS SINGLE FAMILY SHARED-LOSS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.4          No Third Party Beneficiary. This Single Family Shared-Loss Agreement and the Exhibits hereto are for the sole and exclusive benefit of the parties hereto and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries, and nothing in this Single Family Shared-Loss Agreement or the Exhibits shall be construed to grant to any other Person any right, remedy or Claim under or in respect of this Single Family Shared-Loss Agreement or any provision hereof.

6.5          Consent. Except as otherwise provided herein, when the consent of a party is required herein, such consent shall not be unreasonably withheld or delayed.

6.6          Rights Cumulative. Except as otherwise expressly provided herein, the rights of each of the parties under this Single Family Shared-Loss Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Sale Agreement and any of the related agreements or under law. Except as otherwise expressly provided herein, any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right.

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ARTICLE VII

DISPUTE RESOLUTION

7.1          Dispute Resolution Procedures.

(a)           In the event a dispute arises about the interpretation, application, calculation of Loss, or calculation of payments or otherwise with respect to this Single Family Shared-Loss Agreement (“SF Shared-Loss Dispute Item”), then the Receiver and the Assuming Institution shall make every attempt in good faith to resolve such items within sixty (60) days following the receipt of a written description of the SF Shared-Loss Dispute Item, with notification of the possibility of taking the matter to arbitration (the date on which such 60-day period expires, or any extension of such period as the parties hereto may mutually agree to in writing, herein called the “Resolution Deadline Date”). If the Receiver and the Assuming Institution resolve all such items to their mutual satisfaction by the Resolution Deadline Date, then within thirty (30) days following such resolution, any payment due as a result of such resolution shall be made arising from the settlement of the SF Shared-Loss Dispute.

(b)           If the Receiver and the Assuming Institution fail to resolve any outstanding SF Shared-Loss Dispute Items by the Resolution Deadline Date, then either party may notify the other of its intent to submit the SF Shared-Loss Dispute Item to arbitration pursuant to the provisions of this Article VII. Failure of either party to submit pursuant to paragraph (c) hereof any unresolved SF Shared-Loss Dispute Item to arbitration within thirty (30) days following the Resolution Deadline Date (the date on which such thirty (30) day period expires is herein called the “Arbitration Deadline Date”) shall extinguish that party’s right to submit the non-submitted SF Shared-Loss Dispute Item to arbitration, and constitute a waiver of the submitting party’s right to dispute such non-submitted SF Shared-Loss Dispute Item (but not a waiver of any similar claim which may arise in the future).

(c)           If a SF Shared-Loss Dispute Item is submitted to arbitration, it shall be governed by the rules of the American Arbitration Association (the “AAA”), except as otherwise provided herein. Either party may submit a matter for arbitration by delivering a notice, prior to the Arbitration Deadline Date, to the other party in writing setting forth:

(i)            A brief description of each SF Shared-Loss Dispute Item submitted for arbitration;

(ii)           A statement of the moving party’s position with respect to each SF Shared-Loss Dispute Item submitted for arbitration;

(iii)          The value sought by the moving party, or other relief requested regarding each SF Shared-Loss Dispute Item submitted for arbitration, to the extent reasonably calculable; and

(iv)          The name and address of the arbiter selected by the moving party (the “Moving Arbiter”), who shall be a neutral, as determined by the AAA.

Failure to adequately include any information above shall not be deemed to be a waiver of the parties’ right to arbitrate so long as after notification of such failure the moving party cures such failure as promptly as reasonably practicable.

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(d)           The non-moving party shall, within thirty (30) days following receipt of a notice of arbitration pursuant to this Section 7.1, deliver a notice to the moving party setting forth:

(i)            The name and address of the arbiter selected by the non-moving party (the “Respondent Arbiter”), who shall be a neutral, as determined by the AAA;

(ii)           A statement of the position of the respondent with respect to each Dispute Item; and

(iii)          The ultimate resolution sought by the respondent or other relief, if any, the respondent deems is due the moving party with respect to each SF Shared-Loss Dispute Item.

Failure to adequately include any information above shall not be deemed to be a waiver of the non-moving party’s right to defend such arbitration so long as after notification of such failure the non-moving party cures such failure as promptly as reasonably practicable

(e)           The Moving Arbiter and Respondent Arbiter shall select a third arbiter from a list furnished by the AAA. In accordance with the rules of the AAA, the three (3) arbiters shall constitute the arbitration panel for resolution of each SF Loss-Share Dispute Item. The concurrence of any two (2) arbiters shall be deemed to be the decision of the arbiters for all purposes hereunder. The arbitration shall proceed on such time schedule and in accordance with the Rules of Commercial Arbitration of the AAA then in effect, as modified by this Section 7.1. The arbitration proceedings shall take place at such location as the parties thereto may mutually agree, but if they cannot agree, then they will take place at the offices of the Corporation in Washington, DC, or Arlington, Virginia.

(f)            The Receiver and Assuming Institution shall facilitate the resolution of each outstanding SF Shared-Loss Dispute Item by making available in a prompt and timely manner to one another and to the arbiters for examination and copying, as appropriate, all documents, books, and records under their respective control and that would be discoverable under the Federal Rules of Civil Procedure.

(g)           The arbiters designated pursuant to subsections (c), (d) and (e) hereof shall select, with respect to each Dispute Item submitted to arbitration pursuant to this Section 7.1, either (i) the position and relief submitted by the Assuming Institution with respect to each SF Shared-Loss Dispute Item, or (ii) the position and relief submitted by the Receiver with respect to each SF Shared-Loss Dispute Item, in either case as set forth in its respective notice of arbitration. The arbiters shall have no authority to select a value for each Dispute Item other than the determination set forth in Section 7.1(c) and Section 7.1(d). The arbitration shall be final, binding and conclusive on the parties.

(h)           Any amounts ultimately determined to be payable pursuant to such award shall bear interest at the Settlement Interest Rate from and including the date specified for the arbiters decisions specified in this Section 7.1, without regard to any extension of the finality of such award, to but not including the date paid. All payments required to be made under this Section 7.1 shall be made by wire transfer.

(i)            For the avoidance of doubt, to the extent any notice of a SF Shared-Loss Dispute

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Item(s) is provided prior to the Termination Date, the terms of this Single Family Shared-Loss Agreement shall remain in effect with respect to the Single Family Shared-Loss Loans that are the subject of such SF Shared-Loss Dispute Item(s) until such time as any such dispute is finally resolved.

7.2          Fees and Expenses of Arbiters. The aggregate fees and expenses of the arbiters shall be borne equally by the parties. The parties shall pay the aggregate fees and expenses within thirty (30) days after receipt of the written decision of the arbiters (unless the arbiters agree in writing on some other payment schedule).

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Exhibit 1 — Monthly Certificate

CERTIFICATE

MONTHLY SUMMARY

FOR SINGLE FAMILY ASSETS

FDIC - RECEIVER FOR XXXXXXX BANK

PURCHASE AND ASSUMPTION AGREEMENT DATED: Jan 1, 2009

Shared-Loss Period Ended:
(Dollars)

Calculation of Amount Due from (to) FDIC

FDIC % Share	0%		80%			Total
Carry forward from other types of assets:
1. Cumulative losses from single family pool	0		0			0
2. Cumulative losses from securities	0		0			0
3. Cumulative loss from commercial and other pool	0		0			0
4. Total cumulative losses at beg of period	0		0			0
5. Covered single family losses (gains) during period	0		0			0
6. Cumulative loss at end of period	0		0			0
FDIC % Share	x 0%		x 80%
7. Amount Due from (to) FDIC	0	+	0	+	=	—
Memo: threshold for recovery percentage	0		0

Preparer name:
Preparer signature
Preparer title:

Officer name:
Officer signature
Officer title:

Date:

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CERTIFICATE

MONTHLY SUMMARY

FOR SINGLE FAMILY ASSETS

FDIC - RECEIVER FOR XXXXXXX BANK

PURCHASE AND ASSUMPTION AGREEMENT DATED: Jan 1, 2009

Shared-Loss Period Ended:
(Dollars)

Calculation of Amount Due from (to) FDIC

FDIC % Share	0%		80%			Total
Carry forward from other types of assets:
1. Cumulative losses from single family pool	0		0			0
2. Cumulative losses from securities	0		0			0
3. Cumulative loss from commercial and other pool	0		0			0
4. Total cumulative losses at beg of period	0		0			0
5. Covered single family losses (gains) during period	0		0			0
6. Cumulative loss at end of period	0		0			0
FDIC % Share	x 0%		x 80%
7. Amount Due from (to) FDIC	0	+	0	+	=	—
Memo: threshold for recovery percentage	0		0

Preparer name:
Preparer signature
Preparer title:

Officer name:
Officer signature
Officer title:

Date:

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XXXXXXXXX Bank

FIN No.

Schedule 4.15B	Date:
Non-Single Family Shared-Loss Agreement

	Proforma Net Balance*	Unfunded
Schedule 4.15B as provided	$—	$—

Loan				Explanation
Number	Name	Net Balance	Unfunded	(Loan Description)

Add the following loans currently included in Schedule 4.15A Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Subtract the following loans currently included in Schedule 4.15B Non-Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following loan not included in either Schedule 4.15A or 4.15B Asset Detail (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following Unfunded Commitments (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

	Total Adjustments	—	—

Schedule 4.15B Revised Totals		$—	$—

Note: Total adjustments should also be reflected in the Certificate filing for the quarter this form is submitted.

* Net Balance agrees with amount noted on Schedule 4.15A Single Family Shared-Loss Agreement, or Revised Totals if this form has already been submitted previously.

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XXXXXXXXX Bank

FIN No.

Schedule 4.15A	Date:
Single Family Shared-Loss Agreement

	Proforma Net Balance*	Unfunded
Schedule 4.15A as provided	$—	$—

Loan				Explanation
Number	Name	Net Balance	Unfunded	(Loan Description)

Add the following loans currently included in Schedule 4.15B Non-Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Subtract the following loans currently included in Schedule 4.15A Single Family Shared-Loss Agreement:
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following loan not included in either Schedule 4.15A or 4.15B Asset Detail (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

Add the following Unfunded Commitments (Must provide documentation)
		—	—
		—	—
		—	—
		—	—
		—	—
	Subtotal	—	—

	Total Adjustments	—	—

Schedule 4.15A Revised Totals		$—	$—

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Exhibit 2.1(c)

1	Shared-Loss Month
2	Loan ID
3	First payment date
4	Property type
5	Lien
6	Original loan amount
7	Documentation
8	Original FICO
9	Original LTV
10	Original combined LTV
11	Original front-end DTI
12	Original back-end DTI
13	Negative Amortization cap
14	Property city
15	Property state
16	Property street address
17	Property zip
18	Maturity date
19	MI Coverage
20	Occupancy
21	Interest rate type
22	Product Type
23	Loan amortization type
24	Lookback
25	Margin
26	Interest rate index
27	Interest rate cap
28	Interest rate floor
29	First interest cap
30	Periodic interest cap
31	Periodic interest floor
32	Pay Cap
33	UPB
34	Interest rate
35	Paid-to date
36	Next payment due date
37	Scheduled payment
38	Escrow payment

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39	Escrow balance
40	Next interest rate reset date
41	Next payment reset date
42	Rate reset period
43	Payment reset period
44	Payment History
45	Exceptional Loan Status
46	Valuation date
47	Valuation amount
48	Valuation type
49	Household income
50	Current FICO
51	Maximum Draw Amount
52	Draw period
53	Superior Lien Balance

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Exhibit 2a (1)

CALCULATION OF RESTRUCTURING LOSS - HAMP or FDIC LOAN

MODIFICATION

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	HAMP

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20081230
9	Delinquency Status	FC
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	1000
	Total monthly payment	4047
12	Household current annual income	95000
13	Valuation Date	20090121
14	Valuation Amount	425000
15	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090119
17	Modification Effective Date	20090419
18	Net Unpaid Principal Balance (net of forbearance & principal reduction)	467188
19	Principal forbearance	0
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490119
24	Interest rate	0.02159
25	Next Payment due date	20090601
26	Monthly payment - P&I	1454
27	Monthly payment - T&I	1000
	Total monthly payment	2454
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation

same as Unpaid Principal Balance before 4 above restructuring/modification		450000
34	Accrued interest, limited to 90 days	7313
35	Attorney’s fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Total loan balance due before restructuring	460413

	Cash Recoveries:
42	MI contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd1)	386927

48	Gain/Loss Amount	73485

Line item definitions can be found in SFR Data Submission Handbook.

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Exhibit 2a(2)

CALCULATION OF RESTRUCTURING LOSS - 2nd FDIC MODIFICATION

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	FDIC

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20081230
9	Delinquency Status	FC
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	1000
	Total monthly payment	4047
12	Household current annual income	95000
13	Valuation Date	20090121
14	Valuation Amount	425000
15	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090201
17	Modification Effective Date	20090501
18	Net Principal balance (net of forbearance & principal reduction)	467188
19	Principal forbearance	0
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490501
24	Interest rate	0.02159
25	Next Payment due date	20090601
26	Monthly payment - P&I	1454
27	Monthly payment - T&I	1000
	Total monthly payment	2454
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation
32	Previous NPV of loan modification	458740
33	Less: Post modification principal payments	2500
	Plus:
35	Attorney’s fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Total loan balance due before restructuring	459340

	Cash Recoveries:
42	MI contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd1)	386927

48	Gain/Loss Amount	72413

Line item definitions can be found in SFR Data Submission Handbook.

Module 1 – Whole Bank w/ Loss Share – P&A	First Banking Center
Version 2.11A	Burlington, Wisconsin
October 8, 2010

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Notes to Exhibits 2a (restructuring)

1.              The data shown are for illustrative purpose. The figures will vary for actual restructurings.

2.              For purposes of loss sharing, losses on restructured loans are calculated as the difference between:

a.              The principal, accrued interest, advances due on the loan, and allowable 3rd party fees prior to restructuring (2a(1) lines 34-41, 2a(2) lines 33-41), and

b.               The Net Present Value (NPV) of the estimated cash flows (line 47). The cash flows should assume no default or prepayment for 10 years, followed by prepayment in full at the end of 10 years (120 months).

3.              For owner-occupied residential loans, the NPV is calculated using the most recently published Freddie Mac survey rate on 30-year fixed rate loans as of the restructure date.

4.              For investor owned or non-owner occupied residential loans, the NPV is calculated using commercially reasonable rate on 30-year fixed rate loans as of the restructure date.

5.              If the new loan is an adjustable-rate loan, interest rate resets and related cash flows should be projected based on the index rate in effect at the date of the loan restructuring. If the restructured loan otherwise provides for specific charges in monthly P&I payments over the term of the loan, those changes should be reflected in the projected cash flows. Assuming Institution must retain supporting schedule of projected cash flows as required by Section 2.1 of the Single Family Shared-Loss Agreement and provide it to the FDIC if requested for a sample audit.

6.              Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of Assuming Institution’s servicing costs, or any allocations of Assuming Institution’s general and administrative (G&A) or other operating costs.

7.              The amount of accrued interest that may be added to the balance of the loan is limited to the lesser of:

a.              90 days

b.              The number of days that the loan is delinquent at the time of restructuring

c.               The number of days between the resolution date and the restructuring

To calculate accrued interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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Version 2.11A	Burlington, Wisconsin
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Exhibit 2b(1)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	62201
3	Interest Paid-to-Date	20071130
4	Short Payoff Date	20090522
5	Note Interest rate	0.08500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	45000
8	Estimated NPV of loan mod	220000
9	Valuation Date	20090121
10	Valuation Amount	300000
11	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appraisal

	Short-Sale Loss calculation
13	Book Value	300000
14	Less: Post closing principal payments	0
17	Accrued interest, limited to 90 days	6375
18	Attorney’s fees	75
19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	250
23	Inspections	600
24	Other	0
25	Incentive to borrower	5000
	Gross balance recoverable by Purchaser	312300
26	Amount accepted in Short-Sale (net proceeds)	275000
27	Hazard Insurance	0
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	275000
31	Gain/Loss Amount	37300

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

Module 1 – Whole Bank w/ Loss Share – P&A	First Banking Center
Version 2.11A	Burlington, Wisconsin
October 8, 2010

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Exhibit 2b(2)

CALCULATION OF LOSS FOR SHORT SALE LOANS

No Preceding Loan Mod under Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	58776
3	Interest Paid-to-Date	20080731
4	Short Payoff Date	20090417
5	Note Interest rate	0.07750
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	38500
8	Estimated NPV of loan mod	200000
9	Valuation Date	20090121
10	Valuation Amount	300000
11	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appraisal

	Short-Sale Loss calculation
12	Loan UPB	375000
17	Accrued interest, limited to 90 days	7266
18	Attorney’s fees	0
19	Foreclosure costs, including title search, filing fees, advertising, etc.	400
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	1450
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	2000
	Gross balance recoverable by Purchaser	387066
26	Amount accepted in Short-Sale (net proceeds)	255000
27	Hazard Insurance	0
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	255000
31	Gain/Loss Amount	132066

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

Module 1 – Whole Bank w/ Loss Share – P&A	First Banking Center
Version 2.11A	Burlington, Wisconsin
October 8, 2010

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Exhibit 2b(3)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Short Sale after a Covered Loan Mod

1	Shared-Loss Month:	20090531
2	Loan #	20076
3	Interest paid-to-date	20080930
4	Short Payoff Date	20090402
5	Note Interest rate	0.07500
9	Valuation Date	20090121
10	Valuation Amount	230000
11	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appraisal

	Short-Sale Loss calculation
15	NPV of projected cash flows at first loan mod	311000
16	Less: Post modification principal payments	1000
	Plus:
18	Attorney’s fees	0
19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	3500
	Gross balance recoverable by Purchaser	314450
26	Amount accepted in Short-Sale (net proceeds)	210000
27	Hazard Insurance	0
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	400
30	Other credits, if any (itemize)	0
	Total Cash Recovery	210400
31	Loss Amount	104050

Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

Module 1 – Whole Bank w/ Loss Share – P&A	First Banking Center
Version 2.11A	Burlington, Wisconsin
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Notes to Exhibits 2b (short sale)

1.              The data shown are for illustrative purpose. The figures will vary for actual short sales.

2.              The covered loss is the difference between the gross balance recoverable by Purchaser and the total cash recovery. There are two methods of calculation for covered losses from short sales, depending upon the circumstances. They are shown below:

a.              If the loan was restructured when the Loss Share agreement was in place, and then the short sale occurred, use Exhibit 2b(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the covered loss.

b.               Otherwise, use Exhibit 2b(2). This version uses the unpaid balance of the loan as of the last payment as the starting point for the covered loss.

c.                Use Exhibit 2b(1) for loans written down to book value prior to the shared-loss agreement.

3.              For Exhibit 2b(2), the gross balance recoverable by the purchaser is calculated as the sum of lines 12 — 25; it is shown after line 25. For Exhibit 2b(3), the gross balance recoverable by the purchaser is calculated as line 15 minus line 16 plus lines 18 — 25; it is shown after line 25.

4.              For Exhibit 2b(2), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31. For Exhibit 2b(3), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown after line 30.

5.              Reasonable and customary third party attorney’s fees and expenses incurred by or on behalf of Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under Attorney’s fees.

6.              Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of Assuming Institution’s servicing costs, or any allocations of Assuming Institution’s general and administrative (G&A) or other operating costs.

7.              If Exhibit 2b(3) is used, then no accrued interest may be included as a covered loss. Otherwise, the amount of accrued interest that may be included as a covered loss is limited to the lesser of:

a.                   90 days

b.                   The number of days that the loan is delinquent when the property was sold

c.                    The number of days between the resolution date and the date when the property was sold

To calculate accrued interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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Version 2.11A	Burlington, Wisconsin
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Exhibit 2c(1)

CALCULATION OF FORECLOSURE LOSS

ORE or Foreclosure Occurred Prior to Loss Share Agreement

1	Shared-Loss Month	20090630
2	Loan no:	364574

3	Interest Paid-To-Date	20071001
4	Foreclosure sale date	20080202
5	Liquidation date	20090412
6	Note Interest rate	0.08100
10	Valuation Date	20090121
11	Valuation Amount	228000
12	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Int Appr

	Foreclosure Loss calculation
13	Book value at date of Loss Share agreement	244900
14	Less: Post closing principal payments	0
		3306
	Costs incurred after Loss Share agreement in place:
19	Attorney’s fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	0
21	Property protection costs, maint. and repairs	6500
22	Tax and insurance advances	0
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Purchaser	254706

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	219400
27	Hazard Insurance proceeds	0
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	219400
31	Gain/Loss Amount	35306

Line item definitions located in SF Data Submission Handbook

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Version 2.11A	Burlington, Wisconsin
October 8, 2010

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Exhibit 2c(2)

CALCULATION OF FORECLOSURE LOSS

During Term of the Agreement

No Preceding Loan Mod under Loss Share

1	Shared-Loss Month	20090531
2	Loan no:	292334
3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.08000
7	Occupancy	Owner
	If owner occupied:
8	Household current annual income	42000
9	Estimated NPV of loan mod	195000
10	Valuation Date	20090121
11	Valuation Amount	235000
12	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext BPO

	Foreclosure Loss calculation
14	Loan Principal balance at property reversion	300000
	Plus:
18	Accrued interest, limited to 90 days	6000
19	Attorney’s fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	4000
21	Property protection costs, maint. and repairs	5500
22	Tax and insurance advances	1500
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	50
25	Other	0
	Gross balance recoverable by Purchaser	317050

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	205000
27	Hazard Insurance proceeds	0
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	205000
31	Gain/Loss Amount	112050

Line item definitions located in SF Data Submission Handbook

Module 1 – Whole Bank w/ Loss Share – P&A	First Banking Center
Version 2.11A	Burlington, Wisconsin
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Exhibit 2c(3)

CALCULATION OF FORECLOSURE LOSS

Foreclosure after a Covered Loan Mod

1	Shared-Loss Month	20090531
2	Loan no:	138554
3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.04000
10	Valuation Date	20081215
11	Valuation Amount	210000
12	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	Ext Appr

	Foreclosure Loss calculation
16	NPV of projected cash flows at loan mod	285000
17	Less: Post modification principal payments	2500
	Plus:
19	Attorney’s fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	4000
21	Property protection costs, maint. and repairs	7000
22	Tax and insurance advances	2000
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0
	Gross balance recoverable by Purchaser	295500
	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	201000
27	Hazard Insurance proceeds	0
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	201000
31	Gain/Loss Amount	94500

Line item definitions located in SF Data Submission Handbook

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Version 2.11A	Burlington, Wisconsin
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Notes to Exhibits 2c (foreclosure)

2.              The data shown are for illustrative purpose. The figures will vary for actual restructurings.

3.              The covered loss is the difference between the gross balance recoverable by Purchaser and the total cash recovery. There are three methods of calculation for covered losses from foreclosures, depending upon the circumstances. They are shown below:

a.              If foreclosure occurred prior to the beginning of the Loss Share agreement, use Exhibit 2c(1). This version uses the book value of the REO as the starting point for the covered loss.

b.               If foreclosure occurred after the Loss Share agreement was in place, and if the loan was not restructured when the Loss Share agreement was in place, use Exhibit 2c(2). This version uses the unpaid balance of the loan as of the last payment as the starting point for the covered loss.

c.               If the loan was restructured when the Loss Share agreement was in place, and then foreclosure occurred, use Exhibit 2c(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the covered loss.

4.              For Exhibit 2c(1), the gross balance recoverable by the purchaser is calculated as the sum of lines 13 — 25; it is shown after line 25. For Exhibit 2c(2), the gross balance recoverable by the purchaser is calculated as the sum of lines 14 — 25; it is shown after line 25. For Exhibit 2c(3), the gross balance recoverable by the purchaser is calculated as line 16 minus line 17 plus lines 17 — 25; it is shown after line 25.

5.              For Exhibit 2c(1), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31. For Exhibit 2c(2), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31. For Exhibit 2c(3), the total cash recovery is calculated as the sum of lines 26 — 30; it is shown in line 31.

6.              Reasonable and customary third party attorney’s fees and expenses incurred by or on behalf of Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under Attorney’s fees.

7.              Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an affiliate (if affiliate is pre-approved by the FDIC) for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account. Allowable costs are limited to amounts per Freddie Mac and Fannie Mae guidelines (as in effect from time to time), where applicable, provided that this limitation shall not apply to costs or expenses relating to environmental conditions.

8.              Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of Assuming Institution’s servicing costs, or any allocations of Assuming Institution’s general and administrative (G&A) or other operating costs.

9.              If Exhibit 2c(3) is used, then no accrued interest may be included as a covered loss. The amount of accrued interest that may be included as a covered loss on Exhibit 2c(2)is limited to the lesser of:

a.                   90 days

b.                   The number of days that the loan is delinquent when the property was sold

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c.               The number of days between the resolution date and the date when the property was sold

To calculate accrued interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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Exhibit 2d(1)

CALCULATION OF LOSS FOR UNRELATED 2ND LIEN CHARGE-OFF

1	Shared-Loss Month:	20090531
2	Loan #	58776
3	Interest paid-to-date	20081201
4	Charge-Off Date	20090531
5	Note Interest rate	0.03500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	0
8	Valuation Date	20090402
9	Valuation Amount	230000
10	Valuation Type (Interior/exterior appraisal, BPO, AVM, etc)	BPO
11	Balance of superior liens	210000

	Charge-Off Loss calculation
12	Loan Principal balance	55000
13	Charge-off amount (principal only)	55000
	Plus:
14	Accrued interest, limited to 90 days	481
15	Attorney’s fees	0
16	Foreclosure costs, including title search, filing fees, advertising, etc.	250
17	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
18	Tax and insurance advances	0
	Other Advances
19	Appraisal/Broker’s Price Opinion fees	75
20	Inspections	0
21	Other	0

	Gross balance recoverable by Purchaser	55806

22	Foreclosure sale proceeds	0
23	Hazard Insurance proceeds	0
24	Mortgage Insurance proceeds	0
25	Tax overage	0
26	Short sale payoff	1500
27	Other credits, if any (itemize)	0

	Total Cash Recovery	1500

28	Loss Amount	54306

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Line item definitions located in SF Data Submission Handbook

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Version 2.11A	Burlington, Wisconsin
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Exhibit 2d(2)

Shared-Loss Month:	[input month]

Loan no.:	[input loan no.)

NOTE

The calculation of recovery on a loan for which a Restructuring Loss has been paid will only apply if the loan is sold.

EXAMPLE CALCULATION

Restructuring Loss Information

Loan principal balance before restructuring	$200,000	A

NPV, restructured loan	165,000	B

Loss on restructured loan	$35,000	A – B

Times FDIC applicable loss share % (80%)	80%

Loss share payment to purchaser	$28,000	C

Calculation — Recovery amount due to Receiver

Loan sales price	$190,000

NPV of restructured loan at mod date	165,000

Gain - step 1	25,000	D

PLUS

Loan UPB after restructuring (1)	200,000

Loan UPB at liquidation date	192,000

Gain - step 2 (principal collections after restructuring)	8,000	E

Recovery amount	33,000	D + E

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Times FDIC loss share %	80%

Recovery due to FDIC	$26,400	F

Net loss share paid to purchaser (C – F)	$1,600

Proof Calculation (2)

Loan principal balance	$200,000	G

Principal collections on loan	8,000

Sales price for loan	190,000

Total collections on loan	198,000	H

Net loss on loan	$2,000	G – H

Times FDIC applicable loss share % (80%)	80%

Loss share payment to purchaser	$1,600

(1) This example assumes that the FDIC loan modification program as shown in Exhibit 5 is applied and the loan restructuring does not result in a reduction in the loan principal balance due from the borrower.

(2) This proof calculation is provided to illustrate the concept and the Assuming Institution is not required to provide this with its Recovery calculations.

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Exhibit 3

Portfolio Performance and Summary Schedule

SHARED-LOSS LOANS

PORTFOLIO PERFORMANCE AND SUMMARY SCHEDULE

MONTH ENDED:	[input report month]

POOL SUMMARY	#	$

Loans at Sale Date	xx	xx

Loans as of this month-end	xx	xx

Percent of Total

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PORTFOLIO PERFORMANCE STATUS	#	$	#

Current

30 – 59 days past due

60 – 89 days past due

90 – 119 days past due

120 and over days past due

In foreclosure

ORE

Total

Memo Item:

Loans in process of restructuring — total

Loans in bankruptcy

Loans in process of restructuring by delinquency status

Current

30 - 59 days past due

60 - 89 days past due

90 - 119 days past due

120 and over days past due In foreclosure

Total

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List of Loans Paid Off During Month

Principal
Loan #	Balance

List of Loans Sold During Month

Principal
Loan #	Balance

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Exhibit 4

Wire Transfer Instructions

PURCHASER WIRING INSTRUCTIONS

BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

FDIC RECEIVER WIRING INSTRUCTIONS

BANK RECEIVING WIRE

SHORT NAME

ADDRESS OF BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

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ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

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EXHIBIT 5

FDIC MORTGAGE LOAN MODIFICATION PROGRAM

Objective

The objective of this FDIC Mortgage Loan Modification Program (“Program”) is to modify the terms of certain residential mortgage loans so as to improve affordability, increase the probability of performance, allow borrowers to remain in their homes and increase the value of the loans to the FDIC and assignees. The Program provides for the modification of Qualifying Loans (as defined below) by reducing the borrower’s monthly housing debt to income ratio (“DTI Ratio”) to no more than 31% at the time of the modification and eliminating adjustable interest rate and negative amortization features.

Qualifying Mortgage Loans

In order for a mortgage loan to be a Qualifying Loan it must meet all of the following criteria, which must be confirmed by the lender:

•      The collateral securing the mortgage loan is owner-occupied and the owner’s primary residence; and

•      The mortgagee has a first priority lien on the collateral; and

•      Either the borrower is at least 60 days delinquent or a default is reasonably foreseeable.

Modification Process

The lender shall undertake a review of its mortgage loan portfolio to identify Qualifying Loans. For each Qualifying Loan, the lender shall determine the net present value (“NPV”) of the modified loan and shall provide the methodology employed to determine the NPV, and a certification that the lender’s model assumptions are documented and validated through periodic independent reviews. A sound model validation process includes the lender’s modeling assumptions, consideration of industry standards and results and the lender’s own portfolio experiences, other available models or predictors, and any model validation requirements of the lender’s chartering authority.

If the NPV of a Qualifying Loan will exceed the value of the foreclosed collateral upon disposition, then the Qualifying Loan shall be modified so as to reduce the borrower’s monthly DTI Ratio to no more than 31% at the time of the modification. To achieve this, the lender shall use a combination of interest rate reduction, term extension and principal forbearance, as necessary.

The borrower’s monthly DTI Ratio shall be a percentage calculated by dividing borrower’s gross monthly housing payment (including principal, interest, taxes and insurance, any HOA dues, and PITIA) by the borrower’s monthly income. For the purpose of the foregoing calculation:

(1) the borrower’s monthly income shall be defined as the borrower’s (along with any co-borrowers’) income amount before any payroll deductions and includes wages and salaries, overtime pay, commissions, fees, tips, bonuses, housing allowances, other compensation for personal services, Social Security payments, including Social Security received by adults on behalf of minors or by minors intended for their own support, and monthly income from annuities, insurance policies, retirement funds, pensions, disability or death benefits, unemployment benefits, rental income and other income. All income information must be documented and verified. If the borrower receives public assistance or collects unemployment, the Assuming Institution must determine whether the public assistance or unemployment income will continue for at least nine (9) months.

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(2) the borrower’s monthly housing payment shall be the amount required to pay monthly principal and interest plus one-twelfth of the then current annual amount required to pay real property taxes and homeowner’s insurance with respect to the collateral.

In order to calculate the monthly principal payment, the lender shall capitalize to the outstanding principal balance of the Qualifying Loan the amount of all delinquent interest, delinquent taxes, past due insurance premiums, third party fees and (without duplication) escrow advances (such amount, the “Capitalized Balance”).

In order to achieve the goal of reducing the DTI Ratio to 31%, the lender shall take the following steps in the following order of priority with respect to each Qualifying Loan:

1.     Reduce the interest rate to the then current Freddie Mac Survey Rate for 30-year fixed rate mortgage loans, and adjust the term to 30 years.

2.     If the DTI Ratio is still in excess of 31%, reduce the interest rate further, but no lower than 3%, until the DTI ratio of 31% is achieved, for a period of five (5) years.

3.     If the DTI Ratio is still in excess of 31% after adjusting the interest rate to 3%, extend the remaining term of the loan by 10 years.

4.     If the DTI Ratio is still in excess of 31%, calculate a new monthly payment (the “Adjusted Payment Amount”) that will result in the borrower’s monthly DTI Ratio not exceeding 31%. After calculating the Adjusted Payment Amount, the lender shall bifurcate the Capitalized Balance into two portions — the amortizing portion and the non-amortizing portion. The amortizing portion of the Capitalized Balance shall be the mortgage amount that will fully amortize over a 40-year term at an annual interest rate of 3% and monthly payments equal to the Adjusted Payment Amount. The non-amortizing portion of the Capitalized Balance shall be the difference between the Capitalized Balance and the amortizing portion of the Capitalized Balance. If the amortizing portion of the Capitalized Balance is less than 75% of the current estimated value of the collateral, then the lender may choose not to restructure the loan. If the lender chooses to restructure the loan, then the lender shall forbear on collecting the non-amortizing portion of the Capitalized Balance, and such amount shall be due and payable only upon the earlier of (i) maturity of the modified loan, (ii) a sale of the property or (iii) a pay-off or refinancing of the loan. No interest shall be charged on the non-amortizing portion of the Capitalized Balance, but repayment shall be secured by a first lien on the collateral.

At the end of the five (5) year period in paragraph 2, above, the interest rate on the modified loan shall adjust to the Freddie Mac Survey Rate as of the date of the loan modification, but subject to an annual adjustment cap of one percent (1%) per year. At that time, the monthly amount due by the borrower will also adjust to amortize fully the remaining Capitalized Balance (or, in any case in which the Capitalized Balance was bifurcated, the amortizing portion thereof) over the remaining term of the modified loan.

Special Note:

The net present value calculation used to determine whether a loan should be modified based on the modification process above is distinct and different from the net present value calculation used to determine the covered loss if the loan is modified. Please refer only to the net present value calculation described in this exhibit for the modification process, with its separate assumptions, when determining whether to provide

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a modification to a borrower. Separate assumptions may include, without limitation, Assuming Institution’s determination of a probability of default without modification, a probability of default with modification, home price forecasts, prepayment speeds, and event timing. These assumptions are applied to different projected cash flows over the term of the loan, such as the projected cash flow of the loan performing or defaulting without modification and the projected cash flow of the loan performing or defaulting with modification.

By contrast, the net present value for determining the covered loss is based on a 10 year period. While the assumptions in the net present value calculation used in the modification process may change, the net present value calculation for determining the covered loss remains constant.

Related Junior Lien Mortgage Loans

In cases where the lender holds a junior lien mortgage loan that is collateralized by the same property that collateralizes a Qualifying Loan that is modified as described above, the junior lien mortgage loan shall also be modified to enhance overall affordability to the borrower. At a minimum, the lender shall reduce the interest rate on the junior lien mortgage loan to no more than 2% per annum. Further modifications may be made at the lender’s discretion as needed to support affordability and performance of the modified first lien Qualifying Loan.

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EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

This agreement for reimbursement of loss sharing expenses on certain loans and other assets (the “Commercial Shared-Loss Agreement”) shall apply when the Assuming Institution purchases Shared-Loss Assets as that term is defined herein. The terms hereof shall modify and supplement, as necessary, the terms of the Purchase and Assumption Agreement to which this Commercial Shared-Loss Agreement is attached as Exhibit 4.15B and incorporated therein. To the extent any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Commercial Shared-Loss Agreement with respect to the subject matter of this Commercial Shared-Loss Agreement, the terms of this Commercial Shared-Loss Agreement shall control. References in this Commercial Shared-Loss Agreement to a particular Section shall be deemed to refer to a Section in this Commercial Shared-Loss Agreement unless the context indicates that a Section of the Purchase and Assumption Agreement is intended.

ARTICLE I — DEFINITIONS

Capitalized terms used in this Commercial Shared-Loss Agreement that are not defined in this Commercial Shared-Loss Agreement are defined in the Purchase and Assumption Agreement In addition to the terms defined above, defined below are certain additional terms relating to loss-sharing, as used in this Commercial Shared-Loss Agreement.

“AAA” means the American Arbitration Association as provided in Section 2.1(f)(iii) of this Commercial Shared-Loss Agreement.

“Accrued Interest” means, with respect to any Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance at any time, the amount of earned and unpaid interest, taxes, credit life and/or disability insurance premiums (if any) payable by the Obligor accrued on or with respect to such Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance, all as reflected on the Accounting Records of the Failed Bank or the Assuming Institution (as applicable); provided, that Accrued Interest shall not include any amount that accrues on or with respect to any Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance after that Asset has been placed on non-accrual or nonperforming status by either the Failed Bank or the Assuming Institution (as applicable).

“Additional ORE” means Shared-Loss Loans that become Other Real Estate after Bank Closing Date.

“Affiliate” shall have the meaning set forth in the Purchase and Assumption Agreement; provided, that, for purposes of this Commercial Shared-Loss Agreement, no Third Party Servicer shall be deemed to be an Affiliate of the Assuming Institution.

“Aggregate Net Charge-Offs” means the total amount of Charge-Offs, less the total amount of Recoveries, for all Shared-Loss Quarters and all Recovery Quarters.

“Applicable Anniversary of the Commencement Date” means the fifth (5th) anniversary of the Commencement Date.

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“Applicable Percentage” means, the percentage of shared-loss the Receiver will incur with respect to this Commercial Shared-Loss Agreement, which is eighty percent (80%) for the Commercial Tranche 1 Amount; zero percent (0%) for the Commercial Tranche 2 Amount; and eighty percent (80%) for the Commercial Tranche 3 Amount.

“BURCO-Owned Other Real Estate” means all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights (including any that are fully or partially charged off the books and records of BURCO Holdings LLC), that are owned by BURCO Holdings LLC as of Bank Closing.

“Calendar Quarter” means a quarterly period (a) for the first such period, beginning on the Commencement Date and ending on the last calendar day of either March, June, September or December, whichever is the first to occur after the Commencement Date, and (b) for quarterly periods thereafter, beginning on the first calendar day of the calendar month immediately after the month that ended the prior period and ending on the last calendar day of each successive three-calendar-month period thereafter (i.e., each March, June, September and December, starting in the applicable order depending on the ending date of first such period) of any year.

“Capitalized Expenditures” means those expenditures that (i) would be capitalized under generally accepted accounting principles, and (ii) are incurred with respect to Shared-Loss Loans, Other Real Estate, or Additional ORE. Capitalized Expenditures shall not include expenses related to environmental conditions including, but not limited to, remediation, storage or disposal of any hazardous or toxic substances or any pollutant or contaminant.

“Charge-Offs” means, with respect to any Shared-Loss Assets for any period, an amount equal to the aggregate amount of loans or portions of loans classified as “Loss” under the Examination Criteria, including

(a) charge-offs of

(i) the principal amount of such assets net of unearned interest (including write-downs associated with Other Real Estate, Additional ORE, or loan modification(s)); and

(ii) Accrued Interest; and

(iii) Capitalized Expenditures; plus

(b) Pre-Charge-Off Expenses incurred on the respective Shared-Loss Loans, all as effected by the Assuming Institution during such period and reflected on the Accounting Records of the Assuming Institution; provided, that:

(i) the aggregate amount of Accrued Interest (including any reversals thereof) for the period after Bank Closing that shall be included in determining the amount of Charge-Offs for any Shared-Loss Loan shall not exceed ninety (90) days Accrued Interest; and

(ii) no Charge-Off shall be taken with respect to any anticipated expenditure by the Assuming Institution until such expenditure is actually incurred; and

(iii) any financial statement adjustments made in connection with the purchase of any

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Assets pursuant to this Purchase and Assumption Agreement or any future purchase, merger, consolidation or other acquisition of the Assuming Institution shall not constitute “Charge-Offs;” and

(c) except for Portfolio Sales, the sale or other disposition of Other Real Estate, or Additional ORE to a Person other than an Affiliate of the Assuming Institution conducted in a commercially reasonable and prudent manner, or any other sales or dispositions consented to by the Receiver, losses incurred on the sale or other disposition of Shared-Loss Assets or Shared-Loss Securities to any Person shall not constitute Charge-Offs.

“Commencement Date” means the first calendar day following Bank Closing.

“Commercial Intrinsic Loss Estimate” means total losses under this Commercial Shared-Loss Agreement in the amount of one hundred and twenty seven million dollars ($127,000,000.00).

“Commercial Tranche 1 Amount” means total positive Shared Loss Amounts under this Commercial Shared-Loss Agreement up to and including $83,351,999.00,

“Commercial Tranche 2 Amount” means total positive Shared Loss Amounts under this Commercial Shared-Loss Agreement in excess of the Commercial Tranche 1 Amount up to and including $126,679,000.00.

“Commercial Tranche 3 Amount” means total positive Shared Loss Amounts under this Commercial Shared-Loss Agreement of in excess of $126,679,000.00

“Consumer Loans” means loans to individuals for household, family and other personal expenditures, not secured by real estate, including but not limited to loans for (i) purchase of private automobiles, pickup trucks, household appliances, furniture, trailers and boats; (ii)repairs or improvements to the borrower’s residence not secured by real estate; (iii) educational expenses, including student loans, whether or not guaranteed by the United States or any state; (iv) medical expenses; (v) taxes; (v) vacations; (vi) personal (non business) debt consolidation; (vii) purchases of mobile homes not combined with real property to be used as a residence; and (viii) other personal expenditures. Consumer Loans can be installment loans, demand loans, single payment time loans, regardless of size or maturity, and regardless of whether the loans are made by the consumer loan department or by any other department within the Failed Bank. Consumer Loans also include retail installment sales paper purchased by the Failed Bank from merchants or dealers, finance companies and others, and extensions of credit pursuant to a credit card plan or debit card plan.

“Environmental Assessment” means an assessment of the presence, storage or release of any hazardous or toxic substance, pollutant or contaminant with respect to the collateral securing a Shared-loss Loan that has been fully or partially charged off.

“Examination Criteria” means the loan classification criteria employed by, or any applicable regulations of, the Assuming Institution’s Chartering Authority at the time such action is taken, as such criteria may be amended from time to time.

“Failed Bank Charge-Offs/Write-Downs” means, with respect to any Asset, an amount equal to the aggregate amount of reversals or charge-offs of Accrued Interest and charge-offs and write-downs of principal effected by the Failed Bank with respect to that Asset as reflected on the Accounting Records of the Failed Bank.

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“FDIC Party” has the meaning provided in Section 2.1(f)(ii) of this Commercial Shared-Loss Agreement.

“Holding Company” means any company owning Shares of the Assuming Institution that is a holding company pursuant to the Bank Holding Company Act 0f 1956, 12 U.S.C. 1841 et seq. or the Home Owner’s Loan Act, 12 U.S.C. 1461 et seq.

“Net Charge-Offs” means, with respect to any period, an amount equal to the aggregate amount of Charge-Offs for such period less the amount of Recoveries for such period.

“Net Loss Amount” means the sum of all Aggregate Net Charge-Offs under this Commercial Shared-Loss Agreement and the Cumulative Loss Amounts under the Single Family Shared-Loss Agreement.

“Neutral Member” has the meaning provided in Section 2.1(f)(ii) of this Commercial Shared-Loss Agreement.

“New Shared-Loss Loans” means loans that would otherwise be subject to loss sharing under this Commercial Shared-Loss Agreement that were originated after the Bid Valuation Date and before Bank Closing.

“Notice of Dispute” has the meaning provided in Section 2.1(f)(iii) of this Commercial Shared-Loss Agreement.

“Other Real Estate” means all of the following (including any of the following fully or partially charged off the books and records of the Failed Bank or the Assuming Institution) that (i) are owned by the Failed Bank as of Bank Closing and are purchased pursuant to the Purchase and Assumption Agreement or (ii) have arisen subsequent to Bank Closing from the collection or settlement by the Assuming Institution of a Shared-Loss Loan:

(A)    all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights; and

(B)    all other assets (whether real or personal property) acquired by foreclosure or in full or partial satisfaction of judgments or indebtedness.

“OTTI Adjustment” means any other than temporary impairment of the Shared-Loss Securities, determined pursuant to FAS 115, expressed as a positive number, or reversals of other than temporary impairment, expressed as a negative number (for the avoidance of doubt, normal and customary unrealized mark-to-market changes by reason of the application of fair value accounting do not qualify for loss sharing payments).

“OTTI Loss” means any other than temporary impairment of the Shared-Loss Securities, determined pursuant to FAS 115, expressed as a positive number (for the avoidance of doubt, normal and customary unrealized mark-to-market changes by reason of the application of fair value accounting do not qualify for loss sharing payments).

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“Permitted Advance” means an advance of funds by the Assuming Institution with respect to a Shared-Loss Loan, or the making of a legally binding commitment by the Assuming Institution to advance funds with respect to a Shared-Loss Loan, that

(i) in the case of such an advance, is actually made, and, in the case of such a commitment, is made and all of the proceeds thereof actually advanced, within one (1) year after the Commencement Date; and

(ii) does not cause the sum of

(A) the book value of such Shared-Loss Loan as reflected on the Accounting Records of the Assuming Institution after any such advance has been made by the Assuming Institution; plus

(B) the unfunded amount of any such commitment made by the Assuming Institution related thereto, to exceed 110% of the Book Value of such Shared-Loss Loan; and

(iii) is not made with respect to a Shared-Loss Loan with respect to which

(A) there exists a related Shared-Loss Loan Commitment; or

(B) the Assuming Institution has taken a Charge-Off; and

(iv) is made in good faith, is supported at the time it is made by documentation in the Credit Files and conforms to and is in accordance with the applicable requirements set forth in Article III of this Commercial Shared-Loss Agreement and with the then effective written internal credit policy guidelines of the Assuming Institution; provided, that the limitations in subparagraphs (i), (ii) and (iii) of this definition shall not apply to any such action (other than to an advance or commitment related to the remediation, storage or final disposal of any hazardous or toxic substance, pollutant or contaminant) that is taken by Assuming Institution in its reasonable discretion to preserve or secure the value of the collateral for such Shared-Loss Loan.

“Permitted Amendment” means, with respect to any Shared-Loss Loan Commitment or Shared-Loss Loan, any amendment, modification, renewal or extension thereof, or any waiver of any term, right, or remedy thereunder, made by the Assuming Institution in good faith and otherwise in accordance with the applicable requirements set forth in Article III of this Commercial Shared-Loss Agreement and the then effective written internal credit policy guidelines of the Assuming Institution; provided, that:

(i) with respect to a Shared-Loss Loan Commitment or a Shared-Loss Loan that is not a revolving line of credit, no such amendment, modification, renewal, extension, or waiver, except as allowed under the definition of Permitted Advance, shall operate to increase the amount of principal (A) then remaining available to be advanced by the Assuming Institution under the Shared-Loss Loan Commitment or (B) then outstanding under the Shared-Loss Loan;

(ii) with respect to a Shared-Loss Loan Commitment or a Shared-Loss Loan that is a revolving line of credit, no such amendment, modification, renewal, extension, or waiver, except as allowed under the definition of Permitted Advance, shall operate to increase the maximum amount of principal authorized as of Bank Closing to be outstanding at any one time under the underlying revolving line of credit relationship with the debtor (regardless of the extent to which such revolving line of credit may have been funded as of Bank Closing or may subsequently have been funded and/or repaid); and

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(iii) no such amendment, modification, renewal, extension or waiver shall extend the term of such Shared-Loss Loan Commitment or Shared-Loss Loan beyond the end of the final Shared-Loss Quarter unless the term of such Shared-Loss Loan Commitment or Shared-Loss Loan as existed on Bank Closing was beyond the end of the final Shared-Loss Quarter, in which event no such amendment, modification, renewal, extension or waiver shall extend such term beyond the term as existed as of Bank Closing.

“Pre-Charge-Off Expenses” means those expenses incurred in the usual and prudent management of a Shared-Loss Loan that would qualify as a Reimbursable Expense or Recovery Expense if incurred after a Charge-Off of the related Shared-Loss Asset had occurred.

“Quarterly Certificate” has the meaning provided in Section 2.1(a)(i) of this Commercial Shared-Loss Agreement.

“Recoveries” shall mean the following:

(i)    Generally.

(A) In addition to any sums to be applied as Recoveries pursuant to subparagraph (ii) below, “Recoveries” means, with respect to any period, the sum of (without duplication):

(1) the amount of collections during such period by the Assuming Institution on Charge-Offs of Shared-Loss Assets effected by the Assuming Institution prior to the end of the final Shared-Loss Quarter; plus

(2) the amount of collections during such period by the Assuming Institution on Failed Bank Charge-Offs/Write-Downs; plus

(3) the amount of gain on any sale or other disposition during such period by the Assuming Institution of Shared Loss Loans, Other Real Estate, or Additional ORE (provided, that the amount of any such gain included in Recoveries shall not exceed the aggregate amount of the related Failed Bank Charge-Offs/Write-Downs and Charge-Offs taken and any related Reimbursable Expenses and Recovery Expenses); plus

(4) the amount of collections during such period by the Assuming Institution of any Reimbursable Expenses or Recovery Expenses; plus

(5) the amount of any fee or other consideration received by the Assuming Institution during or prior to such period in connection with any amendment, modification, renewal, extension, refinance, restructure, commitment or other similar action taken by the Assuming Institution with respect to a Shared-Loss Asset with respect to which there exists a Failed Bank Charge-Off/Write-Down or a Shared-Loss Loan as to which a Charge-Off has been effected by the Assuming Institution during or prior to such period (provided, that the amount of any such fee or other consideration included in Recoveries shall not exceed the aggregate amount of the related Failed Bank Charge-Offs/Write-Downs and Charge-Offs taken and any related Reimbursable Expenses and Recovery Expenses).

(B) Order of Application. For the purpose of determining the amounts to be applied as Recoveries pursuant to subparagraph (A) above, the Assuming Institution shall apply amounts received on the Assets that are not otherwise applied to reduce the book value of principal of a Shared-Loss Loan (or, in the case of Other Real Estate, Additional ORE, and Capitalized Expenditures, that are not otherwise applied to reduce the book value thereof) in the following order: first to Charge-Offs and Failed Bank Charge-

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Offs/Write Downs; then to Reimbursable Expenses and Recovery Expenses; then to interest income; and then to other expenses incurred by the Assuming Institution.

(ii) Interest Income as Recoveries. If there occurs an amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action with respect to a Shared-Loss Loan as to which there exists a Failed Bank Charge-Off/Write Down or as to which a Charge-Off has been effected by the Assuming Institution during or prior to such period, and if, as a result of such occurrence, the Assuming Institution recognizes any interest income for financial accounting purposes on that Shared-Loss Loan, then “Recoveries” shall also include the portion of the total amount of any such interest income recognized by the Assuming Institution which is derived by multiplying:

(A) the total amount of any such interest income recognized by the Assuming Institution during such period with respect to that Shared-Loss Loan as described above, by

(B) a fraction, the numerator of which is the aggregate principal amount (excluding reversals or charge-offs of Accrued Interest) of all such Failed Bank Charge-Offs/Write-Downs and Charge-Offs effected by the Assuming Institution with respect to that Shared-Loss Loan plus the principal amount of that Shared-Loss Loan that has not yet been charged-off but has been placed on nonaccrual status, all of which occurred at any time prior to or during the period in which the interest income referred to in subparagraph (II)(A) immediately above was recognized, and the denominator of which is the total amount of principal indebtedness (including all such prior Failed Bank Charge-Offs/Write-Downs and Charge-Offs as described above) due from the Obligor on that Shared-Loss Loan as of the end of such period;

provided, however, that the amount of any interest income included as Recoveries for a particular Shared-Loss Loan shall not exceed the aggregate amount of (x) Failed Bank Charge-Offs/Write-Downs, (y) Charge-Offs effected by the Assuming Institution during or prior to the period in which the amount of Recoveries is being determined, plus (z) any Reimbursable Expenses and Recovery Expenses paid to the Assuming Institution pursuant to this Commercial Shared-Loss Agreement during or prior to the period in which the amount of Recoveries is being determined, all with respect to that particular Shared-Loss Loan; and, provided, further, that any collections on any such Shared-Loss Loan that are not applied to reduce book value of principal or recognized as interest income shall be applied pursuant to subparagraph (i) above.

(iii) Exceptions to Recoveries. Notwithstanding subparagraphs (i) and (ii) above, the term “Recoveries” shall not include:

(A) any amounts paid to the Assuming Institution by the Receiver pursuant to Section 2.1 of this Commercial Shared-Loss Agreement;

(B) amounts received with respect to Charge-Offs effected by the Assuming Institution after the final Shared-Loss Quarter;

(C) after the final Shared-Loss Quarter, income received by the Assuming Institution from the operation of, and any gains recognized by the Assuming Institution on the disposition of, Other Real Estate, or Additional ORE (such income and gains being hereinafter together referred to as “ORE Income”), except to the extent that aggregate ORE Income exceeds the aggregate expenses paid to third parties by or on behalf of the Assuming Institution after the final Shared-Loss Quarter to manage, operate and maintain Other Real Estate, or Additional ORE (such expenses being hereinafter referred to as “ORE Expenses”). In determining the extent aggregate ORE Income exceeds aggregate ORE Expenses for any Recovery Quarter, the Assuming Institution will subtract

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(1) ORE Expenses paid to third parties during such Recovery Quarter (provided, that, in the case of the final Recovery Quarter only, the Assuming Institution will subtract ORE Expenses paid to third parties from the beginning of the final Recovery Quarter up to the date the Assuming Institution is required to deliver the final Quarterly Certificate pursuant to this Commercial Shared-Loss Agreement), from

(2) ORE Income received during such Recovery Quarter, to calculate net ORE income (“Net ORE Income”) for that Recovery Quarter. If the amount of Net ORE Income so calculated for a Recovery Quarter is positive, such amount shall be reported as Recoveries on the Quarterly Certificate for such Recovery Quarter.

If the amount of Net ORE Income so calculated for a Recovery Quarter is negative (“Net ORE Loss Carryforward”), such amount shall be added to any ORE Expenses paid to third parties in the next succeeding Recovery Quarter, which sum shall then be subtracted from ORE Income for that next succeeding Recovery Quarter, for the purpose of determining the amount of Net ORE Income (or, if applicable, Net ORE Loss Carryforward) for that next succeeding Recovery Quarter. If, as of the end of the final Recovery Quarter, a Net ORE Loss Carryforward exists, then the amount of the Net ORE Loss Carryforward that does not exceed the aggregate amount of Net ORE Income reported as Recoveries on Quarterly Certificates for all Recovery Quarters may be included as a Recovery Expense on the Quarterly Certificate for the final Recovery Quarter.

“Recovery Amount” has the meaning provided in Section 2.1(b)(ii) of this Commercial Shared-Loss Agreement.

“Recovery Expenses” means, for any Recovery Quarter, the amount of actual, reasonable and necessary out-of-pocket expenses (other than Capitalized Expenditures) paid to third parties (other than Affiliates of the Assuming Institution) by or on behalf of the Assuming Institution, as limited by Sections 3.2(c) and (d) of Article III to this Commercial Shared-Loss Agreement, to recover amounts owed with respect to:

(i) any Shared-Loss Asset as to which a Charge-Off was effected prior to the end of the final Shared-Loss Quarter (provided that such amounts were incurred no earlier than the date the first Charge-Off on such Shared-Loss Asset could have been reflected on the Accounting Records of the Assuming Institution); and

(ii) Failed Bank Charge-Offs/Write-Downs (including, in each case, all costs and expenses related to an Environmental Assessment and any other costs or expenses related to any environmental conditions with respect to the Shared-Loss Assets (it being understood that any remediation expenses for any such pollutant or contaminant are not recoverable if in excess of $200,000 per Shared-Loss Asset, without the Assuming Institution having obtained the prior consent of the Receiver for such expenses).

Provided, that, so long as income with respect to a Shared-Loss Loan is being prorated pursuant to the arithmetical formula in subsection (ii) of the definition of “Recoveries,” the term “Recovery Expenses” shall not include that portion of any such expenses paid during such Recovery Quarter to recover any amounts owed on that Shared-Loss Loan that is derived by:

subtracting (1) the product derived by multiplying:

(A) the total amount of any such expenses paid by or on behalf of the Assuming Institution during such Recovery Quarter with respect to that Shared-Loss Loan, by

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(B) a fraction, the numerator of which is the aggregate principal amount (excluding reversals or charge-offs of Accrued Interest) of all such Failed Bank Charge-Offs/Write-Downs and Charge-Offs effected by the Assuming Institution with respect to that Shared-Loss Loan plus the principal amount of that Shared-Loss Loan that has not yet been charged-off but has been placed on nonaccrual status, all of which occurred at any time prior to or during the period in which the interest income referred to in subparagraph (ii)(A) of the definition of “Recoveries” was recognized, and the denominator of which is the total amount of principal indebtedness (including all such prior Failed Bank Charge-Offs/Write-Downs and Charge-Offs as described above) due from the Obligor on that Shared-Loss Loan as of the end of such period;

from (2) the total amount of any such expenses paid during that Recovery Quarter with respect to that Shared-Loss Loan.

“Recovery Quarter” has the meaning provided in Section 2.1(a)(ii) of this Commercial Shared-Loss Agreement.

“Reimbursable Expenses” means, for any Shared-Loss Quarter, the amount of actual, reasonable and necessary out-of-pocket expenses (other than Capitalized Expenditures), paid to third parties (other than Affiliates of the Assuming Institution) by or on behalf of the Assuming Institution, as limited by Sections 3.2(c) and (d) of Article III of this Commercial Shared-Loss Agreement, to:

(i) recover amounts owed with respect to any Shared-Loss Asset as to which a Charge-Off has been effected prior to the end of the final Shared-Loss Quarter (provided that such amounts were incurred no earlier than the date the first Charge-Off on such Shared-Loss Asset could have been reflected on the Accounting Records of the Assuming Institution) and recover amounts owed with respect to Failed Bank Charge-Offs/Write-Downs (including, in each case, all costs and expenses related to an Environmental Assessment and any other costs or expenses related to any environmental conditions with respect to the Shared-Loss Assets (it being understood that any such remediation expenses for any such pollutant or contaminant are not recoverable if in excess of $200,000 per Shared-Loss Asset, without the Assuming Institution having obtained the prior consent of the Receiver for such expenses); provided, that, so long as income with respect to a Shared-Loss Loan is being pro-rated pursuant to the arithmetical formula in subsection (II) of the definition of “Recoveries,” the term “Reimbursable Expenses” shall not include that portion of any such expenses paid during such Shared-Loss Quarter to recover any amounts owed on that Shared-Loss Loan that is derived by:

subtracting (1) the product derived by multiplying:

(A) the total amount of any such expenses paid by or on behalf of the Assuming Institution during such Shared-Loss Quarter with respect to that Shared-Loss Loan, by

(B) a fraction, the numerator of which is the aggregate principal amount (excluding reversals or charge-offs of Accrued Interest) of all such Failed Bank Charge-Offs/Write-Downs and Charge-Offs effected by the Assuming Institution with respect to that Shared-Loss Loan plus the principal amount of that Shared-Loss Loan that has not yet been charged-off but has been placed on nonaccrual status, all of which occurred at any time prior to or during the period in which the interest income referred to in subparagraph (II)(A) of the definition of “Recoveries” was recognized, and the denominator of which is the total amount of principal indebtedness (including all such prior Failed Bank Charge-Offs/Write-Downs and Charge-Offs as described above) due from the Obligor on that Shared-Loss Loan as of the end of such period;

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from (2) the total amount of any such expenses paid during that Shared-Loss Quarter with respect to that Shared-Loss Loan;

(ii) manage, operate or maintain Other Real Estate, or Additional ORE less the amount of any income received by the Assuming Institution during such Shared-Loss Quarter with respect to such Other Real Estate, or Additional ORE (which resulting amount under this clause (ii) may be negative);

(iii) litigation expenses with respect to Shared-Loss Assets.

“Review Board” has the meaning provided in Section 2.1(f)(i) of this Commercial Shared-Loss Agreement.

“Shared-Loss Amount” has the meaning provided in Section 2.1(b)(i) of this Commercial Shared-Loss Agreement.

“Shared-Loss Asset Repurchase Price” means, with respect to any Shared-Loss Asset, the principal amount thereof plus any other fees or penalties due from an Obligor (including, subject to the limitations discussed below, the amount of any Accrued Interest) stated on the Accounting Records of the Assuming Institution, as of the date as of which the Shared-Loss Asset Repurchase Price is being determined (regardless, in the case of a Shared-Loss Loan, of the Legal Balance thereof) plus all Reimbursable Expenses and Recovery Expenses incurred up to and through the date of consummation of purchase of such Shared-Loss Asset; provided, that (i) in the case of a Shared-Loss Loan there shall be excluded from such amount the amount of any Accrued Interest accrued on or with respect to such Shared-Loss Loan prior to the ninety (90)-day period ending on the day prior to the purchase date determined pursuant to Sections 2.1(e)(i) or 2.1(e)(iii) of this Commercial Shared-Loss Agreement, except to the extent such Accrued Interest was included in the Book Value of such Shared-Loss Loan, and (ii) any collections on a Shared-Loss Loan received by the Assuming Institution after the purchase date applicable to such Shared-Loss Loan shall be applied (without duplication) to reduce the Shared-Loss Asset Repurchase Price of such Shared-Loss Loan on a dollar-for-dollar basis. For purposes of determining the amount of unpaid interest which accrued during a given period with respect to a variable-rate Shared-Loss Loan, all collections of interest shall be deemed to be applied to unpaid interest in the chronological order in which such interest accrued.

“Shared-Loss Assets” means Shared-Loss Loans, Other Real Estate purchased by the Assuming Institution, Additional ORE, Shared-Loss Subsidiaries, and Capitalized Expenditures, but does not include Shared-Loss Securities.

“Shared-Loss Loan Commitment” means:

(i) any Commitment to make a further extension of credit or to make a further advance with respect to an existing Shared-Loss Loan; and

(ii) any Shared-Loss Loan Commitment (described in subparagraph (i) immediately preceding) with respect to which the Assuming Institution has made a Permitted Amendment.

“Shared-Loss Loan Commitment Advance” means an advance pursuant to a Shared-Loss Loan Commitment with respect to which the Assuming Institution has not made a Permitted Advance.

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“Shared-Loss Loans” means:

(i)                                     (A) Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement set forth on Schedule 4.15(b) to the Purchase and Assumption Agreement;

(B) New Shared-Loss Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement;

(C) Permitted Advances;

(D) Shared-Loss Loan Commitment Advances, if any; provided, that Shared-Loss Loans shall not include Loans, New Shared-Loss Loans, Permitted Advances and Shared-Loss Loan Commitment Advances with respect to which an Acquired Subsidiary, or a constituent Subsidiary thereof, is an Obligor;

(E) but does not include Consumer Loans; and

(ii) any Shared-Loss Loans (described in subparagraph (i) immediately preceding) with respect to which the Assuming Institution has made a Permitted Amendment.

“Shared-Loss Securities” means those securities and other assets listed on Exhibit 4.15(C).

“Shared-Loss Subsidiaries” means those subsidiaries listed on Exhibit 4.15D.

“Shared-Loss Quarter” has the meaning provided in Section 2.1(a)(i) of this Commercial Shared-Loss Agreement.

“Shares” means common stock and any instrument which by its terms is currently convertible into common stock, or which may become convertible into common stock.

“SLS Net Realized Gain” means the net realized gain on the sale of a Shared Loss Security determined pursuant to FAS 115, expressed as a negative number on the Quarterly Certificate.

“SLS Net Realized Loss” means the net realized loss on the sale of a Shared Loss Security determined pursuant to FAS 115, expressed as a positive number on the Quarterly Certificate.

“Termination Date” means the eighth (8th) anniversary of the Commencement Date.

“Total Intrinsic Loss Estimate” means the sum of the Commercial Intrinsic Loss Estimate in this Commercial Shared-Loss Agreement and the SF1-4 Intrinsic Loss Estimate in the Single Family Shared-Loss Agreement, expressed in dollars.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution or any Affiliate of the Assuming Institution to service the Shared-Loss Assets on behalf of the Assuming Institution, the identity of which shall be given to the Receiver prior to or concurrent with the appointment thereof.

ARTICLE II — SHARED-LOSS ARRANGEMENT

2.1                               Shared-Loss Arrangement.

(a)                                 Quarterly Certificates. (i) Not later than thirty (30) days after the end of each Calendar Quarter from and including the initial Calendar Quarter to and including the Calendar Quarter in which the Applicable Anniversary of the Commencement Date falls (each of such Calendar Quarters being

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referred to herein as a “Shared-Loss Quarter”), the Assuming Institution shall deliver to the Receiver a certificate, signed by the Assuming Institution’s chief executive officer and its chief financial officer, setting forth in such form and detail as the Receiver may specify (a “Quarterly Certificate”)(an example of a Quarterly Certificate is attached as Exhibit 1):

(A)                               the amount of Charge-Offs, the amount of Recoveries and the amount of Net Charge-Offs (which amount may be negative) during such Shared-Loss Quarter with respect to the Shared-Loss Assets (and for Recoveries, with respect to the Assets for which a charge-off was effected by the Failed Bank prior to Bank Closing); and

(B)                               the aggregate amount of Reimbursable Expenses (which amount may be negative) during such Shared-Loss Quarter; and

(C)                               SLS Net Realized Loss and SLS Net Realized Gain, if any; and

(D)                               any OTTI Adjustment.

(ii)                                  Not later than thirty (30) days after the end of each Calendar Quarter from and including the first Calendar Quarter following the final Shared-Loss Quarter to and including the Calendar Quarter in which the Termination Date falls (each of such Calendar Quarters being referred to herein as a “Recovery Quarter”), the Assuming Institution shall deliver to the Receiver a Quarterly Certificate setting forth, in such form and detail as the Receiver may specify

(A)                               the amount of Recoveries and Recovery Expenses during such Recovery Quarter. On the Quarterly Certificate for the first Recovery Quarter only, the Assuming Institution may report as a separate item, in such form and detail as the Receiver may specify, the aggregate amount of any Reimbursable Expenses that: (a) were incurred prior to or during the final Shared-Loss Quarter, and (b) had not been included in any Quarterly Certificate for any Shared-Loss Quarter because they had not been actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) during any Shared-Loss Quarter and (c) were actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) during the first Recovery Quarter; and

(B)                               SLS Net Realized Gain, and any reversals of OTTI Loss.

(b)                                 Payments With Respect to Shared-Loss Assets.

(i)                                     For purposes of this Section 2.1(b), the Assuming Institution shall initially record the Shared-Loss Assets on its Accounting Records at Book Value, and initially record the Shared-Loss Securities on its Accounting Records at Book Value, and adjust such amounts as such values may change after the Bank Closing. If the amount of all Net Charge-Offs during any Shared-Loss Quarter plus Reimbursable Expenses, plus SLS Net Realized Gain and SLS Net Realized Loss, plus the OTTI Adjustment during such Shared-Loss Quarter (the “Shared-Loss Amount”) is positive, then, except as provided in Sections 2.1(c) and (e) below, and subject to the provisions of Section 2.1(b)(iii) below, not later than fifteen (15) days after the date on which the Receiver receives the Quarterly Certificate with respect to such Shared-Loss Quarter, the Receiver shall pay to the Assuming Institution an amount equal to the Applicable Percentage of the Shared-Loss Amount for such Shared-Loss Quarter. If the Shared-Loss Amount during any Shared-Loss Quarter is negative, the Assuming Institution shall pay to the Receiver an amount equal to the Applicable Percentage of the Shared-Loss Amount for such Shared-Loss Quarter, which payment shall be delivered to the Receiver

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together with the Quarterly Certificate for such Shared-Loss Quarter.

(ii)                                  (A)                               If the amount of gross Recoveries during any Recovery Quarter less Recovery Expenses during such Recovery Quarter plus SLS Net Realized Gains and reversals of OTTI Loss on Shared-Loss Securities (the “Recovery Amount”) is positive, then, simultaneously with its delivery of the Quarterly Certificate with respect to such Recovery Quarter, the Assuming Institution shall pay to the Receiver an amount equal to the Applicable Percentage of the Recovery Amount for such Recovery Quarter.

(B)                               If the Recovery Amount is negative, then such negative amount shall be subtracted from the amount of gross Recoveries during the next succeeding Recovery Quarter in determining the Recovery Amount in such next succeeding Recovery Quarter; provided, that this Section 2.1(b)(ii) shall operate successively in the event that the Recovery Amount (after giving effect to this Section 2.1(b)(ii)) in such next succeeding Recovery Quarter is negative.

(C)                               The Assuming Institution shall specify, in the Quarterly Certificate for the final Recovery Quarter, the aggregate amount for all Recovery Quarters only, as of the end of, and including, the final Recovery Quarter of (A) Recoveries plus SLS Net Realized Gains and reversals of OTTI Loss on Shared-Loss Securities (“Aggregate Recovery Period Recoveries”), (B) Recovery Expenses (“Aggregate Recovery Expenses”), and (C) only those Recovery Expenses that have been actually “offset” against Aggregate Recovery Period Recoveries (including those so “offset” in that final Recovery Quarter) (“Aggregate Offset Recovery Expenses”); as used in this sentence, the term “offset” means the amount that has been applied to reduce gross Recoveries in any Recovery Quarter pursuant to the methodology set forth in this Section 2.1(b)(ii). If, at the end of the final Recovery Quarter the amount of Aggregate Recovery Expenses exceeds the amount of Aggregate Recovery Period Recoveries, the Receiver shall have no obligation to pay to the Assuming Institution all or any portion of such excess.

(D)                               Subsequent to the Assuming Institution’s calculation of the Recovery Amount (if any) for the final Recovery Quarter, the Assuming Institution shall also show on the Quarterly Certificate for the final Recovery Quarter the results of the following three mathematical calculations: (i) Aggregate Recovery Period Recoveries minus Aggregate Offset Recovery Expenses; (ii) Aggregate Recovery Expenses minus Aggregate Offset Recovery Expenses; and (iii) the lesser of the two amounts calculated in (i) and (ii) immediately above (“Additional Recovery Expenses”) multiplied by the Applicable Percentage (the amount so calculated in (iii) being defined as the “Additional Recovery Expense Amount”). If the Additional Recovery Expense Amount is greater than zero, then the Assuming Institution may request in the Quarterly Certificate for the final Recovery Quarter that the Receiver reimburse the Assuming Institution the amount of the Additional Recovery Expense Amount and the Receiver shall pay to the Assuming Institution the Additional Recovery Expense Amount within fifteen (15) days after the date on which the Receiver receives that Quarterly Certificate.

(E)                                On the Quarterly Certificate for the final Recovery Quarter only, the Assuming Institution may include, in addition to any Recovery Expenses for that Recovery Quarter that were paid by or on behalf of the Assuming Institution in that Recovery Quarter, those Recovery Expenses that: (a) were incurred prior to or during the final Recovery Quarter, and (b) had not been included in any Quarterly Certificate for any Recovery Quarter because they had not been actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) during any Recovery Quarter, and (c) were actually paid by or on behalf of the Assuming Institution (in accordance with the terms of this Commercial Shared-Loss Agreement) prior to the date the Assuming Institution is required to deliver that final Quarterly Certificate to the Receiver under the terms of Section 2.1(a)(ii).

(iii)                               With respect to each Shared-Loss Quarter and Recovery Quarter, collections by or on

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behalf of the Assuming Institution on any charge-off effected by the Failed Bank prior to Bank Closing on an Asset other than a Shared-Loss Asset or Shared-Loss Securities shall be reported as Recoveries under this Section 2.1 only to the extent such collections exceed the Book Value of such Asset, if any. For any Shared-Loss Quarter or Recovery Quarter in which collections by or on behalf of the Assuming Institution on such Asset are applied to both Book Value and to a charge-off effected by the Failed Bank prior to Bank Closing, the amount of expenditures incurred by or on behalf of the Assuming Institution attributable to the collection of any such Asset, that shall be considered a Reimbursable Expense or a Recovery Expense under this Section 2.1 will be limited to a proportion of such expenditures which is equal to the proportion derived by dividing (A) the amount of collections on such Asset applied to a charge-off effected by the Failed Bank prior to Bank Closing, by (B) the total collections on such Assets. With respect to Assets that were completely charged off by the Failed Bank and had a zero Book Value at Bank Closing, for the purpose of calculating the payments under this Section 2.1(b) for Recoveries on those Assets for each such quarter, the Assuming Institution shall pay an amount equal to fifty percent (50%) of the Recoveries on Failed Bank Charge-Offs/Write-Downs with respect to such Assets, and shall separately account for the other computations on those Recoveries under this Section 2.1(b) using fifty percent (50%) (and not the Applicable Percentage).

(iv)                              If the Assuming Institution has duly specified an amount of Reimbursable Expenses on the Quarterly Certificate for the first Recovery Quarter as described above in Section 2.1(a)(ii)(E), then, not later than fifteen (15) days after the date on which the Receiver receives that Quarterly Certificate, the Receiver shall pay to the Assuming Institution an amount equal to the Applicable Percentage of the amount of such Reimbursable Expenses.

(v)                                 Payments from the Receiver with respect to this Commercial Shared-Loss Agreement are administrative expenses of the Receiver. To the extent the Receiver needs funds for shared-loss payments respect to this Commercial Shared-Loss Agreement, the Receiver shall request funds under the Master Loan and Security Agreement, as amended (“MLSA”), from FDIC in its corporate capacity. The Receiver will not agree to any amendment of the MLSA that would prevent the Receiver from drawing on the MLSA to fund shared-loss payments.

(c)                                  Limitation on Shared-Loss Payment. The Receiver shall not be required to make any payments pursuant to this Section 2.1 with respect to any Charge-Off of a Shared-Loss Asset that the Receiver or the Corporation determines, based upon the Examination Criteria, should not have been effected by the Assuming Institution; provided, (x) the Receiver must provide notice to the Assuming Institution detailing the grounds for not making such payment, (y) the Receiver must provide the Assuming Institution with a reasonable opportunity to cure any such deficiency and (z) (1) to the extent curable, if cured, the Receiver shall make payment with respect to any properly effected Charge-Off and (2) to the extent not curable, the Receiver shall make a payment as to all Charge-Offs (or portion of Charge-Offs) that were effected which would have been payable as a Charge-Off if the Assuming Institution had properly effected such Charge-Off. In the event that the Receiver does not make any payments with respect to any Charge-Off of a Shared-Loss Asset pursuant to this Section 2.1 or determines that a payment was improperly made, the Assuming Institution and the Receiver shall, upon final resolution, make such accounting adjustments and payments as may be necessary to give retroactive effect to such corrections. Failure to administer any Shared-Loss Asset or Assets, or Shared-Loss Securities, in accordance with Article III shall at the discretion of the Receiver constitute grounds for the loss of shared loss coverage with respect to such Shared-Loss Loan or Loans.

(d)                                 Sale of, or Additional Advances or Amendments with Respect to, Shared-Loss Loans and Administration of Related Loans. No Shared-Loss Loan shall be treated as a Shared-Loss Asset pursuant to this Section 2.1 (i) if the Assuming Institution sells or otherwise transfers such Shared-

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Loss Loan or any interest therein (whether with or without recourse) to any Person, (ii) after the Assuming Institution makes any additional advance, commitment or increase in the amount of a commitment with respect to such Shared-Loss Loan that does not constitute a Permitted Advance or a Shared-Loss Loan Commitment Advance, (iii) after the Assuming Institution makes any amendment, modification, renewal or extension to such Shared-Loss Loan that does not constitute a Permitted Amendment, or (iv) after the Assuming Institution has managed, administered or collected any “Related Loan” (as such term is defined in Section 3.4 of Article III of this Commercial Shared-Loss Agreement) in any manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of such Shared-Loss Asset to which such loan is related; provided, that any such Shared-Loss Loan that has been the subject of Charge-Offs prior to the taking of any action described in clause (i), (ii), (iii) or (iv) of this Section 2.1(d) by the Assuming Institution shall be treated as a Shared-Loss Asset pursuant to this Section 2.1 solely for the purpose of treatment of Recoveries on such Charge-Offs until such time as the amount of Recoveries with respect to such Shared-Loss Asset equals such Charge-Offs.

(e)                                  Option to Purchase.

(i)                                     In the event that the Assuming Institution determines that there is a substantial likelihood that continued efforts to collect a Shared-Loss Asset or an Asset for which a charge-off was effected by the Failed Bank with, in either case, a Legal Balance of $5,000,000 or more on the Accounting Records of the Assuming Institution will result in an expenditure, after Bank Closing, of funds by on behalf of the Assuming Institution to a third party for a specified purpose (the expenditure of which, in its best judgment, will maximize collections), which do not constitute Reimbursable Expenses or Recovery Expenses, and such expenses will exceed ten percent (10%) of the then book value thereof as reflected on the Accounting Records of the Assuming Institution, the Assuming Institution shall (i) promptly so notify the Receiver and (ii) request that such expenditure be treated as a Reimbursable Expense or Recovery Expense for purposes of this Section 2.1. (Where the Assuming Institution determines that there is a substantial likelihood that the previously mentioned situation exists with respect to continued efforts to collect a Shared-Loss Asset or an Asset for which a charge-off was effected by the Failed Bank with, in either case, a Legal Balance of less than $1,000,000 on the Accounting Records of the Assuming Institution, the Assuming Institution may so notify the Receiver and request that such expenditure be treated as a Reimbursable Expense or Recovery Expense.) Within thirty (30) days after its receipt of such a notice, the Receiver will advise the Assuming Institution of its consent or denial, that such expenditures shall be treated as a Reimbursable Expense or Recovery Expense, as the case may be. Notwithstanding the failure of the Receiver to give its consent with respect to such expenditures, the Assuming Institution shall continue to administer such Shared-Loss Asset in accordance with Section 2.2, except that the Assuming Institution shall not be required to make such expenditures. At any time after its receipt of such a notice and on or prior to the Termination Date the Receiver shall have the right to purchase such Shared-Loss Asset or Asset as provided in Section 2.1(e)(iii), notwithstanding any consent by the Receiver with respect to such expenditure.

(ii)                                  During the period prior to the Termination Date, the Assuming Institution shall notify the Receiver within fifteen (15) days after any of the following becomes fully or partially charged-off:

(A) a Shared-Loss Loan having a Legal Balance (or, in the case of more than one (1) Shared-Loss Loan made to the same Obligor, a combined Legal Balance) of $5,000,000 or more in circumstances in which the legal claim against the relevant Obligor survives; or

(B) a Shared-Loss Loan to a director, an “executive officer” as defined in 12 C.F.R. 215.2(d), a “principal shareholder” as defined in 12 C.F.R. 215.2(l), or an Affiliate of the Assuming Institution.

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During the period prior to the Termination Date, the Assuming Institution shall notify the Receiver within fifteen (15) days after any complete or partial charge-off of a Shared-Loss Loan to a director, an “executive officer” as defined in 12 C.F.R. 215.2(d), a “principal shareholder” as defined in 12 C.F.R. 215.2(l), or an Affiliate of the Assuming Institution.

(iii)                               If the Receiver determines in its discretion that the Assuming Institution is not diligently pursuing collection efforts with respect to any Shared-Loss Asset which has been fully or partially charged-off or written-down (including any Shared-Loss Asset which is identified or required to be identified in a notice pursuant to Section 2.1(e)(ii)) or any Asset for which there exists a Failed Bank Charge-Off/Write-Down, the Receiver may at its option, exercisable at any time on or prior to the Termination Date, require the Assuming Institution to assign, transfer and convey such Shared-Loss Asset or Asset to and for the sole benefit of the Receiver for a price equal to the Shared-Loss Asset Repurchase Price thereof less the Related Liability Amount with respect to any Related Liabilities related to such Shared-Loss Asset or Asset.

(iv)                              Not later than ten (10) days after the date upon which the Assuming Institution receives notice of the Receiver’s intention to purchase or require the assignment of any Shared-Loss Asset or Asset pursuant to Section 2.1(e)(i) or (iii), the Assuming Institution shall transfer to the Receiver such Shared-Loss Asset or Asset and any Credit Files relating thereto and shall take all such other actions as may be necessary and appropriate to adequately effect the transfer of such Shared-Loss Asset or Asset from the Assuming Institution to the Receiver. Not later than fifteen (15) days after the date upon which the Receiver receives such Shared-Loss Asset or Asset and any Credit Files relating thereto, the Receiver shall pay to the Assuming Institution an amount equal to the Shared-Loss Asset Repurchase Price of such Shared-Loss Asset or Asset less the Related Liability Amount.

(v)                                 The Receiver shall assume all Related Liabilities with respect to any Shared-Loss Asset or Asset set forth in the notice described in Section 2.1(e)(iv).

(f)                                   Dispute Resolution.

(i) (A) Any dispute as to whether a Charge-Off of a Shared-Loss Asset was made in accordance with Examination Criteria shall be resolved by the Assuming Institution’s Chartering Authority. (B) With respect to any other dispute arising under the terms of this Commercial Shared-Loss Agreement which the parties hereto cannot resolve after having negotiated such matter, in good faith, for a thirty (30) day period, other than a dispute the Corporation is not permitted to submit to arbitration under the Administrative Dispute Resolution Act of 1996 (“ADRA”), as amended, such other dispute shall be resolved by determination of a review board (a “Review Board”) established pursuant to Section 2.1(f). Any Review Board under this Section 2.1(f) shall follow the provisions of the Federal Arbitration Act and shall follow the provisions of the ADRA. (C) Any determination by the Assuming Institution’s Chartering Authority or by a Review Board shall be conclusive and binding on the parties hereto and not subject to further dispute, and judgment may be entered on said determination in accordance with applicable arbitration law in any court having jurisdiction thereof.

(ii)                                  A Review Board shall consist of three (3) members, each of whom shall have such expertise as the Corporation and the Assuming Institution agree is relevant. As appropriate, the Receiver or the Corporation (the “FDIC Party”) will select one member, one member will be selected by the Assuming Institution and the third member (the “Neutral Member”) will be selected by the other two members. The member of the Review Board selected by a party may be removed at any time by such party upon two (2) days’ written notice to the other party of the selection of a replacement member. The Neutral Member may be removed by unanimous action of the members appointed by the FDIC Party and the Assuming Institution

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after two (2) days’ prior written notice to the FDIC Party and the Assuming Institution of the selection of a replacement Neutral Member. In addition, if a Neutral Member fails for any reason to serve or continue to serve on the Review Board, the other remaining members shall so notify the parties to the dispute and the Neutral Member in writing that such Neutral Member will be replaced, and the Neutral Member shall thereafter be replaced by the unanimous action of the other remaining members within twenty (20) business days of that notification.

(iii)                               No dispute may be submitted to a Review Board by any of the parties to this Commercial Shared-Loss Agreement unless such party has provided to the other party a written notice of dispute (“Notice of Dispute”). During the forty-five (45)-day period following the providing of a Notice of Dispute, the parties to the dispute will make every effort in good faith to resolve the dispute by mutual agreement. As part of these good faith efforts, the parties should consider the use of less formal dispute resolution techniques, as judged appropriate by each party in its sole discretion. Such techniques may include, but are not limited to, mediation, settlement conference, and early neutral evaluation. If the parties have not agreed to a resolution of the dispute by the end of such forty-five (45)-day period, then, subject to the discretion of the Corporation and the written consent of the Assuming Institution as set forth in Section 2.1(f)(i)(B) above, on the first day following the end of such period, the FDIC Party and the Assuming Institution shall notify each other of its selection of its member of the Review Board and such members shall be instructed to promptly select the Neutral Member of the Review Board. If the members appointed by the FDIC Party and the Assuming Institution are unable to promptly agree upon the initial selection of the Neutral Member, or a timely replacement Neutral Member as set forth in Section 2.1(f)(ii) above, the two appointed members shall apply to the American Arbitration Association (“AAA”), and such Neutral Member shall be appointed in accordance with the Commercial Arbitration Rules of the AAA.

(iv)                              The resolution of a dispute pursuant to this Section 2.1(f) shall be governed by the Commercial Arbitration Rules of the AAA to the extent that such rules are not inconsistent with this Section 2.1(f). The Review Board may modify the procedures set forth in such rules from time to time with the prior approval of the FDIC Party and the Assuming Institution.

(v)                                 Within fifteen (15) days after the last to occur of the final written submissions of both parties, the presentation of witnesses, if any, and oral presentations, if any, the Review Board shall adopt the position of one of the parties and shall present to the parties a written award regarding the dispute. The determination of any two (2) members of a Review Board will constitute the determination of such Review Board.

(vi)                              The FDIC Party and the Assuming Institution will each pay the fees and expenses of the member of the Review Board selected by it. The FDIC Party and Assuming Institution will share equally the fees and expenses of the Neutral Member. No such fees or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the FDIC Party under this Commercial Shared-Loss Agreement or otherwise.

(vii)                           Each party will bear all costs and expenses incurred by it in connection with the submission of any dispute to a Review Board. No such costs or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the FDIC Party under this Commercial Shared-Loss Agreement or otherwise. The Review Board shall have no authority to award costs or expenses incurred by either party to these proceedings.

(viii)                        Any dispute resolution proceeding held pursuant to this Section 2.1(f) shall not be public. In addition, each party and each member of any Review Board shall strictly maintain the confidentiality of all issues, disputes, arguments, positions and interpretations of any such proceeding, as

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well as all information, attachments, enclosures, exhibits, summaries, compilations, studies, analyses, notes, documents, statements, schedules and other similar items associated therewith, except as the parties agree in writing or such disclosure is required pursuant to law, rule or regulation. Pursuant to ADRA, dispute resolution communications may not be disclosed either by the parties or by any member of the Review board unless:

(1) all parties to the dispute resolution proceeding agree in writing;

(2) the communication has already been made public;

(3) the communication is required by statute, rule or regulation to be made public; or

(4) a court determines that such testimony or disclosure is necessary to prevent a manifest injustice, help establish a violation of the law or prevent harm to the public health or safety, or of sufficient magnitude in the particular case to outweigh the integrity of dispute resolution proceedings in general by reducing the confidence of parties in future cases that their communications will remain confidential.

(ix)                              Any dispute resolution proceeding pursuant to this Section 2.1(f) (whether as a matter of good faith negotiations, by resort to a Review Board, or otherwise) is a compromise negotiation for purposes of the Federal Rules of Evidence and state rules of evidence. The parties agree that all proceedings, including any statement made or document prepared by any party, attorney or other participants are privileged and shall not be disclosed in any subsequent proceeding or document or construed for any purpose as an admission against interest. Any document submitted and any statements made during any dispute resolution proceeding are for settlement purposes only. The parties further agree not to subpoena any of the members of the Review Board or any documents submitted to the Review Board. In no event will the Neutral Member voluntarily testify on behalf of any party.

(x)                                 No decision, interpretation, determination, analysis, statement, award or other pronouncement of any Review Board shall constitute precedent as regards any subsequent proceeding (whether or not such proceeding involves dispute resolution under this Commercial Shared-Loss Agreement) nor shall any Review Board be bound to follow any decision, interpretation, determination, analysis, statement, award or other pronouncement rendered by any previous Review Board or any other previous dispute resolution panel which may have convened in connection with a transaction involving other failed financial institutions or Federal assistance transactions.

(xi)                              The parties may extend any period of time in this Section 2.1(f) by mutual agreement. Notwithstanding anything above to the contrary, no dispute shall be submitted to a Review Board until each member of the Review Board, and any substitute member, if applicable, agrees to be bound by the provisions of this Section 2.1(f) as applicable to members of a Review Board. Prior to the commencement of the Review Board proceedings, or, in the case of a substitute Neutral Member, prior to the re-commencement of such proceedings subsequent to that substitution, the Neutral Member shall provide a written oath of impartiality.

(xii)                           For the avoidance of doubt, and notwithstanding anything herein to the contrary, in the event any notice of dispute is provided to a party under this Section 2.1(g) prior to the Termination Date, the terms of this Commercial Shared-Loss Agreement shall remain in effect with respect to any such items set forth in such notice until such time as any such dispute with respect to such item is finally resolved.

(g)                                  Payment in the Event Losses Fail to Reach Expected Level. If the asset premium (discount) bid expressed in dollars is a five per cent (5%) or more discount to the purchase price of the Assets determined in accordance with Article III, then on the date that is 45 days following the last day (such

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day, the “True-Up Measurement Date”) of the calendar month in which the tenth anniversary of the calendar day following the Bank Closing occurs, or upon the final disposition of all Shared Loss Assets under the Single Family Shared-Loss Agreement at any time after the termination of this Commercial Shared-Loss Agreement, the Assuming Institution shall pay to the Receiver fifty percent (50%) of any positive amount resulting from the following calculation:

A – (B + C + D), where

A equals 20% of the Total Intrinsic Loss Estimate;

B equals 20% of the Net Loss Amount;

C equals 25% of the asset premium (discount) bid, expressed in dollars, of total Shared Loss Assets on Schedules 4.15A,4.15B, and 4.15D at Bank Closing; and

D equals 3.5% of total Shared Loss Assets on Schedules 4.15A, 4.15B and 4.15D at Bank Closing.

The Assuming Institution shall deliver to the Receiver not later than 30 days following the True-Up Measurement Date, a schedule, signed by an officer of the Assuming Institution, setting forth in reasonable detail the foregoing calculation, including the calculation of the Net Loss Amount.

2.2                               Administration of Shared-Loss Assets. The Assuming Institution shall at all times prior to the Termination Date comply with the Rules Regarding the Administration of Shared-Loss Assets as set forth in Article III of this Commercial Shared-Loss Agreement.

2.3                               Auditor Report; Right to Audit.

(a)                                 Within the time period permitted for the examination audit pursuant to 12 CFR Section 363 after the end of each fiscal year from and including the fiscal year during which Bank Closing falls to and including the calendar year during which the Termination Date falls, the Assuming Institution shall deliver to the Corporation and to the Receiver a report signed by its independent public accountants stating that they have reviewed the terms of this Commercial Shared-Loss Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such year by this Article II were not made by the Assuming Institution in accordance herewith. In the event that the Assuming Institution cannot comply with the preceding sentence, it shall promptly submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during such year by this Article II were not made by the Assuming Institution in accordance herewith. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made. It is the intention of this provision to align the timing of the audit required under this Commercial Shared-Loss Agreement with the examination audit required pursuant to 12 CFR Section 363.

(b)                                 The Assuming Institution shall perform on an annual basis an internal audit of its compliance with the provisions of this Article II and shall provide the Receiver and the Corporation with copies of the internal audit reports and access to internal audit workpapers related to such internal audit.

(c)                                  The Receiver or the Corporation, their agents, contractors and their employees, may perform an audit to determine the Assuming Institution’s compliance with the provisions of this Commercial

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Shared-Loss Agreement, including this Article II, at any time by providing not less than ten (10) Business Days prior written notice. The scope and duration of any such audit shall be within the discretion of the Receiver or the Corporation, as the case may be, but shall in no event be administered in a manner that unreasonably interferes with the operation of the Assuming Institution’s business. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments and payments as may be necessary to give retroactive effect to such corrections.

2.4                               Withholdings. Notwithstanding any other provision in this Article II, the Receiver, upon the direction of the Director (or designee) of the Corporation’s Division of Resolutions and Receiverships, may withhold payment for any amounts included in a Quarterly Certificate delivered pursuant to Section 2.1, if, in its judgment, there is a reasonable basis under the terms of this Commercial Shared-Loss Agreement for denying the eligibility of an item for which reimbursement or payment is sought under such Section. In such event, the Receiver shall provide a written notice to the Assuming Institution detailing the grounds for withholding such payment. At such time as the Assuming Institution demonstrates to the satisfaction of the Receiver that the grounds for such withholding of payment, or portion of payment, no longer exist or have been cured, then the Receiver shall pay the Assuming Institution the amount withheld which the Receiver determines is eligible for payment, within fifteen (15) Business Days. In the event the Receiver or the Assuming Institution elects to submit the issue of the eligibility of the item for reimbursement or payment for determination under the dispute resolution procedures of Section 2.1(f), then (i) if the dispute is settled by the mutual agreement of the parties in accordance with Section 2.1(f)(iii), the Receiver shall pay the amount withheld (to the extent so agreed) within fifteen (15) Business Days from the date upon which the dispute is determined by the parties to be resolved by mutual agreement, and (ii) if the dispute is resolved by the determination of a Review Board, the Receiver shall pay the amount withheld (to the extent so determined) within fifteen (15) Business Days from the date upon which the Receiver is notified of the determination by the Review Board of its obligation to make such payment. Any payment by the Receiver pursuant to this Section 2.4 shall be made together with interest on the amount thereof from the date the payment was agreed or determined otherwise to be due, at the interest rate per annum determined by the Receiver to be equal to the coupon equivalent of the three (3)-month U.S. Treasury Bill Rate in effect as of the first Business Day of each Calendar Quarter during which such interest accrues as reported in the Federal Reserve Board’s Statistical Release for Selected Interest Rates H.15 opposite the caption “Auction Average - 3-Month” or, if not so reported for such day, for the next preceding Business Day for which such rate was so reported.

2.5                               Books and Records. The Assuming Institution shall at all times during the term of this Commercial Shared-Loss Agreement keep books and records which fairly present all dealings and transactions carried out in connection with its business and affairs. Except as otherwise provided for in the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement, all financial books and records shall be kept in accordance with generally accepted accounting principles, consistently applied for the periods involved and in a manner such that information necessary to determine compliance with any requirement of the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement will be readily obtainable, and in a manner such that the purposes of the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement may be effectively accomplished. Without the prior written approval of the Corporation, the Assuming Institution shall not make any change in its accounting principles adversely affecting the value of the Shared-Loss Assets except as required by a change in generally accepted accounting principles. The Assuming Institution shall notify the Corporation of any change in its accounting principles affecting the Shared-Loss Assets which it believes are required by a change in generally accepted accounting principles.

2.6                               Information. The Assuming Institution shall promptly provide to the Corporation such other information, including financial statements and computations, relating to the performance of the provisions

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of the Purchase and Assumption Agreement or otherwise relating to its business and affairs or this Commercial Shared-Loss Agreement, as the Corporation or the Receiver may request from time to time.

2.8                               Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior written consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Corporation pursuant to the Purchase and Assumption Agreement or this Commercial Shared-Loss Agreement.

2.8                               BURCO Holdings LLC-Owned Real Estate.

(a) Shared-Loss coverage will be provided with respect to the Assuming Institution’s acquisition of BURCO Holdings LLC in accordance with the following conditions:

(i) BURCO-Owned Other Real Estate shall be treated as if it were Other Real Estate directly owned by the Assuming Institution, and the Assuming Institution shall comply with all related Shared-Loss Assets requirements, including reporting requirements, imposed by this Agreement with respect to such BURCO-Owned Other Real Estate, except as otherwise specifically provided;

(ii) Shared-Loss coverage shall be based solely on losses, as determined in accordance with this Agreement, in connection with the BURCO-Owned Other Real Estate; and

(iii) The total amount of losses the Assuming Institution may submit for Shared-Loss coverage shall be limited to the lesser of (A) the sum of the Failed Bank’s equity investment in BURCO Holdings LLC plus the amount of all obligations owed to the Failed Bank by BURCO Holdings LLC as determined as of Bank Closing and (B) the value of BURCO-Owned Other Real Estate as reflected on the Accounting Records of BURCO Holdings LLC.

(b) BURCO Holdings LLC shall not be considered a Shared-Loss Subsidiary.

ARTICLE III - RULES REGARDING THE ADMINISTRATION OF SHARED-LOSS ASSETS AND SHARED-LOSS SECURITIES

3.1                               Agreement with Respect to Administration. The Assuming Institution shall (and shall cause any of its Affiliates to which the Assuming Institution transfers any Shared-Loss Assets or Shared-Loss Securities), or shall cause a Third Party Servicer to, manage, administer, and collect the Shared-Loss Assets and Shared-Loss Securities while owned by the Assuming Institution or any Affiliate thereof during the term of this Commercial Shared-Loss Agreement in accordance with the rules set forth in this Article III (“Rules”). The Assuming Institution shall be responsible to the Receiver and the Corporation in the performance of its duties hereunder and shall provide to the Receiver and the Corporation such reports as the Receiver or the Corporation reasonably deems advisable, including but not limited to the reports required by Section 3.3 hereof, and shall permit the Receiver and the Corporation at all times to monitor the Assuming Institution’s performance of its duties hereunder.

3.2                               Duties of the Assuming Institution with Respect to Shared-Loss Assets.

(a) In the performance of its duties under these Rules, the Assuming Institution shall:

(i) manage, administer, collect and effect Charge-Offs and Recoveries with respect to each Shared-Loss Asset in a manner consistent with (A) usual and prudent business and banking practices;

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(B) the Assuming Institution’s (or, in the case a Third Party Servicer is engaged, the Third Party Servicer’s) practices and procedures including, without limitation, the then-effective written internal credit policy guidelines of the Assuming Institution, with respect to the management, administration and collection of and taking of charge-offs and write-downs with respect to loans, other real estate and repossessed collateral that do not constitute Shared Loss Assets;

(ii) exercise its best business judgment in managing, administering, collecting and effecting Charge-Offs with respect to Shared-Loss Assets;

(iii) use its best efforts to maximize collections with respect to Shared-Loss Assets and, if applicable for a particular Shared-Loss Asset, without regard to the effect of maximizing collections on assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Assets;

(iv) adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Assets, as provided in Section 3.4 hereof;

(v) retain sufficient staff to perform its duties hereunder; and

(vi) provide written notification in accordance with Article IV of this Commercial Shared-Loss Agreement immediately after the execution of any contract pursuant to which any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Assets, together with a copy of that contract.

(b) Any transaction with or between any Affiliate of the Assuming Institution with respect to any Shared-Loss Asset including, without limitation, the execution of any contract pursuant to which any Affiliate of the Assuming Institution will manage, administer or collect any of the Shared-Loss Assets, or any other action involving self-dealing, shall be subject to the prior written approval of the Receiver or the Corporation.

(c) The following categories of expenses shall not be deemed to be Reimbursable Expenses or Recovery Expenses:

(i) Federal, State, or local income taxes and expenses related thereto;

(ii) salaries or other compensation and related benefits of Assuming Institution employees and the employees of its Affiliates including, without limitation, any bonus, commission or severance arrangements, training, payroll taxes, dues, or travel- or relocation-related expenses,;

(iii) the cost of space occupied by the Assuming Institution, any Affiliate thereof and their staff, the rental of and maintenance of furniture and equipment, and expenses for data processing including the purchase or enhancement of data processing systems;

(iv) except as otherwise provided herein, fees for accounting and other independent professional consultants (other than consultants retained to assess the presence, storage or release of any hazardous or toxic substance, or any pollutant or contaminant with respect to the collateral securing a Shared-Loss Asset that has been fully or partially charged-off); provided, that for purposes of this Section 3.2(c)(iv), fees of attorneys and appraisers engaged as necessary to assist in collections with respect to Shared-Loss Assets shall not be deemed to be fees of other independent consultants;

(v) allocated portions of any other overhead or general and administrative expense

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other than any fees relating to specific assets, such as appraisal fees or environmental audit fees, for services of a type the Assuming Institution does not normally perform internally;

(vi) any expense not incurred in good faith and with the same degree of care that the Assuming Institution normally would exercise in the collection of troubled assets in which it alone had an interest; and

(vii) any expense incurred for a product, service or activity that is of an extravagant nature or design.

(d) Subject to Section 3.7, the Assuming Institution shall not contract with third parties to provide services the cost of which would be a Reimbursable Expense or Recovery Expense if the Assuming Institution would have provided such services itself if the relevant Shared-Loss Assets were not subject to the loss-sharing provisions of Section 2.1 of this Commercial Shared-Loss Agreement.

3.3                               Duties of the Assuming Institution with Respect to Shared-Loss Securities.

(a) In the performance of its duties under these Rules, the Assuming Institution shall:

(i) manage, administer, collect and each Shared-Loss Security in a manner consistent with (A) usual and prudent business and banking practices; (B) the Assuming Institution’s practices and procedures including, without limitation, the then-effective written internal credit policy guidelines of the Assuming Institution, with respect to the management, administration and collection of similar assets that are not Shared-Loss Securities;

(ii) exercise its best business judgment in managing, administering, collecting and effecting Charge-Offs with respect to Shared-Loss Securities;

(iii) use its best efforts to maximize collections with respect to Shared-Loss Securities and, if applicable for a particular Shared-Loss Security, without regard to the effect of maximizing collections on assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Securities, provided that, any sale of a Shared-Loss Security shall only be made with the prior approval of the Receiver or the Corporation;

(iv) adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Securities, as provided in Section 3.4 hereof;

(v) retain sufficient staff to perform its duties hereunder; and

(vi) provide written notification in accordance with Article IV of this Commercial Shared-Loss Agreement immediately after the execution of any contract pursuant to which any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Securities, together with a copy of that contract.

(b) Any transaction with or between any Affiliate of the Assuming Institution with respect to any Shared-Loss Security including, without limitation, the execution of any contract pursuant to which any Affiliate of the Assuming Institution will manage, administer or collect any of the Shared-Loss Assets, or any other action involving self-dealing, shall be subject to the prior written approval of the Receiver or the Corporation.

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(c)          The Assuming Institution shall not contract with third parties to provide services the cost of which would be a Reimbursable Expense or Recovery Expense if the Assuming Institution would have provided such services itself if the relevant Shared-Loss Assets were not subject to the loss-sharing provisions of Section 2.1 of this Commercial Shared-Loss Agreement.

3.4                               Records and Reports. The Assuming Institution shall establish and maintain records on a separate general ledger, and on such subsidiary ledgers as may be appropriate to account for the Shared-Loss Assets and the Shared-Loss Securities, in such form and detail as the Receiver or the Corporation may require, to enable the Assuming Institution to prepare and deliver to the Receiver or the Corporation such reports as the Receiver or the Corporation may from time to time request regarding the Shared-Loss Assets, the Shared-Loss Securities and the Quarterly Certificates required by Section 2.1 of this Commercial Shared-Loss Agreement.

3.5                               Related Loans.

(a)                            The Assuming Institution shall not manage, administer or collect any “Related Loan” in any manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Asset to which such loan is related. A “Related Loan” means any loan or extension of credit held by the Assuming Institution at any time on or prior to the end of the final Recovery Quarter that is: (i) made to the same Obligor with respect to a Loan that is a Shared-Loss Asset or with respect to a Loan from which Other Real Estate, or Additional ORE derived, or (ii) attributable to the same primary Obligor with respect to any Loan described in clause (i) under the rules of the Assuming Institution’s Chartering Authority concerning the legal lending limits of financial institutions organized under its jurisdiction as in effect on the Commencement Date, as applied to the Assuming Institution.

(b)                            The Assuming Institution shall prepare and deliver to the Receiver with the Quarterly Certificates for the Calendar Quarters ending June 30 and December 31 for all Shared-Loss Quarters and Recovery Quarters, a schedule of all Related Loans which are commercial loans or commercial real estate loans with Legal Balances of $5,000,000 or more on the Accounting Records of the Assuming Institution as of the end of each such semi-annual period, and all other commercial loans or commercial real estate loans attributable to the same Obligor on such loans of $5,000,000 or more.

3.6                               Legal Action; Utilization of Special Receivership Powers. The Assuming Institution shall notify the Receiver in writing (such notice to be given in accordance with Article IV below and to include all relevant details) prior to utilizing in any legal action any special legal power or right which the Assuming Institution derives as a result of having acquired a Shared-Loss Asset from the Receiver, and the Assuming Institution shall not utilize any such power unless the Receiver shall have consented in writing to the proposed usage. The Receiver shall have the right to direct such proposed usage by the Assuming Institution and the Assuming Institution shall comply in all respects with such direction. Upon request of the Receiver, the Assuming Institution will advise the Receiver as to the status of any such legal action. The Assuming Institution shall immediately notify the Receiver of any judgment in litigation involving any of the aforesaid special powers or rights.

3.7                               Third Party Servicer. The Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Commercial Shared-Loss Agreement through or by one or more Third Party Servicers, who may take actions and make expenditures as if any such Third Party Servicer was the Assuming Institution hereunder (and, for the avoidance of doubt, such expenses incurred by any such Third Party Servicer on behalf of the Assuming Institution shall be Reimbursable Expenses or Recovery Expenses, as the case may be, to the same extent such expenses would so qualify if incurred by the Assuming Institution); provided, however, that the use thereof by the Assuming Institution shall not release the

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Assuming Institution of any obligation or liability hereunder.

ARTICLE IV — PORTFOLIO SALE

4.1                               Assuming Institution Portfolio Sales of Remaining Shared-Loss Assets. The Assuming Institution shall have the right with the consent of the Receiver, commencing as of the first day of the third to last Shared-Loss Quarter, to liquidate for cash consideration, in one or more transactions, all or a portion of Shared-Loss Assets held by the Assuming Institution (“Portfolio Sales”). If the Assuming Institution exercises its option under this Section 4.1, it must give thirty (30) days notice in writing to the Receiver setting forth the details and schedule for the Portfolio Sale which shall be conducted by means of sealed bid sales to third parties, not including any of the Assuming Institution’s affiliates, contractors, or any affiliates of the Assuming Institution’s contractors.

4.2                               Calculation of Sale Gain or Loss. For Shared-Loss Assets gain or loss on the sales under Section 4.1 will be calculated as the aggregate sales price received by the Assuming Institution less the aggregate book value of the remaining Shared-Loss Assets.

ARTICLE V — LOSS-SHARING NOTICES GIVEN TO CORPORATION AND/OR RECEIVER

As a supplement to the notice provisions contained in Section 13.7 of the Purchase and Assumption Agreement, any notice, request, demand, consent, approval, or other communication (a “Notice”) given to the Corporation and/or the Receiver in the loss-sharing context shall be given as follows:

5.1                               With respect to a Notice under Section 2 and Sections 3.1-3.5 of this Commercial Shared-Loss Agreement:

Federal Deposit Insurance Corporation

Division of Resolutions and Receiverships

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Assistant Director, Franchise and Asset Marketing

5.2                               With respect to a Notice under Section 3.6 of this Commercial Shared-Loss Agreement:

Federal Deposit Insurance Corporation Legal Division

1601 Bryan Street

Dallas, Texas 75201

Attention: Regional Counsel

with a copy to:

Federal Deposit Insurance Corporation Legal Division

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Senior Counsel (Special Issues Group)

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ARTICLE VI — MISCELLANEOUS

6.1                               Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred by a party hereto in connection with this Commercial Shared-Loss Agreement shall be borne by such party whether or not the transactions contemplated herein shall be consummated.

6.2                               Successors and Assigns; Specific Performance. This Commercial Shared-Loss Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Commercial Shared-Loss Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Federal Deposit Insurance Corporation in its corporate capacity without the consent of Assuming Institution. Notwithstanding anything to the contrary contained in this Commercial Shared-Loss Agreement, except as is expressly permitted in this Section 6.2, the Assuming Institution may not assign or otherwise transfer this Commercial Shared-Loss Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part), or sell or transfer of any subsidiary of the Assuming Institution holding title to Shared-Loss Assets or Shared-Loss Securities, without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Commercial Shared-Loss Agreement includes:

(i)  a merger or consolidation of the Assuming Institution with or into another company, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(ii)  a merger or consolidation of the Assuming Institution’s Holding Company with or into another company, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(iii)  the sale of all or substantially all of the assets of the Assuming Institution to another company or person; or

(iv)  a sale of shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

For the avoidance of doubt, any transaction under this Section 6.2 that requires the Receiver’s consent that is made without consent of the Receiver hereunder will relieve the Receiver of any of its obligations under this Commercial Shared-Loss Agreement.

No Loss shall be recognized under this Commercial Shared-Loss Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Commercial Shared-Loss Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3                               WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS COMMERCIAL SHARED-LOSS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.4                               No Third Party Beneficiary. This Commercial Shared-Loss Agreement and the Exhibits hereto are for the sole and exclusive benefit of the parties hereto and their respective permitted successors

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and permitted assigns and there shall be no other third party beneficiaries, and nothing in Commercial Shared-Loss Agreement or the Exhibits shall be construed to grant to any other Person any right, remedy or claim under or in respect of this Commercial Shared-Loss Agreement or any provision hereof.

6.5                               Consent. Except as otherwise provided herein, when the consent of a party is required herein, such consent shall not be unreasonably withheld or delayed.

6.6                               Rights Cumulative. Except as otherwise expressly provided herein, the rights of each of the parties under this Commercial Shared-Loss Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Sale Agreement and any of the related agreements or under law. Except as otherwise expressly provided herein, any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right.

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Exhibit 1

For the commercial and other pool, the FDIC reporting requirement includes the following:

•                  A quarterly loan level download for all loans in the asset pool

•                  A quarterly asset level download of commercial ORE

•                  A quarterly certificate report that includes 3 sections:

•                  1: A summary report of total covered losses for the quarter and the derivation of the FDIC portion of the covered loss

•                  2: A summary report on the commercial and other portfolio and covered losses and recoveries

•                  3: A performance report on the outstanding commercial and other pool assets under loss share

•                  A quarterly listing of assets with covered losses

A blank version of the quarterly certificate report is shown below.

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CERTIFICATE
QUARTERLY SUMMARY
FOR COMMAND OTHER SHARED-LOSS AGREEMENT

FDIC - RECEIVER OF

PURCHASE AND ASSUMPTION AGREEMENT DATED:

Shared-Loss Quarter Ended:
(Dollars)

Calculation of Amount Due from (to) FDIC

FDIC % Share	0%		80%		95%		Total
Carry forward from other types of assets:
1. Cumulative losses from single family loans	0		0		0		0
2. Cumulative losses from securities	0		0		0		0
3. Cumulative loss from non-single family	0		0		0		0
4. Total cumulative losses at beg of quarter	0		0		0		0
5. Covered losses (gains) during quarter	0		0		0		0
6. Cumulative loss at end of quarter	0		0		0		0
FDIC % Share	x 0%		x 80%		x 95%
7. Amount Due from (to) FDIC	0	+	0	+	0	=	—
Memo: threshold for recovery percentage	0		0

Preparer name:
Preparer signature
Preparer site:

Officer name:
Officer signature
Officer title:

Date:

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CERTIFICATE

QUARTERLY SUMMARY

FOR COMMAND OTHER SHARED-LOSS AGREEMENT

FDIC - RECEIVER OF

                    BANK

                        BANK

PURCH AND ASSUMPTION AGREEMENT DATED:

Shared-Loss Quarter Ended:

(Dollars)

		This Quarter
	Cumulative at beg	Commercial Real Estate Loans			ORE & oth repo	Consumer			FDIC	Cumulative at
	of Quarter	Constr & Dev	Other	C & I Loans	assets	Loans	Other Loans	Total	Adjustments	end of Quarter
PART A. Opening/Closing/Net Shared-Loss Asset Balances
1. Opening Balance	0	0	0	0	0	0	0	0	0	0
2. Adjustments: a) Transfers		0	0	0	0	0	0	0	0	0
b) Reclassifications		0	0	0	0	0	0	0	0	0
c) Other	0	0	0	0	0	0	0	0	0	0
3. Adjusted Opening Balance	0	0	0	0	0	0	0	0	0	0
4. Add: a) Assumed Commitment Advances	0	0	0	0	0	0	0	0	0	0
b) Permitted Advances	0	0	0	0	0	0	0	0	0	0
c) Capital Expenditures	0	0	0	0	0	0	0	0	0	0
d) Recoveries	0	0	0	0	0	0	0	0	0	0
5. Less: a) Prin Collections (payoffs and amort)	0	0	0	0	0	0	0	0	0	0
b) Sales	0	0	0	0	0	0	0	0	0	0
c) Charge-Offs (excluding accr int)	0	0	0	0	0	0	0	0	0	0
d) Qualifying loss on sales	0	0	0	0	0	0	0	0	0	0
6. Net (Reduction) Increase Amount	0	0	0	0	0	0	0	0	0	0
7. Closing Balance	0	0	0	0	0	0	0	0	0	0
PART B. Charge-Offs, Recoveries & Reimbursable Expenses

8. Charge-offs: a) Principal (from 5c and 5d)	0	0	0	0	0	0	0	0	0	0
b) Accr int (up to 90 days)	0	0	0	0	0	0	0	0	0	0
9. Total Charge-Offs	0	0	0	0	0	0	0	0	0	0
10. Less: Recoveries	0	0	0	0	0	0	0	0	0	0
11. Net Charge-Offs (Recoveries)	0	0	0	0	0	0	0	0	0	0
12. Add: Reimbursable Expenses	0	0	0	0	0	0	0	0	0	0
13. Less: Cosetting Income	0	0	0	0	0	0	0	0	0	0
14. Shared-Loss Debit (Credit) Amount	0	0	0	0	0	0	0	0	0	0

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Failed Bank Name

Performance Status: Commercial and Other Loans

Quarter ending

(Dollars)

Number of Loans / Properties

		Delinquent			In	Repossessed
	Performing	30-59 days	60-89 days	90+ days	Foreclosure	Assets *	Total
Construction & Development	0	0	0	0	0	0	0
Other Comm Real Estate	0	0	0	0	0	0	0
Total Comm Real Estate	0	0	0	0	0	0	0
C&I	0	0	0	0	0	0	0
Consumer Loans	0	0	0	0	0	0	0
Other Loans	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

$ Balance (000s)

		Delinquent			In	Repossessed
	Performing	30-59 days	60-89 days	90+ days	foreclosure	Assets *	Total
Construction & Development	0	0	0	0	0	0	0
Other Comm Real Estate	0	0	0	0	0	0	0
Total Comm Real Estate	0	0	0	0	0	0	0
C&I	0	0	0	0	0	0	0
Consumer Loans	0	0	0	0	0	0	0
Other Loans	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

* ORE for CRE loans; other types of repossessed assets for other types of loans.

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EXHIBIT 2.3

PURCHASE AND ASSUMPTION AGREEMENT

WHOLE BANK

ALL DEPOSITS

AMONG

FEDERAL DEPOSIT INSURANCE CORPORATION,

RECEIVER OF PEOPLES STATE BANK,

HAMTRAMCK, MICHIGAN

FEDERAL DEPOSIT INSURANCE CORPORATION

and

FIRST MICHIGAN BANK

DATED AS OF

FEBRUARY 11, 2011

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PURCHASE AND ASSUMPTION AGREEMENT

ARTICLE I. GENERAL		1

1.1	Purpose	1
1.2	Shared-Loss Agreements	1
1.3	Defined Terms	2

ARTICLE II. ASSUMPTION OF LIABILITIES		9

2.1	Liabilities Assumed by Assuming Institution	9
2.2	Interest on Deposit Liabilities	10
2.3	Unclaimed Deposits	11
2.4	Employee Plans	11

ARTICLE III. PURCHASE OF ASSETS		11

3.1	Assets Purchased by the Assuming Institution	11
3.2	Asset Purchase Price	12
3.3	Manner of Conveyance; Limited Warranty; Nonrecourse; Etc.	12
3.4	Puts of Assets to the Receiver	12
3.5	Assets Not Purchased by Assuming Institution	15
3.6	Retention or Repurchase of Assets Essential to Receiver	16
3.7	Receiver’s Offer to Sell Withheld Loans	17

ARTICLE IV. ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS		17

4.1	Continuation of Banking Business	17
4.2	Credit Card Business	17
4.3	Safe Deposit Business	17
4.4	Safekeeping Business	18
4.5	Trust Business	18
4.6	Bank Premises	19
4.7	Agreement with Respect to Leased Data Management Equipment	22
4.8	Certain Existing Agreements	23
4.9	Informational Tax Reporting	24
4.10	Insurance	24
4.11	Office Space for Receiver and Corporation; Certain Payments	24
4.12	Continuation of Group Health Plan Coverage for Former Employees of the Failed Bank	25
4.13	Interim Asset Servicing	26
4.14	[RESERVED]	26
4.15	Loss Sharing	26

ARTICLE V. DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK		26

5.1	Payment of Checks, Drafts, Orders and Deposits	26
5.2	Certain Agreements Related to Deposits	27
5.3	Notice to Depositors	27

ARTICLE VI. RECORDS		27

6.1	Transfer of Records	27
6.2	Transfer of Assigned Records	27
6.3	Preservation of Records	28
6.4	Access to Records; Copies	28
6.5	Right of Receiver or Corporation to Audit	28

ARTICLE VIII. BID; INITIAL PAYMENT		29

ARTICLE VIII. ADJUSTMENTS		29

8.1	Pro Forma Statement	29
8.2	Correction of Errors and Omissions; Other Liabilities	29
8.3	Payments	30
8.4	Interest	30
8.5	Subsequent Adjustments	30

ARTICLE IX. CONTINUING COOPERATION		30

9.1	General Matters	30
9.2	Additional Title Documents	30
9.3	Claims and Suits	30
9.4	Payment of Deposits	31
9.5	Withheld Payments	31
9.6	Proceedings with Respect to Certain Assets and Liabilities	31
9.7	Information	32
9.8	Tax Ruling	32

ARTICLE X. CONDITION PRECEDENT		32

ARTICLE XI. REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION		33

11.1	Corporate Existence and Authority	33
11.2	Third Party Consent	33
11.3	Execution and Enforceability	33
11.4	Compliance with Law	33
11.5	Insured or Guaranteed Loans	33
11.6	Representations Remain True	34
11.7	No Reliance; Independent Advice	34

ARTICLE XII INDEMNIFICATION		34

12.1	Indemnification of Indemnitees	34
12.2	Conditions Precedent to Indemnification	37
12.3	No Additional Warranty	38
12.4	Indemnification of Receiver and Corporation	38
12.5	Obligations Supplemental	38
12.6	Criminal Claims	39
12.7	Limited Guaranty of the Corporation	39
12.8	Subrogation	39

ARTICLE XIII. MISCELLANEOUS		39

13.1	Expenses	39

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13.2	Waiver of Jury Trial	39
13.3	Consent; Determination or Discretion	39
13.4	Rights Cumulative	40
13.5	References	40
13.6	Notice	40
13.7	Entire Agreement	41
13.8	Counterparts	41
13.9	Governing Law	41
13.10	Successors	41
13.11	Modification	41
13.12	Manner of Payment	41
13.13	Waiver	41
13.14	Severability	42
13.15	Term of Agreement	42
13.16	Survival of Covenants, Etc.	42

SCHEDULES

EXHIBITS

*                 These Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedules to the Securities and Exchange Commission upon request.

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PURCHASE AND ASSUMPTION AGREEMENT

WHOLE BANK

ALL DEPOSITS

THIS AGREEMENT, made and entered into as of the 11th day of February, 2011, by and among the FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER of PEOPLES STATE BANK, HAMTRAMCK, MICHIGAN (the “Receiver”), FIRST MICHIGAN BANK, organized under the laws of the State of Michigan, and having its principal place of business in TROY, MICHIGAN (the “Assuming Institution”), and the FEDERAL DEPOSIT INSURANCE CORPORATION, organized under the laws of the United States of America and having its principal office in Washington, D.C., acting in its corporate capacity (the “Corporation”).

R E C I T A L S

A.                                    On the Bank Closing Date, the Chartering Authority closed PEOPLES STATE BANK (the “Failed Bank”) pursuant to applicable law, and the Corporation was appointed Receiver thereof.

B.                                    The Assuming Institution desires to purchase certain assets and assume certain deposits and other liabilities of the Failed Bank on the terms and conditions set forth in this Agreement.

C.                                    Pursuant to 12 U.S.C. § 1823(c)(2)(A), the Corporation may provide assistance to the Assuming Institution to facilitate the transactions contemplated by this Agreement, which assistance may include indemnification pursuant to Article XII.

D.                                    The Board of Directors of the Corporation (the “Board”) has determined to provide assistance to the Assuming Institution on the terms and subject to the conditions set forth in this Agreement.

E.                                     The Board has determined pursuant to 12 U.S.C. § 1823(c)(4)(A) that such assistance is necessary to meet the obligation of the Corporation to provide insurance coverage for the insured deposits in the Failed Bank and is the least costly to the deposit insurance fund of all possible methods for meeting such obligation.

NOW, THEREFORE, in consideration of the mutual promises herein set forth and other valuable consideration, the parties hereto agree as follows:

A G R E E M E N T

ARTICLE I.                          GENERAL.

1.1.                            Purpose. The purpose of this Agreement is to set forth requirements regarding, among other things, the terms and conditions on which the Assuming Institution purchases certain assets and assumes certain liabilities of the Failed Bank.

1.2.                            Shared-Loss Agreements. If the Receiver and the Assuming Institution desire to share losses and recoveries on certain acquired assets, a Shared-Loss Agreement or Shared-Loss Agreements are attached hereto as Exhibit 4.15A and/or Exhibit 4.15B, as applicable, and will govern the terms of any such shared-loss arrangement. To the extent that any inconsistencies

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may arise between the terms of this Agreement and a Shared-Loss Agreement with respect to the subject matter of a Shared-Loss Agreement, the terms of the applicable Shared-Loss Agreement shall control.

1.3.                            Defined Terms. Capitalized terms used in this Agreement shall have the meanings set forth or referenced in this Section 1.3. As used herein, words imparting the singular include the plural and vice versa.

“Acquired Subsidiary” or “Acquired Subsidiaries” means one or more, as applicable, Subsidiaries of the Failed Bank acquired pursuant to Section 3.1.

“Affiliate” of any Person means any director, officer, or employee of that Person and any other Person (i) who is directly or indirectly controlling, or controlled by, or under direct or indirect common control with, such Person, or (ii) who is an affiliate of such Person as the term “affiliate” is defined in § 2(k) of the Bank Holding Company Act of 1956, as amended, 12 U.S.C. § 1841.

“Agreement” means this Purchase and Assumption Agreement by and among the Assuming Institution, the Corporation and the Receiver, as amended or otherwise modified from time to time.

“Assets” means all assets of the Failed Bank purchased pursuant to Section 3.1. Assets owned by Subsidiaries of the Failed Bank are not “Assets” within the meaning of this definition by virtue of being owned by such Subsidiaries.

“Assumed Deposits” means Deposits.

“Assuming Institution” has the meaning set forth in the introduction to this Agreement.

“Bank Closing Date” means the close of business of the Failed Bank on the date on which the Chartering Authority closed such institution.

“Bank Premises” means the banking buildings, drive-in banking facilities, teller facilities (staffed or automated), storage and service facilities, structures connecting remote facilities to banking houses, land on which the foregoing are located and unimproved land, together with any adjacent parking, that are owned or leased by the Failed Bank and that have formerly been utilized, are currently utilized, or are intended to be utilized in the future by the Failed Bank as shown on the Failed Bank Records as of the Bank Closing Date.

“Bid Amount” has the meaning set forth in Article VII.

“Bid Valuation Date” means November 12, 2010.

“Board” has the meaning set forth in Recital D.

“Book Value” means, with respect to any Asset and any Liability Assumed, the dollar amount thereof stated on the Failed Bank Records. The Book Value of any item shall be determined as of the Bank Closing Date after adjustments made by the Receiver for differences in accounts, suspense items, unposted debits and credits and other similar adjustments or corrections and for setoffs, whether voluntary or involuntary. The Book Value of an Acquired Subsidiary shall be determined from the investment in subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of

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accounting. Without limiting the generality of the foregoing, (i) the Book Value of a Liability Assumed shall include all accrued and unpaid interest thereon as of the Bank Closing Date, and (ii) the Book Value of a Loan shall reflect adjustments for earned interest, or unearned interest (as it relates to the “rule of 78s” or add-on-interest loans, as applicable), if any, as of the Bank Closing Date, adjustments for the portion of earned or unearned loan-related credit life and/or disability insurance premiums, if any, attributable to the Failed Bank as of the Bank Closing Date, and adjustments for Failed Bank Advances, if any, in each case as determined for financial reporting purposes. The Book Value of an Asset shall not include any adjustment for loan premiums, discounts or any related deferred income, fees or expenses, or general or specific reserves on the Failed Bank Records.

“Business Day” means a day other than a Saturday, Sunday, Federal legal holiday or legal holiday under the laws of the State where the Failed Bank is located, or a day on which the principal office of the Corporation is closed.

“Chartering Authority” means (i) with respect to a national bank, the Office of the Comptroller of the Currency, (ii) with respect to a Federal savings association or savings bank, the Office of Thrift Supervision, (iii) with respect to a bank or savings institution chartered by a State, the agency of such State charged with primary responsibility for regulating and/or closing banks or savings institutions, as the case may be, (iv) the Corporation in accordance with 12 U.S.C. § 1821(c)(4), with regard to self appointment, or (v) the appropriate Federal banking agency in accordance with 12 U.S.C. § 1821(c)(9).

“Commitment” means the unfunded portion of a line of credit or other commitment reflected on the books and records of the Failed Bank to make an extension of credit (or additional advances with respect to a Loan) that was legally binding on the Failed Bank as of the Bank Closing Date, other than extensions of credit pursuant to the credit card business and overdraft protection plans of the Failed Bank, if any.

“Corporation” has the meaning set forth in the introduction to this Agreement.

“Counterclaim” has the meaning set forth in Section 12.1(b).

“Credit Documents” means the agreements, instruments, certificates or other documents at any time evidencing or otherwise relating to, governing or executed in connection with or as security for, a Loan, including without limitation notes, bonds, loan agreements, letter of credit applications, lease financing contracts, banker’s acceptances, drafts, interest protection agreements, currency exchange agreements, repurchase agreements, reverse repurchase agreements, guarantees, deeds of trust, mortgages, assignments, security agreements, pledges, subordination or priority agreements, lien priority agreements, undertakings, security instruments, certificates, documents, legal opinions, participation agreements and intercreditor agreements, and all amendments, modifications, renewals, extensions, rearrangements, and substitutions with respect to any of the foregoing.

“Credit File” means all Credit Documents and all other credit, collateral or insurance documents in the possession or custody of the Assuming Institution, or any of its Subsidiaries or Affiliates, relating to an Asset or a Loan included in a Put Notice, or copies of any such documents.

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“Deposit” means a deposit as defined in 12 U.S.C. § 1813(l), including without limitation, outstanding cashier’s checks and other official checks and all uncollected items included in the depositors’ balances and credited on the books and records of the Failed Bank; provided that the term “Deposit” shall not include all or any portion of those deposit balances which, in the discretion of the Receiver or the Corporation, (i) may be required to satisfy it for any liquidated or contingent liability of any depositor arising from an unauthorized or unlawful transaction, or (ii) may be needed to provide payment of any liability of any depositor to the Failed Bank or the Receiver, including the liability of any depositor as a director or officer of the Failed Bank, whether or not the amount of the liability is or can be determined as of the Bank Closing Date.

“Deposit Secured Loan” means a loan in which the only collateral securing the loan is Assumed Deposits or deposits at other insured depository institutions.

“Electronically Stored Information” means any system backup tapes, any electronic mail (whether on an exchange or other similar system), any data on personal computers and any data on server hard drives.

“Eligible Individuals” has the meaning set forth in Section 4.12.

“ERISA” has the meaning set forth in Section 4.12.

“Failed Bank” has the meaning set forth in Recital A.

“Failed Bank Advances” means the total sums paid by the Failed Bank to (i) protect its lien position, (ii) pay ad valorem taxes and hazard insurance and (iii) pay premiums for credit life insurance, accident and health insurance and vendor’s single interest insurance.

“Failed Bank Records” means Records of the Failed Bank, including but not limited to, its corporate minutes, general ledger and subsidiary ledgers and schedules which support the general ledger balances.

“Fair Market Value” means:

(a)                                 “Market Value” as defined in the regulation prescribing the standards for real estate appraisals used in federally related transactions, 12 C.F.R. § 323.2(g), and accordingly shall mean the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition are the assumed consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

(i)                                     Buyer and seller are typically motivated;

(ii)                                  Both parties are well informed or well advised, and acting in what they consider their own best interests;

(iii)                               A reasonable time is allowed for exposure in the open market;

(iv)                              Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

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(v)                                 The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale;

as determined as of the Bank Closing Date by an appraiser chosen by the Assuming Institution from a list of acceptable appraisers provided by the Receiver; any costs and fees associated with such determination shall be shared equally by the Receiver and the Assuming Institution, and with respect to Bank Premises (to the extent, if any, that Bank Premises are purchased utilizing this valuation method), shall be determined not later than sixty (60) days after the Bank Closing Date by an appraiser selected by the Receiver and the Assuming Institution within seven (7) days after the Bank Closing Date; or

(b)                                 with respect to property other than Bank Premises purchased utilizing this valuation method, the price therefor as established by the Receiver and agreed to by the Assuming Institution, or in the absence of such agreement, as determined in accordance with clause (a) above.

“FDIC Office Space” has the meaning set forth in Section 4.11.

“Final Legal Notice” has the meaning set forth in Section 2.3(a).

“Fixtures” means those leasehold improvements, additions, alterations and installations constituting all or a part of Bank Premises and which were acquired, added, built, installed or purchased at the expense of the Failed Bank, regardless of the holder of legal title thereto as of the Bank Closing Date.

“Furniture and Equipment” means the furniture and equipment (other than Safe Deposit Boxes, Personal Computers, Owned Data Management Equipment and motor vehicles), leased or owned by the Failed Bank and reflected on the Failed Bank Records as of the Bank Closing Date and located on or at Bank Premises, including without limitation automated teller machines, carpeting, furniture, office machinery, shelving, office supplies, telephone, surveillance and security systems, ancillary equipment and artwork. Furniture and equipment located at a storage facility not adjacent to a Bank Premises are excluded from this definition.

“GSE” means a government sponsored enterprise.

“Indemnitees” means, except as provided in Section 12.1(b)(xi), (i) the Assuming Institution, (ii) the Subsidiaries and Affiliates of the Assuming Institution other than any Subsidiaries or Affiliates of the Failed Bank that are or become Subsidiaries or Affiliates of the Assuming Institution and (iii) the directors, officers, employees and agents of the Assuming Institution and its Subsidiaries and Affiliates who are not also present or former directors, officers, employees or agents of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank.

“Information Package” means the most recent compilation of financial and other data with respect to the Failed Bank, including any amendments or supplements thereto, provided to the Assuming Institution by the Corporation on the web site used by the Corporation to market the Failed Bank to potential acquirers.

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“Initial Payment” means the payment made pursuant to Article VII (based on the best information available as of the Bank Closing Date), the amount of which shall be either (i) if the Bid Amount is positive, the aggregate Book Value of the Liabilities Assumed minus the sum of the aggregate purchase price of the Assets as determined pursuant to Section 3.2 and assets purchased and the positive Bid Amount, or (ii) if the Bid Amount is negative, the sum of the aggregate Book Value of the Liabilities Assumed and the negative Bid Amount minus the aggregate purchase price of the Assets and assets purchased. The Initial Payment shall be payable by the Corporation to the Assuming Institution if (i) the Liabilities Assumed are greater than the sum of the positive Bid Amount and the Assets and any other assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount are greater than the Assets and assets purchased. The Initial Payment shall be payable by the Assuming Institution to the Corporation if (i) the Liabilities Assumed are less than the sum of the positive Bid Amount and the Assets and assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount is less than the Assets and assets purchased. Such Initial Payment shall be subject to adjustment as provided in Article VIII.

“Leased Data Management Equipment” means any equipment, computer hardware, computer software (and the lease or licensing agreements related thereto), computer networking equipment, printers, fax machines, copiers, document scanners, data tape systems, data tapes, DVDs, CDs, flash drives, telecommunications and check processing equipment and any other electronic storage media leased by the Failed Bank at Bank Closing which is, was, or could have been used by the Failed Bank in connection with data management activities.

“Legal Balance” means the amount of indebtedness legally owed by an Obligor with respect to a Loan, including principal and accrued and unpaid interest, late fees, attorneys’ fees and expenses, taxes, insurance premiums, and similar charges, if any.

“Liabilities Assumed” has the meaning provided in Section 2.1.

“Lien” means any mortgage, lien, pledge, charge, assignment for security purposes, security interest or encumbrance of any kind with respect to an Asset, including any conditional sale agreement or capital lease or other title retention agreement relating to such Asset.

“Loan” or “Loans” means, individually or collectively, all of the following owed to or held by the Failed Bank as of the Bank Closing Date:

(a)                                 loans (including loans which have been charged off the Failed Bank Records in whole or in part prior to and including the Bid Valuation Date), participation agreements, interests in participations, overdrafts of customers (including but not limited to overdrafts made pursuant to an overdraft protection plan or similar extensions of credit in connection with a deposit account), revolving commercial lines of credit, home equity lines of credit, Commitments, United States and/or State-guaranteed student loans and lease financing contracts;

(b)                                 all Liens, rights (including rights of set-off), remedies, powers, privileges, demands, claims, priorities, equities and benefits owned or held by, or accruing or to accrue to or for the benefit of, the holder of the obligations or instruments referred to in clause (a) above, including but not limited to those arising under or based upon Credit Documents, casualty insurance policies and binders, standby letters of credit, mortgagee title insurance policies and binders, payment bonds and performance bonds at any time

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and from time to time existing with respect to any of the obligations or instruments referred to in clause (a) above; and

(c)                                  all amendments, modifications, renewals, extensions, refinancings and refundings of or for any of the foregoing.

“Obligor” means each Person liable for the full or partial payment or performance of any Loan, whether such Person is obligated directly, indirectly, primarily, secondarily, jointly or severally.

“Other Real Estate” means all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, easements, air rights and development rights that are owned by the Failed Bank.

“Owned Data Management Equipment” means any equipment, computer hardware, computer software (and the lease or licensing agreements related thereto), computer networking equipment, printers, fax machines, copiers, document scanners, data tape systems, data tapes, DVDs, CDs, flash drives, telecommunications and check processing equipment and any other electronic storage media owned by the Failed Bank at Bank Closing which is, was, or could have been used by the Failed Bank in connection with data management activities.

“Payment Date” means the first Business Day after the Bank Closing Date.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof, excluding the Corporation.

“Personal Computer(s)” means computers based on a microprocessor generally designed to be used by one person at a time and which usually store informational data on that computer’s internal hard drive or attached peripheral, and associated peripherals (such as keyboard, mouse, etc.). A personal computer can be found in various configurations such as laptops, net books, and desktops.

“Primary Indemnitor” means any Person (other than the Assuming Institution or any of its Affiliates) who is obligated to indemnify or insure, or otherwise make payments (including payments on account of claims made against) to or on behalf of any Person in connection with the claims covered under Article XII, including without limitation any insurer issuing any directors and officers liability policy or any Person issuing a financial institution bond or banker’s blanket bond.

“Pro Forma” means a balance sheet that reflects a reasonably accurate financial statement of the Failed Bank through the Bank Closing Date and serves as a basis for the opening entries of both the Assuming Institution and the Receiver.

“Put Date” has the meaning set forth in Section 3.4(d).

“Put Notice” has the meaning set forth in Section 3.4(c).

“Qualified Beneficiaries” has the meaning set forth in Section 4.12.

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“Qualified Financial Contract” means a qualified financial contract as defined in 12 U.S.C. § 1821(e)(8)(D).

“Record” means any document, microfiche, microfilm or Electronically Stored Information (including but not limited to magnetic tape, disc storage, card forms and printed copy) of the Failed Bank generated or maintained by the Failed Bank that is owned by or in the possession of the Receiver at the Bank Closing Date.

“Receiver” has the meaning set forth in the introduction to this Agreement.

“Related Liability” with respect to any Asset means any liability existing and reflected on the Failed Bank Records as of the Bank Closing Date for (i) indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting such Asset, (ii) ad valorem taxes applicable to such Asset and (iii) any other obligation determined by the Receiver to be directly related to such Asset.

“Related Liability Amount” with respect to any Related Liability on the books of the Assuming Institution, means the amount of such Related Liability as stated on the Failed Bank Records of the Assuming Institution (as maintained in accordance with generally accepted accounting principles) as of the date as of which the Related Liability Amount is being determined. With respect to a liability that relates to more than one Asset, the amount of such Related Liability shall be allocated among such Assets for the purpose of determining the Related Liability Amount with respect to any one of such Assets.

Such allocation shall be made by specific allocation, where determinable, and otherwise shall be pro rata based upon the dollar amount of such Assets stated on the Failed Bank Records of the entity that owns such Asset.

“Repurchase Price” means, with respect to any Asset, first taking the Book Value of the Asset at the Bank Closing Date and either subtracting the pro rata Asset discount or adding the pro rata Asset premium, and subsequently adjusting that amount (i) for any advances and interest on such Asset after the Bank Closing Date, (ii) by subtracting the total amount received by the Assuming Institution for such Asset after the Bank Closing Date, regardless of how applied and (iii) by adding total disbursements of principal made by the Receiver not otherwise included in the Book Value.

“Safe Deposit Boxes” means the safe deposit boxes of the Failed Bank, if any, including the removable safe deposit boxes and safe deposit stacks in the Failed Bank’s vault(s), all rights and benefits under rental agreements with respect to such safe deposit boxes, and all keys and combinations thereto.

“Settlement Date” means the first Business Day immediately prior to the day which is three hundred sixty-five (365) days after the Bank Closing Date, or such other date prior thereto as may be agreed upon by the Receiver and the Assuming Institution. The Receiver, in its discretion, may extend the Settlement Date.

“Settlement Interest Rate” means, for the first calendar quarter or portion thereof during which interest accrues, the rate determined by the Receiver to be equal to the investment rate on twenty-six (26)-week United States Treasury Bills as published on the Bank Closing Date by the United States Treasury on the TreasuryDirect.gov website; provided, that if no such Investment Rate is published the week of the Bank Closing Date, the investment rate for such Treasury Bills

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most recently published by the United States Treasury on TreasuryDirect.gov prior to the Bank Closing Date shall be used. Thereafter, the rate shall be adjusted to the rate determined by the Receiver to be equal to the Investment Rate on such Treasury Bills in effect as of the first day of each succeeding calendar quarter during which interest accrues as published by the United States Treasury on the TreasuryDirect.gov website.

“Shared-Loss Agreements” means, if any, the Single Family Shared-Loss Agreement attached hereto as Exhibit 4.15A and, if any, the Commercial Shared-Loss Agreement, attached hereto as Exhibit 4.15B.

“Subsidiary” has the meaning set forth in § 3(w)(4) of the Federal Deposit Insurance Act, 12 U.S.C. § 1813(w)(4), as amended.

ARTICLE II.       ASSUMPTION OF LIABILITIES.

2.1.                            Liabilities Assumed by Assuming Institution. The Assuming Institution expressly assumes at Book Value (subject to adjustment pursuant to Article VIII) and agrees to pay, perform and discharge, all of the following liabilities of the Failed Bank as of the Bank Closing Date, except as otherwise provided in this Agreement (such liabilities referred to as “Liabilities Assumed”):

(a)                                 Assumed Deposits, except those Deposits specifically listed on Schedule 2.1(a); provided, that as to any Deposits of public money which are Assumed Deposits, the Assuming Institution agrees to properly secure such Deposits with such Assets as appropriate which, prior to the Bank Closing Date, were pledged as security by the Failed Bank, or with assets of the Assuming Institution, if such securing Assets, if any, are insufficient to properly secure such Deposits;

(b)                                 liabilities for indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting any Assets, if any; provided, that the amount of any liability assumed pursuant to this Section 2.1(b) shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(c)                                  all borrowings from, and obligations and indebtedness to, Federal Reserve Banks and Federal Home Loan Banks, if any, whether currently owed, or conditional or not yet matured, including but not limited to, if applicable, (i) advances, including principal, interest, and any prepayment fees, costs and expenses; (ii) letters of credit, including any reimbursement obligations; (iii) acquired member assets programs, including representations, warranties, credit enhancement obligations and servicing obligations; (iv) affordable housing programs, including retention agreements and other contracts and monitoring obligations; (v) swaps and other derivatives; and (vi) safekeeping and custody agreements, provided, that the assumption of any liability pursuant to this Section 2.1(c) shall be limited to the market value of the assets securing such liability as determined by the Receiver; and overdrafts, debit balances, service charges, reclamations and adjustments to accounts with the Federal Reserve Banks as reflected on the books and records of any such Federal Reserve Bank within ninety (90) days after the Bank Closing Date, if any;

(d)                                 ad valorem taxes applicable to any Asset, if any; provided, that the assumption of any ad valorem taxes pursuant to this Section 2.1(d) shall be limited to an amount equal to the market value of the Asset to which such taxes apply as determined by the Receiver;

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(e)                                  liabilities, if any, for federal funds purchased, repurchase agreements and overdrafts in accounts maintained with other depository institutions (including any accrued and unpaid interest thereon computed to and including the Bank Closing Date); provided, that the assumption of any liability pursuant to this Section 2.1(e) shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(f)                                   United States Treasury tax and loan note option accounts, if any;

(g)                                  liabilities for any acceptance or commercial letter of credit provided, that the assumption of any liability pursuant to this Section 2.1(g) shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(h)                                 liabilities for any “standby letters of credit” as defined in 12 C.F.R. § 337.2(a) issued on the behalf of any Obligor of a Loan acquired hereunder by the Assuming Institution, but excluding any other standby letters of credit;

(i)                                     duties and obligations assumed pursuant to this Agreement including without limitation those relating to the Failed Bank’s Records, credit card business, debit card business, stored value and gift card business, overdraft protection plans, safe deposit business, safekeeping business and trust business, if any;

(j)                                    liabilities, if any, for Commitments;

(k)                                 liabilities, if any, for amounts owed to any Acquired Subsidiary;

(l)                                     liabilities, if any, with respect to Qualified Financial Contracts;

(m)                             duties and obligations under any contract pursuant to which the Failed Bank provides mortgage servicing for others, or any contract pursuant to which mortgage servicing is provided to the Failed Bank by others, including (i) any seller obligations, seller origination and repurchase obligations, and (ii) any GSE seller or servicer obligations, provided that, if the Assuming Institution is not an approved GSE servicer, or does not intend or is unable to become an approved GSE servicer, the Assuming Institution will cooperate with the Receiver and the GSE to effect the transfer of any such servicing obligations to a GSE-approved servicer; and

(n)                                 all asset-related offensive litigation liabilities and all asset-related defensive litigation liabilities, but only to the extent such liabilities relate to assets subject to a Shared-Loss Agreement, and provided that all other defensive litigation and any class actions with respect to credit card business are retained by the Receiver.

2.2.                            Interest on Deposit Liabilities. The Assuming Institution agrees that, from and after the Bank Closing Date, it will accrue and pay interest on Assumed Deposits pursuant to Section 2.1 at a rate(s) it shall determine; provided, that for non-transaction Deposit liabilities such rate(s) shall not be less than the lowest rate offered by the Assuming Institution to its depositors for non-transaction deposit accounts. The Assuming Institution shall permit each depositor to withdraw, without penalty for early withdrawal, all or any portion of such depositor’s Deposit, whether or not the Assuming Institution elects to pay interest in accordance with any deposit agreement formerly existing between the Failed Bank and such depositor; and further provided, that if such Deposit has been pledged to secure an obligation of the depositor or other party, any withdrawal thereof shall be subject to the terms of the agreement governing such

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pledge. The Assuming Institution shall give notice to such depositors as provided in Section 5.3 of the rate(s) of interest which it has determined to pay and of such withdrawal rights.

2.3.                            Unclaimed Deposits.

(a)                                 Final Legal Notice. Fifteen (15) months following the Bank Closing Date, the Assuming Institution will provide the Receiver a listing of all deposit accounts, including the type of account, not claimed by the depositor. The Receiver will review the list and authorize the Assuming Institution to act on behalf of the Receiver to send a Final Legal Notice in a form substantially similar to Exhibit 2.3A (the “Final Legal Notice”) to the owner(s) of the unclaimed deposits reminding them of the need to claim or arrange to continue their account(s) with the Assuming Institution. The Assuming Institution will send the Final Legal Notice to the depositors within thirty (30) days following notification of the Receiver’s authorization. The Assuming Institution will prepare an Affidavit of Mailing in a form substantially similar to Exhibit 2.3B and will forward the Affidavit of Mailing to the Receiver after mailing out the Final Legal Notice to the owner(s) of unclaimed deposit accounts.

(b)                                 Unclaimed Deposits. If, within eighteen (18) months after the Bank Closing Date, any depositor of the Failed Bank does not claim or arrange to continue such depositor’s Assumed Deposits at the Assuming Institution, the Assuming Institution shall, within fifteen (15) Business Days after the end of such eighteen (18) month period, (i) refund to the Receiver the full amount of each such Deposit (without reduction for service charges), (ii) provide to the Receiver a schedule of all such refunded Deposits in such form as may be prescribed by the Receiver, and (iii) assign, transfer, convey, and deliver to the Receiver, all right, title and interest of the Assuming Institution in and to the Records previously transferred to the Assuming Institution and other records generated or maintained by the Assuming Institution pertaining to such Deposits. During such eighteen (18) month period, at the request of the Receiver, the Assuming Institution promptly shall provide to the Receiver schedules of unclaimed Deposits in such form as may be prescribed by the Receiver.

2.4.                            Employee Plans. Except as provided in Section 4.12, the Assuming Institution shall have no liabilities, obligations or responsibilities under the Failed Bank’s health care, bonus, vacation, pension, profit sharing, deferred compensation, 401k or stock purchase plans or similar plans, if any, unless the Receiver and the Assuming Institution agree otherwise subsequent to the date of this Agreement.

ARTICLE III.                PURCHASE OF ASSETS.

3.1.                            Assets Purchased by Assuming Institution. With the exception of certain assets expressly excluded in Sections 3.5 and 3.6 and, if applicable, listed on Schedule 3.5(l) the Assuming Institution hereby purchases from the Receiver, and the Receiver hereby sells, assigns, transfers, conveys and delivers to the Assuming Institution, all right, title and interest of the Receiver in and to all of the assets (real, personal and mixed, wherever located and however acquired) including all subsidiaries, joint ventures, partnerships and any and all other business combinations or arrangements, whether active, inactive, dissolved or terminated, of the Failed Bank whether or not reflected on the books of the Failed Bank as of the Bank Closing Date. Assets are purchased hereunder by the Assuming Institution subject to all liabilities for indebtedness collateralized by Liens affecting such Assets to the extent provided in Section 2.1.

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3.2.                            Asset Purchase Price.

(a)                                 Determination of Asset Purchase Price. All Assets and assets of the Failed Bank subject to an option to purchase by the Assuming Institution shall be purchased for the amount, or the amount resulting from the method specified for determining the amount, as specified on Schedule 3.2, except as otherwise may be provided herein. Any Asset, asset of the Failed Bank subject to an option to purchase or other asset purchased for which no purchase price is specified on Schedule 3.2 or otherwise herein shall be purchased at its Book Value. Loans or other assets charged off on the Failed Bank Records before the Bid Valuation Date shall be purchased at a price of zero. The purchase price for Acquired Subsidiaries shall be adjusted pursuant to Section 4.6(i)(iv), if applicable.

(b)                                 Purchase Price for Securities. The purchase price for securities (other than the capital stock of any Acquired Subsidiary and Federal Home Loan Bank stock) purchased under Section 3.1 by the Assuming Institution shall be the market value thereof as of the Bank Closing Date, which market value shall be (i) the market price for each such security quoted at the close of the trading day effective on the Bank Closing Date as published electronically by Bloomberg, L.P., or alternatively, at the discretion of the Receiver, IDC/Financial Times (FT) Interactive Data; (ii) provided that if such market price is not available for any such security, the Assuming Institution will submit a bid for each such security within three days of notification/bid request by the Receiver (unless a different time period is agreed to by the Assuming Institution and the Receiver) and the Receiver, in its sole and absolute discretion, will accept or reject each such bid; and (iii) further provided that in the absence of an acceptable bid from the Assuming Institution, each such security shall not pass to the Assuming Institution and shall be deemed to be an excluded asset hereunder and listed on Schedule 3.5(l).

(c)                                  Purchase Price for Qualified Financial Contracts. Qualified Financial Contracts shall be purchased at market value determined in accordance with the terms of Exhibit 3.2(c). Any costs associated with such valuation shall be shared equally by the Receiver and the Assuming Institution.

3.3.                            Manner of Conveyance; Limited Warranty; Nonrecourse; Etc. THE CONVEYANCE OF ALL ASSETS, INCLUDING REAL AND PERSONAL PROPERTY INTERESTS, PURCHASED BY THE ASSUMING INSTITUTION UNDER THIS AGREEMENT SHALL BE MADE, AS NECESSARY, BY RECEIVER’S DEED OR RECEIVER’S BILL OF SALE, “AS IS”, “WHERE IS”, WITHOUT RECOURSE AND, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, WITHOUT ANY WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ASSETS, EXPRESS OR IMPLIED, WITH RESPECT TO TITLE, VALUE, COLLECTIBILITY, GENUINENESS, ENFORCEABILITY, DOCUMENTATION, CONDITION OR FREEDOM FROM LIENS OR ENCUMBRANCES (IN WHOLE OR IN PART), OR ANY OTHER MATTERS.

3.4.                            Puts of Assets to the Receiver.

(a)                                 Puts Within 30 Days After the Bank Closing Date. During the thirty (30)-day period following the Bank Closing Date and only during such period (which thirty (30)-day period may be extended in writing in the sole and absolute discretion of the Receiver for any Loan), in accordance with this Section 3.4, the Assuming Institution shall be entitled to require the Receiver to purchase any Deposit Secured Loan transferred to the Assuming Institution

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pursuant to Section 3.1 which is not fully secured by Assumed Deposits or deposits at other insured depository institutions due to either insufficient Assumed Deposit or deposit collateral or deficient documentation regarding such collateral; provided that with regard to any Deposit Secured Loan secured by an Assumed Deposit:

(i)                                     no such purchase may be required until any Deposit setoff determination, whether voluntary or involuntary, has been made; and

(ii)                                  the Assuming Institution shall be entitled to require the Receiver to purchase, within a reasonable time, any remaining overdraft transferred to the Assuming Institution pursuant to Section 3.1 which existed on the thirtieth (30th) day following the Bank Closing Date and which was made after the Bid Valuation Date and not made pursuant to an overdraft protection plan or similar extension of credit.

Notwithstanding the foregoing, the Assuming Institution shall not have the right to require the Receiver to purchase any Loan if (i) the Obligor with respect to such Loan is an Acquired Subsidiary, or (ii) the Assuming Institution has:

(A)                               made any advance in accordance with the terms of a Commitment or otherwise with respect to such Loan;

(B)                               taken any action that increased the amount of a Related Liability with respect to such Loan over the amount of such liability immediately prior to the time of such action;

(C)                               created or permitted to be created any Lien on such Loan which secures indebtedness for money borrowed or which constitutes a conditional sales agreement, capital lease or other title retention agreement;

(D)                               entered into, agreed to make, grant or permit, or made, granted or permitted any modification or amendment to, any waiver or extension with respect to, or any renewal, refinancing or refunding of, such Loan or related Credit Documents or collateral, including, without limitation, any act or omission which diminished such collateral; or

(E)                                sold, assigned or transferred all or a portion of such Loan to a third party (whether with or without recourse).

(iii)                               The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

(b)                                 Puts Prior to the Settlement Date. During the period from the Bank Closing Date to and including the Business Day immediately preceding the Settlement Date, the Assuming Institution shall be entitled to require the Receiver to purchase any Asset which the Assuming Institution can establish is evidenced by forged or stolen instruments as of the Bank Closing Date; provided that the Assuming Institution shall not have the right to require the Receiver to purchase any such Asset with respect to which the Assuming Institution has taken any action referred to in Section 3.4(a)(ii) with respect to such Asset. The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver

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against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

(c)                                  Notices to the Receiver. In the event that the Assuming Institution elects to require the Receiver to purchase one or more Assets, the Assuming Institution shall deliver to the Receiver a notice (a “Put Notice”) which shall include:

(i)                                     a list of all Assets that the Assuming Institution requires the Receiver to purchase;

(ii)                                  a list of all Related Liabilities with respect to the Assets identified pursuant to (i) above; and

(iii)                               a statement of the estimated Repurchase Price of each Asset identified pursuant to (i) above as of the applicable Put Date.

Such notice shall be in the form prescribed by the Receiver or such other form to which the Receiver shall consent. As provided in Section 9.6, the Assuming Institution shall deliver to the Receiver such documents, Credit Files and such additional information relating to the subject matter of the Put Notice as the Receiver may request and shall provide to the Receiver full access to all other relevant books and Records.

(d)                                 Purchase by Receiver. The Receiver shall purchase Assets that are specified in the Put Notice and shall assume Related Liabilities with respect to such Assets, and the transfer of such Assets and Related Liabilities shall be effective as of a date determined by the Receiver which date shall not be later than thirty (30) days after receipt by the Receiver of the Put Notice (the “Put Date”).

(e)                                  Purchase Price and Payment Date. Each Asset purchased by the Receiver pursuant to this Section 3.4 shall be purchased at a price equal to the Repurchase Price of such Asset less the Related Liability Amount applicable to such Asset, in each case determined as of the applicable Put Date. If the difference between such Repurchase Price and such Related Liability Amount is positive, then the Receiver shall pay to the Assuming Institution the amount of such difference; if the difference between such amounts is negative, then the Assuming Institution shall pay to the Receiver the amount of such difference. The Assuming Institution or the Receiver, as the case may be, shall pay the purchase price determined pursuant to this Section 3.4(e) not later than the twentieth (20th) Business Day following the applicable Put Date, together with interest on such amount at the Settlement Interest Rate for the period from and including such Put Date to and including the day preceding the date upon which payment is made.

(f)                                   Servicing. The Assuming Institution shall administer and manage any Asset subject to purchase by the Receiver in accordance with usual and prudent banking standards and business practices until such time as such Asset is purchased by the Receiver.

(g)                                  Reversals. In the event that the Receiver purchases an Asset (and assumes the Related Liability) that it is not required to purchase pursuant to this Section 3.4, the Assuming Institution shall repurchase such Asset (and assume such Related Liability) from the Receiver at a price computed so as to achieve the same economic result as would apply if the Receiver had never purchased such Asset pursuant to this Section 3.4.

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3.5.                            Assets Not Purchased by Assuming Institution. The Assuming Institution does not purchase, acquire or assume, or (except as otherwise expressly provided in this Agreement) obtain an option to purchase, acquire or assume under this Agreement:

(a)                                 any financial institution bonds, banker’s blanket bonds, or public liability, fire, extended coverage insurance policy, bank owned life insurance or any other insurance policy of the Failed Bank, or premium refund, unearned premium derived from cancellation, or any proceeds payable with respect to any of the foregoing;

(b)                                 any interest, right, action, claim, or judgment against (i) any officer, director, employee, accountant, attorney, or any other Person employed or retained by the Failed Bank or any Subsidiary of the Failed Bank on or prior to the Bank Closing Date arising out of any act or omission of such Person in such capacity, (ii) any underwriter of financial institution bonds, banker’s blanket bonds or any other insurance policy of the Failed Bank, (iii) any shareholder or holding company of the Failed Bank, or (iv) any other Person whose action or inaction may be related to any loss (exclusive of any loss resulting from such Person’s failure to pay on a Loan made by the Failed Bank) incurred by the Failed Bank; provided that for the purposes hereof, the acts, omissions or other events giving rise to any such claim shall have occurred on or before the Bank Closing Date, regardless of when any such claim is discovered and regardless of whether any such claim is made with respect to a financial institution bond, banker’s blanket bond, or any other insurance policy of the Failed Bank in force as of the Bank Closing Date;

(c)                                  prepaid regulatory assessments of the Failed Bank, if any;

(d)                                 legal or equitable interests in tax receivables of the Failed Bank, if any, including any claims arising as a result of the Failed Bank having entered into any agreement or otherwise being joined with another Person with respect to the filing of tax returns or the payment of taxes;

(e)                                  amounts reflected on the Failed Bank Records as of the Bank Closing Date as a general or specific loss reserve or contingency account, if any;

(f)                                   leased or owned Bank Premises and leased or owned Fixtures, Furniture and Equipment located on leased or owned Bank Premises, if any; provided that the Assuming Institution does obtain an option under Sections 4.6, 4.7 or 4.8, as the case may be, with respect thereto;

(g)                                  owned Bank Premises which the Receiver, in its discretion, determines may contain environmentally hazardous substances;

(h)                                 any “goodwill,” as such term is defined in the instructions to the report of condition prepared by banks examined by the Corporation in accordance with 12 C.F.R. § 304.3, and other intangibles (other than intellectual property);

(i)                                     any criminal restitution or forfeiture orders issued in favor of the Failed Bank;

(j)                                    any and all prepaid fees or any other income as shown on the books and Records of the Failed Bank, but not taken into income as of the Bank Closing Date, associated with a line of business of the Failed Bank which is not assumed pursuant to this Agreement;

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(k)                                 assets essential to the Receiver in accordance with Section 3.6;

(l)                                     any banker’s bank stock, and the securities listed on the attached Schedule 3.5(l);

(m)                             reserved;

(n)                                 prepaid accounts associated with any contract or agreement that the Assuming Institution either does not directly assume pursuant to the terms of this Agreement nor has an option to assume under Section 4.8; and

(o)                                 except with respect to any Federal Home Loan Bank loans, any contract pursuant to which the Failed Bank provides mortgage servicing for others.

3.6.                            Retention or Repurchase of Assets Essential to Receiver.

(a)                                 The Receiver may refuse to sell to the Assuming Institution, or the Assuming Institution agrees, at the request of the Receiver set forth in a written notice to the Assuming Institution, to sell, assign, transfer, convey, and deliver to the Receiver, all of the Assuming Institution’s right, title and interest in and to, any Asset or asset essential to the Receiver as determined by the Receiver in its discretion (together with all Credit Documents evidencing or pertaining thereto), which may include any Asset or asset that the Receiver determines to be:

(i)                                     made to an officer, director, or other Person engaging in the affairs of the Failed Bank, its Subsidiaries or Affiliates or any related entities of any of the foregoing;

(ii)                                  the subject of any investigation relating to any claim with respect to any item described in Section 3.5(a) or (b), or the subject of, or potentially the subject of, any legal proceedings;

(iii)                               made to a Person who is an Obligor on a loan owned by the Receiver or the Corporation in its corporate capacity or its capacity as receiver of any institution;

(iv)                              secured by collateral which also secures any asset owned by the Receiver; or

(v)                                 related to any asset of the Failed Bank not purchased by the Assuming Institution under this Article III or any liability of the Failed Bank not assumed by the Assuming Institution under Article II.

(vi)                              Each such Asset or asset purchased by the Receiver shall be purchased at a price equal to the Repurchase Price thereof less the Related Liability Amount with respect to any Related Liabilities related to such Asset or asset, in each case determined as of the date of the notice provided by the Receiver pursuant to Section 3.6(a). The Receiver shall pay the Assuming Institution not later than the twentieth (20th) Business Day following receipt of related Credit Documents and Credit Files together with interest on such amount at the Settlement Interest Rate for the period from and including the date of receipt of such documents to and including the day preceding the day on which payment is made. The Assuming Institution agrees to administer and

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manage each such Asset or asset in accordance with usual and prudent banking standards and business practices until each such Asset or asset is purchased by the Receiver. All transfers with respect to Asset or assets under this Section 3.6 shall be made as provided in Section 9.6. The Assuming Institution shall transfer all such Assets or assets and Related Liabilities to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset or asset, as provided in Section 12.4.

3.7.                            Receiver’s Offer to Sell Withheld Loans. For the period of thirty (30) days commencing the day after the Bank Closing Date, the Receiver may sell, in its sole and absolute discretion, and the Assuming Institution, may purchase, in its sole and absolute discretion, at Book Value as of the Bank Closing Date, any Loans initially withheld from sale to the Assuming Institution pursuant to Sections 3.5 or 3.6 of this Agreement. Except for the sales price, Loans sold under this section will be treated as if initially sold under Section 3.1 of this Agreement, and will be subject to all relevant terms of this Agreement as similarly situated Loans sold and transferred pursuant to this Agreement, provided that, no Loan shall be a Shared-Loss Loan pursuant to the Shared-Loss Agreements if it does not meet the definition of Shared-Loss Loan in the applicable Shared-Loss Agreement. Payment for Loans sold under this Section 3.7 will be handled through the settlement process pursuant to Article VIII.

ARTICLE IV.                 ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS.

4.1.                            Continuation of Banking Business. For the period commencing on the first banking Business Day after the Bank Closing Date and ending on the first anniversary of the Bank Closing Date, the Assuming Institution will provide full service banking in the trade area of the Failed Bank. Thereafter, the Assuming Institution may cease providing such banking services in the trade area of the Failed Bank, provided the Assuming Institution has received all necessary regulatory approvals, including the approval of the Receiver and, if applicable, the Corporation. At the option of the Assuming Institution, such banking services may be provided at any or all of the Bank Premises, or at other premises within such trade area, as determined by the Receiver. The Assuming Institution may open, close or sell branches upon receipt of the necessary regulatory approvals, provided that the Assuming Institution or its successors continue to provide banking services in the trade area during the period specified in this Section 4.1. The Assuming Institution will pay to the Receiver, upon the sale of a branch or branches within the year following the date of this Agreement, fifty percent (50%) of any franchise premium in excess of the franchise premium paid by the Assuming Institution with respect to such branch or branches.

4.2.                            Credit Card Business. The Assuming Institution agrees to honor and perform, from and after the Bank Closing Date, all duties and obligations with respect to the Failed Bank’s credit card business (including issuer or merchant acquirer) debit card business, stored value and gift card business, and/or processing related to credit cards, if any, and assumes all extensions of credit or balances outstanding as of the Bank Closing Date with respect to these lines of business.

4.3.                            Safe Deposit Business. The Assuming Institution assumes and agrees to discharge, from and after the Bank Closing Date, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank with respect to all Safe Deposit Boxes, if any, of the Failed Bank and to maintain all of the necessary facilities for the use of such boxes by the renters thereof during the period for which such boxes have been rented and the rent therefor

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paid to the Failed Bank, subject to the provisions of the rental agreements between the Failed Bank and the respective renters of such boxes; provided, that the Assuming Institution may relocate the Safe Deposit Boxes of the Failed Bank to any office of the Assuming Institution located in the trade area of the branch of the Failed Bank in which such Safe Deposit Boxes were located, as determined by the Receiver. The Safe Deposit Boxes shall be located and maintained in such trade area for a minimum of one year from the Bank Closing Date.

4.4.                            Safekeeping Business. The Receiver transfers, conveys and delivers to the Assuming Institution and the Assuming Institution accepts all securities and other items, if any, held by the Failed Bank in safekeeping for its customers as of the Bank Closing Date. The Assuming Institution assumes and agrees to honor and discharge, from and after the Bank Closing Date, the duties and obligations of the Failed Bank with respect to such securities and items held in safekeeping. The Assuming Institution shall provide to the Receiver written verification of all assets held by the Failed Bank for safekeeping within sixty (60) days after the Bank Closing Date. The assets held for safekeeping by the Failed Bank shall be held and maintained by the Assuming Institution in the trade area of the Failed Bank for a minimum of one year from the Bank Closing Date. At the option of the Assuming Institution, the safekeeping business may be provided at any or all of the Bank Premises, or at other premises within such trade area, as determined by the Receiver. The Assuming Institution shall be entitled to all rights and benefits which accrue after the Bank Closing Date with respect to securities and other items held in safekeeping.

4.5.                            Trust Business.

(a)                                 Assuming Institution as Successor. The Assuming Institution shall, without further transfer, substitution, act or deed, to the full extent permitted by law, succeed to the rights, obligations, properties, assets, investments, deposits, agreements, and trusts of the Failed Bank under trusts, executorships, administrations, guardianships, and agencies, and other fiduciary or representative capacities, all to the same extent as though the Assuming Institution had assumed the same from the Failed Bank prior to the Bank Closing Date; provided, that any liability based on the misfeasance, malfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business is not assumed hereunder.

(b)                                 Wills and Appointments. The Assuming Institution shall, to the full extent permitted by law, succeed to, and be entitled to take and execute, the appointment to all executorships, trusteeships, guardianships and other fiduciary or representative capacities to which the Failed Bank is or may be named in wills, whenever probated, or to which the Failed Bank is or may be named or appointed by any other instrument.

(c)                                  Transfer of Trust Business. In the event additional proceedings of any kind are necessary to accomplish the transfer of such trust business, the Assuming Institution agrees that, at its own expense, it will take whatever action is necessary to accomplish such transfer. The Receiver agrees to use reasonable efforts to assist the Assuming Institution in accomplishing such transfer.

(d)                                 Verification of Assets. The Assuming Institution shall provide to the Receiver written verification of the assets held in connection with the Failed Bank’s trust business within sixty (60) days after the Bank Closing Date.

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4.6.                            Bank Premises.

(a)                                 Option to Purchase. Subject to Section 3.5, the Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after the Bank Closing Date to purchase any or all owned Bank Premises, including all Fixtures, Furniture and Equipment located on the Bank Premises. The Assuming Institution shall give written notice to the Receiver within the option period of its election to purchase or not to purchase any of the owned Bank Premises. Any purchase of such premises shall be effective as of the date of the Bank Closing Date and such purchase shall be consummated as soon as practicable thereafter, and in no event later than the Settlement Date. If the Assuming Institution gives notice of its election not to purchase one or more of the owned Bank Premises within seven (7) days of the Bank Closing Date, then, notwithstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with Fair Market Value appraisals for such Bank Premises and associated Fixtures, Furniture and Equipment.

(b)                                 Option to Lease. The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after the Bank Closing Date to cause the Receiver to assign to the Assuming Institution any or all leases for leased Bank Premises, if any, which have been continuously occupied by the Assuming Institution from the Bank Closing Date to the date it elects to accept an assignment of the leases with respect thereto to the extent such leases can be assigned; provided that the exercise of this option with respect to any lease must be as to all premises or other property subject to the lease. The Assuming Institution shall give notice to the Receiver within the option period of its election to accept or not to accept an assignment of any or all leases (or enter into new leases in lieu thereof). The Assuming Institution agrees to assume all leases assigned (or enter into new leases in lieu thereof) pursuant to this Section 4.6. If the Assuming Institution gives notice of its election not to accept an assignment of a lease for one or more of the leased Bank Premises within seven (7) days of the Bank Closing Date, then, notwithstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with Fair Market Value appraisals for the Fixtures, Furniture and Equipment located on such leased Bank Premises.

(c)                                  Facilitation. The Receiver agrees to facilitate the assumption, assignment or sublease of leases or the negotiation of new leases by the Assuming Institution; provided that neither the Receiver nor the Corporation shall be obligated to engage in litigation, make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation or commit to any other obligations to third parties.

(d)                                 Occupancy. The Assuming Institution shall give the Receiver fifteen (15) days prior written notice of its intention to vacate prior to vacating any leased Bank Premises with respect to which the Assuming Institution has not exercised the option provided in Section 4.6(b). Any such notice shall be deemed to terminate the Assuming Institution’s option with respect to such leased Bank Premises.

(e)                                  Occupancy Costs.

(i)                                     The Assuming Institution agrees to pay to the Receiver, or to appropriate third parties at the direction of the Receiver, during and for the period of any

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occupancy by it of (x) owned Bank Premises the market rental value, as determined by the appraiser selected in accordance with the definition of Fair Market Value, and all operating costs, and (y) leased Bank Premises, all operating costs with respect thereto and to comply with all relevant terms of applicable leases entered into by the Failed Bank, including without limitation the timely payment of all rent. Operating costs include, without limitation all taxes, fees, charges, maintenance, utilities, insurance and assessments, to the extent not included in the rental value or rent. If the Assuming Institution elects to purchase any owned Bank Premises in accordance with Section 4.6(a), the amount of any rent paid (and taxes paid to the Receiver which have not been paid to the taxing authority and for which the Assuming Institution assumes liability) by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(ii)                                  The Assuming Institution agrees during the period of occupancy by it of owned or leased Bank Premises, to pay to the Receiver rent for the use of all owned or leased Furniture and Equipment and all owned or leased Fixtures located on such Bank Premises for the period of such occupancy. Rent for such property owned by the Failed Bank shall be the market rental value thereof, as determined by the Receiver within sixty (60) days after the Bank Closing Date. Rent for such leased property shall be an amount equal to any and all rent and other amounts which the Receiver incurs or accrues as an obligation or is obligated to pay for such period of occupancy pursuant to all leases and contracts with respect to such property. If the Assuming Institution purchases any owned Furniture and Equipment or owned Fixtures in accordance with Section 4.6(f) or 4.6(h), the amount of any rents paid by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(f)                                   Certain Requirements as to Fixtures, Furniture and Equipment. If the Assuming Institution purchases owned Bank Premises or accepts an assignment of the lease (or enters into a sublease or a new lease in lieu thereof) for leased Bank Premises as provided in Section 4.6(a) or 4.6(b), or if the Assuming Institution does not exercise such option but within twelve (12) months following the Bank Closing Date obtains the right to occupy such premises (whether by assignment, lease, sublease, purchase or otherwise), other than in accordance with Section 4.6(a) or 4.6(b), the Assuming Institution shall (i) effective as of the Bank Closing Date, purchase from the Receiver all Fixtures, Furniture and Equipment owned by the Failed Bank at Fair Market Value and located thereon as of the Bank Closing Date, (ii) accept an assignment or a sublease of the leases or negotiate new leases for all Fixtures, Furniture and Equipment leased by the Failed Bank and located thereon, and (iii) if applicable, accept an assignment or a sublease of any ground lease or negotiate a new ground lease with respect to any land on which such Bank Premises are located; provided that the Receiver shall not have disposed of such Fixtures, Furniture and Equipment or repudiated the leases referred to in clause (ii) or (iii).

(g)                                  Vacating Premises.

(i)                                     If the Assuming Institution elects not to purchase any owned Bank Premises, the notice of such election in accordance with Section 4.6(a) shall specify the date upon which the Assuming Institution’s occupancy of such premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. The Assuming Institution shall be responsible for promptly relinquishing and releasing to the Receiver such premises and

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the Fixtures, Furniture and Equipment located thereon which existed at the time of the Bank Closing Date, in the same condition as at the Bank Closing Date and at the premises where they were inventoried at the Bank Closing Date, normal wear and tear excepted. Any of the aforementioned which is missing will be charged to the Assuming Institution at the item’s Fair Market Value as determined in accordance with this Agreement. By occupying any such premises after the expiration of such ninety (90)-day period, the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have agreed to purchase such Bank Premises, and to assume all leases, obligations and liabilities with respect to leased Furniture and Equipment and leased Fixtures located thereon and any ground lease with respect to the land on which such premises are located, and (y) be required to purchase all Fixtures, Furniture and Equipment owned by the Failed Bank and located on such premises as of the Bank Closing Date.

(ii)                                  If the Assuming Institution elects not to accept an assignment of the lease or sublease any leased Bank Premises, the notice of such election in accordance with Section 4.6(b) shall specify the date upon which the Assuming Institution’s occupancy of such leased Bank Premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. Upon vacating such premises, the Assuming Institution shall be liable for relinquishing and releasing to the Receiver such premises and the Fixtures and the Furniture and Equipment located thereon which existed at the time of the Bank Closing Date, in the same condition as at the Bank Closing Date, and at the premises where they were inventoried at Bank closing, normal wear and tear excepted. Any of the aforementioned which is missing will be charged to the Assuming Institution at the item’s Fair Market Value as determined in accordance with this Agreement. By failing to provide notice of its intention to vacate such premises prior to the expiration of the option period specified in Section 4.6(b), or by occupying such premises after the ninety (90)-day period specified above in this Section 4.6(g)(ii), the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have assumed all leases, obligations and liabilities with respect to such premises (including any ground lease with respect to the land on which premises are located), and leased Furniture and Equipment and leased Fixtures located thereon in accordance with this Section 4.6 (unless the Receiver previously repudiated any such lease), and (y) be required to purchase all Fixtures, Furniture and Equipment owned by the Failed Bank at Fair Market Value and located on such premises as of the Bank Closing Date.

(h)                                 Furniture and Equipment and Certain Other Equipment. The Receiver hereby grants to the Assuming Institution an option to purchase all Furniture and Equipment owned by the Failed Bank at Fair Market Value and located at any leased or owned Bank Premises that the Assuming Institution elects to vacate or which it could have, but did not occupy, pursuant to this Section 4.6; provided that, the Assuming Institution shall give the Receiver notice of its election to purchase such property at the time it gives notice of its intention to vacate such Bank Premises or within ten (10) days after the Bank Closing Date for Bank Premises it could have, but did not, occupy.

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(i)                                     Option to Put Bank Premises and Related Fixtures, Furniture and Equipment.

(i)                                     For a period of ninety (90) days following the Bank Closing Date, the Assuming Institution shall be entitled to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary and the purchase price paid by the Receiver shall be the Fair Market Value of the Bank Premises.

(ii)                                  If the Assuming Institution elects to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary, the Assuming Institution shall also have the option, exercisable within the same ninety (90) day time period, to require the Receiver to purchase any Fixtures, Furniture and Equipment that is owned, directly or indirectly, by an Acquired Subsidiary which is located on such Bank Premises and was utilized by the Failed Bank for banking purposes. The purchase price paid by the Receiver shall be the Fair Market Value of the Fixtures, Furniture and Equipment purchased.

(iii)                               In the event the Assuming Institution elects to exercise its options under this Section 4.6(i), the Assuming Institution shall pay to the Receiver occupancy costs in accordance with Section 4.6(e) and shall vacate the Bank Premises in accordance with Section 4.6(g)(i).

(iv)                              Regardless of whether the Assuming Institution exercises any of its options under this Section 4.6(i), the purchase price for the Acquired Subsidiary shall be adjusted by the difference between the Fair Market Value of the Bank Premises and Fixtures, Furniture and Equipment utilized by the Failed Bank for banking purposes and their respective Book Value as reflected of the books and records of the Acquired Subsidiary. Such adjustment shall be made in accordance with Article VIII of this Agreement.

4.7.                            Agreement with Respect to Leased Data Management Equipment.

(a)                                 Option. The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to accept an assignment from the Receiver of all Leased Data Management Equipment.

(b)                                 Notices Regarding Leased Data Management Equipment. The Assuming Institution shall (i) give written notice to the Receiver within the option period specified in Section 4.7(a) of its intent to accept or decline an assignment or sublease of all Leased Data Management Equipment and promptly accept an assignment or sublease of such Leased Data Management Equipment, and (ii) give written notice to the appropriate lessor(s) that it has accepted an assignment or sublease of any such Leased Data Management Equipment that is subject to a lease.

(c)                                  Facilitation by Receiver. The Receiver agrees to facilitate the assignment or sublease of Leased Data Management Equipment or the negotiation of new leases or license agreements by the Assuming Institution; provided, that neither the Receiver nor the Corporation shall be obligated to engage in litigation, make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation or commit to any other obligations to third parties.

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(d)                                 Operating Costs. The Assuming Institution agrees, during its period of use of any Leased Data Management Equipment, to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of any existing Leased Data Management Equipment leases entered into by the Failed Bank, including without limitation the timely payment of all rent, taxes, fees, charges, maintenance, utilities, insurance and assessments.

(e)                                  Assuming Institution’s Obligation. The Assuming Institution shall, not later than fifty (50) days after giving the notice provided in Section 4.7(b), (i) relinquish and release to the Receiver or, at the direction of the Receiver, to a third party, all Leased Data Management Equipment, in the same condition as at Bank Closing, normal wear and tear excepted, or (ii) accept an assignment or a sublease of any existing Leased Data Management lease or negotiate a new lease or license agreement under this Section 4.7 with respect to Leased Data Management Equipment.

(f)                                   Data Removal. The Assuming Institution shall, prior to returning any Leased Data Management Equipment, and unless otherwise requested by the Receiver, (i) remove all data from the Leased Data Management Equipment and (ii) provide a written statement to the Receiver that all data has been removed in a manner that renders it unrecoverable.

4.8.                            Certain Existing Agreements.

(a)                                 Assumption of Agreements. Subject to the provisions of Section 4.8(b), with respect to agreements existing as of the Bank Closing Date which provide for the rendering of services by or to the Failed Bank, within thirty (30) days after the Bank Closing Date, the Assuming Institution shall give the Receiver written notice specifying whether it elects to assume or not to assume each such agreement. Except as may be otherwise provided in this Article IV, the Assuming Institution agrees to comply with the terms of each such agreement for a period commencing on the day after the Bank Closing Date and ending on: (i) in the case of an agreement that provides for the rendering of services by the Failed Bank, the date which is ninety (90) days after the Bank Closing Date, and (ii) in the case of an agreement that provides for the rendering of services to the Failed Bank, the date which is thirty (30) days after the Assuming Institution has given notice to the Receiver of its election not to assume such agreement; provided that the Receiver can reasonably make such service agreements available to the Assuming Institution. The Assuming Institution shall be deemed by the Receiver to have assumed agreements for which no notification is timely given. The Receiver agrees to assign, transfer, convey and deliver to the Assuming Institution all right, title and interest of the Receiver, if any, in and to agreements the Assuming Institution assumes hereunder. In the event the Assuming Institution elects not to accept an assignment of any lease (or sublease) or negotiate a new lease for leased Bank Premises under Section 4.6 and does not otherwise occupy such premises, the provisions of this Section 4.8(a) shall not apply to service agreements related to such premises. The Assuming Institution agrees, during the period it has the use or benefit of any such agreement, promptly to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of such agreement.

(b)                                 Excluded Agreements. The provisions of Section 4.8(a) regarding the Assuming Institution’s election to assume or not assume certain agreements shall not apply to (i) agreements pursuant to which the Failed Bank provides mortgage servicing for others or

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mortgage servicing is provided to the Failed Bank by others, (ii) agreements that are subject to Sections 4.1 through 4.7 and any insurance policy or bond referred to in Section 3.5(a) or other agreement specified in Section 3.5 and (iii) consulting, management or employment agreements, if any, between the Failed Bank and its employees or other Persons. Except as otherwise expressly set forth elsewhere in this Agreement, the Assuming Institution does not assume any liabilities or acquire any rights under any of the agreements described in this Section 4.8(b).

4.9.                            Informational Tax Reporting. The Assuming Institution agrees to perform all obligations of the Failed Bank with respect to Federal and State income tax informational reporting related to (i) the Assets and the Liabilities Assumed, (ii) deposit accounts that were closed and loans that were paid off or collateral obtained with respect thereto prior to the Bank Closing Date, (iii) miscellaneous payments made to vendors of the Failed Bank, and (iv) any other asset or liability of the Failed Bank, including, without limitation, loans not purchased and Deposits not assumed by the Assuming Institution, as may be required by the Receiver.

4.10.                     Insurance.

(a)                                 Assuming Institution to Insure. The Assuming Institution will obtain and maintain insurance coverage acceptable to the Receiver (including public liability, fire, and extended coverage insurance) naming the Assuming Institution as the insured and the Receiver as additional insured, effective from and after the Bank Closing Date, with respect to all (i) Bank Premises that the Assuming Institution occupies, and (ii) Fixtures, Furniture and Equipment and Leased Data Management Equipment located on those Bank Premises.

(b)                                 Rights of Receiver. If the Assuming Institution at any time from or after Bank Closing Date fails to (i) obtain or maintain any of the insurance policies required by Section 4.10(a), (ii) pay any premium in whole or in part related to those insurance policies, or (iii) provide evidence of those insurance policies acceptable to the Receiver, then the Receiver may in its sole and absolute discretion, without notice, and without waiving or releasing any obligation or liability of the Assuming Institution, obtain and maintain insurance policies, pay insurance premiums and take any other actions with respect to the insurance coverage as the Receiver deem advisable. The Assuming Institution will reimburse the Receiver for all sums disbursed in connection with this Section 4.10(b).

4.11.                     Office Space for Receiver and Corporation; Certain Payments.

(a)                                 FDIC Office Space. For the period commencing on the day following the Bank Closing Date and ending on the one hundred eightieth (180th) day following the Bank Closing Date, the Assuming Institution will provide to the Receiver and the Corporation, without charge, adequate and suitable office space (including parking facilities and vault space), furniture, equipment (including photocopying and telecopying machines), email accounts, network access and technology resources (such as shared drive), and utilities (including local telephone service and fax machines) (collectively, “FDIC Office Space”) at the Bank Premises occupied by the Assuming Institution for the Receiver and the Corporation to use in the discharge of their respective functions with respect to the Failed Bank.

(b)                                 Receiver’s Right to Extend. Upon written notice by the Receiver or the Corporation, for the period commencing on the one hundred eighty first (181st) day following the Bank Closing Date and ending no later than the three hundred and sixty-fifth (365th) day following the Bank Closing Date, the Assuming Institution will continue to provide to the

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Receiver and the Corporation FDIC Office Space at the Bank Premises. During the period from the 181st day following the Bank Closing Date until the day the FDIC and the Corporation vacate FDIC Office Space, the Receiver and the Corporation will pay to the Assuming Institution their respective pro rata share (based on square footage occupied) of (A) the market rental value for the applicable owned Bank Premises or (B) actual rent paid for applicable leased Bank Premises.

(c)                                  Receiver’s Relocation Right. If the Receiver or the Corporation determine that the space provided by the Assuming Institution is inadequate or unsuitable, the Receiver and the Corporation may relocate to other quarters having adequate and suitable FDIC Office Space and the costs of relocation and any rental and utility costs for the balance of the period of occupancy by the Receiver and the Corporation shall be borne by the Assuming Institution.

(d)                                 Expenditures. The Assuming Institution will pay such bills and invoices on behalf of the Receiver and the Corporation as the Receiver or the Corporation may direct for the period beginning on the date of the Bank Closing Date and ending on Settlement Date. The Assuming Institution shall submit its requests for reimbursement of such expenditures pursuant to Article VIII of this Agreement.

4.12.                     Continuation of Group Health Plan Coverage for Former Employees of the Failed Bank.

(a)                                 Continuation Coverage. The Assuming Institution agrees to assist the Receiver, as provided in this Section 4.12, in offering individuals who were employees or former employees of the Failed Bank, or any of its Subsidiaries, and who, immediately prior to the Bank Closing Date, were receiving, or were eligible to receive, health insurance coverage or health insurance continuation coverage from the Failed Bank (“Eligible Individuals”), the opportunity to obtain health insurance coverage in the Corporation’s Federal Insurance Administration Continuation Coverage Plan which provides for health insurance continuation coverage to such Eligible Individuals and other persons who are qualified beneficiaries of the Failed Bank (“Qualified Beneficiaries”) as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) § 607, 29 U.S.C. § 1167. The Assuming Institution shall consult with the Receiver and not later than five (5) Business Days after the Bank Closing Date shall provide written notice to the Receiver of the number (if available), identity (if available) and addresses (if available) of the Eligible Individuals who are Qualified Beneficiaries of the Failed Bank and for whom a “qualifying event” (as defined in ERISA § 603, 29 U.S.C. § 1163) has occurred and with respect to whom the Failed Bank’s obligations under Part 6 of Subtitle B of Title I of ERISA, 29 U.S.C. §§ 1161-1169 have not been satisfied in full, and such other information as the Receiver may reasonably require. The Receiver shall cooperate with the Assuming Institution in order to permit it to prepare such notice and shall provide to the Assuming Institution such data in its possession as may be reasonably required for purposes of preparing such notice.

(b)                                 Qualified Beneficiaries; Expenses. The Assuming Institution shall take such further action to assist the Receiver in offering the Eligible Individuals who are Qualified Beneficiaries of the Failed Bank the opportunity to obtain health insurance coverage in the Corporation’s Federal Insurance Administration Continuation Coverage Plan as the Receiver may direct. All expenses incurred and paid by the Assuming Institution (i) in connection with the obligations of the Assuming Institution under this Section 4.12, and (ii) in providing health insurance continuation coverage to any Eligible Individuals who are hired by the Assuming

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Institution and such employees’ Qualified Beneficiaries shall be borne by the Assuming Institution.

(c)                                  Employee List. No later than five (5) Business Days after the Bank Closing Date, the Assuming Institution shall provide the Receiver with a list of all Failed Bank employees the Assuming Institution will not hire. Unless otherwise agreed, the Assuming Institution shall pay all salaries and payroll costs for all Failed Bank employees until the list is provided to the Receiver. The Assuming Institution shall be responsible for all costs and expenses (i.e., salary, benefits, etc.) associated with all other employees not on that list from and after the date of delivery of the list to the Receiver. The Assuming Institution shall offer to the Failed Bank employees it retains employment benefits comparable to those the Assuming Institution, offers its current employees.

(d)                                 No Third Party Beneficiaries. This Section 4.12 is for the sole and exclusive benefit of the parties to this Agreement, and for the benefit of no other Person (including any former employee of the Failed Bank or any Subsidiary thereof, Eligible Individual or Qualified Beneficiary of such former employee). Nothing in this Section 4.12 is intended by the parties, or shall be construed, to give any Person (including any former employee of the Failed Bank or any Subsidiary thereof, Eligible Individual or Qualified Beneficiary of such former employee) other than the Corporation, the Receiver and the Assuming Institution, any legal or equitable right, remedy or claim under or with respect to the provisions of this Section 4.12.

4.13.                     Interim Asset Servicing. At any time after the Bank Closing Date, the Receiver may establish on its books an asset pool(s) and may transfer to such asset pool(s) (by means of accounting entries on the books of the Receiver) all or any assets and liabilities of the Failed Bank which are not acquired by the Assuming Institution, including, without limitation, wholly unfunded Commitments and assets and liabilities which may be acquired, funded or originated by the Receiver subsequent to the Bank Closing Date. The Receiver may remove assets (and liabilities) from or add assets (and liabilities) to such pool(s) at any time in its discretion. At the option of the Receiver, the Assuming Institution agrees to service, administer and collect such pool assets in accordance with, and for the term set forth in, Exhibit 4.13.

4.14.                     [RESERVED]

4.15.                     Loss Sharing. This Agreement includes a Single Family Shared-Loss Agreement attached hereto as Exhibit 4.15A and a Commercial Shared-Loss Agreement attached hereto as Exhibit 4.15B. The Assuming Institution shall be entitled to require reimbursement from the Receiver for shared losses, and shall share recoveries, on certain loans and assets in accordance with the Shared-Loss Agreements.

ARTICLE V.                      DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK.

5.1.                            Payment of Checks, Drafts, Orders and Deposits. Subject to Section 9.5, the Assuming Institution agrees to pay all properly drawn checks, drafts, withdrawal orders and Assumed Deposits of depositors of the Failed Bank presented for payment, whether drawn on the check or draft forms provided by the Failed Bank or by the Assuming Institution, to the extent that the Deposit balances to the credit of the respective makers or drawers assumed by the Assuming Institution under this Agreement are sufficient to permit the payment thereof, and in all other respects to discharge, in the usual course of conducting a banking business, the duties

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and obligations of the Failed Bank with respect to the Deposit balances due and owing to the depositors of the Failed Bank assumed by the Assuming Institution under this Agreement.

5.2.                            Certain Agreements Related to Deposits. Except as may be modified pursuant to Section 2.2, the Assuming Institution agrees to honor the terms and conditions of any written escrow or mortgage servicing agreement or other similar agreement relating to a Deposit liability assumed by the Assuming Institution pursuant to this Agreement.

5.3.                            Notice to Depositors.

(a)                                 Assumption of Deposits. Within seven (7) days after the Bank Closing Date, the Assuming Institution shall give notice by mail to each depositor of the Failed Bank of (i) the assumption of the Deposit liabilities of the Failed Bank, and (ii) the procedures to claim Deposits (the Receiver shall provide item (ii) to Assuming Institution). The Assuming Institution shall also publish notice of its assumption of the Deposit liabilities of the Failed Bank in a newspaper of general circulation in the county or counties in which the Failed Bank was located.

(b)                                 Notice to Depositors. Within seven (7) days after the Bank Closing Date, the Assuming Institution shall give notices by mail to each depositor of the Failed Bank, as required under Section 2.2.

(c)                                  Fee Schedule. If the Assuming Institution proposes to charge fees different from those fees formerly charged by the Failed Bank, the Assuming Institution shall include its fee schedule in its mailed notice.

(d)                                 Approval of Notices and Publications. The Assuming Institution shall obtain approval of all notices and publications required by this Section 5.3 from counsel for the Receiver prior to mailing or publication.

ARTICLE VI.                 RECORDS.

6.1.                            Transfer of Records. In accordance with Sections 2.1 and 3.1, the Receiver assigns, transfers, conveys and delivers to the Assuming Institution, whether located on Bank Premises occupied or not occupied by the Assuming Institution or at any other location, any and all Records of the Failed Bank, other than the following:

(a)                                 Records pertaining to former employees of the Failed Bank who were no longer employed by the Failed Bank as of the Bank Closing Date and Records pertaining to employees of the Failed Bank who were employed by the Failed Bank as of the Bank Closing Date and for whom the Receiver is unable to obtain a waiver to release such Records to the Assuming Institution;

(b)                                 Records pertaining to (i) any asset or liability of the Failed Bank retained by the Receiver, or (ii) any asset of the Failed Bank acquired by the Receiver pursuant to this Agreement; and

(c)                                  any other Records as determined by the Receiver.

6.2.                            Transfer of Assigned Records. The Receiver shall transfer to the Assuming Institution all Records described in Section 6.1 as soon as practicable on or after the date of this Agreement.

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6.3.                            Preservation of Records.

(a)                                 Assuming Institution Records Retention. The Assuming Institution agrees that it will preserve and maintain for the joint benefit of the Receiver, the Corporation and the Assuming Institution, all Records of which it has custody. The Assuming Institution shall have the primary responsibility to respond to subpoenas, discovery requests, and other similar official inquiries and customer requests for lien releases with respect to the Records of which it has custody. With respect to its obligations under this Section 6.3 regarding Electronically Stored Information, the Assuming Institution will complete the Data Retention Catalog attached hereto as Schedule 6.3 and submit it to the Receiver within thirty (30) days following the Bank Closing Date.

(b)                                 Destruction of Certain Records. With regard to all Records of which it has custody which are at least ten (10) years old as of the date of the appointment of the Receiver, the Assuming Institution agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to DRR– Records Manager, CServiceFDICDAL@FDIC.gov.

(c)                                  Destruction of Records After Six Years. With regard to all Records of which it has custody which have been maintained in the custody of the Assuming Institution after six (6) years from the date of the appointment of the Receiver, the Assuming Institution agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to DRR– Records Manager, CServiceFDICDAL@FDIC.gov.

6.4.                            Access to Records; Copies. The Assuming Institution agrees to permit the Receiver and the Corporation access to all Records of which the Assuming Institution has custody, and to use, inspect, make extracts from or request copies of any such Records in the manner and to the extent requested, and to duplicate, in the discretion of the Receiver or the Corporation, any Record pertaining to Deposit account relationships; provided that in the event that the Failed Bank maintained one or more duplicate copies of such Records, the Assuming Institution hereby assigns, transfers, and conveys to the Corporation one such duplicate copy of each such Record without cost to the Corporation, and agrees to deliver to the Corporation all Records assigned and transferred to the Corporation under this Article VI as soon as practicable on or after the date of this Agreement. The party requesting a copy of any Record shall bear the cost (based on standard accepted industry charges to the extent applicable, as determined by the Receiver) for providing such duplicate Records. A copy of each Record requested shall be provided as soon as practicable by the party having custody thereof.

6.5.                            Right of Receiver or Corporation to Audit. The Receiver or the Corporation, their respective agents, contractors and employees, may (but are not required to) perform an audit to determine the Assuming Institution’s compliance with this Agreement at any time, by providing not less than ten (10) Business Days prior notice. The scope and duration of any such audit shall be at the discretion of the Receiver or the Corporation, as the case may be. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments, payments and withholdings as may be necessary to give retroactive effect to such corrections.

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ARTICLE VII.            BID; INITIAL PAYMENT.

The Assuming Institution has submitted to the Receiver a Deposit premium bid of 0.25% and an Asset (discount) bid of $(46,430,000) (the “Bid Amount”). The Deposit premium bid will be applied to the total of all Assumed Deposits except for brokered, CDARS®, and any market place or similar subscription services Deposits as reflected on Schedule 7. On the Payment Date, the Assuming Institution will pay to the Corporation, or the Corporation will pay to the Assuming Institution, as the case may be, the Initial Payment, together with interest on such amount (if the Payment Date is not the day following the Bank Closing Date) from and including the day following the Bank Closing Date to and including the day preceding the Payment Date at the Settlement Interest Rate.

ARTICLE VIII.       ADJUSTMENTS.

8.1.                            Pro Forma Statement. The Receiver, as soon as practicable after the Bank Closing Date, in accordance with the best information then available, shall provide to the Assuming Institution a Pro Forma statement reflecting any adjustments of such liabilities and assets as may be necessary. Such Pro Forma statement shall take into account, to the extent possible, (a) liabilities and assets of a nature similar to those contemplated by Section 2.1 or Section 3.1, respectively, which on the Bank Closing Date were carried in the Failed Bank’s suspense accounts, (b) accruals as of the Bank Closing Date for all income related to the assets and business of the Failed Bank acquired by the Assuming Institution hereunder, whether or not such accruals were reflected on the Failed Bank Records in the normal course of its operations, and (c) adjustments to determine the Book Value of any investment in an Acquired Subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting, whether or not the Failed Bank used the equity method of accounting for investments in subsidiaries, except that the resulting amount cannot be less than the Acquired Subsidiary’s recorded equity as of the Bank Closing Date as reflected on the Failed Bank Records of the Acquired Subsidiary. Any Loan purchased by the Assuming Institution pursuant to Section 3.1 which the Failed Bank charged off during the period beginning the day after the Bid Valuation Date to the date of the Bank Closing Date shall be deemed not to be charged off for the purposes of the Pro Forma statement, and the purchase price shall be determined pursuant to Section 3.2.

8.2.                            Correction of Errors and Omissions; Other Liabilities.

(a)                                 Adjustments to Correct Errors. In the event any bookkeeping omissions or errors are discovered in preparing any Pro Forma statement or in completing the transfers and assumptions contemplated hereby, the parties hereto agree to correct such errors and omissions, it being understood that, as far as practicable, all adjustments will be made consistent with the judgments, methods, policies or accounting principles utilized by the Failed Bank in preparing and maintaining Failed Bank Records, except that adjustments made pursuant to this Section 8.2(a) are not intended to bring the Failed Bank Records into accordance with generally accepted accounting principles.

(b)                                 Receiver’s Rights Regarding Other Liabilities. If the Receiver discovers at any time subsequent to the date of this Agreement that any claim exists against the Failed Bank which is of such a nature that it would have been included in the liabilities assumed under Article II had the existence of such claim or the facts giving rise thereto been known as of the Bank Closing Date, the Receiver may, in its discretion, at any time, require that such claim be

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assumed by the Assuming Institution in a manner consistent with the intent of this Agreement. The Receiver will make appropriate adjustments to the Pro Forma statement provided by the Receiver to the Assuming Institution pursuant to Section 8.1 as may be necessary.

8.3.                            Payments. The Receiver agrees to cause to be paid to the Assuming Institution, or the Assuming Institution agrees to pay to the Receiver, as the case may be, on the Settlement Date, a payment in an amount which reflects net adjustments (including any costs, expenses and fees associated with determinations of value as provided in this Agreement) made pursuant to Section 8.1 or Section 8.2, plus interest as provided in Section 8.4. The Receiver and the Assuming Institution agree to effect on the Settlement Date any further transfer of assets to or assumption of liabilities or claims by the Assuming Institution as may be necessary in accordance with Section 8.1 or Section 8.2.

8.4.                            Interest. Any amounts paid under Section 8.3 or Section 8.5 shall bear interest for the period from and including the day following the Bank Closing Date to and including the day preceding the payment at the Settlement Interest Rate.

8.5.                            Subsequent Adjustments. In the event that the Assuming Institution or the Receiver discovers any errors or omissions as contemplated by Section 8.2 or any error with respect to the payment made under Section 8.3 after the Settlement Date, the Assuming Institution and the Receiver agree to promptly correct any such errors or omissions, make any payments and effect any transfers or assumptions as may be necessary to reflect any such correction plus interest as provided in Section 8.4.

ARTICLE IX.                CONTINUING COOPERATION.

9.1.                            General Matters. The parties hereto will, in good faith and with their best efforts, cooperate with each other to carry out the transactions contemplated by this Agreement and to effect the purposes hereof.

9.2.                            Additional Title Documents. The Receiver, the Corporation and the Assuming Institution each shall, at any time, and from time to time, upon the request of any party hereto, execute and deliver such additional instruments and documents of conveyance as shall be reasonably necessary to vest in the appropriate party its full legal or equitable title in and to the property transferred pursuant to this Agreement or to be transferred in accordance herewith. The Assuming Institution shall prepare such instruments and documents of conveyance (in form and substance satisfactory to the Receiver) as shall be necessary to vest title to the Assets in the Assuming Institution. The Assuming Institution shall be responsible for recording such instruments and documents of conveyance at its own expense.

9.3.                            Claims and Suits.

(a)                                 Defense and Settlement. The Receiver shall have the right, in its discretion, to (i) defend or settle any claim or suit against the Assuming Institution with respect to which the Receiver has indemnified the Assuming Institution in the same manner and to the same extent as provided in Article XII, and (ii) defend or settle any claim or suit against the Assuming Institution with respect to any Liability Assumed, which claim or suit may result in a loss to the Receiver arising out of or related to this Agreement, or which existed against the Failed Bank on or before the Bank Closing Date. The exercise by the Receiver of any rights

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under this Section 9.3(a) shall not release the Assuming Institution with respect to any of its obligations under this Agreement.

(b)                                 Removal of Actions. In the event any action at law or in equity shall be instituted by any Person against the Receiver and the Corporation as codefendants with respect to any asset of the Failed Bank retained or acquired pursuant to this Agreement by the Receiver, the Receiver agrees, at the request of the Corporation, to join with the Corporation in a petition to remove the action to the United States District Court for the proper district. The Receiver agrees to institute, with or without joinder of the Corporation as co-plaintiff, any action with respect to any such retained or acquired asset or any matter connected therewith whenever notice requiring such action shall be given by the Corporation to the Receiver.

9.4.                            Payment of Deposits. In the event any depositor does not accept the obligation of the Assuming Institution to pay any Deposit liability of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement and asserts a claim against the Receiver for all or any portion of any such Deposit liability, the Assuming Institution agrees on demand to provide to the Receiver funds sufficient to pay such claim in an amount not in excess of the Deposit liability reflected on the books of the Assuming Institution at the time such claim is made. Upon payment by the Assuming Institution to the Receiver of such amount, the Assuming Institution shall be discharged from any further obligation under this Agreement to pay to any such depositor the amount of such Deposit liability paid to the Receiver.

9.5.                            Withheld Payments. At any time, the Receiver or the Corporation may, in its discretion, determine that all or any portion of any deposit balance assumed by the Assuming Institution pursuant to this Agreement does not constitute a “Deposit” (or otherwise, in its discretion, determine that it is the best interest of the Receiver or Corporation to withhold all or any portion of any deposit), and may direct the Assuming Institution to withhold payment of all or any portion of any such deposit balance. Upon such direction, the Assuming Institution agrees to hold such deposit and not to make any payment of such deposit balance to or on behalf of the depositor, or to itself, whether by way of transfer, set-off or otherwise. The Assuming Institution agrees to maintain the “withheld payment” status of any such deposit balance until directed in writing by the Receiver or the Corporation as to its disposition. At the direction of the Receiver or the Corporation, the Assuming Institution shall return all or any portion of such deposit balance to the Receiver or the Corporation, as appropriate, and thereupon the Assuming Institution shall be discharged from any further liability to such depositor with respect to such returned deposit balance. If such deposit balance has been paid to the depositor prior to a demand for return by the Corporation or the Receiver, and payment of such deposit balance had not been previously withheld pursuant to this Section 9.5, the Assuming Institution shall not be obligated to return such deposit balance to the Receiver or the Corporation. The Assuming Institution shall be obligated to reimburse the Corporation or the Receiver, as the case may be, for the amount of any deposit balance or portion thereof paid by the Assuming Institution in contravention of any previous direction to withhold payment of such deposit balance or return such deposit balance the payment of which was withheld pursuant to this Section 9.5.

9.6.                            Proceedings with Respect to Certain Assets and Liabilities.

(a)                                 Cooperation by Assuming Institution. In connection with any investigation, proceeding or other matter with respect to any asset or liability of the Failed Bank retained by the Receiver, or any asset of the Failed Bank acquired by the Receiver pursuant to

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this Agreement, the Assuming Institution shall cooperate to the extent reasonably required by the Receiver.

(b)                                 Access to Records. In addition to its obligations under Section 6.4, the Assuming Institution shall provide representatives of the Receiver access at reasonable times and locations without other limitation or qualification to (i) its directors, officers, employees and agents and those of the Acquired Subsidiaries, and (ii) its books and Records, the books and Records of such Acquired Subsidiaries and all Credit Files, and copies thereof. Copies of books, Records and Credit Files shall be provided by the Assuming Institution as requested by the Receiver and the costs of duplication thereof shall be borne by the Receiver.

(c)                                  Loan Documents. Not later than ten (10) days after the Put Notice pursuant to Section 3.4 or the date of the notice of transfer of any Loan by the Assuming Institution to the Receiver pursuant to Section 3.6, the Assuming Institution shall deliver to the Receiver such documents with respect to such Loan as the Receiver may request, including without limitation the following: (i) all related Credit Documents (other than certificates, notices and other ancillary documents), (ii) a certificate setting forth the principal amount on the date of the transfer and the amount of interest, fees and other charges then accrued and unpaid thereon, and any restrictions on transfer to which any such Loan is subject, and (iii) all Credit Files, and all documents, microfiche, microfilm and computer records (including but not limited to magnetic tape, disc storage, card forms and printed copy) maintained by, owned by, or in the possession of the Assuming Institution or any Affiliate of the Assuming Institution relating to the transferred Loan.

9.7.                            Information. The Assuming Institution promptly shall provide to the Corporation such other information, including financial statements and computations, relating to the performance of the provisions of this Agreement as the Corporation or the Receiver may request from time to time, and, at the request of the Receiver, make available employees of the Failed Bank employed or retained by the Assuming Institution to assist in preparation of the Pro Forma statement pursuant to Section 8.1.

9.8.                            Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver or Corporation pursuant to this Agreement.

ARTICLE X.                     CONDITION PRECEDENT.

The obligations of the parties to this Agreement are subject to the Receiver and the Corporation having received at or before the Bank Closing Date evidence reasonably satisfactory to each of any necessary approval, waiver, or other action by any governmental authority, the board of directors of the Assuming Institution, or other third party, with respect to this Agreement and the transactions contemplated hereby, the closing of the Failed Bank and the appointment of the Receiver, the chartering of the Assuming Institution, and any agreements, documents, matters or proceedings contemplated hereby or thereby.

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ARTICLE XI.                REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION.

The Assuming Institution represents and warrants to the Corporation and the Receiver as follows:

11.1.                     Corporate Existence and Authority. The Assuming Institution (a) is duly organized, validly existing and in good standing under the laws of its Chartering Authority and has full power and authority to own and operate its properties and to conduct its business as now conducted by it, and (b) has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Assuming Institution has taken all necessary corporate (or other applicable governance) action to authorize the execution, delivery and performance of this Agreement and the performance of the transactions contemplated hereby.

11.2.                     Third Party Consents. No governmental authority or other third party consents (including but not limited to approvals, licenses, registrations or declarations) are required in connection with the execution, delivery or performance by the Assuming Institution of this Agreement, other than such consents as have been duly obtained and are in full force and effect.

11.3.                     Execution and Enforceability. This Agreement has been duly executed and delivered by the Assuming Institution and when this Agreement has been duly authorized, executed and delivered by the Corporation and the Receiver, this Agreement will constitute the legal, valid and binding obligation of the Assuming Institution, enforceable in accordance with its terms.

11.4.                     Compliance with Law.

(a)                                 No Violations. Neither the Assuming Institution nor any of its Subsidiaries is in violation of any statute, regulation, order, decision, judgment or decree of, or any restriction imposed by, the United States of America, any State, municipality or other political subdivision or any agency of any of the foregoing, or any court or other tribunal having jurisdiction over the Assuming Institution or any of its Subsidiaries or any assets of any such Person, or any foreign government or agency thereof having such jurisdiction, with respect to the conduct of the business of the Assuming Institution or of any of its Subsidiaries, or the ownership of the properties of the Assuming Institution or any of its Subsidiaries, which, either individually or in the aggregate with all other such violations, would materially and adversely affect the business, operations or condition (financial or otherwise) of the Assuming Institution or the ability of the Assuming Institution to perform, satisfy or observe any obligation or condition under this Agreement.

(b)                                 No Conflict. Neither the execution and delivery nor the performance by the Assuming Institution of this Agreement will result in any violation by the Assuming Institution of, or be in conflict with, any provision of any applicable law or regulation, or any order, writ or decree of any court or governmental authority.

11.5.                     Insured or Guaranteed Loans. If any Loans being transferred pursuant to this Agreement are insured or guaranteed by any department or agency of any governmental unit, federal, state or local, Assuming Institution represents that Assuming Institution has been approved by such agency and is an approved lender or mortgagee, as appropriate, if such approval is required. The Assuming Institution further assumes full responsibility for

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determining whether or not such insurance or guarantees are in full force and effect on the date of this Agreement and with respect to those Loans whose insurance or guaranty is in full force and effect on the date of this Agreement, Assuming Institution assumes full responsibility for doing all things necessary to insure such insurance or guarantees remain in full force and effect. Assuming Institution agrees to assume all of the obligations under the contract(s) of insurance or guaranty and agrees to cooperate with the Receiver where necessary to complete forms required by the insuring or guaranteeing department or agency to effect or complete the transfer to Assuming Institution.

11.6.                     Representations Remain True. The Assuming Institution represents and warrants that it has executed and delivered to the Corporation a Purchaser Eligibility Certification and Confidentiality Agreement and that all information provided and representations made by or on behalf of the Assuming Institution in connection with this Agreement and the transactions contemplated hereby, including, but not limited to, the Purchaser Eligibility Certification and Confidentiality Agreement (which are affirmed and ratified hereby) are and remain true and correct in all material respects and do not fail to state any fact required to make the information contained therein not misleading.

11.7.                     No Reliance; Independent Advice. The Assuming Institution is not relying on the Receiver or the Corporation for any business, legal, tax, accounting, investment or other advice in connection with this Agreement and the Exhibits hereto and documents delivered in connection with the foregoing, and has had adequate opportunity to consult with advisors of its choice in connection therewith.

ARTICLE XII.           INDEMNIFICATION.

12.1.                     Indemnification of Indemnitees. From and after the Bank Closing Date and subject to the limitations set forth in this Section 12.1 and Section 12.6 and compliance by the Indemnitees with Section 12.2, the Receiver agrees to indemnify and hold harmless the Indemnitees against any and all costs, losses, liabilities, expenses (including attorneys’ fees) incurred prior to the assumption of defense by the Receiver pursuant to Section 12.2(d), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with claims against any Indemnitee based on liabilities of the Failed Bank that are not assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution for which indemnification is provided:

(a)                                 hereunder in this Section 12.1, subject to certain exclusions as provided in Section 12.1(b):

(i)                                     claims based on the rights of any shareholder or former shareholder as such of (A) the Failed Bank, or (B) any Subsidiary or Affiliate of the Failed Bank;

(ii)                                  claims based on the rights of any creditor as such of the Failed Bank, or any creditor as such of any director, officer, employee or agent of the Failed Bank, with respect to any indebtedness or other obligation of the Failed Bank arising prior to the Bank Closing Date;

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(iii)                               claims based on the rights of any present or former director, officer, employee or agent as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank;

(iv)                              claims based on any action or inaction prior to the Bank Closing Date of the Failed Bank, its directors, officers, employees or agents as such, or any Subsidiary or Affiliate of the Failed Bank, or the directors, officers, employees or agents as such of such Subsidiary or Affiliate;

(v)                                 claims based on any malfeasance, misfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business of the Failed Bank, if any;

(vi)                              claims based on any failure or alleged failure (not in violation of law) by the Assuming Institution to continue to perform any service or activity previously performed by the Failed Bank which the Assuming Institution is not required to perform pursuant to this Agreement or which arise under any contract to which the Failed Bank was a party which the Assuming Institution elected not to assume in accordance with this Agreement and which neither the Assuming Institution nor any Subsidiary or Affiliate of the Assuming Institution has assumed subsequent to the execution hereof;

(vii)                           claims arising from any action or inaction of any Indemnitee, including for purposes of this Section 12.1(a)(vii) the former officers or employees of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank that is taken upon the specific written direction of the Corporation or the Receiver, other than any action or inaction taken in a manner constituting bad faith, gross negligence or willful misconduct; and

(viii)                        claims based on the rights of any depositor of the Failed Bank whose deposit has been accorded “withheld payment” status and/or returned to the Receiver or Corporation in accordance with Section 9.5 and/or has become an “unclaimed deposit” or has been returned to the Corporation or the Receiver in accordance with Section 2.3;

(b)                                 provided that with respect to this Agreement, except for Section 12.1(a)(vii) and (viii), no indemnification will be provided under this Agreement for any:

(i)                                     judgment or fine against, or any amount paid in settlement (without the written approval of the Receiver) by, any Indemnitee in connection with any action that seeks damages against any Indemnitee (a “Counterclaim”) arising with respect to any Asset and based on any action or inaction of either the Failed Bank, its directors, officers, employees or agents as such prior to the Bank Closing Date, unless any such judgment, fine or amount paid in settlement exceeds the greater of (A) the Repurchase Price of such Asset, or (B) the monetary recovery sought on such Asset by the Assuming Institution in the cause of action from which the Counterclaim arises; and in such event the Receiver will provide indemnification only in the amount of such excess; and no indemnification will be provided for any costs or expenses other than any costs or expenses (including attorneys’ fees) which, in the determination of the Receiver, have been actually and reasonably incurred by such Indemnitee in connection with the defense of any such Counterclaim; and it is expressly agreed that the Receiver reserves

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the right to intervene, in its discretion, on its behalf and/or on behalf of the Receiver, in the defense of any such Counterclaim;

(ii)                                  claims with respect to any liability or obligation of the Failed Bank that is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(iii)                               claims with respect to any liability of the Failed Bank to any present or former employee as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank, which liability is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(iv)                              claims based on the failure of any Indemnitee to seek recovery of damages from the Receiver for any claims based upon any action or inaction of the Failed Bank, its directors, officers, employees or agents as fiduciary, agent or custodian prior to the Bank Closing Date;

(v)                                 claims based on any violation or alleged violation by any Indemnitee of the antitrust, branching, banking or bank holding company or securities laws of the United States of America or any State thereof;

(vi)                              claims based on the rights of any present or former creditor, customer, or supplier as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(vii)                           claims based on the rights of any present or former shareholder as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution regardless of whether any such present or former shareholder is also a present or former shareholder of the Failed Bank;

(viii)                        claims, if the Receiver determines that the effect of providing such indemnification would be to (A) expand or alter the provisions of any warranty or disclaimer thereof provided in Section 3.3 or any other provision of this Agreement, or (B) create any warranty not expressly provided under this Agreement;

(ix)                              claims which could have been enforced against any Indemnitee had the Assuming Institution not entered into this Agreement;

(x)                                 claims based on any liability for taxes or fees assessed with respect to the consummation of the transactions contemplated by this Agreement, including without limitation any subsequent transfer of any Assets or Liabilities Assumed to any Subsidiary or Affiliate of the Assuming Institution;

(xi)                              except as expressly provided in this Article XII, claims based on any action or inaction of any Indemnitee, and nothing in this Agreement shall be construed to provide indemnification for (i) the Failed Bank, (ii) any Subsidiary or Affiliate of the Failed Bank, or (iii) any present or former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates; provided that the Receiver, in its sole and absolute discretion, may provide indemnification hereunder for any present or

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former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates who is also or becomes a director, officer, employee or agent of the Assuming Institution or its Subsidiaries or Affiliates;

(xii)                           claims or actions which constitute a breach by the Assuming Institution of the representations and warranties contained in Article XI;

(xiii)                        claims arising out of or relating to the condition of or generated by an Asset arising from or relating to the presence, storage or release of any hazardous or toxic substance, or any pollutant or contaminant, or condition of such Asset which violate any applicable Federal, State or local law or regulation concerning environmental protection; and

(xiv)                       claims based on, related to or arising from any asset, including a loan, acquired or liability assumed by the Assuming Institution, other than pursuant to this Agreement.

12.2.                     Conditions Precedent to Indemnification. It shall be a condition precedent to the obligation of the Receiver to indemnify any Person pursuant to this Article XII that such Person shall, with respect to any claim made or threatened against such Person for which such Person is or may be entitled to indemnification hereunder:

(a)                                 give written notice to the Regional Counsel (Litigation Branch) of the Corporation in the manner and at the address provided in Section 13.6 of such claim as soon as practicable after such claim is made or threatened; provided that notice must be given on or before the date which is six (6) years from the date of this Agreement;

(b)                                 provide to the Receiver such information and cooperation with respect to such claim as the Receiver may reasonably require;

(c)                                  cooperate and take all steps, as the Receiver may reasonably require, to preserve and protect any defense to such claim;

(d)                                 in the event suit is brought with respect to such claim, upon reasonable prior notice, afford to the Receiver the right, which the Receiver may exercise in its sole and absolute discretion, to conduct the investigation, control the defense and effect settlement of such claim, including without limitation the right to designate counsel and to control all negotiations, litigation, arbitration, settlements, compromises and appeals of any such claim, all of which shall be at the expense of the Receiver; provided that the Receiver shall have notified the Person claiming indemnification in writing that such claim is a claim with respect to which such Person is entitled to indemnification under this Article XII;

(e)                                  not incur any costs or expenses in connection with any response or suit with respect to such claim, unless such costs or expenses were incurred upon the written direction of the Receiver; provided that the Receiver shall not be obligated to reimburse the amount of any such costs or expenses unless such costs or expenses were incurred upon the written direction of the Receiver;

(f)                                   not release or settle such claim or make any payment or admission with respect thereto, unless the Receiver consents thereto; provided that the Receiver shall not be

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obligated to reimburse the amount of any such settlement or payment unless such settlement or payment was effected upon the written direction of the Receiver; and

(g)                                  take such reasonable action as the Receiver may request in writing as necessary to preserve, protect or enforce the rights of the Indemnitee against any Primary Indemnitor.

12.3.                     No Additional Warranty. Nothing in this Article XII shall be construed or deemed to (a) expand or otherwise alter any warranty or disclaimer thereof provided under Section 3.3 or any other provision of this Agreement with respect to, among other matters, the title, value, collectability, genuineness, enforceability, documentation, condition or freedom from liens or encumbrances, of any (i) Asset, or (ii) asset of the Failed Bank purchased by the Assuming Institution subsequent to the execution of this Agreement by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, or (b) create any warranty not expressly provided under this Agreement with respect thereto.

12.4.                     Indemnification of Receiver and Corporation. From and after the Bank Closing Date, the Assuming Institution agrees to indemnify and hold harmless the Corporation and the Receiver and their respective directors, officers, employees and agents from and against any and all costs, losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any of the following:

(a)                                 claims based on any and all liabilities or obligations of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, whether or not any such liabilities subsequently are sold and/or transferred, other than any claim based upon any action or inaction of any Indemnitee as provided in Section 12.1(a)(vii) or (viii);

(b)                                 claims based on any act or omission of any Indemnitee (including but not limited to claims of any Person claiming any right or title by or through the Assuming Institution with respect to Assets transferred to the Receiver pursuant to Section 3.4 or Section 3.6), other than any action or inaction of any Indemnitee as provided in (vii) or (viii) of Section 12.1(a); and

(c)                                  claims based on any failure to preserve, maintain or provide reasonable access to Records transferred to the Assuming Institution pursuant to Article VI.

12.5.                     Obligations Supplemental. The obligations of the Receiver, and the Corporation as guarantor in accordance with Section 12.7, to provide indemnification under this Article XII are to supplement any amount payable by any Primary Indemnitor to the Person indemnified under this Article XII. Consistent with that intent, the Receiver agrees only to make payments pursuant to such indemnification to the extent not payable by a Primary Indemnitor. If the aggregate amount of payments by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, and all Primary Indemnitors with respect to any item of indemnification under this Article XII exceeds the amount payable with respect to such item, such Person being indemnified shall notify the Receiver thereof and, upon the request of the Receiver, shall promptly pay to the Receiver, or the Corporation as appropriate, the amount of the Receiver’s (or Corporation’s) payments to the extent of such excess.

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12.6.                     Criminal Claims. Notwithstanding any provision of this Article XII to the contrary, in the event that any Person being indemnified under this Article XII shall become involved in any criminal action, suit or proceeding, whether judicial, administrative or investigative, the Receiver shall have no obligation hereunder to indemnify such Person for liability with respect to any criminal act or to the extent any costs or expenses are attributable to the defense against the allegation of any criminal act, unless (a) the Person is successful on the merits or otherwise in the defense against any such action, suit or proceeding, or (b) such action, suit or proceeding is terminated without the imposition of liability on such Person.

12.7.                     Limited Guaranty of the Corporation. The Corporation hereby guarantees performance of the Receiver’s obligation to indemnify the Assuming Institution as set forth in this Article XII. It is a condition to the Corporation’s obligation hereunder that the Assuming Institution shall comply in all respects with the applicable provisions of this Article XII. The Corporation shall be liable hereunder only for such amounts, if any, as the Receiver is obligated to pay under the terms of this Article XII but shall fail to pay. Except as otherwise provided above in this Section 12.7, nothing in this Article XII is intended or shall be construed to create any liability or obligation on the part of the Corporation, the United States of America or any department or agency thereof under or with respect to this Article XII, or any provision hereof, it being the intention of the parties hereto that the obligations undertaken by the Receiver under this Article XII are the sole and exclusive responsibility of the Receiver and no other Person or entity.

12.8.                     Subrogation. Upon payment by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, to any Indemnitee for any claims indemnified by the Receiver under this Article XII, the Receiver, or the Corporation as appropriate, shall become subrogated to all rights of the Indemnitee against any other Person to the extent of such payment.

ARTICLE XIII.      MISCELLANEOUS.

13.1.                     Costs, Fees, and Expenses. All fees, costs and expenses incurred by a party in connection with this Agreement (including the performance of any obligations or the exercise of any rights hereunder) shall be borne by such party unless expressly otherwise provided; provided that the Assuming Institution shall pay all fees, costs and expenses (other than attorneys’ fees incurred by the Receiver) incurred in connection with the transfer to it of any Assets or Liabilities Assumed hereunder or in accordance herewith.

13.2.                     WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

13.3.                     Consent; Determination or Discretion. When the consent or approval of a party is required under this Agreement, such consent or approval shall be obtained in writing and unless expressly otherwise provided, shall not be unreasonably withheld or delayed. When a determination or decision is to be made by a party under this Agreement, that party shall make such determination or decision in its reasonable discretion unless expressly otherwise provided.

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13.4.                     Rights Cumulative. Except as expressly otherwise provided herein, the rights of each of the parties under this Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under this Agreement, any of the agreements related thereto or under applicable law. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right, unless expressly otherwise provided.

13.5.                     References. References in this Agreement to Recitals, Articles, Sections, Schedules and Exhibits are to Recitals, Articles, Sections, Schedules and Exhibits of this Agreement, respectively, unless the context indicates that a Shared-Loss Agreement is intended. References to parties are to the parties to this Agreement. Unless expressly otherwise provided, references to days and months are to calendar days and months respectively. Article and Section headings are for convenient reference and shall not affect the meaning of this Agreement. References to the singular shall include the plural, as the context may require, and vice versa.

13.6.                     Notice.

(a)                                 Form of Notices. All notices shall be given in writing and provided in accordance with the provisions of this Section 13.6, unless expressly otherwise provided.

(b)                                 Notice to the Receiver or the Corporation. With respect to a notice under this Agreement:

Federal Deposit Insurance Corporation

1601 Bryan Street, Suite 1700

Dallas, Texas 75201

Attention: Settlement Agent

In addition, with respect to notices under Section 4.6, with a copy to:

Federal Deposit Insurance Corporation

200 North Martingale Road, Suite 200

Schaumburg, Illinois 60173

Attention: Resolutions and Closings Manager, ORE Department

(David Dewey)

In addition, with respect to notice under Article XII:

Federal Deposit Insurance Corporation

1601 Bryan Street, Suite 1700

Dallas, Texas 75201

Attention: Regional Counsel (Litigation Branch)

In addition, with respect to communications under Exhibit 4.13, a copy to:

Federal Deposit Insurance Corporation

200 North Martingale Road, Suite 200

Schaumburg, Illinois 60173

Attention: Interim Servicing Manager,

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(c)                                  Notice to Assuming Institution. With respect to a notice under this Agreement:

First Michigan Bank

2301 West Big Beaver

Suite 525

Troy, Michigan 48084

Attention: David T. Provost, Chief Executive Officer

with a copy to: Tom Brown

13.7.                     Entire Agreement. This Agreement and the Shared-Loss Agreements, if any, including the Schedules and Exhibits hereto and thereto, embody the entire agreement of the parties hereto in relation to the subject matter herein and supersede all prior understandings or agreements, oral or written, between the parties.

13.8.                     Counterparts. This Agreement may be executed in any number of counterparts and by the duly authorized representative of a different party hereto on separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

13.9.                     GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE FEDERAL LAW OF THE UNITED STATES OF AMERICA, AND IN THE ABSENCE OF CONTROLLING FEDERAL LAW, IN ACCORDANCE WITH THE LAWS OF THE STATE IN WHICH THE MAIN OFFICE OF THE FAILED BANK IS LOCATED.

13.10.              Successors. All terms and conditions of this Agreement shall be binding on the successors and assigns of the Receiver, the Corporation and the Assuming Institution. Except as otherwise specifically provided in this Agreement, nothing expressed or referred to in this Agreement is intended or shall be construed to give any Person other than the Receiver, the Corporation and the Assuming Institution any legal or equitable right, remedy or claim under or with respect to this Agreement or any provisions contained herein, it being the intention of the parties hereto that this Agreement, the obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole and exclusive benefit of the Receiver, the Corporation and the Assuming Institution and for the benefit of no other Person.

13.11.              Modification. No amendment or other modification, rescission or release of any part of this Agreement or a Shared-Loss Agreement, if any, shall be effective except pursuant to a written agreement subscribed by the duly authorized representatives of the parties.

13.12.              Manner of Payment. All payments due under this Agreement shall be in lawful money of the United States of America in immediately available funds as each party hereto may specify to the other parties; provided that in the event the Receiver or the Corporation is obligated to make any payment hereunder in the amount of $25,000.00 or less, such payment may be made by check.

13.13.              Waiver. Each of the Receiver, the Corporation and the Assuming Institution may waive its respective rights, powers or privileges under this Agreement; provided that such waiver

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shall be in writing; and further provided that no failure or delay on the part of the Receiver, the Corporation or the Assuming Institution to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege by the Receiver, the Corporation or the Assuming Institution under this Agreement, nor will any such waiver operate or be construed as a future waiver of such right, power or privilege under this Agreement.

13.14.              Severability. If any provision of this Agreement is declared invalid or unenforceable, then, to the extent possible, all of the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

13.15.              Term of Agreement. This Agreement shall continue in full force and effect until the tenth (10th) anniversary of the Bank Closing Date; provided that the provisions of Sections 6.3 and 6.4 shall survive the expiration of the term of this Agreement; and provided further that the receivership of the Failed Bank may be terminated prior to the expiration of the term of this Agreement, and in such event, the guaranty of the Corporation, as provided in and in accordance with the provisions of Section 12.7, shall be in effect for the remainder of the term of this Agreement. Expiration of the term of this Agreement shall not affect any claim or liability of any party with respect to any (a) amount which is owing at the time of such expiration, regardless of when such amount becomes payable, and (b) breach of this Agreement occurring prior to such expiration, regardless of when such breach is discovered.

13.16.              Survival of Covenants, Etc. The covenants, representations, and warranties in this Agreement shall survive the execution of this Agreement and the consummation of the transactions contemplated hereunder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION,
RECEIVER OF PEOPLES STATE BANK,
HAMTRAMCK, MICHIGAN

	BY:	/s/ Dennis Trimper
	NAME:	Dennis Trimper
	TITLE:	Receiver-in-Charge

Attest:

/s/ Witness

FEDERAL DEPOSIT INSURANCE CORPORATION

	BY:	/s/ Dennis Trimper
	NAME:	Dennis Trimper
	TITLE:	Attorney-in-Fact

Attest:

/s/ Witness

FIRST MICHIGAN BANK, TROY, MICHIGAN

	BY:	/s/ David T. Provost
	NAME:	David T. Provost
	TITLE:	Chief Executive Officer
Attest:

/s/ Thomas W Brown
Thomas W Brown

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SCHEDULE 3.2

PURCHASE PRICE OF ASSETS OR ANY OTHER ASSETS

(a)	cash and receivables from depository institutions, including cash items in the process of collection, plus interest thereon:	Book Value

(b)	securities (exclusive of the capital stock of Acquired Subsidiaries and FHLB stock), plus interest thereon:	As provided in Section 3.2(b)

(c)	federal funds sold and repurchase agreements, if any, including interest thereon:	Book Value

(d)	Loans:	Book Value

(e)	credit card business:	Book Value

(f)	Safe Deposit Boxes and related business, safekeeping business and trust business, if any:	Book Value

(g)	Records and other documents:	Book Value

(h)	Other Real Estate:	Book Value

(i)	boats, motor vehicles, aircraft, trailers, fire arms, and repossessed collateral	Book Value

(j)	capital stock of any Acquired Subsidiaries (subject to Section 3.2(b), and FHLB stock:	Book Value

(k)	amounts owed to the Failed Bank by any Acquired Subsidiaries:	Book Value

(l)	assets securing Deposits of public money, to the extent not otherwise purchased hereunder:	Book Value

(m)	overdrafts of customers:	Book Value

(n)	rights, if any, with respect to Qualified Financial Contracts:	As provided in Section 3.2(c)

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(o)	rights of the Failed Bank to have mortgage servicing provided to the Failed Bank by others and related contracts:	Book Value

(q)	Personal Computers and Owned Data Management Equipment:	Fair Market Value

Assets subject to an option to purchase:

(a)	Bank Premises:	Fair Market Value

(b)	Furniture and Equipment:	Fair Market Value

(c)	Fixtures:	Fair Market Value

(d)	Other Equipment:	Fair Market Value

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SCHEDULE 7

Accounts Excluded from Calculation of Deposit Franchise Bid Premium

The accounts identified below will pass to the Assuming Institution (unless otherwise noted). When calculating the premium to be paid on Assumed Deposits in a purchase and assumption transaction, the FDIC will exclude the following categories of deposit accounts:

Category	Description	Amount
I	Non- DO Brokered Deposits	$0
II	CDARS	$0
III	Market Place Deposits	$0
	Total deposits excluded from calculation of premium	$0

Category Description

I Brokered Deposits

Brokered deposit accounts are accounts for which the “depositor of record” is an agent, nominee, or custodian who deposits funds for a principal or principals to whom “pass-through” deposit insurance coverage may be extended. The FDIC separates brokered deposit accounts into 2 categories: 1) Depository Organization (“DO”) Brokered Deposits and 2) Non-Depository Organization (“Non-DO”) Brokered Deposits. This distinction is made by the FDIC to facilitate our role as Receiver and Insurer. These terms will not appear on other “brokered deposit” reports generated by the Failed Bank.

Non-DO Brokered Deposits pass to the Assuming Institution, but are excluded from Assumed Deposits when the deposit premium is calculated. Peoples State Bank did not have Non-DO Brokered Deposits as of the Bid Valuation Date, which is the date of the deposit download. A list will be updated post-closing with balances, if any exist, as of the Bank Closing Date.

DO Brokered Deposits (Cede & Co as Nominee for DTC) are typically excluded from Assumed Deposits in the Purchase and Assumption transaction. A list of these accounts is provided on Schedule 2.1(a). If, however, the terms of a particular transaction are altered and the DO Brokered Deposits pass to the Assuming Institution, they will not be included in Assumed Deposits for purposes of calculating the deposit premium.

II CDARS

CDARS deposits pass to the Assuming Institution, but are excluded from Assumed Deposits when the deposit premium is calculated.

Peoples State Bank did not participate in the CDARS program as of the Bid Valuation Date. If CDARS deposits are taken between the Bid Valuation Date and the Bank Closing Date, they will be identified post-closing and made part of Schedule 7 to the Purchase and Assumption Agreement.

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III Market Place Deposits

“Market Place Deposits” are deposits that may have been solicited via a money desk, internet subscription service (for example, QwickRate®), or similar programs.

Peoples State Bank did not report QwickRate® or similar deposits as identified above as of the Bid Valuation Date. A list will be updated post-closing with balances, if any exist, as of the Bank Closing Date.

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EXHIBIT 2.3A

FINAL LEGAL NOTICE

Claiming Requirements for Deposits

Under 12 U.S.C. 1822(e)

[Date]

[Name of Unclaimed Depositor]

[Address of Unclaimed Depositor]

[Anytown, USA]

Subject:        [XXXXX – Name of Bank
City, State] – In Receivership

Dear [Sir/Madam]:

As you may know, on [Date: Closing Date], the [Name of Bank (“The Bank”)] was closed and the Federal Deposit Insurance Corporation (“FDIC”) transferred [The Bank’s] accounts to [Name of Acquiring Institution].

According to federal law under 12 U.S.C., 1822(e), on [Date: eighteen months from the Closing Date], [Name of Acquiring Institution] must transfer the funds in your account(s) back to the FDIC if you have not claimed your account(s) with [Name of Acquiring Institution]. Based on the records recently supplied to us by [Name of Acquiring Institution], your account(s) currently fall into this category.

This letter is your formal Legal Notice that you have until [Date: eighteen months from the Closing Date], to claim or arrange to continue your account(s) with [Name of Acquiring Institution]. There are several ways that you can claim your account(s) at [Name of Acquiring Institution]. It is only necessary for you to take any one of the following actions in order for your account(s) at [Name of Acquiring Institution] to be deemed claimed. In addition, if you have more than one account, your claim to one account will automatically claim all accounts:

1.                Write to [Name of Acquiring Institution] and notify them that you wish to keep your account(s) active with them. Please be sure to include the name of the account(s), the account number(s), the signature of an authorized signer on the account(s), name, and address. [Name of Acquiring Institution] address is:

[123 Main Street

Anytown, USA]

2.                 Execute a new signature card on your account(s), enter into a new deposit agreement with [Name of Acquiring Institution], change the ownership on your account(s), or renegotiate the terms of your certificate of deposit account(s) (if any).

3.                 Provide [Name of Acquiring Institution] with a change of address form.

4.                Make a deposit to or withdrawal from your account(s). This includes writing a check on any account or having an automatic direct deposit credited to or an automatic withdrawal debited from an account.

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If you do not want to continue your account(s) with [Name of Acquiring Institution] for any reason, you can withdraw your funds and close your account(s). Withdrawing funds from one or more of your account(s) satisfies the federal law claiming requirement. If you have time deposits, such as certificates of deposit, [Name of Acquiring Institution] can advise you how to withdraw them without being charged an interest penalty for early withdrawal.

If you do not claim ownership of your account(s) at [Name of Acquiring Institution by Date: eighteen months from the Closing Date] federal law requires [Name of Acquiring Institution] to return your deposits to the FDIC, which will deliver them as unclaimed property to the State indicated in your address in the Failed Institution’s records. If your address is outside of the United States, the FDIC will deliver the deposits to the State in which the Failed Institution had its main office. 12 U.S.C. § 1822(e). If the State accepts custody of your deposits, you will have 10 years from the date of delivery to claim your deposits from the State. After 10 years you will be permanently barred from claiming your deposits. However, if the State refuses to take custody of your deposits, you will be able to claim them from the FDIC until the receivership is terminated. If you have not claimed your insured deposits before the receivership is terminated, and a receivership may be terminated at any time, all of your rights in those deposits will be barred.

If you have any questions or concerns about these items, please contact [Bank Employee] at [Name of Acquiring Institution] by phone at [(XXX) XXX-XXXX].

Sincerely,

[Name of Claims Specialist]
[Title]

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EXHIBIT 2.3B

AFFIDAVIT OF MAILING

AFFIDAVIT OF MAILING

State of

COUNTY OF

I am employed as a [Title of Office] by the [Name of Acquiring Institution].

This will attest that on [Date of mailing], I caused a true and correct copy of the Final Legal Notice, attached hereto, to owners of unclaimed deposits of [Name of Failed Bank], City, State, to be prepared for deposit in the mail of the United States of America on behalf of the Federal Deposit Insurance Corporation. A list of depositors to whom the notice was mailed is attached. This notice was mailed to the depositor’s last address as reflected on the books and records of the [Name of Failed Bank] as of the date of failure.

[Name]
[Title of Office]
[Name of Acquiring Institution]

Subscribed and sworn to before me this               day of [Month, Year].

My commission expires:

[Name], Notary Public

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EXHIBIT 3.2(c)

VALUATION OF CERTAIN

QUALIFIED FINANCIAL CONTRACTS

A.                                    Scope

Interest Rate Contracts - All interest rate swaps, forward rate agreements, interest rate futures, caps, collars and floors, whether purchased or written.

Option Contracts - All put and call option contracts, whether purchased or written, on marketable securities, financial futures, foreign currencies, foreign exchange or foreign exchange futures contracts.

Foreign Exchange Contracts - All contracts for future purchase or sale of foreign currencies, foreign currency or cross currency swap contracts, or foreign exchange futures contracts.

B.                                    Exclusions

All financial contracts used to hedge assets and liabilities that are acquired by the Assuming Institution but are not subject to adjustment from Book Value.

C.                                    Adjustment

The difference between the Book Value and market value as of the Bank Closing Date.

D.                                    Methodology

1.                                      The price at which the Assuming Institution sells or disposes of Qualified Financial Contracts will be deemed to be the fair market value of such contracts, if such sale or disposition occurs at prevailing market rates within a predefined timetable as agreed upon by the Assuming Institution and the Receiver.

2.                                      In valuing all other Qualified Financial Contracts, the following principles will apply:

(i)                                     All known cash flows under swaps or forward exchange contracts shall be present valued to the swap zero coupon interest rate curve.

(ii)                                  All valuations shall employ prices and interest rates based on the actual frequency of rate reset or payment.

(iii)                               Each tranche of amortizing contracts shall be separately valued. The total value of such amortizing contract shall be the sum of the values of its component tranches.

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(iv)                              For regularly traded contracts, valuations shall be at the midpoint of the bid and ask prices quoted by customary sources (e.g., The Wall Street Journal, Telerate, Reuters or other similar source) or regularly traded exchanges.

(v)                                 For all other Qualified Financial Contracts where published market quotes are unavailable, the adjusted price shall be the average of the bid and ask price quotes from three (3) securities dealers acceptable to the Receiver and Assuming Institution as of the Bank Closing Date. If quotes from securities dealers cannot be obtained, an appraiser acceptable to the Receiver and the Assuming Institution will perform a valuation based on modeling, correlation analysis, interpolation or other techniques, as appropriate.

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EXHIBIT 4.13

INTERIM ASSET SERVICING ARRANGEMENT

This Interim Asset Servicing Arrangement is made pursuant to and as of the date of that certain Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”) among the Receiver, the Assuming Institution and the Corporation, to which this Arrangement is attached. Capitalized terms used and not otherwise defined in this Exhibit 4.13 shall have the meanings assigned to such terms in the Agreement.

(a)                                 With respect to each asset or liability designated from time to time by the Receiver to be serviced by the Assuming Institution pursuant to this Interim Asset Servicing Arrangement (the “Arrangement”), including any assets or liabilities sold or conveyed by the Receiver to any party other than the Assuming Institution (any such party, a “Successor Owner”) but with respect to which the Receiver has an obligation to service or provide servicing support (such assets and liabilities, the “Pool Assets”), during the term of this Arrangement the Assuming Institution shall, with respect to the Pool Assets:

(i)                                     promptly post and apply payments received to the applicable system of record;

(ii)                                  reverse and return insufficient funds checks;

(iii)                               pay (A) participation payments to participants in Loans, as and when received; (B) tax and insurance bills, as they come due, out of any escrow funds maintained for such purposes; and (C) unfunded commitments and protective advances out of any escrow funds created for such purposes;

(iv)                              process funding draws under Loans and protective advances in connection with collateral and acquired property, in each case, as and to the extent authorized and funded by the Receiver;

(v)                                 maintain in use all data processing equipment and systems and other systems of record on which any activity with respect to any Pool Assets are, or prior to the Bank Closing Date, were, recorded, and maintain all historical data on any such systems as of the Bank Closing Date and not, without the express consent of the Receiver (which consent must be sought at least sixty (60) days prior to taking any action), deconvert, remove, transfer or otherwise discontinue use of any of the Failed Bank’s systems of record with respect to any Pool Asset;

(vi)                              maintain accurate records reflecting (A) payments received by the Assuming Institution, (B) information received by the Assuming Institution concerning changes in the address or identity of any Obligor and (C) other servicing actions taken by the Assuming Institution, including checks returned for insufficient funds;

(vii)                           send (A) billing statements to Obligors on Pool Assets (to the extent that such statements were sent by the Failed Bank or as are requested by the Receiver) and (B)

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notices to Obligors who are in default on Loans (in the same manner as the Failed Bank or as are requested by the Receiver);

(viii)                        employ a sufficient number of qualified employees to provide the services required to be provided by the Assuming Institution pursuant to this Arrangement (with the number and qualifications of such employees to be not less than the number and qualifications of employees employed by the Failed Bank to perform such functions as of the Bank Closing Date);

(ix)                              hold in trust any Credit Files and any servicing files in the possession or on the premises of the Assuming Institution for the Receiver or the Successor Owner (as applicable) and segregate from the other books and records of the Assuming Institution and appropriately mark such Credit Files and servicing files to clearly reflect the ownership interest of the Receiver or the successor owner (as applicable);

(x)                                 send to the Receiver (indicating closed bank name and number), Attn: Interim Servicing Manager, at the email address provided in Section 13.6 of the Purchase and Assumption Agreement, or to such other person at such address as the Receiver may designate, via overnight delivery: (A) on a weekly basis, weekly reports, including, without limitation, reports reflecting collections and trial balances, and (B) any other reports, copies or information as may be requested from time to time by the Receiver, including, if requested, copies of (1) checks or other remittances received, (2) insufficient funds checks returned, (3) checks or other remittances for payment to participants or for taxes, insurance, funding advances and protective advances, (4) pay-off requests, and (5) notices to defaulted Obligors;

(xi)                              remit on a weekly basis to the Receiver (indicating closed bank name and number), Attn: DRR Cashier Unit, Business Operations Support Branch, in the same manner as provided in paragraph (a)(x), via wire transfer to the account designated by the Receiver, or to such other person at such other address and/or account as the Receiver may designate, all payments received;

(xii)                           prepare and timely file all information reports with appropriate tax authorities, and, if requested by the Receiver, prepare and file tax returns and remit taxes due on or before the due date;

(xiii)                        provide and furnish such other services, operations or functions, including, without limitation, with regard to any business, enterprise or agreement which is a Pool Asset, as may be requested by the Receiver;

(xiv)                       establish a custodial account for the Receiver and for each successor owner at the Assuming Institution, each of which shall be interest bearing, titled in the name of Assuming Institution, in trust for the Receiver or the successor owner (as applicable), in each case as the owner, and segregate and hold all funds collected and received with respect to the Pool Assets separate and apart from any of the Assuming Institution’s own funds and general assets; and

(xv)                          no later than the end of the second Business Day following receipt thereof, deposit into the applicable custodial account and retain therein all funds collected and received with respect to the Pool Assets.

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Notwithstanding anything to the contrary in this Exhibit, the Assuming Institution shall not be required to initiate litigation or other collection proceedings against any Obligor or any collateral with respect to any defaulted Loan. The Assuming Institution shall promptly notify the Receiver, at the address referred to above in paragraph (a)(x), of any claims or legal actions regarding any Pool Asset.

(b)                                 In consideration for the provision of the services provided pursuant to this Arrangement, the Receiver agrees to reimburse the Assuming Institution for actual, reasonable and necessary expenses incurred in connection with the performance of its duties pursuant to this Arrangement, including expenses of photocopying, postage and express mail, data processing and amounts paid for employee services (based upon the number of hours spent performing servicing duties).

(c)                                  The Assuming Institution shall provide the services described herein for a term of up to three hundred sixty-five (365) days after the Bank Closing Date. The Receiver may terminate the Arrangement at any time upon not less than sixty (60) days notice to the Assuming Institution without any liability or cost to the Receiver other than the fees and expenses due to the Assuming Institution as of the termination date pursuant to paragraph (b) above.

(d)                                 At any time during the term of this Arrangement, the Receiver may, upon not less than thirty (30) days prior written notice to the Assuming Institution, remove one or more Pool Assets, and at the time of such removal the Assuming Institution’s responsibility with respect thereto shall terminate.

(e)                                  At the expiration of this Arrangement or upon the termination of the Assuming Institution’s responsibility with respect to any Pool Asset pursuant to paragraph (d) hereof, the Assuming Institution shall:

(i)                                     deliver to the Receiver (or its designee) all of the Credit Documents and records relating to the Pool Assets; and

(ii)                                  cooperate with the Receiver to facilitate the orderly transition of managing the Pool Assets to the Receiver or its designees (including, without limitation, its contractors and persons to which any Pool Assets are conveyed).

(f)                                   At the request of the Receiver, the Assuming Institution shall perform such transitional services with regard to the Pool Assets as the Receiver may request. Transitional services may include, without limitation, assisting in any due diligence process deemed necessary by the Receiver and providing to the Receiver and its designees (including, without limitation, its contractors and any actual or potential successor owners) (i) information and data regarding the Pool Assets, including, without limitation, system reports and data downloads sufficient to transfer the Pool Assets to another system or systems and to facilitate due diligence by actual and potential successor owners, and (ii) access to employees of the Assuming Institution involved in the management of, or otherwise familiar with, the Pool Assets.

(g)                                  Until such time as the Arrangement expires or is terminated, without limitation of its obligations set forth above or in the Purchase and Assumption Agreement and without any

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additional consideration (other than that set forth in paragraph (b) above), the Assuming Institution shall provide the Receiver and its designees (including, without limitation, its contractors and actual and potential successor owners) with the following, as the same may be requested:

(i)                                     access to and the ability to obtain assistance and information from personnel of the Assuming Institution, including former personnel of the Failed Bank and personnel of third party consultants;

(ii)                                  access to and the ability to use and download information from data processing systems and other systems of record on which information regarding Pool Assets or any assets transferred to or liabilities assumed by the Assuming Institution is stored or maintained (regardless of whether information with respect to other assets or liabilities is also stored or maintained thereon); and

(iii)                               access to and the ability to use and occupy office space (including parking facilities and vault space), facilities, utilities (including local telephone service and facsimile machines), furniture, equipment (including photocopying and facsimile machines), and technology and connectivity (including email accounts, network access and technology resources such as shared drives) in the Bank Premises occupied by the Assuming Institution.

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

ARTICLE 1. GENERAL		1

1.1	Purpose	1
1.2	Relationship with Purchase and Assumption Agreement	1
1.3	Defined Terms	1

ARTICLE 2. SHARED-LOSS ARRANGEMENT		1

2.1	Accounting for and Management of Shared-Loss Loans	1
2.2	Payments with Respect to Shared-Loss Loans	2
2.3	Payments Applicable to Shared-Loss Months	2
2.4	Loss Mitigation and Loan Modification	2
2.5	True-Up Payment and Calculation	4
2.6	Limitation on Payments	5
2.7	Treatment as a Shared-Loss Loan	6

ARTICLE 3. ADMINISTRATION OF SHARED-LOSS LOANS		7

3.1	Management Standards Regarding Administration	7
3.2	Assuming Institution’s Responsibilities and Duties	7
3.3	Third Party Servicers and Affiliates	9
3.4	Utilization by Assuming Institution of Special Receivership Powers	10
3.5	Tax Ruling	10

ARTICLE 4. SALE OF CERTAIN SHARED-LOSS LOANS AND ORE		10

4.1	Sales of Shared-Loss Loans	10
4.2	Calculation of Gain or Loss on Sale	11
4.3	Sale of ORE	11

ARTICLE 5. CERTIFICATES, REPORTS AND RECORDS		11

5.1	Reporting Obligations of the Assuming Institution	11
5.2	Monthly Certificates	12
5.3	Monthly Data	13
5.4	Notification of Related Loans	13
5.5	Auditor’s Report; Right to Audit	14
5.6	Accounting Principles	15
5.7	Records and Reports	15

ARTICLE 6. MISCELLANEOUS		16

6.1	Expenses	16
6.2	Successors and Assigns	16
6.3	Waiver of Jury Trial	17
6.4	No Third Party Beneficiary	17
6.5	Consent, Determination or Discretion	17
6.6	Rights Cumulative	17
6.7	References	17
6.8	Notice	18

ARTICLE 7. DISPUTE RESOLUTION		18

7.1	Methods of Resolution	18
7.2	Informal Resolution	18
7.3	Resolution by Non-Binding Dispute Resolution Proceeding	19
7.4	Confidentiality of Compromise Negotiations	19
7.5	Payment Resulting from Compromise Negotiations	19
7.6	Formal Resolution	19
7.7	Limitation on FDIC Party	20
7.8	Effectiveness of Agreement Pending Dispute	20
7.9	Governing Rules and Law	20
7.10	Review Board Proceedings	20
7.11	Impartiality	22
7.12	Schedule	22
7.13	Written Award	22
7.14	Interest Rate on Award	23
7.15	Payments	23
7.16	Fees, Costs and Expenses	23
7.17	Binding and Conclusive Nature	23
7.18	No Precedent	23
7.19	Confidentiality; Proceedings, Information and Documents	23
7.20	Confidentiality of Arbitration Award	24
7.21	Extension of Time Periods	24
7.22	Venue	24

ARTICLE 8. DEFINITIONS		24

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EXHIBITS

SCHEDULE

Page
* Loans Subject to Loss Sharing under the Single Family Shared-Loss Agreement	Schedule 4.15A	79

*

This Schedule has been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedule to the Securities and Exchange Commission upon request.

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

A.                                    This Single Family Shared-Loss Agreement and the Exhibits attached hereto and incorporated herein by this reference (collectively, the “Agreement”) is made pursuant to and as of the date of that certain Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”) among the Receiver, the Assuming Institution and the Corporation, to which this Agreement is attached.

B.                                    This Agreement shall apply only if the Assuming Institution has purchased Shared-Loss Loans (as defined herein) pursuant to the Purchase and Assumption Agreement. Subject to the provisions of this Agreement, it is the intention of the parties that the Receiver and the Assuming Institution shall share certain losses and gains in respect of such Shared-Loss Loans.

A G R E E M E N T

ARTICLE 1.                        GENERAL.

1.1.                            Purpose. The purpose of this Agreement is to set forth requirements regarding, among other things, management of Shared-Loss Loans by the Assuming Institution and procedures for notices, consents, reporting and payments. In administering the Shared-Loss Loans, the Assuming Institution shall at all times comply with the Management Standards set forth in Article 3.

1.2.                            Relationship with Purchase and Assumption Agreement. To the extent that any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Agreement with respect to the subject matter of this Agreement, the terms of this Agreement shall control.

1.3.                            Defined Terms. The capitalized terms used in this Agreement have the meanings defined or referenced in Article 8.

ARTICLE 2.                        SHARED-LOSS ARRANGEMENT.

2.1.                            Accounting for and Management of Shared-Loss Loans.

(a)                                 Initial Values. The Assuming Institution shall record the Shared-Loss Loans on its Accounting Records at their respective Book Values as of the Commencement Date.

(b)                                 Adjustments. After the Commencement Date, the Assuming Institution shall adjust the Book Values of the Shared-Loss Loans in accordance with this Agreement, the Examination Criteria and Article VIII of the Purchase and Assumption Agreement.

(c)                                  Management. Thereafter, the Assuming Institution shall manage and account for the Shared-Loss Loans in accordance with this Agreement.

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2.2.                            Payments with Respect to Shared-Loss Loans.

(a)                                 Calculation and Method of Payments. Subject to the conditions of this Agreement, the parties shall make the payments set forth in this Article 2. All payments made by a party under this Agreement shall be made by wire transfer.

(b)                                 Timing of Payments.

(i)                                     Payments by the Receiver under this Article 2 shall be made within thirty (30) days following the date on which the Receiver receives each Monthly Certificate, provided that the Monthly Certificate is complete, accurate, timely and in compliance with the requirements of this Agreement.

(ii)                                  Payments by the Assuming Institution under this Article 2 shall be made on or before the due date for each Monthly Certificate.

(c)                                  Source of Receiver’s Funds. Payment obligations of the Receiver with respect to this Agreement shall be treated as administrative expenses of the Receiver pursuant to 12 U.S.C. §1821(d)(11). To the extent that the Receiver requires funds to make payments relating to Shared-Loss Loans pursuant to this Agreement, the Receiver shall request funds under the Master Loan and Security Agreement between the FDIC in its corporate capacity and the FDIC in its receivership capacity, with respect to any receivership, dated as of May 21, 2009, as amended.

2.3.                            Payments Applicable to Shared-Loss Months. For each Shared-Loss Month, pursuant to the applicable Monthly Certificate, one of the payments described at (a) or (b) below shall be made, as appropriate, with respect to Shared-Loss Loans.

(a)                                 Covered Loss Payments by the Receiver. The Receiver shall pay to the Assuming Institution the “Covered Loss” for the period, which is an amount equal to:

(i)                                     the Applicable Percentage of the sum of:

(A)                               the total Monthly Loss Amount for all Shared-Loss Loans; less

(B)                               the total monthly Recovery Amount for all Shared-Loss Loans; less

(C)                               the total monthly Collections on Fully Charged-Off Assets.

(b)                                 Covered Gain Payments by the Assuming Institution. If the result of the calculation in Section 2.3(a) is a negative amount (the “Covered Gain”), the Assuming Institution shall pay such amount to the Receiver.

2.4.                            Loss Mitigation, Loan Modification and Loss Calculations.

(a)                                 Loss Mitigation Programs. The Assuming Institution shall administer and undertake reasonable and customary loss mitigation efforts and act in accordance with usual and

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prudent banking practices and the provisions of this Agreement with respect to Shared-Loss Loans.

(b)                                 Single Family Shared-Loss Loans. For each Single Family Shared-Loss Loan in default or for which a default is reasonably foreseeable, the Assuming Institution shall undertake loss mitigation efforts in accordance with one of the following programs, as amended from time to time, selected by the Assuming Institution in its discretion:

(i)                                     FDIC Mortgage Loan Modification Program as set forth in Exhibit 5;

(ii)                                  the United States Treasury’s Home Affordable Modification Program Guidelines; or

(iii)                               any other modification program approved by the United States Treasury Department, the Corporation, the Board of Governors of the Federal Reserve System or any other Federal governmental agency.

(c)                                  Other Shared-Loss Loans. For each Shared-Loss Loan which is not a Single Family Shared-Loss Loan and which is in default, or for which a default is reasonably foreseeable, the Assuming Institution shall adopt loss mitigation procedures in accordance with its own Examination Criteria and all applicable laws and regulations and shall undertake loss mitigation efforts substantially similar to loss mitigation efforts with respect to, and without favoring, any assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Loans.

(d)                                 Loan Modification Guidelines. In undertaking loss mitigation efforts for each Shared-Loss Loan (the method adopted for each Shared-Loss Loan as required by Sections 2.4(b) and 2.4(c) being referred to as the “Modification Guidelines”), the Assuming Institution:

(i)                                     shall implement the Modification Guidelines within ninety (90) days following Bank Closing;

(ii)                                  may submit claims during the period described in paragraph (i) for payments relating to Shared-Loss Loans under any guidelines which may have been in place at the Failed Bank. If no such guidelines were in place at the Failed Bank, the Assuming Institution may use its own guidelines for submission of such claims;

(iii)                               shall, in implementing the Modification Guidelines, (A) consider and document its consideration of foreclosure, loan restructuring, short-sale and any other appropriate methods of loss mitigation and (B) select the method that the Assuming Institution determines will result in the least Loss, based on its estimated calculations. If unemployment or underemployment of the Obligor with respect to a Shared-Loss Loan is the primary cause of default, or of a reasonably foreseeable default, the Assuming Institution may consider entering into a temporary forbearance plan with the Obligor to reduce loan payments to an affordable level for at least six (6) months; and

(iv)                              shall not be required to modify or restructure any Shared-Loss Loan on more than one occasion or to consider any alternatives with respect to any

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Shared-Loss Loan that was in the process of foreclosure as of the Bank Closing Date if the Assuming Institution considers, and so documents, that a loan modification is not cost-effective pursuant to the standards set forth in Exhibit 5. In such circumstances, the Assuming Institution may continue such foreclosure measures in compliance with all applicable laws and regulations, and recover any Foreclosure Loss as provided in this Agreement.

(e)                                  Loss Calculations. Losses on Shared-Loss Loans shall be calculated in the form, and determined in accordance with, the methodologies set forth in the respective Exhibits attached to this Agreement as follows:

(i)                                     Restructuring Losses shall be determined in accordance with Exhibits 2a(1)-(3);

(ii)                                  Deficiency Losses shall be reported as Restructuring Losses and, if applicable, the net present value of a modified Shared-Loss Loan shall be determined in accordance with Exhibits 2a(1)-(3), as applicable;

(iii)                               Modification Default Losses shall be determined in accordance with Exhibits 2a(1)-(3), as applicable;

(iv)                              Short-Sale Losses shall be determined in accordance with Exhibits 2b(1)-(3);

(v)                                 Foreclosure Losses shall be determined in accordance with Exhibits 2c(1)-(3);

(vi)                              Home Equity Loan Losses shall be determined in accordance with the charge-off policies of the loan classification criteria employed by the Assuming Institution’s Chartering Authority as set forth in Exhibit 2d(1);

(vii)                           Losses, if applicable, on Restructured Loans shall be determined in accordance with Exhibit 2d(2);

(viii)                        Loan Sale Losses shall be determined in accordance with Exhibits 2e(1)-(3);

(ix)                              Losses on Investor-Owned Residential Loans shall be determined in the same manner as Restructuring Losses. With the consent of the Receiver, Investor-Owned Residential Loans may be restructured under terms different from the standards set forth in Exhibit 5.

2.5.                            True-Up Payment and Calculation.

(a)                                 Payment Obligation of the Assuming Institution. If the Assuming Institution’s Bid Amount, as set forth in Article VII of the Purchase and Assumption Agreement, includes an “Asset discount bid” which represents five percent (5%) or more of the purchase price of the Assets determined in accordance with Article III of the Purchase and Assumption Agreement, the Assuming Institution shall pay to the Receiver on the True-Up Date any positive amount resulting from the calculation set forth in Exhibit 2.5.

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(b)                                 Reporting of Calculation. On or before the True-Up Date the Assuming Institution shall deliver to the Receiver a schedule, signed by the chief executive officer or the chief financial officer of the Assuming Institution, setting forth in reasonable detail the calculation described in Exhibit 2.5, including the calculation of the Net Loss Amount.

2.6.                            Limitation on Payments.

(a)                                 Failure to Administer. If the Assuming Institution fails to administer any Shared-Loss Loan in accordance with the provisions of Article 3, the Receiver may determine that such asset will not be treated as a Shared-Loss Loan pursuant to this Agreement.

(b)                                 Receiver’s Right to Withhold Payment. Notwithstanding any other provision of this Article 2, the Receiver may withhold all or any portion of a payment to the Assuming Institution of the amount requested in a Monthly Certificate if the Receiver or the Corporation determines that:

(i)                                     a Monthly Certificate is incomplete, inaccurate or untimely;

(ii)                                  based upon the criteria set forth in this Agreement, including, without limitation, the requirements set forth in Section 2.4, or Customary Servicing Procedures, a Loss should not have been effected by the Assuming Institution;

(iii)                               based upon the Examination Criteria, a Charge-Off of a Shared-Loss Loan should not have been effected by the Assuming Institution;

(iv)                              there is a reasonable basis under the terms of this Agreement for denying the eligibility of amounts included in a Monthly Certificate for which reimbursement or payment is sought;

(v)                                 with respect to a particular Shared-Loss Loan, the Assuming Institution has not complied, or is not complying, with the Management Standards;

(vi)                              the Assuming Institution has failed to comply with the requirements set forth in Section 5.5 including, but not limited to, permitting the Receiver, its agents, contractors and/or employees to determine compliance with this Agreement pursuant to Section 5.5(c); or

(vii)                           a retroactive accounting adjustment is to be made by the Receiver pursuant to Section 5.5(c).

(c)                                  Opportunity to Cure; Payment.

(i)                                     In the event that a determination is made to withhold an amount pursuant to Section 2.6(b), the Receiver shall provide the Assuming Institution with notice detailing the grounds for withholding such amount and the Assuming Institution shall cure any deficiency within a reasonable period of time.

(ii)                                  If the Assuming Institution demonstrates to the satisfaction of the Receiver that the grounds for withholding a payment, or any part thereof, no longer exist or have been cured, the Receiver shall pay the Assuming Institution the amount which the

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Receiver determines is eligible for payment within thirty (30) days following the date of such determination.

(iii)                               If the Assuming Institution does not cure any such deficiency within a reasonable period of time, the Receiver may withhold payment as described in Section 2.6(b) with respect to the affected Shared-Loss Loan(s), but such withholding will not affect the Receiver’s obligation to make any other payment properly due pursuant to this Agreement.

(d)                                 Adjustments. In the event that the Receiver withholds payment with respect to Losses claimed or determines pursuant to Section 2.6(b) that a payment was improperly made, the Assuming Institution and the Receiver shall, upon final resolution of such issue, make such accounting adjustments and payments as may be necessary to give retroactive effect to such actions, including making the necessary adjustments to the Covered Loss or Covered Gain for the affected Monthly Certificate(s).

(e)                                  Interest on Payments. Any payment by the Receiver pursuant to Section 2.6(c)(ii) shall be made together with interest on the amount thereof that accrues with effect from five (5) Business Days after the date on which payment was agreed or determined to be due until such amount is paid. The annual interest rate shall be determined by the Receiver based on the coupon equivalent of the three (3)-month U.S. Treasury Bill Rate in effect as of the first Business Day of each three-month period during which such interest accrues as reported in the Federal Reserve Board Statistical Release for Selected Interest Rates H.15 opposite the caption “Treasury bills (secondary market), 3-month” or, if not so reported for such day, for the next preceding Business Day for which such rate was so reported.

(f)                                   Determination of Disputes. Any dispute arising under this Section 2.6 shall be resolved pursuant to the dispute resolution procedures of Article 7.

2.7.                            Treatment as a Shared-Loss Loan.

(a)                                 Payment of Foreclosure Loss or Short-Sale Loss. The Receiver shall be relieved of its obligations with respect to a Shared-Loss Loan upon payment to the Assuming Institution of amounts in respect of a Foreclosure Loss or a Short-Sale Loss on that Shared-Loss Loan.

(b)                                 Loss of Right to Receive Shared-Loss Loan Payments. The Assuming Institution shall not be entitled to payments relating to a Shared-Loss Loan pursuant to Section 2.3 if the Assuming Institution or any Affiliate of the Assuming Institution:

(i)                                     sells or otherwise transfers that Shared-Loss Loan or any interest therein (whether with or without recourse) to any Person, other than in compliance with this Agreement;

(ii)                                  makes any additional advance, commitment or increase in the amount of a Commitment with respect to that Shared-Loss Loan;

(iii)                               makes any amendment, modification, renewal or extension of a Shared-Loss Loan, other than in compliance with this Agreement;

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(iv)                              manages, administers or collects any Related Loan in a manner which would increase the amount of any collections with respect to that Related Loan to the detriment of the Shared-Loss Loan to which such loan is related; or

(v)                                 fails to administer that Shared-Loss Loan pursuant to the Management Standards, including, without limitation, consistent failure to provide complete, accurate and timely certificates and reports pursuant to Article 5.

(c)                                  Effective Date of Loss of Shared-Loss Loan Treatment. If any of the actions described in Section 2.7(b) occur with respect to a Shared-Loss Loan, the Receiver shall not be obligated to make any payments to the Assuming Institution with respect to any affected Shared-Loss Loan after the date of occurrence of such action.

ARTICLE 3.                        ADMINISTRATION OF SHARED-LOSS LOANS.

3.1.                            Management Standards Regarding Administration. During the term of this Agreement the Assuming Institution shall manage, administer and collect all Shared-Loss Loans while owned by it or any of its Affiliates in accordance with the rules, requirements and standards regarding management, administration and collection of Shared-Loss Loans set forth in this Article 3 (the “Management Standards”). Failure to comply with the Management Standards shall constitute a material breach of this Agreement. If the Receiver determines, in its sole and absolute discretion, that the Assuming Institution is not in compliance with the Management Standards, it may notify the Assuming Institution of the breach and may take action pursuant to this Agreement including, without limitation, withholding all or any portion of a payment, as provided in Section 2.6(b).

3.2.                            Assuming Institution’s Responsibilities and Duties.

(a)                                 Covenants of the Assuming Institution. The Assuming Institution shall:

(i)                                     be responsible to the Receiver and the Corporation in the performance of this Agreement, whether performed by the Assuming Institution, an Affiliate or a Third Party Servicer;

(ii)                                  provide to the Receiver and the Corporation such certificates, notifications and reports as the Receiver or the Corporation reasonably deems advisable, including but not limited to the certificates, notifications and reports required by Article 5; and

(iii)                               permit the Receiver and the Corporation to monitor the Assuming Institution’s performance of its duties hereunder at all times.

(b)                                 Duties of the Assuming Institution with Respect to Shared-Loss Loans. In the performance of duties in accordance with the Management Standards, the Assuming Institution shall at all times exercise its best business judgment and shall:

(i)                                     manage, administer and collect amounts owed on each Shared-Loss Loan in a manner consistent with the following:

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(A)                               usual and prudent business and banking practices and Customary Servicing Procedures; and

(B)                               the Assuming Institution’s (or, if applicable, a Third Party Servicer’s) practices and procedures including, without limitation, all applicable laws and regulations, the written internal credit policy guidelines of the Assuming Institution (or, if applicable, of a Third Party Servicer) in effect from time to time, with respect to the management, administration and collection of loans, ORE and repossessed collateral that do not constitute Shared-Loss Loans;

(ii)                                  use its best efforts to maximize collections with respect to, and manage and administer, Shared-Loss Loans without favored treatment for any assets owned by the Assuming Institution or any of its Affiliates that are not Shared-Loss Loans;

(iii)                               adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Loans, as provided in Sections 5.6 and 5.7;

(iv)                              retain sufficient staff to perform its duties hereunder;

(v)                                 not manage, administer or collect a Related Loan in a manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Loan to which such loan is related;

(vi)                              cause any of its Affiliates to which it transfers any Shared-Loss Loans and any Third Party Servicer to act in accordance with the Management Standards; and

(vii)                           other than as provided in Section 2.4, comply with the Modification Guidelines for any Single Family Shared-Loss Loans meeting the requirements set forth in such guidelines and may propose exceptions to Exhibit 5 (FDIC Loan Modification Program) for a group of Shared-Loss Loans with similar characteristics, with the objectives of (A) minimizing the loss to the Assuming Institution and the Receiver and (B) maximizing the opportunity for qualified homeowners to remain in their homes with affordable mortgage payments.

(viii)                        in connection with the review of loss mitigation options such as loan modifications on shared-loss loans, have sufficient designated loss mitigation staff so that (A) borrowers are apprised of loss mitigation options, (B) each borrower who is being considered for a loan modification or other loss mitigation options will have a single point of contact with the AI to respond to borrower inquiries and questions regarding the process, and (C) foreclosure actions are not taken while a borrower’s request for a loan modification or other loss mitigation option is pending, or if the borrower is current on a trial or permanent modification.

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3.3.                            Third Party Servicers and Affiliates.

(a)                                 Appointment of Third Party Servicers.

(i)                                     With the prior consent of the Receiver, the Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Agreement through one or more Third Party Servicers. The Assuming Institution shall notify the Receiver at least forty (40) days prior to the proposed appointment of a Third Party Servicer. Such notice will include information regarding the Third Party Servicer’s relevant experience, qualifications, financial strength and any pending litigation in relation to its servicing activities. In the case of a Third Party Servicer that is an Affiliate of the Assuming Institution, the notice shall include an express statement that the Third Party Servicer is an Affiliate. The Receiver may object to the proposed appointment of a Third Party Servicer by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment. The appointment of a Third Party Servicer by the Assuming Institution shall not release the Assuming Institution from any obligation or liability hereunder.

(ii)                                  The Assuming Institution shall provide to the Receiver written notification immediately following the execution of any contract pursuant to which a Third Party Servicer or any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Loans.

(b)                                 Actions of and Expenses Incurred by Third Party Servicers. The Assuming Institution shall ensure that the practices, procedures and guidelines of any Third Party Servicer comply with the obligations of the Assuming Institution under this Agreement. The Assuming Institution shall provide to the Receiver a copy of the Assuming Institution’s written agreement with each Third Party Servicer and shall ensure compliance by each Third Party Servicer with the Assuming Institution’s obligations under this Agreement, including, without limitation, amending such agreement with each Third Party Servicer to the extent necessary. Subject to the foregoing and to the other provisions of this Agreement, a Third Party Servicer may take actions and incur expenditures in the same manner as the Assuming Institution, and out-of-pocket expenses incurred by a Third Party Servicer on behalf of the Assuming Institution shall be treated as if incurred by the Assuming Institution.

(c)                                  Duties with Respect to Affiliates. The Assuming Institution may transfer any Shared-Loss Loan to an Affiliate of the Assuming Institution for administrative convenience, provided that such transfer is for no consideration. The Assuming Institution shall provide to the Receiver prior written notification of any transaction with or by any Affiliate of the Assuming Institution with respect to any Shared-Loss Loan including, without limitation, the execution of any contract pursuant to which an Affiliate of the Assuming Institution will own, manage, administer or collect amounts owing with respect to a Shared-Loss Loan. The Assuming Institution shall notify the Receiver at least forty (40) days prior to a proposed transaction with an Affiliate which is not on an arm’s length basis or commercially reasonable terms. Such notice will include information regarding the Affiliate’s relevant experience, qualifications and financial strength. The Receiver may object to the proposed transaction with an Affiliate in such circumstances by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed transaction.

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3.4.                            Utilization by the Assuming Institution of Special Receivership Powers.

(a)                                 Notice and Request to Receiver. Upon timely notice to and with the prior consent of the Receiver, which may be granted or withheld in its sole discretion, to the extent permitted by applicable law, the Assuming Institution may utilize in a legal action any special legal power or right which the Assuming Institution derives as a result of having acquired a Shared-Loss Loan from the Receiver.

(b)                                 Use of Special Legal Powers. The Receiver may direct usage by the Assuming Institution of any special legal powers of the Receiver or the Corporation. The Assuming Institution shall:

(i)                                     comply in all respects with any direction from the Receiver or the Corporation and with any protocols, directives or interpretive memoranda issued from time to time by the Receiver or the Corporation;

(ii)                                  upon request of the Receiver, notify the Receiver of the status of any legal action in which any special legal power or right is utilized; and

(iii)                               immediately notify the Receiver of any judgment or significant order in any legal action involving any of such special powers or rights.

3.5.                            Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver pursuant to this Agreement.

ARTICLE 4.                        SALE OF CERTAIN SHARED-LOSS LOANS AND ORE.

4.1.                            Sales of Shared-Loss Loans. All sales of Shared-Loss Loans are subject to the prior written approval of the Receiver, except as provided in Section 4.3:

(a)                                 Sales with the Receiver’s Consent. At any time following the Commencement Date and with the prior consent of the Receiver, the Assuming Institution may conduct sales to liquidate for cash consideration, in one or more transactions, all or a portion of the Shared-Loss Loans (individually or in portfolio transactions) then held by the Assuming Institution. The Assuming Institution shall provide the Receiver with at least sixty (60) days notice prior to any such proposed sale and the notice shall set forth the sale details and the proposed sale schedule. Restructured Loans shall be sold in a separate pool or transaction (as applicable) from Shared-Loss Loans that have not been restructured. Proposals by the Assuming Institution for the sale of any Shared-Loss Loans other than as provided in this Section 4.1(a) may be considered by the Receiver on a case-by-case basis.

(b)                                 Sales Required by the Receiver. During the twelve (12) month period immediately prior to the Termination Date the Receiver may, in its sole and absolute discretion, require the Assuming Institution to liquidate for cash consideration, in one or more transactions, all Shared-Loss Loans then held by the Assuming Institution. If the Receiver exercises such right, it shall give notice to the Assuming Institution setting forth the time period within which the Assuming Institution shall be required to offer to sell the Shared-Loss Loans and the

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Assuming Institution shall make a good faith effort to sell the Shared-Loss Loans and to otherwise comply with the provisions of the Receiver’s notice.

(c)                                  Conduct of Sales. Any sale pursuant to this Section 4.1 shall be conducted by means of sealed bid, to third parties, which may not include any Affiliates of the Assuming Institution, any contractors of the Assuming Institution or any Affiliates of contractors of the Assuming Institution. The Assuming Institution shall notify the Receiver prior to the proposed appointment of any financial advisor or other third party broker or sales agent for the liquidation of the remaining Shared-Loss Loans pursuant to Section 4.1(b). The Receiver may object to such proposed appointment by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment.

4.2.                            Calculation of Gain or Loss on Sale.

(a)                                 Shared-Loss Loans. For Shared-Loss Loans that are not Restructured Loans, any gain or loss on sales conducted in accordance with the provisions of Section 4.1 will be calculated based on the gross sale price received by the Assuming Institution minus the aggregate unpaid principal balance of the Shared-Loss Loans which are sold, using the methodologies set forth in Exhibits 2e(1)-(3).

(b)                                 Restructured Loans. For any Restructured Loan included in a sale under Section 4.1, a gain or loss will be calculated as follows:

(i)                                     the sale price received by the Assuming Institution; minus

(ii)                                  the net present value of estimated cash flows on the Restructured Loan that was used in the calculation of the related Restructuring Loss; plus

(iii)                               loan principal payments collected by the Assuming Institution from the effective date on which the Loan was restructured to the date of sale, in accordance with the methodologies set forth in Exhibits 2e(1)-(3).

4.3.                            Sale of ORE. Notwithstanding the provisions of Section 4.1, the Assuming Institution may sell or otherwise dispose of ORE at any time to a person other than an Affiliate, a contractor of the Assuming Institution or any Affiliate of a contractor of the Assuming Institution, provided that such sale is conducted in an arm’s length, commercially reasonable and prudent manner.

ARTICLE 5.                        CERTIFICATES, REPORTS AND RECORDS.

5.1.                            Reporting Obligations of the Assuming Institution.

(a)                                 Records, Notifications and Reports. The Assuming Institution shall maintain such records, provide such notifications and deliver such reports as are required pursuant to this Agreement, including, without limitation, the records, notifications and reports as provided in the following provisions of this Article 5. Nothing contained in this Agreement shall be deemed to modify any laws, regulations or orders that are otherwise applicable to the Assuming Institution.

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(b)                                 Certification of Accuracy and Completeness. Every submission by the Assuming Institution to the Receiver of a Monthly Certificate and any other document or information shall constitute a certification from the Assuming Institution that the information provided in such submission is correct, complete and in compliance with this Agreement.

5.2.                            Monthly Certificates. Within fifteen (15) days following the end of each Shared-Loss Month, the Assuming Institution shall deliver to the Receiver a Monthly Certificate setting forth in such form and detail as the Receiver may reasonably specify from time to time:

(a)                                 Shared-Loss Loans. For each Shared-Loss Loan, a completed schedule, substantially in the form of Exhibit 1, which provides for the following items, among others:

(i)                                     the Applicable Percentage of the sum of:

(A)                               the total Monthly Loss Amount for all Shared-Loss Loans; and

(B)                               the total monthly Recovery Amount for all Shared-Loss Loans;

(ii)                                  the total monthly Collections on Fully Charged-Off Assets;

(iii)                               the total Covered Loss or Covered Gain;

(iv)                              the Cumulative Loss Amount as of the beginning and as of the end of the Shared-Loss Month;

(v)                                 a summary of Shared-Loss Loans for which Loss Amounts (calculated in accordance with the applicable Exhibit) are claimed, of the related Loss Amount for each Shared-Loss Loan and of the total Monthly Loss Amount for all Shared-Loss Loans; and

(vi)                              a summary of Shared-Loss Loans for which Recovery Amounts were received by the Assuming Institution, of the Recovery Amount for each Shared-Loss Loan and of the total Recovery Amount for all Shared-Loss Loans.

(b)                                 Calculation of Loss Amount. For each of the Shared-Loss Loans for which a Loss is claimed for a Shared-Loss Month, a schedule showing the calculation of the Loss Amount in the form and in accordance with the methodology set forth in Exhibits 2a(1)-(3), Exhibits 2b(1)-(3), Exhibits 2c(1)-(3) or Exhibit 2d(1) as applicable.

(c)                                  Home Equity Loans. For each of the Restructured Loans where a gain or loss is realized in a sale under Sections 4.1 or 4.2, a schedule showing the calculation in the form and in accordance with the methodology set forth in Exhibit 2d(1).

(d)                                 Restructured Loans. For each of the Restructured Loans where a gain or loss is realized in a sale under Sections 4.1 or 4.2, a schedule showing the calculation in the form and in accordance with the methodology set forth in Exhibit 2d(2).

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(e)                                  Portfolio Performance and Summary Schedule. A portfolio performance and summary schedule substantially in the form shown in Exhibit 3.

5.3.                            Monthly Data.

(a)                                 Monthly Data Download. Within fifteen (15) days following the end of each Shared-Loss Month, the Assuming Institution shall provide to the Receiver:

(i)                                     the servicing file in machine-readable format including but not limited to the fields shown on Exhibit 5.3(a) for each outstanding Shared-Loss Loan, as applicable; and

(ii)                                  an Excel file for ORE held as a result of foreclosure on a Shared-Loss Loan listing for each item of ORE:

(A)                               the foreclosure date;

(B)                               the unpaid loan principal balance;

(C)                               the broker price opinion value or, if required by the Receiver in its discretion, the appraised value; and

(D)                               the projected liquidation date.

(b)                                 Completeness of Information. The Assuming Institution shall, consistent with Customary Servicing Procedures, provide to the Receiver complete and accurate information, except to the extent that it is unable to do so as a result of the failure of the Failed Bank or the Receiver to provide information required to produce any of the items listed at Section 5.3(a)(ii).

(c)                                  Limitations. The Assuming Institution may claim each item of expenditure, income, gain or loss only on the Monthly Certificate for the period in which such expenditure, income, gain or loss was incurred. The inclusion of information regarding any expenses in a Monthly Certificate or other documentation does not create any reimbursement obligation of the Receiver if the Assuming Institution is not otherwise in compliance with this Agreement.

(d)                                 True-Up Date. The Assuming Institution shall deliver the schedule required pursuant to Section 2.5(b) on or before the True-Up Date.

5.4.                            Notification of Related Loans. In addition to maintaining records of all Related Loans, the Assuming Institution shall prepare and deliver to the Receiver a schedule of all Related Loans on a semi-annual basis, together with the Monthly Certificates for the months ending June 30 and December 31, which specify all Related Loans on the Loan Records of the Assuming Institution as of the end of each such semi-annual period.

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5.5.                            Auditor’s Report; Right to Audit.

(a)                                 Independent Auditor’s Report.

(i)                                     Within the time period permitted for the examination audit pursuant to 12 C.F.R. §363 following the end of each fiscal year, from and including the fiscal year during which the Bank Closing Date occurs, up to and including the calendar year during which the Termination Date occurs, the Assuming Institution shall deliver to the Receiver and the Corporation a report signed by its independent public accountants stating that such accountants have reviewed this Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during each such year were not made in accordance with this Agreement.

(ii)                                  In the event that the Assuming Institution cannot comply with the provisions of Section 5.5(a)(i), within seven (7) days following the end of the time period permitted for the examination audit pursuant to 12 C.F.R. §363, the Assuming Institution shall submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to the attention of such accountants suggesting that any computations required to be made by the Assuming Institution during such year were not made by the Assuming Institution in accordance with this Agreement. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made. It is the intention of this provision to align the timing of the audit required under this Agreement with the examination audit required pursuant to 12 C.F.R. §363.

(b)                                 Assuming Institution’s Internal Audit. The Assuming Institution shall perform on an annual basis an internal audit of its compliance with this Agreement and shall provide the Receiver and the Corporation with:

(i)                                     copies of all internal audit reports and access to all related internal audit work papers; and

(ii)                                  a certificate signed by the chief executive officer or chief financial officer of the Assuming Institution certifying that the Assuming Institution is in compliance with this Agreement or identifying any areas of non-compliance.

(c)                                  Right of Receiver or Corporation to Audit. The Receiver or the Corporation, their respective agents, contractors and employees, may (but are not required to) perform an audit to determine the Assuming Institution’s compliance with this Agreement at any time, by providing not less than ten (10) Business Days prior notice. The scope, duration and location of any such audit shall be at the discretion of the Receiver or the Corporation, as the case may be, and may be conducted at the Assuming Institution’s place or places of business or otherwise. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the

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Assuming Institution and the Receiver shall make such accounting adjustments, payments and withholdings as may be necessary to give retroactive effect to such corrections.

(d)                                 Authority to Advisors and Representatives. The Assuming Institution shall, and shall cause its Affiliates, contractors and Third Party Servicers to, allow its advisors and representatives to discuss its (and any Affiliates’, contractors’ or Third Party Servicers’) affairs, finances and accounts as they relate to Shared-Loss Loans, or any other matters relating to this Agreement or the rights and obligations hereunder, with the Receiver and authorizes such advisors and representatives to so discuss such affairs, finances and accounts with the Receiver.

5.6.                            Accounting Principles.

(a)                                 Maintenance of Books and Records. The Assuming Institution shall at all times during the term of this Agreement keep books and records which fairly present all dealings and transactions carried out in connection with its business and affairs.

(b)                                 Accounting Principles. Except as otherwise provided for in the Purchase and Assumption Agreement or this Agreement, the Assuming Institution shall keep all financial books and records in accordance with generally accepted accounting principles, which shall be consistently applied for the periods involved.

(c)                                  Change in Accounting Principles. The Assuming Institution shall not make any change in its accounting principles which adversely affects the value of the Shared-Loss Loans, unless it obtains the prior written approval of the Corporation or if required by a change in generally accepted accounting principles. The Assuming Institution shall notify the Corporation of any change in its accounting principles that is required by a change in generally accepted accounting principles which would affect any Shared-Loss Loan, the accounting for any Shared-Loss Loan or the amount of any loss, gain, expense, cost or other item of reimbursement that may be due to or from the Assuming Institution.

5.7.                            Records and Reports.

(a)                                 Content of Records. The Assuming Institution shall establish and maintain records on a separate general ledger, and on such subsidiary ledgers as may be appropriate, in such form and detail as the Receiver or the Corporation may specify, to account for the Shared-Loss Loans and to enable the Assuming Institution to prepare and deliver such reports as the Receiver or the Corporation may from time to time request pursuant to this Article 5. Without limitation, such books and records shall be kept in such a manner that information will be readily obtainable to determine and document compliance with this Agreement and the Purchase and Assumption Agreement, including but not limited to documentation which shows or supports the following:

(i)                                     alternatives considered by the Assuming Institution with respect to defaulted Loans or Loans for which default is reasonably foreseeable;

(ii)                                  the calculation of Loss for claims submitted to the Receiver;

(iii)                               each line item on the Loss claim forms; and

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(iv)                              the Recovery Amount on Loans for which the Receiver has made a payment pursuant to this Agreement.

(b)                                 Retention of Calculations. The Assuming Institution shall provide its loss calculations for Shared-Loss Loans to the Receiver upon request.

(c)                                  Additional Information. The Assuming Institution shall promptly provide to the Receiver or the Corporation such information as the requesting party may request from time to time, including financial statements, computations and information as the Receiver or the Corporation deems necessary or appropriate in connection with monitoring compliance with this Agreement, certified as correct by the chief executive officer or chief financial officer of the Assuming Institution if so requested. The Assuming Institution shall provide to the Receiver all such loan-level data and cumulative information regarding the Shared-Loss Loans as the Receiver may request from time to time.

ARTICLE 6.                        MISCELLANEOUS.

6.1.                            Expenses. All costs and expenses incurred by a party in connection with this Agreement (including the performance of any obligations or the exercise of any rights hereunder) shall be borne by such party unless expressly otherwise provided, whether or not the transactions contemplated herein are consummated.

6.2.                            Successors and Assigns.

(a)                                 Binding on Successors and Assigns; Assignment. This Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Corporation in its corporate capacity without the consent of Assuming Institution. Notwithstanding anything to the contrary contained in this Agreement, the Assuming Institution may not assign or otherwise transfer this Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part) or sell or transfer any subsidiary of the Assuming Institution holding title to Shared-Loss Loans without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Agreement includes:

(i)                                     a merger or consolidation of the Assuming Institution with or into another Person, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(ii)                                  a merger or consolidation of the Assuming Institution’s Holding Company with or into another Person, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(iii)                               the sale of all or substantially all of the assets of the Assuming Institution to another Person; or

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(iv)                              a sale of Shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

Any transaction under this Section 6.2 that requires the Receiver’s consent that is made without such consent will relieve the Receiver of its obligations under this Agreement.

(b)                                 No Recognition of Loss. No loss shall be recognized under this Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3.                            WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN, OR TO HAVE A JURY PARTICIPATE IN RESOLVING, ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.4.                            No Third Party Beneficiary. This Agreement is for the sole and exclusive benefit of the parties and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries. Nothing in this Agreement shall be construed to grant to any other Person any right, remedy or claim under or in respect of this Agreement or any provision hereof.

6.5.                            Consent; Determination or Discretion. When the consent or approval of a party is required under this Agreement, such consent or approval shall be obtained in writing and unless expressly otherwise provided, shall not be unreasonably withheld or delayed. When a determination or decision is to be made by a party under this Agreement, that party shall make such determination or decision in its reasonable discretion unless expressly otherwise provided.

6.6.                            Rights Cumulative. Except as expressly otherwise provided herein, the rights of each of the parties under this Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Assumption Agreement, any of the agreements related thereto or under applicable law. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right, unless expressly otherwise provided.

6.7.                            References. References in this Agreement to Recitals, Articles, Sections and Exhibits are to Recitals, Articles, Sections and Exhibits of this Agreement, respectively, unless the context indicates that the Purchase and Assumption Agreement is intended. References to parties are to the parties to this Agreement. Unless expressly otherwise provided, references to days and months are to calendar days and months respectively. Article and Section headings are

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for convenient reference and shall not affect the meaning of this Agreement. References to the singular shall include the plural, as the context may require, and vice versa.

6.8.                            Notice.

(a)                                 Form of Notices. All notices shall be given in writing to the parties at the addresses set forth in Sections 6.8(b) and 6.8(c) and sent in accordance with the provisions of Section 13.6 of the Purchase and Assumption Agreement, unless expressly otherwise provided.

(b)                                 Notice to FDIC (Division of Resolutions and Receiverships). With respect to a notice under this Agreement, other than pursuant to Section 3.4(a):

Federal Deposit Insurance Corporation

Division of Resolutions and Receiverships

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Assistant Director, Franchise and Asset Marketing

(c)                                  Notice to FDIC (Legal Division). With respect to a notice under Section 3.4(a):

Federal Deposit Insurance Corporation Legal Division

1601 Bryan Street

Dallas, Texas 75201

Attention: Regional Counsel

with a copy to:

Federal Deposit Insurance Corporation Legal Division

Virginia Square, L. William Seidman Center

3501 Fairfax Drive, VS-E-7056

Arlington, Virginia 22226

Attention: Senior Counsel (Special Issues Group)

ARTICLE 7.                        DISPUTE RESOLUTION.

7.1.                            Methods of Resolution. The methods of resolving a dispute arising pursuant to this Agreement shall be as follows:

(a)                                 Charge-Offs. Any dispute as to whether a Charge-Off of a Shared-Loss Asset was made in accordance with the Examination Criteria shall be finally resolved by the Assuming Institution’s Chartering Authority.

(b)                                 Other Disputes. Any other dispute (a “Dispute Item”) shall be resolved in accordance with the following provisions of this Article 7.

7.2.                            Informal Resolution. The Receiver or the Corporation, as appropriate, (the “FDIC Party”) and the Assuming Institution shall negotiate in good faith to resolve any Dispute Item within thirty (30) Business Days following receipt of information concerning the Dispute Item.

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7.3.                            Resolution by Non-Binding Dispute Resolution Proceeding. If informal resolution of the Dispute Item pursuant to Section 7.2 is unsuccessful, the FDIC Party, on the one hand, and the Assuming Institution, on the other hand, may submit to the other party written notification of a Dispute Item (a “Notice of Dispute”). The Notice of Dispute shall contain a description of the dispute, an estimate of the amount in issue and any other information required pursuant to this Article 7. The parties shall make good faith efforts to resolve the dispute by mutual agreement within thirty-five (35) Business Days following receipt of the Notice of Dispute. In furtherance of these efforts, the parties should consider the mutually agreed upon use of less formal dispute resolution techniques, which may include, but are not limited to, mediation, settlement conference, early neutral evaluation and any other dispute resolution proceedings (as defined in § 571(6) of the Administrative Dispute Resolution Act (“ADRA”), 5 U.S.C. § 571 et seq.), as amended).

7.4.                            Confidentiality of Compromise Negotiations. All good faith attempts to resolve or compromise a dispute pursuant to Sections 7.2 or 7.3 will be confidential. All such compromise negotiations, including any statements made or documents prepared by any party, attorney or other participant, are inadmissible as evidence in other proceedings and may not be construed for any purpose as admissions against interest.

7.5.                            Payment Resulting from Compromise Negotiations. If the FDIC Party and the Assuming Institution resolve a Dispute Item to their mutual satisfaction pursuant to Sections 7.2 or 7.3, including any dispute pursuant to Section 2.6, then within thirty (30) days following such resolution, the appropriate party shall make payment or take action as agreed by the parties.

7.6.                            Formal Resolution.

(a)                                 Arbitration Matters. Any Dispute Item which has an estimated amount in issue not exceeding $500,000 per Asset may be proposed by the party seeking relief (the “Claimant Party”) for arbitration pursuant to the provisions of this Section 7.6. No more than three Dispute Items may be submitted for any single arbitration, provided that, by mutual agreement pursuant to Section 7.6(c), the parties may agree to submit any Dispute Item(s) to arbitration.

(b)                                 Proposal to Arbitrate. If the FDIC Party and the Assuming Institution do not resolve a Dispute Item pursuant to Sections 7.2 and 7.3, then within ten (10) Business Days following the expiration of the period provided in Section 7.3, the Claimant Party may propose to submit the unresolved Dispute Item to arbitration by notifying the other party (the “Respondent Party”) in writing.

(c)                                  Submission to Arbitration. The Respondent Party may agree to the Claimant Party’s proposal of arbitration by responding in writing within ten (10) Business Days following receipt of such proposal. Within five (5) Business Days following receipt of the Respondent Party’s agreement to arbitrate, the Claimant Party may submit the Dispute Item to the American Arbitration Association (“AAA”) for arbitration. No Dispute Item may be submitted for arbitration without the consent of both parties.

(d)                                 Waiver of Arbitration. If the Claimant Party does not (i) propose to submit the Dispute Item to arbitration within the period set forth in Section 7.6(b) or (ii) submit

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the Dispute Item to AAA within the period set forth in Section 7.6(c), then the Claimant Party shall be deemed to have waived submission of the Dispute Item to arbitration.

(e)                                  Litigation Matters. If the FDIC Party and the Assuming Institution do not agree to submit the Dispute Item to arbitration, the Dispute Item may be resolved by litigation in accordance with Federal or state law, as provided in Section 13.10 of the Purchase and Assumption Agreement. Any litigation shall be filed in a United States District Court in the proper district.

(f)                                   Arbitration Administrator. The FDIC Party may, in its discretion, appoint an organization other than AAA for administration of arbitration pursuant to this Section 7.6, in which case this Article 7 and the rules and procedures set forth herein, including the Commercial Arbitration Rules as referred to in Section 7.9, shall govern the arbitration. AAA or such other organization appointed pursuant to this Section 7.6(f) shall be referred to in this Agreement as the “Arbitration Administrator.”

7.7.                            Limitation on FDIC Party. Nothing in this Article 7 shall be interpreted as obligating the FDIC Party to submit to a dispute resolution proceeding (as defined in ADRA at § 571(6)) any Dispute Item described in (i) ADRA, § 572(b) or (ii) the FDIC’s Statement of Policy Regarding Binding Arbitration, 66 Fed. Reg.18632 (April 10, 2001), as amended, as a dispute for which an agency shall consider not using a dispute resolution proceeding.

7.8.                            Effectiveness of Agreement Pending Dispute. Notwithstanding anything in this Agreement to the contrary, in the event that a Notice of Dispute is provided to a party under this Article 7 prior to the Termination Date, the terms of this Agreement shall remain in effect with respect to the items set forth in such notice until the dispute with respect to such items has been finally resolved, and such dispute shall be resolved in accordance with the provisions of this Agreement even if that resolution occurs after the Termination Date.

7.9.                            Governing Rules and Law for Arbitration. Any arbitration shall be substantively governed by the Federal law of the United States of America, and in the absence of controlling Federal law, in accordance with the laws of the state in which the main office of the Failed Bank is located. The arbitration shall be procedurally governed by the Commercial Arbitration Rules (the “Commercial Arbitration Rules”) established by AAA to the extent that such rules are not inconsistent with this Article 7, the Federal Arbitration Act, 9 U.S.C. § 1 et seq. (“Federal Arbitration Act”), and ADRA., as each may be in effect at the time that the arbitration is initiated, except that the Commercial Arbitration Rules’ Expedited Procedures shall not apply unless the FDIC Party and Claimant Party otherwise agree in writing. The Review Board (as defined below) may modify the procedures set forth in such rules from time to time with the prior written approval of the Claimant Party and the Respondent Party.

7.10.                     Review Board Proceedings. The arbitration of a dispute shall be conducted by a review board (a “Review Board”) which shall consist of either one (1) or three (3) members (each, a “Member”) with such expertise as the Claimant Party and Respondent Party agree is relevant. The Claimant Party shall specify, in its Notice of Dispute, the number of Members which it proposes for the Review Board.

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(a)                                 Selection of Members.

(i)                                     Claimant Party Proposes One Member. If the Dispute Item(s) are less than $250,000 in total, the Claimant Party may propose that the Review Board shall consist of one Member, and shall state, in its Notice of Dispute, the name and address of the Member that it proposes for the Review Board. If the Respondent Party agrees, in its response to the Notice of Dispute, the Member suggested by the Claimant Party shall comprise the Review Board. If the Respondent Party agrees, in its response to the Notice of Dispute, that the Review Board shall consist of one Member, but states the name and address of a different proposed Member for the Review Board, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator, provided that, before the Respondent Party responds to the Notice of Dispute with a different proposed Member, the parties may also mutually agree upon one Member. If the Respondent Party proposes that the Review Board shall consist of three Members, then the Members shall be selected in accordance with Section 7.10(a)(iv).

(ii)                                  Claimant Party Proposes Three Members. If the Dispute Items exceed $250,000 in total, or if the Respondent Party proposes that the Review Board shall consist of three Members, then the Claimant Party shall state the name and address of the first of three Members in its Notice of Dispute. If the Respondent Party agrees that the Review Board shall consist of three Members, the Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a “Party-Appointed Arbitrator” (“Party-Appointed Arbitrator”), consistent with Commercial Arbitration Rule R-12. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator as provided in Section 7.6(c), then within ten (10) Business Days of such submission, the Party-Appointed Arbitrators shall select a neutral third Member (the “Neutral Member”) in accordance with Commercial Arbitration Rules R-11 and R-13, except that the Neutral Member need not be from the National Roster of Commercial Arbitrators. If the Respondent Party proposes that the Review Board shall consist of one Member, then the Member shall be selected in accordance with Section 7.10(a)(iii).

(iii)                               Respondent Party Proposes One Member. If the Claimant Party proposes that the Review Board shall consist of three Members, but the Respondent Party proposes that the Review Board shall consist of one Member in its response to the Notice of Dispute, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the Review Board unless the Respondent Party states the name and address of a different proposed Member in its response to the Notice of Dispute. If the Respondent Party proposes a different Member in its response to the Notice of Dispute, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator.

(iv)                              Respondent Party Proposes Three Members. If the Claimant Party proposes that the Review Board shall consist of one Member, but the Respondent Party proposes, in its response to the Notice of Dispute, that the Review Board shall consist of three Members, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the first Member of the Review Board. The Respondent Party

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shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a Party-Appointed Arbitrator. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator, a Neutral Member shall be selected in accordance with the procedure set forth in Section 7.10(a)(ii).

(b)                                 Removal of Members. A Party-Appointed Arbitrator may be removed at any time by the party who appointed that Member upon five (5) Business Days notice to the other party of the selection of a replacement Member. The Neutral Member may be removed by unanimous action of the Party-Appointed Arbitrators or unanimous action of the parties after five (5) Business Days notice to the Claimant Party and the Respondent Party and the Arbitration Administrator of the selection of a replacement Neutral Member.

(c)                                  Vacancies. Any vacancy on the Review Board prior to or after the commencement of the hearing of evidence and argument (the “Arbitration Hearing”) shall be handled in accordance with Commercial Arbitration Rule R-19, except that if a vacancy arises after the Arbitration Hearing has commenced, a substitute Member shall be selected in accordance with the rules under which the original Member was selected.

7.11.                     Impartiality. As a condition of serving on the Review Board, within five (5) Business Days after being selected, each Member shall provide a written oath, under penalty of perjury, containing a statement that the Member does not have any conflicts of interest (whether official, financial, personal or otherwise) with respect to the issues or parties in controversy, and that each Member agrees to be bound by the provisions of this Article 7 as applicable to the Members. If a Member has any potential conflict of interest, the Member shall fully disclose such interest in writing to the Claimant Party and the Respondent Party and the Member shall not serve on the Review Board, unless the Claimant Party and the Respondent Party agree otherwise. The Conflicts Committee of the Legal Division of the Corporation shall review any potential conflicts of interest for potential waiver. None of the Members may serve as counsel, advisor, witness or representative to any party to the arbitration.

7.12.                     Schedule. The Review Board shall assume control of the arbitration process and shall schedule all events as expeditiously as possible. The Arbitration Hearing shall commence within ninety (90) Business Days after receipt of the Notice of Dispute by the Arbitration Administrator.

7.13.                     Written Award. Within twenty (20) Business Days following closing of the Arbitration Hearing, as determined by Commercial Arbitration Rule R-35, the Review Board shall determine the prevailing party and award the prevailing party its proposed award or award any remedy or relief that the arbitrator deems just and equitable and within the scope of this Article 7, but in no event may an award of the Review Board (inclusive of all claims and counterclaims) exceed the maximum amount set forth in Section 7.6(a). If the Review Board consists of three (3) Members, the determination of any two (2) Members shall constitute the Review Board’s determination. The Review Board shall present to the Claimant Party and the Respondent Party a written award regarding the dispute. The written award shall contain a brief, informal discussion of the factual and legal basis for the award and need not contain formal findings of facts and law.

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7.14.                     Interest Rate on Award. Any award amounts ultimately determined to be payable pursuant to the Review Board’s written award shall bear interest at the Settlement Interest Rate from a beginning date specified by the Review Board in its written award and until the date on which payment is made.

7.15.                     Payments. All payments required to be made under this Article 7 shall be made by wire transfer and within fifteen (15) Business Days following the date on which the award becomes final, as provided by ADRA at § 580(b). The Review Board will have no authority to award any punitive, consequential, special or exemplary damages.

7.16.                     Fees, Costs and Expenses. The Review Board will have no authority to award attorneys’ fees or costs incurred by either party to the arbitration. Each party will bear the fees, costs, and expenses which it incurs in connection with the submission of any dispute to a Review Board, including the fees and expenses of the Member which it selected in accordance with the Arbitration Administrator’s fee schedule. The Claimant Party and the Respondent Party will share equally the fees and expenses of the Neutral Member and any administrative fees of the arbitration (which shall not include the fees and expenses of the Members). No fees, costs or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the Receiver under this Article 7 or otherwise.

7.17.                     Binding and Conclusive Nature. Arbitration of a dispute pursuant to this Article 7 shall be final, conclusive and binding on the parties and not subject to further dispute or review, and judgment upon the award made by the Review Board may be entered in accordance with applicable law in any court having jurisdiction thereof. Other than as provided by the Federal Arbitration Act and ADRA, no review, appeal or reconsideration of the Review Board’s determination shall be permitted, including review, appeal or reconsideration by the Review Board or any other arbitrators. The parties agree to faithfully observe the provisions of this Article 7 and the Commercial Arbitration Rules, and the parties agree to abide by and perform any award rendered by the Review Board.

7.18.                     No Precedent. No decision, interpretation, determination, analysis, statement, award or other pronouncement of a Review Board shall constitute precedent in regard to any subsequent proceeding (whether or not such proceeding involves dispute resolution under this Agreement), nor shall any Review Board be bound to follow any decision, interpretation, determination, analysis, statement, award or other pronouncement rendered by any previous Review Board or any other previous dispute resolution panel that may have convened in connection with a transaction involving other failed financial institutions or Federal assistance transactions.

7.19.                     Confidentiality; Proceedings, Information and Documents. No arbitration held pursuant to this Article 7 shall be public or accessible to any person other than the parties and their representatives, the Review Board and witnesses participating in the arbitration (and then, only to the extent of their participation). Each party and each Member shall strictly maintain the confidentiality of all issues, disputes, arguments, positions and interpretations of any such proceeding, as well as all testimony, pleadings, filings, discovery, information, attachments, enclosures, exhibits, summaries, compilations, studies, analyses, notes, documents, statements, schedules and other similar items associated therewith (“Confidential Information”), in accordance with the provisions of ADRA. In the event that disclosure of

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Confidential Information is required pursuant to law, rule or regulation, or in the event that disclosure is required pursuant to statute or court determination as provided by ADRA, then to the extent reasonably practicable, the person required to make the disclosure shall provide the other party or parties with written notice of such disclosure within one (1) Business Day following the request that it make such disclosure, and in any event prior to making such disclosure, so that the other party or parties may seek a protective order.

7.20.                     Confidentiality of Arbitration Award. Notwithstanding the provisions of Section 7.19, no party has any duty of confidentiality with respect to any arbitration award made pursuant to this Article 7.

7.21.                     Extension of Time Periods. The parties may extend any period of time provided in this Article 7 by mutual agreement.

7.22.                     Venue. The arbitration shall take place at such location as the parties thereto may mutually agree, but if they cannot agree, then it will take place at the offices of the Corporation in Washington, D.C., or Arlington, Virginia.

ARTICLE 8.                        DEFINITIONS. The capitalized terms used in this Agreement shall have the meanings defined or referenced in this Article 8.

“AAA” has the meaning set forth in Section 7.6(c).

“Accounting Records” means Records including, but not limited to, corporate minutes, general ledger and subsidiary ledgers and schedules which support general ledger balances.

“Accrued Interest” means, for any Shared-Loss Loan, the amount of accrued earned and unpaid interest, taxes, credit life and/or disability insurance premiums (if any) payable by the Obligor, all as reflected on the Accounting Records of the Failed Bank or the Assuming Institution (as applicable) at the note rate specified in the applicable loan documents, for no more than a maximum of ninety (90) days.

“ADRA” has the meaning set forth in Section 7.3.

“Affiliate” has the meaning set forth in the Purchase and Assumption Agreement; provided that, for purposes of this Agreement, no Third Party Servicer appointed by an Affiliate shall be deemed to be an Affiliate of the Assuming Institution solely by virtue of that appointment.

“Agreement” has the meaning set forth in Recital A.

“Applicable Percentage” is 80% for the Tranche 1 Amount and 80% for the Tranche 2 Amount.

“Arbitration Administrator” has the meaning set forth in Section 7.6(f).

“Arbitration Hearing” has the meaning set forth in Section 7.10(c).

“Assets” has the meaning set forth in the Purchase and Assumption Agreement.

“Assuming Institution” has the meaning set forth in the Purchase and Assumption

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Agreement.

“Bank Closing Date” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Premises” has the meaning set forth in the Purchase and Assumption Agreement.

“Book Value” has the meaning set forth in the Purchase and Assumption Agreement.

“Business Day” has the meaning set forth in the Purchase and Assumption Agreement.

“Charge-Off” means, for any period with respect to a particular Shared-Loss Loan, the amount of a loan or portion of a loan classified as “Loss” under the Examination Criteria as effected by the Assuming Institution and reflected on its Accounting Records for such period, consisting solely of a charge-off of the following:

(a)                                 the principal amount of such Shared-Loss Loan net of unearned interest;

(b)                                 a write-down associated with Shared-Loss Loans, ORE or loan modification(s);

(c)                                  Accrued Interest for no more than a maximum of ninety (90) days; plus

(d)                                 capitalized expenditures.

Losses incurred on the sale or other disposition of Shared-Loss Loans to any Person shall not constitute Charge-Offs except for: (i) sales duly conducted in accordance with the provisions of Sections 4.1(a) and 4.1(b), (ii) the sale or other disposition of ORE to a Person other than an Affiliate of the Assuming Institution which was conducted in a commercially reasonable and prudent manner and (iii) other sales or dispositions, if any, with respect to which the Receiver granted prior consent.

“Chartering Authority” has the meaning set forth in the Purchase and Assumption Agreement.

“Claimant Party” has the meaning set forth in Section 7.6(a).

“Collections on Fully Charged-Off Assets” means fifty per cent (50%) of collections on Fully Charged-Off Assets less fifty per cent (50%) of any expenses attributable to Fully Charged-Off Assets.

“Commencement Date” means the first day following the Bank Closing Date.

“Commercial Agreement” means, if any, the Commercial Shared-Loss Agreement and the Exhibits thereto attached to the Purchase and Assumption Agreement as Exhibit 4.15B and entered into of even date with this Agreement between among Receiver, Corporation and the Assuming Institution.

“Commercial Arbitration Rules” has the meaning set forth in Section 7.9.

“Commitment” has the meaning set forth in the Purchase and Assumption Agreement.

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“Confidential Information” has the meaning set forth in Section 7.19.

“Corporation” has the meaning set forth in the Purchase and Assumption Agreement.

“Covered Gain” has the meaning set forth in Section 2.3(b).

“Covered Loss” has the meaning set forth in Section 2.3(a).

“Cumulative Loss Amount” means the sum of all Monthly Loss Amounts minus the sum of (a) all Recovery Amounts plus (b) all Collections on Fully Charged-Off Assets.

“Customary Servicing Procedures” means procedures (including collection procedures) that the Assuming Institution (or, to the extent that a Third Party Servicer is appointed in accordance with Section 3.3, the Third Party Servicer) customarily employs and exercises in servicing and administering mortgage loans for its own accounts and the servicing procedures established by the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation (as in effect from time to time), which are in accordance with accepted mortgage servicing practices of prudent lending institutions and all applicable laws and regulations.

“Deficiency Loss” means, pursuant to the final determination by a court in a bankruptcy proceeding that the value of the collateral is less than the amount of the related Shared-Loss Loan, the difference between the then unpaid principal balance on the Shared-Loss Loan (or the net present value of a modified Shared-Loss Loan that defaults) and the value of the collateral so established.

“Dispute Item” has the meaning set forth in Section 7.1(b).

“Examination Criteria” means the loan classification criteria employed by, and any applicable regulations of, the Assuming Institution’s Chartering Authority at the time an action is taken, as such criteria may be amended from time to time.

“Failed Bank” has the meaning set forth in the Purchase and Assumption Agreement.

“Failed Bank Charge-Offs” means, with respect to any Asset, an amount equal to the aggregate reversals or charge-offs of Accrued Interest and charge-offs and write-downs of principal effected by the Failed Bank with respect to that Asset as reflected on the Accounting Records of the Failed Bank.

“Federal Arbitration Act” has the meaning set forth in Section 7.9.

“FDIC” means the Federal Deposit Insurance Corporation, in any capacity, as appropriate.

“FDIC Party” has the meaning set forth in Section 7.2.

“Final Shared-Loss Month” means the calendar month in which the Termination Date occurs.

“Fixtures” has the meaning set forth in the Purchase and Assumption Agreement.

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“Foreclosure Loss” means the loss realized when the Assuming Institution has completed the foreclosure on a Shared-Loss Loan and has realized final recovery on the collateral through liquidation and recovery of all insurance proceeds. Each Foreclosure Loss shall be calculated in the form and determined in accordance with the methodologies set forth in Exhibits 2c(1)-(3).

“Fully Charged-Off Assets” means Assets subject to Failed Bank Charge-Offs that were completely charged-off by the Failed Bank and had a Book Value of zero on the Bank Closing Date.

“Holding Company” means any company owning Shares of the Assuming Institution that is a holding company pursuant to the Bank Holding Company Act of 1956, 12 U.S.C. 1841 et seq. or the Home Owners’ Loan Act, 12 U.S.C. 1461 et seq.

“Home Equity Loan” means a Loan or the funded or unfunded portions of a line of credit secured by a mortgage on a one-to-four-family residence or stock of a cooperative housing association in respect of which the Failed Bank did not have a first lien on the same property as collateral.

“Home Equity Loan Loss” means the loss on a Home Equity Loan calculated in the form and determined in accordance with the charge-off policies of and the loan classification criteria employed by the Assuming Institution’s Chartering Authority as set forth in Exhibit 2d(1).

“Investor-Owned Residential Loan” means a Loan, excluding advances made pursuant to a Home Equity Loan, that is secured by a mortgage on a one-to-four family residence or stock of a cooperative housing association that is not owner-occupied or the borrower’s primary residence.

“Intrinsic Loss Estimate” is eighty six million dollars ($86,000,000.00).

“Loan” has the meaning set forth in the Purchase and Assumption Agreement.

“Loan Records” means the subsidiary systems of record on which the loan history and balance of each Shared-Loss Loan is maintained; individual loan files containing either an original or copies of documents that are customary and reasonable with respect to loan servicing, including management and disposition of ORE; the records documenting alternatives considered with respect to loans in default or for which a default is reasonably foreseeable; records of loss calculations and supporting documentation with respect to line items on the loss calculations; and monthly delinquency reports and other performance reports customarily utilized by the Assuming Institution in management of loan portfolios.

“Loan Sale Loss” means the loss realized on a sale of a Shared-Loss Loan in pursuant to Section 4.1(a).

“Loss” means a Foreclosure Loss, Restructuring Loss, Short-Sale Loss, Loan Sale Loss, Modification Default Loss, Deficiency Loss or Home Equity Loan Loss.

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“Loss Amount” means the dollar amount of any Loss incurred and reported on the Monthly Certificate for a Shared-Loss Loan.

“Management Standards” has the meaning set forth in Section 3.1.

“Member” has the meaning set forth in Section 7.10.

“Modification Default Loss” means the loss calculated in the form and determined accordance with the methodologies set forth in Exhibits 2a(1)-(3) for Single Family Shared-Loss Loans previously modified pursuant to this Agreement that subsequently default and result in a Foreclosure Loss, a Short Sale Loss or a Deficiency Loss.

“Modification Guidelines” has the meaning set forth in Section 2.4(c).

“Monthly Certificate” means a certificate or certificates, signed by an officer of the Assuming Institution involved in, or responsible for, the administration and servicing of the Shared-Loss Loans, whose name appears on a list provided to the Receiver (as updated by the Assuming Institution as needed from time to time) of servicing officers and the related supporting documentation, setting forth in such form and detail as the Receiver may specify from time to time the items set forth in Section 5.2.

“Monthly Loss Amount” means the sum of all Restructuring Losses, Deficiency Losses, Modification Default losses, Short-Sale Losses, Foreclosure Losses, Home Equity Loan Losses, Loan Sale Losses and losses on Investor-Owned Residential Loans realized by the Assuming Institution for any Shared-Loss Month.

“Net Loss Amount” means the sum of all Cumulative Loss Amounts pursuant to this Agreement plus total Covered Losses minus total Covered Gains pursuant to the Commercial Agreement.

“Neutral Member” has the meaning set forth in Section 7.10(a)(ii).

“Notice of Dispute” has the meaning set forth in Section 7.3.

“Obligor” has the meaning set forth in the Purchase and Assumption Agreement.

“ORE” means the following Assets that (a) are owned by the Failed Bank as of the Bank Closing Date and purchased pursuant to the Purchase and Assumption Agreement or (b) have been acquired subsequent to the Bank Closing Date from the collection or settlement by the Assuming Institution of a Shared-Loss Loan, including, without limitation, any assets which have been fully or partially charged-off on the books and records of the Failed Bank or the Assuming Institution:

(i)         interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights; and

(ii)         other assets (whether real property, furniture, fixtures or equipment and, at the option of the Receiver, other personal property) acquired by foreclosure of ORE or in full or partial satisfaction of judgments or indebtedness.

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“Party-Appointed Arbitrator” has the meaning set forth in Section 7.10(a)(ii).

“Person” has the meaning set forth in the Purchase and Assumption Agreement.

“Receiver” has the meaning set forth in the Purchase and Assumption Agreement.

“Record” has the meaning set forth in the Purchase and Assumption Agreement.

“Recovery Amount” means, with respect to any period prior to the Termination Date, the amount of funds received by the Assuming Institution that are (i) gains on a Foreclosure Loss or Short-Sale Loss calculated in accordance with the methodology set forth in Exhibits 2c(1)-(3) or Exhibits 2b(1)-(3) respectively, (ii) gains realized from a sale of Shared-Loss Loans pursuant to Sections 4.1(a) and 4.1(b) for which the Assuming Institution has previously received a Restructuring Loss payment from the Receiver or (iii) incentive payments from national programs paid to an investor or borrower on loans that have been modified or otherwise treated in accordance with Exhibit 5.

“Related Loan” means a loan or extension of credit held by the Assuming Institution at any time on or prior to the end of the Final Shared-Loss Month that is:

(a)                                 made to an Obligor of a Shared-Loss Loan; or

(b)                                 attributable to the same primary Obligor with respect to any Loan described at paragraph (a) under the applicable rules of the Assuming Institution’s Chartering Authority concerning the legal lending limits of financial institutions organized under its jurisdiction as in effect on the Commencement Date.

“Respondent Party” has the meaning set forth in Section 7.6(b).

“Restructured Loan” means a Shared-Loss Loan for which the Assuming Institution has received a Restructuring Loss payment from the Receiver, and may apply to owner-occupied and investor-owned residences.

“Restructuring Loss” means the loss on a modified Loan or a Restructured Loan represented by the difference between (a) the principal, Accrued Interest, tax and insurance advances, third party or other fees due on such loan prior to the modification or restructuring and (b) the net present value of estimated cash flows on the modified or restructured loan, discounted at the Then-Current Interest Rate. Each Restructuring Loss shall be calculated in the form and determined in accordance with the methodologies set forth in Exhibits 2a(1)-(3), as applicable.

“Review Board” has the meaning set forth in Section 7.10.

“Settlement Interest Rate” has the meaning set forth in the Purchase and Assumption Agreement.

“Shared-Loss Loan” means any or all of a Single Family Shared-Loss Loan, Investor-Owned Residential Loan, Restructured Loan or Home Equity Loan and any Commitment with respect to those loans or any ORE resulting from foreclosure on such loans, as applicable.

“Shared-Loss Month” means each calendar month commencing on the first day of each

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month following the Commencement Date and ending on the Termination Date, except that the first Shared-Loss Month shall begin on the Commencement Date and end on the last day of that month.

“Shares” means common stock and any instrument which is, or may become, convertible into common stock.

“Short-Sale Loss” means the loss resulting from the Assuming Institution’s acceptance from a mortgagor of a payoff in an amount less than the balance due on a Loan (including the costs of any cash incentives to the borrower to agree to such sale or to maintain the property pending such sale), provided that each Short-Sale Loss shall be calculated in the form and determined in accordance with the methodologies set forth in Exhibits 2b(1)-(3).

“Single Family Shared-Loss Loan” means a single family one-to-four owner-occupied residential mortgage loan, excluding a Home Equity Loan, that is secured by a mortgage on a one-to four family residence or stock of a cooperative housing association.

“Termination Date” means the last day of the month in which the tenth (10th) anniversary of the Commencement Date occurs.

“Then-Current Interest Rate” means the most recently published Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans, or such other interest rate approved by the Receiver.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution, which may include an Affiliate of the Assuming Institution, to service the Shared-Loss Loans on behalf of the Assuming Institution.

“Tranche 1 Amount” means a Cumulative Loss Amount up to and including eighty six million dollars ($86,000,000.00).

“Tranche 2 Amount” means a Cumulative Loss Amount in excess of the Tranche 1 Amount.

“True-Up Date” means the date which is forty-five (45) days after the latest to occur of the Termination Date of this Agreement, the Termination Date of the Commercial Agreement or disposition of all Assets pursuant to this Agreement or the Commercial Agreement.

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EXHIBIT 1 MONTHLY CERTIFICATE Note: This is an example only and not representative of any transaction. FDIC FDIC as Receiver of: FDIC completes Fund No: ### Section 1: Payment Summary Purchase and Assumption Agreement Dated: date For Single Family Beginning of this Shared-Loss Period: 1/1/2010 Shared Loss Agreement End of this Shared-Loss Period: 3/31/2010 For Single Family Shared Loss Agreement 1. Is FDIC coverage rate based solely on single family agreement losses? yes 2. Are assets that were fully charged off at closing treated differently in this agreement? yes If the answer to #1 is No, then enter the following: If the answer to #1 is No, and the answer to #2 is Yes, then enter the following: 3. Commercial: Inception-to-date Covered Losses, net of Recoveries - 4. Commercial: Inception-to-date Net Recoveries from fully charged off assets 3a. Securities: Inception-to-date Covered Losses, net of Recoveries - 4a. Securities: Inception-to-date Net Recoveries from fully charged off assets This section calculates covered losses during this period: All Previous Certificates This Certificate Inception to Date 5. Total Covered Loss (Gain) Amount 0 0 0 6. If answer to 2 is Yes, then add back: Recoveries From Fully Charged Off Assets 0 0 0 7. Equals: Total Covered Losses subject to standard loss share treatment 0 0 0 This section calculates the payment amount: Net Loss Recoveries from 1st Tranche 2nd Tranche 3rd Tranche Fully-Charged-Off (Between threshold) Assets at Close (to) FDIC (Below Threshold) and Cap) (Above Cap) 8. Maximum amount eligible for payment within each tranche 100 200 n/a 9. FDIC’s Applicable Loss Share Percentage 80% 0% 80% 50% 10. Beginning Balance: Amount of each tranche already filled from previously reported losses - - - 11. New Covered Losses (Gains) under standard loss share incurred during period - n/a n/a 12. Covered Losses (Gains) applicable to each tranche during this period (on this Certificate) - - - 13. Distribution of Net Losses across tranches after this Certificate - - - 14. Covered Losses (Gains) applicable to each tranche during this period (on this Cert) - - - 15. Amount Due From (to) FDIC for this Certificate - - - - This section contains wiring Instructions of Intergovernment Payout and Collection: Preparer signature: X 9-Digit ABA Number Preparer name: Account Number Account Name Further Credit Account Officer signature: X Further Credit Name OBI Officer name: Officer title Bank Name Bank Address Module 1 – Whole Bank w/ Optional Shared Loss Agreements 31 Peoples State Bank Version 3.0 –SINGLE FAMILY SHARED-LOSS AGREEMENT Hamtramck, Michigan December 8, 2010

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FDIC as Receiver of: FDIC completes Fund No: ### Purchase and Assumption Agreement Dated: date Section 2: Summary for the Period Beginning of this Shared-Loss Period: 1/1/2010 For Single Family End of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement PART A. Opening/Closing/Net Shared-Loss Asset Balances - Active loans Number Balance 1. Opening Active Loans Balance 0 0 2. Add: HELOC Advances 0 3. Add: Capitalization (from restructuring, forbearance plans, etc) 0 4. Less: a) Prin Collections (amortization/partial) 0 b) Paid in Full 0 0 c) Foreclosures 0 0 d) Short Sales 0 0 e) Principal Reduction 0 f) Qualifying Charge-Offs (excluding accr int) 0 0 g) Loan Sales 0 0 5. Add: Other Adjustments (net) 0 0 6. Net (Reduction)/Increase Amount 0 0 7. Closing Balance 0 0 PART B. Opening/Closing/Net Shared-Loss Asset Balances - ORE activity Number Balance 8. Opening ORE Balance 0 0 9. Add: New ORE 0 0 10. Add: ORE Adjustments (net) 0 0 11. Less: Sold ORE 0 0 12. Closing Balance 0 0 PART C. Loss Events and Charge-offs Number Balance 13. Opening Cumulative Covered Loss (Gain) Amount (SFR only) 0 0 14. Add: a) Foreclosure Sale Loss Amount 0 0 b) Short Sale Loss Amount 0 0 c) Restructuring Loss Amount 0 0 d) Charge-Off Loss Amount 0 0 15. Add: Qualifying Loss on Loan Sale 0 0 16. Less: a) Recoveries From Fully Charged Off Assets * 0 b) Other Recoveries and Adjustments 0 17. Less: a) FDIC Adjustment - Recoveries From Fully Charged Off Assets * 0 b) FDIC Adjustment - All Other 0 18. Total Covered Loss (Gain) Amount for this Period 0 0 19. Closing Cumulative Covered Loss (Gain) Amount 0 0 Memo items: 20. Total previously reported Recoveries from Fully Charged Off Assets 0 21. Total Recoveries this period 0 * As of the beginning of the Loss Share Agreement 32

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FDIC as Receiver of: FDIC completes Fund No: ### Purchase and Assumption Agreement Dated: date Section 3: Summary for the Period Beginning of this Shared-Loss Period: 1/1/2010 For Single Family End of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement Loans Secured by 1-4 Family Residential Property* Secured by First Lien Number Balance Current 0 0 30-59 days 0 0 60-89 days 0 0 90-119 days 0 0 120+ days 0 0 In Bankruptcy (and not in Foreclosure) 0 0 In Foreclosure 0 0 Total 0 0 Secured by Second Lien Number Balance Current 0 0 30-59 days 0 0 60-89 days 0 0 90-119 days 0 0 120+ days 0 0 In Bankruptcy (and not in Foreclosure) 0 0 In Foreclosure 0 0 Total 0 0 Loans Secured by 1-4 Family Residential Property in Process of Restructuring** Secured by First Lien Number Balance Current 0 0 30-59 days 0 0 60-89 days 0 0 90-119 days 0 0 120+ days 0 0 In Bankruptcy (and not in Foreclosure) 0 0 In Foreclosure 0 0 Total 0 0 Secured by Second Lien Number Balance Current 0 0 30-59 days 0 0 60-89 days 0 0 90-119 days 0 0 120+ days 0 0 In Bankruptcy (and not in Foreclosure) 0 0 In Foreclosure 0 0 Total 0 0 * Note: Include both “Loans Secured by 1-4 Family Residential Property” and “Loans Secured by 1-4 Family Residential Property in Process of Restructuring”. Total Number and Balance should equal Active Loan file. ** Note: Include only “Loans Secured by 1-4 Family Residential Property in Process of Restructuring” 33

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EXHIBIT 2a(1)

CALCULATION OF RESTRUCTURING LOSS

HAMP OR FDIC LOAN MODIFICATION

(Loan Written Down to Book Value Prior to Loss Share)

Note: This is an example only and not representative of any transaction.

1	Shared-Loss Month	20100831
2	Loan no:	123456
3	Modification Program:	HAMP

	Loan before Restructuring
4	Unpaid principal balance	450000
50	Net Book Value per Schedule 4.15A	375000
51	Less: Post closing principal payments	2500
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20091230
9	Delinquency Status	F
10	Monthly payment - P&I	2539
11	Monthly payment - T&I	200
	Total monthly payment	2739
12	Household current annual income	55000
13	Valuation Date	20100901
14	Valuation Amount	350000

15	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090119
17	Modification Effective Date	20090419
18	Net Unpaid Principal Balance (net of forbearance & principal reduction)	403147
19	Principal forbearance	60040
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490119
24	Interest rate	0.02000
25	Next Payment due date	20090601
26	Monthly payment - P&I	1221
27	Monthly payment - T&I	200
	Total monthly payment	1421
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

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	Restructuring Loss Calculation
50-
51	Net Book Value Less Principal Payments	372500
35	Attorneys’ fees	0

36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Gross balance recoverable by Assuming Institution	375600

	Cash Recoveries:
52	MI Claim Date	20090119
53	MI Claim Amount	252000
54	MI Response Date	20090519
42	MI Contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive	0
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd1)	364556

48	Loss Amount	11044

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2a(2)

CALCULATION OF RESTRUCTURING LOSS

HAMP OR FDIC LOAN MODIFICATION

(No Preceding Loan Restructure Under Loss Share)

Note: This is an example only and not representative of any transaction.

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	HAMP

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20091230
9	Delinquency Status	F
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	200
	Total monthly payment	3247
12	Household current annual income	55000
13	Valuation Date	20100901
14	Valuation Amount	350000
15	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090119
17	Modification Effective Date	20090419
18	Net Unpaid Principal Balance (net of forbearance & principal reduction)	403147
19	Principal forbearance	60040
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490119
24	Interest rate	0.02000
25	Next Payment due date	20090601
26	Monthly payment - P&I	1221
27	Monthly payment - T&I	200
	Total monthly payment	1421
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation

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same as 4 above	Unpaid Principal Balance before restructuring/modification	450000
34	Accrued interest, limited to 90 days	7313
35	Attorneys’ fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Gross balance recoverable by Assuming Institution	460413

	Cash Recoveries:
52	MI Claim Date	20090119
53	MI Claim Amount	370000
54	MI Response Date	20090519
42	MI Contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive	0
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd2)	364556

48	Loss Amount	95856

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2a(3)

CALCULATION OF RESTRUCTURING LOSS

2ND FDIC RESTRUCTURING

Note: This is an example only and not representative of any transaction.

Restructure after Covered Loan Restructuring

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	FDIC

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20091230
9	Delinquency Status	F
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	200
	Total monthly payment	3247
12	Household current annual income	55000
13	Valuation Date	20100901
14	Valuation Amount	350000

15	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090201
17	Modification Effective Date	20090501
18	Net Principal balance (net of forbearance & principal reduction)	403147
19	Principal forbearance	60040
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490501
24	Interest rate	0.02000
25	Next Payment due date	20090601
26	Monthly payment - P&I	1221
27	Monthly payment - T&I	200
	Total monthly payment	1421
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation
32	Previous NPV of loan modification	458740

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33	Less: Post modification principal payments	2500
	Plus:
35	Attorneys’ fees	0

36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Gross balance recoverable by Assuming Institution	459340

	Cash Recoveries:
52	MI Claim Date	20090119
53	MI Claim Amount	0
54	MI Response Date	20090519
42	MI contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive	0
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd3)	364556

48	Loss Amount	94784

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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Notes to Exhibits 2a (Restructuring)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross balance recoverable by the Assuming Institution and the total cash recovery. There are three methods of calculation for Restructuring Loss:

a.                                      Use Exhibit 2a(1) for loans written down to book value prior to the Bank Closing Date (based on the loan balance specified on Schedule 4.15A) less any post closing principal payments.

b.                                      If a Restructuring Loss has already been processed for the loan, use Exhibit 2a(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss.

c.                                       Otherwise, use Exhibit 2a(2). The unpaid balance of the loan as of the last payment date is the starting point for this Restructuring Loss calculation.

3.                                      The gross balance recoverable by the Assuming Institution (shown after line 41) is calculated as: the sum of lines 50-51, and 35-41 for Exhibit 2a(1), the sum of lines 4, and 34-41 for Exhibit 2a(2), line 32 minus line 33 plus lines 35-41 for Exhibit 2a(3). Costs specified in lines 35-41 must be related to the second restructuring.

4.                                      For all Exhibits 2a, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

5.                                     For all Exhibits 2a, the total cash recovery is calculated as the sum of the lines 52-54 and 42-44.

6.                                      For purposes of loss sharing, Losses on Restructured Loans are calculated as the difference between the gross balance recoverable by the Assuming Institution and the Net Present Value (NPV) of the estimated cash flows (line 47). The cash flows should assume no default or prepayment for ten years, followed by prepayment in full at the end of ten (10) years (one hundred twenty (120) months).

7.                                      Reasonable and customary third party attorneys’ fees and expenses incurred by or on behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

8.                                      For owner-occupied residential loans, the NPV is calculated using then current Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans as of the restructuring date.

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9.                                      For Investor-Owned Residential Loans or non-owned occupied residential loans, the Assuming Institution may propose a commercially reasonable discount rate for the NPV calculation.

10.                               If the new loan is an adjustable-rate loan, interest rate resets and related cash flows should be projected based on the index rate in effect at the date of the loan restructuring. If the restructured loan otherwise provides for specific changes in monthly principal and interest (“P&I”) payments over the term of the loan, those changes should be reflected in the NPV. The Assuming Institution must retain the supporting schedules of NPV as required by Section 5.2 of the Single Family Shared-Loss Agreement and provide it to the FDIC if requested for a sample audit.

11.                               Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs, or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

12.                              If Exhibit 2a(1) or 2a(3) is used, then no Accrued Interest may be included as a Covered Loss. Otherwise, the amount of Accrued Interest that may be added to the balance of the loan is limited to the minimum of:

a.             ninety (90) days;

b.             the number of days that the loan is delinquent at the time of restructuring; or

c.             the number of days between the resolution date and the restructuring.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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EXHIBIT 2b(1)

CALCULATION OF SHORT-SALE LOSS

(WRITTEN DOWN TO BOOK VALUE)

Note: This is an example only and not representative of any transaction.

Exhibit 2b(1)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	62201

3	Interest Paid-to-Date	20071130
4	Short Payoff Date	20090522
5	Note Interest rate	0.08500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	45000
8	Estimated NPV of loan mod	220000
9	Valuation Date	20090121
10	Valuation Amount	300000

11	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Short-Sale Loss calculation
13	Net Book Value per Schedule 4.15A	300000
14	Less: Post closing principal payments	0
17	Accrued interest, limited to 90 days	6375
18	Attorneys’ fees	75

19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	250
23	Inspections	600
24	Other	0
25	Incentive to borrower	5000

	Gross balance recoverable by Assuming Institution	312300

	Cash Recoveries:
26	Amount accepted in Short-Sale (proceeds gross of claimed amounts)	275000
27	Hazard Insurance	0
33	MI Claim Date	20090119
34	MI Claim Amount	0
35	MI Response Date	20090519
28	Mortgage Insurance	0
29	T & I scrow account balance, if positive	0

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30	Other credits, if any (itemize)	0

	Total Cash Recovery	275000

31	Loss Amount	37300

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2b(2)

CALCULATION OF LOSS FOR SHORT-SALE LOANS

(NO PRECEDING LOAN MODIFICATION UNDER LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2b(2)

CALCULATION OF LOSS FOR SHORT SALE LOANS

No Preceding Loan Restructure under Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	58776

3	Interest Paid-to-Date	20080731
4	Short Payoff Date	20090417
5	Note Interest rate	0.07750
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	38500
8	Estimated NPV of loan mod	200000
9	Valuation Date	20090121
10	Valuation Amount	300000

11	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Short-Sale Loss calculation
12	Loan UPB	375000
17	Accrued interest, limited to 90 days	7266
18	Attorneys’ fees	0

19	Foreclosure costs, including title search, filing fees, advertising, etc.	400
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	1450
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	2000

	Gross balance recoverable by Assuming Institution	387066

	Cash Recoveries:
26	Amount accepted in Short-Sale (proceeds gross of claimed amounts)	275000
27	Hazard Insurance	0
33	MI Claim Date	20090119
34	MI Claim Amount	0
35	MI Response Date	20090519
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0

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30	Other credits, if any (itemize)	0
	Total Cash Recovery	275000

31	Loss Amount	112066

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2b(3)

CALCULATION OF LOSS FOR SHORT-SALE LOANS

(AFTER A COVERED LOAN MODIFICATION)

Note: This is an example only and not representative of any transaction.

Exhibit 2b(3)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Short-Sale after Covered Loan Restructuring

1	Shared-Loss Month:	20090531
2	Loan #	20076

3	Interest paid-to-date	20080930
4	Short Payoff Date	20090402
5	Note Interest rate	0.07500
9	Valuation Date	20090121
10	Valuation Amount	230000

11	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Short-Sale Loss calculation
15	NPV of projected cash flows at first loan mod	311000
16	Less: Post modification principal payments	1000
	Plus:
18	Attorneys’ fees	0

19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	3500

	Gross balance recoverable by Assuming Institution	314450

	Cash Recoveries:

26	Amount accepted in Short-Sale (proceeds gross of claimed amounts)	210000
27	Hazard Insurance	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	400
30	Other credits, if any (itemize)	0

	Total Cash Recovery	210400

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31	Loss Amount	104050

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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Notes to Exhibits 2b (Short-Sale)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross balance recoverable by Assuming Institution and the total cash recovery. There are three methods of calculation for Short-Sale Loss, depending upon the circumstances:

a.                                      Use Exhibit 2b(1) for loans written down to book value prior to bank failure (based on the loan balance specified on Schedule 4.15A) less any post closing principal payments.

b.                                      If a Restructuring Loss was submitted prior to the short sale, use Exhibit 2b(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss less post-modification principal payments.

c.                                       Otherwise, use Exhibit 2b(2). The unpaid balance of the loan as of the last payment date is the starting point for this Short-Sale Loss calculation.

3.                                      The gross balance recoverable by the Assuming Institution (shown after line 25) is calculated as: line 13 minus line 14 plus lines 18-25 for Exhibit 2b(1), the sum of lines 12, 17-25 for Exhibit 2b(2), line 15 minus line 16 plus lines 18-25 for Exhibit 2b(3).

4.                                      For all Exhibits 2b, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

5.                                      The total cash recovery is calculated as the sum of lines 26-30 for all Exhibits 2b and is shown after line 30.

6.                                      Reasonable and customary third party attorneys’ fees and expenses incurred by on or behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

7.                                      Do not include late fees, prepayment penalties or any similar lender fees or charges by the Failed Bank or the Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs, or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

8.                                      Net liquidation proceeds are gross of any claimed amounts and Accrued Interest amounts.

9.                                      If Exhibit 2b(1) or 2b(3) is used, then no Accrued Interest may be included as a Covered Loss. Otherwise, the amount of Accrued Interest that may be included as a Covered Loss is limited to the minimum of:

a.                                      ninety (90) days;

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b.                                      the number of days that the loan is delinquent when the property was sold; or

c.                                       the number of days between the resolution date and the date when the property was sold.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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EXHIBIT 2c(1)

CALCULATION OF FORECLOSURE LOSS

(ORE OR FORECLOSURE OCCURRED PRIOR TO LOSS SHARE AGREEMENT)

Note: This is an example only and not representative of any transaction.

Exhibit 2c(1)

CALCULATION OF FORECLOSURE LOSS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month	20090630
2	Loan no:	364574

3	Interest Paid-To-Date	20071001
4	Foreclosure sale date	20080202
5	Liquidation date	20090412
6	Note Interest rate	0.08100
10	Valuation Date	20090121
11	Valuation Amount	228000

12	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT

	Foreclosure Loss calculation
13	Net Book Value per Schedule 4.15A	244900
14	Less: Post closing principal payments	0

	Costs incurred after Loss Share agreement in place:
19	Attorneys’ fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	0
21	Property protection costs, maint. and repairs	6500
22	Tax and insurance advances	0
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Assuming Institution	251400

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	219400
27	Hazard Insurance proceeds	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	219400

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31	Loss Amount	32000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2c(2)

CALCULATION OF FORECLOSURE LOSS

(DURING THE TERM OF THE AGREEMENT,

NO PRECEDING LOAN MODIFICATION UNDER LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2c(2)

CALCULATION OF FORECLOSURE LOSS

No Preceding Loan Restructuring under Loss Share

1	Shared-Loss Month	20090531
2	Loan no:	292334

3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.08000
7	Occupancy	Owner
	If owner occupied:
8	Household current annual income	42000
9	Estimated NPV of loan mod	195000
10	Valuation Date	20090121
11	Valuation Amount	235000

12	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT BPO

	Foreclosure Loss calculation
15	Loan Principal balance at property reversion	300000
	Plus:
18	Accrued interest, limited to 90 days	6000
19	Attorneys’ fees	0

20	Foreclosure costs, including title search, filing fees, advertising, etc.	500
21	Property protection costs, maint. and repairs	5500
22	Tax and insurance advances	1500
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	50
25	Other	0

	Gross balance recoverable by Assuming Institution	313550

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	205000
27	Hazard Insurance proceeds	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance proceeds	0

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29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	205000

31	Loss Amount	108550

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2c(3)

CALCULATION OF FORECLOSURE LOANS

(FORECLOSURE AFTER COVERED LOAN MODIFICATION)

Note: This is an example only and not representative of any transaction.

Exhibit 2c(3)

CALCULATION OF FORECLOSURE LOSS

Foreclosure after a Covered Loan Restructuring

1	Shared-Loss Month	20090531
2	Loan no:	138554

3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.04000
10	Valuation Date	20081215
11	Valuation Amount	210000

12	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Foreclosure Loss calculation	285000
16	NPV of projected cash flows at loan mod	2500
17	Less: Post modification principal payments
	Plus:

19	Attorneys’ fees	0

20	Foreclosure costs, including title search, filing fees, advertising, etc.	500
21	Property protection costs, maint. and repairs	7000
22	Tax and insurance advances	2000
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Assuming Institution	292000

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	201000
27	Hazard Insurance proceeds	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	201000
31	Loss Amount	91000

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Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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Notes to Exhibits 2c (Foreclosure)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross balance recoverable by Assuming Institution and the total cash recovery. There are three methods of calculation for Foreclosure Loss, depending upon the circumstance:

a.                                      Use Exhibit 2c(1) for loans written down to book value prior to bank failure (based on the loan balance specified on Schedule 4.15A) less any post closing principal payments.

b.                                      If a Restructuring Loss was submitted prior to the foreclosure liquidation, use Exhibit 2c(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss less post modification principal payments.

c.                                       Otherwise, use Exhibit 2c(2). The unpaid balance of the loan as of the last payment date is the starting point for this Foreclosure Loss calculation.

3.                                      The gross balance recoverable by the Assuming Institution (shown after line 25) is calculated as: line 13 minus line 14 plus lines 19-25 for Exhibit 2c(1), the sum of lines 15, 18-25 for Exhibit 2c(2), line 13 minus line 14 plus lines 19-25 for Exhibit 2c(3).

4.                                      For all Exhibits 2c, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

5.                                      The total cash recovery is calculated as the sum of lines 26-30, 33-35 for all Exhibits 2c and is shown after line 30.

6.                                      Reasonable and customary third party attorneys’ fees and expenses incurred by or on behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

7.                                      Do not include late fees, prepayment penalties or any similar lender fees or charges by the Failed Bank or the Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs, or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

8.                                      Net liquidation proceeds are gross of any claimed amounts and Accrued Interest amounts.

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9.                                      If Exhibit 2c(1) or 2c(3) is used, then no Accrued Interest may be included as a Covered Loss. Otherwise, the amount of Accrued Interest that may be included as a Covered Loss is limited to the minimum of:

a.                                      ninety (90) days;

b.                                      the number of days that the loan is delinquent when the property was sold; or

c.                                       the number of days between the resolution date and the date when the property was sold.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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EXHIBIT 2d(1)

CALCULATION OF HOME EQUITY LOAN LOSS

Note: This is an example only and not representative of any transaction.

1	Shared-Loss Month:	20090531
2	Loan #	58776

3	Interest paid-to-date	20081201
4	Charge-Off Date	20090531
5	Note Interest rate	0.03500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	0
8	Valuation Date	20090402
9	Valuation Amount	230000

10	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	BPO
11	Balance of superior liens	300000

	Charge-Off Loss calculation
12	Loan Principal balance	55000
13	Charge-off amount (principal only)	55000
	Plus:
14	Accrued interest, limited to 90 days	481
15	Attorneys’ fees	0
16	Foreclosure costs, including title search, filing fees, advertising, etc.	250
17	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
18	Tax and insurance advances	0
	Other Advances
19	Appraisal/Broker’s Price Opinion fees	75
20	Inspections	0
21	Other	0

	Gross balance recoverable by Assuming Institution	55806

22	Foreclosure sale proceeds	0
23	Hazard Insurance proceeds	0
31	MI Claim Date	19000100
32	MI Claim Amount	0
33	MI Response Date	19000100
24	Mortgage Insurance proceeds	0
	Tax overage	0
26	First lien payoff	1500
27	Other credits, if any (itemize)	0
	Total Cash Recovery	1500

28	Loss Amount	54306

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(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2d(2)

CALCULATION OF RECOVERY

WHEN A RESTRUCTURING LOSS HAS BEEN PAID

Note: This is an example only and not representative of any transaction.

Shared-Loss Month:	[input month]
Loan No.:	[input loan no.)

NOTE

The calculation of recovery on a loan for which a Restructuring Loss has been paid will only apply if the loan is sold.

EXAMPLE CALCULATION
Restructuring Loss Information
Loan principal balance before restructuring		$200,000	A
NPV, restructured loan		165,000	B
Loss on restructured loan		$35,000	A – B
Times FDIC applicable loss share % (80%)		80%
Loss share payment to Assuming Institution		$28,000	C
Calculation — Recovery amount due to Receiver
Loan sales price		$190,000
NPV of restructured loan at mod date		165,000
Gain - step 1		25,000	D
PLUS
Loan UPB after restructuring	(1)	200,000
Loan UPB at liquidation date		192,000
Gain - step 2 (principal collections after restructuring)		8,000	E
Recovery amount		33,000	D + E
Times FDIC loss share %		80%
Recovery due to FDIC		$26,400	F

Net loss share paid to Assuming Institution (C – F)		$1,600

Proof Calculation	(2)
Loan principal balance		$200,000	G

Principal collections on loan		8,000
Sales price for loan		190,000
Total collections on loan		198,000	H
Net loss on loan		$2,000	G – H
Times FDIC applicable loss share % (80%)		80%
Loss share payment to Assuming Institution		$1,600

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(1) This example assumes that the FDIC loan modification program as shown in Exhibit 5 is applied and the loan restructuring does not result in a reduction in the loan principal balance due from the borrower.

(2) This proof calculation is provided to illustrate the concept and the Assuming Institution is not required to provide this with its Recovery calculations.

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Notes to Exhibits 2d (Charge-Off)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross loss recoverable by Assuming Institution and the total cash recovery. The gross balance recoverable by the Assuming Institution is calculated as the charge-off amount plus permissible third party fees (sum of lines 13-21). If a charge-off occurred prior to bank failure, the charge-off amount is limited to the loan balance specified on Schedule 4.15A less post closing principal payments. Otherwise the charge-off amount is limited to the outstanding principal balance at the time of the last payment made.

3.                                      For all Exhibits 2d, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

4.                                      The total cash recovery is calculated as the sum of lines 23-27, and is shown after line 27.

5.                                      Reasonable and customary attorneys’ fees and expenses incurred by or on behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

6.                                      Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or the Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

7.                                      If a Charge-Off occurred prior to bank failure, no Accrued Interest may be claimed. Otherwise, the amount of Accrued Interest that may be included as a Covered Loss is limited to the minimum of:

a.                                      ninety (90) days;

b.                                      the number of days that the loan is delinquent when the Charge-Off occurred; or

c.                                       the number of days between the resolution date and the Charge-Off date.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

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EXHIBIT 2e(1)

CALCULATION OF LOAN SALE LOSS

(LOAN WRITTEN DOWN TO BOOK VALUE PRIOR TO LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2e(1)

CALCULATION OF LOAN SALE LOSS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month	20100930
22	FDIC Asset ID:	4587999
2	Loan No:

7	Valuation Date	20100330
8	Valuation Amount	250000

9	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT
10	Delinquency Status	F

	Loan Sale Loss calculation
11	Net Book Value per Schedule 4.15A	250000
12	Less: Post closing principal payments	1000
	Gross balance recoverable by Assuming Institution	249000

	Cash Recoveries:
3	Sale Date	20100920
4	Gross Sale Proceeds	220000
16	Other credits, if any (itemize)	0
	Total Cash Recovery	220000

5	Loss Amount	29000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2e(2)

CALCULATION OF LOAN SALE LOSS

(NO PRECEDING LOAN MODIFICATION UNDER LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2e(2)

CALCULATION OF LOAN SALE LOSS

No Preceding Loan restructuring under Loss Share

1	Shared-Loss Month	20100930
21	FDIC Loan ID:	8877050
2	Loan No:

7	Valuation Date	20100330
8	Valuation Amount	210000

9	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT
10	Delinquency Status	F

	Loan Sale Loss calculation
13	UPB	285000
	Gross balance recoverable by Assuming Institution	285000

	Cash Recoveries:
3	Sale Date	20100920
4	Gross Sale Proceeds	200000
16	Other credits, if any (itemize)	0
	Total Cash Recovery	200000

5	Loss Amount	85000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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EXHIBIT 2e(3)

CALCULATION OF LOAN SALE LOSS

(LOAN SALE AFTER A COVERED LOAN MODIFICATION)

Note: This is an example only and not representative of any transaction.

Exhibit 2e(3)

CALCULATION OF LOAN SALE LOSS

Loan Sale after a Covered Loan Restructuring

1	Shared-Loss Month	20100930
21	FDIC Loan ID:	222512
2	Loan No:

7	Valuation Date	20100330
8	Valuation Amount	230000

9	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT
10	Delinquency Status	F

	Loan Sale Loss calculation
14	NPV of projected cash flows at loan mod	265000
15	Less: Post modification principal payments	2500
	Gross balance recoverable by Assuming Institution	262500

	Cash Recoveries:
3	Sale Date	20100920
4	Gross Sale Proceeds	205000
16	Other credits, if any (itemize)	0
	Total Cash Recovery	205000

5	Loss Amount	57500

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

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Notes to Exhibits 2e (Loan Sale)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the outstanding loan balance and the gross sales proceeds. There are three methods of calculation for Loan Sale Loss, depending upon the circumstances:

a.                                      Use Exhibit 2e(1) for loans written down to book value prior to bank failure (based on the loan balance specified on Schedule 4.15A) less any post-closing principal payments.

b.                                      If a Restructuring Loss was submitted prior to the loan sale, use Exhibit 2e(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss less post modification principal payments.

c.                                       Otherwise, use Exhibit 2e(2). The unpaid balance of the loan as of the last payment date is the starting point for this Loan Sale Loss calculation.

3.                                      All loan sales require FDIC approval.

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EXHIBIT 2.5

TRUE-UP

Pursuant to Section 2.5(a) of this Agreement, the following calculation applies to determine any payment due by the Assuming Institution to the Receiver on the True-Up Date. All capitalized terms used in this Exhibit 2.5 have the meanings defined or referenced in Article 8 of this Agreement.

X = A-(B+C+D)

2

Where:

X = the amount payable to the Receiver pursuant to Section 2.5(a)

A = 20% of the Intrinsic Loss Estimate

B = 20% of the Net Loss Amount

C = 25% of the Asset discount bid, expressed in dollars, of total Shared-Loss Loans on Schedules 4.15A and 4.15B as of the Bank Closing Date

D = 3.5% of total Shared-Loss Loans on Schedules 4.15A and 4.15B as of the Bank Closing Date

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EXHIBIT 3

PORTFOLIO PERFORMANCE AND SUMMARY SCHEDULE

SHARED-LOSS LOANS

PORTFOLIO PERFORMANCE AND SUMMARY SCHEDULE

MONTH ENDED: [input report month]

POOL SUMMARY	#	$
Loans at Sale Date	xx	xx
Loans as of this month-end	xx	xx

Percent of Total
PORTFOLIO PERFORMANCE STATUS	#	$	#
Current
30 - 59 days past due
60 - 89 days past due
90 - 119 days past due
120 and over days past due
In foreclosure
ORE
Total

Memo Item:
Loans in process of restructuring — total
Loans in bankruptcy

Loans in process of restructuring by delinquency status
Current
30 - 59 days past due
60 - 89 days past due
90 - 119 days past due
120 and over days past due In foreclosure
Total

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List of Loans Paid Off During Month

Principal
Loan #	Balance

List of Loans Sold During Month

Principal
Loan #	Balance

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EXHIBIT 4

WIRE TRANSFER INSTRUCTIONS

BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

FDIC RECEIVER WIRING INSTRUCTIONS

BANK RECEIVING WIRE

SHORT NAME

ADDRESS OF BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

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EXHIBIT 5

FDIC MORTGAGE LOAN MODIFICATION PROGRAM

Objective

The objective of this FDIC Mortgage Loan Modification Program (“Program”) is to modify the terms of certain residential mortgage loans so as to improve affordability, increase the probability of performance, allow borrowers to remain in their homes and increase the value of the loans to the FDIC and assignees. The Program provides for the modification of Qualifying Loans (as defined below) by reducing the borrower’s monthly housing debt to income ratio (“DTI Ratio”) to no more than 31% at the time of the modification and eliminating adjustable interest rate and negative amortization features.

Qualifying Loans

In order for a mortgage loan to be a Qualifying Loan it must meet all of the following criteria, which must be confirmed by the lender:

•                  The collateral securing the mortgage loan is owner-occupied and the owner’s primary residence; and

•      The mortgagee has a first priority lien on the collateral; and

•      Either the borrower is at least 60 days delinquent or a default is reasonably foreseeable.

Modification Process

The lender shall undertake a review of its mortgage loan portfolio to identify Qualifying Loans. For each Qualifying Loan, the lender shall determine the net present value (“NPV”) of the modified loan and shall provide the methodology employed to determine the NPV, and a certification that the lender’s model assumptions are documented and validated through periodic independent reviews. A sound model validation process includes the lender’s modeling assumptions, consideration of industry standards and results and the lender’s own portfolio experiences, other available models or predictors, and any model validation requirements of the lender’s chartering authority.

If the NPV of a Qualifying Loan will exceed the value of the foreclosed collateral upon disposition, then the Qualifying Loan shall be modified so as to reduce the borrower’s monthly DTI Ratio to 31% at the time of the modification. To achieve this, the lender shall use a combination of interest rate reduction, term extension and principal forbearance, as necessary.

The borrower’s monthly DTI Ratio shall be a percentage calculated by dividing borrower’s gross monthly housing payment (including principal, interest, taxes and insurance, any homeowners’ association dues, i.e., PITIA) by the borrower’s monthly income. For the purpose of the foregoing calculation:

(1) the borrower’s monthly income shall be defined as the borrower’s (along with any co-borrowers’) income amount before any payroll deductions and includes wages and salaries, overtime pay, commissions, fees, tips, bonuses, housing allowances, other compensation for

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personal services, Social Security payments, including Social Security received by adults on behalf of minors or by minors intended for their own support, and monthly income from annuities, insurance policies, retirement funds, pensions, disability or death benefits, unemployment benefits, rental income and other income. All income information must be documented and verified. If the borrower receives public assistance or collects unemployment, the Assuming Institution must determine whether the public assistance or unemployment income will continue for at least nine (9) months.

(2) the borrower’s monthly housing payment shall be the amount required to pay monthly principal and interest plus one-twelfth of the then current annual amount required to pay real property taxes and homeowner’s insurance with respect to the collateral.

In order to calculate the monthly principal payment, the lender shall capitalize to the outstanding principal balance of the Qualifying Loan the amount of all delinquent interest, delinquent taxes, past due insurance premiums, third party fees and (without duplication) escrow advances (such amount, the “Capitalized Balance”).

In order to achieve the goal of reducing the DTI Ratio to 31%, the lender shall take the following steps in the following order of priority with respect to each Qualifying Loan:

1.              Reduce the interest rate to the then current Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans, and adjust the term to 30 years.

2.              If the DTI Ratio is still in excess of 31%, reduce the interest rate further, but no lower than 3%, until the DTI ratio of 31% is achieved, for a period of five (5) years.

3.              If the DTI Ratio is still in excess of 31% after adjusting the interest rate to 3%, extend the remaining term of the loan by 10 years.

4.              If the DTI Ratio is still in excess of 31%, calculate a new monthly payment (the “Adjusted Payment Amount”) that will result in the borrower’s monthly DTI Ratio not exceeding 31%. After calculating the Adjusted Payment Amount, the lender shall bifurcate the Capitalized Balance into two portions — the amortizing portion and the non-amortizing portion. The amortizing portion of the Capitalized Balance shall be the mortgage amount that will fully amortize over a 40-year term at an annual interest rate of 3% and monthly payments equal to the Adjusted Payment Amount. The non-amortizing portion of the Capitalized Balance shall be the difference between the Capitalized Balance and the amortizing portion of the Capitalized Balance. If the amortizing portion of the Capitalized Balance is less than 75% of the current estimated value of the collateral, then the lender may choose not to restructure the loan. If the lender chooses to restructure the loan, then the lender shall forbear on collecting the non-amortizing portion of the Capitalized Balance, and such amount shall be due and payable only upon the earlier of (i) maturity of the modified loan, (ii) a sale of the property or (iii) a pay-off or refinancing of the loan. No interest shall be charged on the non-amortizing portion of the Capitalized Balance, but repayment shall be secured by a first lien on the collateral.

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At the end of the five (5) year period in paragraph 2, above, the interest rate on the modified loan shall adjust to the Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans as of the date of the loan modification, but subject to an annual adjustment cap of one percent (1%) per year. At that time, the monthly amount due by the borrower will also adjust to amortize fully the remaining Capitalized Balance (or, in any case in which the Capitalized Balance was bifurcated, the amortizing portion thereof) over the remaining term of the modified loan.

Special Note:

The NPV calculation used to determine whether a loan should be modified based on the modification process above is distinct and different from the net present value calculation used to determine the Covered Loss if the loan is modified. Please refer only to the net present value calculation described in this exhibit for the modification process, with its separate assumptions, when determining whether to provide a modification to a borrower. Separate assumptions may include, without limitation, the Assuming Institution’s determination of a probability of default without modification, a probability of default with modification, home price forecasts, prepayment speeds, and event timing. These assumptions are applied to different projected cash flows over the term of the loan, such as the projected cash flow of the loan performing or defaulting without modification and the projected cash flow of the loan performing or defaulting with modification.

By contrast, the net present value for determining the Covered Loss is based on a 10 year period. While the assumptions in the net present value calculation used in the modification process may change, the net present value calculation for determining the Covered Loss remains constant.

Related Junior Lien Mortgage Loans

In cases where the lender holds a junior lien mortgage loan that is collateralized by the same property that collateralizes a Qualifying Loan that is modified as described above, the junior lien mortgage loan shall also be modified to enhance overall affordability to the borrower. At a minimum, the lender shall reduce the interest rate on the junior lien mortgage loan to no more than 2% per annum. Further modifications may be made at the lender’s discretion as needed to support affordability and performance of the modified first lien Qualifying Loan.

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EXHIBIT 5.3(a)

SINGLE FAMILY SHARED-LOSS LOANS

Single Family Active Loan Listing

1.	Property type
2.	Lien Status
3.	Original loan amount
4.	Documentation
5.	Original Credit Score
6.	Original LTV
7.	Original combined LTV
8.	Original front-end DTI
9.	Original back-end DTI
10.	Negative Amortization cap
11.	Property city
12.	Property state
13.	Property street address
14.	Property zip
15.	Maturity date
16.	MI Coverage
17.	Occupancy
18.	Interest rate type
19.	Product Type
20.	Loan amortization type
21.	Lookback
22.	Interest Rate Spread
23.	Interest rate index
24.	Lifetime Interest Rate Cap
25.	Interest rate floor
26.	First interest cap
27.	Periodic interest rate cap
28.	Periodic interest floor
29.	Payment Adjustment Cap
30.	Outstanding Unpaid Principal Balance
31.	Interest rate
32.	Interest Paid to Date
33.	Next payment due date
34.	Scheduled Principal and Interest Amount
35.	Escrow Taxes and Insurance Payment
36.	Escrow balance
37.	Next interest rate reset date
38.	Next payment reset date
39.	Rate reset period
40.	Payment reset period
41.	Payment History

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42.	Exceptional Loan Status
43.	Valuation date
44.	Valuation amount
45.	Valuation Type
46.	Household income
47.	Current Credit Score
48.	HELOC Maximum Draw Amount
49.	HELOC Draw Period End Date
50.	Superior Lien Balance
51.	FDIC Asset ID
52.	Origination Date
53.	Last Renewal Date
54.	Number of Renewals
55.	Guarantor
56.	Nonaccrual
57.	Last Payment Date
58.	LSBO
59.	Undisbursed Commitment availability
60.	Credit Line Status
61.	HELOC Amount Advanced

Non-Single Family Active Loan Listing

1.	Borrower ID
2.	Short Name
3.	Long Name
4.	Address line 1
5.	Address line 2
6.	Address line 3
7.	City
8.	State
9.	Zip Code
10.	Taxpayer ID
11.	Business Type
12.	Relationship Name
13.	Relationship ID
14.	Credit Score
15.	Stock symbol
16.	Out of Territory
17.	Insiders and Employees
18.	Lending Division
19.	Lending Officer
20.	Branch ID

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21.	Note number
22.	Balance outstanding
23.	Undisbursed Commitment availability
24.	Original Amount
25.	Origination Date
26.	Last renewal date
27.	Maturity Date
28.	Last extension date
29.	Number of renewals
30.	Number of extensions
31.	Note purpose
32.	Collateral Code
33.	Interest Rate
34.	Interest Rate Index
35.	Interest Rate Spread
36.	Interest earned not collected
37.	Borrower’s internal rating
38.	Borrower’s rating date
39.	Note risk rating
40.	Note balance rated pass
41.	Note balance rated special mention
42.	Note balance rated substandard
43.	Note balance rated doubtful
44.	Charge off amount
45.	Specific Reserve
46.	Shared National Credit
47.	Guarantor
48.	Days Past Due
49.	Interest paid-to date
50.	Nonaccrual
51.	Times Past Due 30 59
52.	Times Past Due 60 89
53.	Times Past Due 90+
54.	Loan Type
55.	FFIEC Code
56.	Participation indicator
57.	Amount Sold
58.	Participation Sold Original Amount
59.	Collateral description
60.	Loan for sale
61.	Next due date

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62.	Payment frequency
63.	Variable Rate
64.	Periodic Interest Rate Cap
65.	Interest Rate Reset Interval
66.	Lifetime Interest Rate Cap
67.	Troubled Debt Restructured
68.	Amortizing/Non-amortizing status
69.	Payment amount
70.	Last Payment Date
71.	Capitalized Interest
72.	Number of payments in contract
73.	Collateral Value
74.	Collateral Valuation/Appraisal Date
75.	Lien Status
76.	Block Numbering Area or Census Tract
77.	MSA Code
78.	Dealer Code
79.	Dealer Reserve Balance
80.	Escrow Balance
81.	Co-maker/Joint-maker
82.	Late Charges
83.	FDIC Asset ID
84.	FDIC Asset Type
85.	Share-Loss Quarter
86.	Collateral Property street address
87.	Collateral Property city
88.	Collateral Property state
89.	Collateral Property zip
90.	Payment reset period
91.	First payment date
92.	Interest rate floor
93.	First interest cap
94.	Original LTV
95.	Original combined LTV
96.	Next interest rate reset date
97.	Exceptional Loan Status
98.	Valuation Type
99.	Superior Loan Balance
100.	Modification
101.	Other Adjustments
102.	Assumed Commitment Advances

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103.	Permitted Advances
104.	Capital Expenditures
105.	Interest Reserve
106.	Net Operating Income

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EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

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EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

ARTICLE 1. GENERAL		1

1.1	Purpose	1
1.2	Relationship with Purchase and Assumption Agreement	1
1.3	Defined Terms	1

ARTICLE 2. SHARED-LOSS ARRANGEMENT		1

2.1	Accounting for and Management of Shared-Loss Assets	1
2.2	Payments with Respect to Shared-Loss Assets	2
2.3	Payments Applicable to Shared-Loss Quarters	2
2.4	Payments Applicable to Recovery Quarters	3
2.5	True-Up Payment and Calculation	3
2.6	Limitation on Payments	4
2.7	Expenses	5
2.8	Permitted Advances and Amendments	8
2.9	Recovery	9
2.10	Treatment as a Shared-Loss Asset	12
2.11	Receiver’s Option to Purchase	13

ARTICLE 3. ADMINISTRATION OF SHARED-LOSS ASSETS		14

3.1	Management Standards Regarding Administration	14
3.2	Assuming Institution’s Responsibilities and Duties	14
3.3	Third Party Servicers and Affiliates	15
3.4	Utilization by the Assuming Institution of Special Receivership Powers	16
3.5	Tax Ruling	17

ARTICLE 4 SALE OF CERTAIN SHARED-LOSS ASSETS		17

4.1	Sales of Shared-Loss Assets	17
4.2	Calculation of Gain or Loss on Sale	17
4.3	Sale of ORE, Additional ORE or Subsidiary ORE.	18

ARTICLE 5. CERTIFICATES, REPORTS AND RECORDS		18

5.1	Reporting Obligations of the Assuming Institution	18
5.2	Quarterly Certificates	18
5.3	Notification of Certain Transactions	19
5.4	Notification of Related Loans	20
5.5	Auditor’s Report; Right to Audit	20
5.6	Accounting Principles	21
5.7	Records and Reports	21

ARTICLE 6. MISCELLANEOUS		22

6.1	Expenses	22
6.2	Successors and Assigns	22
6.3	Waiver of Jury Trial	23
6.4	No Third Party Beneficiary	23
6.5	Consent; Determination of Discretion	23
6.6	Rights Cumulative	23
6.7	References	23
6.8	Notice	23

ARTICLE 7. DISPUTE RESOLUTION		24

7.1	Methods of Resolution	24
7.2	Informal Resolution	24
7.3	Resolution by Non-Binding Dispute Resolution Proceeding	24
7.4	Confidentiality of Compromise Negotiations	25
7.5	Payment Resulting from Compromise Negotiations	25
7.6	Formal Resolution	25
7.7	Limitation on FDIC Party	26
7.8	Effectiveness of Agreement Pending Dispute	26
7.9	Governing Rules and Law	26
7.10	Review Board Proceedings	26
7.11	Impartiality	28
7.12	Schedule	28
7.13	Written Award	28
7.14	Interest Rate on Award	28
7.15	Payments	29
7.16	Fees, Costs and Expenses	29
7.17	Binding and Conclusive Nature	29
7.18	No Precedent	29
7.19	Confidentiality; Proceedings, Information and Documents	29
7.20	Confidentiality of Arbitration Award	30
7.21	Extension of Time Periods	30
7.22	Venue	30

ARTICLE 8. DEFINITIONS		30

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EXHIBITS

SCHEDULES

		Page
* Loans Subject to Loss-Sharing under the Commercial Shared-Loss Agreement	Schedule 4.15B	45
* Shared-Loss Subsidiaries	Schedule 4.15C	46

*         These Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. will furnish a copy of such Schedules to the Securities and Exchange Commission upon request.

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EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

A.                                    This Commercial Shared-Loss Agreement and the Exhibits attached hereto and incorporated herein by this reference (collectively, the “Agreement”) is made pursuant to and as of the date of that certain Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”) among the Receiver, the Assuming Institution and the Corporation, to which this Agreement is attached.

B.                                    This Agreement shall apply only if the Assuming Institution has purchased Shared-Loss Assets (as defined herein) pursuant to the Purchase and Assumption Agreement. Subject to the provisions of this Agreement, it is the intention of the parties that the Receiver and the Assuming Institution shall share certain losses, expenses and Recoveries (as defined herein).

A  G  R  E  E  M  E  N  T

ARTICLE 1.                                      GENERAL.

1.1.                            Purpose.  The purpose of this Agreement is to set forth requirements regarding, among other things, management of Shared-Loss Assets by the Assuming Institution and procedures for notices, consents, reporting and payments. In administering the Shared-Loss Assets, the Assuming Institution shall at all times comply with the Management Standards set forth in Article 3.

1.2.                            Relationship with Purchase and Assumption Agreement.  To the extent that any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Agreement with respect to the subject matter of this Agreement, the terms of this Agreement shall control.

1.3.                            Defined Terms.  The capitalized terms used in this Agreement have the meanings defined or referenced in Article 8.

ARTICLE 2.                                      SHARED-LOSS ARRANGEMENT.

2.1.                            Accounting for and Management of Shared-Loss Assets.

(a)                                 Initial Values.  The Assuming Institution shall record the Shared-Loss Assets on its Accounting Records at their respective Book Values as of the Commencement Date.

(b)                                 Adjustments.  After the Commencement Date, the Assuming Institution shall adjust the Book Values of the Shared-Loss Assets in accordance with this Agreement, the Examination Criteria and Article VIII of the Purchase and Assumption Agreement.

(c)                                  Management.  The Assuming Institution shall manage and account for the Shared-Loss Assets in accordance with this Agreement.

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2.2.                            Payments with Respect to Shared-Loss Assets.

(a)                                 Calculation and Method of Payments.  Subject to the conditions of this Agreement, the parties shall make the payments set forth in this Article 2. All payments made by a party under this Agreement shall be made by wire transfer.

(b)                                 Timing of Payments.

(i)                                     Payments by the Receiver under this Article 2 shall be made within thirty (30) days following the date on which the Receiver receives the Quarterly Certificate with respect to each Shared-Loss Quarter or Recovery Quarter, provided that the Quarterly Certificate is complete, accurate, timely and in compliance with the requirements of this Agreement.

(ii)                                  Payments by the Assuming Institution under this Article 2 shall be made on or before the due date for the Quarterly Certificate for each Shared-Loss Quarter or Recovery Quarter, as applicable.

(c)                                  Source of Receiver’s Funds.  Payment obligations of the Receiver with respect to this Agreement shall be treated as administrative expenses of the Receiver pursuant to 12 U.S.C. § 1821(d)(11). To the extent that the Receiver requires funds to make payments relating to Shared-Loss Assets pursuant to this Agreement, the Receiver shall request funds under the Master Loan and Security Agreement between the FDIC in its corporate capacity and the FDIC in its receivership capacity, with respect to any receivership, dated as of May 21, 2009, as amended.

(d)                                 Shared-Loss Subsidiaries.  Covered Losses with respect to Subsidiary Shared-Loss Loans and Subsidiary ORE shall not exceed the Applicable Percentage of the Investment in Subsidiary of each Shared-Loss Subsidiary, if any, identified on Schedule 4.15C as the owner of each such Subsidiary Shared-Loss Loans or Subsidiary ORE.

2.3.                            Payments Applicable to Shared-Loss Quarters.  For each Shared-Loss Quarter, pursuant to the applicable Quarterly Certificate, one of the payments described at (a) or (b) below shall be made, as appropriate, with respect to Shared-Loss Assets:

(a)                                 Covered Loss Payments by the Receiver.  The Receiver shall pay to the Assuming Institution the “Covered Loss” which is an amount equal to:

(i)                                     the sum of the Applicable Percentage of:

(A)                               Charge-Offs; plus

(B)                               Reimbursable Expenses attributable to Shared-Loss Assets; minus

(C)                               Recoveries; and

(ii)                                  fifty per cent (50%) of collections on Fully Charged-Off Assets less fifty per cent (50%) of any expenses attributable to such Fully Charged-Off Assets,

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provided and only to the extent that such expenses would be Reimbursable Expenses if such Fully Charged-Off Assets were Shared-Loss Assets.

(b)                                 Covered Gain Payments by the Assuming Institution.  If the result of the calculation described in Section 2.3(a) is a negative amount (the “Covered Gain”), the Assuming Institution shall pay such amount to the Receiver.

2.4.                            Payments Applicable to Recovery Quarters.  For each Recovery Quarter, pursuant to the applicable Quarterly Certificate, the payments described at (a) and (b) below shall be made, as appropriate, with respect to Shared-Loss Assets:

(a)                                 Payments by the Receiver.  The Receiver shall pay to the Assuming Institution an amount equal to the Applicable Percentage of any Reimbursable Expenses, for the period through and including the last Shared-Loss Quarter, which are specified on the Quarterly Certificate for the first Recovery Quarter.

(b)                                 Payments by the Assuming Institution.  The Assuming Institution shall pay to the Receiver:

(i)                                     an amount equal to the Applicable Percentage of Net Recoveries for each Recovery Quarter; plus

(ii)                                  an amount equal to fifty per cent (50%) of any collections on Fully Charged-Off Assets minus fifty per cent (50%) of any Reimbursable Expenses attributable to such Fully Charged-Off Assets.

(c)                                  Net Recoveries.  “Net Recoveries” means gross Recoveries during any Calendar Quarter minus Reimbursable Expenses during such Calendar Quarter.

(d)                                 Negative Net Recoveries.  If Net Recoveries received in a Recovery Quarter is a negative amount, then the amount of such Net Recoveries shall be offset against the amount of gross Recoveries received in the following Recovery Quarter to determine the amount of Net Recoveries for that following Recovery Quarter. If, after applying the preceding provisions, Net Recoveries received in any subsequent Recovery Quarter is also a negative amount, the provisions of this Section 2.4(d) shall continue to apply to determine the amount of Net Recoveries in each such subsequent Recovery Quarter.

2.5.                            True-Up Payment and Calculation.

(a)                                 Payment Obligation of the Assuming Institution.  If the Assuming Institution’s Bid Amount, as set forth in Article VII of the Purchase and Assumption Agreement, includes an “Asset discount bid” which represents five percent (5%) or more of the purchase price of the Assets determined in accordance with Article III of the Purchase and Assumption Agreement, the Assuming Institution shall pay to the Receiver on the True-Up Date any positive amount resulting from the calculation set forth in Exhibit 2.5.

(b)                                 Reporting of Calculation.  On or before the True-Up Date the Assuming Institution shall deliver to the Receiver a schedule, signed by the chief executive officer or the

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chief financial officer of the Assuming Institution, setting forth in reasonable detail the calculation described in Exhibit 2.5, including the calculation of the Net Loss Amount.

2.6.                            Limitation on Payments.

(a)                                 Failure to Administer.  If the Assuming Institution fails to administer any Shared-Loss Asset in accordance with the provisions of Article 3, the Receiver may determine that such asset will not be treated as a Shared-Loss Asset pursuant to this Agreement.

(b)                                 Receiver’s Right to Withhold Payment.  Notwithstanding any other provision of this Article 2, the Receiver may withhold all or any portion of a payment to the Assuming Institution of the amount requested in a Quarterly Certificate if the Receiver determines that:

(i)                                     the Quarterly Certificate is incomplete, inaccurate or untimely;

(ii)                                  based upon the Examination Criteria, a Charge-Off of a Shared-Loss Asset should not have been effected by the Assuming Institution;

(iii)                               there is a reasonable basis under the terms of this Agreement for denying the eligibility of amounts included in a Quarterly Certificate for which reimbursement or payment is sought;

(iv)                              with respect to a particular Shared-Loss Asset, the Assuming Institution has not complied or is not complying with the Management Standards;

(v)                                 the Assuming Institution has failed to comply with the requirements set forth in Section 5.5 including, but not limited to permitting the Receiver, its agents, contractors and/or employees to determine compliance with this Agreement pursuant to Section 5.5(c); or

(vi)                              a retroactive accounting adjustment is to be made by the Receiver pursuant to Section 5.5(c).

(c)                                  Opportunity to Cure; Payment.

(i)                                     In the event that a determination is made to withhold an amount pursuant to Section 2.6(b), the Receiver shall provide the Assuming Institution with notice detailing the grounds for withholding such amount and the Assuming Institution shall cure any deficiency within a reasonable period of time.

(ii)                                  If the Assuming Institution demonstrates to the satisfaction of the Receiver that the grounds for withholding a payment, or any part thereof, no longer exist or have been cured, the Receiver shall pay the Assuming Institution the amount which the Receiver determines is eligible for payment within thirty (30) days following the date of such determination.

(iii)                               If the Assuming Institution does not cure any such deficiency within a reasonable period of time, the Receiver may withhold payment as described in

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Section 2.6 (b) with respect to the affected Shared-Loss Asset(s), but such withholding will not affect the Receiver’s obligation to make any other payment properly due pursuant to this Agreement.

(d)                                 Adjustments.  In the event that the Receiver withholds payment with respect to a Charge-Off of a Shared-Loss Asset or determines pursuant to Section 2.6(b) that a payment was improperly made, the Assuming Institution and the Receiver shall, upon final resolution of such issue, make such accounting adjustments and payments as may be necessary to give retroactive effect to such actions.

(e)                                  Interest on Payments.  Any payment by the Receiver pursuant to Section 2.6(d) shall be made together with interest on the amount thereof that accrues with effect from five (5) Business Days after the date on which payment was agreed or determined to be due until such amount is paid. The annual interest rate shall be determined by the Receiver based on the coupon equivalent of the three (3)-month U.S. Treasury Bill Rate in effect as of the first Business Day of each Calendar Quarter during which such interest accrues as reported in the Federal Reserve Board Statistical Release for Selected Interest Rates H.15 opposite the caption “Treasury bills (secondary market), 3-Month” or, if not so reported for such day, for the next preceding Business Day for which such rate was so reported.

(f)                                   Determination of Disputes.  Any dispute arising under this Section 2.6 shall be resolved pursuant to the dispute resolution procedures of Article 7.

2.7.                            Expenses.

(a)                                 Reimbursable Expenses.  Reimbursable Expenses incurred by the Assuming Institution for a product, service or activity may be reimbursable or recoverable by the Assuming Institution and may be included for the purpose of calculating payments relating to Shared-Loss Assets. “Reimbursable Expenses” means actual, reasonable and necessary out-of-pocket expenses incurred in the usual, prudent and lawful management of a Shared-Loss Asset which are paid to third parties by or on behalf of the Assuming Institution or its Affiliates for a Shared-Loss Quarter or a Recovery Quarter, as applicable, in respect of the following expenditure:

(i)                                     expenses to recover amounts owed with respect to:

(A)                               Shared-Loss Assets as to which a Charge-Off was effected prior to the end of the final Shared-Loss Quarter as reflected on the Accounting Records of the Assuming Institution; and

(B)                               Failed Bank Charge-Offs;

(ii)                                  expenses to recover amounts described in paragraph (i) which relate to an Environmental Assessment and any environmental conditions relating to the Shared-Loss Assets, including remediation expenses for any pollutant or contaminant and fees for consultants retained to assess the presence, storage or release of any hazardous or toxic substance or any pollutant or contaminant relating to the collateral securing a Shared-Loss Asset that has been fully or partially charged-off, in each case up to a

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maximum of $200,000 per Shared-Loss Asset, except as provided in the last paragraph of this Section 2.7(a);

(iii)                               ORE Expenses to the extent that such amount exceeds any ORE Income;

(iv)                              reasonable and necessary litigation expenses with respect to maximizing Recoveries of Shared-Loss Assets but excluding amounts, if any, incurred with respect to any alleged improper conduct of the Assuming Institution;

(v)                                 fees incurred for attorneys, appraisers and other independent professional consultants engaged as necessary to assist in collections of Shared-Loss Assets, up to a maximum of $100,000 per Shared-Loss Asset, except as provided in the last paragraph of this Section 2.7(a);

(vi)                              a proportion of expenses for collections by or on behalf of the Assuming Institution on an Asset other than a Shared-Loss Asset with a Book Value greater than zero which are applied to both that Book Value and to a Failed Bank Charge-Off, equal to the collections on such Asset which are applied to the Failed Bank Charge-Off divided by the total collections on such Asset; and

(vii)                           with respect to the final Recovery Quarter, Reimbursable Expenses may include (A) a Net ORE Loss Carryforward if applicable and to the extent set forth in Section 2.9(g)(iii) and (B) any ORE Expenses to the extent that such amount exceeds ORE Income.

If the Assuming Institution estimates in good faith that required expenditures for the purposes described (A) in paragraph (ii) may exceed $200,000 or (B) in paragraph (v) may exceed $100,000 with respect to a particular Shared-Loss Asset, and provides the Receiver with advance notice and details thereof prior to incurring any such expenditure, the Receiver may, in its sole and absolute discretion, consent to such greater amount being deemed a Reimbursable Expense for purposes of this Agreement.

(b)                                 Exclusions.  Reimbursable Expenses do not include the following:

(i)                                     Capitalized Expenditures;

(ii)                                  amounts paid to Affiliates of the Assuming Institution;

(iii)                               with respect to Shared-Loss Assets with prior Failed Bank Charge-Offs or Charge-Offs or write-downs for which the Assuming Institution is recognizing interest income as described in Section 2.9(d), the portion of the expense attributable to that Shared-Loss Loan which is derived by applying the calculation set forth in Exhibit 2.7;

(iv)                              Federal, State or local income taxes and expenses related thereto;

(v)                            salaries, other compensation and related benefits of employees of the Assuming Institution and its Affiliates including, without limitation, bonus,

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commission or severance arrangements, training, payroll taxes, dues and travel- or relocation-related expenses;

(vi)                              the cost of space occupied by the Assuming Institution or its Affiliates and their respective staff and the rental and maintenance of furniture and equipment;

(vii)                           expenses for data processing, including the purchase or enhancement of data processing systems;

(viii)                        except as expressly permitted in Sections 2.7(a)(ii) and 2.7(a)(v), fees for accounting and other independent professional consultants;

(ix)                              allocated portions of any other overhead or general and administrative expense for services of a type which the Assuming Institution does not normally perform internally;

(x)                                 expenses not incurred in good faith and/or with the same degree of care that the Assuming Institution normally would exercise in the collection of troubled assets in which it alone had an interest;

(xi)                              servicing fees payable to a third party (including a Third Party Servicer which is an Affiliate of the Assuming Institution), if the Assuming Institution would have provided those services had the relevant Shared-Loss Assets not been subject to this Agreement;

(xii)                           in a Recovery Quarter, ORE Expenses to the extent that such amount exceeds ORE Income; and

(xiii)                        expenses which exceed the amount of Recoveries made in any Recovery Quarter.

(c)                                  Reimbursable Expenses Incurred in Shared-Loss Quarters.  Reimbursable Expenses for Shared-Loss Quarters shall be submitted to the Receiver in each Quarterly Certificate, and in any event on or before the end of the first Recovery Quarter.

(d)                                 Reimbursable Expenses Incurred in Recovery Quarters.  Reimbursable Expenses for Recovery Quarters shall be submitted to the Receiver in the Quarterly Certificate for each Recovery Quarter, and in any event on or before the Termination Date.

(e)                                  Notification of Certain Expenditures.

(i)                                     Under certain circumstances the Assuming Institution may determine that, in order to maximize collection of a Shared-Loss Asset or an Asset on which a Failed Bank Charge-Off has been effected, there is a substantial likelihood that funds will need to be expended after the Bank Closing Date by or on behalf of the Assuming Institution to a third party for a specified purpose, which do not otherwise constitute Reimbursable Expenses. If such expenditure is estimated to exceed ten percent (10%) of the Book Value of such Shared-Loss Asset or Asset, respectively, and that

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Shared-Loss Asset or Asset has a Legal Balance on the Accounting Records of the Assuming Institution of $1,000,000 or more, then the Assuming Institution shall promptly report such proposed expenditure to the Receiver, and may request that such expenditure be treated as a Permitted Expense.

(ii)                                  Within thirty (30) days following receipt of a notice pursuant to Section 2.7(e)(i), the Receiver will advise the Assuming Institution whether the Receiver grants or withholds its consent to the qualification of the proposed expenditures as a Reimbursable Expense. If consent is withheld, the Assuming Institution shall not be required to make such expenditures and otherwise shall continue to administer such Shared-Loss Asset in accordance with the Management Standards.

2.8.                            Permitted Advances and Amendments.  Pursuant to this Agreement, certain advances in respect of a Shared-Loss Loan and certain amendments in respect of a Shared-Loss Loan or a Shared-Loss Loan Commitment made by the Assuming Institution may be permissible additions to the Book Value of the Shared-Loss Assets, and entitle such Shared-Loss Assets to retain their status as such, if they satisfy certain criteria, as set forth below:

(a)                                 Permitted Advance.  A “Permitted Advance” is an advance on a Shared-Loss Loan which is made by the Assuming Institution in good faith, justified by contemporaneous supporting documentation in the Credit File, in accordance with the applicable requirements set forth in Article 3 and with the then effective written internal credit policy guidelines of the Assuming Institution and which meets the following criteria:

(i)                                     it is an advance made by the Assuming Institution, or a legally binding commitment by the Assuming Institution to advance funds and, in either case, funds are advanced fully within one (1) year from the Commencement Date; and

(A)                               the sum of the following is less than 110% of the Book Value of such Shared-Loss Loan after such advance has been made:

(1)                                 the Book Value of such Shared-Loss Loan; plus

(2)                                 the unfunded amount of the legally binding commitment referred to at Section 2.8(a)(i) with respect to that Shared-Loss Loan;

(B)                               the Assuming Institution has not taken a Charge-Off with respect to that Shared-Loss Loan; and

(C)                               no Shared-Loss Loan Commitment exists for such Shared-Loss Loan; or

(ii)                                  it is an advance made by the Assuming Institution which the Assuming Institution determines is necessary to preserve or secure the value of the collateral for a Shared-Loss Loan. In making such determination, the Assuming Institution shall apply the same criteria as it would if the Shared-Loss Assets were owned by the Assuming Institution or any of its Affiliates, and subject to the limitation on

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expenses related to the remediation, presence, storage or release of any hazardous or toxic substance, pollutant or contaminant as set forth in Section 2.7(a)(ii).

(b)                                 Permitted Amendment.  A “Permitted Amendment” is, with respect to any Shared-Loss Loan Commitment or Shared-Loss Loan, any amendment, modification, renewal or extension thereof, or any waiver of any term, right or remedy thereunder which is made by the Assuming Institution in good faith, justified by contemporaneous supporting documentation in the Credit File, in accordance with the applicable requirements set forth in Article 3 and with the then effective written internal credit policy guidelines of the Assuming Institution. A Permitted Amendment must also satisfy the following criteria:

(i)                                     the sum of the following is less than 110% of the Book Value of such Shared-Loss Loan after such amendment or modification has been made:

(A)                               the Book Value of such Shared-Loss Loan; plus

(B)                               the unfunded amount of any applicable Shared-Loss Loan Commitment, inclusive of amounts advanced pursuant to such amendment, modification, renewal or extension; and

(ii)                                  with respect to a Shared-Loss Loan Commitment or Shared-Loss Loan which is not a revolving line of credit, it does not increase the amount of principal (A) then remaining available to be advanced by the Assuming Institution under the Shared-Loss Loan Commitment or (B) then outstanding under the Shared-Loss Loan beyond the limit provided in Section 2.8(b)(i); or

(iii)                               with respect to a Shared-Loss Loan Commitment or Shared-Loss Loan which is a revolving line of credit, it does not increase the maximum amount of principal authorized as of the Bank Closing Date to be outstanding at any one time under the underlying revolving line of credit relationship with the debtor beyond the limit provided in Section 2.8(b)(i) (regardless of the extent to which such revolving line of credit may have been funded as of the Bank Closing Date or may subsequently have been funded and/or repaid); and

(iv)                              it does not extend the term of such Shared-Loss Loan Commitment or Shared-Loss Loan beyond the end of the final Shared-Loss Quarter or, if later, beyond the term which existed as of the Bank Closing Date.

2.9.                            Recovery.

(a)                                 Calculation of a Recovery.  A “Recovery” is the sum of the following amounts (without duplication) for any period, subject to the limitations and exceptions set forth in Section 2.9(b):

(i)                                     collections by or on behalf of the Assuming Institution on Charge-Offs of a Shared-Loss Asset effected by the Assuming Institution prior to the end of the final Shared-Loss Quarter;

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(ii)                        collections by or on behalf of the Assuming Institution on Failed Bank Charge-Offs;

(iii)                     collections by or on behalf of the Assuming Institution on any Asset on which a Failed Bank Charge-Off has been effected, to the extent that such collections exceed the Book Value of such Asset;

(iv)                    ORE Income;

(v)                       collections by or on behalf of the Assuming Institution of any Reimbursable Expenses;

(vi)                    any gain received on a sale or other disposition of a Shared-Loss Loan or Shared-Loss Subsidiary by or on behalf of the Assuming Institution;

(vii)                 the amount of any fee or other consideration received by or on behalf of the Assuming Institution for any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action with respect to a Shared-Loss Loan as to which there exists a Failed Bank Charge-Off or as to which a Charge-Off has been effected by the Assuming Institution during or prior to such period, not exceeding the total of any related Failed Bank Charge-Offs, Charge-Offs and Reimbursable Expenses made with respect to the particular Shared-Loss Loan; and

(viii)              interest income, if any, pursuant to Section 2.9(d).

(b)                                 Limitations and Exceptions. In calculating a Recovery, the following shall not be included:

(i)                           amounts paid to the Assuming Institution by the Receiver pursuant to Article 2;

(ii)                        amounts received by or on behalf of the Assuming Institution with respect to Charge-Offs effected by the Assuming Institution after the final Shared-Loss Quarter;

(iii)                     the amount of any gain with respect to Shared-Loss Loans, ORE, Additional ORE or Subsidiary ORE included in a Recovery which exceeds the total amount of any Failed Bank Charge-Offs, Charge-Offs and Reimbursable Expenses made with respect to the particular Shared-Loss Asset; and

(iv)                    after the final Shared-Loss Quarter, ORE Income except to the extent that aggregate ORE Income exceeds ORE Expenses.

(c)                                  Order of Application. For the purpose of calculating Recoveries, the Assuming Institution shall apply any collections received on an Asset not otherwise applied to reduce the Book Value of such Asset, if applicable, in the following order:

(i)                           to Charge-Offs and Failed Bank Charge-Offs;

(ii)                        to Reimbursable Expenses;

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(iii)                     to interest income; and

(iv)                    to other expenses incurred by the Assuming Institution which are not Reimbursable Expenses.

(d)                                 Interest Income as a Recovery. In the event that (i) there is any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action with respect to a Shared-Loss Loan as to which there exists a Failed Bank Charge-Off or as to which a Charge-Off has been effected by the Assuming Institution during or prior to a Recovery Period and (ii) as a result, the Assuming Institution recognizes interest income for financial accounting purposes on that Shared-Loss Loan, then a Recovery shall also include the portion of such interest income recognized by the Assuming Institution which is derived by applying the calculation set forth in Exhibit 2.9, subject to the limitations set forth in Section 2.9(e).

(e)                                  Maximum Amount of Interest Income. The amount of any interest income included as a Recovery with respect to a Shared-Loss Loan subject to Section 2.9(d) shall not exceed the total of the following:

(i)                           Failed Bank Charge-Offs;

(ii)                        Charge-Offs effected by the Assuming Institution during or prior to the period in which the amount of a Recovery is being determined; and

(iii)                     Reimbursable Expenses paid to the Assuming Institution pursuant to this Agreement during or prior to the period in which the amount of a Recovery is being determined, all with respect to that particular Shared-Loss Loan.

(f)                                   Application of Collections. Any collections on a Shared-Loss Loan that are not applied to reduce Book Value of principal or recognized as interest income shall be applied pursuant to Section 2.9(c).

(g)                                  Treatment of Net ORE Loss Carryforward. To determine whether the Assuming Institution is entitled to apply a Net ORE Loss Carryforward at the end of the final Recovery Quarter, the Assuming Institution shall calculate and report the following information with respect to Recovery Quarters:

(i)                           For any Recovery Quarter other than the final Recovery Quarter, Net ORE Income is calculated as the amount of ORE Income received during such Recovery Quarter less (A) ORE Expenses paid to third parties during such Recovery Quarter and (B) if applicable, Net ORE Loss Carryforward. Any positive Net ORE Income shall be reported as a Recovery on the Quarterly Certificate for such Recovery Quarter.

(ii)                        For the final Recovery Quarter, Net ORE Income is calculated as the amount of ORE Income received during the final Recovery Quarter less ORE Expenses from the beginning of the final Recovery Quarter up to the date the Assuming Institution is required to deliver the Final Recovery Certificate pursuant to this Agreement.

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(iii)                     If there is a Net ORE Loss Carryforward at the end of the final Recovery Quarter, an amount equal to the Net ORE Loss Carryforward up to but not exceeding the total Net ORE Income reported as a Recovery on Quarterly Certificates for all Recovery Quarters may be included as a Recovery Expense on the Final Recovery Certificate.

2.10.                     Treatment as a Shared-Loss Asset.

(a)                                 Loss of Right to Receive Shared-Loss Asset Payments. The Assuming Institution shall not be entitled to payments relating to a Shared-Loss Asset pursuant to Section 2.2 if the Assuming Institution or any Affiliate of the Assuming Institution:

(i)                           sells or otherwise transfers that Shared-Loss Asset or any interest therein (whether with or without recourse) to any Person, other than in compliance with this Agreement;

(ii)                        makes any additional advance, commitment or increase in the amount of a commitment with respect to that Shared-Loss Loan that does not constitute a Permitted Advance or a Shared-Loss Loan Commitment Advance, in which case the entire Shared-Loss Loan will not be entitled to such payments;

(iii)                     makes any amendment, modification, renewal or extension of that Shared-Loss Loan that does not constitute a Permitted Amendment;

(iv)                    manages, administers or collects any Related Loan in a manner which would increase the amount of any collections with respect to that Related Loan to the detriment of the Shared-Loss Asset to which such loan is related; or

(v)                       fails to administer that Shared-Loss Asset pursuant to the Management Standards, including, without limitation, consistent failure to provide complete, accurate and timely certificates and reports pursuant to Article 5.

(b)                                 Effective Date of Loss of Shared-Loss Asset Treatment. If any of the actions described in Section 2.10(a) occur with respect to a Shared-Loss Asset, the Receiver shall not be obligated to make any payments to the Assuming Institution with respect to any affected Shared-Loss Loan after the date of occurrence of such action. In the event that the Receiver withholds payment pursuant to the foregoing provisions, the Assuming Institution and the Receiver shall make such accounting adjustments and payments as may be necessary to give retroactive effect to such actions.

(c)                                  Treatment of Recoveries. Notwithstanding Sections 2.10(a) and (b), a Shared-Loss Loan which has been the subject of Charge-Offs prior to the occurrence of any action described in Section 2.10(a) shall be treated as a Shared-Loss Asset for the purpose of calculating Recoveries on such Charge-Offs, provided that the amount of Recoveries shall be limited to the amount of such Charge-Offs.

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2.11.                     Receiver’s Option to Purchase.

(a)                                 Exercise of Option to Purchase. At any time on or prior to the Termination Date, the Receiver shall have the option, exercisable by notice to the Assuming Institution, to purchase a Shared-Loss Asset or an Asset on which a Failed Bank Charge-Off has been effected which meets any of the following criteria:

(i)                           if the Shared-Loss Asset has been fully or partially charged-off or written down and the Receiver determines that the Assuming Institution is not diligently pursuing collection efforts with respect to such Shared-Loss Asset;

(ii)                        if the Shared-Loss Asset is the subject of a request pursuant to Section 2.7(e), notwithstanding any prior consent by the Receiver with respect to any requested expenditures;

(iii)                     if it is an Asset on which a Failed Bank Charge-Off has been effected; and

(iv)                    if the Shared-Loss Asset is a Related Loan required to be included in a schedule pursuant to Section 5.4.

(b)                                 Transfer by the Assuming Institution. Within ten (10) Business Days following the date upon which the Assuming Institution receives notice pursuant to Section 2.11(a), the Assuming Institution shall transfer to the Receiver such Shared-Loss Asset or Asset and all Credit Files and Accounting Records relating thereto and shall take all such other actions as may be necessary and appropriate to assign, transfer and convey such Shared-Loss Asset or Asset to the Receiver.

(c)                                  Payment by the Receiver. Within fifteen (15) Business Days after the date upon which the Assuming Institution transfers the Shared-Loss Asset or Asset pursuant to Section 2.11(b), the Receiver shall pay to the Assuming Institution a purchase price equal to:

(i)                           the principal amount of such Shared-Loss Asset, any fees or penalties due from an Obligor and any Accrued Interest (subject to the limitations set forth at Section 2.11(d)), as stated on the Accounting Records of the Assuming Institution, as of the date such price is determined (in the case of a Shared-Loss Loan, regardless of the Legal Balance thereof) plus all Reimbursable Expenses incurred up to and through the transfer date of such Shared-Loss Asset pursuant to Section 2.11(b) which have not previously been paid to the Assuming Institution; minus

(ii)                        the Related Liability Amount applicable to any Related Liabilities related to such Shared-Loss Asset or Asset.

(d)                                 Limitations on Payment by the Receiver. In the case of the purchase of a Shared-Loss Loan:

(i)                           the price paid pursuant to Section 2.11(c) shall not include any Accrued Interest accruing during the ninety (90) day period prior to the purchase date

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pursuant to Section 2.11(b), except to the extent that such Accrued Interest is included in the Book Value of such Shared-Loss Loan;

(ii)                        the Receiver shall be entitled to any collections received by the Assuming Institution after the purchase date, which shall be paid by the Assuming Institution forthwith upon receipt and in any event no later than simultaneously with delivery of the next Quarterly Certificate; and

(iii)                     for the purposes of determining the amount of unpaid interest which accrued during a given period with respect to a variable-rate Shared-Loss Loan, all collections of interest shall be deemed to be applied to unpaid interest in the chronological order (oldest first) in which such interest accrued.

(e)                                  Receiver’s Assumption of Related Liabilities. The Receiver shall assume all Related Liabilities with respect to any Shared-Loss Asset or Asset repurchased pursuant to this Section 2.11 with effect from the date of transfer of such Shared-Loss Asset or Asset.

ARTICLE 3.                        ADMINISTRATION OF SHARED-LOSS ASSETS.

3.1.                            Management Standards Regarding Administration. During the term of this Agreement the Assuming Institution shall manage, administer and collect all Shared-Loss Assets while owned by it or any of its Affiliates in accordance with the rules, requirements and standards regarding management, administration and collection of Shared-Loss Assets set forth in this Article 3 (the “Management Standards”). Failure to comply with the Management Standards shall constitute a material breach of this Agreement. If the Receiver determines in its sole and absolute discretion that the Assuming Institution is not in compliance with the Management Standards, it may notify the Assuming Institution of the breach and may take action pursuant to this Agreement including, without limitation, as provided in Sections 2.6(a) and (b).

3.2.                            Assuming Institution’s Responsibilities and Duties.

(a)                                 Covenants of the Assuming Institution. The Assuming Institution shall:

(i)                           be responsible to the Receiver and the Corporation in the performance of this Agreement, whether performed by the Assuming Institution, an Affiliate or a Third Party Servicer;

(ii)                        provide to the Receiver and the Corporation such certificates, notifications and reports as the Receiver or the Corporation reasonably deems advisable, including but not limited to the certificates, notifications and reports required by Article 5; and

(iii)                     permit the Receiver and the Corporation to monitor the Assuming Institution’s performance of its duties hereunder at all times.

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(b)                                 Duties of the Assuming Institution with Respect to Shared-Loss Assets. In the performance of duties in accordance with the Management Standards, the Assuming Institution shall at all times exercise its best business judgment and shall:

(i)                           manage, administer, collect and effect Charge-Offs and Recoveries with respect to each Shared-Loss Asset in a manner consistent with the following:

(A)                               usual and prudent business and banking practices; and

(B)                               the Assuming Institution’s (or, if applicable, a Third Party Servicer’s) practices and procedures including, without limitation, all applicable law, the written internal credit policy guidelines of the Assuming Institution (or, if applicable, of a Third Party Servicer) in effect from time to time, with respect to the management, administration and collection of and taking of Charge-Offs and write-downs with respect to loans, ORE and repossessed collateral that do not constitute Shared-Loss Assets;

(ii)                        use its best efforts to maximize collections with respect to, and manage and administer, Shared-Loss Assets without favored treatment for any assets owned by the Assuming Institution or any of its Affiliates that are not Shared-Loss Assets;

(iii)                     adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Assets, as provided in Sections 5.6 and 5.7;

(iv)                    retain sufficient staff to perform its duties hereunder;

(v)                       not manage, administer or collect a Related Loan in a manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Asset to which such loan is related; and

(vi)                    cause any of its Affiliates to which it transfers any Shared-Loss Assets and any Third Party Servicer to act in accordance with the Management Standards.

3.3.                            Third Party Servicers and Affiliates.

(a)                                 Appointment of Third Party Servicers.

(i)                           With the prior consent of the Receiver, the Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Agreement through one or more Third Party Servicers. The Assuming Institution shall notify the Receiver at least forty (40) days prior to the proposed appointment of a Third Party Servicer. Such notice will include information regarding the Third Party Servicer’s relevant experience, qualifications, financial strength and any pending litigation in relation to servicing activities. In the case of a Third Party Servicer that is an Affiliate of the Assuming Institution, the notice shall include an express statement that the Third

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Party Servicer is an Affiliate. The Receiver may object to the proposed appointment of a Third Party Servicer by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment. The appointment of a Third Party Servicer by the Assuming Institution shall not release the Assuming Institution from any obligation or liability hereunder.

(ii)                        The Assuming Institution shall provide to the Receiver written notification immediately following the execution of any contract pursuant to which a Third Party Servicer or any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Assets.

(b)                                 Actions of and Expenses Incurred by Third Party Servicers. The Assuming Institution shall ensure that the practices, procedures and guidelines of any Third Party Servicer comply with the obligations of the Assuming Institution under this Agreement. The Assuming Institution shall provide to the Receiver a copy of the Assuming Institution’s written agreement with each Third Party Servicer and shall ensure compliance by each Third Party Servicer with the Assuming Institution’s obligations under this Agreement, including, without limitation, amending such agreement with each Third Party Servicer to the extent necessary. Subject to the foregoing and to the other provisions of this Agreement, a Third Party Servicer may take actions and incur expenditures in the same manner as the Assuming Institution, and out-of-pocket expenses incurred by a Third Party Servicer on behalf of the Assuming Institution shall be Reimbursable Expenses if such out-of-pocket expenses would qualify as Reimbursable Expenses if incurred by the Assuming Institution.

(c)                                  Duties with Respect to Affiliates. The Assuming Institution shall provide to the Receiver prior written notification of any transaction with or by any Affiliate of the Assuming Institution with respect to any Shared-Loss Asset including, without limitation, the execution of any contract pursuant to which an Affiliate of the Assuming Institution will own, manage, administer or collect amounts owing with respect to a Shared-Loss Asset. The Assuming Institution shall notify the Receiver at least forty (40) days prior to a proposed transaction with an Affiliate which is not on an arm’s length basis or commercially reasonable terms. Such notice will include information regarding the Affiliate’s relevant experience, qualifications and financial strength. The Receiver may object to the proposed transaction with an Affiliate in such circumstances by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed transaction.

3.4.                            Utilization by the Assuming Institution of Special Receivership Powers.

(a)                                 Notice and Request to Receiver. Upon timely notice to and with the prior consent of the Receiver, which may be granted or withheld in its sole discretion, to the extent permitted by applicable law, the Assuming Institution may utilize in a legal action any special legal power or right which the Assuming Institution derives as a result of having acquired a Shared-Loss Asset from the Receiver.

(b)                                 Use of Special Legal Powers. The Receiver may direct usage by the Assuming Institution of any special legal powers of the Receiver or the Corporation. The Assuming Institution shall:

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(i)                           comply in all respects with any direction from the Receiver or the Corporation and with any protocols, directives or interpretive memoranda issued from time to time by the Receiver or the Corporation;

(ii)                        upon request of the Receiver, notify the Receiver of the status of any legal action in which any special legal power or right is utilized; and

(iii)                     immediately notify the Receiver of any judgment or significant order in any legal action involving any of such special powers or rights.

3.5.                            Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver pursuant to this Agreement.

ARTICLE 4.                        SALE OF CERTAIN SHARED-LOSS ASSETS.

4.1.                            Sales of Shared-Loss Assets. All sales of Shared-Loss Assets are subject to the prior written approval of the Receiver, except as provided in Section 4.3:

(a)                                 Sales with the Receiver’s Consent. After the fourth anniversary of the Commencement Date and with the prior consent of the Receiver, the Assuming Institution may conduct sales to liquidate for cash consideration, in one or more transactions, all or a portion of the Shared-Loss Assets (individually or in portfolio transactions) then held by the Assuming Institution. The Assuming Institution shall provide the Receiver with at least sixty (60) days notice prior to any such proposed sale and the notice shall set forth the sale details and the proposed sale schedule.

(b)                                 Sales Required by the Receiver. During the twelve (12) month period immediately prior to the Termination Date the Receiver may, in its sole and absolute discretion, require the Assuming Institution to liquidate for cash consideration, in one or more transactions, all Shared-Loss Assets then held by the Assuming Institution. If the Receiver exercises such right, it shall give notice to the Assuming Institution setting forth the time period within which the Assuming Institution shall be required to offer to sell the Shared-Loss Assets. The Assuming Institution shall make a good faith effort to sell the Shared-Loss Assets and to otherwise comply with the provisions of the Receiver’s notice.

(c)                                  Conduct of Sales. Any sale pursuant to this Section 4.1 shall be conducted by means of sealed bid, to third parties, which may not include any Affiliates of the Assuming Institution, any contractors of the Assuming Institution or any Affiliates of contractors of the Assuming Institution. The Assuming Institution shall notify the Receiver prior to the proposed appointment of any financial advisor or other third party broker or sales agent for the liquidation of the remaining Shared-Loss Assets pursuant to Section 4.1(b). The Receiver may object to such proposed appointment by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment.

4.2.                            Calculation of Gain or Loss on Sale. The gain or loss on sales conducted in accordance with the provisions of Section 4.1 will be calculated based on the gross sale price

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received by the Assuming Institution less the Book Value of the Shared-Loss Assets which are sold.

4.3.                            Sale of ORE, Additional ORE or Subsidiary ORE. Notwithstanding the provisions of Section 4.1, the Assuming Institution may sell or otherwise dispose of ORE, Additional ORE or Subsidiary ORE at any time to a Person other than an Affiliate, a contractor of the Assuming Institution or any Affiliate of a contractor of the Assuming Institution, provided that such sale is conducted in an arm’s length, commercially reasonable and prudent manner.

ARTICLE 5.                        CERTIFICATES, REPORTS AND RECORDS.

5.1.                            Reporting Obligations of the Assuming Institution.

(a)                                 Records, Notifications and Reports. The Assuming Institution shall maintain such records, provide such notifications and deliver such reports as are required pursuant to this Agreement, including, without limitation, the records, notifications and reports as provided in the following provisions of this Article 5. Nothing contained in this Agreement shall be deemed to modify any laws, regulations or orders that are otherwise applicable to the Assuming Institution.

(b)                                 Certification of Accuracy and Completeness. Every submission by the Assuming Institution to the Receiver of a Quarterly Certificate, the Final Recovery Certificate and any other document or information shall constitute a certification from the Assuming Institution that the information provided in such submission is correct, complete and in compliance with this Agreement.

5.2.                            Quarterly Certificates.

(a)                                 Shared-Loss Quarters. Within thirty (30) days after the end of each Shared-Loss Quarter, the Assuming Institution shall deliver to the Receiver a Quarterly Certificate setting forth the following information with respect to each such Shared-Loss Quarter, in such form and detail as the Receiver may specify from time to time:

(i)                           Charge-Offs with respect to Shared-Loss Assets;

(ii)                        Recoveries;

(iii)                     collections on Assets on which a Failed Bank Charge-Off has been effected;

(iv)                    aggregate Charge-Offs less Recoveries;

(v)                       Reimbursable Expenses; and

(vi)                    ORE Income.

(b)                                 Recovery Quarters. Not later than thirty (30) days after the end of each Recovery Quarter, the Assuming Institution shall deliver to the Receiver a Quarterly Certificate setting forth the information specified in Section 5.2(a) and the following information with

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respect to each Recovery Quarter, in such form and detail as the Receiver may specify from time to time:

(i)                           Recoveries and Reimbursable Expenses;

(ii)                        on the Quarterly Certificate for the first Recovery Quarter only, the Assuming Institution may report as a separate item any Reimbursable Expenses which were: (A) paid prior to or during the final Shared-Loss Quarter, (B) not included in a Quarterly Certificate for any Shared-Loss Quarter because they were not paid by or on behalf of the Assuming Institution during a Shared-Loss Quarter and (C) paid by or on behalf of the Assuming Institution during the first Recovery Quarter; and

(iii)                     ORE Income, ORE Expenses and Net ORE Income.

(c)                                  Final Recovery Certificate. In addition to the information specified in Sections 5.2(a) and 5.2(b), in the Final Recovery Certificate the Assuming Institution shall include any Recoveries which were not included in a Quarterly Certificate for a Recovery Quarter and may include any Reimbursable Expenses which were: (A) incurred prior to or during the final Recovery Quarter, (B) not included in a Quarterly Certificate for any Recovery Quarter because they were not paid by or on behalf of the Assuming Institution during a Recovery Quarter and (C) paid by or on behalf of the Assuming Institution prior to the date the Assuming Institution is required to deliver the Final Recovery Certificate to the Receiver pursuant to Section 5.2(b).

(d)                                 Completeness of Information. The Assuming Institution shall provide to the Receiver complete and accurate information, except to the extent that it is unable to do so as a result of the failure of the Failed Bank or the Receiver to provide requested information.

(e)                                  Limitations. The Assuming Institution may claim each Charge-Off and each item of expenditure, income, gain or loss only on the Quarterly Certificate for the period in which such Charge-Off, expenditure, income, gain or loss was incurred. The inclusion of information regarding Reimbursable Expenses in a Quarterly Certificate or other documentation does not create any reimbursement obligation of the Receiver if the Assuming Institution is not otherwise in compliance with this Agreement.

(f)                                   True-Up Date. The Assuming Institution shall deliver the schedule required pursuant to Section 2.5(b) on or before the True-Up Date.

5.3.                            Notification of Certain Transactions. Prior to the Termination Date the Assuming Institution shall notify the Receiver within fifteen (15) days following any of the following becoming fully or partially charged-off:

(a)                                 a Shared-Loss Loan having a Legal Balance (or, in the case of more than one (1) Shared-Loss Loan made to the same Obligor, a combined Legal Balance) of $5,000,000 or more in circumstances in which a legal claim against the relevant Obligor survives; and

(b)                                 a Shared-Loss Loan made to a director, an “executive officer” as defined in 12 C.F.R. § 215.2(d), a “principal shareholder” as defined in 12 C.F.R. § 215.2(l), or an Affiliate of the Assuming Institution.

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5.4.                            Notification of Related Loans. In addition to maintaining records of all Related Loans, the Assuming Institution shall prepare and deliver to the Receiver, on a semi-annual basis, together with the Quarterly Certificates for all Shared-Loss Quarters and Recovery Quarters ending on June 30 and December 31, schedules of all Related Loans which are commercial loans or commercial real estate loans which have Legal Balances of $5,000,000 or more on the Accounting Records of the Assuming Institution as of June 30 and December 31, to the extent that more than one of such loans are to the same Obligor on Related Loans of $5,000,000 or more.

5.5.                            Auditor’s Report; Right to Audit.

(a)                                 Independent Auditor’s Report.

(i)                           Within the time period permitted for the examination audit pursuant to 12 C.F.R. § 363 following the end of each fiscal year, from and including the fiscal year during which the Bank Closing Date occurs, up to and including the calendar year during which the Termination Date occurs, the Assuming Institution shall deliver to the Receiver and the Corporation a report signed by its independent public accountants stating that such accountants have reviewed this Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during each such year were not made in accordance with this Agreement.

(ii)                        In the event that the Assuming Institution cannot comply with the provisions of Section 5.5(a)(i), within seven (7) days following the end of the time period permitted for the examination audit pursuant to 12 C.F.R. § 363, the Assuming Institution shall submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to the attention of such accountants suggesting that any computations required to be made by the Assuming Institution during such year were not made by the Assuming Institution in accordance with this Agreement. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made. It is the intention of this provision to align the timing of the audit required under this Agreement with the examination audit required pursuant to 12 C.F.R. § 363.

(b)                                 Assuming Institution’s Internal Audit. The Assuming Institution shall perform on an annual basis an internal audit of its compliance with this Agreement and shall provide the Receiver and the Corporation with:

(i)                           copies of all internal audit reports and access to all related internal audit work papers; and

(ii)                        a certificate signed by the chief executive officer or chief financial officer of the Assuming Institution certifying that the Assuming Institution is in compliance with this Agreement or identifying any areas of non-compliance.

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(c)                                  Right of Receiver or Corporation to Audit. The Receiver or the Corporation, their respective agents, contractors and employees, may (but are not required to) perform an audit to determine the Assuming Institution’s compliance with this Agreement at any time, by providing not less than ten (10) Business Days prior notice. The scope and duration of any such audit shall be at the discretion of the Receiver or the Corporation, as the case may be. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments, payments and withholdings as may be necessary to give retroactive effect to such corrections.

(d)                                 Authority to Advisors and Representatives. The Assuming Institution shall, and shall cause its Affiliates, contractors and Third Party Servicers to, allow its advisors and representatives to discuss its (and any Affiliates’, contractors’ or Third Party Servicers’) affairs, finances and accounts as they relate to Shared-Loss Assets, or any other matters relating to this Agreement or the rights and obligations hereunder, with the Receiver and authorizes such advisors and representatives to so discuss such affairs, finances and accounts with the Receiver.

5.6.                            Accounting Principles.

(a)                                 Maintenance of Books and Records. The Assuming Institution shall at all times during the term of this Agreement keep books and records which fairly present all dealings and transactions carried out in connection with its business and affairs.

(b)                                 Accounting Principles. Except as otherwise provided for in the Purchase and Assumption Agreement or this Agreement, the Assuming Institution shall keep all financial books and records in accordance with generally accepted accounting principles, which shall be consistently applied for the periods involved.

(c)                                  Change in Accounting Principles. The Assuming Institution shall not make any change in its accounting principles which adversely affects the value of the Shared-Loss Assets, unless it obtains the prior written approval of the Corporation or if required by a change in generally accepted accounting principles. The Assuming Institution shall notify the Corporation of any change in its accounting principles that is required by a change in generally accepted accounting principles which would affect any Shared-Loss Asset, the accounting for any Shared-Loss Asset or the amount of any loss, gain, expense, cost or other item of reimbursement that may be due to or from the Assuming Institution.

5.7.                            Records and Reports.

(a)                                 Content of Records. The Assuming Institution shall establish and maintain records on a separate general ledger, and on such subsidiary ledgers as may be appropriate, in such form and detail as the Receiver or the Corporation may specify, to account for the Shared-Loss Assets and to enable the Assuming Institution to prepare and deliver such reports as the Receiver or the Corporation may from time to time request pursuant to this Article 5. Without limitation, such books and records shall be kept in such a manner that information will be readily available to determine and document compliance with this Agreement and the Purchase and Assumption Agreement.

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(b)                                 Additional Information. The Assuming Institution shall promptly provide to the Receiver or the Corporation such information as the requesting party may request from time to time, including financial statements, computations and information as the Receiver or the Corporation deems necessary or appropriate in connection with monitoring compliance with this Agreement, certified as correct by the chief executive officer or chief financial officer of the Assuming Institution if so requested. The Assuming Institution shall provide to the Receiver all such loan-level data and cumulative information regarding the Shared-Loss Assets as the Receiver may request from time to time.

ARTICLE 6.                        MISCELLANEOUS.

6.1.                            Expenses. All costs and expenses incurred by a party in connection with this Agreement (including the performance of any obligations or the exercise of any rights hereunder) shall be borne by such party unless expressly otherwise provided, whether or not the transactions contemplated herein are consummated.

6.2.                            Successors and Assigns.

(a)                                 Binding on Successors and Assigns; Assignment. This Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Corporation in its corporate capacity without the consent of the Assuming Institution. Notwithstanding anything to the contrary contained in this Agreement, the Assuming Institution may not assign or otherwise transfer this Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part) or sell or transfer any subsidiary of the Assuming Institution holding title to Shared-Loss Assets without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Agreement includes:

(i)                           a merger or consolidation of the Assuming Institution with or into another Person, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(ii)                        a merger or consolidation of the Assuming Institution’s Holding Company with or into another Person, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(iii)                     the sale of all or substantially all of the assets of the Assuming Institution to another Person; or

(iv)                    a sale of Shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

Any transaction under this Section 6.2 that requires the Receiver’s consent that is made without such consent will relieve the Receiver of its obligations under this Agreement.

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(b)                                 No Recognition of Loss. No loss shall be recognized under this Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3.                            WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN, OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.4.                            No Third Party Beneficiary. This Agreement is for the sole and exclusive benefit of the parties and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries. Nothing in this Agreement shall be construed to grant to any other Person any right, remedy or claim under or in respect of this Agreement or any provision hereof.

6.5.                            Consent; Determination or Discretion. When the consent or approval of a party is required under this Agreement, such consent or approval shall be obtained in writing and unless expressly otherwise provided, shall not be unreasonably withheld or delayed. When a determination or decision is to be made by a party under this Agreement, that party shall make such determination or decision in its reasonable discretion unless expressly otherwise provided.

6.6.                            Rights Cumulative. Except as expressly otherwise provided herein, the rights of each of the parties under this Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Assumption Agreement, any of the agreements related thereto or under applicable law. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right, unless expressly otherwise provided.

6.7.                            References. References in this Agreement to Recitals, Articles, Sections and Exhibits are to Recitals, Articles, Sections and Exhibits of this Agreement, respectively, unless the context indicates that the Purchase and Assumption Agreement is intended. References to parties are to the parties to this Agreement. Unless expressly otherwise provided, references to days and months are to calendar days and months respectively. Article and Section headings are for convenient reference and shall not affect the meaning of this Agreement. References to the singular shall include the plural, as the context may require, and vice versa.

6.8.                            Notice.

(a)                                 Form of Notices. All notices shall be given in writing to the parties at the addresses set forth in Sections 6.8(b) and 6.8(c) and sent in accordance with the provisions of Section 13.6 of the Purchase and Assumption Agreement, unless expressly otherwise provided.

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(b)                                 Notice to FDIC (Division of Resolutions and Receiverships). With respect to a notice under this Agreement, other than pursuant to Section 3.4(a):

Federal Deposit Insurance Corporation

Division of Resolutions and Receiverships

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Assistant Director, Franchise and Asset Marketing

(c)                                  Notice to FDIC (Legal Division). With respect to a notice under Section 3.4(a):

Federal Deposit Insurance Corporation Legal Division

1601 Bryan Street

Dallas, Texas 75201

Attention: Regional Counsel

with a copy to:

Federal Deposit Insurance Corporation Legal Division

Virginia Square, L. William Seidman Center

3501 Fairfax Drive, VS-E-7056

Arlington, Virginia 22226

Attention: Senior Counsel (Special Issues Group)

ARTICLE 7.                        DISPUTE RESOLUTION.

7.1.                            Methods of Resolution. The methods of resolving a dispute arising pursuant to this Agreement shall be as follows:

(a)                                 Charge-Offs. Any dispute as to whether a Charge-Off of a Shared-Loss Asset was made in accordance with the Examination Criteria shall be finally resolved by the Assuming Institution’s Chartering Authority.

(b)                                 Other Disputes. Any other dispute (a “Dispute Item”) shall be resolved in accordance with the following provisions of this Article 7.

7.2.                            Informal Resolution. The Receiver or the Corporation, as appropriate, (the “FDIC Party”) and the Assuming Institution shall negotiate in good faith to resolve any Dispute Item within thirty (30) Business Days following receipt of information concerning the Dispute Item.

7.3.                            Resolution by Non-Binding Dispute Resolution Proceeding. If informal resolution of the Dispute Item pursuant to Section 7.2 is unsuccessful, the FDIC Party, on the one hand, and the Assuming Institution, on the other hand, may submit to the other party written notification of a Dispute Item (a “Notice of Dispute”). The Notice of Dispute shall contain a description of the dispute, an estimate of the amount in issue and any other information required

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pursuant to this Article 7. The parties shall make good faith efforts to resolve the dispute by mutual agreement within thirty-five (35) Business Days following receipt of the Notice of Dispute. In furtherance of these efforts, the parties should consider the mutually agreed upon use of less formal dispute resolution techniques, which may include, but are not limited to, mediation, settlement conference, early neutral evaluation and any other dispute resolution proceedings (as defined in § 571(6) of the Administrative Dispute Resolution Act (“ADRA”), 5 U.S.C. § 571 et seq.), as amended).

7.4.                            Confidentiality of Compromise Negotiations. All good faith attempts to resolve or compromise a dispute pursuant to Sections 7.2 or 7.3 will be confidential. All such compromise negotiations, including any statements made or documents prepared by any party, attorney or other participant, are inadmissible as evidence in other proceedings and may not be construed for any purpose as admissions against interest.

7.5.                            Payment Resulting from Compromise Negotiations. If the FDIC Party and the Assuming Institution resolve a Dispute Item to their mutual satisfaction pursuant to Sections 7.2 or 7.3, including any dispute pursuant to Section 2.6, then within thirty (30) days following such resolution, the appropriate party shall make payment or take action as agreed by the parties.

7.6.                            Formal Resolution.

(a)                                 Arbitration Matters. Any Dispute Item which has an estimated amount in issue not exceeding $1,000,000 per Asset may be proposed by the party seeking relief (the “Claimant Party”) for arbitration pursuant to the provisions of this Section 7.6. No more than three Dispute Items may be submitted for any single arbitration, provided that, by mutual agreement pursuant to Section 7.6(c), the parties may agree to submit any Dispute Item(s) to arbitration.

(b)                                 Proposal to Arbitrate. If the FDIC Party and the Assuming Institution do not resolve a Dispute Item pursuant to Sections 7.2 and 7.3, then within ten (10) Business Days following the expiration of the period provided in Section 7.3, the Claimant Party may propose to submit the unresolved Dispute Item to arbitration by notifying the other party (the “Respondent Party”) in writing.

(c)                                  Submission to Arbitration. The Respondent Party may agree to the Claimant Party’s proposal of arbitration by responding in writing within ten (10) Business Days following receipt of such proposal. Within five (5) Business Days following receipt of the Respondent Party’s agreement to arbitrate, the Claimant Party may submit the Dispute Item to the American Arbitration Association (“AAA”) for arbitration. No Dispute Item may be submitted for arbitration without the consent of both parties.

(d)                                 Waiver of Arbitration. If the Claimant Party does not (i) propose to submit the Dispute Item to arbitration within the period set forth in Section 7.6(b) or (ii) submit the Dispute Item to AAA within the period set forth in Section 7.6(c), then the Claimant Party shall be deemed to have waived submission of the Dispute Item to arbitration.

(e)                                  Litigation Matters. If the FDIC Party and the Assuming Institution do not agree to submit the Dispute Item to arbitration, the Dispute Item may be resolved by litigation in

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accordance with Federal or state law, as provided in Section 13.10 of the Purchase and Assumption Agreement. Any litigation shall be filed in a United States District Court in the proper district.

(f)                                   Arbitration Administrator. The FDIC Party may, in its discretion, appoint an organization other than AAA for administration of arbitration pursuant to this Section 7.6, in which case this Article 7 and the rules and procedures set forth herein, including the Commercial Arbitration Rules as referred to in Section 7.9, shall govern the arbitration. AAA or such other organization appointed pursuant to this Section 7.6(f) shall be referred to in this Agreement as the “Arbitration Administrator.”

7.7.                            Limitation on FDIC Party. Nothing in this Article 7 shall be interpreted as obligating the FDIC Party to submit to a dispute resolution proceeding (as defined in ADRA at § 571(6)) any Dispute Item described in (i) ADRA, § 572(b) or (ii) the FDIC’s Statement of Policy Regarding Binding Arbitration, 66 Fed. Reg. 18632 (April 10, 2001), as amended, as a dispute for which an agency shall consider not using a dispute resolution proceeding.

7.8.                            Effectiveness of Agreement Pending Dispute. Notwithstanding anything in this Agreement to the contrary, in the event that a Notice of Dispute is provided to a party under this Article 7 prior to the Termination Date, the terms of this Agreement shall remain in effect with respect to the items set forth in such notice until the dispute with respect to such items has been finally resolved, and such dispute shall be resolved in accordance with the provisions of this Agreement even if that resolution occurs after the Termination Date.

7.9.                            Governing Rules and Law for Arbitration. Any arbitration shall be substantively governed by the Federal law of the United States of America, and in the absence of controlling Federal law, in accordance with the laws of the state in which the main office of the Failed Bank is located. The arbitration shall be procedurally governed by the Commercial Arbitration Rules (the “Commercial Arbitration Rules”) established by AAA to the extent that such rules are not inconsistent with this Article 7, the Federal Arbitration Act, 9 U.S.C. § 1 et seq. (“Federal Arbitration Act”), and ADRA., as each may be in effect at the time that the arbitration is initiated, except that the Commercial Arbitration Rules’ Expedited Procedures shall not apply unless the FDIC Party and Claimant Party otherwise agree in writing. The Review Board (as defined below) may modify the procedures set forth in such rules from time to time with the prior written approval of the Claimant Party and the Respondent Party.

7.10.                     Review Board Proceedings. The arbitration of a dispute shall be conducted by a review board (a “Review Board”) which shall consist of either one (1) or three (3) members (each, a “Member”) with such expertise as the Claimant Party and Respondent Party agree is relevant. The Claimant Party shall specify, in its Notice of Dispute, the number of Members which it proposes for the Review Board.

(a)                                 Selection of Members.

(i)                           Claimant Party Proposes One Member. If the Dispute Item(s) are less than $500,000 in total, the Claimant Party may propose that the Review Board shall consist of one Member, and shall state, in its Notice of Dispute, the name and address of the Member that it proposes for the Review Board. If the Respondent Party agrees, in its

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response to the Notice of Dispute, the Member suggested by the Claimant Party shall comprise the Review Board. If the Respondent Party agrees, in its response to the Notice of Dispute, that the Review Board shall consist of one Member, but states the name and address of a different proposed Member for the Review Board, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator, provided that, before the Respondent Party responds to the Notice of Dispute with a different proposed Member, the parties may also mutually agree upon one Member. If the Respondent Party proposes that the Review Board shall consist of three Members, then the Members shall be selected in accordance with Section 7.10(a)(iv).

(ii)                        Claimant Party Proposes Three Members. If the Dispute Items exceed $500,000 in total, or if the Respondent Party proposes that the Review Board shall consist of three Members, then the Claimant Party shall state the name and address of the first of three Members in its Notice of Dispute. If the Respondent Party agrees that the Review Board shall consist of three Members, the Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a “Party-Appointed Arbitrator” (“Party-Appointed Arbitrator”), consistent with Commercial Arbitration Rule R-12. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator as provided in Section 7.6(c), then within ten (10) Business Days of such submission, the Party-Appointed Arbitrators shall select a neutral third Member (the “Neutral Member”) in accordance with Commercial Arbitration Rules R-11 and R-13, except that the Neutral Member need not be from the National Roster of Commercial Arbitrators. If the Respondent Party proposes that the Review Board shall consist of one Member, then the Member shall be selected in accordance with Section 7.10(a)(iii).

(iii)                     Respondent Party Proposes One Member. If the Claimant Party proposes that the Review Board shall consist of three Members, but the Respondent Party proposes that the Review Board shall consist of one Member in its response to the Notice of Dispute, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the Review Board unless the Respondent Party states the name and address of a different proposed Member in its response to the Notice of Dispute. If the Respondent Party proposes a different Member in its response to the Notice of Dispute, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator.

(iv)                    Respondent Party Proposes Three Members. If the Claimant Party proposes that the Review Board shall consist of one Member, but the Respondent Party proposes, in its response to the Notice of Dispute, that the Review Board shall consist of three Members, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the first Member of the Review Board. The Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a Party-Appointed Arbitrator. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator, a Neutral Member shall be selected in accordance with the procedure set forth in Section 7.10(a)(ii).

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(b)                                 Removal of Members. A Party-Appointed Arbitrator may be removed at any time by the party who appointed that Member upon five (5) Business Days notice to the other party of the selection of a replacement Member. The Neutral Member may be removed by unanimous action of the Party-Appointed Arbitrators or unanimous action of the parties after five (5) Business Days notice to the Claimant Party and the Respondent Party and the Arbitration Administrator of the selection of a replacement Neutral Member.

(c)                                  Vacancies. Any vacancy on the Review Board prior to or after the commencement of the hearing of evidence and argument (the “Arbitration Hearing”) shall be handled in accordance with Commercial Arbitration Rule R-19, except that if a vacancy arises after the Arbitration Hearing has commenced, a substitute Member shall be selected in accordance with the rules under which the original Member was selected.

7.11.                     Impartiality. As a condition of serving on the Review Board, within five (5) Business Days after being selected, each Member shall provide a written oath, under penalty of perjury, containing a statement that the Member does not have any conflicts of interest (whether official, financial, personal or otherwise) with respect to the issues or parties in controversy, and that each Member agrees to be bound by the provisions of this Article 7 as applicable to the Members. If a Member has any potential conflict of interest, the Member shall fully disclose such interest in writing to the Claimant Party and the Respondent Party and the Member shall not serve on the Review Board, unless the Claimant Party and the Respondent Party agree otherwise. The Conflicts Committee of the Legal Division of the Corporation shall review any potential conflicts of interest for potential waiver. None of the Members may serve as counsel, advisor, witness or representative to any party to the arbitration.

7.12.                     Schedule. The Review Board shall assume control of the arbitration process and shall schedule all events as expeditiously as possible. The Arbitration Hearing shall commence within ninety (90) Business Days after receipt of the Notice of Dispute by the Arbitration Administrator.

7.13.                     Written Award. Within twenty (20) Business Days following closing of the Arbitration Hearing, as determined by Commercial Arbitration Rule R-35, the Review Board shall determine the prevailing party and award the prevailing party its proposed award/award any remedy or relief that the arbitrator deems just and equitable and within the scope of this Article 7, but in no event may an award of the Review Board (inclusive of all claims and counterclaims) exceed the maximum amount set forth in Section 7.6(a) of this Agreement. If the Review Board consists of three (3) Members, the determination of any two (2) Members shall constitute the Review Board’s determination. The Review Board shall present to the Claimant Party and the Respondent Party a written award regarding the dispute. The written award shall contain a brief, informal discussion of the factual and legal basis for the award and need not contain formal findings of facts and law.

7.14.                     Interest Rate on Award. Any award amounts ultimately determined to be payable pursuant to the Review Board’s written award shall bear interest at the Settlement Interest Rate from a beginning date specified by the Review Board in its written award and until the date on which payment is made.

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7.15.                     Payments. All payments required to be made under this Article 7 shall be made by wire transfer and within fifteen (15) Business Days following the date on which the award becomes final, as provided by ADRA at § 580(b). The Review Board will have no authority to award any punitive, consequential, special or exemplary damages.

7.16.                     Fees, Costs and Expenses. The Review Board will have no authority to award attorneys’ fees or costs incurred by either party to the arbitration. Each party will bear the fees, costs, and expenses which it incurs in connection with the submission of any dispute to a Review Board, including the fees and expenses of the Member which it selected in accordance with the Arbitration Administrator’s fee schedule. The Claimant Party and the Respondent Party will share equally the fees and expenses of the Neutral Member and any administrative fees of the arbitration (which shall not include the fees and expenses of the Members). No fees, costs or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the Receiver under this Article 7 or otherwise.

7.17.                     Binding and Conclusive Nature. Arbitration of a dispute pursuant to this Article 7 shall be final, conclusive and binding on the parties and not subject to further dispute or review, and judgment upon the award made by the Review Board may be entered in accordance with applicable law in any court having jurisdiction thereof. Other than as provided by the Federal Arbitration Act and ADRA, no review, appeal or reconsideration of the Review Board’s determination shall be permitted, including review, appeal or reconsideration by the Review Board or any other arbitrators. The parties agree to faithfully observe the provisions of this Article 7 and the Commercial Arbitration Rules, and the parties agree to abide by and perform any award rendered by the Review Board.

7.18.                     No Precedent. No decision, interpretation, determination, analysis, statement, award or other pronouncement of a Review Board shall constitute precedent in regard to any subsequent proceeding (whether or not such proceeding involves dispute resolution under this Agreement), nor shall any Review Board be bound to follow any decision, interpretation, determination, analysis, statement, award or other pronouncement rendered by any previous Review Board or any other previous dispute resolution panel that may have convened in connection with a transaction involving other failed financial institutions or Federal assistance transactions.

7.19.                     Confidentiality; Proceedings, Information and Documents. No arbitration held pursuant to this Article 7 shall be public or accessible to any person other than the parties and their representatives, the Review Board and witnesses participating in the arbitration (and then, only to the extent of their participation). Each party and each Member shall strictly maintain the confidentiality of all issues, disputes, arguments, positions and interpretations of any such proceeding, as well as all testimony, pleadings, filings, discovery, information, attachments, enclosures, exhibits, summaries, compilations, studies, analyses, notes, documents, statements, schedules and other similar items associated therewith (“Confidential Information”), in accordance with the provisions of ADRA. In the event that disclosure of Confidential Information is required pursuant to law, rule or regulation, or in the event that disclosure is required pursuant to statute or court determination as provided by ADRA, then to the extent reasonably practicable, the person required to make the disclosure shall provide the other party or parties with written notice of such disclosure within one (1) Business Day

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following the request that it make such disclosure, and in any event prior to making such disclosure, so that the other party or parties may seek a protective order.

7.20.                     Confidentiality of Arbitration Award. Notwithstanding the provisions of Section 7.19, no party has any duty of confidentiality with respect to any arbitration award made pursuant to this Article 7.

7.21.                     Extension of Time Periods. The parties may extend any period of time provided in this Article 7 by mutual agreement.

7.22.                     Venue. The arbitration shall take place at such location as the parties thereto may mutually agree, but if they cannot agree, then it will take place at the offices of the Corporation in Washington, D.C., or Arlington, Virginia.

ARTICLE 8.                                         DEFINITIONS.   The capitalized terms used in this Agreement have the meanings defined or referenced in this Article 8.

“AAA” has the meaning set forth in Section 7.6(c).

“Accounting Records” means Records including, but not limited to, corporate minutes, general ledger and subsidiary ledgers and schedules which support general ledger balances.

“Accrued Interest” means, for any Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance at any time, the amount of accrued earned and unpaid interest, taxes, credit life and/or disability insurance premiums (if any) payable by the Obligor, all as reflected on the Accounting Records of the Failed Bank or the Assuming Institution (as applicable), but excluding any amount accrued after the applicable Asset has been placed on non-accrual or nonperforming status by either the Failed Bank or the Assuming Institution (as applicable), for no more than a maximum of ninety (90) days.

“Additional ORE” means Shared-Loss Loans that become ORE after the Bank Closing Date.

“ADRA” has the meaning set forth in Section 7.3.

“Affiliate” has the meaning set forth in the Purchase and Assumption Agreement; provided that, for purposes of this Agreement, no Third Party Servicer appointed by an Affiliate shall be deemed to be an Affiliate of the Assuming Institution solely by virtue of that appointment.

“Agreement” has the meaning set forth in Recital A.

“Applicable Percentage” is 80% for the Tranche 1 Amount and 80% for the Tranche 2 Amount.

“Arbitration Administrator” has the meaning set forth in Section 7.6(f).

“Arbitration Hearing” has the meaning set forth in Section 7.10(a)(iii).

“Assets” has the meaning set forth in the Purchase and Assumption Agreement.

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“Assuming Institution” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Closing Date” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Premises” has the meaning set forth in the Purchase and Assumption Agreement.

“Bid Valuation Date” has the meaning set forth in the Purchase and Assumption Agreement.

“Book Value” has the meaning set forth in the Purchase and Assumption Agreement.

“Business Day” has the meaning set forth in the Purchase and Assumption Agreement.

“Calendar Quarter” means a period of three months in any year, commencing on the first day of each January, April, July or October, and each successive three-month period thereafter, except that the first such period shall commence on the Commencement Date and end on the last day of March, June, September or December, whichever is the first to occur after the Commencement Date.

“Capitalized Expenditures” means those expenditures that (a) would be capitalized under generally accepted accounting principles and (b) are incurred with respect to Shared-Loss Loans, ORE, Additional ORE or Subsidiary ORE, but excluding expenses related to environmental conditions including, but not limited to, remediation, storage or disposal of any hazardous or toxic substances or any pollutant or contaminant.

“Charge-Off” means, for any period with respect to a particular Shared-Loss Asset, the amount of a loan or portion of a loan classified as “Loss” under the Examination Criteria as effected by the Assuming Institution and reflected on its Accounting Records for such period, consisting solely of a charge-off of the following:

(a)                                 the principal amount of such Shared-Loss Asset net of unearned interest;

(b)                                 a write-down associated with Shared-Loss Assets, ORE or Additional ORE or loan modification(s);

(c)                                  Accrued Interest for no more than a maximum of ninety (90) days; plus

(d)                                 Capitalized Expenditures.

Losses incurred on the sale or other disposition of Shared-Loss Assets to any Person shall not constitute Charge-Offs except for: (i) sales duly conducted in accordance with the provisions of Sections 4.1(a) and 4.1(b), (ii) the sale or other disposition of ORE or Additional ORE to a Person other than an Affiliate of the Assuming Institution which was conducted in a commercially reasonable and prudent manner and (iii) other sales or dispositions, if any, with respect to which the Receiver granted prior consent.

“Chartering Authority” has the meaning set forth in the Purchase and Assumption Agreement.

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“Claimant Party” has the meaning set forth in Section 7.6(a).

“Commencement Date” means the first day following the Bank Closing Date.

“Commercial Arbitration Rules” has the meaning set forth in Section 7.9.

“Commitment” has the meaning set forth in the Purchase and Assumption Agreement.

“Confidential Information” has the meaning set forth in Section 7.19.

“Consumer Loans” means loans to individuals for household, family and other personal expenditures, that are not secured by real estate, including but not limited to loans for (a) purchase of private automobiles, pickup trucks, household appliances, furniture, trailers and boats; (b) repairs or improvements to a borrower’s residence; (c) educational expenses, including student loans, whether or not guaranteed by the United States or any state; (d) medical expenses; (e) taxes; (f) vacations; (g) personal (non-business) debt consolidation; and (h) purchase of a mobile home to be used as a residence which is not combined with real property. Consumer Loans may be installment loans, demand loans or single payment time loans, regardless of size or maturity and regardless of whether the loans are made by the consumer loan department or by any other department of the Failed Bank. Consumer Loans also include retail installment sales paper purchased by the Failed Bank from merchants or dealers, finance companies and others and extensions of credit pursuant to a credit card plan or debit card plan.

“Corporation” has the meaning set forth in the Purchase and Assumption Agreement.

“Covered Gain” has the meaning set forth in Section 2.3(b).

“Covered Loss” has the meaning set forth in Section 2.3(a).

“Credit File” has the meaning set forth in the Purchase and Assumption Agreement.

“Dispute Item” has the meaning set forth in Section 7.1(b).

“Environmental Assessment” means an assessment relating to the presence, storage or release of any hazardous or toxic substance, pollutant or contaminant with respect to the collateral securing a Shared-Loss Loan that has been fully or partially charged-off.

“Examination Criteria” means the loan classification criteria employed by, and any applicable regulations of, the Assuming Institution’s Chartering Authority at the time an action is taken, as such criteria may be amended from time to time.

“Failed Bank” has the meaning set forth in the Purchase and Assumption Agreement.

“Failed Bank Charge-Offs” means, with respect to any Asset, an amount equal to the aggregate reversals or charge-offs of Accrued Interest and charge-offs and write-downs of principal effected by the Failed Bank with respect to that Asset as reflected on the Accounting Records of the Failed Bank, excluding any Fully-Charged-Off Assets.

“Federal Arbitration Act” has the meaning set forward in Section 7.9.

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“Final Recovery Certificate” means the Quarterly Certificate for the final Recovery Quarter.

“Fixtures” has the meaning set forth in the Purchase and Assumption Agreement.

“FDIC” means the Federal Deposit Insurance Corporation, in any capacity, as appropriate.

“FDIC Party” has the meaning set forth in Section 7.2.

“Fully Charged-Off Assets” means Assets subject to Failed Bank Charge-Offs that were completely charged-off by the Failed Bank and had a Book Value of zero on the Bank Closing Date.

“Holding Company” means any company owning Shares of the Assuming Institution that is a holding company pursuant to the Bank Holding Company Act of 1956, 12 U.S.C. 1841 et seq. or the Home Owners’ Loan Act, 12 U.S.C. 1461 et seq.

“Investment in Subsidiary” means the amount of the Failed Bank’s direct and indirect investment in a Shared-Loss Subsidiary, including any amounts due from that Shared-Loss Subsidiary to the Failed Bank that were acquired by the Assuming Institution, calculated as of the Commencement Date.

“Intrinsic Loss Estimate” is eighty six million dollars ($86,000,000.00).

“Legal Balance” has the meaning set forth in the Purchase and Assumption Agreement.

“Loan” has the meaning set forth in the Purchase and Assumption Agreement.

“Management Standards” has the meaning set forth in Section 3.1.

“Member” has the meaning set forth in Section 7.10.

“Net Loss Amount” means the sum of all Charge-Offs less all Recoveries and, if the Purchase and Assumption Agreement includes a Single Family Agreement, the Cumulative Loss Amount under and as defined in the Single Family Agreement.

“Net ORE Income” means the extent to which aggregate ORE Income exceeds ORE Expenses, as described in Section 2.9(g)(i) or (ii), as appropriate.

“Net ORE Loss Carryforward” means the amount of any ORE Income in any Recovery Quarter that is a negative number.

“Net Recoveries” has the meaning set forth in Section 2.4(c).

“Neutral Member” has the meaning set forth in Section 7.10(a)(ii).

“New Shared-Loss Loans” means loans that would otherwise be subject to loss sharing under this Agreement that were originated after the Bid Valuation Date and before the Bank Closing Date.

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“Notice of Dispute” has the meaning set forth in Section 7.3.

“Obligor” has the meaning set forth in the Purchase and Assumption Agreement.

“ORE” means the following that (a) are owned by the Failed Bank as of the Bank Closing Date and purchased pursuant to the Purchase and Assumption Agreement or (b) have been acquired subsequent to the Bank Closing Date from the collection or settlement by the Assuming Institution of a Shared-Loss Loan, including, without limitation, any assets which have been fully or partially charged-off on the books and records of the Failed Bank or the Assuming Institution:

(a)                                 interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights; and

(b)                                 other assets (whether real property, furniture, fixtures or equipment and, at the option of the Receiver, other personal property) acquired by foreclosure of ORE or in full or partial satisfaction of judgments or indebtedness.

“ORE Expenses” means the aggregate expenses paid to third parties by or on behalf of the Assuming Institution after the final Shared-Loss Quarter to manage, operate and maintain ORE, Additional ORE and Subsidiary ORE, which may include property taxes, insurance and sales commissions, provided that such commissions are of an amount customary for the type and location of the asset.

“ORE Income” means income received by or on behalf of the Assuming Institution or its Affiliate(s) from the operation, and any gains recognized by the Assuming Institution on the disposition, of ORE, Additional ORE and Subsidiary ORE.

“Party-Appointed Arbitrator” has the meaning set forth in Section 7.10(a)(ii).

“Permitted Advance” has the meaning set forth in Section 2.8(a).

“Permitted Amendment” has the meaning set forth in Section 2.8(b).

“Person” has the meaning set forth in the Purchase and Assumption Agreement.

“Purchase and Assumption Agreement” has the meaning set forth in Recital A.

“Quarterly Certificate” means a certificate or certificates, signed by an officer of the Assuming Institution involved in, or responsible for, the administration and servicing of the Shared-Loss Assets, whose name appears on a list provided to the Receiver (as updated by the Assuming Institution as needed from time to time) of servicing officers and the related supporting documentation setting forth in such form and detail as the Receiver may specify from time to time the items listed at Section 5.2(a), in the form set forth in Exhibit 5.2 and delivered as set forth in Article 5 of this Agreement.

“Receiver” has the meaning set forth in the Purchase and Assumption Agreement.

“Record” has the meaning set forth in the Purchase and Assumption Agreement.

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“Recovery” has the meaning set forth in Section 2.9.

“Recovery Quarter” means a Calendar Quarter commencing with and including the first Calendar Quarter following the final Shared-Loss Quarter and ending on the Termination Date.

“Reimbursable Expenses” has the meaning set forth in Section 2.7(a).

“Related Liability” has the meaning set forth in the Purchase and Assumption Agreement.

“Related Liability Amount” has the meaning set forth in the Purchase and Assumption Agreement.

“Related Loan” means a loan or extension of credit held by the Assuming Institution at any time on or prior to the end of the final Recovery Quarter that is:

(a)                                 made to the same Obligor with respect to a Loan that is a Shared-Loss Asset or with respect to a Loan from which ORE, Additional ORE or Subsidiary ORE derived; or

(b)                                 attributable to the same primary Obligor with respect to any Loan described at paragraph (a) under the applicable rules of the Assuming Institution’s Chartering Authority concerning the legal lending limits of financial institutions organized under its jurisdiction as in effect on the Commencement Date.

“Respondent Party” has the meaning set forth in Section 7.6(b).

“Review Board” has the meaning set forth in Section 7.10.

“Settlement Interest Rate” has the meaning set forth in the Purchase and Assumption Agreement.

“Shared-Loss Assets” means Shared-Loss Loans, Subsidiary Shared-Loss Loans, ORE, Additional ORE, Subsidiary ORE and Capitalized Expenditures.

“Shared-Loss Loan Commitment” means (a) a Commitment to make a further extension of credit or a further advance with respect to an existing Shared-Loss Loan or (b) a Shared-Loss Loan in respect of which the Assuming Institution has made a Permitted Amendment.

“Shared-Loss Loan Commitment Advance” means an advance pursuant to a Shared-Loss Loan Commitment with respect to which the Assuming Institution has not made a Permitted Advance.

“Shared-Loss Loans” means the following:

(a)                                 Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement set forth on Schedule 4.15B thereto;

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(b)                                 New Shared-Loss Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement;

(c)                                  Permitted Advances;

(d)                                 Shared-Loss Loan Commitment Advances, if any; and

(e)                                  Shared-Loss Loans (as described at paragraphs (b) through (d) above) with respect to which the Assuming Institution has made a Permitted Amendment;

but does not include:

(i)                       Consumer Loans; or

(ii)                    Loans, New Shared-Loss Loans, Permitted Advances or Shared-Loss Loan Commitment Advances with respect to which a Shared-Loss Subsidiary is an Obligor.

“Shared-Loss Quarter” means a Calendar Quarter commencing with the initial Calendar Quarter and ending with and including the Calendar Quarter in which the fifth (5th) anniversary of the Commencement Date occurs.

“Shared-Loss Subsidiary” and “Shared-Loss Subsidiaries” mean the Subsidiary or Subsidiaries, if any, listed on Schedule 4.15C, as applicable.

“Shares” means common stock and any instrument which by is, or which may become, convertible into common stock.

“Single Family Agreement” means, if any, the Single Family Shared-Loss Agreement and the Exhibits thereto attached as Exhibit 4.15A to the Purchase and Assumption Agreement and entered into of even date with this Agreement among the Receiver, the Corporation and the Assuming Institution.

“Subsidiary” has the meaning set forth in the Purchase and Assumption Agreement.

“Subsidiary ORE” means ORE listed on Schedule 4.15C and owned by the Shared-Loss Subsidiary identified on that Schedule 4.15C as the owner of such ORE.

“Subsidiary Shared-Loss Loans” means Shared-Loss Loans listed on Schedule 4.15C owned by the Shared-Loss Subsidiary identified on that Schedule 4.15C as the owner of such Shared-Loss Loans.

“Termination Date” means the last day of the Calendar Quarter in which the eighth (8th) anniversary of the Commencement Date occurs.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution, which may include an Affiliate of the Assuming Institution, to service the Shared-Loss Assets on behalf of the Assuming Institution.

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“Tranche 1 Amount” means total Covered Losses less total Covered Gains up to and including eighty six million dollars ($86,000,000.00).

“Tranche 2 Amount” means total Covered Losses less total Covered Gains in excess of the Tranche 1 Amount.

“True-Up Date” means the date which is forty-five (45) days after the latest to occur of the Termination Date of this Agreement, the Termination Date of the Single Family Agreement, if applicable, or disposition of all Assets pursuant to this Agreement or the Single Family Agreement, if applicable.

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EXHIBIT 2.5

TRUE-UP

Pursuant to Section 2.5 of this Agreement, the following calculation applies to determine any payment due by the Assuming Institution to the Receiver on the True-Up Date. All capitalized terms used in this Exhibit 2.5 have the meanings defined or referenced in Article 8 of this Agreement.

X = A-(B+C+D)

2

Where:

X = the amount payable to the Receiver pursuant to Section 2.5

A = 20% of the Intrinsic Loss Estimate

B = 20% of the Net Loss Amount

C = 25% of the Asset discount bid, expressed in dollars, of total Shared-Loss Assets on Schedules 4.15A and 4.15B as of the Bank Closing Date

D = 3.5% of total Shared-Loss Assets on Schedules 4.15A and 4.15B as of the Bank Closing Date

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EXHIBIT 2.7

EXCLUSION FROM REIMBURSABLE EXPENSES

Pursuant to Section 2.7(b)(iii) of this Agreement, the following calculation applies to determine the proportion of the expense attributable, for financial accounting purposes, to the reduction of the Book Value of a Shared-Loss Loan which may not be included as a Permitted Expense. All capitalized terms used in this Exhibit 2.7 have the meanings defined or referenced in Article 8 of this Agreement.

X = E * [1- (A+B+C)]

(A+B+D)

Where:

X = the proportion of expense not allowed as a Permitted Expense pursuant to Section 2.7(b)(iii)

A = the total amount of all Failed Bank Charge-Offs of principal on the Shared-Loss Loan (excluding reversals or charge-offs of Accrued Interest)

B = the total of all Charge-Offs effected by the Assuming Institution of principal on the Shared-Loss Loan amount (excluding reversals or charge-offs of Accrued Interest)

C = the amount of principal on the Shared-Loss Loan that has not yet been charged-off but has been placed on non-accrual status, all of which occurred during the period in which the expenses represented by E were recognized

D = the total amount of principal indebtedness due from the Obligor on the Shared-Loss Loan after any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action

E = the portion of the expense attributable, for financial accounting purposes, to the reduction of the Book Value of the Shared-Loss Loan

However, in the event that the portion derived from the calculation represented by:

[1- (A+B+C)]

(A+B+D)

is a negative number, the value of: (A+B+C)

(A+B+D)

shall be deemed to be 1 and accordingly the value of X shall be zero.

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EXHIBIT 2.9

INTEREST INCOME AS A RECOVERY

Pursuant to Section 2.9(d) of this Agreement, the following calculation applies to determine the proportion of interest income recognized by the Assuming Institution for financial accounting purposes with respect to a Shared-Loss Loan which may be included as a Recovery subject to the limit in Section 2.9(e). All capitalized terms used in this Exhibit 2.9 have the meanings defined or referenced in Article 8 of this Agreement.

X = ((A + B +C)/D) * E

Where:

X = the allowable proportion of interest income recognized by the Assuming Institution on the Shared-Loss Loan pursuant to Section 2.9(d) provided that such portion may not exceed one hundred percent (100%) of E.

A = the total amount of all Failed Bank Charge-Offs of principal on the Shared-Loss Loan (excluding reversals or charge-offs of Accrued Interest)

B = the total amount of all Charge-Offs effected by the Assuming Institution of principal on the Shared-Loss Loan (excluding reversals or charge-offs of Accrued Interest)

C = the amount of principal on the Shared-Loss Loan that has not yet been charged-off but has been placed on non-accrual status, all of which occurred at any time prior to or during the period in which the interest income represented by E was recognized

D = the total amount of principal indebtedness (including all Failed Bank Charge-Offs and Charge-Offs as described at A and B) due from the Obligor on the Shared-Loss Loan after any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action

E = the total amount of interest income recognized by the Assuming Institution for financial accounting purposes with respect to the Shared-Loss Loan

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EXHIBIT 5.2 FDIC FDIC as Receiver of: FDIC completes Fund No: #### Section 1: Payment Summary Purchase and Assumption Agreement Dated: date For Commercial and Other Beginning of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement End of this Shared-Loss Period: 6/30/2010 For Commercial and Other Shared Loss Agreement 1. Is FDIC coverage rate based solely on commercial agreement losses? yes 2. Are assets that were fully charged off at closing treated differently in this agreement? No lf the answer to #1 is No, then enter the following: If the answer to #1 is No, and the answer to #2 is Yes, then enter the following: 3. Single Family: Inception-to-date Covered Losses, net of Recoveries - 4. Single Family: Inception-to-date Recoveries from fully charged off assets 3a. Securities: Inception-to-date Covered Losses, net of Recoveries - 4a. Securities: Inception-to-date Recoveries from fully charged off assets This section calculates covered losses during this period: All Previous Certificates This Certificate Inception to Date 5. Total Covered Loss (Gain) Amount 0 0 0 6. If answer to 2 is Yes, then add back: Recoveries From Fully Charged Off Assets 0 0 0 7. Equals: Total Covered Losses subject to standard loss share treatment 0 0 0 This section calculates the payment amount: Net Loss Recoveries from 1st Tranche 2nd Tranche 3rd Tranche Fully-Charged-Off Total Due From (First Loss Tranche) (Below Stated (Above Stated Assets at Close (to) FDIC Threshold) Threshold) (net applicable) 8. Maximum amount eligible for payment within each tranche 100 200 n/a 9. FDIC’s Applicable Loss Share Percentage 0% 50% 95% 50% 10. Beginning Balance: Amount of each tranche already filled from previously reported losses - - - 11. New Covered Losses (Gains) under standard loss share incurred during period - n/a n/a 12. Covered Losses (Gains) applicable to each tranche during this period (on this Certificate) - - - 13. Distribution of Net Losses across tranches after this Certificate - - - 14. Covered Losses (Gains) applicable to each tranche during this period (on this Cert) - - - 15. Amount Due From (to) FDIC for this Certificate - - - - - This section contains wiring Instructions of Intergovernment Payout and Collection: Preparer signature: X 9-Digit ABA Number Preparer name: Account Number Account Name Further Credit Account Officer signature: X Further Credit Name OBI Officer name: Officer title Bank Name Bank Address Module 1 – Whole Bank w/ Optional Shared Loss Agreements 41 Peoples State Bank Version 3.0 – COMMERCIAL SHARED-LOSS AGREEMENT Hamtramck, Michigan December 8, 2010

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FDIC as Receiver of: FDIC completes Fund No: #### Purchase and Assumption Agreement Dated: date Section 2: Quarterly Summary For Commercial and Other Beginning of this Shared-Loss Period: 6/30/2010 End of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement This Quarter Cumulative at beg Commercial Real Estate Loans ORE & oth rapo Consumer Investment in of Quarter Constr & Dev Other C & I Loans assets Loans Other Loans Subs 1 PART A. Opening/Closing/Net Shared-Loss Asset Balances 1. Opening Balance 0 0 0 0 0 0 0 0 2. Adjustments: a) Transfers 0 0 0 0 0 0 0 b) Reclassifications 0 0 0 0 0 0 0 c) Assets dropped from loss share 0 0 0 0 0 0 0 0 d) Other 0 0 0 0 0 0 0 0 3. Adjusted Opening Balance 0 0 0 0 0 0 0 0 4. Add: a) Assumed Commitment Advances 0 0 0 0 0 0 0 b) Permitted Advances 0 0 0 0 0 0 0 c) Capitalized Expenses 0 0 0 0 0 0 0 0 5. Less: a) Prin Collections (amort/prepaymts) 0 0 0 0 0 0 0 0 b) Paid in full 0 0 0 0 0 0 0 0 c) Sales (qualifying or non-qualifying) 0 0 0 0 0 0 0 0 d) Charge-Offs (excluding accr int) 0 0 0 0 0 0 0 0 e) Qualifying loss on sales 0 0 0 0 0 0 0 0 6. Net (Reduction) / Increase Amount 0 0 0 0 0 0 0 0 7. Closing Balance 0 0 0 0 0 0 0 0 PART B. Charge-Offs, Recoveries & Reimbursable Expenses 8. Charge-Offs: a) Principal (from 5d and 5e) 0 0 0 0 0 0 0 0 b) Accr int (up to 90 days) 0 0 0 0 0 0 0 0 9. Total Charge-Offs 0 0 0 0 0 0 0 0 10. Less: a) Reimb Exps from Fully CO Assets* 0 0 0 0 0 0 0 0 b) Other Recoveries 0 0 0 0 0 0 0 0 11. Net Charge-Offs (Recoveries) 0 0 0 0 0 0 0 0 12. Add: a) Recs From Fully CO Assets* b) Other Reimbursable Expenses 0 0 0 0 0 0 0 0 13. Less: Offsetting Income 0 0 0 0 0 0 0 0 14. Total Covered Loss (Gain) Amount 0 0 0 0 0 0 0 0 Memo items: 15. Gross Recoveries this period 16. Gross Recoveries from Fully Charged Off Assets this period* 17. Total number of assets under loss share * = as of the beginning of the Loss Share agreement 42

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FDIC as Receiver of: FDIC completes Fund No: #### Section 3: Quarterly Summary Purchase and Assumption Agreement Dated: date For Commercial and Other Beginning of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement End of this Shared-Loss Period: 6/30/2010 Number of Loans / Properties Delinquent In Performing 30-59 days 60-89 days 90+ days Foreclosure Repossessed Assets * Total Construction & Development 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 $ Balance (000s) Delinquent In Performing 30-59 days 60-89 days 90+ days foreclosure Repossessed Assets * Total Construction & Development 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 * ORE for CRE loans; other types of repossessed assets for other types of loans. Note: investments in subsidiaries are excluded. 43

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Certificate—Section 3 Quarterly Performance Status Summary For Commercial and Other Shared Loss Loans FDIC as Receiver of: FDIC completes Fund No: FDIC completes 10xxx Purchase and Assumption Agreement Dated: FDIC completes Beginning of Shared-Loss Period: date1 End of Shared-Loss Period: date2 Number of Loans / Properties Delinquent In Repossessed Total Non- Δ± Since Performing 30-59 days 60-89 days 90+ days Foreclosure Assets * Accrual Loans Total Last Quarter Construction & Development 0 0 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 0 0 $ Balance (000s) Delinquent In Repossessed Total Non- A± Since Performing 30-59 days 60-89 days 90+ days foreclosure Assets * Accrual Loans Total Last Quarter Construction & Development 0 0 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 0 0 * ORE for CRE loans; other types of repossessed assets for other types of loans. 44

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SCHEDULE 4.15C

SHARED-LOSS SUBSIDIARIES

PSB Bridge, LLC

PSB Clinton, LLC

PSB Dort, LLC

PSB Downriver, LLC

PSB Linden, LLC

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EXHIBIT 2.4

PURCHASE AND ASSUMPTION AGREEMENT

WHOLE BANK

ALL DEPOSITS

AMONG

FEDERAL DEPOSIT INSURANCE CORPORATION,

RECEIVER OF COMMUNITY CENTRAL BANK,

MOUNT CLEMENS, MICHIGAN

FEDERAL DEPOSIT INSURANCE CORPORATION

and

TALMER BANK & TRUST

DATED AS OF

APRIL 29, 2011

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PURCHASE AND ASSUMPTION AGREEMENT

ARTICLE I. GENERAL		1

1.1	Purpose	1
1.2	Shared-Loss Agreements	1
1.3	Defined Terms	2

ARTICLE II. ASSUMPTION OF LIABILITIES		9

2.1	Liabilities Assumed by Assuming Institution	9
2.2	Interest on Deposit Liabilities	10
2.3	Unclaimed Deposits	11
2.4	Employee Plans	11

ARTICLE III. PURCHASE OF ASSETS		11

3.1	Assets Purchased by the Assuming Institution	11
3.2	Asset Purchase Price	12
3.3	Manner of Conveyance; Limited Warranty; Nonrecourse; Etc.	12
3.4	Puts of Assets to the Receiver	12
3.5	Assets Not Purchased by Assuming Institution	15
3.6	Retention or Repurchase of Assets Essential to Receiver	16
3.7	Receiver’s Offer to Sell Withheld Loans	17

ARTICLE IV. ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS		17

4.1	Continuation of Banking Business	17
4.2	Credit Card Business	17
4.3	Safe Deposit Business	17
4.4	Safekeeping Business	18
4.5	Trust Business	18
4.6	Bank Premises	19
4.7	Agreement with Respect to Leased Data Management Equipment	22
4.8	Certain Existing Agreements	23
4.9	Informational Tax Reporting	24
4.10	Insurance	24
4.11	Office Space for Receiver and Corporation; Certain Payments	24
4.12	Continuation of Group Health Plan Coverage for Former Employees of the Failed Bank	25
4.13	Interim Asset Servicing	26
4.14	[RESERVED]	26
4.15	Loss Sharing	26

ARTICLE V. DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK		26

5.1	Payment of Checks, Drafts, Orders and Deposits	26
5.2	Certain Agreements Related to Deposits	27
5.3	Notice to Depositors	27

ARTICLE VI. RECORDS		27

6.1	Transfer of Records	27
6.2	Transfer of Assigned Records	27
6.3	Preservation of Records	28
6.4	Access to Records; Copies	28
6.5	Right of Receiver or Corporation to Audit	28

ARTICLE VIII. BID; INITIAL PAYMENT		29

ARTICLE VIII. ADJUSTMENTS		29

8.1	Pro Forma Statement	29
8.2	Correction of Errors and Omissions; Other Liabilities	29
8.3	Payments	30
8.4	Interest	30
8.5	Subsequent Adjustments	30

ARTICLE IX. CONTINUING COOPERATION		30

9.1	General Matters	30
9.2	Additional Title Documents	30
9.3	Claims and Suits	30
9.4	Payment of Deposits	31
9.5	Withheld Payments	31
9.6	Proceedings with Respect to Certain Assets and Liabilities	31
9.7	Information	32
9.8	Tax Ruling	32

ARTICLE X. CONDITION PRECEDENT		32

ARTICLE XI. REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION		33

11.1	Corporate Existence and Authority	33
11.2	Third Party Consent	33
11.3	Execution and Enforceability	33
11.4	Compliance with Law	33
11.5	Insured or Guaranteed Loans	33
11.6	Representations Remain True	34
11.7	No Reliance; Independent Advice	34

ARTICLE XII INDEMNIFICATION		34

12.1	Indemnification of Indemnitees	34
12.2	Conditions Precedent to Indemnification	37
12.3	No Additional Warranty	38
12.4	Indemnification of Receiver and Corporation	38
12.5	Obligations Supplemental	38
12.6	Criminal Claims	39
12.7	Limited Guaranty of the Corporation	39
12.8	Subrogation	39

ARTICLE XIII. MISCELLANEOUS		39

13.1	Expenses	39

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13.2	Waiver of Jury Trial	39
13.3	Consent; Determination or Discretion	39
13.4	Rights Cumulative	40
13.5	References	40
13.6	Notice	40
13.7	Entire Agreement	41
13.8	Counterparts	41
13.9	Governing Law	41
13.10	Successors	41
13.11	Modification	41
13.12	Manner of Payment	41
13.13	Waiver	41
13.14	Severability	42
13.15	Term of Agreement	42
13.16	Survival of Covenants, Etc.	42

SCHEDULES

EXHIBITS

* These Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedules to the Securities and Exchange Commission upon request.

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PURCHASE AND ASSUMPTION AGREEMENT

WHOLE BANK

ALL DEPOSITS

THIS AGREEMENT, made and entered into as of the 29th day of April, 2011, by and among the FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER OF COMMUNITY CENTRAL BANK, MOUNT CLEMENS, MICHIGAN (the “Receiver”), TALMER BANK & TRUST, organized under the laws of the State of Michigan, and having its principal place of business in Troy, Michigan (the “Assuming Institution”), and the FEDERAL DEPOSIT INSURANCE CORPORATION, organized under the laws of the United States of America and having its principal office in Washington, D.C., acting in its corporate capacity (the “Corporation”).

R E C I T A L S

A.                                    On the Bank Closing Date, the Chartering Authority closed Community Central Bank (the “Failed Bank”) pursuant to applicable law and the Corporation was appointed Receiver thereof.

B.                                    The Assuming Institution desires to purchase certain assets and assume certain deposits and other liabilities of the Failed Bank on the terms and conditions set forth in this Agreement.

C.                                    Pursuant to 12 U.S.C. § 1823(c)(2)(A), the Corporation may provide assistance to the Assuming Institution to facilitate the transactions contemplated by this Agreement, which assistance may include indemnification pursuant to Article XII.

D.                                    The Board of Directors of the Corporation (the “Board”) has determined to provide assistance to the Assuming Institution on the terms and subject to the conditions set forth in this Agreement.

E.                                     The Board has determined pursuant to 12 U.S.C. § 1823(c)(4)(A) that such assistance is necessary to meet the obligation of the Corporation to provide insurance coverage for the insured deposits in the Failed Bank and is the least costly to the deposit insurance fund of all possible methods for meeting such obligation.

NOW, THEREFORE, in consideration of the mutual promises herein set forth and other valuable consideration, the parties hereto agree as follows:

A G R E E M E N T

ARTICLE I.                                             GENERAL.

1.1.                            Purpose. The purpose of this Agreement is to set forth requirements regarding, among other things, the terms and conditions on which the Assuming Institution purchases certain assets and assumes certain liabilities of the Failed Bank.

1.2.                            Shared-Loss Agreements. If the Receiver and the Assuming Institution desire to share losses and recoveries on certain acquired assets, a Shared-Loss Agreement or Shared-Loss

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Agreements are attached hereto as Exhibit 4.15A and/or Exhibit 4.15B, as applicable, and will govern the terms of any such shared-loss arrangement. To the extent that any inconsistencies may arise between the terms of this Agreement and a Shared-Loss Agreement with respect to the subject matter of a Shared-Loss Agreement, the terms of the applicable Shared-Loss Agreement shall control.

1.3.                            Defined Terms. Capitalized terms used in this Agreement shall have the meanings set forth or referenced in this Section 1.3. As used herein, words imparting the singular include the plural and vice versa.

“Acquired Subsidiary” or “Acquired Subsidiaries” means one or more, as applicable, Subsidiaries of the Failed Bank acquired pursuant to Section 3.1.

“Affiliate” of any Person means any director, officer, or employee of that Person and any other Person (i) who is directly or indirectly controlling, or controlled by, or under direct or indirect common control with, such Person, or (ii) who is an affiliate of such Person as the term “affiliate” is defined in § 2(k) of the Bank Holding Company Act of 1956, as amended, 12 U.S.C. § 1841.

“Agreement” means this Purchase and Assumption Agreement by and among the Assuming Institution, the Corporation and the Receiver, as amended or otherwise modified from time to time.

“Assets” means all assets of the Failed Bank purchased pursuant to Section 3.1. Assets owned by Subsidiaries of the Failed Bank are not “Assets” within the meaning of this definition by virtue of being owned by such Subsidiaries.

“Assumed Deposits” means Deposits.

“Assuming Institution” has the meaning set forth in the introduction to this Agreement.

“Bank Closing Date” means the close of business of the Failed Bank on the date on which the Chartering Authority closed such institution.

“Bank Premises” means the banking buildings, drive-in banking facilities, teller facilities (staffed or automated), storage and service facilities, structures connecting remote facilities to banking houses, land on which the foregoing are located and unimproved land, together with any adjacent parking, that are owned or leased by the Failed Bank and that have formerly been utilized, are currently utilized, or are intended to be utilized in the future by the Failed Bank as shown on the Failed Bank Records as of the Bank Closing Date.

“Bid Amount” has the meaning set forth in Article VII.

“Bid Valuation Date” means February 4, 2011.

“Board” has the meaning set forth in Recital D.

“Book Value” means, with respect to any Asset and any Liability Assumed, the dollar amount thereof stated on the Failed Bank Records. The Book Value of any item shall be determined as of the Bank Closing Date after adjustments made by the Receiver for differences in accounts, suspense items, unposted debits and credits and other similar adjustments or corrections and for setoffs, whether voluntary or involuntary. The Book Value of an Acquired

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Subsidiary shall be determined from the investment in subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting. Without limiting the generality of the foregoing, (i) the Book Value of a Liability Assumed shall include all accrued and unpaid interest thereon as of the Bank Closing Date, and (ii) the Book Value of a Loan shall reflect adjustments for earned interest, or unearned interest (as it relates to the “rule of 78s” or add-on-interest loans, as applicable), if any, as of the Bank Closing Date, adjustments for the portion of earned or unearned loan-related credit life and/or disability insurance premiums, if any, attributable to the Failed Bank as of the Bank Closing Date, and adjustments for Failed Bank Advances, if any, in each case as determined for financial reporting purposes. The Book Value of an Asset shall not include any adjustment for loan premiums, discounts or any related deferred income, fees or expenses, or general or specific reserves on the Failed Bank Records.

“Business Day” means a day other than a Saturday, Sunday, Federal legal holiday or legal holiday under the laws of the State where the Failed Bank is located, or a day on which the principal office of the Corporation is closed.

“Chartering Authority” means (i) with respect to a national bank, the Office of the Comptroller of the Currency, (ii) with respect to a Federal savings association or savings bank, the Office of Thrift Supervision, (iii) with respect to a bank or savings institution chartered by a State, the agency of such State charged with primary responsibility for regulating and/or closing banks or savings institutions, as the case may be, (iv) the Corporation in accordance with 12 U.S.C. § 1821(c)(4), with regard to self appointment, or (v) the appropriate Federal banking agency in accordance with 12 U.S.C. § 1821(c)(9).

“Commitment” means the unfunded portion of a line of credit or other commitment reflected on the books and records of the Failed Bank to make an extension of credit (or additional advances with respect to a Loan) that was legally binding on the Failed Bank as of the Bank Closing Date, other than extensions of credit pursuant to the credit card business and overdraft protection plans of the Failed Bank, if any.

“Corporation” has the meaning set forth in the introduction to this Agreement.

“Counterclaim” has the meaning set forth in Section 12.1(b).

“Credit Documents” means the agreements, instruments, certificates or other documents at any time evidencing or otherwise relating to, governing or executed in connection with or as security for, a Loan, including without limitation notes, bonds, loan agreements, letter of credit applications, lease financing contracts, banker’s acceptances, drafts, interest protection agreements, currency exchange agreements, repurchase agreements, reverse repurchase agreements, guarantees, deeds of trust, mortgages, assignments, security agreements, pledges, subordination or priority agreements, lien priority agreements, undertakings, security instruments, certificates, documents, legal opinions, participation agreements and intercreditor agreements, and all amendments, modifications, renewals, extensions, rearrangements, and substitutions with respect to any of the foregoing.

“Credit File” means all Credit Documents and all other credit, collateral or insurance documents in the possession or custody of the Assuming Institution, or any of its Subsidiaries or Affiliates, relating to an Asset or a Loan included in a Put Notice, or copies of any such documents.

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“Deposit” means a deposit as defined in 12 U.S.C. § 1813(l), including without limitation, outstanding cashier’s checks and other official checks and all uncollected items included in the depositors’ balances and credited on the books and records of the Failed Bank; provided that the term “Deposit” shall not include all or any portion of those deposit balances which, in the discretion of the Receiver or the Corporation, (i) may be required to satisfy it for any liquidated or contingent liability of any depositor arising from an unauthorized or unlawful transaction, or (ii) may be needed to provide payment of any liability of any depositor to the Failed Bank or the Receiver, including the liability of any depositor as a director or officer of the Failed Bank, whether or not the amount of the liability is or can be determined as of the Bank Closing Date.

“Deposit Secured Loan” means a loan in which the only collateral securing the loan is Assumed Deposits or deposits at other insured depository institutions.

“Electronically Stored Information” means any system backup tapes, any electronic mail (whether on an exchange or other similar system), any data on personal computers and any data on server hard drives.

“Eligible Individuals” has the meaning set forth in Section 4.12.

“ERISA” has the meaning set forth in Section 4.12.

“Failed Bank” has the meaning set forth in Recital A.

“Failed Bank Advances” means the total sums paid by the Failed Bank to (i) protect its lien position, (ii) pay ad valorem taxes and hazard insurance and (iii) pay premiums for credit life insurance, accident and health insurance and vendor’s single interest insurance.

“Failed Bank Records” means Records of the Failed Bank, including but not limited to, its corporate minutes, general ledger and subsidiary ledgers and schedules which support the general ledger balances.

“Fair Market Value” means:

(a)           “Market Value” as defined in the regulation prescribing the standards for real estate appraisals used in federally related transactions, 12 C.F.R. § 323.2(g), and accordingly shall mean the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the assumed consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

(i)            Buyer and seller are typically motivated;

(ii)           Both parties are well informed or well advised, and acting in what they consider their own best interests;

(iii)          A reasonable time is allowed for exposure in the open market;

(iv)          Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

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(v)           The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale;

as determined as of the Bank Closing Date by an appraiser chosen by the Assuming Institution from a list of acceptable appraisers provided by the Receiver; any costs and fees associated with such determination shall be shared equally by the Receiver and the Assuming Institution, and with respect to Bank Premises (to the extent, if any, that Bank Premises are purchased utilizing this valuation method), shall be determined not later than sixty (60) days after the Bank Closing Date by an appraiser selected by the Receiver and the Assuming Institution within seven (7) days after the Bank Closing Date; or

(b)           with respect to property other than Bank Premises purchased utilizing this valuation method, the price therefor as established by the Receiver and agreed to by the Assuming Institution, or in the absence of such agreement, as determined in accordance with clause (a) above.

“FDIC Office Space” has the meaning set forth in Section 4.11.

“Final Legal Notice” has the meaning set forth in Section 2.3(a).

“Fixtures” means those leasehold improvements, additions, alterations and installations constituting all or a part of Bank Premises and which were acquired, added, built, installed or purchased at the expense of the Failed Bank, regardless of the holder of legal title thereto as of the Bank Closing Date.

“Furniture and Equipment” means the furniture and equipment (other than Safe Deposit Boxes, Personal Computers, Owned Data Management Equipment and motor vehicles), leased or owned by the Failed Bank and reflected on the Failed Bank Records as of the Bank Closing Date and located on or at Bank Premises, including without limitation automated teller machines, carpeting, furniture, office machinery, shelving, office supplies, telephone, surveillance and security systems, ancillary equipment and artwork. Furniture and equipment located at a storage facility not adjacent to a Bank Premises are excluded from this definition.

“GSE” means a government sponsored enterprise.

“Indemnitees” means, except as provided in Section 12.1(b)(xi), (i) the Assuming Institution, (ii) the Subsidiaries and Affiliates of the Assuming Institution other than any Subsidiaries or Affiliates of the Failed Bank that are or become Subsidiaries or Affiliates of the Assuming Institution and (iii) the directors, officers, employees and agents of the Assuming Institution and its Subsidiaries and Affiliates who are not also present or former directors, officers, employees or agents of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank.

“Information Package” means the most recent compilation of financial and other data with respect to the Failed Bank, including any amendments or supplements thereto, provided to the Assuming Institution by the Corporation on the web site used by the Corporation to market the Failed Bank to potential acquirers.

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“Initial Payment” means the payment made pursuant to Article VII (based on the best information available as of the Bank Closing Date), the amount of which shall be either (i) if the Bid Amount is positive, the aggregate Book Value of the Liabilities Assumed minus the sum of the aggregate purchase price of the Assets as determined pursuant to Section 3.2 and assets purchased and the positive Bid Amount, or (ii) if the Bid Amount is negative, the sum of the aggregate Book Value of the Liabilities Assumed and the negative Bid Amount minus the aggregate purchase price of the Assets and assets purchased. The Initial Payment shall be payable by the Corporation to the Assuming Institution if (i) the Liabilities Assumed are greater than the sum of the positive Bid Amount and the Assets and any other assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount are greater than the Assets and assets purchased. The Initial Payment shall be payable by the Assuming Institution to the Corporation if (i) the Liabilities Assumed are less than the sum of the positive Bid Amount and the Assets and assets purchased, or if (ii) the sum of the Liabilities Assumed and the negative Bid Amount is less than the Assets and assets purchased. Such Initial Payment shall be subject to adjustment as provided in Article VIII.

“Leased Data Management Equipment” means any equipment, computer hardware, computer software (and the lease or licensing agreements related thereto), computer networking equipment, printers, fax machines, copiers, document scanners, data tape systems, data tapes, DVDs, CDs, flash drives, telecommunications and check processing equipment and any other electronic storage media leased by the Failed Bank at Bank Closing which is, was, or could have been used by the Failed Bank in connection with data management activities.

“Legal Balance” means the amount of indebtedness legally owed by an Obligor with respect to a Loan, including principal and accrued and unpaid interest, late fees, attorneys’ fees and expenses, taxes, insurance premiums, and similar charges, if any.

“Liabilities Assumed” has the meaning provided in Section 2.1.

“Lien” means any mortgage, lien, pledge, charge, assignment for security purposes, security interest or encumbrance of any kind with respect to an Asset, including any conditional sale agreement or capital lease or other title retention agreement relating to such Asset.

“Loan” or “Loans” means, individually or collectively, all of the following owed to or held by the Failed Bank as of the Bank Closing Date:

(a)                                 loans (including loans which have been charged off the Failed Bank Records in whole or in part prior to and including the Bid Valuation Date), participation agreements, interests in participations, overdrafts of customers (including but not limited to overdrafts made pursuant to an overdraft protection plan or similar extensions of credit in connection with a deposit account), revolving commercial lines of credit, home equity lines of credit, Commitments, United States and/or State-guaranteed student loans and lease financing contracts;

(b)                                 all Liens, rights (including rights of set-off), remedies, powers, privileges, demands, claims, priorities, equities and benefits owned or held by, or accruing or to accrue to or for the benefit of, the holder of the obligations or instruments referred to in clause (a) above, including but not limited to those arising under or based upon Credit Documents, casualty insurance policies and binders, standby letters of credit, mortgagee title insurance policies and binders, payment bonds and performance bonds at any time

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and from time to time existing with respect to any of the obligations or instruments referred to in clause (a) above; and

(c)           all amendments, modifications, renewals, extensions, refinancings and refundings of or for any of the foregoing.

“Obligor” means each Person liable for the full or partial payment or performance of any Loan, whether such Person is obligated directly, indirectly, primarily, secondarily, jointly or severally.

“Other Real Estate” means all interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, easements, air rights and development rights that are owned by the Failed Bank.

“Owned Data Management Equipment” means any equipment, computer hardware, computer software (and the lease or licensing agreements related thereto), computer networking equipment, printers, fax machines, copiers, document scanners, data tape systems, data tapes, DVDs, CDs, flash drives, telecommunications and check processing equipment and any other electronic storage media owned by the Failed Bank at Bank Closing which is, was, or could have been used by the Failed Bank in connection with data management activities.

“Payment Date” means the first Business Day after the Bank Closing Date.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof, excluding the Corporation.

“Personal Computer(s)” means computers based on a microprocessor generally designed to be used by one person at a time and which usually store informational data on that computer’s internal hard drive or attached peripheral, and associated peripherals (such as keyboard, mouse, etc.). A personal computer can be found in various configurations such as laptops, net books, and desktops.

“Primary Indemnitor” means any Person (other than the Assuming Institution or any of its Affiliates) who is obligated to indemnify or insure, or otherwise make payments (including payments on account of claims made against) to or on behalf of any Person in connection with the claims covered under Article XII, including without limitation any insurer issuing any directors and officers liability policy or any Person issuing a financial institution bond or banker’s blanket bond.

“Pro Forma” means a balance sheet that reflects a reasonably accurate financial statement of the Failed Bank through the Bank Closing Date and serves as a basis for the opening entries of both the Assuming Institution and the Receiver.

“Put Date” has the meaning set forth in Section 3.4(d).

“Put Notice” has the meaning set forth in Section 3.4(c).

“Qualified Beneficiaries” has the meaning set forth in Section 4.12.

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“Qualified Financial Contract” means a qualified financial contract as defined in 12 U.S.C. § 1821(e)(8)(D).

“Record” means any document, microfiche, microfilm or Electronically Stored Information (including but not limited to magnetic tape, disc storage, card forms and printed copy) of the Failed Bank generated or maintained by the Failed Bank that is owned by or in the possession of the Receiver at the Bank Closing Date.

“Receiver” has the meaning set forth in the introduction to this Agreement.

“Related Liability” with respect to any Asset means any liability existing and reflected on the Failed Bank Records as of the Bank Closing Date for (i) indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting such Asset, (ii) ad valorem taxes applicable to such Asset and (iii) any other obligation determined by the Receiver to be directly related to such Asset.

“Related Liability Amount” with respect to any Related Liability on the books of the Assuming Institution, means the amount of such Related Liability as stated on the Failed Bank Records of the Assuming Institution (as maintained in accordance with generally accepted accounting principles) as of the date as of which the Related Liability Amount is being determined. With respect to a liability that relates to more than one Asset, the amount of such Related Liability shall be allocated among such Assets for the purpose of determining the Related Liability Amount with respect to any one of such Assets.

Such allocation shall be made by specific allocation, where determinable, and otherwise shall be pro rata based upon the dollar amount of such Assets stated on the Failed Bank Records of the entity that owns such Asset.

“Repurchase Price” means, with respect to any Asset, first taking the Book Value of the Asset at the Bank Closing Date and either subtracting the pro rata Asset discount or adding the pro rata Asset premium, and subsequently adjusting that amount (i) for any advances and interest on such Asset after the Bank Closing Date, (ii) by subtracting the total amount received by the Assuming Institution for such Asset after the Bank Closing Date, regardless of how applied and (iii) by adding total disbursements of principal made by the Receiver not otherwise included in the Book Value.

“Safe Deposit Boxes” means the safe deposit boxes of the Failed Bank, if any, including the removable safe deposit boxes and safe deposit stacks in the Failed Bank’s vault(s), all rights and benefits under rental agreements with respect to such safe deposit boxes, and all keys and combinations thereto.

“Settlement Date” means the first Business Day immediately prior to the day which is three hundred sixty-five (365) days after the Bank Closing Date, or such other date prior thereto as may be agreed upon by the Receiver and the Assuming Institution. The Receiver, in its discretion, may extend the Settlement Date.

“Settlement Interest Rate” means, for the first calendar quarter or portion thereof during which interest accrues, the rate determined by the Receiver to be equal to the investment rate on twenty-six (26)-week United States Treasury Bills as published on the Bank Closing Date by the United States Treasury on the TreasuryDirect.gov website; provided, that if no such Investment Rate is published the week of the Bank Closing Date, the investment rate for such Treasury Bills

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most recently published by the United States Treasury on TreasuryDirect.gov prior to the Bank Closing Date shall be used. Thereafter, the rate shall be adjusted to the rate determined by the Receiver to be equal to the Investment Rate on such Treasury Bills in effect as of the first day of each succeeding calendar quarter during which interest accrues as published by the United States Treasury on the TreasuryDirect.gov website.

“Shared-Loss Agreements” means, if any, the Single Family Shared-Loss Agreement attached hereto as Exhibit 4.15A and, if any, the Commercial Shared-Loss Agreement, attached hereto as Exhibit 4.15B.

“Subsidiary” has the meaning set forth in § 3(w)(4) of the Federal Deposit Insurance Act, 12 U.S.C. § 1813(w)(4), as amended.

ARTICLE II.                                        ASSUMPTION OF LIABILITIES.

2.1.                            Liabilities Assumed by Assuming Institution. The Assuming Institution expressly assumes at Book Value (subject to adjustment pursuant to Article VIII) and agrees to pay, perform and discharge, all of the following liabilities of the Failed Bank as of the Bank Closing Date, except as otherwise provided in this Agreement (such liabilities referred to as “Liabilities Assumed”):

(a)                                 Assumed Deposits, except those Deposits specifically listed on Schedule 2.1(a); provided, that as to any Deposits of public money which are Assumed Deposits, the Assuming Institution agrees to properly secure such Deposits with such Assets as appropriate which, prior to the Bank Closing Date, were pledged as security by the Failed Bank, or with assets of the Assuming Institution, if such securing Assets, if any, are insufficient to properly secure such Deposits;

(b)                                 liabilities for indebtedness secured by mortgages, deeds of trust, chattel mortgages, security interests or other liens on or affecting any Assets, if any; provided, that the amount of any liability assumed pursuant to this Section 2.1(b) shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(c)                                  all borrowings from, and obligations and indebtedness to, Federal Reserve Banks and Federal Home Loan Banks, if any, whether currently owed, or conditional or not yet matured, including but not limited to, if applicable, (i) advances, including principal, interest, and any prepayment fees, costs and expenses; (ii) letters of credit, including any reimbursement obligations; (iii) acquired member assets programs, including representations, warranties, credit enhancement obligations and servicing obligations; (iv) affordable housing programs, including retention agreements and other contracts and monitoring obligations; (v) swaps and other derivatives; and (vi) safekeeping and custody agreements, provided, that the assumption of any liability pursuant to this Section 2.1(c) shall be limited to the market value of the assets securing such liability as determined by the Receiver; and overdrafts, debit balances, service charges, reclamations and adjustments to accounts with the Federal Reserve Banks as reflected on the books and records of any such Federal Reserve Bank within ninety (90) days after the Bank Closing Date, if any;

(d)                                 ad valorem taxes applicable to any Asset, if any; provided, that the assumption of any ad valorem taxes pursuant to this Section 2.1(d) shall be limited to an amount equal to the market value of the Asset to which such taxes apply as determined by the Receiver;

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(e)                                  liabilities, if any, for federal funds purchased, repurchase agreements and overdrafts in accounts maintained with other depository institutions (including any accrued and unpaid interest thereon computed to and including the Bank Closing Date); provided, that the assumption of any liability pursuant to this Section 2.1(e) shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(f)                                   United States Treasury tax and loan note option accounts, if any;

(g)                                  liabilities for any acceptance or commercial letter of credit provided, that the assumption of any liability pursuant to this Section 2.1(g) shall be limited to the market value of the Assets securing such liability as determined by the Receiver;

(h)                                 liabilities for any “standby letters of credit” as defined in 12 C.F.R. § 337.2(a) issued on the behalf of any Obligor of a Loan acquired hereunder by the Assuming Institution, but excluding any other standby letters of credit;

(i)                                     duties and obligations assumed pursuant to this Agreement including without limitation those relating to the Failed Bank’s Records, credit card business, debit card business, stored value and gift card business, overdraft protection plans, safe deposit business, safekeeping business and trust business, if any;

(j)                                    liabilities, if any, for Commitments;

(k)                                 liabilities, if any, for amounts owed to any Acquired Subsidiary;

(l)                                     liabilities, if any, with respect to Qualified Financial Contracts;

(m)                             duties and obligations under any contract pursuant to which the Failed Bank provides mortgage servicing for others, or any contract pursuant to which mortgage servicing is provided to the Failed Bank by other, including (i) any seller obligations, seller origination, and repurchase obligations, and (ii) any GSE seller or servicer obligations, provided that, if the Assuming Institution is not an approved GSE servicer, or does not intend or is unable to become an approved GSE servicer, the Assuming Institution will cooperate with the Receiver and the GSE to effect the transfer of any such servicing obligations to a GSE-approved servicer; and

(n)                                 all asset-related offensive litigation liabilities and all asset-related defensive litigation liabilities, but only to the extent such liabilities relate to assets subject to a Shared-Loss Agreement, and provided that all other defensive litigation and any class actions with respect to credit card business are retained by the Receiver.

2.2.                            Interest on Deposit Liabilities. The Assuming Institution agrees that, from and after the Bank Closing Date, it will accrue and pay interest on Assumed Deposits pursuant to Section 2.1 at a rate(s) it shall determine; provided, that for non-transaction Deposit liabilities such rate(s) shall not be less than the lowest rate offered by the Assuming Institution to its depositors for non-transaction deposit accounts. The Assuming Institution shall permit each depositor to withdraw, without penalty for early withdrawal, all or any portion of such depositor’s Deposit, whether or not the Assuming Institution elects to pay interest in accordance with any deposit agreement formerly existing between the Failed Bank and such depositor; and further provided, that if such Deposit has been pledged to secure an obligation of the depositor or other party, any withdrawal thereof shall be subject to the terms of the agreement governing such

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pledge. The Assuming Institution shall give notice to such depositors as provided in Section 5.3 of the rate(s) of interest which it has determined to pay and of such withdrawal rights.

2.3.                            Unclaimed Deposits.

(a)                                 Final Legal Notice. Fifteen (15) months following the Bank Closing Date, the Assuming Institution will provide the Receiver a listing of all deposit accounts, including the type of account, not claimed by the depositor. The Receiver will review the list and authorize the Assuming Institution to act on behalf of the Receiver to send a Final Legal Notice in a form substantially similar to Exhibit 2.3A (the “Final Legal Notice”) to the owner(s) of the unclaimed deposits reminding them of the need to claim or arrange to continue their account(s) with the Assuming Institution. The Assuming Institution will send the Final Legal Notice to the depositors within thirty (30) days following notification of the Receiver’s authorization. The Assuming Institution will prepare an Affidavit of Mailing in a form substantially similar to Exhibit 2.3B and will forward the Affidavit of Mailing to the Receiver after mailing out the Final Legal Notice to the owner(s) of unclaimed deposit accounts.

(b)                                 Unclaimed Deposits. If, within eighteen (18) months after the Bank Closing Date, any depositor of the Failed Bank does not claim or arrange to continue such depositor’s Assumed Deposits at the Assuming Institution, the Assuming Institution shall, within fifteen (15) Business Days after the end of such eighteen (18) month period, (i) refund to the Receiver the full amount of each such Deposit (without reduction for service charges), (ii) provide to the Receiver a schedule of all such refunded Deposits in such form as may be prescribed by the Receiver, and (iii) assign, transfer, convey, and deliver to the Receiver, all right, title and interest of the Assuming Institution in and to the Records previously transferred to the Assuming Institution and other records generated or maintained by the Assuming Institution pertaining to such Deposits. During such eighteen (18) month period, at the request of the Receiver, the Assuming Institution promptly shall provide to the Receiver schedules of unclaimed Deposits in such form as may be prescribed by the Receiver.

2.4.                            Employee Plans. Except as provided in Section 4.12, the Assuming Institution shall have no liabilities, obligations or responsibilities under the Failed Bank’s health care, bonus, vacation, pension, profit sharing, deferred compensation, 401k or stock purchase plans or similar plans, if any, unless the Receiver and the Assuming Institution agree otherwise subsequent to the date of this Agreement.

ARTICLE III.                                   PURCHASE OF ASSETS.

3.1.                            Assets Purchased by Assuming Institution. With the exception of certain assets expressly excluded in Sections 3.5 and 3.6 and, if applicable, listed on Schedule 3.5(l) the Assuming Institution hereby purchases from the Receiver, and the Receiver hereby sells, assigns, transfers, conveys and delivers to the Assuming Institution, all right, title and interest of the Receiver in and to all of the assets (real, personal and mixed, wherever located and however acquired) including all subsidiaries, joint ventures, partnerships and any and all other business combinations or arrangements, whether active, inactive, dissolved or terminated, of the Failed Bank whether or not reflected on the books of the Failed Bank as of the Bank Closing Date. Assets are purchased hereunder by the Assuming Institution subject to all liabilities for indebtedness collateralized by Liens affecting such Assets to the extent provided in Section 2.1.

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3.2.                            Asset Purchase Price.

(a)                                 Determination of Asset Purchase Price. All Assets and assets of the Failed Bank subject to an option to purchase by the Assuming Institution shall be purchased for the amount, or the amount resulting from the method specified for determining the amount, as specified on Schedule 3.2, except as otherwise may be provided herein. Any Asset, asset of the Failed Bank subject to an option to purchase or other asset purchased for which no purchase price is specified on Schedule 3.2 or otherwise herein shall be purchased at its Book Value. Loans or other assets charged off on the Failed Bank Records before the Bid Valuation Date shall be purchased at a price of zero. The purchase price for Acquired Subsidiaries shall be adjusted pursuant to Section 4.6(i)(iv), if applicable.

(b)                                 Purchase Price for Securities. The purchase price for securities (other than the capital stock of any Acquired Subsidiary and Federal Home Loan Bank stock) purchased under Section 3.1 by the Assuming Institution shall be the market value thereof as of the Bank Closing Date, which market value shall be (i) the market price for each such security quoted at the close of the trading day effective on the Bank Closing Date as published electronically by Bloomberg, L.P., or alternatively, at the discretion of the Receiver, IDC/Financial Times (FT) Interactive Data; (ii) provided that if such market price is not available for any such security, the Assuming Institution will submit a bid for each such security within three days of notification/bid request by the Receiver (unless a different time period is agreed to by the Assuming Institution and the Receiver) and the Receiver, in its sole and absolute discretion, will accept or reject each such bid; and (iii) further provided that in the absence of an acceptable bid from the Assuming Institution, each such security shall not pass to the Assuming Institution and shall be deemed to be an excluded asset hereunder and listed on Schedule 3.5(l).

(c)                                  Purchase Price for Qualified Financial Contracts. Qualified Financial Contracts shall be purchased at market value determined in accordance with the terms of Exhibit 3.2(c). Any costs associated with such valuation shall be shared equally by the Receiver and the Assuming Institution.

3.3.                            Manner of Conveyance; Limited Warranty; Nonrecourse; Etc. THE CONVEYANCE OF ALL ASSETS, INCLUDING REAL AND PERSONAL PROPERTY INTERESTS, PURCHASED BY THE ASSUMING INSTITUTION UNDER THIS AGREEMENT SHALL BE MADE, AS NECESSARY, BY RECEIVER’S DEED OR RECEIVER’S BILL OF SALE, “AS IS”, “WHERE IS”, WITHOUT RECOURSE AND, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, WITHOUT ANY WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ASSETS, EXPRESS OR IMPLIED, WITH RESPECT TO TITLE, VALUE, COLLECTIBILITY, GENUINENESS, ENFORCEABILITY, DOCUMENTATION, CONDITION OR FREEDOM FROM LIENS OR ENCUMBRANCES (IN WHOLE OR IN PART), OR ANY OTHER MATTERS.

3.4.                            Puts of Assets to the Receiver.

(a)                                 Puts Within 30 Days After the Bank Closing Date. During the thirty (30)-day period following the Bank Closing Date and only during such period (which thirty (30)-day period may be extended in writing in the sole and absolute discretion of the Receiver for any Loan), in accordance with this Section 3.4, the Assuming Institution shall be entitled to require the Receiver to purchase any Deposit Secured Loan transferred to the Assuming Institution

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pursuant to Section 3.1 which is not fully secured by Assumed Deposits or deposits at other insured depository institutions due to either insufficient Assumed Deposit or deposit collateral or deficient documentation regarding such collateral; provided that with regard to any Deposit Secured Loan secured by an Assumed Deposit:

(i)                                     no such purchase may be required until any Deposit setoff determination, whether voluntary or involuntary, has been made; and

(ii)                                  the Assuming Institution shall be entitled to require the Receiver to purchase, within a reasonable time, any remaining overdraft transferred to the Assuming Institution pursuant to Section 3.1 which existed on the thirtieth (30th) day following the Bank Closing Date and which was made after the Bid Valuation Date and not made pursuant to an overdraft protection plan or similar extension of credit.

Notwithstanding the foregoing, the Assuming Institution shall not have the right to require the Receiver to purchase any Loan if (i) the Obligor with respect to such Loan is an Acquired Subsidiary, or (ii) the Assuming Institution has:

(A)                               made any advance in accordance with the terms of a Commitment or otherwise with respect to such Loan;

(B)                               taken any action that increased the amount of a Related Liability with respect to such Loan over the amount of such liability immediately prior to the time of such action;

(C)                               created or permitted to be created any Lien on such Loan which secures indebtedness for money borrowed or which constitutes a conditional sales agreement, capital lease or other title retention agreement;

(D)                               entered into, agreed to make, grant or permit, or made, granted or permitted any modification or amendment to, any waiver or extension with respect to, or any renewal, refinancing or refunding of, such Loan or related Credit Documents or collateral, including, without limitation, any act or omission which diminished such collateral; or

(E)                                sold, assigned or transferred all or a portion of such Loan to a third party (whether with or without recourse).

(iii)                               The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

(b)                                 Puts Prior to the Settlement Date. During the period from the Bank Closing Date to and including the Business Day immediately preceding the Settlement Date, the Assuming Institution shall be entitled to require the Receiver to purchase any Asset which the Assuming Institution can establish is evidenced by forged or stolen instruments as of the Bank Closing Date; provided that the Assuming Institution shall not have the right to require the Receiver to purchase any such Asset with respect to which the Assuming Institution has taken any action referred to in Section 3.4(a)(ii) with respect to such Asset. The Assuming Institution shall transfer all such Assets to the Receiver without recourse, and shall indemnify the Receiver

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against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset, as provided in Section 12.4.

(c)                                  Notices to the Receiver. In the event that the Assuming Institution elects to require the Receiver to purchase one or more Assets, the Assuming Institution shall deliver to the Receiver a notice (a “Put Notice”) which shall include:

(i)                                     a list of all Assets that the Assuming Institution requires the Receiver to purchase;

(ii)                                  a list of all Related Liabilities with respect to the Assets identified pursuant to (i) above; and

(iii)                               a statement of the estimated Repurchase Price of each Asset identified pursuant to (i) above as of the applicable Put Date.

Such notice shall be in the form prescribed by the Receiver or such other form to which the Receiver shall consent. As provided in Section 9.6, the Assuming Institution shall deliver to the Receiver such documents, Credit Files and such additional information relating to the subject matter of the Put Notice as the Receiver may request and shall provide to the Receiver full access to all other relevant books and Records.

(d)                                 Purchase by Receiver. The Receiver shall purchase Assets that are specified in the Put Notice and shall assume Related Liabilities with respect to such Assets, and the transfer of such Assets and Related Liabilities shall be effective as of a date determined by the Receiver which date shall not be later than thirty (30) days after receipt by the Receiver of the Put Notice (the “Put Date”).

(e)                                  Purchase Price and Payment Date. Each Asset purchased by the Receiver pursuant to this Section 3.4 shall be purchased at a price equal to the Repurchase Price of such Asset less the Related Liability Amount applicable to such Asset, in each case determined as of the applicable Put Date. If the difference between such Repurchase Price and such Related Liability Amount is positive, then the Receiver shall pay to the Assuming Institution the amount of such difference; if the difference between such amounts is negative, then the Assuming Institution shall pay to the Receiver the amount of such difference. The Assuming Institution or the Receiver, as the case may be, shall pay the purchase price determined pursuant to this Section 3.4(e) not later than the twentieth (20th) Business Day following the applicable Put Date, together with interest on such amount at the Settlement Interest Rate for the period from and including such Put Date to and including the day preceding the date upon which payment is made.

(f)                                   Servicing. The Assuming Institution shall administer and manage any Asset subject to purchase by the Receiver in accordance with usual and prudent banking standards and business practices until such time as such Asset is purchased by the Receiver.

(g)                                  Reversals. In the event that the Receiver purchases an Asset (and assumes the Related Liability) that it is not required to purchase pursuant to this Section 3.4, the Assuming Institution shall repurchase such Asset (and assume such Related Liability) from the Receiver at a price computed so as to achieve the same economic result as would apply if the Receiver had never purchased such Asset pursuant to this Section 3.4.

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3.5.                            Assets Not Purchased by Assuming Institution. The Assuming Institution does not purchase, acquire or assume, or (except as otherwise expressly provided in this Agreement) obtain an option to purchase, acquire or assume under this Agreement:

(a)                                 any financial institution bonds, banker’s blanket bonds, or public liability, fire, extended coverage insurance policy, bank owned life insurance or any other insurance policy of the Failed Bank, or premium refund, unearned premium derived from cancellation, or any proceeds payable with respect to any of the foregoing;

(b)                                 any interest, right, action, claim, or judgment against (i) any officer, director, employee, accountant, attorney, or any other Person employed or retained by the Failed Bank or any Subsidiary of the Failed Bank on or prior to the Bank Closing Date arising out of any act or omission of such Person in such capacity, (ii) any underwriter of financial institution bonds, banker’s blanket bonds or any other insurance policy of the Failed Bank, (iii) any shareholder or holding company of the Failed Bank, or (iv) any other Person whose action or inaction may be related to any loss (exclusive of any loss resulting from such Person’s failure to pay on a Loan made by the Failed Bank) incurred by the Failed Bank; provided that for the purposes hereof, the acts, omissions or other events giving rise to any such claim shall have occurred on or before the Bank Closing Date, regardless of when any such claim is discovered and regardless of whether any such claim is made with respect to a financial institution bond, banker’s blanket bond, or any other insurance policy of the Failed Bank in force as of the Bank Closing Date;

(c)                                  prepaid regulatory assessments of the Failed Bank, if any;

(d)                                 legal or equitable interests in tax receivables of the Failed Bank, if any, including any claims arising as a result of the Failed Bank having entered into any agreement or otherwise being joined with another Person with respect to the filing of tax returns or the payment of taxes;

(e)                                  amounts reflected on the Failed Bank Records as of the Bank Closing Date as a general or specific loss reserve or contingency account, if any;

(f)                                   leased or owned Bank Premises and leased or owned Fixtures, Furniture and Equipment located on leased or owned Bank Premises, if any; provided that the Assuming Institution does obtain an option under Sections 4.6, 4.7 or 4.8, as the case may be, with respect thereto;

(g)                                  owned Bank Premises which the Receiver, in its discretion, determines may contain environmentally hazardous substances;

(h)                                 any “goodwill,” as such term is defined in the instructions to the report of condition prepared by banks examined by the Corporation in accordance with 12 C.F.R. § 304.3, and other intangibles (other than intellectual property);

(i)                                     any criminal restitution or forfeiture orders issued in favor of the Failed Bank;

(j)                                    any and all prepaid fees or any other income as shown on the books and Records of the Failed Bank, but not taken into income as of the Bank Closing Date, associated with a line of business of the Failed Bank which is not assumed pursuant to this Agreement;

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(k)                                 assets essential to the Receiver in accordance with Section 3.6;

(l)                                     any banker’s bank stock, and the securities listed on the attached Schedule 3.5(l);

(m)                             reserved;

(n)                                 prepaid accounts associated with any contract or agreement that the Assuming Institution either does not directly assume pursuant to the terms of this Agreement nor has an option to assume under Section 4.8; and

(o)                                 except with respect to any Federal Home Loan Bank loans, any contract pursuant to which the Failed Bank provides mortgage servicing for others; and

(p)                                 the capital stock of Community Central Mortgage Company, L.L.C.

3.6.                            Retention or Repurchase of Assets Essential to Receiver.

(a)                                 The Receiver may refuse to sell to the Assuming Institution, or the Assuming Institution agrees, at the request of the Receiver set forth in a written notice to the Assuming Institution, to sell, assign, transfer, convey, and deliver to the Receiver, all of the Assuming Institution’s right, title and interest in and to, any Asset or asset essential to the Receiver as determined by the Receiver in its discretion (together with all Credit Documents evidencing or pertaining thereto), which may include any Asset or asset that the Receiver determines to be:

(i)                                     made to an officer, director, or other Person engaging in the affairs of the Failed Bank, its Subsidiaries or Affiliates or any related entities of any of the foregoing;

(ii)                                  the subject of any investigation relating to any claim with respect to any item described in Section 3.5(a) or (b), or the subject of, or potentially the subject of, any legal proceedings;

(iii)                               made to a Person who is an Obligor on a loan owned by the Receiver or the Corporation in its corporate capacity or its capacity as receiver of any institution;

(iv)                              secured by collateral which also secures any asset owned by the Receiver; or

(v)                                 related to any asset of the Failed Bank not purchased by the Assuming Institution under this Article III or any liability of the Failed Bank not assumed by the Assuming Institution under Article II.

(vi)                              Each such Asset or asset purchased by the Receiver shall be purchased at a price equal to the Repurchase Price thereof less the Related Liability Amount with respect to any Related Liabilities related to such Asset or asset, in each case determined as of the date of the notice provided by the Receiver pursuant to Section 3.6(a). The Receiver shall pay the Assuming Institution not later than the twentieth (20th) Business Day following receipt of related Credit Documents and Credit Files together with interest on such amount at the Settlement Interest Rate for the period from and

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including the date of receipt of such documents to and including the day preceding the day on which payment is made. The Assuming Institution agrees to administer and manage each such Asset or asset in accordance with usual and prudent banking standards and business practices until each such Asset or asset is purchased by the Receiver. All transfers with respect to Asset or assets under this Section 3.6 shall be made as provided in Section 9.6. The Assuming Institution shall transfer all such Assets or assets and Related Liabilities to the Receiver without recourse, and shall indemnify the Receiver against any and all claims of any Person claiming by, through or under the Assuming Institution with respect to any such Asset or asset, as provided in Section 12.4.

3.7.                            Receiver’s Offer to Sell Withheld Loans. For the period of thirty (30) days commencing the day after the Bank Closing Date, the Receiver may sell, in its sole and absolute discretion, and the Assuming Institution, may purchase, in its sole and absolute discretion, at Book Value as of the Bank Closing Date, any Loans initially withheld from sale to the Assuming Institution pursuant to Sections 3.5 or 3.6 of this Agreement. Except for the sales price, Loans sold under this section will be treated as if initially sold under Section 3.1 of this Agreement, and will be subject to all relevant terms of this Agreement as similarly situated Loans sold and transferred pursuant to this Agreement, provided that, no Loan shall be a Shared-Loss Loan pursuant to the Shared-Loss Agreements if it does not meet the definition of Shared-Loss Loan in the applicable Shared-Loss Agreement. Payment for Loans sold under this Section 3.7 will be handled through the settlement process pursuant to Article VIII.

ARTICLE IV.                                    ASSUMPTION OF CERTAIN DUTIES AND OBLIGATIONS.

4.1.                            Continuation of Banking Business. For the period commencing on the first banking Business Day after the Bank Closing Date and ending on the first anniversary of the Bank Closing Date, the Assuming Institution will provide full service banking in the trade area of the Failed Bank. Thereafter, the Assuming Institution may cease providing such banking services in the trade area of the Failed Bank, provided the Assuming Institution has received all necessary regulatory approvals, including the approval of the Receiver and, if applicable, the Corporation. At the option of the Assuming Institution, such banking services may be provided at any or all of the Bank Premises, or at other premises within such trade area, as determined by the Receiver. The Assuming Institution may open, close or sell branches upon receipt of the necessary regulatory approvals, provided that the Assuming Institution or its successors continue to provide banking services in the trade area during the period specified in this Section 4.1. The Assuming Institution will pay to the Receiver, upon the sale of a branch or branches within the year following the date of this Agreement, fifty percent (50%) of any franchise premium in excess of the franchise premium paid by the Assuming Institution with respect to such branch or branches.

4.2.                            Credit Card Business. The Assuming Institution agrees to honor and perform, from and after the Bank Closing Date, all duties and obligations with respect to the Failed Bank’s credit card business (including issuer or merchant acquirer) debit card business, stored value and gift card business, and/or processing related to credit cards, if any, and assumes all extensions of credit or balances outstanding as of the Bank Closing Date with respect to these lines of business.

4.3.                            Safe Deposit Business. The Assuming Institution assumes and agrees to discharge, from and after the Bank Closing Date, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank with respect to all Safe Deposit Boxes, if

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any, of the Failed Bank and to maintain all of the necessary facilities for the use of such boxes by the renters thereof during the period for which such boxes have been rented and the rent therefor paid to the Failed Bank, subject to the provisions of the rental agreements between the Failed Bank and the respective renters of such boxes; provided, that the Assuming Institution may relocate the Safe Deposit Boxes of the Failed Bank to any office of the Assuming Institution located in the trade area of the branch of the Failed Bank in which such Safe Deposit Boxes were located, as determined by the Receiver. The Safe Deposit Boxes shall be located and maintained in such trade area for a minimum of one year from the Bank Closing Date.

4.4.                            Safekeeping Business. The Receiver transfers, conveys and delivers to the Assuming Institution and the Assuming Institution accepts all securities and other items, if any, held by the Failed Bank in safekeeping for its customers as of the Bank Closing Date. The Assuming Institution assumes and agrees to honor and discharge, from and after the Bank Closing Date, the duties and obligations of the Failed Bank with respect to such securities and items held in safekeeping. The Assuming Institution shall provide to the Receiver written verification of all assets held by the Failed Bank for safekeeping within sixty (60) days after the Bank Closing Date. The assets held for safekeeping by the Failed Bank shall be held and maintained by the Assuming Institution in the trade area of the Failed Bank for a minimum of one year from the Bank Closing Date. At the option of the Assuming Institution, the safekeeping business may be provided at any or all of the Bank Premises, or at other premises within such trade area, as determined by the Receiver. The Assuming Institution shall be entitled to all rights and benefits which accrue after the Bank Closing Date with respect to securities and other items held in safekeeping.

4.5.                            Trust Business.

(a)                                 Assuming Institution as Successor. The Assuming Institution shall, without further transfer, substitution, act or deed, to the full extent permitted by law, succeed to the rights, obligations, properties, assets, investments, deposits, agreements, and trusts of the Failed Bank under trusts, executorships, administrations, guardianships, and agencies, and other fiduciary or representative capacities, all to the same extent as though the Assuming Institution had assumed the same from the Failed Bank prior to the Bank Closing Date; provided, that any liability based on the misfeasance, malfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business is not assumed hereunder.

(b)                                 Wills and Appointments. The Assuming Institution shall, to the full extent permitted by law, succeed to, and be entitled to take and execute, the appointment to all executorships, trusteeships, guardianships and other fiduciary or representative capacities to which the Failed Bank is or may be named in wills, whenever probated, or to which the Failed Bank is or may be named or appointed by any other instrument.

(c)                                  Transfer of Trust Business. In the event additional proceedings of any kind are necessary to accomplish the transfer of such trust business, the Assuming Institution agrees that, at its own expense, it will take whatever action is necessary to accomplish such transfer. The Receiver agrees to use reasonable efforts to assist the Assuming Institution in accomplishing such transfer.

(d)                                 Verification of Assets. The Assuming Institution shall provide to the Receiver written verification of the assets held in connection with the Failed Bank’s trust business within sixty (60) days after the Bank Closing Date.

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4.6.                            Bank Premises.

(a)                                 Option to Purchase. Subject to Section 3.5, the Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after the Bank Closing Date to purchase any or all owned Bank Premises, including all Fixtures, Furniture and Equipment located on the Bank Premises. The Assuming Institution shall give written notice to the Receiver within the option period of its election to purchase or not to purchase any of the owned Bank Premises. Any purchase of such premises shall be effective as of the date of the Bank Closing Date and such purchase shall be consummated as soon as practicable thereafter, and in no event later than the Settlement Date. If the Assuming Institution gives notice of its election not to purchase one or more of the owned Bank Premises within seven (7) days of the Bank Closing Date, then, notwithstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with Fair Market Value appraisals for such Bank Premises and associated Fixtures, Furniture and Equipment.

(b)                                 Option to Lease. The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after the Bank Closing Date to cause the Receiver to assign to the Assuming Institution any or all leases for leased Bank Premises, if any, which have been continuously occupied by the Assuming Institution from the Bank Closing Date to the date it elects to accept an assignment of the leases with respect thereto to the extent such leases can be assigned; provided that the exercise of this option with respect to any lease must be as to all premises or other property subject to the lease. The Assuming Institution shall give notice to the Receiver within the option period of its election to accept or not to accept an assignment of any or all leases (or enter into new leases in lieu thereof). The Assuming Institution agrees to assume all leases assigned (or enter into new leases in lieu thereof) pursuant to this Section 4.6. If the Assuming Institution gives notice of its election not to accept an assignment of a lease for one or more of the leased Bank Premises within seven (7) days of the Bank Closing Date, then, notwithstanding any other provision of this Agreement to the contrary, the Assuming Institution shall not be liable for any of the costs or fees associated with Fair Market Value appraisals for the Fixtures, Furniture and Equipment located on such leased Bank Premises.

(c)                                  Facilitation. The Receiver agrees to facilitate the assumption, assignment or sublease of leases or the negotiation of new leases by the Assuming Institution; provided that neither the Receiver nor the Corporation shall be obligated to engage in litigation, make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation or commit to any other obligations to third parties.

(d)                                 Occupancy. The Assuming Institution shall give the Receiver fifteen (15) days prior written notice of its intention to vacate prior to vacating any leased Bank Premises with respect to which the Assuming Institution has not exercised the option provided in Section 4.6(b). Any such notice shall be deemed to terminate the Assuming Institution’s option with respect to such leased Bank Premises.

(e)                                  Occupancy Costs.

(i)                                     The Assuming Institution agrees to pay to the Receiver, or to appropriate third parties at the direction of the Receiver, during and for the period of any

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occupancy by it of (x) owned Bank Premises the market rental value, as determined by the appraiser selected in accordance with the definition of Fair Market Value, and all operating costs, and (y) leased Bank Premises, all operating costs with respect thereto and to comply with all relevant terms of applicable leases entered into by the Failed Bank, including without limitation the timely payment of all rent. Operating costs include, without limitation all taxes, fees, charges, maintenance, utilities, insurance and assessments, to the extent not included in the rental value or rent. If the Assuming Institution elects to purchase any owned Bank Premises in accordance with Section 4.6(a), the amount of any rent paid (and taxes paid to the Receiver which have not been paid to the taxing authority and for which the Assuming Institution assumes liability) by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(ii)                                  The Assuming Institution agrees during the period of occupancy by it of owned or leased Bank Premises, to pay to the Receiver rent for the use of all owned or leased Furniture and Equipment and all owned or leased Fixtures located on such Bank Premises for the period of such occupancy. Rent for such property owned by the Failed Bank shall be the market rental value thereof, as determined by the Receiver within sixty (60) days after the Bank Closing Date. Rent for such leased property shall be an amount equal to any and all rent and other amounts which the Receiver incurs or accrues as an obligation or is obligated to pay for such period of occupancy pursuant to all leases and contracts with respect to such property. If the Assuming Institution purchases any owned Furniture and Equipment or owned Fixtures in accordance with Section 4.6(f) or 4.6(h), the amount of any rents paid by the Assuming Institution with respect thereto shall be applied as an offset against the purchase price thereof.

(f)                                   Certain Requirements as to Fixtures, Furniture and Equipment. If the Assuming Institution purchases owned Bank Premises or accepts an assignment of the lease (or enters into a sublease or a new lease in lieu thereof) for leased Bank Premises as provided in Section 4.6(a) or 4.6(b), or if the Assuming Institution does not exercise such option but within twelve (12) months following the Bank Closing Date obtains the right to occupy such premises (whether by assignment, lease, sublease, purchase or otherwise), other than in accordance with Section 4.6(a) or 4.6(b), the Assuming Institution shall (i) effective as of the Bank Closing Date, purchase from the Receiver all Fixtures, Furniture and Equipment owned by the Failed Bank at Fair Market Value and located thereon as of the Bank Closing Date, (ii) accept an assignment or a sublease of the leases or negotiate new leases for all Fixtures, Furniture and Equipment leased by the Failed Bank and located thereon, and (iii) if applicable, accept an assignment or a sublease of any ground lease or negotiate a new ground lease with respect to any land on which such Bank Premises are located; provided that the Receiver shall not have disposed of such Fixtures, Furniture and Equipment or repudiated the leases referred to in clause (ii) or (iii).

(g)                                  Vacating Premises.

(i)                                     If the Assuming Institution elects not to purchase any owned Bank Premises, the notice of such election in accordance with Section 4.6(a) shall specify the date upon which the Assuming Institution’s occupancy of such premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. The Assuming Institution shall be responsible for promptly relinquishing and releasing to the Receiver such premises and

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the Fixtures, Furniture and Equipment located thereon which existed at the time of the Bank Closing Date, in the same condition as at the Bank Closing Date and at the premises where they were inventoried at the Bank Closing Date, normal wear and tear excepted. Any of the aforementioned which is missing will be charged to the Assuming Institution at the item’s Fair Market Value as determined in accordance with this Agreement. By occupying any such premises after the expiration of such ninety (90)-day period, the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have agreed to purchase such Bank Premises, and to assume all leases, obligations and liabilities with respect to leased Furniture and Equipment and leased Fixtures located thereon and any ground lease with respect to the land on which such premises are located, and (y) be required to purchase all Fixtures, Furniture and Equipment owned by the Failed Bank and located on such premises as of the Bank Closing Date.

(ii)                                  If the Assuming Institution elects not to accept an assignment of the lease or sublease any leased Bank Premises, the notice of such election in accordance with Section 4.6(b) shall specify the date upon which the Assuming Institution’s occupancy of such leased Bank Premises shall terminate, which date shall not be later than ninety (90) days after the date of the Assuming Institution’s notice not to exercise such option. Upon vacating such premises, the Assuming Institution shall be liable for relinquishing and releasing to the Receiver such premises and the Fixtures and the Furniture and Equipment located thereon which existed at the time of the Bank Closing Date, in the same condition as at the Bank Closing Date, and at the premises where they were inventoried at Bank closing, normal wear and tear excepted. Any of the aforementioned which is missing will be charged to the Assuming Institution at the item’s Fair Market Value as determined in accordance with this Agreement. By failing to provide notice of its intention to vacate such premises prior to the expiration of the option period specified in Section 4.6(b), or by occupying such premises after the ninety (90)-day period specified above in this Section 4.6(g)(ii), the Assuming Institution shall, at the Receiver’s option, (x) be deemed to have assumed all leases, obligations and liabilities with respect to such premises (including any ground lease with respect to the land on which premises are located), and leased Furniture and Equipment and leased Fixtures located thereon in accordance with this Section 4.6 (unless the Receiver previously repudiated any such lease), and (y) be required to purchase all Fixtures, Furniture and Equipment owned by the Failed Bank at Fair Market Value and located on such premises as of the Bank Closing Date.

(h)                                Furniture and Equipment and Certain Other Equipment. The Receiver hereby grants to the Assuming Institution an option to purchase all Furniture and Equipment owned by the Failed Bank at Fair Market Value and located at any leased or owned Bank Premises that the Assuming Institution elects to vacate or which it could have, but did not occupy, pursuant to this Section 4.6; provided that, the Assuming Institution shall give the Receiver notice of its election to purchase such property at the time it gives notice of its intention to vacate such Bank Premises or within ten (10) days after the Bank Closing Date for Bank Premises it could have, but did not, occupy.

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(i)                                     Option to Put Bank Premises and Related Fixtures, Furniture and Equipment.

(i)                                     For a period of ninety (90) days following the Bank Closing Date, the Assuming Institution shall be entitled to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary and the purchase price paid by the Receiver shall be the Fair Market Value of the Bank Premises.

(ii)                                  If the Assuming Institution elects to require the Receiver to purchase any Bank Premises that is owned, directly or indirectly, by an Acquired Subsidiary, the Assuming Institution shall also have the option, exercisable within the same ninety (90) day time period, to require the Receiver to purchase any Fixtures, Furniture and Equipment that is owned, directly or indirectly, by an Acquired Subsidiary which is located on such Bank Premises and was utilized by the Failed Bank for banking purposes. The purchase price paid by the Receiver shall be the Fair Market Value of the Fixtures, Furniture and Equipment purchased.

(iii)                                  In the event the Assuming Institution elects to exercise its options under this Section 4.6(i), the Assuming Institution shall pay to the Receiver occupancy costs in accordance with Section 4.6(e) and shall vacate the Bank Premises in accordance with Section 4.6(g)(i).

(iv)                              Regardless of whether the Assuming Institution exercises any of its options under this Section 4.6(i), the purchase price for the Acquired Subsidiary shall be adjusted by the difference between the Fair Market Value of the Bank Premises and Fixtures, Furniture and Equipment utilized by the Failed Bank for banking purposes and their respective Book Value as reflected of the books and records of the Acquired Subsidiary. Such adjustment shall be made in accordance with Article VIII of this Agreement.

4.7.                            Agreement with Respect to Leased Data Management Equipment.

(a)                                 Option. The Receiver hereby grants to the Assuming Institution an exclusive option for the period of ninety (90) days commencing the day after Bank Closing to accept an assignment from the Receiver of all Leased Data Management Equipment.

(b)                                 Notices Regarding Leased Data Management Equipment. The Assuming Institution shall (i) give written notice to the Receiver within the option period specified in Section 4.7(a) of its intent to accept or decline an assignment or sublease of all Leased Data Management Equipment and promptly accept an assignment or sublease of such Leased Data Management Equipment, and (ii) give written notice to the appropriate lessor(s) that it has accepted an assignment or sublease of any such Leased Data Management Equipment that is subject to a lease.

(c)                                  Facilitation by Receiver. The Receiver agrees to facilitate the assignment or sublease of Leased Data Management Equipment or the negotiation of new leases or license agreements by the Assuming Institution; provided, that neither the Receiver nor the Corporation shall be obligated to engage in litigation, make payments to the Assuming Institution or to any third party in connection with facilitating any such assumption, assignment, sublease or negotiation or commit to any other obligations to third parties.

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(d)                                 Operating Costs. The Assuming Institution agrees, during its period of use of any Leased Data Management Equipment, to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of any existing Leased Data Management Equipment leases entered into by the Failed Bank, including without limitation the timely payment of all rent, taxes, fees, charges, maintenance, utilities, insurance and assessments.

(e)                                  Assuming Institution’s Obligation. The Assuming Institution shall, not later than fifty (50) days after giving the notice provided in Section 4.7(b), (i) relinquish and release to the Receiver or, at the direction of the Receiver, to a third party, all Leased Data Management Equipment, in the same condition as at Bank Closing, normal wear and tear excepted, or (ii) accept an assignment or a sublease of any existing Leased Data Management lease or negotiate a new lease or license agreement under this Section 4.7 with respect to Leased Data Management Equipment.

(f)                                   Data Removal. The Assuming Institution shall, prior to returning any Leased Data Management Equipment, and unless otherwise requested by the Receiver, (i) remove all data from the Leased Data Management Equipment and (ii) provide a written statement to the Receiver that all data has been removed in a manner that renders it unrecoverable.

4.8.                            Certain Existing Agreements.

(a)                                 Assumption of Agreements. Subject to the provisions of Section 4.8(b), with respect to agreements existing as of the Bank Closing Date which provide for the rendering of services by or to the Failed Bank, within thirty (30) days after the Bank Closing Date, the Assuming Institution shall give the Receiver written notice specifying whether it elects to assume or not to assume each such agreement. Except as may be otherwise provided in this Article IV, the Assuming Institution agrees to comply with the terms of each such agreement for a period commencing on the day after the Bank Closing Date and ending on: (i) in the case of an agreement that provides for the rendering of services by the Failed Bank, the date which is ninety (90) days after the Bank Closing Date, and (ii) in the case of an agreement that provides for the rendering of services to the Failed Bank, the date which is thirty (30) days after the Assuming Institution has given notice to the Receiver of its election not to assume such agreement; provided that the Receiver can reasonably make such service agreements available to the Assuming Institution. The Assuming Institution shall be deemed by the Receiver to have assumed agreements for which no notification is timely given. The Receiver agrees to assign, transfer, convey and deliver to the Assuming Institution all right, title and interest of the Receiver, if any, in and to agreements the Assuming Institution assumes hereunder. In the event the Assuming Institution elects not to accept an assignment of any lease (or sublease) or negotiate a new lease for leased Bank Premises under Section 4.6 and does not otherwise occupy such premises, the provisions of this Section 4.8(a) shall not apply to service agreements related to such premises. The Assuming Institution agrees, during the period it has the use or benefit of any such agreement, promptly to pay to the Receiver or to appropriate third parties at the direction of the Receiver all operating costs with respect thereto and to comply with all relevant terms of such agreement.

(b)                                 Excluded Agreements. The provisions of Section 4.8(a) regarding the Assuming Institution’s election to assume or not assume certain agreements shall not apply to (i) agreements pursuant to which the Failed Bank provides mortgage servicing for others or

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mortgage servicing is provided to the Failed Bank by others, (ii) agreements that are subject to Sections 4.1 through 4.7 and any insurance policy or bond referred to in Section 3.5(a) or other agreement specified in Section 3.5 and (iii) consulting, management or employment agreements, if any, between the Failed Bank and its employees or other Persons. Except as otherwise expressly set forth elsewhere in this Agreement, the Assuming Institution does not assume any liabilities or acquire any rights under any of the agreements described in this Section 4.8(b).

4.9.                            Informational Tax Reporting. The Assuming Institution agrees to perform all obligations of the Failed Bank with respect to Federal and State income tax informational reporting related to (i) the Assets and the Liabilities Assumed, (ii) deposit accounts that were closed and loans that were paid off or collateral obtained with respect thereto prior to the Bank Closing Date, (iii) miscellaneous payments made to vendors of the Failed Bank, and (iv) any other asset or liability of the Failed Bank, including, without limitation, loans not purchased and Deposits not assumed by the Assuming Institution, as may be required by the Receiver.

4.10.                     Insurance.

(a)                                 Assuming Institution to Insure. The Assuming Institution will obtain and maintain insurance coverage acceptable to the Receiver (including public liability, fire, and extended coverage insurance) naming the Assuming Institution as the insured and the Receiver as additional insured, effective from and after the Bank Closing Date, with respect to all (i) Bank Premises that the Assuming Institution occupies, and (ii) Fixtures, Furniture and Equipment and Leased Data Management Equipment located on those Bank Premises.

(b)                                 Rights of Receiver. If the Assuming Institution at any time from or after Bank Closing Date fails to (i) obtain or maintain any of the insurance policies required by Section 4.10(a), (ii) pay any premium in whole or in part related to those insurance policies, or (iii) provide evidence of those insurance policies acceptable to the Receiver, then the Receiver may in its sole and absolute discretion, without notice, and without waiving or releasing any obligation or liability of the Assuming Institution, obtain and maintain insurance policies, pay insurance premiums and take any other actions with respect to the insurance coverage as the Receiver deem advisable. The Assuming Institution will reimburse the Receiver for all sums disbursed in connection with this Section 4.10(b).

4.11.                     Office Space for Receiver and Corporation; Certain Payments.

(a)                                 FDIC Office Space. For the period commencing on the day following the Bank Closing Date and ending on the one hundred eightieth (180th) day following the Bank Closing Date, the Assuming Institution will provide to the Receiver and the Corporation, without charge, adequate and suitable office space (including parking facilities and vault space), furniture, equipment (including photocopying and telecopying machines), email accounts, network access and technology resources (such as shared drive), and utilities (including local telephone service and fax machines) (collectively, “FDIC Office Space”) at the Bank Premises occupied by the Assuming Institution for the Receiver and the Corporation to use in the discharge of their respective functions with respect to the Failed Bank.

(b)                                 Receiver’s Right to Extend. Upon written notice by the Receiver or the Corporation, for the period commencing on the one hundred eighty first (181st) day following the Bank Closing Date and ending no later than the three hundred and sixty-fifth (365th) day following the Bank Closing Date, the Assuming Institution will continue to provide to the

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Receiver and the Corporation FDIC Office Space at the Bank Premises. During the period from the 181st day following the Bank Closing Date until the day the FDIC and the Corporation vacate FDIC Office Space, the Receiver and the Corporation will pay to the Assuming Institution their respective pro rata share (based on square footage occupied) of (A) the market rental value for the applicable owned Bank Premises or (B) actual rent paid for applicable leased Bank Premises.

(c)                                  Receiver’s Relocation Right. If the Receiver or the Corporation determine that the space provided by the Assuming Institution is inadequate or unsuitable, the Receiver and the Corporation may relocate to other quarters having adequate and suitable FDIC Office Space and the costs of relocation and any rental and utility costs for the balance of the period of occupancy by the Receiver and the Corporation shall be borne by the Assuming Institution.

(d)                                 Expenditures. The Assuming Institution will pay such bills and invoices on behalf of the Receiver and the Corporation as the Receiver or the Corporation may direct for the period beginning on the date of the Bank Closing Date and ending on Settlement Date. The Assuming Institution shall submit its requests for reimbursement of such expenditures pursuant to Article VIII of this Agreement.

4.12.                     Continuation of Group Health Plan Coverage for Former Employees of the Failed Bank.

(a)                                 Continuation Coverage. The Assuming Institution agrees to assist the Receiver, as provided in this Section 4.12, in offering individuals who were employees or former employees of the Failed Bank, or any of its Subsidiaries, and who, immediately prior to the Bank Closing Date, were receiving, or were eligible to receive, health insurance coverage or health insurance continuation coverage from the Failed Bank (“Eligible Individuals”), the opportunity to obtain health insurance coverage in the Corporation’s Federal Insurance Administration Continuation Coverage Plan which provides for health insurance continuation coverage to such Eligible Individuals and other persons who are qualified beneficiaries of the Failed Bank (“Qualified Beneficiaries”) as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) § 607, 29 U.S.C. § 1167. The Assuming Institution shall consult with the Receiver and not later than five (5) Business Days after the Bank Closing Date shall provide written notice to the Receiver of the number (if available), identity (if available) and addresses (if available) of the Eligible Individuals who are Qualified Beneficiaries of the Failed Bank and for whom a “qualifying event” (as defined in ERISA § 603, 29 U.S.C. § 1163) has occurred and with respect to whom the Failed Bank’s obligations under Part 6 of Subtitle B of Title I of ERISA, 29 U.S.C. §§ 1161-1169 have not been satisfied in full, and such other information as the Receiver may reasonably require. The Receiver shall cooperate with the Assuming Institution in order to permit it to prepare such notice and shall provide to the Assuming Institution such data in its possession as may be reasonably required for purposes of preparing such notice.

(b)                                 Qualified Beneficiaries; Expenses. The Assuming Institution shall take such further action to assist the Receiver in offering the Eligible Individuals who are Qualified Beneficiaries of the Failed Bank the opportunity to obtain health insurance coverage in the Corporation’s Federal Insurance Administration Continuation Coverage Plan as the Receiver may direct. All expenses incurred and paid by the Assuming Institution (i) in connection with the obligations of the Assuming Institution under this Section 4.12, and (ii) in providing health insurance continuation coverage to any Eligible Individuals who are hired by the Assuming

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Institution and such employees’ Qualified Beneficiaries shall be borne by the Assuming Institution.

(c)                                  Employee List. No later than five (5) Business Days after the Bank Closing Date, the Assuming Institution shall provide the Receiver with a list of all Failed Bank employees the Assuming Institution will not hire. Unless otherwise agreed, the Assuming Institution shall pay all salaries and payroll costs for all Failed Bank employees until the list is provided to the Receiver. The Assuming Institution shall be responsible for all costs and expenses (i.e., salary, benefits, etc.) associated with all other employees not on that list from and after the date of delivery of the list to the Receiver. The Assuming Institution shall offer to the Failed Bank employees it retains employment benefits comparable to those the Assuming Institution, offers its current employees.

(d)                                 No Third Party Beneficiaries. This Section 4.12 is for the sole and exclusive benefit of the parties to this Agreement, and for the benefit of no other Person (including any former employee of the Failed Bank or any Subsidiary thereof, Eligible Individual or Qualified Beneficiary of such former employee). Nothing in this Section 4.12 is intended by the parties, or shall be construed, to give any Person (including any former employee of the Failed Bank or any Subsidiary thereof, Eligible Individual or Qualified Beneficiary of such former employee) other than the Corporation, the Receiver and the Assuming Institution, any legal or equitable right, remedy or claim under or with respect to the provisions of this Section 4.12.

4.13.                     Interim Asset Servicing. At any time after the Bank Closing Date, the Receiver may establish on its books an asset pool(s) and may transfer to such asset pool(s) (by means of accounting entries on the books of the Receiver) all or any assets and liabilities of the Failed Bank which are not acquired by the Assuming Institution, including, without limitation, wholly unfunded Commitments and assets and liabilities which may be acquired, funded or originated by the Receiver subsequent to the Bank Closing Date. The Receiver may remove assets (and liabilities) from or add assets (and liabilities) to such pool(s) at any time in its discretion. At the option of the Receiver, the Assuming Institution agrees to service, administer and collect such pool assets in accordance with, and for the term set forth in, Exhibit 4.13.

4.14.                     Reserved.

4.15.                     Loss Sharing. This Agreement includes a Single Family Shared-Loss Agreement attached hereto as Exhibit 4.15A and a Commercial Shared-Loss Agreement attached hereto as Exhibit 4.15B. The Assuming Institution shall be entitled to require reimbursement from the Receiver for shared losses, and shall share recoveries, on certain loans and assets in accordance with the Shared-Loss Agreements.

ARTICLE V.                                         DUTIES WITH RESPECT TO DEPOSITORS OF THE FAILED BANK.

5.1.                            Payment of Checks, Drafts, Orders and Deposits. Subject to Section 9.5, the Assuming Institution agrees to pay all properly drawn checks, drafts, withdrawal orders and Assumed Deposits of depositors of the Failed Bank presented for payment, whether drawn on the check or draft forms provided by the Failed Bank or by the Assuming Institution, to the extent that the Deposit balances to the credit of the respective makers or drawers assumed by the Assuming Institution under this Agreement are sufficient to permit the payment thereof, and in all other respects to discharge, in the usual course of conducting a banking business, the duties

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and obligations of the Failed Bank with respect to the Deposit balances due and owing to the depositors of the Failed Bank assumed by the Assuming Institution under this Agreement.

5.2.                            Certain Agreements Related to Deposits. Except as may be modified pursuant to Section 2.2, the Assuming Institution agrees to honor the terms and conditions of any written escrow or mortgage servicing agreement or other similar agreement relating to a Deposit liability assumed by the Assuming Institution pursuant to this Agreement.

5.3.                            Notice to Depositors.

(a)                                 Assumption of Deposits. Within seven (7) days after the Bank Closing Date, the Assuming Institution shall give notice by mail to each depositor of the Failed Bank of (i) the assumption of the Deposit liabilities of the Failed Bank, and (ii) the procedures to claim Deposits (the Receiver shall provide item (ii) to Assuming Institution). The Assuming Institution shall also publish notice of its assumption of the Deposit liabilities of the Failed Bank in a newspaper of general circulation in the county or counties in which the Failed Bank was located.

(b)                                 Notice to Depositors. Within seven (7) days after the Bank Closing Date, the Assuming Institution shall give notices by mail to each depositor of the Failed Bank, as required under Section 2.2.

(c)                                  Fee Schedule. If the Assuming Institution proposes to charge fees different from those fees formerly charged by the Failed Bank, the Assuming Institution shall include its fee schedule in its mailed notice.

(d)                                 Approval of Notices and Publications. The Assuming Institution shall obtain approval of all notices and publications required by this Section 5.3 from counsel for the Receiver prior to mailing or publication.

ARTICLE VI.                                    RECORDS.

6.1.                            Transfer of Records. In accordance with Sections 2.1 and 3.1, the Receiver assigns, transfers, conveys and delivers to the Assuming Institution, whether located on Bank Premises occupied or not occupied by the Assuming Institution or at any other location, any and all Records of the Failed Bank, other than the following:

(a)                                 Records pertaining to former employees of the Failed Bank who were no longer employed by the Failed Bank as of the Bank Closing Date and Records pertaining to employees of the Failed Bank who were employed by the Failed Bank as of the Bank Closing Date and for whom the Receiver is unable to obtain a waiver to release such Records to the Assuming Institution;

(b)                                 Records pertaining to (i) any asset or liability of the Failed Bank retained by the Receiver, or (ii) any asset of the Failed Bank acquired by the Receiver pursuant to this Agreement; and

(c)                                  any other Records as determined by the Receiver.

6.2.                            Transfer of Assigned Records. The Receiver shall transfer to the Assuming Institution all Records described in Section 6.1 as soon as practicable on or after the date of this Agreement.

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6.3.                            Preservation of Records.

(a)                                 Assuming Institution Records Retention. The Assuming Institution agrees that it will preserve and maintain for the joint benefit of the Receiver, the Corporation and the Assuming Institution, all Records of which it has custody. The Assuming Institution shall have the primary responsibility to respond to subpoenas, discovery requests, and other similar official inquiries and customer requests for lien releases with respect to the Records of which it has custody. With respect to its obligations under this Section 6.3 regarding Electronically Stored Information, the Assuming Institution will complete the Data Retention Catalog attached hereto as Schedule 6.3 and submit it to the Receiver within thirty (30) days following the Bank Closing Date.

(b)                                 Destruction of Certain Records. With regard to all Records of which it has custody which are at least ten (10) years old as of the date of the appointment of the Receiver, the Assuming Institution agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to DRR— Records Manager, CServiceFDICDAL@FDIC.gov.

(c)                                  Destruction of Records After Six Years. With regard to all Records of which it has custody which have been maintained in the custody of the Assuming Institution after six (6) years from the date of the appointment of the Receiver, the Assuming Institution agrees to request written permission to destroy such records by submitting a written request to destroy, specifying precisely which records are included in the request, to DRR— Records Manager, CServiceFDICDAL@FDIC.gov.

6.4.                            Access to Records; Copies. The Assuming Institution agrees to permit the Receiver and the Corporation access to all Records of which the Assuming Institution has custody, and to use, inspect, make extracts from or request copies of any such Records in the manner and to the extent requested, and to duplicate, in the discretion of the Receiver or the Corporation, any Record pertaining to Deposit account relationships; provided that in the event that the Failed Bank maintained one or more duplicate copies of such Records, the Assuming Institution hereby assigns, transfers, and conveys to the Corporation one such duplicate copy of each such Record without cost to the Corporation, and agrees to deliver to the Corporation all Records assigned and transferred to the Corporation under this Article VI as soon as practicable on or after the date of this Agreement. The party requesting a copy of any Record shall bear the cost (based on standard accepted industry charges to the extent applicable, as determined by the Receiver) for providing such duplicate Records. A copy of each Record requested shall be provided as soon as practicable by the party having custody thereof.

6.5.                            Right of Receiver or Corporation to Audit. The Receiver or the Corporation, their respective agents, contractors and employees, may (but are not required to) perform an audit to determine the Assuming Institution’s compliance with this Agreement at any time, by providing not less than ten (10) Business Days prior notice. The scope and duration of any such audit shall be at the discretion of the Receiver or the Corporation, as the case may be. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments, payments and withholdings as may be necessary to give retroactive effect to such corrections.

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ARTICLE VII.                               BID; INITIAL PAYMENT.

The Assuming Institution has submitted to the Receiver a Deposit premium bid of positive Zero Point Two Five Percent 0.25% and an Asset discount bid of negative Seventy One Million, Seven Hundred and Twenty Two Thousand Dollars ($71,722,000.00) (the “Bid Amount”). The Deposit premium bid will be applied to the total of all Assumed Deposits except for brokered, CDARS®, and any market place or similar subscription services Deposits as reflected on Schedule 7. On the Payment Date, the Assuming Institution will pay to the Corporation, or the Corporation will pay to the Assuming Institution, as the case may be, the Initial Payment, together with interest on such amount (if the Payment Date is not the day following the Bank Closing Date) from and including the day following the Bank Closing Date to and including the day preceding the Payment Date at the Settlement Interest Rate.

ARTICLE VIII.                          ADJUSTMENTS.

8.1.                            Pro Forma Statement. The Receiver, as soon as practicable after the Bank Closing Date, in accordance with the best information then available, shall provide to the Assuming Institution a Pro Forma statement reflecting any adjustments of such liabilities and assets as may be necessary. Such Pro Forma statement shall take into account, to the extent possible, (a) liabilities and assets of a nature similar to those contemplated by Section 2.1 or Section 3.1, respectively, which on the Bank Closing Date were carried in the Failed Bank’s suspense accounts, (b) accruals as of the Bank Closing Date for all income related to the assets and business of the Failed Bank acquired by the Assuming Institution hereunder, whether or not such accruals were reflected on the Failed Bank Records in the normal course of its operations, and (c) adjustments to determine the Book Value of any investment in an Acquired Subsidiary and related accounts on the “bank only” (unconsolidated) balance sheet of the Failed Bank based on the equity method of accounting, whether or not the Failed Bank used the equity method of accounting for investments in subsidiaries, except that the resulting amount cannot be less than the Acquired Subsidiary’s recorded equity as of the Bank Closing Date as reflected on the Failed Bank Records of the Acquired Subsidiary. Any Loan purchased by the Assuming Institution pursuant to Section 3.1 which the Failed Bank charged off during the period beginning the day after the Bid Valuation Date to the date of the Bank Closing Date shall be deemed not to be charged off for the purposes of the Pro Forma statement, and the purchase price shall be determined pursuant to Section 3.2.

8.2.                            Correction of Errors and Omissions; Other Liabilities.

(a)                                 Adjustments to Correct Errors. In the event any bookkeeping omissions or errors are discovered in preparing any Pro Forma statement or in completing the transfers and assumptions contemplated hereby, the parties hereto agree to correct such errors and omissions, it being understood that, as far as practicable, all adjustments will be made consistent with the judgments, methods, policies or accounting principles utilized by the Failed Bank in preparing and maintaining Failed Bank Records, except that adjustments made pursuant to this Section 8.2(a) are not intended to bring the Failed Bank Records into accordance with generally accepted accounting principles.

(b)                                 Receiver’s Rights Regarding Other Liabilities. If the Receiver discovers at any time subsequent to the date of this Agreement that any claim exists against the Failed Bank which is of such a nature that it would have been included in the liabilities assumed under Article II had the existence of such claim or the facts giving rise thereto been known as of the

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Bank Closing Date, the Receiver may, in its discretion, at any time, require that such claim be assumed by the Assuming Institution in a manner consistent with the intent of this Agreement. The Receiver will make appropriate adjustments to the Pro Forma statement provided by the Receiver to the Assuming Institution pursuant to Section 8.1 as may be necessary.

8.3.                            Payments. The Receiver agrees to cause to be paid to the Assuming Institution, or the Assuming Institution agrees to pay to the Receiver, as the case may be, on the Settlement Date, a payment in an amount which reflects net adjustments (including any costs, expenses and fees associated with determinations of value as provided in this Agreement) made pursuant to Section 8.1 or Section 8.2, plus interest as provided in Section 8.4. The Receiver and the Assuming Institution agree to effect on the Settlement Date any further transfer of assets to or assumption of liabilities or claims by the Assuming Institution as may be necessary in accordance with Section 8.1 or Section 8.2.

8.4.                            Interest. Any amounts paid under Section 8.3 or Section 8.5 shall bear interest for the period from and including the day following the Bank Closing Date to and including the day preceding the payment at the Settlement Interest Rate.

8.5.                            Subsequent Adjustments. In the event that the Assuming Institution or the Receiver discovers any errors or omissions as contemplated by Section 8.2 or any error with respect to the payment made under Section 8.3 after the Settlement Date, the Assuming Institution and the Receiver agree to promptly correct any such errors or omissions, make any payments and effect any transfers or assumptions as may be necessary to reflect any such correction plus interest as provided in Section 8.4.

ARTICLE IX.                                   CONTINUING COOPERATION.

9.1.                            General Matters. The parties hereto will, in good faith and with their best efforts, cooperate with each other to carry out the transactions contemplated by this Agreement and to effect the purposes hereof.

9.2.                            Additional Title Documents. The Receiver, the Corporation and the Assuming Institution each shall, at any time, and from time to time, upon the request of any party hereto, execute and deliver such additional instruments and documents of conveyance as shall be reasonably necessary to vest in the appropriate party its full legal or equitable title in and to the property transferred pursuant to this Agreement or to be transferred in accordance herewith. The Assuming Institution shall prepare such instruments and documents of conveyance (in form and substance satisfactory to the Receiver) as shall be necessary to vest title to the Assets in the Assuming Institution. The Assuming Institution shall be responsible for recording such instruments and documents of conveyance at its own expense.

9.3.                            Claims and Suits.

(a)                                 Defense and Settlement. The Receiver shall have the right, in its discretion, to (i) defend or settle any claim or suit against the Assuming Institution with respect to which the Receiver has indemnified the Assuming Institution in the same manner and to the same extent as provided in Article XII, and (ii) defend or settle any claim or suit against the Assuming Institution with respect to any Liability Assumed, which claim or suit may result in a loss to the Receiver arising out of or related to this Agreement, or which existed against the Failed Bank on or before the Bank Closing Date. The exercise by the Receiver of any rights

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under this Section 9.3(a) shall not release the Assuming Institution with respect to any of its obligations under this Agreement.

(b)                                 Removal of Actions. In the event any action at law or in equity shall be instituted by any Person against the Receiver and the Corporation as codefendants with respect to any asset of the Failed Bank retained or acquired pursuant to this Agreement by the Receiver, the Receiver agrees, at the request of the Corporation, to join with the Corporation in a petition to remove the action to the United States District Court for the proper district. The Receiver agrees to institute, with or without joinder of the Corporation as co-plaintiff, any action with respect to any such retained or acquired asset or any matter connected therewith whenever notice requiring such action shall be given by the Corporation to the Receiver.

9.4.                            Payment of Deposits. In the event any depositor does not accept the obligation of the Assuming Institution to pay any Deposit liability of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement and asserts a claim against the Receiver for all or any portion of any such Deposit liability, the Assuming Institution agrees on demand to provide to the Receiver funds sufficient to pay such claim in an amount not in excess of the Deposit liability reflected on the books of the Assuming Institution at the time such claim is made. Upon payment by the Assuming Institution to the Receiver of such amount, the Assuming Institution shall be discharged from any further obligation under this Agreement to pay to any such depositor the amount of such Deposit liability paid to the Receiver.

9.5.                            Withheld Payments. At any time, the Receiver or the Corporation may, in its discretion, determine that all or any portion of any deposit balance assumed by the Assuming Institution pursuant to this Agreement does not constitute a “Deposit” (or otherwise, in its discretion, determine that it is the best interest of the Receiver or Corporation to withhold all or any portion of any deposit), and may direct the Assuming Institution to withhold payment of all or any portion of any such deposit balance. Upon such direction, the Assuming Institution agrees to hold such deposit and not to make any payment of such deposit balance to or on behalf of the depositor, or to itself, whether by way of transfer, set-off or otherwise. The Assuming Institution agrees to maintain the “withheld payment” status of any such deposit balance until directed in writing by the Receiver or the Corporation as to its disposition. At the direction of the Receiver or the Corporation, the Assuming Institution shall return all or any portion of such deposit balance to the Receiver or the Corporation, as appropriate, and thereupon the Assuming Institution shall be discharged from any further liability to such depositor with respect to such returned deposit balance. If such deposit balance has been paid to the depositor prior to a demand for return by the Corporation or the Receiver, and payment of such deposit balance had not been previously withheld pursuant to this Section 9.5, the Assuming Institution shall not be obligated to return such deposit balance to the Receiver or the Corporation. The Assuming Institution shall be obligated to reimburse the Corporation or the Receiver, as the case may be, for the amount of any deposit balance or portion thereof paid by the Assuming Institution in contravention of any previous direction to withhold payment of such deposit balance or return such deposit balance the payment of which was withheld pursuant to this Section 9.5.

9.6.                            Proceedings with Respect to Certain Assets and Liabilities.

(a)                                 Cooperation by Assuming Institution. In connection with any investigation, proceeding or other matter with respect to any asset or liability of the Failed Bank retained by the Receiver, or any asset of the Failed Bank acquired by the Receiver pursuant to

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this Agreement, the Assuming Institution shall cooperate to the extent reasonably required by the Receiver.

(b)                                 Access to Records. In addition to its obligations under Section 6.4, the Assuming Institution shall provide representatives of the Receiver access at reasonable times and locations without other limitation or qualification to (i) its directors, officers, employees and agents and those of the Acquired Subsidiaries, and (ii) its books and Records, the books and Records of such Acquired Subsidiaries and all Credit Files, and copies thereof. Copies of books, Records and Credit Files shall be provided by the Assuming Institution as requested by the Receiver and the costs of duplication thereof shall be borne by the Receiver.

(c)                                  Loan Documents. Not later than ten (10) days after the Put Notice pursuant to Section 3.4 or the date of the notice of transfer of any Loan by the Assuming Institution to the Receiver pursuant to Section 3.6, the Assuming Institution shall deliver to the Receiver such documents with respect to such Loan as the Receiver may request, including without limitation the following: (i) all related Credit Documents (other than certificates, notices and other ancillary documents), (ii) a certificate setting forth the principal amount on the date of the transfer and the amount of interest, fees and other charges then accrued and unpaid thereon, and any restrictions on transfer to which any such Loan is subject, and (iii) all Credit Files, and all documents, microfiche, microfilm and computer records (including but not limited to magnetic tape, disc storage, card forms and printed copy) maintained by, owned by, or in the possession of the Assuming Institution or any Affiliate of the Assuming Institution relating to the transferred Loan.

9.7.                            Information. The Assuming Institution promptly shall provide to the Corporation such other information, including financial statements and computations, relating to the performance of the provisions of this Agreement as the Corporation or the Receiver may request from time to time, and, at the request of the Receiver, make available employees of the Failed Bank employed or retained by the Assuming Institution to assist in preparation of the Pro Forma statement pursuant to Section 8.1.

9.8.                            Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver or Corporation pursuant to this Agreement.

ARTICLE X.                                        CONDITION PRECEDENT.

The obligations of the parties to this Agreement are subject to the Receiver and the Corporation having received at or before the Bank Closing Date evidence reasonably satisfactory to each of any necessary approval, waiver, or other action by any governmental authority, the board of directors of the Assuming Institution, or other third party, with respect to this Agreement and the transactions contemplated hereby, the closing of the Failed Bank and the appointment of the Receiver, the chartering of the Assuming Institution, and any agreements, documents, matters or proceedings contemplated hereby or thereby.

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ARTICLE XI.                                   REPRESENTATIONS AND WARRANTIES OF THE ASSUMING INSTITUTION.

The Assuming Institution represents and warrants to the Corporation and the Receiver as follows:

11.1.                     Corporate Existence and Authority. The Assuming Institution (a) is duly organized, validly existing and in good standing under the laws of its Chartering Authority and has full power and authority to own and operate its properties and to conduct its business as now conducted by it, and (b) has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Assuming Institution has taken all necessary corporate (or other applicable governance) action to authorize the execution, delivery and performance of this Agreement and the performance of the transactions contemplated hereby.

11.2.                     Third Party Consents. No governmental authority or other third party consents (including but not limited to approvals, licenses, registrations or declarations) are required in connection with the execution, delivery or performance by the Assuming Institution of this Agreement, other than such consents as have been duly obtained and are in full force and effect.

11.3.                     Execution and Enforceability. This Agreement has been duly executed and delivered by the Assuming Institution and when this Agreement has been duly authorized, executed and delivered by the Corporation and the Receiver, this Agreement will constitute the legal, valid and binding obligation of the Assuming Institution, enforceable in accordance with its terms.

11.4.                     Compliance with Law.

(a)                                 No Violations. Neither the Assuming Institution nor any of its Subsidiaries is in violation of any statute, regulation, order, decision, judgment or decree of, or any restriction imposed by, the United States of America, any State, municipality or other political subdivision or any agency of any of the foregoing, or any court or other tribunal having jurisdiction over the Assuming Institution or any of its Subsidiaries or any assets of any such Person, or any foreign government or agency thereof having such jurisdiction, with respect to the conduct of the business of the Assuming Institution or of any of its Subsidiaries, or the ownership of the properties of the Assuming Institution or any of its Subsidiaries, which, either individually or in the aggregate with all other such violations, would materially and adversely affect the business, operations or condition (financial or otherwise) of the Assuming Institution or the ability of the Assuming Institution to perform, satisfy or observe any obligation or condition under this Agreement.

(b)                                 No Conflict. Neither the execution and delivery nor the performance by the Assuming Institution of this Agreement will result in any violation by the Assuming Institution of, or be in conflict with, any provision of any applicable law or regulation, or any order, writ or decree of any court or governmental authority.

11.5.                     Insured or Guaranteed Loans. If any Loans being transferred pursuant to this Agreement are insured or guaranteed by any department or agency of any governmental unit, federal, state or local, Assuming Institution represents that Assuming Institution has been approved by such agency and is an approved lender or mortgagee, as appropriate, if such approval is required. The Assuming Institution further assumes full responsibility for

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determining whether or not such insurance or guarantees are in full force and effect on the date of this Agreement and with respect to those Loans whose insurance or guaranty is in full force and effect on the date of this Agreement, Assuming Institution assumes full responsibility for doing all things necessary to insure such insurance or guarantees remain in full force and effect. Assuming Institution agrees to assume all of the obligations under the contract(s) of insurance or guaranty and agrees to cooperate with the Receiver where necessary to complete forms required by the insuring or guaranteeing department or agency to effect or complete the transfer to Assuming Institution.

11.6.                     Representations Remain True. The Assuming Institution represents and warrants that it has executed and delivered to the Corporation a Purchaser Eligibility Certification and Confidentiality Agreement and that all information provided and representations made by or on behalf of the Assuming Institution in connection with this Agreement and the transactions contemplated hereby, including, but not limited to, the Purchaser Eligibility Certification and Confidentiality Agreement (which are affirmed and ratified hereby) are and remain true and correct in all material respects and do not fail to state any fact required to make the information contained therein not misleading.

11.7.                     No Reliance; Independent Advice. The Assuming Institution is not relying on the Receiver or the Corporation for any business, legal, tax, accounting, investment or other advice in connection with this Agreement and the Exhibits hereto and documents delivered in connection with the foregoing, and has had adequate opportunity to consult with advisors of its choice in connection therewith.

ARTICLE XII.                              INDEMNIFICATION.

12.1.                     Indemnification of Indemnitees. From and after the Bank Closing Date and subject to the limitations set forth in this Section 12.1 and Section 12.6 and compliance by the Indemnitees with Section 12.2, the Receiver agrees to indemnify and hold harmless the Indemnitees against any and all costs, losses, liabilities, expenses (including attorneys’ fees) incurred prior to the assumption of defense by the Receiver pursuant to Section 12.2(d), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with claims against any Indemnitee based on liabilities of the Failed Bank that are not assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution for which indemnification is provided:

(a)                                 hereunder in this Section 12.1, subject to certain exclusions as provided in Section 12.1(b):

(i)                                     claims based on the rights of any shareholder or former shareholder as such of (A) the Failed Bank, or (B) any Subsidiary or Affiliate of the Failed Bank;

(ii)                                  claims based on the rights of any creditor as such of the Failed Bank, or any creditor as such of any director, officer, employee or agent of the Failed Bank, with respect to any indebtedness or other obligation of the Failed Bank arising prior to the Bank Closing Date;

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(iii)                               claims based on the rights of any present or former director, officer, employee or agent as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank;

(iv)                              claims based on any action or inaction prior to the Bank Closing Date of the Failed Bank, its directors, officers, employees or agents as such, or any Subsidiary or Affiliate of the Failed Bank, or the directors, officers, employees or agents as such of such Subsidiary or Affiliate;

(v)                                 claims based on any malfeasance, misfeasance or nonfeasance of the Failed Bank, its directors, officers, employees or agents with respect to the trust business of the Failed Bank, if any;

(vi)                              claims based on any failure or alleged failure (not in violation of law) by the Assuming Institution to continue to perform any service or activity previously performed by the Failed Bank which the Assuming Institution is not required to perform pursuant to this Agreement or which arise under any contract to which the Failed Bank was a party which the Assuming Institution elected not to assume in accordance with this Agreement and which neither the Assuming Institution nor any Subsidiary or Affiliate of the Assuming Institution has assumed subsequent to the execution hereof;

(vii)                             claims arising from any action or inaction of any Indemnitee, including for purposes of this Section 12.1(a)(vii) the former officers or employees of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank that is taken upon the specific written direction of the Corporation or the Receiver, other than any action or inaction taken in a manner constituting bad faith, gross negligence or willful misconduct; and

(viii)                        claims based on the rights of any depositor of the Failed Bank whose deposit has been accorded “withheld payment” status and/or returned to the Receiver or Corporation in accordance with Section 9.5 and/or has become an “unclaimed deposit” or has been returned to the Corporation or the Receiver in accordance with Section 2.3;

(b)                                 provided that with respect to this Agreement, except for Section 12.1(a)(vii) and (viii), no indemnification will be provided under this Agreement for any:

(i)                                     judgment or fine against, or any amount paid in settlement (without the written approval of the Receiver) by, any Indemnitee in connection with any action that seeks damages against any Indemnitee (a “Counterclaim”) arising with respect to any Asset and based on any action or inaction of either the Failed Bank, its directors, officers, employees or agents as such prior to the Bank Closing Date, unless any such judgment, fine or amount paid in settlement exceeds the greater of (A) the Repurchase Price of such Asset, or (B) the monetary recovery sought on such Asset by the Assuming Institution in the cause of action from which the Counterclaim arises; and in such event the Receiver will provide indemnification only in the amount of such excess; and no indemnification will be provided for any costs or expenses other than any costs or expenses (including attorneys’ fees) which, in the determination of the Receiver, have been actually and reasonably incurred by such Indemnitee in connection with the defense of any such Counterclaim; and it is expressly agreed that the Receiver reserves

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the right to intervene, in its discretion, on its behalf and/or on behalf of the Receiver, in the defense of any such Counterclaim;

(ii)                                  claims with respect to any liability or obligation of the Failed Bank that is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(iii)                               claims with respect to any liability of the Failed Bank to any present or former employee as such of the Failed Bank or of any Subsidiary or Affiliate of the Failed Bank, which liability is expressly assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(iv)                              claims based on the failure of any Indemnitee to seek recovery of damages from the Receiver for any claims based upon any action or inaction of the Failed Bank, its directors, officers, employees or agents as fiduciary, agent or custodian prior to the Bank Closing Date;

(v)                                 claims based on any violation or alleged violation by any Indemnitee of the antitrust, branching, banking or bank holding company or securities laws of the United States of America or any State thereof;

(vi)                              claims based on the rights of any present or former creditor, customer, or supplier as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution;

(vii)                           claims based on the rights of any present or former shareholder as such of the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution regardless of whether any such present or former shareholder is also a present or former shareholder of the Failed Bank;

(viii)                       claims, if the Receiver determines that the effect of providing such indemnification would be to (A) expand or alter the provisions of any warranty or disclaimer thereof provided in Section 3.3 or any other provision of this Agreement, or (B) create any warranty not expressly provided under this Agreement;

(ix)                              claims which could have been enforced against any Indemnitee had the Assuming Institution not entered into this Agreement;

(x)                                 claims based on any liability for taxes or fees assessed with respect to the consummation of the transactions contemplated by this Agreement, including without limitation any subsequent transfer of any Assets or Liabilities Assumed to any Subsidiary or Affiliate of the Assuming Institution;

(xi)                              except as expressly provided in this Article XII, claims based on any action or inaction of any Indemnitee, and nothing in this Agreement shall be construed to provide indemnification for (i) the Failed Bank, (ii) any Subsidiary or Affiliate of the Failed Bank, or (iii) any present or former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates; provided that the Receiver, in its sole and absolute discretion, may provide indemnification hereunder for any present or

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former director, officer, employee or agent of the Failed Bank or its Subsidiaries or Affiliates who is also or becomes a director, officer, employee or agent of the Assuming Institution or its Subsidiaries or Affiliates;

(xii)                           claims or actions which constitute a breach by the Assuming Institution of the representations and warranties contained in Article XI;

(xiii)                        claims arising out of or relating to the condition of or generated by an Asset arising from or relating to the presence, storage or release of any hazardous or toxic substance, or any pollutant or contaminant, or condition of such Asset which violate any applicable Federal, State or local law or regulation concerning environmental protection; and

(xiv)                       claims based on, related to or arising from any asset, including a loan, acquired or liability assumed by the Assuming Institution, other than pursuant to this Agreement.

12.2.                     Conditions Precedent to Indemnification. It shall be a condition precedent to the obligation of the Receiver to indemnify any Person pursuant to this Article XII that such Person shall, with respect to any claim made or threatened against such Person for which such Person is or may be entitled to indemnification hereunder:

(a)                                 give written notice to the Regional Counsel (Litigation Branch) of the Corporation in the manner and at the address provided in Section 13.6 of such claim as soon as practicable after such claim is made or threatened; provided that notice must be given on or before the date which is six (6) years from the date of this Agreement;

(b)                                 provide to the Receiver such information and cooperation with respect to such claim as the Receiver may reasonably require;

(c)                                  cooperate and take all steps, as the Receiver may reasonably require, to preserve and protect any defense to such claim;

(d)                                 in the event suit is brought with respect to such claim, upon reasonable prior notice, afford to the Receiver the right, which the Receiver may exercise in its sole and absolute discretion, to conduct the investigation, control the defense and effect settlement of such claim, including without limitation the right to designate counsel and to control all negotiations, litigation, arbitration, settlements, compromises and appeals of any such claim, all of which shall be at the expense of the Receiver; provided that the Receiver shall have notified the Person claiming indemnification in writing that such claim is a claim with respect to which such Person is entitled to indemnification under this Article XII;

(e)                                  not incur any costs or expenses in connection with any response or suit with respect to such claim, unless such costs or expenses were incurred upon the written direction of the Receiver; provided that the Receiver shall not be obligated to reimburse the amount of any such costs or expenses unless such costs or expenses were incurred upon the written direction of the Receiver;

(f)                                   not release or settle such claim or make any payment or admission with respect thereto, unless the Receiver consents thereto; provided that the Receiver shall not be

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obligated to reimburse the amount of any such settlement or payment unless such settlement or payment was effected upon the written direction of the Receiver; and

(g)                                  take such reasonable action as the Receiver may request in writing as necessary to preserve, protect or enforce the rights of the Indemnitee against any Primary Indemnitor.

12.3.                     No Additional Warranty. Nothing in this Article XII shall be construed or deemed to (a) expand or otherwise alter any warranty or disclaimer thereof provided under Section 3.3 or any other provision of this Agreement with respect to, among other matters, the title, value, collectability, genuineness, enforceability, documentation, condition or freedom from liens or encumbrances, of any (i) Asset, or (ii) asset of the Failed Bank purchased by the Assuming Institution subsequent to the execution of this Agreement by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, or (b) create any warranty not expressly provided under this Agreement with respect thereto.

12.4.                     Indemnification of Receiver and Corporation. From and after the Bank Closing Date, the Assuming Institution agrees to indemnify and hold harmless the Corporation and the Receiver and their respective directors, officers, employees and agents from and against any and all costs, losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any of the following:

(a)                                 claims based on any and all liabilities or obligations of the Failed Bank assumed by the Assuming Institution pursuant to this Agreement or subsequent to the execution hereof by the Assuming Institution or any Subsidiary or Affiliate of the Assuming Institution, whether or not any such liabilities subsequently are sold and/or transferred, other than any claim based upon any action or inaction of any Indemnitee as provided in Section 12.1(a)(vii) or (viii);

(b)                                 claims based on any act or omission of any Indemnitee (including but not limited to claims of any Person claiming any right or title by or through the Assuming Institution with respect to Assets transferred to the Receiver pursuant to Section 3.4 or Section 3.6), other than any action or inaction of any Indemnitee as provided in (vii) or (viii) of Section 12.1(a); and

(c)                                  claims based on any failure to preserve, maintain or provide reasonable access to Records transferred to the Assuming Institution pursuant to Article VI.

12.5.                     Obligations Supplemental. The obligations of the Receiver, and the Corporation as guarantor in accordance with Section 12.7, to provide indemnification under this Article XII are to supplement any amount payable by any Primary Indemnitor to the Person indemnified under this Article XII. Consistent with that intent, the Receiver agrees only to make payments pursuant to such indemnification to the extent not payable by a Primary Indemnitor. If the aggregate amount of payments by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, and all Primary Indemnitors with respect to any item of indemnification under this Article XII exceeds the amount payable with respect to such item, such Person being indemnified shall notify the Receiver thereof and, upon the request of the Receiver, shall promptly pay to the Receiver, or the Corporation as appropriate, the amount of the Receiver’s (or Corporation’s) payments to the extent of such excess.

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12.6.                     Criminal Claims. Notwithstanding any provision of this Article XII to the contrary, in the event that any Person being indemnified under this Article XII shall become involved in any criminal action, suit or proceeding, whether judicial, administrative or investigative, the Receiver shall have no obligation hereunder to indemnify such Person for liability with respect to any criminal act or to the extent any costs or expenses are attributable to the defense against the allegation of any criminal act, unless (a) the Person is successful on the merits or otherwise in the defense against any such action, suit or proceeding, or (b) such action, suit or proceeding is terminated without the imposition of liability on such Person.

12.7.                     Limited Guaranty of the Corporation. The Corporation hereby guarantees performance of the Receiver’s obligation to indemnify the Assuming Institution as set forth in this Article XII. It is a condition to the Corporation’s obligation hereunder that the Assuming Institution shall comply in all respects with the applicable provisions of this Article XII. The Corporation shall be liable hereunder only for such amounts, if any, as the Receiver is obligated to pay under the terms of this Article XII but shall fail to pay. Except as otherwise provided above in this Section 12.7, nothing in this Article XII is intended or shall be construed to create any liability or obligation on the part of the Corporation, the United States of America or any department or agency thereof under or with respect to this Article XII, or any provision hereof, it being the intention of the parties hereto that the obligations undertaken by the Receiver under this Article XII are the sole and exclusive responsibility of the Receiver and no other Person or entity.

12.8.                     Subrogation. Upon payment by the Receiver, or the Corporation as guarantor in accordance with Section 12.7, to any Indemnitee for any claims indemnified by the Receiver under this Article XII, the Receiver, or the Corporation as appropriate, shall become subrogated to all rights of the Indemnitee against any other Person to the extent of such payment.

ARTICLE XIII. MISCELLANEOUS.

13.1.                     Costs, Fees, and Expenses. All fees, costs and expenses incurred by a party in connection with this Agreement (including the performance of any obligations or the exercise of any rights hereunder) shall be borne by such party unless expressly otherwise provided; provided that the Assuming Institution shall pay all fees, costs and expenses (other than attorneys’ fees incurred by the Receiver) incurred in connection with the transfer to it of any Assets or Liabilities Assumed hereunder or in accordance herewith.

13.2.                     WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

13.3.                     Consent; Determination or Discretion. When the consent or approval of a party is required under this Agreement, such consent or approval shall be obtained in writing and unless expressly otherwise provided, shall not be unreasonably withheld or delayed. When a determination or decision is to be made by a party under this Agreement, that party shall make such determination or decision in its reasonable discretion unless expressly otherwise provided.

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13.4.                     Rights Cumulative. Except as expressly otherwise provided herein, the rights of each of the parties under this Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under this Agreement, any of the agreements related thereto or under applicable law. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right, unless expressly otherwise provided.

13.5.                     References. References in this Agreement to Recitals, Articles, Sections, Schedules and Exhibits are to Recitals, Articles, Sections, Schedules and Exhibits of this Agreement, respectively, unless the context indicates that a Shared-Loss Agreement is intended. References to parties are to the parties to this Agreement. Unless expressly otherwise provided, references to days and months are to calendar days and months respectively. Article and Section headings are for convenient reference and shall not affect the meaning of this Agreement. References to the singular shall include the plural, as the context may require, and vice versa.

13.6.                     Notice.

(a)                                 Form of Notices. All notices shall be given in writing and provided in accordance with the provisions of this Section 13.6, unless expressly otherwise provided.

(b)                                 Notice to the Receiver or the Corporation. With respect to a notice under this Agreement:

Federal Deposit Insurance Corporation

200 North Martingale Road

Schaumburg, Illinois 60173

Attention: Settlement Agent

In addition, with respect to notices under Section 4.6, with a copy to:

Resolutions and Closings Manager, ORE Department

200 North Martingale Road

Schaumburg, Illinois 60173

BankPremiseNotice@fdic.gov

In addition, with respect to notice under Article XII:

Regional Counsel (Litigation Branch)

1601 Bryan Street

Dallas, Texas 75201

In addition, with respect to communications under Exhibit 4.13, a copy to:

Attention: Interim Servicing Manager

200 North Martingale Road

Schaumburg, Illinois 60173

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(c)                                  Notice to Assuming Institution. With respect to a notice under this Agreement:

Talmer Bank & Trust

Attn: Mr. David T. Provost, Chairman and CEO

23 W. Big Beaver, Suite 325

Troy, Michigan 48084

cc: Mr. Tom Brown

13.7.                     Entire Agreement. This Agreement and the Shared-Loss Agreements, if any, including the Schedules and Exhibits hereto and thereto, embody the entire agreement of the parties hereto in relation to the subject matter herein and supersede all prior understandings or agreements, oral or written, between the parties.

13.8.                     Counterparts. This Agreement may be executed in any number of counterparts and by the duly authorized representative of a different party hereto on separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

13.9.                     GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE FEDERAL LAW OF THE UNITED STATES OF AMERICA, AND IN THE ABSENCE OF CONTROLLING FEDERAL LAW, IN ACCORDANCE WITH THE LAWS OF THE STATE IN WHICH THE MAIN OFFICE OF THE FAILED BANK IS LOCATED.

13.10.              Successors. All terms and conditions of this Agreement shall be binding on the successors and assigns of the Receiver, the Corporation and the Assuming Institution. Except as otherwise specifically provided in this Agreement, nothing expressed or referred to in this Agreement is intended or shall be construed to give any Person other than the Receiver, the Corporation and the Assuming Institution any legal or equitable right, remedy or claim under or with respect to this Agreement or any provisions contained herein, it being the intention of the parties hereto that this Agreement, the obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole and exclusive benefit of the Receiver, the Corporation and the Assuming Institution and for the benefit of no other Person.

13.11.              Modification. No amendment or other modification, rescission or release of any part of this Agreement or a Shared-Loss Agreement, if any, shall be effective except pursuant to a written agreement subscribed by the duly authorized representatives of the parties.

13.12.              Manner of Payment. All payments due under this Agreement shall be in lawful money of the United States of America in immediately available funds as each party hereto may specify to the other parties; provided that in the event the Receiver or the Corporation is obligated to make any payment hereunder in the amount of $25,000.00 or less, such payment may be made by check.

13.13.              Waiver. Each of the Receiver, the Corporation and the Assuming Institution may waive its respective rights, powers or privileges under this Agreement; provided that such waiver shall be in writing; and further provided that no failure or delay on the part of the Receiver, the

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Corporation or the Assuming Institution to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege by the Receiver, the Corporation or the Assuming Institution under this Agreement, nor will any such waiver operate or be construed as a future waiver of such right, power or privilege under this Agreement.

13.14.              Severability. If any provision of this Agreement is declared invalid or unenforceable, then, to the extent possible, all of the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

13.15.              Term of Agreement. This Agreement shall continue in full force and effect until the tenth (10th) anniversary of the Bank Closing Date; provided that the provisions of Sections 6.3 and 6.4 shall survive the expiration of the term of this Agreement; and provided further that the receivership of the Failed Bank may be terminated prior to the expiration of the term of this Agreement, and in such event, the guaranty of the Corporation, as provided in and in accordance with the provisions of Section 12.7, shall be in effect for the remainder of the term of this Agreement. Expiration of the term of this Agreement shall not affect any claim or liability of any party with respect to any (a) amount which is owing at the time of such expiration, regardless of when such amount becomes payable, and (b) breach of this Agreement occurring prior to such expiration, regardless of when such breach is discovered.

13.16.              Survival of Covenants, Etc. The covenants, representations, and warranties in this Agreement shall survive the execution of this Agreement and the consummation of the transactions contemplated hereunder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

FEDERAL DEPOSIT INSURANCE CORPORATION, RECEIVER OF COMMUNITY CENTRAL BANK, MOUNT CLEMENS, MICHIGAN

	BY:	/s/ Michael W. Lamb
Michael W. Lamb
Receiver-in-Charge

Attest:

/s/ Witness

FEDERAL DEPOSIT INSURANCE CORPORATION

	BY:	/s/ Michael W. Lamb
Michael W. Lamb
Attorney-in-Fact

Attest:

/s/ Witness

TALMER BANK & TRUST

	BY:	/s/ David T. Provost
David T. Provost
Chairman and Chief Executive Officer

Attest:

/s/ Witness

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SCHEDULE 3.2

PURCHASE PRICE OF ASSETS OR ANY OTHER ASSETS

(a)	cash and receivables from depository institutions, including cash items in the process of collection, plus interest thereon:	Book Value

(b)	securities (exclusive of the capital stock of Acquired Subsidiaries and FHLB stock), plus interest thereon:	As provided in Section 3.2(b)

(c)	federal funds sold and repurchase agreements, if any, including interest thereon:	Book Value

(d)	Loans:	Book Value

(e)	credit card business:	Book Value

(f)	Safe Deposit Boxes and related business, safekeeping business and trust business, if any:	Book Value

(g)	Records and other documents:	Book Value

(h)	Other Real Estate:	Book Value

(i)	boats, motor vehicles, aircraft, trailers, fire arms, and repossessed collateral	Book Value

(j)	capital stock of any Acquired Subsidiaries (subject to Section 3.2(b), and FHLB stock:	Book Value

(k)	amounts owed to the Failed Bank by any Acquired Subsidiaries:	Book Value

(l)	assets securing Deposits of public money, to the extent not otherwise purchased hereunder:	Book Value

(m)	overdrafts of customers:	Book Value

(n)	rights, if any, with respect to Qualified Financial Contracts:	As provided in Section 3.2(c)

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(o)	rights of the Failed Bank to have mortgage servicing provided to the Failed Bank by others and related contracts:	Book Value

(q)	Personal Computers and Owned Data Management Equipment:	Fair Market Value

Assets subject to an option to purchase:

(a)	Bank Premises:	Fair Market Value

(b)	Furniture and Equipment:	Fair Market Value

(c)	Fixtures:	Fair Market Value

(d)	Other Equipment:	Fair Market Value

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SCHEDULE 7

Accounts Excluded from Calculation of Deposit Franchise Bid Premium

Community Central Bank

Mount Clemens, MI

The accounts identified below will pass to the Assuming Bank (unless otherwise noted). When calculating the premium to be paid on Assumed Deposits in a P&A transaction, the FDIC will exclude the following categories of deposit accounts:

Category	Description	Amount
I	Non- DO Brokered Deposits	$1,017,661
II	CDARS	$0
III	Market Place Deposits	$100,690,124
	Total deposits excluded from Calculation of premium	$101,707,785

Category Description

I Brokered Deposits

Brokered deposit accounts are accounts for which the “depositor of record” is an agent, nominee, or custodian who deposits funds for a principal or principals to whom “pass-through” deposit insurance coverage may be extended. The FDIC separates brokered deposit accounts into 2 categories: 1) Depository Organization (DO) Brokered Deposits and 2) Non-Depository Organization (Non-DO) Brokered Deposits. This distinction is made by the FDIC to facilitate our role as Receiver and Insurer. These terms will not appear on other “brokered deposit” reports generated by the institution.

Non-DO Brokered Deposits pass to the Assuming Bank, but are excluded from Assumed Deposits when the deposit premium is calculated. Please see the attached “Schedule 7 Non-DO Broker Deposit Detail Report” for a listing of these accounts. This list will be updated post closing with balances as of Bank Closing date.

DO Brokered Deposits (Cede & Co as Nominee for DTC), are typically excluded from Assumed Deposits in the P&A transaction. A list of these accounts is provided on “Schedule 2.1 DO Brokered Deposit Detail Report”. If, however, the terms of a particular transaction are altered and the DO Brokered Deposits pass to the Assuming Bank, they will not be included in Assumed Deposits for purposes of calculating the deposit premium.

II CDARS

CDARS deposits pass to the Assuming Bank, but are excluded from Assumed Deposits when the deposit premium is calculated.

The Bank did not participate in the CDARS program as of the date of the deposit download. If CDARS deposits are taken between the date of the deposit download and the Bank Closing Date, they will be identified post closing and made part of Schedule 7 to the P&A Agreement.

III Market Place Deposits

“Market Place Deposits” is a description given to deposits that may have been solicited via a money desk, internet subscription service (for example, Qwickrate), or similar programs.

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This schedule provides a snapshot of account categories and balances as of the date of the deposit download. The deposit franchise bid premium will be calculated using account categories and balances as of Bank Closing Date that are reflected in the general ledger or subsystem as described above. The final numbers for Schedule 7 will be provided post closing.

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EXHIBIT 2.3A

FINAL LEGAL NOTICE

Claiming Requirements for Deposits

Under 12 U.S.C. 1822(e)

[Date]

[Name of Unclaimed Depositor]

[Address of Unclaimed Depositor]

[Anytown, USA]

Subject: [XXXXX — Name of Bank

City, State] — In Receivership

Dear [Sir/Madam]:

As you may know, on [Date: Closing Date], the [Name of Bank (“The Bank”)] was closed and the Federal Deposit Insurance Corporation (“FDIC”) transferred [The Bank’s] accounts to [Name of Acquiring Institution].

According to federal law under 12 U.S.C., 1822(e), on [Date: eighteen months from the Closing Date], [Name of Acquiring Institution] must transfer the funds in your account(s) back to the FDIC if you have not claimed your account(s) with [Name of Acquiring Institution]. Based on the records recently supplied to us by [Name of Acquiring Institution], your account(s) currently fall into this category.

This letter is your formal Legal Notice that you have until [Date: eighteen months from the Closing Date], to claim or arrange to continue your account(s) with [Name of Acquiring Institution]. There are several ways that you can claim your account(s) at [Name of Acquiring Institution]. It is only necessary for you to take any one of the following actions in order for your account(s) at [Name of Acquiring Institution] to be deemed claimed. In addition, if you have more than one account, your claim to one account will automatically claim all accounts:

1.              Write to [Name of Acquiring Institution] and notify them that you wish to keep your account(s) active with them. Please be sure to include the name of the account(s), the account number(s), the signature of an authorized signer on the account(s), name, and address. [Name of Acquiring Institution] address is:

[123 Main Street

Anytown, USA]

2.              Execute a new signature card on your account(s), enter into a new deposit agreement with [Name of Acquiring Institution], change the ownership on your account(s), or renegotiate the terms of your certificate of deposit account(s) (if any).

3.              Provide [Name of Acquiring Institution] with a change of address form.

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4.              Make a deposit to or withdrawal from your account(s). This includes writing a check on any account or having an automatic direct deposit credited to or an automatic withdrawal debited from an account.

If you do not want to continue your account(s) with [Name of Acquiring Institution] for any reason, you can withdraw your funds and close your account(s). Withdrawing funds from one or more of your account(s) satisfies the federal law claiming requirement. If you have time deposits, such as certificates of deposit, [Name of Acquiring Institution] can advise you how to withdraw them without being charged an interest penalty for early withdrawal.

If you do not claim ownership of your account(s) at [Name of Acquiring Institution by Date: eighteen months from the Closing Date] federal law requires [Name of Acquiring Institution] to return your deposits to the FDIC, which will deliver them as unclaimed property to the State indicated in your address in the Failed Institution’s records. If your address is outside of the United States, the FDIC will deliver the deposits to the State in which the Failed Institution had its main office. 12 U.S.C. § 1822(e). If the State accepts custody of your deposits, you will have 10 years from the date of delivery to claim your deposits from the State. After 10 years you will be permanently barred from claiming your deposits. However, if the State refuses to take custody of your deposits, you will be able to claim them from the FDIC until the receivership is terminated. If you have not claimed your insured deposits before the receivership is terminated, and a receivership may be terminated at any time, all of your rights in those deposits will be barred.

If you have any questions or concerns about these items, please contact [Bank Employee] at [Name of Acquiring Institution] by phone at [(XXX) XXX-XXXX].

Sincerely,

[Name of Claims Specialist]

[Title]

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EXHIBIT 2.3B

AFFIDAVIT OF MAILING

AFFIDAVIT OF MAILING

State of

COUNTY OF

I am employed as a [Title of Office] by the [Name of Acquiring Institution].

This will attest that on [Date of mailing], I caused a true and correct copy of the Final Legal Notice, attached hereto, to owners of unclaimed deposits of [Name of Failed Bank], City, State, to be prepared for deposit in the mail of the United States of America on behalf of the Federal Deposit Insurance Corporation. A list of depositors to whom the notice was mailed is attached. This notice was mailed to the depositor’s last address as reflected on the books and records of the [Name of Failed Bank] as of the date of failure.

[Name]
[Title of Office]
[Name of Acquiring Institution]

Subscribed and sworn to before me this                day of [Month, Year].

My commission expires:

[Name], Notary Public

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EXHIBIT 3.2(c)

VALUATION OF CERTAIN

QUALIFIED FINANCIAL CONTRACTS

A.                                    Scope

Interest Rate Contracts - All interest rate swaps, forward rate agreements, interest rate futures, caps, collars and floors, whether purchased or written.

Option Contracts - All put and call option contracts, whether purchased or written, on marketable securities, financial futures, foreign currencies, foreign exchange or foreign exchange futures contracts.

Foreign Exchange Contracts - All contracts for future purchase or sale of foreign currencies, foreign currency or cross currency swap contracts, or foreign exchange futures contracts.

B.                                    Exclusions

All financial contracts used to hedge assets and liabilities that are acquired by the Assuming Institution but are not subject to adjustment from Book Value.

C.                                    Adjustment

The difference between the Book Value and market value as of the Bank Closing Date.

D.                                    Methodology

1.                                      The price at which the Assuming Institution sells or disposes of Qualified Financial Contracts will be deemed to be the fair market value of such contracts, if such sale or disposition occurs at prevailing market rates within a predefined timetable as agreed upon by the Assuming Institution and the Receiver.

2.                                      In valuing all other Qualified Financial Contracts, the following principles will apply:

(i)                                     All known cash flows under swaps or forward exchange contracts shall be present valued to the swap zero coupon interest rate curve.

(ii)                                  All valuations shall employ prices and interest rates based on the actual frequency of rate reset or payment.

(iii)                               Each tranche of amortizing contracts shall be separately valued. The total value of such amortizing contract shall be the sum of the values of its component tranches.

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(iv)                              For regularly traded contracts, valuations shall be at the midpoint of the bid and ask prices quoted by customary sources (e.g., The Wall Street Journal, Telerate, Reuters or other similar source) or regularly traded exchanges.

(v)                                 For all other Qualified Financial Contracts where published market quotes are unavailable, the adjusted price shall be the average of the bid and ask price quotes from three (3) securities dealers acceptable to the Receiver and Assuming Institution as of the Bank Closing Date. If quotes from securities dealers cannot be obtained, an appraiser acceptable to the Receiver and the Assuming Institution will perform a valuation based on modeling, correlation analysis, interpolation or other techniques, as appropriate.

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EXHIBIT 4.13

INTERIM ASSET SERVICING ARRANGEMENT

This Interim Asset Servicing Arrangement is made pursuant to and as of the date of that certain Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”) among the Receiver, the Assuming Institution and the Corporation, to which this Arrangement is attached. Capitalized terms used and not otherwise defined in this Exhibit 4.13 shall have the meanings assigned to such terms in the Agreement.

(a)                                 With respect to each asset or liability designated from time to time by the Receiver to be serviced by the Assuming Institution pursuant to this Interim Asset Servicing Arrangement (the “Arrangement”), including any assets or liabilities sold or conveyed by the Receiver to any party other than the Assuming Institution (any such party, a “Successor Owner”) but with respect to which the Receiver has an obligation to service or provide servicing support (such assets and liabilities, the “Pool Assets”), during the term of this Arrangement the Assuming Institution shall, with respect to the Pool Assets:

(i)                                     promptly post and apply payments received to the applicable system of record;

(ii)                                  reverse and return insufficient funds checks;

(iii)                               pay (A) participation payments to participants in Loans, as and when received; (B) tax and insurance bills, as they come due, out of any escrow funds maintained for such purposes; and (C) unfunded commitments and protective advances out of any escrow funds created for such purposes;

(iv)                              process funding draws under Loans and protective advances in connection with collateral and acquired property, in each case, as and to the extent authorized and funded by the Receiver;

(v)                                 maintain in use all data processing equipment and systems and other systems of record on which any activity with respect to any Pool Assets are, or prior to the Bank Closing Date, were, recorded, and maintain all historical data on any such systems as of the Bank Closing Date and not, without the express consent of the Receiver (which consent must be sought at least sixty (60) days prior to taking any action), deconvert, remove, transfer or otherwise discontinue use of any of the Failed Bank’s systems of record with respect to any Pool Asset;

(vi)                              maintain accurate records reflecting (A) payments received by the Assuming Institution, (B) information received by the Assuming Institution concerning changes in the address or identity of any Obligor and (C) other servicing actions taken by the Assuming Institution, including checks returned for insufficient funds;

(vii)                           send (A) billing statements to Obligors on Pool Assets (to the extent that such statements were sent by the Failed Bank or as are requested by the Receiver) and (B)

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notices to Obligors who are in default on Loans (in the same manner as the Failed Bank or as are requested by the Receiver);

(viii)                        employ a sufficient number of qualified employees to provide the services required to be provided by the Assuming Institution pursuant to this Arrangement (with the number and qualifications of such employees to be not less than the number and qualifications of employees employed by the Failed Bank to perform such functions as of the Bank Closing Date);

(ix)                              hold in trust any Credit Files and any servicing files in the possession or on the premises of the Assuming Institution for the Receiver or the Successor Owner (as applicable) and segregate from the other books and records of the Assuming Institution and appropriately mark such Credit Files and servicing files to clearly reflect the ownership interest of the Receiver or the successor owner (as applicable);

(x)                                 send to the Receiver (indicating closed bank name and number), Attn: Interim Servicing Manager, at the email address provided in Section 13.6 of the Purchase and Assumption Agreement, or to such other person at such address as the Receiver may designate, via overnight delivery: (A) on a weekly basis, weekly reports, including, without limitation, reports reflecting collections and trial balances, and (B) any other reports, copies or information as may be requested from time to time by the Receiver, including, if requested, copies of (1) checks or other remittances received, (2) insufficient funds checks returned, (3) checks or other remittances for payment to participants or for taxes, insurance, funding advances and protective advances, (4) pay-off requests, and (5) notices to defaulted Obligors;

(xi)                              remit on a weekly basis to the Receiver (indicating closed bank name and number), Attn: DRR Cashier Unit, Business Operations Support Branch, in the same manner as provided in paragraph (a)(x), via wire transfer to the account designated by the Receiver, or to such other person at such other address and/or account as the Receiver may designate, all payments received;

(xii)                           prepare and timely file all information reports with appropriate tax authorities, and, if requested by the Receiver, prepare and file tax returns and remit taxes due on or before the due date;

(xiii)                        provide and furnish such other services, operations or functions, including, without limitation, with regard to any business, enterprise or agreement which is a Pool Asset, as may be requested by the Receiver;

(xiv)                          establish a custodial account for the Receiver and for each successor owner at the Assuming Institution, each of which shall be interest bearing, titled in the name of Assuming Institution, in trust for the Receiver or the successor owner (as applicable), in each case as the owner, and segregate and hold all funds collected and received with respect to the Pool Assets separate and apart from any of the Assuming Institution’s own funds and general assets; and

(xv)                          no later than the end of the second Business Day following receipt thereof, deposit into the applicable custodial account and retain therein all funds collected and received with respect to the Pool Assets.

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Notwithstanding anything to the contrary in this Exhibit, the Assuming Institution shall not be required to initiate litigation or other collection proceedings against any Obligor or any collateral with respect to any defaulted Loan. The Assuming Institution shall promptly notify the Receiver, at the address referred to above in paragraph (a)(x), of any claims or legal actions regarding any Pool Asset.

(b)                                 In consideration for the provision of the services provided pursuant to this Arrangement, the Receiver agrees to reimburse the Assuming Institution for actual, reasonable and necessary expenses incurred in connection with the performance of its duties pursuant to this Arrangement, including expenses of photocopying, postage and express mail, data processing and amounts paid for employee services (based upon the number of hours spent performing servicing duties).

(c)                                  The Assuming Institution shall provide the services described herein for a term of up to three hundred sixty-five (365) days after the Bank Closing Date. The Receiver may terminate the Arrangement at any time upon not less than sixty (60) days notice to the Assuming Institution without any liability or cost to the Receiver other than the fees and expenses due to the Assuming Institution as of the termination date pursuant to paragraph (b) above.

(d)                                 At any time during the term of this Arrangement, the Receiver may, upon not less than thirty (30) days prior written notice to the Assuming Institution, remove one or more Pool Assets, and at the time of such removal the Assuming Institution’s responsibility with respect thereto shall terminate.

(e)                                  At the expiration of this Arrangement or upon the termination of the Assuming Institution’s responsibility with respect to any Pool Asset pursuant to paragraph (d) hereof, the Assuming Institution shall:

(i)                                     deliver to the Receiver (or its designee) all of the Credit Documents and records relating to the Pool Assets; and

(ii)                                  cooperate with the Receiver to facilitate the orderly transition of managing the Pool Assets to the Receiver or its designees (including, without limitation, its contractors and persons to which any Pool Assets are conveyed).

(f)                                   At the request of the Receiver, the Assuming Institution shall perform such transitional services with regard to the Pool Assets as the Receiver may request. Transitional services may include, without limitation, assisting in any due diligence process deemed necessary by the Receiver and providing to the Receiver and its designees (including, without limitation, its contractors and any actual or potential successor owners) (i) information and data regarding the Pool Assets, including, without limitation, system reports and data downloads sufficient to transfer the Pool Assets to another system or systems and to facilitate due diligence by actual and potential successor owners, and (ii) access to employees of the Assuming Institution involved in the management of, or otherwise familiar with, the Pool Assets.

(g)                                  Until such time as the Arrangement expires or is terminated, without limitation of its obligations set forth above or in the Purchase and Assumption Agreement and without any

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additional consideration (other than that set forth in paragraph (b) above), the Assuming Institution shall provide the Receiver and its designees (including, without limitation, its contractors and actual and potential successor owners) with the following, as the same may be requested:

(i)                                     access to and the ability to obtain assistance and information from personnel of the Assuming Institution, including former personnel of the Failed Bank and personnel of third party consultants;

(ii)                                  access to and the ability to use and download information from data processing systems and other systems of record on which information regarding Pool Assets or any assets transferred to or liabilities assumed by the Assuming Institution is stored or maintained (regardless of whether information with respect to other assets or liabilities is also stored or maintained thereon); and

(iii)                               access to and the ability to use and occupy office space (including parking facilities and vault space), facilities, utilities (including local telephone service and facsimile machines), furniture, equipment (including photocopying and facsimile machines), and technology and connectivity (including email accounts, network access and technology resources such as shared drives) in the Bank Premises occupied by the Assuming Institution.

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

ARTICLE 1.	GENERAL	1

1.1	Purpose	1
1.2	Relationship with Purchase and Assumption Agreement	1
1.3	Defined Terms	1

ARTICLE 2.	SHARED-LOSS ARRANGEMENT	1

2.1	Accounting for and Management of Shared-Loss Loans	1
2.2	Payments with Respect to Shared-Loss Loans	2
2.3	Payments Applicable to Shared-Loss Months	2
2.4	Loss Mitigation and Loan Modification	2
2.6	Limitation on Payments	4
2.7	Treatment as a Shared-Loss Loan	6

ARTICLE 3.	ADMINISTRATION OF SHARED-LOSS LOANS	7

3.1	Management Standards Regarding Administration	7
3.2	Assuming Institution’s Responsibilities and Duties	7
3.3	Third Party Servicers and Affiliates	8
3.4	Utilization by Assuming Institution of Special Receivership Powers	9
3.5	Tax Ruling	10

ARTICLE 4.	SALE OF CERTAIN SHARED-LOSS LOANS AND ORE	10

4.1	Sales of Shared-Loss Loans	10
4.2	Calculation of Gain or Loss on Sale	11
4.3	Sale of ORE	11

ARTICLE 5.	CERTIFICATES, REPORTS AND RECORDS	11

5.1	Reporting Obligations of the Assuming Institution	11
5.2	Monthly Certificates	11
5.3	Monthly Data	12
5.4	Notification of Related Loans	13
5.5	Auditor’s Report; Right to Audit	13
5.6	Accounting Principles	14
5.7	Records and Reports	15

ARTICLE 6.	MISCELLANEOUS	15

6.1	Expenses	15
6.2	Successors and Assigns	16
6.3	Waiver of Jury Trial	16
6.4	No Third Party Beneficiary	17
6.5	Consent, Determination or Discretion	17
6.6	Rights Cumulative	17
6.7	References	17
6.8	Notice	17

ARTICLE 7.	DISPUTE RESOLUTION	18

7.1	Methods of Resolution	18
7.2	Informal Resolution	18
7.3	Resolution by Non-Binding Dispute Resolution Proceeding	18
7.4	Confidentiality of Compromise Negotiations	18
7.5	Payment Resulting from Compromise Negotiations	19
7.6	Formal Resolution	19
7.7	Limitation on FDIC Party	20
7.8	Effectiveness of Agreement Pending Dispute	20
7.9	Governing Rules and Law	20
7.10	Review Board Proceedings	20
7.11	Impartiality	22
7.12	Schedule	22
7.13	Written Award	22
7.14	Interest Rate on Award	22
7.15	Payments	22
7.16	Fees, Costs and Expenses	22
7.17	Binding and Conclusive Nature	23
7.18	No Precedent	23
7.19	Confidentiality; Proceedings, Information and Documents	23
7.20	Confidentiality of Arbitration Award	23
7.21	Extension of Time Periods	23
7.22	Venue	24

ARTICLE 8.	DEFINITIONS	24

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EXHIBITS

SCHEDULE

Page
*Loans Subject to Loss Sharing under the Single Family Shared-Loss Agreement	Schedule 4.15A	79

* This Schedule has been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedule to the Securities and Exchange Commission upon request.

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EXHIBIT 4.15A

SINGLE FAMILY SHARED-LOSS AGREEMENT

A.                                    This Single Family Shared-Loss Agreement and the Exhibits attached hereto and incorporated herein by this reference (collectively, the “Agreement”) is made pursuant to and as of the date of that certain Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”) among the Receiver, the Assuming Institution and the Corporation, to which this Agreement is attached.

B.                                    This Agreement shall apply only if the Assuming Institution has purchased Shared-Loss Loans (as defined herein) pursuant to the Purchase and Assumption Agreement. Subject to the provisions of this Agreement, it is the intention of the parties that the Receiver and the Assuming Institution shall share certain losses and gains in respect of such Shared-Loss Loans.

A G R E E M E N T

ARTICLE 1.                                      GENERAL.

1.1.                            Purpose. The purpose of this Agreement is to set forth requirements regarding, among other things, management of Shared-Loss Loans by the Assuming Institution and procedures for notices, consents, reporting and payments. In administering the Shared-Loss Loans, the Assuming Institution shall at all times comply with the Management Standards set forth in Article 3.

1.2.                            Relationship with Purchase and Assumption Agreement. To the extent that any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Agreement with respect to the subject matter of this Agreement, the terms of this Agreement shall control.

1.3.                            Defined Terms. The capitalized terms used in this Agreement have the meanings defined or referenced in Article 8.

ARTICLE 2.                                      SHARED-LOSS ARRANGEMENT.

2.1.                            Accounting for and Management of Shared-Loss Loans.

(a)                                 Initial Values. The Assuming Institution shall record the Shared-Loss Loans on its Accounting Records at their respective Book Values as of the Commencement Date.

(b)                                 Adjustments. After the Commencement Date, the Assuming Institution shall adjust the Book Values of the Shared-Loss Loans in accordance with this Agreement, the Examination Criteria and Article VIII of the Purchase and Assumption Agreement.

(c)                                  Management. Thereafter, the Assuming Institution shall manage and account for the Shared-Loss Loans in accordance with this Agreement.

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2.2.                            Payments with Respect to Shared-Loss Loans.

(a)                                 Calculation and Method of Payments. Subject to the conditions of this Agreement, the parties shall make the payments set forth in this Article 2. All payments made by a party under this Agreement shall be made by wire transfer.

(b)                                 Timing of Payments.

(i)                                     Payments by the Receiver under this Article 2 shall be made within thirty (30) days following the date on which the Receiver receives each Monthly Certificate, provided that the Monthly Certificate is complete, accurate, timely and in compliance with the requirements of this Agreement.

(ii)                                  Payments by the Assuming Institution under this Article 2 shall be made on or before the due date for each Monthly Certificate.

(c)                                  Source of Receiver’s Funds. Payment obligations of the Receiver with respect to this Agreement shall be treated as administrative expenses of the Receiver pursuant to 12 U.S.C §1821(d)(11). To the extent that the Receiver requires funds to make payments relating to Shared-Loss Loans pursuant to this Agreement, the Receiver shall request funds under the Master Loan and Security Agreement between the FDIC in its corporate capacity and the FDIC in its receivership capacity, with respect to any receivership, dated as of May 21, 2009, as amended.

2.3.                            Payments Applicable to Shared-Loss Months. For each Shared-Loss Month, pursuant to the applicable Monthly Certificate, one of the payments described at (a) or (b) below shall be made, as appropriate, with respect to Shared-Loss Loans.

(a)                                 Covered Loss Payments by the Receiver. The Receiver shall pay to the Assuming Institution the “Covered Loss” for the period, which is an amount equal to:

(i)                                     the Applicable Percentage of the sum of:

(A)                               the total Monthly Loss Amount for all Shared-Loss Loans; less

(B)                               the total monthly Recovery Amount for all Shared-Loss Loans; less

(C)                               the total monthly Collections on Fully Charged-Off Assets.

(b)                                 Covered Gain Payments by the Assuming Institution. If the result of the calculation in Section 2.3(a) is a negative amount (the “Covered Gain”), the Assuming Institution shall pay such amount to the Receiver.

2.4.                            Loss Mitigation, Loan Modification and Loss Calculations.

(a)                                 Loss Mitigation Programs. The Assuming Institution shall administer and undertake reasonable and customary loss mitigation efforts and act in accordance with usual and

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prudent banking practices and the provisions of this Agreement with respect to Shared-Loss Loans.

(b)                                 Single Family Shared-Loss Loans. For each Single Family Shared-Loss Loan in default or for which a default is reasonably foreseeable, the Assuming Institution shall undertake loss mitigation efforts in accordance with one of the following programs, as amended from time to time, selected by the Assuming Institution in its discretion:

(i)                                     FDIC Mortgage Loan Modification Program as set forth in Exhibit 5;

(ii)                                  the United States Treasury’s Home Affordable Modification Program Guidelines; or

(iii)                               any other modification program approved by the United States Treasury Department, the Corporation, the Board of Governors of the Federal Reserve System or any other Federal governmental agency.

(c)                                  Other Shared-Loss Loans. For each Shared-Loss Loan which is not a Single Family Shared-Loss Loan and which is in default, or for which a default is reasonably foreseeable, the Assuming Institution shall adopt loss mitigation procedures in accordance with its own Examination Criteria and all applicable laws and regulations and shall undertake loss mitigation efforts substantially similar to loss mitigation efforts with respect to, and without favoring, any assets held by the Assuming Institution or any of its Affiliates that are not Shared-Loss Loans.

(d)                                 Loan Modification Guidelines. In undertaking loss mitigation efforts for each Shared-Loss Loan (the method adopted for each Shared-Loss Loan as required by Sections 2.4(b) and 2.4(c) being referred to as the “Modification Guidelines”), the Assuming Institution:

(i)                                     shall implement the Modification Guidelines within ninety (90) days following Bank Closing;

(ii)                                  may submit claims during the period described in paragraph (i) for payments relating to Shared-Loss Loans under any guidelines which may have been in place at the Failed Bank. If no such guidelines were in place at the Failed Bank, the Assuming Institution may use its own guidelines for submission of such claims;

(iii)                               shall, in implementing the Modification Guidelines, (A) consider and document its consideration of foreclosure, loan restructuring, short-sale and any other appropriate methods of loss mitigation and (B) select the method that the Assuming Institution determines will result in the least Loss, based on its estimated calculations. If unemployment or underemployment of the Obligor with respect to a Shared-Loss Loan is the primary cause of default, or of a reasonably foreseeable default, the Assuming Institution may consider entering into a temporary forbearance plan with the Obligor to reduce loan payments to an affordable level for at least six (6) months; and

(iv)                              shall not be required to modify or restructure any Shared-Loss Loan on more than one occasion or to consider any alternatives with respect to any

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Shared-Loss Loan that was in the process of foreclosure as of the Bank Closing Date if the Assuming Institution considers, and so documents, that a loan modification is not cost-effective pursuant to the standards set forth in Exhibit 5. In such circumstances, the Assuming Institution may continue such foreclosure measures in compliance with all applicable laws and regulations, and recover any Foreclosure Loss as provided in this Agreement.

(e)                                  Loss Calculations. Losses on Shared-Loss Loans shall be calculated in the form, and determined in accordance with, the methodologies set forth in the respective Exhibits attached to this Agreement as follows:

(i)                                     Restructuring Losses shall be determined in accordance with Exhibits 2a(1)-(3);

(ii)                                  Deficiency Losses shall be reported as Restructuring Losses and, if applicable, the net present value of a modified Shared-Loss Loan shall be determined in accordance with Exhibits 2a(1)-(3), as applicable;

(iii)                               Modification Default Losses shall be determined in accordance with Exhibits 2a(1)-(3), as applicable;

(iv)                              Short-Sale Losses shall be determined in accordance with Exhibits 2b(1)-(3);

(v)                                 Foreclosure Losses shall be determined in accordance with Exhibits 2c(1)-(3);

(vi)                              Home Equity Loan Losses shall be determined in accordance with the charge-off policies of the loan classification criteria employed by the Assuming Institution’s Chartering Authority as set forth in Exhibit 2d(1);

(vii)                           Losses, if applicable, on Restructured Loans shall be determined in accordance with Exhibit 2d(2);

(viii)                        Loan Sale Losses shall be determined in accordance with Exhibits 2e(1)-(3);

(ix)                              Losses on Investor-Owned Residential Loans shall be determined in the same manner as Restructuring Losses. With the consent of the Receiver, Investor-Owned Residential Loans may be restructured under terms different from the standards set forth in Exhibit 5.

2.5.                            Reserved.

2.6.                            Limitation on Payments.

(a)                                 Failure to Administer. If the Assuming Institution fails to administer any Shared-Loss Loan in accordance with the provisions of Article 3, the Receiver may determine that such asset will not be treated as a Shared-Loss Loan pursuant to this Agreement.

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(b)                                 Receiver’s Right to Withhold Payment. Notwithstanding any other provision of this Article 2, the Receiver may withhold all or any portion of a payment to the Assuming Institution of the amount requested in a Monthly Certificate if the Receiver or the Corporation determines that:

(i)                                     a Monthly Certificate is incomplete, inaccurate or untimely;

(ii)                                  based upon the criteria set forth in this Agreement, including, without limitation, the requirements set forth in Section 2.4, or Customary Servicing Procedures, a Loss should not have been effected by the Assuming Institution;

(iii)                               based upon the Examination Criteria, a Charge-Off of a Shared-Loss Loan should not have been effected by the Assuming Institution;

(iv)                              there is a reasonable basis under the terms of this Agreement for denying the eligibility of amounts included in a Monthly Certificate for which reimbursement or payment is sought;

(v)                                 with respect to a particular Shared-Loss Loan, the Assuming Institution has not complied, or is not complying, with the Management Standards;

(vi)                              the Assuming Institution has failed to comply with the requirements set forth in Section 5.5 including, but not limited to, permitting the Receiver, its agents, contractors and/or employees to determine compliance with this Agreement pursuant to Section 5.5(c); or

(vii)                           a retroactive accounting adjustment is to be made by the Receiver pursuant to Section 5.5(c).

(c)                                  Opportunity to Cure; Payment.

(i)                                     In the event that a determination is made to withhold an amount pursuant to Section 2.6(b), the Receiver shall provide the Assuming Institution with notice detailing the grounds for withholding such amount and the Assuming Institution shall cure any deficiency within a reasonable period of time.

(ii)                                  If the Assuming Institution demonstrates to the satisfaction of the Receiver that the grounds for withholding a payment, or any part thereof, no longer exist or have been cured, the Receiver shall pay the Assuming Institution the amount which the Receiver determines is eligible for payment within thirty (30) days following the date of such determination.

(iii)                               If the Assuming Institution does not cure any such deficiency within a reasonable period of time, the Receiver may withhold payment as described in Section 2.6(b) with respect to the affected Shared-Loss Loan(s), but such withholding will not affect the Receiver’s obligation to make any other payment properly due pursuant to this Agreement.

(d)                                 Adjustments. In the event that the Receiver withholds payment with respect to Losses claimed or determines pursuant to Section 2.6(b) that a payment was

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improperly made, the Assuming Institution and the Receiver shall, upon final resolution of such issue, make such accounting adjustments and payments as may be necessary to give retroactive effect to such actions, including making the necessary adjustments to the Covered Loss or Covered Gain for the affected Monthly Certificate(s).

(e)                                  Interest on Payments. Any payment by the Receiver pursuant to Section 2.6(c)(ii) shall be made together with interest on the amount thereof that accrues with effect from five (5) Business Days after the date on which payment was agreed or determined to be due until such amount is paid. The annual interest rate shall be determined by the Receiver based on the coupon equivalent of the three (3)-month U.S. Treasury Bill Rate in effect as of the first Business Day of each three-month period during which such interest accrues as reported in the Federal Reserve Board Statistical Release for Selected Interest Rates H.15 opposite the caption “Treasury bills (secondary market), 3-month” or, if not so reported for such day, for the next preceding Business Day for which such rate was so reported.

(f)                                   Determination of Disputes. Any dispute arising under this Section 2.6 shall be resolved pursuant to the dispute resolution procedures of Article 7.

2.7.                            Treatment as a Shared-Loss Loan.

(a)                                 Payment of Foreclosure Loss or Short-Sale Loss. The Receiver shall be relieved of its obligations with respect to a Shared-Loss Loan upon payment to the Assuming Institution of amounts in respect of a Foreclosure Loss or a Short-Sale Loss on that Shared-Loss Loan.

(b)                                 Loss of Right to Receive Shared-Loss Loan Payments. The Assuming Institution shall not be entitled to payments relating to a Shared-Loss Loan pursuant to Section 2.3 if the Assuming Institution or any Affiliate of the Assuming Institution:

(i)                                     sells or otherwise transfers that Shared-Loss Loan or any interest therein (whether with or without recourse) to any Person, other than in compliance with this Agreement;

(ii)                                  makes any additional advance, commitment or increase in the amount of a Commitment with respect to that Shared-Loss Loan;

(iii)                               makes any amendment, modification, renewal or extension of a Shared-Loss Loan, other than in compliance with this Agreement;

(iv)                              manages, administers or collects any Related Loan in a manner which would increase the amount of any collections with respect to that Related Loan to the detriment of the Shared-Loss Loan to which such loan is related; or

(v)                                 fails to administer that Shared-Loss Loan pursuant to the Management Standards, including, without limitation, consistent failure to provide complete, accurate and timely certificates and reports pursuant to Article 5.

(c)                                  Effective Date of Loss of Shared-Loss Loan Treatment. If any of the actions described in Section 2.7(b) occur with respect to a Shared-Loss Loan, the Receiver shall

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not be obligated to make any payments to the Assuming Institution with respect to any affected Shared-Loss Loan after the date of occurrence of such action.

ARTICLE 3.                        ADMINISTRATION OF SHARED-LOSS LOANS.

3.1.                            Management Standards Regarding Administration. During the term of this Agreement the Assuming Institution shall manage, administer and collect all Shared-Loss Loans while owned by it or any of its Affiliates in accordance with the rules, requirements and standards regarding management, administration and collection of Shared-Loss Loans set forth in this Article 3 (the “Management Standards”). Failure to comply with the Management Standards shall constitute a material breach of this Agreement. If the Receiver determines, in its sole and absolute discretion, that the Assuming Institution is not in compliance with the Management Standards, it may notify the Assuming Institution of the breach and may take action pursuant to this Agreement including, without limitation, withholding all or any portion of a payment, as provided in Section 2.6(b).

3.2.                            Assuming Institution’s Responsibilities and Duties.

(a)                                 Covenants of the Assuming Institution. The Assuming Institution shall:

(i)                                     be responsible to the Receiver and the Corporation in the performance of this Agreement, whether performed by the Assuming Institution, an Affiliate or a Third Party Servicer;

(ii)                                  provide to the Receiver and the Corporation such certificates, notifications and reports as the Receiver or the Corporation reasonably deems advisable, including but not limited to the certificates, notifications and reports required by Article 5; and

(iii)                               permit the Receiver and the Corporation to monitor the Assuming Institution’s performance of its duties hereunder at all times.

(b)                                 Duties of the Assuming Institution with Respect to Shared-Loss Loans. In the performance of duties in accordance with the Management Standards, the Assuming Institution shall at all times exercise its best business judgment and shall:

(i)                                     manage, administer and collect amounts owed on each Shared-Loss Loan in a manner consistent with the following:

(A)                               usual and prudent business and banking practices and Customary Servicing Procedures; and

(B)                               the Assuming Institution’s (or, if applicable, a Third Party Servicer’s) practices and procedures including, without limitation, all applicable laws and regulations, the written internal credit policy guidelines of the Assuming Institution (or, if applicable, of a Third Party Servicer) in effect from time to time, with respect to the management, administration and collection of loans, ORE and repossessed collateral that do not constitute Shared-Loss Loans;

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(ii)                                  use its best efforts to maximize collections with respect to, and manage and administer, Shared-Loss Loans without favored treatment for any assets owned by the Assuming Institution or any of its Affiliates that are not Shared-Loss Loans;

(iii)                               adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Loans, as provided in Sections 5.6 and 5.7;

(iv)                              retain sufficient staff to perform its duties hereunder;

(v)                                 not manage, administer or collect a Related Loan in a manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Loan to which such loan is related;

(vi)                              cause any of its Affiliates to which it transfers any Shared-Loss Loans and any Third Party Servicer to act in accordance with the Management Standards; and

(vii)                           other than as provided in Section 2.4, comply with the Modification Guidelines for any Single Family Shared-Loss Loans meeting the requirements set forth in such guidelines and may propose exceptions to Exhibit 5 (FDIC Loan Modification Program) for a group of Shared-Loss Loans with similar characteristics, with the objectives of (A) minimizing the loss to the Assuming Institution and the Receiver and (B) maximizing the opportunity for qualified homeowners to remain in their homes with affordable mortgage payments.

(viii)                        in connection with the review of loss mitigation options such as loan modifications on shared-loss loans, have sufficient designated loss mitigation staff so that (A) borrowers are apprised of loss mitigation options, (B) each borrower who is being considered for a loan modification or other loss mitigation options will have a single point of contact with the AI to respond to borrower inquiries and questions regarding the process, and (C) foreclosure actions are not taken while a borrower’s request for a loan modification or other loss mitigation option is pending, or if the borrower is current on a trial or permanent modification.

3.3.                            Third Party Servicers and Affiliates.

(a)                                 Appointment of Third Party Servicers.

(i)                                     With the prior consent of the Receiver, the Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Agreement through one or more Third Party Servicers. The Assuming Institution shall notify the Receiver at least forty (40) days prior to the proposed appointment of a Third Party Servicer. Such notice will include information regarding the Third Party Servicer’s relevant experience, qualifications, financial strength and any pending litigation in relation to its servicing activities. In the case of a Third Party Servicer that is an Affiliate of the Assuming Institution, the notice shall include an express statement that the Third Party Servicer is an Affiliate. The Receiver may object to the proposed appointment of a

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Third Party Servicer by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment. The appointment of a Third Party Servicer by the Assuming Institution shall not release the Assuming Institution from any obligation or liability hereunder.

(ii)                                  The Assuming Institution shall provide to the Receiver written notification immediately following the execution of any contract pursuant to which a Third Party Servicer or any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Loans.

(b)                                 Actions of and Expenses Incurred by Third Party Servicers. The Assuming Institution shall ensure that the practices, procedures and guidelines of any Third Party Servicer comply with the obligations of the Assuming Institution under this Agreement. The Assuming Institution shall provide to the Receiver a copy of the Assuming Institution’s written agreement with each Third Party Servicer and shall ensure compliance by each Third Party Servicer with the Assuming Institution’s obligations under this Agreement, including, without limitation, amending such agreement with each Third Party Servicer to the extent necessary. Subject to the foregoing and to the other provisions of this Agreement, a Third Party Servicer may take actions and incur expenditures in the same manner as the Assuming Institution, and out-of-pocket expenses incurred by a Third Party Servicer on behalf of the Assuming Institution shall be treated as if incurred by the Assuming Institution.

(c)                                  Duties with Respect to Affiliates. The Assuming Institution may transfer any Shared-Loss Loan to an Affiliate of the Assuming Institution for administrative convenience, provided that such transfer is for no consideration. The Assuming Institution shall provide to the Receiver prior written notification of any transaction with or by any Affiliate of the Assuming Institution with respect to any Shared-Loss Loan including, without limitation, the execution of any contract pursuant to which an Affiliate of the Assuming Institution will own, manage, administer or collect amounts owing with respect to a Shared-Loss Loan. The Assuming Institution shall notify the Receiver at least forty (40) days prior to a proposed transaction with an Affiliate which is not on an arm’s length basis or commercially reasonable terms. Such notice will include information regarding the Affiliate’s relevant experience, qualifications and financial strength. The Receiver may object to the proposed transaction with an Affiliate in such circumstances by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed transaction.

3.4.                            Utilization by the Assuming Institution of Special Receivership Powers.

(a)                                 Notice and Request to Receiver. Upon timely notice to and with the prior consent of the Receiver, which may be granted or withheld in its sole discretion, to the extent permitted by applicable law, the Assuming Institution may utilize in a legal action any special legal power or right which the Assuming Institution derives as a result of having acquired a Shared-Loss Loan from the Receiver.

(b)                                 Use of Special Legal Powers. The Receiver may direct usage by the Assuming Institution of any special legal powers of the Receiver or the Corporation. The Assuming Institution shall:

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(i)                                     comply in all respects with any direction from the Receiver or the Corporation and with any protocols, directives or interpretive memoranda issued from time to time by the Receiver or the Corporation;

(ii)                                  upon request of the Receiver, notify the Receiver of the status of any legal action in which any special legal power or right is utilized; and

(iii)                               immediately notify the Receiver of any judgment or significant order in any legal action involving any of such special powers or rights.

3.5.                            Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver pursuant to this Agreement.

ARTICLE 4.                        SALE OF CERTAIN SHARED-LOSS LOANS AND ORE.

4.1.                            Sales of Shared-Loss Loans. All sales of Shared-Loss Loans are subject to the prior written approval of the Receiver, except as provided in Section 4.3:

(a)                                 Sales with the Receiver’s Consent. At any time following the Commencement Date and with the prior consent of the Receiver, the Assuming Institution may conduct sales to liquidate for cash consideration, in one or more transactions, all or a portion of the Shared-Loss Loans (individually or in portfolio transactions) then held by the Assuming Institution. The Assuming Institution shall provide the Receiver with at least sixty (60) days notice prior to any such proposed sale and the notice shall set forth the sale details and the proposed sale schedule. Restructured Loans shall be sold in a separate pool or transaction (as applicable) from Shared-Loss Loans that have not been restructured. Proposals by the Assuming Institution for the sale of any Shared-Loss Loans other than as provided in this Section 4.1(a) may be considered by the Receiver on a case-by-case basis.

(b)                                 Sales Required by the Receiver. During the twelve (12) month period immediately prior to the Termination Date the Receiver may, in its sole and absolute discretion, require the Assuming Institution to liquidate for cash consideration, in one or more transactions, all Shared-Loss Loans then held by the Assuming Institution. If the Receiver exercises such right, it shall give notice to the Assuming Institution setting forth the time period within which the Assuming Institution shall be required to offer to sell the Shared-Loss Loans and the Assuming Institution shall make a good faith effort to sell the Shared-Loss Loans and to otherwise comply with the provisions of the Receiver’s notice.

(c)                                  Conduct of Sales. Any sale pursuant to this Section 4.1 shall be conducted by means of sealed bid, to third parties, which may not include any Affiliates of the Assuming Institution, any contractors of the Assuming Institution or any Affiliates of contractors of the Assuming Institution. The Assuming Institution shall notify the Receiver prior to the proposed appointment of any financial advisor or other third party broker or sales agent for the liquidation of the remaining Shared-Loss Loans pursuant to Section 4.1(b). The Receiver may object to such proposed appointment by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment.

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4.2.                            Calculation of Gain or Loss on Sale.

(a)                                 Shared-Loss Loans. For Shared-Loss Loans that are not Restructured Loans, any gain or loss on sales conducted in accordance with the provisions of Section 4.1 will be calculated based on the gross sale price received by the Assuming Institution minus the aggregate unpaid principal balance of the Shared-Loss Loans which are sold, using the methodologies set forth in Exhibits 2e(1)-(3).

(b)                                 Restructured Loans. For any Restructured Loan included in a sale under Section 4.1, a gain or loss will be calculated as follows:

(i)                                     the sale price received by the Assuming Institution; minus

(ii)                                  the net present value of estimated cash flows on the Restructured Loan that was used in the calculation of the related Restructuring Loss; plus

(iii)                               loan principal payments collected by the Assuming Institution from the effective date on which the Loan was restructured to the date of sale, in accordance with the methodologies set forth in Exhibits 2e(1)-(3).

4.3.                            Sale of ORE. Notwithstanding the provisions of Section 4.1, the Assuming Institution may sell or otherwise dispose of ORE at any time to a person other than an Affiliate, a contractor of the Assuming Institution or any Affiliate of a contractor of the Assuming Institution, provided that such sale is conducted in an arm’s length, commercially reasonable and prudent manner.

ARTICLE 5.                                      CERTIFICATES, REPORTS AND RECORDS.

5.1.                            Reporting Obligations of the Assuming Institution.

(a)                                 Records, Notifications and Reports. The Assuming Institution shall maintain such records, provide such notifications and deliver such reports as are required pursuant to this Agreement, including, without limitation, the records, notifications and reports as provided in the following provisions of this Article 5. Nothing contained in this Agreement shall be deemed to modify any laws, regulations or orders that are otherwise applicable to the Assuming Institution.

(b)                                 Certification of Accuracy and Completeness. Every submission by the Assuming Institution to the Receiver of a Monthly Certificate and any other document or information shall constitute a certification from the Assuming Institution that the information provided in such submission is correct, complete and in compliance with this Agreement.

5.2.                            Monthly Certificates. Within fifteen (15) days following the end of each Shared-Loss Month, the Assuming Institution shall deliver to the Receiver a Monthly Certificate setting forth in such form and detail as the Receiver may reasonably specify from time to time:

(a)                                 Shared-Loss Loans. For each Shared-Loss Loan, a completed schedule, substantially in the form of Exhibit 1, which provides for the following items, among others:

(i)                                     the Applicable Percentage of the sum of:

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(A)                               the total Monthly Loss Amount for all Shared-Loss Loans; and

(B)                               the total monthly Recovery Amount for all Shared-Loss Loans;

(ii)                                the total monthly Collections on Fully Charged-Off Assets;

(iii)                             the total Covered Loss or Covered Gain;

(iv)                            the Cumulative Loss Amount as of the beginning and as of the end of the Shared-Loss Month;

(v)                                 a summary of Shared-Loss Loans for which Loss Amounts (calculated in accordance with the applicable Exhibit) are claimed, of the related Loss Amount for each Shared-Loss Loan and of the total Monthly Loss Amount for all Shared-Loss Loans; and

(vi)                              a summary of Shared-Loss Loans for which Recovery Amounts were received by the Assuming Institution, of the Recovery Amount for each Shared-Loss Loan and of the total Recovery Amount for all Shared-Loss Loans.

(b)                                 Calculation of Loss Amount. For each of the Shared-Loss Loans for which a Loss is claimed for a Shared-Loss Month, a schedule showing the calculation of the Loss Amount in the form and in accordance with the methodology set forth in Exhibits 2a(1)-(3), Exhibits 2b(1)-(3), Exhibits 2c(1)-(3) or Exhibit 2d(1) as applicable.

(c)                                  Home Equity Loans. For each of the Restructured Loans where a gain or loss is realized in a sale under Sections 4.1 or 4.2, a schedule showing the calculation in the form and in accordance with the methodology set forth in Exhibit 2d(1).

(d)                                 Restructured Loans. For each of the Restructured Loans where a gain or loss is realized in a sale under Sections 4.1 or 4.2, a schedule showing the calculation in the form and in accordance with the methodology set forth in Exhibit 2d(2).

(e)                                  Portfolio Performance and Summary Schedule. A portfolio performance and summary schedule substantially in the form shown in Exhibit 3.

5.3.                            Monthly Data.

(a)                                 Monthly Data Download. Within fifteen (15) days following the end of each Shared-Loss Month, the Assuming Institution shall provide to the Receiver:

(i)                                     the servicing file in machine-readable format including but not limited to the fields shown on Exhibit 5.3(a) for each outstanding Shared-Loss Loan, as applicable; and

(ii)                                  an Excel file for ORE held as a result of foreclosure on a Shared-Loss Loan listing for each item of ORE:

(A)                               the foreclosure date;

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(B)                               the unpaid loan principal balance;

(C)                               the broker price opinion value or, if required by the Receiver in its discretion, the appraised value; and

(D)                               the projected liquidation date.

(b)                                 Completeness of Information. The Assuming Institution shall, consistent with Customary Servicing Procedures, provide to the Receiver complete and accurate information, except to the extent that it is unable to do so as a result of the failure of the Failed Bank or the Receiver to provide information required to produce any of the items listed at Section 5.3(a)(ii).

(c)                                  Limitations. The Assuming Institution may claim each item of expenditure, income, gain or loss only on the Monthly Certificate for the period in which such expenditure, income, gain or loss was incurred. The inclusion of information regarding any expenses in a Monthly Certificate or other documentation does not create any reimbursement obligation of the Receiver if the Assuming Institution is not otherwise in compliance with this Agreement.

(d)                                 Reserved.

5.4.                            Notification of Related Loans. In addition to maintaining records of all Related Loans, the Assuming Institution shall prepare and deliver to the Receiver a schedule of all Related Loans on a semi-annual basis, together with the Monthly Certificates for the months ending June 30 and December 31, which specify all Related Loans on the Loan Records of the Assuming Institution as of the end of each such semi-annual period.

5.5.                            Auditor’s Report; Right to Audit.

(a)                                 Independent Auditor’s Report.

(i)                                     Within the time period permitted for the examination audit pursuant to 12 C.F.R. §363 following the end of each fiscal year, from and including the fiscal year during which the Bank Closing Date occurs, up to and including the calendar year during which the Termination Date occurs, the Assuming Institution shall deliver to the Receiver and the Corporation a report signed by its independent public accountants stating that such accountants have reviewed this Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during each such year were not made in accordance with this Agreement.

(ii)                                  In the event that the Assuming Institution cannot comply with the provisions of Section 5.5(a)(i), within seven (7) days following the end of the time period permitted for the examination audit pursuant to 12 C.F.R. §363, the Assuming Institution shall submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to the attention of such accountants suggesting that any computations required to be made by the Assuming Institution during such year were not

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made by the Assuming Institution in accordance with this Agreement. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made. It is the intention of this provision to align the timing of the audit required under this Agreement with the examination audit required pursuant to 12 C.F.R. §363.

(b)                                 Assuming Institution’s Internal Audit. The Assuming Institution shall perform on an annual basis an internal audit of its compliance with this Agreement and shall provide the Receiver and the Corporation with:

(i)                                     copies of all internal audit reports and access to all related internal audit work papers; and

(ii)                                  a certificate signed by the chief executive officer or chief financial officer of the Assuming Institution certifying that the Assuming Institution is in compliance with this Agreement or identifying any areas of non-compliance.

(c)                                  Right of Receiver or Corporation to Audit. The Receiver or the Corporation, their respective agents, contractors and employees, may (but are not required to) perform an audit to determine the Assuming Institution’s compliance with this Agreement at any time, by providing not less than ten (10) Business Days prior notice. The scope, duration and location of any such audit shall be at the discretion of the Receiver or the Corporation, as the case may be, and may be conducted at the Assuming Institution’s place or places of business or otherwise. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments, payments and withholdings as may be necessary to give retroactive effect to such corrections.

(d)                                 Authority to Advisors and Representatives. The Assuming Institution shall, and shall cause its Affiliates, contractors and Third Party Servicers to, allow its advisors and representatives to discuss its (and any Affiliates’, contractors’ or Third Party Servicers’) affairs, finances and accounts as they relate to Shared-Loss Loans, or any other matters relating to this Agreement or the rights and obligations hereunder, with the Receiver and authorizes such advisors and representatives to so discuss such affairs, finances and accounts with the Receiver.

5.6.                            Accounting Principles.

(a)                                 Maintenance of Books and Records. The Assuming Institution shall at all times during the term of this Agreement keep books and records which fairly present all dealings and transactions carried out in connection with its business and affairs.

(b)                                 Accounting Principles. Except as otherwise provided for in the Purchase and Assumption Agreement or this Agreement, the Assuming Institution shall keep all financial books and records in accordance with generally accepted accounting principles, which shall be consistently applied for the periods involved.

(c)                                  Change in Accounting Principles. The Assuming Institution shall not make any change in its accounting principles which adversely affects the value of the Shared-

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Loss Loans, unless it obtains the prior written approval of the Corporation or if required by a change in generally accepted accounting principles. The Assuming Institution shall notify the Corporation of any change in its accounting principles that is required by a change in generally accepted accounting principles which would affect any Shared-Loss Loan, the accounting for any Shared-Loss Loan or the amount of any loss, gain, expense, cost or other item of reimbursement that may be due to or from the Assuming Institution.

5.7.                            Records and Reports.

(a)                                 Content of Records. The Assuming Institution shall establish and maintain records on a separate general ledger, and on such subsidiary ledgers as may be appropriate, in such form and detail as the Receiver or the Corporation may specify, to account for the Shared-Loss Loans and to enable the Assuming Institution to prepare and deliver such reports as the Receiver or the Corporation may from time to time request pursuant to this Article 5. Without limitation, such books and records shall be kept in such a manner that information will be readily obtainable to determine and document compliance with this Agreement and the Purchase and Assumption Agreement, including but not limited to documentation which shows or supports the following:

(i)                                     alternatives considered by the Assuming Institution with respect to defaulted Loans or Loans for which default is reasonably foreseeable;

(ii)                                  the calculation of Loss for claims submitted to the Receiver;

(iii)                               each line item on the Loss claim forms; and

(iv)                              the Recovery Amount on Loans for which the Receiver has made a payment pursuant to this Agreement.

(b)                                 Retention of Calculations. The Assuming Institution shall provide its loss calculations for Shared-Loss Loans to the Receiver upon request.

(c)                                  Additional Information. The Assuming Institution shall promptly provide to the Receiver or the Corporation such information as the requesting party may request from time to time, including financial statements, computations and information as the Receiver or the Corporation deems necessary or appropriate in connection with monitoring compliance with this Agreement, certified as correct by the chief executive officer or chief financial officer of the Assuming Institution if so requested. The Assuming Institution shall provide to the Receiver all such loan-level data and cumulative information regarding the Shared-Loss Loans as the Receiver may request from time to time.

ARTICLE 6.                        MISCELLANEOUS.

6.1.                            Expenses. All costs and expenses incurred by a party in connection with this Agreement (including the performance of any obligations or the exercise of any rights hereunder) shall be borne by such party unless expressly otherwise provided, whether or not the transactions contemplated herein are consummated.

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6.2.                            Successors and Assigns.

(a)                                 Binding on Successors and Assigns; Assignment. This Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Corporation in its corporate capacity without the consent of Assuming Institution. Notwithstanding anything to the contrary contained in this Agreement, the Assuming Institution may not assign or otherwise transfer this Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part) or sell or transfer any subsidiary of the Assuming Institution holding title to Shared-Loss Loans without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Agreement includes:

(i)                                     a merger or consolidation of the Assuming Institution with or into another Person, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(ii)                                  a merger or consolidation of the Assuming Institution’s Holding Company with or into another Person, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(iii)                               the sale of all or substantially all of the assets of the Assuming Institution to another Person; or

(iv)                              a sale of Shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

Any transaction under this Section 6.2 that requires the Receiver’s consent that is made without such consent will relieve the Receiver of its obligations under this Agreement.

(b)                                 No Recognition of Loss. No loss shall be recognized under this Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3.                            WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN, OR TO HAVE A JURY PARTICIPATE IN RESOLVING, ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

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6.4.                            No Third Party Beneficiary. This Agreement is for the sole and exclusive benefit of the parties and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries. Nothing in this Agreement shall be construed to grant to any other Person any right, remedy or claim under or in respect of this Agreement or any provision hereof.

6.5.                            Consent; Determination or Discretion. When the consent or approval of a party is required under this Agreement, such consent or approval shall be obtained in writing and unless expressly otherwise provided, shall not be unreasonably withheld or delayed. When a determination or decision is to be made by a party under this Agreement, that party shall make such determination or decision in its reasonable discretion unless expressly otherwise provided.

6.6.                            Rights Cumulative. Except as expressly otherwise provided herein, the rights of each of the parties under this Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Assumption Agreement, any of the agreements related thereto or under applicable law. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right, unless expressly otherwise provided.

6.7.                            References. References in this Agreement to Recitals, Articles, Sections and Exhibits are to Recitals, Articles, Sections and Exhibits of this Agreement, respectively, unless the context indicates that the Purchase and Assumption Agreement is intended. References to parties are to the parties to this Agreement. Unless expressly otherwise provided, references to days and months are to calendar days and months respectively. Article and Section headings are for convenient reference and shall not affect the meaning of this Agreement. References to the singular shall include the plural, as the context may require, and vice versa.

6.8.                            Notice.

(a)                                 Form of Notices. All notices shall be given in writing to the parties at the addresses set forth in Sections 6.8(b) and 6.8(c) and sent in accordance with the provisions of Section 13.6 of the Purchase and Assumption Agreement, unless expressly otherwise provided.

(b)                                 Notice to FDIC (Division of Resolutions and Receiverships). With respect to a notice under this Agreement, other than pursuant to Section 3.4(a):

Federal Deposit Insurance Corporation

Division of Resolutions and Receiverships

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Assistant Director, Franchise and Asset Marketing

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(c)                            Notice to FDIC (Legal Division). With respect to a notice under Section 3.4(a):

Federal Deposit Insurance Corporation Legal Division

1601 Bryan Street

Dallas, Texas 75201

Attention: Regional Counsel

with a copy to:

Federal Deposit Insurance Corporation Legal Division

Virginia Square, L. William Seidman Center

3501 Fairfax Drive, VS-E-7056

Arlington, Virginia 22226

Attention: Senior Counsel (Special Issues Group)

ARTICLE 7.                                      DISPUTE RESOLUTION.

7.1.                            Methods of Resolution. The methods of resolving a dispute arising pursuant to this Agreement shall be as follows:

(a)                                 Charge-Offs. Any dispute as to whether a Charge-Off of a Shared-Loss Asset was made in accordance with the Examination Criteria shall be finally resolved by the Assuming Institution’s Chartering Authority.

(b)                                 Other Disputes. Any other dispute (a “Dispute Item”) shall be resolved in accordance with the following provisions of this Article 7.

7.2.                            Informal Resolution. The Receiver or the Corporation, as appropriate, (the “FDIC Party”) and the Assuming Institution shall negotiate in good faith to resolve any Dispute Item within thirty (30) Business Days following receipt of information concerning the Dispute Item.

7.3.                            Resolution by Non-Binding Dispute Resolution Proceeding. If informal resolution of the Dispute Item pursuant to Section 7.2 is unsuccessful, the FDIC Party, on the one hand, and the Assuming Institution, on the other hand, may submit to the other party written notification of a Dispute Item (a “Notice of Dispute”). The Notice of Dispute shall contain a description of the dispute, an estimate of the amount in issue and any other information required pursuant to this Article 7. The parties shall make good faith efforts to resolve the dispute by mutual agreement within thirty-five (35) Business Days following receipt of the Notice of Dispute. In furtherance of these efforts, the parties should consider the mutually agreed upon use of less formal dispute resolution techniques, which may include, but are not limited to, mediation, settlement conference, early neutral evaluation and any other dispute resolution proceedings (as defined in § 571(6) of the Administrative Dispute Resolution Act (“ADRA”), 5 U.S.C. § 571 et seq.), as amended).

7.4.                            Confidentiality of Compromise Negotiations. All good faith attempts to resolve or compromise a dispute pursuant to Sections 7.2 or 7.3 will be confidential. All such compromise negotiations, including any statements made or documents prepared by any party,

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attorney or other participant, are inadmissible as evidence in other proceedings and may not be construed for any purpose as admissions against interest.

7.5.                            Payment Resulting from Compromise Negotiations. If the FDIC Party and the Assuming Institution resolve a Dispute Item to their mutual satisfaction pursuant to Sections 7.2 or 7.3, including any dispute pursuant to Section 2.6, then within thirty (30) days following such resolution, the appropriate party shall make payment or take action as agreed by the parties.

7.6.                            Formal Resolution.

(a)                                 Arbitration Matters. Any Dispute Item which has an estimated amount in issue not exceeding $500,000 per Asset may be proposed by the party seeking relief (the “Claimant Party”) for arbitration pursuant to the provisions of this Section 7.6. No more than three Dispute Items may be submitted for any single arbitration, provided that, by mutual agreement pursuant to Section 7.6(c), the parties may agree to submit any Dispute Item(s) to arbitration.

(b)                                 Proposal to Arbitrate. If the FDIC Party and the Assuming Institution do not resolve a Dispute Item pursuant to Sections 7.2 and 7.3, then within ten (10) Business Days following the expiration of the period provided in Section 7.3, the Claimant Party may propose to submit the unresolved Dispute Item to arbitration by notifying the other party (the “Respondent Party”) in writing.

(c)                                  Submission to Arbitration. The Respondent Party may agree to the Claimant Party’s proposal of arbitration by responding in writing within ten (10) Business Days following receipt of such proposal. Within five (5) Business Days following receipt of the Respondent Party’s agreement to arbitrate, the Claimant Party may submit the Dispute Item to the American Arbitration Association (“AAA”) for arbitration. No Dispute Item may be submitted for arbitration without the consent of both parties.

(d)                                 Waiver of Arbitration. If the Claimant Party does not (i) propose to submit the Dispute Item to arbitration within the period set forth in Section 7.6(b) or (ii) submit the Dispute Item to AAA within the period set forth in Section 7.6(c), then the Claimant Party shall be deemed to have waived submission of the Dispute Item to arbitration.

(e)                                  Litigation Matters. If the FDIC Party and the Assuming Institution do not agree to submit the Dispute Item to arbitration, the Dispute Item may be resolved by litigation in accordance with Federal or state law, as provided in Section 13.10 of the Purchase and Assumption Agreement. Any litigation shall be filed in a United States District Court in the proper district.

(f)                                   Arbitration Administrator. The FDIC Party may, in its discretion, appoint an organization other than AAA for administration of arbitration pursuant to this Section 7.6, in which case this Article 7 and the rules and procedures set forth herein, including the Commercial Arbitration Rules as referred to in Section 7.9, shall govern the arbitration. AAA or such other organization appointed pursuant to this Section 7.6(f) shall be referred to in this Agreement as the “Arbitration Administrator.”

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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7.7.                            Limitation on FDIC Party. Nothing in this Article 7 shall be interpreted as obligating the FDIC Party to submit to a dispute resolution proceeding (as defined in ADRA at § 571(6)) any Dispute Item described in (i) ADRA, § 572(b) or (ii) the FDIC’s Statement of Policy Regarding Binding Arbitration, 66 Fed. Reg.18632 (April 10, 2001), as amended, as a dispute for which an agency shall consider not using a dispute resolution proceeding.

7.8.                            Effectiveness of Agreement Pending Dispute. Notwithstanding anything in this Agreement to the contrary, in the event that a Notice of Dispute is provided to a party under this Article 7 prior to the Termination Date, the terms of this Agreement shall remain in effect with respect to the items set forth in such notice until the dispute with respect to such items has been finally resolved, and such dispute shall be resolved in accordance with the provisions of this Agreement even if that resolution occurs after the Termination Date.

7.9.                            Governing Rules and Law for Arbitration. Any arbitration shall be substantively governed by the Federal law of the United States of America, and in the absence of controlling Federal law, in accordance with the laws of the state in which the main office of the Failed Bank is located. The arbitration shall be procedurally governed by the Commercial Arbitration Rules (the “Commercial Arbitration Rules”) established by AAA to the extent that such rules are not inconsistent with this Article 7, the Federal Arbitration Act, 9 U.S.C. § 1 et seq. (“Federal Arbitration Act”), and ADRA., as each may be in effect at the time that the arbitration is initiated, except that the Commercial Arbitration Rules’ Expedited Procedures shall not apply unless the FDIC Party and Claimant Party otherwise agree in writing. The Review Board (as defined below) may modify the procedures set forth in such rules from time to time with the prior written approval of the Claimant Party and the Respondent Party.

7.10.                     Review Board Proceedings. The arbitration of a dispute shall be conducted by a review board (a “Review Board”) which shall consist of either one (1) or three (3) members (each, a “Member”) with such expertise as the Claimant Party and Respondent Party agree is relevant. The Claimant Party shall specify, in its Notice of Dispute, the number of Members which it proposes for the Review Board.

(a)                                 Selection of Members.

(i)                                     Claimant Party Proposes One Member. If the Dispute Item(s) are less than $250,000 in total, the Claimant Party may propose that the Review Board shall consist of one Member, and shall state, in its Notice of Dispute, the name and address of the Member that it proposes for the Review Board. If the Respondent Party agrees, in its response to the Notice of Dispute, the Member suggested by the Claimant Party shall comprise the Review Board. If the Respondent Party agrees, in its response to the Notice of Dispute, that the Review Board shall consist of one Member, but states the name and address of a different proposed Member for the Review Board, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator, provided that, before the Respondent Party responds to the Notice of Dispute with a different proposed Member, the parties may also mutually agree upon one Member. If the Respondent Party proposes that the Review Board shall consist of three Members, then the Members shall be selected in accordance with Section 7.10(a)(iv).

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(ii)                                  Claimant Party Proposes Three Members. If the Dispute Items exceed $250,000 in total, or if the Respondent Party proposes that the Review Board shall consist of three Members, then the Claimant Party shall state the name and address of the first of three Members in its Notice of Dispute. If the Respondent Party agrees that the Review Board shall consist of three Members, the Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a “Party-Appointed Arbitrator” (“Party-Appointed Arbitrator”), consistent with Commercial Arbitration Rule R-12. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator as provided in Section 7.6(c), then within ten (10) Business Days of such submission, the Party-Appointed Arbitrators shall select a neutral third Member (the “Neutral Member”) in accordance with Commercial Arbitration Rules R-11 and R-13, except that the Neutral Member need not be from the National Roster of Commercial Arbitrators. If the Respondent Party proposes that the Review Board shall consist of one Member, then the Member shall be selected in accordance with Section 7.10(a)(iii).

(iii)                               Respondent Party Proposes One Member. If the Claimant Party proposes that the Review Board shall consist of three Members, but the Respondent Party proposes that the Review Board shall consist of one Member in its response to the Notice of Dispute, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the Review Board unless the Respondent Party states the name and address of a different proposed Member in its response to the Notice of Dispute. If the Respondent Party proposes a different Member in its response to the Notice of Dispute, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator.

(iv)                              Respondent Party Proposes Three Members. If the Claimant Party proposes that the Review Board shall consist of one Member, but the Respondent Party proposes, in its response to the Notice of Dispute, that the Review Board shall consist of three Members, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the first Member of the Review Board. The Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a Party-Appointed Arbitrator. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator, a Neutral Member shall be selected in accordance with the procedure set forth in Section 7.10(a)(ii).

(b)                                 Removal of Members. A Party-Appointed Arbitrator may be removed at any time by the party who appointed that Member upon five (5) Business Days notice to the other party of the selection of a replacement Member. The Neutral Member may be removed by unanimous action of the Party-Appointed Arbitrators or unanimous action of the parties after five (5) Business Days notice to the Claimant Party and the Respondent Party and the Arbitration Administrator of the selection of a replacement Neutral Member.

(c)                                  Vacancies. Any vacancy on the Review Board prior to or after the commencement of the hearing of evidence and argument (the “Arbitration Hearing”) shall be handled in accordance with Commercial Arbitration Rule R-19, except that if a vacancy arises

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after the Arbitration Hearing has commenced, a substitute Member shall be selected in accordance with the rules under which the original Member was selected.

7.11.                     Impartiality. As a condition of serving on the Review Board, within five (5) Business Days after being selected, each Member shall provide a written oath, under penalty of perjury, containing a statement that the Member does not have any conflicts of interest (whether official, financial, personal or otherwise) with respect to the issues or parties in controversy, and that each Member agrees to be bound by the provisions of this Article 7 as applicable to the Members. If a Member has any potential conflict of interest, the Member shall fully disclose such interest in writing to the Claimant Party and the Respondent Party and the Member shall not serve on the Review Board, unless the Claimant Party and the Respondent Party agree otherwise. The Conflicts Committee of the Legal Division of the Corporation shall review any potential conflicts of interest for potential waiver. None of the Members may serve as counsel, advisor, witness or representative to any party to the arbitration.

7.12.                     Schedule. The Review Board shall assume control of the arbitration process and shall schedule all events as expeditiously as possible. The Arbitration Hearing shall commence within ninety (90) Business Days after receipt of the Notice of Dispute by the Arbitration Administrator.

7.13.                     Written Award. Within twenty (20) Business Days following closing of the Arbitration Hearing, as determined by Commercial Arbitration Rule R-35, the Review Board shall determine the prevailing party and award the prevailing party its proposed award or award any remedy or relief that the arbitrator deems just and equitable and within the scope of this Article 7, but in no event may an award of the Review Board (inclusive of all claims and counterclaims) exceed the maximum amount set forth in Section 7.6(a). If the Review Board consists of three (3) Members, the determination of any two (2) Members shall constitute the Review Board’s determination. The Review Board shall present to the Claimant Party and the Respondent Party a written award regarding the dispute. The written award shall contain a brief, informal discussion of the factual and legal basis for the award and need not contain formal findings of facts and law.

7.14.                     Interest Rate on Award. Any award amounts ultimately determined to be payable pursuant to the Review Board’s written award shall bear interest at the Settlement Interest Rate from a beginning date specified by the Review Board in its written award and until the date on which payment is made.

7.15.                     Payments. All payments required to be made under this Article 7 shall be made by wire transfer and within fifteen (15) Business Days following the date on which the award becomes final, as provided by ADRA at § 580(b). The Review Board will have no authority to award any punitive, consequential, special or exemplary damages.

7.16.                     Fees, Costs and Expenses. The Review Board will have no authority to award attorneys’ fees or costs incurred by either party to the arbitration. Each party will bear the fees, costs, and expenses which it incurs in connection with the submission of any dispute to a Review Board, including the fees and expenses of the Member which it selected in accordance with the Arbitration Administrator’s fee schedule. The Claimant Party and the Respondent Party will share equally the fees and expenses of the Neutral Member and any administrative fees of the

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arbitration (which shall not include the fees and expenses of the Members). No fees, costs or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the Receiver under this Article 7 or otherwise.

7.17.                     Binding and Conclusive Nature. Arbitration of a dispute pursuant to this Article 7 shall be final, conclusive and binding on the parties and not subject to further dispute or review, and judgment upon the award made by the Review Board may be entered in accordance with applicable law in any court having jurisdiction thereof. Other than as provided by the Federal Arbitration Act and ADRA, no review, appeal or reconsideration of the Review Board’s determination shall be permitted, including review, appeal or reconsideration by the Review Board or any other arbitrators. The parties agree to faithfully observe the provisions of this Article 7 and the Commercial Arbitration Rules, and the parties agree to abide by and perform any award rendered by the Review Board.

7.18.                     No Precedent. No decision, interpretation, determination, analysis, statement, award or other pronouncement of a Review Board shall constitute precedent in regard to any subsequent proceeding (whether or not such proceeding involves dispute resolution under this Agreement), nor shall any Review Board be bound to follow any decision, interpretation, determination, analysis, statement, award or other pronouncement rendered by any previous Review Board or any other previous dispute resolution panel that may have convened in connection with a transaction involving other failed financial institutions or Federal assistance transactions.

7.19.                     Confidentiality; Proceedings, Information and Documents. No arbitration held pursuant to this Article 7 shall be public or accessible to any person other than the parties and their representatives, the Review Board and witnesses participating in the arbitration (and then, only to the extent of their participation). Each party and each Member shall strictly maintain the confidentiality of all issues, disputes, arguments, positions and interpretations of any such proceeding, as well as all testimony, pleadings, filings, discovery, information, attachments, enclosures, exhibits, summaries, compilations, studies, analyses, notes, documents, statements, schedules and other similar items associated therewith (“Confidential Information”), in accordance with the provisions of ADRA. In the event that disclosure of Confidential Information is required pursuant to law, rule or regulation, or in the event that disclosure is required pursuant to statute or court determination as provided by ADRA, then to the extent reasonably practicable, the person required to make the disclosure shall provide the other party or parties with written notice of such disclosure within one (1) Business Day following the request that it make such disclosure, and in any event prior to making such disclosure, so that the other party or parties may seek a protective order.

7.20.                     Confidentiality of Arbitration Award. Notwithstanding the provisions of Section 7.19, no party has any duty of confidentiality with respect to any arbitration award made pursuant to this Article 7.

7.21.                     Extension of Time Periods. The parties may extend any period of time provided in this Article 7 by mutual agreement.

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7.22.                     Venue. The arbitration shall take place at such location as the parties thereto may mutually agree, but if they cannot agree, then it will take place at the offices of the Corporation in Washington, D.C., or Arlington, Virginia.

ARTICLE 8.                        DEFINITIONS. The capitalized terms used in this Agreement shall have the meanings defined or referenced in this Article 8.

“AAA” has the meaning set forth in Section 7.6(c).

“Accounting Records” means Records including, but not limited to, corporate minutes, general ledger and subsidiary ledgers and schedules which support general ledger balances.

“Accrued Interest” means, for any Shared-Loss Loan, the amount of accrued earned and unpaid interest, taxes, credit life and/or disability insurance premiums (if any) payable by the Obligor, all as reflected on the Accounting Records of the Failed Bank or the Assuming Institution (as applicable) at the note rate specified in the applicable loan documents, for no more than a maximum of ninety (90) days.

“ADRA” has the meaning set forth in Section 7.3.

“Affiliate” has the meaning set forth in the Purchase and Assumption Agreement; provided that, for purposes of this Agreement, no Third Party Servicer appointed by an Affiliate shall be deemed to be an Affiliate of the Assuming Institution solely by virtue of that appointment.

“Agreement” has the meaning set forth in Recital A.

“Applicable Percentage” is Eighty Percent (80%) for the Tranche 1 Amount and Eighty Percent (80%) for the Tranche 2 Amount.

“Arbitration Administrator” has the meaning set forth in Section 7.6(f).

“Arbitration Hearing” has the meaning set forth in Section 7.10(c).

“Assets” has the meaning set forth in the Purchase and Assumption Agreement.

“Assuming Institution” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Closing Date” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Premises” has the meaning set forth in the Purchase and Assumption Agreement.

“Book Value” has the meaning set forth in the Purchase and Assumption Agreement.

“Business Day” has the meaning set forth in the Purchase and Assumption Agreement.

“Charge-Off” means, for any period with respect to a particular Shared-Loss Loan, the amount of a loan or portion of a loan classified as “Loss” under the Examination Criteria as effected by the Assuming Institution and reflected on its Accounting Records for such period,

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consisting solely of a charge-off of the following:

(a)                                 the principal amount of such Shared-Loss Loan net of unearned interest;

(b)                                 a write-down associated with Shared-Loss Loans, ORE or loan modification(s);

(c)                                  Accrued Interest for no more than a maximum of ninety (90) days; plus

(d)                                 capitalized expenditures.

Losses incurred on the sale or other disposition of Shared-Loss Loans to any Person shall not constitute Charge-Offs except for: (i) sales duly conducted in accordance with the provisions of Sections 4.1(a) and 4.1(b), (ii) the sale or other disposition of ORE to a Person other than an Affiliate of the Assuming Institution which was conducted in a commercially reasonable and prudent manner and (iii) other sales or dispositions, if any, with respect to which the Receiver granted prior consent.

“Chartering Authority” has the meaning set forth in the Purchase and Assumption Agreement.

“Claimant Party” has the meaning set forth in Section 7.6(a).

“Collections on Fully Charged-Off Assets” means fifty per cent (50%) of collections on Fully Charged-Off Assets less fifty per cent (50%) of any expenses attributable to Fully Charged-Off Assets.

“Commencement Date” means the first day following the Bank Closing Date.

“Commercial Agreement” means, if any, the Commercial Shared-Loss Agreement and the Exhibits thereto attached to the Purchase and Assumption Agreement as Exhibit 4.15B and entered into of even date with this Agreement between among Receiver, Corporation and the Assuming Institution.

“Commercial Arbitration Rules” has the meaning set forth in Section 7.9.

“Commitment” has the meaning set forth in the Purchase and Assumption Agreement.

“Confidential Information” has the meaning set forth in Section 7.19.

“Corporation” has the meaning set forth in the Purchase and Assumption Agreement.

“Covered Gain” has the meaning set forth in Section 2.3(b).

“Covered Loss” has the meaning set forth in Section 2.3(a).

“Cumulative Loss Amount” means the sum of all Monthly Loss Amounts minus the sum of (a) all Recovery Amounts plus (b) all Collections on Fully Charged-Off Assets.

“Customary Servicing Procedures” means procedures (including collection procedures) that the Assuming Institution (or, to the extent that a Third Party Servicer is appointed in

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

accordance with Section 3.3, the Third Party Servicer) customarily employs and exercises in servicing and administering mortgage loans for its own accounts and the servicing procedures established by the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation (as in effect from time to time), which are in accordance with accepted mortgage servicing practices of prudent lending institutions and all applicable laws and regulations.

“Deficiency Loss” means, pursuant to the final determination by a court in a bankruptcy proceeding that the value of the collateral is less than the amount of the related Shared-Loss Loan, the difference between the then unpaid principal balance on the Shared-Loss Loan (or the net present value of a modified Shared-Loss Loan that defaults) and the value of the collateral so established.

“Dispute Item” has the meaning set forth in Section 7.1(b).

“Examination Criteria” means the loan classification criteria employed by, and any applicable regulations of, the Assuming Institution’s Chartering Authority at the time an action is taken, as such criteria may be amended from time to time.

“Failed Bank” has the meaning set forth in the Purchase and Assumption Agreement.

“Failed Bank Charge-Offs” means, with respect to any Asset, an amount equal to the aggregate reversals or charge-offs of Accrued Interest and charge-offs and write-downs of principal effected by the Failed Bank with respect to that Asset as reflected on the Accounting Records of the Failed Bank.

“Federal Arbitration Act” has the meaning set forth in Section 7.9.

“FDIC” means the Federal Deposit Insurance Corporation, in any capacity, as appropriate.

“FDIC Party” has the meaning set forth in Section 7.2.

“Final Shared-Loss Month” means the calendar month in which the Termination Date occurs.

“Fixtures” has the meaning set forth in the Purchase and Assumption Agreement.

“Foreclosure Loss” means the loss realized when the Assuming Institution has completed the foreclosure on a Shared-Loss Loan and has realized final recovery on the collateral through liquidation and recovery of all insurance proceeds. Each Foreclosure Loss shall be calculated in the form and determined in accordance with the methodologies set forth in Exhibits 2c(1)-(3).

“Fully Charged-Off Assets” means Assets subject to Failed Bank Charge-Offs that were completely charged-off by the Failed Bank and had a Book Value of zero on the Bank Closing Date.

“Holding Company” means any company owning Shares of the Assuming Institution that is a holding company pursuant to the Bank Holding Company Act of 1956, 12 U.S.C. 1841 et seq. or the Home Owners’ Loan Act, 12 U.S.C. 1461 et seq.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

“Home Equity Loan” means a Loan or the funded or unfunded portions of a line of credit secured by a mortgage on a one-to-four-family residence or stock of a cooperative housing association in respect of which the Failed Bank did not have a first lien on the same property as collateral.

“Home Equity Loan Loss” means the loss on a Home Equity Loan calculated in the form and determined in accordance with the charge-off policies of and the loan classification criteria employed by the Assuming Institution’s Chartering Authority as set forth in Exhibit 2d(1).

“Investor-Owned Residential Loan” means a Loan, excluding advances made pursuant to a Home Equity Loan, that is secured by a mortgage on a one-to-four family residence or stock of a cooperative housing association that is not owner-occupied or the borrower’s primary residence.

“Intrinsic Loss Estimate” is One Hundred and Eighty Million Dollars ($180,000,000.00).

“Loan” has the meaning set forth in the Purchase and Assumption Agreement.

“Loan Records” means the subsidiary systems of record on which the loan history and balance of each Shared-Loss Loan is maintained; individual loan files containing either an original or copies of documents that are customary and reasonable with respect to loan servicing, including management and disposition of ORE; the records documenting alternatives considered with respect to loans in default or for which a default is reasonably foreseeable; records of loss calculations and supporting documentation with respect to line items on the loss calculations; and monthly delinquency reports and other performance reports customarily utilized by the Assuming Institution in management of loan portfolios.

“Loan Sale Loss” means the loss realized on a sale of a Shared-Loss Loan in pursuant to Section 4.1(a).

“Loss” means a Foreclosure Loss, Restructuring Loss, Short-Sale Loss, Loan Sale Loss, Modification Default Loss, Deficiency Loss or Home Equity Loan Loss.

“Loss Amount” means the dollar amount of any Loss incurred and reported on the Monthly Certificate for a Shared-Loss Loan.

“Management Standards” has the meaning set forth in Section 3.1.

“Member” has the meaning set forth in Section 7.10.

“Modification Default Loss” means the loss calculated in the form and determined accordance with the methodologies set forth in Exhibits 2a(1)-(3) for Single Family Shared-Loss Loans previously modified pursuant to this Agreement that subsequently default and result in a Foreclosure Loss, a Short Sale Loss or a Deficiency Loss.

“Modification Guidelines” has the meaning set forth in Section 2.4(c).

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

“Monthly Certificate” means a certificate or certificates, signed by an officer of the Assuming Institution involved in, or responsible for, the administration and servicing of the Shared-Loss Loans, whose name appears on a list provided to the Receiver (as updated by the Assuming Institution as needed from time to time) of servicing officers and the related supporting documentation, setting forth in such form and detail as the Receiver may specify from time to time the items set forth in Section 5.2.

“Monthly Loss Amount” means the sum of all Restructuring Losses, Deficiency Losses, Modification Default losses, Short-Sale Losses, Foreclosure Losses, Home Equity Loan Losses, Loan Sale Losses and losses on Investor-Owned Residential Loans realized by the Assuming Institution for any Shared-Loss Month.

“Net Loss Amount” means the sum of all Covered Losses less all Covered Gains pursuant to the Commercial Shared-Loss Agreement, plus the Cumulative Loss Amount under and as defined in the Single Family Agreement.

“Neutral Member” has the meaning set forth in Section 7.10(a)(ii).

“Notice of Dispute” has the meaning set forth in Section 7.3.

“Obligor” has the meaning set forth in the Purchase and Assumption Agreement.

“ORE” means the following Assets that (a) are owned by the Failed Bank as of the Bank Closing Date and purchased pursuant to the Purchase and Assumption Agreement or (b) have been acquired subsequent to the Bank Closing Date from the collection or settlement by the Assuming Institution of a Shared-Loss Loan, including, without limitation, any assets which have been fully or partially charged-off on the books and records of the Failed Bank or the Assuming Institution:

(i)    interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights; and

(ii)   other assets (whether real property, furniture, fixtures or equipment and, at the option of the Receiver, other personal property) acquired by foreclosure of ORE or in full or partial satisfaction of judgments or indebtedness.

“Party-Appointed Arbitrator” has the meaning set forth in Section 7.10(a)(ii).

“Person” has the meaning set forth in the Purchase and Assumption Agreement.

“Receiver” has the meaning set forth in the Purchase and Assumption Agreement.

“Record” has the meaning set forth in the Purchase and Assumption Agreement.

“Recovery Amount” means, with respect to any period prior to the Termination Date, the amount of funds received by the Assuming Institution that are (i) gains on a Foreclosure Loss or Short-Sale Loss calculated in accordance with the methodology set forth in Exhibits 2c(1)-(3) or Exhibits 2b(1)-(3) respectively, (ii) gains realized from a sale of Shared-Loss Loans pursuant to Sections 4.1(a) and 4.1(b) for which the Assuming Institution has previously received a

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Restructuring Loss payment from the Receiver or (iii) incentive payments from national programs paid to an investor or borrower on loans that have been modified or otherwise treated in accordance with Exhibit 5.

“Related Loan” means a loan or extension of credit held by the Assuming Institution at any time on or prior to the end of the Final Shared-Loss Month that is:

(a)           made to an Obligor of a Shared-Loss Loan; or

(b)           attributable to the same primary Obligor with respect to any Loan described at paragraph (a) under the applicable rules of the Assuming Institution’s Chartering Authority concerning the legal lending limits of financial institutions organized under its jurisdiction as in effect on the Commencement Date.

“Respondent Party” has the meaning set forth in Section 7.6(b).

“Restructured Loan” means a Shared-Loss Loan for which the Assuming Institution has received a Restructuring Loss payment from the Receiver, and may apply to owner-occupied and investor-owned residences.

“Restructuring Loss” means the loss on a modified Loan or a Restructured Loan represented by the difference between (a) the principal, Accrued Interest, tax and insurance advances, third party or other fees due on such loan prior to the modification or restructuring and (b) the net present value of estimated cash flows on the modified or restructured loan, discounted at the Then-Current Interest Rate. Each Restructuring Loss shall be calculated in the form and determined in accordance with the methodologies set forth in Exhibits 2a(1)-(3), as applicable.

“Review Board” has the meaning set forth in Section 7.10.

“Settlement Interest Rate” has the meaning set forth in the Purchase and Assumption Agreement.

“Shared-Loss Loan” means any or all of a Single Family Shared-Loss Loan, Investor-Owned Residential Loan, Restructured Loan or Home Equity Loan and any Commitment with respect to those loans or any ORE resulting from foreclosure on such loans, as applicable.

“Shared-Loss Month” means each calendar month commencing on the first day of each month following the Commencement Date and ending on the Termination Date, except that the first Shared-Loss Month shall begin on the Commencement Date and end on the last day of that month.

“Shares” means common stock and any instrument which is, or may become, convertible into common stock.

“Short-Sale Loss” means the loss resulting from the Assuming Institution’s acceptance from a mortgagor of a payoff in an amount less than the balance due on a Loan (including the costs of any cash incentives to the borrower to agree to such sale or to maintain the property pending such sale), provided that each Short-Sale Loss shall be calculated in the form and determined in accordance with the methodologies set forth in Exhibits 2b(1)-(3).

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

“Single Family Shared-Loss Loan” means a single family one-to-four owner-occupied residential mortgage loan, excluding a Home Equity Loan, that is secured by a mortgage on a one-to four family residence or stock of a cooperative housing association.

“Termination Date” means the last day of the month in which the tenth (10th) anniversary of the Commencement Date occurs.

“Then-Current Interest Rate” means the most recently published Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans, or such other interest rate approved by the Receiver.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution, which may include an Affiliate of the Assuming Institution, to service the Shared-Loss Loans on behalf of the Assuming Institution.

“Tranche 1 Amount” means a Net Loss Amount up to and including One Hundred Eighty Million Dollars ($180,000,000.00).

“Tranche 2 Amount” means a Net Loss Amount in excess of the Tranche 1 Amount.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 1 MONTHLY CERTIFICATE Note: This is an example only and not representative of any transaction. FDIC FDIC as Receiver of: FDIC completes Fund No: ### Section 1: Payment Summary Purchase and Assumption Agreement Dated: date For Single Family Beginning of this Shared-Loss Period: 1/1/2010 Shared Loss Agreement End of this Shared-Loss Period: 3/31/2010 For Single Family Shared Loss Agreement 1. Is FDIC coverage rate based solely on single family agreement losses? yes 2. Are assets that were fully charged off at closing treated differently in this agreement? yes If the answer to # 1 is No, then enter the following: If the answer to # 1 is No, and the answer to #2 is Yes, then enter the following: 3. Commercial: Inception-to-date Covered Losses, net of Recoveries - 4. Commercial: Inception-to-date Net Recoveries from fully charged off assets 3a. Securities: Inception-to-date Covered Losses, net of Recoveries - 4a. Securities: Inception-to-date Net Recoveries from fully charged off assets This section calculates covered losses during this period: All Previous Certificates This Certificate Inception to Date 5. Total Covered Loss (Gain) Amount 0 0 0 6. If answer to 2 is Yes, then add back: Recoveries From Fully Charged Off Assets 0 0 0 7. Equals: Total Covered Losses subject to standard loss share treatment 0 0 0 This section calculates the payment amount: Net Loss Recoveries from 1st Tranche 2nd Tranche 3rd Tranche Fully-Charged-Off Total Due From (Below Threshold) Assets at Close (to) FDIC (Between Threshold and Cap) (Above Cap) 8. Maximum amount eligible for payment within each tranche 100 200 n/a 9. FDIC’s Applicable Loss Share Percentage 80% 0% 80% 50% 10. Beginning Balance: Amount of each tranche already filled from previously reported losses - - - 11. New Covered Losses (Gains) under standard loss share incurred during period - n/a n/a 12. Covered Losses (Gains) applicable to each tranche during this period (on this Certificate) - - - 13. Distribution of Net Losses across tranches after this Certificate - - - - - 14. Covered Losses (Gains) applicable to each tranche during this period (on this Cert) - - - 15. Amount Due From (to) FDIC for this Certificate - - - This section contains wiring Instructions of Intergovernment Payout and Collection: Preparer signature: X 9-Digit ABA Number Preparer name: Account Number Account Name Further Credit Account Officer signature: X Further Credit Name OBI Officer name: Officer title Bank Name Bank Address Module 1 – Whole Bank w/ Optional Shared Loss Agreements SF-31 Community Central Bank Version 3.01 –SINGLE FAMILY SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

FDIC FDIC as Receiver of: FDIC completes Fund No: ### Section 2: Summary for the Period Purchase and Assumption Agreement Dated: date For Single Family Beginning of this Shared-Loss Period: 1/1/2010 Shared Loss Agreement End of this Shared-Loss Period: 3/31/2010 PART A. Opening/Closing/Net Shared-Loss Asset Balances - Active loans Number Balance 1. Opening Active Loans Balance 0 0 2. Add: HELOC Advances 0 3. Add: Capitalization (from restructuring, forbearance plans, etc) 0 4. Less: a) Prin Collections (amortization/partial) 0 b) Paid in Full 0 0 c) Foreclosures 0 0 d) Short Sales 0 0 e) Principal Reduction 0 f) Qualifying Charge-Offs (excluding accr int) 0 0 g) Loan Sales 0 0 5. Add: Other Adjustments (net) 0 0 6. Net (Reduction)/Increase Amount 0 0 7. Closing Balance 0 0 PART B. Opening/Closing/Net Shared-Loss Asset Balances - ORE activity Number Balance 8. Opening ORE Balance 0 0 9. Add: New ORE 0 0 10. Add: ORE Adjustments (net) 0 0 11. Less: Sold ORE 0 0 12. Closing Balance 0 0 PART C. Loss Events and Charge-offs Number Balance 13. Opening Cumulative Covered Loss (Gain) Amount (SFR only) 0 0 14. Add: a) Foreclosure Sale Loss Amount 0 0 b) Short Sale Loss Amount 0 0 c) Restructuring Loss Amount 0 0 d) Charge-Off Loss Amount 0 0 15. Add: Qualifying Loss on Loan Sale 0 0 16. Less: a) Recoveries From Fully Charged Off Assets * 0 b) Other Recoveries and Adjustments 0 17. Less: a) FDIC Adjustment - Recoveries From Fully Charged Off Assets * 0 b) FDIC Adjustment - All Other 0 18. Total Covered Loss (Gain) Amount for this Period 0 0 19. Closing Cumulative Covered Loss (Gain) Amount 0 0 Memo items: 20. Total previously reported Recoveries from Fully Charged Off Assets 0 21. Total Recoveries this period 0 Page 2 of 3 * As of the beginning of the Loss Share Agreement Module 1 – Whole Bank w/ Optional Shared Loss Agreements SF-32 Community Central Bank Version 3.01 –SINGLE FAMILY SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

FDIC FDIC as Receiver of: FDIC completes Fund No: ### Section 3: Summary for the period Purchase and Assumption Agreement Dated: date For Single Family Beginning of this Shared-Loss Period: 1/1/2010 Shared Loss Agreement End of this Shared-Loss Period: 3/31/2010 Loans Secured by 1-4 Family Residential Property* Secured by First Lien Secured by Second Lien Number Balance Number Balance Current 0 0 Current 0 0 30-59 days 0 0 30-59 days 0 0 60-89 days 0 0 60-89 days 0 0 90-119 days 0 0 90-119 days 0 0 120+days 0 0 120+ days 0 0 In Bankruptcy (and not in In Bankruptcy (and not in Foreclosure) 0 0 Foreclosure) 0 0 In Foreclosure 0 0 In Foreclosure 0 0 Total 0 Total 0 0 Loans Secured by 1-4 Family Residential Property in Process of Restructuring** Secured by First Lien Secured by Second Lien Number Balance Number Balance Current 0 0 Current 0 0 30-59 days 0 0 30-59 days 0 0 60-89 days 0 0 60-89 days 0 0 90-119 days 0 0 90-119 days 0 0 120+days 0 0 120+ days 0 0 In Bankruptcy (and not in In Bankruptcy (and not in Foreclosure) 0 0 Foreclosure) 0 0 In Foreclosure 0 0 In Foreclosure 0 0 Total 0 0 Total 0 0 * Note: Include both “Loans Secured by 1-4 Family Residential Property” and “Loans Secured by 1-4 Family Residential Property in Process of Restructuring”. Total Number and Balance should equal Active Loan file. ** Note: Include only “Loans Secured by 1-4 Family Residential Property in Process of Restructuring” Page 3 of 3 Module 1 – Whole Bank w/ Optional Shared Loss Agreements SF-33 Community Central Bank Version 3.01 –SINGLE FAMILY SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2a(1)

CALCULATION OF RESTRUCTURING LOSS

HAMP OR FDIC LOAN MODIFICATION

(Loan Written Down to Book Value Prior to Loss Share)

Note: This is an example only and not representative of any transaction.

1	Shared-Loss Month	20100831
2	Loan no:	123456
3	Modification Program:	HAMP

	Loan before Restructuring
4	Unpaid principal balance	450000
50	Net Book Value per Schedule 4.15A	375000
51	Less: Post closing principal payments	2500
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20091230
9	Delinquency Status	F
10	Monthly payment - P&I	2539
11	Monthly payment - T&I	200
	Total monthly payment	2739
12	Household current annual income	55000
13	Valuation Date	20100901
14	Valuation Amount	350000

15	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090119
17	Modification Effective Date	20090419
18	Net Unpaid Principal Balance (net of forbearance & principal reduction)	403147
19	Principal forbearance	60040
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490119
24	Interest rate	0.02000
25	Next Payment due date	20090601
26	Monthly payment - P&I	1221
27	Monthly payment - T&I	200
	Total monthly payment	1421
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

	Restructuring Loss Calculation
50-
51	Net Book Value Less Principal Payments	372500
35	Attorneys’ fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Gross balance recoverable by Assuming Institution	375600
	Cash Recoveries:
52	MI Claim Date	20090119
53	MI Claim Amount	252000
54	MI Response Date	20090519
42	MI Contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive	0
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd1)	364556

48	Loss Amount	11044

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2a(2)

CALCULATION OF RESTRUCTURING LOSS

HAMP OR FDIC LOAN MODIFICATION

(No Preceding Loan Restructure Under Loss Share)

Note: This is an example only and not representative of any transaction.

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	HAMP

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20091230
9	Delinquency Status	F
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	200
	Total monthly payment	3247
12	Household current annual income	55000
13	Valuation Date	20100901
14	Valuation Amount	350000
15	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090119
17	Modification Effective Date	20090419
18	Net Unpaid Principal Balance (net of forbearance & principal reduction)	403147
19	Principal forbearance	60040
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490119
24	Interest rate	0.02000
25	Next Payment due date	20090601
26	Monthly payment - P&I	1221
27	Monthly payment - T&I	200
	Total monthly payment	1421
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

same as 4 above	Unpaid Principal Balance before restructuring/modification	450000
34	Accrued interest, limited to 90 days	7313
35	Attorneys’ fees	0
36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Gross balance recoverable by Assuming Institution	460413

	Cash Recoveries:
52	MI Claim Date	20090119
53	MI Claim Amount	370000
54	MI Response Date	20090519
42	MI Contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive	0
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd2)	364556

48	Loss Amount	95856

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2a(3)

CALCULATION OF RESTRUCTURING LOSS

2ND FDIC RESTRUCTURING

Note: This is an example only and not representative of any transaction.

Restructure after Covered Loan Restructuring

1	Shared-Loss Month	20090531
2	Loan no:	123456
3	Modification Program:	FDIC

	Loan before Restructuring
4	Unpaid principal balance	450000
5	Remaining term	298
6	Interest rate	0.06500
7	Next ARM reset rate (if within next 4 months)	0.00000
8	Interest Paid-To-Date	20091230
9	Delinquency Status	F
10	Monthly payment - P&I	3047
11	Monthly payment - T&I	200
	Total monthly payment	3247
12	Household current annual income	55000
13	Valuation Date	20100901
14	Valuation Amount	350000

15	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	AVM

	Terms of Modified/Restructured Loan
16	1st Trial Payment Due Date	20090201
17	Modification Effective Date	20090501
18	Net Principal balance (net of forbearance & principal reduction)	403147
19	Principal forbearance	60040
20	Principal reduction	0
21	Product (fixed or step)	step
22	Remaining amortization term	480
23	Maturity date	20490501
24	Interest rate	0.02000
25	Next Payment due date	20090601
26	Monthly payment - P&I	1221
27	Monthly payment - T&I	200
	Total monthly payment	1421
28	Next reset date	20140501
29	Interest rate change per adjustment	0.01000
30	Lifetime interest rate cap	0.05530
31	Back end DTI	0.45000

	Restructuring Loss Calculation
32	Previous NPV of loan modification	458740

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

33	Less: Post modification principal payments	2500
	Plus:
35	Attorneys’ fees	0

36	Foreclosure costs, including title search, filing fees, advertising, etc.	500
37	Property protection costs, maint. and repairs	0
38	Tax and insurance advances	2500
	Other Advances
39	Appraisal/Broker’s Price Opinion fees	100
40	Inspections	0
41	Other	0
	Gross balance recoverable by Assuming Institution	459340

	Cash Recoveries:
52	MI Claim Date	20090119
53	MI Claim Amount	0
54	MI Response Date	20090519
42	MI contribution	0
43	Other credits	0
44	T & I escrow account balances, if positive	0
	Total Cash Recovery	0

	Assumptions for Calculating Loss Share Amount, Restructured Loan:
45	Discount rate for projected cash flows	0.05530
46	Loan prepayment in full	120
47	NPV of projected cash flows (see amort schd3)	364556

48	Loss Amount	94784

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Notes to Exhibits 2a (Restructuring)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross balance recoverable by the Assuming Institution and the total cash recovery. There are three methods of calculation for Restructuring Loss:

a.                                      Use Exhibit 2a(1) for loans written down to book value prior to the Bank Closing Date (based on the loan balance specified on Schedule 4.15A) less any post closing principal payments.

b.                                      If a Restructuring Loss has already been processed for the loan, use Exhibit 2a(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss.

c.                                       Otherwise, use Exhibit 2a(2). The unpaid balance of the loan as of the last payment date is the starting point for this Restructuring Loss calculation.

3.                                      The gross balance recoverable by the Assuming Institution (shown after line 41) is calculated as: the sum of lines 50-51, and 35-41 for Exhibit 2a(1), the sum of lines 4, and 34-41 for Exhibit 2a(2), line 32 minus line 33 plus lines 35-41 for Exhibit 2a(3). Costs specified in lines 35-41 must be related to the second restructuring.

4.                                      For all Exhibits 2a, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

5.                                      For all Exhibits 2a, the total cash recovery is calculated as the sum of the lines 52-54 and 42-44.

6.                                      For purposes of loss sharing, Losses on Restructured Loans are calculated as the difference between the gross balance recoverable by the Assuming Institution and the Net Present Value (NPV) of the estimated cash flows (line 47). The cash flows should assume no default or prepayment for ten years, followed by prepayment in full at the end of ten (10) years (one hundred twenty (120) months).

7.                                     Reasonable and customary third party attorneys’ fees and expenses incurred by or on behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

8.                                      For owner-occupied residential loans, the NPV is calculated using then current Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans as of the restructuring date.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

9.                                      For Investor-Owned Residential Loans or non-owned occupied residential loans, the Assuming Institution may propose a commercially reasonable discount rate for the NPV calculation.

10.                               If the new loan is an adjustable-rate loan, interest rate resets and related cash flows should be projected based on the index rate in effect at the date of the loan restructuring. If the restructured loan otherwise provides for specific changes in monthly principal and interest (“P&I”) payments over the term of the loan, those changes should be reflected in the NPV. The Assuming Institution must retain the supporting schedules of NPV as required by Section 5.2 of the Single Family Shared-Loss Agreement and provide it to the FDIC if requested for a sample audit.

11.                               Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs, or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

12.                               If Exhibit 2a(1) or 2a(3) is used, then no Accrued Interest may be included as a Covered Loss. Otherwise, the amount of Accrued Interest that may be added to the balance of the loan is limited to the minimum of:

a.                                      ninety (90) days;

b.                                      the number of days that the loan is delinquent at the time of restructuring; or

c.                                       the number of days between the resolution date and the restructuring.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2b(1)

CALCULATION OF SHORT-SALE LOSS

(WRITTEN DOWN TO BOOK VALUE)

Note: This is an example only and not representative of any transaction.

Exhibit 2b(1)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	62201

3	Interest Paid-to-Date	20071130
4	Short Payoff Date	20090522
5	Note Interest rate	0.08500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	45000
8	Estimated NPV of loan mod	220000
9	Valuation Date	20090121
10	Valuation Amount	300000
11	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Short-Sale Loss calculation
13	Net Book Value per Schedule 4.15A	300000
14	Less: Post closing principal payments	0
17	Accrued interest, limited to 90 days	6375
18	Attorneys’ fees	75

19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	250
23	Inspections	600
24	Other	0
25	Incentive to borrower	5000
	Gross balance recoverable by Assuming Institution	312300

	Cash Recoveries:
26	Amount accepted in Short-Sale (proceeds gross of claimed amounts)	275000
27	Hazard Insurance	0
33	MI Claim Date	20090119
34	MI Claim Amount	0
35	MI Response Date	20090519
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

30	Other credits, if any (itemize)	0
	Total Cash Recovery	275000

31	Loss Amount	37300

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2b(2)

CALCULATION OF LOSS FOR SHORT-SALE LOANS

(NO PRECEDING LOAN MODIFICATION UNDER LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2b(2)

CALCULATION OF LOSS FOR SHORT SALE LOANS

No Preceding Loan Restructure under Loss Share

1	Shared-Loss Month:	20090531
2	Loan #	58776

3	Interest Paid-to-Date	20080731
4	Short Payoff Date	20090417
5	Note Interest rate	0.07750
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	38500
8	Estimated NPV of loan mod	200000
9	Valuation Date	20090121
10	Valuation Amount	300000
11	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Short-Sale Loss calculation
12	Loan UPB	375000
17	Accrued interest, limited to 90 days	7266
18	Attorneys’ fees	0

19	Foreclosure costs, including title search, filing fees, advertising, etc.	400
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	1450
21	Tax and insurance advances	0
	Other Advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	2000
	Gross balance recoverable by Assuming Institution	387066

	Cash Recoveries:
26	Amount accepted in Short-Sale (proceeds gross of claimed amounts)	275000
27	Hazard Insurance	0
33	MI Claim Date	20090119
34	MI Claim Amount	0
35	MI Response Date	20090519
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	0

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

30	Other credits, if any (itemize)	0
	Total Cash Recovery	275000

31	Loss Amount	112066

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2b(3)

CALCULATION OF LOSS FOR SHORT-SALE LOANS

(AFTER A COVERED LOAN MODIFICATION)

Note: This is an example only and not representative of any transaction.

Exhibit 2b(3)

CALCULATION OF LOSS FOR SHORT SALE LOANS

Short-Sale after Covered Loan Restructuring

1	Shared-Loss Month:	20090531
2	Loan #	20076

3	Interest paid-to-date	20080930
4	Short Payoff Date	20090402
5	Note Interest rate	0.07500
9	Valuation Date	20090121
10	Valuation Amount	230000

11	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Short-Sale Loss calculation
15	NPV of projected cash flows at first loan mod	311000
16	Less: Post modification principal payments	1000
	Plus:
18	Attorneys’ fees	0
19	Foreclosure costs, including title search, filing fees, advertising, etc.	0
20	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
21	Tax and insurance advances	0
	Other advances
22	Appraisal/Broker’s Price Opinion fees	350
23	Inspections	600
24	Other	0
25	Incentive to borrower	3500

	Gross balance recoverable by Assuming Institution	314450

	Cash Recoveries:

26	Amount accepted in Short-Sale (proceeds gross of claimed amounts)	210000
27	Hazard Insurance	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance	0
29	T & I escrow account balance, if positive	400
30	Other credits, if any (itemize)	0
	Total Cash Recovery	210400

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

31	Loss Amount	104050

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Notes to Exhibits 2b (Short-Sale)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross balance recoverable by Assuming Institution and the total cash recovery. There are three methods of calculation for Short-Sale Loss, depending upon the circumstances:

a.                                      Use Exhibit 2b(1) for loans written down to book value prior to bank failure (based on the loan balance specified on Schedule 4.15A) less any post closing principal payments.

b.                                      If a Restructuring Loss was submitted prior to the short sale, use Exhibit 2b(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss less post-modification principal payments.

c.                                       Otherwise, use Exhibit 2b(2). The unpaid balance of the loan as of the last payment date is the starting point for this Short-Sale Loss calculation.

3.                                      The gross balance recoverable by the Assuming Institution (shown after line 25) is calculated as: line 13 minus line 14 plus lines 18-25 for Exhibit 2b(1), the sum of lines 12, 17-25 for Exhibit 2b(2), line 15 minus line 16 plus lines 18-25 for Exhibit 2b(3).

4.                                      For all Exhibits 2b, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

5.                                      The total cash recovery is calculated as the sum of lines 26-30 for all Exhibits 2b and is shown after line 30.

6.                                      Reasonable and customary third party attorneys’ fees and expenses incurred by on or behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

7.                                     Do not include late fees, prepayment penalties or any similar lender fees or charges by the Failed Bank or the Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs, or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

8.                                      Net liquidation proceeds are gross of any claimed amounts and Accrued Interest amounts.

9.                                      If Exhibit 2b(1) or 2b(3) is used, then no Accrued Interest may be included as a Covered Loss. Otherwise, the amount of Accrued Interest that may be included as a Covered Loss is limited to the minimum of:

a.                                      ninety (90) days;

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

b.                                      the number of days that the loan is delinquent when the property was sold; or

c.                                       the number of days between the resolution date and the date when the property was sold.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2c(1)

CALCULATION OF FORECLOSURE LOSS

(ORE OR FORECLOSURE OCCURRED PRIOR TO LOSS SHARE AGREEMENT)

Note: This is an example only and not representative of any transaction.

Exhibit 2c(1)

CALCULATION OF FORECLOSURE LOSS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month	20090630
2	Loan no:	364574

3	Interest Paid-To-Date	20071001
4	Foreclosure sale date	20080202
5	Liquidation date	20090412
6	Note Interest rate	0.08100
10	Valuation Date	20090121
11	Valuation Amount	228000

12	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT

	Foreclosure Loss calculation
13	Net Book Value per Schedule 4.15A	244900
14	Less: Post closing principal payments	0

	Costs incurred after Loss Share agreement in place:
19	Attorneys’ fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	0
21	Property protection costs, maint. and repairs	6500
22	Tax and insurance advances	0
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Assuming Institution	251400

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	219400
27	Hazard Insurance proceeds	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	219400

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

31	Loss Amount	32000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2c(2)

CALCULATION OF FORECLOSURE LOSS

(DURING THE TERM OF THE AGREEMENT,

NO PRECEDING LOAN MODIFICATION UNDER LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2c(2)

CALCULATION OF FORECLOSURE LOSS

No Preceding Loan Restructuring under Loss Share

1	Shared-Loss Month	20090531
2	Loan no:	292334

3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.08000
7	Occupancy	Owner
	If owner occupied:
8	Household current annual income	42000
9	Estimated NPV of loan mod	195000
10	Valuation Date	20090121
11	Valuation Amount	235000
12	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT BPO

	Foreclosure Loss calculation
15	Loan Principal balance at property reversion	300000
	Plus:
18	Accrued interest, limited to 90 days	6000
19	Attorneys’ fees	0

20	Foreclosure costs, including title search, filing fees, advertising, etc.	500
21	Property protection costs, maint. and repairs	5500
22	Tax and insurance advances	1500
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	50
25	Other	0

	Gross balance recoverable by Assuming Institution	313550

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	205000
27	Hazard Insurance proceeds	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance proceeds	0

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	205000

31	Loss Amount	108550

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2c(3)

CALCULATION OF FORECLOSURE LOANS

(FORECLOSURE AFTER COVERED LOAN MODIFICATION)

Note: This is an example only and not representative of any transaction.

Exhibit 2c(3)

CALCULATION OF FORECLOSURE LOSS

Foreclosure after a Covered Loan Restructuring

1	Shared-Loss Month	20090531
2	Loan no:	138554

3	Interest Paid-to-Date	20080430
4	Foreclosure sale date	20090115
5	Liquidation date	20090412
6	Note Interest rate	0.04000
10	Valuation Date	20081215
11	Valuation Amount	210000

12	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	EXT

	Foreclosure Loss calculation
16	NPV of projected cash flows at loan mod	285000
17	Less: Post modification principal payments	2500
	Plus:
19	Attorneys’ fees	0
20	Foreclosure costs, including title search, filing fees, advertising, etc.	500
21	Property protection costs, maint. and repairs	7000
22	Tax and insurance advances	2000
	Other Advances
23	Appraisal/Broker’s Price Opinion fees	0
24	Inspections	0
25	Other	0

	Gross balance recoverable by Assuming Institution	292000

	Cash Recoveries:
26	Net liquidation proceeds (from HUD-1 settl stmt)	201000
27	Hazard Insurance proceeds	0
33	MI Claim Date	19000100
34	MI Claim Amount	0
35	MI Response Date	19000100
28	Mortgage Insurance proceeds	0
29	T & I escrow account balances, if positive	0
30	Other credits, if any (itemize)	0
	Total Cash Recovery	201000

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

31	Loss Amount	91000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Notes to Exhibits 2c (Foreclosure)

1.                                      The data shown are for illustrative purposes.

2.                                     The Covered Loss is the difference between the gross balance recoverable by Assuming Institution and the total cash recovery. There are three methods of calculation for Foreclosure Loss, depending upon the circumstance:

a.                                      Use Exhibit 2c(1) for loans written down to book value prior to bank failure (based on the loan balance specified on Schedule 4.15A) less any post closing principal payments.

b.                                      If a Restructuring Loss was submitted prior to the foreclosure liquidation, use Exhibit 2c(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss less post modification principal payments.

c.                                       Otherwise, use Exhibit 2c(2). The unpaid balance of the loan as of the last payment date is the starting point for this Foreclosure Loss calculation.

3.                                      The gross balance recoverable by the Assuming Institution (shown after line 25) is calculated as: line 13 minus line 14 plus lines 19-25 for Exhibit 2c(1), the sum of lines 15, 18-25 for Exhibit 2c(2), line 13 minus line 14 plus lines 19-25 for Exhibit 2c(3).

4.                                      For all Exhibits 2c, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

5.                                      The total cash recovery is calculated as the sum of lines 26-30, 33-35 for all Exhibits 2c and is shown after line 30.

6.                                      Reasonable and customary third party attorneys’ fees and expenses incurred by or on behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

7.                                      Do not include late fees, prepayment penalties or any similar lender fees or charges by the Failed Bank or the Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs, or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

8.                                      Net liquidation proceeds are gross of any claimed amounts and Accrued Interest amounts.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

9.                                      If Exhibit 2c(1) or 2c(3) is used, then no Accrued Interest may be included as a Covered Loss. Otherwise, the amount of Accrued Interest that may be included as a Covered Loss is limited to the minimum of:

a.                                      ninety (90) days;

b.                                      the number of days that the loan is delinquent when the property was sold; or

c.                                       the number of days between the resolution date and the date when the property was sold.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2d(1)

CALCULATION OF HOME EQUITY LOAN LOSS

Note: This is an example only and not representative of any transaction.

1	Shared-Loss Month:	20090531
2	Loan #	58776

3	Interest paid-to-date	20081201
4	Charge-Off Date	20090531
5	Note Interest rate	0.03500
6	Occupancy	Owner
	If owner occupied:
7	Household current annual income	0
8	Valuation Date	20090402
9	Valuation Amount	230000

10	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	BPO
11	Balance of superior liens	300000

	Charge-Off Loss calculation
12	Loan Principal balance	55000
13	Charge-off amount (principal only)	55000
	Plus:
14	Accrued interest, limited to 90 days	481
15	Attorneys’ fees	0
16	Foreclosure costs, including title search, filing fees, advertising, etc.	250
17	Property protection costs, maint., repairs and any costs or expenses relating to environmental conditions	0
18	Tax and insurance advances	0
	Other Advances
19	Appraisal/Broker’s Price Opinion fees	75
20	Inspections	0
21	Other	0

	Gross balance recoverable by Assuming Institution	55806

22	Foreclosure sale proceeds	0
23	Hazard Insurance proceeds	0
31	MI Claim Date	19000100
32	MI Claim Amount	0
33	MI Response Date	19000100
24	Mortgage Insurance proceeds	0
25	Tax overage	0
26	First lien payoff	1500
27	Other credits, if any (itemize)	0

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

	Total Cash Recovery	1500

28	Loss Amount	54306

(1) Costs with respect to environmental remediation activities are limited to $200,000 unless prior consent of the FDIC

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2d(2)

CALCULATION OF RECOVERY

WHEN A RESTRUCTURING LOSS HAS BEEN PAID

Note: This is an example only and not representative of any transaction.

Shared-Loss Month:	[input month]
Loan No.:	[input loan no.)

NOTE

The calculation of recovery on a loan for which a Restructuring Loss has been paid will only apply if the loan is sold.

EXAMPLE CALCULATION
Restructuring Loss Information
Loan principal balance before restructuring	$200,000	A
NPV, restructured loan	165,000	B
Loss on restructured loan	$35,000	A – B
Times FDIC applicable loss share % (80%)	80%
Loss share payment to Assuming Institution	$28,000	C
Calculation – Recovery amount due to Receiver
Loan sales price	$190,000
NPV of restructured loan at mod date	165,000
Gain - step 1	25,000	D
PLUS
Loan UPB after restructuring (1)	200,000
Loan UPB at liquidation date	192,000
Gain - step 2 (principal collections after restructuring)	8,000	E
Recovery amount	33,000	D + E
Times FDIC loss share %	80%
Recovery due to FDIC	$26,400	F

Net loss share paid to Assuming Institution (C – F)	$1,600

Proof Calculation (2)
Loan principal balance	$200,000	G

Principal collections on loan	8,000
Sales price for loan	190,000
Total collections on loan	198,000	H
Net loss on loan	$2,000	G – H
Times FDIC applicable loss share % (80%)	80%
Loss share payment to Assuming Institution	$1,600

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

(1) This example assumes that the FDIC loan modification program as shown in Exhibit 5 is applied and the loan restructuring does not result in a reduction in the loan principal balance due from the borrower.

(2) This proof calculation is provided to illustrate the concept and the Assuming Institution is not required to provide this with its Recovery calculations.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Notes to Exhibits 2d (Charge-Off)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the gross loss recoverable by Assuming Institution and the total cash recovery. The gross balance recoverable by the Assuming Institution is calculated as the charge-off amount plus permissible third party fees (sum of lines 13-21). If a charge-off occurred prior to bank failure, the charge-off amount is limited to the loan balance specified on Schedule 4.15A less post closing principal payments. Otherwise the charge-off amount is limited to the outstanding principal balance at the time of the last payment made.

3.                                      For all Exhibits 2d, the Assuming Institution’s (or Third Party Servicer’s) reasonable and customary out-of-pocket costs paid to either a third party or an Affiliate for foreclosure, property protection and maintenance costs, repairs, assessments, taxes, insurance and similar items are treated as part of the gross recoverable balance, to the extent they are not paid from funds in the borrower’s escrow account, and are limited to amounts specified in Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines (as in effect from time to time).

4.                                      The total cash recovery is calculated as the sum of lines 23-27, and is shown after line 27.

5.                                      Reasonable and customary attorneys’ fees and expenses incurred by or on behalf of the Assuming Institution in connection with any enforcement procedures, or otherwise with respect to such loan, are reported under attorneys’ fees.

6.                                      Do not include late fees, prepayment penalties, or any similar lender fees or charges by the Failed Bank or the Assuming Institution to the loan account, any allocation of the Assuming Institution’s servicing costs or any allocations of the Assuming Institution’s general and administrative (G&A) or other operating costs.

7.                                      If a Charge-Off occurred prior to bank failure, no Accrued Interest may be claimed. Otherwise, the amount of Accrued Interest that may be included as a Covered Loss is limited to the minimum of:

a.                                      ninety (90) days;

b.                                      the number of days that the loan is delinquent when the Charge-Off occurred; or

c.                                       the number of days between the resolution date and the Charge-Off date.

To calculate Accrued Interest, apply the note interest rate that would have been in effect if the loan were performing to the principal balance after application of the last payment made by the borrower.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2e(1)

CALCULATION OF LOAN SALE LOSS

(LOAN WRITTEN DOWN TO BOOK VALUE PRIOR TO LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2e(1)

CALCULATION OF LOAN SALE LOSS

Loan written down to book value prior to Loss Share

1	Shared-Loss Month	20100930
22	FDIC Asset ID:	4587999
2	Loan No:

7	Valuation Date	20100330
8	Valuation Amount	250000

9	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT
10	Delinquency Status	F

	Loan Sale Loss calculation
11	Net Book Value per Schedule 4.15A	250000
12	Less: Post closing principal payments	1000
	Gross balance recoverable by Assuming Institution	249000

	Cash Recoveries:
3	Sale Date	20100920
4	Gross Sale Proceeds	220000
16	Other credits, if any (itemize)	0
	Total Cash Recovery	220000

5	Loss Amount	29000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2e(2)

CALCULATION OF LOAN SALE LOSS

(NO PRECEDING LOAN MODIFICATION UNDER LOSS SHARE)

Note: This is an example only and not representative of any transaction.

Exhibit 2e(2)

CALCULATION OF LOAN SALE LOSS

No Preceding Loan restructuring under Loss Share

1	Shared-Loss Month	20100930
21	FDIC Loan ID:	8877050
2	Loan No:

7	Valuation Date	20100330
8	Valuation Amount	210000

9	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT
10	Delinquency Status	F

	Loan Sale Loss calculation
13	UPB	285000
	Gross balance recoverable by Assuming Institution	285000

	Cash Recoveries:
3	Sale Date	20100920
4	Gross Sale Proceeds	200000
16	Other credits, if any (itemize)	0
	Total Cash Recovery	200000

5	Loss Amount	85000

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2e(3)

CALCULATION OF LOAN SALE LOSS

(LOAN SALE AFTER A COVERED LOAN MODIFICATION)

Note: This is an example only and not representative of any transaction.

Exhibit 2e(3)

CALCULATION OF LOAN SALE LOSS

Loan Sale after a Covered Loan Restructuring

1	Shared-Loss Month	20100930
21	FDIC Loan ID:	222512
2	Loan No:

7	Valuation Date	20100330
8	Valuation Amount	230000

9	Valuation Type (INT, EXTP, AVM, BPO, DA, DB, FA, PAU and TV)	INT
10	Delinquency Status	F

	Loan Sale Loss calculation
14	NPV of projected cash flows at loan mod	265000
15	Less: Post modification principal payments	2500
	Gross balance recoverable by Assuming Institution	262500

	Cash Recoveries:
3	Sale Date	20100920
4	Gross Sale Proceeds	205000
16	Other credits, if any (itemize)	0
	Total Cash Recovery	205000

5	Loss Amount	57500

Note: If the calculated Loss Amount is negative, meaning loss event proceeds are greater than the gross balance recoverable by the Assuming Institution, the claim is considered a recovery and reduces the total reported loss claim amount prior to applying the Applicable Percentage. If the total amount of the Certificate loss claim is negative, the payment amount due the FDIC is calculated by applying the Applicable Percentage.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Notes to Exhibits 2e (Loan Sale)

1.                                      The data shown are for illustrative purposes.

2.                                      The Covered Loss is the difference between the outstanding loan balance and the gross sales proceeds. There are three methods of calculation for Loan Sale Loss, depending upon the circumstances:

a.                                      Use Exhibit 2e(1) for loans written down to book value prior to bank failure (based on the loan balance specified on Schedule 4.15A) less any post-closing principal payments.

b.                                      If a Restructuring Loss was submitted prior to the loan sale, use Exhibit 2e(3). This version uses the Net Present Value (NPV) of the modified loan as the starting point for the Covered Loss less post modification principal payments.

c.                                       Otherwise, use Exhibit 2e(2). The unpaid balance of the loan as of the last payment date is the starting point for this Loan Sale Loss calculation.

3.                                      All loan sales require FDIC approval.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2.5

Reserved.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 3

PORTFOLIO PERFORMANCE AND SUMMARY SCHEDULE

SHARED-LOSS LOANS

PORTFOLIO PERFORMANCE AND SUMMARY SCHEDULE

MONTH ENDED:	[input report month]

	#	$
POOL SUMMARY
Loans at Sale Date	xx	xx
Loans as of this month-end	xx	xx

Percent of Total
	#	$	#
PORTFOLIO PERFORMANCE STATUS
Current
30 – 59 days past due
60 – 89 days past due
90 – 119 days past due
120 and over days past due
In foreclosure
ORE
Total

Memo Item:
Loans in process of restructuring — total
Loans in bankruptcy

Loans in process of restructuring by delinquency status
Current
30 - 59 days past due
60 - 89 days past due
90 - 119 days past due
120 and over days past due In foreclosure
Total

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

List of Loans Paid Off During Month

Principal
Loan #	Balance

List of Loans Sold During Month

Principal
Loan #	Balance

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 4

WIRE TRANSFER INSTRUCTIONS

BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

FDIC RECEIVER WIRING INSTRUCTIONS

BANK RECEIVING WIRE

SHORT NAME

ADDRESS OF BANK RECEIVING WIRE

9 DIGIT ABA ROUTING NUMBER

ACCOUNT NUMBER

NAME OF ACCOUNT

ATTENTION TO WHOM

PURPOSE OF WIRE

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 5

FDIC MORTGAGE LOAN MODIFICATION PROGRAM

Objective

The objective of this FDIC Mortgage Loan Modification Program (“Program”) is to modify the terms of certain residential mortgage loans so as to improve affordability, increase the probability of performance, allow borrowers to remain in their homes and increase the value of the loans to the FDIC and assignees. The Program provides for the modification of Qualifying Loans (as defined below) by reducing the borrower’s monthly housing debt to income ratio (“DTI Ratio”) to no more than 31% at the time of the modification and eliminating adjustable interest rate and negative amortization features.

Qualifying Loans

In order for a mortgage loan to be a Qualifying Loan it must meet all of the following criteria, which must be confirmed by the lender:

•                  The collateral securing the mortgage loan is owner-occupied and the owner’s primary residence; and

•      The mortgagee has a first priority lien on the collateral; and

•      Either the borrower is at least 60 days delinquent or a default is reasonably foreseeable.

Modification Process

The lender shall undertake a review of its mortgage loan portfolio to identify Qualifying Loans. For each Qualifying Loan, the lender shall determine the net present value (“NPV”) of the modified loan and shall provide the methodology employed to determine the NPV, and a certification that the lender’s model assumptions are documented and validated through periodic independent reviews. A sound model validation process includes the lender’s modeling assumptions, consideration of industry standards and results and the lender’s own portfolio experiences, other available models or predictors, and any model validation requirements of the lender’s chartering authority.

If the NPV of a Qualifying Loan will exceed the value of the foreclosed collateral upon disposition, then the Qualifying Loan shall be modified so as to reduce the borrower’s monthly DTI Ratio to 31% at the time of the modification. To achieve this, the lender shall use a combination of interest rate reduction, term extension and principal forbearance, as necessary.

The borrower’s monthly DTI Ratio shall be a percentage calculated by dividing borrower’s gross monthly housing payment (including principal, interest, taxes and insurance, any homeowners’ association dues, i.e., PITIA) by the borrower’s monthly income. For the purpose of the foregoing calculation:

(1) the borrower’s monthly income shall be defined as the borrower’s (along with any co-borrowers’) income amount before any payroll deductions and includes wages and salaries, overtime pay, commissions, fees, tips, bonuses, housing allowances, other compensation for

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

personal services, Social Security payments, including Social Security received by adults on behalf of minors or by minors intended for their own support, and monthly income from annuities, insurance policies, retirement funds, pensions, disability or death benefits, unemployment benefits, rental income and other income. All income information must be documented and verified. If the borrower receives public assistance or collects unemployment, the Assuming Institution must determine whether the public assistance or unemployment income will continue for at least nine (9) months.

(2) the borrower’s monthly housing payment shall be the amount required to pay monthly principal and interest plus one-twelfth of the then current annual amount required to pay real property taxes and homeowner’s insurance with respect to the collateral.

In order to calculate the monthly principal payment, the lender shall capitalize to the outstanding principal balance of the Qualifying Loan the amount of all delinquent interest, delinquent taxes, past due insurance premiums, third party fees and (without duplication) escrow advances (such amount, the “Capitalized Balance”).

In order to achieve the goal of reducing the DTI Ratio to 31%, the lender shall take the following steps in the following order of priority with respect to each Qualifying Loan:

1.              Reduce the interest rate to the then current Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans, and adjust the term to 30 years.

2.              If the DTI Ratio is still in excess of 31%, reduce the interest rate further, but no lower than 3%, until the DTI ratio of 31% is achieved, for a period of five (5) years.

3.              If the DTI Ratio is still in excess of 31% after adjusting the interest rate to 3%, extend the remaining term of the loan by 10 years.

4.              If the DTI Ratio is still in excess of 31%, calculate a new monthly payment (the “Adjusted Payment Amount”) that will result in the borrower’s monthly DTI Ratio not exceeding 31%. After calculating the Adjusted Payment Amount, the lender shall bifurcate the Capitalized Balance into two portions — the amortizing portion and the non-amortizing portion. The amortizing portion of the Capitalized Balance shall be the mortgage amount that will fully amortize over a 40-year term at an annual interest rate of 3% and monthly payments equal to the Adjusted Payment Amount. The non-amortizing portion of the Capitalized Balance shall be the difference between the Capitalized Balance and the amortizing portion of the Capitalized Balance. If the amortizing portion of the Capitalized Balance is less than 75% of the current estimated value of the collateral, then the lender may choose not to restructure the loan. If the lender chooses to restructure the loan, then the lender shall forbear on collecting the non-amortizing portion of the Capitalized Balance, and such amount shall be due and payable only upon the earlier of (i) maturity of the modified loan, (ii) a sale of the property or (iii) a pay-off or refinancing of the loan. No interest shall be charged on the non-amortizing portion of the Capitalized Balance, but repayment shall be secured by a first lien on the collateral.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

At the end of the five (5) year period in paragraph 2, above, the interest rate on the modified loan shall adjust to the Primary Mortgage Market Survey® (PMMS) for 30-year fixed-rate loans as of the date of the loan modification, but subject to an annual adjustment cap of one percent (1%) per year. At that time, the monthly amount due by the borrower will also adjust to amortize fully the remaining Capitalized Balance (or, in any case in which the Capitalized Balance was bifurcated, the amortizing portion thereof) over the remaining term of the modified loan.

Special Note:

The NPV calculation used to determine whether a loan should be modified based on the modification process above is distinct and different from the net present value calculation used to determine the Covered Loss if the loan is modified. Please refer only to the net present value calculation described in this exhibit for the modification process, with its separate assumptions, when determining whether to provide a modification to a borrower. Separate assumptions may include, without limitation, the Assuming Institution’s determination of a probability of default without modification, a probability of default with modification, home price forecasts, prepayment speeds, and event timing. These assumptions are applied to different projected cash flows over the term of the loan, such as the projected cash flow of the loan performing or defaulting without modification and the projected cash flow of the loan performing or defaulting with modification.

By contrast, the net present value for determining the Covered Loss is based on a 10 year period. While the assumptions in the net present value calculation used in the modification process may change, the net present value calculation for determining the Covered Loss remains constant.

Related Junior Lien Mortgage Loans

In cases where the lender holds a junior lien mortgage loan that is collateralized by the same property that collateralizes a Qualifying Loan that is modified as described above, the junior lien mortgage loan shall also be modified to enhance overall affordability to the borrower. At a minimum, the lender shall reduce the interest rate on the junior lien mortgage loan to no more than 2% per annum. Further modifications may be made at the lender’s discretion as needed to support affordability and performance of the modified first lien Qualifying Loan.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 5.3(a)

SINGLE FAMILY SHARED-LOSS LOANS

Single Family Active Loan Listing

1.	Property type
2.	Lien Status
3.	Original loan amount
4.	Documentation
5.	Original Credit Score
6.	Original LTV
7.	Original combined LTV
8.	Original front-end DTI
9.	Original back-end DTI
10.	Negative Amortization cap
11.	Property city
12.	Property state
13.	Property street address
14.	Property zip
15.	Maturity date
16.	MI Coverage
17.	Occupancy
18.	Interest rate type
19.	Product Type
20.	Loan amortization type
21.	Lookback
22.	Interest Rate Spread
23.	Interest rate index
24.	Lifetime Interest Rate Cap
25.	Interest rate floor
26.	First interest cap
27.	Periodic interest rate cap
28.	Periodic interest floor
29.	Payment Adjustment Cap
30.	Outstanding Unpaid Principal Balance
31.	Interest rate
32.	Interest Paid to Date
33.	Next payment due date
34.	Scheduled Principal and Interest Amount
35.	Escrow Taxes and Insurance Payment
36.	Escrow balance
37.	Next interest rate reset date
38.	Next payment reset date
39.	Rate reset period
40.	Payment reset period
41.	Payment History

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

42.	Exceptional Loan Status
43.	Valuation date
44.	Valuation amount
45.	Valuation Type
46.	Household income
47.	Current Credit Score
48.	HELOC Maximum Draw Amount
49.	HELOC Draw Period End Date
50.	Superior Lien Balance
51.	FDIC Asset ID
52.	Origination Date
53.	Last Renewal Date
54.	Number of Renewals
55.	Guarantor
56.	Nonaccrual
57.	Last Payment Date
58.	LSBO
59.	Undisbursed Commitment availability
60.	Credit Line Status
61.	HELOC Amount Advanced

Non-Single Family Active Loan Listing

1.	Borrower ID
2.	Short Name
3.	Long Name
4.	Address line 1
5.	Address line 2
6.	Address line 3
7.	City
8.	State
9.	Zip Code
10.	Taxpayer ID
11.	Business Type
12.	Relationship Name
13.	Relationship ID
14.	Credit Score
15.	Stock symbol
16.	Out of Territory
17.	Insiders and Employees
18.	Lending Division
19.	Lending Officer
20.	Branch ID

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

21.	Note number
22.	Balance outstanding
23.	Undisbursed Commitment availability
24.	Original Amount
25.	Origination Date
26.	Last renewal date
27.	Maturity Date
28.	Last extension date
29.	Number of renewals
30.	Number of extensions
31.	Note purpose
32.	Collateral Code
33.	Interest Rate
34.	Interest Rate Index
35.	Interest Rate Spread
36.	Interest earned not collected
37.	Borrower’s internal rating
38.	Borrower’s rating date
39.	Note risk rating
40.	Note balance rated pass
41.	Note balance rated special mention
42.	Note balance rated substandard
43.	Note balance rated doubtful
44.	Charge off amount
45.	Specific Reserve
46.	Shared National Credit
47.	Guarantor
48.	Days Past Due
49.	Interest paid-to date
50.	Nonaccrual
51.	Times Past Due 30 59
52.	Times Past Due 60 89
53.	Times Past Due 90+
54.	Loan Type
55.	FFIEC Code
56.	Participation indicator
57.	Amount Sold
58.	Participation Sold Original Amount
59.	Collateral description
60.	Loan for sale
61.	Next due date

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

62.	Payment frequency
63.	Variable Rate
64.	Periodic Interest Rate Cap
65.	Interest Rate Reset Interval
66.	Lifetime Interest Rate Cap
67.	Troubled Debt Restructured
68.	Amortizing/Non-amortizing status
69.	Payment amount
70.	Last Payment Date
71.	Capitalized Interest
72.	Number of payments in contract
73.	Collateral Value
74.	Collateral Valuation/Appraisal Date
75.	Lien Status
76.	Block Numbering Area or Census Tract
77.	MSA Code
78.	Dealer Code
79.	Dealer Reserve Balance
80.	Escrow Balance
81.	Co-maker/Joint-maker
82.	Late Charges
83.	FDIC Asset ID
84.	FDIC Asset Type
85.	Share-Loss Quarter
86.	Collateral Property street address
87.	Collateral Property city
88.	Collateral Property state
89.	Collateral Property zip
90.	Payment reset period
91.	First payment date
92.	Interest rate floor
93.	First interest cap
94.	Original LTV
95.	Original combined LTV
96.	Next interest rate reset date
97.	Exceptional Loan Status
98.	Valuation Type
99.	Superior Loan Balance
100.	Modification
101.	Other Adjustments
102.	Assumed Commitment Advances

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

103.	Permitted Advances
104.	Capital Expenditures
105.	Interest Reserve
106.	Net Operating Income

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

ARTICLE 1. GENERAL		1

1.1	Purpose	1
1.2	Relationship with Purchase and Assumption Agreement	1
1.3	Defined Terms	1

ARTICLE 2. SHARED-LOSS ARRANGEMENT		1

2.1	Accounting for and Management of Shared-Loss Assets	1
2.2	Payments with Respect to Shared-Loss Assets	2
2.3	Payments Applicable to Shared-Loss Quarters	2
2.4	Payments Applicable to Recovery Quarters	3
2.6	Limitation on Payments	3
2.7	Expenses	5
2.8	Permitted Advances and Amendments	8
2.9	Recovery	9
2.10	Treatment as a Shared-Loss Asset	12
2.11	Receiver’s Option to Purchase	12

ARTICLE 3. ADMINISTRATION OF SHARED-LOSS ASSETS		14

3.1	Management Standards Regarding Administration	14
3.2	Assuming Institution’s Responsibilities and Duties	14
3.3	Third Party Servicers and Affiliates	15
3.4	Utilization by the Assuming Institution of Special Receivership Powers	16
3.5	Tax Ruling	17

ARTICLE 4 SALE OF CERTAIN SHARED-LOSS ASSETS		17

4.1	Sales of Shared-Loss Assets	17
4.2	Calculation of Gain or Loss on Sale	17
4.3	Sale of ORE, Additional ORE or Subsidiary ORE	17

ARTICLE 5. CERTIFICATES, REPORTS AND RECORDS		18

5.1	Reporting Obligations of the Assuming Institution	18
5.2	Quarterly Certificates	18
5.3	Notification of Certain Transactions	19
5.4	Notification of Related Loans	20
5.5	Auditor’s Report; Right to Audit	20
5.6	Accounting Principles	21
5.7	Records and Reports	21

ARTICLE 6. MISCELLANEOUS		22

6.1	Expenses	22
6.2	Successors and Assigns	22
6.3	Waiver of Jury Trial	23
6.4	No Third Party Beneficiary	23
6.5	Consent; Determination of Discretion	23
6.6	Rights Cumulative	23
6.7	References	23
6.8	Notice	23

ARTICLE 7. DISPUTE RESOLUTION		24

7.1	Methods of Resolution	24
7.2	Informal Resolution	24
7.3	Resolution by Non-Binding Dispute Resolution Proceeding	24
7.4	Confidentiality of Compromise Negotiations	25
7.5	Payment Resulting from Compromise Negotiations	25
7.6	Formal Resolution	25
7.7	Limitation on FDIC Party	26
7.8	Effectiveness of Agreement Pending Dispute	26
7.9	Governing Rules and Law	26
7.10	Review Board Proceedings	26
7.11	Impartiality	28
7.12	Schedule	28
7.13	Written Award	28
7.14	Interest Rate on Award	28
7.15	Payments	29
7.16	Fees, Costs and Expenses	29
7.17	Binding and Conclusive Nature	29
7.18	No Precedent	29
7.19	Confidentiality; Proceedings, Information and Documents	29
7.20	Confidentiality of Arbitration Award	30
7.21	Extension of Time Periods	30
7.22	Venue	30

ARTICLE 8. DEFINITIONS		30

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

C-i

EXHIBITS

SCHEDULES

		Page
* Loans Subject to Loss-Sharing under the Commercial Shared-Loss Agreement	Schedule 4.15B	45
Shared-Loss Subsidiaries	Schedule 4.15D	46

*          This Schedule has been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Talmer Bancorp, Inc. agrees to furnish a copy of such Schedule to the Securities and Exchange Commission upon request.

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C-ii

EXHIBIT 4.15B

COMMERCIAL SHARED-LOSS AGREEMENT

A.                                    This Commercial Shared-Loss Agreement and the Exhibits attached hereto and incorporated herein by this reference (collectively, the “Agreement”) is made pursuant to and as of the date of that certain Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”) among the Receiver, the Assuming Institution and the Corporation, to which this Agreement is attached.

B.                                    This Agreement shall apply only if the Assuming Institution has purchased Shared-Loss Assets (as defined herein) pursuant to the Purchase and Assumption Agreement. Subject to the provisions of this Agreement, it is the intention of the parties that the Receiver and the Assuming Institution shall share certain losses, expenses and Recoveries (as defined herein).

A G R E E M E N T

ARTICLE 1.                        GENERAL.

1.1.                            Purpose. The purpose of this Agreement is to set forth requirements regarding, among other things, management of Shared-Loss Assets by the Assuming Institution and procedures for notices, consents, reporting and payments. In administering the Shared-Loss Assets, the Assuming Institution shall at all times comply with the Management Standards set forth in Article 3.

1.2.                            Relationship with Purchase and Assumption Agreement. To the extent that any inconsistencies may arise between the terms of the Purchase and Assumption Agreement and this Agreement with respect to the subject matter of this Agreement, the terms of this Agreement shall control.

1.3.                            Defined Terms. The capitalized terms used in this Agreement have the meanings defined or referenced in Article 8.

ARTICLE 2.                        SHARED-LOSS ARRANGEMENT.

2.1.                            Accounting for and Management of Shared-Loss Assets.

(a)                                 Initial Values. The Assuming Institution shall record the Shared-Loss Assets on its Accounting Records at their respective Book Values as of the Commencement Date.

(b)                                 Adjustments. After the Commencement Date, the Assuming Institution shall adjust the Book Values of the Shared-Loss Assets in accordance with this Agreement, the Examination Criteria and Article VIII of the Purchase and Assumption Agreement.

(c)                                  Management. The Assuming Institution shall manage and account for the Shared-Loss Assets in accordance with this Agreement.

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2.2.                            Payments with Respect to Shared-Loss Assets.

(a)                                 Calculation and Method of Payments. Subject to the conditions of this Agreement, the parties shall make the payments set forth in this Article 2. All payments made by a party under this Agreement shall be made by wire transfer.

(b)                                 Timing of Payments.

(i)                                     Payments by the Receiver under this Article 2 shall be made within thirty (30) days following the date on which the Receiver receives the Quarterly Certificate with respect to each Shared-Loss Quarter or Recovery Quarter, provided that the Quarterly Certificate is complete, accurate, timely and in compliance with the requirements of this Agreement.

(ii)                                  Payments by the Assuming Institution under this Article 2 shall be made on or before the due date for the Quarterly Certificate for each Shared-Loss Quarter or Recovery Quarter, as applicable.

(c)                                  Source of Receiver’s Funds. Payment obligations of the Receiver with respect to this Agreement shall be treated as administrative expenses of the Receiver pursuant to 12 U.S.C § 1821(d)(11). To the extent that the Receiver requires funds to make payments relating to Shared-Loss Assets pursuant to this Agreement, the Receiver shall request funds under the Master Loan and Security Agreement between the FDIC in its corporate capacity and the FDIC in its receivership capacity, with respect to any receivership, dated as of May 21, 2009, as amended.

(d)                                 Shared-Loss Subsidiaries. Covered Losses with respect to Subsidiary Shared-Loss Loans and Subsidiary ORE shall not exceed the Applicable Percentage of the Investment in Subsidiary of each Shared-Loss Subsidiary, if any, identified on Schedule 4.15D as the owner of each such Subsidiary Shared-Loss Loans or Subsidiary ORE.

2.3.                            Payments Applicable to Shared-Loss Quarters. For each Shared-Loss Quarter, pursuant to the applicable Quarterly Certificate, one of the payments described at (a) or (b) below shall be made, as appropriate, with respect to Shared-Loss Assets:

(a)                                 Covered Loss Payments by the Receiver. The Receiver shall pay to the Assuming Institution the “Covered Loss” which is an amount equal to:

(i)                                     the sum of the Applicable Percentage of:

(A)                                    Charge-Offs; plus

(B)                                    Reimbursable Expenses attributable to Shared-Loss Assets; minus

(C)                                    Recoveries; and

(ii)                                  fifty per cent (50%) of collections on Fully Charged-Off Assets less fifty per cent (50%) of any expenses attributable to such Fully Charged-Off Assets,

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provided and only to the extent that such expenses would be Reimbursable Expenses if such Fully Charged-Off Assets were Shared-Loss Assets.

(b)                                 Covered Gain Payments by the Assuming Institution. If the result of the calculation described in Section 2.3(a) is a negative amount (the “Covered Gain”), the Assuming Institution shall pay such amount to the Receiver.

2.4.                            Payments Applicable to Recovery Quarters. For each Recovery Quarter, pursuant to the applicable Quarterly Certificate, the payments described at (a) and (b) below shall be made, as appropriate, with respect to Shared-Loss Assets:

(a)                                 Payments by the Receiver. The Receiver shall pay to the Assuming Institution an amount equal to the Applicable Percentage of any Reimbursable Expenses, for the period through and including the last Shared-Loss Quarter, which are specified on the Quarterly Certificate for the first Recovery Quarter.

(b)                                 Payments by the Assuming Institution. The Assuming Institution shall pay to the Receiver:

(i)                                     an amount equal to the Applicable Percentage of Net Recoveries for each Recovery Quarter; plus

(ii)                                  an amount equal to fifty per cent (50%) of any collections on Fully Charged-Off Assets minus fifty per cent (50%) of any Reimbursable Expenses attributable to such Fully Charged-Off Assets.

(c)                                  Net Recoveries. “Net Recoveries” means gross Recoveries during any Calendar Quarter minus Reimbursable Expenses during such Calendar Quarter.

(d)                                 Negative Net Recoveries. If Net Recoveries received in a Recovery Quarter is a negative amount, then the amount of such Net Recoveries shall be offset against the amount of gross Recoveries received in the following Recovery Quarter to determine the amount of Net Recoveries for that following Recovery Quarter. If, after applying the preceding provisions, Net Recoveries received in any subsequent Recovery Quarter is also a negative amount, the provisions of this Section 2.4(d) shall continue to apply to determine the amount of Net Recoveries in each such subsequent Recovery Quarter.

2.5.                            Reserved.

2.6.                            Limitation on Payments.

(a)                                 Failure to Administer. If the Assuming Institution fails to administer any Shared-Loss Asset in accordance with the provisions of Article 3, the Receiver may determine that such asset will not be treated as a Shared-Loss Asset pursuant to this Agreement.

(b)                                 Receiver’s Right to Withhold Payment. Notwithstanding any other provision of this Article 2, the Receiver may withhold all or any portion of a payment to the Assuming Institution of the amount requested in a Quarterly Certificate if the Receiver determines that:

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(i)                                     the Quarterly Certificate is incomplete, inaccurate or untimely;

(ii)                                  based upon the Examination Criteria, a Charge-Off of a Shared-Loss Asset should not have been effected by the Assuming Institution;

(iii)                               there is a reasonable basis under the terms of this Agreement for denying the eligibility of amounts included in a Quarterly Certificate for which reimbursement or payment is sought;

(iv)                              with respect to a particular Shared-Loss Asset, the Assuming Institution has not complied or is not complying with the Management Standards;

(v)                                 the Assuming Institution has failed to comply with the requirements set forth in Section 5.5 including, but not limited to permitting the Receiver, its agents, contractors and/or employees to determine compliance with this Agreement pursuant to Section 5.5(c); or

(vi)                              a retroactive accounting adjustment is to be made by the Receiver pursuant to Section 5.5(c).

(c)                                  Opportunity to Cure; Payment.

(i)                                     In the event that a determination is made to withhold an amount pursuant to Section 2.6(b), the Receiver shall provide the Assuming Institution with notice detailing the grounds for withholding such amount and the Assuming Institution shall cure any deficiency within a reasonable period of time.

(ii)                                  If the Assuming Institution demonstrates to the satisfaction of the Receiver that the grounds for withholding a payment, or any part thereof, no longer exist or have been cured, the Receiver shall pay the Assuming Institution the amount which the Receiver determines is eligible for payment within thirty (30) days following the date of such determination.

(iii)                               If the Assuming Institution does not cure any such deficiency within a reasonable period of time, the Receiver may withhold payment as described in Section 2.6 (b) with respect to the affected Shared-Loss Asset(s), but such withholding will not affect the Receiver’s obligation to make any other payment properly due pursuant to this Agreement.

(d)                                 Adjustments. In the event that the Receiver withholds payment with respect to a Charge-Off of a Shared-Loss Asset or determines pursuant to Section 2.6(b) that a payment was improperly made, the Assuming Institution and the Receiver shall, upon final resolution of such issue, make such accounting adjustments and payments as may be necessary to give retroactive effect to such actions.

(e)                                  Interest on Payments. Any payment by the Receiver pursuant to Section 2.6(d) shall be made together with interest on the amount thereof that accrues with effect from five (5) Business Days after the date on which payment was agreed or determined to be due until such amount is paid. The annual interest rate shall be determined by the Receiver based on the

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coupon equivalent of the three (3)-month U.S. Treasury Bill Rate in effect as of the first Business Day of each Calendar Quarter during which such interest accrues as reported in the Federal Reserve Board Statistical Release for Selected Interest Rates H.15 opposite the caption “Treasury bills (secondary market), 3-Month” or, if not so reported for such day, for the next preceding Business Day for which such rate was so reported.

(f)                                   Determination of Disputes. Any dispute arising under this Section 2.6 shall be resolved pursuant to the dispute resolution procedures of Article 7.

2.7.                            Expenses.

(a)                                 Reimbursable Expenses. Reimbursable Expenses incurred by the Assuming Institution for a product, service or activity may be reimbursable or recoverable by the Assuming Institution and may be included for the purpose of calculating payments relating to Shared-Loss Assets. “Reimbursable Expenses” means actual, reasonable and necessary out-of-pocket expenses incurred in the usual, prudent and lawful management of a Shared-Loss Asset which are paid to third parties by or on behalf of the Assuming Institution or its Affiliates for a Shared-Loss Quarter or a Recovery Quarter, as applicable, in respect of the following expenditure:

(i)                                     expenses to recover amounts owed with respect to:

(A)                               Shared-Loss Assets as to which a Charge-Off was effected prior to the end of the final Shared-Loss Quarter as reflected on the Accounting Records of the Assuming Institution; and

(B)                               Failed Bank Charge-Offs;

(ii)                                  expenses to recover amounts described in paragraph (i) which relate to an Environmental Assessment and any environmental conditions relating to the Shared-Loss Assets, including remediation expenses for any pollutant or contaminant and fees for consultants retained to assess the presence, storage or release of any hazardous or toxic substance or any pollutant or contaminant relating to the collateral securing a Shared-Loss Asset that has been fully or partially charged-off, in each case up to a maximum of $200,000 per Shared-Loss Asset, except as provided in the last paragraph of this Section 2.7(a);

(iii)                               ORE Expenses to the extent that such amount exceeds any ORE Income;

(iv)                              reasonable and necessary litigation expenses with respect to maximizing Recoveries of Shared-Loss Assets but excluding amounts, if any, incurred with respect to any alleged improper conduct of the Assuming Institution;

(v)                                 fees incurred for attorneys, appraisers and other independent professional consultants engaged as necessary to assist in collections of Shared-Loss Assets, up to a maximum of $100,000 per Shared-Loss Asset, except as provided in the last paragraph of this Section 2.7(a);

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(vi)                              a proportion of expenses for collections by or on behalf of the Assuming Institution on an Asset other than a Shared-Loss Asset with a Book Value greater than zero which are applied to both that Book Value and to a Failed Bank Charge-Off, equal to the collections on such Asset which are applied to the Failed Bank Charge-Off divided by the total collections on such Asset; and

(vii)                           with respect to the final Recovery Quarter, Reimbursable Expenses may include (A) a Net ORE Loss Carryforward if applicable and to the extent set forth in Section 2.9(g)(iii) and (B) any ORE Expenses to the extent that such amount exceeds ORE Income.

If the Assuming Institution estimates in good faith that required expenditures for the purposes described (A) in paragraph (ii) may exceed $200,000 or (B) in paragraph (v) may exceed $100,000 with respect to a particular Shared-Loss Asset, and provides the Receiver with advance notice and details thereof prior to incurring any such expenditure, the Receiver may, in its sole and absolute discretion, consent to such greater amount being deemed a Reimbursable Expense for purposes of this Agreement.

(b)                                 Exclusions. Reimbursable Expenses do not include the following:

(i)                                     Capitalized Expenditures;

(ii)                                  amounts paid to Affiliates of the Assuming Institution;

(iii)                               with respect to Shared-Loss Assets with prior Failed Bank Charge-Offs or Charge-Offs or write-downs for which the Assuming Institution is recognizing interest income as described in Section 2.9(d), the portion of the expense attributable to that Shared-Loss Loan which is derived by applying the calculation set forth in Exhibit 2.7;

(iv)                              Federal, State or local income taxes and expenses related thereto;

(v)                                 salaries, other compensation and related benefits of employees of the Assuming Institution and its Affiliates including, without limitation, bonus, commission or severance arrangements, training, payroll taxes, dues and travel- or relocation-related expenses;

(vi)                              the cost of space occupied by the Assuming Institution or its Affiliates and their respective staff and the rental and maintenance of furniture and equipment;

(vii)                           expenses for data processing, including the purchase or enhancement of data processing systems;

(viii)                        except as expressly permitted in Sections 2.7(a)(ii) and 2.7(a)(v), fees for accounting and other independent professional consultants;

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(ix)                              allocated portions of any other overhead or general and administrative expense for services of a type which the Assuming Institution does not normally perform internally;

(x)                                 expenses not incurred in good faith and/or with the same degree of care that the Assuming Institution normally would exercise in the collection of troubled assets in which it alone had an interest;

(xi)                              servicing fees payable to a third party (including a Third Party Servicer which is an Affiliate of the Assuming Institution), if the Assuming Institution would have provided those services had the relevant Shared-Loss Assets not been subject to this Agreement;

(xii)                           in a Recovery Quarter, ORE Expenses to the extent that such amount exceeds ORE Income; and

(xiii)                        expenses which exceed the amount of Recoveries made in any Recovery Quarter.

(c)                                  Reimbursable Expenses Incurred in Shared-Loss Quarters. Reimbursable Expenses for Shared-Loss Quarters shall be submitted to the Receiver in each Quarterly Certificate, and in any event on or before the end of the first Recovery Quarter.

(d)                                 Reimbursable Expenses Incurred in Recovery Quarters. Reimbursable Expenses for Recovery Quarters shall be submitted to the Receiver in the Quarterly Certificate for each Recovery Quarter, and in any event on or before the Termination Date.

(e)                                  Notification of Certain Expenditures.

(i)                                     Under certain circumstances the Assuming Institution may determine that, in order to maximize collection of a Shared-Loss Asset or an Asset on which a Failed Bank Charge-Off has been effected, there is a substantial likelihood that funds will need to be expended after the Bank Closing Date by or on behalf of the Assuming Institution to a third party for a specified purpose, which do not otherwise constitute Reimbursable Expenses. If such expenditure is estimated to exceed ten percent (10%) of the Book Value of such Shared-Loss Asset or Asset, respectively, and that Shared-Loss Asset or Asset has a Legal Balance on the Accounting Records of the Assuming Institution of $1,000,000 or more, then the Assuming Institution shall promptly report such proposed expenditure to the Receiver, and may request that such expenditure be treated as a Permitted Expense.

(ii)                                  Within thirty (30) days following receipt of a notice pursuant to Section 2.7(e)(i), the Receiver will advise the Assuming Institution whether the Receiver grants or withholds its consent to the qualification of the proposed expenditures as a Reimbursable Expense. If consent is withheld, the Assuming Institution shall not be required to make such expenditures and otherwise shall continue to administer such Shared-Loss Asset in accordance with the Management Standards.

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2.8.                            Permitted Advances and Amendments. Pursuant to this Agreement, certain advances in respect of a Shared-Loss Loan and certain amendments in respect of a Shared-Loss Loan or a Shared-Loss Loan Commitment made by the Assuming Institution may be permissible additions to the Book Value of the Shared-Loss Assets, and entitle such Shared-Loss Assets to retain their status as such, if they satisfy certain criteria, as set forth below:

(a)                                 Permitted Advance. A “Permitted Advance” is an advance on a Shared- Loss Loan which is made by the Assuming Institution in good faith, justified by contemporaneous supporting documentation in the Credit File, in accordance with the applicable requirements set forth in Article 3 and with the then effective written internal credit policy guidelines of the Assuming Institution and which meets the following criteria:

(i)                                     it is an advance made by the Assuming Institution, or a legally binding commitment by the Assuming Institution to advance funds and, in either case, funds are advanced fully within one (1) year from the Commencement Date; and

(A)                               the sum of the following is less than 110% of the Book Value of such Shared-Loss Loan after such advance has been made:

(1)                                 the Book Value of such Shared-Loss Loan; plus

(2)                                 the unfunded amount of the legally binding commitment referred to at Section 2.8(a)(i) with respect to that Shared-Loss Loan;

(B)                               the Assuming Institution has not taken a Charge-Off with respect to that Shared-Loss Loan; and

(C)                               no Shared-Loss Loan Commitment exists for such Shared-Loss Loan; or

(ii)                                  it is an advance made by the Assuming Institution which the Assuming Institution determines is necessary to preserve or secure the value of the collateral for a Shared-Loss Loan. In making such determination, the Assuming Institution shall apply the same criteria as it would if the Shared-Loss Assets were owned by the Assuming Institution or any of its Affiliates, and subject to the limitation on expenses related to the remediation, presence, storage or release of any hazardous or toxic substance, pollutant or contaminant as set forth in Section 2.7(a)(ii).

(b)                                 Permitted Amendment. A “Permitted Amendment” is, with respect to any Shared-Loss Loan Commitment or Shared-Loss Loan, any amendment, modification, renewal or extension thereof, or any waiver of any term, right or remedy thereunder which is made by the Assuming Institution in good faith, justified by contemporaneous supporting documentation in the Credit File, in accordance with the applicable requirements set forth in Article 3 and with the then effective written internal credit policy guidelines of the Assuming Institution. A Permitted Amendment must also satisfy the following criteria:

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(i)                                     the sum of the following is less than 110% of the Book Value of such Shared-Loss Loan after such amendment or modification has been made:

(A)                               the Book Value of such Shared-Loss Loan; plus

(B)                               the unfunded amount of any applicable Shared-Loss Loan Commitment, inclusive of amounts advanced pursuant to such amendment, modification, renewal or extension; and

(ii)                                  with respect to a Shared-Loss Loan Commitment or Shared-Loss Loan which is not a revolving line of credit, it does not increase the amount of principal (A) then remaining available to be advanced by the Assuming Institution under the Shared-Loss Loan Commitment or (B) then outstanding under the Shared-Loss Loan beyond the limit provided in Section 2.8(b)(i); or

(iii)                               with respect to a Shared-Loss Loan Commitment or Shared-Loss Loan which is a revolving line of credit, it does not increase the maximum amount of principal authorized as of the Bank Closing Date to be outstanding at any one time under the underlying revolving line of credit relationship with the debtor beyond the limit provided in Section 2.8(b)(i) (regardless of the extent to which such revolving line of credit may have been funded as of the Bank Closing Date or may subsequently have been funded and/or repaid); and

(iv)                              it does not extend the term of such Shared-Loss Loan Commitment or Shared-Loss Loan beyond the end of the final Shared-Loss Quarter or, if later, beyond the term which existed as of the Bank Closing Date.

2.9.                            Recovery.

(a)                                 Calculation of a Recovery. A “Recovery” is the sum of the following amounts (without duplication) for any period, subject to the limitations and exceptions set forth in Section 2.9(b):

(i)                                     collections by or on behalf of the Assuming Institution on Charge-Offs of a Shared-Loss Asset effected by the Assuming Institution prior to the end of the final Shared-Loss Quarter;

(ii)                                  collections by or on behalf of the Assuming Institution on Failed Bank Charge-Offs;

(iii)                               collections by or on behalf of the Assuming Institution on any Asset on which a Failed Bank Charge-Off has been effected, to the extent that such collections exceed the Book Value of such Asset;

(iv)                              ORE Income;

(v)                                 collections by or on behalf of the Assuming Institution of any Reimbursable Expenses;

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(vi)                              any gain received on a sale or other disposition of a Shared-Loss Loan or Shared-Loss Subsidiary by or on behalf of the Assuming Institution;

(vii)                           the amount of any fee or other consideration received by or on behalf of the Assuming Institution for any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action with respect to a Shared-Loss Loan as to which there exists a Failed Bank Charge-Off or as to which a Charge-Off has been effected by the Assuming Institution during or prior to such period, not exceeding the total of any related Failed Bank Charge-Offs, Charge-Offs and Reimbursable Expenses made with respect to the particular Shared-Loss Loan; and

(viii)                        interest income, if any, pursuant to Section 2.9(d).

(b)                                 Limitations and Exceptions. In calculating a Recovery, the following shall not be included:

(i)                                     amounts paid to the Assuming Institution by the Receiver pursuant to Article 2;

(ii)                                  amounts received by or on behalf of the Assuming Institution with respect to Charge-Offs effected by the Assuming Institution after the final Shared-Loss Quarter;

(iii)                               the amount of any gain with respect to Shared-Loss Loans, ORE, Additional ORE or Subsidiary ORE included in a Recovery which exceeds the total amount of any Failed Bank Charge-Offs, Charge-Offs and Reimbursable Expenses made with respect to the particular Shared-Loss Asset; and

(iv)                              after the final Shared-Loss Quarter, ORE Income except to the extent that aggregate ORE Income exceeds ORE Expenses.

(c)                                  Order of Application. For the purpose of calculating Recoveries, the Assuming Institution shall apply any collections received on an Asset not otherwise applied to reduce the Book Value of such Asset, if applicable, in the following order:

(i)                                     to Charge-Offs and Failed Bank Charge-Offs;

(ii)                                  to Reimbursable Expenses;

(iii)                               to interest income; and

(iv)                              to other expenses incurred by the Assuming Institution which are not Reimbursable Expenses.

(d)                                 Interest Income as a Recovery. In the event that (i) there is any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action with respect to a Shared-Loss Loan as to which there exists a Failed Bank Charge-Off or as to which a Charge-Off has been effected by the Assuming Institution during or prior to a Recovery Period and (ii) as a result, the Assuming Institution recognizes interest income for

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financial accounting purposes on that Shared-Loss Loan, then a Recovery shall also include the portion of such interest income recognized by the Assuming Institution which is derived by applying the calculation set forth in Exhibit 2.9, subject to the limitations set forth in Section 2.9(e).

(e)                                  Maximum Amount of Interest Income. The amount of any interest income included as a Recovery with respect to a Shared-Loss Loan subject to Section 2.9(d) shall not exceed the total of the following:

(i)                                     Failed Bank Charge-Offs;

(ii)                                  Charge-Offs effected by the Assuming Institution during or prior to the period in which the amount of a Recovery is being determined; and

(iii)                               Reimbursable Expenses paid to the Assuming Institution pursuant to this Agreement during or prior to the period in which the amount of a Recovery is being determined, all with respect to that particular Shared-Loss Loan.

(f)                                   Application of Collections. Any collections on a Shared-Loss Loan that are not applied to reduce Book Value of principal or recognized as interest income shall be applied pursuant to Section 2.9(c).

(g)                                  Treatment of Net ORE Loss Carryforward. To determine whether the Assuming Institution is entitled to apply a Net ORE Loss Carryforward at the end of the final Recovery Quarter, the Assuming Institution shall calculate and report the following information with respect to Recovery Quarters:

(i)                                     For any Recovery Quarter other than the final Recovery Quarter, Net ORE Income is calculated as the amount of ORE Income received during such Recovery Quarter less (A) ORE Expenses paid to third parties during such Recovery Quarter and (B) if applicable, Net ORE Loss Carryforward. Any positive Net ORE Income shall be reported as a Recovery on the Quarterly Certificate for such Recovery Quarter.

(ii)                                  For the final Recovery Quarter, Net ORE Income is calculated as the amount of ORE Income received during the final Recovery Quarter less ORE Expenses from the beginning of the final Recovery Quarter up to the date the Assuming Institution is required to deliver the Final Recovery Certificate pursuant to this Agreement.

(iii)                               If there is a Net ORE Loss Carryforward at the end of the final Recovery Quarter, an amount equal to the Net ORE Loss Carryforward up to but not exceeding the total Net ORE Income reported as a Recovery on Quarterly Certificates for all Recovery Quarters may be included as a Recovery Expense on the Final Recovery Certificate.

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2.10.                     Treatment as a Shared-Loss Asset.

(a)                                 Loss of Right to Receive Shared-Loss Asset Payments. The Assuming Institution shall not be entitled to payments relating to a Shared-Loss Asset pursuant to Section 2.2 if the Assuming Institution or any Affiliate of the Assuming Institution:

(i)                                     sells or otherwise transfers that Shared-Loss Asset or any interest therein (whether with or without recourse) to any Person, other than in compliance with this Agreement;

(ii)                                  makes any additional advance, commitment or increase in the amount of a commitment with respect to that Shared-Loss Loan that does not constitute a Permitted Advance or a Shared-Loss Loan Commitment Advance, in which case the entire Shared-Loss Loan will not be entitled to such payments;

(iii)                               makes any amendment, modification, renewal or extension of that Shared-Loss Loan that does not constitute a Permitted Amendment;

(iv)                              manages, administers or collects any Related Loan in a manner which would increase the amount of any collections with respect to that Related Loan to the detriment of the Shared-Loss Asset to which such loan is related; or

(v)                                 fails to administer that Shared-Loss Asset pursuant to the Management Standards, including, without limitation, consistent failure to provide complete, accurate and timely certificates and reports pursuant to Article 5.

(b)                                 Effective Date of Loss of Shared-Loss Asset Treatment. If any of the actions described in Section 2.10(a) occur with respect to a Shared-Loss Asset, the Receiver shall not be obligated to make any payments to the Assuming Institution with respect to any affected Shared-Loss Loan after the date of occurrence of such action. In the event that the Receiver withholds payment pursuant to the foregoing provisions, the Assuming Institution and the Receiver shall make such accounting adjustments and payments as may be necessary to give retroactive effect to such actions.

(c)                                  Treatment of Recoveries. Notwithstanding Sections 2.10(a) and (b), a Shared-Loss Loan which has been the subject of Charge-Offs prior to the occurrence of any action described in Section 2.10(a) shall be treated as a Shared-Loss Asset for the purpose of calculating Recoveries on such Charge-Offs, provided that the amount of Recoveries shall be limited to the amount of such Charge-Offs.

2.11.                     Receiver’s Option to Purchase.

(a)                                 Exercise of Option to Purchase. At any time on or prior to the Termination Date, the Receiver shall have the option, exercisable by notice to the Assuming Institution, to purchase a Shared-Loss Asset or an Asset on which a Failed Bank Charge-Off has been effected which meets any of the following criteria:

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(i)                                     if the Shared-Loss Asset has been fully or partially charged-off or written down and the Receiver determines that the Assuming Institution is not diligently pursuing collection efforts with respect to such Shared-Loss Asset;

(ii)                                  if the Shared-Loss Asset is the subject of a request pursuant to Section 2.7(e), notwithstanding any prior consent by the Receiver with respect to any requested expenditures;

(iii)                               if it is an Asset on which a Failed Bank Charge-Off has been effected; and

(iv)                              if the Shared-Loss Asset is a Related Loan required to be included in a schedule pursuant to Section 5.4.

(b)                                 Transfer by the Assuming Institution. Within ten (10) Business Days following the date upon which the Assuming Institution receives notice pursuant to Section 2.11(a), the Assuming Institution shall transfer to the Receiver such Shared-Loss Asset or Asset and all Credit Files and Accounting Records relating thereto and shall take all such other actions as may be necessary and appropriate to assign, transfer and convey such Shared-Loss Asset or Asset to the Receiver.

(c)                                  Payment by the Receiver. Within fifteen (15) Business Days after the date upon which the Assuming Institution transfers the Shared-Loss Asset or Asset pursuant to Section 2.11(b), the Receiver shall pay to the Assuming Institution a purchase price equal to:

(i)                                     the principal amount of such Shared-Loss Asset, any fees or penalties due from an Obligor and any Accrued Interest (subject to the limitations set forth at Section 2.11(d)), as stated on the Accounting Records of the Assuming Institution, as of the date such price is determined (in the case of a Shared-Loss Loan, regardless of the Legal Balance thereof) plus all Reimbursable Expenses incurred up to and through the transfer date of such Shared-Loss Asset pursuant to Section 2.11(b) which have not previously been paid to the Assuming Institution; minus

(ii)                                  the Related Liability Amount applicable to any Related Liabilities related to such Shared-Loss Asset or Asset.

(d)                                 Limitations on Payment by the Receiver. In the case of the purchase of a Shared-Loss Loan:

(i)                                     the price paid pursuant to Section 2.11(c) shall not include any Accrued Interest accruing during the ninety (90) day period prior to the purchase date pursuant to Section 2.11(b), except to the extent that such Accrued Interest is included in the Book Value of such Shared-Loss Loan;

(ii)                                  the Receiver shall be entitled to any collections received by the Assuming Institution after the purchase date, which shall be paid by the Assuming Institution forthwith upon receipt and in any event no later than simultaneously with delivery of the next Quarterly Certificate; and

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

(iii)                               for the purposes of determining the amount of unpaid interest which accrued during a given period with respect to a variable-rate Shared-Loss Loan, all collections of interest shall be deemed to be applied to unpaid interest in the chronological order (oldest first) in which such interest accrued.

(e)                                  Receiver’s Assumption of Related Liabilities. The Receiver shall assume all Related Liabilities with respect to any Shared-Loss Asset or Asset repurchased pursuant to this Section 2.11 with effect from the date of transfer of such Shared-Loss Asset or Asset.

ARTICLE 3. ADMINISTRATION OF SHARED-LOSS ASSETS.

3.1.                            Management Standards Regarding Administration. During the term of this Agreement the Assuming Institution shall manage, administer and collect all Shared-Loss Assets while owned by it or any of its Affiliates in accordance with the rules, requirements and standards regarding management, administration and collection of Shared-Loss Assets set forth in this Article 3 (the “Management Standards”). Failure to comply with the Management Standards shall constitute a material breach of this Agreement. If the Receiver determines in its sole and absolute discretion that the Assuming Institution is not in compliance with the Management Standards, it may notify the Assuming Institution of the breach and may take action pursuant to this Agreement including, without limitation, as provided in Sections 2.6(a) and (b).

3.2.                            Assuming Institution’s Responsibilities and Duties.

(a)                                 Covenants of the Assuming Institution. The Assuming Institution shall:

(i)                                     be responsible to the Receiver and the Corporation in the performance of this Agreement, whether performed by the Assuming Institution, an Affiliate or a Third Party Servicer;

(ii)                                  provide to the Receiver and the Corporation such certificates, notifications and reports as the Receiver or the Corporation reasonably deems advisable, including but not limited to the certificates, notifications and reports required by Article 5; and

(iii)                               permit the Receiver and the Corporation to monitor the Assuming Institution’s performance of its duties hereunder at all times.

(b)                                 Duties of the Assuming Institution with Respect to Shared-Loss Assets. In the performance of duties in accordance with the Management Standards, the Assuming Institution shall at all times exercise its best business judgment and shall:

(i)                                     manage, administer, collect and effect Charge-Offs and Recoveries with respect to each Shared-Loss Asset in a manner consistent with the following:

(A)                               usual and prudent business and banking practices; and

(B)                               the Assuming Institution’s (or, if applicable, a Third Party Servicer’s) practices and procedures including, without limitation, all applicable law, the written internal credit policy guidelines of the Assuming Institution (or, if

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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applicable, of a Third Party Servicer) in effect from time to time, with respect to the management, administration and collection of and taking of Charge-Offs and write-downs with respect to loans, ORE and repossessed collateral that do not constitute Shared-Loss Assets;

(ii)                                  use its best efforts to maximize collections with respect to, and manage and administer, Shared-Loss Assets without favored treatment for any assets owned by the Assuming Institution or any of its Affiliates that are not Shared-Loss Assets;

(iii)                               adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Shared-Loss Assets, as provided in Sections 5.6 and 5.7;

(iv)                              retain sufficient staff to perform its duties hereunder;

(v)                                 not manage, administer or collect a Related Loan in a manner which would have the effect of increasing the amount of any collections with respect to the Related Loan to the detriment of the Shared-Loss Asset to which such loan is related; and

(vi)                              cause any of its Affiliates to which it transfers any Shared-Loss Assets and any Third Party Servicer to act in accordance with the Management Standards.

3.3.                            Third Party Servicers and Affiliates.

(a)                                 Appointment of Third Party Servicers.

(i)                                     With the prior consent of the Receiver, the Assuming Institution may perform any of its obligations and/or exercise any of its rights under this Agreement through one or more Third Party Servicers. The Assuming Institution shall notify the Receiver at least forty (40) days prior to the proposed appointment of a Third Party Servicer. Such notice will include information regarding the Third Party Servicer’s relevant experience, qualifications, financial strength and any pending litigation in relation to servicing activities. In the case of a Third Party Servicer that is an Affiliate of the Assuming Institution, the notice shall include an express statement that the Third Party Servicer is an Affiliate. The Receiver may object to the proposed appointment of a Third Party Servicer by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment. The appointment of a Third Party Servicer by the Assuming Institution shall not release the Assuming Institution from any obligation or liability hereunder.

(ii)                                  The Assuming Institution shall provide to the Receiver written notification immediately following the execution of any contract pursuant to which a Third Party Servicer or any third party (other than an Affiliate of the Assuming Institution) will manage, administer or collect any of the Shared-Loss Assets.

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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(b)                                 Actions of and Expenses Incurred by Third Party Servicers. The Assuming Institution shall ensure that the practices, procedures and guidelines of any Third Party Servicer comply with the obligations of the Assuming Institution under this Agreement. The Assuming Institution shall provide to the Receiver a copy of the Assuming Institution’s written agreement with each Third Party Servicer and shall ensure compliance by each Third Party Servicer with the Assuming Institution’s obligations under this Agreement, including, without limitation, amending such agreement with each Third Party Servicer to the extent necessary. Subject to the foregoing and to the other provisions of this Agreement, a Third Party Servicer may take actions and incur expenditures in the same manner as the Assuming Institution, and out-of-pocket expenses incurred by a Third Party Servicer on behalf of the Assuming Institution shall be Reimbursable Expenses if such out-of-pocket expenses would qualify as Reimbursable Expenses if incurred by the Assuming Institution.

(c)                                  Duties with Respect to Affiliates. The Assuming Institution shall provide to the Receiver prior written notification of any transaction with or by any Affiliate of the Assuming Institution with respect to any Shared-Loss Asset including, without limitation, the execution of any contract pursuant to which an Affiliate of the Assuming Institution will own, manage, administer or collect amounts owing with respect to a Shared-Loss Asset. The Assuming Institution shall notify the Receiver at least forty (40) days prior to a proposed transaction with an Affiliate which is not on an arm’s length basis or commercially reasonable terms. Such notice will include information regarding the Affiliate’s relevant experience, qualifications and financial strength. The Receiver may object to the proposed transaction with an Affiliate in such circumstances by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed transaction.

3.4.                            Utilization by the Assuming Institution of Special Receivership Powers.

(a)                                 Notice and Request to Receiver. Upon timely notice to and with the prior consent of the Receiver, which may be granted or withheld in its sole discretion, to the extent permitted by applicable law, the Assuming Institution may utilize in a legal action any special legal power or right which the Assuming Institution derives as a result of having acquired a Shared-Loss Asset from the Receiver.

(b)                                 Use of Special Legal Powers. The Receiver may direct usage by the Assuming Institution of any special legal powers of the Receiver or the Corporation. The Assuming Institution shall:

(i)                                     comply in all respects with any direction from the Receiver or the Corporation and with any protocols, directives or interpretive memoranda issued from time to time by the Receiver or the Corporation;

(ii)                                  upon request of the Receiver, notify the Receiver of the status of any legal action in which any special legal power or right is utilized; and

(iii)                               immediately notify the Receiver of any judgment or significant order in any legal action involving any of such special powers or rights.

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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3.5.                            Tax Ruling. The Assuming Institution shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver pursuant to this Agreement.

ARTICLE 4.                        SALE OF CERTAIN SHARED-LOSS ASSETS.

4.1.                            Sales of Shared-Loss Assets. All sales of Shared-Loss Assets are subject to the prior written approval of the Receiver, except as provided in Section 4.3:

(a)                                 Sales with the Receiver’s Consent. After the fourth anniversary of the Commencement Date and with the prior consent of the Receiver, the Assuming Institution may conduct sales to liquidate for cash consideration, in one or more transactions, all or a portion of the Shared-Loss Assets (individually or in portfolio transactions) then held by the Assuming Institution. The Assuming Institution shall provide the Receiver with at least sixty (60) days notice prior to any such proposed sale and the notice shall set forth the sale details and the proposed sale schedule.

(b)                                 Sales Required by the Receiver. During the twelve (12) month period immediately prior to the Termination Date the Receiver may, in its sole and absolute discretion, require the Assuming Institution to liquidate for cash consideration, in one or more transactions, all Shared-Loss Assets then held by the Assuming Institution. If the Receiver exercises such right, it shall give notice to the Assuming Institution setting forth the time period within which the Assuming Institution shall be required to offer to sell the Shared-Loss Assets. The Assuming Institution shall make a good faith effort to sell the Shared-Loss Assets and to otherwise comply with the provisions of the Receiver’s notice.

(c)                                  Conduct of Sales. Any sale pursuant to this Section 4.1 shall be conducted by means of sealed bid, to third parties, which may not include any Affiliates of the Assuming Institution, any contractors of the Assuming Institution or any Affiliates of contractors of the Assuming Institution. The Assuming Institution shall notify the Receiver prior to the proposed appointment of any financial advisor or other third party broker or sales agent for the liquidation of the remaining Shared-Loss Assets pursuant to Section 4.1(b). The Receiver may object to such proposed appointment by giving the Assuming Institution notice that it so objects within thirty (30) days following the Receiver’s receipt of the notice of the proposed appointment.

4.2.                            Calculation of Gain or Loss on Sale. The gain or loss on sales conducted in accordance with the provisions of Section 4.1 will be calculated based on the gross sale price received by the Assuming Institution less the Book Value of the Shared-Loss Assets which are sold.

4.3.                            Sale of ORE, Additional ORE or Subsidiary ORE. Notwithstanding the provisions of Section 4.1, the Assuming Institution may sell or otherwise dispose of ORE, Additional ORE or Subsidiary ORE at any time to a Person other than an Affiliate, a contractor of the Assuming Institution or any Affiliate of a contractor of the Assuming Institution, provided that such sale is conducted in an arm’s length, commercially reasonable and prudent manner.

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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ARTICLE 5.                        CERTIFICATES, REPORTS AND RECORDS.

5.1.                            Reporting Obligations of the Assuming Institution.

(a)                                 Records, Notifications and Reports. The Assuming Institution shall maintain such records, provide such notifications and deliver such reports as are required pursuant to this Agreement, including, without limitation, the records, notifications and reports as provided in the following provisions of this Article 5. Nothing contained in this Agreement shall be deemed to modify any laws, regulations or orders that are otherwise applicable to the Assuming Institution.

(b)                                 Certification of Accuracy and Completeness. Every submission by the Assuming Institution to the Receiver of a Quarterly Certificate, the Final Recovery Certificate and any other document or information shall constitute a certification from the Assuming Institution that the information provided in such submission is correct, complete and in compliance with this Agreement.

5.2.                            Quarterly Certificates.

(a)                                 Shared-Loss Quarters. Within thirty (30) days after the end of each Shared-Loss Quarter, the Assuming Institution shall deliver to the Receiver a Quarterly Certificate setting forth the following information with respect to each such Shared-Loss Quarter, in such form and detail as the Receiver may specify from time to time:

(i)                                     Charge-Offs with respect to Shared-Loss Assets;

(ii)                                  Recoveries;

(iii)                               collections on Assets on which a Failed Bank Charge-Off has been effected;

(iv)                              aggregate Charge-Offs less Recoveries;

(v)                                 Reimbursable Expenses; and

(vi)                              ORE Income.

(b)                                 Recovery Quarters. Not later than thirty (30) days after the end of each Recovery Quarter, the Assuming Institution shall deliver to the Receiver a Quarterly Certificate setting forth the information specified in Section 5.2(a) and the following information with respect to each Recovery Quarter, in such form and detail as the Receiver may specify from time to time:

(i)                                     Recoveries and Reimbursable Expenses;

(ii)                                  on the Quarterly Certificate for the first Recovery Quarter only, the Assuming Institution may report as a separate item any Reimbursable Expenses which were: (A) paid prior to or during the final Shared-Loss Quarter, (B) not included in a Quarterly Certificate for any Shared-Loss Quarter because they were not paid by or on

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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behalf of the Assuming Institution during a Shared-Loss Quarter and (C) paid by or on behalf of the Assuming Institution during the first Recovery Quarter; and

(iii)                               ORE Income, ORE Expenses and Net ORE Income.

(c)                                  Final Recovery Certificate. In addition to the information specified in Sections 5.2(a) and 5.2(b), in the Final Recovery Certificate the Assuming Institution shall include any Recoveries which were not included in a Quarterly Certificate for a Recovery Quarter and may include any Reimbursable Expenses which were: (A) incurred prior to or during the final Recovery Quarter, (B) not included in a Quarterly Certificate for any Recovery Quarter because they were not paid by or on behalf of the Assuming Institution during a Recovery Quarter and (C) paid by or on behalf of the Assuming Institution prior to the date the Assuming Institution is required to deliver the Final Recovery Certificate to the Receiver pursuant to Section 5.2(b).

(d)                                 Completeness of Information. The Assuming Institution shall provide to the Receiver complete and accurate information, except to the extent that it is unable to do so as a result of the failure of the Failed Bank or the Receiver to provide requested information.

(e)                                  Limitations. The Assuming Institution may claim each Charge-Off and each item of expenditure, income, gain or loss only on the Quarterly Certificate for the period in which such Charge-Off, expenditure, income, gain or loss was incurred. The inclusion of information regarding Reimbursable Expenses in a Quarterly Certificate or other documentation does not create any reimbursement obligation of the Receiver if the Assuming Institution is not otherwise in compliance with this Agreement.

(f)                                   Reserved.

5.3.                            Notification of Certain Transactions. Prior to the Termination Date the Assuming Institution shall notify the Receiver within fifteen (15) days following any of the following becoming fully or partially charged-off:

(a)                                 a Shared-Loss Loan having a Legal Balance (or, in the case of more than one (1) Shared-Loss Loan made to the same Obligor, a combined Legal Balance) of $5,000,000 or more in circumstances in which a legal claim against the relevant Obligor survives; and

(b)                                 a Shared-Loss Loan made to a director, an “executive officer” as defined in 12 C.F.R. § 215.2(d), a “principal shareholder” as defined in 12 C.F.R. § 215.2(l), or an Affiliate of the Assuming Institution.

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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5.4.                            Notification of Related Loans. In addition to maintaining records of all Related Loans, the Assuming Institution shall prepare and deliver to the Receiver, on a semi-annual basis, together with the Quarterly Certificates for all Shared-Loss Quarters and Recovery Quarters ending on June 30 and December 31, schedules of all Related Loans which are commercial loans or commercial real estate loans which have Legal Balances of $5,000,000 or more on the Accounting Records of the Assuming Institution as of June 30 and December 31, to the extent that more than one of such loans are to the same Obligor on Related Loans of $5,000,000 or more.

5.5.                            Auditor’s Report; Right to Audit.

(a)                                 Independent Auditor’s Report.

(i)                                     Within the time period permitted for the examination audit pursuant to 12 C.F.R. § 363 following the end of each fiscal year, from and including the fiscal year during which the Bank Closing Date occurs, up to and including the calendar year during which the Termination Date occurs, the Assuming Institution shall deliver to the Receiver and the Corporation a report signed by its independent public accountants stating that such accountants have reviewed this Agreement and that, in the course of their annual audit of the Assuming Institution’s books and records, nothing has come to their attention suggesting that any computations required to be made by the Assuming Institution during each such year were not made in accordance with this Agreement.

(ii)                                  In the event that the Assuming Institution cannot comply with the provisions of Section 5.5(a)(i), within seven (7) days following the end of the time period permitted for the examination audit pursuant to 12 C.F.R. § 363, the Assuming Institution shall submit to the Receiver corrected computations together with a report signed by its independent public accountants stating that, after giving effect to such corrected computations, nothing has come to the attention of such accountants suggesting that any computations required to be made by the Assuming Institution during such year were not made by the Assuming Institution in accordance with this Agreement. In such event, the Assuming Institution and the Receiver shall make all such accounting adjustments and payments as may be necessary to give effect to each correction reflected in such corrected computations, retroactive to the date on which the corresponding incorrect computation was made. It is the intention of this provision to align the timing of the audit required under this Agreement with the examination audit required pursuant to 12 C.F.R. § 363.

(b)                                 Assuming Institution’s Internal Audit. The Assuming Institution shall perform on an annual basis an internal audit of its compliance with this Agreement and shall provide the Receiver and the Corporation with:

(i)                                     copies of all internal audit reports and access to all related internal audit work papers; and

(ii)                                  a certificate signed by the chief executive officer or chief financial officer of the Assuming Institution certifying that the Assuming Institution is in compliance with this Agreement or identifying any areas of non-compliance.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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(c)                                  Right of Receiver or Corporation to Audit. The Receiver or the Corporation, their respective agents, contractors and employees, may (but are not required to) perform an audit to determine the Assuming Institution’s compliance with this Agreement at any time, by providing not less than ten (10) Business Days prior notice. The scope and duration of any such audit shall be at the discretion of the Receiver or the Corporation, as the case may be. The Receiver or the Corporation, as the case may be, shall bear the expense of any such audit. In the event that any corrections are necessary as a result of such an audit, the Assuming Institution and the Receiver shall make such accounting adjustments, payments and withholdings as may be necessary to give retroactive effect to such corrections.

(d)                                 Authority to Advisors and Representatives. The Assuming Institution shall, and shall cause its Affiliates, contractors and Third Party Servicers to, allow its advisors and representatives to discuss its (and any Affiliates’, contractors’ or Third Party Servicers’) affairs, finances and accounts as they relate to Shared-Loss Assets, or any other matters relating to this Agreement or the rights and obligations hereunder, with the Receiver and authorizes such advisors and representatives to so discuss such affairs, finances and accounts with the Receiver.

5.6.                            Accounting Principles.

(a)                                 Maintenance of Books and Records. The Assuming Institution shall at all times during the term of this Agreement keep books and records which fairly present all dealings and transactions carried out in connection with its business and affairs.

(b)                                 Accounting Principles. Except as otherwise provided for in the Purchase and Assumption Agreement or this Agreement, the Assuming Institution shall keep all financial books and records in accordance with generally accepted accounting principles, which shall be consistently applied for the periods involved.

(c)                                  Change in Accounting Principles. The Assuming Institution shall not make any change in its accounting principles which adversely affects the value of the Shared-Loss Assets, unless it obtains the prior written approval of the Corporation or if required by a change in generally accepted accounting principles. The Assuming Institution shall notify the Corporation of any change in its accounting principles that is required by a change in generally accepted accounting principles which would affect any Shared-Loss Asset, the accounting for any Shared-Loss Asset or the amount of any loss, gain, expense, cost or other item of reimbursement that may be due to or from the Assuming Institution.

5.7.                            Records and Reports.

(a)                                 Content of Records. The Assuming Institution shall establish and maintain records on a separate general ledger, and on such subsidiary ledgers as may be appropriate, in such form and detail as the Receiver or the Corporation may specify, to account for the Shared-Loss Assets and to enable the Assuming Institution to prepare and deliver such reports as the Receiver or the Corporation may from time to time request pursuant to this Article 5. Without limitation, such books and records shall be kept in such a manner that information will be readily available to determine and document compliance with this Agreement and the Purchase and Assumption Agreement.

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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(b)                                 Additional Information. The Assuming Institution shall promptly provide to the Receiver or the Corporation such information as the requesting party may request from time to time, including financial statements, computations and information as the Receiver or the Corporation deems necessary or appropriate in connection with monitoring compliance with this Agreement, certified as correct by the chief executive officer or chief financial officer of the Assuming Institution if so requested. The Assuming Institution shall provide to the Receiver all such loan-level data and cumulative information regarding the Shared-Loss Assets as the Receiver may request from time to time.

ARTICLE 6.                        MISCELLANEOUS.

6.1.                            Expenses. All costs and expenses incurred by a party in connection with this Agreement (including the performance of any obligations or the exercise of any rights hereunder) shall be borne by such party unless expressly otherwise provided, whether or not the transactions contemplated herein are consummated.

6.2.                            Successors and Assigns.

(a)                                 Binding on Successors and Assigns; Assignment. This Agreement, and all of the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns only. The Receiver may assign or otherwise transfer this Agreement and the rights and obligations of the Receiver hereunder (in whole or in part) to the Corporation in its corporate capacity without the consent of the Assuming Institution. Notwithstanding anything to the contrary contained in this Agreement, the Assuming Institution may not assign or otherwise transfer this Agreement or any of the Assuming Institution’s rights or obligations hereunder (in whole or in part) or sell or transfer any subsidiary of the Assuming Institution holding title to Shared-Loss Assets without the prior written consent of the Receiver, which consent may be granted or withheld by the Receiver in its sole and absolute discretion. An assignment or transfer of this Agreement includes:

(i)                                     a merger or consolidation of the Assuming Institution with or into another Person, if the shareholders of the Assuming Institution will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(ii)                                  a merger or consolidation of the Assuming Institution’s Holding Company with or into another Person, if the shareholders of the Holding Company will own less than sixty-six and two/thirds percent (66.66%) of the equity of the consolidated entity;

(iii)                               the sale of all or substantially all of the assets of the Assuming Institution to another Person; or

(iv)                              a sale of Shares by any one or more shareholders that will effect a change in control of the Assuming Institution, as determined by the Receiver with reference to the standards set forth in the Change in Bank Control Act, 12 U.S.C. 1817(j).

Any transaction under this Section 6.2 that requires the Receiver’s consent that is made without such consent will relieve the Receiver of its obligations under this Agreement.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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(b)                                 No Recognition of Loss. No loss shall be recognized under this Agreement as a result of any accounting adjustments that are made due to or as a result of any assignment or transfer of this Agreement or any merger, consolidation, sale or other transaction to which the Assuming Institution, its Holding Company or any Affiliate is a party, regardless of whether the Receiver consents to such assignment or transfer in connection with such transaction pursuant to this Section 6.2.

6.3.                            WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN, OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.4.                            No Third Party Beneficiary. This Agreement is for the sole and exclusive benefit of the parties and their respective permitted successors and permitted assigns and there shall be no other third party beneficiaries. Nothing in this Agreement shall be construed to grant to any other Person any right, remedy or claim under or in respect of this Agreement or any provision hereof.

6.5.                            Consent; Determination or Discretion. When the consent or approval of a party is required under this Agreement, such consent or approval shall be obtained in writing and unless expressly otherwise provided, shall not be unreasonably withheld or delayed. When a determination or decision is to be made by a party under this Agreement, that party shall make such determination or decision in its reasonable discretion unless expressly otherwise provided.

6.6.                            Rights Cumulative. Except as expressly otherwise provided herein, the rights of each of the parties under this Agreement are cumulative, may be exercised as often as any party considers appropriate and are in addition to each such party’s rights under the Purchase and Assumption Agreement, any of the agreements related thereto or under applicable law. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right, unless expressly otherwise provided.

6.7.                            References. References in this Agreement to Recitals, Articles, Sections and Exhibits are to Recitals, Articles, Sections and Exhibits of this Agreement, respectively, unless the context indicates that the Purchase and Assumption Agreement is intended. References to parties are to the parties to this Agreement. Unless expressly otherwise provided, references to days and months are to calendar days and months respectively. Article and Section headings are for convenient reference and shall not affect the meaning of this Agreement. References to the singular shall include the plural, as the context may require, and vice versa.

6.8.                            Notice.

(a)                                 Form of Notices. All notices shall be given in writing to the parties at the addresses set forth in Sections 6.8(b) and 6.8(c) and sent in accordance with the provisions of Section 13.6 of the Purchase and Assumption Agreement, unless expressly otherwise provided.

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Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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(b)                                 Notice to FDIC (Division of Resolutions and Receiverships). With respect to a notice under this Agreement, other than pursuant to Section 3.4(a):

Federal Deposit Insurance Corporation

Division of Resolutions and Receiverships

550 17th Street, N.W.

Washington, D.C. 20429

Attention: Assistant Director, Franchise and Asset Marketing

(c)                                  Notice to FDIC (Legal Division). With respect to a notice under Section 3.4(a):

Federal Deposit Insurance Corporation Legal Division

1601 Bryan Street

Dallas, Texas 75201

Attention: Regional Counsel

with a copy to:

Federal Deposit Insurance Corporation Legal Division

Virginia Square, L. William Seidman Center

3501 Fairfax Drive, VS-E-7056

Arlington, Virginia 22226

Attention: Senior Counsel (Special Issues Group)

ARTICLE 7.                        DISPUTE RESOLUTION.

7.1.                            Methods of Resolution. The methods of resolving a dispute arising pursuant to this Agreement shall be as follows:

(a)                                 Charge-Offs. Any dispute as to whether a Charge-Off of a Shared-Loss Asset was made in accordance with the Examination Criteria shall be finally resolved by the Assuming Institution’s Chartering Authority.

(b)                                 Other Disputes. Any other dispute (a “Dispute Item”) shall be resolved in accordance with the following provisions of this Article 7.

7.2.                            Informal Resolution. The Receiver or the Corporation, as appropriate, (the “FDIC Party”) and the Assuming Institution shall negotiate in good faith to resolve any Dispute Item within thirty (30) Business Days following receipt of information concerning the Dispute Item.

7.3.                            Resolution by Non-Binding Dispute Resolution Proceeding. If informal resolution of the Dispute Item pursuant to Section 7.2 is unsuccessful, the FDIC Party, on the one hand, and the Assuming Institution, on the other hand, may submit to the other party written notification of a Dispute Item (a “Notice of Dispute”). The Notice of Dispute shall contain a description of the dispute, an estimate of the amount in issue and any other information required

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pursuant to this Article 7. The parties shall make good faith efforts to resolve the dispute by mutual agreement within thirty-five (35) Business Days following receipt of the Notice of Dispute. In furtherance of these efforts, the parties should consider the mutually agreed upon use of less formal dispute resolution techniques, which may include, but are not limited to, mediation, settlement conference, early neutral evaluation and any other dispute resolution proceedings (as defined in § 571(6) of the Administrative Dispute Resolution Act (“ADRA”), 5 U.S.C. § 571 et seq.), as amended).

7.4.                            Confidentiality of Compromise Negotiations. All good faith attempts to resolve or compromise a dispute pursuant to Sections 7.2 or 7.3 will be confidential. All such compromise negotiations, including any statements made or documents prepared by any party, attorney or other participant, are inadmissible as evidence in other proceedings and may not be construed for any purpose as admissions against interest.

7.5.                            Payment Resulting from Compromise Negotiations. If the FDIC Party and the Assuming Institution resolve a Dispute Item to their mutual satisfaction pursuant to Sections 7.2 or 7.3, including any dispute pursuant to Section 2.6, then within thirty (30) days following such resolution, the appropriate party shall make payment or take action as agreed by the parties.

7.6.                            Formal Resolution.

(a)                                 Arbitration Matters. Any Dispute Item which has an estimated amount in issue not exceeding $1,000,000 per Asset may be proposed by the party seeking relief (the “Claimant Party”) for arbitration pursuant to the provisions of this Section 7.6. No more than three Dispute Items may be submitted for any single arbitration, provided that, by mutual agreement pursuant to Section 7.6(c), the parties may agree to submit any Dispute Item(s) to arbitration.

(b)                                 Proposal to Arbitrate. If the FDIC Party and the Assuming Institution do not resolve a Dispute Item pursuant to Sections 7.2 and 7.3, then within ten (10) Business Days following the expiration of the period provided in Section 7.3, the Claimant Party may propose to submit the unresolved Dispute Item to arbitration by notifying the other party (the “Respondent Party”) in writing.

(c)                                  Submission to Arbitration. The Respondent Party may agree to the Claimant Party’s proposal of arbitration by responding in writing within ten (10) Business Days following receipt of such proposal. Within five (5) Business Days following receipt of the Respondent Party’s agreement to arbitrate, the Claimant Party may submit the Dispute Item to the American Arbitration Association (“AAA”) for arbitration. No Dispute Item may be submitted for arbitration without the consent of both parties.

(d)                                 Waiver of Arbitration. If the Claimant Party does not (i) propose to submit the Dispute Item to arbitration within the period set forth in Section 7.6(b) or (ii) submit the Dispute Item to AAA within the period set forth in Section 7.6(c), then the Claimant Party shall be deemed to have waived submission of the Dispute Item to arbitration.

(e)                                  Litigation Matters. If the FDIC Party and the Assuming Institution do not agree to submit the Dispute Item to arbitration, the Dispute Item may be resolved by litigation in

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accordance with Federal or state law, as provided in Section 13.10 of the Purchase and Assumption Agreement. Any litigation shall be filed in a United States District Court in the proper district.

(f)                                   Arbitration Administrator. The FDIC Party may, in its discretion, appoint an organization other than AAA for administration of arbitration pursuant to this Section 7.6, in which case this Article 7 and the rules and procedures set forth herein, including the Commercial Arbitration Rules as referred to in Section 7.9, shall govern the arbitration. AAA or such other organization appointed pursuant to this Section 7.6(f) shall be referred to in this Agreement as the “Arbitration Administrator.”

7.7.                            Limitation on FDIC Party. Nothing in this Article 7 shall be interpreted as obligating the FDIC Party to submit to a dispute resolution proceeding (as defined in ADRA at § 571(6)) any Dispute Item described in (i) ADRA, § 572(b) or (ii) the FDIC’s Statement of Policy Regarding Binding Arbitration, 66 Fed. Reg. 18632 (April 10, 2001), as amended, as a dispute for which an agency shall consider not using a dispute resolution proceeding.

7.8.                            Effectiveness of Agreement Pending Dispute. Notwithstanding anything in this Agreement to the contrary, in the event that a Notice of Dispute is provided to a party under this Article 7 prior to the Termination Date, the terms of this Agreement shall remain in effect with respect to the items set forth in such notice until the dispute with respect to such items has been finally resolved, and such dispute shall be resolved in accordance with the provisions of this Agreement even if that resolution occurs after the Termination Date.

7.9.                            Governing Rules and Law for Arbitration. Any arbitration shall be substantively governed by the Federal law of the United States of America, and in the absence of controlling Federal law, in accordance with the laws of the state in which the main office of the Failed Bank is located. The arbitration shall be procedurally governed by the Commercial Arbitration Rules (the “Commercial Arbitration Rules”) established by AAA to the extent that such rules are not inconsistent with this Article 7, the Federal Arbitration Act, 9 U.S.C. § 1 et seq. (“Federal Arbitration Act”), and ADRA., as each may be in effect at the time that the arbitration is initiated, except that the Commercial Arbitration Rules’ Expedited Procedures shall not apply unless the FDIC Party and Claimant Party otherwise agree in writing. The Review Board (as defined below) may modify the procedures set forth in such rules from time to time with the prior written approval of the Claimant Party and the Respondent Party.

7.10.                     Review Board Proceedings. The arbitration of a dispute shall be conducted by a review board (a “Review Board”) which shall consist of either one (1) or three (3) members (each, a “Member”) with such expertise as the Claimant Party and Respondent Party agree is relevant. The Claimant Party shall specify, in its Notice of Dispute, the number of Members which it proposes for the Review Board.

(a)                                 Selection of Members.

(i)                                     Claimant Party Proposes One Member. If the Dispute Item(s) are less than $500,000 in total, the Claimant Party may propose that the Review Board shall consist of one Member, and shall state, in its Notice of Dispute, the name and address of the Member that it proposes for the Review Board. If the Respondent Party agrees, in its

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response to the Notice of Dispute, the Member suggested by the Claimant Party shall comprise the Review Board. If the Respondent Party agrees, in its response to the Notice of Dispute, that the Review Board shall consist of one Member, but states the name and address of a different proposed Member for the Review Board, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator, provided that, before the Respondent Party responds to the Notice of Dispute with a different proposed Member, the parties may also mutually agree upon one Member. If the Respondent Party proposes that the Review Board shall consist of three Members, then the Members shall be selected in accordance with Section 7.10(a)(iv).

(ii)                                  Claimant Party Proposes Three Members. If the Dispute Items exceed $500,000 in total, or if the Respondent Party proposes that the Review Board shall consist of three Members, then the Claimant Party shall state the name and address of the first of three Members in its Notice of Dispute. If the Respondent Party agrees that the Review Board shall consist of three Members, the Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a “Party-Appointed Arbitrator” (“Party-Appointed Arbitrator”), consistent with Commercial Arbitration Rule R-12. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator as provided in Section 7.6(c), then within ten (10) Business Days of such submission, the Party-Appointed Arbitrators shall select a neutral third Member (the “Neutral Member”) in accordance with Commercial Arbitration Rules R-11 and R-13, except that the Neutral Member need not be from the National Roster of Commercial Arbitrators. If the Respondent Party proposes that the Review Board shall consist of one Member, then the Member shall be selected in accordance with Section 7.10(a)(iii).

(iii)                               Respondent Party Proposes One Member. If the Claimant Party proposes that the Review Board shall consist of three Members, but the Respondent Party proposes that the Review Board shall consist of one Member in its response to the Notice of Dispute, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the Review Board unless the Respondent Party states the name and address of a different proposed Member in its response to the Notice of Dispute. If the Respondent Party proposes a different Member in its response to the Notice of Dispute, then that Member shall be deemed acceptable to the Claimant Party if it submits the Notice of Dispute to the Arbitration Administrator.

(iv)                              Respondent Party Proposes Three Members. If the Claimant Party proposes that the Review Board shall consist of one Member, but the Respondent Party proposes, in its response to the Notice of Dispute, that the Review Board shall consist of three Members, then the Member proposed by the Claimant Party in the Notice of Dispute shall comprise the first Member of the Review Board. The Respondent Party shall state the name and address of the second Member in its response to the Notice of Dispute. Each such Member shall be considered a Party-Appointed Arbitrator. If the Claimant Party subsequently submits the Notice of Dispute to the Arbitration Administrator, a Neutral Member shall be selected in accordance with the procedure set forth in Section 7.10(a)(ii).

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(b)                                 Removal of Members. A Party-Appointed Arbitrator may be removed at any time by the party who appointed that Member upon five (5) Business Days notice to the other party of the selection of a replacement Member. The Neutral Member may be removed by unanimous action of the Party-Appointed Arbitrators or unanimous action of the parties after five (5) Business Days notice to the Claimant Party and the Respondent Party and the Arbitration Administrator of the selection of a replacement Neutral Member.

(c)                                  Vacancies. Any vacancy on the Review Board prior to or after the commencement of the hearing of evidence and argument (the “Arbitration Hearing”) shall be handled in accordance with Commercial Arbitration Rule R-19, except that if a vacancy arises after the Arbitration Hearing has commenced, a substitute Member shall be selected in accordance with the rules under which the original Member was selected.

7.11.                     Impartiality. As a condition of serving on the Review Board, within five (5) Business Days after being selected, each Member shall provide a written oath, under penalty of perjury, containing a statement that the Member does not have any conflicts of interest (whether official, financial, personal or otherwise) with respect to the issues or parties in controversy, and that each Member agrees to be bound by the provisions of this Article 7 as applicable to the Members. If a Member has any potential conflict of interest, the Member shall fully disclose such interest in writing to the Claimant Party and the Respondent Party and the Member shall not serve on the Review Board, unless the Claimant Party and the Respondent Party agree otherwise. The Conflicts Committee of the Legal Division of the Corporation shall review any potential conflicts of interest for potential waiver. None of the Members may serve as counsel, advisor, witness or representative to any party to the arbitration.

7.12.                     Schedule. The Review Board shall assume control of the arbitration process and shall schedule all events as expeditiously as possible. The Arbitration Hearing shall commence within ninety (90) Business Days after receipt of the Notice of Dispute by the Arbitration Administrator.

7.13.                     Written Award. Within twenty (20) Business Days following closing of the Arbitration Hearing, as determined by Commercial Arbitration Rule R-35, the Review Board shall determine the prevailing party and award the prevailing party its proposed award/award any remedy or relief that the arbitrator deems just and equitable and within the scope of this Article 7, but in no event may an award of the Review Board (inclusive of all claims and counterclaims) exceed the maximum amount set forth in Section 7.6(a) of this Agreement. If the Review Board consists of three (3) Members, the determination of any two (2) Members shall constitute the Review Board’s determination. The Review Board shall present to the Claimant Party and the Respondent Party a written award regarding the dispute. The written award shall contain a brief, informal discussion of the factual and legal basis for the award and need not contain formal findings of facts and law.

7.14.                     Interest Rate on Award. Any award amounts ultimately determined to be payable pursuant to the Review Board’s written award shall bear interest at the Settlement Interest Rate from a beginning date specified by the Review Board in its written award and until the date on which payment is made.

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7.15.                     Payments. All payments required to be made under this Article 7 shall be made by wire transfer and within fifteen (15) Business Days following the date on which the award becomes final, as provided by ADRA at § 580(b). The Review Board will have no authority to award any punitive, consequential, special or exemplary damages.

7.16.                     Fees, Costs and Expenses. The Review Board will have no authority to award attorneys’ fees or costs incurred by either party to the arbitration. Each party will bear the fees, costs, and expenses which it incurs in connection with the submission of any dispute to a Review Board, including the fees and expenses of the Member which it selected in accordance with the Arbitration Administrator’s fee schedule. The Claimant Party and the Respondent Party will share equally the fees and expenses of the Neutral Member and any administrative fees of the arbitration (which shall not include the fees and expenses of the Members). No fees, costs or expenses incurred by or on behalf of the Assuming Institution shall be subject to reimbursement by the Receiver under this Article 7 or otherwise.

7.17.                     Binding and Conclusive Nature. Arbitration of a dispute pursuant to this Article 7 shall be final, conclusive and binding on the parties and not subject to further dispute or review, and judgment upon the award made by the Review Board may be entered in accordance with applicable law in any court having jurisdiction thereof. Other than as provided by the Federal Arbitration Act and ADRA, no review, appeal or reconsideration of the Review Board’s determination shall be permitted, including review, appeal or reconsideration by the Review Board or any other arbitrators. The parties agree to faithfully observe the provisions of this Article 7 and the Commercial Arbitration Rules, and the parties agree to abide by and perform any award rendered by the Review Board.

7.18.                     No Precedent. No decision, interpretation, determination, analysis, statement, award or other pronouncement of a Review Board shall constitute precedent in regard to any subsequent proceeding (whether or not such proceeding involves dispute resolution under this Agreement), nor shall any Review Board be bound to follow any decision, interpretation, determination, analysis, statement, award or other pronouncement rendered by any previous Review Board or any other previous dispute resolution panel that may have convened in connection with a transaction involving other failed financial institutions or Federal assistance transactions.

7.19.                     Confidentiality; Proceedings, Information and Documents. No arbitration held pursuant to this Article 7 shall be public or accessible to any person other than the parties and their representatives, the Review Board and witnesses participating in the arbitration (and then, only to the extent of their participation). Each party and each Member shall strictly maintain the confidentiality of all issues, disputes, arguments, positions and interpretations of any such proceeding, as well as all testimony, pleadings, filings, discovery, information, attachments, enclosures, exhibits, summaries, compilations, studies, analyses, notes, documents, statements, schedules and other similar items associated therewith (“Confidential Information”), in accordance with the provisions of ADRA. In the event that disclosure of Confidential Information is required pursuant to law, rule or regulation, or in the event that disclosure is required pursuant to statute or court determination as provided by ADRA, then to the extent reasonably practicable, the person required to make the disclosure shall provide the other party or parties with written notice of such disclosure within one (1) Business Day

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following the request that it make such disclosure, and in any event prior to making such disclosure, so that the other party or parties may seek a protective order.

7.20.                     Confidentiality of Arbitration Award. Notwithstanding the provisions of Section 7.19, no party has any duty of confidentiality with respect to any arbitration award made pursuant to this Article 7.

7.21.                     Extension of Time Periods. The parties may extend any period of time provided in this Article 7 by mutual agreement.

7.22.                     Venue. The arbitration shall take place at such location as the parties thereto may mutually agree, but if they cannot agree, then it will take place at the offices of the Corporation in Washington, D.C., or Arlington, Virginia.

ARTICLE 8.                        DEFINITIONS. The capitalized terms used in this Agreement have the meanings defined or referenced in this Article 8.

“AAA” has the meaning set forth in Section 7.6(c).

“Accounting Records” means Records including, but not limited to, corporate minutes, general ledger and subsidiary ledgers and schedules which support general ledger balances.

“Accrued Interest” means, for any Shared-Loss Loan, Permitted Advance or Shared-Loss Loan Commitment Advance at any time, the amount of accrued earned and unpaid interest, taxes, credit life and/or disability insurance premiums (if any) payable by the Obligor, all as reflected on the Accounting Records of the Failed Bank or the Assuming Institution (as applicable), but excluding any amount accrued after the applicable Asset has been placed on non-accrual or nonperforming status by either the Failed Bank or the Assuming Institution (as applicable), for no more than a maximum of ninety (90) days.

“Additional ORE” means Shared-Loss Loans that become ORE after the Bank Closing Date.

“ADRA” has the meaning set forth in Section 7.3.

“Affiliate” has the meaning set forth in the Purchase and Assumption Agreement; provided that, for purposes of this Agreement, no Third Party Servicer appointed by an Affiliate shall be deemed to be an Affiliate of the Assuming Institution solely by virtue of that appointment.

“Agreement” has the meaning set forth in Recital A.

“Applicable Percentage” is Eighty Percent (80%) for the Tranche 1 Amount and Eighty Percent (80%) for the Tranche 2 Amount.

“Arbitration Administrator” has the meaning set forth in Section 7.6(f).

“Arbitration Hearing” has the meaning set forth in Section 7.10(a)(iii).

“Assets” has the meaning set forth in the Purchase and Assumption Agreement.

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“Assuming Institution” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Closing Date” has the meaning set forth in the Purchase and Assumption Agreement.

“Bank Premises” has the meaning set forth in the Purchase and Assumption Agreement.

“Bid Valuation Date” has the meaning set forth in the Purchase and Assumption Agreement.

“Book Value” has the meaning set forth in the Purchase and Assumption Agreement.

“Business Day” has the meaning set forth in the Purchase and Assumption Agreement.

“Calendar Quarter” means a period of three months in any year, commencing on the first day of each January, April, July or October, and each successive three-month period thereafter, except that the first such period shall commence on the Commencement Date and end on the last day of March, June, September or December, whichever is the first to occur after the Commencement Date.

“Capitalized Expenditures” means those expenditures that (a) would be capitalized under generally accepted accounting principles and (b) are incurred with respect to Shared-Loss Loans, ORE, Additional ORE or Subsidiary ORE, but excluding expenses related to environmental conditions including, but not limited to, remediation, storage or disposal of any hazardous or toxic substances or any pollutant or contaminant.

“Charge-Off” means, for any period with respect to a particular Shared-Loss Asset, the amount of a loan or portion of a loan classified as “Loss” under the Examination Criteria as effected by the Assuming Institution and reflected on its Accounting Records for such period, consisting solely of a charge-off of the following:

(a)                                 the principal amount of such Shared-Loss Asset net of unearned interest;

(b)                                 a write-down associated with Shared-Loss Assets, ORE or Additional ORE or loan modification(s);

(c)                                  Accrued Interest for no more than a maximum of ninety (90) days; plus

(d)                                 Capitalized Expenditures.

Losses incurred on the sale or other disposition of Shared-Loss Assets to any Person shall not constitute Charge-Offs except for: (i) sales duly conducted in accordance with the provisions of Sections 4.1(a) and 4.1(b), (ii) the sale or other disposition of ORE or Additional ORE to a Person other than an Affiliate of the Assuming Institution which was conducted in a commercially reasonable and prudent manner and (iii) other sales or dispositions, if any, with respect to which the Receiver granted prior consent.

“Chartering Authority” has the meaning set forth in the Purchase and Assumption Agreement.

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“Claimant Party” has the meaning set forth in Section 7.6(a).

“Commencement Date” means the first day following the Bank Closing Date.

“Commercial Arbitration Rules” has the meaning set forth in Section 7.9.

“Commitment” has the meaning set forth in the Purchase and Assumption Agreement.

“Confidential Information” has the meaning set forth in Section 7.19.

“Consumer Loans” means loans to individuals for household, family and other personal expenditures, that are not secured by real estate, including but not limited to loans for (a) purchase of private automobiles, pickup trucks, household appliances, furniture, trailers and boats; (b) repairs or improvements to a borrower’s residence; (c) educational expenses, including student loans, whether or not guaranteed by the United States or any state; (d) medical expenses; (e) taxes; (f) vacations; (g) personal (non-business) debt consolidation; and (h) purchase of a mobile home to be used as a residence which is not combined with real property. Consumer Loans may be installment loans, demand loans or single payment time loans, regardless of size or maturity and regardless of whether the loans are made by the consumer loan department or by any other department of the Failed Bank. Consumer Loans also include retail installment sales paper purchased by the Failed Bank from merchants or dealers, finance companies and others and extensions of credit pursuant to a credit card plan or debit card plan.

“Corporation” has the meaning set forth in the Purchase and Assumption Agreement.

“Covered Gain” has the meaning set forth in Section 2.3(b).

“Covered Loss” has the meaning set forth in Section 2.3(a).

“Credit File” has the meaning set forth in the Purchase and Assumption Agreement.

“Dispute Item” has the meaning set forth in Section 7.1(b).

“Environmental Assessment” means an assessment relating to the presence, storage or release of any hazardous or toxic substance, pollutant or contaminant with respect to the collateral securing a Shared-Loss Loan that has been fully or partially charged-off.

“Examination Criteria” means the loan classification criteria employed by, and any applicable regulations of, the Assuming Institution’s Chartering Authority at the time an action is taken, as such criteria may be amended from time to time.

“Failed Bank” has the meaning set forth in the Purchase and Assumption Agreement.

“Failed Bank Charge-Offs” means, with respect to any Asset, an amount equal to the aggregate reversals or charge-offs of Accrued Interest and charge-offs and write-downs of principal effected by the Failed Bank with respect to that Asset as reflected on the Accounting Records of the Failed Bank, excluding any Fully-Charged-Off Assets.

“Federal Arbitration Act” has the meaning set forward in Section 7.9.

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“Final Recovery Certificate” means the Quarterly Certificate for the final Recovery Quarter.

“Fixtures” has the meaning set forth in the Purchase and Assumption Agreement.

“FDIC” means the Federal Deposit Insurance Corporation, in any capacity, as appropriate.

“FDIC Party” has the meaning set forth in Section 7.2.

“Fully Charged-Off Assets” means Assets subject to Failed Bank Charge-Offs that were completely charged-off by the Failed Bank and had a Book Value of zero on the Bank Closing Date.

“Holding Company” means any company owning Shares of the Assuming Institution that is a holding company pursuant to the Bank Holding Company Act of 1956, 12 U.S.C. 1841 et seq. or the Home Owners’ Loan Act, 12 U.S.C. 1461 et seq.

“Investment in Subsidiary” means the amount of the Failed Bank’s direct and indirect investment in a Shared-Loss Subsidiary, including any amounts due from that Shared-Loss Subsidiary to the Failed Bank that were acquired by the Assuming Institution, calculated as of the Commencement Date.

“Intrinsic Loss Estimate” is One Hundred Eighty Million Dollars ($180,000,000.00).

“Legal Balance” has the meaning set forth in the Purchase and Assumption Agreement.

“Loan” has the meaning set forth in the Purchase and Assumption Agreement.

“Management Standards” has the meaning set forth in Section 3.1.

“Member” has the meaning set forth in Section 7.10.

“Net Loss Amount” means the sum of all Covered Losses less all Covered Gains and, if the Purchase and Assumption Agreement includes a Single Family Agreement, the Cumulative Loss Amount under and as defined in the Single Family Agreement.

“Net ORE Income” means the extent to which aggregate ORE Income exceeds ORE Expenses, as described in Section 2.9(g)(i) or (ii), as appropriate.

“Net ORE Loss Carryforward” means the amount of any ORE Income in any Recovery Quarter that is a negative number.

“Net Recoveries” has the meaning set forth in Section 2.4(c).

“Neutral Member” has the meaning set forth in Section 7.10(a)(ii).

“New Shared-Loss Loans” means loans that would otherwise be subject to loss sharing under this Agreement that were originated after the Bid Valuation Date and before the Bank Closing Date.

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“Notice of Dispute” has the meaning set forth in Section 7.3.

“Obligor” has the meaning set forth in the Purchase and Assumption Agreement.

“ORE” means the following that (a) are owned by the Failed Bank as of the Bank Closing Date and purchased pursuant to the Purchase and Assumption Agreement or (b) have been acquired subsequent to the Bank Closing Date from the collection or settlement by the Assuming Institution of a Shared-Loss Loan, including, without limitation, any assets which have been fully or partially charged-off on the books and records of the Failed Bank or the Assuming Institution:

(a)                                 interests in real estate (other than Bank Premises and Fixtures), including but not limited to mineral rights, leasehold rights, condominium and cooperative interests, air rights and development rights; and

(b)                                 other assets (whether real property, furniture, fixtures or equipment and, at the option of the Receiver, other personal property) acquired by foreclosure of ORE or in full or partial satisfaction of judgments or indebtedness.

“ORE Expenses” means the aggregate expenses paid to third parties by or on behalf of the Assuming Institution after the final Shared-Loss Quarter to manage, operate and maintain ORE, Additional ORE and Subsidiary ORE, which may include property taxes, insurance and sales commissions, provided that such commissions are of an amount customary for the type and location of the asset.

“ORE Income” means income received by or on behalf of the Assuming Institution or its Affiliate(s) from the operation, and any gains recognized by the Assuming Institution on the disposition, of ORE, Additional ORE and Subsidiary ORE.

“Party-Appointed Arbitrator” has the meaning set forth in Section 7.10(a)(ii).

“Permitted Advance” has the meaning set forth in Section 2.8(a).

“Permitted Amendment” has the meaning set forth in Section 2.8(b).

“Person” has the meaning set forth in the Purchase and Assumption Agreement.

“Purchase and Assumption Agreement” has the meaning set forth in Recital A.

“Quarterly Certificate” means a certificate or certificates, signed by an officer of the Assuming Institution involved in, or responsible for, the administration and servicing of the Shared-Loss Assets, whose name appears on a list provided to the Receiver (as updated by the Assuming Institution as needed from time to time) of servicing officers and the related supporting documentation setting forth in such form and detail as the Receiver may specify from time to time the items listed at Section 5.2(a), in the form set forth in Exhibit 5.2 and delivered as set forth in Article 5 of this Agreement.

“Receiver” has the meaning set forth in the Purchase and Assumption Agreement.

“Record” has the meaning set forth in the Purchase and Assumption Agreement.

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“Recovery” has the meaning set forth in Section 2.9.

“Recovery Quarter” means a Calendar Quarter commencing with and including the first Calendar Quarter following the final Shared-Loss Quarter and ending on the Termination Date.

“Reimbursable Expenses” has the meaning set forth in Section 2.7(a).

“Related Liability” has the meaning set forth in the Purchase and Assumption Agreement.

“Related Liability Amount” has the meaning set forth in the Purchase and Assumption Agreement.

“Related Loan” means a loan or extension of credit held by the Assuming Institution at any time on or prior to the end of the final Recovery Quarter that is:

(a)                                 made to the same Obligor with respect to a Loan that is a Shared-Loss Asset or with respect to a Loan from which ORE, Additional ORE or Subsidiary ORE derived; or

(b)                                 attributable to the same primary Obligor with respect to any Loan described at paragraph (a) under the applicable rules of the Assuming Institution’s Chartering Authority concerning the legal lending limits of financial institutions organized under its jurisdiction as in effect on the Commencement Date.

“Respondent Party” has the meaning set forth in Section 7.6(b).

“Review Board” has the meaning set forth in Section 7.10.

“Settlement Interest Rate” has the meaning set forth in the Purchase and Assumption Agreement.

“Shared-Loss Assets” means Shared-Loss Loans, Subsidiary Shared-Loss Loans, ORE, Additional ORE, Subsidiary ORE and Capitalized Expenditures.

“Shared-Loss Loan Commitment” means (a) a Commitment to make a further extension of credit or a further advance with respect to an existing Shared-Loss Loan or (b) a Shared-Loss Loan in respect of which the Assuming Institution has made a Permitted Amendment.

“Shared-Loss Loan Commitment Advance” means an advance pursuant to a Shared-Loss Loan Commitment with respect to which the Assuming Institution has not made a Permitted Advance.

“Shared-Loss Loans” means the following:

(a)                                 Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement set forth on Schedule 4.15B thereto;

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(b)                                 New Shared-Loss Loans purchased by the Assuming Institution pursuant to the Purchase and Assumption Agreement;

(c)                                  Permitted Advances;

(d)                                 Shared-Loss Loan Commitment Advances, if any; and

(e)                                  Shared-Loss Loans (as described at paragraphs (b) through (d) above) with respect to which the Assuming Institution has made a Permitted Amendment;

but does not include:

(i)             Consumer Loans; or

(ii)          Loans, New Shared-Loss Loans, Permitted Advances or Shared-Loss Loan Commitment Advances with respect to which a Shared-Loss Subsidiary is an Obligor.

“Shared-Loss Quarter” means a Calendar Quarter commencing with the initial Calendar Quarter and ending with and including the Calendar Quarter in which the fifth (5th) anniversary of the Commencement Date occurs.

“Shared-Loss Subsidiary” and “Shared-Loss Subsidiaries” mean the Subsidiary or Subsidiaries, if any, listed on Schedule 4.15D, as applicable.

“Shares” means common stock and any instrument which by is, or which may become, convertible into common stock.

“Single Family Agreement” means, if any, the Single Family Shared-Loss Agreement and the Exhibits thereto attached as Exhibit 4.15A to the Purchase and Assumption Agreement and entered into of even date with this Agreement among the Receiver, the Corporation and the Assuming Institution.

“Subsidiary” has the meaning set forth in the Purchase and Assumption Agreement.

“Subsidiary ORE” means ORE listed on Schedule 4.15D and owned by the Shared-Loss Subsidiary identified on that Schedule 4.15D as the owner of such ORE.

“Subsidiary Shared-Loss Loans” means Shared-Loss Loans listed on Schedule 4.15D owned by the Shared-Loss Subsidiary identified on that Schedule 4.15D as the owner of such Shared-Loss Loans.

“Termination Date” means the last day of the Calendar Quarter in which the eighth (8th) anniversary of the Commencement Date occurs.

“Third Party Servicer” means any servicer appointed from time to time by the Assuming Institution, which may include an Affiliate of the Assuming Institution, to service the Shared-Loss Assets on behalf of the Assuming Institution.

“Tranche 1 Amount” means a Net Loss Amount up to and including One Hundred

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Eighty Million Dollars ($180,000,000.00).

“Tranche 2 Amount” means a Net Loss Amount in excess of the Tranche 1 Amount.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
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EXHIBIT 2.5

Reserved.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2.7

EXCLUSION FROM REIMBURSABLE EXPENSES

Pursuant to Section 2.7(b)(iii) of this Agreement, the following calculation applies to determine the proportion of the expense attributable, for financial accounting purposes, to the reduction of the Book Value of a Shared-Loss Loan which may not be included as a Permitted Expense. All capitalized terms used in this Exhibit 2.7 have the meanings defined or referenced in Article 8 of this Agreement.

X = E * [1- (A+B+C)]

(A+B+D)

Where:

X = the proportion of expense not allowed as a Permitted Expense pursuant to Section 2.7(b)(iii)

A = the total amount of all Failed Bank Charge-Offs of principal on the Shared-Loss Loan (excluding reversals or charge-offs of Accrued Interest)

B = the total of all Charge-Offs effected by the Assuming Institution of principal on the Shared-Loss Loan amount (excluding reversals or charge-offs of Accrued Interest)

C = the amount of principal on the Shared-Loss Loan that has not yet been charged-off but has been placed on non-accrual status, all of which occurred during the period in which the expenses represented by E were recognized

D = the total amount of principal indebtedness due from the Obligor on the Shared-Loss Loan after any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action

E = the portion of the expense attributable, for financial accounting purposes, to the reduction of the Book Value of the Shared-Loss Loan

However, in the event that the portion derived from the calculation represented by:

[1- (A+B+C)]

(A+B+D)

is a negative number, the value of: (A+B+C)

(A+B+D)

shall be deemed to be 1 and accordingly the value of X shall be zero.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 2.9

INTEREST INCOME AS A RECOVERY

Pursuant to Section 2.9(d) of this Agreement, the following calculation applies to determine the proportion of interest income recognized by the Assuming Institution for financial accounting purposes with respect to a Shared-Loss Loan which may be included as a Recovery subject to the limit in Section 2.9(e). All capitalized terms used in this Exhibit 2.9 have the meanings defined or referenced in Article 8 of this Agreement.

X = ((A + B +C)/D) * E

Where:

X = the allowable proportion of interest income recognized by the Assuming Institution on the Shared-Loss Loan pursuant to Section 2.9(d) provided that such portion may not exceed one hundred percent (100%) of E.

A = the total amount of all Failed Bank Charge-Offs of principal on the Shared-Loss Loan (excluding reversals or charge-offs of Accrued Interest)

B = the total amount of all Charge-Offs effected by the Assuming Institution of principal on the Shared-Loss Loan (excluding reversals or charge-offs of Accrued Interest)

C = the amount of principal on the Shared-Loss Loan that has not yet been charged-off but has been placed on non-accrual status, all of which occurred at any time prior to or during the period in which the interest income represented by E was recognized

D = the total amount of principal indebtedness (including all Failed Bank Charge-Offs and Charge-Offs as described at A and B) due from the Obligor on the Shared-Loss Loan after any amendment, modification, renewal, extension, refinance, restructure, commitment, sale or other similar action

E = the total amount of interest income recognized by the Assuming Institution for financial accounting purposes with respect to the Shared-Loss Loan

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

EXHIBIT 5.2 FDIC FDIC as Receiver of: FDIC completes Fund No: ### Section 1: Payment Summary Purchase and Assumption Agreement Dated: date For Commercial and Other Beginning of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement End of this Shared-Loss Period: 6/30/2010 For Commercial and Other Shared Loss Agreement 1. Is FDIC coverage rate based solely on single family agreement losses? yes 2. Are assets that were fully charged off at dosing treated differently in this agreement? No If the answer to # 1 is No, then enter the following: If the answer to # 1 is No, and the answer to #2 is Yes. then enter the following: 3. Single Family: Inception-to-date Covered Losses, net of Recoveries - 4. Single Family: Inception-to-date Recoveries from fully charged off assets 3a. Securities: Inception-to-date Covered Losses, net of Recoveries - 4a. Securities: Inception-to-date Recoveries from fully charged off assets This section calculates covered losses during this period: All Previous Certificates This Certificate Inception to Date 5. Total Covered Loss (Gain] Amount 0 0 0 6. If answer to 2 is Yes, then add back Recoveries From Fully Charged Off Assets 0 0 0 7. Equals Total Covered Losses subject to standard loss share treatment 0 0 0 This section calculates the payment amount: Net Loss Recoveries from 1ST Tranche 2 nd Tranche 3rd Tranche Fully-Charged-Off Total Due From (First Loss Tranche) (Below Stated (Above Stated Assets al Close (to) FDIC Threshold) Threshold) (not applicable) 8. Maximum amount eligible for payment within each tranche 100 200 n/a - 9. FDIC’s Applicable Loss Share Percentage 0% 50% 95% 50% 10. Beginning Balance: Amount of each tranche already lilted from previously reported losses - - - 11. New Covered Losses (Gains) under standard loss share incurred during period - n/a n/a 12 Covered Losses (Gains) applicable to each tranche during this period (on this Certificate) - - - 13. Distribution of Net Losses across tranches alter this Certificate - - - 14. Covered Losses (Gains) applicable to each tranche during this period (on this Cert) - - - - 15. Amount Due From (to) FDIC for this Certificate - - - - - This section contains wring Instructions of Intergovernment Payout and Collection: Preparer signature: X 9 Digit ABA Number Preparer name: Account Number Account Name Further Credit Account Officer signature: X Further Credit Name OBI Officer name: Officer title Bank Name Bank Address Module 1 – Whole Bank w/ Optional Shared Loss Agreements C-41 Community Central Bank Version 3.01 – COMMERCIAL SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

FDIC FDIC as Receiver of: FDIC completes Fund No: ### Section 2: Quarterly Summary Purchase and Assumption Agreement Dated: date For Commercial and other Beginning of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement End of this Shared-Loss Period: 6/30/2010 PART A. Opening/Closing/Net Shared-Loss Asset Balances Cumulative at beg of Quarter This Quarter Commercial Real Estate Loans ORE & oth repo Investment in 1 Constr & Dev Other C & I Loans assets Consumer Loans Other Loans Subs 1. Opening Balance 0 0 0 0 0 0 0 0 2. Adjustments; a) Transfers 0 0 0 0 0 0 0 b) Reclassifications 0 0 0 0 0 0 0 c) Assets dropped from loss share 0 0 0 0 0 0 0 0 d) Other 0 0 0 0 0 0 0 0 3. Adjusted Opening Balance 0 0 0 0 0 0 0 0 4. Add; a) Assumed Commitment Advances 0 0 0 0 0 0 0 b) Permitted Advances 0 0 0 0 0 0 0 c) Capitalized Expenses 0 0 0 0 0 0 0 0 5, Less: a) Prin Collections (amort/prepaymts) 0 0 0 0 0 0 0 0 b) Paid in lull 0 0 0 0 0 0 0 0 c) Sales (qualifying or non-qualifying) 0 0 0 0 0 0 0 0 d) Charge-Offs (excluding accr int) 0 0 0 0 0 0 0 0 e) Qualifying loss on sales 0 0 0 0 0 0 0 0 6, Net (Reduction)/Increase Amount 0 0 0 0 0 0 0 0 7. Closing Balance 0 0 0 0 0 0 0 0 PART B. Charge-Offs, Recoveries & Reimbursable Expenses 8. Charge-offs: a) Principal (from 5d and 5e) 0 0 0 0 0 0 0 0 b) Accr Int (up to 90 days) 0 0 0 0 0 0 0 0 9. Total Charge-Offs 0 0 0 0 0 0 0 0 10. Less; a) Recs From Fully CO Assets* 0 0 0 0 0 0 0 0 b) Other Recoveries 0 0 0 0 0 0 0 0 11. Net Charge-Offs/(Recoveries) 0 0 0 0 0 0 0 0 12. Add: a) Reimb Exps from Fully CO Assets* 0 0 0 0 0 0 0 0 b) Other Reimbursable Expenses 0 0 0 0 0 0 0 0 13. Less: Offsetting Income 0 0 0 0 0 0 0 0 14. Total Covered Loss (Gain) Amount 0 0 0 0 0 0 0 0 Memo items: 15. Gross Recoveries this period 16. Gross Recoveries from Fully Charged Off Assets this period * 17. Total number of assets under loss share * = as of the beginning of the Loss Share agreement. Page 2 of 3 Module 1 – Whole Bank w/ Optional Shared Loss Agreements C-42 Community Central Bank Version 3.01 – COMMERCIAL SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

FDIC FDIC as Receiver of: FDIC completes Fund No: ###  Section 3: Quarterly Summary Purchase and Assumption Agreement Dated: date For Commercial and other Beginning of this Shared-Loss Period: 3/31/2010 Shared Loss Agreement End of this Shared-Loss Period: 6/30/2010 Number of Loans / Properties Delinquent In Performing 30-59 days 60-89 days 90+ days Foreclosure Repossessed Assets * Total Construction & Development 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 S Balance (000s) Delinquent In Performing 30-59 days 60-89 days 90+ days foreclosure Repossessed Assets* Total Construction & Development 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 * ORE for CRE loans; other types of repossessed assets for other types of loans. Note: investments in subsidiaries are excluded. Page 3 of 3 Module 1 – Whole Bank w/ Optional Shared Loss Agreements C-43 Community Central Bank Version 3.01 – COMMERCIAL SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Certificate-Section 3 Quarterly Performance Status Summary For Commercial and Other Shared Loss Loans FDIC as Receiver of: FDIC completes Fund No: FDIC completes 10xxx Purchase and Assumption Agreement Dated FDIC completes Beginning of Shared-Loss Period: date1 End of Shared-Loss Period: date2 Number of Loans / Properties Delinquent In Repossessed Total Non- ± Since Performing 30-59 days 60-89 days 90+ days Foreclosure Assets * Accrual Loans Total Last Quarter Construction & Development 0 0 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 0 0 $ Balance (000s) Delinquent In Repossessed Total Non- ± Since Performing 30-59 days 60-89 days 90+ days foreclosure Assets * Accrual Loans Total Last Quarter Construction & Development 0 0 0 0 0 0 0 0 0 Other Comm Real Estate 0 0 0 0 0 0 0 0 0 Total Comm Real Estate 0 0 0 0 0 0 0 0 0 C&I 0 0 0 0 0 0 0 0 0 Consumer Loans 0 0 0 0 0 0 0 0 0 Other Loans 0 0 0 0 0 0 0 0 0 Total 0 0 0 0 0 0 0 0 0 * ORE for CRE loans; other types of repossessed assets for other types of loans. Page 3 of 3 Module 1 – Whole Bank w/ Optional Shared Loss Agreements C-44 Community Central Bank Version 3.01 – COMMERCIAL SHARED-LOSS AGREEMENT Mount Clemens, MI December 8, 2010

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

SCHEDULE 4.15D

SHARED-LOSS SUBSIDIARIES

None.

Module 1 – Whole Bank w/ Optional Shared Loss Agreements	Community Central Bank
Version 3.01 – PURCHASE AND ASSUMPTION AGREEMENT	Mount Clemens, MI
December 8, 2010

Exhibit 3.1

MICHIGAN DEPARTMENT OF CONSUMER & INDUSTRY SERVICES FILED BUREAU OF COMMERCIAL SERVICES FEB 06 2003 Administrator Date Received (FOR BUREAU USE ONLY) Bureau of commercial services FEB 04 2003 This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. Tran:1 7705536-1 02/03/03 Chk #: 10603 Amt: $60.00 ID: FINANCIAL LAW ASSOCIATES PC Name Michael A. Kus Address 3201 University Drive, Suite 250 City State ZIP Code Aubum Hills MI 48326 Effective Date: Document will be returned to the name and address you enter above. If the blank document will be mailed to the registered office. 52892C ARTICLES OF INCORPORATION For use by Domestic Profit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Articles: ARTICLE I The name of the corporation is: STRATEGIC HOLDING COMPANY ARTICLE II The purpose or purposes for which the corporation is formed is to engage in any activity within the purposes for which corporations may be formed under the Business Corporation Act of Michigan. ARTICLE III The total authorized shares: 1. Common Shares 60,000 Preferred Shares 2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows: ARTICLE IV 1. The address of the registered office is: 888 W. Big Beaver Road, Suite 1450 Troy, Michigan 48084 (Street Address) (City) (ZIP Code) 2. The mailing address of the registered office, if different than above: , Michigan (Street Address of P.O. Box) (City) (ZIP Code) 3. The name of the resident agent at the registered office is: Steven P. Groulx GOLD SEAL APPEARS ONLY ON ORIGINAL

ARTICLE V The name(s) and address(es) of the incorporator(s) is(are) as follows: Name Residence or Business Address Steven P. Groulx, 888 W. Big Beaver Rd, Suite 1450, Troy, MI 48084 ARTICLE VI (Optional, Delete if not applicable) When a compromise or arrangement or a plan of reorganization of this corporation is proposed between this corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or shareholder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on this corporation. ARTICLE VII (Optional, Delete if not applicable) Any action required or permitted by the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder who signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation’s registered office, its principal place of business, or an officer or agent of the corporation having custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3). GOLD SEAL APPEARS ONLY ON ORIGINAL

 The space below for additional Articles or for continuation of previous Articles. Please identify any Article being continued or added. Attach additional pages if needed. I, (we), the incorporator(s) sign my (our) name(s) this 2nd day of January, 2003, . GOLD SEAL APPEARS ONLY ON ORIGINAL

 FOR BUREAU USE ONLY Identification Number Corporation name 52892C STRATEGIC HOLDING COMPANY Resident agent name and mailing address of the registered office FILED STEVEN P GROULX 888 W BIG BEAVER RD STE 1450 NOV 08 2004 TROY MI 48084 By Department Bureau of Commercial Services Tran info: 2 9778473-1 09/13/04 Chk#: 11826 Amt: $25.00 ID: 52892C The address of the registered office 888 W BIG BEAVER RD STE 1450 TROY MI 48084 If no change in the address of the registered office and/or resident agent proceed to Item 4. 1. Mailing address of registered office in Michigan (may be a P.O. Box) 2.Resident Agent 700 Tower Drive, Suite 120, Troy Michigan 48098 Steven P. Groulx 3. The address of the registered office in Michigan (a P.O. Box may not be designated as the address of the registered office) 700 Tower Drive, Suite 120, Troy Michigan 48098 4. Describe the general nature and kind of business in which the corporation is engaged: Bank holding company for bank in organization 5. NAME BUSINESS OR RESIDENCE ADDRESS If different than President President (Required) Steven P. Groulx 700 Tower Dr. Ste 120 Troy, MI 48098 Secretary (Required) Steven P. Groulx Treasurer (Required) Steven P. Groulx Vice President If different than Officers Director Director Director 6. Signature of authorized officer or agent Title Date Phone (Optional) President 9-7-04 This report must be filed on or before May 15, 2004 Please make your check or money order payable to the State of Michigan. The filling fee is $25.00. Return to Michigan Department of Labor & Economic Growth If submitted after September 30, 2004, total fee is $75.00. Bureau of Commercial Services, Corporation Division ($25 filing fee, plus $50 late penalty) P.O. Box 30702 Lansing, MI 48909-8202 (517) 241-6470 If more space is needed additional pages may be included. Do not staple any items to report. This report is required by Section 911, Act 284, Public Acts of 1972, as amended. Failure to file this report may result in the dissolution of the corporation. Late filing may result in penalty fees. GOLD SEAL APPEARS ONLY ON ORIGINAL

MICHIGAN DEPARTMENT OF LABOR & ECONOMIC GROWTH FILED BUREAU OF COMMERCIAL SERVICES JAN 10 2006 (FOR BUREAU USE ONLY) Administrator Date Received ADJUSTED PURSUANT TO TELEPHONE AUTHORIZATION Bureau of Commercial Services This document is effective on the date field, unless a subsequent effective date within 90 days after received date is stated in the document. Name Gerald G. Wasen c/o: Strategic Financial Address 700 Tower Dr. 7th Floor City State ZIP code Troy Mi. 48098 EFFECTIVE DATE: Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office. CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION For use by domestic Profit and Nonprofit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Acts 284, Public Acts of 1972, (profit corporations), or Act 162, Public acts of 1982 (nonprofit corporations), the undersigend corporation executes the following Certificate: 1. The present name of the corporation is: Strategic Holding Company 2. The identification number assigned by the Bureau is: 52892C 3. Article 1 of the Articles of Incorporation is hereby amended to read as follows: The name of the corporation is: Strategic Financial Bancorp Inc. Article 3 of the Articles of Incorporation is hereby amended to read as follows: The total authorized shares: 1. Common Shares 2,500,000 Article 2 of the Articles of Incorporation is hereby amended to read as follows: The purpose or purposes for which the corporation is formed is to engage in any activity within the purposes for which corporations may be formed under the Business Corporation Act of Michigan, services including but not limited to a Bank Holding Company. GOLD SEAL APPEARS ONLY ON ORIGINAL

 COMPLETE ONLY ONE OF THE FOLLOWING: 4. (For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.) The foregoing amendment to the Articles of incorporation was duly adopted on the 14th day of December, 2005, in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees. Signed this 14th day of December, 2005 /s/ Steven P. Groulx (Signature) (Signature) Steven P. Groulx (Type or Print Name) (Type or Print Name) (Signature) (Signature) (Type or Print Name) (Type or Print Name) 5. (For Profit and nonprofit corporations whose Articles state the corporation is organized on a stock or on a membership basis.) The foregoing amendment to the Articles of Incorporation was duly adopted on the day of , , by the shareholders if a profit corporation, or by the shareholders or members if a nonprofit corporation (check one of the following) at a meeting the necessary votes were cast in favor of the amendment. by written consent of the shareholders or members having not less than the minimum number of votes required by statute in accordance with Section 407(1) and (2) of the Act if a nonprofit corporation, or Section 407(1) of the Act if a profit corporation. Written notice to shareholders or members who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders or members is permitted only if such provision appears in the Articles of Incorporation). by written consent of all the shareholders or members entitled to vote in accordance with section 407(3) of the Act if a nonprofit nonprofit corporation, or section 407(2) of the Act if a profit corporation. by consents given by electronic transmission in accordance with Section 407(3) if a profit corporation. by the board of profit corporation pursuant to section 611(2). Profit Corporations and Professional Service Corporations Nonprofit Corporations Signed this day of , Signed this day of By By (Signature of an authorized officer or agent) (Signature President, Vice-President, Chairperson or Vice-Chairperson) (Type or print Name) (Type or print Name) GOLD SEAL APPEARS ONLY ON ORIGINAL

DEPARTMENT OF LABOR & ECONOMIC GROWTH BUREAU OF COMMERCIAL SERVICES, CORPORATION DIVISION PROFIT CORPORATION INFORMATION UPDATE 2006 Entity Information Identification Number Corporation Name 52892C STRATEGIC FINANCIAL BANCORP INC. Resident agent name and mailing address of the registered office GERALD G WASEN MI The address of the registered office 700 TOWER DRIVE SUITE 120 TROY MI 48098 Describe the purpose and activities of the corporation during the year covered by this report: THE CORPORATION HAS INITIATED THE FILING OF AN APPLICATION FOR A BANK WITH THE STATE OF MICHIGAN. Officer/Director Information NAME TITLE BUSINESS OR RESIDENCE ADDRESS GERALD G WASEN PRESIDENT 700 TOWER DR STE 120 TROY MI 48098 WILLIAM A PETERSON SECRETARY 700 TOWER DR STE 120 TROY MI 48098 CHARLES CRESPI TREASURER 700 TOWER DR STE 120 TROY MI 48098 FRANK M HENNESSEY DIRECTOR 700 TOWER DR STE 120 TROY MI 48098 Electronic Signature Filed By Title Phone STEVEN GROULX AUTHORIZED OFFICER OR AGENT 248-269-0060 I certify that this filing is submitted without fraudulent intent and that I am authorized by the business entity to make any changes reported herein. Payment Information Payment Amount Payment Date/Time Reference Nbr $75.00 10/04/06 12:09:10 71315 6801 52892C GOLD SEAL APPEARS ONLY ON ORIGINAL

MICHIGAN DEPARTMENT OF LABOR & ECONOMIC GROWTH FILED BUREAU OF COMMERCIAL SERVICES OCT 12 2006 Administrator Date Received (FOR BUREAU USE ONLY) BUREAU OF COMMERCIAL SERVICES This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. Tran Info: 1 12229464-1 10/11/06 Chk #: 1085 Amt: $10.00 ID: 52892C Name Gerald G. Wasen c/o First Michigan Bancorp, Inc. Address 700 Tower Dr. Suite 120 City State ZIP Code Troy Michigan 48098 EFFECTIVE DATE: Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office. CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION For use by Domestic Profit and Nonprofit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate: 1. The present name of the corporation is: Strategic Financial Bancorp Inc. 2. The identification number assigned by the Bureau is: 52892C 3. Article 1 of the Articles of Incorporation is hereby amended to read as follows: The name of the corporation is: First Michigan Bancorp, Inc. GOLD SEAL APPEARS ONLY ON ORIGINAL

COMPLETE ONLY ONE OF THE FOLLOWING: 4. (For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.) The foregoing amendment to the Articles of Incorporation was duly adopted on the 26th day of September, 2006, in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees. Signed this 9th day of October, 2006 /s/ Gerald G. Wasen /s/ Steven P. Groulx (Signature) (Signature) Gerald G. Wasen Steven P. Groulx (Type or Print Name) (Type or Print Name) (Signature) (Signature) (Type or Print Name) (Type or Print Name) 5. (For Profit and nonprofit corporations whose Articles state the corporation is organized on a stock or on a membership basis.) The foregoing amendment to the Articles of Incorporation was duly adopted on the day of , , by the shareholders if a profit corporation, or by the shareholders or members if a nonprofit corporation (check one of the following) at a meeting the necessary votes were cast in favor of the amendment. by written consent of the shareholders or members having not less than the minimum number of votes required by statute in accordance with Section 407(1) and (2) of the Act if a nonprofit corporation, or Section 407(1) of the Act if a profit corporation. Written notice to shareholders or members who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders or members is permitted only if such provision appears in the Articles of Incorporation.) by written consent of all the shareholders or members entitled to vote in accordance with section 407(3) of the Act if a nonprofit corporation, or Section 407(2) of the Act if profit corporation by consents given by electronic transmission in accordance with Section 407(3) if a profit corporation. by the board of a profit corporation pursuant to section 611(2). Profit Corporations and Professional Service Corporations Nonprofit Corporations Signed this day of , Signed this day of , By By (Signature of an authorized officer of agent) (Signature President, Vice-President, Chariperson or Vice-Chairperson) (Type or Print Name) (Type or Print Name) GOLD SEAL APPEARS ONLY ON ORIGINAL

 6. (For a nonprofit corporation whose Articles state the corporation is organized on a directorship basis.) The foregoing amendment to the Articles of Incorporation was duly adopted on the day of , by the directors of nonprofit corporation whose articles of incorporation state it is organized on a directorship basis (check one of the following) at a meeting the necessary votes were cast in favor of the amendment by written consent of all directors pursuant to Section 525 of the Act. Signed this day of By (Signature of President, Vice-President, Chairperson or Vice-Chairperson) (Type or Print Name) (Type or Print Title) GOLD SEAL APPEARS ONLY ON ORIGINAL

 MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH BUREAU OF COMMERCIAL SERVICES Date Received (FOR BUREAU USE ONLY) This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. Name Susan R. McMaster c/o Jaffe Raitt Heuer & Welss Address 27777 Franklin Road, Suite 2500 City State ZIP Code Southfield, MI 48034 Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office. EFFECTIVE DATE: CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION For use by Domestic Profit and Nonprofit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate: 1. The present name of the corporation is: First Michigan Bancorp, Inc. 2. The identification number assigned by the Bureau is: 52892C 3. Article III of the Articles of incorporation is hereby amended to read as follows: The total authorized shares of stock for the corporation is: 15,000,000 all common shares with a par value of $1.00 per share. GOLD SEAL APPEARS ONLY ON ORIGINAL

 COMPLETE ONLY ONE OF THE FOLLOWING: 4. Profit or Nonprofit Corporation: For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees. The foregoing amendment to the Articles of Incorporation was duly adopted on the day of , , in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees. Signed this day of , (Signature) (Signature) (Type or Print Name) (Type or Print Name) (Signature) (Signature) (Type or Print Name) (Type or Print Name) 5. Profit Corporation Only: Shareholder Board Approval The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the day of September , 2009 , by the: (check one of the following) shareholders at a meeting in accordance with Section 611(3) of the Act. written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.) written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act. board of a profit corporation pursuant to section 611(2) of the Act. Profit Corporations and Professional Service Corporations Signed this 25 day of September , 2009 By /s/ James T. Dunn. (Signature of an authorized officer or agent) James T. Dunn, Secretary (Type or Print Name) GOLD SEAL APPEARS ONLY ON ORIGINAL

MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH BUREAU OF COMMERCIAL SERVICES Date Received (FOR BUREAU USE ONLY) FILED APR 29 2010 Administrator BUREAU OF COMMERCIAL SERVICES APR 29 2010 This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. Name Susan R. McMaster c/o Jaffe Raitt Heuer & Welss Address 27777 Franklin Road, Suite 2500 City State Zip Code Southfield, MI 48034 EFFECTIVE DATE: Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office. CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION For use by Domestic Profit and Nonprofit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate: 1. The present name of the corporation is: First Michigan Bancorp, Inc. 2. The Identification number assigned by the Bureau is: 52892C 3. Article III & VIII of the Articles of Incorporation is hereby amended to read as follows: See attached for Articles III and VIII. 100648 GOLD SEAL APPEARS ONLY ON ORIGINAL

 COMPLETE ONLY ONE OF THE FOLLOWING: 4. Profit or Nonprofit Corporation: For amendments adopted by unanimous consent of incorporators before the first meeting ofthe board of directors or trustees. The foregoing amendment to the Articles of Incorporation was duty adopted on the day of , , In accordance with the provisions of the Act by the unanimous consent of the Incorporator(s) before the first meeting of the Board of Directors or Trustees, Signed this day of , (Signature) (Signature) (Type or Print Name) (Type or Print Name) (Signature) (Signature) (Type or Print Name) (Type or Print Name) 5. Profit Corporation Only: Shareholder or Board Approval The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the 19th day of March , 2010, by the: (check one of the following) shareholders at a meeting in accordance with Section 611 (3) of the Act. written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders Who have not consented in writing has been given, (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.) written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act. board of a profit corporation pursuant to section 611(2) of the Act. Profit Corporations and Professional Service Corporations Signed this 29 day of April, 2010 By /s/ James T. Dunn (Signature of an authorized officer or agent) James T. Dunn (Type of print Name) GOLD SEAL APPEARS ONLY ON ORIGINAL

Article III Section 1. Authorized Capital Stock. The Corporation shall be authorized to issue 220,000,000 shares of capital stock (the “Capital Stock”), of which (a) 198,000,000 shares shall be shares of Class A Voting Common Stock, $1,00 par value per share (the “Class A Common Stock”); (b) 2,000,000 shares shall be shares of Class B Non-Voting Common Stock, $1.00 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “FMB Common Stock”); and (c) 20,000,000 shares shall be shares of Preferred Stock, $1.00 par value per share (the “Preferred Stock”). Section 2.FMB Common Stock. (a) Except as expressly provided herein, the rights, powers, preferences and privileges of the Class A Common Stock and Class B Common Stock shall be in all respects and for all purposes and in all circumstances absolutely and completely identical. (b) The holders of the Class A Common Stock and Class B Common Stock shall be entitled to receive an equal amount of dividends per share if, as and when declared from time to time by the Board of Directors of the Corporation (the “Board of Directors”). In no event shall any stock dividends or stock splits or combinations of stock be declared or made on Class A Common Stock or Class B Common Stock unless the shares of Class A Common Stock and Class B Common Stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend payable in shares of the FMB Common Stock, holders of shares of Class B Common Stock shall only be entitled to receive shares of Class B Common Stock and holders of shares of Class A Common Stock shall only be entitled to receive shares of Class A Common Stock. (c) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive an equal amount per share of all the assets of the Corporation of whatever kind available for distribution to holders of FMB Common Stock, after the rights of the holders of the Preferred Stock have been satisfied. (d) Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, the holders of Class A Common Stock shall exclusively possess all voting power and each share of Class A Common Stock shall be entitled to one vote, and the holders of the Class B Common Stock shall have no voting power and shall not have the right to participate in any meeting of shareholders or to receive notice thereof, except as required by applicable law and except that any action that would significantly and adversely alter or change the powers, preferences or rights of the Class B Common Stock shall require the approval GOLD SEAL APPEARS ONLY ON ORIGINAL the Class B Common Stock voting as a separate class. Section 3. Preferred Stock. The shares of Preferred Stock may be issued from time to time in one or more classes or series. The Board of Directors is expressly authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more classes or series, and to fix the number of shares and to determine or alter for each such class or series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative participating, optional or other rights and qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares (a “Preferred Stock Designation”) and as may be permitted by the Michigan Business Corporation Act (the “Act”) and by these Articles of Incorporation. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any class or series of Preferred Stock. In case the number of shares of any such class or series shall be so decreased, the shares constituting such decrease shall resume the status they had prior to the adoption of the resolution originally fixing the number of shares of such class or series. Section 4. Conversion of Class B Common Stock. (a) Each share of Class B Common Stock will be convertible into a share of Class A Common Stock at the option of the holder, provider, however, that no share of Class B Common Stock will be convertible in the hands of the initial holder thereof. Each share of Class B Common Stock shall be freely transferable by the initial holder thereof, subject to the provisions of applicable law. (b) Such conversion shall be effected in accordance with the following procedures: (1) The conversion right provided in this Section 4 shall be exercised by the delivery of a written notice (the “Conversion Notice”) of the election by the holder (the “Converting Holder”) of shares of Class B Common Stock to be converted to the office of the transfer agent of the Corporation (the “Transfer Agent”) during normal business hours and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such Converting Holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor) if required pursuant to subparagraph (b)(3) below. (2) As promptly as practicable after the delivery of a Conversion Notice and the payment in case of any amount required by the provisions of subparagraphs (1) and (3), the  GOLD SEAL APPEARS ONLY ON ORIGINAL

 Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the Converting Holder, a confirmation of book-entry transfer of shares representing the number of fully paid and non-assessable shares of Class A Common Stock issuable upon such conversion, issued (subject to the transfer restrictions set forth in subparagraph (a) above) in such name or names as the Converting Holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the delivery of the Conversion Notice, and all rights of the Converting Holder shall cease with respect to such shares of Class B Common Stock at such time and the person or persons in whose name or names the shares of Class A Common Stock issued upon conversion arc to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time; provided, however, that any delivery of a Conversion Notice and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are open. (3) The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such shares to be issued upon conversion are to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid. (4) When shares of Class B Common Stock have been converted, they shall be cancelled and become authorized but unissued shares of Class B Common Stock. (c) Class A Common Stock may not be converted into Class B Common Stock. GOLD SEAL APPEARS ONLY ON ORIGINAL

Article VIII No director of this corporation shall be personally liable to the corporation or any of its shareholders for money damages for any action taken or any failure to take any action as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Act as the same exists or may hereafter be amended. If the Act is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the Act, as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. GOLD SEAL APPEARS ONLY ON ORIGINAL

 MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH BUREAU OF COMMERCIAL SERVICES Data Received (FOR BUREAU USE ONLY) This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. Name Susan R. McMaster c/o Jaffe Raitt Address 27777 Franklin Road, Suite 2500 City State Zip Code Southfield, Ml 48034 EFFECTIVE DATE: Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office. CERTIFICATE OF CHANGE OF REGISTERED OFFICE AND/OR CHANGE OF RESIDENT AGENT For use by Domestic and Foreign Corporations and Limited Liability Companies (Please read information and instructions.on reverse side) Pursuant to the provisions of Act 284, Public Acts of 1972 (profit corporations), Act 162, Public Acts of 1982 (nonprofit corporations), or Act 23, Public Acts Of 1993 (limited liability companies), the undersigned corporation or limited liability company executes the following Certificate: 1. The name of the corporation or limited liability company is: First Michigan Bancorp, Inc. 2. The identification number assigned by the Bureau is: 52892C 3. a. The name of the resident agent on file with the Bureau is: Gerald G. Wasen b. The location of the registered office on file with the Bureau is: 700 Tower Drive, Suite 120, Troy, Michigan 48098 (Street Address) (City) (ZIP Code) c. The mailing address of the above registered office on file with the Bureau is: , Michigan (Street; Address or P.O. Box) (City) (ZIP Code) ENTER IN ITEM 4 THE INFORMATION AS IT SHOULD NOW APPEAR ON THE PUBLIC RECORD 4. a. The name of the resident agent is: James Dunn b. The address of the registered office is: 2301 W. Big Beaver Road, Suite 525, Troy , Michigan 48084 (Street Address) (City) (ZIP Code) c. The mailing address of the registered office IF DIFFERENT THAN 4B is: , Michigan (Street Address or P.O. Box) (City) (ZIP Code) 5. The above changes were authorized by resolution duly adopted by: 1. ALL CORPORATIONS: its Board of Directors: 2. PROFIT CORPORATIONS ONLY: the resident agent if only the address of the registered office is changed, in which case a copy of this statement has been mailed to the corporation; 3. LIMITED LIABILITY COMPANIES: an operating agreement, affirmative vote of a majority of the members pursuant to section 502(1), managers pursuant to section 405, or the resident agent if only the address of the registered office is changed. 6. The corporation or limited liability company further states that the address of its registered office and the address of its resident agent, as changed, are identical. Signature /s/ Susan R. McMaster Type or Print Name and Title or Capacity Susan R. McMaster, Agent Date Signed 1/25/2011 GOLD SEAL APPEARS ONLY ON ORIGINAL

 MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH BUREAU OF COMMERCIAL SERVICES (FOR BUREAU USE ONLY) Date Received This document is effective on the date filed, unless a Subsequent effective date within 90 days after received date is stated in the document. Name Susan R. McMaster c/o Jaffe Raitt Heuer & Weiss Address 27777 Franklin Road, Suite 2500, city Southfield, State Ml ZIP Code 48034 Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office. EFFECTIVE DATE: CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION For use by Domestic Profit and Nonprofit Corporations (Please read information and instructions on the last page) Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate: 1. The present name of the corporation is: First Michigan Bancorp, Inc. 2. The identification number assigned by the Bureau is: 52892C 3. Article I of the Articles of Incorporation is hereby amended to read as follows: The name of the corporation is: Talmer Bancorp, Inc. GOLD SEAL APPEARS ONLY ON ORIGINAL

COMPLETE ONLY ONE OF THE FOLLOWING: 4. Profit or Nonprofit Corporation; For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees. The foregoing amendment to the Articles of Incorporation was duly adopted on the day of , , in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees. Signed this day of , (Signature) (Signature) (Type or Print Name) (Type or Print Name) (Signature) (Signature) (Type or Print Name) (Type or Print Name) 5. Profit Corporation Only: Shareholder or Board Approval The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the May day of 24th, 2011, by the: (check one of the following) shareholders at a meeting in accordance with Section 611(3) of the Act. written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.) written consent of all the shareholders entitled to vote in accordance with section 407(2) of the Act. board of a profit corporation pursuant to section 611 (2) of the Act. Profit Corporations and Professional Service Corporations Signed this 24 day of May, 2011 By /s/ David T. Provost (Signature of an authorized officer or agent) David T. Provost (Type or Print Name) GOLD SEAL APPEARS ONLY ON ORIGINAL

Dec. 15. 2011 12:16PM No. 0580 P. 3/7

EFFECTIVE DATE:

2147510.1

GOLD SEAL APPEARS ONLY ON ORIGINAL

12/15/2011 12:15PM (GMT-05:00)

 MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS (FOR BUREAU USE ONLY) Date Received Name Susan R. McMaster c/o Jaffe Raitt Address 27777 Franklin Road, Suite 2500 City State Zip Code Southfield Michigan 48034-8214 EFFECTIVE DATE: Document will be returned to the name and address you enter above GOLD SEAL APPEARS ONLY ON ORIGINAL

AGREEMENT, PLAN AND CERTIFICATE OF MERGER THIS AGREEMENT, PLAN AND CERTIFICATE OF MERGER (the “Agreement”) is made and entered into as of December 15, 2011, by and between TALMER BANCORP, INC., a Michigan corporation (“Talmer”) and LAKE SHORE WISCONSIN CORPORATION, a Wisconsin corporation (“Lake Shore”), pursuant to the provisions of Michigan Act 284, Public Acts of 1972 (profit corporations) (the “Michigan Act”), and the Wisconsin Business Corporation Law Section 180.1103 (the “Wisconsin Act”), the undersigned entities execute the following Agreement. Talmer and Lake Shore agree to and do hereby effect the merger of Lake Shore with and into Talmer (the “Merger”) on the terms and conditions set forth below, effective as of the Effective Date (defined below): 1. CONSTITUENT COMPANIES a. The name and state of organization of each constituent entity involved in the Merger, its state identification number and its date of incorporation or organization are: Name State of Organization Michigan ID Number Date of Organization Talmer Bancorp, Inc. Michigan 52892C February 6, 2003 Lake Shore Wisconsin Corporation Wisconsin L041758 August 20, 2006 b. The name of the surviving entity (“Surviving Company’’), its identification number and its principal place of business are: Talmer Bancorp, Inc. Michigan ID Number 52892C 2301 West Big Beaver Road, Suite 525 Troy, MI 48084 c. The designation and number of outstanding shares of stock for Talmer are 40,302,920, all of which are entitled to vote. d. The designation and number of outstanding shares of stock for Lake Shore are 503,203 common shares, 503,203 of which are entitled to vote. GOLD SEAL APPEARS ONLY ON ORIGINAL

 2. TERMS AND EFFECT OF MERGER a. On the Effective Date, Lake Shore will cease to exist separately, and will be merged with and into Talmer in accordance with the provisions of this Agreement and in accordance with the provisions of and with the effect provided in the Michigan Act and Wisconsin Act. b. On the Effective Date, upon consummation of the Merger, each share of Lake Shore common stock that is issued and outstanding shall be converted into cash, stock in Talmer or a combination thereof, 3. ARTICLES OF INCORPORATION; BYLAWS The articles of incorporation and bylaws of Talmer shall be the articles of incorporation and bylaws of the Surviving Company. 4. FILING OF AGREEMENT; EFFECTIVE DATE a. To cause the Merger to become effective, a copy of this Agreement will be filed with the Michigan Department of Licensing and Regulatory Affairs, pursuant to and in accordance with the Michigan Act and with the Wisconsin Department of Financial Institutions, pursuant to and in accordance with the Wisconsin Act. b. The effective date and time of the Merger (the “Effective Date”) shall be the date of filing of this Agreement. 5. ADOPTION AND APPROVAL This Agreement has been adopted and approved by the board of directors of Talmer and all of the shareholders and board of directors of Lake Shore in accordance with the provisions of the Michigan Act and the Wisconsin Act, as applicable. 6. COPIES OF THIS AGREEMENT An original, executed copy of this Agreement will remain on file at Talmer’s principal place of business, the address of which is 2301 West Big Beaver Road, Suite 525, Troy, MI 48084. A copy of this Agreement will be provided by Talmer upon request and without cost to any shareholder or any person holding an interest in any other business entity which is to merge or consolidate. 7. MERGER PERMITTED UNDER MICHIGAN LAW AND WISCONSIN LAW This Merger is permitted under, and has been effectuated in accordance with, the laws of the State of Michigan and the laws of the State of Wisconsin. 3 GOLD SEAL APPEARS ONLY ON ORIGINAL

 8. AUTHORIZATION The Board of Directors and the proper officers Talmer and Lake Shore, respectively, are hereby authorized, empowered, and directed to do any and all acts and things, and to make execute, deliver, fire, and/or record any and all instruments, papers, and documents which shall be or become necessary, proper, or convenient to carry out or put into effect any of the provisions of this Agreement and Plan of Merger or of the merger herein provided for. [Signatures to follow on next page] 4 GOLD SEAL APPEARS ONLY ON ORIGINAL

Dec. 15. 2011 12:17PM No. 0580 P. 7/7

TALMER BANCORP, INC.,
a Michigan corporation

By: [signature]

Name: Dennis Klaeser

Title: CFO

LAKE SHORE WISCONSIN CORPORATION,
a Wisconsin Corporation

By: [signature]

Name: Gary Collins

Title: Vice Chairman

2147510.1

5

GOLD SEAL APPEARS ONLY ON ORIGINAL

12/15/2011 12:15PM (GMT-05:00)

 IN WITNESS WHEREOF, the undersigned have caused this Agreement, Plan and Certificate of Merger to be executed as of the day and year first above written. TALMER BANCORP, INC., a Michigan corporation By: /s/ Dennis Klaeser Name: Dennis Klaeser Title: CFO LAKE SHORE WISCONSIN CORPORATION, a Wisconsin Corporation By: /s/ Gary Collins Name: Gary Collins Title: Vice Chairman 5 GOLD SEAL APPEARS ONLY ON ORIGINAL

Exhibit 3.2

SECOND AMENDED AND RESTATED BYLAWS

OF

FIRST MICHIGAN BANCORP, INC.

(Effective as of April 30, 2010)

ARTICLE I

OFFICES

SECTION 1. REGISTERED OFFICE. The registered office of the corporation shall be at such place as the board of directors shall from time to time determine.

SECTION 2. OTHER OFFICES. The corporation may also have offices at such other places both within and outside the State of Michigan as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

SHAREHOLDER MEETINGS

SECTION 1. PLACE OF MEETINGS. All meetings of the shareholders of this corporation shall be held at such time and place, either within or outside the State of Michigan, as shall be designated from time to time by the board of directors and stated in the notice of the meeting.

SECTION 2. ANNUAL MEETING OF SHAREHOLDERS. The annual meeting of shareholders shall be held on the fourth Tuesday of April, if not a legal holiday, and if a legal holiday then the next business day following, at 10:00 a.m., or at such other date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting. At said meeting, shareholders shall elect the directors to be elected at such meeting, and shall transact such other business as may properly be brought before the meeting.

SECTION 3. SPECIAL MEETINGS OF SHAREHOLDERS. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the chief executive officer, chairman of the board of directors or by the president and shall be called by the chief executive officer or secretary at the request in writing of a majority of the board of directors, or at the request in writing of shareholders owning, in the aggregate, at least a majority of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

SECTION 4. NOTICE OF MEETING OF SHAREHOLDERS. Except as otherwise provided by statute, written notice of the time, place, if any, and purposes of a shareholders meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at the meeting. The notice shall include notice of proposals from shareholders that are proper subjects for shareholder action and are intended to be presented by shareholders who have so notified the corporation in accordance with Section 13 of this Article II. No notice need be given of an adjourned meeting of the shareholders if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting the only business to be transacted is business that might have been transacted at the original meeting. However, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to notice on the new record date as provided in this bylaw.  Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

SECTION 5. QUORUM OF SHAREHOLDERS; ADJOURNMENT. (a) Unless a greater or lesser quorum is required in the articles of incorporation or by applicable law, the shareholders present at a meeting in person or by proxy who, as of the record date for the meeting, were holders of a majority of the outstanding shares of the corporation entitled to vote at the meeting, shall constitute a quorum at the meeting. The shareholders present, in person or by proxy, at such meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to have less than a quorum. When the holders of a class or series of shares are entitled to vote separately on an item of business, this bylaw applies in determining the presence of a quorum of the class or series for transacting the item of business.

(b) Whether or not a quorum is present, a meeting of shareholders may be adjourned by a majority vote of the shares present in person or by proxy or by the chair of the meeting.

SECTION 6. VOTING RIGHTS. Unless otherwise provided in the articles of incorporation, each outstanding share shall be entitled to one vote on each matter submitted to a vote of shareholders. Votes may be cast in person or by proxy pursuant to an appointment executed in writing signed by the shareholder or by the shareholder’s authorized agent or representative.

SECTION 7. PROXIES. A shareholder entitled to vote at a shareholders’ meeting or to express consent or to dissent without a meeting may authorize another person or persons to act for the shareholder by proxy. A proxy shall be in writing and executed by the shareholder or the shareholder’s authorized agent or representative, or shall be transmitted electronically to the person who will hold the proxy or to a proxy solicitation firm, proxy support service organization or similar agent fully authorized by the person who will hold the proxy to receive that transmission and include or be accompanied by information from which it can be determined that the electronic transmission was authorized by the shareholder. A complete copy, fax or other reliable reproduction of the proxy may be substituted or used in lieu of the original proxy for any purpose for which the original could be used.  A proxy shall not be valid after the expiration of eleven months from its date unless otherwise provided in the proxy. A proxy is revocable at the pleasure of the shareholder executing it except as otherwise provided therein in accordance with applicable law.

SECTION 8. REQUIRED VOTE. When an action, other than the election of directors, is to be

2

taken by vote of the shareholders, if a quorum exists, it shall be authorized by a majority of the votes cast by the holders of shares entitled to vote thereon, unless a greater vote is required by the articles of incorporation or by statute. Except as otherwise provided by the articles of incorporation, directors shall be elected by a plurality of the votes cast at any election.

SECTION 9. LIST OF SHAREHOLDERS ENTITLED TO VOTE. The officer or agent who has charge of the stock ledger of the corporation shall prepare, certify and make available a complete list of the shareholders entitled to vote at each meeting of shareholders. Such list shall be arranged in alphabetical order within each class and series, showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to inspection by any shareholder during the whole time of the meeting for any purpose germane to the meeting. The list shall be prima facie evidence of which shareholders are entitled to examine the list or vote at the meeting.

SECTION 10. RECORD DATES. The board of directors may fix in advance a record date for the purpose of determining shareholders entitled to notice of and to vote at a meeting of shareholders and any adjournment thereof or to express consent to or to dissent from a proposal without a meeting; for the purpose of determining shareholders entitled to receive payment of a dividend or an allotment of a right; or for the purpose of any other action; provided, however, that the board of directors may fix a new record date for an adjourned meeting. The date fixed shall not be more than 60 nor less than 10 days before the date of the meeting. In such case only the shareholders that shall be shareholders of record on the date so fixed shall be entitled to notice of and to vote at the meeting or an adjournment of the meeting or to express consent to or to dissent from the proposal; to receive payment of the dividend or the allotment of rights; or to be recognized as shareholders for the purpose of any other action, notwithstanding any transfer of any stock on the books of the corporation, after any such record date. If a record date is not fixed (a) the record date for determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the day on which notice is given, or, if no notice is given, the day next preceding the day on which the meeting is held, and (b) the record date for determining shareholders for any purpose other than that specified in clause (a) shall be the close of business on the day on which the resolution of the board of directors relating thereto is adopted. Nothing in this bylaw shall affect the rights of a shareholder and his or her transferee or transferor as between themselves.

SECTION 11. CONDUCT OF MEETING. At each meeting of shareholders, a chair shall preside. In the absence of a specific selection by the board of directors, the chair shall be the chairman of the board of directors. The chair shall determine the order of business and shall have the authority to establish rules for the conduct of the meeting which are fair to shareholders in his discretion. The chair of the meeting shall announce at the meeting when the polls close for each matter voted upon. If no announcement is made, the polls shall be deemed to have closed upon the final adjournment of the meeting. After the polls close, no ballots, proxies or votes, nor any revocations or changes thereto may be accepted.

SECTION 12. INSPECTORS OF ELECTION. The board of directors, or the chair of any shareholders meeting, may appoint one or more inspectors of election. If appointed, the inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented

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at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine challenges or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the chair presiding at the meeting, the inspectors shall make and execute a written report to the chair presiding at the meeting of any of the facts found by them and matters determined by them. The report shall be prima facie evidence of the facts stated and of the vote as certified by the inspectors.

SECTION 13. ANNUAL MEETING BUSINESS. To be properly brought before an annual meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the board of directors, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors, or (iii) otherwise properly brought before the meeting by a shareholder of the corporation, who is a shareholder of record both at the time of giving of the notice provided for in this Section 13 and at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 13. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely written notice thereof, either by personal delivery or by United States mail, postage prepaid, to the secretary of the corporation and such business must otherwise be a proper matter for action by shareholders. To be timely, a shareholder’s notice shall be delivered to the secretary at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days prior to such anniversary date or delayed by more than 60 days after such anniversary date then to be timely such notice must be received by the corporation no later than the later of 60 days prior to the date of the meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting is first made by the corporation. In no event shall a notice or public announcement of a postponement or adjournment of an annual meeting to a later date or time commence a new time period for the giving of a shareholder’s notice as described above. For purposes of this Section 13, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed by the corporation with the Securities and Exchange Commission. Such shareholder notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and in the event that such business includes a proposal to amend either the articles of incorporation or bylaws of the corporation, the language of the proposed amendment, (ii) the name and address of the shareholder proposing such business, (iii) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and of the number of shares beneficially owned by such shareholder (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended), and that the shareholder intends to appear in person or by proxy at the meeting to propose such business, (iv) any material interest of the shareholder in such business, and (v) a representation as to whether or not the shareholder will solicit proxies in support of his proposal. No business shall be conducted at an annual meeting of shareholder except in accordance with this Section 13 and the chair of any annual meeting of shareholders may refuse to permit any business to be brought before an annual meeting which fails to comply with the foregoing procedures or, in the case of a shareholder proposal, if the shareholder fails to comply with the procedures set forth in the notice.

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ARTICLE III

DIRECTORS

SECTION 1. POWERS. The business of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these bylaws directed or required to be exercised or done by the shareholders.

SECTION 2. COMPOSITION OF BOARD OF DIRECTORS. The board of directors shall consist of not less than three (3) nor more than twenty (20) members, the exact number of which shall be fixed from time to time by the board of directors pursuant to a duly adopted resolution.  A majority of the directors then in office may fill any vacancies in the board of directors, and directors so chosen shall serve for a term expiring at the next annual meeting of shareholders or until such director’s successor shall have been duly elected and qualified.

SECTION 3. LOCATION OF MEETINGS. The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Michigan.

SECTION 4. ORGANIZATIONAL MEETING OF BOARD. The board of directors shall meet each year immediately following the annual meeting of shareholders, or within three days of such time, excluding Sundays and legal holidays, if the later time is deemed advisable, at the place where the shareholders meeting has been held, at any other place that the board of directors may determine or by remote communication, for the purpose of electing officers and considering such business that may properly be brought before the meeting; provided that, if less than a majority of the directors appear for an organizational meeting of the board of directors, the holding of such meeting shall not be required and the matters that might have been taken up in it may be taken up at any later regular or special meeting, or by consent resolution.

SECTION 5. REGULAR MEETINGS. Regular meetings of the board of directors or a committee of the board may be held without notice at such time and at such place (or by remote communication) as shall from time to time be determined by the board or such committee at a prior meeting or by consent in lieu of a meeting.

SECTION 6. SPECIAL MEETINGS. Special meetings of the board or a committee of the board may be called by the chairman of the board or such committee or by the chief executive officer on one day’s notice to each director in writing, by telephone, orally in person or by electronic communication; and special meetings shall be called by the chairman of the board of directors, the chief executive officer, president, or secretary on like notice on the written request of 25% or more directors qualified and serving. Notice of the special meeting shall include the time and place, if any, of the meeting but neither the business to be transacted, nor the purpose of such special meeting need be specified in the notice of the meeting.

SECTION 7. QUORUM AND REQUIRED VOTE; ADJOURNMENT. A majority of the board of directors then in office, or of the members of a board committee, constitutes a quorum for the

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transaction of business. The vote of a majority of the directors present at any meeting at which there is a quorum constitutes the action of the board of directors or of the committee, except when a larger vote may be required by applicable law or the articles of incorporation. A member of the board of directors or of a board committee may participate in a meeting by conference telephone or other means of remote communication through which all persons participating in the meeting can communicate with each other. Participation in a meeting in this manner constitutes presence in person at the meeting. If a quorum shall not be present at any meeting of the board of directors or committee of the board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting at which the adjournment is taken, until a quorum shall be present.

SECTION 8. CONSENT OF DIRECTORS IN LIEU OF MEETING. Unless otherwise provided by the articles of incorporation, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if before or after the action all members of the board or committee, as the case may be, consent thereto in writing or, to the extent permitted by law, by electronic transmission, before or after the action is taken. Such consents shall be filed with the minutes of the proceedings of the board or committee.

SECTION 9. COMMITTEES OF DIRECTORS. The board of directors may, by resolution, designate one or more committees, each committee to consist of one or more of the directors of the corporation to be nominated by the chairman of the board or the chief executive officer. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member of any meeting of the committee. In the absence or disqualification of a member of a committee, or in the absence of the board of directors designating an alternate member as provided in the sentence immediately preceding, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Each committee shall have and may exercise such delegated powers as shall be conferred on or authorized by the resolutions appointing the committee; except that a committee shall not have power or authority to (a) amend the articles of incorporation, except that a committee may prescribe the relative rights and preferences of the shares of a series if the articles of incorporation authorize the board of directors to do so; (b) adopt an agreement of merger or plan of share exchange; (c) recommend to shareholders the sale, lease, or exchange of all or substantially all of the corporation’s property and assets; (d) recommend to shareholders a dissolution of the corporation or revocation of a dissolution; (e) amend these bylaws; (f) fill vacancies in the board of directors; or (g) unless expressly authorized by the board of directors, declare a dividend or authorize the issuance of stock. Committees and committee members serve as such at the pleasure of the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

SECTION 10. COMPENSATION OF DIRECTORS. The board of directors, by affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the corporation as directors or officers. Members of special or standing committees may be allowed like compensation for attending committee meetings. The directors may also be paid their expenses, if any, of attendance at each meeting of the board of directors or committee thereof. Nothing herein shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

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SECTION 11. DISSENTS. A director who is present at a meeting of the board of directors, or a board committee of which the director is a member, at which action on a corporate matter is taken, is presumed to have concurred in that action unless the director’s dissent is entered in the minutes of the meeting or unless the director files a written dissent to the action with the person acting as secretary of the meeting before the adjournment of it or forwards the dissent by registered mail to the secretary of the corporation promptly after the adjournment of the meeting. The right to dissent does not apply to a director who voted in favor of the action. A director who is absent from a meeting of the board of directors or a board committee of which the director is a member, at which any such action is taken, is presumed to have concurred in the action unless he or she files a written dissent with the secretary within a reasonable time after the director has knowledge of the action.

SECTION 12. NOMINATION. Except for directors who are elected by directors pursuant to the provisions of Section 2 of Article III of these bylaws, only persons who are nominated in accordance with the procedures set forth in this Section 12 shall be eligible for election as directors. Nominations of persons for election to the board of directors of the corporation may be made at a meeting of shareholders (a) by or at the direction of the board of directors or (b) by any shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 12.  Such nominations, other than those made by or at the direction of the board of directors, shall be made pursuant to a timely written notice either by personal delivery or by United States mail, postage prepaid to the secretary of the corporation. To be timely with respect to an election to be held at an annual meeting, a shareholder’s notice shall be delivered to the secretary at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days prior to such anniversary date or delayed by more than 60 days after such anniversary date then to be timely such notice must be received by the corporation no later than the later of 60 days prior to the date of the meeting or the 10th day following the day on which notice of the annual meeting was mailed or public announcement of the date of the annual meeting is first made by the corporation. To be timely with respect to an election to be held at a special meeting, a shareholder’s notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the 10th day following the date on which notice of the special meeting was mailed or public announcement of the special meeting is first made by the corporation.  In no event shall a notice or public announcement of a postponement or adjournment of an annual or special meeting to a later date or time commence a new time period for the giving of a shareholder’s notice as described above. For purposes of this Section 12, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed by the corporation with the Securities and Exchange Commission.  Each such shareholder notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and of the number of shares beneficially owned by such shareholder (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended), and that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy

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statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the board of directors; (e) the consent of each nominee to serve as a director of the corporation if so elected; and (f) a representation as to whether or not the shareholder will solicit proxies in support of his nominee(s). Notwithstanding anything in this Section 12 to the contrary, in the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the corporation naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice required by this Section 12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the seventh day following the day on which such public announcement is first made by the corporation. The chair of any meeting of shareholders to elect directors and the board of directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the shareholder fails to comply with the representations set forth in the notice.

SECTION 13. RESIGNATION OR REMOVAL OF DIRECTORS. Any director may resign at any time and such resignation shall take effect upon receipt thereof by the chief executive officer or the secretary of the corporation unless otherwise specified in the resignation or unless not accepted by the board. Directors may be removed only upon a showing of cause by the vote of the shareholders holding at least a majority of the shares issued and outstanding and entitled to vote at any special meeting called for that purpose.

ARTICLE IV

NOTICES

SECTION 1. NOTICE. All notices of meetings required to be given to shareholders, directors or any committee of directors may be given personally or by mail to any shareholder, director or committee member at his or her last address as it appears on the books of the corporation or by electronic transmission, but in the case of notice by electronic transmission to shareholders, only in the form consented to by the shareholder. The notice shall be deemed to be given at the time it is mailed or otherwise dispatched or, if given by electronic transmission, when electronically transmitted to the person entitled to the notice, but in the case of notice by electronic transmission to shareholders, only if notice in such a manner is authorized by the shareholder. Telephonic notice or notice orally in person may also be given for special meetings of the board of directors or committees thereof as provided in Article III.

SECTION 2. WAIVER OF NOTICE. (a) Notice of the time, place, if any, and purpose of any meeting of shareholders, directors, or committee of directors may be waived in writing or by electronic transmission, either before or after the meeting, or in any other manner that may be permitted by applicable law.

(b) A shareholder’s attendance at a meeting of shareholders, whether in person or by proxy, will

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result in both of the following: (1) waiver of objection to lack of notice or defective notice, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (2) waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

(c) Attendance of a person at any meeting of directors or of a committee of directors, constitutes a waiver of notice of the meeting unless he or she, at the beginning of the meeting, or upon his or her arrival, objects to the meeting or the transacting of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

ARTICLE V

OFFICERS

SECTION 1. SELECTION AND AUTHORITY. (a) The board of directors, at its organizational meeting after each annual meeting of shareholders, shall choose as officers a chief executive officer, chairman of the board, president, secretary and treasurer and if desired, one or more vice presidents and such other officers and agents as it shall deem necessary. In addition, officers may be elected, throughout the year as appropriate, at any regular or special meeting of the board of directors. Any number of offices in the corporation or in subsidiaries of the corporation may be held by the same person, unless the articles of incorporation otherwise provide, except that no person may hold the offices of both chief executive officer and secretary.

(b) All officers, employees, and agents of the corporation shall have the authority and perform the duties to conduct and manage the business and affairs of the corporation that may be designated by the board of directors and these bylaws.

SECTION 2. TERM, RESIGNATION, REMOVAL AND VACANCIES. Each officer of the corporation shall hold office until his successor is elected and qualified or until his earlier resignation or removal. An officer may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time specified in the notice of resignation. An officer may be removed by the board of directors with or without cause. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer does not of itself create contract rights. The board of directors may fill any vacancies in any office occurring for whatever reason.

SECTION 3. COMPENSATION. The salaries or salary ranges of all officers and agents of the corporation shall be approved by the board of directors or a committee thereof duly authorized. No officer of the corporation shall be prevented from receiving a salary as such officer or from voting thereon by reason of the fact that he is also a director of the corporation or a subsidiary of the corporation.

SECTION 4. CHIEF EXECUTIVE OFFICER. At the first meeting of each newly-elected board of directors, the board shall designate a chief executive officer of the corporation; provided, however, that if a motion is not made and carried to change the designation, the designation shall be the same as the

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designation for the preceding year; provided, further, that the designation of the chief executive officer may be changed at any meeting of the board of directors. The chief executive officer shall be responsible to the board of directors for the general supervision and management of the business and affairs of the corporation.

SECTION 5. CHAIRMAN OF THE BOARD OF DIRECTORS. The chairman of the board of directors shall be selected by, and from among the membership of, the board of directors. His duties shall include presiding at all meetings of the shareholders and of the board of directors at which he is present. He shall perform such other duties and functions as shall be assigned to from time to time by the board of directors.

SECTION 6. PRESIDENT. The president shall be selected by, and from among the membership of, the board of directors. The president shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors or the chief executive officer.

SECTION 7. VICE PRESIDENTS. One or more vice presidents may be elected by the board of directors. The board of directors may designate one or more vice presidents as executive or senior vice presidents. The vice presidents shall perform such duties as may be delegated to them by the board of directors, the chief executive officer, the president or as appropriate, other vice presidents.

SECTION 8. SECRETARY. The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and shall record all the proceedings thereof in a book to be kept for that purpose. He shall give, or cause to be given, all notices required by statute, bylaw or resolution, and shall perform such other duties as may be prescribed by the board of directors, chief executive officer or president. He shall have custody of the corporate seal of the corporation and he shall have authority to affix the same to any instrument when its use is required or appropriate. The secretary may delegate any of the duties, powers, and authorities of the secretary to one or more assistant secretaries, unless the delegation is disapproved by the board of directors.

SECTION 9. ASSISTANT SECRETARIES. The assistant secretary or assistant secretaries shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors, chief executive officer, president or secretary may from time to time prescribe.

SECTION 10. TREASURER. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit or invest all moneys and other valuable effects in the name and to the credit of the corporation in such depositories or investments as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer, president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation. The treasurer may delegate any of the duties, powers, and authorities of the treasurer to one or more assistant treasurers, unless the delegation is disapproved by the board of directors.

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SECTION 11. ASSISTANT TREASURERS. The assistant treasurer or assistant treasurers shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors, chief executive officer, president or treasurer may from time to time prescribe.

ARTICLE VI

INDEMNIFICATION

SECTION 1. NONDERIVATIVE ACTIONS. Subject to all of the other provisions of this Article VI, the corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, or, while serving as a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorney fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 2. DERIVATIVE ACTIONS. Subject to all of the provisions of this Article VI, the corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation or, while serving as a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorney fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders. However, indemnification shall not be made for any claim, issue or matter in which the person has been found liable to the corporation unless and only to the extent that the court in which the action or suit was brought has determined on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnification for the reasonable expenses incurred.

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SECTION 3. EXPENSES OF SUCCESSFUL DEFENSE. To the extent that a director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 or 2 of this Article, or in defense of any claim, issue, or matter in the action, suit or proceeding, the corporation shall indemnify such director or officer against actual and reasonable expenses (including attorney fees) incurred by the person in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce the mandatory indemnification provided by this Section 3.

SECTION 4. DEFINITIONS. For the purposes of Sections 1 and 2 of this Article, “other enterprises” shall include employee benefit plans; “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, the director or officer with respect to an employee benefit plan, its participants or its beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be considered to have acted in a manner “not opposed to the best interests of the corporation or its shareholders” as referred to in Sections 1 and 2 of this Article.

SECTION 5. CONTRACT RIGHT; LIMITATION ON INDEMNITY. The right to indemnification conferred in Article VI shall be a contract right and shall apply to services of a director or officer as an employee or agent of the corporation as well as in the person’s capacity as a director or officer. Except as otherwise expressly provided in this Article VI, the corporation’s articles of incorporation, or in a written agreement executed by the corporation, the corporation shall have no obligation under this Article VI to indemnify any person in connection with any proceeding, or part thereof, initiated by the person without authorization by the board of directors.

SECTION 6. DETERMINATION THAT INDEMNIFICATION IS PROPER. (a) Any indemnification under Sections 1 or 2 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections 1 or 2, whichever is applicable, and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. The determination and evaluation shall be made in any of the following ways:

(1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties or threatened to be made parties to the action, suit or proceeding;

(2) if a quorum cannot be obtained under clause (1), by a majority of the members of a committee of two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding;

(3) if the corporation has one or more “independent directors” (as defined in Section 107(3) of the Michigan Business Corporation Act (“MBCA”) who are not parties or threatened to be made parties to the action, suit or proceeding, by a unanimous vote of all such directors;

(4) by independent legal counsel in a written opinion, which counsel is selected by the board

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or a committee as provided in clauses (1) or (2) above, or if a quorum cannot be obtained under clause (1) and a committee cannot be designated under clause (2), by the vote necessary for action by the board in accordance with these bylaws, in which authorization all directors may participate; or

(5) by the shareholders, but shares held by directors, officers, employees or agents who are parties or threatened to be made parties to the action, suit or proceeding may not be voted on the determination.

(b) To the extent that the articles of incorporation include a provision eliminating or limiting the liability of a director pursuant to MBCA Section 209, the corporation may indemnify a director for the expenses and liabilities described below without a determination that the director has met the standard of conduct set forth in Sections 1 and 2 of this Article, but no indemnification may be made except to the extent authorized in MBCA Section 564c, if the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated MBCA Section 551, or intentionally violated criminal law. In connection with an action or suit by or in the right of the corporation, as described in Section 2 of this Article, indemnification under this Section 6(b) may be for expenses, including attorneys’ fees, actually and reasonably incurred. In connection with an action, suit or proceeding other than one by or in the right of the corporation, as described in Section 2 of this Article, indemnification under this Section 6(b) may be for expenses, including attorneys’ fees, actually and reasonably incurred, and for judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred.

SECTION 7. AUTHORIZATIONS OF PAYMENT. Authorizations of payment under Sections 1 and 2 of this Article shall be made in any of the following ways:

(a) by the Board of Directors:

(1) if there are two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of all such directors (a majority of whom shall for this purpose constitute a quorum);

(2) by a majority of the members of a committee of two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding;

(3) if there are one or more “independent directors” (as defined in MBCA Section 107(3)) who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of all independent directors who are not parties or threatened to be made parties, a majority of whom shall constitute a quorum for this purpose; or

(4) if there are no “independent directors” and less than two directors who are not parties or threatened to be made parties to the action, suit or proceeding, by the vote necessary for action by the Board in accordance with these bylaws, in which authorization all directors may participate; or

(b) by the shareholders, but shares held by directors, officers, employees or agents who are

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parties or threatened to be made parties to the action, suit or proceeding may not be voted on the authorization.

SECTION 8. PROPORTIONATE INDEMNITY. If a person is entitled to indemnification under Sections 1 or 2 of this Article for a portion of expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement, but not for the total amount, the corporation shall indemnify the person for the portion of the expenses, judgments, penalties, fines or amounts paid in settlement for which the person is entitled to be indemnified.

SECTION 9. EXPENSE ADVANCE. The corporation may pay or reimburse the reasonable expenses incurred by a person referred to in Sections 1 or 2 of this Article who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if the person furnishes the corporation a written undertaking executed personally, or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, if any, required by the MBCA for the indemnification of the person under the circumstances. The undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured. An evaluation of reasonableness under this Section 9 shall be made as specified in Section 6 of this Article, and authorizations shall be made in the manner specified in Section 7 of this Article, unless the advance is mandatory. A provision in the articles of incorporation, these bylaws, a resolution by the board of directors or the shareholders or an agreement making indemnification mandatory shall also make advancement of expenses mandatory unless the provision specifically provides otherwise.

SECTION 10. NON-EXCLUSIVITY OF RIGHTS. The indemnification or advancement of expenses provided under this Article VI is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or a contractual arrangement with the corporation. However, the total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses.

SECTION 11. INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the corporation to the fullest extent of the provisions of Article VI with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

SECTION 12. FORMER DIRECTORS AND OFFICERS. The indemnification provided in Article VI continues for a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of the person.

SECTION 13. INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such,

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whether or not the corporation would have power to indemnify the person against the liability under these bylaws or applicable law. If the articles of incorporation include a provision eliminating or limiting the liability of a director pursuant to MBCA Section 209(1)(c), such insurance may be purchased from an insurer owned by the corporation, but such insurance may insure against monetary liability to the corporation or its shareholders only to the extent to which the corporation could indemnify the director under Section 6(b) of this Article.

SECTION 14. CHANGES IN MICHIGAN LAW. If there is any change of the Michigan statutory provisions applicable to the corporation relating to the subject matter of this Article VI, then the indemnification to which any person shall be entitled under this Article VI shall be determined by the changed provisions, but only to the extent that the change permits the corporation to provide broader indemnification rights than the provisions permitted the corporation to provide before the change. Subject to Section 15 of this Article, the board of directors is authorized to amend these bylaws to conform to any such changed statutory provisions.

SECTION 15. AMENDMENT OR REPEAL OF ARTICLE VI. No amendment or repeal of Article VI shall apply to or have any effect on any director or officer of the corporation for or with respect to any acts or omissions of the director or officer occurring before the amendment or repeal.

SECTION 16. ENFORCEMENT OF RIGHTS. Any determination with respect to indemnification or payment in advance of final disposition under this Article VI shall be made promptly, and in any event within 30 days, after written request to the corporation by the person seeking such indemnification or payment. If it is determined that such indemnification or payment is proper and if such indemnification or payment is authorized (to the extent such authorization is required) in accordance with this Article VI, then such indemnification or payment in advance of final disposition under this Article VI shall be made promptly, and in any event within 30 days after such determination has been made, such authorization that may be required has been given and any conditions precedent to such indemnification or payment set forth in this Article VI, the articles of incorporation or applicable law have been satisfied. The rights granted by this Article VI shall be enforceable by such person in any court of competent jurisdiction.

ARTICLE VII

STOCK AND TRANSFERS

SECTION 1. ISSUANCE OF SHARES; CERTIFICATES.

(a) The shares of the corporation may be certificated or uncertificated, as provided in the MBCA. The authorization of uncertificated shares does not affect shares of the corporation already represented by certificates until the certificates are surrendered to the corporation.

(b) The shares of capital stock of the corporation shall be issued in the amounts, at the times, for the consideration, and on the terms and conditions that the board of directors shall deem advisable, subject to the articles of incorporation and any requirements of applicable law.

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(c) The certificated shares of the corporation shall be represented by certificates signed by the chief executive officer, chairman of the board of directors, the president, or a vice president, and also may be signed by the treasurer, assistant treasurer, secretary, or assistant secretary, and may be sealed with the seal of the corporation, if any, or a facsimile of it. The signatures of the officers may be facsimiles if the certificate is countersigned (manually or by facsimile) by a transfer agent or registered by a registrar other than the corporation itself or its employee. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate ceases to be such before the certificate is issued, it may be issued by the corporation with the same effect as if he, she or it were such officer, transfer agent or registrar at the date of issuance. A certificate representing shares shall state on its face that the corporation is formed under the laws of the State of Michigan and shall also state the name of the person to whom it is issued, the number and class of shares and the designation of the series, if any, that the certificate represents, and any other provisions that may be required by applicable law.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Michigan, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation’s articles of incorporation, these bylaws, any agreement among shareholders or any agreement between shareholders and the corporation, and such other matters as are required by law.

SECTION 2. LOST CERTIFICATES. On the presentation to the corporation of a proper affidavit attesting to the loss, destruction, or mutilation of any certificate or certificates for shares of stock of the corporation or such other evidence as the board of directors, a duly authorized officer or the transfer agent of the corporation, if any, may require, the board of directors or any duly authorized officer shall direct the issuance of a new certificate or certificates or uncertificated shares in place of the certificate previously issued by the corporation to replace the certificate(s) so alleged to be lost, destroyed, or mutilated. The board of directors, a duly authorized officer or the transfer agent, if any, may require as a condition precedent to the issuance of new certificates a bond or agreement of indemnity, in the form and amount and with or without sureties, as the board of directors, a duly authorized officer or transfer agent may direct or approve.

SECTION 3. TRANSFERS OF STOCK. The certificated shares of the capital stock of the corporation are transferable only on the books of the corporation upon surrender of the certificate for the shares, properly endorsed for transfer, and the presentation of the evidences of ownership and validity of the assignment that the corporation or its agents may reasonably require. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue or cause the transfer agent to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the shareholder entitled thereto and the transaction shall be recorded upon the books of the corporation.  If the corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

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SECTION 4. REGISTERED SHAREHOLDERS. The corporation shall have the right to treat the person registered on its books as the owner of shares as the absolute owner thereof for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Michigan.

SECTION 5. TRANSFER AGENTS AND REGISTRARS. The board of directors may, in its discretion, appoint one or more banks or companies in the State of Michigan or in such other state or states as the board of directors may deem advisable, from time to time, to act as transfer agents and registrars of the shares of the corporation; and upon such appointments being made, no certificate representing shares shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 1. DIVIDENDS. The board of directors, subject to any restrictions contained in its articles of incorporation, may declare and pay any dividends upon the shares of its capital stock only out of sources legally available therefor. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock to the extent and in the manner provided by law.

SECTION 2. RESERVES. The board of directors shall have power and authority to set apart, out of any funds available for dividends, such reserve or reserves, for any proper purpose, as the board or any of the officers in their discretion shall approve, and the board or any officer shall have the power and authority to abolish any reserve created by the board.

SECTION 3. VOTING SECURITIES. Unless otherwise directed by the board, the chairman of the board, chief executive officer or president, or, in the case of their absence or inability to act, the vice presidents, in order of their rank in the organization as designated by the chief executive officer, shall have full power and authority on behalf of the corporation to attend and to act and to vote, or to execute in the name or on behalf of the corporation a proxy authorizing an agent or attorney-in-fact for the corporation to attend and vote at any meetings of security holders of corporations in which the corporation may hold securities, and at such meetings he or his duly authorized agent or attorney-in-fact shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the corporation might have possessed and exercised if present. The board by resolution from time to time may confer like power upon any other person or persons.

SECTION 4. CHECKS. All checks, drafts and orders for the payment of money shall be signed in the name of the corporation in such manner and by such officer or officers or such other person or persons as the board of directors shall from time to time designate for that purpose.

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SECTION 5. CONTRACTS, CONVEYANCES, ETC. The board of directors shall have power to designate the officers and agents who shall have authority to execute any instrument in behalf of this corporation and to ratify or confirm any execution. When the execution of any contract, conveyance or other instruments has been authorized without specification of the executing officers, the chairman of the board, chief executive officer, president or any vice president, and the secretary, assistant secretary, treasurer or assistant treasurer may execute the same in the name and on behalf of this corporation and may affix the corporate seal thereto. No officer shall execute, acknowledge, or verify an instrument in more than one capacity if the instrument is required by law, the articles of incorporation or these bylaws to be executed, acknowledged or verified by two or more officers.

SECTION 6. FISCAL YEAR. The board of directors from time to time shall determine the fiscal year of the corporation. In the absence of a contrary determination by the board of directors, the fiscal year of the corporation shall be the calendar year.

SECTION 7. SEAL. The board of directors may adopt a corporate seal which shall be in such form as shall be approved from time to time by the board of directors; provided, however, that documents otherwise properly executed on behalf of the corporation shall be valid and binding upon the corporation without a seal whether or not one is in fact designated by the board of directors.

ARTICLE IX

BOOKS AND RECORDS

SECTION 1. MAINTENANCE OF BOOKS AND RECORDS. The proper officers and agents of the corporation shall keep and maintain the books, records, and accounts of the corporation’s business and affairs, minutes of the proceedings of its shareholders, board of directors and committees, if any, and the stock ledgers and lists of shareholders, as the board of directors shall deem advisable and as shall be required by applicable law and other states or jurisdictions empowered to impose such requirements. Books, records and minutes may be kept within or without the State of Michigan in a place that the board of directors shall determine.

SECTION 2 RELIANCE ON BOOKS AND RECORDS. In discharging his or her duties, a director or an officer of the corporation, when acting in good faith, may rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

(a) One or more directors, officers, or employees of the corporation, or of a business organization under joint control or common control, whom the director or officer reasonably believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, engineers, or other persons as to matters the director or officer reasonably believes are within the person’s professional or expert competence; or

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(c) A committee of the board of directors of which he or she is not a member if the director or officer reasonably believes the committee merits confidence.

A director or officer is not entitled to rely on the information set forth above if he or she has knowledge concerning the matter in question that makes reliance otherwise permitted unwarranted.

ARTICLE X

AMENDMENTS

SECTION 1. In furtherance and not in limitation of the powers conferred by law, the board of directors is expressly authorized to repeal, alter, amend or rescind these bylaws. In addition, unless otherwise provided in the articles of incorporation, these bylaws may be repealed, altered, amended or rescinded by the shareholders of the corporation by the affirmative vote of a majority of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose (provided that notice of such proposed repeal, alteration, amendment or rescission is included in the notice of such meeting).

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ABOUT THIS PROSPECTUS
INDUSTRY AND MARKET DATA
PROSPECTUS SUMMARY
The Offering
Summary Historical Consolidated Financial Data
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
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INDEX TO FINANCIAL STATEMENTS
TALMER BANCORP, INC. AND SUBSIDIARY
Talmer Bancorp, Inc. Consolidated Balance Sheets (Unaudited)
Talmer Bancorp, Inc. Consolidated Statements of Income (Unaudited)
Talmer Bancorp, Inc. Consolidated Statements of Comprehensive Income (Unaudited)
Talmer Bancorp, Inc. Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
Talmer Bancorp, Inc. Consolidated Statements of Cash Flows
TALMER BANCORP, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2012 (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Talmer Bancorp, Inc. Consolidated Balance Sheets
Talmer Bancorp, Inc. Consolidated Statements of Income
Talmer Bancorp, Inc. Consolidated Statements of Changes in Shareholders' Equity
Talmer Bancorp, Inc. Consolidated Statements of Cash Flows
Talmer Bancorp, Inc. Notes to Consolidated Financial Statements
Balance Sheets—Talmer Bancorp, Inc.
Statements of Income—Talmer Bancorp, Inc.
Statements of Cash Flows—Talmer Bancorp, Inc.
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Executive Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
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